     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1998


                                                      REGISTRATION NO. 333-42935

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   BELK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             5311                            56-2058574
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                             2801 WEST TYVOLA ROAD
                      CHARLOTTE, NORTH CAROLINA 28217-4500
                                 (704) 357-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  JOHN M. BELK
                            CHIEF EXECUTIVE OFFICER
                                   BELK, INC.
                             2801 WEST TYVOLA ROAD
                      CHARLOTTE, NORTH CAROLINA 28217-4500
                                 (704) 357-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                JOHN D. CAPERS, JR.                                   RALPH A. PITTS
                  KING & SPALDING                                     GENERAL COUNSEL
               191 PEACHTREE STREET                                     BELK, INC.
              ATLANTA, GEORGIA 30303                               2801 WEST TYVOLA ROAD
                  (404) 572-4600                           CHARLOTTE, NORTH CAROLINA 28217-4500
                                                                      (704) 357-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


==============================================================================================================================
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE          OFFERING PRICE           AGGREGATE              AMOUNT OF
   SECURITIES TO BE REGISTERED           REGISTERED            PER SHARE(1)        OFFERING PRICE(1)     REGISTRATION FEE(1)
------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
  $.01 par value per share........       60,244,877               $11.28              $679,615,000           $200,486.43
------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock,
  $.01 par value per share........       60,244,877                 --                     --                    (2)
==============================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the aggregate book value of the shares of Common Stock of the Belk Companies to be converted into the right to receive shares of Class A Common Stock of Belk, Inc. upon consummation of the Reorganization. The aggregate book value of such shares of common stock as of November 1, 1997, was $679,615,000.

(2) Pursuant to Rule 457(i), no registration fee is required.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                   BELK, INC.

                             CROSS REFERENCE TABLE

             LOCATION IN PROXY STATEMENT/PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-4

      ITEM NUMBER AND CAPTION IN FORM S-4                    LOCATION IN PROSPECTUS
      -----------------------------------                    ----------------------
 1.  Forepart of Registration Statement and
       Outside Front Cover Page of
       Prospectus..............................  Outside Front Cover of Proxy
                                                   Statement/Prospectus; Facing Page of the
                                                   Registration Statement
 2.  Inside Front and Outside Back Cover Pages
       of Prospectus...........................  Table of Contents
 3.  Risk Factors, Ratio of Earnings to Fixed
       Charges and Other Information...........  Summary; Risk Factors
 4.  Terms of the Transaction..................  Summary; The Reorganization; Terms of the
                                                   Reorganization Agreement
 5.  Pro Forma Financial Information...........  Unaudited Pro Forma Combined Condensed
                                                   Financial Information
 6.  Material Contacts With the Company Being
       Acquired................................  Summary; The Reorganization; Certain
                                                   Relationships and Transactions
 7.  Additional Information Required For
       Reoffering by Persons and Parties Deemed
       to be Underwriters......................  Not Applicable
 8.  Interests of Named Experts and Counsel....  Not Applicable
 9.  Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................  Not Applicable
10.  Information With Respect to S-3
       Registrants.............................  Not Applicable
11.  Incorporation of Certain Information by
       Reference...............................  Not Applicable
12.  Information With Respect to S-2 or S-3
       Registrants.............................  Not Applicable
13.  Incorporation of Certain Information by
       Reference...............................  Not Applicable
14.  Information With Respect to Registrants
       Other Than S-3 or S-2 Registrants.......  Summary; Business of New Belk; Security
                                                   Ownership; Selected Financial Information of
                                                   New Belk; Management's Discussion and
                                                   Analysis of Financial Condition and Results
                                                   of Operations of the Belk Companies; Index to
                                                   Historical Combined Financial Statements
15.  Information With Respect to S-3
       Companies...............................  Not Applicable
16.  Information With Respect to S-2 or S-3
       Companies...............................  Not Applicable
17.  Information With Respect to Companies
       Other Than S-2 or S-3 Companies.........  Summary; Prospectus Supplement for Applicable
                                                   Belk Company

      ITEM NUMBER AND CAPTION IN FORM S-4                    LOCATION IN PROSPECTUS
      -----------------------------------                    ----------------------
18.  Information if Proxies, Consents or
       Authorizations Are to be Solicited......  Summary; The Reorganization; Terms of the
                                                   Reorganization Agreement; The Special
                                                   Meetings; Management; Security Ownership;
                                                   Prospectus Supplement for Applicable Belk
                                                   Company; Stockholder Proposals and Other
                                                   Matters
19.  Information if Proxies, Consents or
       Authorizations Are Not to be Solicited,
       or in an Exchange Offer.................  Not Applicable

                                PROXY STATEMENT

                               THE BELK COMPANIES
           FOR SPECIAL MEETINGS OF SHAREHOLDERS OF THE BELK COMPANIES

                  TO BE HELD APRIL 15, 1998 AND APRIL 16, 1998

       ------------------------------------------------------------------

                                   PROSPECTUS

                                   BELK, INC.
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE


    This Proxy Statement/Prospectus is being furnished to the shareholders (each an "Existing Belk Shareholder" and, collectively, the "Existing Belk Shareholders") of 112 separate Belk companies (each a "Belk Company" and, collectively, the "Belk Companies") in connection with the solicitation of proxies by the Board of Directors of each Belk Company for use at a special meeting of shareholders of each Belk Company to be held on April 15, 1998 or April 16, 1998, and at any adjournment thereof (each, a "Special Meeting"). The Belk Companies consist of (i) 101 companies that currently operate 202 retail department stores, (ii) six companies that historically operated retail department stores during their existence but whose assets now consist primarily of proceeds from the sale of their retail department stores, and (iii) five companies that operate businesses that provide services to other Belk Companies and their subsidiaries. The Belk Companies are listed on Annex A to this Proxy Statement/Prospectus. The Belk Companies, either individually or in the aggregate, own 100% of the capital stock of (a) 11 companies that currently operate 21 retail department stores, (b) nine companies (including Belk Stores Services, Inc. ("BSS")) that operate businesses that provide services to the Belk Companies and their subsidiaries, (c) one company that has historically operated a retail department store during its existence and whose assets now consist primarily of proceeds from the sale of its retail department store and
(d) three companies that do not operate retail department stores, but own, directly and indirectly, capital stock in certain of the Belk Companies (collectively the "Surviving Belk Subsidiaries"). The Surviving Belk Subsidiaries are also listed on Annex A to this Proxy Statement/Prospectus.



    At each Special Meeting, the shareholders of each Belk Company will be asked to consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Belk Companies, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which each Belk Company (other than Belk-Simpson Company, Greenville, South Carolina ("Belk-Simpson")) will be merged with and into New Belk and New Belk Sub will be merged with and into Belk-Simpson, with Belk-Simpson becoming a wholly-owned subsidiary of New Belk (for each such Belk Company, the "Merger" and, collectively, the "Reorganization") and (b) the Merger of such Belk Company (other than Belk-Simpson) with and into New Belk and the Merger of New Belk Sub with and into Belk-Simpson. New Belk would be the surviving corporation upon consummation of the Reorganization, Belk-Simpson would survive its Merger as a wholly-owned subsidiary of New Belk and the Surviving Belk Subsidiaries would become wholly-owned subsidiaries of New Belk. Upon the consummation of each Merger, each outstanding share of common stock of each Belk Company (the "Belk Companies Common Stock") (other than treasury shares and shares entitled to dissenters' rights of appraisal and other than shares in Belk Companies owned by other Belk Companies which, with certain exceptions described herein, will be canceled) will be converted into a number of shares of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"), set forth in "Determination of Applicable Exchange Ratios" (for each Belk Company, the "Applicable Exchange Ratio"). All of the shares of New Belk Class A Common Stock to be received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued. Upon consummation of the Reorganization, all of the Existing Belk Shareholders (with the exception of any Existing Belk Shareholders who exercise dissenters' rights of appraisal) will become stockholders of New Belk ("New Belk Stockholders"). The methodology used to determine the Applicable Exchange Ratio for each Belk Company was developed by BSS, as discussed more fully in this Proxy Statement/Prospectus under the sections entitled "Summary -- Determination of Applicable Exchange Ratios" and "Determination of Applicable Exchange Ratios." Following the Reorganization, New Belk's executive officers, directors and 5% stockholders will beneficially own an aggregate of approximately 68.2% of the outstanding shares of New Belk Class A Common Stock. In particular, Mr. John M. Belk, Mrs. Sarah Belk Gambrell and their immediate family members, family trusts and family controlled entities will beneficially own approximately 46.2% of the outstanding shares of New Belk Class A Common Stock.



    The shares of New Belk Class A Common Stock to be issued to the Existing Belk Shareholders in connection with the Reorganization are convertible into shares of Class B Common Stock, par value $.01 per share, of New Belk ("New Belk Class B Common Stock" and, together with New Belk Class A Common Stock, the "New Belk Common Stock"), in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class B Common Stock are identical to shares of New Belk Class A Common Stock in all respects, with the exception that holders of New Belk Class B Common Stock are entitled to one vote per share on all matters which are submitted to the New Belk Stockholders for their vote or approval while the holders of New Belk Class A Common Stock are entitled to 10 votes per share on all such matters. The holders of both classes of New Belk Common Stock are entitled to vote and will vote together as a single class on all matters presented to the New Belk Stockholders for their vote or approval except as otherwise required by Delaware law. Shares of New Belk Class A Common Stock will convert automatically, on a one-for-one basis, into shares of New Belk Class B Common Stock if (i) such shares are transferred to any person other than a Class A Permitted Holder (as defined herein) or (ii) the holder of such shares ceases to qualify as a Class A Permitted Holder. See "Description of New Belk Capital Stock."


                            ------------------------

                                                        (continued on next page)


     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN INFORMATION RELEVANT TO OWNERSHIP OF NEW BELK CLASS A COMMON STOCK AND THE REORGANIZATION.

 THE SHARES OF NEW BELK CLASS A COMMON STOCK TO BE ISSUED IN THE REORGANIZATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


    This Proxy Statement/Prospectus and the Prospectus Supplement for each Belk Company also constitute the prospectus of New Belk filed as part of the Registration Statement (as defined herein) relating to the issuance of shares of New Belk Class A Common Stock pursuant to the terms of the Reorganization.


 THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND EACH PROSPECTUS SUPPLEMENT IS
                                        AND THEY
 ARE FIRST BEING MAILED OR OTHERWISE DELIVERED TO EXISTING BELK SHAREHOLDERS ON
                          OR ABOUT            , 1998.

(continued from previous page)

    Consummation of the Reorganization is conditioned upon, among other things, the approval of each Merger by the percentage of outstanding shares of common stock of each Belk Company required under such company's governing documents and applicable state law. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Mergers for all of the Belk Companies in which they own common stock. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Mergers for all of such Belk Companies, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own common stock in such Belk Companies vote in favor of the Mergers for all of such Belk Companies, the vote by such persons, corporations and trusts in favor of the Mergers would be sufficient to approve the Mergers for 102 of the 112 Belk Companies under their governing documents and applicable state law.

    Your vote is important. Whether or not you intend to be present at the Special Meeting for your Belk Company, please complete, sign, date and return the accompanying proxy in the enclosed envelope. If you choose to attend the Special Meeting for your Belk Company, you may revoke your proxy and personally cast your votes.

    No person has been authorized to give any information or to make any representation other than as contained herein in connection with the offer of New Belk Class A Common Stock to be issued in connection with the Reorganization, and, if given or made, such information or representation must not be relied upon as having been authorized by New Belk, any of the Belk Companies or any other person. Neither this Proxy Statement/Prospectus nor the Prospectus Supplement for any Belk Company constitutes an offer to sell or a solicitation of an offer to purchase New Belk Class A Common Stock in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it would be unlawful. Neither the delivery of this Proxy Statement/Prospectus or the Prospectus Supplement for any Belk Company nor any distribution of such New Belk Class A Common Stock shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


    Certain matters discussed in this Proxy Statement/Prospectus and the Prospectus Supplements for each Belk Company constitute forward-looking statements. The forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, growth strategies, business prospects, industry trends and other matters. The following discussion is intended to identify the forward-looking statements and certain factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements.


    Forward-looking statements include the information concerning possible or assumed future results of operations of New Belk set forth under "Summary -- The Reorganization," "Summary -- Dividend Policy," "Risk Factors," "The Reorganization -- Surviving Belk Subsidiaries," "The
Reorganization -- Recommendations of the Boards of Directors," "The Reorganization -- Reasons for the Reorganization," "Determination of Applicable Exchange Ratios," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Condensed Financial Statements" and "Business of New Belk" and other statements in this Proxy Statement/Prospectus and the Prospectus Supplements for each Belk Company identified by words such as "anticipate," "estimate," "expect" and "believe," and include, in particular, the statements related to the expectations of management of BSS, the Belk Companies or New Belk as to the potential for New Belk to achieve (i) strengthened competitive position, (ii) enhanced opportunities for expansion, (iii) increased access to capital markets, (iv) cost efficiencies through consolidation, (v) increased shareholder value and
(vi) possible future tax savings resulting from the Reorganization. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of New Belk following the Reorganization to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may affect New Belk's operations, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause New Belk's actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: general economic and business conditions; changes in the competitive environment within the retail department store industry; the ability of New Belk to integrate the operations of the Belk Companies following the Reorganization; the ability to open new retail department stores on a profitable basis; the ability of New Belk to implement and to obtain anticipated cost savings related to the Reorganization and realize anticipated cost savings; the actual costs required to effect the Reorganization and to realize synergies and cost savings from the Reorganization; and changes in business strategy or development plans.

                             AVAILABLE INFORMATION


    New Belk has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") covering the shares of New Belk Common Stock to be issued in connection with the Reorganization. Neither this Proxy Statement/Prospectus nor the Prospectus Supplement for any Belk Company contains all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information relating to New Belk and the shares of New Belk Class A Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Proxy Statement/Prospectus or the Prospectus Supplement for any Belk Company as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


    As a result of the filing of the Registration Statement with the Commission, New Belk will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. Also in accordance with the requirements of the Exchange Act, New Belk intends to furnish its stockholders with annual reports containing audited consolidated financial statements and a report thereon by independent public accountants and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.


    Each Existing Belk Shareholder will receive a copy of this Proxy Statement/Prospectus and a copy of the Prospectus Supplement for each Belk Company in which such Existing Belk Shareholder owns of record shares of common stock. Prospectus Supplements for any Belk Company are available without charge, upon written or oral request, from Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704)357-1000. In order to ensure timely delivery of the documents prior to the Special Meetings, any such request should be made by April 8, 1998. Prospectus Supplements for any of the Belk Companies are also publicly available on the Commission's web site at (http://www.sec.gov).

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
PROXY STATEMENT..........................Cover
PROSPECTUS...............................Cover
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS......................Inside Cover
AVAILABLE INFORMATION.............Inside Cover
SUMMARY.................................     1
  The Parties...........................     1
  Special Meetings......................     2
  Risk Factors..........................     3
  The Reorganization....................     4
  Determination of Applicable Exchange       9
    Ratios..............................
  Comparison of Shareholder Rights......    10
  Summary Historical Combined and
    Unaudited Pro Forma Combined
    Condensed Financial Information.....    11
  Comparative Per Share Data............    13
  Markets and Market Prices.............    13
  Dividend Policy.......................    13
RISK FACTORS............................    14
  Risks and Effects of the                  14
    Reorganization......................
  Risks of Ownership of New Belk Common
    Stock...............................    16
  Risks of Operations...................    17
  Miscellaneous Risks...................    18
GENERAL INFORMATION.....................    19
SPECIAL MEETINGS........................    19
  Time, Date, Place and Purpose; Record
    Date and Shares Entitled to Vote....    19
  Vote Required; Security Ownership of
    Management..........................    20
  Solicitation and Revocation of            20
    Proxies.............................
THE REORGANIZATION......................    21
  History of the Belk Stores............    21
  Background of the Reorganization......    21
  Professional Advisors.................    22
  Surviving Belk Subsidiaries...........    22
  Non-Belk Stores.......................    23
  Recommendation of Boards of               23
    Directors...........................
  Reasons for the Reorganization........    23
  Consequences of Non-Participation in
    the Reorganization..................    26
  Terms of the Reorganization               26
    Agreement...........................
  Effective Time of the Reorganization
    and Exchange of Shares..............    28
  Belk-Simpson Reorganization...........    28
  Interests of Certain Persons in the
    Reorganization......................    28
  Accounting Treatment..................    29
  Certain Federal Income Tax                29
    Consequences........................
  Certain Conversion Requirements and
    Transfer Restrictions...............    30
  Resales of New Belk Class A Common        31
    Stock...............................
  Dissenters' Rights of Appraisal.......    31
  Regulatory Approvals Required.........    32
DETERMINATION OF APPLICABLE EXCHANGE
  RATIOS................................    32
  Fairness Opinion......................    37
NEW BELK................................    41
CAPITALIZATION..........................    41



                                          PAGE
                                          ----
UNAUDITED PRO FORMA COMBINED CONDENSED
  FINANCIAL STATEMENTS..................
                                            42
SELECTED HISTORICAL COMBINED AND
  UNAUDITED PRO FORMA COMBINED CONDENSED
  FINANCIAL INFORMATION.................
                                            48
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF THE BELK COMPANIES......
                                            50
  General...............................    50
  Results of Operations.................    51
  Comparison of Nine Months Ended
    November 1, 1997 and November 2,        51
    1996................................
  Comparison of Fiscal Years Ended
    February 1, 1997 and February 3,        53
    1996................................
  Comparison of Fiscal Years Ended
    February 1, 1996 and January 31,        54
    1995................................
  Seasonality and Quarterly                 54
    Fluctuations........................
  Liquidity and Capital Resources.......    55
  Recent Accounting Pronouncements......    57
  Impact of Inflation...................    57
  Year 2000 Issues......................    57
BUSINESS OF NEW BELK....................    57
  Business Overview.....................    57
  Business Strategy.....................    58
  Growth Strategy.......................    59
  Merchandising.........................    59
  Marketing.............................    60
  Buying................................    61
  Store Locations and Operations........    61
  Systems and Technology................    62
  Non-Retail Businesses.................    62
  Industry and Competition..............    63
  Trademarks and Service Marks..........    63
  Employees.............................    63
  Legal Proceedings.....................    64
MANAGEMENT..............................    65
  Directors.............................    65
  Committees of the New Belk Board of
    Directors...........................    67
  Compensation of Directors.............    67
  Directors and Officers Insurance......    67
  Executive Officers....................    68
  Executive Compensation................    69
  Pension Plan..........................    69
  Supplemental Pension Plan.............    70
  Belk Profit Sharing Plan..............    70
  Deferred Compensation Plan............    70
  Limitation of Liability and               71
    Indemnification.....................
CERTAIN RELATIONSHIPS AND
  TRANSACTIONS..........................    72
  General...............................    72
  Certain Transactions with Management
    and Business Relationships Between
    the Belk Companies..................    72
  Indebtedness of Management............    74
SECURITY OWNERSHIP......................    75

                                          PAGE
                                          ----
DESCRIPTION OF NEW BELK CAPITAL STOCK...    78
  General...............................    78
  New Belk Common Stock.................    78
  Preferred Stock.......................    79
  Transfer Agent and Registrar..........    79
  Certain Effects of Authorized but
    Unissued Stock......................    79
  Certain Charter and Bylaw                 79
    Provisions..........................
  Directors' Liability..................    81
COMPARISON OF RIGHTS OF HOLDERS OF BELK
  COMPANIES COMMON STOCK AND NEW BELK
  CLASS A COMMON STOCK..................
                                            81
EXPERTS.................................    81
LEGAL MATTERS...........................    82
THE BELK COMPANIES INDEX TO HISTORICAL
  COMBINED FINANCIAL STATEMENTS.........
                                           F-1


                                          PAGE
                                          ----

ANNEX A  THE BELK COMPANIES.............   A-1
         THE SURVIVING BELK
         SUBSIDIARIES...................   A-3
ANNEX B  PLAN AND AGREEMENT OF
         REORGANIZATION.................   B-1
ANNEX C  SHARES OF NEW BELK CLASS A
         COMMON STOCK ALLOCATED TO EACH
         EXISTING BELK SHAREHOLDER......   C-1
ANNEX D  FAIRNESS OPINION OF WILLAMETTE
         MANAGEMENT ASSOCIATES, INC. ...   D-1
PART II  INFORMATION NOT REQUIRED IN
         PROSPECTUS.....................  II-1

                                    SUMMARY

     The following is a summary of certain information contained, or incorporated by reference, elsewhere in this Proxy Statement/Prospectus and the related Supplement to this Proxy Statement/Prospectus for each Belk Company (for each Belk Company, the "Prospectus Supplement"). This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements appearing elsewhere in this Proxy Statement/Prospectus and the Prospectus Supplements. Each Existing Belk Shareholder is urged to read this Proxy Statement/Prospectus and the Prospectus Supplement related to each Belk Company of which it is a shareholder and the Annexes hereto and thereto in their entirety and with care.

                                  THE PARTIES

THE BELK COMPANIES


     The Belk Companies operate the largest privately-owned department store business in the United States, with total revenues of $2.1 billion, on a pro forma combined basis, for the fiscal year ended February 1, 1997. The Belk Companies and their subsidiaries operate 223 retail department stores in 13 states in the southeastern United States. Belk stores sell top national brands of fashion apparel, shoes and accessories for men, women and children, as well as cosmetics, home furnishings, housewares, gifts and other types of merchandise. Belk stores also offer customers exclusive private label brands, such as Andhurst, Heiress, Home Accents, J. Khakis, Kim Rogers, Maryann's Boutique, Meeting Street, Saddlebred, Sweetbriar and 24/Seven. Certain larger Belk stores include hair salons, restaurants, optical centers and other amenities. Belk stores attempt to provide customers with the convenience of one-stop shopping, with a large merchandise mix and extensive offerings of brands, styles, assortments and sizes.



     The Belk Companies consist of (i) 101 companies that operate retail department stores, (ii) six companies that historically operated retail department stores during their existence but whose assets now consist primarily of proceeds from the sale of their retail department stores, and (iii) five companies that operate businesses that provide services to other Belk Companies and their subsidiaries. The Belk Companies, either individually or in the aggregate, own 100% of the capital stock of the Surviving Belk Subsidiaries. New Belk will own 100% of the capital stock of the Surviving Belk Subsidiaries upon consummation of the Reorganization. The Belk Companies and the Surviving Belk Subsidiaries are listed on Annex A to this Proxy Statement/Prospectus. Immediately following the Reorganization, New Belk intends to merge all of the Surviving Belk Subsidiaries with and into New Belk, with the exception of Archdale Advertising Agency, Inc., Belk Leasing Company, BSS, United Electronic Services, Inc. ("UES"), Belk Stores Mutual Insurance Company, The Belk Center, Inc. ("Belk Center"), Belk International, Inc. ("Belk International"), TAGS Stores, LLC and Belk Funding, LLC, which will remain subsidiaries of New Belk. There is no trading market for shares of capital stock of any of the Belk Companies. The state of incorporation, date of incorporation, mailing address and telephone number of each Belk Company are set forth in the Prospectus Supplement for that Belk Company. Unless the context otherwise requires, all references herein to the Belk Companies include the Belk Companies and their respective subsidiaries.


NEW BELK

     New Belk is a Delaware corporation that was organized in November 1997 for the purpose of consolidating the retail department store businesses now operated by the Belk Companies on the terms described in this Proxy Statement/Prospectus. New Belk has no assets or business and has not carried on any activities to date other than those incident to its formation and in connection with the Reorganization and the other transactions contemplated by the Reorganization Agreement. As a result of the Reorganization, the businesses currently conducted by the Belk Companies and their subsidiaries will become the business of New Belk.

     The mailing address of New Belk's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number is
(704) 357-1000.

NEW BELK SUB

     New Belk Sub is a South Carolina corporation that was organized in November 1997 for the purpose of merging with and into Belk-Simpson as part of the Reorganization on the terms described in this Proxy Statement/Prospectus and in the Reorganization Agreement. New Belk Sub has no assets or business and has not carried on any activities to date other than those incident to its formation and in connection with the Reorganization.

     The mailing address of New Belk Sub's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number is (704) 357-1000.

                                SPECIAL MEETINGS

TIME, DATE, PLACE AND PURPOSE


     The Special Meeting of the shareholders of each Belk Company will be held on April 15, 1998 or April 16, 1998, as specifically set forth in the Prospectus Supplement for each Belk Company, at the offices of BSS located at 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. The record date for each Belk Company is March 12, 1998 (the "Record Date"). At the Special Meetings, the shareholders of each Belk Company (other than Belk-Simpson) will be asked to consider and vote upon a proposal to approve the Reorganization Agreement and the Merger of such Belk Company with and into New Belk. The shareholders of Belk-Simpson will be asked to consider and vote upon a proposal to approve the Reorganization Agreement and the Merger of New Belk Sub with and into Belk-Simpson. Upon consummation of the Reorganization, each outstanding share of Belk Companies Common Stock (other than treasury shares and shares of Belk Companies Common Stock owned by Existing Belk Shareholders who perfect dissenters' rights of appraisal under applicable state law and other than shares in Belk Companies owned by other Belk Companies which, with certain exceptions described herein, will be canceled at the Effective Time) will be converted into the right to receive that number of shares of New Belk Class A Common Stock determined in accordance with the Applicable Exchange Ratios set forth in "Determination of Applicable Exchange Ratios." All of the shares of New Belk Class A Common Stock to be received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued. A copy of the Reorganization Agreement that has been executed by each of the Belk Companies, New Belk and New Belk Sub is attached hereto as Annex B.


RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of Belk Companies Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting for each Belk Company and any adjournment thereof. As of the Record Date, each Belk Company had the number of shares issued and outstanding and the number of holders of record specified in the Prospectus Supplement for such Belk Company.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of common stock of each Belk Company outstanding and entitled to vote at such Belk Company's Special Meeting is necessary to constitute a quorum at such Belk Company's Special Meeting. The affirmative vote of the holders of a majority of the shares of common stock issued and outstanding as of the Record Date of certain Belk Companies and two-thirds of the shares of common stock issued and outstanding as of the Record Date of certain other Belk Companies, voting in person or by proxy, is necessary to approve the Reorganization Agreement and each Merger (in each case, the "Required Shareholder Vote"). The Required Shareholder Vote of each Belk Company is specified in Annex A. A failure to vote or an abstention will have the same effect as a negative vote.

     Holders of record of Belk Companies Common Stock on the Record Date are entitled to one vote per share on any matter that may properly come before the Special Meeting of the applicable Belk Company.

     As of the Record Date, Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Mergers for all of the Belk Companies in which they own common stock. If Mr. Belk and the other prospective directors of New Belk vote in favor of the Mergers for all of such Belk Companies, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own common stock in such Belk Companies vote in favor of the Mergers for all of such Belk Companies, the vote by such persons, corporations and trusts in favor of the Mergers would be sufficient to approve the Mergers for 102 of the 112 Belk Companies under their governing documents and applicable state law. These family members, controlled corporations and family trusts have voted in the past in a manner consistent with the member of their family who will serve as a director of New Belk.

SOLICITATION AND REVOCATION OF PROXIES


     A form of proxy for each Belk Company's Special Meeting is enclosed with the Prospectus Supplement for such Belk Company being sent to such Belk Company's Existing Belk Shareholders. Each Existing Belk Shareholder should complete and properly execute a proxy for EACH Belk Company in which such Existing Belk Shareholder owns shares of Belk Companies Common Stock. All shares of Belk Companies Common Stock held of record as of the Record Date represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR approval of the Reorganization Agreement and the Merger of the applicable Belk Company and in the discretion of the proxy holders as to any other matter which may properly come before the Special Meeting for such Belk Company.


     None of the Boards of Directors of the Belk Companies are aware of any other matters which may be presented for action at the Special Meeting for any of the Belk Companies, but if other matters do properly come before any of the Special Meetings, it is intended that shares represented by proxies in the accompanying forms will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Secretary of the applicable Belk Company or by submitting a proxy having a later date or by such person appearing at the Special Meeting for the applicable Belk Company and electing to vote in person.

                                  RISK FACTORS


     An investment in New Belk Class A Common Stock involves certain risks, including the following: (i) the particular Belk Companies participating in the Reorganization will be uncertain at the time of the Special Meetings; (ii) no third-party appraisals of the Belk Companies were obtained in connection with the Reorganization; (iii) the Applicable Exchange Ratios were not determined through negotiations with third parties; (iv) the Reorganization involves certain conflicts of interest; (v) the Fairness Opinion (as defined herein) contains certain qualifications; (vi) a single investment in one Belk Company may outperform an investment in the combined Belk Companies; (vii) certain risks are associated with a larger company; (viii) the Reorganization is expected to involve significant expenses; (ix) potential benefits of any alternatives to the Reorganization may not be realized; (x) certain New Belk Stockholders may enjoy considerable influence over New Belk; (xi) no public market exists for New Belk Common Stock; (xii) the New Belk Class A Common Stock is subject to certain conversion requirements and restrictions on transfer; (xiii) the New Belk Certificate and New Belk Bylaws contain substantial anti-takeover provisions;
(xiv) the Belk Companies have no combined operating history; (xv) the retail industry is highly competitive; (xvi) the retail industry is highly seasonal;
(xvii) the Belk Companies own and/or operate a substantial amount of real estate which could be subject to environmental risks; (xviii) New Belk will be dependent on senior management and other key personnel; (xix) New Belk will assume substantial liabilities in the Reorganization, some of which may be contingent or undisclosed; and (xx) New Belk may consummate the Reorganization without receiving all necessary consents from third parties. See "Risk Factors."

                               THE REORGANIZATION

RECOMMENDATION OF BOARDS OF DIRECTORS

     THE BOARD OF DIRECTORS OF EACH BELK COMPANY HAS DETERMINED THAT THE MERGER OF SUCH BELK COMPANY IS IN THE BEST INTERESTS OF SUCH BELK COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER OF SUCH BELK COMPANY PURSUANT TO THE REORGANIZATION AGREEMENT AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER OF SUCH BELK COMPANY PURSUANT TO THE REORGANIZATION AGREEMENT. For additional information with respect to the determination made by, and recommendation of, the Board of Directors of each Belk Company, see "The Reorganization -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the applicable Prospectus Supplement for such Belk Company.

REASONS FOR THE REORGANIZATION

     The Boards of Directors of the Belk Companies believe that significant benefits will result from the Reorganization. These expected benefits include the following:

     - Enhanced Competitiveness. The retail department store industry is highly competitive and, in the judgment of management, competition in the industry is likely to increase. Management believes that the companies in the retail department store industry that will be successful in this increasingly competitive environment will be larger companies that have an efficient legal structure, modern and attractive stores in key markets, effective inventory management, merchandise that appeals to their best customers, sophisticated management information systems, operating efficiencies and access to significant sources of capital. Management believes that the Reorganization will create a new Belk store organization that will be larger, stronger and more effective in competing against larger companies in the industry. See "The Reorganization -- Reasons for the Reorganization -- Enhanced Competitiveness."

     - Operational Integration. The Reorganization will combine all of the operations presently conducted separately by the Belk Companies into one operating entity. The integration of the separate operations of the Belk Companies will enable New Belk to: (i) avoid potential and actual conflicts of interest inherent in relationships among separate corporations having common directors and officers; (ii) take advantage of financing and investment opportunities that may not be as profitably pursued by the Belk Companies individually; and (iii) avoid duplication of administrative functions. See "The Reorganization -- Reasons for the Reorganization -- Operational Integration."

     - Enhanced Access to Capital. As of November 1, 1997, New Belk had, on a pro forma combined basis, total assets of approximately $1.5 billion and total debt of approximately $441 million. The Boards of Directors of the Belk Companies believe that New Belk's capital structure will provide New Belk with opportunities to refinance its existing debt on more favorable terms and will provide access to new sources of capital on terms more favorable than would be available to the Belk Companies individually. See "The Reorganization -- Reasons for the Reorganization -- Enhanced Access to Capital."

     - Growth Potential. The combination of all of the operations presently conducted by the Belk Companies separately will give the Existing Belk Shareholders an opportunity to participate in the growth of the retail department store industry through an ownership interest in a single business enterprise. See "The Reorganization -- Reasons for the Reorganization -- Growth Potential."

     - Potential Liquidity. New Belk has no present intention to list the shares of New Belk Class A Common Stock issued in the Reorganization or any other capital stock of New Belk on any national or regional exchange or to qualify shares of New Belk Class A Common Stock or any other capital stock for trading on any over-the-counter market. Nevertheless, the liquidity of the Existing Belk Sharehold-ers' investment may increase because the New Belk Class A Common Stock issued in the Reorganization generally will be transferable, subject to the transfer restrictions and conversion requirements described herein, and the creation of a single business enterprise with a substantial number of stockholders may make it more likely that a trading market for shares of New Belk Common Stock will develop than for shares of common stock of any of the Belk Companies individually. See "The
       Reorganization -- Reasons for the Reorganization -- Potential Liquidity" and "Risk Factors -- Risks of Ownership of New Belk Class A Common
       Stock -- Certain Conversion Requirements and Restrictions on Transfer of New Belk Class A Common Stock."

     - Asset and Risk Diversification. Upon consummation of the Reorganization, New Belk will be substantially larger and more diversified than any of the Belk Companies individually. The size and geographic diversity of New Belk's business may translate into more consistent performance and stable returns for Existing Belk Shareholders than is now the case with an investment in a single Belk Company. The Reorganization will also allow the Existing Belk Shareholders to diversify the risks of an investment in a retail department store business over a broader group of assets and business operations and reduce exposure to the risks inherent in an investment in a single Belk Company. See "The Reorganization -- Reasons for the Reorganization -- Asset and Risk Diversification."

     - Expense and Tax Savings. Upon consummation of the Reorganization, management of BSS estimates that New Belk will realize considerable savings resulting from, among other things, (i) a reduction in finance costs due to reduced banking fees and interest expense, consolidation of credit lines and the consummation of more efficient financing transactions for the Belk Companies as a whole, such as securitization of receivables, (ii) more efficient cash management and (iii) tax savings from the use of previously unused operating losses and other tax benefits. Management estimates that such savings could amount to as much as $8 to $10 million in the first year following the Reorganization and $3 to $5 million on an annual basis thereafter. Management cannot determine with certainty, however, whether, when and to what extent such savings will actually be realized by New Belk. See "The
       Reorganization -- Reasons for the Reorganization -- Expense and Tax Savings."

     No assurance can be given, however, that all of these benefits, if any, will be achieved. See "Risk Factors."

TERMS OF THE REORGANIZATION AGREEMENT


     General. The Reorganization Agreement provides that, following the approval of the Reorganization Agreement by the shareholders of each Belk Company and the satisfaction or waiver of the other conditions to the Merger of such Belk Company, at the Effective Time (as defined herein), such Belk Company (other than Belk-Simpson) will be merged with and into New Belk and New Belk Sub will be merged with and into Belk-Simpson, in each case in accordance with the provisions of the applicable state corporate law of such Belk Company ("Applicable State Corporate Law"). New Belk will be the surviving corporation in the Reorganization. As a result of the Reorganization, (i) the separate corporate existence of each Belk Company (other than Belk-Simpson) will cease,
(ii) Belk-Simpson will survive its Merger with New Belk Sub as a wholly-owned subsidiary of New Belk and (iii) the Surviving Belk Subsidiaries will survive the Reorganization as wholly-owned subsidiaries of New Belk.


     Conversion of Shares. The Reorganization Agreement provides that each share of Belk Companies Common Stock issued and outstanding immediately before the Effective Time (other than treasury shares and shares of Belk Companies Common Stock held by Existing Belk Shareholders who perfect their Applicable State Law Appraisal Rights (as defined herein) and other than shares in Belk Companies owned by other Belk Companies which, with certain exceptions described herein, will be canceled at the Effective Time) and all rights in respect thereof will, at the Effective Time, be converted into and become exchangeable for a specified number of shares of New Belk Class A Common Stock determined in accordance with the Applicable Exchange Ratios. See "Determination of Applicable Exchange Ratios." All of the shares of New

Belk Class A Common Stock to be received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.

     Board of Directors of New Belk. The Reorganization Agreement provides that, at the Effective Time, the Board of Directors of New Belk (the "New Belk Board") will consist of John M. Belk, Sarah Belk Gambrell, Thomas M. Belk, Jr.,
H. W. McKay Belk, John R. Belk, David Belk Cannon, J. Kirk Glenn, Jr., Karl G. Hudson, Jr., John A. Kuhne and B. Frank Matthews, II. John M. Belk will be the Chairman of the New Belk Board.

     Certificate of Incorporation and Bylaws of New Belk. The Reorganization Agreement provides that, at the Effective Time, the Certificate of Incorporation of New Belk and the Bylaws of New Belk will be amended and restated in the forms attached to the Reorganization Agreement as Exhibits B and C, respectively (as so amended, the "New Belk Certificate" and the "New Belk Bylaws").

     Conditions to Consummation of the Reorganization. In addition to approval of the Reorganization Agreement by the Required Shareholder Vote for each Belk Company, consummation of each Merger is subject to the satisfaction or waiver of, among certain other customary conditions, the following: (i) no Existing Belk Shareholder will have elected to dissent from and exercise Applicable State Law Appraisal Rights with respect to any Merger; (ii) the Mergers of all of the Belk Companies (other than Belk-Simpson) with and into New Belk shall have been consummated in accordance with the terms of the Reorganization Agreement; (iii) the Merger of New Belk Sub with and into Belk-Simpson shall have been consummated in accordance with the terms of the Reorganization Agreement; (iv) Belk-Simpson shall have completed the plan of reorganization agreed to between New Belk and Belk-Simpson (the "Belk-Simpson Plan of Reorganization") that will result in the assets of Belk-Simpson consisting solely of assets related to and necessary for the conduct of the retail department store business; (v) the Registration Statement shall be effective; and (vi) the applicable waiting period shall have expired under the Hart-Scott-Rodino Act of 1976, as amended (the "HSR Act").

     Amendment and Waiver. The Reorganization Agreement may be amended by mutual agreement of the parties thereto. Any amendment to the Reorganization Agreement must be in writing and signed by the parties thereto. Any provision of the Reorganization Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits of such provision.

     Termination. The Reorganization Agreement may be terminated prior to the Effective Time: (i) with respect to the Merger of any particular Belk Company by mutual written agreement between New Belk and such Belk Company; (ii) by a Belk Company with respect to its Merger or by New Belk with respect to such Merger or the Reorganization as a whole if an event occurs that renders impossible the satisfaction of the conditions to such party's obligations to consummate the Merger, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate the Reorganization Agreement to perform or observe its covenants, agreements and conditions required to be observed by it prior to the Effective Time; (iii) by New Belk with respect to the Merger of any particular Belk Company or the Reorganization as a whole if the shareholders of such Belk Company do not approve the Reorganization Agreement; (iv) by New Belk with respect to the Merger of any particular Belk Company or the Reorganization as a whole if the Board of Directors of such Belk Company withdraws, or modifies in a manner adverse to New Belk, its recommendation that the Reorganization Agreement be approved; (v) by a Belk Company with respect to its Merger or by New Belk with respect to such Merger or the Reorganization as a whole if the Effective Time has not occurred by June 1, 1998; and (vi) by New Belk with respect to the Merger of any particular Belk Company or the Reorganization as a whole if any Existing Belk Shareholder owning shares in such Belk Company shall have elected to dissent from and exercise his Applicable State Law Appraisal Rights with respect to such Merger.

     Covenants. In addition to customary covenants regarding conduct of business pending consummation of the Reorganization, each Belk Company has agreed that it will only pay dividends for fiscal year 1998 in amounts consistent with dividends paid for prior years, subject to normal working capital requirements. Moreover, no Belk Company may, without the prior written consent of New Belk, pay dividends for fiscal year 1998 in an aggregate amount greater than the aggregate amount paid in dividends for fiscal year 1997.

     Fees and Expenses. BSS will pay all fees, costs and expenses incurred in connection with the Reorganization Agreement, the Reorganization and the transactions contemplated thereby (the "Reorganization Expenses").

EFFECTIVE TIME OF THE REORGANIZATION AND EXCHANGE OF SHARES

     Effective Time of the Reorganization. The Reorganization and each Merger consummated pursuant to the Reorganization will become effective upon the latest to occur of the filing of the certificates of merger or articles of merger, as applicable, relating thereto with the Secretaries of State of Delaware and the applicable states of incorporation of the Belk Companies (the "Effective Time"). The Reorganization Agreement provides that the parties thereto will cause such certificates of merger or articles of merger, as applicable, to be filed as soon as practicable after all of the conditions to consummation of each Merger contemplated thereby have been satisfied or waived.

     Exchange of Belk Companies Stock Certificates. Prior to the Effective Time, instructions and a letter of transmittal will be furnished to all Existing Belk Shareholders for use in exchanging their stock certificates for certificates evidencing the shares of New Belk Class A Common Stock that they will be entitled to receive as a result of the Reorganization. EXISTING BELK SHAREHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED.

INTERESTS OF CERTAIN PERSONS IN THE REORGANIZATION

     The Reorganization and the recommendation of the Boards of Directors of the Belk Companies involve conflicts of interests. See "Risk Factors -- Risks and Effects of the Reorganization -- Conflicts of Interest." Such conflicts of interest may arise from the fact that (i) certain executive officers now serve in management of more than one Belk Company which may limit the ability of these officers to act independently and in the best interests of each separate Belk Company for which they serve in management, (ii) certain executive officers and directors of the Belk Companies are expected to become involved in management of New Belk and (iii) the Reorganization will consolidate the holdings of John M. Belk, Sarah Belk Gambrell and other Belk family members in the combined enterprise and give Mr. Belk, Mrs. Gambrell and such other Belk family members substantial control over the operations of New Belk. These relationships cause Mr. Belk, Mrs. Gambrell and such other Belk family members to have interests in the Reorganization that are different from, or in addition to, the interests of other Existing Belk Shareholders. Each Board of Directors considered these conflicts of interest when determining whether to recommend the Reorganization Agreement and its Merger to the Existing Belk Shareholders. See "The Reorganization -- Interests of Certain Persons in the Reorganization."

ACCOUNTING TREATMENT

     The Reorganization will be accounted for using the purchase method of accounting. See "The Reorganization -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     New Belk expects that each Merger (other than the Merger of New Belk Sub with and into Belk-Simpson (the "Belk-Simpson Merger")) will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and that the Belk-Simpson Merger will constitute a transaction described in Section 351(a) of the Code. Generally, no gain or loss should be recognized for federal income tax purposes by the Existing Belk Shareholders, with the exception of Existing Belk Shareholders who elect to exercise their Applicable State Law Appraisal Rights. New Belk has received an opinion of King & Spalding, counsel to New Belk, to the effect that, subject to the assumptions, qualifications and limitations set forth therein, each of the Mergers (other than the Belk-Simpson Merger) will qualify as a reorganization for federal income tax purposes and the Belk-Simpson Merger will qualify as a transaction described in Section 351(a) of the Code. See "The
Reorganization -- Certain Federal Income Tax Consequences."

CERTAIN CONVERSION REQUIREMENTS AND TRANSFER RESTRICTIONS


     The shares of New Belk Class A Common Stock to be issued to the Existing Belk Shareholders in connection with the Reorganization are convertible into shares of New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class B Common Stock are identical to shares of New Belk Class A Common Stock in all respects, with the exception that holders of New Belk Class B Common Stock are entitled to one vote per share on all matters which are submitted to the New Belk Stockholders for their vote or approval while holders of New Belk Class A Common Stock are entitled to 10 votes per share on all such matters. The holders of both classes of New Belk Common Stock are entitled to vote and will vote together as a single class on all matters presented to the New Belk Stockholders for their vote or approval except as otherwise required by Delaware law. See "Description of New Belk Capital Stock."



     Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. Upon a transfer of a share of New Belk Class A Common Stock to any person other than a Class A Permitted Holder, each such share of New Belk Class A Common Stock so transferred will be automatically converted into one share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert to New Belk Class B Common Stock in the event such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. See "The Reorganization -- Certain Conversion Requirements and Transfer Restrictions."


RESALES OF NEW BELK CLASS A COMMON STOCK

     Shares of New Belk Class A Common Stock to be issued to the Existing Belk Shareholders in connection with the Reorganization will be freely transferable under the Securities Act (but will still be subject to compliance with applicable conversion requirements and transfer restrictions), except for shares issued to any Existing Belk Shareholder who, at the time of the Reorganization, may be deemed to be an "affiliate" of New Belk within the meaning of Rule 145 under the Securities Act ("Rule 145"). In general, affiliates of New Belk include the executive officers and directors of, and any other person or entity who controls, is controlled by or is under common control with, New Belk. Rule 145 imposes, among other things, certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of New Belk Class A Common Stock issued to such persons or entities. Shares of New Belk Class B Common Stock will also be freely transferable under the Securities Act, except for those restrictions on transferability under Rule 145 applicable to New Belk Class B Common Stock owned by New Belk Stockholders who may be deemed to be affiliates of New Belk. New Belk may place legends on certificates representing shares of New Belk Common Stock that are to be issued to such Existing Belk Shareholders in the Reorganization to reflect the restrictions on transferability under Rule 145 applicable to affiliates of New Belk. See "The Reorganization -- Resales of New Belk Class A Common Stock" and "Description of New Belk Capital Stock -- New Belk Common Stock."

DISSENTERS' RIGHTS OF APPRAISAL

     Each Existing Belk Shareholder is entitled to dissenters' rights of appraisal and, if the Merger relating to such Existing Belk Shareholder's Belk Company is consummated, to receive payment in cash for the statutory "fair value" of his shares (excluding any element of value arising from the accomplishment or expectation of the Reorganization) upon compliance with the provisions of state law applicable to each such Belk Company (the "Applicable State Law Appraisal Rights"). See "The Reorganization -- Dissenters Rights of Appraisal."

     The Applicable State Law Appraisal Rights for each such Belk Company are summarized in the Prospectus Supplement for such Belk Company and the full text of the Applicable State Law Appraisal Rights for each Belk Company is set forth in Annex A attached to the applicable Prospectus Supplement. It is a condition to the obligation of New Belk to consummate the Merger with each Belk Company and the

Reorganization as a whole that no Existing Belk Shareholder exercises his Applicable State Law Appraisal Rights. The exercise of Applicable State Law Appraisal Rights by any Existing Belk Shareholder will have the effect of (i) requiring New Belk to waive the condition that no Existing Belk Shareholder exercise his Applicable State Law Appraisal Rights or (ii) allowing New Belk to terminate the Reorganization Agreement. See "The Reorganization -- Terms of the Reorganization Agreement."

REGULATORY APPROVALS REQUIRED


     Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Reorganization may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the waiting period has expired or been terminated. Pursuant to the HSR Act, on December 19, 1997, John M. Belk and certain Belk Companies filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Reorganization. The 30-day waiting period under the HSR Act applicable to the Reorganization was terminated early by action of the FTC on January 2, 1998. The requirements of the HSR Act will be satisfied if the Reorganization is consummated by January 2, 1999. There can be no assurance that the Reorganization will not be investigated or opposed by the FTC or the Antitrust Division, or that at any time before the consummation of the Reorganization, the FTC, the Antitrust Division, states or private parties will not take action under the antitrust laws challenging the consummation of the Reorganization. See "The Reorganization -- Regulatory Approvals Required."


                  DETERMINATION OF APPLICABLE EXCHANGE RATIOS

     The Applicable Exchange Ratios for the Mergers have been calculated to take into account the different financial and operating characteristics of each Belk Company. Although the Belk Companies operate similar businesses, the Belk Companies are separate legal entities governed by separate Boards of Directors. Over time, the Boards of Directors of the Belk Companies have made their own decisions regarding their respective businesses, including decisions regarding store operations, capital structures, investments in other Belk Companies and other securities, capital expenditures, the level of distributions made to its equity owners and the retention of cash in the businesses. As a result of these decisions, the Belk Companies generally have different financial and operating characteristics that make it unlikely that using a single method of determining the value of each of the Belk Companies for purposes of calculating the Applicable Exchange Ratios would be fair to all of the Existing Belk Shareholders. In addition, a number of the Belk Companies own equity interests in other Belk Companies. As a result of these investments, the value of each Belk Company consists not only of the value of its retail department store operations or other directly held assets but also the value of its equity interests in other Belk Companies.

     To determine exchange ratios for the Mergers that would take into account the different financial and operating characteristics of the Belk Companies and the investments by Belk Companies in other Belk Companies, BSS developed a methodology to determine the exchange ratios based upon the "Net Relative Value" (as defined herein) of each Belk Company. This methodology is described in more detail in "Determination of Applicable Exchange Ratios." BSS first determined five different values for the department store operations and other directly held assets of each Belk Company based upon five valuation formulas and attributed to each Belk Company with continuing operations the highest of the five values resulting from the application of these formulas (the Applicable Exchange Ratio for each Belk Company with discontinued operations was determined by using the Adjusted Book Equity Valuation Formula (as defined herein)). BSS then adjusted the value attributed to each Belk Company by adding to the value attributed to that Belk Company the proportionate share (based upon percentage ownership) of the value attributed to each other Belk Company, if any, in which that Belk Company owns any equity interest, resulting in a "Total Relative Value." The "Total Relative Value" was then reduced by the proportionate share (based upon percentage ownership) of the value of that Belk Company owned by any other Belk Company. The value resulting from such methodology is the "Net Relative Value" of that Belk Company. The effect of these adjustments is to allocate to the individual shareholders of each Belk Company both the value of the assets of that Belk Company and the value of that Belk Company's interest in other Belk Companies.

     After determining the Net Relative Value of each Belk Company, BSS calculated the percentage that the Net Relative Value of each Belk Company represents of the total of the Net Relative Values of all of the Belk Companies. The Applicable Exchange Ratio for the Merger of each Belk Company is then based upon the percentage of the total of the Net Relative Values of all of the Belk Companies attributed to that Belk Company.

     The Applicable Exchange Ratio for each Belk Company is set forth in "Determination of Applicable Exchange Ratios" herein and the Prospectus Supplement for each Belk Company describes the calculation of the Applicable Exchange Ratio for the Merger of such Belk Company. The methodology used to determine the Applicable Exchange Ratio for each Belk Company is referred to herein as the "Valuation Process."

FAIRNESS OPINION

     On November 25, 1997 Willamette Management Associates, Inc. ("Willamette"), an independent financial advisory firm with substantial experience in valuing retail businesses, delivered its opinion (the "Fairness Opinion") to each of the Belk Companies and their directors that, based upon and subject to its analysis and assumptions and limiting conditions, the Valuation Process is reasonable and is fair, from a financial point of view, to the Existing Belk Shareholders. For a summary of the assumptions and qualifications that limit the scope of the Fairness Opinion, see "Determination of Applicable Exchange Ratios -- Fairness Opinion." The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limits of review undertaken in connection with the Fairness Opinion, is attached as Annex D to this Proxy Statement/Prospectus and is incorporated herein by reference. Existing Belk Shareholders are urged to read the Fairness Opinion in its entirety.

                        COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Reorganization, Existing Belk Shareholders will receive shares of New Belk Class A Common Stock. For a description of the New Belk Class A Common Stock, see "Description of New Belk Capital Stock -- New Belk Common Stock." For a comparison of the material differences between the rights of the holders of New Belk Class A Common Stock and the holders of common stock of a Belk Company, see "Comparison of Rights of Holders of Belk Companies Common Stock and New Belk Class A Common Stock" herein and "Comparison of Shareholder Rights" in the applicable Prospectus Supplement for each such Belk Company.

SUMMARY HISTORICAL COMBINED AND UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
                                  INFORMATION

     The summary historical combined financial information of the Belk Companies presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997, has been derived from the historical combined financial statements of the Belk Companies. The historical combined financial statements as of February 3, 1996 and February 1, 1997 and for each of the years in the three-year period ended February 1, 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such historical combined financial statements, and the report thereon, are included elsewhere in this Proxy Statement/Prospectus. The summary historical combined information of the Belk Companies presented below for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997, has been derived from the unaudited historical combined financial statements of the Belk Companies included elsewhere in this Proxy Statement/Prospectus. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

     The following summary unaudited pro forma combined condensed financial information of New Belk has been derived from, or prepared on a basis consistent with, the unaudited pro forma combined condensed financial statements included elsewhere in this Proxy Statement/Prospectus. The pro forma information gives effect to the Reorganization as if it had occurred at the beginning of the first period presented. This data is presented for illustrative purposes only and is not indicative of the combined results of operations or financial position that would have occurred if the Reorganization had been consummated at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of New Belk.

                                                   HISTORICAL
                       -------------------------------------------------------------------

                                                FISCAL YEAR ENDED
                       -------------------------------------------------------------------
                       FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                         1993(1)       1994(1)       1995(1)       1996(1)     1997(1)(2)
                       -----------   -----------   -----------   -----------   -----------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED STATEMENT OF
 INCOME DATA:
Revenues.............  $1,661,942    $1,674,373    $1,694,422    $1,685,470    $1,772,613
Cost of goods sold...   1,131,154     1,151,942     1,151,713     1,149,270     1,205,687
Depreciation and
 amortization........      41,740        44,104        46,762        50,832        54,198
Income from
 continuing
 operations..........      54,348        40,715        46,893        42,518        64,497
Income from
 discontinued
 operations(4).......       1,445         1,687         1,731         1,298        36,873
Net income...........      55,793        53,923        48,624        43,816       101,370
Income from
 continuing
 operations per
 share...............         n/a           n/a           n/a           n/a           n/a
Average number of
 shares
 outstanding.........         n/a           n/a           n/a           n/a           n/a
SELECTED BALANCE
 SHEET DATA:
Accounts receivable,
 net.................     275,141       274,011       262,986       263,161       335,914
Merchandise
 inventories.........     347,619       356,000       349,610       365,902       425,415
Working capital......     479,788       498,845       514,228       423,543       442,753
Total assets.........   1,152,706     1,152,071     1,159,735     1,260,979     1,358,900
Short-term debt......      21,206        20,711        11,000       116,327       187,272
Long-term debt.......     267,609       240,923       203,742       169,264       207,496
Capitalized lease
 obligations.........      12,268        11,487        10,708         9,177         8,514
Shareholders'
 equity..............     635,705       672,498       717,284       748,706       672,016
Book value per
 share...............         n/a           n/a           n/a           n/a           n/a
SELECTED OPERATING
 DATA:
Number of stores at
 end of period.......         227           225           221           216           250
Comparable store net
 revenue increases
 (decreases).........         2.7%          4.7%          2.4%         (2.3)%         2.3%

                              HISTORICAL                    PRO FORMA
                       -------------------------   ---------------------------
                                                      FISCAL          NINE
                                                       YEAR          MONTHS
                           NINE MONTHS ENDED           ENDED          ENDED
                       -------------------------   -------------   -----------
                       NOVEMBER 2,   NOVEMBER 1,    FEBRUARY 1,    NOVEMBER 1,
                         1996(1)       1997(1)     1997(1)(2)(3)   1997(1)(3)
                       -----------   -----------   -------------   -----------
                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED STATEMENT OF
 INCOME DATA:
Revenues.............  $1,138,615    $1,342,918      $2,060,236    $1,388,317
Cost of goods sold...     774,294       907,654       1,400,146       938,014
Depreciation and
 amortization........      47,908        39,608          67,337        43,517
Income from
 continuing
 operations..........      22,613        18,376          57,109        17,037
Income from
 discontinued
 operations(4).......      (3,567)       (5,143)            n/a           n/a
Net income...........      19,046        13,233             n/a           n/a
Income from
 continuing
 operations per
 share...............         n/a           n/a             .96           .29
Average number of
 shares
 outstanding.........         n/a           n/a      59,713,460    59,713,460
SELECTED BALANCE
 SHEET DATA:
Accounts receivable,
 net.................     312,450       325,954             n/a       338,491
Merchandise
 inventories.........     528,589       527,687             n/a       547,158
Working capital......     354,097       469,456             n/a       469,443
Total assets.........   1,524,065     1,435,997             n/a     1,524,087
Short-term debt......     316,864       186,766             n/a       197,740
Long-term debt.......     345,452       231,841             n/a       231,841
Capitalized lease
 obligations.........       8,683        11,312             n/a        11,312
Shareholders'
 equity..............     590,580       679,615             n/a       755,208
Book value per
 share...............         n/a           n/a             n/a         12.65
SELECTED OPERATING
 DATA:
Number of stores at
 end of period.......         253           225(5)          250           225(5)
Comparable store net
 revenue increases
 (decreases).........         2.0%          1.7%            2.2%          1.3%


---------------

All years include 52 weeks (364 days) except that the fiscal year ended February 3, 1996 includes 368 days and the fiscal year ended February 2, 1993 includes 371 days.


(1) The historical financial information includes financial information for Belk-Simpson on an equity basis. The pro form financial information includes the financial information of Belk-Simpson on a consolidated basis.

(2) In November 1996, Belk of Virginia, Inc. acquired a controlling interest in various corporations that owned and operated 42 Leggett stores. The historical financial information for the fiscal year ended February 1, 1997 includes only three months of financial information for the acquired Leggett stores. The pro forma financial information for the fiscal year ended February 1, 1997 includes a full fiscal year of financial information for the Leggett stores.


(3) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock expected to be outstanding upon consummation of the Reorganization, which includes the one share of New Belk Class A Common Stock issued in connection with the formation of New Belk, but excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be cancelled upon consummation of the Reorganization. See "Determination of Applicable Exchange Ratios."



(4) Income from discontinued operations represents the operating results and gain on the sale of BAC, Inc. ("BAC"), which owned and operated a mall in Charlotte, North Carolina and the operating results of TAGS Stores, LLC ("TAGS"), which owned and operated outlet stores.


(5) Excludes 13 stores operated as TAGS Stores (as defined herein) closed in December 1997.

                           COMPARATIVE PER SHARE DATA

     Certain historical earnings and book value per share data and certain pro forma equivalent per share data, giving effect to the Reorganization for and as of the periods therein presented, for each Belk Company are set forth in the Prospectus Supplement for that Belk Company. The data set forth in each Prospectus Supplement should be read in conjunction with the unaudited combined pro forma financial statements of New Belk, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus and the financial statements of the applicable Belk Company included in the Prospectus Supplement for that Belk Company.

                           MARKETS AND MARKET PRICES

     Each of the Belk Companies is privately held, and there is no established market for any of the Belk Companies Common Stock. The number of holders of record of the common stock of each Belk Company and the dividends paid by such Belk Company during the fiscal year ended February 1, 1997 are specified in the Prospectus Supplement for such Belk Company.

     New Belk is privately held, and there is no established market for New Belk Class A Common Stock. There is only one holder of record of New Belk Class A Common Stock and only one share of New Belk Class A Common Stock issued and outstanding. No dividends have been declared by New Belk on the New Belk Class A Common Stock. Future payments of dividends by New Belk will depend upon New Belk's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. See "-- Dividend Policy."

                                DIVIDEND POLICY

     Each Belk Company is expected to pay dividends for the fiscal year ended January 31, 1998 in amounts consistent with dividends paid with respect to prior fiscal years. The Reorganization Agreement permits the Belk Companies to pay dividends in these amounts prior to the Effective Time with respect to fiscal year 1998, subject to the requirement that each Belk Company retain cash sufficient to meet normal working capital requirements and not pay dividends with respect to fiscal year 1998 in an aggregate amount in excess of the amount paid in dividends with respect to fiscal year 1997.

     Subject to approval of its Board of Directors, New Belk expects to pay annual dividends with respect to fiscal year 1999 in amounts which will represent approximately 25% of New Belk's net income, excluding unusual or infrequent items, for fiscal year 1999. The actual amount of dividends paid with respect to fiscal year 1999 and each subsequent year will be determined at the sole discretion of the New Belk Board based upon New Belk's results of operations, financial condition, cash requirements and other factors deemed relevant by the New Belk Board.

                                  RISK FACTORS

     An investment in the New Belk Class A Common Stock offered hereby involves certain risks. In addition to the other information in this Proxy Statement/Prospectus and the applicable Prospectus Supplements, prospective investors should carefully consider the following factors in evaluating New Belk and its business before voting on the Reorganization Agreement and the Merger for each Belk Company.

RISKS AND EFFECTS OF THE REORGANIZATION


     Uncertainty of Participating Belk Companies at the Time of Voting. The precise number of shares of New Belk Class A Common Stock received by each Existing Belk Shareholder depends on the specific number and identity of the Belk Companies participating in the Reorganization. The Belk Companies that will participate in the Reorganization will not be determined until the conclusion of the Special Meetings. New Belk's obligation to consummate the Reorganization is conditioned on a number of factors, including the requirements that (i) no Existing Belk Shareholder shall exercise his Applicable State Law Appraisal Rights with respect to any of the Belk Companies and (ii) the Required Shareholder Vote for each Belk Company is obtained. See "The
Reorganization -- Terms of the Reorganization Agreement." There can be no assurance that Existing Belk Shareholders will not exercise their Applicable State Law Appraisal Rights. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Mergers for all of the Belk Companies in which they own common stock. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Mergers for all of such Belk Companies, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own common stock in such Belk Companies vote in favor of the Mergers for all of such Belk Companies, the vote by such persons, corporations and trusts in favor of the Mergers would be sufficient to approve the Mergers for 102 of the 112 Belk Companies under their governing documents and applicable state law. There can be no assurance that any of the Belk Companies will approve the Reorganization Agreement and the Merger for such Belk Company. Because the number and identity of the Belk Companies that will participate in the Reorganization will not be known until the Special Meetings have concluded, the resulting size, business and leverage, among other things, of New Belk cannot be finally determined prior to the conclusion of the Special Meetings. To the extent certain Belk Companies do not participate in the Reorganization, and New Belk elects to waive the condition to consummation of the Reorganization that all of the Mergers are consummated, the Existing Belk Shareholders who do participate in the Reorganization will receive shares of New Belk Class A Common Stock that may have an aggregate value that is less than the value of the shares that such Existing Belk Shareholders would have received if all of the Belk Companies had participated in the Reorganization. See "The Reorganization -- Consequences of Non-Participation in the Reorganization."


     Method of Determining Applicable Exchange Ratios; No Third Party Appraisals. The Applicable Exchange Ratios were determined on the basis of the Net Relative Values of the Belk Companies, which constitute for each Belk Company with continuing operations the highest of five values determined by five different valuation formulas, adjusted as described herein (the Applicable Exchange Ratio for each Belk Company with discontinued operations was determined by using the Adjusted Book Equity Valuation Formula). The Applicable Exchange Ratios were not determined on the basis of a fair market valuation of any Belk Company or its assets or business. In addition, there was no valuation of the Belk Companies through negotiations with prospective purchasers. Willamette was retained to evaluate only the reasonableness of the Valuation Process and the fairness of the Valuation Process, from a financial point of view, to the Existing Belk Shareholders. Accordingly, there can be no assurance that the value of the New Belk Class A Common Stock to be received by the Existing Belk Shareholders of a Belk Company will be representative of the actual value of the assets or business of that Belk Company if the assets or business of that Belk Company were determined by appraisal or if that Belk Company were to be sold. In addition, because the Applicable Exchange Ratios were calculated based on the financial statements of each of the Belk Companies for the fiscal year ended February 1, 1997, they do not take into account the results of operation of any Belk Company after such date. See "Determination of Applicable Exchange Ratios."

     Absence of Arms-Length Negotiations. The terms and conditions of the Reorganization are not the result of arms-length negotiations between New Belk and the Belk Companies. The terms and conditions of the Reorganization were proposed by BSS and approved by the Boards of Directors of the Belk Companies. No independent representative was retained to negotiate on behalf of any individual Belk Company. If an independent representative had been retained, the terms and conditions of the Reorganization may have been more favorable to some or all of the Existing Belk Shareholders.

     Conflicts of Interest. The Reorganization and the recommendation of the Boards of Directors of the Belk Companies involve certain conflicts of interest. In managing the affairs of the Belk Companies, each member of the Board of Directors of a Belk Company is required to act in good faith and with an undivided duty of loyalty to such Belk Company and its Existing Belk Shareholders. Certain executive officers and directors of the Belk Companies have conflicts of interest in recommending the Reorganization to the Existing Belk Shareholders because they serve as members of the Boards of Directors of multiple Belk Companies. These common directorships may affect the ability of these executive officers and directors to independently assess whether the terms of the Reorganization are fair to the Existing Belk Shareholders of each Belk Company for which they serve as directors. In addition, certain of such executive officers and directors, including John M. Belk, Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk, will serve as executive officers and directors of New Belk. These conflicts of interest could result in decisions that do not fully reflect the interests of each Existing Belk Shareholder in each Belk Company. See "The Reorganization -- Interests of Certain Persons in the Reorganization."

     Qualifications to Fairness Opinion. Willamette has provided the Fairness Opinion in which it addresses the reasonableness of the Valuation Process and the fairness, from a financial point of view, of the Valuation Process to the Existing Belk Shareholders. The Fairness Opinion, however, is specifically limited in scope and contains a number of material qualifications and assumptions. In rendering the Fairness Opinion, Willamette was not requested to, and states that it did not, select the method of determining the Applicable Exchange Ratio for any Merger, establish the value of any Belk Company, make any recommendations to New Belk or any Belk Company with respect to whether to approve or reject the Reorganization or express any opinion as to: (i) the impact of the Reorganization on Existing Belk Shareholders who do not participate in the Reorganization; (ii) the tax consequences of the Reorganization for the Existing Belk Shareholders or New Belk Stockholders;
(iii) the capital structure of New Belk or its impact on the financial performance of New Belk; (iv) the fairness of the Reorganization Expenses borne by BSS; (v) whether or not alternative methods of determining the relative amounts of New Belk Class A Common Stock to be issued also would have provided fair results or results substantially similar to those of the allocation methodology used; or (vi) the fairness or advisability of any alternatives to the Reorganization. In rendering the Fairness Opinion, Willamette has relied, without independent verification, on the accuracy and completeness of all financial information provided to it by BSS or contained in financial statements of the Belk Companies used by it for purposes of preparing the Fairness Opinion. See "Determination of Applicable Exchange Ratios -- Fairness Opinion." These qualifications to the Fairness Opinion may diminish its usefulness to the Existing Belk Shareholders in determining whether to approve or reject the Mergers related to the Belk Companies in which they own shares of common stock because the Fairness Opinion does not address all factors and circumstances that may be relevant in evaluating the fairness of such Mergers or the Reorganization as a whole.

     Single Belk Company May Outperform the Business of Belk Companies as a Whole. The Reorganization will combine the businesses of all of the Belk Companies into a single organization. An investment in an existing Belk Company, over time, may outperform an investment in all of the Belk Companies combined in the Reorganization. An Existing Belk Shareholder with an investment in any such Belk Company who exchanges shares of Belk Companies Common Stock for New Belk Class A Common Stock may receive a lower return on an investment in New Belk than such Existing Belk Shareholder would have received from his investment in the single Belk Company.

     Larger Asset Pool Risks. Existing Belk Shareholders participating in the Reorganization may own an interest in a combined company that will own or operate assets or lines of business that were not formerly owned or operated by the Belk Company in which they now have an interest. Consequently, such Existing Belk Shareholders will be subject to the risks that are associated with those assets and businesses and any future adverse developments with respect to those assets and businesses.

     Expenses of the Reorganization. The Reorganization Expenses are estimated to be approximately $4.75 million. BSS will pay all Reorganization Expenses whether or not the Reorganization is consummated. See "The
Reorganization -- Reorganization Expenses."

     Foregoing Potential Benefits of Alternatives to the Reorganization. The only alternative to the Reorganization considered by the Belk Companies' Boards of Directors was the continuation of the Belk Companies as separate business entities. Such a strategy would not expose the Existing Belk Shareholders to the risks associated with the Reorganization and would not offer the Existing Belk Shareholders the potential benefits of the Reorganization. An alternative to the Reorganization that was not considered by BSS and the Belk Companies' Boards of Directors would be for each Belk Company to sell its assets, distribute the net proceeds of such sale to the shareholders of that Belk Company and thereafter dissolve. Such a sale would permit the Belk Companies to value each Belk Company's assets through negotiations with prospective purchasers (in many cases unrelated third parties), making it unnecessary to rely upon the Net Relative Values of the Belk Companies to determine the Applicable Exchange Ratios. Such a sale would result in substantial taxable income for all of the Existing Belk Shareholders.


     Potential Influence of Certain Stockholders. Following the Reorganization, New Belk's executive officers, directors and 5% stockholders will beneficially own an aggregate of approximately 68.2% of the outstanding shares of New Belk Class A Common Stock. In particular, Mr. John M. Belk, Mrs. Sarah Belk Gambrell and their immediate family members, family trusts and family controlled entities will beneficially own approximately 46.2% of the outstanding shares of New Belk Class A Common Stock. Mr. Belk will be the Chief Executive Officer and Chairman of the New Belk Board. Therefore, New Belk's executive officers, directors and 5% stockholders, if they acted together, would be able to control the election of directors and matters requiring the approval of New Belk Stockholders. This concentration of ownership by certain New Belk Stockholders may also have the effect of delaying or preventing a change in control of New Belk. See "Security Ownership."


RISKS OF OWNERSHIP OF NEW BELK COMMON STOCK

     Absence of Public Market for New Belk Common Stock. New Belk Common Stock will be generally transferable, subject to certain transfer restrictions and conversion requirements discussed herein. New Belk, however, has no present intention to list the shares of New Belk Class A Common Stock issued in the Reorganization, or any other shares of capital stock of New Belk, on any national or regional exchange or to qualify such shares for trading on any over-the-counter market. Consequently, New Belk Stockholders may not be able to liquidate their New Belk Common Stock in the event of emergency or for any other reason. See "Description of New Belk Capital Stock."

     New Belk may decide in the future to list the shares of New Belk Class B Common Stock issued upon conversion of shares of New Belk Class A Common Stock or otherwise qualify New Belk Common Stock for trading on an established securities market or to allow the creation of a secondary market (or the substantial equivalent thereof) for New Belk Common Stock. Such determination will be made by New Belk only if New Belk determines that such listing or quotation would be in the best interests of New Belk and the New Belk Stockholders. There can be no assurance that if New Belk attempts to list New Belk Class A or Class B Common Stock, either class will be accepted for listing on a national securities exchange or for quotation in a national automated quotations system.


     Although New Belk has no such intention at the present time, if New Belk decides in the future to list the shares of New Belk Class B Common Stock issued upon conversion of shares of New Belk Class A Common Stock or otherwise qualify New Belk Class B Common Stock for trading, such a listing may impact the holders of shares of New Belk Class A Common Stock. While the effects of such a listing cannot be predicted by New Belk with precision, such a listing may (i) impact the market price and/or liquidity of New Belk Class A Common Stock by allowing third parties interested in purchasing shares of New Belk Common Stock to do so through a liquid public market rather than purchasing shares from existing holders of shares of New Belk Class A Common Stock and (ii) adversely affect the voting power of shares of New Belk Class A Common Stock if a holder of shares of New Belk Class B Common Stock were to accumulate enough shares to offset the fact that New Belk Class A Common Stock retains 10 votes for each share as opposed to one vote for each share of New Belk Class B Common Stock.


     Certain Conversion Requirements and Restrictions on Transfer of New Belk Class A Common Stock. Shares of New Belk Class A Common Stock may only be owned by Class A Permitted Holders. In addition, upon transfer of shares of New Belk Class A Common Stock to any person who is not a Class A Permitted Holder such shares will automatically convert into shares of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. Subject to these conversion requirements and other transfer restrictions, shares of New Belk Class A Common Stock to be issued to the Existing Belk Shareholders in connection with the Reorganization will be freely transferable under the Securities Act, except for shares issued to any Existing Belk Shareholder who, at the time of the Reorganization, may be deemed to be an "affiliate" of New Belk within the meaning of Rule 145. In general, affiliates of New Belk include the executive officers and directors and any other person or entity who controls, is controlled by or is under common control with New Belk. Rule 145 imposes, among other things, certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of New Belk Class A Common Stock issued to such persons or entities. Because of the transfer restrictions and conversion requirements of the New Belk Class A Common Stock, the New Belk Class A Common Stock may be considered less valuable than shares of Belk Companies Common Stock and may not be as readily accepted by lenders as collateral for loans as shares of Belk Companies Common Stock. New Belk may place legends on certificates representing shares of New Belk Class A Common Stock to reflect the transfer restrictions and conversion requirements with respect to such shares. See "Description of New Belk Capital Stock."

     Anti-Takeover Provisions. Certain provisions of the New Belk Certificate and the New Belk Bylaws impose certain procedures and limitations applicable to stockholders' meetings, proposal of business and nomination of directors that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of New Belk. Such provisions may limit the price that certain investors may be willing to pay in the future for shares of New Belk Class A Common Stock. These provisions may also reduce the likelihood of an acquisition of New Belk. Further, the New Belk Certificate classifies the New Belk Board into three classes. After an initial term of office, directors of New Belk will be elected for staggered three-year terms. The staggered terms for directors may affect New Belk Stockholders' ability to change control of New Belk even if a change in control were in the New Belk Stockholders' interest. In addition, under the New Belk Certificate, New Belk has the authority to fix the rights and preferences of, and issue shares of, Preferred Stock (as defined herein) without further action of the New Belk Stockholders. Therefore, Preferred Stock could be issued, without stockholder approval, that could have voting, liquidation and dividend rights superior to that of existing stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of New Belk Common Stock and the likelihood that such holders would receive dividend payments and payments on liquidation, and could have the effect of delaying, deferring or preventing a change in control of New Belk. New Belk has no present plan to issue any shares of Preferred Stock. See "Description of New Belk Capital Stock."

RISKS OF OPERATIONS

     Absence of Combined Operating History. New Belk was organized in November 1997 and has conducted no operations to date. Except for certain services provided by BSS, the Belk Companies have been operating independently, and New Belk may not be able to successfully integrate these businesses and their operations, employees and management. New Belk's management structure is still in its formative stages, and there can be no assurance that New Belk management will be able to oversee the combined entity and implement effectively New Belk's business strategies. See "Business of New Belk" and "Management."

     Competition. The retail department store industry is highly competitive. New Belk will have, as the Belk Companies separately now have, several competitors on a national and regional level, as well as numerous competitors on a local level. Many factors enter into competition for a consumer's patronage, including price, quality, style, service, product mix, convenience and credit availability. New Belk will compete with a number of national companies that have longer operating histories, larger customer bases, substantially greater financial, management, technical, sales, marketing and other resources than New Belk. Consequently, there can be no assurance that New Belk will be able to continue to be competitive in its markets or that it will be able to competitively enter new markets. Failure by New Belk to maintain its competitiveness would have a material adverse effect on New Belk's business, results of operations and financial condition. See "Business of New
Belk -- Industry and Competition."

     Seasonality of Retail Industry. The Belk Companies experience, and New Belk will experience after consummation of the Reorganization, seasonal fluctuations in retail sales and net income, with a disproportionate amount of the Belk Companies' combined net income typically realized during the fourth quarter. Retail sales and net income are generally weakest during the first quarter. New Belk's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, the net sales contributed by new stores, merchandise mix and the timing and level of markdowns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Belk
Companies -- Seasonality and Quarterly Fluctuations."

     Environmental Matters. Many of the Belk Companies own or lease real estate. Under various federal, state and local laws, an owner or operator of real estate may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws may impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of such substances, or the failure properly to remediate such substances, may adversely affect the owner's or operator's ability to sell the real estate or to borrow using the real estate as collateral. In addition to clean-up actions brought by federal, state and local agencies, the presence of hazardous wastes or materials on or in a property could result in personal injury or claims for property damage by private parties. None of the Belk Companies has been notified by any governmental authority of any liability for fines or other penalties for current violations of any environmental laws in connection with any of the properties owned or operated by the Belk Companies. Neither New Belk nor any of the Belk Companies is aware of any environmental condition with respect to any of the real estate owned or operated by the Belk Companies that is expected to be material to the financial condition or results of operations of New Belk after consummation of the Reorganization.

MISCELLANEOUS RISKS

     Dependence on Key Personnel. New Belk is dependent on the efforts of its executive officers and other key members of senior management. The loss of the services of one or more of these individuals could have an adverse effect on New Belk's business, results of operations and financial conditions. See "Management."

     Potential Litigation Related to the Reorganization. Within the last five years, a number of retail and non-retail businesses have undergone various forms of structural reorganizations. Certain of such reorganizations have resulted in lawsuits against the board of directors of the entities and persons that participated in the structuring of, or derived benefits from, such reorganizations, as well as claims against the surviving entity and its directors and officers. If any lawsuits were filed in connection with the Reorganization, such lawsuits could delay the consummation of the Reorganization and result in substantial damage claims against the Belk Companies and their directors and officers. If the Reorganization is consummated, New Belk, as the surviving corporation in the Reorganization, will become liable for any such claims against the Belk Companies and may also become liable with respect to indemnification obligations of the Belk Companies to their directors and officers.

     Contingent or Undisclosed Liabilities. Upon the consummation of the Reorganization, New Belk will operate the businesses of the Belk Companies and own the assets of the Belk Companies and will be liable for the indebtedness and other liabilities of the Belk Companies. The existing indebtedness and other liabilities of the Belk Companies have been taken into account (directly or indirectly) in connection with the determination of the Applicable Exchange Ratios. All liabilities of each Belk Company (known, unknown and contingent) will become the obligations of New Belk in the Reorganization. Furthermore, New Belk will have no recourse against the Belk Companies, the Existing Belk Shareholders or any other person with respect to any undisclosed liabilities. Undisclosed liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of persons dealing with the entities prior to the Reorganization (that had not been asserted prior to the Reorganization), accrued but unpaid liabilities incurred in the ordinary course of business and claims for indemnification of directors and officers of the Belk Companies.

     Lack of Third Party Consents. The Belk Companies intend to seek the consents of third parties in connection with the Reorganization to the extent required by applicable contracts with such third parties. While obtaining such consents is a condition to the consummation of the Reorganization, it is possible that New Belk may waive this condition and proceed to close the Reorganization if consents of one or more of such third parties are not obtained. To the extent consents are not received from third parties, such third parties may elect to exercise remedies against New Belk which could expose New Belk to substantial damages and expenses. See "The Reorganization -- Terms of the Reorganization Agreement -- Conditions to Consummation of the Reorganization."

                              GENERAL INFORMATION

     This Proxy Statement/Prospectus and a Prospectus Supplement for each Belk Company in which an Existing Belk Shareholder owns shares are being furnished to the Existing Belk Shareholders in connection with the solicitation of proxies by the Board of Directors of each Belk Company for approval of the Reorganization Agreement and the Merger of each Belk Company (other than Belk-Simpson) with and into New Belk and the Merger of New Belk Sub with and into Belk-Simpson.

     This Proxy Statement/Prospectus and the Prospectus Supplement for each Belk Company also constitute the prospectus of New Belk with respect to the shares of New Belk Class A Common Stock to be issued in the Reorganization. Information in this Proxy Statement/Prospectus and each Prospectus Supplement with respect to the Belk Companies has been supplied by the Belk Companies and BSS. The information with respect to New Belk has been supplied by BSS.

                                SPECIAL MEETINGS

TIME, DATE, PLACE AND PURPOSE; RECORD DATE AND SHARES ENTITLED TO VOTE


     This Proxy Statement/Prospectus and the Prospectus Supplements are being furnished in connection with the solicitation by the Boards of Directors of the Belk Companies of proxies to be voted at the Special Meetings of the shareholders of the Belk Companies to be held at the offices of BSS, 2801 West Tyvola Road, Charlotte, North Carolina 28217 on the dates and at the times set forth in the Prospectus Supplement for each Belk Company. Only holders of record of shares of Belk Companies Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting for that Belk Company and any adjournment thereof. As of the Record Date, each Belk Company had the number of shares issued and outstanding and the number of holders of record specified in the Prospectus Supplement for that Belk Company.


     At the Special Meetings, each Belk Company's shareholders will be asked to consider and vote upon a proposal to approve the Reorganization Agreement and the Merger of such Belk Company (other than Belk-Simpson) with and into New Belk and the Merger of New Belk Sub with and into Belk-Simpson. Upon consummation of the Reorganization, each outstanding share of Belk Companies Common Stock (other than treasury shares and shares of Belk Companies Common Stock owned by Existing Belk Shareholders who perfect their Applicable State Law Appraisal Rights and other than shares in Belk Companies held by other Belk Companies which, with certain exceptions described herein, will be canceled at the Effective Time) will be converted into the right to receive that number of shares of New Belk Class A Common Stock determined on the basis of the Applicable Exchange Ratio for each Belk Company. See "Determination of Applicable Exchange Ratios." All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share.

No fractional shares will be issued. A copy of the Reorganization Agreement executed by all of the Belk Companies, New Belk Sub and New Belk is attached hereto as Annex B and is incorporated herein by this reference. Each Existing Belk Shareholder who wishes to vote at the Special Meeting for its Belk Company must either execute and return a proxy in accordance with the procedures set forth herein and in the accompanying proxy or attend the Special Meeting in person.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The Applicable State Corporate Law and the articles or certificate of incorporation and bylaws of each Belk Company govern the vote required in order to approve the Reorganization Agreement and the Merger of that Belk Company. The Required Shareholder Vote to approve the Reorganization Agreement and Merger relating to each Belk Company is specified in Annex A. A failure to vote or an abstention will have the same effect as a negative vote. Holders of record of Belk Companies Common Stock on the Record Date are entitled to one vote per share on any matter that may properly come before the Special Meeting of the applicable Belk Company. As of the Record Date, Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Mergers for all of the Belk Companies in which they own common stock. If Mr. Belk and the other prospective directors of New Belk vote in favor of the Mergers for all of such Belk Companies, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own common stock in such Belk Companies vote in favor of the Mergers for all of such Belk Companies, the vote by such persons, corporations and trusts in favor of the Mergers would be sufficient to approve the Mergers for 102 of the 112 Belk Companies under their governing documents and applicable state law. These family members, controlled corporations and family trusts have voted in the past in a manner consistent with the member of their family who will serve as a director of New Belk.

SOLICITATION AND REVOCATION OF PROXIES


     A form of proxy for each Belk Company's Special Meeting is enclosed with the Prospectus Supplement being sent to such Belk Company's Existing Belk Shareholders. Each Existing Belk Shareholder should complete and properly execute a proxy for EACH Belk Company in which such Existing Belk Shareholder owns shares of Belk Companies Common Stock. All shares of Belk Companies Common Stock held of record as of the Record Date represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR approval of the Reorganization Agreement and the Merger for the applicable Belk Company and in the discretion of the proxy holders as to any other matter which may properly come before the Special Meeting for such Belk Company.


     Abstentions will be counted as present for purposes of determining whether a quorum is present. If a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares, those shares will be counted as present for purposes of a quorum, but will not be considered as present and entitled to vote with respect to such matter.

     None of the Boards of Directors of the Belk Companies is aware of any other matters which may be presented for action at the Special Meeting for any of the Belk Companies, but if other matters do come properly before any of the Special Meetings, it is intended that shares represented by proxies in the accompanying forms will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Secretary of the applicable Belk Company or by submitting a proxy having a later date or by such person appearing at the Special Meeting for the applicable Belk Company and electing to vote in person. Attendance at the Special Meeting of the applicable Belk Company will not in and of itself constitute the revocation of a proxy.

     The cost of soliciting such proxies will be borne by BSS. Proxies may be solicited by personal interview, mail and telephone. BSS may reimburse certain persons representing Existing Belk Shareholders for their expenses in forwarding solicitation materials to Existing Belk Shareholders. Proxies may also be solicited by certain executive officers, directors and regular employees of BSS, without additional compensation, personally or by telephone or facsimile transmission.

                               THE REORGANIZATION

HISTORY OF THE BELK STORES

     The Belk department store organization was founded on May 29, 1888, when William Henry Belk opened a department store in Monroe, North Carolina, called "New York Racquet." After forming a partnership with his brother John Montgomery Belk in 1891, William Henry Belk set in motion a blueprint for the development of a department store business that would eventually result in more than 400 stores in eighteen states in the southeastern United States and Puerto Rico. Following this blueprint, the Belk brothers expanded their business by "partnering" with other local merchant families such as the Harry, Matthews, Hudson, Simpson, Parks and Leggett families.


     The department stores organized through these partnerships were owned and managed by separate corporations in most cases with members of the Belk family as majority shareholders and the local "partner" families as minority shareholders and operators. Over time, this practice gave rise to more than 300 separately owned corporations which owned and managed the Belk store businesses. Over the last 100 years, the ownership of the Belk store businesses has been consolidated and the number of Belk store corporations has been reduced. Today, the Belk Companies and the Surviving Belk Subsidiaries operate 223 Belk stores. BSS provides administrative, merchandising and organizational services to the Belk Companies.


     In addition to their separate ownership, the Belk Companies are also characterized by pervasive cross ownership among the Belk Companies. In response to the desire of various shareholders to sell their interests in certain Belk Companies in the early 1980's, a number of the Belk Companies began purchasing the stock of such shareholders in other Belk Companies. As a result, 57 of the 112 Belk Companies own stock in one or more of the other Belk Companies.

BACKGROUND OF THE REORGANIZATION

     In February 1997, management of BSS initiated a study to determine whether the decentralized legal structure of the Belk department store organization with layers of direct and indirect ownership was the most viable structure for an organization that competes with major national department store chains structured in a more conventional manner. In April 1997, after interviewing several nationally prominent investment banking firms, the Board of Directors of BSS retained Goldman, Sachs & Co. ("Goldman Sachs") as financial advisor to render advice to BSS in analyzing and considering whether the Belk Companies should be reorganized into one or more operating entities and, if the reorganization of the Belk Companies was determined by management of BSS to be feasible, to render advice to BSS in determining the appropriate organizational and capital structure of the resulting entity or entities, including advice related to the financial methods for valuing the Belk Companies (but not with respect to the fairness of the valuation of any specific Belk Company). BSS also retained King & Spalding to render legal advice and KPMG Peat Marwick LLP to perform audit services.

     Following the retention of its advisors, senior management of BSS initially considered whether a consolidated legal structure for the organization was appropriate and feasible, and management participated in numerous meetings and discussions with its advisors over the course of the next six months to explore the various issues involved. The primary focus of such meetings was the consideration of the potential benefits and risks of merging the Belk Companies into a single operating entity, the development of an appropriate methodology to allocate ownership in such an entity and the review of the legal and accounting consequences of a reorganization. Over a period of several months, management of BSS concluded that a reorganization of the Belk Companies was in the best interests of the companies and their shareholders, and the working group developed a proposed legal structure and valuation methodology to allocate ownership of New Belk Common Stock among the Existing Belk Shareholders. Willamette advised BSS on the reasonableness and fairness of the Valuation Process. KPMG Peat Marwick LLP advised BSS on the accounting and auditing requirements of a reorganization and commenced field work for an audit of the combined financial statements of the Belk Companies and individual audits of certain of the companies. Steps were also undertaken to prepare for the potential registration of the shares of the combined entity.

     Prior to formally proposing the Reorganization, representatives of BSS met individually with certain directors of the Belk Companies to explain the allocation methodology and to solicit the views of such directors on the wisdom of a reorganization and the fairness of the suggested allocation of ownership in the resulting entity. After taking into account all such input, the management of BSS decided to recommend the Reorganization to the Boards of Directors of each Belk Company. A combined informational meeting of the Boards of Directors of the Belk Companies was held on November 24, 1997, at which detailed presentations and question and answer sessions were conducted by representatives of BSS, Goldman Sachs and King & Spalding.



     After conducting their own review, the Boards of Directors of each Belk Company voted at separate board meetings held on November 25, 1997 to approve the Reorganization and to recommend the Reorganization to their Existing Belk Shareholders. On March 12, 1998, the Reorganization Agreement was amended to revise certain provisions of the New Belk Certificate and to recalculate the Applicable Exchange Ratios after taking into account the consummation of the Belk-Simpson Reorganization. The Boards of Directors of each Belk Company approved the amendment to the Reorganization Agreement on March 12, 1998.


PROFESSIONAL ADVISORS


     Financial Advisor. Prior to being retained as financial advisor, Goldman Sachs and its affiliates had no pre-existing relationship with BSS or any of the Belk Companies. For its services as financial advisor, Goldman Sachs has been paid a quarterly advisory fee of $250,000, commencing April 1, 1997 and will continue to be paid such quarterly fee for the balance of its engagement, which is anticipated to continue through the consummation of the Reorganization. In addition, Goldman Sachs will be entitled to reimbursement of its reasonable expenses and disbursements in connection with its engagement, subject to certain limitations. Goldman Sachs is not evaluating the fairness of the relative valuation of any Belk Company or the reasonableness of the Valuation Process and will not participate in the solicitation of proxies from Existing Belk Shareholders and will not receive any compensation related to the solicitation of proxies from Existing Belk Shareholders. Any reference to "financial advisor" in this Proxy Statement/Prospectus shall be deemed a reference to Goldman Sachs, acting as financial advisor to BSS.


     Fairness Analysis. Willamette was retained to evaluate the reasonableness and the fairness of the Valuation Process for the Reorganization. See "Determination of Applicable Exchange Ratios -- Fairness Opinion." Willamette was retained because of its experience in the valuation of retail businesses. Since its founding in 1969, Willamette has provided information, research, investment, banking and consulting services to clients throughout the United States, including over 50 companies engaged in the retail business.

     For rendering such services and delivering the Fairness Opinion, Willamette has been paid a fee of $150,000. In addition, Willamette will be entitled to reimbursement of its reasonable expenses and disbursements in connection with its engagement, subject to certain limitations. Payment of the fee to Willamette was not dependent upon consummation of the Reorganization or the opinion expressed in the Fairness Opinion.

     Legal Counsel. King & Spalding, Atlanta, Georgia, was retained by BSS to represent it in connection with certain corporate, securities and tax matters involved in the Reorganization. King & Spalding will render an opinion on the legal validity of the New Belk Common Stock to be issued in the Reorganization. See "Legal Opinions."

     Accountants. KPMG Peat Marwick LLP, an independent public accounting firm, was retained by BSS to audit certain financial information and to provide its reports thereon in connection with the Reorganization. See "Experts."

SURVIVING BELK SUBSIDIARIES


     The Surviving Belk Subsidiaries are listed on Annex A to this Proxy Statement/Prospectus. Upon consummation of the Reorganization, New Belk will own 100% of the capital stock of the Surviving Belk Subsidiaries. Immediately following the Reorganization, New Belk intends to merge all of the Surviving Belk Subsidiaries with and into New Belk, with the exception of Archdale Advertising Agency, Inc., Belk Leasing Company, BSS, UES, Belk Stores Mutual Insurance Company, Belk Center, Belk International, TAGS Stores, LLC and Belk Funding, LLC, which will remain subsidiaries of New Belk.

NON-BELK STORES


     All of the companies that operate Belk retail department stores are involved in the Reorganization. Certain companies that are or have been affiliated with the Belk department store business, but do not operate Belk retail department stores, will not be involved in the Reorganization. These companies include (i) Kitchin's of Alabama, Inc., Kitchin's of Enterprise, Ala., Inc., Kitchin's of Troy, Alabama, Inc. and Kitchin's of Starkville, Mississippi, Inc. (collectively, "Kitchin's"), (ii) Hudson's Department Store, Incorporated ("Hudson's") and (iii) Howard's Department Store of Columbia, S.C., Inc. ("Howard's").



     Kitchin's and Hudson's. Kitchin's and Hudson's consist of five companies that operate four stores under local names in Alabama and Mississippi that are members of BSS. It is anticipated that these stores will continue to receive services from BSS.



     Howard's. Howard's formerly operated one store under a local name in Cayce, South Carolina that is a member of BSS. As of February 2, 1998, Howard's has transferred ownership of such department store to Belk's Department Store of Columbia, South Carolina, Incorporated and has withdrawn from BSS. New Belk intends to continue to operate such department store following consummation of the Reorganization.


RECOMMENDATION OF BOARDS OF DIRECTORS

     THE BOARD OF DIRECTORS OF EACH BELK COMPANY HAS DETERMINED THAT THE MERGER OF SUCH BELK COMPANY PURSUANT TO THE REORGANIZATION AGREEMENT IS IN THE BEST INTERESTS OF SUCH BELK COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER OF SUCH BELK COMPANY PURSUANT TO THE REORGANIZATION AGREEMENT AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND SUCH MERGER PURSUANT TO THE REORGANIZATION AGREEMENT.

REASONS FOR THE REORGANIZATION

     The Boards of Directors of the Belk Companies, based on certain factors listed below, have concluded that the Merger relating to each Belk Company, and the Reorganization as a whole, is fair to and in the best interests of each Belk Company and the Existing Belk Shareholders, approved the Reorganization Agreement and resolved to recommend that the Existing Belk Shareholders approve the Reorganization Agreement. The following is a discussion of the primary benefits that the Boards of Directors of the Belk Companies believe will result from the Reorganization for the Existing Belk Shareholders.


     Enhanced Competitiveness. The retail department store industry is highly competitive and, in the judgment of management, competition in the industry is likely to increase. Management believes that the companies in the retail department store industry that will be successful in this increasingly competitive environment will be larger companies that have an efficient legal structure, modern and attractive stores in key markets, effective inventory management, merchandise that appeals to their best customers, sophisticated management information systems, operating efficiencies and access to significant sources of capital. Management believes that the Reorganization will create a new Belk store organization that will be larger, stronger and more effective in competing against larger companies in the industry.



     Operational Integration. The Reorganization will combine all of the operations of the Belk Companies into a fully integrated retail department store business which owns 223 retail department stores in 13 states in the southeastern United States. This combination of the Belk department store businesses will have two primary effects:


          Single Business to Pursue Objectives. As separate legal entities with different groups of shareholders, each of the Belk Companies must segregate its assets and liabilities from the assets and liabilities of other Belk Companies, conduct operations independently, maintain separate books and records and prepare separate financial statements, tax returns and shareholder information. Although it has been possible through BSS to coordinate, in part, the separate businesses of the Belk Companies, all of such coordination efforts must be subject to the general principle that the assets of one Belk Company cannot be employed for the benefit of the other Belk Companies as they could if all of the Belk Companies were combined into a single enterprise. Due to the separate legal existence of the Belk Companies, with their different groups of shareholders, the directors and officers of the Belk Companies must always be mindful that the Belk Companies are separate corporations, and treat them separately, even if other courses of action would benefit most, if not all, of the Belk Companies. Potential and actual conflicts of interest frequently arise in the allocation of management and financial resources and in other areas of managing the Belk Companies. The Reorganization will place all of the assets of the Belk Companies, including BSS, under common ownership and will allow such assets to be used to achieve a common set of objectives. Through the Reorganization, New Belk intends to pursue opportunities that cannot be fully pursued by the Belk Companies acting on their own, including the opportunities to make new investments and to obtain improved financing. For example, while certain of the Belk Companies are currently participating in a receivables securitization program, after consummation of the Reorganization, New Belk intends to implement such a program on a company-wide basis. Other than the securitization of receivables, however, management of New Belk has not formulated plans to pursue other specific opportunities or investments.



          Simplified Administration. Each year the Belk Companies must prepare 112 separate sets of annual financial statements, tax returns and shareholder communications, together with other quarterly tax filings and periodic reports to shareholders. In addition, the maintenance of 112 separate corporations involves the preparation of separate minutes for Board of Directors meetings, passing of separate resolutions for the Board of Directors of each Belk Company and separate shareholder meetings. The preparation of this material involves substantial management time and effort. Management believes that the Reorganization will eliminate much of the duplication in reporting, filing and other administrative services, thus simplifying the administration of New Belk, which should enable management of New Belk to expend less effort on administrative tasks and more time on strategic and operational business issues. Moreover, the Reorganization will eliminate the risk of misallocating expenses benefiting one or more but not all of the Belk Companies, and will simplify the preparation of financial statements, tax returns, shareholder information and reports and filings.


     Enhanced Access to Capital. With a larger base of assets and a greater equity value, New Belk should be able to obtain additional capital with greater ease and on more attractive terms than would be available to most of the Belk Companies individually. New Belk should have more sources of capital available than the Belk Companies individually through access to equity and debt markets as well as from more traditional sources of financing. New Belk's structure and capitalization should make it more attractive to investment banking firms, financial institutions, institutional lenders and others interested in investing large amounts of capital in the Belk store organization. This enhanced access to capital will reduce the risks faced by individual Belk Companies associated with refinancing existing debt at maturity and eliminate the need for one Belk Company to obtain equity capital, loans or loan guarantees from other Belk Companies.

     Growth Potential. New Belk's combined structure and capitalization will allow the Existing Belk Shareholders an opportunity to participate in the growth of the retail department store industry through an ownership interest in a single business enterprise. Total annual sales in the retail department store industry now exceed $60 billion, and management believes that the industry offers significant growth opportunities for expansion of the Belk retail department store business. Department stores in general are experiencing a demographic expansion of their key customer base as the baby-boomer generation enters its 40's and 50's. Department stores are also consolidating their position as a preferred distribution channel for high-profile brands, allowing them to win greater market share from specialty retailers. In addition, the southeastern United States, where New Belk's stores will be concentrated, is a region of high growth and relatively low unemployment. Operational integration and enhanced access to capital should also contribute to New Belk's ability to strengthen the Belk Companies' market position in the southeastern United States and allow New Belk to take advantage of the significant growth opportunities represented by promising industry and regional conditions.

     Potential Liquidity. New Belk has no present intention to list the shares of New Belk Class A Common Stock issued in the Reorganization, or any other capital stock of New Belk, on any national or regional exchange or to qualify shares of New Belk Class A Common Stock for trading on any over-the-counter market. Nevertheless, the New Belk Class A Common Stock issued in the Reorganization and the New Belk Class B Common Stock issued upon conversion of New Belk Class A Common Stock will generally be transferable, subject to the transfer restrictions and conversion requirements described herein, and the creation of a single business enterprise with a substantial number of shareholders should make it more likely that a more active trading market for shares of New Belk Class A Common Stock and New Belk Class B Common Stock issued upon conversion of New Belk Class A Common Stock will develop than now exists for the Belk Companies Common Stock. See "Risk Factors -- Risks of Ownership of New Belk Class A Common Stock -- Certain Conversion Requirements and Restrictions on Transfer of New Belk Class A Common Stock." Such a trading market should increase the liquidity of New Belk Class A Common Stock and New Belk Class B Common Stock issued upon conversion of New Belk Class A Common Stock as compared to the Existing Belk Shareholders' investment in the Belk Companies.

     Asset and Risk Diversification. By combining the Belk Companies into a single enterprise, the Reorganization will create a single operating entity substantially larger and more diversified than any of the individual Belk Companies. The combination of the businesses of the Belk Companies will diversify the investment risks and rewards of the Existing Belk Shareholders over a broader group of operations and businesses and will reduce the dependence of the Existing Belk Shareholders on the performance of, and the exposure to the risks associated with, their individual Belk Company. See "Risk Factors -- Risks and Effects of the Reorganization."

     Expense and Tax Savings. Upon consummation of the Reorganization, management of BSS estimates that New Belk will realize considerable savings resulting from, among other things, (i) a reduction in finance costs due to reduced banking fees and interest expense, consolidation of credit lines and the ability to complete more efficient financing transactions for the Belk Companies as a whole, such as securitization of receivables, (ii) more efficient cash management and (iii) tax savings from the use of previously unused operating losses and other tax benefits. Management estimates that such savings could amount to as much as $8 to $10 million in the first year following the Reorganization and $3 to $5 million on an annual basis thereafter. Management cannot determine with certainty, however, whether, when and to what extent such savings will actually be realized by New Belk.

     In addition to the above factors, the Boards of Directors of the Belk Companies considered the following factors in approving the Reorganization Agreement and in making their recommendation that the Existing Belk Shareholders approve the Reorganization Agreement and the Mergers:

          (i) the judgment, advice and analysis of its management with respect to the potential strategic, financial and operational benefits of the Reorganization;

          (ii) current industry, economic and market conditions;

          (iii) the advice of, and financial analysis prepared by, management of BSS;

          (iv) the information concerning the financial condition, results of operations and cash flows and businesses of the Belk Companies and New Belk;

          (v) the terms and conditions of the Reorganization Agreement, including the requirement for shareholder approval of each Merger;

          (vi) the expectation that each Merger (other than the Belk-Simpson Merger) would be treated as a tax-free reorganization under Section 368(a) of the Code and that the Belk-Simpson Merger would be treated as a tax-free transaction under Section 351(a) of the Code;

          (vii) the Boards of Directors' evaluation of the potential long-term value of shares of New Belk Common Stock;

          (viii) the synergies, cost savings and operational efficiencies that may become available to the combined enterprise as a result of the Reorganization;

          (ix) the potential strategic benefits of the Reorganization in light of the increasingly competitive environment in the retail department store industry, the strategic options available to New Belk and the impact on the Belk Companies of further consolidation in the industry; and

          (x) the ability to obtain required consents and regulatory approvals to consummate the Reorganization.

     There can be no assurance that any of the expected benefits of the Reorganization, including those considered by the Boards of Directors of the Belk Companies, will be realized.

     The foregoing discussion of the factors and information considered by the Boards of Directors of the Belk Companies is not intended to be exhaustive. In view of the variety of factors considered in connection with the evaluation of the Reorganization and of each Merger, the Boards of Directors of the Belk Companies did not find it practical to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determination. In addition, individual members of the Boards of Directors of the Belk Companies may have given different weights to different factors.

CONSEQUENCES OF NON-PARTICIPATION IN THE REORGANIZATION

     If the Existing Belk Shareholders in any of the Belk Companies do not approve the Reorganization Agreement and the Merger of such Belk Company by the Required Shareholder Vote, New Belk may elect not to consummate the Reorganization. See "-- Terms of the Reorganization Agreement." If New Belk elects to waive the condition to consummation of the Reorganization that all of the Belk Companies' approve the Reorganization Agreement and the Mergers by the Required Shareholder Vote and elects to consummate the Reorganization with the participation of less than all of the Belk Companies, any Belk Company that does not participate in the Reorganization (a "Non-Participating Belk Company") may be subject to the following risks:

     Risk of Operation as a Stand Alone Company. A Non-Participating Belk Company will be subject to the risks of operating as a stand alone company. BSS currently provides administrative, purchasing, merchandising, advertising and other services to the Belk Companies and their subsidiaries. There is no assurance that New Belk, as the controlling shareholder of BSS after consummation of the Reorganization, will elect to cause BSS, to the extent it is not contractually obligated to provide services, to continue to provide these services to a Non-Participating Belk Company or that it will continue to provide such services at prices equal to those which any such Non-Participating Belk Company may presently pay. Such services, if provided, may also be different in scope and character than the services currently provided by BSS.

     Financing Difficulties. New Belk will be significantly larger in size than any of the individual Belk Companies, and management of New Belk expects that it will have increased access to capital on more attractive terms than are presently available to the individual Belk Companies. One of the primary sources of financing for the individual Belk Companies has been other Belk Companies. Additionally, many of the Belk Companies have served as guarantors for bank borrowings of other Belk Companies. It is not expected that loans, loan guarantees or equity capital will be available to any Non-Participating Belk Company from New Belk. Therefore, a Non-Participating Belk Company may be forced to borrow funds or obtain equity capital from different sources and on less favorable terms than such Non-Participating Belk Company was able to obtain prior to the Reorganization.

TERMS OF THE REORGANIZATION AGREEMENT

     General. The Reorganization Agreement provides that, following the approval of the Reorganization Agreement by the Existing Belk Shareholders of each Belk Company and the satisfaction or waiver of the other conditions to the Merger of such Belk Company, at the Effective Time, each Belk Company (other than Belk-Simpson) will be merged with and into New Belk in accordance with the provisions of Applicable State Corporate Law. New Belk will be the surviving corporation in the Reorganization. As a result of the

Reorganization, (i) the separate corporate existence of each Belk Company (other than Belk-Simpson) will cease, (ii) Belk-Simpson will survive its Merger with New Belk Sub as a wholly-owned subsidiary of New Belk and (iii) the Surviving Belk Subsidiaries will survive the Reorganization as wholly-owned subsidiaries of New Belk.



     Conversion of Shares. The Reorganization Agreement provides that each share of Belk Companies Common Stock issued and outstanding immediately before the Effective Time (other than treasury shares and shares of Belk Companies Common Stock held by Existing Belk Shareholders who perfect their Applicable State Law Appraisal Rights and other than shares in Belk Companies owned by other Belk Companies which will be canceled at the Effective Time, except that shares of common stock of Belk's Department Store of Camden, S.C., Incorporated, Parks-Belk Company of Clarksville, Tennessee and Belk-Simpson Realty Company, and the member interests in TAGS, which are owned by Belk-Simpson at the Effective Time will not be canceled, but will be converted into an aggregate of 246,042 shares of New Belk Class A Common Stock) and all rights in respect thereof will, at the Effective Time, be converted into and become exchangeable for a specified number of shares of New Belk Class A Common Stock determined in accordance with the Applicable Exchange Ratios. See "Determination of Applicable Exchange Ratios." All of the shares of New Belk Class A Common Stock to be received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     Board of Directors of New Belk. The Reorganization Agreement provides that, at the Effective Time, the New Belk Board will consist of John M. Belk, Sarah Belk Gambrell, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, David Belk Cannon, J. Kirk Glenn, Jr., Karl G. Hudson, Jr., John A. Kuhne and B. Frank Matthews, II. John M. Belk will be the Chairman of the New Belk Board.

     Certificate of Incorporation and Bylaws of New Belk. The Reorganization Agreement provides that, at the Effective Time, the Certificate of Incorporation and Bylaws of New Belk will be amended and restated in the forms attached to the Reorganization Agreement as Exhibits B and C, respectively.

     Conditions to Consummation of the Reorganization. In addition to approval of the Reorganization Agreement by the Required Shareholder Vote for each Belk Company, the consummation of each Merger is subject to the satisfaction or waiver of, among certain other customary conditions, the following: (i) no Existing Belk Shareholder shall have elected to dissent from and exercise Applicable State Law Appraisal Rights with respect to any Merger; (ii) the Mergers of all of the Belk Companies (other than Belk-Simpson) with and into New Belk shall have been consummated in accordance with the Reorganization Agreement; (iii) the Merger of New Belk Sub with and into Belk-Simpson shall have been consummated in accordance with the terms of the Reorganization Agreement; (iv) Belk-Simpson shall have completed the Belk-Simpson Plan of Reorganization; (v) the Registration Statement shall be effective; and (vi) the applicable waiting period shall have expired under the HSR Act.

     Amendment and Waiver. The Reorganization Agreement may be amended by mutual agreement of the parties thereto. Any amendment to the Reorganization Agreement must be in writing and signed by the parties thereto. Any provision of the Reorganization Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits of such provision.

     Termination. The Reorganization Agreement may be terminated prior to the Effective Time: (i) with respect to the Merger of any particular Belk Company by mutual written agreement between New Belk and such Belk Company; (ii) by a Belk Company with respect to its Merger or by New Belk with respect to such Merger or the Reorganization as a whole if an event occurs that renders impossible the satisfaction of the conditions to such party's obligations to consummate the Merger, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate the Reorganization Agreement to perform or observe its covenants, agreements and conditions required to be observed by it prior to the Effective Time; (iii) by New Belk with respect to the Merger of any particular Belk Company or the Reorganization as a whole if the shareholders of such Belk Company do not approve the Reorganization Agreement; (iv) by New Belk with respect to the Merger of any particular Belk Company or the Reorganization as a whole if the Board of Directors of such Belk Company withdraws, or modifies in a manner adverse to New Belk, its recommendation that the Reorganization Agreement be approved; (v) by a Belk Company with respect to its Merger or by New Belk with respect to such Merger or the Reorganization as a whole if the Effective Time has not occurred by June 1, 1998; and (vi) by New Belk with respect to the Merger of any particular Belk Company or the Reorganization as a whole if any Existing Belk Shareholder owning shares in such Belk Company shall have elected to dissent from and exercise his Applicable State Law Appraisal Rights with respect to such Merger.

     Covenants. In addition to customary covenants regarding conduct of business pending consummation of the Reorganization, each Belk Company has agreed that it will only pay dividends for fiscal year 1998 in amounts consistent with dividends paid for prior years, subject to normal working capital requirements. No Belk Company may, without the prior written consent of New Belk, pay dividends for fiscal year 1998 in an aggregate amount greater than the aggregate amount paid in dividends for fiscal year 1997.

     Fees and Expenses.  BSS will pay all Reorganization Expenses.

EFFECTIVE TIME OF THE REORGANIZATION AND EXCHANGE OF SHARES

     Effective Time of the Reorganization. The Reorganization and each Merger consummated pursuant to the Reorganization will become effective upon the latest to occur of the filing of the certificates of merger or articles of merger, as applicable, relating thereto with the Secretaries of State of Delaware and the applicable states of incorporation of the Belk Companies. The Reorganization Agreement provides that the parties thereto will cause such certificates of merger or articles of merger, as applicable, to be filed as soon as practicable after all of the conditions to consummation of each Merger contemplated thereby have been satisfied or waived.

     Exchange of Belk Companies Stock Certificates. Prior to the Effective Time, instructions and a letter of transmittal will be furnished to all Existing Belk Shareholders for use in exchanging their stock certificates for certificates evidencing the shares of New Belk Class A Common Stock they will be entitled to receive as a result of the Reorganization. EXISTING BELK SHAREHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED.

BELK-SIMPSON REORGANIZATION


     It is a condition to the consummation of the Reorganization that Belk-Simpson shall have completed the Belk-Simpson Plan of Reorganization. The assets of Belk-Simpson previously consisted of its retail department store business and certain investment assets which were unrelated to the retail department store business, including a portfolio of publicly traded stocks and securities in privately held companies (excluding investments in other Belk Companies) (the "Stock Portfolio") and real estate (the "Non-Retail Real Estate"). Under the Belk-Simpson Plan of Reorganization, Belk-Simpson agreed to sell its Stock Portfolio (excluding securities in privately-held companies) and to use the proceeds of the sale of such securities to purchase from the Belk-Simpson shareholders common stock of Belk-Simpson that the shareholders elected to sell to Belk-Simpson. Pursuant to the Belk-Simpson Plan of Reorganization, Belk-Simpson sold the publicly traded stocks in the Stock Portfolio and on February 23, 1998 offered to purchase from the shareholders of Belk-Simpson up to 70,000 shares of its common stock at a price of $1,080.93 per share. Of the approximately 99,000 shares of common stock of Belk-Simpson that were outstanding at the time of the offer, 63,077 shares were tendered for purchase by Belk-Simpson's shareholders and purchased by Belk-Simpson in accordance with the Belk-Simpson Plan of Reorganization for an aggregate purchase price of approximately $68,181,822. The assets of Belk-Simpson now consist of its retail department store business, the remaining private company securities in its Stock Portfolio and its Non-Retail Real Estate.


INTERESTS OF CERTAIN PERSONS IN THE REORGANIZATION

     The Reorganization and the recommendation of the Boards of Directors of the Belk Companies involve conflicts of interest. See "Risk Factors -- Risks and Effects of the Reorganization -- Conflicts of Interest." In managing the affairs of the Belk Companies, each member of the Boards of Directors of a Belk Company is required to act in good faith and with an undivided duty of loyalty to the Belk Companies and the Existing Belk Shareholders. Certain executive officers and directors of the Belk Companies have conflicts of interest in recommending the Reorganization to the Existing Belk Shareholders because they serve as executive officers or directors of more than one of the 112 Belk Companies. These common directorships may affect the ability of such executive officers and directors to act independently and in the best interests of each separate Belk Company for which they serve as executive officers and directors. Certain of such executive officers and directors, including John M. Belk, Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk, will serve as executive officers and directors of New Belk.

     The Reorganization will also consolidate the holdings of John M. Belk, Sarah Belk Gambrell and other Belk family members from a number of business enterprises into one combined business enterprise and give Mr. Belk, Mrs. Gambrell and such other Belk family members substantial control over the operations of New Belk. These relationships cause Mr. Belk, Mrs. Gambrell and such other Belk family members to have interests in the Reorganization that are different from or in addition to, the interests of the other Existing Belk Shareholders. These conflicts of interest could result in decisions that do not fully reflect the interests of each Existing Belk Shareholder in each Belk Company. Each Board of Directors considered these conflicts of interest when determining whether to to recommend the Reorganization Agreement and its Merger to the Existing Belk Shareholders.

ACCOUNTING TREATMENT

     The Reorganization will be accounted for as a purchase business combination in which Belk Enterprises, Inc. will be treated as the acquiror for accounting purposes, in accordance with the provisions of Accounting Principles Board Opinion Number 16 and the requirements of the Commission's Staff Accounting Bulletin Number 97. Accordingly, the assets and liabilities of Belk Enterprises, Inc. will be carried forward at the Effective Time of the Reorganization to the financial statements of New Belk at their previously recorded historical cost amounts and the assets and liabilities of the remaining Belk Companies will be recorded based on their fair values.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes the material federal income tax consequences of the Reorganization. The discussion is based upon the Code, U.S. Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this Proxy Statement/Prospectus. These laws and interpretations are subject to change at any time (possibly with retroactive effect), and the relevant facts may differ at the Effective Time. The discussion does not address the effects of any state, local or foreign tax laws.

     New Belk has received an opinion (the "Tax Opinion") from its counsel, King & Spalding, that, based upon its review of this Proxy Statement/Prospectus, the Reorganization Agreement, certain other facts and documents which it has considered relevant, and certain representations made to it by New Belk and each of the Belk Companies, the Reorganization will have the federal income tax consequences set forth below:


          (i) each Merger (other than the Belk-Simpson Merger) will qualify as a reorganization under Section 368(a) of the Code;



          (ii) the Belk-Simpson Merger will qualify as a transaction described in Section 351(a) of the Code;


          (iii) no gain or loss will be recognized by an Existing Belk Shareholder upon the exchange in a Merger of Belk Companies Common Stock for the New Belk Class A Common Stock;

          (iv) the tax basis of the New Belk Class A Common Stock received in a Merger by an Existing Belk Shareholder will be the same as the tax basis of the Belk Companies Common Stock exchanged for such New Belk Class A Common Stock; and

          (v) the holding period of the New Belk Class A Common Stock received in a Merger by an Existing Belk Shareholder will include the holding period of such Shareholder in the Belk Companies Common Stock exchanged for such New Belk Class A Common Stock, provided that the Belk Companies Common Stock is held as a capital asset at the Effective Time.

     In rendering the Tax Opinion, counsel has relied upon certain written representations as to factual matters made by appropriate officers of New Belk and of each of the Belk Companies. Such representations are customary for opinions of this type; the Tax Opinion cannot be relied upon, however, if any such representation is, or later becomes, inaccurate. No ruling from the Internal Revenue Service (the "IRS") with respect to the tax consequences of the Reorganization has been, or will be, requested, and the Tax Opinion is not binding upon the IRS or the courts.

     The foregoing discussion of the tax consequences of the Reorganization applies only to an Existing Belk Shareholder who holds Belk Companies Common Stock as a capital asset, and may not apply to special situations, such as Existing Belk Shareholders, if any, who received their Belk Companies Common Stock upon the exercise of employee stock options or otherwise as compensation and Existing Belk Shareholders that are insurance companies, securities dealers, financial institutions or foreign persons.

     Shares of New Belk Class A Common Stock may be converted into shares of New Belk Class B Common Stock under the circumstances described below in "-- Certain Conversion Requirements and Transfer Restrictions." A holder of New Belk Class A Common Stock will not recognize any income, gain or loss upon conversion of New Belk Class A Common Stock into New Belk Class B Common Stock. Such holder's tax basis in the New Belk Class B Common Stock received upon conversion will be the same as such holder's adjusted tax basis in the New Belk Class A Common Stock surrendered for conversion, and the holding period for the New Belk Class B Common Stock received upon conversion generally will include the holding period of the New Belk Class A Common Stock so converted.

     THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE REORGANIZATION. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH EXISTING BELK SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE REORGANIZATION TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

CERTAIN CONVERSION REQUIREMENTS AND TRANSFER RESTRICTIONS

     The shares of New Belk Class A Common Stock to be issued to the Existing Belk Shareholders in connection with the Reorganization are convertible into shares of New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class B Common Stock are identical to shares of New Belk Class A Common Stock in all respects, with the exception that holders of New Belk Class B Common Stock are entitled to one vote per share on all matters which are submitted to the New Belk Stockholders for their vote or approval while holders of New Belk Class A Common Stock are entitled to 10 votes per share on all such matters. The holders of both classes of New Belk Common Stock are entitled to vote and will vote together as a single class on all matters presented to the New Belk Stockholders for their vote or approval except as otherwise required by Delaware law. See "Description of New Belk Capital Stock."


     Shares of New Belk Class A Common Stock may be owned only by a Class A Permitted Holder. Upon a transfer of a share of New Belk Class A Common Stock to any person other than a Class A Permitted Holder, such share of New Belk Class A Common Stock so transferred will be automatically converted into one share of New Belk Class B Common Stock. A "Class A Permitted Holder" includes only the following persons: (i) each person who was, on November 25, 1997, a holder of record of any share of Belk Company Common Stock (a "Record Holder") and his or her estate, guardian or conservator, (ii) each spouse of a Record Holder and his or her estate, guardian or conservator, (iii) each descendant of a Record Holder and his or her estate, guardian or conservator, (iv) each spouse of a descendant of a Record Holder and his or her estate, guardian or conservator (the Record Holder and the spouse, descendants and spouses of descendants of the Record Holder, and their respective estates, guardians and conservators being collectively referred to as a "Record Holder Family Group"), (v) each Record Holder Entity (as defined herein), (vi) each Record

Holder Trust (as defined herein) and (vii) each Permitted Charitable Beneficiary (as defined herein). The term "Record Holder Entity" means any corporation, partnership, unincorporated association, firm, joint venture or other legal entity controlled by one or more members of a Record Holder Family Group. The term "Record Holder Trust" means any trust the primary beneficiaries of which are one or more members of a Record Holder Family Group and Permitted Charitable Beneficiaries. The term "Permitted Charitable Beneficiary" means any organization described in Section 501(c)(3) of the Code, but only with respect to shares of Class A Common Stock or interests therein, including future interests, which such organization receives by gift, grant, bequest, devise or similar gratuitous transfer from one or more Class A Permitted Holders. For this purpose, the primary beneficiaries of a trust will be deemed to be one or more members of a Record Holder Family Group and Permitted Charitable Beneficiaries if, under the maximum exercise of discretion by the trustees of such trust in favor of persons who are not members of the Record Holder Family Group and Permitted Charitable Beneficiaries, the value of the interest of such persons in the trust, computed actuarially, is 50% or less. The factors and methods prescribed in Section 7520 of the Code, for use in ascertaining the value of certain interests shall be used in determining a beneficiary's actuarial interest in a trust for this purpose. The actuarial value of the interest in a trust of any person in whose favor a testamentary power of appointment may be exercised will be deemed to be zero. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder set forth above.

     New Belk may place legends on certificates representing shares of New Belk Class A Common Stock that are to be issued to Existing Belk Shareholders in the Reorganization to reflect the transfer restrictions and conversion requirements applicable to such shares.

RESALES OF NEW BELK CLASS A COMMON STOCK

     Shares of New Belk Class A Common Stock to be issued to the Existing Belk Shareholders in connection with the Reorganization will be freely transferable under the Securities Act (but will still be subject to compliance with other applicable conversion requirements and transfer restrictions), except for shares issued to any Existing Belk Shareholder who, at the time of the Reorganization, may be deemed to be an "affiliate" of New Belk within the meaning of Rule 145. In general, affiliates of New Belk include the executive officers and directors of, and any other person or entity who controls, is controlled by or is under common control with, New Belk. Rule 145 imposes, among other things, certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of New Belk Class A Common Stock issued to such persons or entities. Shares of New Belk Class B Common Stock will also be freely transferable under the Securities Act, except for those restrictions on transferability under Rule 145 applicable to New Belk Class B Common Stock owned by New Belk Stockholders who are affiliates of New Belk. New Belk may place legends on certificates representing shares of New Belk Common Stock that are to be issued to such Existing Belk Shareholders in the Reorganization to reflect the restrictions on transferability under Rule 145 applicable to affiliates of New Belk. See "Description of New Belk Capital Stock -- New Belk Common Stock."

DISSENTERS' RIGHTS OF APPRAISAL

     Each Existing Belk Shareholder is entitled to dissent from the Merger of any Belk Company in which such Existing Belk Shareholder owns shares of common stock and exercise Applicable State Law Appraisal Rights in conjunction with such Merger. A person having a beneficial interest in shares of Belk Companies Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps required by the Applicable State Law Appraisal Rights properly and in a timely manner to perfect whatever dissenters' rights of appraisal the beneficial owner may have.

     The Prospectus Supplement for each Belk Company contains a summary of the Applicable State Law Appraisal Rights for the Existing Belk Shareholders of such Belk Company. In addition, the full text of the Applicable State Law Appraisal Rights applicable to each Belk Company is set forth in Annex B to the applicable Prospectus Supplement for such Belk Company. Any shareholder who wishes to exercise such dissenters' rights of appraisal or wishes to preserve the right to do so should review such summary and Annex B of the Prospectus Supplement for the applicable Belk Company carefully. Any Existing Belk Shareholder exercising Applicable State Law Appraisal Rights may receive a court determination of fair value of the shares of Belk Companies Common Stock such Existing Belk Shareholder owns in such Belk Companies that is more than, less than, or equal to the value of the shares of New Belk Class A Common Stock received in exchange for such shares of Belk Companies Common Stock.


     A failure to timely and properly comply with the procedure specified may result in the loss of Applicable State Law Appraisal Rights. It is a condition to the obligation of New Belk to consummate the Merger with each Belk Company and the Reorganization as a whole that no Existing Belk Shareholder exercise his Applicable State Law Appraisal Rights. The exercise of Applicable State Law Appraisal Rights by any Existing Belk Shareholder will have the effect of (i) requiring New Belk to waive the condition that no Existing Belk Shareholder exercise his Applicable State Law Appraisal Rights or (ii) allowing New Belk to terminate the Reorganization Agreement. See "The Reorganization -- Terms of the Reorganization Agreement."

REGULATORY APPROVALS REQUIRED


     Under the Reorganization Agreement, the obligations of New Belk and the Belk Companies to consummate the Reorganization are conditioned upon receipt of all required regulatory approvals. Under the HSR Act, and the rules promulgated thereunder by the FTC, the Reorganization may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division and the waiting period has expired or been terminated. Pursuant to the HSR Act, on December 19, 1997, John M. Belk and certain Belk Companies filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Reorganization. The 30-day waiting period under the HSR Act applicable to the Reorganization was terminated early by action of the FTC on January 2, 1998. The requirements of the HSR Act will be satisfied if the Reorganization is consummated by January 2, 1999. There can be no assurance that the Reorganization will not be investigated or opposed by the FTC or the Antitrust Division, or that at any time before the consummation of the Reorganization, the FTC, the Antitrust Division, states or private parties will not take action under the antitrust laws challenging the consummation of the Reorganization.


                  DETERMINATION OF APPLICABLE EXCHANGE RATIOS

     The Applicable Exchange Ratios for the Mergers have been calculated to take into account the different financial and operating characteristics of each Belk Company. Although the Belk Companies operate similar businesses, with coordination from BSS, the Belk Companies are separate legal entities governed by separate Boards of Directors. Over time, the Boards of Directors of the Belk Companies have made their own decisions regarding their respective businesses, including decisions regarding store operations, capital structures, investments in other Belk Companies and other securities, capital expenditures, the level of distributions made to its equity owners and the retention of cash in the businesses. As a result of these decisions, the Belk Companies generally have different financial and operating characteristics that make it unlikely that using a single method of determining the value of each of the Belk Companies for purposes of calculating the Applicable Exchange Ratios would be fair to all of the Existing Belk Shareholders. In addition, a number of the Belk Companies own equity interests in other Belk Companies. As a result of these investments, the value of each Belk Company consists not only of the value of its retail department store operations and other directly held assets but also the value of its equity interests in other Belk Companies. To determine exchange ratios for the Mergers that would take into account the different financial and operating characteristics of each of the Belk Companies and the cross investments among the Belk Companies, BSS developed a methodology to determine the Applicable Exchange Ratios based upon the Net Relative Value of each Belk Company. The Applicable Exchange Ratios based upon the Net Relative Value of each Belk Company were determined in accordance with the following steps:

     - STEP ONE: CALCULATE THE RELATIVE OPERATING VALUE OF EACH BELK COMPANY BY APPLYING DESIGNATED MULTIPLES TO ADJUSTED SALES, ADJUSTED EBITDA, ADJUSTED EBIT, ADJUSTED NET INCOME OR ADJUSTED BOOK EQUITY. Determine the highest of the following five values for each Belk Company with continuing operations: (i) adjusted sales during the fiscal year ended February 1, 1997 (the "Measurement Period") multiplied by six-tenths (0.6), less net debt (defined as total debt less cash) at the end of the Measurement Period; (ii) adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven (7), less net debt at the end of the Measurement Period; (iii) adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by ten (10), less net debt at the end of the Measurement Period; (iv) adjusted net income during the Measurement Period multiplied by fifteen (15); and (v) adjusted book equity multiplied by one (1) (collectively, for each Belk Company, the "Relative Operating Value").

------------       ----------------        ----------------        ----------------        ----------------
                       Adjusted                Adjusted                Adjusted
                         Sales             EBITDA multiplied             EBIT                  Adjusted
  Relative     =   multiplied by 0.6  or         by 7         or   multiplied by 10   or      Net Income      or
 Operating           less net debt           less net debt           less net debt         multiplied by 15
   Value
                   ----------------        ----------------        ----------------        ----------------
                   ----------------------------------------------------------------------------------------------
                                                       Choose Largest Number
------------       ----------------------------------------------------------------------------------------------

------------         ----------------
                       Adjusted Book
  Relative                Equity
 Operating     =      multiplied by 1
   Value
                     ----------------
                     ----------------------------------------------------------------------------------------------
                                                       Choose Largest Number
------------         ----------------------------------------------------------------------------------------------

     The Relative Operating Value for each Belk Company with discontinued operations is the adjusted book equity multiplied by one (the "Adjusted Book Equity Valuation Formula").

     - STEP TWO: DETERMINE TOTAL RELATIVE VALUE TO BE ALLOCATED TO THE EXISTING BELK SHAREHOLDERS OF EACH BELK COMPANY BY ADDING TO STEP ONE THE RELATIVE VALUE OF EACH BELK COMPANY'S OWNERSHIP IN OTHER BELK COMPANIES. Add to the amount determined in Step One the product of (i) the percent ownership interest held in other Belk Companies times (ii) the corresponding total relative value (defined as Step One plus Step Two for each Belk Company) of those Belk Companies (for each Belk Company, the "Total Relative Value").

     - STEP THREE: DETERMINE NET RELATIVE VALUE BY SUBTRACTING FROM STEP TWO THE RELATIVE VALUE THAT OTHER BELK COMPANIES OWN IN EACH BELK
       COMPANY. Subtract from the amount derived from Steps One and Two the product of (i) each Belk Company's Total Relative Value times (ii) the percent ownership interest held in such Belk Company by other Belk Companies (for each Belk Company, the "Net Relative Value").

                            ----------------------------       ----------------------------       ----------------------------
                                      STEP ONE                           STEP TWO                          STEP THREE
                            ----------------------------       ----------------------------       ----------------------------
    ----------------
                                 Relative Value of                  Relative Value of
                                 direct operations                  ownership in other              Relative Value of other
      Net Relative      =            (Relative             +          Belk Companies          -         Belk Companies'
          Value                   Operating Value)                                                        ownership in
                            ---------------------------        ---------------------------
                                                                                                       such Belk Company
                              ----------------------------------------------------------
                                                 Total Relative Value
    ----------------          ----------------------------------------------------------
                                                                                                  ---------------------------

     - STEP FOUR: CALCULATE THE OWNERSHIP PERCENTAGE OF EACH BELK COMPANY'S EXISTING BELK SHAREHOLDERS IN NEW BELK. Divide the Net Relative Value by the sum of the Net Relative Value amounts determined for each of the Belk Companies (for each Belk Company, the "Ownership Percentage").

    ---------------------------
           Belk Company's                       (Net Relative Value of such Belk Company )
           Existing Belk
           Shareholders'           =   ------------------------------------------------------------
        Ownership Percentage             (Aggregate of the Net Relative Values of all of the Belk
            in New Belk                                         Companies)
    ---------------------------

     - STEP FIVE: CALCULATE THE NUMBER OF SHARES OF NEW BELK CLASS A COMMON STOCK ALLOCATED TO EACH BELK COMPANY'S EXISTING BELK
       SHAREHOLDERS. Multiply the Ownership Percentage of each Belk Company's Existing Belk Shareholders and 59,998,834, the number of shares of New Belk Class A Common Stock issued to the Existing Belk Shareholders in the Reorganization.



    --------------------------------   =   ---------------------------------------   X   --------------------------------
      Number of shares of New Belk                  Ownership Percentage                            59,998,834
          Class A Common Stock
         allocated to each Belk
        Company's Existing Belk
              Shareholders
    --------------------------------       ---------------------------------------       --------------------------------


     - STEP SIX:  CALCULATE THE APPLICABLE EXCHANGE RATIO FOR EACH BELK
       COMPANY. Divide the number of outstanding shares of common stock of each Belk Company by the number of shares of New Belk Class A Common Stock allocated to each Belk Company's Existing Belk Shareholders.

    --------------------------------       ---------------------------------------       --------------------------------
                                                      Number of shares                        Number of outstanding
               Applicable                        of New Belk Class A Common                 shares of common stock of
                Exchange               =           Stock allocated to Belk           /          such Belk Company
                 Ratio                             Company's Existing Belk                       held by Existing
                                                        Shareholders                            Belk Shareholders
    --------------------------------       ---------------------------------------       --------------------------------

     The Prospectus Supplement for each Belk Company describes the calculation of the Applicable Exchange Ratio for the Merger of that Belk Company using the steps set forth above.


     The multiples used in each of the five valuation formulas were selected by BSS after consultation with Goldman Sachs. Management is aware that the multiples that would be used in a fair market value appraisal of an individual Belk Company might be different than the multiples used in the Valuation Process and that the multiples that would be used in such a fair market value appraisal could change from time to time in response to market conditions and other factors. If the objective of the Valuation Process was to determine the fair market value of any individual Belk Company, the absolute value of each multiple would be important to the Valuation Process and the Valuation Process would have to take into account any change in a multiple during the Valuation Process in response to market conditions or other factors. The objective of the Valuation Process, however, is not to calculate the fair market value of each Belk Company but to calculate a value for each Belk Company that is fair relative to the value of each other Belk Company. Therefore, what is important to the Valuation Process is not the absolute value of each multiple or whether the Valuation Process takes into account changes in the multiples in response to market conditions, but the value of each multiple relative to the other four multiples. Management believes that each multiple bears an appropriate relationship to each other multiple so that, regardless of market conditions, the Valuation Process will result in a value for each Belk Company that is fair relative to the value of each other Belk Company.



     The table below sets forth for each Belk Company the Ownership Percentage in New Belk of each Belk Company's Existing Belk Shareholders and the Applicable Exchange Ratio for each Belk Company. The information set forth below was calculated based on the financial statements of each of the Belk Companies for the fiscal year ended February 1, 1997 (the "Fiscal 1997 Financials") in each case as prepared by BSS, and, as a result, the Applicable Exchange Ratios do not take into account the results of operation of any Belk Company since February 1, 1997. Certain financial information from the Fiscal 1997 Financials which has been used to calculate the Applicable Exchange Ratios has been adjusted to take into account unusual items and to reflect only the direct operating expenses of each Belk Company. In addition, certain financial information from the Fiscal 1997 Financials for Belk-Simpson has been adjusted to reflect the values attributed to the assets of Belk-Simpson for purposes of the Belk-Simpson Plan of Reorganization and the amount paid to shareholders of Belk-Simpson to purchase shares tendered in the Belk-Simpson Reorganization. See "The Reorganization -- Belk-Simpson Reorganization". The adjustments for each Belk Company are described in the Prospectus Supplement applicable to such Belk Company. In addition, the calculations assume consummation of all of the Mergers and the Reorganization and the consummation of the Belk-Simpson Plan of Reorganization. If the Reorganization is consummated with less than all of the Belk Companies participating in the Reorganization, the Ownership Percentage and Applicable Exchange Ratios set forth below will be different depending on the Belk Companies that participate in the Reorganization.

                                                                OWNERSHIP
                                                              PERCENTAGE OF      APPLICABLE
                        BELK COMPANY                            NEW BELK       EXCHANGE RATIO
                        ------------                          -------------    --------------
Belk-Simpson Company of Paragould, Arkansas, Inc. ..........       0.04%              74.2871
Belk Department Store of Stuttgart, Ark., Inc. .............       0.13                5.5909
Belk-Lindsey Stores, Inc. ..................................       2.67                5.7075
Belk's Department Store of Albany, Georgia..................       0.27               22.9234
Belk of Americus, Ga., Inc. ................................       0.04               13.2397
Belk of Athens, Ga., Inc. ..................................       0.49               57.4570
Belk-Simpson Co., of Bainbridge, Ga., Inc. .................       0.21               51.9882
Belk of Canton, Ga., Inc. ..................................       0.09               29.6482
Belk-Rhodes Company, of Carrollton, Ga. ....................       0.66               31.6405
Belk's Department Store of Cartersville, Georgia,
  Incorporated..............................................       0.22               31.3247
Belk of Cornelia, Ga., Inc. ................................       0.21               37.1405
Belk of Covington, Ga., Inc. ...............................       0.23               35.3644
Belk of Dalton, Ga., Inc. ..................................       0.43               53.0073
Belk-Matthews Company of Dublin, Georgia....................       0.48               59.7949
Belk of Hartwell, Ga., Inc. ................................       0.08               27.4770
Belk of LaGrange, Ga., Inc. ................................       1.19                0.3852
Belk of Lawrenceville, Ga., Inc. ...........................       0.24               32.1911
Belk-Matthews Company of Macon, Georgia.....................       1.00              100.2971
Belk-Matthews Company of Milledgeville, Ga., Inc. ..........       0.44               37.1091
Belk of Monroe, Ga., Inc. ..................................       0.08               16.8755
Belk of Newnan, Ga., Inc. ..................................       0.08               18.5978
Belk-Rhodes Company, (Rome, Georgia)........................       0.47               27.9775
Belk of Statesboro, Ga., Inc. ..............................       0.00               24.9140
Belk of Thomaston, Ga., Inc. ...............................       0.88                0.4196
Belk of Toccoa, Ga., Inc. ..................................       0.21               30.4628
Belk-Matthews Company, Vidalia, Georgia, Inc. ..............       0.36               51.5862
Belk of Washington, Ga., Inc. ..............................       0.05               27.4037
Belk of Waycross, Ga., Inc. ................................       1.61               15.6819
Belk-Simpson Company of Corbin, Kentucky, Incorporated......       0.47              107.7259
Belk-Simpson Company of Harlan, Kentucky, Incorporated......       0.34              128.0566
Belk of Miss., Inc. ........................................       1.29                9.2238
Belk Department Store of Ahoskie, N.C., Inc. ...............       0.22               52.3994
Belk's Department Store of Albemarle, North Carolina,
  Incorporated..............................................       0.14               37.8995
Belk of Asheboro, N.C., Inc. ...............................       0.65              112.9320
Belk's Department Store of Asheville, North Carolina,
  Incorporated..............................................       0.38               19.5744
Belk-Matthews Company.......................................       0.05               28.0294
Belk's Department Store of Boone, North Carolina,
  Incorporated..............................................       0.66              141.8032
Belk's Department Store of Brevard, N.C., Incorporated......       0.25               39.2748
Belk-Beck Company of Burlington, North Carolina, Inc. ......       0.80              108.1051
Belk Brothers Company.......................................      16.01               96.5480
Belk Enterprises, Inc. .....................................      26.39               18.4129
Belk-Matthews Company of Cherryville, N.C., Incorporated....       0.04               27.9259
Belk Department Store of Clinton, N.C., Inc. ...............       0.68              110.8714
Belk's Department Store of Dunn, North Carolina,
  Incorporated..............................................       1.03               69.7358
Belk Department Store of Eden, N.C., Inc. ..................       0.16               75.1865
Belk Department Store of Elkin, N.C., Inc. .................       0.07               46.7109

                                                                OWNERSHIP
                                                              PERCENTAGE OF      APPLICABLE
                        BELK COMPANY                            NEW BELK       EXCHANGE RATIO
                        ------------                          -------------    --------------
Belk Department Store of Forest City, N.C., Inc. ...........       0.45               35.8890
Hudson-Belk Co. of Fuquay-Varina, N.C., Inc. ...............       0.35               86.6147
Matthews-Belk Company.......................................       2.43               36.3001
Belk Department Store of Greenville, N.C., Inc. ............       1.52              157.6685
Belk-Simpson Company of Hendersonville, N.C.,
  Incorporated..............................................       0.67              190.2252
Belk Department Store of Hickory, N.C., Inc. ...............       1.61              177.2478
Belk-Beck Co. of High Point, N.C., Inc. ....................       0.37               36.7519
Belk's Department Store of Jacksonville, N.C., Inc. ........       1.92              114.5736
Belk's Department Store of Lenoir, North Carolina,
  Incorporated..............................................       0.41               38.0445
Belk Department Store of Lincolnton, N.C., Inc. ............       0.41              228.1762
Belk Brothers of Monroe, North Carolina, Incorporated.......       0.99              146.3169
Belk's Department Store of Morehead City, N.C., Inc. .......       0.70               90.4245
Belk's Department Store of Mount Airy, North Carolina,
  Incorporated..............................................       0.12               29.8170
Belk's Department Store of New Bern, N.C., Incorporated.....       0.32               82.0225
Hudson-Belk Company.........................................       4.77               37.2679
Belk Department Store of Reidsville, N.C., Inc. ............       0.13               81.9355
Belk's Department Store of Rockingham, N.C., Incorporated...       0.18               27.6691
Belk-Harry Company..........................................       0.48               25.8812
Belk Department Store of Shelby, N.C., Inc. ................       0.93               44.5304
Belk of Siler City, N.C., Inc. .............................       0.00                4.9094
Belk Department Store of Waynesville, N.C., Inc. ...........       0.26               60.4876
Belk Department Store of Wilkesboro, N.C., Inc. ............       0.20               72.8152
Belk's Department Store, Incorporated of Aiken, South
  Carolina..................................................       0.14               44.8296
Gallant-Belk Company........................................       1.99               77.2144
Belk's Department Store of Batesburg, S.C., Inc. ...........       0.06               49.0796
Belk-Simpson Company, Incorporated of Beaufort, South
  Carolina..................................................       0.52              148.8005
Belk's Department Store of Camden, S.C., Incorporated.......       0.82               82.4755
Belk Department Store of Charleston, S.C., Inc. ............       1.57               67.0008
Belk's Department Store of Conway, S.C., Incorporated.......       0.12               41.2258
Belk's Department Store of Florence, S.C., Incorporated.....       1.13              110.9298
Belk's Department Store of Gaffney, South Carolina,
  Incorporated..............................................       0.08               24.6844
Belk of Georgetown, S.C., Inc. .............................       0.16               51.7662
Belk-Simpson Company, Greenville, South Carolina............       1.87               62.9390
Belk Department Store of Greenwood, S.C., Inc. .............       0.41              128.1062
Belk's Department Store of Hartsville, S.C., Incorporated...       0.15              104.4982
Belk's Department Store, Incorporated, of Lake City, South
  Carolina..................................................       0.06               24.3005
Belk's Department Store of Lancaster, S.C., Inc. ...........       0.97               60.4443
Belk's Department Store of Laurens, South Carolina,
  Incorporated..............................................       0.31               40.5055
Belk of Orangeburg, S.C., Inc. .............................       0.70               89.8055
Belk of Seneca, S.C., Inc. .................................       0.24               42.1339
Belk of Spartanburg, S.C., Inc. ............................       0.77               91.7760
Belk's Department Store of Union, S.C., Incorporated .......       0.03               19.4979
Belk of Walterboro, S.C., Inc. .............................       0.10              103.0058
Belk's Department Store of Winnsboro, S.C., Incorporated....       0.06               26.8012
Parks-Belk Company of Clarksville, Tennessee................       0.24               39.5467
Belk Department Store of Greenville, Texas, Inc. ...........       0.02               65.6983

                                                                OWNERSHIP
                                                              PERCENTAGE OF      APPLICABLE
                        BELK COMPANY                            NEW BELK       EXCHANGE RATIO
                        ------------                          -------------    --------------
Belk's Department Store of Paris, Texas, Inc. ..............       0.05               67.1993
Parks-Belk Company, Incorporated............................       0.92               28.1936
Belk of Danville, Va., Inc. ................................       1.11              139.6428
Belk of Lynchburg, Va., Inc. ...............................       0.03               37.0503
Belk Stores of Virginia, Inc. ..............................       0.53               93.1655
Belk of Roanoke, Va., Inc. .................................       0.03               21.2573
Belk of South Boston, Va., Inc. ............................       0.03               77.4054
Belk of Dawson, Ga., Inc. ..................................       0.05               28.7701
Belk of Elberton, Ga., Inc. ................................       0.04               29.2525
Belk of Thomson, Ga., Inc. .................................       0.07               27.2683
Belk Department Store of Edenton, N.C., Inc. ...............       0.08               33.8123
Belk of Thomasville, N.C., Inc. ............................       0.09               19.8693
Belk's Department Store of Chesterfield, S.C.,
  Incorporated..............................................       0.05               17.9679
Belk's Department Store of Columbia, South Carolina,
  Incorporated..............................................       0.15                7.3168
Belk Finance Company........................................       2.42            1,210.7396
Belk-Simpson Realty Company.................................       0.04               30.2193
Belk of Lawrenceville, Va., Inc. ...........................       0.03              377.3850
Belk Realty of Radford, Va., Inc. ..........................       0.00               74.5076
Belk Realty of Staunton, Va., Inc. .........................       0.01                7.5527
Belk Outlet Center, Inc. ...................................       0.00               49.4728


     The number of shares and percentage of New Belk Class A Common Stock to be allocated to each Existing Belk Shareholder are set forth on Annex C to this Proxy Statement/Prospectus.


     In connection with the Reorganization, all shares of common stock of any of the Belk Companies owned by other Belk Companies will be canceled, except that shares of common stock of Belk Department Store of Camden, S.C., Incorporated, Parks-Belk Company of Clarksville, Tennessee and Belk-Simpson Realty Company owned by Belk-Simpson will not be canceled, but will be converted in the Belk-Simpson Merger into a total of 166,230.7 shares of New Belk Class A Common Stock. In addition, Belk-Simpson's member interest in TAGS will be converted in the Belk-Simpson Merger into 79,811.3 shares of New Belk Class A Common Stock (thus giving Belk-Simpson a total of 246,042 shares of New Belk Class A Common Stock to be issued in the Belk-Simpson Merger). Because Belk-Simpson will be a wholly owned subsidiary of New Belk, the ownership of New Belk Class A Common Stock by Belk-Simpson will have no impact on other New Belk Stockholders. In addition, Delaware law will prohibit Belk-Simpson from exercising voting rights with respect to its New Belk Class A Common Stock.



     On March 3, 1998, Belk Lindsey Stores, Inc. ("Belk-Lindsey") redeemed 50,000 shares of common stock of Belk Lindsey owned by the Estate of E.C. Lindsey for an aggregate price of $3.5 million. New Belk will issue 285,375 shares of New Belk Class A Common Stock to Belk-Lindsey in the Reorganization, which shares will then be cancelled upon consummation of the Reorganization and will not be outstanding.


FAIRNESS OPINION

     Willamette, an independent financial advisory firm with substantial retail industry experience, was engaged to render an opinion as to (i) the reasonableness of the Valuation Process and (ii) the fairness, from a financial point of view, of the Valuation Process to the Existing Belk Shareholders. The Fairness Opinion is addressed to the Belk Companies and their Boards of Directors.

     The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications applicable to the review and analysis, is set forth in Annex D and should be read in its entirety. The summary of the Fairness Opinion set forth below does not purport to be a complete description of the analyses performed, or the matters considered, by Willamette in rendering its opinion. Willamette believes that its analyses and the description set forth below must be considered as a whole and that selecting portions of such description or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying the Fairness Opinion. In rendering its Fairness Opinion, Willamette applied its judgment to a variety of complex analyses and assumptions which are not readily susceptible to description beyond that set forth herein. The fact that any specific analysis is referred to in the summary is not meant to indicate that such analysis was given greater weight than any other analysis.

     The Fairness Opinion assumes that all Belk Companies participate in the Reorganization and does not attempt to address the fairness of the allocations of New Belk Class A Common Stock that result under possible combinations involving less than all of the Belk Companies.

     Although Willamette was advised that certain assumptions were appropriate (described more fully below), no conditions or limitations were imposed on the scope of the investigation by Willamette or the methods and procedures to be followed by Willamette in rendering the Fairness Opinion. Management of BSS considered the qualifications and experience of one financial advisory firm other than Willamette. After interviewing Willamette, however, management of BSS determined that Willamette had the experience and qualifications necessary to render the Fairness Opinion.

     Qualifications to Fairness Opinion. The Fairness Opinion addresses the reasonableness of the Valuation Process and the fairness, from a financial point of view, of the Valuation Process to the Existing Belk Shareholders, but it does not address whether the actual consideration to be received by each of the Existing Belk Shareholders in the Reorganization is fair from a financial point of view. Willamette was not requested to and did not (a) select the method of determining the Applicable Exchange Ratios; (b) make any recommendations to the Existing Belk Shareholders or the Belk Companies with respect to whether to approve or reject the Reorganization; or (c) express any opinion as to (i) the impact of the Reorganization with respect to any Existing Belk Shareholder in any Belk Company who does not participate in the Reorganization, (ii) the tax consequences of the Reorganization for Existing Belk Shareholders or for New Belk, (iii) the proposed capital structure of New Belk or its impact on the financial performance of New Belk, (iv) whether or not alternative methods of determining the relative amounts of New Belk Class A Common Stock to be issued would have also provided fair results or results substantially similar to those achieved using the Valuation Process or (v) the fairness or advisability of alternatives to the Reorganization.

     Further, Willamette did not express any opinion as to the fairness of any terms of the Reorganization, other than as described in the Fairness Opinion, including, without limitation: (a) the fairness of Reorganization Expenses borne by BSS or (b) the value of the New Belk Class A Common Stock to be issued in the Reorganization. See "-- Assumptions."

     In connection with the Fairness Opinion, Willamette did not perform an independent appraisal of the assets and liabilities of any of the Belk Companies.

     Experience of Willamette. Since its founding in 1969, Willamette has provided information, research, investment banking, consulting and valuation services to clients throughout the United States, including over 50 companies engaged in the management and operation of retail businesses. The investment banking activities of Willamette include financial advisory services, asset and security valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Willamette, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and reorganizations and for estate, tax, corporate and other purposes. Willamette has performed valuation services for other retail businesses like the businesses operated by the Belk Companies. Willamette was selected because of its experience in providing similar services to retail businesses and other parties in connection with transactions comparable to the Reorganization.

     Summary of Materials Considered and Investigation Undertaken. Willamette's analysis of the Reorganization involved a review and analysis of the following information, which Willamette represented was a reasonable and adequate basis for its opinion: (i) general economic history and outlook factors; (ii) the retailing business industry history and outlook factors; (iii) financial market historical trends and outlook factors; (iv) financial and operational data regarding each of the Belk Companies for the previous five years and the outlook for each company; and (v) transactions of stock in companies in the same and similar lines of business over the pervious five years.

     Assumptions. In rendering its opinion, Willamette relied, without independent verification, on the accuracy and completeness in all material respects of all financial and other information that was furnished or otherwise communicated to Willamette. Willamette also relied on assurances that: (a) the calculations made to determine the Applicable Exchange Ratios were accurate and consistent with the methodologies described herein; (b) any financial projections or pro forma statements or adjustments provided to Willamette (including the budgets and projections, the estimated liquidation and going concern values and the pro forma budgets and projections related to the Belk Companies) were in the judgment of BSS reasonably prepared or adjusted on bases consistent with actual historical experience or reflecting the best currently available estimates and good faith judgments; (c) no material changes have occurred in the information reviewed between the date the information was provided and the date of the Fairness Opinion; and (d) BSS is not aware of any information or facts regarding the Belk Companies or New Belk that would cause the information supplied to Willamette to be incomplete or misleading in any material respect. Willamette stated that nothing came to its attention that would lead it to believe any of the foregoing is inaccurate, incomplete or misleading in any material respect.


     Analysis. The following paragraphs summarize the material quantitative and qualitative analyses performed by Willamette in arriving at the opinion delivered to the Belk Companies Boards of Directors.



     Historical Financial Position. In rendering its opinion, Willamette reviewed and analyzed the historical and current financial condition of the Belk companies which included (i) an assessment of the Belk Companies' recent financial statements for the previous five fiscal years; (ii) an analysis of the Belk Companies revenue, growth and operating performance trends; and (iii) an assessment of the Belk Companies historical margin fluctuations.



     Analysis of Certain Publicly Traded Companies. Using publicly available information, Willamette reviewed the stock prices, market multiples, profitability and certain other characteristics for certain companies in the retail department store industry. The companies included in the analysis were Hills Stores Company, J. C. Penney Company, Inc., Dayton Hudson Corporation, Carson Pirie Scott & Company, Kohl's Corporation, Pamida Holdings Corporation, Dillard Department Stores, Inc., Nordstrom, Inc., May Department Stores Company, Mercantile Stores Company, Inc., Stein Mart, Inc., and Proffitt's, Inc. Willamette determined that the range of market multiples based upon the public companies' latest twelve months sales, latest twelve months EBIT, latest twelve months EBITDA, latest twelve months net income, and latest twelve months book equity, were 0.21x to 1.36x for sales, 7.2x to 16.7x for EBIT. 4.3x to 13.6x for EBITDA, 11.8x to 27.9x for net income, and 0.77x to 4.15x for book equity. In Willamette's analysis of the Exchange Ratio calculations, it was noted that the selected multiples applied to the Belk Companies of 0.6x sales, 10x EBIT, 7x EBITDA, 15x net income, and 1.0x book equity, were deemed within a reasonable range of multiples as compared to the ranges of multiples of the publicly traded companies.



     Analysis of the Relative Valuation Process. In rendering its opinion, Willamette reviewed the financial models and calculations provided in the determination of the Applicable Exchange Ratio by BSS, assisted by its financial advisor. Willamette noted that the objective of the Valuation Process was not to calculate the fair market value of each Belk Company but to calculate a relative value for each Belk Company that is fair relative to the value of each other Belk Company. Due to the complexity of and differences among the Belk Companies organizational structures, financial positions and cross ownership interests, Willamette determined that the selection and assignment of the highest value as provided by the five valuation formulas was a reasonable method of selecting the relative operating value of each Belk Company in order to determine the Applicable Exchange Ratio. In addition, Willamette examined the relative operating values of certain Belk Companies that were determined on a basis other than the highest value produced by the five valuation formulas and, because of the special circumstances relating to such Belk Companies, determined that the method of determining the relative values of such Belk Companies was reasonable and fair.

     Allocation of Relative Value Due to Cross Ownership. Willamette examined the cross ownership among the Belk Company and agreed with the determination of BSS and its financial advisor that the relative value of the cross ownership interests should be adjusted as contemplated by the Valuation Process to add to the relative operating value of each Belk Company the relative value of that Belk Company's ownership in other Belk Companies and to subtract from the resulting total relative value of each Belk Company the relative value that other Belk Companies own in that Belk Company. Willamette reviewed the financial model that was designed to make these adjustments. The review consisted of analyzing and questioning the basis for each input assumption to the model, analyzing the mathematical calculations that the model was designed to follow, and reviewing the outputs of the model. On the basis of such review, Willamette determined that the method of adjusting total relative value to reflect the cross ownership values in the Valuation Process was reasonable and fair.



     Relative Control Factors. As part of its analysis, Willamette reviewed the valuation model assumptions with regard to relative control factors. No individual shareholding, group of shareholdings or individual Belk Company was assigned a premium or discount relative to any other shareholding, group of shareholdings or individual Belk Company because of any differences in the ability to control or influence Belk Companies corporate policies. Willamette determined that this assumption was reasonable and fair for the purposes of this transaction.



     Relative Marketability Factors. As part of its analysis, Willamette reviewed the valuation model assumptions with regard to relative marketability factors. No individual shareholding, group of shareholdings or individual Belk Company was assigned a premium or discount relative to any other shareholding, group of shareholdings or individual Belk Company because of any existing differences in the salability of the stock of any Belk Companies. Willamette determined that this assumption was fair for the purposes of this transaction.



     Relevant Market and Economic Factors. In rendering its opinion, Willamette considered, among other factors, the condition of the U.S. stock markets, particularly in the retail department store sector, and the current level of economic activity.



     No company used in the analysis of publicly traded companies summarized above is identical to the Belk Companies or the Merger. Accordingly, Willamette's analyses took into account differences in the financial and operating characteristics of the Belk Companies and other factors that would affect the public trading value.



     While the foregoing summary describes all analyses and factors that Willamette deemed material in its presentation to the Belk Companies Boards of Directors, it is not a comprehensive description of all analyses and factors considered by Willamette. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Willamette believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Willamette Opinion. In arriving at its fairness determination, Willamette considered the results of all such analyses. Willamette did not separately consider to what extent any one of the analyses supported or did not support the Fairness Opinion or otherwise assign relative weights to the factors considered. In performing its analyses, Willamette considered general economic, market and financial conditions and other matters, many of which are beyond the control of the Belk Companies. The analyses performed by Willamette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals to reflect the prices at which the business actually may be sold. Furthermore, no opinion is being expressed as to the prices at which shares of New Belk Common Stock may trade at any future time.


     Conclusions. Willamette concluded that, based upon and subject to its analysis and assumptions and limiting conditions, and as of the date of the Fairness Opinion, the Valuation Process is reasonable and is fair, from a financial point of view, to the Existing Belk Shareholders.

     Compensation and Material Relationships. Willamette has been paid a fee of $150,000 by BSS for assisting in evaluating the reasonableness of the methodologies used to determine the Applicable Exchange Ratios and delivering the Fairness Opinion. In addition, Willamette will be reimbursed for all reasonable out-of-pocket expenses, including legal fees, and will be indemnified against certain liabilities, including certain liabilities under the securities laws. The fee arrangement was negotiated between BSS and Willamette. Payment of the fee to Willamette is not dependent upon completion of the Reorganization or the opinion expressed in the Fairness Opinion.


     BSS has also engaged Willamette to render an opinion, as of the Effective Time, of the aggregate fair market value of the New Belk Class A Common Stock issued in the Reorganization. For such services, Willamette will be paid a fee of $25,000, in addition to reimbursement for all reasonable out-of-pocket expenses. Such opinion will support the accounting for the Reorganization, but is not addressed to the Existing Belk Shareholders or any of the Belk Companies and therefore will not be included as an exhibit to this Proxy Statement/Prospectus. See "The Reorganization -- Accounting Treatment."


     Willamette was also previously retained by the estate of Thomas M. Belk to arrive at an independent professional appraisal opinion of the fair market value of certain minority interests in the Belk Companies owned or taxable in the estate as of Thomas M. Belk's death on January 25, 1997. For such services, the estate has paid Willamette a fee of $80,000, plus reasonable out-of-pocket expenses.

     Apart from Willamette's assistance with the Reorganization and the matters discussed above, Willamette has not rendered any consulting or related services to BSS, the other members of the Boards of Directors of the Belk Companies, the Belk Companies or any of their affiliates.

                                    NEW BELK

     New Belk is a Delaware corporation organized in November 1997. New Belk has not conducted any substantial business activities to date, other than those incident to its formation, its execution of the Reorganization Agreement and related agreements and its participation in the preparation of this Proxy Statement/Prospectus. New Belk will be the surviving corporation in the Reorganization. Accordingly, the business of New Belk following the Reorganization will be the business currently conducted by the Belk Companies. See "Business of New Belk."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Belk Companies on a combined basis as of November 1, 1997 and the pro forma capitalization of New Belk after giving effect to the Reorganization. This table should be read in conjunction with the audited historical combined financial statements and the unaudited pro forma combined condensed financial statements included elsewhere in this Proxy Statement/Prospectus, including the notes thereto.


                                                               AS OF NOVEMBER 1, 1997
                                                              ------------------------
                                                              HISTORICAL    PRO FORMA
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Borrowings..................................................  $ 429,919     $  440,893
Total Shareholders' Equity..................................    679,615        755,208
Total Capitalization........................................  1,109,534      1,196,101

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements are based upon the financial statements of the Belk Companies, combined and adjusted to give effect to the Reorganization. The following unaudited pro forma combined condensed statements of income for the year ended February 1, 1997 and for the nine months ended November 1, 1997 give effect to the Reorganization as if it had occurred at the beginning of the first period presented. The following unaudited pro forma combined condensed balance sheet at November 1, 1997 gives effect to the Reorganization as if it had occurred on such date. These unaudited pro forma combined condensed financial statements should be read in conjunction with the audited historical combined financial statements and unaudited interim combined financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

     The unaudited pro forma combined condensed financial statements are not necessarily indicative of the results of operations or financial position of New Belk that would have occurred had the Reorganization occurred at the beginning of the first period presented or on the date indicated, nor are they necessarily indicative of the future operating results or financial position of New Belk.

     The unaudited pro forma adjustments are based upon information set forth in this Proxy Statement/Prospectus and certain assumptions included in the notes to be unaudited pro forma combined condensed financial statements. Management believes that the pro forma assumptions are reasonable under the circumstances. In addition, as of the date of this Proxy Statement/Prospectus, management believes that the unaudited pro forma combined condensed financial statements reflect the impact on the operations and liquidity of New Belk of all material events or changes expected to result from the Reorganization.


     The Reorganization is reflected in the unaudited pro forma combined condensed financial statements as a purchase business combination in accordance with the provisions of Accounting Principles Board Opinion Number 16, and the Commission's Staff Accounting Bulletin Number 97. Belk Enterprises, Inc. is deemed to be the acquiring corporation because its shareholders will receive a larger portion of the voting rights in the combined corporation than any other Belk company.



     The unaudited pro forma combined condensed financial statements include adjustments to reflect the acquisition of the Belk-Simpson retail operations (see The Reorganization -- Belk-Simpson Reorganization). Belk-Simpson is included in the historical financial statements of the Belk Companies as a 37% equity investment. The unaudited pro forma combined condensed financial statements reflect 100% of Belk-Simpson retail operations and the divestiture of its investment assets.



     The unaudited pro forma combined statement of income for the year ended February 1, 1997 includes adjustments to reflect the operations of the Leggett Companies as if they had been acquired at the beginning of the year. The historical financial statements of the Belk Companies for the year ended February 1, 1997 already include the operations of the Leggett Companies subsequent to the November 1, 1996 acquisition.

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                          YEAR ENDED FEBRUARY 1, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     HISTORICAL
                           ------------------------------
                             THE BELK         LEGGETT
                            COMPANIES     ACQUISITION (1)                    THE BELK
                           FOR THE YEAR    FOR THE NINE       LEGGETT        COMPANIES                    THE BELK
                              ENDED        MONTHS ENDED     ACQUISITION      INCLUDING        (2)         COMPANIES
                           FEBRUARY 1,      NOVEMBER 1,      PRO FORMA        LEGGETT     BELK-SIMPSON    PRO FORMA
                               1997            1996         ADJUSTMENTS     ACQUISITION   ADJUSTMENTS    ADJUSTMENTS
                           ------------   ---------------   -----------     -----------   ------------   -----------
Revenues.................   $1,772,613       $218,291         $    --       $1,990,904      $69,332        $    --
Cost of goods sold
  (including occupancy
  and buying expenses)...    1,205,687        148,351              --        1,354,038       46,108             --
Selling, general and
  administrative
  expenses...............      470,018         69,393             415(3)       539,826       20,827          2,166(6)
                            ----------       --------         -------       ----------      -------        -------
Income from operations...       96,908            547            (415)          97,040        2,397         (2,166)
Interest expense.........      (27,554)        (2,905)         (4,646)(4)      (35,105)        (541)            --
Interest Income..........        4,873            132              --            5,005           42             --
Gain (loss) on sale of
  property and
  equipment..............       21,328            (73)             --           21,255           16             --
Gain on sale of
  investments............        1,882             --              --            1,882           --             --
Other income (expense),
  net....................        1,816         (4,746)          3,078(3)           148           89             --
                            ----------       --------         -------       ----------      -------        -------
Income (loss) from
  continuing operations
  before income taxes and
  equity in earnings of
  unconsolidated
  entities...............       99,253         (7,045)         (1,983)          90,225        2,003         (2,166)
Income taxes.............       38,802           (374)         (2,338)(5)       36,090          781           (846)(5)
                            ----------       --------         -------       ----------      -------        -------
Income (loss) from
  continuing operations
  before equity in
  earnings of
  unconsolidated
  entities...............       60,451         (6,671)            355           54,135        1,222         (1,320)
Equity in earnings of
  unconsolidated
  entities, net of income
  taxes..................        4,046             --              --            4,046         (974)            --
                            ----------       --------         -------       ----------      -------        -------
Income (loss) from
  continuing
  operations.............   $   64,497       $ (6,671)        $   355       $   58,181      $   248        $(1,320)
                            ==========       ========         =======       ==========      =======        =======
Income from continuing
  operations per share...
Pro forma weighted
  average shares
  outstanding............


                            COMBINED
                            PRO FORMA
                           -----------
Revenues.................  $ 2,060,236
Cost of goods sold
  (including occupancy
  and buying expenses)...    1,400,146
Selling, general and
  administrative
  expenses...............      562,819
                           -----------
Income from operations...       97,271
Interest expense.........      (35,646)
Interest Income..........        5,047
Gain (loss) on sale of
  property and
  equipment..............       21,271
Gain on sale of
  investments............        1,882
Other income (expense),
  net....................          237
                           -----------
Income (loss) from
  continuing operations
  before income taxes and
  equity in earnings of
  unconsolidated
  entities...............       90,062
Income taxes.............       36,025
                           -----------
Income (loss) from
  continuing operations
  before equity in
  earnings of
  unconsolidated
  entities...............       54,037
Equity in earnings of
  unconsolidated
  entities, net of income
  taxes..................        3,072
                           -----------
Income (loss) from
  continuing
  operations.............  $    57,109
                           ===========
Income from continuing
  operations per share...  $       .96
                           ===========
Pro forma weighted
  average shares
  outstanding............   59,713,460
                           ===========


---------------

(1) The Leggett Acquisition (as defined herein) includes the operations of the Leggett companies acquired during the year ended February 1, 1997. The transaction was accounted for as a purchase acquisition for accounting purposes. The Leggett Acquisition statement of income reflects operations from February 4, 1996 to the date of acquisition. The combined pro forma assumes the Leggett purchase occurred on February 4, 1996 and includes 12 months of operations of the Leggett stores.

(2) Adjustments to reflect Belk-Simpson as if the retail operations of Belk-Simpson had been acquired by the Belk Companies on February 4, 1996.

                                                                 LEGGETT       THE BELK
                                                               ACQUISITION     COMPANIES
                                                                PRO FORMA      PRO FORMA
                                                               ADJUSTMENTS    ADJUSTMENTS
                                                               -----------    -----------
(3) Adjustments to selling, general and administrative
     expense and other income (expense) consist of the
     following:
     To record amortization of goodwill from the Leggett
     Acquisition. Goodwill is being amortized over a period
     of 15 years............................................     $   857       $     --
     To record the increase in depreciation expense related
     to the allocation of the fair market values to fixed
     assets. The average remaining life for fixed assets is
     25 years...............................................          73             --
     To record the increase in amortization expense related
     to the allocation of the fair market values to
     leasehold improvements. The average remaining life for
     leasehold improvements is 4.5 years....................       1,656             --
     To eliminate one time expenses related to the Leggett
     Acquisition............................................      (5,249)            --
                                                                 -------       --------
                                                                 $(2,663)      $     --
                                                                 =======       ========
(4) To record the pro forma nine month increase in interest
     expense related to debt acquired to fund the Leggett
     Acquisition. The debt includes a bridge loan note of
     $48,111 with an interest rate of 7.18% (LIBOR plus 180)
     and Stockholder Promissory Notes of $46,982 with
     interest rates of 5.6%.................................     $(4,646)      $     --
                                                                 =======       ========
(5) Adjustment to reflect income taxes based upon the pro
     forma pre-tax income as if the Belk Companies had been
     subject to federal and state income taxes at a pro
     forma effective tax rate of 40%........................     $(2,338)      $   (846)
                                                                 =======       ========
(6) Adjustments to selling, general and administrative
     expense consist of the following:
     To record the pro forma increase in depreciation
     related to the allocation of fair market values to
     fixed assets based on the estimated fair market value
     of the combined Belk Companies of $820 million. The
     allocation to fixed assets resulted in a write-up of
     $52,719 to be depreciated over the average remaining
     life for fixed assets of 23 years......................     $    --       $  2,292
     To record the pro forma decrease in amortization
     related to the allocation of fair market values to
     leasehold improvements based on the estimated fair
     market value of the combined Belk Companies of $820
     million. The allocation to leasehold improvements
     resulted in a write down of $1,257 to be amortized over
     the average remaining life of leasehold improvements of
     10 years...............................................          --           (126)
                                                                 -------       --------
                                                                 $    --       $  2,166
                                                                 =======       ========

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                       NINE MONTHS ENDED NOVEMBER 1, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                               THE BELK
                                                                  (1)          COMPANIES
                                                              BELK-SIMPSON     PRO FORMA
                                       HISTORICAL COMBINED    ADJUSTMENTS     ADJUSTMENTS       COMBINED
                                       -------------------    ------------    -----------      ----------
Revenues.............................      $1,342,918           $45,399              --        $1,388,317
Cost of goods sold (including
  occupancy and buying expenses).....         907,654            30,360              --           938,014
Selling, general and administrative
  expenses...........................         380,793            14,127         $ 1,625(2)        396,545
                                           ----------           -------         -------        ----------
Income from operations...............          54,471               912          (1,625)           53,758
Interest expense.....................         (27,472)             (454)             --           (27,926)
Interest income......................           2,559                --              --             2,559
Gain on sale of property and
  equipment..........................            (177)               (1)             --              (178)
Gain (loss) on sale of investments...             416                --              --               416
Other income (expense), net..........            (335)              100              --              (235)
                                           ----------           -------         -------        ----------
Income from continuing operations
  before income taxes and equity in
  earnings of unconsolidated
  entities...........................          29,462               557          (1,625)           28,394
Income taxes.........................          11,528               217            (388)(3)        11,357
                                           ----------           -------         -------        ----------
Income from continuing operations
  before equity in earnings of
  unconsolidated entities............          17,934               340          (1,237)           17,037
Equity in earnings of unconsolidated
  entities, net of income taxes......             442              (442)             --                --
                                           ----------           -------         -------        ----------
Income (loss) from continuing
  operations.........................      $   18,376           $  (102)        $(1,237)       $   17,037
                                           ==========           =======         =======        ==========
Income from continuing operations per
  share..............................                                                          $      .29
                                                                                               ==========
Pro forma weighted average shares
  outstanding........................                                                          59,713,460
                                                                                               ==========


---------------

(1) Adjustments to reflect Belk-Simpson as if the retail operations of Belk-Simpson had been acquired by the Belk Companies on February 4, 1996


                                                                 PRO FORMA
                                                                ADJUSTMENTS
                                                                -----------
(2) Adjustments to selling, general and administrative
    expense consist of the following:
    To record the pro forma increase in depreciation related
    to the allocation of fair market values to fixed assets
    based on the estimated fair market value of the combined
    Belk Companies of $820 million. The allocation to fixed
    assets resulted in a write-up of $52,719 to be
    depreciated over the average remaining life for fixed
    assets of 23 years......................................      $ 1,719
    To record the pro forma decrease in amortization related
    to the allocation of fair market values to leasehold
    improvements based on the estimated fair market value of
    the combined Belk Companies of $820 million. The
    allocation to leasehold improvements resulted in a write
    down of $1,257 to be amortized over the average
    remaining life of leasehold improvements of 10 years....          (94)
                                                                  -------
                                                                  $ 1,625
                                                                  =======
(3) Adjustment to reflect income taxes based upon the pro
    forma pre-tax income as if the Belk Companies had been
    subject to federal and state income taxes at a pro forma
    effective tax rate of 40%. .............................      $  (388)
                                                                  =======

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                             AS OF NOVEMBER 1, 1997
                                 (IN THOUSANDS)


                                                                               PRO FORMA
                                                           -------------------------------------------------
                                                                           THE BELK
                                                               (1)         COMPANIES            BELK
                                                           BELK-SIMPSON    PRO FORMA          COMPANIES
                                     HISTORICAL COMBINED   ADJUSTMENTS    ADJUSTMENTS         COMBINED
                                     -------------------   ------------   -----------    -------------------
Current Assets:
  Cash and cash equivalents........      $   18,063          $ 18,771            --          $   36,834
  Accounts receivable, net.........         325,954            12,537            --             338,491
  Merchandise inventory............         527,687            19,471            --             547,158
  Other current assets.............          45,427            (6,424)     $  2,303(2)           41,306
                                         ----------          --------      --------          ----------
Total current assets...............         917,131            44,355         2,303             963,789
Investments........................          72,496           (34,500)           --              37,996
Property and equipment, net........         396,743            24,671        51,462(3)          472,876
Other assets.......................          49,627               892        (1,093)(4)          49,426
                                         ----------          --------      --------          ----------
Total assets.......................      $1,435,997          $ 35,418      $ 52,672          $1,524,087
                                         ==========          ========      ========          ==========
Current Liabilities:
  Accounts payable.................      $  159,337          $  4,899      $  3,657(5)       $  167,893
  Accrued expenses.................          67,013             2,354            --              69,367
  Accrued income taxes.............              --            24,787            --              24,787
  Lines of credit and notes
     payable.......................         186,766            10,974            --             197,740
  Current installment of long-term
     debt and capital lease
     obligations...................          34,559                --            --              34,559
                                         ----------          --------      --------          ----------
Total current liabilities..........         447,675            43,014         3,657             494,346
Deferred income taxes..............          38,277               976       (29,897)(6)           9,356
Long-term debt and capital lease
  obligations, excluding current
  installments.....................         208,594                --            --             208,594
Deferred compensation and other
  non-current liabilities..........          50,672            (5,253)           --              45,419
                                         ----------          --------      --------          ----------
Total liabilities..................         745,218            38,737       (26,240)            757,715
                                         ----------          --------      --------          ----------
Deferred income....................          11,164                --            --              11,164
                                         ----------          --------      --------          ----------
Stockholders' Equity:
  Common stock.....................          70,838             1,413            --              72,251
  Paid in capital..................             470                --        49,015(7)           49,485
  Net unrealized gain(loss) on
     investments...................          27,112           (13,967)           --              13,145
  Retained earnings................         581,195             9,235        29,897(8)          620,327
                                         ----------          --------      --------          ----------
Total stockholders' equity.........         679,615            (3,319)       78,912             755,208
                                         ----------          --------      --------          ----------
                                         $1,435,997          $ 35,418      $ 52,672          $1,524,087
                                         ==========          ========      ========          ==========

              NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET

(1) Adjustments to reflect Belk-Simpson as if the retail operations had been acquired on November 1, 1997.


                                                                    PRO FORMA
                                                                   ADJUSTMENTS
                                                                   -----------
(2)  To reduce the deferred tax assets valuation reserve to
     recognize net operating losses and other carryforwards that
     will be available after the Reorganization..................     $2,303
                                                                    ========
(3)  Adjustment to reflect the Reorganization accounted for under the purchase method. Amount represents the estimated fair
     market value in excess of historical cost amounts, which has
     been allocated to property and equipment....................    $51,462
                                                                    ========
(4)  To reclass capitalized Reorganization costs incurred through
     November 1, 1997............................................    $(1,093)
                                                                    ========
(5)  To record the anticipated costs incurred in connection with the Reorganization. The costs are estimated to be $4,750,000
     of which $1,093,000 was paid at November 1, 1997. ..........     $3,657
                                                                    ========
(6)  To eliminate the deferred tax liability related to the gain
     on the sale of BAC..........................................   $(29,897)
                                                                    ========
(7)  To reduce deferred tax assets valuation reserve to recognize net operating loss and other carryforwards that will be
     available after the Reorganization..........................     $2,303
     Adjustment to reflect the Reorganization accounted for under the purchase method. Amount represents the estimated fair
     market value in excess of historical cost amounts, which has
     been allocated to property and equipment....................     46,712
                                                                    --------
                                                                     $49,015
                                                                    ========
(8)  To eliminate the deferred tax liability related to the gain
     on the sale of BAC..........................................    $29,897
                                                                    ========

              SELECTED HISTORICAL COMBINED AND UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL INFORMATION

     The selected historical combined financial information of the Belk Companies presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997, has been derived from the historical combined financial statements of the Belk Companies. The historical combined financial statements as of February 3, 1996 and February 1, 1997 and for each of the years in the three-year period ended February 1, 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such historical combined financial statements, and the report thereon, are included elsewhere in this Proxy Statement/Prospectus. The summary historical combined information of the Belk Companies presented below for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997 has been derived from the unaudited historical combined financial statements of the Belk Companies included elsewhere in this Proxy Statement/Prospectus. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

     The following summary unaudited combined pro forma financial information of New Belk has been derived from, or prepared on a basis consistent with, the unaudited pro forma combined condensed financial statements included elsewhere in this Proxy Statement/Prospectus. The pro forma information gives effect to the Reorganization as if it had occurred at the beginning of the first period presented. This data is presented for illustrative purposes only and is not indicative of the combined results of operations or financial position that would have occurred if the Reorganization had been consummated at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of New Belk.

                                                                 HISTORICAL
                       -----------------------------------------------------------------------------------------------

                                                FISCAL YEAR ENDED                                NINE MONTHS ENDED
                       -------------------------------------------------------------------   -------------------------
                       FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                         1993(1)       1994(1)       1995(1)       1996(1)     1997(1)(2)      1996(1)       1997(1)
                       -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED STATEMENT OF
  INCOME DATA:
Revenues.............  $1,661,942    $1,674,373    $1,694,422    $1,685,470    $1,772,613    $1,138,615    $1,342,918
Cost of goods sold...   1,131,154     1,151,942     1,151,713     1,149,270     1,205,687       774,294       907,654
Depreciation and
  amortization.......      41,740        44,104        46,762        50,832        54,198        47,908        39,608
Income from
  continuing
  operations.........      54,348        40,715        46,893        42,518        64,497        22,613        18,376
Income from
  discontinued
  operations(4)......       1,445         1,687         1,731         1,298        36,873        (3,567)       (5,143)
Net income...........      55,793        53,923        48,624        43,816       101,370        19,046        13,233
Income from
  continuing
  operations per
  share..............         n/a           n/a           n/a           n/a           n/a           n/a           n/a
Average number of
  shares
  outstanding........         n/a           n/a           n/a           n/a           n/a           n/a           n/a
SELECTED BALANCE
  SHEET DATA:
Accounts receivable,
  net................     275,141       274,011       262,986       263,161       335,914       312,450       325,954
Merchandise
  inventories........     347,619       356,000       349,610       365,902       425,415       528,589       527,687
Working capital......     479,788       498,845       514,228       423,543       442,753       354,097       469,456
Total assets.........   1,152,706     1,152,071     1,159,735     1,260,979     1,358,900     1,524,065     1,435,997
Short-term debt......      21,206        20,711        11,000       116,327       187,272       316,864       186,766
Long-term debt.......     267,609       240,923       203,742       169,264       207,496       345,452       231,841
Capitalized lease
  obligations........      12,268        11,487        10,708         9,177         8,514         8,683        11,312
Shareholders'
  equity.............     635,705       672,498       717,284       748,706       672,016       590,580       679,615
Book value per
  share..............         n/a           n/a           n/a           n/a           n/a           n/a           n/a
SELECTED OPERATING
  DATA:
Number of stores at
  end of period......         227           225           221           216           250           253           225(5)
Comparable store net
  revenue increases
  (decreases)........         2.7%          4.7%          2.4%         (2.3)%         2.3%          2.0%          1.7%

                                PRO FORMA
                       ---------------------------
                          FISCAL          NINE
                           YEAR          MONTHS
                           ENDED          ENDED
                       -------------   -----------
                        FEBRUARY 1,    NOVEMBER 1,
                       1997(1)(2)(3)   1997(1)(3)
                       -------------   -----------

SELECTED STATEMENT OF
  INCOME DATA:
Revenues.............   $ 2,060,236    $ 1,388,317
Cost of goods sold...     1,400,146        938,014
Depreciation and
  amortization.......        67,337         43,517
Income from
  continuing
  operations.........        57,109         17,037
Income from
  discontinued
  operations(4)......           n/a            n/a
Net income...........           n/a            n/a
Income from
  continuing
  operations per
  share..............           .96            .29
Average number of
  shares
  outstanding........    59,713,460     59,713,460
SELECTED BALANCE
  SHEET DATA:
Accounts receivable,
  net................           n/a        338,491
Merchandise
  inventories........           n/a        547,158
Working capital......           n/a        469,443
Total assets.........           n/a      1,524,087
Short-term debt......           n/a        197,740
Long-term debt.......           n/a        231,841
Capitalized lease
  obligations........           n/a         11,312
Shareholders'
  equity.............           n/a        755,208
Book value per
  share..............           n/a          12.65
SELECTED OPERATING
  DATA:
Number of stores at
  end of period......           250            225(5)
Comparable store net
  revenue increases
  (decreases)........           2.2%           1.3%


---------------

All years include 52 weeks (364 days) except that the fiscal year ended February 3, 1996 includes 368 days and the fiscal year ended February 2, 1993 includes 371 days.


(1) The historical financial information includes financial information for Belk-Simpson on an equity basis. The pro forma financial information includes the financial information of Belk-Simpson on a consolidated basis.

(2) In November 1996, Belk of Virginia, Inc. acquired a controlling interest in various corporations that owned and operated 42 Leggett stores. The historical financial information for the fiscal year ended February 1, 1997 includes only three months of financial information for the acquired Leggett stores. The pro forma financial information for the fiscal year ended February 1, 1997 includes a full fiscal year of financial information for the Leggett stores.


(3) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock expected to be outstanding upon consummation of the Reorganization, which includes the one share of New Belk Class A Common Stock issued in connection with the formation of New Belk, but excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be cancelled upon consummation of the Reorganization. See "Determination of Applicable Exchange Ratios."


(4) Income from discontinued operations represents the operating results and gain on the sale of BAC, which owned and operated a mall in Charlotte, North Carolina and the operating results of TAGS, which owned and operated outlet stores.

(5) Excludes 13 stores operated as TAGS Stores (as defined herein) closed in December 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS OF THE BELK COMPANIES

     The following is a discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996, and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 which should be read in conjunction with the historical combined financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Acquisitions. The Belk Companies acquired a controlling interest in various corporations, which together operated 42 Leggett stores, in November 1996 (the "Leggett Acquisition") for $92.0 million. Under the purchase method of accounting, the assets, liabilities and results of operations associated with the Leggett Acquisition have been included in the Belk Companies' financial position and results of operation for the 1997 fiscal year since the date of acquisition. Due to the significant impact on the Belk Companies' operations associated with the Leggett Acquisition, the Belk Companies' historical results of operations and period-to-period comparisons for the fiscal years ended February 3, 1996 and February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 may not be meaningful or indicative of future results.

     Discontinued Operations. In November 1996, the Belk Companies sold their investment in a company that owned a retail mall to an unrelated third party. In October 1997, the Belk Companies announced the closing of the TAGS outlet stores (the "TAGS Stores"), which are operated by TAGS Stores, LLC ("TAGS"). Accordingly, the Belk Companies' continuing operations for the fiscal years ended February 1, 1997 and February 3, 1996 and the nine-month periods ended November 1, 1997 and November 2, 1996 have been reclassified to report separately the operating results of the discontinued operations.

     Certain Components of Net Income. Revenues include sales from retail operations and leased departments. Cost of goods sold include cost of merchandise, buying, and occupancy expense. Selling, general and administrative expense ("SG&A") includes payroll, advertising, credit and depreciation expense.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Belk Companies' combined statements of income and other pertinent financial data.


                                               FISCAL YEAR ENDED                    NINE MONTHS ENDED
                                   -----------------------------------------    --------------------------
                                   JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 2,    NOVEMBER 1,
                                     1995(1)        1996(1)        1997(1)         1996           1997
                                   -----------    -----------    -----------    -----------    -----------
Revenues.........................     100.0%         100.0%         100.0%         100.0%         100.0%
Cost of goods sold...............      68.0           68.2           68.0           68.0           67.6
Selling, general and
  administrative expense.........      26.6           27.6           26.5           29.5           28.4
Income from operations...........       5.5            4.2            5.5            2.5            4.0
Interest expense.................       1.3            1.2            1.6            1.6            2.0
Income taxes.....................       1.7            1.3            2.2            1.2            0.8
Income from continuing
  operations.....................       2.8            2.5            3.6            2.0            1.4
Discontinued operations..........       0.1            0.1            2.1           (0.4)          (0.4)
Net income.......................       2.9            2.6            5.7            1.7            1.0
Gross square footage (in
  thousands).....................    14,312         14,269         14,754            N/A            N/A
Store revenues per gross sq.
  ft.............................     $ 118          $ 118          $ 120            N/A            N/A
Comparable stores revenues
  increase (decrease)............       2.4%          (2.3)%          2.3%           2.0%           1.7%
Number of stores
  Opened.........................         7              6              5              4              4
  Acquired.......................         0              0             42             42              0
  Closed.........................       (11)           (11)           (13)            (9)           (29)(2)
Total -- end of period...........       221            216            250            253            225


---------------
(1) The fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 consisted of 364, 368 and 365 days, respectively.
(2) Includes 13 TAGS Stores that were closed in December 1997.

COMPARISON OF NINE MONTHS ENDED NOVEMBER 1, 1997 AND NOVEMBER 2, 1996

     Revenues. The Belk Companies' revenues for the nine months ended November 1, 1997 increased 17.9%, or $204.3 million, to $1.34 billion from $1.14 billion over the same period in 1996. This increase resulted primarily from the Leggett Acquisition, which contributed $195.5 million in revenues during the nine months ended November 1, 1997. Revenues for the nine months ended November 2, 1996 do not include revenues from the 42 acquired Leggett retail department stores. Comparable store revenues for the nine months ended November 1, 1997 also increased 1.7% compared to the same period in 1996. These increases were partially offset by a decrease in revenues of $4.9 million due to the net closing of 12 stores in the first nine months of fiscal year 1998 and five stores in the first nine months of fiscal year 1997.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 67.6% for the nine months ended November 1, 1997 as compared to 68.0% in the comparable period in 1996 due to improved inventory management, which resulted in fewer markdowns. Cost of goods sold increased 17.2% or $133.4 million from $774.3 million for the nine months ended November 1, 1997 to $907.7 million in the comparable period in 1996, primarily due to the higher revenue volume associated with the Leggett Acquisition. The cost of goods sold of the acquired Leggett stores for the nine months ended November 1, 1997 was $133.4 million. Excluding the impact of the Leggett Acquisition, cost of goods sold was constant at $774.3 million for the nine months ended November 1, 1997 and November 2, 1996.

     Selling, General and Administrative Expenses. As a percentage of revenues, SG&A decreased to 28.4% for the nine months ended November 1, 1997 as compared to 29.5% in the comparable period in 1996. SG&A increased 13.5%, or $45.2 million, to $380.8 million for the nine months ended November 1, 1997 as compared to $335.6 million during the same period in 1996. The Leggett Acquisition resulted in additional SG&A of $56.0 million for the nine months ended November 1, 1997. Excluding the impact of the Leggett Acquisition, SG&A decreased 3.2% or $10.8 million. This decrease is attributable to decreases in non-selling payroll expense realized through efficiencies implemented in the retail department stores, employee insurance and advertising expense.



     During the nine months ended November 1, 1997 and November 2, 1996, bad debt expense, net of recovery, associated with the issuance of credit on the Belk proprietary credit card was $9.1 million and $5.3 million, respectively. Although bad debt expense increased $3.8 million due to increased Belk proprietary credit card sales volume and industry-wide increases in personal bankruptcies, the increase was partially offset by an increase in finance charge income of $1.5 million. During the nine months ended November 1, 1997 and November 2, 1996, finance charge income on the outstanding Belk proprietary credit card receivables was $27.6 million and $26.1 million, respectively.



     The Belk Center, Inc. (the "Belk Center") provides the Belk Companies with accounts receivable management and collection services. Amounts paid by the Belk Companies to the Belk Center for its services for the nine months ended November 1, 1997 and November 2, 1996 were $14.2 million and $14.2 million, respectively.


     Interest Expense. As a percentage of revenues, interest expense increased to 2.0% for the nine months ended November 1, 1997 as compared to 1.6% in the comparable period in 1996. Interest expense increased 51.0%, or $9.3 million, to $27.5 million for the nine months ended November 1, 1997 as compared to $18.2 million for the same period in 1996. The increase resulted primarily from higher average outstanding borrowings and higher effective interest rates needed to fund the Belk Companies' capital expenditures, the Leggett Acquisition and repurchases of common stock. Of the $9.3 million increase in interest expense, $4.9 million and $1.8 million, respectively, of the increase were attributable to interest expense on borrowings to finance the Leggett Acquisition and the repurchase of common stock. Additionally, $1.0 million in amortized pre-paid loan expense and $0.7 million in interest rate swap expense were incurred, with the remaining increase due to the increase in average borrowings.

     Gain (Loss) on Sale of Property and Equipment. Gain (loss) on sales of property and equipment was ($0.2) million for the nine months ended November 1, 1997 as compared to $19.8 million for the same period in 1996. The nine months ended November 2, 1996 included a $18.9 million gain on the sale of property and fixtures of three stores in Florida. Management does not anticipate that future sales of store assets, if any, will result in a gain of this magnitude.

     Discontinued Operations. The Belk Companies recognized an after-tax loss from operations of a retail mall joint venture of $2.8 million for the nine months ended November 2, 1996. This loss is included in discontinued operations as a result of selling the company that owned a retail mall.


     During the fiscal year ended February 1, 1997, the Belk Companies converted certain Belk clearance center stores to discount outlet stores and opened two new store locations under the TAGS name. On September 17, 1997, management decided to close the TAGS Stores. The TAGS Stores were closed in December 1997 after liquidating the stores' inventory.



     The operating results for the TAGS Stores subsequent to conversion to the TAGS discount outlet format have been presented as discontinued operations. The Belk Companies recognized a loss on disposal of $5.1 million for the nine months ended November 1, 1997, which was composed of a $1.3 million after-tax loss on operations and a $3.8 million after-tax loss on disposal of assets. In addition, a $1.2 million loss on operations of the TAGS Stores was recognized for the nine months ended November 2, 1996.


     Net Income. Net income decreased $5.8 million from 1.7% of revenues for the nine months ended November 2, 1996 to 1.0% of revenues for the nine months ended November 1, 1997. This decrease is primarily attributable to the increase in interest expense. The increase in interest expense was partially offset by an increase in income from operations which resulted from a decrease of 0.4% and 1.1% in cost of goods sold and SG&A, respectively, as a percentage of revenues.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

     Revenues. The Belk Companies' revenues in fiscal year 1997 increased 5.2%, or $87.1 million, over fiscal year 1996 from $1.69 billion to $1.77 billion. The increase resulted primarily from the Leggett Acquisition. On a pro forma basis, assuming the Leggett store revenues were included for the entire fiscal year 1997, revenues would have increased $218.3 million or 12.3%. On a comparable store basis, revenues increased 2.3% compared to the first 52 weeks of fiscal year 1996. These increases were partially offset by a decrease in revenues of $30.4 million due to the net closing of 8 stores in fiscal year 1997 and 5 stores in fiscal year 1996.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 68.0% in fiscal year 1997 as compared to 68.2% in fiscal year 1996 due to improved inventory management, which resulted in fewer markdowns. Cost of goods sold increased 4.9%, or $56.4 million, from $1.15 billion in fiscal year 1996 to $1.20 billion in fiscal year 1997, primarily due to higher revenues associated with the Leggett Acquisition. The Leggett stores' cost of goods sold for the three month period included in the fiscal year ended February 1, 1997 was $73.9 million. Excluding the impact of the Leggett Acquisition, cost of goods sold decreased 1.5%, or $17.5 million, from fiscal year 1996 to fiscal year 1997. This decrease was primarily a result of the closing of 13 stores offset by the opening of 5 new stores.


     Selling, General and Administrative Expenses. SG&A increased 1.0%, or $4.6 million, from fiscal year 1996 to fiscal year 1997. The Leggett Acquisition resulted in additional SG&A of $25.6 million for fiscal year 1997. Excluding the impact of the Leggett Acquisition, SG&A decreased 4.5%, or $21.0 million. This decrease was attributable to decreases in payroll and supply expense realized through efficiencies implemented in the retail department stores. During fiscal years 1997 and 1996, bad debt expense, net of recovery, associated with the issuance of credit on the Belk proprietary credit card was $10.8 million and $5.4 million, respectively. Although bad debt expense increased $5.4 million due to increased Belk proprietary credit card sales volume and industry-wide increases in personal bankruptcies, the increase was substantially offset by an increase in finance charge income of $4.5 million. During fiscal years 1997 and 1996, finance charge income on the outstanding Belk proprietary credit card receivables was $37.5 million and $33.0 million, respectively.



     The Belk Center provides the Belk Companies with accounts receivable management and collection services. Amounts paid by the Belk Companies to the Belk Center for its services during fiscal years 1997 and 1996 were $19.9 million and $20.6 million, respectively.


     Interest Expense. As a percentage of revenues, interest expense increased to 1.6% for fiscal year 1997 as compared to 1.2% in fiscal year 1996. Interest expense increased 32.0%, or $6.7 million, to $27.6 million in fiscal year 1997 from $20.9 million in fiscal year 1996. The increase resulted primarily from higher average outstanding borrowings and higher effective interest rates needed to fund the Belk Companies' capital expenditures, the Leggett Acquisition and repurchase of common stock. The $6.7 million increase in interest expense was attributable to interest expense on borrowings to finance the Leggett Acquisition and the repurchase of Belk Companies Common Stock. Average outstanding borrowings increased by $65 million and effective interest rates increased 50 basis points.

     Gain on Sale of Property and Equipment. Gain on sale of property and equipment was $21.3 million in fiscal year 1997, as compared to $5.2 million in fiscal year 1996, resulting principally from gains on the sale of property and fixtures of three stores in Florida.

     Discontinued Operations. The Belk Companies recognized a gain on the sale of a company that owned a retail mall of $37.9 million in fiscal year 1997, which was composed of a $3.6 million after-tax loss on operations and a $41.5 million after-tax gain on disposal of assets. In fiscal year 1996, the after-tax income from the retail mall operation was $1.3 million. The Belk Companies recognized an after-tax loss on the discontinued operations of the TAGS Stores of $1.0 million for the fiscal year ended February 1, 1997.

     Net Income. Net income increased $57.6 million to 5.7% of revenues in fiscal year 1997 compared to 2.6% of revenues in fiscal year 1996. This increase was primarily attributable to the gain on the sale of a company that owned a retail mall of $41.5 million and the gain on sale of property and fixtures of three stores in Florida stores of $21.3 million. Net income contributed by the Leggett Acquisition was $3.1 million in fiscal year 1997.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1996 AND JANUARY 31, 1995

     Revenues. The Belk Companies' revenues remained substantially flat at $1.69 billion in fiscal year 1996 as compared to fiscal year 1995. Adjusting for the impact of the four additional days in fiscal year 1996, comparable store revenues decreased 2.3% and were experienced by most of the geographical regions equally in both the Spring and Fall selling seasons. This decrease was partially offset by an increase in revenues from 24 new, expanded and remodeled stores, net of decreases resulting from 22 closed stores.

     Cost of Goods Sold. Cost of goods sold was constant at $1.2 billion in fiscal year 1996 compared to fiscal year 1995. As a percentage of revenues, cost of goods sold increased from 68.0% in fiscal year 1995 to 68.2% in fiscal year 1996. This increase is attributable to an increase in merchandise costs as a result of increased markdowns, but was partially offset by a decrease in distribution costs.


     Selling, General and Administrative Expenses. As a percentage of revenues, SG&A increased from 26.6% in fiscal year 1995 to 27.6% in fiscal year 1996. SG&A increased 3.3%, or $15.0 million, from $450.4 million in fiscal year 1995 to $465.4 million in fiscal year 1996. This increase was primarily attributable to increased advertising, computer software and credit expense which increased in part due to an increase in Belk proprietary credit card promotions and third party bank card fees. These increases were partially offset by a decrease in non-selling payroll. During fiscal years 1996 and 1995, bad debt expense, net of recovery, associated with the issuance of credit on the Belk proprietary credit card was $5.4 million and $5.3 million, respectively. During fiscal years 1996 and 1995, finance charge income on the outstanding Belk proprietary credit card receivables was $33.0 million and $35.8 million, respectively.



     The Belk Center provides the Belk Companies with accounts receivable management and collection services. Amounts paid by the Belk Companies to the Belk Center for its services during fiscal years 1996 and 1995 were $20.6 and $19.7, respectively.


     Gain on Sale of Property and Equipment. Gain on sale of property and equipment was $5.2 million in fiscal year 1996, as compared to $0.6 million in fiscal year 1995. In fiscal year 1996, a gain on the sale of property and fixtures of two South Carolina stores was recognized in the amount of $5.7 million.

     Net Income. Net income decreased $4.8 million to 2.6% of revenues in fiscal year 1996 compared to 2.9% of revenues in fiscal year 1995. This decrease was primarily attributable to a decrease in income from operations which resulted from an increase of 0.2% and 1.0% in cost of goods sold and SG&A, respectively, as a percentage of revenues.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Belk Companies have historically experienced and expect to continue to experience seasonal fluctuations in their revenues, operating income and net income. The highest revenue period for the Belk Companies is the fourth quarter, which includes the Christmas selling season. A disproportionate amount of the Belk Companies' revenues and a substantial amount of the Belk Companies' operating and net income are realized during the fourth quarter. If for any reason the Belk Companies' revenues were below seasonal norms during the fourth quarter, the Belk Companies' annual results of operations could be adversely affected. The Belk Companies' inventory levels generally reach their highest in anticipation of increased revenues during these months.

     The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

                                                         1995    1996    1997
                                                         ----    ----    ----
First quarter..........................................  21.9%   21.5%   21.6%
Second quarter.........................................  21.8%   22.2%   22.1%
Third quarter..........................................  23.4%   23.4%   23.5%
Fourth quarter.........................................  32.9%   32.9%   32.8%

     The Belk Companies' quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

LIQUIDITY AND CAPITAL RESOURCES

     The Belk Companies' primary sources of liquidity are cash on hand, cash flow from operations, and borrowings under credit facilities.

     During the nine months ended November 1, 1997, net cash provided by operations was $1.2 million, compared to net cash used by operations of $34.7 million during the same period in 1996. Such increase was attributable to an increase in net income (excluding the gain on sale of property and equipment for the nine months ended November 2, 1996) and an increase in accounts payable, offset by an additional investment in inventory.

     In fiscal year 1997, the Belk Companies had sufficient cash flows from operations and their credit facilities to fund their working capital needs, capital expenditures, the Leggett Acquisition and repurchase of common stock. Net cash provided by operations was $117.9 million, $60.4 million, and $67.3 million for the 1995, 1996, and 1997 fiscal years, respectively. In fiscal year 1995, cash flows from operations of $117.9 million included $48.6 million in net income accompanied by an increase of $12.5 million in accounts payable and a decrease of $11.0 million in accounts receivable from customers. The decrease in cash provided from operations in fiscal year 1996 as compared to fiscal year 1995 was attributable to changes in working capital needs, primarily a decrease in accounts payable of $8.2 million combined with an additional investment in inventory of $16.3 million. The increase in cash provided from operations in fiscal year 1997 was attributable to increased net income, which resulted from the sale of property and fixtures and a company that owned a retail mall, offset partially by the increase in accounts receivable from customers. Accounts receivable from customers increased 27.6% from February 3, 1996 to February 1, 1997 resulting in a decrease in cash provided from operations of $32.7 million. The Belk Companies have promoted the Belk proprietary credit card through targeted marketing campaigns and active solicitation efforts on the store sales floor in order to attract new customers and generate additional sales from existing customers to increase the active proprietary credit card account base. While these efforts have been successful in increasing credit card sales volume significantly, cash provided from operations has been negatively impacted.

     Investing activities included capital expenditures, primarily for new, relocated and remodeled stores; purchases and sales of equity investments; purchases and sales of property and equipment related to store openings and closings; and the acquisition of a company that indirectly owned a 50% interest in a retail mall and the Leggett Acquisition. The Belk Companies operated 221, 216 and 250 department stores, respectively, for the 1995, 1996 and 1997 fiscal years. Stores have been strategically opened and closed to allow the Belk Companies to focus on their most productive and profitable markets. New Belk will continue to open new stores in new and existing markets, and to expand and renovate existing store facilities in order to increase revenues and market share.

     Capital expenditures, primarily for new and remodeled stores, amounted to $54.9 million in the nine months ended November 1, 1997 and $53.7 million in the comparable period in 1996. Capital expenditures amounted to $34.3 million, $50.3 million, and $62.4 million for the 1995, 1996 and 1997 fiscal years, respectively. While it is difficult to predict future capital expenditure needs for the Belk Companies, capital expenditures over the next three fiscal years are expected to average between $60 and $90 million per year, excluding any acquisitions.

     Financing activities included repurchases of common stock and payments or additional borrowings on credit facilities. During the fiscal year ended February 1, 1997, the Belk Companies repurchased common stock from several major shareholders for an aggregate of $169.3 million. The repurchases contributed an increase of $108.5 million in credit facilities from fiscal year 1996 to fiscal year 1997. In addition, stockholders' equity decreased from $748.7 million at February 3, 1996, to $672.0 million at February 1, 1997. This decrease of $76.7 million was due primarily to a decrease of $169.3 million resulting from the stock repurchases, offset partially by net income of $101.4 million for the fiscal year ended February 1, 1997.


     The Belk Companies have from time to time purchased stock of Belk Companies from individual shareholders. See "Certain Relationships and Transactions -- Certain Transactions with Management and Business Relationships Between the Belk Companies." Such purchases were made generally to provide a source of liquidity for Existing Belk Stockholders who desired to sell shares of Belk Companies Common Stock.



     New Belk entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of Belk Companies Common Stock of Belk's Department Store of Albemarle, North Carolina, Incorporated, Belk-Simpson Co., of Bainbridge, Ga., Inc., Belk-Simpson Company, Incorporated of Beaufort, South Carolina, Belk's Department Store of Camden, S.C., Incorporated, Belk Department Store of Charleston, S.C., Inc., Belk Brothers Company, Belk Enterprises, Inc., Belk Department Store of Clinton, N.C., Inc., Belk-Simpson Company of Corbin, Kentucky, Incorporated, Belk's Department Store of Dunn, North Carolina, Incorporated, Belk-Simpson Company of Harlan, Kentucky, Incorporated, Belk Department Store of Hickory, N.C., Inc., Belk-Simpson Realty Company and Belk's Department Store of Laurens, South Carolina, Incorporated. In the Hanahan Agreement, New Belk agreed that, at the election of Mrs. Hanahan at any time prior to December 31, 1999, New Belk would purchase all of the shares of New Belk Common Stock received by Mrs. Hanahan in the Reorganization for an aggregate purchase price of $3.85 million. If Mrs. Hanahan elects to require New Belk to purchase her New Belk Common Stock, New Belk expects to fund the purchase of these shares with cash from operations. New Belk has no other plans or agreements in place to purchase New Belk Common Stock following the Reorganization.



     The Belk Companies total indebtedness at November 1, 1997 was $429.9 million, compared to $671.0 million at November 2, 1996. The $429.9 million indebtedness at November 1, 1997 is comprised of $221.3 million of current maturities of long-term debt and short-term borrowings and $208.6 million of long-term debt. Of the $429.9 million of total indebtedness, $378.3 million was variable rate debt based on LIBOR and the secondary 90-day CD rate, and $51.6 million was fixed-rate. The Belk Companies have entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its LIBOR based indebtedness. The amount of indebtedness covered by the interest rate swaps was $125.0 million at November 1, 1997. Subsequent to November 1, 1997, the Belk Companies entered into an additional $50.0 million in interest rate swaps. The amount of indebtedness covered by the interest rate swaps is $175.0 million for 1998, $150.0 million for 1999, $75.0 million for 2000 and 2001, and $50.0 million through 2007.


     During November, 1997, the Belk Companies obtained a $164.0 million credit line from a bank consortium to fund seasonal borrowing requirements. This facility replaced individual seasonal lines with single banks for individual Belk Companies.

     For the fiscal year ending January 31, 1999, New Belk's cash requirements will be for working capital, capital expenditures, technology, reorganization expenses and debt service. Management plans to open four new stores and remodel, expand or relocate nine existing stores in fiscal year 1998, which would add approximately 341,000 additional square feet of selling space, a 2% increase over fiscal year 1997. Management presently anticipates funding these expenditures from operations and credit facilities.

     In addition, New Belk intends to enter into an accounts receivable securitization program whereby it will sell an undivided interest in the Belk proprietary credit card receivables through a special purpose limited liability company. The program will be funded by commercial paper and will initially be limited to $40 million with the potential to reach $250 million by the end of the fiscal year ended January 30, 1999. Net proceeds received under the program will be used to reduce indebtedness.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which is effective for the Belk Companies on January 31, 1998. SFAS No. 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15 and establishes new standards for computing and presenting earnings per share. Application of SFAS No. 128 is not expected to have a significant effect on New Belk.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structure" which establishes standards for disclosing information about an entity's capital structure. Application of SFAS No. 129 is not expected to have a significant effect on New Belk.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For New Belk, this disclosure will consist primarily of changes in the unrealized gains and losses from FAS 115 and will be effective for the first quarter of the fiscal year ending January 30, 1999.

IMPACT OF INFLATION

     While it is difficult to determine the precise effects of inflation, management of BSS does not believe inflation had a material impact on the combined financial statements for the periods presented.


YEAR 2000 ISSUES



     In January 1996, the Belk Companies began converting their computer systems to be Year 2000 compliant (e.g. to recognize the difference between '99 and '00 as one year instead of negative 99 years). At November 1, 1997, approximately 40% of the Belk Companies' systems were compliant, with all systems expected to be compliant by the end of the fiscal year ending January 30, 1999. The total cost of the project is estimated to be $5.5 million and is being funded through operating cash flows. The Belk Companies are expensing all costs associated with these system changes. As of November 1, 1997, $1.8 million had been expensed.


                              BUSINESS OF NEW BELK

BUSINESS OVERVIEW


     The Belk Companies operate the largest privately-owned department store business in the United States, with total revenues of approximately $2.1 billion on a pro forma combined basis for the fiscal year ended February 1, 1997. The Belk Companies and the Surviving Belk Subsidiaries operate 223 retail department stores in 13 states in the southeastern United States. Belk stores sell top national brands of fashion apparel, shoes and accessories for men, women and children, as well as cosmetics, home furnishings, housewares, gifts and other types of merchandise. Belk stores also offer customers exclusive private label brands, such as Andhurst, Heiress, Home Accents, J. Khakis, Kim Rogers, Maryann's Boutique, Meeting Street, Saddlebred, Sweetbriar and 24/Seven. Larger Belk stores include hair salons, restaurants, optical centers and other amenities. Belk stores attempt to provide customers with the convenience of one-stop shopping, with a large merchandise mix and extensive offerings of brands, styles, assortments and sizes.


     Although the Belk Companies operate 48 Belk stores that exceed 100,000 square feet in size, most Belk stores range in size from 50,000 to 80,000 square feet. In addition to department stores, the Belk Companies operate two stores that sell limited selections of cosmetics, hosiery and accessories for women under the "Belk

Express" store name. The Companies also operated several discount outlet centers under the TAGS name. These stores were closed during the fiscal year ended January 31, 1998.

     Most of the Belk stores are anchor tenants in major regional malls and shopping centers, primarily in medium and smaller markets. The Belk stores occupy in the aggregate approximately 17 million square feet of space. Management of the Belk stores is organized into separate and independent regional operating groups, with each group headed by an executive vice president. Each group supervises a number of stores and maintains an administrative office in the market served by the group. Group offices provide overall management and support for the Belk stores in their regions. Support services include merchandising, advertising and sales promotion, human resources, accounting, training, operations and systems support.

     BSS coordinates the Belk stores operations on a company-wide basis by providing services to the Belk Companies and Belk stores such as merchandising, marketing, advertising and sales promotion, human resources, public relations, accounting, store planning, credit operations, legal assistance, distribution and purchasing.

BUSINESS STRATEGY

     New Belk's business strategy will be to increase shareholder value by focusing on increasing sales volume, market share, productivity and operating earnings. Management of New Belk believes that the consolidation of the Belk Companies will also allow New Belk to consolidate and reduce certain operating and administrative expenses. Key elements of New Belk's business strategy include (i) expanding and remodeling existing stores to provide more attractive store environments, (ii) lowering New Belk's cost structure, (iii) reinforcing the Belk stores' position as a fashion leader within their markets, (iv) generating additional sales from existing customers and (v) focusing on customer service to encourage repeat customers.

     Store Expansion and Renovation. New Belk will continue the ongoing program of the Belk Companies to expand and renovate existing store facilities to ensure that all stores provide customers with an exciting shopping environment that is modern, attractive, comfortable and convenient. The Belk Companies have invested approximately $215 million over the past five years in building new stores and expanding and renovating existing stores.

     Lower Cost Structure. The Belk Companies have implemented a plan in recent years to significantly lower their cost structure and improve operational efficiency. This plan has resulted in improved store profitability and has enabled Belk stores to provide more competitive pricing and value to customers. New Belk will continue to implement this plan in the Belk stores. New Belk will also continue to improve profitability by implementing new management information systems and sales support re-engineering programs. Management also believes that the Reorganization will lead to lower administrative costs and other expenses associated with its current organizational structure.

     Fashion Leadership. New Belk intends to capitalize on and expand the dominant position of most of its stores as the leading distributor and provider in its markets of top national "mega-brand" fashion merchandise. New Belk will also seek to maintain high inventory levels of basic and advertised merchandise and to aggressively develop and grow New Belk's private brand business.

     Sales Growth From Existing Customers. Management believes that New Belk can increase the sales and earnings of the Belk Companies by generating additional sales from existing customers. New Belk intends to target top customers who generate significant sales through a new program which provides special benefits to customers who make extensive use of Belk credit programs. New Belk will also seek to grow sales from existing customers by focusing the efforts of Belk associates on increasing the number of units per transaction, approaching customers promptly and recognizing them by name and aggressively promoting the use of Belk credit programs.

     Customer Focus and Customer Service. Management intends to respond aggressively to changing customer shopping and service needs through effective communication with customers and consumer research. New Belk will also seek to maximize customer convenience through effective inventory management that ensures consistently high inventory levels of basic and advertised merchandise, effective store layout, merchandise signage and visual display, and quick and efficient transactions at the point of sale. New Belk will also strive to continue to attract and retain well-qualified associates who provide a high level of friendly, personal service to enhance the customer's shopping experience.

GROWTH STRATEGY

     New Belk intends to open new stores in new and existing markets in order to increase sales, market share and customer loyalty. As the consolidation of the department store industry continues, New Belk will seek out and consider retail acquisitions that offer opportunities and growth into contiguous markets. Management of New Belk believes the greatest opportunities for growth are in existing Belk markets where the Belk name and reputation are well known. Although New Belk will take advantage of opportunities to expand into large markets, New Belk will focus its expansion in medium sized markets, where there is little department store competition, with store units in the 50,000 to 80,000-square-foot size range.

     In determining where to open new stores, New Belk management will evaluate demographic information such as income and education levels, age and occupation, availability of prime real estate locations, existing and potential competitors and the number of Belk stores in the same or contiguous market areas. Management will also analyze store and market sales and income data and seek to identify economies of scale available in advertising, distribution and other expenses as part of its process for determining new store sites and markets for expansion. Using this strategy, the Belk Companies opened five new stores in 1996 with a combined size of more than 214,000 square feet of space. In 1997, the Belk Companies opened five new Belk stores with a combined size of more than 400,000 square feet of space.

     New store locations in 1997 included:

LOCATION                                                      SIZE (IN SQ. FT.)    DATE OF OPENING
--------                                                      -----------------    ----------------
Greensboro, N.C., Friendly Shopping Center..................       140,000         April 9, 1997
Carrollton, Ga., Carrollton Center..........................        70,000         July 30, 1997
Cartersville, Ga., Main Street Shopping Center..............        60,000         July 30, 1997
Prattville, Ala., Premier Place.............................        51,000         August 6, 1997
Easley, S.C., Town and Country Plaza........................        90,000         October 15, 1997


     Eight new Belk stores are scheduled for completion in 1998. They include:



                                         APPROXIMATE
                                           DATE OF
                                          SCHEDULED        EXPECTED SIZE
LOCATION                                 COMPLETION        (IN SQ. FT.)       NEW OR EXISTING MARKET
--------                                -------------    -----------------    ----------------------
Canton, Ga............................  February 1998         60,000                   New
Smithfield, NC........................  February 1998         59,000                 Existing
Suffolk, Va...........................  May 1998              46,000                   New
Cookeville, TN........................  July 1998             60,000                   New
Garner, NC............................  August 1998           46,000                   New
Cayce, SC.............................  August 1998           49,000                   New
Douglas, Ga...........................  October 1998          45,000                 Existing
Simpsonville, SC......................  October 1998          51,000                   New


MERCHANDISING

     Belk stores feature quality name brand and private label merchandise in moderate to upper-middle price ranges, providing fashion, selection and value to customers. The merchandise mix is targeted to middle and upper-income customers shopping for their families and homes, and includes a wide selection of fashion apparel, accessories and shoes for men, women and children, cosmetics, home furnishings, housewares, gift and guild, jewelry, candy and other types of department store merchandise.

     Belk stores offer complete assortments of desirable national brands advertised within the store by attractive store displays. Most Belk stores are the leading sellers in their markets of such top national "mega-brands" as Estee Lauder, Clinique, Lancome, Jones New York, Liz Claiborne, Tommy Hilfiger, Polo Ralph Lauren, Calvin Klein, Pendleton, Lee, Levi, Nike, Reebok, Bali and others. The Belk Companies have enjoyed excellent long-time relationships with many top apparel and cosmetics suppliers and often enter into arrangements to distribute apparel, accessories and cosmetics on an exclusive basis. This enhances the Belk stores' image as a fashion leader and enables Belk stores to offer customers exclusive and original styles that are not generally available in other stores in their markets.


     Belk stores also offer a number of exclusive private label brands which provide customers with merchandise which is comparable in quality and style with national "mega-brands" at substantial savings. Management of New Belk will seek to increase private brand sales because private brand sales typically have higher margins.


     New Belk intends to keep fresh seasonal inventory in stock at stores throughout the year and to maintain inventory levels that provide optimum in-stock positions. Belk stores place special emphasis on maintaining high levels of inventory of advertised and basic items to ensure that consumers may buy the merchandise they want. To maintain adequate inventories of basic merchandise, the Belk Companies have developed an automated inventory system that alerts suppliers when inventories need to be replenished. This system helps ensure that Belk stores can meet customers' basic needs.

     The Belk Companies use state-of-the-art merchandise information systems to assist management in quickly identifying sales trends, managing markdowns and monitoring merchandise mix and inventory levels. The stores also use a uniform product code bar coded scanning system to speed sales transactions and ensure accuracy.

MARKETING


  General. New Belk's primary marketing strategy will involve direct communications with customers through personal contact and the use of multi-faceted advertising, marketing and sales promotion programs. The strategy is expected to encompass extensive mass media print and broadcast advertising, direct mailings to charge customers, comprehensive store visual merchandising and signing, in-store special events (e.g., fashion shows, trunk shows, celebrity and designer appearances) and magazine and billboard advertising. The Belk Companies expense advertising costs as incurred, net of reimbursement by suppliers.



     Major sales promotions and sales events will be planned and implemented throughout the year. New Belk is expected to produce advertising circulars during the year which will be distributed to millions of customers via newspaper inserts or direct mailings, and the cost of many of these mailings is funded in part or in whole by suppliers. New Belk intends to use creative advertising that effectively communicates New Belk's merchandise offerings and fashion image to store customers in a variety of media.


     In addition, the Belk Companies are testing a "one-to-one" relationship marketing program which will enable New Belk to communicate and advertise with customers more effectively based on the customer's individual merchandise needs and shopping preferences. The program will also enable New Belk to target more effectively direct mail sales promotions and communications to charge customers based on market data, shopping patterns and purchasing behavior. The program is expected to substantially reduce the cost and increase the return on direct mail advertising to charge customers. The program is expected to be implemented in all Belk stores beginning in the Spring of 1998.

     New Belk will carefully monitor marketing and sales promotion efforts and media mix to ensure that customers are being reached effectively and efficiently and that stores generate the maximum return possible on their advertising expenditures. Marketing and sales promotions initiatives by the Belk Companies for fiscal year 1997 included the following:

     - implementation of an electronic ad service system that allows stores throughout a market to obtain the latest merchandise advertisements and photos electronically;

     - increased use of direct mail and other targeted marketing vehicles to boost sales of key national "mega-brands;" and

     - implementation of improved visual display standards in all stores with emphasis on the creation of high impact merchandising for key suppliers and merchandise lines.


     Proprietary Credit Card. Management of New Belk believes it can increase sales by generating additional sales from existing Belk charge customers. There were a total of 1.9 million active Belk charge customers in fiscal year 1998, which included 90,000 customers who live outside of existing market areas. Belk credit sales for fiscal year 1998 were 38.6% of total sales, compared to 37.2% for the same period last year.



     New Belk intends to increase the frequency of use of the Belk charge cards by existing Belk charge customers as well as increase the number of new Belk cardholders through targeted marketing campaigns and active solicitation efforts within Belk stores. A new affinity program for top Belk charge customers called "BelkSelects" was introduced in fiscal year 1997 to attract profitable new customers, increase sales from existing customers and increase the active Belk credit card account base. The program offers a number of special benefits and services, such as free deluxe gift wrapping and free basic alterations, to charge customers who have made Belk charge purchases totaling $800 or more in the past 12 months. Approximately 293,000 Belk charge customers qualified for the program initially and received new BelkSelects cards, and an additional 70,000 Belk charge customers have qualified for the program during fiscal year 1998.


BUYING

     The Belk Companies' highly qualified and experienced buyers and merchants carefully monitor the merchandise mix of the Belk stores to maximize sales and profitability. The planning process involves a continuing review of merchandise needs by department and demand center, as well as on an individual store basis. Historically, Belk stores have remained in touch with their customers and markets through their use of a decentralized buying process. The Belk Companies have evolved from individual store buying to a more efficient buying process conducted by group buyers located in regional offices. These buyers work together with corporate buyers at BSS and local store personnel to ensure that each Belk store gets the merchandise needed to meet the needs of local customers.

     The Belk Companies are currently conducting a pilot test of a new merchandise procurement process called Transforming the Merchandise Process ("TMP"). This process is designed to capitalize on the Belk Companies' ability to tailor merchandise assortments to individual store locations and still take advantage of the collective buying clout of over two hundred stores. TMP uses a team approach which brings group buyers and corporate buyers at BSS in each merchandise category together to develop strategies for creating merchandising assortments that generate profitable sales volume.

STORE LOCATIONS AND OPERATIONS


     As of March 2, 1998, the Belk Companies and the Surviving Belk Subsidiaries operated a total of 223 retail stores in the following states:


     Alabama -- 3
     Arkansas -- 2
     Florida -- 17
     Georgia -- 42
     Kentucky -- 4
     Maryland -- 2
     Mississippi -- 1

     North Carolina -- 79


     South Carolina -- 39

     Tennessee -- 3
     Texas -- 2
     Virginia -- 27
     West Virginia -- 2


     Belk stores are located in regional malls (122), strip shopping centers
(92) and as freestanding units (9). Approximately 89% of the gross square feet of the typical Belk store is devoted to selling space to ensure maximum operating efficiencies. A majority of the stores are either new or have undergone renovations within the past ten years. The new and renovated stores feature the latest in retail design, including attractive exteriors and interiors. The interiors are designed to create an exciting, comfortable and convenient shopping environment for customers. They include the latest lighting and merchandise fixturing, as well as quality decorative floor and wall coverings and other special decor. The store layout is designed for ease of shopping and store signing is used to help customers identify and locate merchandise.


     As of March 2, 1998, the Belk Companies owned 66 stores, leased 148 stores under operating leases, and owned 9 stores under ground leases. The typical operating lease has an initial term of between 15 and 20 years, with four renewal periods of five years each, exercisable at the particular Belk Company's option. The typical ground lease has an initial term of 20 years, with four renewal periods of five years each, exercisable at the particular Belk Company's option.


     The Belk Companies also own or lease the following distribution centers, regional group offices and headquarters facilities:

BELK PROPERTY                                                   LOCATION            OWN/LEASE
-------------                                                ---------------        ---------
Hudson Group Office........................................  Raleigh, NC            Lease
Howard Group Office........................................  Fayetteville,          Lease
                                                             NC
Kerr Group Office..........................................  Norcross, GA           Lease
Kuhne/Greiner Group Office.................................  Greenville, SC         Own
Matthews Group Office......................................  Gastonia, NC           Own
Nipper Group Office........................................  Summerville, SC        Own
Pennell Group Office.......................................  Charlotte, NC          Own
Stovall Group Office.......................................  Richmond, VA           Lease
Belk Stores Services -- LakePointe.........................  Charlotte, NC          Own
Howard Group Distribution Center...........................  Fayetteville,          Lease
                                                             NC
Hudson Group Distribution Center...........................  Morrisville, NC        Own
Huffstetler Group Distribution Center......................  Greensboro, NC         Lease
Kuhne/Greiner Group Distribution Center....................  Mauldin, SC            Lease
Nipper Group Distribution Center...........................  Summerville, SC        Lease

SYSTEMS AND TECHNOLOGY

     Management of New Belk believes that investments in technology and information systems are necessary in order to drive sales growth, improve operating efficiency and support its overall business strategy. The Belk Companies now use a number of systems designed to capture information, including a merchandise tracking system, a point of sale system and a data warehouse system that will help buyers improve their merchandise decisions by giving them timely merchandise and sales information. New systems that will be implemented in the future include (i) a merchandise planning system that will help improve the quality of merchandise plans, assortments and inventory timing and flow and
(ii) a price management system that will give buyers and store associates more control over the pricing of merchandise. Management has also implemented a system wide review in order to modify the Belk Companies management information systems and other information systems to recognize all calendar data after December 31, 1999.

NON-RETAIL BUSINESSES

     General. Several of the Belk Companies and the Surviving Belk Subsidiaries (including those that New Belk does not intend to merge into itself after consummation of the Reorganization) do not operate retail department stores, but instead operate business that indirectly or directly support the operations of the retail department stores. The non-retail businesses include (i) real estate operations, (ii) financing operations, (iii) equipment maintenance operations,
(iv) advertising, (v) equipment leasing, (vi) importing and (vii) insurance services. None of the non-retail businesses are material to the Belk Companies' operations as a whole. The financing operations, operated by Belk Finance Company ("Belk Finance"), and the equipment maintenance services, operated by UES, however, are important to the Belk Companies' operations because, absent those services, the Belk Companies would be required to purchase those services from third parties.

     Belk Finance. Belk Finance provides financing services to the Belk Companies and Surviving Belk Subsidiaries by handling cash investments from Belk Companies and providing loans to Belk Companies. Belk Finance, as one of the Belk Companies, will merge with and into New Belk. See "Certain Relationships and Transactions -- Certain Transactions with Management and Business Relationships Between the Belk Companies."

     UES. UES, a wholly owned subsidiary of Belk of Lawrenceville, Va., Inc., provides equipment maintenance services, primarily on cash registers, but also on other equipment. UES provides such services to the Belk Companies pursuant to contracts with BSS. See "Certain Relationships and Transactions -- Certain Transactions with Management and Business Relationships Between the Belk Companies."

     Discount Operations. During the fiscal year ended February 1, 1997 and the fiscal year ended January 31, 1998, The Belk Companies converted certain Belk clearance center stores to discount outlet stores operated under the TAGS name. The TAGS Stores sold irregular, close-out, excess and out-of-season merchandise purchased from third-party vendors. The TAGS Stores were designed to have significantly lower gross margins and lower payroll costs than Belk retail department stores, with check-out counters in the front of the store and fewer sales associates. In October 1997, the Belk Companies announced the closing of the TAGS Stores. The TAGS Stores were closed in December 1997 and the remaining assets are currently undergoing liquidation.

     One of the regional operating groups, located in Gainesville, Florida, also operates three small clearance centers that are used to liquidate merchandise transferred from retail department stores in the regional operating group after the merchandise is no longer saleable in the retail department stores. New Belk will operate these stores after consummation of the Reorganization.

INDUSTRY AND COMPETITION

     The Belk Companies operate retail department stores in the highly competitive and dynamic retail apparel industry. Management of New Belk believes that the principal competitive factors for retail department store operations include merchandise selection, quality, value, customer service and convenience. New Belk believes its stores are strong competitors in all of these areas. New Belk's primary competitors are traditional department stores, mass merchandisers, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms including Federated Department Stores, Inc., The May Department Stores Company, Dillard's, Inc., Proffitt's, Inc., J.C. Penney Company, Inc., Wal Mart Stores, Inc. and Sears, Roebuck & Co.

TRADEMARKS AND SERVICE MARKS


     BSS owns all of the principal trademarks and service marks now used by the Belk Companies in their businesses, including "Belk" and "All for You." These marks are registered with the United States Patent and Trademark Office. The term of each of these registrations is generally ten years, and they are generally renewable indefinitely for additional ten year periods so long as they are in use at the time of renewal. Most of the trademarks, trade names and service marks employed by the Belk Companies in their businesses are used in the Belk Companies' private label program. New Belk intends to vigorously protect its trademarks and service marks and initiate appropriate legal action whenever necessary.


EMPLOYEES


     As of January 31, 1998, the Belk Companies had approximately 22,000 full-time and part-time employees. Because of the seasonal nature of the retail business, the number of employees is highest during the holiday shopping period in November and December. The Belk Companies as a whole consider their relations with employees to be good. None of the employees of the Belk Companies is represented by unions or subject to collective bargaining agreements.

LEGAL PROCEEDINGS

     The Belk Companies are engaged in various legal actions which are incidental to their business. Management of New Belk believes that none of the various actions and proceedings involving the Belk Companies will have a material adverse effect on New Belk's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS

     Upon consummation of the Reorganization, the New Belk Board will consist of ten members. Pursuant to the New Belk Certificate, the New Belk Board will be divided into three classes as nearly equal in number as possible, with staggered three year terms. Prior to the annual meeting of New Belk Stockholders in 1998, the New Belk Board will nominate persons for election as Class I, Class II and Class III directors, with Class I directors to serve a one-year term that will expire at the annual meeting of New Belk Stockholders in 1999, Class II directors to serve a two-year term that will expire at the annual meeting of New Belk Stockholders in 2000 and Class III directors to serve a three-year term that will expire at the annual meeting of New Belk Stockholders in 2001. At the expiration of the term of office of each class of directors elected at the annual meeting of New Belk Stockholders in 1998, the nominees for election as directors within each class will be elected for a three-year term.

     Set forth below is information with respect to the directors of New Belk. The following table sets forth information as to the persons who are expected to serve as directors of New Belk following the Reorganization until the annual meeting of New Belk Stockholders in 1998.


NAME                          AGE                            POSITION
----                          ---                            --------
John M. Belk................  77     Chairman of the Board and Chief Executive Officer
Sarah Belk Gambrell.........  79     Director
Thomas M. Belk, Jr..........  42     Director, President
H. W. McKay Belk............  41     Director, President
John R. Belk................  39     Director, President
David B. Cannon.............  60     Director
J. Kirk Glenn, Jr...........  55     Director
Karl G. Hudson, Jr..........  78     Director
John A. Kuhne...............  54     Director
B. Frank Matthews, II.......  70     Director, Executive Vice President


     John M Belk. Mr. Belk is Chairman of the Board of BSS and most of the Belk Companies. Mr. Belk has been Chief Executive Officer of BSS and most of the Belk Companies for more than forty years. Mr. Belk was Mayor of the City of Charlotte from June 1969 until December 1977. Mr. Belk is a Director emeritus of Wachovia Corporation and Quantum Chemical Corporation and serves on the Boards of Directors of Lowe's Companies, Coca-Cola Bottling Co. Consolidated, Inc. and PMC, Inc. and has served on the Board of Directors of Chaparral Steel Company. He is a past Chairman of the National Retail Federation. He is on the Board of Trustees of Union Theological Seminary, the Board of Visitors of the University of North Carolina at Charlotte, the North Carolina Council on Management and Development and the Business Partnership Foundation of the University of South Carolina, Columbia. Mr. Belk is the brother of Sarah Belk Gambrell and the uncle of Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk.

     Sarah Belk Gambrell. Mrs. Gambrell serves as a director of many the Belk Companies and has served as Vice Chairman and President of various Belk Companies for many years. She has served as Trustee of the Presbyterian School of Christian Education in Richmond, Virginia, Princeton Theological Seminary, Warren Wilson College and Johnson C. Smith University. She is a member of the Board of Visitors of the UNC Cancer Center at Chapel Hill, North Carolina, and she serves on the Boards of the North Carolina Community Foundation, Inc, the Foundation for Good Business, the Florence Crittenton Home, the Queens College Friends of Music, the Parkinson's Disease Foundation in New York City, the Parkinson's Association of Mecklenburg County, North Carolina and the National Board of the YWCA. Mrs. Gambrell is the sister of John M. Belk and the aunt of Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk.

     Thomas M. Belk, Jr. Mr. Belk has been Vice Chairman of BSS and President of most of the Belk Companies since March 1997. Mr. Belk also serves on the Boards of Directors of most of the Belk Companies. Mr. Belk has been employed in the Belk retail organization since 1981. From February 1991 to February 1992, Mr. Belk was employed by BSS as Vice President, Real Estate and Store Planning. From February 1992 to March 1997, Mr. Belk was employed by BSS as Senior Vice President -- Human Resources and Operations, Long Range Planning. Mr. Belk serves on the Boards of Advisors of the Wachovia Bank, N.A., Kenan Flagler Business School at UNC-Chapel Hill and the University of North Carolina at Charlotte Foundation. He serves on the Boards of Directors of the Mecklenburg County Council of Boy Scouts of America, the Charlotte Metropolitan YMCA, Charlotte Country Day School, American Humanics, Inc., Research Triangle Foundation of North Carolina, Presbyterian Hospital Foundation and Foundation for the Carolinas. Mr. Belk is the brother of H.W. McKay Belk and John R. Belk and the nephew of John M. Belk and Sarah Belk Gambrell.

     H.W. McKay Belk. Mr. Belk has been Vice Chairman of most of the Belk Companies and President and Chief Merchandising Officer of BSS since March 1997. Mr. Belk has been employed in the Belk retail organization since June 1979. From January 1992 to September 1995, he was employed by BSS as Senior Vice President, Merchandising. From September 1995 to March 1997, Mr. Belk was employed by BSS as President, Merchandising and Sales Promotion. Mr. Belk is Vice Chairman of many of the Belk Companies. Mr. Belk serves on the Boards of Directors of Charlotte Chamber of Commerce, Coca-Cola Consolidated Bottling Co. and the Charlotte Latin School. Mr. Belk also serves as a member of the Boards of Central Charlotte YMCA, Crossnore Schools and the Leighton Ford Ministries. Mr. Belk is the brother of Thomas M. Belk, Jr. and John R. Belk and the nephew of John M. Belk and Sarah Belk Gambrell.

     John R. Belk. Mr. Belk has been Vice Chairman of most of the Belk Companies and President and Chief Operating Officer of BSS since March 1997. Mr. Belk has been employed in the Belk retail organization since 1986. From February 1992 to March 1993, he was Senior Vice President, Systems and Control. From March 1993 to March 1997, Mr. Belk was employed by BSS as Senior Vice President, Operations. Mr. Belk serves on the Boards of Directors of Alltel Corporation, First Union National Bank, N.A., Ruddick Corporation and Presbyterian Health Services Corp. He also serves on the Boards of Central YMCA, St. Andrews Presbyterian College and United Way of Central Carolinas. Mr. Belk is the brother of Thomas M. Belk, Jr. and H.W. McKay Belk and the nephew of John M. Belk and Sarah Belk Gambrell.

     David B. Cannon. Mr. Cannon has been employed in the Belk store organization since 1960 and has served as a director of a number of the Belk Companies. Mr. Cannon has served as Vice President and Manager of Belk Department Store of Gaffney, South Carolina, Incorporated since 1968. He is a past President of the Cherokee County Chamber of Commerce.

     J. Kirk Glenn, Jr. Mr. Glenn has served on the Boards of Directors of a number of the Belk Companies since 1986 and on the Board of Directors of BSS since 1996. Mr. Glenn is the Chairman and Manager of Quality Oil Company, LLC and is a Director of Reliable Tank Line, Limited Partnership in Winston-Salem, North Carolina. He also serves on the Boards of Directors of Crisis Control Ministry, Special Children's School, Village Tavern, Inc. and Winston-Salem Business, Inc. Mr. Glenn is on the Forsyth County Advisory Board of Wachovia Bank, N.A.

     Karl G. Hudson, Jr. Mr. Hudson was employed in the Belk store organization from 1933 until his retirement in 1989. During that time, he served in many positions in the organization, including Executive Vice President and Supervising Partner and as a director of the Hudson-Belk Company from 1972 until 1989. He also served as Executive Vice President and Supervising Partner and as a director of the Belk-Hudson group of stores in Alabama and Mississippi from 1974 until 1989. Mr. Hudson has also served as a director of a number of the Belk Companies and on numerous management committees of BSS. Mr. Hudson has served as a member of the Boards of Directors of Carolina Power & Light Company, the Durham Corporation and First Corp. He has also served on the Boards of Davidson College, St. Andrews College, Peace College and Union Theological Seminary, the Downtown Raleigh Development Corp., the United Fund and the Raleigh Merchant's Bureau.

     John A. Kuhne. Mr. Kuhne serves as President and as a director of a number of the Belk Companies, including Belk-Simpson. Mr. Kuhne has served as the President of Belk-Simpson since 1983. He is currently

Vice-Chairman of the Board of Directors of Summit Financial Corporation and is a past trustee of Presbyterian College and Furman University.

     B. Frank Matthews, II. Mr. Matthews has been employed by the Belk store organization since 1937, and has served as Executive Vice President and Supervising Partner of the Belk-Matthews group since 1971. Mr. Matthews has served on numerous committees of BSS, and he currently serves as Chairman of the Employee Benefits Committee of the Board of Directors of BSS. Mr. Matthews has served as Chairman of the Board of Directors and director of the Gastonia Federal Savings & Loan Association, director of the Public Service Co. of North Carolina, Inc., President of the Garrison Foundation, Inc. and a member of the Board of Trustees of Myers-Ti-Caro Foundation, Inc. Mr. Matthews has also served as president of the Gastonia Downtown Development Corporation, the Gaston County United Way and the Gastonia Merchant's Association. He has been a director of the Gastonia Chamber of Commerce, the Gastonia YMCA, the Gastonia Industrial Diversification Commission, the Gastonia Kiwanis Club, Davidson College and Chatham Hall.

COMMITTEES OF THE NEW BELK BOARD OF DIRECTORS


     Executive Committee. Promptly following the Reorganization, the New Belk Board will establish an Executive Committee. The Executive Committee is expected to be composed of Messrs. John M. Belk, Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk and is expected to act in circumstances where it is not feasible or is impractical to obtain full Board action or as otherwise directed by the New Belk Board. The Executive Committee will possess all of the powers of the New Belk Board, except the power to authorize the issuance of stock, approve mergers, declare dividends and certain other powers specifically reserved under the Delaware General Corporation Law ("DGCL") to the New Belk Board.


     Audit Committee. Promptly following the Reorganization, the New Belk Board will establish an Audit Committee. The Audit Committee is expected to be composed of Messrs. Karl G. Hudson, Jr., B. Frank Matthews, II, J. Kirk Glenn, Jr., John A. Kuhne and John R. Belk. The Audit Committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of New Belk's internal accounting controls.

COMPENSATION OF DIRECTORS

     New Belk intends to pay its directors fees for their services as directors. Directors are expected to receive annual compensation of $20,000, a meeting fee of $1,000 for each Board of Directors meeting attended and reimbursement of expenses incurred in attending meetings.

DIRECTORS AND OFFICERS INSURANCE

     New Belk intends to obtain a directors and officers liability insurance policy with coverage of $3 million per loss and an aggregate limit of $3 million for all losses within each one year policy period with a $250,000 retention. The directors and officers liability insurance will insure (i) the officers and directors of New Belk against any claim arising out of an alleged wrongful act by such persons while acting as directors and officers of New Belk and (ii) New Belk to the extent that it has indemnified the directors and officers for such loss.

EXECUTIVE OFFICERS


     Set forth below are the names and titles of certain of the persons who, in addition to those directors who are also expected to serve as executive officers of New Belk identified under "-- Directors," are expected to serve as executive officers of New Belk following the Reorganization.


NAME                          AGE                             OFFICE
----                          ---                             ------
James M. Berry..............  67     Executive Vice President, Finance
Ralph A. Pitts..............  44     Executive Vice President, General Counsel
Fred W. Asher...............  57     Executive Vice President, Systems
William L. Wilson...........  50     Executive Vice President, Real Estate and Store Planning
Bill R. Walton..............  49     Senior Vice President, Treasurer and Controller

     James M. Berry. Mr. Berry will serve as Executive Vice President, Finance of New Belk. Mr. Berry has been Executive Vice President, Finance of BSS since 1995. From 1992 to 1995, he was retired. From 1988 to 1992, Mr. Berry was Vice Chairman for NationsBank, Texas, NA, a banking company. Mr. Berry currently serves as a member of the Board of Directors of NationsBank Houston (Vice-Chairman), NationsBank, Texas, N.A., Williams-Sonoma Corporation, Houston Casualty Company, The Museum of Fine Arts, The Houston Museum of National Science, Central Houston, Inc., the Metropolitan Board of the YMCA of the Greater Houston Area, The Greater Houston Partnership and Junior Achievement of Southeast Texas.

     Ralph A. Pitts. Mr. Pitts will serve as Executive Vice President and General Counsel for New Belk. Mr. Pitts has been General Counsel of BSS since 1995. From 1985 to 1995, he was a partner in the law firm of King & Spalding in Atlanta, Georgia.

     Fred W. Asher. Mr. Asher will serve as Executive Vice President, Systems of New Belk. Mr. Asher has been Executive Vice President, Systems of BSS since 1995. From 1990 to 1995, he was Vice President and Chief Information Officer, Management Information Systems for Dayton Hudson Corporation, a large department store retailer located in the midwest.

     William L. Wilson. Mr. Wilson will serve as Executive Vice President, Real Estate and Store Planning for New Belk. Mr. Wilson has been Executive Vice President, Real Estate of BSS since 1992. From 1989 to 1992, he was Senior Vice President, Real Estate for BSS.

     Bill R. Walton. Mr. Walton will serve as Senior Vice President, Treasurer and Controller of New Belk. Mr. Walton has been the Senior Vice President and Controller of BSS since 1992. He also became the Treasurer of BSS in 1997. From 1987 to 1992, he was the Vice President and Controller for BSS. Mr. Walton is a Certified Public Accountant.

EXECUTIVE COMPENSATION


     The following table sets forth certain summary information with respect to the compensation that was paid in fiscal year 1998 by BSS to Mr. John M. Belk and the four other persons who were the most highly compensated executive officers of New Belk at the end of fiscal year 1998 and whose annual salary and bonus compensation for fiscal year 1998 exceeded $100,000 (collectively, the "Named Executive Officers"):


                           SUMMARY COMPENSATION TABLE


                                                    ANNUAL COMPENSATION(2)(3)
                                                 -------------------------------
                                                 FISCAL                              ALL OTHER
NAME AND PRINCIPAL POSITION(1)                   YEAR(4)     SALARY      BONUS      COMPENSATION
------------------------------                   -------    --------    --------    ------------
John M. Belk, Chairman.........................   1998      $500,000    $180,000      $165,092(5)
Ralph A. Pitts, Executive Vice President and
  General Counsel..............................   1998       387,000      50,000        11,250(6)
Thomas M. Belk, Jr., President.................   1998       350,000     125,000        10,578(6)
H.W. McKay Belk, President.....................   1998       350,000     125,000        10,578(6)
John R. Belk, President........................   1998       350,000     125,000        10,578(6)


---------------

(1) The principal position given for each of the Named Executive Officers is the principal position held as of January 31, 1998 at BSS.


(2) All amounts reflect compensation paid by BSS unless otherwise indicated.

(3) Does not include retirement benefits under the Supplemental Pension Plan (as defined herein) or the Pension Plan (as defined herein) (except for payments to John M. Belk). See "-- Supplemental Pension Plan" and "-- Pension Plan."


(4) Fiscal year 1998 is the year ended January 31, 1998.



(5) Reflects (i) the value of insurance premiums paid by certain of the Belk Companies in the amount of $20,000 with respect to a split-dollar life insurance policy for the benefit of Mr. John M. Belk and his wife, Mrs. Claudia W. Belk, (ii) $8,773 of benefits paid by BSS under the Belk Profit Sharing Plan (as defined herein), (iii) $36,982 of benefits paid by BSS under the Pension Plan (as defined herein) and (iv) $99,337 of above-market interest earned by Mr. Belk in fiscal year 1998 on compensation deferred in prior fiscal years pursuant to the Deferred Compensation Plan (as defined herein).



(6) Reflects benefits paid by BSS under the Belk Profit Sharing Plan. See "-- Belk Profit Sharing Plan."


PENSION PLAN


     BSS maintains a pension plan (the "Pension Plan") which covers substantially all of the employees of BSS and the Belk Companies. Benefits are based primarily on years of service and the employees' compensation, subject to limitations under the Code. The compensation covered by the Pension Plan for an employee will be an amount equal to (a) the total cash compensation paid to such employee by his employer through his payroll account during the plan year and reported on his Form W-2; plus (b) all elective pre-tax contributions made for him under any defined contribution plan sponsored by his employer; plus (c) all pre-tax medical premiums paid on his behalf under Section 125 of the Code; and excluding (d) all taxable fringe benefits reported on his Form W-2. BSS' policy is to fund the plan to satisfy the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, an employee is entitled upon retirement to annual payments for each year of service in accordance with a set formula comprised of both a basic benefit (specified dollar amount) and a supplemental benefit. Current annual payments of $36,982 are made to Mr. John M. Belk and the estimated benefits payable upon retirement at normal retirement age for each other Named Executive Officer as of January 31, 1998 are $57,392, $66,088, $66,670 and $67,650 for Messrs. Ralph A. Pitts, Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk, respectively.

SUPPLEMENTAL PENSION PLAN

     BSS maintains a supplemental executive retirement plan (the "Supplemental Pension Plan") which covers a select group of management and highly compensated employees (the "Covered Employees"). The following table sets forth estimated annual benefits payable upon retirement with regard to the Supplemental Plan.

                                                        YEARS OF SERVICE(1)
                                      --------------------------------------------------------
REMUNERATION(2)                          15          20          25          30          35
---------------                       --------    --------    --------    --------    --------
$300,000............................  $ 75,000    $112,500    $150,000    $187,500    $225,000
 350,000............................    87,500     131,250     175,000     218,750     262,500
 400,000............................   100,000     150,000     200,000     250,000     300,000
 500,000............................   125,000     187,500     250,000     315,800     375,000
 600,000............................   150,000     225,000     300,000     375,000     450,000
 750,000............................   187,500     281,250     375,000     468,750     562,500

---------------
(1) Mr. John M. Belk has the maximum of 35 credited years of service; Mr. Ralph Pitts has an estimated two credited years of service; Mr. Thomas M. Belk, Jr. has an estimated 17 credited years of service; Mr. H.W. McKay Belk has an estimated 19 credited years of services; and Mr. John R. Belk has an estimated 13 credited years of service.

(2) The compensation covered by the Supplemental Pension Plan incudes base salary and any bonus received. For each of the Named Executive Officers, the current compensation covered by the Supplemental Pension Plan does not differ by more than 10% from the amount listed in the "Salary" column of the Summary Compensation table.

     The Supplemental Pension Plan is maintained primarily for the purpose of providing supplemental retirement benefits for the Covered Employees. The Covered Employees have a nonforfeitable right to receive a supplemental pension upon five years of service in the covered position. Generally, the amount of the supplemental pension to which a Covered Employee is entitled is an annual amount computed in the form of a single life annuity equal to 2.5% of his Average Final Earnings for each year of service (in excess of five) up to a maximum of 35 years, reduced by any amounts received due to the Pension Plan and Primary Social Security Benefits. "Average Final Earnings" for purposes of the Supplemental Pension Plan is the average of the Covered Employee's salary for the highest five years of the last ten years of credited service.

BELK PROFIT SHARING PLAN

     BSS maintained a profit sharing plan until December 31, 1997, when it was terminated and its participants' account balances were transferred to a 401(k) savings plan (the "Belk 401(k) Savings Plan" or "Plan"), which was adopted by BSS as of January 1, 1998. The former profit sharing plan and the Belk 401(k) Savings Plan are substantially identical with respect to participation, vesting and benefits. All employees of BSS (including officers and directors who are employees) may participate in the Plan after one year of service (1,000 hours) with any of the Belk Companies. Participating employees may make pre-tax and after-tax contributions, subject to limitations under the Code, of a percentage (not to exceed 10%) of their total compensation and such amounts (and the earnings thereon) are fully vested at all times. As part of the Plan, BSS makes contributions of (a) 1 1/2% of annual compensation towards a "Fully Vested Employer Contributions Account," which contributions are fully vested (including the earnings thereon); and (b) 100% "matching" of participating employees' contributions, up to 6% of annual compensation towards a "Basic Employer Contributions Account," which contributions become fully vested after five years of service (including the earnings thereon) or upon the employee's death, total disability or retirement.

DEFERRED COMPENSATION PLAN

     The Belk Companies maintain a deferred compensation plan (the "Deferred Compensation Plan") which is administered by BSS. Members of senior management of the Belk Companies whose annual compensation from the Belk Company that employs them exceeds $80,000 may participate in the Deferred Compensation Plan. Participants in the Deferred Compensation Plan may elect to defer a portion of their regular compensation subject to certain limitations prescribed by the Deferred Compensation Plan. Eligible employees may enroll in the Deferred Compensation Plan every four years. The Belk Company that employs the participant is required to pay interest on the participant's deferred compensation at various rates between 9% and 15% per annum. Each participant defines the repayment schedule for deferred amounts and earnings thereon. No portion of the compensation paid to or earned by any of the Named Executive Officers during fiscal year 1998 was deferred pursuant to the Deferred Compensation Plan.


LIMITATION OF LIABILITY AND INDEMNIFICATION

     New Belk's officers and directors will be indemnified against certain liabilities under the DGCL, the New Belk Certificate, the New Belk Bylaws and certain indemnification agreements to be entered into with New Belk. The New Belk Certificate requires New Belk to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Delaware. As permitted by the DGCL, the New Belk Certificate provides that a director will not be personally liable for monetary damages resulting from breaches of his fiduciary duty (except that the New Belk Certificate does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit).

     New Belk believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

GENERAL

     The Belk Companies have historically been managed as a private family business owned primarily by members of the Belk family and local partner families and, as such, members of the Belk family and other members of management and their affiliates have entered into various transactions during the last three fiscal years with various Belk Companies and Surviving Belk Subsidiaries. In addition, various Belk Companies and Surviving Belk Subsidiaries have entered into transactions during the last three fiscal years in the ordinary course of business with various other Belk Companies. New Belk believes that all such transactions were on terms no less favorable to the Belk Companies and Surviving Belk Subsidiaries than terms available from unrelated parties for comparable transactions. Mr. John M. Belk and his immediate family collectively beneficially own, directly and indirectly, over 10% of each of the Belk Companies and Surviving Belk Subsidiaries that are parties to the transactions described below.

CERTAIN TRANSACTIONS WITH MANAGEMENT AND BUSINESS RELATIONSHIPS BETWEEN THE BELK COMPANIES


     Hudson-Belk Company is a party to a Lease Agreement dated March 13, 1969 with PMC, Inc. ("PMC"), pursuant to which PMC leased to Hudson-Belk Company the building which was used by Hudson-Belk Company as the site of the Belk store in Smithfield, North Carolina (the "PMC Lease"). The PMC Lease expired in January 1998. Total rent paid by Hudson-Belk Company in calendar years 1995, 1996 and 1997 was $143,112, $147,307 and $155,853, respectively. Hudson-Belk Company agreed in December 1997 to extend the PMC Lease until March 31, 1998. Pursuant to this extension, Hudson-Belk Company has paid PMC a total of approximately $16,994. Mr. Karl G. Hudson, Jr. and his immediate family beneficially own approximately 12% of the voting stock of PMC. Mr. Hudson serves as a director of PMC and is expected to serve as a member of the Board of Directors of New Belk. Mr. John M. Belk also serves as a director of PMC and owns approximately 1.5% of the voting stock of PMC. Mr. Belk is expected to serve as Chairman of the New Belk Board and as an executive officer of New Belk.



     UES, a wholly-owned subsidiary of Belk of Lawrenceville, Va., Inc., is a party to certain contracts (the "UES Contracts") with BSS and the Belk Companies, pursuant to which UES provides equipment maintenance services on cash registers and other equipment for the Belk Companies. The UES Contracts are of varying terms, but are generally renewable on an annual basis. The aggregate amounts paid by BSS and the Belk Companies to UES during fiscal years 1996, 1997 and 1998 were $2,397,000, $2,356,000 and $2,350,000, respectively, and the aggregate amount expected to be paid by BSS and the Belk Companies to UES during fiscal year 1999 is $2,100,000.



     Belk Center provides accounts receivable management and collection services to the Belk Companies. Each Belk Company receiving such services pays Belk Center transaction fees to reimburse Belk Center for the costs that it incurs in providing such services. The aggregate amounts paid by the Belk Companies to Belk Center during fiscal years 1996, 1997 and 1998 were $20.6 million, $19.9 million and $19.9 million, respectively, and the aggregate amount expected to be paid by the Belk Companies to Belk Center during fiscal year 1999 is $20.9 million.



     Belk International is a North Carolina nonprofit corporation whose members are the Belk Companies. Belk International imports merchandise from non-U.S. sources for the Belk Companies. Belk International charges the Belk Companies prices for such merchandise that include only the direct costs incurred by Belk International to acquire such merchandise and an allocated portion of the administrative costs incurred by Belk International in acquiring such merchandise and selling it to the Belk Companies. The aggregate amounts paid by the Belk Companies to Belk International during fiscal years 1996, 1997 and 1998 were $18.8 million, $16.7 million and $11.5 million, respectively, and the aggregate amount expected to be paid by the Belk Companies to Belk International during fiscal year 1999 is $24.2 million.


     BSS is a North Carolina corporation whose shareholders are Belk Companies. BSS provides various administrative services to the Belk Companies, including accounts payable and payroll services, merchandise buying, sales promotion, real estate management, store planning, employee benefits, training, loss prevention and management information services and legal, tax and accounting services. Each Belk Company pays BSS annually a pro rata portion of the budgeted operating expenses of BSS for each fiscal year based upon each Belk Company's sales as a percentage of total sales of all of the Belk Companies for the twelve-month period ending prior to the approval of the BSS annual budget. BSS also charges each Belk Company a transaction fee for certain types of transactions, such as accounts payable, payroll and management information services, and is reimbursed by the Belk Companies for certain out-of-pocket expenses incurred by BSS on their behalf. The aggregate amounts paid by the Belk Companies to BSS during fiscal years 1996, 1997 and 1998 were $76.9 million, $71.6 million and $76.0 million, respectively, and the aggregate amount expected to be paid by the Belk Companies to BSS during fiscal year 1999 is $75.7 million (excluding the Reorganization Expenses).


     Within the past three fiscal years, a number of the Belk Companies have made loans to other Belk Companies (collectively, the "Intercompany Loans") and have guaranteed loans made by third party lenders to other Belk Companies (collectively, the "Guaranteed Loans"). The Intercompany Loans generally bear interest at 30 day LIBOR plus approximately 70 basis points and are due on demand. The proceeds of the Intercompany Loans have been used generally to finance working capital needs and to pay other operating expenses of the Belk Companies. The Guaranteed Loans bear interest at rates ranging from 30 to 90 day LIBOR plus 80 to 180 basis points and mature at times ranging from three to seven years. The proceeds of the Guaranteed Loans have been used to refinance existing debt, purchase stock in other Belk Companies and for capital improvements. The aggregate principal amount of Intercompany Loans outstanding as of November 1, 1997 was approximately $141 million. The aggregate principal amount of Guaranteed Loans outstanding at November 1, 1997 was approximately $153 million.

     On November 21, 1996, Sarah Belk Gambrell sold an aggregate of 3,610.33 shares of common stock of the corporations that owned and operated the 42 Leggett stores acquired in the Leggett Acquisition to Belk of Virginia, Inc. ("Belk of Virginia"). Mrs. Gambrell received an aggregate of approximately $3.2 million from Belk of Virginia in exchange for such shares. Mrs. Gambrell is expected to serve as a member of the New Belk Board.

     On November 21, 1996, the immediate family of Thomas M. Belk, Jr. sold an aggregate of 1,009 shares of common stock of the corporations that owned and operated the 42 Leggett stores acquired in the Leggett Acquisition to Belk of Virginia. Mr. Belk and his immediate family received an aggregate of approximately $982,000 in exchange for such shares. Mr. Belk is expected to serve as a member of the New Belk Board and as an executive officer of New Belk.

     On November 21, 1996, the immediate family of H.W. McKay Belk sold an aggregate of 1,104 shares of common stock of the corporations that owned and operated the 42 Leggett stores acquired in the Leggett Acquisition to Belk of Virginia. Mr. Belk and his immediate family received an aggregate of approximately $999,000 in exchange for such shares. Mr. Belk is expected to serve as a member of the New Belk Board and as an executive officer of New Belk.

     On November 21, 1996, John R. Belk and his immediate family sold an aggregate of 878 shares of common stock of the corporations that owned and operated the 42 Leggett stores acquired in the Leggett Acquisition to Belk of Virginia. Mr. Belk and his immediate family received an aggregate of approximately $838,000 in exchange for such shares. Mr. Belk is expected to serve as a member of the New Belk Board and as an executive officer of New Belk.

     Within the last three fiscal years, the Belk Companies have from time to time purchased stock of other Belk Companies from individual shareholders. Such purchases were made generally to provide a source of liquidity for Existing Belk Shareholders who desired to sell shares of Belk Companies Common Stock. All of such equity interests of the Belk Companies in other Belk Companies (other than shares of common stock owned in any of the Belk Companies by Belk-Simpson) will be canceled in the Reorganization.

     Within the last three fiscal years, certain Belk Companies have from time to time merged with other Belk Companies. Such mergers were accomplished in order to consolidate the Belk store organization's market share in certain markets, enable Belk Companies that otherwise would not be able to maintain store operations because of their financial condition to do so and enable Belk Companies to consolidate capital in order to renovate existing stores or enter new markets, among other reasons.

INDEBTEDNESS OF MANAGEMENT


     Belk Finance Company agreed to purchase loans made by Wachovia Bank, N.A. on April 23, 1996 to Mr. Thomas M. Belk, Jr. (the "Tim Belk Loan") and by NationsBank, N.A. on April 19, 1996 to Mr. H.W. McKay Belk (the "McKay Belk Loan"), both in the amount of $800,000 from such banks in the event of default on such loans. Both the Tim Belk Loan and the McKay Belk Loan were made to finance the acquisition by Mr. Thomas M. Belk, Jr. and Mr. H.W. McKay Belk of stock in various Belk Companies. Each Loan bears interest at the prime rate as established by the Federal Reserve Bank, less 0.5% per annum, payable quarterly, and matures on May 1, 1998. On November 1, 1997, the McKay Belk Loan was outstanding in the principal amount of $197,166. The Tim Belk Loan was repaid in full as of December 18, 1997 and Belk Finance Company was released from its repurchase obligation in connection with such repayment. Mr. Thomas M. Belk, Jr. and Mr. H.W. McKay Belk currently serve as members of the Boards of Directors and as executive officers of most of the Belk Companies and are expected to serve as members of the New Belk Board and as executive officers of New Belk.


     Belk Finance Company agreed to purchase a loan made by Wachovia Bank, N.A. on August 1, 1997 to Brothers Investment Company (the "Brothers Investment Loan") in the amount of $5 million from such bank in the event of a default on such loan. The Brothers Investment Loan was made to refinance accumulated debt of Brothers Investment Company. The Brothers Investment Loan bears interest at the prime rate as established by the Federal Reserve Bank, less 0.5% per annum, payable quarterly, and matures on August 1, 1998. On November 1, 1997, the Brothers Investment Loan was outstanding in the principal amount of $5 million. John M. Belk, who currently serves as Chairman of the Board of all of the Belk Companies and is expected to serve as Chairman of the New Belk Board and as an executive officer of New Belk, owns 50% of Brothers Investment Company and is a director of Brothers Investment Company. The estate of Thomas M. Belk, of which John M. Belk is a co-executor, owns the remaining 50% of Brothers Investment Company.

                               SECURITY OWNERSHIP


     Security Ownership of New Belk. The following table sets forth, based on the number of shares of Belk Companies' Common Stock beneficially owned as of December 31, 1997, and the number of shares of New Belk Class A Common Stock expected to be outstanding after consummation of the Reorganization, the beneficial ownership of New Belk Class A Common Stock, by (i) each person who is expected to be the beneficial owner of more than 5% of the New Belk Class A Common Stock; (ii) the Chief Executive Officer of New Belk and the other Named Executive Officers; (iii) each director of New Belk; and (iv) all executive officers and directors of New Belk as a group.



                                                                BENEFICIAL OWNERSHIP
                                         -------------------------------------------------------------------
                                           SHARES OF NEW BELK CLASS A      PERCENT OF TOTAL NEW BELK CLASS A
                                         COMMON STOCK BENEFICIALLY OWNED       COMMON STOCK OUTSTANDING
BENEFICIAL OWNERS                           AFTER THE REORGANIZATION          AFTER THE REORGANIZATION(1)
-----------------                        -------------------------------   ---------------------------------
John M. Belk(2)(3)(4)(5)(6)(7)(8)(9)...            18,383,653                            30.8%
(Director and Executive Officer)
Thomas M. Belk, Jr.(3)(6)(7)(10).......             7,213,605                            12.1%
(Director and Executive Officer)
H. W. McKay Belk(3)(6)(7)(11)..........             6,984,133                            11.7%
(Director and Executive Officer)
John R. Belk(3)(6)(7)(12)..............             6,985,397                            11.7%
(Director and Executive Officer)
Sarah Belk Gambrell(8)(9)..............            11,784,023                            19.7%
(Director)
David Belk Cannon(17)..................             2,537,354                             4.2%
(Director)
James K. Glenn, Jr.(15)(16)............             2,642,469                             4.4%
(Director)
Karl G. Hudson, Jr.....................                 5,451                                *
(Director)
B. Frank Matthews, II(18)(19)(20)......               554,556                                *
(Director)
John A. Kuhne(21)......................               311,636                                *
(Director)
James M. Berry.........................                     0                                *
(Executive Officer)
Ralph A. Pitts.........................                     0                                *
(Executive Officer)
Fred W. Asher..........................                     0                                *
(Executive Officer)
William L. Wilson......................                     0                                *
(Executive Officer)
Bill R. Walton.........................                     0                                *
(Executive Officer)
Leroy Robinson(3)(6)(7)................             5,634,737                             9.4%
Katherine McKay Belk(3)(6)(7)(14)......             7,048,110                            11.8%
Katherine Belk Morris(3)(6)(7)(13).....             7,036,713                            11.8%
All Directors and Executive Officers as
  a group (15 persons).................            37,921,601                            63.5%


---------------
* Less than 1% of the outstanding Common Stock

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk, Katherine Belk Morris, James M. Berry, Ralph A. Pitts, Fred W. Asher, William L. Wilson and Bill R. Walton, 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell, 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon, 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr., P. O. Box

2736, Winston-Salem, N.C. 27102; Karl G. Hudson, Jr., 2416 White Oak Road, Raleigh, N.C. 27609; B. Frank Matthews, II, 2240 Remount Road, Gastonia, N.C. 28054; John A. Kuhne, 14 South Main Street, Greenville, S.C. 29601.


 (1) Calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock expected to be outstanding after consummation of the Reorganization (which excludes 246,174 shares of New Belk Class A Common Stock that will be acquired by Belk-Simpson in the Belk-Simpson Merger). See "Determination of Applicable Exchange Ratios."



 (2) Includes 2,079,910 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.



 (3) Includes 1,484,374 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.



 (4) Includes 15,448 shares held by Mary Claudia, Inc., of which John M. Belk is the majority shareholder.



 (5) Represents 6,555 shares held by Claudia Watkins Belk Grantor Trust dated 2/23/96, 21,862 shares held by Claudia W. Belk, Tr. u/a f/b/o Mary Claudia Belk, and 102,070 shares of Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, Trustee, is John M. Belk's wife.



 (6) Includes 444,212 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.



 (7) Includes 3,706,151 shares held by Thomas M. Belk, Trustee dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.



 (8) Includes 1,140,080 shares held in several trusts established by the will of
     W. H. Belk for the benefit of his children. Voting and investment power of the trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell and Henderson Belk. Voting and investment power of the trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr.



 (9) Includes 1,436,385 shares held in several trusts established by the will of Mary I. Belk for the benefit of her children. Voting and investment power of the trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(10) Includes 226,521 shares held by Thomas M. Belk, Jr. as custodian for his minor children, 207,855 shares held as custodian for the minor children of his brother, H. W. McKay Belk and 23,459 shares held by his spouse, Sarah
     F. Belk.



(11) Includes 227,877 shares held by H. W. McKay Belk as custodian for his minor children and 24,970 shares held by his spouse, Nina F. Belk.



(12) Includes 191,333 shares held by John R. Belk as custodian for his minor children and 21,523 shares held by his spouse, Kimberly D. Belk.



(13) Includes 228,701 shares held by Katherine Belk Morris as custodian for her minor children and 24,970 shares held by her spouse, Charles Walker Morris.



(14) Includes 494,812 shares held by Katherine M. Belk as custodian for her minor grandchildren.



(15) Includes 871 shares held by his spouse, Madlon C. Glenn.



(16) Includes 1,501,410 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 195,685 shares held by John Belk Stevens Trust U/W
     ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al and 391,897 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S.

     Whelchel and 391,897 shares held by John Belk Stevens Trust u/w Item III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each trust.



(17) Includes 651,254 shares held by Residuary Trust u/w Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.



(18) Includes 166,707 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the Will of J. H. Matthews, Jr. The Trustees named have voting and investment power with respect to such shares.



(19) Includes 78,539 shares held by Robinson Investment Company. B. Frank Matthews, II and his sister, Elizabeth M. Welton, share voting and investment power with respect to such shares.



(20) Includes 81,787 shares held by his spouse, Betty C. Matthews.



(21) Includes 289,876 shares held by his spouse, Lucy S. Kuhne.



     Security Ownership of Belk Companies. The Prospectus Supplement for each Belk Company sets forth information concerning the beneficial ownership of such Belk Company's common stock as of December 31, 1997, including (i) each person who is the beneficial owner of more than 5% of the outstanding shares of common stock of such Belk Company; (ii) the chief executive officer and the four other most highly compensated officers of such Belk Company; (iii) each director of such Belk Company; and (iv) all executive officers and directors of such Belk Company as a group.

                     DESCRIPTION OF NEW BELK CAPITAL STOCK

GENERAL

     New Belk's authorized capital stock consists of 200,000,000 shares of New Belk Class A Common Stock, 200,000,000 shares of New Belk Class B Common Stock and 20,000,000 shares of Preferred Stock, par value of $.01 per share (the "Preferred Stock").


     As of the date hereof, there is issued and outstanding one share of New Belk Class A Common Stock that is held of record by one stockholder. Assuming that (i) all of the Belk Companies participate in the Reorganization and (ii) none of the Existing Belk Shareholders exercise Applicable State Law Appraisal Rights in any Merger, there will be 59,713,460 shares of New Belk Class A Common Stock outstanding after the consummation of the Reorganization (excluding 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey in the Reorganization that will then be cancelled upon consummation of the Reorganization). As of the date hereof, there are no shares of Preferred Stock outstanding. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the New Belk Certificate, the form of which has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus forms a part and is attached as Exhibit B to the Reorganization Agreement.


NEW BELK COMMON STOCK

     The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion requirements and transfer restrictions in respect of the shares of New Belk Class A Common Stock as described below.


     Voting Rights. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. The holders of both classes of New Belk Common Stock are entitled to vote and will vote together as a single class on all matters presented to the stockholders for their vote or approval (including a proposal to increase or decrease the authorized shares of either Class A Common Stock or Class B Common Stock) except as otherwise required by Delaware Law.


     Dividends. The holders of New Belk Class A Common Stock and New Belk Class B Common Stock are entitled to receive dividends at the same rate if and when such dividends are declared by the New Belk Board out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any. If a dividend or distribution payable in either class of New Belk Common Stock is payable on such class of New Belk Common Stock, New Belk must also make a pro rata and simultaneous dividend or distribution on the other class of New Belk Common Stock payable in shares of such other class.

     Restrictions on Transfer. If a holder of New Belk Class A Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Class A Permitted Holder, such shares will be automatically converted into shares of New Belk Class B Common Stock. In the case of a pledge of shares of New Belk Class A Common Stock to a financial institution, such shares shall remain subject to the transfer restrictions and conversion requirements in the New Belk Certificate. In the event of foreclosure or other similar action by the pledgee, such pledged shares of New Belk Class A Common Stock may only be transferred to a Class A Permitted Holder or converted into shares of New Belk Class B Common Stock, as the pledgee may elect.

     Conversion. New Belk Class B Common Stock has no conversion rights. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. In the event of a transfer of shares of New Belk Class A Common Stock to any person other than a Class A Permitted Holder, each share of New Belk Class A Common Stock so transferred will be automatically converted into one share of New Belk Class B

Common Stock. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert to New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder.

     Liquidation. In the event of liquidation of New Belk, after payment of the debts and other liabilities of New Belk and after making provisions for the holders of Preferred Stock, if any, the remaining assets of New Belk will be distributable ratably among the holders of New Belk Class A Common Stock and New Belk Class B Common Stock treated as a single class.

     Other Provisions. The holders of New Belk Class A Common Stock and New Belk Class B Common Stock are not entitled to preemptive rights. None of the New Belk Class A Common Stock or New Belk Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

PREFERRED STOCK

     The New Belk Board is authorized to issue shares of Preferred Stock at any time and from time to time, in one or more series, and to fix or alter the designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions of such shares of Preferred Stock, including without limitation of the generality of the foregoing, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any wholly unissued series of preferred shares and the number of shares constituting any of such series and the designation thereof, or any of them; and to increase or decrease the number of shares of a series, but not below the number of shares of such series then outstanding. In case the number of shares of any series is decreased, the shares constituting such decrease will resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

TRANSFER AGENT AND REGISTRAR

     The principal transfer agent and registrar for New Belk Common Stock will be New Belk.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The authorized but unissued shares of New Belk Common Stock and Preferred Stock are available for future issuance without stockholder approval. Subject to the transfer restrictions and conversion requirements of New Belk Class A Common Stock, these additional shares may be utilized for a variety of corporate purposes, including corporate acquisitions, employee benefit plans and future public offerings to raise capital.

CERTAIN CHARTER AND BYLAW PROVISIONS

     General. Stockholders' rights and related matters are governed by the DGCL, the New Belk Certificate and the New Belk Bylaws. Certain provisions of the New Belk Certificate and the New Belk Bylaws, which are summarized below, tend to limit stockholders' ability to influence matters pertaining to corporate governance and may have the effect of impeding the acquisition of control of New Belk by means of a tender offer, proxy fight, merger, open market purchases or otherwise in a transaction not approved by the New Belk Board. The New Belk Board has no present intention to introduce other measures which might have an anti-takeover effect. The New Belk Board reserves the right, however, to introduce such measures in the future.

     Classified Board; Removal of Directors. The New Belk Bylaws provide that the New Belk Board will consist of not less than two nor more than 18 directors, with the exact number of directors to be determined from time to time by the New Belk Board. The New Belk Certificate provides that the New Belk Board will be divided into three classes and, after an initial term, each director will be elected for a three-year term. See "Management -- Directors."

     The New Belk Certificate provides that directors may only be removed for cause upon the affirmative vote of all other members of the New Belk Board or the holders of two-thirds of the issued and outstanding shares of New Belk then entitled to vote generally in the election of directors. See
"Management -- Directors
and Executive Officers." As a result, it will be more difficult to change the composition of the New Belk Board, which may discourage or make more difficult any attempt by a person or group of persons to obtain control of New Belk.

     Authorized But Unissued New Belk Common Stock and Preferred Stock. The existence of authorized but unissued and unreserved New Belk Common Stock and Preferred Stock may enable the New Belk Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of New Belk by means of a proxy contest, tender offer, merger, open market purchases or otherwise, and thereby protect the continuity of New Belk's management.


     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the New Belk Stockholders are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.


     Business Combinations. Section 203 of the DGCL restricts a wide range of transactions ("business combinations") between a corporation and an interested stockholder. An "interested stockholder" is, generally, any person who beneficially owns, directly of indirectly, 15% or more of the corporation's outstanding voting stock. Business combinations are broadly defined to include
(i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation's assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to,
(iv) certain transactions which would result in increasing the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder. Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (a) the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time such person became an interested stockholder, (b) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation's voting stock (excluding shares owned by persons who are officers and also directors and shares owned by certain employee stock plans) or (c) the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. The restrictions on business combinations with interested stockholders contained in Section 203 do not apply to a corporation whose certificate of incorporation contains a provision expressly electing not be governed by the statute. The New Belk Certificate does not contain a provision electing to "opt-out" of Section 203.

     Special Meetings; Prohibition of Actions by Written Consent. Pursuant to the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The New Belk Certificate provides that special meetings of stockholders may only be called by a majority of the entire New Belk Board or the Chairman of the New Belk Board. In addition, the New Belk Certificate provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting, and may not be taken by a written consent of the stockholders.

     Restrictions on Amendments to Bylaws. Under the New Belk Certificate, the New Belk Bylaws may only be amended by a majority vote of the New Belk Board or the affirmative vote of two-thirds of the outstanding voting stock of New Belk, voting together as a single class. This supermajority restriction makes it more difficult for the New Belk Stockholders to amend the New Belk Bylaws and thus enhances the power of the Board of Directors vis-a-vis stockholders with regard to matters of corporate governance that are governed by the New Belk Bylaws.

DIRECTORS' LIABILITY

     The New Belk Certificate includes provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit). New Belk believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

         COMPARISON OF RIGHTS OF HOLDERS OF BELK COMPANIES COMMON STOCK
                       AND NEW BELK CLASS A COMMON STOCK

     Upon consummation of the Reorganization, and to the extent they receive shares of New Belk Class A Common Stock, shareholders of each Belk Company, which are incorporated in various states, will become stockholders of New Belk, a Delaware corporation. The rights of Existing Belk Shareholders will thereafter be governed by applicable Delaware law, including the DGCL, and by the New Belk Certificate and New Belk Bylaws. The Prospectus Supplement for each Belk Company includes a summary of the material differences between the rights of the Existing Belk Shareholders and New Belk Shareholders as a result of differences in the DGCL and Applicable State Corporate Law for each such Belk Company (Arkansas, Florida, Georgia, Kentucky, Mississippi, North Carolina, South Carolina, Tennessee, Texas or Virginia), and between the New Belk Certificate and New Belk Bylaws, on the one hand, and the certificates or articles of incorporation and bylaws of each such Belk Company, on the other hand. Such summary does not purport to be a complete statement of the difference in the rights of Existing Belk Shareholders and New Belk Stockholders and is qualified in its entirety by reference to the full text of the New Belk Certificate and the New Belk Bylaws, each of the Belk Companies' certificates or articles of incorporation and bylaws, the DGCL and the Applicable State Corporate Law.

                                    EXPERTS

     The combined financial statements of the Belk Companies as of February 3, 1996 and February 1, 1997, and for each of the years in the three-year period ended February 1, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Belk Brothers Company and Subsidiaries as of February 3, 1996 and February 1, 1997 and for each of the years in the three-year period ended February 1, 1997, and the financial statements of Belk Enterprises, Inc. and Subsidiaries, Belk Department Store of Greenville, N.C., Inc., Belk of Miss, Inc., Belk-Lindsey Stores, Inc. and Hudson-Belk Company as of February 1, 1997 and for the year then ended, have been included in the applicable Prospectus Supplement for such Belk Companies and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP covering the February 1, 1997 financial statements of Belk Enterprises, Inc. and Subsidiaries and Belk-Lindsey Stores, Inc. refer to the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

                                 LEGAL MATTERS

     The validity of the shares of New Belk Common Stock being registered under the Registration Statement of which this Proxy Statement/Prospectus forms a part will be passed upon for New Belk by King & Spalding, Atlanta, Georgia.

                               THE BELK COMPANIES

               INDEX TO HISTORICAL COMBINED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP, Independent Auditors.......  F-2
Combined Balance Sheets.....................................  F-3
Combined Statements of Income...............................  F-4
Combined Statements of Shareholders' Equity.................  F-5
Combined Statements of Cash Flows...........................  F-6
Notes to Combined Financial Statements......................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Boards of Directors of
The Belk Companies:

     We have audited the accompanying combined balance sheets of the Belk Companies (the "Companies") as of February 3, 1996 and February 1, 1997, and the related combined statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended February 1, 1997. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Belk Companies as of February 3, 1996 and February 1, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 1997, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Charlotte, North Carolina
November 14, 1997

                               THE BELK COMPANIES
                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                            1996           1997           1997
                                                         -----------    -----------    -----------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $   74,408     $   56,115     $   18,063
  Accounts receivable, net.............................     263,161        335,914        325,954
  Merchandise inventory................................     365,902        425,415        527,687
  Prepaid income taxes.................................       2,076          2,682         19,787
  Deferred income taxes................................       5,648          6,990          8,482
  Prepaid expenses and other current assets............      29,425         26,646         17,158
                                                         ----------     ----------     ----------
Total current assets...................................     740,620        853,762        917,131
Investments in unconsolidated entities.................      30,613         33,750         36,860
Investment securities..................................      33,210         32,781         35,636
Property and equipment, net............................     430,376        377,770        396,743
Intangible assets, net.................................      10,386         26,047         21,326
Other assets...........................................      15,774         34,790         28,301
                                                         ----------     ----------     ----------
Total assets...........................................  $1,260,979     $1,358,900     $1,435,997
                                                         ==========     ==========     ==========

LIABILITIES, DEFERRED INCOME AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $  118,032     $  126,710     $  159,337
  Accrued expenses.....................................      47,830         59,709         67,013
  Accrued income taxes.................................       3,323          5,680             --
  Lines of credit and notes payable....................     116,327        187,272        186,766
  Current installments of long-term debt and capital
     lease obligations.................................      31,565         31,638         34,559
                                                         ----------     ----------     ----------
Total current liabilities..............................     317,077        411,009        447,675
Deferred income taxes..................................          --         31,481         38,277
Long-term debt and capital lease obligations, excluding
  current installments.................................     146,876        184,372        208,594
Deferred compensation and other noncurrent
  liabilities..........................................      41,620         48,121         50,672
                                                         ----------     ----------     ----------
Total liabilities......................................     505,573        674,983        745,218
                                                         ----------     ----------     ----------
Deferred income........................................       6,700         11,901         11,164
                                                         ----------     ----------     ----------
Shareholders' equity:
  Common stock.........................................      88,949         70,885         70,838
  Paid-in capital......................................         470            470            470
  Retained earnings....................................     640,236        578,525        581,195
  Net unrealized gains on investments..................      19,051         22,136         27,112
                                                         ----------     ----------     ----------
Total shareholders' equity.............................     748,706        672,016        679,615
                                                         ----------     ----------     ----------
Total liabilities, deferred income and shareholders'
  equity...............................................  $1,260,979     $1,358,900     $1,435,997
                                                         ==========     ==========     ==========

     See accompanying notes to combined financial statements.

                               THE BELK COMPANIES

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                            FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                 ---------------------------------------   -------------------------
                                 JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                    1995          1996          1997          1996          1997
                                 -----------   -----------   -----------   -----------   -----------
                                                                                  (UNAUDITED)
Revenues.......................  $1,694,422    $1,685,470    $1,772,613    $1,138,615    $1,342,918
Cost of goods sold (including
  occupancy and buying
  expenses)....................   1,151,713     1,149,270     1,205,687       774,294       907,654
Selling, general and
  administrative expenses......     450,356       465,375       470,018       335,572       380,793
                                 ----------    ----------    ----------    ----------    ----------
Income from operations.........      92,353        70,825        96,908        28,749        54,471
Interest expense...............     (21,440)      (20,864)      (27,554)      (18,191)      (27,472)
Interest income................       3,703         4,191         4,873         3,765         2,559
Gain (loss) on sale of property
  and equipment................         619         5,242        21,328        19,792          (177)
Gain on sale of investments....           9         3,370         1,882           408           416
Other income (expense), net....        (874)          (43)        1,816         1,720          (335)
                                 ----------    ----------    ----------    ----------    ----------
Income from continuing
  operations before income
  taxes and equity in earnings
  of unconsolidated entities...      74,370        62,721        99,253        36,243        29,462
Income taxes...................      28,461        22,387        38,802        14,135        11,528
                                 ----------    ----------    ----------    ----------    ----------
Income from continuing
  operations before equity in
  earnings of unconsolidated
  entities.....................      45,909        40,334        60,451        22,108        17,934
Equity in earnings of
  unconsolidated entities, net
  of income taxes..............         984         2,184         4,046           505           442
                                 ----------    ----------    ----------    ----------    ----------
Income from continuing
  operations...................      46,893        42,518        64,497        22,613        18,376
Discontinued operations:
  Income (loss) from
     discontinued operations,
     net of income tax expense
     (benefit) of $1,115, $834
     and $(2,937) for fiscal
     years 1995, 1996 and 1997,
     respectively and $(2,280)
     and $(814) for the nine
     months ended November 2,
     1996 and November 1, 1997,
     respectively..............       1,731         1,298        (4,593)       (3,567)       (1,273)
  Gain (loss) on disposal of
     discontinued operations,
     net of income tax expense
     (benefit) of $29,897 in
     fiscal year 1997 and
     $(2,474) at November 1,
     1997......................          --            --        41,466            --        (3,870)
                                 ----------    ----------    ----------    ----------    ----------
Net income.....................  $   48,624    $   43,816    $  101,370    $   19,046    $   13,233
                                 ==========    ==========    ==========    ==========    ==========

     See accompanying notes to combined financial statements.

                               THE BELK COMPANIES

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                   NET
                                                                                UNREALIZED
                                               COMMON    PAID-IN   RETAINED   GAINS (LOSSES)
                                                STOCK    CAPITAL   EARNINGS   ON INVESTMENTS    TOTAL
                                               -------   -------   --------   --------------   --------
Balance at February 1, 1994..................  $94,864    $478     $577,201      $   (45)      $672,498
Unrealized gains on investments, net of
  income taxes...............................       --      --           --        8,306          8,306
Equity in net unrealized gains on investments
  held by unconsolidated entities............       --      --           --        6,348          6,348
Cash dividends...............................       --      --      (10,334)          --        (10,334)
Stock dividends..............................      765      --         (765)          --             --
Net income...................................       --      --       48,624           --         48,624
Repurchase of stock..........................   (5,524)     --       (2,635)          --         (8,159)
                                               -------    ----     --------      -------       --------
Balance at January 31, 1995..................   90,105     478      612,091       14,609        717,283
Unrealized gains on investments, net of
  income taxes...............................       --      --           --        1,574          1,574
Equity in net unrealized gains on investments
  held by unconsolidated entities............       --      --           --        2,868          2,868
Cash dividends...............................       --      --      (11,673)          --        (11,673)
Net income...................................       --      --       43,816           --         43,816
Repurchase of stock..........................   (1,156)     (8)      (3,998)          --         (5,162)
                                               -------    ----     --------      -------       --------
Balance at February 3, 1996..................   88,949     470      640,236       19,051        748,706
Unrealized gains on investments, net of
  income taxes...............................       --      --           --          733            733
Equity in net unrealized gains on investments
  held by unconsolidated entities............       --      --           --        2,352          2,352
Cash dividends...............................       --      --      (11,847)          --        (11,847)
Net income...................................       --      --      101,370           --        101,370
Repurchase of stock..........................  (18,064)     --     (151,234)          --       (169,298)
                                               -------    ----     --------      -------       --------
Balance at February 1, 1997..................   70,885     470      578,525       22,136        672,016
Unrealized gains on investments, net of
  income taxes (unaudited)...................       --      --           --        2,172          2,172
Equity in net unrealized gains on investments
  held by unconsolidated entities
  (unaudited)................................       --      --           --        2,804          2,804
Cash dividends (unaudited)...................       --      --       (8,846)          --         (8,846)
Net income (unaudited).......................       --      --       13,233           --         13,233
Repurchase of stock (unaudited)..............      (47)     --       (1,717)          --         (1,764)
                                               -------    ----     --------      -------       --------
Balance at November 1, 1997 (unaudited)......  $70,838    $470     $581,195      $27,112       $679,615
                                               =======    ====     ========      =======       ========

     See accompanying notes to combined financial statements.

                               THE BELK COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                          ---------------------------------------   -------------------------
                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                             1995          1996          1997          1996          1997
                                          -----------   -----------   -----------   -----------   -----------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income............................   $ 48,624      $  43,816     $101,370      $ 19,046      $  13,233
Adjustments to reconcile net income to
  net cash provided (used) by operating
  activities:
  Deferred income taxes.................     (5,998)        (1,338)         175          (849)            44
  Deferred income.......................        531            910          759           447           (737)
  Depreciation and amortization.........     46,762         50,832       54,198        47,908         39,608
  Gain on disposal of discontinued
     operations, net....................         --             --      (41,466)           --             --
  (Gain) loss on sale of property and
     equipment..........................       (619)        (5,242)     (21,328)      (19,792)           177
  Gain on sale of investments...........         (9)        (3,370)      (1,882)         (408)          (416)
  Equity in earnings of unconsolidated
     entities, net of income taxes......       (984)        (2,184)      (4,046)         (505)          (442)
  (Increase) decrease in:
     Accounts receivable, net...........     11,026            (23)     (32,729)      (14,074)         9,960
     Merchandise inventory..............      6,389        (16,292)      17,462       (85,711)      (102,272)
     Prepaid income taxes...............       (252)        (1,824)        (606)       (9,160)       (17,105)
     Prepaid expenses and other
       assets...........................      1,063         (2,127)       6,706        29,732         18,312
  Increase (decrease) in:
     Accounts payable and accrued
       expenses.........................     12,518         (8,151)      (8,070)       14,004         39,931
     Accrued income taxes...............        259         (5,495)       2,357        (3,323)        (5,680)
     Deferred compensation and other
       liabilities......................     (1,373)        10,875       (5,607)      (12,054)         6,542
                                           --------      ---------     --------      --------      ---------
Net cash provided (used) by operating
  activities............................    117,937         60,387       67,293       (34,739)         1,155
                                           --------      ---------     --------      --------      ---------
Cash flows from investing activities:
  Distributions received from real
     estate partnership.................         --             --        3,375           875             --
  Purchases of investments..............    (59,198)        (6,545)     (16,338)      (10,471)        (3,903)
  Proceeds from sales of investments....     71,288         16,752       16,583         9,201          5,041
  Purchases of property and equipment...    (34,336)       (50,329)     (62,408)      (53,744)       (54,925)
  Proceeds from sales of property and
     equipment..........................      2,830          9,589       27,275        26,085          2,469
  Acquisition of businesses, net of cash
     acquired...........................         --        (82,954)     (36,145)      (36,145)            --
                                           --------      ---------     --------      --------      ---------
Net cash used by investing activities...    (19,416)      (113,487)     (67,658)      (64,199)       (51,318)
                                           --------      ---------     --------      --------      ---------
                                                 (continued)

                               THE BELK COMPANIES
                COMBINED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                                 (IN THOUSANDS)

                                                     FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                          ---------------------------------------   -------------------------
                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                             1995          1996          1997          1996          1997
                                          -----------   -----------   -----------   -----------   -----------
                                                                                           (UNAUDITED)
Cash flows from financing activities:
  Proceeds from notes payable...........   $     --      $ 104,840     $158,018      $139,524      $  18,540
  Payments on notes payable.............         --             --      (91,023)           --        (67,762)
  Proceeds from issuance of long-term
     debt...............................     13,100         11,177      220,157       209,703         95,109
  Principal payments on long-term debt
     and capital lease obligations......    (51,060)       (64,126)    (160,168)     (147,847)       (71,883)
  Net proceeds from (payments on) lines
     of credit..........................     (9,711)           487       36,233        62,235         48,716
  Dividends paid........................    (10,334)       (11,673)     (11,847)      (11,847)        (8,846)
  Repurchase of common stock............     (8,159)        (5,162)    (169,298)     (166,674)        (1,763)
                                           --------      ---------     --------      --------      ---------
Net cash provided (used) by financing
  activities............................    (66,164)        35,543      (17,928)       85,094         12,111
                                           --------      ---------     --------      --------      ---------
Net increase (decrease) in cash and cash
  equivalents...........................     32,357        (17,557)     (18,293)      (13,844)       (38,052)
Cash and cash equivalents at beginning
  of period.............................     59,608         91,965       74,408        74,408         56,115
                                           --------      ---------     --------      --------      ---------
Cash and cash equivalents at end of
  period................................   $ 91,965      $  74,408     $ 56,115      $ 60,564      $  18,063
                                           ========      =========     ========      ========      =========
Supplemental disclosures of cash flow
  information:
  Interest paid.........................   $ 18,042      $  18,700     $ 31,129      $ 21,062      $  29,578
  Income taxes paid.....................     33,747         31,323       33,062        28,378         31,851
Supplemental schedule of noncash
  investing and financing activities:
  Decrease in assets and liabilities due
     to sale of rental operations.......         --             --      167,318            --             --
  Purchase of net assets of retail
     company through assumption of
     notes..............................         --             --       51,923        51,923             --

     See accompanying notes to combined financial statements.

                               THE BELK COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) BASIS OF PRESENTATION

     The Belk Companies (also referred to herein as the "Company") operate retail department stores in the southeastern United States. The Company's outlet store subsidiary is presented as a discontinued operation. The Belk Companies are listed in note 18.

     Ownership of the entities included in the Belk Companies is collectively held by approximately 585 individuals (referred to herein as the "Shareholders"). The Boards of Directors of the Belk Companies have approved and adopted an Agreement and Plan of Reorganization (the "Reorganization Agreement") that provides for the reorganization (the "Reorganization") of the Belk Companies into a single operating entity ("New Belk"). The surviving Belk Companies will be wholly-owned by New Belk. The Boards of Directors of the Belk Companies have recommended approval of the Reorganization Agreement and the Reorganization to the Shareholders at special meetings of each Belk Company called for the purpose of voting on such proposal. The accompanying combined financial statements have been prepared for purposes of depicting the combined financial position and results of operations of the Belk Companies, on a historical cost basis, which includes those entities expected by management to participate in the Reorganization.

     It is anticipated that the majority of the shareholders of one of the Belk Companies, Belk-Simpson Company, Greenville, South Carolina ("Belk-Simpson"), will redeem their shares in Belk-Simpson prior to the Reorganization. The prorata equity interest in Belk-Simpson held by shareholders that are anticipated to become shareholders of the combined entity under the proposed reorganization is included in the combined financial statements on the equity method of accounting.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     All significant intercompany transactions, balances and profits have been eliminated in combination.

(2) ACQUISITIONS AND DISCONTINUED OPERATIONS

     On November 1, 1996, the Company acquired substantially all of the outstanding shares of the common stock of Leggett of Virginia, Inc. ("Leggett"). Leggett operated retail department stores generally in the southeastern United States. The acquisition was accounted for using the purchase method of accounting and, accordingly, Leggett's operating results subsequent to the date of acquisition have been included in the Company's combined financial statements.

     The aggregate purchase price was approximately $92 million which includes acquisition expenses. The aggregate purchase price, which was financed through available cash resources, proceeds from a credit facility and notes held by previous Leggett shareholders, has been allocated to the assets and liabilities of Leggett based upon their respective fair market values. The excess of purchase price over net assets acquired of approximately $17 million is being amortized over 15 years on a straight-line basis. The pro forma revenue and net income for the Company and Leggett for the year ended February 1, 1997 as if the acquisition had occurred at the beginning of the fiscal year are approximately $2 billion and $94 million, respectively.

     In November 1995, BAC, Inc., ("BAC"), a wholly-owned subsidiary of the Company, purchased all of the stock of Ivey Properties, Inc., ("Ivey"), a real estate investment trust. The largest holding of Ivey was an interest in JV Properties ("JV"), a retail mall joint venture. Prior to fiscal year 1996, Ivey owned 50% of JV, while the other 50% was owned by the Company. The acquisition was accounted for as a purchase.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

     Prior to the purchase, the Company's ownership of JV was accounted for using the equity method of accounting. Subsequent to the purchase, the Company has consolidated the assets, liabilities and operations of JV, which is comprised of the operations of a shopping mall facility located in Charlotte, North Carolina.

     In November 1996, JV's interest in the shopping mall, along with debt, was distributed to BAC in redemption of BAC's partnership interest in JV. Subsequently, the Company sold the stock of BAC to an unrelated third party and recognized a gain on the disposal of $41,466, net of income tax expense of $29,897. The accompanying combined financial statements present the results of operations of JV as discontinued operations. JV recorded revenues of $4,111 for the three months ended February 3, 1996 (after purchasing the net assets from Ivey) and $11,897 for 1997.

     In September 1997, the managers and the advisory board of TAGS Stores, LLC, ("TAGS"), the Company's discount outlet store subsidiary, adopted a formal plan to liquidate its operations during the 1997 Christmas retailing season. Accordingly, the results of operations of TAGS are presented as discontinued operations. During the nine months ended November 1, 1997, the Company provided for estimated losses on liquidation of the discontinued operations of $3.9 million, net of tax. TAGS, which was formed in February 1996, recorded revenues of $25.4 million for fiscal year 1997 and $18.3 million for the nine months ended November 1, 1997. TAGS's net assets as of November 1, 1997 consisted of the following:

                                                               (UNAUDITED)
Current assets..............................................    $ 11,281
Noncurrent assets...........................................       3,568
Current liabilities.........................................     (12,206)
                                                                --------
                                                                $  2,643
                                                                ========

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

     Starting in fiscal year 1996, the Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1996 and 1997 ended on February 3, 1996 and February 1, 1997, and included 368 and 365 days, respectively. Fiscal year 1995 ended on Tuesday, January 31, 1995, and included 364 days.

INTERIM FINANCIAL STATEMENTS

     The combined financial statements as of and for the periods ended November 2, 1996 and November 1, 1997 are unaudited and are presented pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying combined financial statements reflect all adjustments (which are of normal recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations for a full fiscal year.

REVENUES


     Revenues include sales from retail operations and leased departments, net of returns. Customer returns are recognized as incurred.


COST OF GOODS SOLD

     Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

FINANCE CHARGES

     Selling, general and administrative expenses in the combined statements of income are reduced by finance charge revenue arising from customer accounts receivable. Finance charge revenues were $35,769, $33,014 and $37,562 in fiscal years 1995, 1996 and 1997, respectively.

PROPERTY AND EQUIPMENT, NET

     Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PRE-OPENING COSTS

     Store pre-opening costs are expensed as incurred.

CASH EQUIVALENTS

     Cash equivalents include liquid investments with an original maturity of 90 days or less.

ADVERTISING


     Advertising costs are expensed as incurred and amounted to $50,863, $55,118 and $54,977 in fiscal years 1995, 1996 and 1997, respectively, net of reimbursements by suppliers.


INTANGIBLE ASSETS, NET

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 15 to 20 years. Leasehold intangibles, which represent the excess of fair value over the carrying value of leaseholds, are amortized on a straight-line basis over the remaining terms of the lease agreements. The carrying value of intangible assets is periodically reviewed by the Company's management to assess the recoverability of the assets. Accumulated amortization was $169, $838 and $2,670 at February 3, 1996, February 1, 1997 and November 1, 1997, respectively.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes various derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense. The fair value of the swap agreements is not recognized in the combined financial statements.

(4) ACCOUNTS RECEIVABLE, NET

     Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

     The Company provides an allowance for doubtful accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns and management judgment.

     Accounts receivable, net consists of:

                                                           FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                              1996           1997           1997
                                                           -----------    -----------    -----------
                                                                                         (UNAUDITED)
Customer receivables...................................     $255,683       $326,907       $323,317
Other..................................................       12,361         15,820         10,883
Less allowance for doubtful accounts...................       (4,883)        (6,813)        (8,246)
                                                            --------       --------       --------
Accounts receivable, net...............................     $263,161       $335,914       $325,954
                                                            ========       ========       ========

     Changes in the allowance for doubtful accounts are as follows:

                                                       FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                            ---------------------------------------   -------------------------
                                            JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                               1995          1996          1997          1996          1997
                                            -----------   -----------   -----------   -----------   -----------
                                                                                             (UNAUDITED)
Balance, beginning of period..........        $ 4,642       $ 4,770      $  4,883       $ 4,883      $  6,813
Charged to expense....................          5,278         5,403        10,829         5,388        10,160
Acquired..............................             --            --           801           801            --
Net uncollectible balances written
  off.................................         (5,150)       (5,290)       (9,700)       (5,392)       (8,727)
                                              -------       -------      --------       -------      --------
Balance, end of period................        $ 4,770       $ 4,883      $  6,813       $ 5,680      $  8,246
                                              =======       =======      ========       =======      ========

(5) INVESTMENTS IN UNCONSOLIDATED ENTITIES

     The Company's 25% ownership in Carolina Place Associates Partnership ("CPA") is recorded on the equity method. Equity in earnings of CPA for the year ended February 1, 1997 includes $3,072, net of income tax expense of $1,973, for the Company's portion of the gain recognized by CPA for the sale of its investment in a retail mall joint venture.

     The Company's 37% investment in Belk-Simpson is recorded on the equity method (see note 1). Equity in earnings of Belk-Simpson in fiscal years 1995, 1996 and 1997 were $984, $2,184 and $974, respectively.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

     Condensed combined financial information of the unconsolidated entities is as follows:

                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
Current assets..........................................      $32,053        $31,551       $ 31,034
Noncurrent assets.......................................       74,900         91,603        107,574
Current liabilities.....................................       20,343         20,337         22,885
Noncurrent liabilities..................................       25,366         28,062         45,750
Shareholders' equity....................................       61,244         74,755         69,973
Revenues................................................       68,906         72,482         69,332
Net income..............................................        3,033          7,537          3,445

     Included in retained earnings of the combined financial statements at February 1, 1997 is undistributed earnings of approximately $7,287 from the unconsolidated entities.

(6) INVESTMENT SECURITIES

     The Company classifies as held-to-maturity securities all debt securities that the Company has the ability and intent to hold to maturity. All equity securities and all other debt securities with a readily determinable market value are classified as available-for-sale securities with unrealized gains and losses, net of income taxes, reported as a component of shareholders' equity.

     Held-to-maturity securities consist of federal, state and local debt securities, and are reported at amortized cost. Available-for-sale securities are reported at fair values.

     Details of investments in held-to-maturity securities are as follows:

                                                           FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                              1996           1997           1997
                                                           -----------    -----------    -----------
                                                                                         (UNAUDITED)
Amortized cost.........................................      $ 9,904        $12,130        $10,924
Gross unrealized gains.................................          678            494            489
Gross unrealized losses................................           --             (8)            --
                                                             -------        -------        -------
Fair value.............................................      $10,582        $12,616        $11,413
                                                             =======        =======        =======

     At February 1, 1997, scheduled maturities of held-to-maturity securities are as follows:

                                                                FAIR VALUE    AMORTIZED COST
                                                                ----------    --------------
One to five years...........................................     $ 7,823         $ 7,602
Six to ten years............................................       3,281           3,088
After ten years.............................................       1,512           1,440
                                                                 -------         -------
                                                                 $12,616         $12,130
                                                                 =======         =======

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

     Details of investments in available-for-sale securities are as follows:

                                                           FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                              1996           1997           1997
                                                           -----------    -----------    -----------
                                                                                         (UNAUDITED)
Cost...................................................      $ 8,096        $ 3,506        $ 4,160
Gross unrealized gains.................................       15,272         17,165         20,577
Gross unrealized losses................................          (62)           (20)           (25)
                                                             -------        -------        -------
Fair value of securities...............................      $23,306        $20,651        $24,712
                                                             =======        =======        =======

     Realized gains and losses on sales of securities are recognized on a specific identification basis. Gross realized gains included in income in fiscal years 1995, 1996 and 1997 were $353, $3,486 and $1,966, respectively, and gross realized losses included in income were $344, $116 and $84, in fiscal years 1995, 1996 and 1997, respectively.

(7) PROPERTY AND EQUIPMENT, NET

     Details of property and equipment are as follows:

                                                  ESTIMATED   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                    LIVES        1996          1997          1997
                                                  ---------   -----------   -----------   -----------
                                                                                          (UNAUDITED)
Land...........................................       N/A      $  34,067     $  20,340     $  20,335
Buildings......................................     30-50        437,427       395,443       416,732
Furniture, fixtures and equipment..............       5-7        327,926       410,588       427,410
Construction in progress.......................       N/A          8,559        12,146        15,241
                                                               ---------     ---------     ---------
                                                                 807,979       838,517       879,718
Less accumulated depreciation and
  amortization.................................                 (377,603)     (460,747)     (482,975)
                                                               ---------     ---------     ---------
Property and equipment, net....................                $ 430,376     $ 377,770     $ 396,743
                                                               =========     =========     =========

(8) ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                           FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                              1996           1997           1997
                                                           -----------    -----------    -----------
                                                                                         (UNAUDITED)
Salaries, wages and employee benefits..................      $26,992        $28,913        $22,806
Interest...............................................        1,759          5,277          5,371
Rent...................................................        4,352          4,524          3,987
Taxes, other than income...............................        3,652          3,781          7,277
Other..................................................       11,075         17,214         27,572
                                                             -------        -------        -------
                                                             $47,830        $59,709        $67,013
                                                             =======        =======        =======

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

(9) BORROWINGS

     Long-term debt, principally due to banks, and capital lease obligations consist of the following:

                                                     FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                        1996           1997           1997
                                                     -----------    -----------    -----------
                                                                                   (UNAUDITED)
Mortgage notes payable...........................     $ 43,263       $ 41,831       $ 40,857
Unsecured notes payable..........................      122,914        163,053        190,984
Secured note payable.............................        3,087          2,612             --
Capital lease agreements through September
  2011...........................................        9,177          8,514         11,312
                                                      --------       --------       --------
                                                       178,441        216,010        243,153
Less current installments........................      (31,565)       (31,638)       (34,559)
                                                      --------       --------       --------
Long-term debt and capital lease obligations,
  excluding current installments.................     $146,876       $184,372       $208,594
                                                      ========       ========       ========

     The mortgage notes are payable in installments and are due August 1997 through June 2003, at fixed rates ranging from 6.7% to 9.625% and at variable rates based on the secondary 90 day CD rate plus 50 basis points and LIBOR plus 80 basis points. The unsecured notes are payable in installments and are due through January 2007, at fixed rates ranging from 6.75% to 8% and variable rates based on such bank's 90 day CD rate (as defined by the Bank) plus 50 basis points and LIBOR plus from 50 to 175 basis points. The secured note is payable in installments through September 2000 at prime less 15 basis points. On November 1, 1997, the prime and LIBOR rates were 8.5% and 5.656%, respectively.

     Carrying values of land, buildings and personal property pledged as collateral for the mortgage notes and the secured note were approximately $50,800 at February 1, 1997.

     The annual maturities of long-term debt and capital lease obligations over the next five years as of February 1, 1997 are $31,638, $29,772, $28,648, $29,789 and $21,130, respectively.

     The Company's loan agreements place restrictions on mergers, consolidations, acquisitions, sales of assets, transactions with affiliates, leases, liens, dividend payments, debt and investments. They also contain certain financial requirements including current ratio, debt to equity, tangible net worth, cash flow coverage and fixed charge coverage ratios. The Belk Companies have obtained waivers for all out-of-compliance conditions.

     The Belk Companies have entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its LIBOR based indebtedness. The amount of indebtedness covered by the interest rate swaps is $125 million at November 1, 1997. Subsequent to November 1, 1997, the Belk Companies entered into an additional $50 million in interest rate swaps. The amount of indebtedness covered by the interest rate swaps is $175 million for 1998, $150 million for 1999, $75 million for 2000 and 2001, and $50 million through 2007.

     The Company has short-term loan agreements at variable interest rates based on LIBOR plus from 50 to 180 basis points and at the fixed rate of 5.6%. The amounts outstanding under these agreements at February 3, 1996, February 1, 1997 and November 1, 1997 were $104,840, $139,552 and $90,330, respectively.

     At February 3, 1996, February 1, 1997 and November 1, 1997, the Company has unsecured line of credit agreements totaling $109,620, $213,870 and $177,000, respectively, with banks at varying interest rates based on LIBOR plus from 50 to 175 basis points. The amounts outstanding under these agreements at February 3, 1996, February 1, 1997 and November 1, 1997 were $11,487, $47,720, and
$96,436, respectively.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

(10) LEASES

     The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 10 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, increased rentals based on percentages of sales.

     Future minimum lease payments under noncancelable leases as of February 1, 1997 were as follows:

                        FISCAL YEAR                             CAPITAL    OPERATING
                        -----------                             -------    ---------
1998........................................................    $ 1,178    $ 32,941
1999........................................................      1,178      29,665
2000........................................................      1,178      26,901
2001........................................................      1,094      25,336
2002........................................................      1,034      19,070
After 2002..................................................      5,443     166,510
                                                                -------    --------
  Total.....................................................     11,105    $300,423
                                                                           ========
Less imputed interest.......................................     (2,591)
                                                                -------
Present value of minimum lease payments.....................      8,514
Less current portion........................................       (712)
                                                                -------
                                                                $ 7,802
                                                                =======

     Rental expense for all operating leases consists of the following:

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
Buildings:
  Minimum rentals.......................................      $24,060        $26,091        $29,982
  Contingent rentals....................................        4,702          4,316          4,562
Equipment...............................................       10,810         10,630         10,484
                                                              -------        -------        -------
Total rental expense....................................      $39,572        $41,037        $45,028
                                                              =======        =======        =======

     Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

(11) INCOME TAXES

     Federal and state income tax expense (benefit) from continuing operations was as follows:

                                                      FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                           ---------------------------------------   -------------------------
                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                              1995          1996          1997          1996          1997
                                           -----------   -----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
Current:
  Federal................................    $27,900       $19,160       $31,427       $12,100       $ 9,339
  State..................................      6,559         4,565         7,200         2,884         2,145
                                             -------       -------       -------       -------       -------
                                              34,459        23,725        38,627        14,984        11,484
Deferred:
  Federal................................     (4,633)         (578)           91          (368)           22
  State..................................     (1,365)         (760)           84          (481)           22
                                             -------       -------       -------       -------       -------
                                              (5,998)       (1,338)          175          (849)           44
                                             -------       -------       -------       -------       -------
Income taxes.............................    $28,461       $22,387       $38,802       $14,135       $11,528
                                             =======       =======       =======       =======       =======

     A reconciliation between income taxes from continuing operations computed using the effective income tax rate and the federal statutory income tax rate of 35% is as follows:

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
Income tax at the statutory federal rate................      $26,030        $21,952        $34,739
State income taxes, net of federal income tax benefit...        3,376          2,473          4,735
Other...................................................         (945)        (2,038)          (672)
                                                              -------        -------        -------
Income taxes............................................      $28,461        $22,387        $38,802
                                                              =======        =======        =======

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

                                                                FEBRUARY 3,    FEBRUARY 1,
                                                                   1996           1997
                                                                -----------    -----------
Deferred tax assets:
  Benefit plan costs........................................      $12,974       $ 14,520
  Tax carryovers............................................        6,408          6,963
  Inventory capitalization..................................        3,863          4,469
  Allowance for doubtful accounts...........................        1,785          2,521
  Capitalized leases........................................          991            970
  Other.....................................................        2,392          6,626
                                                                  -------       --------
Gross deferred tax assets...................................       28,413         36,069
Less valuation allowance....................................       (2,035)        (3,488)
                                                                  -------       --------
Net deferred tax assets.....................................       26,378         32,581
Deferred tax liabilities:
  Investment securities.....................................        5,219          5,930
  Property and equipment....................................       12,720         16,104
  Prepaid pension costs.....................................        2,132          1,529
  Provision for gain on disposal of discontinued
     operations.............................................           --         29,897
  Other.....................................................           15          3,612
                                                                  -------       --------
Gross deferred tax liabilities..............................       20,086         57,072
                                                                  -------       --------
Net deferred tax assets (liabilities).......................      $ 6,292       $(24,491)
                                                                  =======       ========

     The change in the valuation allowance was a (decrease) increase of $(2,191) and $1,453 for February 3, 1996 and February 1, 1997, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     As of February 1, 1997, the Company has net operating loss and contribution carryforwards for federal and state income tax purposes of approximately $3,983 and $697, respectively, which are available to offset future taxable income, if any. These carryforwards expire at various intervals through 2012. In addition, the Company has alternative minimum tax credit carryforwards of approximately $627 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

(12) PENSION BENEFITS

     The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the five years before retirement. The cost of pension benefits has been determined by the projected unit credit actuarial method in accordance with SFAS No. 87 "Employers' Accounting for Pensions". The following table sets forth the plan's funded status and amounts recognized in the Company's combined balance sheets at February 3, 1996 and February 1, 1997:

                                                                  1996        1997
                                                                --------    ---------
Actuarial present value of benefit obligations:
Vested benefit obligation...................................    $148,995    $ 156,651
                                                                ========    =========
Accumulated benefit obligation..............................    $152,430    $ 159,054
                                                                ========    =========
Projected benefit obligation................................    $171,363    $ 183,083
Plan assets at fair value...................................     270,063      289,482
                                                                --------    ---------
Plan assets in excess of projected benefit obligation.......      98,700      106,399
Unrecognized net gain.......................................     (82,756)     (94,136)
Unrecognized net asset at January 1, 1986 being recognized
  over 15 years.............................................      (9,630)      (7,664)
                                                                --------    ---------
Prepaid pension cost........................................    $  6,314    $   4,599
                                                                ========    =========

     Net pension cost for fiscal years 1995, 1996 and 1997 includes the following components:

                                                               1995        1996        1997
                                                             --------    --------    --------
Service cost.............................................    $ 10,284    $ 11,118    $ 10,657
Interest cost on projected benefit obligation............      12,453      13,196      13,202
Actual return on plan assets.............................     (17,791)    (18,021)    (19,146)
Net amortization and deferral............................      (3,333)     (3,724)     (2,998)
                                                             --------    --------    --------
Net pension cost.........................................    $  1,613    $  2,569    $  1,715
                                                             ========    ========    ========

     Assumptions used in accounting for the pension plan as of February 3, 1996 and February 1, 1997 were:

                                                                1996     1997
                                                                -----    -----
Discount rates..............................................    7.25%    7.75%
Rates of increase in compensation levels....................    4.00%    4.00%
Expected long-term rate of return on assets.................    8.50%    8.50%

(13) OTHER POSTRETIREMENT BENEFIT PLANS

     The Company has a defined benefit health care plan that provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company.

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

     The following table presents the plan's funded status reconciled with amounts recognized in the Company's combined balance sheets at February 3, 1996 and February 1, 1997:

                                                                  1996        1997
                                                                --------    --------
Accumulated postretirement benefit obligation:
Retirees....................................................    $ 16,446    $ 16,295
Active plan participants....................................      11,210      11,448
                                                                --------    --------
Accumulated postretirement benefit obligation...............      27,656      27,743
Unrecognized net obligation at February 1, 1993 being
  recognized over 20 years..................................     (15,891)    (14,957)
Unrecognized net loss.......................................      (7,592)     (6,884)
                                                                --------    --------
Accrued postretirement benefit cost.........................    $  4,173    $  5,902
                                                                ========    ========

     Net postretirement benefit cost for fiscal years 1995, 1996 and 1997 includes the following components:

                                                                 1995      1996      1997
                                                                ------    ------    ------
Service cost................................................    $  323    $  343    $  455
Interest cost...............................................     1,773     1,968     2,044
Net amortization and deferral...............................       950     1,104     1,298
                                                                ------    ------    ------
Net postretirement benefit cost.............................    $3,046    $3,415    $3,797
                                                                ======    ======    ======

     For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 1997; the rate was assumed to decrease gradually to 5.0% by fiscal year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of February 1, 1997 by $2,028 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 1, 1997 by $257.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% at February 3, 1996 and February 1, 1997, respectively.

(14) OTHER EMPLOYEE BENEFITS

     The Belk Employee's Group Medical Plan provides medical benefits to substantially all employees of the Belk Companies. This Plan is "self-funded" for medical benefits through a 501(c)(9) Trust. The Group Life Insurance Plan provides life insurance to substantially all employees of the Belk Companies and is fully insured through a contract issued by an insurance company. Contributions by the Company under the Belk Employees' Group Medical Plan and the Group Life Insurance Plan amounted to approximately $12,747, $12,268 and $12,311 in fiscal years 1995, 1996 and 1997, respectively.

     The Belk Profit Sharing Plan, a contributory, defined contribution multi-employer plan, provides benefits for substantially all employees of the Belk Companies. The costs of the plan generally represent 10% of profits, as defined, and amounted to approximately $12,589, $10,848 and $14,003 in fiscal years 1995, 1996 and 1997, respectively.

     The Supplemental Executive Retirement Plan ("SERP") is a non-qualified defined benefit retirement plan which provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were approximately $1,529, $1,987 and $1,002 in fiscal years 1995, 1996 and 1997, respectively. The effective discount rate used in determining the net periodic SERP cost is 8.5% for fiscal years

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

1995 and 1996, and 7.25% for fiscal year 1997. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

     Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the plan have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates between 9% and 15%. Total interest expense related to this plan and charged to operations was approximately $2,425, $2,598 and $2,768 in fiscal years 1995, 1996 and 1997, respectively.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments which are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and lines of credit, carrying values approximate fair values. The fair value of other financial instruments are as follows:

                                      FEBRUARY 3, 1996              FEBRUARY 1, 1997              NOVEMBER 1, 1997
                                 ---------------------------   ---------------------------   ---------------------------
                                                                                                     (UNAUDITED)
                                 CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                 --------------   ----------   --------------   ----------   --------------   ----------
Notes payable.................      $104,840       $104,840       $139,552       $138,993       $ 90,330       $ 89,696
Long-term debt (excluding
  capitalized leases).........       169,264        172,685        207,496        209,487        231,841        234,204
Interest rate swap
  agreements..................            --             --             --             --             --         (3,775)
Investment securities.........        33,210         33,888         32,781         33,267         35,636         36,125

     The fair value of the Company's fixed rate long-term debt and notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying values of the Company's variable rate long-term debt and notes payable are reasonable estimates of fair value.

     The fair value of interest rate swap agreements is the estimated amount that the Company would pay to terminate the swap agreement, taking into account current credit worthiness of the swap counterparties.

(16) RELATED PARTY TRANSACTIONS

     The Company owns a 37% interest in Belk-Simpson, an affiliated retail company. The Company has outstanding receivable balances from Belk-Simpson of $15,040, $10,541 and $8,028 at February 3, 1996, February 1, 1997 and November
1, 1997, respectively, which are included in prepaid expenses and other current assets in the combined balance sheets. The Company also has a loan payable to Belk-Simpson which is included in deferred compensation and other non-current liabilities in the combined balance sheets. The outstanding balances on this loan are $5,626, $7,851 and $7,851 at February 3, 1996, February 1, 1997 and
November 1, 1997, respectively.

     Various officers and directors of the Company have outstanding loans with the Company at a fixed rate of 7.5%. The balances of these loans are $2,929 and $2,226 as of February 3, 1996 and February 1, 1997, respectively. Various officers, directors and employees of the Company have demand deposits with the Company. The deposits are invested in highly liquid securities and other investments and earn interest at the 30 day secondary CD rate less 50 basis points. The aggregate amount of demand deposits are $5,059, $4,065 and $5,669 at February 3, 1996, February 1, 1997 and November 1, 1997, respectively.


     On November 21, 1996, several directors, executive officers, and their families sold 6,601.33 shares of common stock of the corporations that owned and operated the 42 Leggett stores acquired in the Leggett acquisition to Belk of Virginia, Inc. for $6,019.



     On April 19, 1996 and April 23, 1996, Belk Finance Company guaranteed two bank loans made to two directors and executive officers, both in the amount of $800. Each loan bears interest at the prime rate

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)


established by the Federal Reserve Bank, less 0.5% per annum, payable quarterly, and are due on May 1, 1998. At November 1, 1997, these loans had outstanding balances of $156 and $197.



     On August 1, 1997, Belk Finance Company guaranteed a $5,000 bank loan made to Brothers Investment Company. This loan bears interest at the prime rate as established by the Federal Reserve Bank, less 0.5% per annum, payable monthly, and is due on July 31, 1998. At November 1, 1997, this loan had an outstanding balance of $5,000. John M. Belk, the current Chairman of the Board of all of the Belk Companies, owns 50% of Brothers Investment Company and is a director of Brothers Investment Company. The estate of Thomas M. Belk, of which John M. Belk is a co-executor, owns the remaining 50% of Brothers Investment Company.


(17) SUBSEQUENT EVENT

     On November 14, 1997, the Company entered into an agreement with two banks to consolidate its seasonal borrowings. The agreement provides for a one year seasonal line of credit of $164,000. The line will be reduced to $128,500 on January 31, 1998 and will expire on September 30, 1998.

(18) THE BELK COMPANIES

     The following related entities (referred to in note 1) are included in the Belk Companies:

     Belk-Simpson Company of Paragould, Arkansas, Inc., Belk Department Store of Stuttgart, Ark., Inc., Belk-Lindsey Stores, Inc., Belk's Department Store of Albany, Georgia, Belk of Americus, Ga., Inc., Belk of Athens, Ga., Inc., Belk-Simpson Co., of Bainbridge, Ga., Inc., Belk of Canton, Ga., Inc., Belk-Rhodes Company, of Carrollton, Ga., Belk's Department Store of Cartersville, Georgia, Incorporated, Belk of Cornelia, Ga., Inc., Belk of Covington, Ga., Inc., Belk of Dalton, Ga., Inc., Belk-Matthews Company of Dublin, Georgia, Belk of Hartwell, Ga., Inc., Belk of LaGrange, Ga., Inc., Belk of Lawrenceville, Ga., Inc., Belk-Matthews Company of Macon, Georgia, Belk-Matthews Company of Milledgeville, Ga., Inc., Belk of Monroe, Ga., Inc., Belk of Newnan, Ga., Inc., Belk-Rhodes Company, (Rome, Georgia), Belk of Statesboro, Ga., Inc., Belk of Thomaston, Ga., Inc., Belk of Toccoa, Ga., Inc., Belk-Matthews Company, Vidalia, Georgia, Inc., Belk of Washington, Ga., Inc., Belk of Waycross, Ga., Inc., Belk-Simpson Company of Corbin, Kentucky, Incorporated, Belk-Simpson Company of Harlan, Kentucky, Incorporated, Belk of Miss., Inc., Belk Department Store of Ahoskie, N.C., Inc., Belk's Department Store of Albemarle, North Carolina, Incorporated, Belk of Asheboro, N.C., Inc., Belk's Department Store of Asheville, North Carolina, Incorporated, Belk-Matthews Company, Belk's Department Store of Boone, North Carolina, Incorporated, Belk's Department Store of Brevard, N.C. Incorporated, Belk-Beck Company of Burlington, North Carolina, Inc., Belk Brothers Company, Belk Enterprises, Inc., Belk-Matthews Company of Cherryville, N.C., Incorporated, Belk Department Store of Clinton, N.C., Inc., Belk's Department Store of Dunn, North Carolina, Incorporated, Belk Department Store of Eden, N.C., Inc., Belk Department Store of Elkin, N.C., Inc., Belk Department Store of Forest City, N.C., Inc., Hudson-Belk Co. of Fuquay-Varina, N.C., Inc., Matthews-Belk Company, Belk Department Store of Greenville, N.C., Inc., Belk-Simpson Company of Hendersonville, N.C., Incorporated, Belk Department Store of Hickory, N.C., Inc., Belk-Beck Co. of High Point, N.C., Inc., Belk's Department Store of Jacksonville, N.C., Inc., Belk's Department Store of Lenoir, North Carolina, Incorporated, Belk Department Store of Lincolnton, N.C., Inc., Belk Brothers of Monroe, North Carolina, Incorporated, Belk's Department Store of Morehead City, N.C., Inc., Belk's Department Store of Mount Airy, North Carolina, Incorporated, Belk's Department Store of New Bern, N.C., Incorporated, Hudson-Belk Company, Belk Department Store of Reidsville, N.C., Inc., Belk's Department Store of Rockingham, N.C., Incorporated, Belk-Harry Company -- Salisbury, N.C., Belk Department Store of Shelby, N.C., Inc., Belk of Siler City, N.C., Inc., Belk Department Store of Waynesville, N.C., Inc., Belk Department Store of Wilkesboro, N.C., Inc., Belk's Department Store, Incorporated of Aiken, South Carolina, Gallant-Belk Company, Belk's Department Store of Batesburg, S.C., Inc., Belk-Simpson Company, Incorporated of Beaufort, South Carolina, Belk's Department Store of Camden, S.C., Incorporated, Belk

                               THE BELK COMPANIES

                             (DOLLARS IN THOUSANDS)

Department Store of Charleston, S.C., Inc., Belk's Department Store of Conway, S.C., Incorporated, Belk's Department Store of Florence, S.C., Incorporated, Belk's Department Store of Gaffney, South Carolina, Incorporated, Belk of Georgetown, S.C., Inc., Belk Department Store of Greenwood, S.C., Inc., Belk's Department Store of Hartsville, S.C., Incorporated, Belk's Department Store, Incorporated, of Lake City, South Carolina, Belk's Department Store of Lancaster, S.C., Inc., Belk's Department Store of Laurens, South Carolina, Incorporated, Belk of Orangeburg, S.C., Inc., Belk of Seneca, S.C., Inc., Belk of Spartanburg, S.C., Inc., Belk of Union, S.C., Inc., Belk of Walterboro, S.C., Inc., Belk's Department Store of Winnsboro, S.C., Incorporated, Parks-Belk Company of Clarksville, Tennessee, Belk Department Store of Greenville, Texas, Inc., Belk's Department Store of Paris, Texas, Inc., Parks-Belk Company, Incorporated, Belk of Danville, Va., Inc., Belk of Lynchburg, Va., Inc., Belk Stores of Virginia, Inc., Belk of Roanoke, Va., Inc., Belk of South Boston, Va., Inc., Belk of Dawson, Ga., Inc., Belk of Elberton, Ga., Inc., Belk of Thomson, Ga., Inc., Belk Department Store of Edenton, N.C., Inc., Belk of Thomasville, N.C., Inc., Belk's Department Store of Chesterfield, S.C., Incorporated, Belk's Department Store of Columbia, South Carolina, Incorporated, Belk Finance Company, Belk-Simpson Realty Company, Belk of Lawrenceville, Va., Inc., Belk Realty of Radford, Va., Inc., Belk Realty of Staunton, Va., Inc., Belk Outlet Center, Inc., Belk of St. Augustine, Fla., Inc., Belk-Simpson Company of Somerset, Kentucky, Incorporated, Belk Stores of Maryland, Inc., Belk Charlotte, Inc., Belk Department Store of Greensboro, N.C., Inc., Belk of Roanoke Rapids, N.C., Inc., Belk Department Store of North Augusta, S.C., Inc., Belk's Department Store of Rock Hill, S.C., Incorporated, Belk Department Store of Chattanooga, Tennessee, Incorporated, Parks-Belk Company of Wise, Virginia, Incorporated, Belk of West Virginia, Inc., Belk Brothers Properties, Inc., Belk Investment Company, Belk of Virginia, Inc., Belk of Delaware, Inc., Archdale Advertising Agency, Inc., Belk Leasing Company, Belk Stores Services, Inc., United Electronic Services, Inc., Belk Stores Mutual Insurance Company, The Belk Center, Inc., Belk International, Inc., and TAGS Stores, LLC.

                                    ANNEX A

                               THE BELK COMPANIES

                                                               REQUIRED
                                                              SHAREHOLDER
BELK COMPANY                                                     VOTE
------------                                                  -----------
Belk-Simpson Company of Paragould, Arkansas, Inc............  Two-thirds
Belk Department Store of Stuttgart, Ark., Inc...............  Two-thirds
Belk-Lindsey Stores, Inc....................................   Majority
Belk's Department Store of Albany, Georgia..................   Majority
Belk of Americus, Ga., Inc..................................   Majority
Belk of Athens, Ga., Inc....................................   Majority
Belk-Simpson Co., of Bainbridge, Ga., Inc...................   Majority
Belk of Canton, Ga., Inc....................................   Majority
Belk-Rhodes Company, of Carrollton, Ga......................   Majority
Belk's Department Store of Cartersville, Georgia,
  Incorporated..............................................   Majority
Belk of Cornelia, Ga., Inc..................................   Majority
Belk of Covington, Ga., Inc.................................   Majority
Belk of Dalton, Ga., Inc....................................   Majority
Belk-Matthews Company of Dublin, Georgia....................   Majority
Belk of Hartwell, Ga., Inc..................................   Majority
Belk of LaGrange, Ga., Inc..................................   Majority
Belk of Lawrenceville, Ga., Inc.............................   Majority
Belk-Matthews Company of Macon, Georgia.....................   Majority
Belk-Matthews Company of Milledgeville, Ga., Inc............   Majority
Belk of Monroe, Ga., Inc....................................   Majority
Belk of Newnan, Ga., Inc....................................   Majority
Belk-Rhodes Company, (Rome, Georgia)........................   Majority
Belk of Statesboro, Ga., Inc................................   Majority
Belk of Thomaston, Ga., Inc.................................   Majority
Belk of Toccoa, Ga., Inc....................................   Majority
Belk-Matthews Company, Vidalia, Georgia, Inc................   Majority
Belk of Washington, Ga., Inc................................   Majority
Belk of Waycross, Ga., Inc..................................   Majority
Belk-Simpson Company of Corbin, Kentucky, Incorporated......   Majority
Belk-Simpson Company of Harlan, Kentucky, Incorporated......   Majority
Belk of Miss., Inc..........................................   Majority
Belk Department Store of Ahoskie, N.C., Inc.................   Majority
Belk's Department Store of Albemarle, North Carolina,
  Incorporated..............................................   Majority
Belk of Asheboro, N.C., Inc.................................   Majority
Belk's Department Store of Asheville, North Carolina,
  Incorporated..............................................   Majority
Belk-Matthews Company.......................................   Majority
Belk's Department Store of Boone, North Carolina,
  Incorporated..............................................   Majority
Belk's Department Store of Brevard, N.C., Incorporated......   Majority
Belk-Beck Company of Burlington, North Carolina, Inc........   Majority
Belk Brothers Company.......................................   Majority
Belk Enterprises, Inc.......................................   Majority
Belk-Matthews Company of Cherryville, N.C., Incorporated....   Majority
Belk Department Store of Clinton, N.C., Inc.................   Majority
Belk's Department Store of Dunn, North Carolina,
  Incorporated..............................................   Majority
Belk Department Store of Eden, N.C., Inc....................   Majority
Belk Department Store of Elkin, N.C., Inc...................   Majority
Belk Department Store of Forest City, N.C., Inc.............   Majority

                                                               REQUIRED
                                                              SHAREHOLDER
BELK COMPANY                                                     VOTE
------------                                                  -----------
Hudson-Belk Co. of Fuquay-Varina, N.C., Inc.................   Majority
Matthews-Belk Company.......................................   Majority
Belk Department Store of Greenville, N.C., Inc..............   Majority
Belk-Simpson Company of Hendersonville, N.C.,
  Incorporated..............................................   Majority
Belk Department Store of Hickory, N.C., Inc.................   Majority
Belk-Beck Co. of High Point, N.C., Inc......................   Majority
Belk's Department Store of Jacksonville, N.C., Inc..........   Majority
Belk's Department Store of Lenoir, North Carolina,
  Incorporated..............................................   Majority
Belk Department Store of Lincolnton, N.C., Inc..............   Majority
Belk Brothers of Monroe, North Carolina, Incorporated.......   Majority
Belk's Department Store of Morehead City, N.C., Inc.........   Majority
Belk's Department Store of Mount Airy, North Carolina,
  Incorporated..............................................   Majority
Belk's Department Store of New Bern, N.C., Incorporated.....   Majority
Hudson-Belk Company.........................................   Majority
Belk Department Store of Reidsville, N.C., Inc..............   Majority
Belk's Department Store of Rockingham, N.C., Incorporated...   Majority
Belk-Harry Company..........................................   Majority
Belk Department Store of Shelby, N.C., Inc..................   Majority
Belk of Siler City, N.C., Inc...............................   Majority
Belk Department Store of Waynesville, N.C., Inc.............   Majority
Belk Department Store of Wilkesboro, N.C., Inc..............   Majority
Belk's Department Store, Incorporated of Aiken, South
  Carolina..................................................  Two-thirds
Gallant-Belk Company........................................  Two-thirds
Belk's Department Store of Batesburg, S.C., Inc.............  Two-thirds
Belk-Simpson Company, Incorporated of Beaufort, South
  Carolina..................................................  Two-thirds
Belk's Department Store of Camden, S.C., Incorporated.......  Two-thirds
Belk Department Store of Charleston, S.C., Inc..............  Two-thirds
Belk's Department Store of Conway, S.C., Incorporated.......  Two-thirds
Belk's Department Store of Florence, S.C., Incorporated.....  Two-thirds
Belk's Department Store of Gaffney, South Carolina,
  Incorporated..............................................  Two-thirds
Belk of Georgetown, S.C., Inc...............................  Two-thirds
Belk-Simpson Company, Greenville, South Carolina............  Two-thirds
Belk Department Store of Greenwood, S.C., Inc...............  Two-thirds
Belk's Department Store of Hartsville, S.C., Incorporated...  Two-thirds
Belk's Department Store, Incorporated, of Lake City, South
  Carolina..................................................  Two-thirds
Belk's Department Store of Lancaster, S.C., Inc.............  Two-thirds
Belk's Department Store of Laurens, South Carolina,
  Incorporated..............................................  Two-thirds
Belk of Orangeburg, S.C., Inc...............................  Two-thirds
Belk of Seneca, S.C., Inc...................................  Two-thirds
Belk of Spartanburg, S.C., Inc..............................  Two-thirds
Belk's Department Store of Union, S.C., Incorporated........  Two-thirds
Belk of Walterboro, S.C., Inc...............................  Two-thirds
Belk's Department Store of Winnsboro, S.C., Incorporated....  Two-thirds
Parks-Belk Company of Clarksville, Tennessee................   Majority
Belk Department Store of Greenville, Texas, Inc.............  Two-thirds
Belk's Department Store of Paris, Texas, Inc................  Two-thirds
Parks-Belk Company, Incorporated............................  Two-thirds
Belk of Danville, Va., Inc..................................  Two-thirds
Belk of Lynchburg, Va., Inc.................................  Two-thirds
Belk Stores of Virginia, Inc................................  Two-thirds

                                                               REQUIRED
                                                              SHAREHOLDER
BELK COMPANY                                                     VOTE
------------                                                  -----------
Belk of Roanoke, Va., Inc...................................  Two-thirds
Belk of South Boston, Va., Inc..............................  Two-thirds
Belk of Dawson, Ga., Inc....................................   Majority
Belk of Elberton, Ga., Inc..................................   Majority
Belk of Thomson, Ga., Inc...................................   Majority
Belk Department Store of Edenton, N.C., Inc.................   Majority
Belk of Thomasville, N.C., Inc..............................   Majority
Belk's Department Store of Chesterfield, S.C.,
  Incorporated..............................................  Two-thirds
Belk's Department Store of Columbia, South Carolina,
  Incorporated..............................................  Two-thirds
Belk Finance Company........................................   Majority
Belk-Simpson Realty Company.................................  Two-thirds
Belk of Lawrenceville, Va., Inc.............................  Two-thirds
Belk Realty of Radford, Va., Inc............................  Two-thirds
Belk Realty of Staunton, Va., Inc...........................  Two-thirds
Belk Outlet Center, Inc.....................................  Two-thirds

                        THE SURVIVING BELK SUBSIDIARIES

          Belk of St. Augustine, Fla., Inc.
          Belk-Simpson Company of Somerset, Kentucky, Incorporated
          Belk Stores of Maryland, Inc.
          Belk Charlotte, Inc.
          Belk Department Store of Greensboro, N.C., Inc.
          Belk of Roanoke Rapids, N.C., Inc.
          Belk Department Store of North Augusta, S.C., Inc.
          Belk's Department Store of Rock Hill, S.C., Incorporated
          Belk Department Store of Chattanooga, Tennessee, Incorporated Parks-Belk Company of Wise, Virginia, Incorporated
          Belk of West Virginia, Inc.
          Belk Brothers Properties, Inc.
          Belk Investment Company
          Belk of Virginia, Inc.
          Belk of Delaware, Inc.
          *Archdale Advertising Agency, Inc.
          *Belk Leasing Company
          *Belk Stores Services, Inc.
          *United Electronic Services, Inc.
          *Belk Stores Mutual Insurance Company
          *The Belk Center, Inc.
          *Belk International, Inc.

          *Belk Funding, LLC


          *TAGS Stores, LLC


---------------
* These Surviving Belk Subsidiaries are not expected to be merged into New Belk following the consummation of the Reorganization.

                                     ANNEX B

                       PLAN AND AGREEMENT OF REORGANIZATION

                                      BY AND

                                      AMONG

                                   BELK, INC.,

                               BELK ACQUISITION CO.

                                       AND

                           THE SEPARATE BELK COMPANIES
                               LISTED ON EXHIBIT A

                                   Dated as of
                                November 25, 1997

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
ARTICLE 1  THE REORGANIZATION.........................................   B-4
     1.1  The Reorganization..........................................   B-4
     1.2  Conversion of Shares........................................   B-5
     1.3  Exchange of Certificates....................................   B-6
     1.4  Dividends...................................................   B-7
     1.5  Escheat Laws................................................   B-7
     1.6  Closing of Company Transfer Books...........................   B-7
ARTICLE 2  CLOSING....................................................   B-7
     2.1  Time and Place of Closing...................................   B-7
ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF EACH BELK COMPANY........   B-7
     3.1  Organization, Good Standing and Power.......................   B-7
     3.2  Authorization; Enforceability...............................   B-8
     3.3  Investigation by Company....................................   B-8
     3.4  Information in Disclosure Documents.........................   B-8
ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF NEW BELK.................   B-8
     4.1  Organization, Good Standing and Power.......................   B-8
     4.2  Capitalization..............................................   B-9
     4.3  Authority; Enforceability...................................   B-9
     4.4  Investigation by New Belk...................................   B-9
ARTICLE 5  CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME; CERTAIN
           COVENANTS..................................................  B-10
     5.1  Conduct of Business Pending Merger..........................  B-10
     5.2  Belk-Simpson Reorganization.................................  B-10
     5.3  Takeover Statutes...........................................  B-11
     5.4  Consents....................................................  B-11
     5.5  Further Assurances..........................................  B-11
     5.6  Notice; Efforts to Remedy...................................  B-11
     5.7  Registration Statement; Stockholder Approvals...............  B-11
     5.8  Expenses....................................................  B-12
     5.9  Indemnification of Officers and Directors...................  B-12
    5.10  Tax Treatment...............................................  B-12
    5.11  Confidentiality.............................................  B-12
    5.12  No Solicitation of Transactions.............................  B-12
    5.13  Dividends...................................................  B-13
ARTICLE 6  CONDITIONS PRECEDENT TO MERGER.............................  B-13
     6.1  Conditions to Each Party's Obligations......................  B-13
     6.2  Conditions to Obligations of the Belk Companies.............  B-13
     6.3  Conditions to Obligations of New Belk and New Belk Sub......  B-14
     6.4  Conditions to Obligations of Belk-Simpson...................  B-14
ARTICLE 7  TERMINATION AND ABANDONMENT OF THE REORGANIZATION..........  B-14
     7.1  Termination.................................................  B-14
     7.2  Effect of Termination and Abandonment.......................  B-15
ARTICLE 8  MISCELLANEOUS..............................................  B-15
     8.1  Waiver and Amendment........................................  B-15
          Non-Survival of Representations, Warranties and
     8.2  Agreements..................................................  B-16
     8.3  Notices.....................................................  B-16
     8.4  Descriptive Headings; Interpretation........................  B-16
     8.5  Counterparts................................................  B-16

                                                                        PAGE
                                                                        ----
     8.6  Entire Agreement............................................  B-16
     8.7  Governing Law...............................................  B-17
     8.8  Severability................................................  B-17
     8.9  Enforcement of Agreement....................................  B-17
    8.10  Assignment..................................................  B-17
    8.11  Limited Liability...........................................  B-17
    8.12  Consent to Jurisdiction; Service of Process.................  B-17

                      PLAN AND AGREEMENT OF REORGANIZATION

     THIS PLAN AND AGREEMENT OF REORGANIZATION (this "Agreement"), dated as of November 25, 1997, by and among BELK, INC., a Delaware corporation ("New Belk"), BELK ACQUISITION CO., a South Carolina corporation ("New Belk Sub"), and each of the Belk companies identified on Exhibit A attached hereto (each a "Belk Company" and, collectively, the "Belk Companies").

     WHEREAS, the respective Boards of Directors of each Belk Company, New Belk and New Belk Sub have approved and declared advisable the merger of (a) each Belk Company (other than Belk-Simpson Company, Greenville, South Carolina ("Belk-Simpson)) with and into New Belk and (b) the merger of New Belk Sub, a wholly owned subsidiary of New Belk, with and into Belk-Simpson (the "Belk-Simpson Merger") (for each Belk Company other than Belk-Simpson, the "Merger," and collectively, the "Mergers" or the "Reorganization") pursuant to:
(i) the applicable provisions of the Delaware General Corporation Law (the "DGCL"); (ii) the applicable provisions of the state laws identified on Exhibit A attached hereto (for each Belk Company, the "Applicable State Corporate Law," and collectively, the "Applicable State Corporate Laws") pursuant to which each such Belk Company has been organized; and (iii) the terms and provisions of this Agreement and the transactions contemplated hereby;

     WHEREAS, the respective Boards of Directors of New Belk, New Belk Sub and each Belk Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is fair to and in the best interests of their respective stockholders;

     WHEREAS, for federal income tax purposes, it is intended that each Merger other than the Belk-Simpson Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Belk-Simpson Merger shall qualify as an exchange under Section 351(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization; and

     WHEREAS, the Reorganization described herein is subject to the approval of the stockholders of each Belk Company and applicable state and federal authorities, and satisfaction of certain other conditions described in this Agreement.

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, the parties agree as follows:

                                   ARTICLE 1

                               THE REORGANIZATION

1.1 THE REORGANIZATION

     (a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the provisions of this Agreement, the DGCL and the Applicable State Corporate Laws, each Belk Company (other than Belk-Simpson) shall be merged with and into New Belk, which shall be the surviving corporation in each Merger, and the separate corporate existence of each such Belk Company shall cease. Subject to the provisions of this Agreement, a certificate of merger (the "Delaware Certificate of Merger") shall be duly prepared, executed and acknowledged by New Belk and thereafter delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL on the Closing Date (as defined in Section 2.1). Subject to the provisions of this Agreement, a certificate of merger or articles of merger, as provided in the Applicable State Corporate Laws for each such Belk Company (other than Belk-Simpson) shall be duly prepared, executed and acknowledged by each such Belk Company and thereafter delivered to the Secretary of State of the state set forth next to the name of each such Belk Company on Exhibit A (for each such Belk Company, the "Belk Company Certificate of Merger" and collectively, the "Belk Company Certificates of Merger"). Each Merger, and the Reorganization as a whole, shall become effective (the "Effective Time") immediately upon the last to be filed of (i) the Delaware Certificate of Merger with the

Secretary of State of the State of Delaware, (ii) the Belk Company Certificate of Merger relating to the Merger of such Belk Company, and (iii) the Belk-Simpson Certificate of Merger (defined below).

     (b) From and after the Effective Time, the Merger of each Belk Company (other than Belk-Simpson) shall have all the effects set forth in the DGCL and the Applicable State Corporate Laws. Without limiting the generality of the foregoing, and subject thereto, by virtue of each such Merger and in accordance with the DGCL and the Applicable State Corporate Laws, (i) all of the properties, rights, privileges, powers and franchises of each Belk Company (other than Belk-Simpson) shall vest in New Belk, (ii) all of the debts, liabilities and duties of each Belk Company (other than Belk-Simpson) shall become the debts, liabilities and duties of New Belk (other than debts, liabilities and duties of any such Belk Company owed to any other Belk Company), and (iii) all of the debts, liabilities and duties of each Belk Company (other than Belk-Simpson) owed to any other Belk Company shall be canceled and shall cease to exist.

     (c) The Certificate of Incorporation of New Belk in effect immediately prior to the Effective Time shall be amended and restated substantially in the form attached hereto as Exhibit B (the "Amended and Restated Certificate of Incorporation of New Belk") and thereafter shall remain the Certificate of Incorporation of New Belk until thereafter amended in accordance with the provisions thereof and the DGCL.

     (d) The Bylaws of New Belk in effect immediately prior to the Effective Time shall be amended and restated substantially in the form attached hereto as Exhibit C and thereafter shall remain the Bylaws of New Belk until altered, amended or repealed as provided therein, in the Certificate of Incorporation of New Belk and the DGCL.

     (e) The directors of New Belk at the Effective Time shall be the persons whose names are set forth on Exhibit D hereto, in each case until their respective successors are duly elected and qualified.

     (f) Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the provisions of this Agreement and the South Carolina Business Corporation Act of 1988 (the "SCBA"), New Belk Sub shall be merged with and into Belk-Simpson, which shall be the surviving corporation in such merger, and the separate corporate existence of New Belk Sub shall cease. Subject to the provisions of this Agreement, a certificate of merger (the "Belk-Simpson Certificate of Merger") shall be duly prepared, executed and acknowledged by Belk-Simpson and thereafter delivered to the Secretary of State of the State of South Carolina for filing as provided in the SCBA on the Closing Date. From and after the Effective Time, the Belk-Simpson Merger shall have all the effects set forth in the SCBA. Without limiting the generality of the foregoing, and subject thereto, by virtue of the Belk-Simpson Merger and in accordance with the SCBA , (i) all of the properties, rights, privileges, powers and franchises of New Belk Sub shall vest in Belk-Simpson and (ii) all of the debts, liabilities and duties of New Belk Sub shall become the debts, liabilities and duties of Belk-Simpson.

     (g) The Certificate of Incorporation of Belk-Simpson in effect immediately prior to the Effective Time shall remain the Certificate of Incorporation of Belk-Simpson until thereafter amended in accordance with the provisions thereof and the SCBA.

     (h) The Bylaws of Belk-Simpson in effect immediately prior to the Effective Time shall remain the Bylaws of Belk-Simpson until altered, amended or repealed as provided therein, in the Certificate of Incorporation of Belk-Simpson and the SCBA.

     1.2 Conversion of Shares. As of the Effective Time, by virtue of the Mergers (including the Belk-Simpson Merger) and without any action on the part of any holder thereof:

          (a) Subject to Section 1.2(c), each share of common stock of each Belk Company and each share of any other capital stock of such Belk Company that is owned (i) by such Belk Company as treasury stock, (ii) by New Belk, or
     (iii) by another Belk Company other than Belk-Simpson shall be canceled and retired and shall cease to exist and no stock of New Belk or other consideration shall be delivered in exchange therefor.

          (b) Subject to Section 1.3(b), each outstanding share of common stock of each Belk Company that is issued and outstanding and owned by shareholders other than Belk-Simpson immediately prior to the

     Effective Time (other than shares to be canceled in accordance with Section 1.2(a)) shall be converted into a right to receive a number (the "Exchange Ratio") of shares, or fraction thereof, of Class A common stock, $.01 par value per share, of New Belk ("New Belk Class A Common Stock") as specified in Exhibit A. All such shares of common stock of each Belk Company other than Belk-Simpson, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Shares of common stock of Belk-Simpson, when converted into the right to receive shares of New Belk Class A Common Stock, shall not be canceled, retired or otherwise cease to exist; rather, such shares will be transferred, by operation of the Belk-Simpson Merger, to New Belk. Each outstanding share of common stock of Belk Department Store of Camden, S.C., Incorporated, Parks-Belk Company of Clarksville, Tennessee, Belk-Simpson Realty Company and TAGS Stores, LLC that is issued and outstanding and that is owned by Belk-Simpson immediately prior to the Effective Time shall be converted into the right to receive 44,866.5, 120,155.4, 1,208.8 and 79,811.3 shares of New Belk Class A Common Stock, respectively. Each certificate previously representing shares of common stock of any Belk Company (a "Certificate") shall thereafter represent the right to receive that number of shares of New Belk Class A Common Stock into which such shares of each Belk Company common stock have been converted. Certificates previously representing shares of each Belk Company's common stock shall be exchanged for certificates representing whole shares of New Belk Class A Common Stock issued in consideration therefor upon the surrender of such Certificates in accordance with Section 1.3, without interest. After adding all fractions of shares of New Belk Class A Common Stock received by a shareholder of any Belk Company in each Merger, any fraction of a share of New Belk Class A Common Stock remaining shall be rounded upward to a whole share of New Belk Class A Common Stock.


          (c) If, after the date hereof and prior to the Effective Time, New Belk shall have declared a stock split (including a reverse split) of New Belk Class A Common Stock or a dividend payable in New Belk Class A Common Stock or any other similar transaction, then the Exchange Ratio shall be appropriately adjusted to reflect such stock split or dividend or similar transaction.

     1.3 Exchange of Certificates. (a) As soon as practicable after the Effective Time, New Belk shall mail to each holder of record of common stock of any of the Belk Companies (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to New Belk accompanied by a properly executed letter of transmittal and shall be in such form and have such other provisions as New Belk may reasonably specify), and (ii) instructions for use in effecting the surrender of such Certificates in exchange for certificates representing shares of New Belk Class A Common Stock (the "New Belk Certificates") issuable pursuant to Section 1.2 in exchange for outstanding shares of common stock of each Belk Company. Upon the surrender to New Belk of one or more Certificates representing such shares of Belk Company common stock for cancellation or exchange, together with such letter of transmittal, duly executed, the holder will be entitled to receive New Belk Certificates representing that number of whole shares of New Belk Class A Common Stock to be issued in respect of the aggregate number of such shares of such Belk Company's common stock previously represented by the Certificates surrendered based upon the Exchange Ratio (or, in the case of Belk-Simpson, based upon the number of shares of New Belk Class A Common Stock to which it is entitled pursuant to
Section 1.2(b)).

     (b) No certificate or scrip representing fractional shares of New Belk Class A Common Stock shall be issued upon the surrender for exchange of Certificates. All fractional shares of New Belk Class A Common Stock that a holder of common stock of a Belk Company would otherwise be entitled to receive as a result of any of the Mergers or the Belk-Simpson Merger shall be aggregated as provided in Section 1.2(b) hereof.

     (c) If a New Belk Certificate is to be sent to a person other than the person in whose name the Certificates for shares of Belk Company common stock surrendered for exchange are registered, it shall be a condition of the exchange that the person requesting such exchange shall pay to New Belk any transfer or other taxes required by reason of the delivery of such New Belk Certificate to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of New Belk that such tax has been paid or is not applicable.

     (d) The shares of New Belk Class A Common Stock issued upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such shares of common stock of a Belk Company.

     1.4 Dividends. No dividends or other distributions that are declared or made after the Effective Time with respect to New Belk Class A Common Stock payable to holders of record thereof after the Effective Time shall be paid to any holder of common stock in any Belk Company entitled to receive New Belk Certificates representing New Belk Class A Common Stock until such stockholder has properly surrendered such stockholder's Certificates. Upon such surrender, there shall be paid to the stockholder in whose name the New Belk Certificates shall be issued any dividends which shall have become payable with respect to such New Belk Class A Common Stock between the Effective Time and the time of such surrender, without interest. After such surrender, there shall also be paid to the stockholder in whose name the New Belk Certificates shall be issued any dividend on such New Belk Class A Common Stock that shall have a record date subsequent to the Effective Time and prior to such surrender and a payment date after such surrender; provided that such dividend payments shall be made on such payment dates. In no event shall the stockholders entitled to receive such dividends be entitled to receive interest on such dividends.

     1.5 Escheat Laws. Notwithstanding any other provision of this Article 1, neither New Belk, the Belk Companies or any other party hereto shall be liable to any holder of Belk Company common stock for any New Belk Class A Common Stock, or dividends or distributions thereon, delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

     1.6 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of each Belk Company shall be closed and no transfer of any of the common stock of any of the Belk Companies shall thereafter be made. If, after the Effective Time, Certificates are presented to New Belk, they shall, when accompanied by proper documentation, be exchanged for New Belk Class A Common Stock in the manner provided in this Article 1.

                                   ARTICLE 2

                                    CLOSING

     2.1 Time and Place of Closing. Unless otherwise mutually agreed upon in writing by New Belk and the Belk Companies, the closing of the Reorganization (the "Closing") will be held at 10:00 a.m., local time, on the later of (i) April 1, 1998, and (ii) the second business day following the date that all of the conditions precedent specified in this Agreement have been (or will be at the Closing) satisfied or waived by the party or parties permitted to do so (such date being referred to hereinafter as the "Closing Date"). The place of Closing shall be at the offices of Belk Stores Services, Inc. at 2801 West Tyvola Road, Charlotte, North Carolina 28217, or at such other place as may be agreed between New Belk and the Belk Companies.

                                   ARTICLE 3

              REPRESENTATIONS AND WARRANTIES OF EACH BELK COMPANY

     Each Belk Company hereby represents and warrants to New Belk as follows:

     3.1 Organization, Good Standing and Power. Each Belk Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Belk Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on any Belk Company (as defined below). Each Belk Company has delivered to New Belk complete and correct copies of its articles or certificate of incorporation and bylaws or other organizational documents and all amendments thereto to the date hereof. As used in this Agreement, the phrase "Material Adverse Effect on Belk Company" means as to a particular Belk Company a material adverse effect on (a) the financial condition, business or results of operations of such Belk Company and its subsidiaries (if any) on a consolidated basis or (b) the ability of such Belk Company to consummate the transactions contemplated by this Agreement.

     3.2 Authority; Enforceability. Each Belk Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the approval of this Agreement by the stockholders of each Belk Company and, to the extent applicable, subject to compliance with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Subject to such approval and compliance, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each Belk Company, and this Agreement has been duly executed and delivered by each Belk Company and constitutes the valid and binding obligation of such Belk Company, enforceable against it in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) subject to general principles of equity.

     3.3 Investigation by Company.  In entering into this Agreement, each Belk
Company:

          (a) acknowledges that none of New Belk or any of its directors, shareholders, officers, employees, affiliates, agents or representatives has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to such Belk Company or its agents or representatives prior to the execution of this Agreement; and

          (b) agrees, to the fullest extent permitted by law, that none of New Belk or any of its directors, shareholders, officers, employees, affiliates, agents or representatives shall have any liability or responsibility whatsoever to such Belk Company or any of its directors, shareholders, officers, employees, agents, affiliates or representatives on any basis (including, without limitation, in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made, to such Belk Company or its agents or representatives prior to the execution of this Agreement, except that the foregoing shall not apply (i) to the extent New Belk makes the specific representations and warranties set forth in Article 4 of this Agreement, but always subject to the limitations and restrictions contained in this Agreement, or (ii) to the extent New Belk or any of its directors, officers, employees, affiliates, agents or representatives commits fraud with respect to the information that it provides or makes available to such Belk Company or its agents or representatives.

     3.4 Information in Disclosure Documents. None of the information to be supplied by any of the Belk Companies for inclusion or incorporation by reference in the Proxy Statement (defined herein) or the Registration Statement (defined herein) filed by New Belk pursuant to the Securities Act (defined herein), as amended, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, at the time it becomes effective and at the Effective Time or, in the case of the Proxy Statement (defined herein) or any amendments or supplements thereto, at the Mailing Date (defined herein) of the Proxy Statement and any amendments or supplements thereto and at the time of the meetings of stockholders to be held in connection with the Mergers, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                                   ARTICLE 4

                   REPRESENTATIONS AND WARRANTIES OF NEW BELK

     New Belk hereby represents and warrants to each Belk Company as follows:

     4.1 Organization, Good Standing and Power. New Belk is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. New Belk Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of

South Carolina and has all requisite corporate power and authority to own, lease and operate its properties and to carry out its business as now being conducted. Each of New Belk and New Belk Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on New Belk (as defined below). As used in this Agreement, the phrase "Material Adverse Effect on New Belk" means a material adverse effect on (a) the financial condition, business or results of operations of New Belk or (b) the ability of New Belk to consummate the transactions contemplated by this Agreement.

     4.2 Capitalization. (a) The authorized capital stock of New Belk consists of (i) 200,000,000 shares of Class A Common Stock, $.01 par value per share, of which as of the date hereof one (1) share was issued and outstanding, (ii) 200,000,000 shares of Class B Common Stock, $.01 par value per share, of which as of the date hereof no shares are issued and outstanding, and (iii) 20,000,000 shares of Preferred Stock, $.01 par value per share, of which as of the date hereof no shares are issued and outstanding. The outstanding share of New Belk Class A Common Stock is duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All of the shares of New Belk Class A Common Stock to be issued in exchange for Belk Company common stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above, as of the date hereof, there were no shares of capital stock or other equity securities of New Belk outstanding, and there are no outstanding options, warrants or rights to purchase or acquire from New Belk any capital stock of New Belk, there are no existing registration covenants with New Belk with respect to outstanding shares of New Belk Class A Common Stock, and there are no convertible securities or other contracts, commitments, agreements, understandings, arrangements or restrictions by which New Belk is bound to issue any additional shares of its capital stock or other securities.

     (b) The authorized capital stock of New Belk Sub consists of 100 shares of common stock, $.01 par value per share, of which as of the date hereof one (1) share was issued and outstanding. The outstanding share of New Belk Sub common stock is duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth above, as of the date hereof, there were no shares of capital stock or other equity securities of New Belk Sub outstanding, and there were no outstanding options, warrants or rights to purchase or acquire from New Belk Sub any capital stock of New Belk Sub, there are no existing registration covenants with New Belk Sub with respect to outstanding shares of New Belk Sub common stock, and there are no convertible securities or other contracts, commitments, agreements, understandings, arrangements or restrictions by which New Belk Sub is bound to issue any additional shares of its capital stock or other securities.

     4.3 Authority; Enforceability. Each of New Belk and New Belk Sub has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the approval of this Agreement by the stockholders of New Belk and, to the extent applicable, subject to compliance with the provisions of the HSR Act. Subject to such approval and compliance, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of New Belk and New Belk Sub, and this Agreement has been duly executed and delivered by New Belk and New Belk Sub and constitutes the valid and binding obligation of New Belk and New Belk Sub, enforceable against New Belk and New Belk Sub in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and
(ii) subject to general principles of equity.

     4.4 Investigation by New Belk. Each of New Belk and New Belk Sub has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of each Belk Company and each acknowledges that it and its agents and representatives have been provided access to the properties, premises and records of each Belk Company for this purpose. In entering into this Agreement,

New Belk and New Belk Sub have relied solely upon its own investigation and analysis and the representations and warranties contained herein, and New Belk and New Belk Sub:

          (a) acknowledge that none of the Belk Companies or any of their directors, shareholders, officers, employees, affiliates, agents or representatives has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to New Belk or New Belk Sub or its agents or representatives prior to the execution of this Agreement; and

          (b) agree, to the fullest extent permitted by law, that none of such Belk Companies or any of its directors, shareholders, officers, employees, affiliates, agents or representatives shall have any liability or responsibility whatsoever to New Belk or New Belk Sub on any basis (including, without limitation, in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made, to New Belk or New Belk Sub or its agents or representatives prior to the execution of this Agreement, except that the foregoing shall not apply (i) to the extent any such Belk Company makes the specific representations and warranties set forth in Article 3 of this Agreement, but always subject to the limitations and restrictions contained in this Agreement, or (ii) to the extent any such Belk Company or any of its directors, shareholders, officers, employees, affiliates, agents or representatives commits fraud with respect to the information that it provides or makes available to such Belk Company or its agents or representatives.

                                   ARTICLE 5

                CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME;
                               CERTAIN COVENANTS

     5.1 Conduct of Business Pending Merger. (a) Each Belk Company agrees that from the date hereof to the Effective Time, except as contemplated by this Agreement or to the extent that New Belk shall otherwise consent in writing (which consent will not be unreasonably withheld or delayed), each Belk Company will operate its businesses only in the ordinary course and, consistent with such operation, will use reasonable efforts consistent with past practices to preserve their business organization intact, to keep available to it the goodwill of its customers and others with whom business relationships exist to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Effective Time, and will further exercise reasonable efforts to maintain their existing relationships with its employees.

     (b) Each Belk Company agrees that from the date hereof to the Effective Time, except as otherwise consented to by New Belk and New Belk Sub in writing (which consent will not be unreasonably withheld or delayed) or as permitted, required or contemplated by this Agreement, (i) it will not change any provision of its articles or certificate of incorporation or bylaws or similar governing documents; (ii) except as provided in Section 5.13, it will not make, declare or pay any dividend; and (iii) it will not make any distribution or directly or indirectly sell, issue, redeem, purchase or otherwise acquire, any shares of its outstanding capital stock, change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock.

     (c) New Belk and New Belk Sub agree that from the date hereof to the Effective Time, each of New Belk and New Belk Sub will conduct its respective operations only as contemplated hereby.

     5.2 Belk-Simpson Reorganization. Prior to the date (the "Mailing Date") that the Belk Companies mail the Proxy Statement to the shareholders in connection with the Stockholder Meetings (herein defined), Belk-Simpson shall complete the plan of reorganization which has been agreed to by Belk-Simpson and New Belk (the "Belk-Simpson Plan of Reorganization"). If Belk-Simpson has not completed the Belk-Simpson Plan of Reorganization prior to the Mailing Date, Belk-Simpson shall use its best efforts to take such alternative steps as may be agreed to by Belk-Simpson and New Belk so that, on the Effective Time, the assets of Belk-Simpson shall consist solely of the assets related to, and necessary for the conduct of, the retail department store business of Belk-Simpson as described in the Belk-Simpson Plan of Reorganization.

     5.3 Takeover Statutes. If any "fair price," "moratorium," "control share acquisition," "business combination," "stockholder protection" or similar antitakeover statute or regulation enacted under state or federal law shall become applicable to the Merger or any of the other transactions contemplated hereby, each of the Belk Companies, New Belk Sub and New Belk will grant such approvals and take such commercially reasonable actions so that each Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use commercially reasonable efforts to eliminate or minimize the effects of such statute or regulation on each such Merger and the other transactions contemplated hereby.

     5.4 Consents. Each of the Belk Companies, New Belk Sub and New Belk will use its commercially reasonable efforts to obtain the written consent or approval of each and every governmental authority and other regulatory body and each third party, the consent or approval of which shall be required in order to permit New Belk, New Belk Sub and such Belk Company to consummate the transactions contemplated by this Agreement.

     5.5 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto will promptly file and prosecute diligently the applications and related documents required to be filed by such party with applicable governmental authorities and regulatory bodies in order to effect the transactions contemplated hereby, including, to the extent applicable, filings under the HSR Act requesting early termination of the applicable waiting period. Each party hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement will take all such necessary action. Each of the parties hereto agrees to defend vigorously against any actions, suits or proceedings in which such party is named as defendant which seeks to enjoin, restrain or prohibit the transactions contemplated hereby or seeks damages with respect to such transactions.

     5.6 Notice; Efforts to Remedy. Each party hereto will promptly give written notice to the other parties hereto upon becoming aware of the impending occurrence of any event which would cause or constitute a breach of any of the representations, warranties or covenants of such party contained in this Agreement and shall use commercially reasonable efforts to prevent or promptly remedy the same. During the period from the date of this Agreement to the Effective Time, each Belk Company will cause one or more of its representatives to confer on a regular and frequent basis with representatives of New Belk and to report on the business, financial condition and results of operations of such Belk Company. Each Belk Company will promptly notify New Belk and New Belk Sub of any material change in the normal course of such Belk Company's business or in the operation of its properties or of the receipt by such Belk Company of notice of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or the receipt by such Belk Company of a notice of the institution or the threat of litigation involving such Belk Company and will keep New Belk and New Belk Sub fully informed with respect to such events.

     5.7 Registration Statement; Stockholder Approvals. (a) As soon as is reasonably practicable after the execution of this Agreement, New Belk shall prepare and file with the SEC a registration statement on Form S-4 with respect to the New Belk Class A Common Stock to be issued in each Merger, which registration statement shall also constitute a proxy statement of the Belk Companies (the "Registration Statement"). New Belk and the Belk Companies shall use commercially reasonable efforts to cause the Registration Statement to become effective under the Securities Act of 1933, as amended (the "Securities Act") as promptly as practicable after such filing and shall take all commercially reasonable actions required to be taken under any applicable state blue sky or securities laws in connection with the issuance of the shares of New Belk Class A Common Stock pursuant to this Agreement. Each party hereto shall furnish all information concerning it and the holders of its capital stock as the other party hereto may reasonably request in connection with such actions.

     (b) Each Belk Company shall call a meeting of its stockholders to be held as soon as practicable after the date hereof for the purpose of voting upon the Merger for such Belk Company and this Agreement (the

"Stockholder Meetings"). Each Belk Company shall mail the proxy statement contained in the Registration Statement (the "Proxy Statement") to its stockholders in connection with its Stockholder Meeting, and the Board of Directors of each Belk Company shall recommend to its stockholders the approval of the Merger for such Belk Company and this Agreement and use commercially reasonable efforts to obtain such stockholder approval.

     5.8 Expenses. All expenses incident to preparing for, entering into, and carrying out this Agreement and to consummating each Merger shall be paid by Belk Stores Services, Inc.

     5.9 Indemnification of Officers and Directors. (a) Until such time as the applicable statute of limitations shall have expired, New Belk shall provide with respect to each present or former director and officer of a Belk Company (the "Indemnified Parties") the indemnification rights (including any rights to advancement of expenses) which such Indemnified Parties had from such Belk Company immediately prior to the Merger, whether under applicable state law or the bylaws of such Belk Company or otherwise.

     (b) New Belk shall cause to be in effect at the Effective Time the current policies of directors' and officers' liability insurance maintained by each Belk Company; provided New Belk may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from facts or events which occurred at or before the Effective Time, and New Belk shall maintain such coverage for a period of six years after the Effective Time.

     (c) This Section 5.9 shall survive the Closing and is intended to benefit each Belk Company, New Belk and each of the Indemnified Parties and his or her heirs and representatives (each of whom shall be entitled to enforce this Section 5.9 against New Belk to the extent specified herein) and shall be binding on all successors and assigns of New Belk.

     5.10 Tax Treatment. Each of New Belk, New Belk Sub and the Belk Companies agree to treat each Merger (other than the Belk-Simpson Merger) as a reorganization within the meaning of Section 368(a) of the Code and to treat the Belk-Simpson Merger as an exchange qualifying under Section 351(a) of the Code. During the period from the date of this Agreement through the Effective Time, unless the parties shall otherwise agree in writing, neither New Belk, New Belk Sub nor any Belk Company shall knowingly take or fail to take any action which action or failure to act would jeopardize qualification of any Merger as a reorganization within the meaning of Section 368(a) of the Code or that would jeopardize the qualification of the Belk-Simpson Merger as an exchange qualifying under Section 351(a) of the Code.

     5.11 Confidentiality. Each of the Belk Companies, New Belk Sub and New Belk agree that it will not make any disclosures about the contents of this Agreement or negotiations relating to the proposed transactions or cause the contents thereof to be publicized in any manner whatsoever by way of interviews, responses to questions or inquiries, press releases or otherwise, or otherwise disclose any aspect or proposed aspect of the proposed transactions, without prior notice to and approval of the other parties, except as may otherwise be required by law. In the event that any party determines that it is required by law to make any such disclosure, it will notify the other parties prior to making such disclosure in order to permit the other parties to obtain an appropriate protective order.

     5.12 No Solicitation of Transactions. Until the valid termination of this Agreement, no Belk Company shall directly or indirectly, through any director, shareholder, officer, employee, affiliate, agent or representative, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or enter into negotiations of any type, directly or indirectly, or enter into a letter of intent or purchase agreement, merger agreement or other similar agreement with any person, firm or corporation with respect to a sale of any substantial portion of the assets of such Belk Company or a merger, consolidation, business combination, sale of all or any portion of the capital stock of such Belk Company, or the liquidation or similar extraordinary transaction with respect to such Belk Company. Each Belk Company shall notify the other parties in writing (as promptly as practicable) of all relevant terms of any proposals by a third party to do any of the foregoing which such Belk Company or any of its directors, shareholders, officers, employees, affiliates, agents or representatives may receive relating to any of such matters.

     5.13 Dividends. Each Belk Company may, in the discretion of its Board of Directors, pay dividends for fiscal year 1997 in amounts consistent with dividends paid for prior years, provided that (i) each Belk Company shall retain cash sufficient to meet normal working capital requirements and (ii) without the prior consent of New Belk, no Belk Company shall pay dividends in an aggregate amount in excess of the aggregate amount paid in dividends for fiscal year 1996.

                                   ARTICLE 6

                         CONDITIONS PRECEDENT TO MERGER

     6.1 Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger relating to such party shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

          (a) This Agreement and the Merger for each Belk Company shall have been approved and adopted by the affirmative vote or consent of the holders of at least the number of shares of outstanding common stock of such Belk Company specified in Exhibit A attached hereto.

          (b) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental authority or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained and shall be in full force and effect.

          (c) All authorizations, consents, waivers and approvals from third parties to contracts or other agreements to which any Belk Company, New Belk Sub or New Belk is a party, or by which either is bound, as may be required to be obtained by it in connection with the performance of this Agreement shall have been obtained and shall be in full force and effect.

          (d) To the extent applicable, early termination shall have been granted or applicable waiting periods shall have expired under the HSR Act.

          (e) No governmental authority or other regulatory body (including any court of competent jurisdiction) shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or in any way preventing or prohibiting the Merger or the transactions contemplated by this Agreement.

          (f) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose, or under the proxy rules of the SEC pursuant to the Exchange Act and with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC. At the effective date of the Registration Statement, the Registration Statement shall not contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, and, at the Mailing Date, the Proxy Statement shall not contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein not misleading.

     6.2 Conditions to Obligations of the Belk Companies. The obligations of each Belk Company to effect the Merger for such Belk Company shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions unless waived by such Belk Company:

          (a) The representations and warranties of New Belk set forth in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except to the extent such representations and warranties are made as of a specified date and except to the extent contemplated or permitted by this Agreement.

          (b) New Belk and New Belk Sub shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) New Belk and New Belk Sub shall furnish the Belk Companies with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 6.2(a) and (b).

     6.3 Conditions to Obligations of New Belk and New Belk Sub. The obligations of New Belk and New Belk Sub to effect the Merger for any Belk Company shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions unless waived by New Belk and New Belk Sub:

          (a) The representations and warranties of each Belk Company set forth in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except to the extent such representations and warranties are made as of a specified date and except to the extent contemplated or permitted by this Agreement.

          (b) Each Belk Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) No holders of common stock of any of the Belk Companies issued and outstanding at the Effective Time shall have exercised dissenters' rights under applicable state law.

          (d) Each Belk Company shall furnish New Belk and New Belk Sub with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 6.3(a), (b) and (c).

          (e) Each Belk Company (other than Belk-Simpson) shall have merged with and into New Belk.

          (f) Belk-Simpson shall have completed the Belk-Simpson Plan of Reorganization or shall have taken such alternative steps as shall have been agreed to by Belk-Simpson and New Belk to reorganize its business as contemplated by Section 5.2 hereof and New Belk Sub shall have merged with and into Belk-Simpson.

     6.4 Conditions to Obligations of Belk-Simpson. The obligation of Belk-Simpson to effect the Merger of Belk-Simpson shall be subject to the completion on or prior to the Closing Date of the Belk-Simpson Plan of Reorganization or the completion of such alternative steps as shall have been agreed to by Belk-Simpson and New Belk to reorganize Belk-Simpson's business as contemplated by Section 5.2 hereof.

                                   ARTICLE 7

               TERMINATION AND ABANDONMENT OF THE REORGANIZATION

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by the stockholders of any Belk Company:

          (a) by the mutual written consent of New Belk, New Belk Sub and a Belk Company as to the Merger for such Belk Company;

          (b) by a Belk Company as to the Merger for such Belk Company if:

             (i) the Merger for such Belk Company is not consummated on or before June 1, 1998 (or such later date as shall have been approved by New Belk, New Belk Sub and such Belk Company), unless the failure of such occurrence shall be due to the failure of such Belk Company to perform or observe the covenants, agreements and conditions hereof to be performed or observed by it at or before the Effective Time;

             (ii) an event occurs which renders impossible the satisfaction by New Belk or New Belk Sub of one or more of the conditions set forth in Sections 6.1 and 6.2 required to be satisfied by New Belk or New Belk Sub and such conditions are not waived by such Belk Company, unless the failure to satisfy such condition shall be due to the failure of such Belk Company to perform or observe the covenants, agreements and conditions hereof to be performed or observed by it at or before the Effective Time; or

             (iii) such Belk Company is enjoined or restrained by any governmental authority or regulatory body (including any court) from performing its obligations hereunder and any such injunction or order shall not have been withdrawn by the earlier to occur of the date 60 days after the date on which such injunction or order was first issued or June 1, 1998.

          (c) by New Belk as to the Merger relating to a Belk Company or, at the election of New Belk, as to the Reorganization as a whole if:

             (i) the Merger of any Belk Company is not consummated on or before June 1, 1998 (or such later date as shall have been approved by such Belk Company, New Belk Sub and New Belk), unless the failure of such occurrence shall be due to the failure of New Belk or New Belk Sub to perform or observe the covenants, agreements and conditions hereof to be performed or observed by it at or before the Effective Time;

             (ii) an event occurs which renders impossible the satisfaction by such Belk Company of one or more of the conditions set forth in Sections
        6.1 and 6.3 required to be satisfied by such Belk Company and such conditions are not waived by New Belk and New Belk Sub, unless the failure to satisfy such condition shall be due to the failure of New Belk to perform or observe the covenants, agreements and conditions hereof to be performed or observed by it at or before the Effective Time;

             (iii) New Belk or New Belk Sub is enjoined or restrained by any governmental authority or other regulatory body (including any court) from performing its obligations hereunder and any such injunction or order shall not have been withdrawn by the earlier to occur of the date 60 days after the date on which such injunction or order was first issued or June 1, 1998;

             (iv) the shareholders of such Belk Company do not approve this Agreement and the Merger relating to such Belk Company at its Stockholder Meeting;

             (v) the Board of Directors of a Belk Company shall have withdrawn, or modified in a manner adverse to New Belk, its recommendation of this Agreement and such Merger; or

             (vi) any stockholder owning shares of common stock in such Belk Company shall have elected to dissent from and exercise dissenters' rights with respect to the Merger relating to such Belk Company.

          (d) by Belk-Simpson as to the Belk-Simpson Merger if an event occurs which renders impossible the satisfaction of the condition set forth in
     Section 6.4 required to be satisfied by Belk-Simpson and such condition is not waived by Belk-Simpson, unless the failure to satisfy such condition shall be due to the failure of Belk-Simpson to perform or observe the covenants, agreements and conditions hereof to be performed or observed by it at or before the Effective Time.

     7.2 Effect of Termination and Abandonment. In the event of the termination and abandonment of this Agreement under Section 7.1, this Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except (i) as provided in Sections 5.8 and
5.11 and (ii) to the extent that such termination results from the willful breach by any party hereto of any material representation, warranty or covenant hereunder.

                                   ARTICLE 8

                                 MISCELLANEOUS

     8.1 Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose stockholders are, entitled to the benefits thereof, and any term or provision of this Agreement may be amended or supplemented at any time by action of New Belk, New Belk Sub and the Belk Companies, whether before or after the Stockholder Meetings; provided, however, that after approval of the stockholders of the Belk Companies at the Stockholders' Meetings, no such amendment shall reduce the amount or change the form of the consideration to be delivered to each Belk Company's stockholders as contemplated by this Agreement or otherwise materially adversely affect the interests of such stockholders unless such amendment is approved by the stockholders of each Belk Company. No amendment to this Agreement shall be effective unless it has been executed by each Belk Company, New Belk Sub and New Belk.

     8.2 Non-Survival of Representations, Warranties and Agreements. Except for the agreements contained in Sections 5.8, 5.9 and 5.11 and this Section 8.2, none of the representations, warranties and agreements of the Belk Companies, New Belk Sub or New Belk in this Agreement, or in any instrument or certificate delivered pursuant to this Agreement, shall survive the Merger for any Belk Company and none of its stockholders, directors or officers shall have any liability to the other after the Effective Time on account of any breach of any representation or warranty or agreement contained herein or in any certificate or other instrument delivered pursuant to this Agreement. The sole right and remedy arising from a breach of any such representation or warranty or agreement, from the failure of any of the conditions of such Merger to be met, or from the failure to perform any promise or discharge any obligation in this Agreement, shall be termination of this Agreement by the aggrieved party and the remedies provided in Section 7.2.

     8.3 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, telecopied (if confirmed) or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If to a Belk Company:

         Belk Stores Services, Inc.
         2801 West Tyvola Road
         Charlotte, North Carolina 28217
         Attention: Ralph A. Pitts, General Counsel
         Telecopy No.: (704) 357-1883

     If to New Belk:

         2801 West Tyvola Road
         Charlotte, North Carolina 28217
         Attention: Ralph A. Pitts, General Counsel
         Telecopy No.: (704) 357-1883

     If to New Belk Sub:

         2801 West Tyvola Road
         Charlotte, North Carolina 28217
         Attention: Ralph A. Pitts, General Counsel
         Telecopy No.: (704) 357-1883

     8.4 Descriptive Headings; Interpretation. The descriptive headings are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 25, 1997.

     8.5 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

     8.6 Entire Agreement. This Agreement contains the entire agreement between New Belk and each Belk Company with respect to each Merger, and supersede all prior arrangements or understandings with respect to the subject matter hereof. Except as otherwise contemplated in Section 8.2 (which covenants shall be enforceable by the person or persons affected thereby following the Effective
Time), this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     8.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW PROVISIONS THEREOF).

     8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

     8.9 Enforcement of Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

     8.11 Limited Liability. Notwithstanding any other provision of this Agreement, no director, shareholder, officer, employee, affiliate, agent or representative of any Belk Company or New Belk shall have any personal liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto, except to the extent that such person or entity has engaged in fraud with respect to such matters. Except as set forth in the preceding sentence, to the fullest extent legally permissible, each of the Belk Companies, New Belk Sub and New Belk, for itself and its directors, shareholders, officers, employees, affiliates, agents and representatives, waives and agrees not to seek to assert or enforce any such liability that any such person otherwise might have pursuant to applicable law.

     8.12 CONSENT TO JURISDICTION; SERVICE OF PROCESS. (a) EACH PARTY IRREVOCABLY CONSENTS AND AGREES THAT ANY LEGAL ACTION, SUIT OR PROCEEDING BY OR AGAINST IT WITH RESPECT TO ITS RIGHTS, OBLIGATIONS OR LIABILITIES UNDER THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT SHALL BE BROUGHT BY SUCH PARTY ONLY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE OR, IF (BUT ONLY IF) SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER SUCH ACTION, SUIT OR PROCEEDING (INCLUDING, WITHOUT LIMITATION, CLAIMS FOR INTERIM RELIEF, COUNTERCLAIMS, ACTIONS WITH MULTIPLE DEFENDANTS AND ACTIONS IN WHICH SUCH PARTY IS IMPLED). EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT IT MAY HAVE TO A JURY TRIAL IN ANY LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO, OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT.

     (b) EACH BELK COMPANY HEREBY IRREVOCABLY DESIGNATES CT CORPORATION SYSTEM (IN SUCH CAPACITY, THE "PROCESS AGENT"), WITH AN OFFICE AT 1209 ORANGE STREET, WILMINGTON, DELAWARE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT

OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT, PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO COMPANY IN THE MANNER PROVIDED IN SECTION 8.3. EACH BELK COMPANY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT NEW BELK WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN DELAWARE. IN THE EVENT OF THE TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND BUSINESS OF THE PROCESS AGENT TO ANY OTHER CORPORATION BY CONSOLIDATION, MERGER, SALE OF ASSETS OR OTHERWISE, SUCH OTHER CORPORATION SHALL BE SUBSTITUTED HEREUNDER FOR THE PROCESS AGENT WITH THE SAME EFFECT AS IF NAMED HEREIN IN PLACE OF CT CORPORATION SYSTEM. EACH BELK COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED AIRMAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS SET FORTH IN THIS AGREEMENT, SUCH SERVICE OF PROCESS TO BE EFFECTIVE UPON ACKNOWLEDGMENT OF RECEIPT OF SUCH REGISTERED MAIL. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH BELK COMPANY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its respective duly authorized officers, all as of the date first above written.

                                          BELK, INC.

                                          By: /s/ JOHN M. BELK
                                            ------------------------------------
                                            John M. Belk
                                            President

                                          BELK ACQUISITION CO.

                                          By: /s/ JOHN M. BELK
                                            ------------------------------------
                                            John M. Belk
                                            President

                                          THE BELK COMPANIES

                                          By: /s/ JOHN M. BELK
                                            ------------------------------------
                                            John M. Belk*
                                            * For each of the Belk Companies
                                              listed on Exhibit A in his
                                              capacity as Chairman

            FIRST AMENDMENT TO PLAN AND AGREEMENT OF REORGANIZATION



     FIRST AMENDMENT TO PLAN AND AGREEMENT OF REORGANIZATION, dated as of March 12, 1998 (the "First Amendment"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and each of the Belk companies identified on Exhibit A attached hereto (each a "Belk Company" and, collectively, the "Belk Companies").



     WHEREAS, pursuant to the terms of that certain Plan and Agreement of Reorganization, dated November 25, 1997, by and among New Belk, New Belk Sub and the Belk Companies (the "Reorganization Agreement"), the Belk Companies (other than Belk-Simpson Company, Greenville, South Carolina ("Belk-Simpson")) will merge with and into New Belk, with New Belk as the surviving corporation, and New Belk Sub will merge with and into Belk-Simpson; and



     WHEREAS, the parties wish to amend the Reorganization Agreement to modify certain provisions;



     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:



          1. Section 1.2(b) of the Reorganization Agreement is hereby amended by deleting the words "right to receive 44,890.6, 120,219.8, 1,209.4 and 79,854.2" and substituting in lieu thereof the following: "right to receive 44,866.5, 120,155.4, 1,208.8 and 79,811.3".



          2. Exhibit A of the Reorganization Agreement is hereby amended by deleting such Exhibit A in its entirety and substituting in lieu thereof Exhibit A to this First Amendment.



          3. Exhibit B of the Reorganization Agreement is hereby amended by deleting such Exhibit B in its entirety and substituting in lieu thereof Exhibit B to this First Amendment.



          4. Except as amended hereby, the terms, conditions, covenants, agreements, representations and warranties contained in the Reorganization Agreement shall remain unaffected hereby and shall continue in full force and effect.



          5. This First Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.



                                          BELK, INC.



                                          By:       /s/ JOHN M. BELK

                                            ------------------------------------

                                            Name: John M. Belk


                                            Title: President



                                          BELK ACQUISITION CO.



                                          By:       /s/ JOHN M. BELK

                                            ------------------------------------

                                            Name: John M. Belk


                                            Title: President



                                          THE BELK COMPANIES



                                          By:       /s/ JOHN M. BELK

                                            ------------------------------------

                                            Name: John M. Belk*


                                            * For each of the Belk Companies
                                              listed on Exhibit A in his
                                              capacity as Chairman

                                                           EXHIBIT A TO PLAN AND
                                                     AGREEMENT OF REORGANIZATION


                                                     VOTING        STATE OF        APPLICABLE
BELK COMPANY                                       REQUIREMENT   ORGANIZATION    EXCHANGE RATIO
------------                                       -----------  ---------------  --------------
Belk-Simpson Company of Paragould, Arkansas,
  Inc............................................  Two-thirds      Arkansas             74.2871
Belk Department Store of Stuttgart, Ark., Inc....  Two-thirds      Arkansas              5.5909
Belk-Lindsey Stores, Inc.........................   Majority        Florida              5.7075
Belk's Department Store of Albany, Georgia.......   Majority        Georgia             22.9234
Belk of Americus, Ga., Inc.......................   Majority        Georgia             13.2397
Belk of Athens, Ga., Inc.........................   Majority        Georgia             57.4570
Belk-Simpson Co., of Bainbridge, Ga., Inc........   Majority        Georgia             51.9882
Belk of Canton, Ga., Inc.........................   Majority        Georgia             29.6482
Belk-Rhodes Company, of Carrollton, Ga...........   Majority        Georgia             31.6405
Belk's Department Store of Cartersville, Georgia,
  Incorporated...................................   Majority        Georgia             31.3247
Belk of Cornelia, Ga., Inc.......................   Majority        Georgia             37.1405
Belk of Covington, Ga., Inc......................   Majority        Georgia             35.3644
Belk of Dalton, Ga., Inc.........................   Majority        Georgia             53.0073
Belk-Matthews Company of Dublin, Georgia.........   Majority        Georgia             59.7949
Belk of Hartwell, Ga., Inc.......................   Majority        Georgia             27.4770
Belk of LaGrange, Ga., Inc.......................   Majority        Georgia              0.3852
Belk of Lawrenceville, Ga., Inc..................   Majority        Georgia             32.1911
Belk-Matthews Company of Macon, Georgia..........   Majority        Georgia            100.2971
Belk-Matthews Company of Milledgeville, Ga.,
  Inc............................................   Majority        Georgia             37.1091
Belk of Monroe, Ga., Inc.........................   Majority        Georgia             16.8755
Belk of Newnan, Ga., Inc.........................   Majority        Georgia             18.5978
Belk-Rhodes Company, (Rome, Georgia).............   Majority        Georgia             27.9775
Belk of Statesboro, Ga., Inc.....................   Majority        Georgia             21.9140
Belk of Thomaston, Ga., Inc......................   Majority        Georgia              0.4196
Belk of Toccoa, Ga., Inc.........................   Majority        Georgia             30.4628
Belk-Matthews Company, Vidalia, Georgia, Inc.....   Majority        Georgia             51.5862
Belk of Washington, Ga., Inc.....................   Majority        Georgia             27.4037
Belk of Waycross, Ga., Inc.......................   Majority        Georgia             15.6819
Belk-Simpson Company of Corbin, Kentucky,
  Incorporated...................................   Majority       Kentucky            107.7259
Belk-Simpson Company of Harlan, Kentucky,
  Incorporated...................................   Majority       Kentucky            128.0566
Belk of Miss., Inc...............................   Majority      Mississippi            9.2238
Belk Department Store of Ahoskie, N.C., Inc......   Majority    North Carolina          52.3994
Belk's Department Store of Albemarle, North
  Carolina, Incorporated.........................   Majority    North Carolina          37.8995
Belk of Asheboro, N.C., Inc......................   Majority    North Carolina         112.9320
Belk's Department Store of Asheville, North
  Carolina, Incorporated.........................   Majority    North Carolina          19.5744
Belk-Matthews Company............................   Majority    North Carolina          28.0294
Belk's Department Store of Boone, North Carolina,
  Incorporated...................................   Majority    North Carolina         141.8032
Belk's Department Store of Brevard, N.C.,
  Incorporated...................................   Majority    North Carolina          39.2748
Belk-Beck Company of Burlington, North Carolina,
  Inc............................................   Majority    North Carolina         108.1051
Belk Brothers Company............................   Majority    North Carolina          96.5480
Belk Enterprises, Inc............................   Majority    North Carolina          18.4129

                                                     VOTING        STATE OF        APPLICABLE
BELK COMPANY                                       REQUIREMENT   ORGANIZATION    EXCHANGE RATIO
------------                                       -----------  ---------------  --------------
Belk-Matthews Company of Cherryville, N.C.,
  Incorporated...................................   Majority    North Carolina          27.9259
Belk Department Store of Clinton, N.C., Inc......   Majority    North Carolina         110.8714
Belk's Department Store of Dunn, North Carolina,
  Incorporated...................................   Majority    North Carolina          69.7358
Belk Department Store of Eden, N.C., Inc.........   Majority    North Carolina          75.1865
Belk Department Store of Elkin, N.C., Inc........   Majority    North Carolina          46.7109
Belk Department Store of Forest City, N.C.,
  Inc............................................   Majority    North Carolina          35.8890
Hudson-Belk Co. of Fuquay-Varina, N.C., Inc......   Majority    North Carolina          86.6147
Matthews-Belk Company............................   Majority    North Carolina          36.3001
Belk Department Store of Greenville, N.C.,
  Inc............................................   Majority    North Carolina         157.6685
Belk-Simpson Company of Hendersonville, N.C.,
  Incorporated...................................   Majority    North Carolina         190.2252
Belk Department Store of Hickory, N.C., Inc......   Majority    North Carolina         177.2478
Belk-Beck Co. of High Point, N.C., Inc...........   Majority    North Carolina          36.7519
Belk's Department Store of Jacksonville, N.C.,
  Inc............................................   Majority    North Carolina         114.5736
Belk's Department Store of Lenoir, North
  Carolina, Incorporated.........................   Majority    North Carolina          38.0445
Belk Department Store of Lincolnton, N.C.,
  Inc............................................   Majority    North Carolina         228.1762
Belk Brothers of Monroe, North Carolina,
  Incorporated...................................   Majority    North Carolina         146.3169
Belk's Department Store of Morehead City, N.C.,
  Inc............................................   Majority    North Carolina          90.4245
Belk's Department Store of Mount Airy, North
  Carolina, Incorporated.........................   Majority    North Carolina          29.8170
Belk's Department Store of New Bern, N.C.,
  Incorporated...................................   Majority    North Carolina          82.0225
Hudson-Belk Company..............................   Majority    North Carolina          37.2679
Belk Department Store of Reidsville, N.C.,
  Inc............................................   Majority    North Carolina          81.9355
Belk's Department Store of Rockingham, N.C.,
  Incorporated...................................   Majority    North Carolina          27.6691
Belk-Harry Company...............................   Majority    North Carolina          25.8812
Belk Department Store of Shelby, N.C., Inc.......   Majority    North Carolina          44.5304
Belk of Siler City, N.C., Inc....................   Majority    North Carolina           4.9094
Belk Department Store of Waynesville, N.C.,
  Inc............................................   Majority    North Carolina          60.4876
Belk Department Store of Wilkesboro, N.C.,
  Inc............................................   Majority    North Carolina          72.8152
Belk's Department Store, Incorporated of Aiken,
  South Carolina.................................  Two-thirds   South Carolina          44.8296
Gallant-Belk Company.............................  Two-thirds   South Carolina          77.2144
Belk's Department Store of Batesburg, S.C.,
  Inc............................................  Two-thirds   South Carolina          49.0796
Belk-Simpson Company, Incorporated of Beaufort,
  South Carolina.................................  Two-thirds   South Carolina         148.8005
Belk's Department Store of Camden, S.C.,
  Incorporated...................................  Two-thirds   South Carolina          82.4755
Belk Department Store of Charleston, S.C.,
  Inc............................................  Two-thirds   South Carolina          67.0008
Belk's Department Store of Conway, S.C.,
  Incorporated...................................  Two-thirds   South Carolina          41.2258
Belk's Department Store of Florence, S.C.,
  Incorporated...................................  Two-thirds   South Carolina         110.9298
Belk's Department Store of Gaffney, South
  Carolina, Incorporated.........................  Two-thirds   South Carolina          24.6844
Belk of Georgetown, S.C., Inc....................  Two-thirds   South Carolina          51.7662
Belk-Simpson Company, Greenville, South
  Carolina.......................................  Two-thirds   South Carolina          62.9390
Belk Department Store of Greenwood, S.C., Inc....  Two-thirds   South Carolina         128.1062
Belk's Department Store of Hartsville, S.C.,
  Incorporated...................................  Two-thirds   South Carolina         104.4982

                                                     VOTING        STATE OF        APPLICABLE
BELK COMPANY                                       REQUIREMENT   ORGANIZATION    EXCHANGE RATIO
------------                                       -----------  ---------------  --------------
Belk's Department Store, Incorporated, of Lake
  City, South Carolina...........................  Two-thirds   South Carolina          24.3005
Belk's Department Store of Lancaster, S.C.,
  Inc............................................  Two-thirds   South Carolina          60.4443
Belk's Department Store of Laurens, South
  Carolina, Incorporated.........................  Two-thirds   South Carolina          40.5055
Belk of Orangeburg, S.C., Inc....................  Two-thirds   South Carolina          89.8055
Belk of Seneca, S.C., Inc........................  Two-thirds   South Carolina          42.1339
Belk of Spartanburg, S.C., Inc...................  Two-thirds   South Carolina          91.7760
Belk's Department Store of Union, S.C.,
  Incorporated...................................  Two-thirds   South Carolina          19.4979
Belk of Walterboro, S.C., Inc....................  Two-thirds   South Carolina         103.0058
Belk's Department Store of Winnsboro, S.C.,
  Incorporated...................................  Two-thirds   South Carolina          26.8012
Parks-Belk Company of Clarksville, Tennessee.....   Majority       Tennessee            39.5467
Belk Department Store of Greenville, Texas,
  Inc............................................  Two-thirds        Texas              65.6983
Belk's Department Store of Paris, Texas, Inc.....  Two-thirds        Texas              67.1993
Parks-Belk Company, Incorporated.................  Two-thirds      Virginia             28.1936
Belk of Danville, Va., Inc.......................  Two-thirds      Virginia            139.6428
Belk of Lynchburg, Va., Inc......................  Two-thirds      Virginia             37.0503
Belk Stores of Virginia, Inc.....................  Two-thirds      Virginia             93.1655
Belk of Roanoke, Va., Inc........................  Two-thirds      Virginia             21.2573
Belk of South Boston, Va., Inc...................  Two-thirds      Virginia             77.4054
Belk of Dawson, Ga., Inc.........................   Majority        Georgia             28.7701
Belk of Elberton, Ga., Inc.......................   Majority        Georgia             29.2525
Belk of Thomson, Ga., Inc........................   Majority        Georgia             27.2683
Belk Department Store of Edenton, N.C., Inc......   Majority    North Carolina          33.8123
Belk of Thomasville, N.C., Inc...................   Majority    North Carolina          19.8693
Belk's Department Store of Chesterfield, S.C.,
  Incorporated...................................  Two-thirds   South Carolina          17.9679
Belk's Department Store of Columbia, South
  Carolina, Incorporated.........................  Two-thirds   South Carolina           7.3168
Belk Finance Company.............................   Majority    North Carolina       1,210.7396
Belk-Simpson Realty Company......................  Two-thirds   South Carolina          30.2193
Belk of Lawrenceville, Va., Inc..................  Two-thirds      Virginia            377.3850
Belk Realty of Radford, Va., Inc.................  Two-thirds      Virginia             74.5076
Belk Realty of Staunton, Va., Inc................  Two-thirds      Virginia              7.5527
Belk Outlet Center, Inc..........................  Two-thirds      Virginia             49.4728

                                                           EXHIBIT B TO PLAN AND
                                                     AGREEMENT OF REORGANIZATION

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION

                                       OF

                                   BELK, INC.

     FIRST: The name of the corporation is Belk, Inc. (the "Corporation").

     SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, New Castle County, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

     FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 420,000,000, consisting of (i) 200,000,000 shares, par value $.01 per share, of Class A Common Stock (the "Class A Common Stock"); (ii) 200,000,000 shares, par value $.01 per share, of Class B Common Stock (the "Class B Common Stock"); and (iii) 20,000,000 shares, par value $.01 per share, of Preferred Stock ("Preferred Stock"). The Class A Common Stock and the Class B Common Stock shall hereinafter collectively be called the "Common Stock."

     4.1 Common Stock Provisions. All shares of Common Stock will be identical in all respects and will entitle the holders thereof to the same rights and privileges, except as otherwise provided herein.

     4.1.1 Voting Rights. The holders of shares of Common Stock shall have the following voting rights:

          (a) Each share of Class A Common Stock shall entitle the holder thereof to ten votes in person or by proxy on all matters submitted to a vote of the stockholders of the Corporation.

          (b) Each share of Class B Common Stock shall entitle the holder thereof to one vote in person or by proxy on all matters submitted to a vote of the stockholders of the Corporation.


          (c) Except as otherwise required by applicable law, the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (together with any holders of shares of Preferred Stock who are entitled to vote together with the holders of Common Stock on any matter). The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock (voting together as one class and not as separate classes).


     4.1.2 Dividends and Distributions. Subject to the preferences applicable to Preferred Stock outstanding at any time, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor; provided, that, subject to the provisions of this Section 4.1.2, the Corporation shall not pay dividends or make distributions to any holders of any class of Common Stock unless simultaneously with such dividend or distribution, as the case may be, the Company makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of dividends or other distributions payable in Class A Common Stock or Class B Common Stock, including distributions pursuant to stock splits or divisions of Class A Common Stock or Class B Common Stock which occur after the first date upon which the Corporation has issued shares of either Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Common Stock, is payable in shares of Class A Common Stock or Class B Common Stock, the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number. In the case of dividends or other distributions consisting of other voting securities of the Corporation or of voting securities of any corporation which is a wholly-owned subsidiary of the Corporation, the Corporation shall declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of Class B Common Stock shall be one-tenth of the voting rights of each such security paid to the holders of Class A Common Stock and (ii) such security paid to the holders of Class A Common Stock shall convert into the security paid to the holders of Class B Common Stock upon the same terms and conditions applicable to the conversion of Class A Common Stock into Class B Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Corporation or voting securities of another corporation which is a wholly-owned subsidiary of the Corporation, the Corporation shall provide that such convertible or exchangeable securities and the underlying securities be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of Class B Common Stock shall be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the Class A Common Stock and (ii) such underlying securities paid to the holders of Class A Common Stock shall convert into the underlying securities paid to the holders of Class B Common Stock upon the same terms and conditions applicable to the conversion of Class A Common Stock into Class B Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class A Common Stock

     4.1.3 Conversion of Class A Common Stock. (a) Each holder of Class A Common Stock shall be entitled to convert, at any time and from time to time, any or all of the shares of such holder's Class A Common Stock on a one-for-one basis, into the same number of fully paid and non-assessable shares of Class B Common Stock. Such right shall be exercised by the surrender of the certificate or certificates representing the shares of Class A Common Stock to be converted to the Corporation at any time during normal business hours at the principal executive offices of the Corporation, accompanied by a written notice of the holder of such shares stating that such holder desires to convert such shares, or a stated number of the shares represented by such certificate or certificates, into an equal number of shares of the Class B Common Stock, and (if so required by the Corporation) by instruments of transfer, in form satisfactory to the Corporation, duly executed by such holder or such holder's duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to Section 4.1.3(e).

     (b) As promptly as practicable following the surrender for conversion of a certificate representing shares of Class A Common Stock in the manner provided in Section 4.1.3(a) and the payment in cash of any amount required by the provisions of Section 4.1.3(e), the Corporation will deliver or cause to be delivered a certificate or certificates representing the number of full shares of Class B Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been effected immediately prior to the close of business on the date of the surrender of the certificate or certificates representing shares of Class A Common Stock. Upon the date any such conversion is made or effected, all rights of the holder of such shares as such holder shall cease, and the person or persons in whose name or names the certificates or certificates representing the shares of Class B Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class B Common Stock; provided, however, that if any such surrender and payment occurs on any date when the stock transfer books of the Corporation shall be closed, the person or persons in whose name or names the certificate or certificates representing shares of Class B Common Stock are to be issued shall be deemed the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which the stock transfer books are open.

     (c) In the event of a reclassification or other similar transaction as a result of which the shares of Class B Common Stock are converted into another security, then a holder of Class A Common Stock shall be entitled to receive upon conversion the amount of such security that such holder would have received if such conversion had occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments in respect of dividends shall be made upon the conversion of any share of Class A Common Stock; provided, however, that if a share shall be converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class A Common Stock but prior to such payment, then the registered holder of such share at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such share on such date notwithstanding the conversion thereof or the Corporation's default in payment of the dividend due on such date.

     (d) The Corporation covenants that it will at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of issuance upon conversion of the outstanding shares of Class A Common Stock, such number of shares of Class B Common Stock that shall be issuable upon the conversion of all such outstanding shares of Class A Common Stock; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the conversion of the outstanding shares of Class A Common Stock by delivery of purchased shares of Class B Common Stock which are held in the treasury of the Corporation. The Corporation covenants that if any shares of Class B Common Stock require registration with or approval of any governmental authority under any federal or state law before such shares of Class B Common Stock may be issued upon conversion, the Corporation will cause such shares to be duly registered or approved, as the case may be. The Corporation will use its best efforts to list the shares of Class B Common Stock required to be delivered upon conversion prior to such delivery upon each national securities exchange upon which the outstanding Class B Common Stock is listed at the time of such delivery. The Corporation covenants that all shares of Class B Common Stock that shall be issued upon conversion of the shares of Class A Common Stock will, upon issue, be validly issued, fully paid and non-assessable.

     (e) The issuance of certificates for shares of Class B Common Stock upon conversion of shares of Class A Common Stock shall be made without charge to the holders of such shares except for any stamp or other similar tax in respect of such issuance; provided, however, that, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class A Common Stock converted, then the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid.

     (f) Shares of Class A Common Stock that are converted into shares of Class B Common Stock as provided herein shall continue to be authorized shares of Class A Common Stock and available for reissue by the Corporation; provided, however, that no shares of Class A Common Stock shall be reissued except as expressly permitted by Sections 4.1.2 and 4.1.4 of this Amended and Restated Certificate of Incorporation.

     4.1.4 Stock Splits. The Corporation shall not in any manner subdivide (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combine (by reverse stock split, reclassification, recapitalization or otherwise) the outstanding shares of one class of Common Stock unless the outstanding shares of all classes of Common Stock shall be proportionately subdivided or combined.

     4.1.5 Options, Rights or Warrants. (a) The Corporation shall not make any offering of options, rights or warrants to subscribe for shares of Class A Common Stock. If the Corporation makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than Class A Common Stock) to all holders of a class of Common Stock, then the Corporation shall simultaneously make an identical offering to all holders of the other classes of Common Stock other than to any class of Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. All such options, rights or warrants offerings shall offer the respective holders of Class A Common Stock and Class B Common Stock the right to subscribe at the same rate per share.

     (b) Subject to Section 4.1.3(c) and 4.1.5(a), the Corporation shall have the power to create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the Corporation, rights or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes at the time authorized (other than Class A Common Stock), such rights or options to have such terms and conditions, and to be evidenced by or in such instrument or instruments, as shall be approved by the Board of Directors.


     4.1.6 Mergers, Consolidation, Etc. The Corporation shall not enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, unless the shares of each class of Common Stock shall be exchanged for or changed into either (i) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed; provided, however, that if shares of Common Stock are exchanged for or changed into shares of capital stock, such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided herein; or (ii) if holders of each class of Common Stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by the Board of Directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.


     4.1.7 Liquidation Rights. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provision for the holders of each series of Preferred Stock, if any, the remaining assets and funds of the Corporation, if any, shall be divided among and paid ratably to the holders of the shares of the Class A Common Stock and the Class B Common Stock treated as a single class.

     4.1.8 No Preemptive Rights. Except as provided in Section 4.1.5 or Section 4.3.2, the holders of shares of Common Stock are not entitled to any preemptive right to subscribe for, purchase or receive any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock.


     4.1.9 Transfer of Class A Common Stock. (a) No person may, directly or indirectly, sell (whether by involuntary or judicial sale or otherwise), assign, transfer, grant a security interest in, pledge, encumber, hypothecate, give (by bequest, gift or appointment) or otherwise (voluntarily or by operation of law) dispose of (collectively, "Transfer") any interest in his, her or its shares of Class A Common Stock (or in any shares of Class A Common Stock held by such person for the benefit of or on the behalf of another person) (including, without limitation, the power to vote or provide a consent with respect to his, her or its shares of Class A Common Stock by proxy or otherwise, except for proxies given to any Class A Permitted Holder (as defined below) or to a person designated by the Board of Directors of the Corporation who is soliciting proxies on behalf of the Corporation), and the Corporation and the transfer agent for the Class A Common Stock, if any (the "Class A Transfer Agent"), shall not register the Transfer of such shares of Class A Common Stock, except to the Corporation or a Class A Permitted Holder; provided, however, such restrictions on transfer shall not apply to a merger, consolidation or business combination of the Corporation with or into another corporation pursuant to which all of the outstanding shares of each class of Common Stock and Preferred Stock of the Company is being exchanged or changed pursuant to Section 4.1.6. Any transfer of Class A Common Stock in violation of this Section 4.1.9 shall be null and void ab initio, and the Corporation shall not register such Transfer.


     For purposes of this Amended and Restated Certificate of Incorporation, a "Class A Permitted Holder" shall include only the following persons: (i) each person who is at November 25, 1997 a holder of record of any share of Belk Company Common Stock (a "Record Holder") and his or her estate, guardian or conservator, (ii) each spouse of a Record Holder and his or her estate, guardian or conservator, (iii) each descendant of a Record Holder and his or her estate, guardian or conservator, (iv) each spouse of a descendant of a Record Holder and his or her estate, guardian or conservator (the Record Holder and the spouse, descendants and spouses of descendants of the Record Holder, and their respective estates, guardians and conservators being collectively referred to as a "Record Holder Family Group"), (v) each Record Holder Entity (hereinafter defined), (vi) each Record Holder Trust (hereinafter defined) and (vii) each Permitted Charitable Beneficiary (hereinafter defined). The term "Record Holder Entity" means any corporation, partnership, unincorporated association, firm, joint venture or other legal entity controlled by one or more members of a Record Holder Family Group. The term "Record Holder Trust" means any trust the primary beneficiaries of which are one or more members of a Record Holder Family Group and Permitted Charitable Beneficiaries. The term "Permitted Charitable Beneficiary" means any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), but only with respect to shares of Class A Common Stock or interests therein, including future interests, which such organization receives by gift, grant, bequest, devise or similar gratuitous transfer from one or more Class A Permitted Holders. For purposes of this Section 4.1, the primary beneficiaries of a trust will be deemed to be one or more members of a Record Holder Family Group and Permitted Charitable Beneficiaries if, under the maximum exercise of discretion by the trustees of such trust in favor of persons who are not members of the Record Holder Family Group and Permitted Charitable Beneficiaries, the value of the interest of such persons in the trust, computed actuarially, is 50% or less. The factors and methods prescribed in Section 7520 of the Code for use in ascertaining the value of certain interests shall be used in determining a beneficiary's actuarial interest in a trust for purposes of applying this Section 4.1. For purposes of this Section 4.1, the actuarial value of the interest in a trust of any person in whose favor a testamentary power of appointment may be exercised shall be deemed to be zero.

     (b) Notwithstanding anything to the contrary set forth herein, any Class A Permitted Holder may pledge his, her or its shares of Class A Common Stock to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee; provided that such shares shall remain subject to the provisions of this Section 4.1.9. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class A Common Stock may only be transferred to a Class A Permitted Holder or converted into shares of Class B Common Stock, as the pledgee may elect.

     (c) For purposes of Sections 4.1.9 and 4.1.10.

          (1) The relationship of any person that is derived by or through legal adoption shall be considered a natural relationship.

          (2) A minor for whom shares of Class A Common Stock are held pursuant to a Uniform Gifts to Minors Act or similar law shall be considered the Class A Permitted Holder and the custodian who is the Record Holder of such shares shall not be considered the Class A Permitted Holder of such shares.

          (3) An incompetent stockholder who is a Class A Permitted Holder but whose shares are owned or held by a guardian or conservator shall be considered the Class A Permitted Holder of such shares and such guardian or conservator who is the holder of such shares shall not be considered the Class A Permitted Holder of such shares.

          (4) Unless otherwise specified, the term "person" means and includes natural persons, corporations, partnerships, unincorporated associations, firms, joint ventures, trusts and all other entities.

          (5) The term "control" shall mean, with respect to any person, the following:

             (i) ownership, directly or indirectly, by such person of equity securities entitling it to exercise in the aggregate more than 50% of the voting power of the entity in question, or

             (ii) the possession by such person of the power, directly or indirectly (A) to elect a majority of the board of directors (or equivalent governing body) of the entity in question; or (B) to direct or cause the direction of the management and policies of or with respect to the entity in question, whether through ownership of securities, by contract or otherwise.

          (6) Except as provided in clauses (2) and (3) above, for purposes of determining whether the holder of a share of Class A Common Stock is a Class A Permitted Holder, the Record Holder of such share shall be considered the holder; provided, however, that if such Record Holder is a nominee, the holder for purposes of determining whether the holder of shares of Class A Common Stock is a Class A Permitted Holder shall be the first person in the chain of ownership of such share of Class A Common Stock who is not holding such share solely as a nominee.

          (7) Each certificate representing a share of Class A Common Stock shall be endorsed with a legend that states that shares of Class A Common Stock are not transferrable other than to certain transferees and are subject to certain restrictions as set forth in this Amended and Restated Certificate of Incorporation filed by the Corporation with the Secretary State of the State of Delaware.

          (8) Notwithstanding anything to the contrary set forth herein, any holder of Class A Common Stock may transfer shares of Class A Common Stock to the underwriters of any public offering of Class A Common Stock by the Corporation pursuant to the terms of the underwriting agreement entered into by such holder of Class A Common Stock with respect to such public offering, and the ownership of shares of Class A Common Stock by such underwriters as a result of such transfer will not result in the conversion of the transferred shares of Class A Common Stock into shares of Class B Common Stock until the closing of such public offering, at which time such shares of Class A Common Stock shall automatically convert into shares of Class B Common Stock in accordance with Section 4.1.3.

     4.1.10 Certain Automatic Conversions of Class A Common Stock.  Subject to
Section 4.1.9, at such time as a person ceases to be a Class A Permitted Holder, any and all shares of Class A Common Stock held by such person at such time shall automatically convert into shares of Class B Common Stock, provided that, no conversion shall occur upon the pledge of a Class A Permitted Holder's share of Class A Common Stock to a financial institution as contemplated by Section 4.1.9(b).

     4.1.11 Restrictions on Issuance.  The Corporation shall not issue or sell
(x) any shares of Class A Common Stock or any securities (including, without limitation, any rights, options, warrants or other securities) convertible, exchangeable or exercisable into shares of Class A Common Stock to any person that is not a Class A Permitted Holder. Any issuance or sale of shares of Class A Common Stock (or securities convertible into, or exchangeable or exercisable for, shares of Class A Common Stock) in violation of this Section 4.1.11 shall be null and void ab initio.


     4.2 Preferred Stock Provisions. The Preferred Stock may be issued from time to time in one or more series. Subject to limitations prescribed by law and the provisions of this Amended and Restated Certificate of Incorporation or any amendment hereto, authority is expressly granted to the Board of Directors to authorize the issue of one or more series of Preferred Stock without any vote or other action by the stockholders of the Corporation (the "Stockholders"), and to fix by designation (the "Preferred Stock Designation") the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof to the full extent now or hereafter permitted by law.



     4.3 Other Provisions.


     4.3.1 Other than as provided in Section 4.1 the Board of Directors shall have authority to authorize the issuance from time to time without any vote or other action by the stockholders of the Corporation of any or all shares of stock of the Corporation of any class at any time authorized, and any securities convertible into or exchangeable for any such shares, in each case to such persons and for such consideration and on such terms as the Board of Directors from time to time in its discretion lawfully may determine; provided, however, that the consideration for the issuance of shares of stock of the Corporation having par value shall not be less than such par value. Shares so issued, for which the consideration has been paid to the Corporation, shall be fully paid, and the holders of such stock shall not be liable to any further call or assessments thereon.

     4.3.2 No holder of stock of any class or series of the Corporation nor of any security convertible into or exchangeable for stock of any class or series of the Corporation, nor of any warrant, option or right to purchase, subscribe for or otherwise acquire stock of any class or series of the Corporation, whether now or hereafter authorized, shall, as such holder, have any preemptive right whatsoever to purchase, subscribe for or otherwise acquire stock of any class or series of the Corporation, or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of the Corporation, whether now or hereafter authorized. Nothing in this Section 4.3.2 shall be deemed to eliminate or limit the ability of the Corporation to grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of the Corporation or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of the Corporation, whether now or hereafter authorized.

     4.3.3 The Board of Directors may set a record date in the manner and for the purposes authorized in the Bylaws of the Corporation with respect to shares of stock of the Corporation of any class or series.

     FIFTH: Meetings of Stockholders. 5.1 No action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

     5.2 Special meetings of stockholders of the Corporation may only be called by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board of Directors.

     5.3 At a meeting of the stockholders of the Corporation, only such business shall be conducted which has been properly brought before the meeting. To be properly brought before a meeting of the stockholders, business must be (i) specified in the notice of meeting (or any supplement thereto) given by, or at the direction of, the Board of Directors or (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or by a stockholder. For business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice of the business to the Secretary of the Corporation. To be timely, a stockholder's notice must be in writing delivered to or mailed, postage prepaid, and received by the Secretary not less than 60 days nor more than 90 days prior to the meeting; provided, however, that if less than 70 days notice or prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder to be timely must be received by the Secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure was made. For each matter the stockholder proposes to bring before the meeting, the notice to the Secretary shall include (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting,
(ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing the business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business. Notwithstanding anything in the Corporation's Bylaws to the contrary, no business shall be conducted at the meeting except in accordance with the procedures set forth in this Section
5.3. The chairman of a meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 5.3. If the chairman determines that business was not properly brought before the meeting in accordance with the provisions of this Section 5.3, the business shall not be transacted.

     5.4 Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, this Amended and Restated Certificate of Incorporation or any amendment hereto or any Preferred Stock Designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote on all matters submitted to the stockholders of the Corporation generally (the "Voting Stock"), voting together as a single class, shall be required to alter, amend, repeal, or adopt any provision inconsistent with this Article FIFTH.

     SIXTH: Court May Sanction Compromise or Arrangement with Creditors or Stockholders. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation, under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.


     SEVENTH: Board of Directors. 7.1 The Board of Directors of the Corporation shall be such number as is determined by the affirmative vote of a majority of the entire Board of Directors. The directors of the Corporation shall be divided into three classes, designated as Class I, Class II and Class III. The term of office of each director shall be three years; provided, however, that the term of office of all of the initial directors shall expire at the first annual meeting of the stockholders after the date of filing of this Amended and Restated Certificate of Incorporation (at which time the stockholders shall elect all of the directors in each of the three classes). The term of office of the directors in Class I elected at the first annual meeting shall expire at the second annual meeting of the stockholders after the date of filing of this Amended and Restated Certificate of Incorporation, the term of the office of the directors in Class II elected at the first annual meeting shall expire at the third annual meeting after the date of filing of this Amended and Restated Certificate of Incorporation, and the term of office of the directors in Class III elected at the first annual meeting shall expire at the fourth annual meeting after the date of filing of this Amended and Restated Certificate of Incorporation. At each annual meeting after the first annual meeting of the stockholders after the date of filing of this Amended and Restated Certificate of Incorporation, directors of each class shall be elected for a full term of three years to succeed those whose terms expire.



     7.2 Only persons who are nominated in accordance with the procedures set forth in this Section 7.2 shall be eligible for election as directors. Nominations for election to the Board of Directors of the Corporation at a meeting of stockholders may be made by the Board of Directors, on behalf of the Board of Directors by any nominating committee appointed by the Board of Directors, or by any stockholder of the Corporation entitled to vote for the election of directors at the meeting. Nominations, other than those made by or on behalf of the Board of Directors, shall be made by notice in writing delivered to or mailed, postage prepaid, and received by the Secretary not less than 60 nor more than 90 days prior to any meeting of stockholders called for the election of directors; provided, however, that if less than 70 days notice or prior public disclosure of the date of the meeting is given to stockholders, the nomination must be received by the Secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure was made. The notice shall set forth:
(i) the name and address, as they appear on the Corporation's books, of the stockholder who or which intends to make the nomination; (ii) the name, age, business address and, if known, residence address of each nominee; (iii) the principal occupation or employment of each nominee; (iv) the class and number of shares of stock of the Corporation which are beneficially owned by each nominee and by the nominating stockholder; (v) any other information concerning the nominee that must be disclosed of nominees in a proxy solicitation pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (vi) the executed consent of each nominee to being named in the proxy statement for such proxy solicitation as a nominee, and to serve as a director of the Corporation, if elected. The chairman of the meeting of stockholders may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedures, and if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded. Nothing in this Section 7.2 shall be construed to affect the requirements for proxy statements of the Corporation under Regulation 14A of the Exchange Act.



     7.3 Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the stockholders. Such a director shall hold office until the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires, and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     7.4 Notwithstanding the foregoing Sections 7.1, 7.2 and 7.3 of this Article SEVENTH, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, (i) the election, filling of vacancies and other features of such directorships shall be governed by the terms of this Amended and Restated Certificate of Incorporation or the Preferred Stock Designation applicable to such class or series of Preferred Stock, (ii) the then authorized number of directors of the Corporation shall be increased by the number of additional directors to be elected, and (iii) the directors so elected shall serve a term which shall expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of this Amended and Restated Certificate of Incorporation or the Preferred Stock Designation applicable to such class or series.



     7.5 Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.



     7.6 Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provisions of law which might permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, this Amended and Restated Certificate of Incorporation or any amendment hereto or any Preferred Stock Designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend, repeal, or adopt any provision inconsistent with this Article SEVENTH.



     7.7 In furtherance, and not in limitation of the powers conferred on it by statute, the Board of Directors is expressly authorized:


          (a) to adopt, amend or repeal the Bylaws of the Corporation, subject to such restrictions upon the exercise of such power as may be imposed by this Amended and Restated Certificate of Incorporation or any amendment hereto;

          (b) to authorize and cause to be executed mortgages and liens upon the whole or any part of the real and personal property of the Corporation, without any action of or by the stockholders of the Corporation, except as otherwise provided by law; and

          (c) to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created.

     The Corporation may in its Bylaws confer powers upon its Board of Directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by law.


     7.8 The Board of Directors shall have power from time to time to fix and to determine and vary the amount of the working capital of the Corporation and to direct and determine the use and disposition of any surplus or net profits over and above the capital as determined pursuant to, and subject to, the provisions of the DGCL; and in its discretion the Board of Directors may use and apply any such surplus or accumulated profits in purchasing or acquiring bonds, debentures, notes, or other obligations or securities of the Corporation or shares of its own stock of any class so far as may be permitted by law, to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient, but any such bonds, debentures, notes, obligations, securities or stock so purchased or acquired (together with any stock or securities acquired in satisfaction of a debt or otherwise) may be resold. Nothing, however, shall be held to limit the general power of the Corporation to apply any other funds or assets to the purchase or acquisition or retirement of its stock, bonds, debentures, notes or other obligations or securities.



     7.9 The Board of Directors, subject to the applicable provisions of the Amended and Restated Bylaws and the DGCL, may from time to time determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account book or document of the Corporation, except as conferred by law or as authorized by the Board of Directors.

     7.10 The books of the Corporation may be kept within or without the State of Delaware at such place or places as may be designated from time to time by the Board of Directors.



     7.11 The Board of Directors may determine, from time to time, the amount of compensation which shall be paid to its members. The Board of Directors shall also have power, in its discretion, to provide for and to pay directors rendering unusual or exceptional services to the Corporation special compensation appropriate to the value of such services as determined by the Board of Directors from time to time.



     7.12 Subject to the rights of the holders of any series of Preferred Stock then outstanding to remove directors that the holders of such Preferred Stock were entitled to elect, a director of the Corporation may be removed only for cause. Such removal for cause may be effected only by the affirmative vote of all other Board members or the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of Voting Stock, voting together as a single class.



     EIGHTH: Amendment of Certificate and Bylaws.



     8.1 The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders herein are granted subject to this reservation; provided; however, that the provisions of Section 4.1 may not be amended, altered, changed or repealed in any respect to a class of Common Stock unless such amendment, alteration, change or repeal is approved by such class of Common Stock voting as separate class. In addition, the preceding sentence of this
Section 8.1 may not be amended, altered, changed or repealed in any respect unless such amendment, alteration, change or repeal is approved by each class of Common Stock voting as a separate class.



     8.2 The Bylaws of the Corporation may not be amended except by a majority vote of the entire Board of Directors, or the affirmative vote of the holders of at least two-third of the voting power of all of the then outstanding shares of Voting Stock, voting together as a single class.



     NINTH: Director Liability to Corporation. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article NINTH shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper financial benefit. No amendment or repeal of this Article NINTH shall apply to or have any effect on the liability or alleged liability of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

                                                           EXHIBIT C TO PLAN AND
                                                     AGREEMENT OF REORGANIZATION

                          AMENDED AND RESTATED BYLAWS

                                       OF

                                   BELK, INC.

                                   ARTICLE I

                                  STOCKHOLDERS

     Section 1. Annual Meeting. The annual meeting of the stockholders of Belk, Inc. (the "Corporation") for the election of directors of the Corporation and for the transaction of such other business as may properly come before the meeting shall be held at such place, either within or without the State of Delaware, on such date and at such time as the Board of Directors may by resolution provide. The Board of Directors may specify by resolution prior to any special meeting of stockholders held within the year that such meeting shall be in lieu of the annual meeting.

     Section 2. Special Meetings. Special meetings of the stockholders of the Corporation may only be called at any time by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board of Directors. Special meetings shall be held at such place, either within or without the State of Delaware, as is stated in the call and notice thereof. Such notice shall also state the purpose or purposes of the proposed meeting.

     Section 3. Notice of Meetings. (a) Unless otherwise provided by law, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten, nor more than sixty, days prior to such meeting to each stockholder entitled to vote at the meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Whenever notice is required to be given to any stockholder, a written waiver thereof, signed by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business transacted at, nor the purpose of, any regular or special meeting need be stated in the written waiver of notice of such meeting.

     (b) Notice of any meeting may be given by or at the direction of the Chairman, the President, the Secretary or the Board of Directors. No notice need be given of the time and place of reconvening of any adjourned meeting if the time and place to which the meeting is adjourned are announced at the adjourned meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

     Section 4. List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the class and number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who or which is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of the stockholders.

     Section 5. Quorum; Required Stockholder Vote. Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to (i) ten votes for each share of Class A Stock held by such stockholder that has voting power upon the matter in question and (ii) one vote for each share of Class B Stock held by such stockholder that has voting power upon the matter in question. A quorum for the transaction of business at any annual or special meeting of stockholders shall exist when the holders of the outstanding shares of both classes taken together entitled to vote and constituting a majority of the total votes are represented either in person or by proxy at such meeting. In all matters other than the election of directors, the affirmative vote of the shares of both classes taken together present in person or represented by proxy and constituting a majority of the total votes present and entitled to be cast at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the Amended and Restated Certificate of Incorporation or by these Amended and Restated Bylaws. Directors shall be elected by the affirmative vote of a plurality of the votes represented by the shares of both classes taken together present in person or represented by proxy at the meeting and entitled to vote on the election of directors. When a quorum is once present to organize a meeting, the stockholders present may continue to do business at the meeting or at any adjournment thereof notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

     Section 6. Proxies. A stockholder may vote either in person or by a proxy which such stockholder has duly executed in writing. No proxy shall be valid after three years from the date of its execution unless a longer period is expressly provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.

     Section 7. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, or in his absence by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

     Section 8. Record Date. In order that the Corporation may determine stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for any other lawful purpose, the Board of Directors of the Corporation may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of the determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall not be more than sixty nor less than ten days before the date of such meeting; and (b) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (x) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (y) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     Section 9. Report of Business. At each annual stockholders' meeting, one of the officers of the Corporation shall submit a statement of the business done during the preceding year, together with a report of the general financial condition of the Corporation and of the condition of its tangible property.

                                   ARTICLE II

                                   DIRECTORS

     Section 1. Power of Directors. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the authority and powers conferred upon the Board of Directors of the Corporation by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation and these Amended and Restated Bylaws, the Board of Directors is hereby authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the General Corporation Law, the Amended and Restated Certificate of Incorporation and these Amended and Restated Bylaws.

     Section 2. Composition of the Board. (a) The number of directors that shall constitute the Board of Directors of the Corporation shall not be less than two nor more than eighteen, as shall be determined from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board then in office.

     (b) The directors shall be divided into three classes and shall serve such terms of office as provided in the Amended and Restated Certificate of Incorporation.

     (c) A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

     (d) At each annual election, the directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless, by reason of any intervening changes in the authorized number of directors, the Board of Directors of the Corporation shall designate one or more directorships whose term then expires as directorships of another class in order more nearly to achieve equality of number of directors among the classes.

     (e) Notwithstanding the requirement of the Amended and Restated Certificate of Incorporation that the directors be evenly divided into three classes, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his prior death, resignation, disqualification or removal. If any newly created directorship may, consistent with the requirement of the Amended and Restated Certificate of Incorporation that the directors be evenly divided into three classes, be allocated to one or more classes, the Board of Directors of the Corporation shall allocate it to that of the available classes whose terms of office are due to expire at the earliest date following such allocation.

     Section 3.  Meetings of the Board; Notice of Meetings; Waiver of
Notice. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given. Special meetings of the Board of Directors may be held at such places within or without the State of Delaware and may be called by the Chairman, the President or a majority of the entire Board of Directors. Written notice of the time and place of such special meetings shall be given to each director by the persons calling such meeting by first class or registered mail at least four days before the meeting or by telephone, telecopy or in person at least one day before the meeting. Whenever notice is required to be given to any director, a written waiver thereof, signed by such director, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance at a meeting shall constitute a waiver of any required notice of such meeting, except when the director attends such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be stated in the notice or waiver of notice of such meeting.

     Section 4. Quorum; Vote Requirement. A majority of the directors then in office shall constitute a quorum for the transaction of business at any meeting. When a quorum is present, the vote of a majority of the directors present shall be the act of the Board of Directors, unless a greater vote is required by law, by the Amended and Restated Certificate of Incorporation, by these Amended and Restated Bylaws or by a resolution of the Board of Directors.

     Section 5. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in his absence by a President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

     Section 6. Action of Board Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if a written consent, setting forth the action so taken, is signed by all the directors or committee members and filed with the minutes of the proceedings of the Board of Directors or committee. Such consent shall have the same force and effect as a unanimous affirmative vote of the Board of Directors or committee, as the case may be.

     Section 7. Conference Telephone Meetings. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board or any such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

     Section 8. Committees. The Board of Directors, by resolution passed by a majority of all of the directors, may designate one or more committees, each committee to consist of one or more of the directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the power and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided that no committee shall have the power or authority of the Board of Directors in reference to (a) amending the Amended and Restated Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the Delaware General Corporation Law fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation), (b) adopting an agreement of merger or consolidation under Sections 251 or 252 of the Delaware General Corporation Law, (c) recommending to the stockholders the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, (d) recommending to the stockholders a dissolution of the Corporation or a revocation thereof, or (e) amending these Amended and Restated Bylaws. In addition, unless the resolution of the Board of Directors or the Amended and Restated Certificate of Incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware General Corporation Law. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article II.

     Section 9. Compensation. Directors, as such, shall not receive any stated salary for their services, but, by resolution of the Board, a specific sum fixed by the Board plus expenses may be allowed for attendance at each regular or special meeting of the Board and a quarterly or annual fixed fee may be allowed; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation or any parent or subsidiary corporation thereof in any other capacity and receiving compensation therefor.

                                  ARTICLE III

                                    OFFICERS

     Section 1. Executive Structure. The officers of the Corporation shall be a Chairman of the Board of Directors, one or more Vice Chairmen, one or more Presidents, one or more Vice Presidents who may be designated an Executive Vice President or Senior Vice President, a Secretary, a Treasurer and such Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time deem advisable, and such other officers as the Board of Directors may from time to time deem advisable and designate. Any two of said offices may be held by one person except the office of President and Vice President.

     Section 2. (a) The Chairman of the Board. The Chairman of the Board, who shall be chosen from among the Directors, shall be the Chief Executive Officer of the Corporation and shall have the general powers and duties of supervision and management of the business of the Corporation, shall preside at all meetings of the Board of Directors if present, and shall, in general, perform all duties incident to the office of Chairman of the Board and such other duties as, from time to time, may be assigned to him by the Board of Directors.

     (b) Vice Chairman of the Board. Each Vice Chairman of the Board shall perform such duties as may be prescribed by the Chairman and the Board of Directors from time to time.

     Section 3. The Presidents. The Presidents shall have active executive management of various operational functions of the Corporation subject, however, to the control of the Chairman, the Board of Directors and the stockholders. They shall, in general, perform such duties as may be assigned by the Chairman, Board of Directors and the stockholders.

     Section 4. The Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe or as the Chairman or any President may from time to time delegate.

     Section 5. The Secretary. The Secretary shall keep or cause to be kept in books provided for that purpose the minutes of the meetings of the stockholders and of the Board of Directors; shall see that all notices are duly given in accordance with the provisions of these Amended and Restated By-Laws and as required by law; shall be custodian of the records and of the seal of the Corporation and see that the seal is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Amended and Restated By-Laws; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by the Board of Directors or by the Chairman.

     The Assistant Secretaries. Each Assistant Secretary (if one or more Assistant Secretaries be elected or appointed) shall assist the Secretary in his duties, and shall perform such other duties as the Board of Directors may from time to time prescribe or the Chairman may from time to time delegate to him. At the request of the Secretary, any Assistant Secretary may, in the case of the absence or inability to act as the Secretary, temporarily act in his place. In the case of the death of the Secretary, or in the case of his absence or inability to act without having designated an Assistant Secretary to act temporarily in his place, the Assistant Secretary so to perform the duties of the Secretary shall be designated by the Chairman.

       The Treasurer. The Treasurer shall have charge and custody of and be responsible for, all funds of the Corporation, and shall deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors; shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever; and, in general, shall perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board of Directors or by the Chairman. The Treasurer shall render to the Chairman and the Board of Directors, whenever the same shall be required, an account of all his transactions as Treasurer and of the financial condition of the Corporation. He shall, if required so to do by the Board of Directors, give the Corporation a bond in such amount and with such surety or sureties as may be ordered by the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

     The Assistant Treasurers. Each Assistant Treasurer (if one or more Assistant Treasurers be elected or appointed) shall assist the Treasurer in his duties, and shall perform such other duties as the Board of Directors may from time to time prescribe or the Chairman may from time to time delegate to him. At the request of the Treasurer, any Assistant Treasurer may, in the case of the absence or inability to act as the Treasurer, temporarily act in his place. In the case of the death of the Treasurer, or in the case of his absence or inability to act without having designated an Assistant Treasurer to act temporarily in his place, the Assistant Treasurer to perform the duties of the Treasurer shall be designated by the Chairman. Each Assistant Treasurer shall, if required to do so by the Board of Directors, give the Corporation a bond in such amount and with such surety or sureties as may be ordered by the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

     Section 6. Resignations; Removal; Vacancies. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any vacancy occurring in any office of the Corporation by reason of death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

     Section 7. Compensation. The salaries of the officers shall be fixed from time to time by the Board of Directors, by a Committee of the Board or by any officer the Board designates. No officer shall be prevented from receiving such salary by reason of the fact that such officer is also a director of the Corporation.

                                   ARTICLE IV

                                     STOCK

     Section 1. Stock Certificates. Certificates representing shares of stock of the Corporation shall be in such form as may be approved by the Board of Directors, which certificates shall be issued to stockholders of the Corporation in numerical order from the stock book of the Corporation, and each of which shall bear the name of the stockholder, the class and number of shares represented, and the date of issue; and which shall be signed by the Chairman, the President or a Vice President and the Secretary or an Assistant Secretary of the Corporation or any other officer authorized to sign by the Board of Directors; and which shall be sealed with the seal of the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

     Section 2. Transfer of Stock. Shares of stock of the Corporation shall be transferred only on the books of the Corporation upon surrender to the Corporation of the certificate or certificates representing the shares to be transferred accompanied by an assignment in writing of such shares properly executed by the stockholder of record or such stockholder's duly authorized attorney-in-fact and with all taxes on the transfer having been paid. The Corporation may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper. The Board of Directors may make such additional rules concerning the issuance, transfer and registration of stock as it shall so determine. Transfers of shares of stock of the Corporation shall in all cases comply with the Amended and Restated Certificate of Incorporation.

     Section 3. Stock Ledger. A record shall be kept by the Secretary or by any other officer, employee or agent designated by the Board of Directors, of the name of each person, firm or corporation holding capital stock of the Corporation, the class and number of shares represented by, and the respective dates of, each certificate for such capital stock, and in case of cancellation of any such certificate, the respective dates of cancellation.

     Section 4. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

     Section 5. Registered Stockholders. The Corporation may deem and treat the holder of record of any stock as the absolute owner for all purposes and shall not be required to take any notice of any right or claim of right of any other person, except as otherwise provided in the Amended and Restated Certificate of Incorporation.

                                   ARTICLE V

                             DEPOSITORIES AND SEAL

     Section 1. Depositories. All funds of the Corporation shall be deposited in the name of the Corporation in such bank, banks, or other financial institutions as the Board of Directors may from time to time designate and shall be drawn out on checks, drafts or other orders signed on behalf of the Corporation by such person or persons as the Board of Directors may from time to time designate.

     Section 2. Seal. The Board of Directors may, in its discretion, provide for a suitable seal, which seal shall be in the charge of the Secretary.

                                   ARTICLE VI

                                INDEMNIFICATION

     Section 1. Indemnification. (a) Actions Other Than Those by or in the Right of the Corporation. (i) Subject to Section 1(d) of this Article VI, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation (or such other corporation or organization), and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     (ii) Subject to Section 1(d) of this Article VI, the Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation (or such other corporation or organization), and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     (iii) The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     (b) Action by or in the Right of the Corporation. (i) Subject to Section 1(d) of this Article VI, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation (or such other corporation or organization) and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation (or such other corporation or organization) unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (ii) Subject to Section 1(d) of this Article VI, the Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation (or such other corporation or organization) and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation (or such other corporation or organization) unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (c) Successful Defense of Action. Notwithstanding, and without limitation of, any other provision of this Article VI, to the extent that a director, officer, employee or agent or former director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph (a) or (b) of this Section 1, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

     (d) Determination Required. Any indemnification under paragraph (a) or (b) of this Section 1 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in said paragraph. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who are not or were not parties to the particular action, suit or proceeding, (ii) if such a quorum is not obtainable, by majority vote of a committee designated by the Board of Directors consisting only of directors who are not or were not parties to the particular action, suit or proceeding, (iii) by independent legal counsel in a written opinion, or (iv) by the stockholders.

     (e) Advances. Expenses (including attorney's fees) incurred by a director, officer, employee or agent or former director, officer, employee or agent in defending or investigating any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent or former director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article. The right provided in the first sentence of this Section 1(e) is a contract right.

     Section 2. Insurance. The Corporation may, when authorized by the Board of Directors, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would be required to indemnify such person against such liability under the provisions of Section 1. The risks insured under any insurance policies purchased and maintained on behalf of any person as aforesaid or on behalf of the Corporation shall not be limited in any way by the terms of this Article VI and to the extent compatible with the provisions of such policies, the risks insured shall extend to the fullest extent permitted by law, common or statutory.

     Section 3. Nonexclusivity; Duration. The indemnification, rights, and limitations of liability provided by this Article VI shall not be deemed exclusive of any other indemnification, rights or limitations of liability to which any person may be entitled under the Amended and Restated Certificate of Incorporation, these Amended and Restated Bylaws or any agreement, vote of stockholders or disinterested directors, or otherwise, either as to action in such person's official capacity or as to action in another capacity while holding office, and they shall continue although such person has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators. The authorization to purchase and maintain insurance set forth in Section 2 of this Article VI shall likewise not be deemed exclusive.

     Section 4. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, employee benefit plan, enterprise or non-profit entity.

     Section 5. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

     Section 6. Certain Definitions. For purposes of this Article VI, the reference to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VI.

                                  ARTICLE VII

                              AMENDMENT OF BYLAWS

     These Amended and Restated Bylaws may be altered, amended or repealed only as specified in the Amended and Restated Certificate of Incorporation.

                                                           EXHIBIT D TO PLAN AND
                                                     AGREEMENT OF REORGANIZATION

                             DIRECTORS OF NEW BELK

                             John M. Belk, Chairman
                              Sarah Belk Gambrell
                              Thomas M. Belk, Jr.
                                H. W. McKay Belk
                                  John R. Belk
                                David B. Cannon
                               J. Kirk Glenn, Jr.
                              Karl G. Hudson, Jr.
                                 John A. Kuhne
                             B. Frank Matthews, II

                                    ANNEX C



                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Saralee Griffeth Abbitt......................                    303                       0.000507%
Christine M. Anderson........................                    896                       0.001500%
Evelyn M. Anderson...........................                 40,181                       0.067290%
Julia Whitney Austin.........................                     75                       0.000125%
Frances Hensdale Autry.......................                 57,255                       0.095883%
Judith A. Azzara.............................                     29                       0.000049%
Vincent A. Azzara............................                     29                       0.000049%
Elizabeth K. Baker...........................                112,003                       0.187567%
Giles Patterson Corey Baker..................                     82                       0.000137%
Greenville Banks, Jr.........................                  1,261                       0.002112%
Zuma Deon Lindsey Banks......................                 15,821                       0.026495%
A. Neil Bare.................................                 25,729                       0.043087%
Cheryl A. Beaman.............................                    373                       0.000624%
John Edward Beaman, Jr.......................                 55,902                       0.093617%
Michael Hudson Beaman........................                    373                       0.000624%
Virginia Hudson Beaman.......................                120,878                       0.202430%
William Stuart Beaman........................                    373                       0.000624%
T. L. Beckham................................                    111                       0.000185%
Martha B. Beery..............................                 20,623                       0.034537%
W. B. Beery, III.............................                315,795                       0.528851%
William B. Beery, III and Martha B. Beery
  Irrevocable Trust..........................                187,483                       0.313971%
Thomas M. Belk, Jr., Custodian for Adelaide
  Lucinda Fortune Belk under the N. C.
  Uniform Gifts to Minors Act................                 34,761                       0.058213%
Thomas M. Belk, Jr., Custodian for Adelaide
  Lucinda Fortune Belk under the N. C.
  Uniform Transfers to Minors Act............                 34,952                       0.058533%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or Katherine Belk Morris, as
  substitute custodian in the order named,
  for Adelaide Lucinda Fortune Belk under NC
  UTTMA......................................                 46,542                       0.077942%
Paul H. Belk, Custodian for Andrew Paul Belk
  under the N. C. Uniform Transfers to Minors
  Act........................................                    519                       0.000869%
Ann Everett Belk.............................                     18                       0.000031%
John R. Belk, Custodian for Anna Dupree Belk
  under the N. C. Uniform Gifts to Minors
  Act........................................                 36,142                       0.060526%
John R. Belk, Custodian for Anna Dupree Belk
  under the N. C. Uniform Transfers to Minors
  Act........................................                 32,848                       0.055009%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or H. W. McKay Belk, as substitute
  custodian in the order named, for Anna
  Dupree Belk, under NC UTTMA................                 59,339                       0.099373%
James Herschel Belk, Custodian for Bruce
  Henderson Belk under the Georgia Uniform
  Gifts to Minors Act........................                  1,954                       0.003272%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
James Herschel Belk, Custodian for Bruce
  Henderson Belk under the Georgia Uniform
  Transfers to Minors Act....................                  5,267                       0.008820%
Henderson Belk, as Custodian, or Paul H. Belk
  or Sue Hadley Nichols, as substitute
  custodian in the order named, for Bruce
  Henderson Belk, under NC UTTMA.............                 10,751                       0.018004%
Thomas E. Belk, Custodian for Caroline Mason
  Belk under the N. C. Uniform Transfers to
  Minors Act.................................                  2,809                       0.004704%
Claudia Watkins Belk Grantor Trust dated
  2/23/96....................................                  6,555                       0.010977%
Wachovia Bank & Trust Company, N. A., et al,
  Trustees U/A dated 12/29/76 with John M.
  Belk f/b/o Claudia W. Belk.................                635,977                       1.065048%
Donnie Henderson Belk........................                  2,414                       0.004043%
John R. Belk, Custodian for Frances Whitner
  Belk under the N. C. Uniform Transfers to
  Minors Act.................................                 51,331                       0.085962%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or H. W. McKay Belk, as substitute
  custodian in the order named, for Frances
  Whitner Belk, under NC UTTMA...............                 54,660                       0.091537%
Henderson Belk, as Custodian, or Paul H. Belk
  or Sue Hadley Nichols, as substitute
  custodian in the order named, for Hadley
  Elizabeth Belk, under NC UTTMA.............                  8,590                       0.014385%
H. W. McKay Belk.............................                247,046                       0.413719%
H.W. McKay Belk, Trustee U/A dated 2/1/94....                849,503                       1.422632%
H. W. McKay Belk, Custodian for Hamilton
  Witherspoon McKay Belk, Jr. under the N. C.
  Uniform Gifts to Minors Act................                 36,712                       0.061480%
H. W. McKay Belk, Custodian for Hamilton
  Witherspoon McKay Belk, Jr. under the N. C.
  Uniform Transfers to Minors Act............                 32,975                       0.055222%
Thomas M. Belk, as Custodian, or Thomas M.
  Belk, Jr. or John R. Belk, as substitute
  custodian in the order named, for Hamilton
  W. McKay Belk, Jr., under NC UTTMA.........                 40,287                       0.067467%
Henderson Belk...............................                 11,847                       0.019840%
Tr. u/w Mary I. Belk f/b/o Henderson Belk, et
  al.........................................                287,649                       0.481716%
Trustees u/w W. H. Belk for the benefit of
  Henderson Belk, et al......................                228,016                       0.381850%
James H. Belk Revocable Trust dated
  2/15/96....................................                188,939                       0.316409%
James Herschel Belk, Custodian for James
  Herschel Belk, Jr. under the Georgia
  Uniform Gifts to Minors Act................                  4,850                       0.008122%
James Herschel Belk, Custodian for James
  Herschel Belk, Jr. under the Georgia
  Uniform Transfers to Minors Act............                  5,267                       0.008820%
Henderson Belk, as Custodian, or Paul H. Belk
  or Sue Hadley Nichols, as substitute
  custodian in the order named, for James
  Herschel Belk, Jr., under NC UTTMA.........                 10,751                       0.018004%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Thomas E. Belk, Custodian for Joanne Everett
  Belk under the N. C. Uniform Transfers to
  Minors Act.................................                  2,849                       0.004771%
John M. Belk and Claudia W. Belk, Trustees
  under Agreement dated December 10, 1987....              7,946,606                      13.307898%
Tr. u/w Mary I. Belk f/b/o John M. Belk, et
  al.........................................                288,956                       0.483904%
Trustees u/w W. H. Belk for the benefit of
  John M. Belk, et al........................                228,016                       0.381850%
John R. Belk.................................                194,613                       0.325911%
John Robert Belk, Trustee U/A dated
  1/17/94....................................                943,191                       1.579528%
John R. Belk, Custodian for John Robert Belk,
  Jr. under the N. C. Uniform Gifts to Minors
  Act........................................                 35,373                       0.059238%
John R. Belk, Custodian for John Robert Belk,
  Jr. under the N. C. Uniform Transfers to
  Minors Act.................................                 35,639                       0.059683%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or H. W. McKay Belk, as substitute
  custodian in the order named, for John
  Robert Belk, Jr., under NC UTTMA...........                 60,024                       0.100520%
H. W. McKay Belk, Custodian for John Wilson
  Belk under the N. C. Uniform Transfers to
  Minors Act.................................                  7,139                       0.011955%
Thomas M. Belk, as Custodian, or Thomas M.
  Belk, Jr. or John R. Belk, as substitute
  custodian in the order named, for John
  Wilson Belk, under NC UTTMA................                 30,027                       0.050285%
Karen H. Belk................................                 20,268                       0.033942%
Katherine McKay Belk.........................                116,123                       0.194467%
Katherine McKay Belk,Trustee U/A dated
  October 12, 1993...........................                802,438                       1.343814%
Thomas M. Belk, Jr., Custodian for Katherine
  McKay Belk under the N. C. Uniform Gifts to
  Minors Act.................................                 39,280                       0.065781%
Thomas M. Belk, Jr., Custodian for Katherine
  McKay Belk under the N. C. Uniform
  Transfers to Minors Act....................                 32,128                       0.053804%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or Katherine Belk Morris, as
  substitute custodian in the order named,
  for Katherine McKay Belk, under NC UTTMA...                 40,640                       0.068058%
H. W. McKay Belk, Custodian for Katherine
  Whitner Belk under the N. C. Uniform Gifts
  to Minors Act..............................                 34,761                       0.058213%
H. W. McKay Belk, Custodian for Katherine
  Whitner Belk under the N. C. Uniform
  Transfers to Minors Act....................                 31,582                       0.052889%
Thomas M. Belk, as Custodian, or Thomas M.
  Belk, Jr. or John R. Belk, as substitute
  custodian in the order named, for Katherine
  Whitner Belk, under NC UTTMA...............                 41,869                       0.070117%
Kimberly D. Belk.............................                 21,523                       0.036044%
Paul H. Belk, Custodian for Laura Cecelia
  Belk under the N. C. Uniform Transfers to
  Minors Act.................................                    519                       0.000869%

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
                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Thomas M. Belk, Jr., Custodian for Margaret
  Elizabeth Belk under the N. C. Uniform
  Transfers to Minors Act....................                 13,301                       0.022275%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or Katherine Belk Morris, as
  substitute custodian in the order named,
  for Margaret Elizabeth Belk, under NC
  UTTMA......................................                 53,773                       0.090052%
Mary Claudia Belk Irrevocable Trust dated
  1/4/94.....................................                102,070                       0.170933%
Claudia W. Belk, Tr. u/a f/b/o Mary Claudia
  Belk.......................................                 21,862                       0.036612%
Wachovia Bank & Trust Company, N. A., et al,
  Trustees U/A dated 12/29/76 with John M.
  Belk f/b/o Mary Claudia Belk...............                701,535                       1.174836%
H. W. McKay Belk, Custodian for Nina Cabell
  Belk under the N. C. Uniform Gifts to
  Minors Act.................................                 42,235                       0.070729%
H. W. McKay Belk, Custodian for Nina Cabell
  Belk under the N. C. Uniform Transfers to
  Minors Act.................................                 28,091                       0.047043%
Thomas M. Belk, as Custodian, or Thomas M.
  Belk, Jr. or John R. Belk, as substitute
  custodian in the order named, for Nina
  Cabell Belk, under NC UTTMA................                 40,133                       0.067209%
Nina F. Belk.................................                 24,970                       0.041816%
Pamela H. Belk...............................                  1,104                       0.001849%
Paul H. Belk, Custodian for Patrick Joseph
  Belk under the N. C. Uniform Gifts to
  Minors Act.................................                  7,733                       0.012950%
Paul Henderson Belk..........................                352,828                       0.590868%
Sarah F. Belk................................                 23,459                       0.039286%
Sarah Margaret Belk..........................                 49,166                       0.082337%
Thomas Joel Belk.............................                  3,417                       0.005722%
Thomas M. Belk, Trustee U/A dated September
  15, 1993...................................              3,706,151                       6.206559%
Tr. u/w Mary I. Belk f/b/o Thomas M. Belk, et
  al.........................................                288,089                       0.482452%
Trustees u/w W. H. Belk for the benefit of
  Thomas M. Belk, et al......................                228,016                       0.381850%
Thomas Milburn Belk, Jr......................                247,689                       0.414796%
Thomas M. Belk, Jr., Trustee U/A dated
  1/18/94....................................                873,344                       1.462558%
Thomas M. Belk, Jr., Custodian for Thomas
  Milburn Belk, III under the N. C. Uniform
  Gifts to Minors Act........................                 38,154                       0.063895%
Thomas M. Belk, Jr., Custodian for Thomas
  Milburn Belk, III under the N. C. Uniform
  Transfers to Minors Act....................                 33,945                       0.056846%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or Katherine Belk Morris, as subsitute
  custodian in the order named, for Thomas
  Milburn Belk, III, under NC UTTMA..........                 41,197                       0.068991%
H. W. McKay Belk, Custodian for William
  Daniel Belk under the N. C. Uniform
  Transfers to Minors Act....................                 14,382                       0.024085%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Thomas M. Belk, as Custodian, or Thomas M.
  Belk, Jr. or John R. Belk, as substitute
  custodian in the order named, for William
  Daniel Belk, under NC UTTMA................                 55,539                       0.093009%
Tr. u/w Mary I. Belk f/b/o W. H. Belk, Jr.,
  et al......................................                285,401                       0.477951%
Trustees u/w W. H. Belk for the benefit of W.
  H. Belk, Jr., et al........................                228,016                       0.381850%
William Henry Belk, III......................                    268                       0.000448%
W. H. Belk, III and Diane Belk, Co-trustees
  U/A dated 2/8/88...........................                 25,301                       0.042371%
The Belk Foundation, Paul B. Wyche, Jr.,
  Trustee....................................                 18,797                       0.031479%
William A. Benninghoff.......................                  7,234                       0.012115%
William Allan Benninghoff, Sr. and Shirley R.
  Benninghoff, Tenants in Common.............                  6,700                       0.011220%
Betty Jane Benton............................                  3,188                       0.005339%
Olivia Benton................................                    907                       0.001519%
Byron L. Bergren.............................                  1,142                       0.001912%
Alfred F. Bischoff, Jr.......................                  1,958                       0.003279%
Kenneth H. Bishop............................                  6,652                       0.011140%
Fred M. Blackmon.............................                 11,180                       0.018723%
Andrew Hoyt Borland, Jr......................                 39,914                       0.066843%
J. C. Bradford & Co..........................                     28                       0.000047%
Winona B. Bradham............................                 48,174                       0.080675%
Bob Bratton, Jr. and Deborah Ann Bratton, his
  wife, as joint tenants with right of
  survivorship...............................                  8,023                       0.013436%
Eleanor Riggins Brawley......................                  6,427                       0.010763%
Rowland Brazzeal.............................                  5,461                       0.009145%
Lou Jones Bristow............................                  1,996                       0.003343%
R. Tildon Brittle............................                     57                       0.000095%
Hugh Wilson Broome, III......................                 26,615                       0.044571%
Mary Alice Broome............................                 26,671                       0.044665%
Brothers Investment Company..................              1,484,374                       2.485828%
Martha Riggins Brown.........................                  6,092                       0.010202%
Susan W. Brubaker............................                 21,015                       0.035193%
Betty F. Buchanan............................                    426                       0.000713%
Kenneth D. Bufford...........................                    168                       0.000281%
Charles Scott Burford........................                    869                       0.001455%
Jesse Paul Burford, III......................                    869                       0.001455%
Guy L. Byerly, Jr............................                 20,872                       0.034954%
David Belk Cannon............................              1,886,100                       3.158584%
Residuary Trust u/w of Mrs. Henry Belk
  Cannon.....................................                651,254                       1.090632%
Ruth Stowe Carter............................                  4,937                       0.008268%
Pamela Franklin Carver.......................                    480                       0.000804%
David H. Cathcart............................                    114                       0.000190%
Jon Christopher Champion.....................                    359                       0.000601%
Joseph J. Chesson............................                    158                       0.000264%
Doris T. Clappier............................                 20,206                       0.033838%
Valda Kathleen Collier.......................                    874                       0.001464%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Walter C. Cornwell and Fon F. Cornwell, Co-
  Trustees under the Walter and Fon Cornwell
  Living Trust, dated July 17, 1997..........                 22,818                       0.038212%
Belinda Howard Corpening.....................                  4,462                       0.007472%
Charles G. Couch, Jr.........................                 62,115                       0.104022%
Margaret Parks Cowan.........................                 70,989                       0.118883%
Nancy Hudson Cox.............................                 64,302                       0.107684%
Andrew S. Coxe, II...........................                  1,749                       0.002929%
Betty White Crandall.........................                 12,010                       0.020113%
Dorothy Anne Cumbey..........................                    865                       0.001449%
NCNB National Bank of North Carolina, Trustee
  U/A 7/9/65 -- Sadie Belk Cummings,
  Grantor....................................                687,171                       1.150781%
Oscar Douglas Davis, Jr......................                  1,429                       0.002393%
Caroline T. Davis, Custodian of Suzanne Marie
  Davis, a minor, under the Florida Uniform
  Transfers to Minors Act....................                  1,073                       0.001797%
Suzanne M. Dedrick...........................                 11,527                       0.019304%
Louise Barrett Derr..........................                  1,841                       0.003083%
JoAnn F. Dollar..............................                     39                       0.000065%
William Gary Dommisse as Trustee under Item
  IV of the Will of Marvin J. Dommisse,
  deceased...................................                     20                       0.000034%
James H. Doughton............................                 19,016                       0.031845%
NationsBank as Trustee for the Robert L.
  Doughton II Revocable Trust dated
  3/25/97....................................                 63,542                       0.106412%
Daisy Doughton Lange and North Carolina
  National Bank, Trustees for Robert L.
  Doughton, II under Agreement dated July 21,
  1965 -- Johny Belk Blackmon, Grantor.......                706,580                       1.183284%
North Carolina National Bank, Successor
  Trustee u/w J. Horton Doughton for Virginia
  D. P. Doughton.............................                 40,157                       0.067249%
George W. Dowdy, Jr..........................                    386                       0.000647%
Sterling Dunlap..............................                    772                       0.001293%
Claud L. Efird, Jr...........................                  1,749                       0.002929%
S. C. Elliott................................                  4,796                       0.008032%
Pauline T. Ellis, Trustee U/A dated
  3/28/89....................................                 15,797                       0.026455%
William David Ellis..........................                115,064                       0.192694%
W. David Ellis, Custodian for Andrew William
  Ellis under the S. C. Uniform Transfers to
  Minors Act.................................                  7,793                       0.013051%
W. D. Ellis, Trustee for Andrew William Ellis
  U/A
dated February 27, 1986......................                  5,477                       0.009172%
W. David Ellis, Custodian for Zachary David
  Ellis under the S. C. Uniform Transfers to
  Minors Act.................................                  7,793                       0.013051%
W. D. Ellis, Trustee for Zachary Ellis U/A
  dated June 7, 1985.........................                  5,477                       0.009172%
W. D. Ellis, Trustee for Jon Christopher
  Champion U/A dated June 7, 1985............                  5,477                       0.009172%
W. D. Ellis, Trustee for Robin Renee Champion
  U/A dated June 7, 1985.....................                  5,477                       0.009172%
W. D. Ellis, Trustee for Judith E. Pollander
  U/A dated June 7, 1985.....................                 27,023                       0.045254%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Mary Jane Ellison............................                    944                       0.001581%
Carol Hudson Eure, Jr........................                    265                       0.000444%
Mary Elizabeth and Carol H. Eure, Tenants in
  Common.....................................                  6,159                       0.010314%
Carol McHugh Faulkner........................                  6,148                       0.010296%
Terese Rhodes Faulkner.......................                  7,911                       0.013248%
Edward S. Finley, Jr.........................                  1,738                       0.002911%
Virginia Doughton Finley.....................                 17,279                       0.028937%
James A. Flanders............................                     29                       0.000049%
Emmett Williamson Fontaine...................                100,132                       0.167687%
James Ritchie Fontaine.......................                 16,689                       0.027948%
Foundation for the Carolinas.................                 10,820                       0.018120%
Stacy Ryan Fowler............................                     21                       0.000035%
William R. Fowler............................                    785                       0.001315%
Alvin Richard Franklin.......................                    480                       0.000804%
Clyde Joseph Franklin........................                     39                       0.000065%
Marian L. Fray...............................                  7,420                       0.012426%
Rosalie Baker Fuller.........................                     82                       0.000137%
Anthony B. Funari............................                  3,902                       0.006535%
Dell B. Funari...............................                 37,116                       0.062157%
Eva Nancy Gallant............................                  3,795                       0.006355%
Julia Gallant................................                  2,742                       0.004592%
Harriett Gallant, Trustee u/w Paul M.
  Gallant....................................                 21,848                       0.036588%
William Erskine Gallant, III.................                  3,766                       0.006307%
Barbara C. Gallion...........................                  1,419                       0.002376%
Sarah Belk Gambrell..........................              9,207,558                      15.419569%
Tr. u/w Mary I. Belk f/b/o Sarah Belk
  Gambrell, et al............................                286,290                       0.479440%
Trustees u/w W. H. Belk for the benefit of
  Sarah Belk Gambrell, et al.................                228,016                       0.381850%
Mario Garcia, Trustee, Mary Garcia, Trustee,
  Garcia Family Trust........................                  5,468                       0.009157%
Charles A. Gardner...........................                  3,591                       0.006014%
Dorothy Hensdale Gardner.....................                 57,255                       0.095883%
Elizabeth Baker Garrett......................                     82                       0.000137%
Sarah Spears Geddie..........................                  4,143                       0.006938%
Betty Catherine Griffeth Geiger..............                    455                       0.000762%
Carolyn Snipes Gilliam.......................                    874                       0.001464%
James K. Glenn, Jr...........................                160,709                       0.269134%
John Belk Stevens Trust U/W ITEM III, Section
  C f/b/o James Kirk Glenn, Jr., et al.......                195,685                       0.327707%
James K. Glenn, III..........................                  5,785                       0.009688%
Madlon Chambers Glenn........................                    871                       0.001459%
Madlon Hawley Glenn..........................                  5,785                       0.009688%
Sara Stevens Glenn...........................                599,648                       1.004209%
John Belk Stevens Trust U/W ITEM III, Section
  A f/b/o Sara S. Glenn......................                391,897                       0.656296%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Sara Stevens Glenn, Trustee under the Will of
  Nealie Belk Stevens for Sara Stevens
  Glenn......................................                536,760                       0.898893%
Catherine H. Godwin..........................                103,738                       0.173726%
Peggy E. Good................................                    315                       0.000528%
Gordon Family Limited Partnership............                155,155                       0.259833%
Barbara A. Grant.............................                  2,277                       0.003813%
Miss Julia L. Grant..........................                 62,342                       0.104402%
Thomas Alexander Grant, III..................                    484                       0.000811%
John Keith Green.............................                 75,654                       0.126695%
Keith Smith Green............................                 33,705                       0.056445%
Robin Renee Green............................                    359                       0.000601%
Agnes A. Greenwood, as Trustee of the........                  6,092                       0.010202%
Agnes A. Greenwood Living Trust Agreement
  dated October 16, 1995
Robert E. Greiner............................                    302                       0.000506%
John Argis Hagins, Jr........................                 31,361                       0.052519%
Money Purchase Pension Plan of John A.
  Hagins, Jr., P. A..........................                  1,650                       0.002764%
Mary E. Hagins...............................                 31,370                       0.052534%
Mary N. Hagins...............................                  9,897                       0.016574%
Nora Matthews Hale...........................                 18,953                       0.031740%
Elizabeth J. Hammond and James L. Hammond,
  Joint Tenants..............................                  6,209                       0.010398%
Mary E. S. Hanahan...........................                261,372                       0.437710%
Love L. Hardaway as Trustee of the Love L.
  Hardaway Revocable Trust created U/A dated
  April 11, 1991, with Love L. Hardaway as
  Grantor....................................                 24,651                       0.041282%
Robert E. Hardaway, III, as Trustee of the
  Robert E. Hardaway, III Revocable Trust
  created U/A dated April 11, 1991 with
  Robert E. Hardaway, III as Grantor.........                 56,225                       0.094158%
Robert Lindsey Hardaway......................                 15,821                       0.026495%
Charles C. Harris, III.......................                     18                       0.000031%
Herbert Hackney Harris.......................                    158                       0.000264%
Jense Jeffries Harris........................                    473                       0.000793%
Julian Clinton Harris........................                    158                       0.000264%
James Kennedy Hartsfield.....................                  2,854                       0.004779%
Bobby E. Helms...............................                  2,186                       0.003661%
Richard Lawrence Hensdale....................                 57,283                       0.095930%
Jerry Miller Herritage.......................                  1,749                       0.002929%
Pauline P. Hinde.............................                  8,575                       0.014360%
S. H. Hocutt, Jr.............................                  5,834                       0.009770%
Jane Lane Hodges.............................                    812                       0.001360%
Olivia S. Hodges.............................                  1,209                       0.002025%
Mary Elizabeth Holcomb.......................                  2,106                       0.003527%
I. N. Howard.................................                 56,776                       0.095081%
Ruth C. Howard...............................                  4,565                       0.007645%
Troy M. Howard...............................                  1,245                       0.002085%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
W. F. Howard, III............................                  1,418                       0.002375%
William Freeman Howard, Jr...................                 32,822                       0.054966%
James T. Hubbard.............................                  4,548                       0.007616%
Richard W. Hudson, Custodian for Ashley
  Claire Hudson under the N. C. Uniform
  Transfers to Minors Act....................                  4,889                       0.008187%
Richard W. Hudson, Custodian for Jennifer
  Anne Hudson under the N. C. Uniform
  Transfers to Minors Act....................                  4,889                       0.008187%
Karl G. Hudson, Jr...........................                  5,451                       0.009129%
Karl G. Hudson, III..........................                103,707                       0.173674%
Mike Belk Hudson.............................                736,307                       1.233067%
Amos J. Cummings, John L. Green, Jr. and
  North Carolina National Bank, Co-Trustees
  U/A 8/18/65 -- Mike Belk Hudson, Grantor...                 73,677                       0.123384%
Marjorie L. Hudson Irrevocable Trust.........                 27,924                       0.046763%
Richard W. Hudson............................                 94,060                       0.157519%
William J. Hudson, IV........................                 63,109                       0.105686%
Edward A. Hunter, Jr., Custodian for Angela
  Caroline Hunter under the N. C. Uniform
  Gifts to Minors Act........................                    946                       0.001584%
Edward A. Hunter.............................                  7,883                       0.013201%
Edward Alton Hunter, Jr......................                  4,730                       0.007921%
Edward A. Hunter, Jr., Custodian for Edward
  Alton Hunter, IV under the N. C. Uniform
  Gifts to Minors Act........................                    946                       0.001584%
Geraldine W. Hunter Testamentary Trust.......                  3,153                       0.005280%
Jennifer Hunter..............................                    788                       0.001320%
Phillip C. Hunter............................                  5,834                       0.009770%
Stephen J. Huntley...........................                  2,963                       0.004962%
Janet B. Irwin...............................                    158                       0.000264%
Harriet Matthews Jackson.....................                 35,873                       0.060075%
Catherine Wilson Jeffries....................                    788                       0.001320%
H. M. Jeffries, Jr...........................                 51,242                       0.085813%
Jason Byerly Jeffries........................                    158                       0.000264%
Lynwood B. Jeffries..........................                    473                       0.000793%
James C. Jennings............................                  2,117                       0.003545%
Wallace F. Johnson...........................                  5,000                       0.008373%
Jane Lane Jones..............................                    249                       0.000417%
Jane P. Jones................................                    887                       0.001485%
Mercer Taylor Jones, as Custodian for Kathryn
  Taylor Jones under the North Carolina
  Uniform Transfers to Minors Act............                  1,950                       0.003266%
Mercer Taylor Jones, as Custodian for
  Margaret Riis Jones under the North
  Carolina Uniform Transfers to Minors Act...                  1,950                       0.003266%
Mercer Taylor Jones..........................                 57,014                       0.095479%
David Joyner.................................                    177                       0.000296%
Annabelle Matthews Kelly.....................                 19,019                       0.031850%
Betty L. Kennedy.............................                  3,445                       0.005769%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Robert K. Kerr, Jr...........................                  2,280                       0.003818%
Robert K. Kerr, III..........................                     57                       0.000096%
Billy O. Killian.............................                  5,769                       0.009661%
Ray A. Killian...............................                  1,174                       0.001966%
David E. Kimrey..............................                    360                       0.000603%
Elizabeth Lynn Kimrey........................                    221                       0.000371%
W. H. Kimrey, Jr.............................                    360                       0.000603%
Margaret Fontaine King.......................                 16,411                       0.027483%
Evelyn J. Kirby, Bonnie Gail Kirby Boggle and
  Karen J. Kirby Mason, as Co-Trustees of the
  Edward S. Kirby Family Trust...............                 97,564                       0.163387%
Herbert J. Knight............................                  2,357                       0.003947%
Sarah Belk Gambrell Knight...................              2,111,894                       3.536714%
John A. Kuhne................................                 21,760                       0.036441%
John A. Kuhne, Jr............................                 35,150                       0.058864%
John A. Kuhne, Jr., Custodian for Katharine
  Simpson Kuhne under the S. C. Uniform
  Transfers to Minors Act....................                  2,314                       0.003875%
Lucy Caroline B. Kuhne.......................                 37,361                       0.062567%
Lucy Simpson Kuhne...........................                289,876                       0.485445%
William D. S. Kuhne, Custodian for R. Lauren
  Kuhne under the S. C. Uniform Tranfers to
  Minors Act.................................                  3,794                       0.006354%
William D. S. Kuhne..........................                 40,632                       0.068045%
Rebecca Love Hardaway LaBarre................                 15,821                       0.026495%
Sharon Ridley, Trustee for Estate of Zena J.
  Landis.....................................                  2,760                       0.004622%
NationsBank as Trustee for the Daisy Belk
  Doughton Lange Revocable Trust dated
  3/25/97....................................                194,249                       0.325302%
Sara Dew Misner and North Carolina National
  Bank, Co-Trustees for Daisy Doughton Lange
  U/A dated November 5, 1965 -- Johny Belk
  Blackmon, Grantor..........................                482,739                       0.808426%
Eric Belk Lange..............................                  2,911                       0.004875%
John Belk Lange..............................                 87,609                       0.146716%
John Belk Lange, Custodian for Sofia Belk
  Lange under the N. C. Uniform Transfers to
  Minors Act.................................                  1,786                       0.002991%
Jane Taylor Lassiter, as Custodian for Ann
  Mills Lassiter under the North Carolina
  Uniform Transfers to Minors Act............                  1,950                       0.003266%
Jane Taylor Lassiter.........................                 56,837                       0.095183%
Jane Taylor Lassiter, as Custodian for Robert
  Harrison Lassiter, Jr. under the North
  Carolina Uniform Transfers to Minors Act...                  1,950                       0.003266%
Leggett Investment Corp......................                  7,488                       0.012540%
Miss Armantine M. Leggett....................                 24,566                       0.041140%
William E. Leggett, Jr., Substituted Trustee
  U/A dated April 4, 1990, with H. G.
  Leggett, Jr., f/b/o Cary Elizabeth
  Leggett....................................                  3,727                       0.006241%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Armantine M. Leggett, Trustee U/T/A dated
  December 21, 1988 f/b/o Frances Claire
  Leggett....................................                  2,832                       0.004743%
William A. Leggett, Successor Trustee U/A
  dated December 29, 1976 w/Fred B. Leggett,
  Jr.........................................                  4,684                       0.007844%
Fred B. Leggett, Jr..........................                 64,026                       0.107222%
Fred B. Leggett, III.........................                  4,423                       0.007407%
H. Gordon Leggett, Jr........................                 10,591                       0.017736%
Henry A. Leggett.............................                  5,345                       0.008951%
William E. Leggett, Jr., Substituted Trustee
  U/A dated April 4, 1990, with H. G.
  Leggett, Jr., f/b/o Jane Venable Leggett...                  3,727                       0.006241%
Joan A. Leggett..............................                    838                       0.001403%
Armantine M. Leggett, Trustee U/T/A dated
  December 21, 1988 f/b/o Merideth Katherine
  Leggett....................................                  2,832                       0.004743%
Peter A. Leggett.............................                  1,396                       0.002338%
William E. Leggett, Jr., Substituted Trustee
  U/A dated April 4, 1990, with H. G.
  Leggett, Jr., f/b/o Reid Gordon Leggett....                  3,727                       0.006241%
Estate of Robert A. Leggett, Jr..............                  7,506                       0.012570%
Robert A. Leggett, III.......................                  4,249                       0.007116%
William E. Leggett, Jr., Substituted Trustee
  U/A dated April 4, 1990, with H. G.
  Leggett, Jr., f/b/o Susan Carter Leggett...                  3,727                       0.006241%
Fred B. Leggett, Jr., Trustee for Suzanne
  Holland Leggett............................                 13,002                       0.021774%
Suzanne Holland Leggett and Fred B. Leggett,
  Jr., Trustees under the Will of F. B.
  Leggett, Deceased, f/b/o Suzanne H.
  Leggett....................................                114,748                       0.192164%
Thomas C. Leggett............................                 24,594                       0.041187%
William A. Leggett...........................                  5,345                       0.008951%
William E. Leggett, Jr.......................                 12,653                       0.021190%
L. E. Lewis..................................                 14,468                       0.024229%
Barnett Banks Trust Company, N. A., Dell B.
  Funari and E. Jackson Boggs, Co-Personal
  Representatives Estate of Edwin Colin
  Lindsey....................................                593,494                       0.993903%
B. Neal Long.................................                  6,637                       0.011115%
Chester Long and Wilda Long..................                  1,866                       0.003125%
Emily H. MacLeod.............................                 11,069                       0.018537%
James Blount MacLeod.........................                 13,027                       0.021816%
Suzanne Hudson MacLeod.......................                128,452                       0.215114%
Carolyn Marlow...............................                    230                       0.000385%
Charlotte B. Marshall........................                 11,143                       0.018661%
Frank Martinez...............................                  1,307                       0.002189%
Mary Claudia, Inc............................                 15,448                       0.025870%
Bobby H. Maslen..............................                 37,201                       0.062299%
David Maslen.................................                  1,552                       0.002599%
Lynn Maslen..................................                  1,774                       0.002971%
Sylvia Maslen................................                  1,330                       0.002227%
Annabelle Z. Matthews........................                  2,038                       0.003413%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
B. Frank Matthews, II........................                227,523                       0.381025%
Betty Choate Matthews........................                 81,787                       0.136966%
Carson Henry Belk Matthews...................                 29,360                       0.049168%
Eugene Robinson Matthews.....................                 44,460                       0.074456%
Evelyn Flournoy Matthews.....................                  1,444                       0.002418%
First Union National Bank of N. C., B. Frank
  Matthews, II and Annabelle Z. Royster,
  CoTrustees under the Will of J. H.
  Matthews, Jr...............................                166,707                       0.279178%
Mary Elizabeth Matthews......................                 19,842                       0.033229%
Oliver P. Matthews, Jr.......................                 35,932                       0.060174%
Vann Marshall Matthews.......................                 17,885                       0.029951%
William McGill Matthews, Jr..................                 29,360                       0.049168%
William McGill Matthews, V...................                262,549                       0.439681%
James K. Glenn, Jr., Trustee under Will of
  Daisy Belk Mattox..........................              1,501,410                       2.514358%
Starr McHugh.................................                  7,584                       0.012701%
Betty B. Melchert............................                  8,194                       0.013722%
Mary Fontaine Mericle........................                 15,646                       0.026202%
Milburn Investment Company...................                444,212                       0.743906%
Jane E. Milford..............................                    315                       0.000528%
Sue Leggett Miller...........................                 66,185                       0.110838%
Sue L. Miller Trust U/A 12/29/76 f/b/o
  William Larry Miller, Jr...................                  9,237                       0.015469%
Daniel J. Mixson.............................                  3,516                       0.005888%
James D. Mixson..............................                  2,842                       0.004759%
Judith P. Mixson.............................                  1,073                       0.001797%
Ann Monckton.................................                167,628                       0.280721%
Montgomery Investment Company................              2,079,910                       3.483151%
Luther T. Moore..............................                  4,848                       0.008119%
Henry D. Morgan..............................                    277                       0.000464%
James B. Morgan..............................                    304                       0.000509%
Marsha Howard Morgan.........................                  2,940                       0.004924%
Charles Walker Morris........................                 24,970                       0.041816%
Mrs. Katherine Belk Morris, Custodian for
  Charles Walker Morris, Jr. under the N. C.
  Uniform Gifts to Minors Act................                 40,718                       0.068189%
Mrs. Katherine Belk Morris, Custodian for
  Charles Walker Morris, Jr. under the N. C.
  Uniform Transfers to Minors Act............                 36,990                       0.061946%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or Thomas M. Belk, Jr., as substitute
  custodian in the order named, for Charles
  Walker Morris, Jr., under NC UTTMA.........                 44,500                       0.074523%
Katherine Belk Morris........................                152,408                       0.255232%
Katherine Whitner McKay Belk Morris, Trustee
  U/A dated December 28, 1993................                995,897                       1.667793%
Mrs. Katherine Belk Morris, Custodian for
  Miss Katherine Belk Morris under the N. C.
  Uniform Gifts to Minors Act................                 41,603                       0.069671%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Mrs. Katherine Belk Morris, Custodian for
  Miss Katherine Belk Morris under the N. C.
  Uniform Transfers to Minors Act............                 36,990                       0.061946%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or Thomas M. Belk, Jr., as substitute
  custodian in the order named, for Miss
  Katherine Belk Morris, under NC UTTMA......                 43,615                       0.073040%
Mrs. Katherine Belk Morris, Custodian for
  Rebecca Price Morris under the N. C.
  Uniform Gifts to Minors Act................                 34,686                       0.058087%
Katherine Belk Morris, Custodian for Rebecca
  Price Morris under the N.C. Uniform
  Transfers to Minors Act....................                 37,714                       0.063158%
Thomas M. Belk, as Custodian, or Katherine M.
  Belk or Thomas M. Belk, Jr., as substitute
  custodian in the order named, for Rebecca
  Price Morris, under NC UTTMA...............                 50,522                       0.084607%
James B. Murrill, III........................                 33,300                       0.055766%
Lou Ella J. Mustonen.........................                  1,427                       0.002390%
Daniel D. Nardozzi...........................                     29                       0.000049%
Michael E. Nardozzi, Custodian for Jennifer
  M. Nardozzi under the Florida Uniform Gifts
  to Minors Act..............................                     29                       0.000049%
Patricia J. Nardozzi, Custodian for Kevin M.
  Nardozzi under the Florida Uniform Gifts to
  Minors Act.................................                     29                       0.000049%
Patricia J. Nardozzi, Custodian for Kristen
  E. Nardozzi under the Florida Uniform Gifts
  to Minors Act..............................                     29                       0.000049%
Michael E. Nardozzi..........................                     29                       0.000049%
Michael E. Nardozzi, Custodian for Nancy M.
  Nardozzi under the Florida Uniform Gifts to
  Minors Act.................................                     29                       0.000049%
Patricia J. Nardozzi.........................                     29                       0.000049%
Patricia J. Nardozzi, Custodian for Ryan D.
  Nardozzi under the Florida Uniform Gifts to
  Minors Act.................................                     29                       0.000049%
Victoria V. Nardozzi.........................                     29                       0.000049%
Thomas A. Nipper.............................                    804                       0.001347%
James A. Nisbet..............................                  2,817                       0.004718%
Thomas Richard Nisbet, Jr....................                  2,509                       0.004202%
Cornelia Belk Parker.........................                116,832                       0.195654%
Ruth D. Parkerson............................                    579                       0.000970%
Beth Porter Parks............................                  3,947                       0.006610%
Charles E. Parks, III........................                 35,214                       0.058972%
George King Parks............................                 80,237                       0.134370%
George King Parks, Custodian for Kimberly
  Peyton Parks under the Virginia Uniform
  Transfers to Minors Act....................                  1,635                       0.002738%
Nancy King Parks.............................                 58,917                       0.098666%
George A. Perrine............................                  5,879                       0.009845%
Catherine McHugh Peterson....................                  1,781                       0.002983%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
J. R. Phipps, Jr.............................                  3,898                       0.006528%
Selma C. Piner...............................                  2,170                       0.003634%
Teri Stone Pirie, Custodian of Kristen Stone
  Pirie under the Florida Uniform Gifts to
  Minors Act.................................                    122                       0.000204%
Judith E. Pollander..........................                 20,822                       0.034870%
James F. Pollock.............................                  8,283                       0.013871%
Polly & Co...................................                 20,921                       0.035036%
Thomas H. Pope...............................                    518                       0.000867%
Frances Glenn Porter.........................                160,367                       0.268561%
Sara Louise Porter...........................                  6,659                       0.011152%
Stephen Goodwin Porter, Jr...................                  6,659                       0.011152%
W. M. Raynor.................................                 66,946                       0.112112%
Robert K. Reel, Jr...........................                    564                       0.000945%
Evelyn Matthews Rehn.........................                 27,915                       0.046748%
Page Renger..................................                171,553                       0.287294%
Helen L. Reynolds............................                    698                       0.001169%
Alec A. Rhodes...............................                  7,911                       0.013248%
Cecil David Rhodes, Jr.......................                 70,183                       0.117533%
Cecil David Rhodes, III......................                    839                       0.001405%
Cecil D. Rhodes Remainder Trust..............                 92,714                       0.155265%
Lorinn C. Rhodes.............................                  7,911                       0.013248%
Richard Stockton Rhodes......................                    839                       0.001405%
Robert Barnard Rhodes........................                    839                       0.001405%
Robert Brady Rhodes..........................                  7,911                       0.013248%
Robert Earl Rhodes...........................                 14,474                       0.024239%
Sandra Jeanne Rhodes.........................                 27,423                       0.045924%
Thelma E. Rhodes.............................                 37,929                       0.063518%
Ralph Richardson.............................                  1,638                       0.002743%
Robinson Investment Company..................                 78,539                       0.131526%
Flora McNair Robinson........................                  2,077                       0.003478%
Joe Robinson.................................                  1,174                       0.001966%
John S. Robinson.............................                    335                       0.000561%
John Shepard Robinson, Jr....................                  2,077                       0.003478%
Rachel R. Robinson...........................                 13,694                       0.022933%
Ted W. Roscoe................................                     29                       0.000049%
Annabelle Z. Royster.........................                  3,630                       0.006079%
Marguerite H. Ruppenthal.....................                  1,305                       0.002186%
Judith E. Rushton............................                    315                       0.000528%
Claire Efird Russo...........................                 19,827                       0.033204%
Janet Peel Scott.............................                    158                       0.000264%
Edna Elizabeth Self..........................                    158                       0.000264%
Laura Corey Sherratt.........................                     82                       0.000137%
Joy Benton Shute.............................                    907                       0.001519%
Douglas Simmerson............................                 27,498                       0.046050%
Earl Simmerson...............................                 27,498                       0.046050%
Simpson Enterprises, Inc.....................                152,775                       0.255847%
Elizabeth Parks Simpson......................                 69,185                       0.115862%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Kate McArver Simpson.........................                 59,811                       0.100163%
Kate McArver Simpson, Lucy Caroline Bowden
  Simpson Kuhne and Hazel Claire M. Efird as
  Personal Representatives of the Estate of
  William Henry Belk Simpson, Deceased.......                459,961                       0.770280%
The Belk-Simpson Foundation, Wachovia Bank of
  S. C., N. A., as Successor Trustee.........                 18,355                       0.030738%
Maurice M. Sims and Hazel W. Sims, Tenants in
  Common.....................................                    237                       0.000397%
Harold N. Sisk and Betty A. Sisk, Tenants in
  Common.....................................                    270                       0.000452%
Doris M. Skinner.............................                  2,365                       0.003961%
Smith Barney, Harris Upham & Co.,
  Incorporated...............................                     74                       0.000123%
Roy Curtis Smith, Jr.........................                  1,209                       0.002025%
James E. Smithey and Mary Ann Smithey, Joint
  Tenants....................................                  1,107                       0.001854%
Al M. Snipes Family Trust I..................                    874                       0.001464%
Carolyn W. Southerland.......................                 17,611                       0.029493%
Pamela Peel Spell............................                    158                       0.000264%
Pearl J. Spencer.............................                  9,537                       0.015971%
Lvera Viola Sprague..........................                  3,994                       0.006689%
Paul Joseph Sprague..........................                  2,359                       0.003951%
Martha L. St. John...........................                 12,668                       0.021215%
Staban & Co..................................                 20,921                       0.035036%
W. L. Starling, Jr...........................                  5,544                       0.009284%
Van E. Staton................................                  6,489                       0.010867%
Alita T. Stephenson..........................                    817                       0.001368%
Anne P. Stephenson...........................                    670                       0.001123%
Ivor P. Stephenson...........................                    817                       0.001368%
James W. Stephenson, III.....................                 12,814                       0.021459%
Joe John Stephenson..........................                 11,343                       0.018996%
Locketta B. Stephenson.......................                    817                       0.001368%
Robert F. Stephenson.........................                 10,938                       0.018317%
J. K. Glenn and Sara Stevens Glenn, Trustees
  under Will of A. F. Stevens f/b/o Gretchen
  Stevens....................................                324,755                       0.543856%
Frank W. Still...............................                  2,010                       0.003366%
Ann B. Stocks................................                    158                       0.000264%
Teri L. Stone................................                    286                       0.000479%
Phyllis E. Stone.............................                  1,664                       0.002787%
Wayne H. Stone...............................                    168                       0.000281%
Wayne H. Stone, Jr...........................                    173                       0.000290%
David H. Stovall, Jr.........................                  2,414                       0.004043%
Harold V. Sullivan, III......................                  3,923                       0.006570%
Katharine Efird Sullivan.....................                 20,373                       0.034118%
Katherine Gallant Sullivan...................                  4,077                       0.006828%
Susan Woodward Sutton........................                     32                       0.000054%
M. P. Taylor Associates Limited
  Partnership................................                 15,647                       0.026203%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
Margaret Parks Taylor........................                 12,490                       0.020917%
Susan Barrett Taylor.........................                    460                       0.000770%
A. Farrell Teague............................                  5,425                       0.009085%
Teri S. Thomas...............................                    614                       0.001028%
Karen Hudson Thomas and Calhoun Thomas, III,
  Jt. Ten....................................                  2,744                       0.004595%
Joe G. Thomason..............................                 10,280                       0.017216%
Karl G. Thomason.............................                 20,206                       0.033838%
Nancy B. Thomason............................                 29,423                       0.049274%
Joe G. Thomason, Custodian for Rachel A.
  Thomason under the N. C. Uniform Transfers
  to Minors Act..............................                  4,963                       0.008311%
Joe G. Thomason, Custodian for Sarah A.
  Thomason under the N. C. Uniform Transfers
  to Minors Act..............................                  4,963                       0.008311%
Rebecca Thomasson............................                    301                       0.000504%
Bettie Fontaine Thompson.....................                 16,689                       0.027948%
Daniel P. Thompson, Sr.......................                    444                       0.000743%
Reaves Robinson Thompson.....................                  1,608                       0.002693%
Beatrice E. Tomlinson........................                  1,998                       0.003346%
James R. Tripp, Jr. Irrevocable Trust........                 31,914                       0.053445%
James R. Tripp, Jr...........................                  3,298                       0.005523%
Elizabeth C. Upchurch........................                 62,115                       0.104022%
Mary Matilda Griffeth VanPuffelen............                    455                       0.000762%
Mary Matthews Vaughn.........................                 22,250                       0.037261%
Johnnie Schrum Waits.........................                 22,818                       0.038212%
Johnsie McF. Wall............................                  8,326                       0.013943%
Henry V. Ward................................                  4,401                       0.007370%
William A. Welborn...........................                  8,242                       0.013803%
C. C. Welch..................................                  3,556                       0.005955%
Elizabeth Matthews Welton....................                  1,062                       0.001778%
Elizabeth Matthews Welton Family Limited
  Partnershi.................................                 20,079                       0.033626%
Elizabeth Matthews Welton Family Limited
  Partnership Phase II.......................                231,134                       0.387072%
John E. Wertz................................                  1,955                       0.003274%
Deborah L. Wesslen...........................                  4,249                       0.007116%
Armantine M. Leggett, Trustee U/T/A dated
  December 21, 1988 f/b/o Ryan Scott
  Wesslen....................................                  2,832                       0.004743%
Ann P. West..................................                    887                       0.001485%
Jean W. West.................................                    660                       0.001105%
Grace B. Westerlund..........................                  6,700                       0.011220%
Margaret Lane Wetzel.........................                    249                       0.000417%
Dorothy Joyce Wheeler........................                     39                       0.000065%
M. Paran Wheeler.............................                     57                       0.000095%
SunTrust Bank, Augusta, N. A., as Guardian
  for Frankie Stevens Whelchel...............                 15,708                       0.026306%
Joan Cornelia Whelchel.......................                 16,866                       0.028245%

                                                ESTIMATED NUMBER OF SHARES OF
                                                NEW BELK CLASS A COMMON STOCK
EXISTING BELK SHAREHOLDER                      TO BE RECEIVED IN REORGANIZATION    PERCENTAGE OF NEW BELK
-------------------------                      --------------------------------    ----------------------
SunTrust Bank, Augusta, N. A. and Joan C.
  Whelchel as Successor Co-Trustees under
  Agreement with Mary Ruth Whelchel..........                 33,083                       0.055403%
SunTrust Bank, Augusta, N. A. and Joan C.
  Whelchel as Trustees under Agreement dated
  October 15, 1997 with Mary Stevens
  Whelchel...................................                170,073                       0.284815%
John Belk Stevens Trust U/W ITEM III, Section
  B f/b/o Mary S. Whelchel...................                391,897                       0.656296%
SunTrust Bank, Augusta, N. A. and Joan C.
  Whelchel as Successor Co-Trustees under
  Agreement with Mary Stevens Whelchel dated
  September 15, 1950.........................                515,308                       0.862968%
SunTrust Bank, Augusta, N. A. and Joan C.
  Whelchel, Successor Co-Trustees under the
  Will of Nealie Belk Stevens for Mary
  Stevens Whelchel...........................                536,760                       0.898893%
SunTrust Bank, Augusta, N. A. and Joan C.
  Whelchel as Successor Co-Trustees under
  Agreement with Merritt Cofer Whelchel,
  Jr.........................................                 12,915                       0.021628%
SunTrust Bank, Augusta, N. A. and Joan C.
  Whelchel as Successor Co-Trustees under
  Agreement with Nealie Belk Stevens dated
  December 1, 1952...........................                120,046                       0.201037%
SunTrust Bank, Augusta, N. A. and Joan C.
  Whelchel as Successor Co-Trustees under
  Agreement with Sadie Elizabeth Whelchel....                 15,708                       0.026306%
A. Grant Whitney, Jr.........................                     75                       0.000125%
Frank D. Whitney.............................                     75                       0.000125%
Lillian D. Whitney...........................                     75                       0.000125%
James Glenn Williams.........................                 10,210                       0.017098%
SGW Revocable Trust #101, Sally G. Williams &
Paul F. Williams, Trustees U/A 11/8/96.......                193,046                       0.323287%
Paul Forrester Williams, Jr..................                 32,661                       0.054696%
Doris C. Wilson..............................                  8,613                       0.014424%
William L. Wilson............................                  1,159                       0.001941%
Suzanne M. Woodbury..........................                  9,237                       0.015469%
Ron Woodward.................................                     32                       0.000054%
Janie Hall Wright............................                  7,839                       0.013128%
K. Lee Wright Living Trust, dated July 31,
  1996, K Lee Wright, Trustee................                  8,208                       0.013746%
Paul B. Wyche, Jr............................                    304                       0.000509%
Herbert Youngs...............................                      2                       0.000003%
          TOTAL..............................             59,713,459                     100.000000%

                                    ANNEX D

           FAIRNESS OPINION OF WILLAMETTE MANAGEMENT ASSOCIATES, INC.

November 25, 1997

Board of Directors of each of the
Belk Companies listed in the Plan and Agreement of Reorganization (the "Belk Companies")

Dear Members of the Boards:

     Willamette Management Associates ("Willamette") has been retained by Belk Store Services ("BSS") to evaluate (i) the reasonableness of the process used in determining an Applicable Exchange Ratio for each Belk Company to convert existing shares of common stock of such Belk Company into shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Belk, Inc. ("New Belk") (collectively, the "Valuation Process") and (ii) to render an opinion as to the reasonableness of the Valuation Process and the fairness of the Valuation Process, from a financial point of view, to the Existing Belk Shareholders ("Shareholders"). Except as otherwise noted herein, capitalized terms used in this letter are defined as set forth in the Plan and Agreement of Reorganization by and among each Belk Company, Belk Acquisition Co., and New Belk, dated as of November 25, 1997 (the "Reorganization Agreement").

     Willamette is one of the nation's leading independent financial advisory and business valuation firms. Willamette's principal business is the valuation of businesses and business interests, including both privately-held and publicly traded companies, for all purposes, including employee stock ownership plans, mergers and acquisitions, divestitures, public offerings, gift and estate taxes, corporate and partnership recapitalizations, dissolutions and other objectives. Willamette has provided valuations for over 50 clients in the retail industry.

     Pursuant to the Reorganization Agreement, each Belk Company (other than Belk-Simpson) will be merged with and into New Belk and New Belk Sub will be merged with and into Belk-Simpson, in each case in accordance with the provisions of the applicable state corporate law of each Belk Company. New Belk will be the surviving corporation in each such Merger, except that Belk-Simpson will survive its Merger with New Belk Sub. As a result of the Reorganization, the separate corporate existence of each Belk Company (other than Belk-Simpson) will cease, Belk-Simpson will survive its Merger with New Belk Sub as a wholly-owned subsidiary of New Belk, and the Surviving Belk Subsidiaries will survive the Mergers as wholly-owned subsidiaries of New Belk.

     The Reorganization Agreement provides that each share of Belk Companies Common Stock issued and outstanding immediately before the Effective Time (other than treasury shares and shares held by other Belk Companies which, with certain exceptions described in the Reorganization Agreement, will be canceled) and all rights in respect thereof shall, at the Effective Time, be converted into and become exchangeable for a specified number of shares of Class A Common Stock (for each Belk Company, the "Applicable Exchange Ratio" and for all Belk Companies, the "Applicable Exchange Ratios"). The Applicable Exchange Ratio for each Belk Company was determined in accordance with the Valuation Process.

     In our capacity as your independent financial advisor, you have specifically asked us to render a written opinion (the "Opinion") as to:

          - the reasonableness of the Valuation Process used to determine the Applicable Exchange Ratios and allocate shares of Class A Common Stock in the Reorganization; and

          - the fairness of the Valuation Process, from a financial point of view, to the Existing Belk Shareholders.

     We understand our opinion will be used in the context of the Applicable Exchange Ratios solely to determine financial fairness. No other purpose is intended or should be inferred.

     Willamette relied upon certain assumptions and qualifications in our determination of the reasonableness of the valuation process. We assumed the participation of all of the Belk Companies in the Reorganization and did not attempt to address combinations of less than all of the Belk Companies. We have also assumed that

Members of the Boards of Directors
November 25, 1997
Page 2

management of New Belk will act in a prudent manner and attempt to maximize shareholder wealth. Willamette does not opine to the fairness of the Applicable Exchange Ratio for any particular Merger or the consideration to be received by an Existing Belk Shareholder. We have not selected the methods of determining the Applicable Exchange Ratios, established the Applicable Exchange Ratios, or attempted to address, among other things, the impact of the Reorganization on Existing Belk Shareholders who do not participate in the Reorganization; the fairness of the Reorganization Expenses to be borne by BSS; the expected capital structure of New Belk or its impact on the performance of New Belk; whether or not alternative methods of determining the relative value of each Belk Company also would have provided fair results or results substantially similar to those of the methodology used; or the fairness or advisability of alternatives to the Reorganization. We make no recommendation to the Existing Belk Shareholders as to whether to approve or reject the Merger relating to any specific Belk Company.

     In connection with this Opinion, we have made such reviews, analyses, and inquiries as we deemed necessary and appropriate under the circumstances. We reviewed, among other things: (i) the Reorganization Agreement; (ii) the financial analysis conducted by BSS used to determine the Applicable Exchange Ratios; (iii) each Belk Company's financial statements for the fiscal years ended February 1, 1993 through 1997; (iv) corporate budget for New Belk for the fiscal year 1998 prepared by BSS; (v) certain publicly available information and financial data on publicly traded companies similar to New Belk; (vi) economic information and data; (vii) comparative industry data as they relate to New Belk; and (viii) additional studies, analyses, and investigations as we deemed appropriate.

     Although our thorough discussions with management and review of supporting documentation give us comfort that our due diligence efforts are appropriate, we have not conducted a physical examination of all of New Belk's properties or facilities and we have not obtained or been provided with any independent formal evaluation of such properties and facilities. We have reviewed the financial information and other internal data provided to us and other publicly available information, and while we are unable to verify the accuracy and completeness of such data and information, we have judged the reasonableness thereof and made certain adjustments thereto. Our Opinion is necessarily based upon market, economic, and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Management has represented to us that there has been no material adverse change in the business, financial position, or results of operations of the Belk Companies since August 31, 1997.

     Based on all of the foregoing, it is our opinion, as of the date hereof, that:

          - the Valuation Process used to determine the Applicable Exchange Ratios is reasonable; and

          - the Valuation Process is fair, from a financial point of view, to the Existing Belk Shareholders.

     In accordance with recognized professional ethics, our professional fees for this service are not contingent upon the opinion expressed herein, and neither Willamette, nor any of its employees, has a present or intended financial relationship with or interest in any of the Belk Companies.

                                       /s/ WILLAMETTE MANAGEMENT ASSOCIATES
                                      ------------------------------------------
                                        Willamette Management Associates, Inc.

                 BELK-SIMPSON COMPANY OF PARAGOULD, ARK., INC.


                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Company of Paragould, Arkansas, Inc. (the "Company"), to be held on April 16, 1998, at 3:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Arkansas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 74.2871 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 24,069 shares of New Belk Class A Common Stock which will represent approximately 0.0401% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                             (1)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

               BELK-SIMPSON COMPANY OF PARAGOULD, ARKANSAS, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON COMPANY OF PARAGOULD,
ARKANSAS, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Company of Paragould, Arkansas, Inc. (the "Company") will be held on April 16, 1998, at 3:50 pm, local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Arkansas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 74.2871 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

               BELK-SIMPSON COMPANY OF PARAGOULD, ARKANSAS, INC.

                                SUPPLEMENT NO. 1

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 1 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON COMPANY OF PARAGOULD, ARKANSAS, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/ PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    10
DETERMINATION OF EXCHANGE RATIO.............................    11
COMPARATIVE PER SHARE DATA..................................    14
SELECTED HISTORICAL FINANCIAL INFORMATION...................    15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    16
BUSINESS OF THE COMPANY.....................................    16
SECURITY OWNERSHIP OF THE COMPANY...........................    17
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as an Arkansas corporation in 1955. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 3:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Arkansas law), will be converted, without any action on the part of the Shareholder, into the right to receive 74.2781 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,420 shares of Common Stock outstanding held of record by nine Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.

     As of the Record Date, the executive officers and directors of the Company owned 90.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Arkansas Business Corporation Act (the "ABCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk is 420,000,000 shares, consisting of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,420 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the ABCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders out of surplus (defined as net assets minus stated capital) or net profits for the fiscal year in which the dividend is declared as long as the distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business, (ii) the corporation's total assets to be less than the sum of its total liabilities or (iii) the highest liquidation preferences of shares entitled to such preference to exceed the corporation's net assets. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The ABCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least ten percent (10%) of all shares entitled to vote at a special meeting. The Company Bylaws authorize the Chairman, President, Secretary or the Company Board, or any Shareholder pursuant to the written request of the holders of not less than ten percent (10%) of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     Under the ABCA, unless the articles of incorporation or the ABCA specifies a different voting requirement, if the majority of the shares represented at the meeting and entitled to vote on the subject matter cast an affirmative vote, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify any different voting requirements than as set forth in the ABCA.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     The ABCA requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by 66 2/3% of the votes entitled to be cast by any class of shares entitled to vote as a class. As under the DGCL, the holders of shares of a class or series are entitled to vote as a separate voting group on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the ABCA, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless the articles of incorporation reserves this power exclusively to the shareholders. The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has concurrent power by vote of a majority of the directors to make, alter, amend or rescind the Company Bylaws. The bylaws enacted by the Shareholders may be executed by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact, substantially or otherwise, a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the rights of Shareholders, without the consent of the Shareholders.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.


     The ABCA provides that any action to be taken at a meeting of the shareholders of a corporation may be taken without a meeting if all the shareholders entitled to vote on the proposed corporate action sign a written consent describing such action. The Company Bylaws are consistent with the foregoing ABCA provision.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     Under the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.


     Unless otherwise provided in the articles of incorporation, the ABCA permits a vacancy in the board of directors, other than a vacancy occurring through shareholder action in removing a director, to be filled by a majority of the board of directors then in office. The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.


     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.


     The ABCA requires a corporation to have at least three directors except when there are less than three record shareholders of the corporation. In such a case, the ABCA requires the corporation to have at least as many directors as record shareholders. The number of directors may be increased or decreased from time to time by amendment to the bylaws, but no decrease may have the effect of shortening the term of any incumbent director. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.


     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Neither the ABCA nor the Company Articles provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the ABCA, a majority of the shareholders entitled to elect directors may remove one or more directors with or without cause at a meeting called expressly for that purpose. If a director is elected by a separate class of shareholders, only the vote of a majority of the shareholders of that class may remove him.

     The Company Bylaws provide that Directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting. The Company Articles do not provide for the staggering of the Company Board.

     Cumulative Voting. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. The ABCA does not contain a statute which addresses directly cumulative voting. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     The ABCA does not contain a statute which addresses directly conflict-of-interest transactions.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonable believed that the act was in, or at least not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     The ABCA concerning indemnification and limitation of liability is generally equivalent to the DGCL. The ABCA provides that a director will not be personally liable to the corporation for voting affirmatively for the distribution of assets or repurchase of shares in violation of the ABCA if that director relied and acted in good faith upon certain records and reports in casting his vote in favor of the distribution or repurchase.

     The Company Bylaws authorize indemnification as provided in the ABCA. In addition, the Company Bylaws provide that the Company shall indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of the foregoing capacities; provided, however, that the Company shall not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company shall likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company shall also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The ABCA requires the affirmative vote of 66 2/3% of the outstanding shares of each class of shares entitled to vote as a class to approve a merger or consolidation. The ABCA and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are substantially similar, except the ABCA requires the affirmative vote of 66 2/3% of the outstanding shares of the corporation and the DGCL requires the affirmative vote of a majority of the outstanding shares of the corporation.


     Anti-Takeover Provisions. The DGCL contains a business combination statute which is generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of freeze-out mergers. Freeze-out mergers are where the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The ABCA does not contain a business combination statute.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the ABCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for purchase or receive any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk shall make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The ABCA provides that shareholders have preemptive rights except in certain circumstances unless otherwise provided in the articles of incorporation. The Company Articles do not provide otherwise.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder. The ABCA is equivalent to the DGCL.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 4-26-1007 of the ABCA ("Section 4-26-1007") has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger. The following is a summary of Section 4-26-1007 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 4-26-1007, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 4-26-1007 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder who wishes to perfect his dissenter's rights in the event that the Merger is effected must:

          (a) Deliver to the Company, prior to or at the meeting of shareholders at which the Reorganization Agreement and the Merger is submitted to a vote, a written objection to the Merger;

          (b) Not have voted in favor of the Reorganization Agreement and the Merger, and

          (c) Within ten days after the date on which the vote on the Reorganization Agreement and the Merger was taken, make a written demand stating the number and class of the shares owned by the Shareholder, on New Belk, for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the Reorganization Agreement and the Merger.

     Any written notice of objection to the Reorganization Agreement and the Merger pursuant to clause (a) of the immediately preceding paragraph should be mailed or delivered by a Shareholder to Belk, Inc., 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. Because the written objection must be delivered prior to the time the Shareholder votes on the Merger, it is recommended, although not required, that a Shareholder using the mail should use certified or registered mail, return receipt requested, to confirm that he has made timely delivery. Any Shareholder who fails to make the demand on New Belk described in clause (c) of the immediately preceding paragraph within the prescribed ten-day period will be bound by the terms of the Reorganization Agreement and the Merger.

     If within 30 days after the Merger is effected New Belk and the Shareholder agree upon the value of the Shareholder's shares, New Belk must make payment to the Shareholder within 90 days after the date the Merger is effected upon the Shareholder's surrender of his certificate or certificates representing his shares.

     If New Belk and the Shareholder do not agree on the value of the Shareholder's shares within 30 days after the date the Merger is effected, then, within 60 days of the expiration of the 30-day period, the Shareholder may file a petition in Pulaski County Circuit Court asking for a finding and determination of the fair market value of the shares. The Shareholder will be entitled to a judgment against New Belk for the amount of the fair value as of the day prior to the date on which the vote was taken approving the Reorganization Agreement and the Merger plus interest thereon to the date of the judgment. The judgment will be payable only upon and simultaneously with the surrender to New Belk of the certificate or certificates representing the shares. Unless the Shareholder files a petition within the required time period, the Shareholder and all persons claiming under him shall be bound by the terms of the Reorganization Agreement and the Merger.

     The fact that a shareholder has dissenters' rights under Section 4-26-1007 of the ABCA will not impair his right to challenge the legality of the Merger and sue to enjoin the action or enforce any other legal remedy in connection therewith.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT          RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------            ----------    ----------    --------    -----------    ----------------
Net Sales............  $3,308,927    $3,308,927      0.6       $(1,757,708)      $3,743,064
EBITDA...............     322,989       321,649        7        (1,757,708)       4,009,251
EBIT.................     310,609       309,269       10        (1,757,708)       4,850,398
Net Income...........     243,421       242,582       15                --        3,638,730
Book Equity..........   3,701,894     3,691,157        1                --        3,691,157

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Beth Department Store
  of Stuttgart, Ark.,
  Inc.                          2.0380%          X        $ 2,236,259         =        $    45,575
                                                                                       ===========

Relative Operating Value of Company                                                    $ 4,850,398
Relative Operating Value of Other Companies Owned by Company                  +             45,575
                                                                                       -----------
Total Relative Value of Company                                               =        $ 4,895,973
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Lancaster,
  S.C., Inc.                   90.5263%          X        $ 4,895,973         =        $ 4,432,143
                                                                                       ===========

Total Relative Value of Company                                                        $ 4,895,973
Total Relative Value of Company Owned by Other Belk Companies                 -          4,432,143
                                                                                       -----------
Net Relative Value of Company                                                 =        $   463,830
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   463,830             /          $1,156,226,577            =               .0401%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0401%               X         59,998,834)        /                324         =            74.2871


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   71.18
  Dividends(2)..............................................          20.00
  Book value per share(3)...................................       1,082.43
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          71.32
  Dividends(2)..............................................          19.31
  Book value per share......................................         930.07


---------------

(1) Based on 3,420 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,420 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 3,341      $   3,302     $   3,309
Net income..................................................        151            194           243
Per common share
  Net income (loss)(1)......................................      44.28          56.70         71.18
  Dividends.................................................      15.00          15.00         20.00
  Book value(2).............................................     984.83       1,021.73      1,082.43
Total assets................................................      3,744          3,803         4,019
Shareholders' equity........................................      3,368          3,494         3,702

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              --------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                 1996           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................    $2,255         $2,194
Income from operations......................................       134            164

---------------


(1) Based on 3,420 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,420 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in downtown Paragould, Arkansas. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     The Company also holds approximately $650,000 in marketable securities.

     Facilities. The Company leases its store building, which contains approximately 28,000 square feet of floor area, on a month-to-month basis. The Company may consider in the future a relocation of the existing downtown store to a shopping center site.

     Competition. Specific competitors in the Company's market include Wal-Mart and Stage Stores.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)...........     3,096           90.5%
Thomas M. Belk, Jr. (Director and Executive Officer) (a)....     3,096           90.5%
H. W. McKay Belk (Director and Executive Officer) (a).......     3,096           90.5%
John R. Belk (Director and Executive Officer) (a)...........     3,096           90.5%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell (Director)..............................         0               *
John A. Kuhne (Director and Executive Officer) (a)..........     3,096           90.5%
R. E. Greiner (Director and Executive Officer)..............         0               *
Welch Bostick, Jr. (Executive Officer)......................         0               *
Belk's Department Store of Lancaster, S.C., Inc.............     3,096           90.5%
All Directors and Executive Officers as a group (8
  persons)..................................................     3,096           90.5%

---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, R. E. Greiner and Welch Bostock, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Belk's Department Store of Lancaster, S.C., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 3,096 shares held by Belk's Department Store of Lancaster, S.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John
     M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and John A. Kuhne.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

                 BELK-SIMPSON COMPANY OF PARAGOULD, ARK., INC.


                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996


                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   36,646    $   50,145
  Accounts receivable, net..................................     760,035       922,975
  Merchandise inventory.....................................     584,256       562,995
  Receivables from affiliates, net..........................   1,663,735     1,700,003
  Deferred income taxes.....................................      22,496            --
  Other.....................................................      31,452        33,467
                                                              ----------    ----------
Total current assets........................................   3,098,620     3,269,585
Loans receivable from affiliates, net.......................       7,560         7,560
Investments.................................................     590,934       647,399
Property, plant and equipment, net..........................      84,729        74,949
Other noncurrent assets.....................................      21,139        19,330
                                                              ----------    ----------
                                                              $3,802,982    $4,018,823
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  187,000    $  197,166
  Deferred income taxes.....................................          --        69,150
  Accrued income taxes......................................       1,425         5,572
                                                              ----------    ----------
Total current liabilities...................................     188,425       271,888
Deferred income taxes.......................................      96,961        18,706
Other noncurrent liabilities................................      23,293        26,335
                                                              ----------    ----------
Total liabilities...........................................     308,679       316,929
Shareholders' equity:
  Common stock..............................................     342,000       342,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................     152,632       185,202
  Retained earnings.........................................   2,999,671     3,174,692
                                                              ----------    ----------
Total shareholders' equity..................................   3,494,303     3,701,894
                                                              ----------    ----------
                                                              $3,802,982    $4,018,823
                                                              ==========    ==========

                 BELK-SIMPSON COMPANY OF PARAGOULD, ARK., INC.


             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $3,341,074    $3,302,440    $3,308,927
Operating costs and expenses...............................   3,191,590     3,124,019     3,041,227
                                                             ----------    ----------    ----------
Income from operations.....................................     149,484       178,421       267,700
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      58,906        81,367        78,202
  Dividend income..........................................      24,947        24,605        39,968
  Gain (loss) on disposal of property, plant and
     equipment.............................................       3,377            --            --
  Gain (loss) on sale of securities........................       4,838        12,471           840
  Miscellaneous, net.......................................      (8,826)           76         2,102
                                                             ----------    ----------    ----------
Total other expense, net...................................      83,242       118,519       121,112
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     232,726       296,940       388,812
Income tax expense (benefit)...............................      81,286       103,035       145,391
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     151,440       193,905       243,421
                                                             ----------    ----------    ----------
Net earnings...............................................     151,440       193,905       243,421
Retained earnings at beginning of period...................   2,756,926     2,857,066     2,999,671
Dividends paid.............................................     (51,300)      (51,300)      (68,400)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,857,066    $2,999,671    $3,174,692
                                                             ==========    ==========    ==========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

                    CONDENSED NOTES TO UNAUDITED HISTORICAL
                      FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL


                        TITLE 4, SUBTITLE 3, CHAPTER 26


                       ARKANSAS BUSINESS CORPORATIONS ACT



                   SUBCHAPTER 10 -- MERGER AND CONSOLIDATION


4-26-1007. RIGHTS OF DISSENTING SHAREHOLDERS.

     (a) If a shareholder of a corporation which is a part to a merger or consolidation files with the corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to the plan of merger or consolidation and does not vote in favor thereof, and the shareholder within ten (10) days after the date on which the vote was taken makes written demand on the surviving or new domestic or foreign corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, then, if the merger or consolidation is effected, the surviving or new corporation shall pay to the shareholder, upon surrender of his certificate or certificates representing the shares, the fair value thereof.

     (b) The demand shall state the number and class of the shares owned by the dissenting shareholder.

     (c) Any shareholder failing to make demand within the ten-day period shall be bound by the terms of the merger or consolidation.

     (d) Within ten (10) days after the merger or consolidation is effected, the surviving or new corporation, as the case may be, shall give notice to each dissenting shareholder who has made demand as herein provided for the payment of the fair value of his shares.

     (e)(1) If within thirty (30) days after the date on which the merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment shall be made within ninety (90) days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing those shares.

     (2) Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in those shares or in the corporation.

     (f)(1) If within the period of thirty (30) days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder, within sixty (60) days after the expiration of the thirty-day period, may file a petition in the circuit court of the county in which the registered office of the surviving corporation is located, if the surviving corporation is a domestic corporation or in the Pulaski County Circuit Court if the surviving corporation is a foreign corporation, asking for a finding and determination of the fair value of the shares and shall be entitled to judgment against the surviving or new corporation for the amount of the fair value as of the day prior to the date on which the vote was taken approving such merger or consolidation, together with interest thereon to the date of the judgment.

     (2) The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing the shares.

     (3) Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in the shares or in the surviving or new corporation.

     (4) Unless the dissenting shareholder files the petition within the time herein limited, the shareholder and all persons claiming under him shall be bound by the terms of the merger or consolidation.

     (g) Shares acquired by the surviving or new corporation pursuant to the payment of the agreed value thereof or to payment of the judgment entered, as in this section provided, may be held and disposed of by the corporation as in the case of other treasury shares.

     (h) The provisions of this section shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other domestic or foreign corporations that are parties to the merger.

     HISTORY.  Acts 1965, No. 576, sec. 76; A.S.A. 1947, sec. 64-707.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 3,308,927    $243,421    $310,609   $322,989     $3,701,894
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 3,308,927     243,421     310,609    322,989      3,701,894
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                     (526)       (840)      (840)
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                     (526)       (840)      (840)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                     (313)       (500)      (500)
  Adjustment for ownership in other Belk
    entities..................................                                                        (10,737)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $242,582    $309,269   $321,649     $3,691,157
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (50,145)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,700,003)
    Loans receivable from affiliates, net.....       (7,560)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,757,708)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,757,708)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 1

                 BELK-SIMPSON COMPANY OF PARAGOULD, ARK., INC.

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 3:50 pm, local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


     The Board of Directors recommends a vote FOR the following proposal:


     PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


    [ ]  FOR                         [ ]  AGAINST                  [ ]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

     THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    ,1998
                                                       -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 1

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Stuttgart, Ark., Inc. (the "Company"), to be held on April 16, 1998, at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Arkansas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 5.5909 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 78,558 shares of New Belk Class A Common Stock which will represent approximately 0.1309% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                             (2)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Stuttgart, Ark., Inc. (the "Company") will be held on April 16, 1998, at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Arkansas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 5.5909 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

                                SUPPLEMENT NO. 2

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------
     THIS SUPPLEMENT NO. 2 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF STUTTGART, ARK., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------
                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    10
DETERMINATION OF EXCHANGE RATIO.............................    11
COMPARATIVE PER SHARE DATA..................................    14
SELECTED HISTORICAL FINANCIAL INFORMATION...................    15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    16
BUSINESS OF THE COMPANY.....................................    16
SECURITY OWNERSHIP OF THE COMPANY...........................    17
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as an Arkansas corporation in 1947 as Belk-Jones Company, Inc. The Company changed its name to Belk Department Store of Stuttgart, Ark., Inc. on August 3, 1996. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger"), and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights under Arkansas law), will be converted, without any action on the part of the Shareholder, into the right to receive 5.5909 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 20,756 shares of Common Stock outstanding held of record by 23 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 85.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Arkansas Business Corporation Act (the "ABCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk is 420,000,000 shares, consisting of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 42,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the ABCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders out of surplus (defined as net assets minus stated capital) or net profits for the fiscal year in which the dividend is declared as long as the distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business, (ii) the corporation's total assets to be less than the sum of its total liabilities or (iii) the highest liquidation preferences of shares entitled to such preference to exceed the corporation's net assets. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The ABCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 10% of all shares entitled to vote at a special meeting. The Company Bylaws authorize the Chairman, President, Secretary or the Company Board, or any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     Under the ABCA, unless the articles of incorporation or the ABCA specifies a different voting requirement, if the majority of the shares represented at the meeting and entitled to vote on the subject matter cast an affirmative vote, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify any different voting requirements than as set forth in the ABCA.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     The ABCA requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by 66 2/3% of the votes entitled to be cast on the amendment by any class of shares entitled to vote as a class. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the ABCA, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless the articles of incorporation reserves this power exclusively to the shareholders. The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has concurrent power by vote of a majority of the directors to make, alter, amend or rescind the Company Bylaws. The bylaws enacted by the Shareholders may be executed by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact, substantially or otherwise, a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the rights of Shareholders, without the consent of the Shareholders.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.


     The ABCA provides that any action to be taken at a meeting of the shareholders of a corporation may be taken without a meeting if all the shareholders entitled to vote on the proposed corporate action sign a written consent describing such action. The Company Bylaws are consistent with the foregoing ABCA provision.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     Under the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk

Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the ABCA permits a vacancy in the board of directors, other than a vacancy occurring through shareholder action in removing a director, to be filled by a majority of the board of directors then in office. The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The ABCA requires a corporation to have at least three directors except when there are less than three record shareholders of the corporation. In such a case, the ABCA requires the corporation to have at least as many directors as record shareholders. The number of directors may be increased or decreased from time to time by amendment to the bylaws, but no decrease may have the effect of shortening the term of any incumbent director. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Neither the ABCA nor the Company Articles provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the ABCA, a majority of the shareholders entitled to elect directors may remove one or more directors with or without cause at a meeting called expressly for that purpose. If a director is elected by a separate class of shareholders, only the vote of a majority of the shareholders of that class may remove him.

     The Company Bylaws provide that Directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting. The Company Articles do not provide for the staggering of the Company Board.

     Cumulative Voting. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. The ABCA does not contain a statute which addresses directly cumulative voting. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     The ABCA does not contain a statute which addresses directly conflict-of-interest transactions.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonable believed that the act was in, or at least not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     The ABCA concerning indemnification is generally equivalent to the DGCL. The ABCA provides that a director will not be personally liable to the corporation for voting affirmatively for the distribution of assets or repurchase of shares in violation of the ABCA if that director relied and acted in good faith upon certain records and reports in casting his vote in favor of the distribution or repurchase.

     The Company Bylaws authorize indemnification as provided in the ABCA. In addition, the Company Bylaws provide that the Company shall indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of the foregoing capacities; provided, however, that the Company shall not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company shall likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company shall also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The ABCA requires the affirmative vote of 66 2/3% of the outstanding shares of each class of shares entitled to vote as a class to approve a merger or consolidation. The ABCA and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are substantially similar, except the ABCA requires the affirmative vote of 66 2/3% of the outstanding shares of the corporation and the DGCL requires the affirmative vote of a majority of the outstanding shares of the corporation.


     Anti-Takeover Provisions. The DGCL contains a business combination statute which is generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of freeze-out mergers. Freeze-out mergers are where the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The ABCA does not contain a business combination statute.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the ABCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for eleven (11) months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for purchase or receive any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk shall make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.


     The ABCA provides that Shareholders have preemptive rights except in certain circumstances, unless otherwise provided in the articles of incorporation. The Company Articles do not provide otherwise.


     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder. The ABCA is equivalent to the DGCL.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 4-26-1007 of the ABCA ("Section 4-26-1007") has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger. The following is a summary of Section 4-26-1007 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 4-26-1007, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 4-26-1007 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder who wishes to perfect his dissenter's rights in the event that the Merger is effected must:

          (a) Deliver to the Company, prior to or at the meeting of shareholders at which the Reorganization Agreement and the Merger is submitted to a vote, a written objection to the Merger;

          (b) Not have voted in favor of the Reorganization Agreement and the Merger, and

          (c) Within ten days after the date on which the vote on the Reorganization Agreement and the Merger was taken, make a written demand stating the number and class of the shares owned by the Shareholder, on New Belk, for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the Reorganization Agreement and the Merger.

     Any written notice of objection to the Reorganization Agreement and the Merger pursuant to clause (a) of the immediately preceding paragraph should be mailed or delivered by a Shareholder to Belk, Inc., 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. Because the written objection must be delivered prior to the time the Shareholder votes on the Merger, it is recommended, although not required, that a Shareholder using the mail should use certified or registered mail, return receipt requested, to confirm that he has made timely delivery. Any Shareholder who fails to make the demand on New Belk described in clause (c) of the immediately preceding paragraph within the prescribed 10-day period will be bound by the terms of the Reorganization Agreement and the Merger.

     If within 30 days after the Merger is effected New Belk and the Shareholder agree upon the value of the Shareholder's shares, New Belk must make payment to the Shareholder within 90 days after the date the Merger is effected upon the Shareholder's surrender of his certificate or certificates representing his shares.

     If New Belk and the Shareholder do not agree on the value of the Shareholder's shares within 30 days after the date the Merger is effected, then, within 60 days of the expiration of the 30-day period, the Shareholder may file a petition in Pulaski County Circuit Court asking for a finding and determination of the fair market value of the shares. The Shareholder will be entitled to a judgment against New Belk for the amount of the fair value as of the day prior to the date on which the vote was taken approving the Reorganization Agreement and the Merger plus interest thereon to the date of the judgment. The judgment will be payable only upon and simultaneously with the surrender to New Belk of the certificate or certificates representing the shares. Unless the Shareholder files a petition within the required time period, the Shareholder and all persons claiming under him shall be bound by the terms of the Reorganization Agreement and the Merger.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT       RELATIVE
METHODOLOGY                       ACTUAL      ADJUSTED    MULTIPLE    (CASH)    OPERATING VALUES
-----------                     ----------   ----------   --------   --------   ----------------
Net Sales.....................  $3,686,309   $3,686,309      0.6     $(24,474)    $ 2,236,259
EBITDA........................      19,909      (65,799)       7      (24,474)       (436,119)
EBIT..........................      (4,873)     (90,581)      10      (24,474)       (881,336)
Net Income....................     372,565      (94,361)      15           --      (1,415,415)
Book Equity...................   1,514,772    1,514,772        1           --       1,514,772

     The following table shows the method used to calculate the Total Relative Value of the Company:


                         PERCENTAGE OF OTHER         TOTAL RELATIVE VALUE          RELATIVE OPERATING
                                BELK                          OF                        VALUE OF
OTHER BELK COMPANIES     COMPANIES OWNED BY          OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY             COMPANY               OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 2,236,259
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 2,236,259
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          3.6712%          X        $ 2,236,259         =        $    82,098
Belk's Department
  Store of Florence,
  S.C., Incorporated           26.5947%          X          2,236,259         =            594,726
Belk-Simpson Company
  of Paragould,
  Arkansas, Inc.                2.0380%          X          2,236,259         =             45,575
                                                                                       -----------
Total                                                                                  $   722,399
                                                                                       ===========
Total Relative Value of Company                                                        $ 2,236,259
Total Relative Value of Company Owned by Other Belk Companies                 -            722,399
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,513,860
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                                                          PERCENTAGE OF NEW BELK CLASS
                                     AGGREGATE NET RELATIVE VALUE                       A
NET RELATIVE VALUE OF                           OF ALL                      COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 1,513,860             /          $1,156,226,577            =               .1309%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1309%               X         59,998,834)        /             14,051         =             5.5909


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 17.95
  Dividends(2)..............................................          0.95
  Book value per share(3)...................................         72.98
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          5.37
  Dividends(2)..............................................          1.45
  Book value per share......................................         70.00


---------------

(1) Based on 20,756 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 20,756 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $4,540        $4,446        $3,686
Net income..................................................      (253)         (190)          373
Per common share
  Net income (loss)(1)......................................    (12.20)        (9.16)        17.95
  Dividends.................................................      0.76          0.84          0.95
  Book value(2).............................................     66.92         55.98         72.98
Total assets................................................     2,684         2,530         1,697
Shareholders' equity........................................     1,389         1,162         1,515

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,031        $1,530
Income (loss) from operations...............................      (168)          109

---------------


(1) Based on 20,756 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 20,756 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations increased for the nine months ended November 1, 1997 compared to the same period in 1996. Income from operations for the nine months ended November 2, 1996 included the loss on operations of the Texarkana, Texas store.

     Comparable store sales decreased in fiscal years 1995 and 1996 due to declining revenues at the Texarkana, Texas store, which was closed in August, 1996.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in downtown Stuttgart, Arkansas. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The Company is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 19,000 square feet of floor area. The current term of the lease expires in 2000. The Company believes that the building is adequate to meet its current needs.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     11,785           56.8%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................      8,526           41.1%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................      8,522           41.1%
John R. Belk (Director and Executive Officer) (a)(c)(d).....      8,522           41.1%
Sarah Belk Gambrell (Director)..............................      5,600           27.0%
Sarah Gambrell Knight (Director)............................        300            1.4%
Leroy Robinson (a)..........................................      1,773            8.5%
Katherine McKay Belk (a)....................................      3,042           14.7%
Katherine Belk Morris (a)...................................      1,821            8.8%
John A. Kuhne (Executive Officer) (d).......................        423            2.0%
R. E. Greiner (Executive Officer)...........................          0              *
Welch Bostick, Jr. (Executive Officer)......................          0              *
Thomas M. Belk, Trustee U/A dated September 15, 1993........      1,773           85.5%
Belk's Department Store of Florence, S.C., Incorporated.....      5,520           26.6%
All Directors and Executive Officers as a group (8
  persons)..................................................     17,741           85.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrel -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell
Knight -- 810 Colville Road, Charlotte, N.C. 28207; John A. Kuhne, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Belk's Department Store of Florence, S.C., Incorporated and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 1,773 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 80 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 5,520 shares held by Belk's Department Store of Florence, S.C., Incorporated and 762 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

(d) Includes 423 shares held by Belk-Simpson Company of Paragould, Arkansas, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by directors of such Corporation at the annual meeting of directors held in March 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and John A. Kuhne.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   43,094    $   40,512
  Accounts receivable, net..................................   1,017,272       613,749
  Merchandise inventory.....................................   1,247,198       440,920
  Refundable income taxes...................................          --        26,720
  Deferred income taxes.....................................       7,497        11,052
  Other.....................................................      46,296        21,766
                                                              ----------    ----------
Total current assets........................................   2,361,357     1,154,719
Loans receivable from affiliates, net.......................          --         7,900
Investments.................................................      11,413         3,750
Property, plant and equipment, net..........................     135,149       112,627
Deferred income taxes.......................................          --       415,824
Other noncurrent assets.....................................      22,343         2,395
                                                              ----------    ----------
                                                              $2,530,262    $1,697,215
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $  301,677    $       --
  Accounts payable and accrued expenses.....................     375,217       129,958
  Payables to affiliates, net...............................     301,034        23,939
  Accrued income taxes......................................       5,305            --
                                                              ----------    ----------
Total current liabilities...................................     983,233       153,897
Deferred income taxes.......................................       4,636            --
Loans payable to affiliates, net............................     342,100            --
Other noncurrent liabilities................................      38,311        28,546
                                                              ----------    ----------
Total liabilities...........................................   1,368,280       182,443
Shareholders' equity:
  Common stock..............................................     481,200     2,075,600
  Retained earnings.........................................     680,782      (560,828)
                                                              ----------    ----------
Total shareholders' equity..................................   1,161,982     1,514,772
                                                              ----------    ----------
                                                              $2,530,262    $1,697,215
                                                              ==========    ==========

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                            JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                               1995          1996          1997
                                                            -----------   -----------   -----------
Net sales.................................................  $4,540,488    $4,445,578    $ 3,686,310
Operating costs and expenses..............................   4,693,079     4,526,647      3,774,462
                                                            ----------    ----------    -----------
Income from operations....................................    (152,591)      (81,069)       (88,152)
                                                            ----------    ----------    -----------
Other income (expense):
  Interest, net...........................................     (48,938)      (60,476)       (47,069)
  Dividend income.........................................       1,254           942          1,580
  Gain (loss) on disposal of property, plant and
     equipment............................................          --            --         91,399
  Gain (loss) on sale of securities.......................       4,750            --         (5,691)
  Miscellaneous, net......................................         280         4,718         (4,009)
                                                            ----------    ----------    -----------
Total other expense, net..................................     (42,654)      (54,816)        36,210
                                                            ----------    ----------    -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.......    (195,245)     (135,885)       (51,942)
Income tax expense (benefit)..............................      58,032        54,199       (424,507)
                                                            ----------    ----------    -----------
Net earnings..............................................    (253,277)     (190,084)       372,565
Retained earnings at beginning of period..................   1,157,364       888,268        680,782
Dividends paid............................................     (15,820)      (17,402)       (19,775)
Retained earnings adjustments.............................          --            --     (1,594,400)
                                                            ----------    ----------    -----------
Retained earnings at end of period........................  $  888,267    $  680,782    $  (560,828)
                                                            ==========    ==========    ===========

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997 and 1996 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders equity of the subsidiaries are included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholder's equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. (BSS) in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

(12) MERGER

     As of August 3, 1996, Belk Department Store of Stuttgart, Ark., Inc. (Stuttgart) was merged into Belk-Jones Company, Inc. -- Texarkana, Ark. (Texarkana) in a stock for stock exchange. Since this merger was between corporations under common control, it has been accounted for at historical cost in a manner similar to that in a pooling of interests. The name of the surviving corporation was changed to Belk Department Store of Stuttgart, Ark., Inc.

     The financial statements for the years ended February 3, 1996 and January 31, 1995 represent a combination of Stuttgart and Texarkana, and are presented for comparative purposes only.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL


                        TITLE 4, SUBTITLE 3, CHAPTER 26


                       ARKANSAS BUSINESS CORPORATIONS ACT

                               STATE OF ARKANSAS


                   SUBCHAPTER 10 -- MERGER AND CONSOLIDATION


4-26-1007.  RIGHTS OF DISSENTING SHAREHOLDERS.

     (a) If a shareholder of a corporation which is a party to a merger or consolidation files with the corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to the plan of merger or consolidation and does not vote in favor thereof, and the shareholder within ten (10) days after the date on which the vote was taken makes written demand on the surviving or new domestic or foreign corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, then, if the merger or consolidation is effected, the surviving or new corporation shall pay to the shareholder, upon surrender of his certificate or certificates representing the shares, the fair value thereof.

     (b) The demand shall state the number and class of the shares owned by the dissenting shareholder.

     (c) Any shareholder failing to make demand within the ten-day period shall be bound by the terms of the merger or consolidation.

     (d) Within ten (10) days after the merger or consolidation is effected, the surviving or new corporation, as the case may be, shall give notice to each dissenting shareholder who has made demand as herein provided for the payment of the fair value of his shares.

     (e)(1) If within thirty (30) days after the date on which the merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment shall be made within ninety (90) days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing those shares.

     (2) Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in those shares or in the corporation.

     (f)(1) If within the period of thirty (30) days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder, within sixty (60) days after the expiration of the thirty-day period, may file a petition in the circuit court of the county in which the registered office of the surviving corporation is located, if the surviving corporation is a domestic corporation or in the Pulaski County Circuit Court if the surviving corporation is a foreign corporation, asking for a finding and determination of the fair value of the shares and shall be entitled to judgment against the surviving or new corporation for the amount of the fair value as of the day prior to the date on which the vote was taken approving such merger or consolidation, together with interest thereon to the date of the judgment.

     (2) The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing the shares.

     (3) Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in the shares or in the surviving or new corporation.

     (4) Unless the dissenting shareholder files the petition within the time herein limited, the shareholder and all persons claiming under him shall be bound by the terms of the merger or consolidation.

     (g) Shares acquired by the surviving or new corporation pursuant to the payment of the agreed value thereof or to payment of the judgment entered, as in this section provided, may be held and disposed of by the corporation as in the case of other treasury shares.

     (h) The provisions of this section shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other domestic or foreign corporations that are parties to the merger.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statement of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $3,686,309   $ 372,565    $ (4,873)  $ 19,909     $1,514,772
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------   ---------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $3,686,309     372,565      (4,873)    19,909      1,514,772
                                                 ==========   ---------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                 (62,655)    (91,399)   (91,399)
  Gain/loss on sale of securities..............                   3,901       5,691      5,691
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                (408,172)         --         --             --
                                                              ---------    --------   --------
Total non-operating items......................                (466,926)    (85,708)   (85,708)
                                                              ---------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                      --          --         --             --
                                                              ---------    --------   --------     ----------
Per Model......................................               $ (94,361)   $(90,581)  $(65,799)    $1,514,772
                                                              =========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (40,513)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......      (7,900)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................      23,939
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     (24,474)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  (24,474)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 2

                 BELK DEPARTMENT STORE OF STUTTGART, ARK., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature


                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 2

                           BELK-LINDSEY STORES, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Lindsey Stores, Inc. (the "Company"), to be held on April 16, 1998, at 12:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Florida law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 5.7075 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 1,605,537 shares of New Belk Class A Common Stock which will represent approximately 2.6759% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                             (3)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                           BELK-LINDSEY STORES, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-LINDSEY STORES, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Lindsey Stores, Inc. (the "Company") will be held on April 16, 1998, at 12:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Florida law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 5.7075 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           BELK-LINDSEY STORES, INC.

                                SUPPLEMENT NO. 3

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 3 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-LINDSEY STORES, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    11
DETERMINATION OF EXCHANGE RATIO.............................    13
COMPARATIVE PER SHARE DATA..................................    15
SELECTED HISTORICAL FINANCIAL INFORMATION...................    16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    17
  General...................................................    17
  Results of Operations.....................................    17
  Comparison of Nine Months Ended November 1, 1997 and
    November 2, 1996........................................    17
  Comparison of Fiscal Years Ended February 1, 1997 and
    February 3, 1996........................................    18
  Comparison of Fiscal Years Ended February 3, 1996 and
    January 31, 1995........................................    18
  Seasonality and Quarterly Fluctuations....................    19
  Liquidity and Capital Resources...........................    19
  Impact of Inflation.......................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    22
INDEX TO HISTORICAL FINANCIAL STATEMENTS....................   F-1
  Report of KPMG Peat Marwick LLP, Independent Auditors.....   F-2
  Balance Sheets............................................   F-3
  Statements of Operations..................................   F-4
  Statements of Shareholders' Equity........................   F-5
  Statements of Cash Flows..................................   F-6
  Notes to Financial Statements.............................   F-7
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Florida corporation in 1956. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, NC 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 12:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Florida law), will be converted, without any action on the part of the Shareholder, into the right to receive 5.7075 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 702,673 shares of Common Stock outstanding held of record by 90 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 89.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Florida Business Corporation Act (the "FBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,409,244 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder (as defined in the New Belk Certificate), whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A

Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the FBCA, a corporation subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The FBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 10%, unless a greater percentage not to exceed 50% is required by the articles of incorporation, of all votes entitled to be cast on the proposed corporate act to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     Under the FBCA, unless the articles of incorporation or the FBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify any different voting requirements than those set forth in the FBCA.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment would be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the FBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the FBCA requires that an amendment to the articles of incorporation must be recommended by the board of directors to the shareholders and must be approved (i) by a majority (unless the articles of incorporation or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the FBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The FBCA permits the board of directors of a corporation to amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or FBCA reserves this power exclusively to the shareholders in whole or part or (ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     The provisions of the FBCA concerning action by written consent are equivalent to the DGCL. The Company Articles do not change the state law requirement.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the FBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Whenever the holders of shares of any voting group are entitled to elect a class of one or more directors by the provisions of the articles of incorporation, vacancies in such class may be filled by holders of shares of that voting group or by a majority of the directors then in office elected by such voting group or by a sole remaining director so elected. If no director elected by such voting group remains in office, unless the articles of incorporation provide otherwise, directors not elected by such voting group may fill vacancies. The Company Articles are silent with respect to filling vacancies.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation. If the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The FBCA requires a corporation to have at least one director. The number of directors is set by the articles of incorporation or the bylaws and may be increased or decreased by amendment or in the manner provided in the articles of incorporation or the bylaws. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The FBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director must be a natural person and at least 18 years of age but does not have to be a resident of Florida or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or bylaws. The Company Bylaws do not require directors of the Company to be residents of Florida or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The FBCA concerning the classification of the board of directors is equivalent to the DGCL. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the FBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the FBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation. Neither the New Belk Certificate nor the Company Articles provide for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the FBCA generally permits transactions involving a Florida corporation and an interested director of that corporation if: (i) the fact of such relationship or interest is disclosed or known to the board of directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; (ii) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or (iii) the contract or transaction is fair and reasonable as to the corporation at the time it is authorized by the board, a committee or the shareholders.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     The FBCA concerning indemnification is similar in all material respects to the DGCL. However, the FBCA differs from the DGCL in terms of the extent to which a director may limit his personal liability. Under the FBCA, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform, those duties constitutes (i) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) a circumstance involving unlawful distributions, (iv) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

     The Company Bylaws authorize indemnification as provided in the FBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company shall not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The FBCA concerning the approval of mergers is similar in all material respects to the DGCL, except that the FBCA provides for only two criteria which the surviving corporation must meet before it is exempt from the requirement of approval of the merger by its shareholders: (i) the articles of incorporation of the surviving corporation must not differ from its articles before the merger; and (ii) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger must hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger. The FBCA and DGCL provisions concerning shareholder approval of the sale of substantially all of the assets of a corporation are similar in all material respects.

     Anti-Takeover Provisions. The DGCL and the FBCA contain business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL and the FBCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation; (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. The FBCA defines "interested shareholder" as any person who is the beneficial owner of more than 10% of the outstanding voting shares of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The FBCA provides that, except in certain circumstances, an affiliated transaction must be approved by the affirmative vote of the holders of 66 2/3% of the voting shares other than the shares beneficially owned by the interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the FBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The FBCA concerning preemptive rights is equivalent to the DGCL. The Company Articles do not grant preemptive rights to any Shareholder.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the FBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; (iii) the record of shareholders; and
(iv) any other books or records.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 607.1302 of the FBCA has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 607.1302 of the FBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 607.1302 of the FBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION
607.1302 OF THE FBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may dissent as to all or less than all of the shares of Common Stock that are registered in his or her name. Any Shareholder intending to enforce the right to dissent (i) must not vote in favor of the Reorganization Agreement, and (ii) must file a written notice of intent to demand payment for his or her shares (the "Objection Notice") with the Company, 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel, before the vote on the proposal to approve the Reorganization Agreement and the transactions contemplated thereby is taken at the meeting. The Objection Notice must state that the Shareholder intends to demand payment for his or her shares of Common Stock if the Merger is effected. A VOTE AGAINST APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER, IN AND OF ITSELF, WILL NOT CONSTITUTE AN OBJECTION NOTICE SATISFYING THE REQUIREMENTS OF THE FBCA.

     If the Reorganization Agreement and the Merger are approved by the Shareholders at the Special Meeting, each Shareholder who has properly filed an Objection Notice and not voted in favor of the Reorganization Agreement and the Merger will be notified by the Company of such approval within 10 days of the Special Meeting. Within 20 days following receipt of such notice, any Shareholder electing to dissent must file a notice of such election, stating the Shareholder's name, address, the number, classes and series of shares as to which the Shareholder dissents, and a demand for payment of the fair value of such shares ("Election Notice"), and deposit certificates representing the Common Stock as to which such Election Notice is given with the Company.

     Within 10 days following the expiration of the period in which Shareholders may file their Election Notices or 10 days after the Merger is consummated, whichever is later (but in no case later than 90 days following the date the Shareholders approve the Reorganization Agreement and the Merger), the Company must make a written offer to each Shareholder who has properly filed an Election Notice to pay an amount which the Company estimates to be a fair value for the Shareholder's shares. This offer will be accompanied by certain of the Company's financial statements. If the Merger is not consummated within 90 days following the date of approval of the Reorganization Agreement and the Merger, any offer to pay by the Company to dissenting shareholders will be conditional upon consummation of the Merger. Any Shareholder who accepts such offer within 30 days will receive payment for the dissenting Shareholder's shares within 90 days of such offer to pay or consummation of the Merger, whichever is later.

     In the event (i) that the Company fails to make any payment offer within the time period set forth above or (ii) a dissenting Shareholder fails to accept such offer within 30 days and makes a written demand for payment to the Company within 60 days following the consummation of the Merger, the Company must institute proceedings in state circuit court in St. Lucie County, Florida (the "Court") requesting that the fair value of such dissenting Shareholder's shares be determined. If the Company fails to file such action, any such dissenting Shareholder will have the right to file an action in such Shareholder's own name for determination as to the fair value of such Shareholder's shares. All dissenting Shareholders who have not accepted payment offers by the Company must be made a party to such court action. The court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The judgment may, in the discretion of the court, include a fair rate of interest. The Company will bear the costs and expenses of the proceeding, as determined by the court, except that the court may assess any portion of the costs and expenses against any or all dissenting Shareholders who rejected the Company's offer to pay for their shares, if the court finds that the rejection of the Company's offer was arbitrary, vexatious or not in good faith. The court's determination of the expenses of the proceeding will include reasonable compensation for, and expenses of, the appraisers, but will not include attorneys' or experts' fees and expenses for any party. If the fair value of the shares as determined by the court materially exceeds the amount the Company offered for the shares, the court may, in its discretion, award to any Shareholder who is a party to the action attorneys' fees and compensation for experts employed by the Shareholder in the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                   NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE       (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    ------------    ----------------
Net Sales............  $89,591,732    $89,591,732       0.6      $(13,667,001)     $67,422,040
EBITDA...............   21,807,460      3,748,276         7       (13,667,001)      39,904,933
EBIT.................   19,985,687      1,926,503        10       (13,667,001)      32,932,031
Net Income...........   12,126,977        958,123        15                --       14,371,845
Book Equity..........   49,538,411     48,910,683         1                --       48,910,683

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Simpson Company,
  Greenville, South
  Carolina                     22.6323%          X        $43,580,286         =        $ 9,863,221
                                                                                       -----------
Total                                                                                  $ 9,863,221
                                                                                       ===========

Relative Operating Value of Company                                                    $67,422,040
Relative Operating Value of Other Companies Owned by Company                  +          9,863,221
                                                                                       -----------
Total Relative Value of Company                                               =        $77,285,261
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         56.1613%          X        $77,285,261         =        $43,404,407
Belk of Waycross,
  Ga., Inc.                      .9672           X         77,285,261         =            747,503
Belk Brothers Company           2.4114%          X         77,285,261         =          1,863,657
Belk of Statesboro,
  Ga., Inc.                      .4269%          X         77,285,261         =            329,931
                                                                                       -----------
Total                                                                                  $46,345,498
                                                                                       ===========

Total Relative Value of Company                                                        $77,285,261
Total Relative Value of Company Owned by Other Belk Companies                 -         46,345,498
                                                                                       -----------
Net Relative Value of Company                                                 =        $30,939,763
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $30,939,763             /          $1,156,226,577            =              2.6759%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (2.6759%               X         59,998,834)        /            281,303         =             5.7075


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share, and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                                 FISCAL YEAR          NINE MONTHS
                                                              ENDED FEBRUARY 1,    ENDED NOVEMBER 1,
                                                                    1997                 1997
                                                              -----------------    -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $17.26               $ 1.15
  Dividends(2)..............................................         0.26                 0.26
  Book value per share(3)...................................        70.50                71.39
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............         0.96                 0.29
  Dividends(2)..............................................         0.26                 0.22
  Book value per share(5)...................................        12.52                12.65
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         5.48                 1.63
  Dividends(2)..............................................         1.48                 1.27
  Book value per share......................................        71.46                72.18


---------------

(1) Based on 702,673 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997 and the nine-month period ended November 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 702,673 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the periods presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying the New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical financial information of the Company presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997, are derived from the financial statements of the Company. The financial statements as of February 1, 1997 and for the year then ended have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements, and the report thereon, are included elsewhere in this Prospectus Supplement. The selected data presented below for, and as of the end of, each of the years in the four-year period ended February 3, 1996 and for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

     Selected historical combined and pro forma financial data for the Belk Companies is included in the Proxy Statement/Prospectus.

                                                  FISCAL YEAR ENDED                                  NINE MONTHS ENDED
                       -----------------------------------------------------------------------   -------------------------
                       FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                           1993           1994           1995           1996          1997          1996          1997
                       ------------   ------------   ------------   ------------   -----------   -----------   -----------
SELECTED STATEMENT OF INCOME:
Revenues.............  $134,926,143   $127,163,297   $117,678,112   $105,285,005   $90,167,700   $60,895,636   $57,489,697
Cost of goods sold...    95,002,474     91,660,737     83,542,112     72,993,019    62,875,001    43,314,545    39,439,488
Depreciation and
  amortization.......     3,334,800      3,305,822      2,914,430      2,618,645     1,821,773     1,392,776     1,077,926
Income (loss) from
  continuing
  operations.........     2,753,558       (492,253)    (1,672,429)       670,523    12,126,977    10,158,243       810,741
Net income (loss)....     2,753,558       (216,587)    (1,672,429)       670,523    12,126,977    10,158,243       810,741
Income (loss) per
  share(1)...........          3.92          (0.31)         (2.38)          0.95         17.26         14.46          1.15
Dividends per
  share..............            --             --             --             --          0.26          0.26          0.26
Weighted average
  number of shares
  outstanding .......       702,673        702,673        702,673        702,673       702,673       702,673       702,673
SELECTED BALANCE SHEET DATA:
Accounts
 receivable -- net...  $ 19,147,975   $ 18,231,022   $ 16,004,890   $ 14,523,053   $14,221,102   $12,588,094   $11,625,470
Merchandise
  inventories........    34,863,759     31,403,701     30,268,311     24,884,473    20,792,057    23,932,459    21,770,254
Working capital......    45,235,051     40,044,212     39,676,281     36,404,047    42,617,870    35,101,202    41,496,213
Total assets.........    81,742,139     70,221,668     65,635,428     63,007,188    74,337,001    60,464,761    64,623,305
Short-term debt......            --             --             --             --     5,000,000            --            --
Long-term debt.......    20,800,000     15,400,000     12,673,125      8,583,375            --            --            --
Capitalized lease
  obligations........     3,255,333      2,901,973      2,575,307      1,525,448     1,371,408     1,409,919     1,243,177
Shareholders'
  equity.............  $ 39,223,468   $ 38,150,905   $ 36,478,476   $ 37,594,129   $49,538,411   $47,569,676   $50,166,457
Book value per
  share(2)...........  $      55.82   $      54.29   $      51.91   $      53.50   $     70.50   $     67.70   $     71.39
SELECTED OPERATING DATA:
Number of stores at
  end of period......            26             24             21             20            17            17            16
Comparable store net
  revenue increases
  (decreases)........          (2.4)%          0.5%          (2.6)%         (4.4)%         1.0%          0.0%          5.0%

---------------

(1) Based on the weighted average number of shares of Common Stock outstanding at the end of each period presented.
(2) Based on the number of shares of Common Stock outstanding at the end of each period presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the historical financial condition and results of operations of Belk-Lindsey Stores, Inc. for each of the fiscal years ended January 31, 1995, February 3, 1996, and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 which should be read in conjunction with the historical financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Certain Components of Net Income. Revenues include sales from retail operations and leased departments. Cost of goods sold include cost of merchandise, buying, and occupancy expense. Selling, general, and administrative expense ("SG&A") includes payroll, advertising, credit, and depreciation expense.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's statements of income and other pertinent financial data.

                                                         FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                              ---------------------------------------   -------------------------
                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                                1995(A)       1996(A)       1997(A)        1996          1997
                                              -----------   -----------   -----------   -----------   -----------
Revenues....................................     100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold..........................      71.0          69.3          69.7          71.1          68.6
Selling, general and administrative
  expenses..................................      29.5          29.0          28.2          31.5          29.1
Income (loss) from operations...............      (0.5)          1.7           1.1          (4.1)          2.3
Interest expense, net.......................       1.4           1.3           0.4           0.5           0.2
Income tax expense (benefit)................      (0.9)          0.1           8.3           9.8           0.4
Net income (loss)...........................      (1.4)          0.6          13.4          16.7           1.4
Comparable stores revenues increase
  (decrease)................................      (2.6)         (4.4)          1.0           0.0           5.0
Number of stores
  Opened....................................         0             0             0             0             0
  Closed....................................         4             1             3             3             1
Total -- end of period......................        21            20            17            17            16

---------------

(a) The fiscal years ended February 1, 1997 and January 31, 1995 consisted of 52 weeks. The fiscal year ended February 3, 1996 consisted of 368 days.

COMPARISON OF NINE MONTHS ENDED NOVEMBER 1, 1997 AND NOVEMBER 2, 1996

     Revenues. The Company's revenues for the nine months ended November 1, 1997 decreased 5.6%, or $3.4 million, compared to the same period in 1996 from $60.9 million to $57.5 million. The decrease was primarily attributable to the closing of three stores which contributed to a decrease in revenues of $5.9 million. Comparable store revenues increased 5.0% for the nine months ended November 1, 1997 compared to the same period in 1996. The increase in comparable store revenues is primarily attributed to an increase in revenues from the newly remodeled Gainesville Oaks Mall and Leesburg Lake Square stores.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 71.1% for the nine months ended November 2, 1996 to 68.6% for the nine months ended November 1, 1997 due to better inventory management and lower markdowns. Cost of goods sold decreased 8.9%, or $3.9 million, from $43.3 million for the nine months ended November 2, 1996 to $39.4 million for the nine months ended November 1, 1997 primarily due to a decrease in revenues.

     Selling, General and Administrative Expenses. As a percentage of revenues, SG&A decreased from 31.5% of revenues for the nine months ended November 2, 1996 to 29.1% for the nine months ended ended

November 1, 1997. SG&A decreased 12.8%, or $2.5 million, from $19.2 million for the nine months ended ended November 2, 1996 to $16.7 million for the nine months ended November 1, 1997. The decrease is primarily attributable to the closed stores, which contributed $2.2 million of the decrease. Excluding the impact of the closed stores, SG&A decreased 1.8% or $0.3 million. This decrease was attributable to decreases in payroll and depreciation expense offset by an increase in bad debt expense, net.

     Interest Expense, Net. Interest expense, net decreased 68.3%, or $0.2 million, from 0.5% of revenues for the nine months ended November 2, 1996 to 0.2% of revenues for the nine months ended November 1, 1997. This decrease was primarily attributable to a decrease in average outstanding borrowings.

     Income Taxes. The effective income tax rate was 23.3% for the nine months ended November 1, 1997 and 37.1% for the nine months ended November 2, 1996. The Company's effective income tax rate of 23.3% for the nine months ended ended November 1, 1997 differs from the federal income tax statutory rate of 34.0% principally because of permanent differences related to deferred compensation insurance.

     Net Income. Net income decreased $9.3 million to 1.4% of revenues for the nine months ended ended November 1, 1997 compared to 16.7% of revenues for the nine months ended November 2, 1996. A gain of $18.9 million on the sale of property and fixtures of the closed stores was recognized in the nine months ended November 2, 1996.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

     Revenues. The Company's revenues decreased 14.4%, or $15.1 million, from $105.3 million in fiscal year 1996 to $90.2 million in fiscal year 1997. The decrease was primarily attributable to the closing of four stores. The four stores contributed a decrease in revenues of $13.7 million. On a comparable store basis, revenues increased 1.0% compared to the first 52 weeks of fiscal year 1996.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased from 69.3% in fiscal year 1996 to 69.7% in fiscal year 1997 primarily due to merchandise increases resulting from higher markdowns. Cost of goods sold decreased 13.9%, or $10.1 million, from $73.0 million in fiscal year 1996 to $62.9 million in fiscal year 1997 primarily due to a decrease in revenues. The decrease in cost of goods sold associated with the closed stores was $9.5 million. Cost of goods sold for the comparable stores decreased 1.1% or $0.6 million.

     Selling, General and Administrative Expenses. As a percentage of revenues, SG&A decreased from 29.0% fiscal year 1996 to 28.2% in fiscal year 1997. SG&A decreased 16.8%, or $5.1 million primarily due to the impact of the closed stores, which contributed $4.9 million of the decrease. Excluding the impact of the closed stores, SG&A decreased 1.1% or $0.2 million. This decrease was attributable to decreases in payroll expense realized through efficiencies implemented in the retail department stores and depreciation expense, partially offset by an increase in bad debt expense, net.

     Interest Expense, Net. Interest expense, net was 1.3% of revenues in fiscal year 1996 as compared to 0.4% of revenues in fiscal year 1997. This decrease was primarily attributable to a decrease in average outstanding borrowings.

     Income Taxes. The effective income tax rate decreased to 38.2% in fiscal year 1997 from 13.7% in fiscal year 1996. The Company's effective income tax rate of 13.7% for fiscal year 1996 differed from the federal income tax statutory rate of 34.0% principally because of permanent differences related to deferred compensation insurance and adjustments made to revalue the deferred tax assets related to net operating carryovers.

     Net Income. Net income increased $11.5 million to 13.4% of revenues in fiscal year 1997 compared to 0.6% of revenues in fiscal year 1996. A gain of $18.9 million on the sale of property and fixtures of the closed stores was recognized in fiscal year 1997.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 3, 1996 AND JANUARY 31, 1995

     Revenues. The Company's revenues decreased 10.5%, or $12.4 million, from $117.7 million in fiscal year 1995 to $105.3 million in fiscal year 1996. The decrease was primarily attributable to the closing of four stores. The four stores contributed a decrease in revenues of $8.9 million. Adjusting for the additional days in fiscal year 1996, comparable store revenues decreased 4.4% in fiscal year 1996 largely because of a decrease in revenues at the Gainesville Shopping Center store, which was converted to an outlet center in May, 1995.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 71.0% in fiscal year 1995 to 69.3% in fiscal year 1996. Cost of merchandise decreases were experienced due to better inventory management and lower markdowns. Cost of goods sold decreased 12.6%, or $10.5 million, from $83.5 million in fiscal year 1995 to $73.0 million in fiscal year 1996 primarily due to a decrease in revenues. The four closed stores contributed a decrease in cost of goods sold of $7.0 million.

     Selling, General and Administrative Expenses. SG&A decreased 12.2%, or $4.2 million, from 29.5% of revenues in fiscal year 1995 to 29.0% of revenues in fiscal year 1996. The decrease is primarily attributable to the closed stores, which contributed $3.4 million of the decrease. Excluding the impact of the closed stores, SG&A decreased 2.5% or $0.8 million. This decrease was primarily attributable to decreases in selling payroll and advertising expense.

     Interest Expense, Net. Interest expense, net was 1.3% of revenues in fiscal year 1996 as compared to 1.4% of revenues in fiscal year 1995. Interest expense was $1.4 million in fiscal year 1996 as compared to $1.6 million in fiscal year 1995.

     Income Taxes. The effective income tax rate decreased from 38.9% in fiscal year 1995 to 13.7% in fiscal year 1996. The Company's effective income tax rate of 13.7% in fiscal year 1996 differed from the federal income tax statutory rate of 34.0% principally because of permanent differences related to deferred compensation insurance.

     Net Income. Net income increased $2.3 million to 0.6% of revenues in fiscal year 1996 compared to (1.4%) of revenues in fiscal year 1995.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income, and net income. The highest revenue period for the Company is the fourth quarter which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest in anticipation of increased revenues during these months.

     The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

                                                              1995    1996    1997
                                                              ----    ----    ----
First quarter...............................................  25.2%   24.8%   25.8%
Second quarter..............................................  21.9    21.1    22.5
Third quarter...............................................  19.1    19.5    19.2
Fourth quarter..............................................  33.8    34.6    32.5

     The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings and remodelings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash on hand, cash flow from operations and borrowings under credit facilities.

     During the nine months ended November 1, 1997 and November 2, 1996, net cash used by operations was $36 thousand and $8.7 million, respectively. The decrease in cash used by operations for the nine months ended November 1, 1997 is attributable to an increase in net income (excluding the gain on sale of property and equipment for the nine months ended November 2, 1996) and a decrease in accounts receivable from customers. This decrease was partially offset by an increased use of cash to fund an additional investment in inventory and income taxes.

     In fiscal year 1997, the Company had sufficient cash flows from operations and credit facilities to fund its working capital needs and capital expenditures. Net cash provided (used) by operations was $4.0 million, $5.5 million, and $(3.2) million for the 1995, 1996, and 1997 fiscal years, respectively. The increase in cash flow from operations in fiscal year 1996 was primarily attributable to increased net income and a reduction in merchandise inventory as a result of store closings. The decrease in cash flow from operations in fiscal year 1997 is primarily attributable to a decrease in net income (excluding the gain on sale of property and equipment in fiscal year
1997).

     Investing activities included capital expenditures, primarily for new, relocated, and remodeled stores and sales of property and equipment related to store closings. Capital expenditures, primarily for new and remodeled stores, amounted to $2.1 million in the first nine months of fiscal years 1998 and 1997. Capital expenditures amounted to $0.6 million, $2.6 million and $3.1 million for the 1995, 1996 and 1997 fiscal years, respectively. In fiscal year 1995, the Belk Lindsey Lake Square Mall store was expanded to 67,000 square feet. In fiscal year 1996, the Belk Lindsey of Oaks Mall store was remodeled and the Orlando Colonial, Cocoa, Sarasota Gulf Gate and Port Charlotte stores were closed. In fiscal year 1997, the Daytona Volusia Mall and Orlando Florida Mall stores were closed resulting in net proceeds on the sale of property and fixtures of $19.9 million. The Ocala, Florida store was remodeled during the nine months ended November 1, 1997.

     Financing activities included payments or additional borrowings on credit facilities and capital lease obligations. The Company's total indebtedness at November 1, 1997 was $1.2 million of capital lease obligations, comprised of $0.2 million of current installments on capital lease obligations and $1.0 million of capital lease obligations.


RECENT DEVELOPMENTS



     On March 3, 1998, the Company redeemed 50,000 shares of Common Stock owned by the Estate of E. C. Lindsey for an aggregate price of $3.5 million. The Company funded the redemption of the shares with cash on hand. The Exchange Ratio has not been adjusted to reflect such transaction, nor any other transactions occurring after February 1, 1998.


IMPACT OF INFLATION

     While it is difficult to determine the precise effects of inflation, management does not believe inflation had a material impact on the financial statements for the periods presented.

                            BUSINESS OF THE COMPANY

     General. The Company operates 14 retail department stores in the following locations in Florida: Crystal River Mall in Crystal River; Bell Air Plaza in Daytona Beach; Orange Blossom Mall in Fort Pierce; Oaks Mall in Gainesville; Lakeland Square Mall and Southgate Shopping Center in Lakeland; Lake Square Mall and Palm Plaza Shopping Center in Leesburg; Melbourne Square Mall in Melbourne; Paddock Mall in Ocala; Ormond Beach Shopping Center in Ormond Beach; Lake Shore Mall in Sebring; Miracle City Mall in Titusville; and Northgate Mall in Winter Haven. The stores at Paddock Mall in Ocala and Oaks Mall in Gainesville were recently renovated. The stores are managed out of the Bergren group office in Gainesville, Florida. The Company also operates the Bergren group office in a facility adjacent to the Gainesville Shopping Center store. The Bergren group office provides buying advertising, accounting, personnel and other services to stores in the Bergren group area.

     The Company also operates two clearance centers in Florida at the Gainesville Shopping Center in Gainesville and Haines City Mall in Haines City. The clearance centers generally sell items that are out of season or are otherwise unsuitable for sale at the traditional Belk department stores.

     The Company sold two stores in fiscal year 1997. The Company's store in the Florida Mall in Orlando was sold to Florida Mall Associates for $14,000,000, and the store in the Volusia Mall in Daytona Beach was sold to Dillard Department Stores for $5,900,000. The net proceeds realized by the Company from the sale of these stores was approximately $19,800,000.

     Facilities. The Company owns the store property and building, together with an adjacent parking area, at Orange Blossom Mall in Fort Pierce, Lakeland Square in Lakeland and Melbourne Square Mall in Melbourne. The Company leases the store buildings at all other locations. The leases have termination dates ranging from 1999 through 2015. Six stores do not have any remaining options to renew; however, the Company believes that options to extend at market rates will be available. The floor space of the owned and leased stores ranges from 13,000 to 100,000 square feet. The Company believes its facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Burdine's, Dillard, Penney and Sears.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................    443,581          63.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(d)(e).................................................    424,458          60.4%
H. W. McKay Belk (Director and Executive Officer)
  (a)(d)(e)(f)..............................................    425,052          60.5%
John R. Belk (Director and Executive Officer) (a)(d)(e).....    424,552          60.4%
Henderson Belk (Director) (b)(c)............................     13,692           1.9%
David Belk Cannon (Director) (h)............................      4,219              *
James K. Glenn, Jr. (Director) (g)..........................      4,594              *
Byron L. Bergren (Director and Executive Officer)...........        200              *
Dell B. Funari (Director) (i)...............................    160,488          22.8%
R. E. Hardaway, III (Director) (j)..........................     14,170           2.0%
Leroy Robinson (Director) (a)...............................      2,901              *
James Madden (Executive Officer)............................          0              *
Barnett Banks Trust Company, N.A., Dell B. Funari and E.
  Jackson Boggs, Co-Personal Representatives of Estate of
  Edwin Colin Lindsey.......................................    153,985          21.9%
Belk Enterprises, Inc.......................................    394,630          56.2%
All Directors and Executive Officers as a group (11
  persons)..................................................    628,501          89.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Dell B.
Funari -- 2807 Bayshore Blvd., Tampa, Fla. 33629; R. E. Hardaway, III -- 3419 Beach Drive, Tampa, Fla. 33629; Byron L. Bergren and James Madden -- 1312 N. Main Street, Gainesville, Fla. 32601; Barnett Banks Trust Company, N.A., Dell B. Funari and E. Jackson Boggs, Co-Personal Representatives of Estate of Edwin Colin Lindsey -- P.O. Box 44301, Jacksonville, FL 32231-4301; Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 2,901 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 12,550 shares held in several Trusts established by the Will of W.
     H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

(c) Includes 1,142 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 394,630 shares held by Belk Enterprises, Inc., 3,000 shares held by Belk of Statesboro, Ga., Inc. and 6,796 shares held by Belk of Waycross, Ga., Inc. which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 16,944 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(f) Includes 594 shares held by H. W. McKay Belk as custodian for his minor children.


(g) Includes 906 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al, 1,844 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 1,844 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(h) Includes 1,469 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(i) Includes 153,985 shares held by Barnett Banks Trust Company, N. A., Dell B. Funari and E. Jackson Boggs, Co-Personal Representatives Estate of Edwin Colin Lindsey. The Co-Personal Representatives named have voting and investment power with respect to such shares.


(j)  Includes 4,319 shares held by R. E. Hardaway, III's wife, Love Hardaway.

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP, Independent Auditors.......   F-2

Balance Sheets..............................................   F-3

Statements of Operations....................................   F-4

Statements of Shareholders' Equity..........................   F-5

Statements of Cash Flows....................................   F-6

Notes to Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Belk-Lindsey Stores, Inc.:

     We have audited the accompanying balance sheet of Belk-Lindsey Stores, Inc., as of February 1, 1997, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belk-Lindsey Stores, Inc. at February 1, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

     As discussed in note 1 to the financial statements, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," during fiscal year 1997.

                                          KPMG Peat Marwick LLP

Charlotte, North Carolina
November 14, 1997

                           BELK-LINDSEY STORES, INC.
                                 BALANCE SHEETS

                                                        FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                           1996          1997          1997
                                                        -----------   -----------   -----------
                                                        (UNAUDITED)                 (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents...........................  $ 1,236,201   $10,998,480   $ 3,518,927
  Accounts receivable, net............................   14,523,053    14,221,102    11,625,470
  Merchandise inventory...............................   24,884,473    20,792,057    21,770,254
  Receivables from affiliates.........................    7,000,223    14,911,207    12,408,320
  Prepaid income taxes................................       54,100            --       688,763
  Deferred income taxes...............................      382,692        38,862        38,484
  Prepaid expenses and other current assets...........    1,270,654       989,697       462,193
                                                        -----------   -----------   -----------
Total current assets..................................   49,351,396    61,951,405    50,512,411
Deferred income taxes.................................    2,043,761     1,662,329     1,646,146
Investments...........................................      627,728       627,728       627,728
Property and equipment, net...........................   10,057,210     9,350,358    10,412,175
Other noncurrent assets...............................      927,093       745,181     1,424,845
                                                        -----------   -----------   -----------
Total assets..........................................  $63,007,188   $74,337,001   $64,623,305
                                                        ===========   ===========   ===========
                     LIABILITIES, DEFERRED INCOME AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit......................................  $        --   $ 5,000,000   $        --
  Accounts payable....................................    6,759,519     6,995,985     5,757,118
  Accrued expenses....................................    2,061,711     1,938,953     3,074,012
  Payables to affiliates..............................    2,282,324     4,249,009            --
  Accrued income taxes................................           --       978,613            --
  Current installments of long-term debt and capital
     lease obligations................................    1,843,795       170,975       185,068
                                                        -----------   -----------   -----------
Total current liabilities.............................   12,947,349    19,333,535     9,016,198
Long-term debt and capital lease obligations,
  excluding current installments......................    8,265,028     1,200,433     1,058,109
Deferred compensation.................................    3,556,274     3,546,892     3,607,571
Other noncurrent liabilities..........................      484,408       568,562       633,302
                                                        -----------   -----------   -----------
Total liabilities.....................................   25,253,059    24,649,422    14,315,180
                                                        -----------   -----------   -----------
Deferred income.......................................      160,000       149,168       141,668
                                                        -----------   -----------   -----------
Shareholders' equity:
  Common stock, $1 par value; authorized 1,409,224
     shares; issued and outstanding 702,673 shares....      702,673       702,673       702,673
  Paid in capital.....................................    3,422,362     3,422,362     3,422,362
  Retained earnings...................................   33,469,094    45,413,376    46,041,422
                                                        -----------   -----------   -----------
Total shareholders' equity............................   37,594,129    49,538,411    50,166,457
                                                        -----------   -----------   -----------
Total liabilities, deferred income and shareholders'
  equity..............................................  $63,007,188   $74,337,001   $64,623,305
                                                        ===========   ===========   ===========

                See accompanying notes to financial statements.

                           BELK-LINDSEY STORES, INC.

                            STATEMENTS OF OPERATIONS

                                            FISCAL YEAR ENDED                   NINE MONTHS ENDED
                                -----------------------------------------   -------------------------
                                JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                    1995           1996          1997          1996          1997
                                ------------   ------------   -----------   -----------   -----------
                                (UNAUDITED)    (UNAUDITED)                  (UNAUDITED)   (UNAUDITED)
Revenues......................  $117,678,112   $105,285,005   $90,167,700   $60,895,636   $57,489,697
Cost of goods sold (including
  occupancy and buying
  expenses)...................    83,542,112     72,993,019    62,875,001    43,314,545    39,439,488
Selling, general and
  administrative expenses.....    34,751,915     30,515,830    25,398,307    19,158,809    16,703,491
Impairment charges............            --             --       944,116       944,116            --
                                ------------   ------------   -----------   -----------   -----------
Income (loss) from
  operations..................      (615,915)     1,776,156       950,276    (2,521,834)    1,346,718
Interest expense, net.........    (1,633,607)    (1,388,600)     (377,292)     (279,801)      (88,560)
Gain (loss) on sale of
  property and equipment......      (365,659)       164,749    18,903,683    18,898,369         7,599
Other income (expense), net...      (121,226)       224,536       131,728        55,509      (209,016)
                                ------------   ------------   -----------   -----------   -----------
Income (loss) before income
  taxes.......................    (2,736,407)       776,841    19,608,395    16,152,243     1,056,741
Income taxes..................    (1,063,978)       106,318     7,481,418     5,994,000       246,000
                                ------------   ------------   -----------   -----------   -----------
Net income (loss).............  $ (1,672,429)  $    670,523   $12,126,977   $10,158,243   $   810,741
                                ============   ============   ===========   ===========   ===========
Earnings (loss) per share.....  $      (2.38)  $       0.95   $     17.26   $     14.46   $      1.15
                                ============   ============   ===========   ===========   ===========
Weighted average shares.......       702,673        702,673       702,673       702,673       702,673
                                ============   ============   ===========   ===========   ===========

                See accompanying notes to financial statements.

                           BELK-LINDSEY STORES, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 COMMON      PAID-IN      RETAINED
                                                 STOCK       CAPITAL      EARNINGS        TOTAL
                                                --------   -----------   -----------   -----------
Balance at February 1, 1994 (unaudited).......  $702,673   $ 3,422,362   $34,471,000   $38,596,035
Net loss (unaudited)..........................        --            --    (1,672,429)   (1,672,429)
                                                --------   -----------   -----------   -----------
Balance at January 31, 1995 (unaudited).......   702,673     3,422,362    32,798,571    36,923,606
Net income (unaudited)........................        --            --       670,523       670,523
                                                --------   -----------   -----------   -----------
Balance at February 3, 1996...................   702,673     3,422,362    33,469,094    37,594,129
Cash dividends................................        --            --      (182,695)     (182,695)
Net income....................................        --            --    12,126,977    12,126,977
                                                --------   -----------   -----------   -----------
Balance at February 1, 1997...................   702,673     3,422,362    45,413,376    49,538,411
Cash dividends (unaudited)....................        --            --      (182,695)     (182,695)
Net income (unaudited)........................        --            --       810,741       810,741
                                                --------   -----------   -----------   -----------
Balance at November 1, 1997 (unaudited).......  $702,673   $ 3,422,362   $46,041,422   $50,166,457
                                                ========   ===========   ===========   ===========

                See accompanying notes to financial statements.

                           BELK-LINDSEY STORES, INC.
                            STATEMENTS OF CASH FLOWS

                                                      FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                           ---------------------------------------   --------------------------
                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,    NOVEMBER 1,
                                              1995          1996          1997           1996          1997
                                           -----------   -----------   -----------   ------------   -----------
                                           (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)......................  $(1,672,429)  $   670,523   $12,126,977   $ 10,158,243   $   810,741
Adjustments to reconcile net income
  (loss) to net cash provided (used) by
  operating activities:
  Deferred income taxes..................     (552,860)     (138,206)      725,262        515,367        16,561
  Deferred income........................      (10,000)       (9,168)      (10,832)        (8,332)       (7,500)
  Depreciation and amortization..........    2,914,430     2,618,645     1,821,773      1,392,776     1,077,926
  Loss (gain) on sale of property and
    equipment............................      365,659      (164,749)  (18,903,683)   (18,898,369)       (7,599)
  Impairment charges.....................           --            --       944,116        944,116            --
  (Increase) decrease in:
    Accounts receivable, net.............    2,226,132     1,481,837       301,951      1,934,959     2,595,632
    Merchandise inventory................    1,135,390     5,383,838     4,092,416        952,014      (978,197)
    Receivables from affiliates..........     (475,560)   (4,242,339)   (7,910,984)    (3,682,116)    2,502,887
    Prepaid income taxes.................     (403,194)      564,993        54,100             --      (688,763)
    Other assets.........................      322,088       157,736       462,869        137,542      (152,160)
  Increase (decrease) in:
    Accounts payable and accrued
      expenses...........................      453,704    (1,308,113)      113,708     (1,210,396)     (103,808)
    Payables to affiliates...............     (587,613)           --     1,966,685     (2,282,324)   (4,249,009)
    Accrued income taxes.................           --            --       978,613      1,240,322      (978,613)
    Deferred compensation and other
      liabilities........................      283,638       430,668        74,772        105,153       125,419
                                           -----------   -----------   -----------   ------------   -----------
Net cash provided (used) by operating
  activities.............................    3,999,385     5,445,665    (3,162,257)    (8,701,045)      (36,483)
                                           -----------   -----------   -----------   ------------   -----------
Cash flows from investing activities:
  Purchases of property and equipment....     (614,523)   (2,591,056)   (3,090,889)    (2,102,039)   (2,141,305)
  Proceeds from sale of property and
    equipment............................      587,836        38,837    19,935,535     19,932,127         9,161
                                           -----------   -----------   -----------   ------------   -----------
Net cash provided (used) by investing
  activities.............................      (26,687)   (2,552,219)   16,844,646     17,830,088    (2,132,144)
                                           -----------   -----------   -----------   ------------   -----------
Cash flows from financing activities:
  Net proceeds from (payments on) line of
    credit...............................           --            --     5,000,000             --    (5,000,000)
  Principal payments on long-term debt
    and capital lease obligations........   (3,053,541)   (4,310,635)   (8,737,415)    (8,698,909)     (128,231)
  Dividends paid.........................           --            --      (182,695)      (182,695)     (182,695)
                                           -----------   -----------   -----------   ------------   -----------
Net cash used by financing activities....   (3,053,541)   (4,310,635)   (3,920,110)    (8,881,604)   (5,310,926)
                                           -----------   -----------   -----------   ------------   -----------
Net increase (decrease) in cash and cash
  equivalents............................      919,157    (1,417,189)    9,762,279        247,439    (7,479,553)
Cash and cash equivalents at beginning of
  period.................................    1,734,233     2,653,390     1,236,201      1,236,201    10,998,480
                                           -----------   -----------   -----------   ------------   -----------
Cash and cash equivalents at end of
  period.................................  $ 2,653,390   $ 1,236,201   $10,998,480   $  1,483,640   $ 3,518,927
                                           ===========   ===========   ===========   ============   ===========
Supplemental disclosures of cash flow
  information:
Interest paid............................  $ 1,699,665   $ 1,467,826   $   882,495   $    888,036   $ 1,137,392
Income taxes paid........................      115,300        54,100     5,910,100      4,266,900     1,896,815
Supplemental information regarding
  noncash investing and financing
  activities:
Decrease in capital lease obligation and
  buildings under capital lease, net.....  $        --   $   828,969   $        --   $         --   $        --

                See accompanying notes to financial statements.

                           BELK-LINDSEY STORES, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS

     Belk-Lindsey Stores, Inc. (the "Company") operates retail department stores in Florida.

FISCAL YEAR

     Starting in fiscal year 1996, the Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1996 and 1997 ended on February 3, 1996 and February 1, 1997, and included 368 and 365 days, respectively. Fiscal year 1995 ended on Tuesday, January 31, 1995 and included 364 days.

UNAUDITED FINANCIAL STATEMENTS

     The financial statements as of February 3, 1996 and for the years ended January 31, 1995 and February 3, 1996, and as of and for the periods ended November 2, 1996 and November 1, 1997 are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary to present fairly the Company's financial position, results of operations and cash flows. The financial statements for the interim periods ended November 2, 1996 and November 1, 1997 are not necessarily indicative of the results of operations for a full fiscal year.

REVENUES

     Revenues include sales from retail operations and leased departments, net of returns.

COST OF GOODS SOLD

     Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

FINANCE CHARGES

     Selling, general and administrative expenses in the statements of operations are reduced by finance charge income arising from customer accounts receivable. Finance charge revenue amounted to approximately $2,170,000, $1,794,000 and $1,785,000 in fiscal years 1995, 1996 and 1997, respectively.

PROPERTY AND EQUIPMENT, NET

     Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit

                           BELK-LINDSEY STORES, INC.

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PRE-OPENING COSTS

     Store pre-opening costs are expensed as incurred.

CASH EQUIVALENTS

     Cash equivalents include liquid investments with an original maturity of 90 days or less.

ADVERTISING

     Advertising costs are expensed as incurred and amounted to $4,525,420, $3,766,700 and $3,333,831 in fiscal years 1995, 1996 and 1997, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," during the first quarter of fiscal year 1997. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(2) ACCOUNTS RECEIVABLE, NET

     Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

     The Company provides an allowance for doubtful accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns and management judgment.

                           BELK-LINDSEY STORES, INC.

     Accounts receivable, net consists of:

                                                  FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                     1996          1997          1997
                                                  -----------   -----------   -----------
                                                  (UNAUDITED)                 (UNAUDITED)
Customer receivables............................  $14,573,345   $14,538,865   $12,189,522
Other...........................................      598,197       301,445       240,560
Less allowance for doubtful accounts............     (648,489)     (619,208)     (804,612)
                                                  -----------   -----------   -----------
Accounts receivable, net........................  $14,523,053   $14,221,102   $11,625,470
                                                  ===========   ===========   ===========

     Changes in allowance for doubtful accounts are as follows:

                                            FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                 ---------------------------------------   -------------------------
                                 JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                    1995          1996          1997          1996          1997
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Balance, beginning of period...   $ 819,128     $ 744,145     $ 648,489     $ 648,489     $ 619,208
Charged to expense.............     674,640       624,495       841,608       628,143       967,354
Net uncollectible balances
  written off..................    (749,623)     (720,151)     (870,889)     (628,143)     (781,950)
                                  ---------     ---------     ---------     ---------     ---------
Balance, end of period.........   $ 744,145     $ 648,489     $ 619,208     $ 648,489     $ 804,612
                                  =========     =========     =========     =========     =========

(3) INVESTMENTS

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values are recorded at original cost when ownership is less than 20%. Any such investments owned 20% or more but not greater than 50% are accounted for on the equity method. Investments that were previously accounted for on the cost method may become qualified for use of the equity method. The carrying amount of those investments are adjusted to reflect the investor's share of the income, losses and dividends received from the investees.

     Gains and losses on sales of securities are recognized when realized on a specific identification basis.

(4) PROPERTY AND EQUIPMENT, NET

     Details of property and equipment are as follows:

                                      ESTIMATED   FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                        LIVES         1996           1997           1997
                                      ---------   ------------   ------------   ------------
                                                  (UNAUDITED)                   (UNAUDITED)
Land................................      N/A     $      9,274   $      9,272   $      9,272
Buildings...........................    30-50       16,253,567     12,667,465     12,870,857
Furniture, fixtures and equipment...      5-7       15,667,193     13,640,363     13,831,888
Construction in progress............      N/A        1,335,954        102,511      1,409,038
                                                  ------------   ------------   ------------
                                                    33,265,988     26,419,611     28,121,055
Less accumulated depreciation and
  amortization......................               (23,208,778)   (17,069,253)   (17,708,880)
                                                  ------------   ------------   ------------
Property and equipment, net.........              $ 10,057,210   $  9,350,358   $ 10,412,175
                                                  ============   ============   ============

                           BELK-LINDSEY STORES, INC.

(5) ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                     FEBRUARY 3,    FEBRUARY 1,   NOVEMBER 1,
                                                         1996          1997          1997
                                                     ------------   -----------   -----------
                                                     (UNAUDITED)                  (UNAUDITED)
Salaries, wages and employee benefits..............   $  794,168    $  831,875    $  502,698
Rent...............................................      449,818       476,480       543,960
Taxes, other than income...........................      283,960       114,646       145,583
Interest...........................................      137,009        94,520       682,396
Other..............................................      396,756       421,432     1,199,375
                                                      ----------    ----------    ----------
                                                      $2,061,711    $1,938,953    $3,074,012
                                                      ==========    ==========    ==========

(6) BORROWINGS

     Long-term debt and capital lease obligations consist of the following:

                                                    FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                       1996          1997          1997
                                                    -----------   -----------   -----------
                                                    (UNAUDITED)                 (UNAUDITED)
Unsecured term loan agreement payable in
  installments through 2003; interest at LIBOR
  (5.65% at November 1, 1997) plus 50 basis
  points..........................................  $ 8,583,375   $       --    $       --
Capital lease agreement through 2003..............    1,525,448    1,371,408     1,243,177
                                                    -----------   ----------    ----------
                                                     10,108,823    1,371,408     1,243,177
Less current installments.........................   (1,843,795)    (170,975)     (185,068)
                                                    -----------   ----------    ----------
Long-term debt and capital lease obligations,
  excluding current installments..................  $ 8,265,028   $1,200,433    $1,058,109
                                                    ===========   ==========    ==========

     The Company has a $5,000,000 unsecured line of credit agreement, with a bank at an interest rate quoted by the bank (which historically has been approximately 80 points above LIBOR.) The amounts outstanding at February 3, 1996, February 1, 1997 and November 1, 1997 were $0, $5,000,000 and $0, respectively.

(7) LEASES

     The Company leases certain stores, warehouse facilities and equipment. The majority of these leases will expire within the next 10 years. The leases usually contain renewal options and provide for payment by the leasee of real estate taxes and other expenses, and, in certain instances, increased rentals based on percentages of sales.

                           BELK-LINDSEY STORES, INC.

     Future minimum lease payments under noncancelable leases as of February 1, 1997 were as follows:

FISCAL YEAR                                                    CAPITAL     OPERATING
-----------                                                   ----------   ----------
1998........................................................  $  304,408   $1,017,318
1999........................................................     304,408      933,704
2000........................................................     304,408      773,010
2001........................................................     304,408      671,730
2002........................................................     304,408      626,483
After 2002..................................................     304,408    3,910,478
                                                              ----------   ----------
          Total.............................................   1,826,448   $7,932,723
                                                                           ==========
Less imputed interest.......................................     455,040
                                                              ----------
Present value of minimum lease payments.....................   1,371,408
Less current portion........................................     170,975
                                                              ----------
                                                              $1,200,433
                                                              ==========

     Rental expense for all operating leases consists of the following:

                                                                FISCAL YEAR ENDED
                                                     ---------------------------------------
                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)
Buildings:
  Minimum rentals..................................  $1,723,387    $1,569,947    $1,645,099
  Contingent rentals...............................     347,848       247,903       340,302
Equipment..........................................     306,015       288,495       143,462
                                                     ----------    ----------    ----------
          Total rental expense.....................  $2,377,250    $2,106,345    $2,128,863
                                                     ==========    ==========    ==========

     Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities.

(8) INCOME TAXES

     Federal and state income tax expense (benefit) is as follows:

                                        FISCAL YEAR ENDED                  NINE MONTHS ENDED
                             ---------------------------------------   -------------------------
                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                1995          1996          1997          1996          1997
                             -----------   -----------   -----------   -----------   -----------
                             (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Current:
  Federal..................  $  (511,118)   $ 244,524    $ 5,946,708   $ 3,134,182    $201,113
  State....................           --           --        809,448     2,344,451      28,326
                             -----------    ---------    -----------   -----------    --------
                                (511,118)     244,524      6,756,156     5,478,633     229,439
Deferred:
  Federal..................     (498,853)     (23,075)       467,547     1,990,818       9,887
  State....................      (54,007)    (115,131)       257,715    (1,475,451)      6,674
                             -----------    ---------    -----------   -----------    --------
                                (552,860)    (138,206)       725,262       515,367      16,561
                             -----------    ---------    -----------   -----------    --------
Income taxes...............  $(1,063,978)   $ 106,318    $ 7,481,418   $ 5,994,000    $246,000
                             ===========    =========    ===========   ===========    ========

                           BELK-LINDSEY STORES, INC.

     A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rate of 34% for the fiscal years 1995 and 1996 and 35% for fiscal year 1997 is as follows:

                                                                FISCAL YEAR ENDED
                                                     ---------------------------------------
                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)
Income tax at the statutory federal rate...........  $  (930,378)   $264,126     $6,862,938
State income taxes, net of federal income tax
  benefit..........................................      (35,645)    (18,803)       704,328
Recovery of valuation allowance....................           --    (127,682)            --
Other..............................................      (97,955)    (11,323)       (85,848)
                                                     -----------    --------     ----------
Income taxes.......................................  $(1,063,978)   $106,318     $7,481,418
                                                     ===========    ========     ==========

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consists of:

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                              (UNAUDITED)
Deferred tax assets:
  Benefit plan costs........................................  $1,338,223    $1,334,695
  Capitalized leases........................................     354,871       328,212
  Allowance for doubtful accounts...........................     244,026       233,008
  Inventory capitalization..................................     138,667       113,310
  Tax carryovers............................................     700,997            --
  Other.....................................................     171,407       198,987
                                                              ----------    ----------
Gross deferred tax assets...................................   2,948,191     2,208,212
                                                              ----------    ----------
Deferred tax liabilities:
  Prepaid pension cost......................................     221,872       176,533
  Property and equipment....................................     299,866        29,963
  Other.....................................................          --       300,525
                                                              ----------    ----------
Gross deferred tax liabilities..............................     521,738       507,021
                                                              ----------    ----------
Net deferred tax assets.....................................  $2,426,453    $1,701,191
                                                              ==========    ==========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment.

(9) BENEFIT PLANS

     The Company participates in the Belk Pension Plan, a defined benefit multi-employer plan, that covers substantially all of the employees of the Belk companies. Pension expense allocated to the Company was $194,982, $117,487 and $141,286 for fiscal years 1995, 1996 and 1997, respectively. Because the Belk Pension Plan is a multi-employer plan, allocation of plan assets to the Company is not practical.

     The Company also participates in the Belk Employee's Group Medical Plan, that provides medical benefits to substantially all employees of the Belk companies. This Plan is "self-funded" for medical benefits through a 501(c) (9) Trust. The Company participates in the Group Life Insurance Plan that provides life insurance to its employees, and is fully insured through a contract issued by an insurance company.

                           BELK-LINDSEY STORES, INC.

Contributions by the Company under the Belk Employees' Group Medical Plan and the Group Life Insurance Plan amounted to approximately $911,000, $954,000 and $858,000 in fiscal years 1995, 1996 and 1997, respectively.

     The Company participates in the Belk Profit Sharing Plan, a contributory, defined contribution multi-employer plan that provides benefits for substantially all employees of the Belk companies. The cost of the plan generally represents 10% of profits, as defined, and amounted to $0, $52,272 and $169,268 in fiscal years 1995, 1996 and 1997, respectively.

     The Company participates in the Supplemental Executive Retirement Plan
(SERP), a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were $330,510, $312,059 and $223,441, in fiscal years 1995, 1996 and 1997, respectively. The effective discount rate used in determining the net periodic SERP cost was 8.5% for fiscal years 1995 and 1996, and 7.25% for fiscal year 1997. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

     Certain eligible employees also participate in a non-qualified Deferred Compensation Plan (DCP). Participants in the plan have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates between 9% and 15%. Total interest expense related to this plan and charged to operations was $193,635, $214,443 and $217,342, in fiscal years 1995, 1996 and 1997, respectively.

     The Company provides postretirement benefits to certain retired employees in the form of medical and life insurance premiums. The Company recorded approximately $93,000, $129,000 and $84,000 as selling, general and administrative expense in fiscal years 1995, 1996 and 1997, respectively.

(10) RELATED PARTY TRANSACTIONS

     The Belk Center, Inc. services the Company's customer accounts receivable. The Company paid The Belk Center, Inc. approximately $1,282,000, $1,208,000 and $1,071,000 during fiscal years 1995, 1996 and 1997, respectively, for these services.

     Various other selling, general, administrative and transaction processing services are provided by Belk Stores Services, Inc. ("BSS"). The Company paid BSS approximately $2,423,000, $2,304,000 and $1,598,000 during fiscal years 1995, 1996 and 1997, respectively, for these services, not including the transaction processing services. The Company paid approximately $1,575,000, $1,513,000 and $1,481,000 during fiscal years 1995, 1996 and 1997, respectively, for transaction processing fees.

     The Company had a demand deposit with an affiliated company at February 3, 1996 and February 1, 1997 of $0 and $6,000,000, respectively, which is included in cash and cash equivalents in the accompanying balance sheets.

     The Company may participate in operational, investing and financing activities with other Belk companies.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments which are short-term in nature, such as cash and cash equivalents, accounts receivable, receivables from affiliates, accounts payable, payables to affiliates, accrued expenses and line of credit, carrying values approximate fair values. The carrying values of the Company's variable rate long-term debt and capital lease obligations are reasonable estimates of fair value.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                             TITLE 36, CHAPTER 607
                                  CORPORATIONS
                                STATE OF FLORIDA

607.1301. DISSENTERS' RIGHTS; DEFINITIONS

          The following definitions apply to ss. 607.1302 and 607.1320:

          (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (3) "Shareholders' authorization date" means the date on which the shareholders vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302. RIGHT OF SHAREHOLDERS TO DISSENT

     (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (a) Consummation of a Plan of merger to which the corporation is a party:

             1. If the shareholder is entitled to vote on the merger, or

             2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including sale pursuant to court order or sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (c) A provided in s. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1. Altering or abolishing any preemptive rights attached to any of his shares;

             2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4. Reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

             5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

             6. Reducing the stated dividend preference of any of his referred shares; or

             7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment of his shares.

          (2) A shareholder dissenting from any amendment specified in paragraph
     (1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

     (3) A shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of records by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

607.1320. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

     (1)(a) If a proposed corporate action creating dissenters' rights under s.
607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

          1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

          2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under s.
607.1302 is effectuated by written consent without a meting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for his written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholder's authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action
authorized by written consent, to each shareholder excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date of shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening divided or other distribution of, or any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or shareholders revoke the authority to effect such action.

          (c) No demand or petition of the determination of fair value by a court has been made or filed within the time provided in this section; or

          (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value of such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation of the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12- month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of

30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court in plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceedings shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                   TOTAL
                                                   NET INCOME                                  SHAREHOLDERS'
                                     NET SALES      (LOSS)(1)      EBIT(2)       EBITDA(2)        EQUITY
                                    ------------   -----------   ------------   ------------   -------------
Per Shareholders' Statement.......  $ 90,167,700   $12,126,977   $ 19,985,687   $ 21,807,460    $49,538,411
Adjustments to eliminate less than
  wholly-owned subsidiaries.......            --            --             --             --             --
Less: leased sales................      (575,968)           --             --             --             --
                                    ------------   -----------   ------------   ------------    -----------
Adjusted Shareholders'
  Statement.......................  $ 89,591,732    12,126,977     19,985,687     21,807,460     49,538,411
                                    ============   -----------   ------------   ------------    -----------
Adjustments for non-operating
  items:
  Gain/loss on disposal of PP&E...                 (11,691,142)   (18,903,683)   (18,903,683)
  Gain/loss on sale of
    securities....................                          --             --             --
  Impairment loss.................                     583,897        944,116        944,116
  Equity in earnings of
    unconsolidated subsidiaries...                          --             --             --
  Gain/loss on discontinued
    operations....................                          --             --             --
  Adjustment to tax expense.......                          --             --             --
                                                   -----------   ------------   ------------
Total non-operating items.........                 (11,107,245)   (17,959,567)   (17,959,567)
                                                   -----------   ------------   ------------
Other Adjustments:
  Adjustment for dividends
    received from other Belk
    entities......................                     (61,609)       (99,617)       (99,617)            --
  Adjustment for ownership in
    other Belk entities...........                          --             --             --       (627,728)
                                                   -----------   ------------   ------------    -----------
Per Model.........................                 $   958,123   $  1,926,503   $  3,748,276    $48,910,683
                                                   ===========   ============   ============    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.......  $(10,998,522)
    Negative cash balances
       reclassified to accounts
       payable....................            43
    Receivables from affiliates,
       net........................    (8,796,716)
    Loans receivable from
       affiliates, net............      (243,214)
  Liabilities
    Notes payable.................     5,000,000
    Current installments of
       long-term debt.............            --
    Current portion of obligations
       under capital leases.......       170,975
    Payables to affiliates, net...            --
    Long-term debt, excluding
       current installments.......            --
    Obligations under capital
       leases, excluding current
       portion....................     1,200,433
    Loans payable to affiliates,
       net........................            --
                                    ------------
Net debt (cash)...................   (13,667,001)
Adjustments to eliminate less than
  wholly-owned subsidiaries.......            --
                                    ------------
Per Model.........................  $(13,667,001)
                                    ============

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 3

                           BELK-LINDSEY STORES, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 3:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                     ,1998
                                                      ---------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 3

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Albany, Georgia (the "Company"), to be held on April 16, 1998, at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 22.9234 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 160,601 shares of New Belk Class A Common Stock which will represent approximately 0.2677% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                             (4)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Albany, Georgia (the "Company") will be held on April 16, 1998, at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 22.9234 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA

                                SUPPLEMENT NO. 4

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 4 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE ALSO AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    13
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1938. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of common stock owned by other Belk companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 22.9234 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 14,400 shares of Common Stock outstanding held of record by 32 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 80.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 14,400 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each
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

class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture,
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

trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.
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

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the
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

purpose and the records the shareholder desires to inspect, (iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder
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

accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated

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

multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                    ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                  -----------   -----------   --------   ----------   ----------------
Net Sales..................  $10,009,566   $10,009,566      0.6     $1,543,206      $4,462,534
EBITDA.....................      646,880       578,919        7      1,543,206       2,509,227
EBIT.......................      336,763       268,802       10      1,543,206       1,144,814
Net Income.................      146,792        99,667       15             --       1,495,005
Book Equity................    6,063,368     5,443,676        1             --       5,443,676

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Americus,
  Ga., Inc.                    34.5790%          X        $ 2,375,853         =        $   821,546
Belk of Dawson, Ga.,
  Inc.                          5.1414%          X            862,681         =             44,354
Belk of Waycross,
  Ga., Inc.                      .1179%          X         43,828,148         =             51,673
                                                                                       -----------
Total                                                                                  $   917,573
                                                                                       ===========

Relative Operating Value of Company                                                    $ 5,443,676
Relative Operating Value of Other Companies Owned by Company                  +            917,573
                                                                                       -----------
Total Relative Value of Company                                               =        $ 6,361,249
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          1.8611%          X        $ 6,361,249         =        $   118,389
Hudson-Belk Company,
  Raleigh, NC.                   .1667%          X          6,361,249         =             10,604
Belk of Thomaston,
  Ga., Inc.                     1.6667%          X          6,361,249         =            106,023
Belk of Toccoa, Ga.,
  Inc.                         10.3056           X          6,361,249         =            655,565
Belk of Waycross,
  Ga., Inc.                    37.3472           X          6,361,249         =          2,375,749
                                                                                       -----------
Total                                                                                  $ 3,266,330
                                                                                       ===========

Total Relative Value of Company                                                        $ 6,361,249
Total Relative Value of Company Owned by Other Belk Companies                --          3,266,330
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 3,094,920
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 3,094,920             /          $1,156,226,577            =               .2677%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2677%               X         59,998,834)        /              7,006         =            22.9234


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share, dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 10.19
  Dividends(2)..............................................          1.00
  Book value per share(3)...................................        421.07
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         22.01
  Dividends(2)..............................................          5.96
  Book value per share......................................        287.00


---------------

(1) Based on 14,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 14,400 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share, New Belk pro forma combined dividends per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $11,005       $ 9,908       $10,010
Net income (loss)...........................................        263           (18)          147
Per common share
  Net income (loss)(1)......................................      18.29         (1.26)        10.19
  Dividends.................................................       2.00          3.00          1.00
  Book value(2).............................................     397.46        402.49        421.07
Total assets................................................      8,825         8,636         8,783
Shareholders' equity........................................      5,723         5,796         6,063

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $6,790        $6,983
Income (loss) from operations...............................        (7)          167

---------------

(1) Based on 14,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.
(2) Based on 14,400 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales decreased in fiscal year 1996 as a result of a change in merchandise mix, markdown policies and increased inventories as part of a plan to revise the store's overall merchandising strategy.

                            BUSINESS OF THE COMPANY


     General. The Company operates a retail department store in Albany Mall in Albany, Georgia. The Company's retail store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Bergren group office in Gainesville, Florida. The Company operates a clearance center in downtown Albany, Georgia; however, the clearance center is under contract to be sold for $575,000. The Company also owns approximately $720,000 in marketable securities.



     Facilities. The Company owns the store property and building, which contains approximately 84,000 square feet of floor area, together with an adjacent parking area. The Company also owns the downtown building currently operated as a clearance center. The Company believes the Albany Mall building is adequate to meet its current needs.


     Competition. Specific competitors in the Company's market include Gayfer's, J.C. Penney and Mansour's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....      9,660          67.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)....................................................      8,480          58.9%
H. W. McKay Belk (Director and Executive Officer) (b)(c)....      8,492          59.0%
John R. Belk (Director and Executive Officer) (b)(c)........      8,492          59.0%
Henderson Belk (Director)...................................          0              *
Sarah Belk Gambrell (Director)..............................      1,318           9.2%
Karl G. Hudson, Jr. (Director)..............................          0              *
Katherine McKay Belk (b)....................................      1,204           8.4%
Katherine Belk Morris (b)...................................      1,092           7.6%
Leroy Robinson (b)..........................................        904           6.3%
Byron L. Bergren (Executive Officer)........................          0              *
James Madden (Executive Officer)............................          0              *
Montgomery Investment Company...............................        900           6.3%
Belk of Toccoa, Ga., Inc....................................      1,484          10.3%
Belk of Waycross, Ga., Inc..................................      5,378          37.3%
Thomas M. Belk, Trustee U/A dated September 15, 1993........        904           6.3%
All Directors and Executive Officers as a group (8
  persons)..................................................     11,548          80.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Karl G. Hudson,
Jr. -- 2416 White Oak Road, Raleigh, N.C. 27609; Byron L. Bergren and James Madden -- 1312 N. Main Street, Gainesville, Florida 32601; Thomas M. Belk, Trustee U/A dated September 15, 1993, Montgomery Investment Company, Belk of Toccoa, Ga., Inc. and Belk of Waycross, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 900 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 904 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 268 shares held by Belk Enterprises, Inc., 24 shares held by Hudson-Belk Company, 240 shares held by Belk of Thomaston, Ga., Inc., 1,484 shares held by Belk of Toccoa, Ga., Inc., and 5,378 shares held by Belk of Waycross, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1998. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS

Current Assets:
  Cash and cash equivalents.................................  $   40,170    $   10,901
  Accounts receivable, net..................................   1,700,624     1,931,112
  Merchandise inventory.....................................   2,208,643     2,190,867
  Refundable income taxes...................................      29,445            --
  Deferred income taxes.....................................      57,257        33,205
  Other.....................................................     105,512        95,966
                                                              ----------    ----------
Total current assets........................................   4,141,651     4,262,051
Loans receivable from affiliates, net.......................       7,230         7,230
Investments.................................................   1,055,441     1,339,692
Property, plant and equipment, net..........................   3,371,965     3,121,759
Other noncurrent assets.....................................      60,151        52,712
                                                              ----------    ----------
                                                              $8,636,438    $8,783,444
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  375,000    $  375,000
  Accounts payable and accrued expenses.....................     450,227       479,214
  Payables to affiliates, net...............................     536,728       630,070
  Accrued income taxes......................................          --       106,476
                                                              ----------    ----------
Total current liabilities...................................   1,361,955     1,590,760
Deferred income taxes.......................................     341,920       339,354
Long-term debt, excluding current installments..............     931,250       556,250
Other noncurrent liabilities................................     205,460       233,712
                                                              ----------    ----------
Total liabilities...........................................   2,840,585     2,720,076
Shareholders' equity:
  Common stock..............................................   1,440,000     1,440,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................     330,828       465,951
  Retained earnings.........................................   4,025,025     4,157,417
                                                              ----------    ----------
Total shareholders' equity..................................   5,795,853     6,063,368
                                                              ----------    ----------
                                                              $8,636,438    $8,783,444
                                                              ==========    ==========

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                        JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                           1995          1996          1997
                                                        -----------   -----------   -----------
Total store sales.....................................  $11,365,760   $10,249,370   $10,355,774
Less: Leased Sales....................................      360,408       341,365       346,207
                                                        -----------   -----------   -----------
Net sales.............................................   11,005,352     9,908,005    10,009,567
Operating costs and expenses..........................   10,458,062     9,840,701     9,753,356
                                                        -----------   -----------   -----------
Income from operations................................      547,290        67,304       256,211
                                                        -----------   -----------   -----------
Other income (expense):
  Interest, net.......................................     (145,336)     (155,308)     (125,068)
  Dividend income.....................................        9,504        10,656        11,880
  Gain (loss) on disposal of property, plant and
     equipment........................................       (6,459)        1,574         1,722
  Miscellaneous, net..................................      (14,457)      (19,874)          712
                                                        -----------   -----------   -----------
Total other expense, net..............................     (156,748)     (162,952)     (110,754)
                                                        -----------   -----------   -----------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities............................................      390,542       (95,648)      145,457
Income tax expense (benefit)..........................      127,096       (46,780)       44,596
                                                        -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.................      263,446       (48,868)      100,861
Equity in earnings (loss) of unconsolidated entity,
  net of tax..........................................           --        30,761        45,931
                                                        -----------   -----------   -----------
Net earnings..........................................      263,446       (18,107)      146,792
Retained earnings at beginning of period..............    3,820,774     4,055,420     4,025,025
Dividends paid........................................      (28,800)      (43,200)      (14,400)
Retained earnings adjustments.........................           --        30,912            --
                                                        -----------   -----------   -----------
Retained earnings at end of period....................  $ 4,055,420   $ 4,025,025   $ 4,157,417
                                                        ===========   ===========   ===========

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996, and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

      - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

      - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

      - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. (BSS) in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

(12) RETAINED EARNINGS ADJUSTMENT

     Adjustment to Retained Earnings of the Company at February 3, 1996, is due to placing the Company's investment in Belk-Hagins Company of Americus, Ga., Inc. on the equity method of accounting.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $10,009,566    $146,792    $336,763   $646,880     $6,063,368
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $10,009,566     146,792     336,763    646,880      6,063,368
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                   (1,194)     (1,722)    (1,722)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                  (45,931)    (66,239)   (66,239)
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                  (47,125)    (67,961)   (67,961)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                       (619,692)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $ 99,667    $268,802   $578,919     $5,443,676
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (10,900)
    Negative cash balances reclassified to
      accounts payable........................           16
    Receivables from affiliates, net..........            0
    Loans receivable from affiliates, net.....       (7,230)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....      375,000
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............      630,070
    Long-term debt, excluding current
      installments............................      556,250
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................    1,543,206
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $ 1,543,206
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 4

                   BELK'S DEPARTMENT STORE OF ALBANY, GEORGIA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 4

                          BELK OF AMERICUS, GA., INC.
                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Americus, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 13.2397 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 26,268 shares of New Belk Class A Common Stock which will represent approximately 0.0438% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                                                             (5)

     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                          BELK OF AMERICUS, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF AMERICUS, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Americus, Ga., Inc. (the "Company") will be held on April 15, 1998, at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 13.2397 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                          BELK OF AMERICUS, GA., INC.

                                SUPPLEMENT NO. 5

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 5 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF AMERICUS, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1949 as Belk-Hagins Company of Americus, Ga., Inc. The Company changed its name to Belk of Americus, Ga., Inc. on June 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 13.2397 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 9,312 shares of Common Stock outstanding held of record by 15 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 92.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 20,224 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless

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otherwise provided in the certificate of incorporation or the bylaws. The New
Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT       RELATIVE
METHODOLOGY                       ACTUAL      ADJUSTED    MULTIPLE    (CASH)    OPERATING VALUES
-----------                     ----------   ----------   --------   --------   ----------------
Net Sales.....................  $3,851,382   $3,851,382     0.6      $(65,024)     $2,375,853
EBITDA........................     278,900      281,006       7       (65,024)      2,032,066
EBIT..........................     201,366      203,472      10       (65,024)      2,099,744
Net Income....................     132,830      118,785      15            --       1,781,775
Book Equity...................   1,660,457    1,660,193       1            --       1,660,193

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $2,375,853
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $2,375,853
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Albany,
  Georgia                       34.579%          X        $ 2,375,853         =        $  821,546
Belk of Dawson, Ga.,
  Inc.,                        34.3643           X          2,375,853         =           816,445
Belk of Toccoa, Ga.,
  Inc.                          9.4072           X          2,375,853         =           223,501
Belk of Dalton, Ga.,
  Inc.                           .3436           X          2,375,853         =             8,163
                                                                                       ----------
Total                                                                                  $1,869,655
                                                                                       ==========

Total Relative Value of Company                                                        $2,375,853
Total Relative Value of Company Owned by Other Belk Companies                 -         1,869,655
                                                                                       ----------
Net Relative Value of Company                                                 =        $  506,198
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
          $506,198               /          $1,156,226,577            =               .0438%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON            APPLICABLE EXCHANGE
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                       RATIO
   (.0438%               X         59,998,834)        /              1,984         =            13.2397


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 14.26
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        178.31
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         12.71
  Dividends(2)..............................................          3.44
  Book value per share......................................        165.76


---------------

(1) Based on 9,312 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 9,312 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 3,820       $ 3,801       $ 3,851
Net income..................................................        177            89           133
Per common share
  Net income (loss)(1)......................................      22.96          9.55         14.26
  Dividends.................................................         --            --            --
  Book value(2).............................................     154.50        164.05        178.31
Total assets................................................      1,954         1,864         2,024
Shareholders' equity........................................      1,439         1,528         1,660

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $2,718        $2,584
Income from operations......................................       119            94

---------------


(1) Based on 9,312 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 9,312 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates one retail department store in Perlis Plaza in Americus, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Macon, Georgia.

     Facilities. The Company leases its store building, which contains approximately 43,000 square feet of floor area. The current term of the lease expires in 2003. The Company believes its store building is adequate to meet its current needs.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....     8,304           89.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)....................................................     7,936           85.2%
H. W. McKay Belk (Director and Executive Officer) (a)(c)....     7,936           85.2%
John R. Belk (Director and Executive Officer) (a)(c)........     7,936           85.2%
Henderson Belk (Director) (b)...............................       160            1.7%
Sarah Belk Gambrell (Director) (b)..........................       464            5.0%
Leroy Robinson (Director) (a)...............................       608            6.5%
Katherine McKay Belk (a)....................................       608            6.5%
Katherine Belk Morris (a)...................................       608            6.5%
William M. Matthews, V (Executive Officer)..................         0               *
Belk of Dawson, Ga., Inc....................................     3,200           34.4%
Belk's Department Store of Albany, Ga., Inc.................     3,220           34.6%
Belk's of Toccoa, Ga., Inc..................................       876            9.4%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       608            6.5%
All Directors and Executive Officers as a group (8
  persons)..................................................     8,608           92.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk, and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; William M. Matthews,
V -- 3661 Eisenhower Parkway, Macon, Ga. 31206; Belk of Dawson, Ga., Inc., Belk's Department Store of Albany, Ga., Inc. Belk of Toccoa, Ga., Inc. and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 608 shares held by Thomas M. Belk, Trustee, U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 160 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W.H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 3,220 shares held by Belk's Department Store of Albany, Georgia, 32 shares held by Belk of Dalton, Ga., Inc., 3,200 shares held by Belk of Dawson, Ga., Inc. and 876 shares held by Belk of Toccoa, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

                          BELK OF AMERICUS, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   50,261    $  150,499
  Accounts receivable, net..................................     515,017       568,810
  Merchandise inventory.....................................     728,021       808,354
  Deferred income taxes.....................................          --        20,854
  Other.....................................................      45,901        41,780
                                                              ----------    ----------
Total current assets........................................   1,339,200     1,590,297
Investments.................................................         264           264
Property, plant and equipment, net..........................     292,604       221,687
Deferred income taxes.......................................     219,669       201,887
Other noncurrent assets.....................................      11,900         9,829
                                                              ----------    ----------
                                                              $1,863,637    $2,023,964
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  157,292    $  211,800
  Payables to affiliates, net...............................     110,442        85,475
  Deferred income taxes.....................................       9,043            --
  Accrued income taxes......................................      30,742        34,398
                                                              ----------    ----------
Total current liabilities...................................     307,519       331,673
Other noncurrent liabilities................................      28,491        31,834
                                                              ----------    ----------
Total liabilities...........................................     336,010       363,507
Shareholders' equity:
  Common stock..............................................     931,200       931,200
  Additional paid in capital................................     115,808       115,808
  Retained earnings.........................................     480,619       613,449
                                                              ----------    ----------
Total shareholders' equity..................................   1,527,627     1,660,457
                                                              ----------    ----------
                                                              $1,863,637    $2,023,964
                                                              ==========    ==========

                          BELK OF AMERICUS, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $3,819,822    $3,800,658    $3,851,382
Operating costs and expenses...............................   3,659,579     3,649,783     3,652,478
                                                             ----------    ----------    ----------
Income from operations.....................................     160,243       150,875       198,904
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (45,560)      (32,406)      (26,121)
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --            --        (2,106)
  Miscellaneous, net.......................................        (236)        3,266         4,569
                                                             ----------    ----------    ----------
Total other expense, net...................................     (45,796)      (29,140)      (23,658)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     114,447       121,735       175,246
Income tax expense (benefit)...............................     (62,627)       32,776        42,416
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     177,074        88,959       132,830
                                                             ----------    ----------    ----------
Net earnings...............................................     177,074        88,959       132,830
Retained earnings at beginning of period...................     214,586       391,660       480,619
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  391,660    $  480,619    $  613,449
                                                             ==========    ==========    ==========

                          BELK OF AMERICUS, GA., INC.



  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                          BELK OF AMERICUS, GA., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                          BELK OF AMERICUS, GA., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $3,851,382    $132,830    $201,366   $278,900     $1,660,457
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $3,851,382     132,830     201,366    278,900      1,660,457
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                   1,411       2,106      2,106
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                 (15,456)         --         --             --
                                                               --------    --------   --------
Total non-operating items......................                 (14,045)      2,106      2,106
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (264)
                                                               --------    --------   --------     ----------
Per Model......................................                $118,785    $203,472   $281,006     $1,660,193
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (150,499)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................      85,475
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     (65,024)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  (65,024)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 5

                          BELK OF AMERICUS, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                     ,1998
                                                        -------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 5

                           BELK OF ATHENS, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Athens, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 57.4570 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 292,858 shares of New Belk Class A Common Stock which will represent approximately 0.4881% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                             (6)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                           BELK OF ATHENS, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF ATHENS, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Athens, Ga., Inc. (the "Company") will be held on April 15, 1998, at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 57.4570 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           BELK OF ATHENS, GA., INC.

                                SUPPLEMENT NO. 6

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 6 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF ATHENS, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

                                  THE COMPANY


     The Company was incorporated as a Georgia corporation in 1930 as Gallant-Belk Company, Athens, Georgia. The Company changed its name to Belk of Athens, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 57.4570 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 12,906 shares of Common Stock outstanding held of record by 62 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 78.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 12,952 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company at any time requires a vote of two-thirds of its shares outstanding at the time.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles specify that an amendment of the Company Articles in either substance or form requires a vote of the majority of its shares outstanding at the time.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                             NET DEBT       RELATIVE
METHODOLOGY                             ACTUAL       ADJUSTED     MULTIPLE    (CASH)    OPERATING VALUES
-----------                           -----------   -----------   --------   --------   ----------------
Net Sales...........................  $15,328,996   $15,328,996     0.6      $(18,702)     $9,216,100
EBITDA..............................    1,193,872     1,190,519       7       (18,702)      8,352,335
EBIT................................      726,392       723,039      10       (18,702)      7,249,092
Net Income..........................      442,157       440,030      15            --       6,600,450
Book Equity.........................    8,821,331     5,995,445       1            --       5,995,445

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Canton, Ga.,
  Inc.                          1.3458%          X        $ 2,207,655         =        $    29,711
Belk of Dalton, Ga.,
  Inc.                           .6292%          X          8,605,064         =             54,143
Belk of LaGrange,
  Ga., Inc.                     6.3399%          X         25,267,594         =          1,601,940
Belk of
  Lawrenceville, Ga.,
  Inc.                           .5766%          X          6,024,824         =             34,739
Belk of Monroe, Ga.,
  Inc.                           .1326%          X          1,961,637         =              2,601
Belk of Thomaston,
  Ga., Inc.                    11.0555%          X         30,309,289         =          3,350,843
                                                                                       -----------
Total                                                                                  $ 5,073,978
                                                                                       ===========

Relative Operating Value of Company                                                    $ 9,216,100
Relative Operating Value of Other Companies Owned by Company                  +          5,073,978
                                                                                       -----------
Total Relative Value of Company                                               =        $14,290,078
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company
  of Anderson, SC              48.0552%          X        $14,290,078         =        $ 6,867,125
Belk Enterprise, Inc.            .9918%          X         14,290,078         =            141,729
Belk of Dalton, Ga.,
  Inc.                           .2944%          X         14,290,078         =             42,070
Belk of LaGrange,
  Ga., Inc.                     9.1895           X         14,290,078         =          1,313,187
Belk of Thomaston,
  Ga., Inc.                      .2402%          X         14,290,078         =             34,325
Belk of Toccoa, Ga.,
  Inc.                          1.7356           X         14,290,078         =            248,019
                                                                                       -----------
Total                                                                                  $ 8,646,454
                                                                                       ===========

Total Relative Value of Company                                                        $14,290,078

Total Relative Value of Company Owned by Other Belk Companies                 -          8,646,454
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 5,643,623
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 5,643,623             /          $1,156,226,577            =               .4881%

     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4881%               X         59,998,834)        /              5,097         =            57.4570


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 34.26
  Dividends(2)..............................................         12.50
  Book value per share(3)...................................        683.51
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         55.16
  Dividends(2)..............................................         14.94
  Book value per share......................................        719.36


---------------

(1) Based on 12,906 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 12,906 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $14,886       $14,393       $15,329
Net income..................................................        517           476           442
Per common share
  Net income (loss)(1)......................................      40.04         36.86         34.26
  Dividends.................................................      10.00         12.50         12.50
  Book value(2).............................................     637.39        661.75        683.51
Total assets................................................      9.803         9.982        10,892
Shareholders' equity........................................      8,226         8,540         8,821

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $10,304       $10,689
Income from operations......................................        310           446

---------------


(1) Based on 12,906 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 12,906 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Other expense, net increased in fiscal year 1997 as a result of increased interest expense incurred on additional borrowings used to fund the purchase of stock in other Belk companies.

                            BUSINESS OF THE COMPANY

     General. The Company operates one retail department store in Georgia Square Mall in Athens, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 119,000 square feet of floor area. The current term of the lease expires in 2007. The Company believes its store building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Macy's, Penney and Sears.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      9,665          74.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(f)(g)..............................................      8,421          65.2%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(f)(h)..............................................      8,442          65.4%
John R. Belk (Director and Executive Officer)
  (b)(c)(f)(i)..............................................      8,449          65.5%
Henderson Belk (Director) (d)(e)............................        424           3.3%
Sarah Belk Gambrell (d)(e)..................................      1,328          10.3%
Leroy Robinson (Director) (b)(c)............................        480           3.7%
Robert K. Kerr, Jr. (Director and Executive Officer)........          8              *
Sarah Gambrell Knight.......................................        872           6.8%
Gallant-Belk Company........................................      6,202          48.1%
Belk of LaGrange, Ga., Inc. ................................      1,186           9.2%
All Directors and Executive Officers as a group (7
  persons)..................................................     10,118          78.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Gallant-Belk Company and Belk of LaGrange, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Represented by 28 shares held by Claudia W. Belk, Tr. U/A f/b/o Mary Claudia Belk. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(b) Includes 176 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

(c) Includes 304 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 400 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, and W.
     H. Belk, Jr. and Irwin Belk.

(e)  Includes 24 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 128 shares held by Belk Enterprises, Inc., 6,202 shares held by Gallant-Belk Company, 38 shares held by Belk of Dalton, Ga., Inc., 1,186 shares held by Belk of LaGrange, Ga., Inc., 31 shares held by Belk of Thomaston, Ga., Inc., and 224 shares held by Belk of Toccoa, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(g) Includes 20 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(h) Includes 5 shares held by H. W. McKay Belk as custodian for his minor children.

(i) Includes 15 shares held by John R. Belk as custodian for his minor children.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                           BELK OF ATHENS, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  166,904    $   200,587
  Accounts receivable, net..................................   2,094,224      2,561,228
  Merchandise inventory.....................................   2,891,753      3,134,922
  Receivable from affiliates, net...........................     870,067        618,114
  Refundable income taxes...................................      15,799         10,695
  Deferred income taxes.....................................      33,566             --
  Other.....................................................     147,514        113,770
                                                              ----------    -----------
Total current assets........................................   6,219,827      6,639,316
Loans receivable from affiliates, net.......................   1,800,000             --
Investments.................................................     192,424      2,825,886
Property, plant and equipment, net..........................   1,650,459      1,271,881
Deferred income taxes.......................................          --         35,872
Other noncurrent assets.....................................     119,517        118,583
                                                              ----------    -----------
                                                              $9,982,227    $10,891,538
                                                              ==========    ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  942,280    $   809,871
  Deferred income taxes.....................................          --          1,699
  Accrued income taxes......................................      77,126         40,329
                                                              ----------    -----------
Total current liabilities...................................   1,019,406        851,899
Deferred income taxes.......................................      26,579             --
Loans payable to affiliates, net............................          --        800,000
Other noncurrent liabilities................................     395,743        418,308
                                                              ----------    -----------
Total liabilities...........................................   1,441,728      2,070,207
Shareholders' equity:
  Common stock..............................................   1,290,600      1,290,600
  Additional paid in capital................................       4,302          4,302
  Retained earnings.........................................   7,245,597      7,526,429
                                                              ----------    -----------
Total shareholders' equity..................................   8,540,499      8,821,331
                                                              ----------    -----------
                                                              $9,982,227    $10,891,538
                                                              ==========    ===========

                           BELK OF ATHENS, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $15,078,600   $14,620,971   $15,541,900
Less: Leased Sales......................................      192,112       227,905       212,904
                                                          -----------   -----------   -----------
Net sales...............................................   14,886,488    14,393,066    15,328,996
Operating costs and expenses............................   14,029,429    13,742,731    14,601,494
                                                          -----------   -----------   -----------
Income from operations..................................      857,059       650,335       727,502
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................       53,578       111,655       (29,350)
  Dividend income.......................................        1,584         2,089         3,146
  Gain (loss) on disposal of property, plant and
     equipment..........................................         (402)         (630)          207
  Miscellaneous, net....................................      (35,981)       (1,855)       (4,463)
                                                          -----------   -----------   -----------
Total other expense, net................................       18,779       111,259       (30,460)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      875,838       761,594       697,042
Income tax expense (benefit)............................      359,103       285,904       254,885
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      516,735       475,690       442,157
                                                          -----------   -----------   -----------
Net earnings............................................      516,735       475,690       442,157
Retained earnings at beginning of period................    6,543,557     6,931,232     7,245,597
Dividends paid..........................................     (129,060)     (161,325)     (161,325)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 6,931,232   $ 7,245,597   $ 7,526,429
                                                          ===========   ===========   ===========

                           BELK OF ATHENS, GA., INC.


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                           BELK OF ATHENS, GA., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                           BELK OF ATHENS, GA., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $15,328,996    $442,157    $726,392   $1,193,872    $8,821,331
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --          --             --
                                                -----------    --------    --------   ----------    ----------
Adjusted Shareholders' Statement..............  $15,328,996     442,157     726,392   1,193,872      8,821,331
                                                ===========    --------    --------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                     (131)       (207)       (207)
  Gain/loss on sale of securities.............                       --          --          --
  Impairment loss.............................                       --          --          --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --          --
  Gain/loss on discontinued operations........                       --          --          --
  Adjustment to tax expense...................                       --          --          --             --
                                                               --------    --------   ----------
Total non-operating items.....................                     (131)       (207)       (207)
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                   (1,996)     (3,146)     (3,146)
  Adjustment for ownership in other Belk
    entities..................................                                                      (2,825,886)
                                                               --------    --------   ----------    ----------
Per Model.....................................                 $440,030    $723,039   $1,190,519    $5,995,445
                                                               ========    ========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (200,588)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (618,114)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........      800,000
                                                -----------
Net debt (cash)...............................      (18,702)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $   (18,702)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 6

                           BELK OF ATHENS, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 6

                   BELK-SIMPSON CO. OF BAINBRIDGE, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Co. of Bainbridge, Ga., Inc. (the "Company"), to be held on April 16, 1998, at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 51.9882 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 126,435 shares of New Belk Class A Common Stock which will represent approximately 0.2107% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                             (7)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                   BELK-SIMPSON CO. OF BAINBRIDGE, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON CO. OF BAINBRIDGE, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Co. of Bainbridge, Ga., Inc. (the "Company") will be held on April 16, 1998, at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 51.9882 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                   BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC.

                                SUPPLEMENT NO. 7

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 7 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1950. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.


     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.

     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 51.9882 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 7,200 shares of Common Stock outstanding held of record by 27 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 74.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan") who is the owner of 210 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 7,200 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.


     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.


     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.


     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose; and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE    (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ---------   ----------------
Net Sales....................  $3,638,258   $3,638,258      0.6     $(482,116)     $2,665,071
EBITDA.......................     343,141      342,743        7      (482,116)      2,881,317
EBIT.........................     312,855      312,456       10      (482,116)      3,606,676
Net Income...................     196,727      196,480       15            --       2,947,200
Book Equity..................   1,744,365    1,744,092        1            --       1,744,092

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 3,606,676
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 3,606,676
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                            16.0%          X        $ 3,606,676         =        $   577,068
Belk of Toccoa, Ga.,
  Inc.                          5.3333           X          3,606,676         =            192,355
Belk of Waycross,
  Ga., Inc.                    11.1111           X          3,606,676         =            400,741
                                                                                       -----------
Total                                                                                  $ 1,170,164
                                                                                       ===========

Total Relative Value of Company                                                        $ 3,606,676
Total Relative Value of Company Owned by Other Belk Companies                 -          1,170,164
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 2,436,512
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 2,436,512             /          $1,156,226,577            =               .2107%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2107%               X         59,998,834)        /              2,432         =            51.9882


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 54.65
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        484.55
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         49.91
  Dividends(2)..............................................         13.52
  Book value per share......................................        650.89


---------------

(1) Based on 3,600 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,600 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 3,558       $ 3,612       $ 3,638
Net income..................................................        125           127           197
Per common share
  Net income (loss)(1)......................................      34.83         35.15         54.65
  Dividends.................................................      15.00         15.00         15.00
  Book value(2).............................................     424.75        444.90        484.55
Total assets................................................      1,826         1,876         2,108
Shareholders' equity........................................      1,529         1,602         1,744

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $2,440        $2,752
Income from operations......................................       182           258

---------------


(1) Based on 3,600 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,600 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The information which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales increased for the nine months ended November 1, 1997 due to changes in the merchandise mix, including adding new higher volume lines and improving ladies ready-to-wear.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Bainbridge Mall in Bainbridge, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Bergren group office in Gainesville, Florida.

     Facilities. The Company leases its store building, which contains approximately 45,000 square feet of floor area. The current term of the lease expires in 2003. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include K-Mart, Wal-Mart and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     1,556           43.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(d)....................................................     1,312           36.4%
H. W. McKay Belk (Director and Executive Officer) (a)(d)....     1,312           36.4%
John R. Belk (Director and Executive Officer) (a)(d)........     1,312           36.4%
Henderson Belk (Director) (b)(c)............................        80            2.2%
Sarah Belk Gambrell (Director) (b)(c).......................       464           12.9%
John A. Kuhne (Director) (e)................................       570           15.8%
Lucy Simpson Kuhne (f)......................................       930           25.8%
Mary E. S. Hanahan..........................................       210            5.8%
Kate Simpson (f)............................................       420           11.7%
Claire E. Russo (f).........................................       360           10.0%
Byron L. Bergren (Executive Officer)........................         0               *
James Madden (Executive Officer)............................         0               *
Belk Enterprises, Inc.......................................       576           16.0%
Belk of Toccoa, Ga., Inc....................................       192            5.3%
Belk of Waycross, Ga., Inc..................................       400           11.1%
Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne,
  and Hazel Claire M. Efird as Personal Representative of
  The Estate of William Henry Belk Simpson, Deceased........       360           10.0%
All Directors and Executive Officers as a group (9
  persons)..................................................     2,690           74.7%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy Simpson Kuhne, and Claire E. Russo -- 14 South Main Street, Greenville, S.C. 29601; Kate Simpson and Lucy Caroline Bowden Simpson Kuhne, and Hazel Claire M. Efird as Personal Representative of the Estate of William Henry Belk Simpson, Deceased -- P.O. Box 17433, Greenville, S.C. 29601; Mary E. S. Hanahan -- P.O. Box 1294, Charleston, S.C. 29402; Byron L. Bergren and James Madden -- 1312 N. Main Street, Gainesville, Fla. 32601; Belk Enterprises, Inc., Belk of Toccoa, Ga., Inc. and Belk of Waycross, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 84 shares held by Thomas M. Belk, Trustee u/a dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

(b) Includes 60 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 20 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 576 shares held by Belk Enterprises, Inc., 192 shares held by Belk of Toccoa, Ga., Inc. and 400 shares held by Belk of Waycross, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(e) Includes 570 shares held by John A. Kuhne's wife, Lucy Simpson Kuhne.


(f) Includes 360 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

                   BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   40,596    $   42,010
  Accounts receivable, net..................................     572,646       693,915
  Merchandise inventory.....................................     622,148       745,512
  Receivable from affiliates, net...........................     403,897       440,106
  Refundable income taxes...................................      18,949            --
  Deferred income taxes.....................................       7,223         2,781
  Other.....................................................      33,309        26,230
                                                              ----------    ----------
Total current assets........................................   1,698,768     1,950,554
Investments.................................................         273           273
Property, plant and equipment, net..........................     159,224       137,987
Other noncurrent assets.....................................      17,929        19,143
                                                              ----------    ----------
                                                              $1,876,194    $2,107,957
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  227,259    $  258,880
  Accrued income taxes......................................          --        62,621
                                                              ----------    ----------
Total current liabilities...................................     227,259       321,501
Deferred income taxes.......................................      19,617        14,672
Other noncurrent liabilities................................      27,680        27,419
                                                              ----------    ----------
Total liabilities...........................................     274,556       363,592
Shareholders' equity:
  Common stock..............................................     360,000       360,000
  Retained earnings.........................................   1,241,638     1,384,365
                                                              ----------    ----------
Total shareholders' equity..................................   1,601,638     1,744,365
                                                              ----------    ----------
                                                              $1,876,194    $2,107,957
                                                              ==========    ==========

                   BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Total store sales..........................................   3,558,458     3,611,604     3,649,518
Less: Leased Sales.........................................          --            --        11,260
                                                             ----------    ----------    ----------
Net sales..................................................   3,558,458     3,611,604     3,638,258
Operating costs and expenses...............................   3,358,423     3,433,400     3,329,188
                                                             ----------    ----------    ----------
Income from operations.....................................     200,035       178,204       309,070
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................       5,855        15,231         3,710
  Gain (loss) on disposal of property, plant and
     equipment.............................................      (1,245)          450           398
  Miscellaneous, net.......................................      (5,695)       (2,463)        3,387
                                                             ----------    ----------    ----------
Total other expense, net...................................      (1,085)       13,218         7,495
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     198,950       191,422       316,565
Income tax expense (benefit)...............................      73,561        64,877       119,838
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     125,389       126,545       196,727
                                                             ----------    ----------    ----------
Net earnings...............................................     125,389       126,545       196,727
Retained earnings at beginning of period...................   1,097,704     1,169,093     1,241,638
Dividends paid.............................................     (54,000)      (54,000)      (54,000)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,169,093    $1,241,638    $1,384,365
                                                             ==========    ==========    ==========

                   BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC.


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995, ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                   BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                   BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $3,638,258    $196,727    $312,854   $343,141     $1,744,365
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $3,638,258     196,727     312,854    343,141      1,744,365
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                    (247)       (398)      (398)
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --
                                                               --------    --------   --------
Total non-operating items......................                    (247)       (398)      (398)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (273)
                                                               --------    --------   --------     ----------
Per Model......................................                $196,480    $312,456   $342,743     $1,744,092
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (42,010)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (440,106)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (482,116)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (482,116)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 7

                   BELK-SIMPSON CO., OF BAINBRIDGE, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 7

                           BELK OF CANTON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Canton, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 29.6482 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 56,628 shares of New Belk Class A Common Stock which will represent approximately 0.0944% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                             (8)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                           BELK OF CANTON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF CANTON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Canton, Ga., Inc. (the "Company") will be held on April 15, 1998, at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 29.6482 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           BELK OF CANTON, GA., INC.

                                SUPPLEMENT NO. 8

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 8 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF CANTON, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                       THE COMPANY


     The Company was incorporated as a Georgia corporation in 1934. The Company changed its name from Gallant-Belk Co. of Winder, Ga., Inc. to Belk of Canton, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 29.6482 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,864 shares of Common Stock outstanding held of record by 24 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 75.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks associated with the Company's relocation of its former store in Winder to Canton, Georgia, where Belk has no history of store operations. There is no assurance that the new Canton store will meet its financial projections. If the new Canton store does not meet these projections, the financial condition and results of operations of the Company may be adversely affected. The Merger would enable the Company to share with New Belk the risk of relocating the Winder store to Canton.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,048 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or one or more series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only be a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment

(which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT         RELATIVE
METHODOLOGY                     ACTUAL      ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------                     ------      --------    --------    --------     ----------------
Net Sales...................  $1,843,637   $1,843,637     0.6      $(1,101,473)     $2,207,655
EBITDA......................      74,753       74,753       7       (1,101,473)      1,624,744
EBIT........................      64,350       64,350      10       (1,101,473)      1,744,973
Net Income..................      84,035       84,035      15               --       1,260,525
Book Equity.................   1,726,756    1,726,336       1               --       1,726,336

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $ 2,207,655
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 2,207,655
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk
  Company --
  Anderson, S.C.                6.9011%          X        $ 2,207,655         =        $   152,353
Belk of Athens, Ga.,
  Inc.                          1.3458%          X          2,207,655         =             29,711
Belk Brothers Company          14.2340%          X          2,207,655         =            314,238
Belk Enterprises,
  Inc.                         24.6718%          X          2,207,655         =            544,668
Belk of Dalton, Ga.,
  Inc.                          2.1739%          X          2,207,655         =             47,992
Belk of Thomaston,
  Ga., Inc.                     1.2422%          X          2,207,655         =             27,423
                                                                                       -----------
Total                                                                                  $ 1,116,385
                                                                                       ===========

Total Relative Value of Company                                                        $ 2,207,655
Total Relative Value of Company Owned by Other Belk Companies                 -          1,116,385
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,091,270
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 1,091,270             /          $1,156,226,577            =               .0944%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0944%               X         59,998,834)        /              1,910         =            29.6482


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 21.75
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        446.88
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         28.46
  Dividends(2)..............................................          7.71
  Book value per share......................................        371.20


---------------

(1) Based on 3,864 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,864 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 1,994       $ 1,902       $ 1,844
Net income..................................................         92            69            84
Per common share
  Net income (loss)(1)......................................      23.72         17.77         21.75
  Dividends.................................................      15.00         15.00         15.00
  Book value(2).............................................     437.37        440.14        446.88
Total assets................................................      1,897         1,869         1,898
Shareholders' equity........................................      1,690         1,701         1,727

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,245        $1,058
Income (loss) from operations...............................        (1)           44

---------------


(1) Based on 3,864 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,864 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY


     General. The Company operates a retail department store in Riverstone Plaza in Canton, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The Company recently closed its store in Winder, Georgia to open the new store in Canton, Georgia. The Company closed the Winder store in December 1997 because the facility was outmoded and the Company determined that the prospects for long-term growth of the store's business were poor. The Company determined that opening a store in Canton would provide more opportunity for the long-term growth of the Company's business. The Company did not incur any obligations in connection with closing the Winder store. The Canton store is a full-line retail department store that carries nearly twice the merchandise inventory that was available in the much smaller former store in Winder. The store is managed out of the Kerr group office in Norcross, Georgia.


     Facilities. The Company leases the Canton store building, which contains approximately 60,000 square feet of floor area. The current term of the lease expires in 2018. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's markets include Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................      2,774          71.8%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e).................................................      2,326          60.2%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e).................................................      2,326          60.2%
John R. Belk (Director and Executive Officer) (b)(d)(e).....      2,286          59.2%
Henderson Belk (Director) (c)...............................          4              *
Sarah Belk Gambrell (c).....................................        566          14.6%
Leroy Robinson (Director) (b)...............................        312           8.1%
Katherine McKay Belk (b)....................................        312           8.1%
Katherine Belk Morris (b)...................................        372           9.6%
Robert K. Kerr, Jr. (Director and Executive Officer)........          0              *
Gallant-Belk Company........................................     266.67           6.9%
Belk Enterprises, Inc. .....................................     953.33          24.7%
J.V. Properties.............................................     550.00          14.2%
Montgomery Investment Company...............................     236.00           6.1%
Thomas M. Belk, Trustee U/A dated September 15, 1993........        312           8.1%
All Directors and Executive Officers as a group (7
  persons)..................................................      2,914          75.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Gallant-Belk Company, Belk Enterprises, Inc., J.V. Properties, Montgomery Investment Company and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 236 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 312 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 4 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

(d) Includes 266.67 shares held by Gallant-Belk Company, 52.00 shares held by Belk of Athens, Ga., Inc., 84.00 shares held by Belk of Dalton, Ga., Inc.,
     953.33 shares held by Belk Enterprises, Inc., and 48.00 shares held by Belk of Thomaston, Ga., Inc. which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 550 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                           BELK OF CANTON, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   25,512    $   25,059
  Accounts receivable, net..................................     236,685       283,443
  Merchandise inventory.....................................     471,906       446,814
  Receivable from affiliates, net...........................     117,482       126,416
  Refundable income taxes...................................       1,618            --
  Deferred income taxes.....................................       3,573            --
  Other.....................................................      18,985        18,685
                                                              ----------    ----------
Total current assets........................................     875,761       900,417
Loans receivable from affiliates, net.......................     950,000       950,000
Investments.................................................         421           421
Property, plant and equipment, net..........................      27,237        32,328
Deferred income taxes.......................................          --           638
Other noncurrent assets.....................................      15,208        14,323
                                                              ----------    ----------
                                                              $1,868,627    $1,898,127
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  129,187    $  119,664
  Deferred income taxes.....................................          --         2,850
  Accrued income taxes......................................       5,135        16,906
                                                              ----------    ----------
Total current liabilities...................................     134,322       139,420
Deferred income taxes.......................................       1,198            --
Other noncurrent liabilities................................      32,425        31,950
                                                              ----------    ----------
Total liabilities...........................................     167,945       171,370
Shareholders' equity:
  Common stock..............................................     386,400       386,400
  Additional paid in capital................................       1,236         1,236
  Retained earnings.........................................   1,313,046     1,339,121
                                                              ----------    ----------
Total shareholders' equity..................................   1,700,682     1,726,757
                                                              ----------    ----------
                                                              $1,868,627    $1,898,127
                                                              ==========    ==========

                           BELK OF CANTON, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $1,993,948    $1,902,138    $1,843,637
Operating costs and expenses...............................   1,905,398     1,861,142     1,779,628
                                                             ----------    ----------    ----------
Income from operations.....................................      88,550        40,996        64,009
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      44,929        56,357        49,242
  Miscellaneous, net.......................................      (2,300)          663           341
                                                             ----------    ----------    ----------
Total other expense, net...................................      42,629        57,020        49,583
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     131,179        98,016       113,592
Income tax expense (benefit)...............................      39,521        29,369        29,557
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      91,658        68,647        84,035
                                                             ----------    ----------    ----------
Net earnings...............................................      91,658        68,647        84,035
Retained earnings at beginning of period...................   1,268,661     1,302,359     1,313,046
Dividends paid.............................................     (57,960)      (57,960)      (57,960)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,302,359    $1,313,046    $1,339,121
                                                             ==========    ==========    ==========

                           BELK OF CANTON, GA., INC.


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                           BELK OF CANTON, GA., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                           BELK OF CANTON, GA., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                -----------   ----------   -------   ---------   -------------
Per Shareholders' Statement...................  $ 1,843,637    $84,035     $64,350    $74,753     $1,726,756
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --         --         --          --             --
                                                -----------    -------     -------    -------     ----------
Adjusted Shareholders' Statement..............  $ 1,843,637     84,035     64,350      74,753      1,726,756
                                                ===========    -------     -------    -------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                      --         --          --
  Gain/loss on sale of securities.............                      --         --          --
  Impairment loss.............................                      --         --          --
  Equity in earnings of unconsolidated
    subsidiaries..............................                      --         --          --
  Gain/loss on discontinued operations........                      --         --          --
  Adjustment to tax expense...................                      --         --          --             --
                                                               -------     -------    -------
Total non-operating items.....................                      --         --          --
                                                               -------     -------    -------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                      --         --          --
  Adjustment for ownership in other Belk
    entities..................................                                                          (421)
                                                               -------     -------    -------     ----------
Per Model.....................................                 $84,035     $64,350    $74,753     $1,726,335
                                                               =======     =======    =======     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (25,057)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (126,416)
    Loans receivable from affiliates, net.....     (950,000)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,101,473)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,101,473)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 8

                           BELK OF CANTON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 8

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Rhodes Company of Carrollton, Ga. (the "Company"), to be held on April 15, 1998, at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 31.6405 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 397,911 shares of New Belk Class A Common Stock which will represent approximately 0.6632% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                             (9)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-RHODES COMPANY, OF CARROLLTON, GA.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Rhodes Company, of Carrollton, Ga. (the "Company") will be held on April 15, 1998, at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 31.6405 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.

                                SUPPLEMENT NO. 9

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 9 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-RHODES COMPANY, OF CARROLLTON, GA. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   13
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1946. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 31.6405 shares (the "Exchange Ratio") of Class A common stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 17,280 shares of Common Stock outstanding held of record by 33 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 63.6% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 34,560 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect, (iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder
accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT        RELATIVE
METHODOLOGY                 ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                 ------       --------     --------    --------    ----------------
Net Sales...............  $8,826,624    $8,826,624      0.6       $(928,220)    $ 6,224,194
EBITDA..................   1,012,243     1,013,690        7        (928,220)      8,024,050
EBIT....................     959,357       960,804       10        (928,220)     10,536,260
Net Income..............     677,506       678,415       15              --      10,176,225
Book Equity.............   5,294,027     5,293,769        1              --       5,293,769

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $10,536,260
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $10,536,260
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Batesburg,
  S.C., Inc.                     .2315%          X        $10,536,260         =        $    24,391
Belk of Dalton, Ga.,
  Inc.                          15.787%          X         10,536,260         =          1,663,359
Belk Rhodes Company
  (Rome, Georgia)              11.2037%          X         10,536,260         =          1,180,451
                                                                                       -----------
Total                                                                                  $ 2,868,202
                                                                                       ===========

Total Relative Value of Company                                                        $10,536,260
Total Relative Value of Company Owned by Other Belk Companies                 -          2,868,202
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 7,668,058
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 7,668,058             /          $1,156,226,577            =               .6632%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.6632%               X         59,998,834)        /             12,576         =            31.6405


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 39.21
  Dividends(2)..............................................         12.50
  Book value per share(3)...................................        306.37
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         30.37
  Dividends(2)..............................................          8.23
  Book value per share......................................        396.14


---------------

(1) Based on 17,280 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 17,280 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $8,269        $8,260        $8,827
Net income..................................................       601           612           678
Per common share
  Net income (loss)(1)......................................     34.76         35.42         39.21
  Dividends.................................................     10.00         12.50         12.50
  Book value(2).............................................    256.74        279.66        306.37
Total assets................................................     5,419         5,562         6,127
Shareholders' equity........................................     4,436         4,833         5,294

                                ---------------

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                  1996           1997
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................     $6,015         $6,500
Income from operations......................................        532            248

---------------


(1) Based on 17,280 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 17,280 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in McIntosh Plaza in Carrollton, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     The Company closed its store at First Tuesday Mall in Carrollton in 1997 and opened its store at McIntosh Plaza. The Company has continuing monthly lease obligations of $10,816 until October 1998 on the First Tuesday Mall lease.

     Facilities. The Company leases the land upon which it built its store building, which contains approximately 70,000 square feet of floor area. The current term of the lease expires in 2017. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Target, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(f)..............................................      3,794          22.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................      5,446          31.5%
H. W. McKay Belk (Executive Officer) (a)(c).................      3,510          20.3%
John R. Belk (Executive Officer) (a)(c).....................      3,510          20.3%
Henderson Belk (Director) (b)...............................        144              *
Sarah Belk Gambrell (Director) (b)..........................      2,696          15.6%
Cecil David Rhodes, Jr. (Director)..........................      1,440           8.3%
C. D. Rhodes, III (Director)................................          0              *
Robert Earl Rhodes (Director) (e)...........................        928           5.4%
Thelma E. Rhodes............................................        960           5.6%
Cecil D. Rhodes Trust.......................................      1,440           8.3%
Ralph A. Pitts (Director)...................................          0              *
Robert K. Kerr, Jr. (Executive Officer).....................          0              *
Belk of Dalton, Ga., Inc. ..................................      2,728          15.8%
Belk-Rhodes Company, (Rome, Georgia) .......................      1,936          11.2%
All Directors and Executive Officers as a group (9
  persons)..................................................     10,998          63.6%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Ralph A. Pitts -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Cecil David Rhodes, Jr. -- 209 Brentwood Drive, Wilson, N.C. 27893; C. D. Rhodes, III -- Darlington School, 1014 Cave Spring Road, Rome, Ga. 30161; Robert Earl Rhodes -- 245 Jackson Street, Denver, Co. 80206-5524; Thelma E.
Rhodes -- 804 Highlands Avenue, Rome, Ga. 30161; Cecil D. Rhodes Trust -- Ernest
J. Rudert & Company, Box 1744, Rome, Ga. 30161; Belk of Dalton, Ga., Inc. and Belk-Rhodes Company, (Rome, Georgia) -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below

(a) Includes 394 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 144 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

(c) Includes 2,728 shares held by Belk of Dalton, Ga., Inc. and 40 shares held by Belk's Department Store of Batesburg, S.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 1,936 shares held by Belk-Rhodes Company, (Rome, Georgia), which shares are voted by the President of this Corporation, under authority given by the directors of the Corporation at the annual meeting of directors held in March, 1997.

(e)  Includes 704 shares held by Robert Earl Rhodes' wife, Sandra Jeanne Rhodes.


(f) Includes 78 shares held by Claudia W. Belk, Trustee U/A f/b/o Mary Claudia Belk. Claudia W. Belk is John M. Belk's wife.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   69,418    $  102,998
  Accounts receivable, net..................................     974,744     1,194,177
  Merchandise inventory.....................................   1,522,436     1,591,370
  Receivable from affiliates, net...........................     393,068       225,222
  Deferred income taxes.....................................      12,366            --
  Other.....................................................      76,030       104,044
                                                              ----------    ----------
Total current assets........................................   3,048,062     3,217,811
Loans receivable from affiliates, net.......................   2,200,000       600,000
Investments.................................................         258           258
Property, plant and equipment, net..........................     241,377     2,229,102
Deferred income taxes.......................................      23,539        36,127
Other noncurrent assets.....................................      48,616        43,883
                                                              ----------    ----------
                                                              $5,561,852    $6,127,181
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  540,423    $  564,621
  Deferred income taxes.....................................          --         5,505
  Accrued income taxes......................................      19,713        76,752
                                                              ----------    ----------
Total current liabilities...................................     560,136       646,878
Other noncurrent liabilities................................     169,195       186,276
                                                              ----------    ----------
Total liabilities...........................................     729,331       833,154
Shareholders' equity:
  Common stock..............................................   1,728,000     1,728,000
  Retained earnings.........................................   3,104,521     3,566,027
                                                              ----------    ----------
Total Shareholders' equity..................................   4,832,521     5,294,027
                                                              ----------    ----------
                                                              $5,561,852    $6,127,181
                                                              ==========    ==========

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $8,269,295    $8,259,577    $8,826,624
Operating costs and expenses...............................   7,406,432     7,434,053     7,864,600
                                                             ----------    ----------    ----------
Income from operations.....................................     862,863       825,524       962,024
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     107,153       152,969       119,459
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --            --        (1,447)
  Miscellaneous, net.......................................     (10,141)         (400)       (1,220)
                                                             ----------    ----------    ----------
Total other expense, net...................................      97,012       152,569       116,792
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     959,875       978,093     1,078,816
Income tax expense (benefit)...............................     359,244       366,045       401,310
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     600,631       612,048       677,506
                                                             ----------    ----------    ----------
Net earnings...............................................     600,631       612,048       677,506
Retained earnings at beginning of period...................   3,144,642     2,708,473     3,104,521
Dividends paid.............................................    (172,800)     (216,000)     (216,000)
Retained earnings adjustments..............................    (864,000)           --            --
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,708,473    $3,104,521    $3,566,027
                                                             ==========    ==========    ==========

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current Shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of Shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total Shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION


     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."


                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                 ----------   ----------   --------   ----------   -------------
Per Shareholders' Statement....................  $8,826,624    $677,506    $959,358   $1,012,243    $5,294,027
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --          --             --
                                                 ----------    --------    --------   ----------    ----------
Adjusted Shareholders' Statement...............  $8,826,624     677,506     959,358   1,012,243      5,294,027
                                                 ==========    --------    --------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                    (909)     (1,447)     (1,447)
  Gain/loss on sale of securities..............                      --          --          --
  Impairment loss..............................                      --          --          --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --          --
  Gain/loss on discontinued operations.........                      --          --          --
  Adjustment to tax expense....................                      --          --          --             --
                                                               --------    --------   ----------
Total non-operating items......................                    (909)     (1,447)     (1,447)
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --          --
  Adjustment for ownership in other Belk
    entities...................................                                                           (258)
                                                               --------    --------   ----------    ----------
Per Model......................................                $678,415    $960,805   $1,013,690    $5,293,769
                                                               ========    ========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (102,998)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (225,222)
    Loans receivable from affiliates, net......    (600,000)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (928,220)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (928,220)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                                SUPPLEMENT NO. 9

                    BELK-RHODES COMPANY, OF CARROLLTON, GA.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


     The Board of Directors recommends a vote FOR the following proposal:


     PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


    [ ]  FOR                         [ ]  AGAINST                [ ]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

     THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                                Supplement No. 9

         BELK'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Cartersville, Georgia, Incorporated (the "Company"), to be held on April 15, 1998, at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 31.3247 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 129,026 shares of New Belk Class A Common Stock which will represent approximately 0.2150% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (10)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

         BELK'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Cartersville, Georgia, Incorporated (the "Company") will be held on April 15, 1998, at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 31.3247 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           BELK'S DEPARTMENT STORE OF
                      CARTERSVILLE, GEORGIA, INCORPORATED

                               SUPPLEMENT NO. 10

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 10 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1975. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.


     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.

     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common's Stock owned by other Belk companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 31.3247 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,312 shares of Common Stock outstanding held of record by 22 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 74.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,312 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested Shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------              ------       --------     --------    --------     ----------------
Net Sales............  $5,461,147    $5,461,147      0.6       $(533,558)      $3,810,247
EBITDA...............     337,578       337,578        7        (533,558)       2,896,605
EBIT.................     282,040       282,040       10        (533,558)       3,353,959
Net Income...........     221,212       221,213       15              --        3,318,195
Book Equity..........   3,795,342     3,795,342        1              --        3,795,342

     The following table shows the method used to calculate the Total Relative Value of the Company:


                         PERCENTAGE OF OTHER         TOTAL RELATIVE VALUE          RELATIVE OPERATING
                                BELK                          OF                        VALUE OF
OTHER BELK COMPANIES     COMPANIES OWNED BY          OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY             COMPANY               OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 3,810,247
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 3,810,247
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                                                                                  TOTAL RELATIVE VALUE
                        PERCENTAGE OWNERSHIP                                               OF
                            OF OTHER BELK                                         COMPANY OWNED BY
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE              OTHER
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY               BELK COMPANIES
Gallant-Belk
  Company --
  Anderson, SC                 15.2091%          X        $ 3,810,247         =        $   579,504
Belk Brothers Company           4.7529%          X          3,810,247         =            181,097
Belk Enterprises,
  Inc.                          3.0418%          X          3,810,247         =            115,900
Belk of Dalton, Ga.,
  Inc.                           .3802%          X          3,810,247         =             14,487
Belk of LaGrange,
  Ga., Inc.                    11.2167           X          3,810,247         =            427,384
Belk of Thomaston,
  Ga., Inc.                      .1426           X          3,810,247         =              5,433
                                                                                       -----------
Total                                                                                  $ 1,323,806
                                                                                       ===========
Total Relative Value of Company                                                        $ 3,810,247
Total Relative Value of Company Owned by Other Belk Companies                 -          1,323,806
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 2,486,441
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                                                          PERCENTAGE OF NEW BELK CLASS
                                     AGGREGATE NET RELATIVE VALUE                       A
NET RELATIVE VALUE OF                           OF ALL                      COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 2,486,441             /          $1,156,226,577            =               .2150%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2150%               X         59,998,834)        /              4,119         =            31.3247


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 35.05
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        601.29
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         30.07
  Dividends(2)..............................................          8.14
  Book value per share......................................        392.19


---------------

(1) Based on 6,312 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,312 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 5,769       $ 5,541       $ 5,461
Net income..................................................        374           280           221
Per common share
  Net income (loss)(1)......................................      59.28         44.43         35.05
  Net dividends.............................................      10.00         15.00         15.00
  Book value(2).............................................     551.81        581.24        601.29
Total assets................................................      4,152         4,064         4,175
Shareholders' equity........................................      3,483         3,669         3,795

                                ---------------

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                  1996           1997
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................    $ 3,738        $ 4,275
Income from operations......................................        104            177

---------------


(1) Based on 6,312 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 6,312 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Main Street Shopping Center in Cartersville, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     The Company closed its store at Cartersville Plaza and opened its store at Main Street Shopping Center in 1997. The Company has no continuing obligations with respect to the Cartersville Plaza lease.

     Facilities. The Company leases its store building, which contains approximately 60,000 square feet of floor area. The current term of the lease expires in 2017. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Target, Goody's and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     4,449           70.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     3,273           51.9%
H. W. McKay Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     3,249           51.5%
John R. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     3,321           52.6%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell.........................................       960           15.2%
Leroy Robinson (Director) (a)(b)............................     1,008           16.0%
Robert K. Kerr, Jr. (Director and Executive Officer)........         0               *
Katherine McKay Belk (a)(b).................................     1,008           16.0%
Katherine Belk Morris (a)(b)................................     1,056           16.7%
Gallant-Belk Company........................................       960           15.2%
Belk of LaGrange, Ga., Inc. ................................       708           11.2%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       960           15.2%
All Directors and Executive Officers as a group (7
  persons)..................................................     4,689           74.3%

---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Gallant-Belk Company, Belk of LaGrange, Ga., Inc., and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 48 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Includes 960 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 192 shares held by Belk Enterprises, Inc., 960 shares held by Gallant-Belk Company, 24 shares held by Belk of Dalton, Ga., Inc., 708 shares held by Belk of LaGrange, Ga., Inc. and 9 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

(d) Includes 300 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4

         BELK'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   30,779    $   55,829
  Accounts receivable, net..................................     724,201       871,691
  Merchandise inventory.....................................   1,017,975     1,024,203
  Receivable from affiliates, net...........................     278,634       377,730
  Refundable income taxes...................................      31,284         1,865
  Deferred income taxes.....................................      10,086            --
  Other.....................................................      43,549        45,674
                                                              ----------    ----------
Total current assets........................................   2,136,508     2,376,992
Loans receivable from affiliates, net.......................   1,400,000       100,000
Property, plant and equipment, net..........................     506,154     1,680,114
Other noncurrent assets.....................................      20,984        17,414
                                                              ----------    ----------
                                                              $4,063,646    $4,174,520
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  327,754    $  295,253
  Deferred income taxes.....................................          --         5,882
  Accrued income taxes......................................          --        21,399
                                                              ----------    ----------
Total current liabilities...................................     327,754       322,534
Deferred income taxes.......................................      34,152        24,326
Other noncurrent liabilities................................      32,930        32,318
                                                              ----------    ----------
Total liabilities...........................................     394,836       379,178
Shareholders' equity:
  Common stock..............................................     631,200       631,200
  Additional paid in capital................................      97,309        97,309
  Retained earnings.........................................   2,940,301     3,066,833
                                                              ----------    ----------
Total shareholders' equity..................................   3,668,810     3,795,342
                                                              ----------    ----------
                                                              $4,063,646    $4,174,520
                                                              ==========    ==========

         BELK'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,768,692    $5,540,588    $5,461,147
Operating costs and expenses...............................   5,221,001     5,189,136     5,179,267
                                                             ----------    ----------    ----------
Income from operations.....................................     547,691       351,452       281,880
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      68,326        96,588        71,047
  Miscellaneous, net.......................................      (6,550)          824           160
                                                             ----------    ----------    ----------
Total other expense, net...................................      61,776        97,412        71,207
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     609,467       448,864       353,087
Income tax expense (benefit)...............................     235,310       168,425       131,875
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     374,157       280,439       221,212
                                                             ----------    ----------    ----------
Net earnings...............................................     374,157       280,439       221,212
Retained earnings at beginning of period...................   2,443,505     2,754,542     2,940,301
Dividends paid.............................................     (63,120)      (94,680)      (94,680)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,754,542    $2,940,301    $3,066,833
                                                             ==========    ==========    ==========

         BELK'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         BELL'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

         BELL'S DEPARTMENT STORE OF CARTERSVILLE, GEORGIA, INCORPORATED issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statement of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $5,461,147    $221,212    $282,040   $337,578     $3,795,342
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $5,461,147     221,212     282,040    337,578      3,795,342
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                            --
                                                               --------    --------   --------     ----------
Per Model......................................                $221,212    $282,040   $337,578     $3,795,342
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (55,829)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (377,730)
    Loans receivable from affiliates, net......    (100,000)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (533,559)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (533,559)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 10

          BELK'S DEPARTMENT STORE CARTERSVILLE, GEORGIA, INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 10

                          BELK OF CORNELIA, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Cornelia, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 37.1405 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 127,169 shares of New Belk Class A Common Stock which will represent approximately 0.2120% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (11)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                          BELK OF CORNELIA, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF CORNELIA, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Cornelia, Ga., Inc. (the "Company") will be held on April 15, 1998, at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 37.1405 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                          BELK OF CORNELIA, GA., INC.

                               SUPPLEMENT NO. 11

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 11 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF CORNELIA, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

                                  THE COMPANY


     The Company was incorporated as a Georgia corporation in 1940 as Belk-Gallant Company of Cornelia, Ga. The Company changed its name to Belk of Cornelia, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 37.1405 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,912 shares of Common Stock outstanding held of record by 31 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 81.6% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 14,400 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them
(ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT         RELATIVE
METHODOLOGY                     ACTUAL      ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------                     ------      --------    --------    --------     ----------------
Net Sales...................  $5,162,618   $5,162,618     0.6      $(1,687,337)     $4,784,908
EBITDA......................     349,375      347,775       7       (1,687,337)      4,121,762
EBIT........................     295,900      294,300      10       (1,687,337)      4,630,337
Net Income..................     234,730      233,725      15               --       3,505,875
Book Equity.................   3,398,658    3,300,230       1               --       3,300,230

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Covington,
  Ga., Inc.                     2.6190%          X        $ 4,579,688         =        $  119,942
Belk of Toccoa, Ga.,
  Inc.                           .9717%          X          4,349,985         =            42,269
                                                                                       ----------
Total                                                                                  $  162,211
                                                                                       ==========

Relative Operating Value of Company                                                    $4,784,908
Relative Operating Value of Other Companies Owned by Company                  +           162,211
                                                                                       ----------
Total Relative Value of Company                                               =        $4,947,119
                                                                                       ==========


     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            9.2014%          X        $ 4,947,119         =        $  455,204
Belk Brothers Company          16.3484%          X          4,947,119         =           808,775
Belk Enterprises,
  Inc.                         19.3287%          X          4,947,119         =           956,214
Belk of Dalton, Ga.,
  Inc.                          1.2153           X          4,947,119         =            60,122
Belk of La Grange,
  Ga., Inc.                     3.6169%          X          4,947,119         =           178,933
Belk of Thomaston,
  Ga., Inc.                      .7523           X          4,947,119         =            37,217
                                                                                       ----------
Total                                                                                  $2,496,465
                                                                                       ==========

Total Relative Value of Company                                                        $4,947,119
Total Relative Value of Company Owned by Other Belk Companies                 -         2,496,465
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,450,654
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 2,450,654             /          $1,156,226,577            =               .2120%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2120%               X         59,998,834)        /              3,424         =            37.1405


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 33.96
  Dividends(2)..............................................         16.00
  Book value per share(3)...................................        491.70
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         35.65
  Dividends(2)..............................................          9.66
  Book value per share......................................        465.00


---------------


(1) Based on 6,912 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.


(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,912 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 5,302       $ 5,103       $ 5,163
Net income..................................................        368           282           235
Per common share
  Net income (loss)(1)......................................      53.22         40.74         33.96
  Dividends.................................................      16.00         16.00         15.00
  Book value(2).............................................     449.00        473.74        491.70
Total assets................................................      3,686         3,686         3,830
Shareholders' equity........................................      3,104         3,275         3,399

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,538        $3,395
Income from operations......................................        93           232

---------------


(1) Based on 6,912 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.


(2) Based on 6,912 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Habersham County Shopping Center in Cornelia, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 47,000 square feet of floor area. The current term of the lease expires in 1999, but the Company has options to extend the lease through 2019. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and K-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     5,400           78.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(d)(e).................................................     4,382           63.4%
H. W. McKay Belk (Director and Executive Officer)
  (a)(d)(e).................................................     4,386           63.4%
John R. Belk (Director and Executive Officer) (a)(d)(e).....     4,502           65.1%
Katherine McKay Belk (a)....................................       856           12.4%
Katherine Belk Morris (a)...................................       892           12.9%
Henderson Belk (Director) (b)(c)............................        84            1.2%
Leroy Robinson (Director) (a)...............................       856           12.4%
Sarah Belk Gambrell (b)(c)..................................       932           13.5%
Robert K. Kerr, Jr. (Director and Executive Director).......         0               *
Thomas M. Belk, Trustee U/A dated September 15, 1993........       856           12.4%
Gallant-Belk Company........................................       636            9.2%
Belk Enterprises, Inc.......................................     1,336           19.3%
J.V. Properties.............................................     1,130           16.3%
All Directors and Executive Officers as a group (7
  persons)..................................................     5,638           81.6%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Gallant-Belk Company, Belk Enterprises, Inc., J.V. Properties and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 856 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 40 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 44 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, and W. H. Belk, Jr. and Irwin Belk.



(d) Included are 1,336 shares held by Belk Enterprises, Inc., 636 shares held by Gallant-Belk Company, 250 shares held by Belk of LaGrange, Ga, Inc., 84 shares held by Belk of Dalton, Ga., Inc. and 52 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Included are 1,130 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................  F-2

  Unaudited Statements of Earnings and Retained Earnings....  F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4

                          BELK OF CORNELIA, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   59,371    $   68,948
  Accounts receivable, net..................................     583,177       705,060
  Merchandise inventory.....................................   1,066,448     1,099,865
  Receivable from affiliates, net...........................     235,481       218,389
  Refundable income taxes...................................       7,429            --
  Deferred income taxes.....................................       7,800            --
  Other.....................................................      48,765        46,480
                                                              ----------    ----------
Total current assets........................................   2,008,471     2,138,742
Loans receivable from affiliates, net.......................   1,400,000     1,400,000
Investments.................................................      98,528        98,528
Property, plant and equipment, net..........................     147,029       163,521
Other noncurrent assets.....................................      31,950        28,939
                                                              ----------    ----------
                                                              $3,685,978    $3,829,730
                                                              ==========    ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  351,539    $  311,714
  Deferred income taxes.....................................          --         7,982
  Accrued income taxes......................................       3,536        55,215
                                                              ----------    ----------
Total current liabilities...................................     355,075       374,911
Deferred income taxes.......................................      14,552        13,115
Other noncurrent liabilities................................      41,830        43,046
                                                              ----------    ----------
Total liabilities...........................................     411,457       431,072
Shareholders' equity:
  Common stock..............................................     691,200       691,200
  Additional paid in capital................................       1,312         1,312
  Retained earnings.........................................   2,582,009     2,706,146
                                                              ----------    ----------
Total shareholders' equity..................................   3,274,521     3,398,658
                                                              ----------    ----------
                                                              $3,685,978    $3,829,730
                                                              ==========    ==========

                          BELK OF CORNELIA, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995


                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,302,174    $5,103,243    $5,162,618
Operating costs and expenses...............................   4,789,386     4,749,289     4,869,102
                                                             ----------    ----------    ----------
Income from operations.....................................     512,788       353,954       293,516
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      75,883        92,561        78,355
  Dividend income..........................................       3,360         2,480         1,600
  Miscellaneous, net.......................................      (5,517)        1,097           784
                                                             ----------    ----------    ----------
Total other expense, net...................................      73,726        96,138        80,739
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     586,514       450,092       374,255
Income tax expense (benefit)...............................     218,667       168,501       139,526
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     367,847       281,591       234,729
                                                             ----------    ----------    ----------
Net earnings...............................................     367,847       281,591       234,729
Retained earnings at beginning of period...................   2,146,843     2,411,010     2,582,009
Dividends paid.............................................    (103,680)     (110,592)     (110,592)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,411,010    $2,582,009    $2,706,146
                                                             ==========    ==========    ==========

                          BELK OF CORNELIA, GA., INC.


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                          BELK OF CORNELIA, GA., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                          BELK OF CORNELIA, GA., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 5,162,618    $234,729    $295,900   $349,375     $3,398,658
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 5,162,618     234,729     295,900    349,375      3,398,658
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                   (1,004)     (1,600)    (1,600)
  Adjustment for ownership in other Belk
    entities..................................                                                        (98,428)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $233,725    $294,300   $347,775     $3,300,230
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (68,948)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (218,389)
    Loans receivable from affiliates, net.....   (1,400,000)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,687,337)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,687,337)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 11

                          BELK OF CORNELIA, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 11

                          BELK OF COVINGTON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Covington, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 35.3644 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 136,082 shares of New Belk Class A Common Stock which will represent approximately 0.2268% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (12)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                          BELK OF COVINGTON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF COVINGTON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Covington, Ga., Inc. (the "Company") will be held on April 15, 1998, at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 35.3644 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                          BELK OF COVINGTON, GA., INC.

                               SUPPLEMENT NO. 12

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 12 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF COVINGTON, GA. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1944 as Belk-Gallant Company of Covington, Ga., Inc. The Company changed its name to Belk of Covington, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 35.3644 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,720 shares of Common Stock outstanding held of record by 28 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 70.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,720 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered), and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ----------   ----------------
Net Sales....................  $6,130,815   $6,130,815     0.6      $ (414,996)     $4,093,485
EBITDA.......................     594,956      594,956       7        (414,996)      4,579,688
EBIT.........................     309,563      309,563      10        (414,996)      3,510,636
Net Income...................     241,658      222,494      15              --       3,337,410
Book Equity..................   3,939,016    3,938,603       1              --       3,938,603

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 4,579,688
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 4,579,688
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            4.7619%          X        $ 4,579,688         =        $   218,080
Belk Brothers Company          11.9048%          X          4,579,688         =            545,203
Belk of Cornelia,
  Ga., Inc.                      2.619%          X          4,579,688         =            119,942
Belk of LaGrange,
  Ga., Inc.                    20.2976%          X          4,579,688         =            929,567
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                  2.7381           X          4,579,688         =            125,396
Belk of Thomaston,
  Ga., Inc.                      .4167           X          4,579,688         =             19,084
                                                                                       -----------
Total                                                                                  $ 1,957,272
                                                                                       ===========
Total Relative Value of Company                                                        $ 4,579,688
Total Relative Value of Company Owned by Other Belk Companies                 -          1,957,272
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 2,622,416
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 2,622,416             /          $1,156,226,577            =               .2268%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2268%               X         59,998,834)        /              3,848         =            35.3644


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 35.96
  Dividends(2)..............................................          5.00
  Book value per share(3)...................................        586.16
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         33.95
  Dividends(2)..............................................          9.19
  Book value per share......................................        442.76


---------------

(1) Based on 6,720 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,720 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 4,839       $ 5,507       $ 6,131
Net income..................................................        406           142           242
Per common share
  Net Income (loss)(1)......................................      60.34         21.14         35.96
  Dividends.................................................      15.00         10.00          5.00
  Book value(2).............................................     544.06        555.20        586.16
Total assets................................................      4,252         5,997         7,463
Shareholders' equity........................................      3,656         3,731         3,939

                                ---------------

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                  1996           1997
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................     $4,199         $4,219
Income from operations......................................        155            265

---------------


(1) Based on 6,720 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 6,720 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Newton Plaza Mall in Covington, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 43,000 square feet of floor area. The current term of the store lease expires in 2005. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     4,120           61.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e)(f)..............................................     3,264           48.6%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e)(f)..............................................     3,264           48.6%
John R. Belk (Director and Executive Officer)
  (b)(c)(e)(f)..............................................     3,344           49.8%
Henderson Belk (Director) (d)...............................        32               *
Sarah Belk Gambrell (d).....................................       924           13.8%
Sarah Gambrell Knight.......................................       480            7.1%
Katherine Belk Morris (b)(c)................................       392            5.8%
Leroy Robinson (Director) (b)(c)............................       208            3.1%
Robert K. Kerr, Jr. (Director and Executive Officer)........         0               *
Belk of LaGrange, Ga., Inc..................................     1,364           20.3%
J.V. Properties.............................................       800           11.9%
Montgomery Investment Company...............................       816           12.1%
All Directors and Executive Officers as a group (7
  persons)..................................................     4,752           70.7%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Belk of LaGrange, Ga., Inc., Montgomery Investment Company and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of common stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 816 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 88 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

(c) Includes 120 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 32 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 184 shares held by Belk Brothers Company of Monroe, North Carolina, Incorporated, 320 shares held by Gallant-Belk Company, 1,364 shares held by Belk of LaGrange, Ga., Inc., 176 shares held by Belk of Cornelia, Ga., Inc., and 28 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 800 shares of J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

                          BELK OF COVINGTON, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   60,965    $   72,511
  Accounts receivable, net..................................     763,934       986,805
  Merchandise inventory.....................................   1,081,255     1,196,783
  Refundable income taxes...................................      58,954            --
  Deferred income taxes.....................................      20,560        40,413
  Other.....................................................      58,989        55,627
                                                              ----------    ----------
Total current assets........................................   2,044,657     2,352,139
Loans receivable from affiliates, net.......................   1,900,000     3,400,000
Investments.................................................         413           413
Property, plant and equipment, net..........................   2,029,833     1,691,958
Other noncurrent assets.....................................      21,607        18,402
                                                              ----------    ----------
                                                              $5,996,510    $7,462,912
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  470,472    $  342,374
  Payables to affiliates, net...............................   1,748,023     3,057,517
  Accrued income taxes......................................          --        34,446
                                                              ----------    ----------
Total current liabilities...................................   2,218,495     3,434,337
Deferred income taxes.......................................      25,639        65,281
Other noncurrent liabilities................................      21,418        24,278
                                                              ----------    ----------
Total liabilities...........................................   2,265,552     3,523,896
Shareholders' equity:
  Common stock..............................................     672,000       672,000
  Retained earnings.........................................   3,058,958     3,267,016
                                                              ----------    ----------
Total shareholders' equity..................................   3,730,958     3,939,016
                                                              ----------    ----------
                                                              $5,996,510    $7,462,912
                                                              ==========    ==========

                          BELK OF COVINGTON, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $4,839,029    $5,506,961    $6,130,815
Operating costs and expenses...............................   4,292,407     5,250,770     5,822,937
                                                             ----------    ----------    ----------
Income from operations.....................................     546,622       256,191       307,878
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     110,609        13,768         2,957
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --       (64,199)           --
  Miscellaneous, net.......................................      (5,355)        4,804         1,685
                                                             ----------    ----------    ----------
Total other expense, net...................................     105,254       (45,627)        4,642
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     651,876       210,564       312,520
Income tax expense (benefit)...............................     246,363        68,473        70,862
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     405,513       142,091       241,658
                                                             ----------    ----------    ----------
Net earnings...............................................     405,513       142,091       241,658
Retained earnings at beginning of period...................   2,679,354     2,984,067     3,058,958
Dividends paid.............................................    (100,800)      (67,200)      (33,600)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,984,067    $3,058,958    $3,267,016
                                                             ==========    ==========    ==========

                          BELK OF COVINGTON, GA., INC.


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 end on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                          BELK OF COVINGTON, GA., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                          BELK OF COVINGTON, GA., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 6,130,815    $241,658    $309,563   $594,956     $3,939,016
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 6,130,815     241,658     309,563    594,956      3,939,016
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                  (19,164)         --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                  (19,164)         --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                           (413)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $222,494    $309,563   $594,956     $3,938,603
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (72,513)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........           --
    Loans receivable from affiliates, net.....   (3,400,000)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............    3,057,517
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (414,996)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (414,996)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 12

                          BELK OF COVINGTON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 12

                           BELK OF DALTON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Dalton, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 53.0073 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 256,502 shares of New Belk Class A Common Stock which will represent approximately 0.4275% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (13)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                           BELK OF DALTON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF DALTON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Dalton, Ga., Inc. (the "Company") will be held on April 15, 1998, at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 53.0073 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           BELK OF DALTON, GA., INC.

                               SUPPLEMENT NO. 13

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 13 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF DALTON, GA. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1942 as Belk-Gallant Company of Dalton, Ga., Inc. The Company changed its name to Belk of Dalton, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.


     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/ Prospectus.

     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 53.0073 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 8,424 shares of Common Stock outstanding held of record by 36 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 74.5% of such outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and the other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws"). This summary does not purport to be a complete statement of all of the differences between the rights of the Shareholders and the New Belk Stockholders. This summary is qualified in its entirety by reference to the full text of the New Belk Certificate, the New Belk Bylaws, the DGCL, the Company Articles, the Company Bylaws and the GBCC.

     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 8,424 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ----------   ----------------
Net Sales....................  $9,013,744   $9,013,744     0.6      $2,962,176      $$2,466,071
EBITDA.......................     603,831      598,863       7       2,962,176       1,229,865
EBIT.........................     349,756      344,788      10       2,962,176         485,704
Net Income...................     124,616      121,129      15              --       1,816,935
Book Equity..................   5,423,640      814,634       1              --         814,634

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Athens, Ga.,
  Inc.                           .2944%          X        $14,290,078         =        $    42,070
Belk-Rhodes Company,
  of Carrollton, Ga.           15.7870           X         10,536,260         =          1,663,359
Belk's Department
  Store of
  Cartersville,
  Georgia,
  Incorporated                   .3802           X          3,810,247         =             14,487
Belk of Cornelia,
  Ga., Inc.                     1.2153           X          4,947,119         =             60,122
Belk of Elberton,
  Ga., Inc.                      .1356           X          1,662,410         =              2,254
Belk of Hartwell,
  Ga., Inc.                     4.8333           X          1,270,811         =             61,422
Belk of LaGrange,
  Ga., Inc.                     1.6387           X         25,267,594         =            414,060
Belk of
  Lawrenceville, Ga.,
  Inc.                          4.1186           X          6,024,824         =            248,138
Belk-Matthews Company
  of Milledgeville,
  Ga., Inc.                    16.4815           X          6,178,663         =          1,018,336
Belk of Monroe, Ga.,
  Inc.                          7.4934           X          1,961,637         =            146,993
Belk of Newnan, Ga.,
  Inc.                          3.9631           X          1,320,331         =             52,326
Belk-Rhodes Company,
  (Rome, Georgia)              15.6373           X          6,599,184         =          1,031,934
Belk of Seneca, S.C.,
  Inc.                         10.2462           X          4,287,122         =            439,267
Belk-Matthews
  Company, Vidalia,
  Georgia, Inc.                 5.3686           X          4,962,587         =            266,421
Belk of Washington,
  Ga., Inc.                     3.3969           X          1,274,815         =             43,304
Belk of Waycross,
  Ga., Inc.                     1.3652           X         43,828,148         =            598,342
Belk of Canton, Ga.,
  Inc.                          2.1739           X          2,207,655         =             47,992
Belk of Americus,
  Ga., Inc.                      .3436           X          2,375,853         =              8,163
                                                                                       -----------
Total                                                                                  $ 6,158,993
                                                                                       ===========
Relative Operating Value of Company                                                    $ 2,446,071
Relative Operating Value of Other Companies Owned by Company                  +          6,158,993
                                                                                       -----------
Total Relative Value of Company                                               =        $ 8,605,064
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            7.5973%          X        $ 8,605,064         =        $   653,753
Belk of Athens, Ga.,
  Inc.                           .6292           X          8,605,064         =             54,143
Belk Brothers Company           9.4967           X          8,605,064         =            817,197
Belk Enterprises,
  Inc.                          7.5973           X          8,605,064         =            653,753
Belk of Thomaston,
  Ga., Inc.                      .6292           X          8,605,064         =             54,143
Belk of Toccoa, Ga.,
  Inc.                          7.5024           X          8,605,064         =            645,586
Belk of Waycross,
  Ga., Inc.                     9.1049           X          8,605,064         =            783,482
                                                                                       -----------
Total                                                                                  $ 3,662,057
                                                                                       ===========
Total Relative Value of Company                                                        $ 8,605,064
Total Relative Value of Company Owned by Other Belk Companies                 -          3,662,057
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 4,943,007
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 4,943,007             /          $1,156,226,557            =               .4275%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4275%               X         59,998,834)        /              4,839         =            53.0073


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 14.79
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        643.83
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         50.89
  Dividends(2)..............................................         13.78
  Book value per share......................................        663.65


---------------

(1) Based on 8,424 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 8,424 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 9,233       $ 8,998       $ 9,014
Net income..................................................        435           251           125
Per common share
  Net Income (loss)(1)......................................      51.64         29.76         14.79
  Dividends.................................................      10.00         15.00         15.00
  Book value(2).............................................     629.28        644.04        643.83
Total assets................................................      6,181         6,158        10,215
Shareholders' equity........................................      5,301         5,425         5,424

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $6,008        $5,909
Income from operations......................................        96           228

---------------


(1) Based on 8,424 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 8,424 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     In fiscal year 1997 other income (expense), net decreased due to increased interest income resulting from additional debt incurred to purchase stock in related Belk companies.

     Projected cash flow is not expected to be sufficient to fully service the Company's existing debt. The Company intends to rely on affiliated entities to fund any principle repayment shortfalls.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Walnut Square in Dalton, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 73,000 square feet of floor area. The current term of the lease expires in 2000. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Sears, Penney and Proffitt's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     5,677           67.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(d)(e)..............................................     4,477           53.1%
H. W. McKay Belk (Director and Executive Officer)
  (a)(b)(d)(e)..............................................     4,473           53.1%
John R. Belk (Director and Executive Officer)
  (a)(b)(d)(e)..............................................     4,313           51.2%
Henderson Belk (Director) (c)...............................        24               *
Sarah Belk Gambrell (c).....................................       796            9.4%
Sarah Gambrell Knight.......................................       432            5.1%
Leroy Robinson (Director) (a)(b)............................       640            7.6%
Katherine McKay Belk (a)(b).................................       640            7.6%
Katherine Belk Morris (a)(b)................................       892           10.6%
Robert K. Kerr, Jr. (Director and Executive Officer)........         8               *
Gallant-Belk Company........................................       640            7.6%
Belk of Toccoa, Ga., Inc....................................       632            7.5%
Belk Enterprises, Inc.......................................       640            7.6%
Belk of Waycross, Ga., Inc..................................       767            9.1%
J.V. Properties.............................................       800            9.5%
Thomas M. Belk (Trustee U/A) dated September 15, 1993.......       584            6.9%
All Directors and Executive Officers as a group (7
  persons)..................................................     6,273           74.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell
Knight -- 810 Colville Road, Charlotte, N.C. 28207; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Thomas M. Belk, Trustee U/A dated September 15, 1993, Gallant-Belk Company, Belk of Toccoa, Ga., Inc., Belk Enterprises, Inc., Belk of Waycross, Ga., Inc. and J.V. Properties --2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 56 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Includes 584 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

(c) Includes 24 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power for the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 640 shares held by Belk Enterprises, Inc., 640 shares held by Gallant-Belk Company, 53 shares held by Belk of Athens, Ga., Inc., 632 shares held by Belk of Toccoa, Ga., Inc., 767 shares held by Belk of Waycross, Ga., Inc., and 53 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 800 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                           BELK OF DALTON, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   58,288    $    95,540
  Accounts receivable, net..................................   1,241,870      1,429,401
  Merchandise inventory.....................................   1,857,966      2,064,454
  Receivable from affiliates, net...........................     477,752             --
  Refundable income taxes...................................      20,715             --
  Deferred income taxes.....................................      17,990             --
  Other.....................................................      91,178         84,445
                                                              ----------    -----------
Total current assets........................................   3,765,759      3,673,840
Loans receivable from affiliates, net.......................   1,000,000      1,000,000
Investments.................................................     257,611      4,609,006
Property, plant and equipment, net..........................   1,068,574        868,563
Other noncurrent assets.....................................      65,677         63,279
                                                              ----------    -----------
                                                              $6,157,621    $10,214,688
                                                              ==========    ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  520,162    $   491,465
  Payables to affiliates, net...............................          --      4,057,714
  Deferred income taxes.....................................          --          8,726
  Accrued income taxes......................................       4,230         30,399
                                                              ----------    -----------
Total current liabilities...................................     524,392      4,588,304
Deferred income taxes.......................................      76,061         58,613
Other noncurrent liabilities................................     131,784        144,131
                                                              ----------    -----------
Total liabilities...........................................     732,237      4,791,048
Shareholders' equity:
  Common stock..............................................     842,400        842,400
  Additional paid in capital................................       2,066          2,066
  Retained earnings.........................................   4,580,918      4,579,174
                                                              ----------    -----------
Total shareholders' equity..................................   5,425,384      5,423,640
                                                              ----------    -----------
                                                              $6,157,621    $10,214,688
                                                              ==========    ===========

                           BELK OF DALTON, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $9,233,342    $8,997,581    $9,013,744
Operating costs and expenses...............................   8,587,024     8,681,780     8,666,767
                                                             ----------    ----------    ----------
Income from operations.....................................     646,318       315,801       346,977
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      50,497        67,986      (172,207)
  Dividend income..........................................       2,996         4,410         4,968
  Gain (loss) on disposal of property, plant and
     equipment.............................................         (21)           --            --
  Miscellaneous, net.......................................      (7,958)         (552)       (2,189)
                                                             ----------    ----------    ----------
Total other expense, net...................................      45,514        71,844      (169,428)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     691,832       387,645       177,549
Income tax expense (benefit)...............................     256,792       136,951        52,933
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     435,040       250,694       124,616
                                                             ----------    ----------    ----------
Net earnings...............................................     435,040       250,694       124,616
Retained earnings at beginning of period...................   4,105,784     4,456,584     4,580,918
Dividends paid.............................................     (84,240)     (126,360)     (126,360)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $4,456,584    $4,580,918    $4,579,174
                                                             ==========    ==========    ==========

                           BELK OF DALTON, GA., INC.


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                           BELK OF DALTON, GA., INC.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                           BELK OF DALTON, GA., INC.

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $9,013,744    $124,616    $349,756   $603,831     $5,423,640
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $9,013,744     124,616     349,756    603,831      5,423,640
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                  (3,487)     (4,968)    (4,967)
  Adjustment for ownership in other Belk
    entities...................................                                                    (4,609,006)
                                                               --------    --------   --------     ----------
Per Model......................................                $121,129    $344,788   $598,863     $  814,634
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (95,538)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......  (1,000,000)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................   4,057,714
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................   2,962,176
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $2,962,176
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 13

                           BELK OF DALTON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1988
                                                      --------------------

                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 13

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Matthews Company of Dublin, Georgia (the "Company"), to be held on April 15, 1998, at 1:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 59.7949 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 290,085 shares of New Belk Class A Common Stock which will represent approximately 0.4835% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (14)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Matthews Company of Dublin, Georgia (the "Company") will be held on April 15, 1998, at 1:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 59.7949 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA

                               SUPPLEMENT NO. 14

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 14 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED               , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................      2
GENERAL INFORMATION.........................................      2
SPECIAL MEETING.............................................      2
THE MERGER..................................................      3
  Recommendation of Board of Directors......................      3
  Reasons for the Reorganization............................      3
  Interests of Certain Persons in the Merger................      3
  Comparison of Shareholder Rights..........................      3
  Dissenters' Rights of Appraisal...........................     12
DETERMINATION OF EXCHANGE RATIO.............................     13
COMPARATIVE PER SHARE DATA..................................     16
SELECTED HISTORICAL FINANCIAL INFORMATION...................     17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     18
BUSINESS OF THE COMPANY.....................................     18
SECURITY OWNERSHIP OF THE COMPANY...........................     19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........    F-1
     Unaudited Balance Sheets...............................    F-2
     Unaudited Statements of Earnings and Retained
      Earnings..............................................    F-3
     Condensed Notes to Unaudited Historical Financial
      Statements............................................    F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................    A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................    B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1946. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 1:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive, 59.7949 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,760 shares of Common Stock outstanding held of record by 27 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 65.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 5,760 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company, to be kept in the Minute Books of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect, (iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder
accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $7,723,648    $7,723,648      0.6       $ (978,965)      $5,613,153
EBITDA...............     808,322       808,322        7         (978,965)       6,637,219
EBIT.................     502,369       502,369       10         (978,965)       6,002,655
Net Income...........     366,057       366,057       15               --        5,490,855
Book Equity..........   5,184,698     5,184,375        1               --        5,184,375

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $6,637,219
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $6,637,219
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of La Grange,
  Ga., Inc.                    15.7753%          X        $6,637,219          =        $1,047,042
                                                                                       ----------
Total                                                                                  $1,047,042
                                                                                       ==========

Total Relative Value of Company                                                        $6,637,219
Total Relative Value of Company Owned by Other Belk Companies                 -         1,047,042
                                                                                       ----------
Net Relative Value of Company                                                 =        $5,590,177
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $5,590,177              /          $1,156,226,577            =               .4835%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4835%               X         59,998,834)        /         4,851.3333         =            59.7949


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 63.55
  Dividends(2)..............................................         12.50
  Book value per share(3)...................................        900.12
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         57.40
  Dividends(2)..............................................         15.55
  Book value per share......................................        748.63


---------------

(1) Based on 5,760 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,760 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 7,480       $ 7,620       $ 7,724
Net income..................................................        186           186           366
Per common share
  Net income (loss)(1)......................................      32.32         32.29         63.55
  Dividends.................................................      10.00         12.50         12.50
  Book value(2).............................................     829.28        849.07        900.12
Total assets................................................      5,425         5,575         6,009
Shareholders' equity........................................      4,777         4,891         5,185

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $5,298        $5,415
Income from operations......................................       185            90

---------------


(1) Based on 5,760 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the year ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,760 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Dublin Mall in Dublin, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Macon, Georgia.

     Facilities. The Company leases its store building, which contains approximately 61,000 square feet of floor area. The current term of the lease expires in 2007. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(g)..............................................    1,553.33         27.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)....................................................    1,242.67         21.6%
H. W. McKay Belk (Director and Executive Officer) (a)(c)....    1,242.67         21.6%
John R. Belk (Director and Executive Officer) (a)(c)........    1,242.67         21.6%
Henderson Belk (Director) (b)...............................       80.00          1.4%
B. Frank Matthews, II (Director and Executive Officer)
  (d)(e)(f).................................................      970.67         16.9%
William M. Matthews, IV (Director and Executive Officer)....      960.00         16.7%
Katherine McKay Belk (a)....................................      334.00          5.8%
Katherine Belk Morris (a)...................................      334.00          5.8%
Sarah Belk Gambrell (b).....................................      733.97         12.7%
Elizabeth Matthews Welton (d)(e)............................      720.00         12.5%
Belk of LaGrange, Ga., Inc..................................      908.67         15.8%
Robinson Investment Company.................................         400          6.9%
Elizabeth Matthews Welton Family Limited Partnership Phase
  II........................................................         320          5.6%
All Directors and Executive Officers as a group (7
  persons)..................................................    3,784.00         65.7%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Frank Matthews, II, Elizabeth Matthews Welton, Elizabeth Matthews Welton Family Limited Partnership Phase II and Robinson Investment Company -- 2240 Remount Road, Gastonia, N.C. 28053; William M. Matthews, V -- 3661 Eisenhower Parkway, Macon, Ga. 31206; Belk of LaGrange, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of common stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 234 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 80 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 908.67 shares held by Belk of LaGrange, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive

    Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr.,
    H. W. McKay Belk and John R. Belk.



(d) Includes 320 shares held by Elizabeth Matthews Welton Family Limited Partnership Phase II. Elizabeth M. Welton has voting and investment power with respect to such shares.


(e) Includes 400 shares held by Robinson Investment Company. B. Frank Matthews, II and Elizabeth M. Welton share the voting and investment power with respect to such shares.


(f) Includes 160 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co -- Trustees under the Will of J.
    H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.



(g) Includes 50 shares held by Mary Claudia Belk Irrevocable Trust dated January 4, 1994. Claudia W. Belk, the Trustee, is John M. Belk's wife.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  118,299    $  152,171
  Accounts receivable, net..................................   1,139,276     1,318,591
  Merchandise inventory.....................................   1,534,865     1,761,179
  Receivable from affiliates, net...........................     472,120       822,709
  Deferred income taxes.....................................      25,390        11,887
  Other.....................................................     992,995       940,014
                                                              ----------    ----------
Total current assets........................................   4,282,945     5,006,551
Loans receivable from affiliates, net.......................       4,274         4,274
Investments.................................................         324           324
Property, plant and equipment, net..........................   1,259,295       974,492
Other noncurrent assets.....................................      28,289        23,516
                                                              ----------    ----------
                                                              $5,575,127    $6,009,157
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  467,707    $  481,264
  Accrued income taxes......................................       9,683       145,648
                                                              ----------    ----------
Total current liabilities...................................     477,390       626,912
Deferred income taxes.......................................     180,595       165,980
Other noncurrent liabilities................................      26,500        31,567
                                                              ----------    ----------
Total liabilities...........................................     684,485       824,459
Shareholders' equity:
  Common stock..............................................     576,000       576,000
  Retained earnings.........................................   4,314,642     4,608,698
                                                              ----------    ----------
Total shareholders' equity..................................   4,890,642     5,184,698
                                                              ----------    ----------
                                                              $5,575,127    $6,009,157
                                                              ==========    ==========

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $7,480,265    $7,619,720    $7,723,647
Operating costs and expenses...............................   7,160,784     7,394,690     7,354,535
                                                             ----------    ----------    ----------
Income from operations.....................................     319,481       225,030       369,112
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      51,439        79,502        84,104
  Gain (loss) on disposal of property, plant and
     equipment.............................................          48          (785)           --
  Miscellaneous, net.......................................      (2,347)        3,962       133,256
                                                             ----------    ----------    ----------
Total other expense, net...................................      49,140        82,679       217,360
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     368,621       307,709       586,472
Income tax expense (benefit)...............................     182,481       121,736       220,416
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     186,140       185,973       366,056
                                                             ----------    ----------    ----------
Net earnings...............................................     186,140       185,973       366,056
Retained earnings at beginning of period...................   4,072,129     4,200,669     4,314,642
Dividends paid.............................................     (57,600)      (72,000)      (72,000)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $4,200,669    $4,314,642    $4,608,698
                                                             ==========    ==========    ==========

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996 and January 31, 1995, respectively.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statement of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $7,723,648    $366,057    $502,369   $808,322     $5,184,698
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $7,723,648     366,057     502,369    808,322      5,184,698
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (323)
                                                               --------    --------   --------     ----------
Per Model......................................                $366,057    $502,369   $808,322     $5,184,375
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (152,173)
    Negative cash balances reclassified to
      accounts payable.........................         191
    Receivables from affiliates, net...........    (822,709)
    Loans receivable from affiliates, net......      (4,274)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (978,965)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (978,965)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 14

                    BELK-MATTHEWS COMPANY OF DUBLIN, GEORGIA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 1:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 14

                          BELK OF HARTWELL, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Hartwell, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 27.4770 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 48,689 shares of New Belk Class A Common Stock which will represent approximately 0.0812% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (15)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                          BELK OF HARTWELL, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF HARTWELL, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Hartwell, Ga., Inc. (the "Company") will be held on April 15, 1998, at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 27.4770 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                          BELK OF HARTWELL, GA., INC.

                               SUPPLEMENT NO. 15

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                       DATED                       , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 15 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                       , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF HARTWELL, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FORM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1933 as Gallant-Belk Company. The Company changed its name to Belk of Hartwell, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 27.4770 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,400 shares of Common Stock outstanding held of record by 17 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 73.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,400 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation to or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them
(ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ----------   ----------------
Net Sales....................  $1,829,467   $1,829,467     0.6      $ (128,033)     $1,225,713
EBITDA.......................     124,518      123,878       7        (128,033)        995,179
EBIT.........................      72,493       71,853      10        (128,033)        846,563
Net Income...................      53,465       52,924      15              --         793,860
Book Equity..................   1,089,699    1,081,427       1              --       1,081,427

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Elberton,
  Ga., Inc.                     2.7128%          X        $ 1,662,410         =        $    45,098
                                                                                       -----------
Total                                                                                  $    45,098
                                                                                       ===========

Relative Operating Value of Company                                                    $ 1,225,713
Relative Operating Value of Other Companies Owned by Company                  +             45,098
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,270,811
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            6.1667%          X        $ 1,270,811         =        $    78,367
Belk Brothers Company          15.1667%          X          1,270,811         =            192,740
Belk of Dalton, Ga.,
  Inc.                          4.8333%          X          1,270,811         =             61,422
                                                                                       -----------
Total                                                                                  $   332,529
                                                                                       ===========

Total Relative Value of Company                                                        $ 1,270,811
Total Relative Value of Company Owned by Other Belk Companies                 -            332,529
                                                                                       -----------
Net Relative Value of Company                                                 =        $   938,282
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   938,282             /          $1,156,226,577            =               .0812%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0812%               X         59,998,834)        /              1,772         =            27.4770


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 22.28
  Dividends(2)..............................................         10.00
  Book value per share(3)...................................        454.04
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         26.38
  Dividends(2)..............................................          7.14
  Book value per share......................................        344.01


---------------

(1) Based on 2,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.



(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,400 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 1,051       $ 1,305       $ 1,829
Net income..................................................         39            19            53
Per common share
  Net income (loss)(1)......................................      16.30          8.10         22.28
  Dividends.................................................      10.00         10.00         10.00
  Book value(2).............................................     443.67        441.76        454.04
Total assets................................................      1,115         1,167         1,335
Shareholders' equity........................................      1,065         1,060         1,090

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,263        $1,340
Income from operations......................................        47            91

---------------


(1) Based on 2,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,400 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The revenue increase in fiscal year 1997 and the increase for the nine months ended November 1, 1997 is attributable to the relocation of the store in December of fiscal year 1996 increasing square footage by 21%.

     Other income (expense), net was composed primarily of interest income in fiscal year 1995. The income was eliminated when the excess cash was used to fund capital expenditures related to the store relocation.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Adams Square in Hartwell, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 21,000 square feet of floor area. The current term of the lease expires in 2003. The Company believes the building is adequate to meet its current needs.

     Competitor.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................    1,580.00         65.8%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................    1,157.33         48.2%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................    1,161.33         48.4%
John R. Belk (Director and Executive Officer) (a)(c)(d).....    1,157.33         48.0%
Henderson Belk (Director) (b)...............................        8.00             *
Sarah Belk Gambrell (b).....................................      344.00         14.3%
Sally Gambrell Knight.......................................         148          6.2%
Leroy Robinson (Director) (a)...............................      471.33         19.6%
B. Neal Long (Director and Executive Officer)...............           0             *
Katherine McKay Belk (a)....................................      471.33         19.6%
Katherine Belk Morris (a)...................................      533.33         22.2%
Thomas M. Belk, Trustee U/A dated September 15, 1993........      471.33         19.6%
J.V. Properties.............................................         364         15.2%
Gallant-Belk Company........................................         148          6.2%
All Directors and Executive Officers as a group (7
  persons)..................................................       1,758         73.3%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell
Knight -- 810 Colville Road, Charlotte, N.C. 28207; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; Thomas M. Belk, Trustee U/A dated September 15, 1993, J.V. Properties and Gallant-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 471.33 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 8 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 148 shares held by Gallant-Belk Company and 116 shares held by Belk of Dalton, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 364 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                          BELK OF HARTWELL, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   49,617    $   22,769
  Accounts receivable, net..................................     200,999       280,091
  Merchandise inventory.....................................     279,385       376,051
  Receivable from affiliates, net...........................       2,375            --
  Refundable income taxes...................................       1,864            --
  Deferred income taxes.....................................       1,881            --
  Other.....................................................      24,744        17,445
                                                              ----------    ----------
Total current assets........................................     560,865       696,356
Loans receivable from affiliates, net.......................     136,102       106,102
Investments.................................................       8,272         8,272
Property, plant and equipment, net..........................     451,857       514,365
Deferred income taxes.......................................          --           721
Other noncurrent assets.....................................       9,783         8,868
                                                              ----------    ----------
                                                              $1,166,879    $1,334,684
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   94,405    $  105,291
  Payables to affiliates, net...............................          --           838
  Deferred income taxes.....................................          --         3,460
  Accrued income taxes......................................          --         8,668
                                                              ----------    ----------
Total current liabilities...................................      94,405       118,257
Deferred income taxes.......................................       2,325            --
Other noncurrent liabilities................................       9,915        11,343
                                                              ----------    ----------
Total liabilities...........................................     106,645       129,600
Deferred income.............................................          --       115,385
Shareholders' equity:
  Common stock..............................................     240,000       240,000
  Retained earnings.........................................     820,234       849,699
                                                              ----------    ----------
Total shareholders' equity..................................   1,060,234     1,089,699
                                                              ----------    ----------
                                                              $1,166,879    $1,334,684
                                                              ==========    ==========

                          BELK OF HARTWELL, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                                JANUARY 31,        FEBRUARY 3,        FEBRUARY 1,
                                                                    1995               1996               1997
                                                              ----------------   ----------------   ----------------
Net sales...................................................     1,051,109          1,305,000          1,829,467
Operating costs and expenses................................     1,019,968          1,287,331          1,758,118
                                                                 ---------          ---------          ---------
Income from operations......................................        31,141             17,669             71,349
                                                                 ---------          ---------          ---------
Other income (expense):
  Interest, net.............................................        18,578             27,155             (9,287)
  Dividend income...........................................           240                880                640
  Gain (loss) on disposal of property, plant and
     equipment..............................................            --            (22,869)                --
  Miscellaneous, net........................................          (292)               663                503
                                                                 ---------          ---------          ---------
Total other expense, net....................................        18,526              5,829             (8,144)
                                                                 ---------          ---------          ---------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............        49,667             23,498             63,205
Income tax expense (benefit)................................        10,557              4,061              9,740
                                                                 ---------          ---------          ---------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................        39,110             19,437             53,465
                                                                 ---------          ---------          ---------
Net earnings................................................        39,110             19,437             53,465
Retained earnings at beginning of period....................       809,687            824,797            820,234
Dividends paid..............................................       (24,000)           (24,000)           (24,000)
                                                                 ---------          ---------          ---------
Retained earnings at end of period..........................       824,797            820,234            849,699
                                                                 =========          =========          =========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 1,829,467    $ 53,465    $ 72,493   $124,518     $1,089,699
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 1,829,467      53,465      72,493    124,518      1,089,699
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                     (541)       (641)      (641)
  Adjustment for ownership in other Belk
    entities..................................                                                         (8,272)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $ 52,924    $ 71,853   $123,878     $1,081,427
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (22,769)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........           --
    Loans receivable from affiliates, net.....     (106,102)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............          838
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (128,033)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (128,033)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 15

                          BELK OF HARTWELL, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 4:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                     1998
                                                      -------------------,

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 15

                          BELK OF LAGRANGE, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of LaGrange, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 3:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 0.3852 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 712,547 shares of New Belk Class A Common Stock which will represent approximately 1.1877% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (16)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                          BELK OF LAGRANGE, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF LAGRANGE, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of LaGrange, Ga., Inc. (the "Company") will be held on April 15, 1998, at 3:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 0.3852 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                          BELK OF LAGRANGE, GA., INC.

                               SUPPLEMENT NO. 16

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 16 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF LAGRANGE, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1935 as Gallant-Belk Company. The Company changed its name to Belk of LaGrange, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 3:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 0.3852 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,403,654 shares of Common Stock outstanding held of record by 58 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 72.6% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization--Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,500,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of Directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13, and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                    ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                  -----------   -----------   --------   ----------   ----------------
Net Sales..................  $37,503,222   $37,503,222     0.6      $7,376,891     $15,125,042
EBITDA.....................    3,283,672     3,168,892       7       7,376,891      14,805,353
EBIT.......................    2,246,996     2,132,216      10       7,376,891      13,945,269
Net Income.................    1,099,531     1,025,390      15              --      15,380,850
Book Equity................   18,081,727     9,064,074       1              --       9,064,074

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Gallant-Belk Company            5.6306%          X        $31,711,921         =        $ 1,785,571
Belk of Athens, Ga.,
  Inc.                          9.1895%          X         14,290,078         =          1,313,187
Belk's Department
  Store of
  Cartersville,
  Georgia,
  Incorporated                 11.2167%          X          3,810,247         =            427,384
Belks of Cornelia,
  Ga., Inc.                     3.6169%          X          4,947,119         =            178,932
Belks of Covington,
  Ga., Inc.                    20.2976%          X          4,579,688         =            929,567
Belks-Matthews
  Company of Dublin,
  Georgia                      15.7753%          X          6,637,219         =          1,047,041
Belk Department Store
  of Greenwood, S.C.,
  Inc.                          6.5851%          X          8,472,623         =            557,931
Belk-Matthews
  Company, Macon,
  Georgia, Inc.                15.0400%          X         14,496,059         =          2,180,207
Belk of Thomaston,
  Georgia, Inc.                 .00027           X          30,39,289         =                818
Belk of Toccoa, Ga.,
  Inc.                          9.0148           X          4,349,985         =            392,142
Belk-Matthews,
  Vidalia, Georgia,
  Inc.                         10.0160           X          4,962,587         =            497,053
Belk of Waycross,
  Ga., Inc.                     1.3163           X         43,828,148         =            576,910
                                                                                       -----------
Total                                                                                  $ 9,886,744
                                                                                       ===========
Relative Operating Value of Company                                                    $15,380,850
Relative Operating Value of Other Companies Owned by Company                  +          9,886,744
                                                                                       -----------
Total Relative Value of Company                                               =        $25,267,594
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of Athens, Ga.,
  Inc.                          6.3399%          X        $25,267,594         =        $ 1,601,940
Belk Brothers Company          16.1591%          X         25,267,594         =          4,083,016
Belk Enterprises,
  Inc.                         16.2920%          X         25,267,594         =          4,116,596
Belk of Dalton, Ga.,
  Inc.                          1.6387%          X         25,267,594         =            414,060
Belk of Seneca, SC.,
  Inc.                           .0011%          X         25,267,594         =                278
Belk of Thomaston,
  Ga., Inc.                     5.2214%          X         25,267,594         =          1,319,322
                                                                                       -----------
Total                                                                                  $11,535,212
                                                                                       ===========
Total Relative Value of Company                                                        $25,267,594
Total Relative Value of Company Owned by Other Belk Companies                 -         11,535,212
                                                                                       -----------
Net Relative Value of Company                                                 =        $13,732,381
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $13,732,381             /          $1,156,266,577            =              1.1877%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.1877%               X         59,998,834)        /          1,849,811         =              .3852


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 0.32
  Dividends(2)..............................................         0.05
  Book value per share(3)...................................         5.31
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............         0.96
  Dividends(2)..............................................         0.26
  Book value per share(5)...................................        12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         0.37
  Dividends(2)..............................................         0.10
  Book value per share......................................         4.82


---------------

(1) Based on 3,403,654 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,403,654 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $34,875       $36,355       $37,503
Net income..................................................      1,688         1,266         1,100
Per common share Income.....................................       0.50          0.37          0.32
  Net income (loss)(1)......................................         --            --            --
  Dividends.................................................       0.02          0.04          0.05
  Book value(2).............................................       4.71          5.04          5.31
Total assets................................................     19,609        20,132        30,360
Shareholders' equity........................................     16,022        17,152        18,082

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $25,479       $25,981
Income from operations......................................        806         1,731

---------------


(1) Based on 3,403,654 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,403,654 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY


     General. The Company operates four retail department stores in the following locations in Georgia: Lakeland Plaza Shopping Center in Cumming; Banks Crossing in Fayetteville; Lakeshore Plaza in Gainesville; and West Georgia Commons in LaGrange. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus, with the exception that the Company's store in Gainesville, Georgia operates from two locations in Lakeshore Plaza. The stores are managed out of the Kerr group office in Norcross, Georgia.


     Facilities. The Company operates four stores, of which three are leased under long-term leases and one is owned by the Company. The leases have termination dates ranging from 1999 through 2007, and for the lease terminating in 1999, the Company has options to extend the lease through 2019. The floor space of the leased stores ranges from 41,000 to 140,000 square feet. The store owned by the Company in Cumming contains approximately 51,000 square feet of floor area. The Company believes the facilities are adequate to meet its current needs, with the exception of the store building at Banks Crossing in Fayetteville which the Company is considering expanding.

     Competition. Specific competitors in the Company's markets include Wal-Mart, Penney, Sears and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g)(h)..................................   2,243,235         65.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(g)(h)..............................................   1,833,997         53.9%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(g)(h)..............................................   1,833,997         53.9%
John R. Belk (Director and Executive Officer)
  (b)(d)(g)(h)..............................................   1,835,194         53.9%
Henderson Belk (Director) (e)(f)............................     197,359          5.8%
Sarah Belk Gambrell (e)(f)..................................     397,974         11.7%
Sarah Gambrell Knight.......................................     275,620          8.1%
Leroy Robinson (Director) (b)(d)............................     204,800          6.0%
Katherine McKay Belk (b)(d).................................     240,727          7.1%
Katherine Belk Morris (b)(d)................................     280,154          8.2%
Robert K. Kerr, Jr. (Director and Executive Officer)........           0             *
Thomas M. Belk, Trustee U/A dated September 15, 1993........     187,375          5.5%
Belk of Athens, Ga., Inc....................................     215,787          6.3%
Belk Enterprises, Inc.......................................     554,522         16.3%
Belk of Thomaston, Ga., Inc.................................     177,719          5.2%
J.V. Properties.............................................     550,000         16.2%
All Directors and Executive Officers as a group (7
  persons)..................................................   2,470,494         72.6%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell
Knight -- 810 Colville Road, Charlotte, N.C. 28207; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Thomas M. Belk, Trustee U/A dated September 15, 1993; Belk of Athens, Ga., Inc., Belk Enterprises, Inc., Belk of Thomaston, Ga., Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 27,546 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.


(b) Includes 17,425 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.



(c) Includes 1,198 shares held by Claudia W. Belk, Tr. U/A f/b/o Mary Claudia Belk. Claudia W. Belk, the Trustee, is John M. Belk's wife.

(d) Includes 187,375 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(e)  Includes 191,850 shares held in several Trusts established by the Will of
     W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 5,509 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(g) Includes 215,787 shares held by Belk of Athens, Ga., Inc., 55,777 shares held by Belk of Dalton, Ga., Inc., 38 shares held by Belk of Seneca, S.C., Inc., 554,522 shares held by Belk Enterprises, Inc. and 177,719 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(h) Includes 550,000 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

                          BELK OF LAGRANGE, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   253,060    $   401,998
  Accounts receivable, net..................................    4,159,156      5,157,243
  Merchandise inventory.....................................    6,685,259      7,419,034
  Receivable from affiliates, net...........................      889,301             --
  Refundable income taxes...................................       62,338             --
  Deferred income taxes.....................................       61,711             --
  Other.....................................................      363,370        340,792
                                                              -----------    -----------
Total current assets........................................   12,474,195     13,319,067
Loans receivable from affiliates, net.......................           --      1,411,340
Investments.................................................      172,377      9,017,652
Property, plant and equipment, net..........................    6,881,117      6,071,231
Other noncurrent assets.....................................      604,355        540,553
                                                              -----------    -----------
                                                              $20,132,044    $30,359,843
                                                              ===========    ===========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 2,115,827    $ 2,000,245
  Payables to affiliates, net...............................           --      9,190,069
  Deferred income taxes.....................................           --         26,853
  Accrued income taxes......................................       14,514        249,896
                                                              -----------    -----------
Total current liabilities...................................    2,130,341     11,467,063
Deferred income taxes.......................................      208,624        231,055
Loans payable to affiliates, net............................       88,660             --
Other noncurrent liabilities................................      552,040        579,998
                                                              -----------    -----------
Total liabilities...........................................    2,979,665     12,278,116
Shareholders' equity:
  Common stock..............................................    3,403,654      3,403,654
  Retained earnings.........................................   13,748,725     14,678,073
                                                              -----------    -----------
Total shareholders' equity..................................   17,152,379     18,081,727
                                                              -----------    -----------
                                                              $20,132,044    $30,359,843
                                                              ===========    ===========

                          BELK OF LAGRANGE, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $34,874,800   $36,651,805   $37,852,279
Less: Leased Sales......................................           --       296,791       349,056
                                                          -----------   -----------   -----------
Net sales...............................................   34,874,800    36,355,014    37,503,223
Operating costs and expenses............................   32,062,978    34,252,957    35,374,485
                                                          -----------   -----------   -----------
Income from operations..................................    2,811,822     2,102,057     2,128,738
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (138,818)     (153,809)     (544,778)
  Dividend income.......................................       25,547        19,748        11,639
  Gain (loss) on disposal of property, plant and
     equipment..........................................           --          (147)           --
  Gain (loss) on sale of securities.....................       59,814            --            --
  Miscellaneous, net....................................      (40,636)         (625)        3,480
                                                          -----------   -----------   -----------
Total other expense, net................................      (94,093)     (134,833)     (529,659)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    2,717,729     1,967,224     1,599,079
Income tax expense (benefit)............................    1,029,506       701,113       566,170
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    1,688,223     1,266,111     1,032,909
Equity in earnings (loss) of unconsolidated entity, net
  of tax................................................           --            --        66,622
                                                          -----------   -----------   -----------
Net earnings............................................    1,688,223     1,266,111     1,099,531
Retained earnings at beginning of period................   10,998,610    12,618,760    13,748,725
Dividends paid..........................................      (68,073)     (136,146)     (170,183)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $12,618,760   $13,748,725   $14,678,073
                                                          ===========   ===========   ===========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $37,503,222   $1,099,530   $2,246,995   $3,283,671    $18,081,726
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --           --           --           --             --
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............  $37,503,222    1,099,530    2,246,995    3,283,671     18,081,726
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                        --           --           --
  Gain/loss on sale of securities...........                        --           --           --
  Impairment loss...........................                        --           --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                   (66,622)    (103,140)    (103,140)
  Gain/loss on discontinued operations......                        --           --           --
  Adjustment to tax expense.................                        --           --           --             --
                                                            ----------   ----------   ----------
Total non-operating items...................                   (66,622)    (103,140)    (103,140)
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                    (7,518)     (11,639)     (11,639)
  Adjustment for ownership in other Belk
    entities................................                                                         (9,017,652)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $1,025,390   $2,132,216   $3,168,892    $ 9,064,074
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (401,998)
    Negative cash balances reclassified to
      accounts payable......................          160
    Receivables from affiliates, net........           --
    Loans receivable from affiliates, net...   (1,411,340)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............    9,190,069
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................    7,376,891
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $ 7,376,891
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 16

                          BELK OF LAGRANGE, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 3:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 16

                        BELK OF LAWRENCEVILLE, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Lawrenceville, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 32.1911 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 144,989 shares of New Belk Class A Common Stock which will represent approximately 0.2417% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (17)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                        BELK OF LAWRENCEVILLE, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF LAWRENCEVILLE, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Lawrenceville, Ga., Inc. (the "Company") will be held on April 15, 1998, at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 32.1911 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                        BELK OF LAWRENCEVILLE, GA., INC.

                               SUPPLEMENT NO. 17

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 17 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF LAWRENCEVILLE, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................  B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1945 as Belk-Gallant Company of Lawrenceville, Georgia. The Company changed its name to Belk of Lawrenceville, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement") by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 32.1911 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 9,712 shares of Common Stock outstanding held of record by 36 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 82.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 9,712 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT          RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------            ----------    ----------    --------    -----------    ----------------
Net Sales............  $8,157,700    $8,157,700      0.6       $(1,130,204)      $6,024,824
EBITDA...............     626,162       626,162        7        (1,130,204)       5,513,338
EBIT.................     407,109       407,109       10        (1,130,204)       5,201,294
Net Income...........     277,437       277,437       15                --        4,161,555
Book Equity..........   3,674,135     3,673,874        1                --        3,673,874

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $6,024,824
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $6,024,824
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company           11.5321%          X        $ 6,024,824         =        $  694,789
Belk of Athens, Ga.,
  Inc.                           .5766           X          6,024,824         =            34,739
Belk Brothers Company          15.8155           X          6,024,824         =           952,856
Belk Enterprises,
  Inc.                         21.5815           X          6,024,824         =         1,300,248
Belk of Dalton, Ga.,
  Inc.                          4.1186           X          6,024,824         =           248,138
                                                                                       ----------
Total                                                                                  $3,230,770
                                                                                       ==========

Total Relative Value of Company                                                        $6,024,824
Total Relative Value of Company Owned by Other Belk Companies                 -         3,230,770
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,794,055
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 2,794,055             /          $1,156,226,577            =               .2417%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2417%               X         59,998,834)        /              4,504         =            32.1911


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 28.57
  Dividends(2)..............................................          5.00
  Book value per share(3)...................................        378.31
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         30.90
  Dividends(2)..............................................          8.37
  Book value per share......................................        403.03


---------------

(1) Based on 9,712 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 9,712 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 8,238       $ 8,020       $ 8,158
Net income..................................................        132           125           277
Per common share
  Net income (loss)(1)......................................      13.57         12.83         28.57
  Dividends.................................................         --          5.00          5.00
  Book value(2).............................................     346.91        354.74        378.31
Total assets................................................      4,061         3,976         4,281
Shareholders' equity........................................      3,369         3,445         3,674

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $5,542        $5,824
Income from operations......................................        64           557

---------------


(1) Based on 9,712 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 9,712 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in River Exchange Shopping Center in Lawrenceville, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 63,000 square feet of floor area. The current term of the lease expires in 2011. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Target and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     7,626           78.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d)(e)..............................................     6,248           64.3%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d)(f)..............................................     6,259           64.4%
John R. Belk (Director and Executive Officer)
  (a)(c)(d)(g)..............................................     6,306           64.9%
Henderson Belk (Director) (b)...............................        56               *
Sarah Belk Gambrell (b).....................................     1,618           16.7%
Leroy Robinson (Director) (a)...............................       954            9.8%
Katherine McKay Belk (a)(h).................................       985           10.1%
Katherine Belk Morris (a)...................................     1,042           10.7%
Robert K. Kerr, Jr. (Director)..............................        26               *
Thomas M. Belk, Trustee U/A dated January 15, 1993..........       954            9.8%
Gallant-Belk Company........................................     1,120           11.5%
Belk Enterprises, Inc.......................................     2,096           21.6%
J.V. Properties.............................................     1,536           15.8%
All Directors and Executive Officers as a group (7
  persons)..................................................     7,979           82.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Thomas M. Belk, Trustee U/A dated September 15, 1993, Gallant-Belk Company, Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 954 shares held Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 56 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 1,120 shares held by Gallant-Belk Company, 56 shares held by Belk of Athens, Ga., Inc., 400 shares held by Belk of Dalton, Ga., Inc. and 2,096 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 1,536 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e) Includes 19 shares held by Thomas M. Belk, Jr., as custodian for his minor children.

(f) Includes 9 shares held by H. W. McKay Belk as custodian for his minor children.

(g) Includes 10 shares held by John R. Belk as custodian for his minor children.

(h) Includes 31 shares held by Katherine M. Belk as custodian for her minor grandchildren.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................  F-2

  Unaudited Statements of Earnings and Retained Earnings....  F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4

                        BELK OF LAWRENCEVILLE, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3    FEBRUARY 1
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   53,965    $   82,947
  Accounts receivable, net..................................   1,085,625     1,309,279
  Merchandise inventory.....................................   1,514,785     1,565,056
  Receivable from affiliates, net...........................     762,163       977,256
  Refundable income taxes...................................       3,433            --
  Deferred income taxes.....................................      19,329            --
  Other.....................................................      79,946        76,722
                                                              ----------    ----------
Total current assets........................................   3,519,246     4,011,260
Loans receivable from affiliates, net.......................      70,000        70,000
Investments.................................................         261           261
Property, plant and equipment, net..........................     352,317       149,790
Deferred income taxes.......................................       2,923        24,079
Other noncurrent assets.....................................      30,875        25,771
                                                              ----------    ----------
                                                              $3,975,622    $4,281,161
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  435,150    $  462,458
  Deferred income taxes.....................................          --           931
  Accrued income taxes......................................      49,387        97,549
                                                              ----------    ----------
Total current liabilities...................................     484,537       560,938
Other noncurrent liabilities................................      45,827        46,088
                                                              ----------    ----------
Total liabilities...........................................     530,364       607,026
Shareholders' equity:
  Common stock..............................................     971,200       971,200
  Additional paid in capital................................         607           607
  Retained earnings.........................................   2,473,451     2,702,328
                                                              ----------    ----------
Total shareholders' equity..................................   3,445,258     3,674,135
                                                              ----------    ----------
                                                              $3,975,622    $4,281,161
                                                              ==========    ==========

                        BELK OF LAWRENCEVILLE, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $8,238,018    $8,020,046    $8,157,701
Operating costs and expenses...............................   7,954,044     7,851,803     7,749,789
                                                             ----------    ----------    ----------
Income from operations.....................................     283,974       168,243       407,912
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      (9,117)       24,651        26,772
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --         3,200            --
  Miscellaneous, net.......................................      (9,793)           33          (802)
                                                             ----------    ----------    ----------
Total other expense, net...................................     (18,910)       27,884        25,970
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     265,064       196,127       433,882
Income tax expense (benefit)...............................     133,282        71,493       156,445
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     131,782       124,634       277,437
                                                             ----------    ----------    ----------
Net earnings...............................................     131,782       124,634       277,437
Retained earnings at beginning of period...................   2,265,595     2,397,377     2,473,451
Dividends paid.............................................          --       (48,560)      (48,560)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,397,377    $2,473,451    $2,702,328
                                                             ==========    ==========    ==========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13
                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 8,157,700    $277,437    $407,109   $626,162     $ 3,674,135
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --              --
                                                -----------    --------    --------   --------     -----------
Adjusted Shareholders' Statement..............  $ 8,157,700     277,437     407,109    626,162       3,674,135
                                                ===========    --------    --------   --------     -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --              --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                            (261)
                                                               --------    --------   --------     -----------
Per Model.....................................                 $277,437    $407,109   $626,162     $ 3,673,874
                                                               ========    ========   ========     ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (82,948)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (977,256)
    Loans receivable from affiliates, net.....      (70,000)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,130,204)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,130,204)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 17

                        BELK OF LAWRENCEVILLE, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                         Dated:                            1998
                                                --------------------------,

                                         ---------------------------------
                                                    Signature

                                         ---------------------------------
                                                    Signature

                                         Name(s) should be signed exactly
                                         as shown to the left hereof.
                                         Title should be added if signing
                                         as executor, administrator,
                                         trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 17

                    BELK-MATTHEWS COMPANY OF MACON, GEORGIA

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Matthews Company of Macon, Georgia (the "Company"), to be held on April 15, 1998, at 1:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 100.2971 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 602,585 shares of New Belk Class A Common Stock which will represent approximately 1.0043% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (18)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                    BELK-MATTHEWS COMPANY OF MACON, GEORGIA

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-MATTHEWS COMPANY OF MACON, GEORGIA:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Matthews Company of Macon, Georgia (the "Company") will be held on April 15, 1998, at 1:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 100.2971 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                    BELK-MATTHEWS COMPANY OF MACON, GEORGIA

                               SUPPLEMENT NO. 18

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                          DATED                , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 18 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-MATTHEWS COMPANY OF MACON, GEORGIA (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1942. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 1:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies, and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 100.2971 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 7,500 shares of Common Stock outstanding held of record by 38 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 61.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share with New Belk the risk associated with the increased competition from other major retail department stores that have moved into the Company's market in the past year. Even though the Company has recently completed a major renovation of its store, the new competition has created a highly competitive situation. The Merger would enable the Company to rely upon New Belk to help finance the Company's business, including such renovation.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 14,530 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted

Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                    ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                  -----------   -----------   --------   ----------   ----------------
Net Sales..................  $32,745,226   $32,745,226     0.6      $9,852,780     $ 9,794,355
EBITDA.....................    3,949,840     2,560,697       7       9,852,780       8,072,099
EBIT.......................    2,830,612     1,441,469      10       9,852,780       4,561,910
Net Income.................    1,577,982       708,585      15              --      10,628,775
Book Equity................   14,557,476    13,068,547       1              --      13,068,547

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Tags Stores, LLC                9.4420%          X        $15,118,749         =        $ 1,427,512
                                                                                       -----------
Total                                                                                  $ 1,427,512
                                                                                       ===========
Relative Operating Value of Company                                                    $13,068,547

Relative Operating Value of Other Companies Owned by Company                  +          1,427,512
                                                                                       -----------
Total Relative Value of Company                                               =        $14,496,059
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                           2.400%          X        $14,496,059         =        $   347,905
Matthews-Belk Company            .9467%          X         14,496,059         =            137,234
Belk of LaGrange,
  Ga., Inc.                    15.0400%          X         14,496,059         =          2,180,207
Belk of Monroe, NC,
  Inc.                           .8667%          X         14,496,059         =            125,637
Belk of Thomaston,
  Ga., Inc.                      .6400%          X         14,496,059         =             92,775
                                                                                       -----------
Total                                                                                  $ 2,883,759
                                                                                       ===========
Total Relative Value of Company                                                        $14,496,059
Total Relative Value of Company Owned by Other Belk Companies                 -          2,883,759
                                                                                       -----------
Net Relative Value of Company                                                 =        $11,612,300
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $11,612,300             /          $1,156,226,577            =              1.0043%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.0043%               X         59,998,834)        /              6,008         =           100.2971


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $210.40
  Dividends(2)..............................................          7.50
  Book value per share(3)...................................      1,941.00
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         96.29
  Dividends(2)..............................................         26.08
  Book value per share......................................      1,255.72


---------------

(1) Based on 7,500 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 7,500 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  33,306     $  32,711     $  32,745
Net income..................................................       1,028           613         1,578
Per common share
  Net income (loss)(1)......................................      137.03         81.67        210.40
  Dividends.................................................        7.50         10.00          7.50
  Book value(2).............................................    1,712.98      1,823.24      1,941.00
Total assets................................................      20,867        22,598        28,843
Shareholders' equity........................................      12,847        13,674        14,557

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $20,540       $20,832
Income (loss) from operations...............................        500        (1,033)

---------------


(1) Based on 7,500 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 7,500 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Other income (expense), net improved to income of 3.4% of sales in fiscal year 1997 compared to an expense of 0.7% in fiscal year 1996 as a result of a $1.4 million gain on the sale of securities.

     In fiscal year 1997, the Macon Outlet Center was contributed to TAGS Stores, LLC in exchange for a partnership interest. Comparable store sales increased due to a strong sales performance at both the Macon, Georgia location that was remodeled in the fall of fiscal year 1997 and the Warner Robins, Georgia location that was relocated in the fall of fiscal year 1995.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in the following locations in Georgia: Galleria Mall in Centerville and Macon Mall in Macon. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Matthews group office in Macon, Georgia. The Company also operates a marking and receiving center in the Galleria Mall location that receives inventory, marks it for shipping to other Belk stores served by the Matthews group and ships the inventory to such stores. Furthermore, the Matthews group office operates out of the Macon Mall location. The Matthews group office provides buying, advertising, accounting, personnel and other services to stores in the Matthews group area.

     Facilities. The Company owns the store property and building, which contains approximately 160,000 square feet of floor area, at the Macon Mall location, together with an adjacent parking area. The Company leases its store building at Galleria Mall in Centerville, which contains approximately 80,000 square feet of floor area. The current term of the lease expires in 2014. The Macon Mall store completed a major remodeling in 1996, and the Company believes that its buildings are adequate to meet its current needs.

     Competition. Specific competitors in the Company's markets include Penney, Sears, Dillard, Macy's and Parisian.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....      2,592          34.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)....................................................      2,079          27.7%
H. W. McKay Belk (Director and Executive Officer) (b)(c)....      2,079          27.7%
John R. Belk (Director and Executive Officer) (b)(c)........      2,099          28.0%
Henderson Belk (Director)...................................          0              *
Sarah Belk Gambrell.........................................      957.0          12.8%
Leroy Robinson (Director) (b)...............................      532.0           7.1%
B. Frank Matthews, II (Director and Executive Officer)
  (e)(f)(g).................................................      825.0          11.0%
William M. Matthews, IV (Director and Executive Officer)....    1,015.5          13.5%
Katherine McKay Belk (b)....................................        628           8.4%
Katherine Belk Morris (b)...................................        587           7.8%
Elizabeth M. Welton (d)(e)..................................      384.0           5.1%
Larry Williams (Executive Officer)..........................          0              *
Thomas M. Belk, Trustee U/A date September 15, 1993.........        532           7.1%
Belk of LaGrange, Ga., Inc..................................      1,128          15.0%
All Directors and Executive Officers as a group (8
  persons)..................................................    4,617.5          61.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Frank Matthews, II and Elizabeth Matthews Welton -- 2240 Remount Road, Gastonia, N.C. 28054; William M. Matthews, V and Larry Williams -- 3661 Eisenhower Parkway, Macon, Ga. 31206; Belk of LaGrange, Ga, Inc. and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 240 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 532 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 65 shares held by Belk Brothers of Monroe, North Carolina, Incorporated, 1,128 shares held by Belk of LaGrange, Ga., Inc., 180 shares held by Belk Enterprises, Inc., 48 shares held by Belk of Thomaston, Ga., Inc. and 71 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in

     March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(d) Includes 347 shares held by Elizabeth Matthews Welton Family Limited Partnership Phase II. Elizabeth M. Welton has voting and investment power with respect to such shares.


(e) Includes 37 shares held by Robinson Investment Company. B. Frank Matthews, II and Elizabeth M. Welton share the voting and investment power with respect to such shares.


(f) Includes 360 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the will of J.H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.



(g)  Includes 53 shares held by B. Frank Matthew, II's wife, Betty Choate
     Matthews.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                    BELK-MATTHEWS COMPANY OF MACON, GEORGIA

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 3,245,514   $   703,227
  Accounts receivable, net..................................    5,575,080     6,167,158
  Merchandise inventory.....................................    6,709,129     7,439,620
  Refundable income taxes...................................       74,869        68,120
  Deferred income taxes.....................................       96,286        72,287
  Other.....................................................      393,750       409,105
                                                              -----------   -----------
Total current assets........................................   16,094,628    14,859,517
Loans receivable from affiliates, net.......................       11,545        11,545
Investments.................................................    1,056,385     1,488,928
Property, plant and equipment, net..........................    5,294,752    12,360,087
Other noncurrent assets.....................................      140,620       122,430
                                                              -----------   -----------
                                                              $22,597,930   $28,842,507
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $        --   $ 8,187,379
  Current installments of long-term debt....................      750,000            --
  Accounts payable and accrued expenses.....................    1,756,834     2,174,743
  Payables to affiliates, net...............................    2,105,060     2,380,175
  Accrued income taxes......................................           --        83,923
                                                              -----------   -----------
Total current liabilities...................................    4,611,894    12,826,220
Deferred income taxes.......................................      553,139       352,703
Long-term debt, excluding current installments..............    3,000,000            --
Other noncurrent liabilities................................      335,446       364,840
                                                              -----------   -----------
Total liabilities...........................................    8,500,479    13,543,763
Deferred income.............................................      423,121       741,269
Shareholders' equity:
  Common stock..............................................      750,000       750,000
  Additional paid in capital................................        3,802         3,802
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................      638,586            --
  Retained earnings.........................................   12,281,942    13,803,673
                                                              -----------   -----------
Total shareholders' equity..................................   13,674,330    14,557,475
                                                              -----------   -----------
                                                              $22,597,930   $28,842,507
                                                              ===========   ===========

                    BELK-MATTHEWS COMPANY OF MACON, GEORGIA

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $33,744,348   $33,122,857   $33,077,203
Less: Leased Sales......................................      438,376       411,598       331,978
                                                          -----------   -----------   -----------
Net sales...............................................   33,305,972    32,711,259    32,745,225
Operating costs and expenses............................   31,331,880    31,550,086    31,323,288
                                                          -----------   -----------   -----------
Income from operations..................................    1,974,092     1,161,173     1,421,937
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (295,380)     (227,569)     (309,278)
  Dividend income.......................................       16,743        19,533        26,704
  Gain (loss) on disposal of property, plant and
     equipment..........................................     (104,413)       (5,188)      (13,912)
  Gain (loss) on sale of securities.....................           --            --     1,403,055
  Miscellaneous, net....................................       13,217        (3,063)       (7,172)
                                                          -----------   -----------   -----------
Total other expense, net................................     (369,833)     (216,287)    1,099,397
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,604,259       944,886     2,521,334
Income tax expense (benefit)............................      576,520       332,330       943,353
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    1,027,739       612,556     1,577,981
                                                          -----------   -----------   -----------
Net earnings............................................    1,027,739       612,556     1,577,981
Retained earnings at beginning of period................   10,772,897    11,744,386    12,281,942
Dividends paid..........................................      (56,250)      (75,000)      (56,250)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $11,744,386   $12,281,942   $13,803,673
                                                          ===========   ===========   ===========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                        TOTAL
                                                           NET INCOME                               SHAREHOLDERS'
                                              NET SALES    (LOSS)(1)      EBIT(2)      EBITDA(2)       EQUITY
                                             -----------   ----------   -----------   -----------   -------------
Per Shareholders' Statement................  $32,745,226   $1,577,982   $ 2,830,612   $ 3,949,840    $14,557,476
Adjustments to eliminate less than
  wholly-owned subsidiaries................           --           --            --            --             --
                                             -----------   ----------   -----------   -----------    -----------
Adjusted Shareholders' Statement...........  $32,745,226    1,577,982     2,830,612     3,949,840     14,557,476
                                             ===========   ----------   -----------   -----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E............                     8,707        13,912        13,912
  Gain/loss on sale of securities..........                  (878,104)   (1,403,055)   (1,403,055)
  Impairment loss..........................                        --            --            --
  Equity in earnings of unconsolidated
    subsidiaries...........................                        --            --            --
  Gain/loss on discontinued operations.....                        --            --            --
  Adjustment to tax expense................                        --            --            --             --
                                                           ----------   -----------   -----------
Total non-operating items..................                  (869,397)   (1,389,143)   (1,389,143)
                                                           ----------   -----------   -----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities....................                        --            --            --
  Adjustment for ownership in other Belk
    entities...............................                                                           (1,488,928)
                                                           ----------   -----------   -----------    -----------
Per Model..................................                $  708,585   $ 1,441,469   $ 2,560,697    $13,068,548
                                                           ==========   ===========   ===========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents................  $  (703,229)
    Negative cash balances reclassified to
      accounts payable.....................           --
    Receivables from affiliates, net.......           --
    Loans receivable from affiliates,
      net..................................      (11,545)
  Liabilities
    Notes payable..........................    8,187,379
    Current installments of long-term
      debt.................................           --
    Current portion of obligations under
      capital leases.......................           --
    Payables to affiliates, net............    2,380,175
    Long-term debt, excluding current
      installments.........................           --
    Obligations under capital leases,
      excluding current portion............           --
    Loans payable to affiliates, net.......           --
                                             -----------
Net debt (cash)............................    9,852,780
Adjustments to eliminate less than
  wholly-owned subsidiaries................           --
                                             -----------
Per Model..................................  $ 9,852,780
                                             ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 18

                    BELK-MATTHEWS COMPANY OF MACON, GEORGIA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 1:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 18

               BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Matthews Company of Milledgeville, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 1:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 37.1091 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 266,146 shares of New Belk Class A Common Stock which will represent approximately 0.4436% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (19)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

               BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Matthews Company of Milledgeville, Ga., Inc. (the "Company") will be held on April 15, 1998, at 1:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 37.1091 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

               BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC.

                               SUPPLEMENT NO. 19

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                          DATED                , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 19 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
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
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................  B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1951. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 1:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 37.1091 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 8,640 shares of Common Stock outstanding held of record by 32 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 65.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' right of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 17,280 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or additional bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested Shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested Shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested Shareholder, except in certain circumstances or (v) any receipt by the interested Shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT         RELATIVE
METHODOLOGY                     ACTUAL      ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------                   ----------   ----------   --------   -----------   ----------------
Net Sales...................  $5,289,804   $5,289,804     0.6      $(2,241,083)     $5,414,966
EBITDA......................     429,244      429,244       7       (2,241,083)      5,245,791
EBIT........................     393,758      393,758      10       (2,241,083)      6,178,663
Net Income..................     309,962      309,962      15               --       4,649,430
Book Equity.................   3,976,932    3,976,526       1               --       3,976,526

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $ 6,178,663
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 6,178,663
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                           .5093%          X        $ 6,178,663         =        $    31,468
Belk of Dalton, Ga.,
  Inc.                         16.4815%          X          6,178,663         =          1,018,336
                                                                                       -----------
Total                                                                                  $ 1,049,804
                                                                                       ===========

Total Relative Value of Company                                                        $ 6,178,663
Total Relative Value of Company Owned by Other Belk Companies                 -          1,049,804
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 5,128,859
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 5,128,859             /          $1,156,226,577            =               .4436%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4436%               X         59,998,834)        /              7,172         =            37.1091


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 35.88
  Dividends(2)..............................................         12.50
  Book value per share(3)...................................        460.29
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         35.62
  Dividends(2)..............................................          9.65
  Book value per share......................................        464.61


---------------

(1) Based on 8,640 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 8,640 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 5,599       $ 5,391       $ 5,290
Net income..................................................        186           189           310
Per common share
  Net income (loss)(1)......................................      21.57         21.92         35.88
  Dividends.................................................       7.50         10.00         12.50
  Book value(2).............................................     425.00        436.92        460.29
Total assets................................................      3,986         4,162         4,430
Shareholders' equity........................................      3,672         3,775         3,977

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,696        $3,440
Income from operations......................................       207           106

---------------


(1) Based on 8,640 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 8,640 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Hatcher Square in Milledgeville, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Matthews group office in Macon, Georgia.

     Facilities. The Company leases its store building, which contains approximately 48,000 square feet of floor area. The current term of the lease expires in 2007. The store was expanded by 4,000 square feet and remodeled in 1997. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     2,656           30.7%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e).................................................     1,776           20.6%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e).................................................     1,776           20.6%
John R. Belk (Director and Executive Officer) (b)(c)(e).....     1,776           20.6%
Henderson Belk (Director) (d)...............................       160            1.9%
Sarah Belk Gambrell (d).....................................     1,552           18.0%
Leroy Robinson (Director) (b)(c)............................       100            1.2%
B. Frank Matthews, II (Director and Executive Officer)
  (f)(h)(i).................................................     1,156           13.4%
William M. Matthews, IV (Director and Executive Officer)....     1,200           13.9%
Elizabeth M. Welton (g)(h)..................................       528            6.1%
Montgomery Investment Company...............................       696            8.1%
Belk of Dalton, Ga., Inc....................................     1,424           16.5%
All Directors and Executive Officers as a group (8
  persons)..................................................     5,636           65.2%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Frank Matthews, II and Elizabeth Matthews Welton -- 2240 Remount Road, Gastonia, N.C. 28054; William M. Matthews, V -- 3661 Eisenhower Parkway, Macon, Ga. 31206; Montgomery Investment Company and Belk of Dalton, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 696 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 44 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 56 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 160 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

(e) Includes 1,424 shares held by Belk of Dalton, Ga., Inc. and 44 shares held by Belk Enterprises, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 188 shares held by B. Frank Matthews, II's wife, Betty Choate Matthews.


(g) Includes 320 shares held by Elizabeth Matthews Welton Family Limited Partnership Phase II. Elizabeth M. Welton has voting and investment power with respect to such shares.


(h) Includes 208 shares held by Robinson Investment Company. B. Frank Matthews, II and Elizabeth M. Welton share the voting and investment power with respect to such shares.


(i) Includes 240 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the Will of J.H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

               BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   73,453    $  115,863
  Accounts receivable, net..................................     808,555       938,912
  Merchandise inventory.....................................   1,078,360     1,105,190
  Receivable from affiliates, net...........................   2,021,921     2,121,103
  Deferred income taxes.....................................      16,355        12,208
  Other.....................................................      44,828        41,337
                                                              ----------    ----------
Total current assets........................................   4,043,472     4,334,613
Loans receivable from affiliates, net.......................       4,117         4,117
Investments.................................................         406           406
Property, plant and equipment, net..........................      92,924        72,957
Other noncurrent assets.....................................      21,458        18,374
                                                              ----------    ----------
                                                              $4,162,377    $4,430,467
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  333,874    $  324,875
  Accrued income taxes......................................       3,897        87,330
                                                              ----------    ----------
Total current liabilities...................................     337,771       412,205
Deferred income taxes.......................................      26,582        14,975
Other noncurrent liabilities................................      23,054        26,355
                                                              ----------    ----------
Total liabilities...........................................     387,407       453,535
Shareholders' equity:
  Common stock..............................................     864,000       864,000
  Retained earnings.........................................   2,910,970     3,112,932
                                                              ----------    ----------
Total shareholders' equity..................................   3,774,970     3,976,932
                                                              ----------    ----------
                                                              $4,162,377    $4,430,467
                                                              ==========    ==========

               BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,599,363    $5,391,160    $5,289,804
Operating costs and expenses...............................   5,377,616     5,157,060     4,902,261
                                                             ----------    ----------    ----------
Income from operations.....................................     221,747       234,100       387,543
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      77,973        55,159       103,577
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --          (219)           --
  Miscellaneous, net.......................................      (1,804)        6,710         6,215
                                                             ----------    ----------    ----------
Total other expense, net...................................      76,169        61,650       109,792
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     297,916       295,750       497,335
Income tax expense (benefit)...............................     111,575       106,343       187,373
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     186,341       189,407       309,962
                                                             ----------    ----------    ----------
Net earnings...............................................     186,341       189,407       309,962
Retained earnings at beginning of period...................   2,686,422     2,807,963     2,910,970
Dividends paid.............................................     (64,800)      (86,400)     (108,000)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,807,963    $2,910,970    $3,112,932
                                                             ==========    ==========    ==========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 5,289,805    $309,962    $393,758   $429,244     $3,976,932
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 5,289,805     309,962     393,758    429,244      3,976,932
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                           (406)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $309,962    $393,758   $429,244     $3,976,526
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (115,863)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (2,121,103)
    Loans receivable from affiliates, net.....       (4,117)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (2,241,083)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(2,241,083)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 19

               BELK-MATTHEWS COMPANY OF MILLEDGEVILLE, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 1:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 19

                           BELK OF MONROE, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Monroe, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 16.8755 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 47,825 shares of New Belk Class A Common Stock which will represent approximately 0.0797% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (20)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                           BELK OF MONROE, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF MONROE, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Monroe, Ga., Inc. (the "Company") will be held on April 15, 1998, at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 16.8755 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           BELK OF MONROE, GA., INC.

                               SUPPLEMENT NO. 20

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 20 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF MONROE, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1935 as Gallant-Belk Company, Monroe, Georgia. The Company changed its name to Belk of Monroe, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 16.8755 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,032 shares of Common Stock outstanding held of record by 27 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 76.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks of the Company's uncertain prospects in its market. The Company's store is located in a smaller market that has recently experienced relatively little growth. The management of the Company has considered from time to time whether to recommend the relocation of the Company's store to another market with better growth prospects. The Merger would enable the Company to rely on New Belk to provide the capital necessary to relocate the Company's store. If the Company does not participate in the Reorganization and is required to finance the relocation of its store on its own, there can be no assurance that the Company would be able to obtain the financing necessary to so relocate its store.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New

Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,032 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common

Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment

(which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT          RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------            ----------    ----------    --------    -----------    ----------------
Net Sales............  $1,350,020    $1,350,020      0.6       $(1,151,626)      $1,961,637
EBITDA...............      82,179        82,179        7        (1,151,626)       1,726,878
EBIT.................      75,841        75,841       10        (1,151,626)       1,910,035
Net Income...........      95,424        95,424       15                --        1,431,360
Book Equity..........   1,566,057     1,565,769        1                --        1,565,769

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 1,961,637
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,961,637
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            9.2838%          X        $ 1,961,637         =        $   182,114
Belk Brothers Company          18.2361%          X          1,961,637         =            357,726
Belk Enterprises,
  Inc.                         17.2414%          X          1,961,637         =            338,214
Belk of Dalton, Ga.,
  Inc.                          7.4934           X          1,961,637         =            146,993
Belk of Thomaston,
  Ga., Inc.                        .63%          X          1,961,637         =             12,358
Belk of Athens, Ga.,
  Inc.                           .1326%          X          1,961,637         =              2,601
                                                                                       -----------
Total                                                                                  $ 1,040,007
                                                                                       ===========
Total Relative Value of Company                                                        $ 1,961,637
Total Relative Value of Company Owned by Other Belk Companies                 -          1,040,007
                                                                                       -----------
Net Relative Value of Company                                                 =        $   921,630
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   921,630             /          $1,156,226,577            =               .0797%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0797%               X         59,998,834)        /              2,834         =            16.8755


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 15.82
  Dividends(2)..............................................          7.50
  Book value per share(3)...................................        259.62
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         16.20
  Dividends(2)..............................................          4.39
  Book value per share......................................        211.28


---------------

(1) Based on 6,032 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,032 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $1,289        $1,295        $1,350
Net income..................................................        87            82            95
Per common share
  Net income (loss)(1)......................................     14.48         13.56         15.82
  Dividends.................................................      7.50          7.50          7.50
  Book value(2).............................................    245.24        251.31        259.62
Total assets................................................     1,624         1,635         1,711
Shareholders' equity........................................     1,479         1,516         1,566

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................     $934          $862
Income from operations......................................       32            51

---------------


(1) Based on 6,032 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 6,032 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Monroe Plaza Shopping Center in Monroe, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building on a month-to-month basis. The building contains approximately 26,000 square feet of floor area. The current term of the lease expires in 1998 and there are no options to renew the lease. The Company is evaluating the long-term prospects for its business in Monroe. Should the Company elect to continue operations, management believes that options to renew the lease at market rates would be available.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     4,166           69.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................     3,550           58.9%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................     3,550           58.9%
John R. Belk (Director and Executive Officer) (a)(c)(d).....     3,550           58.9%
Henderson Belk (Director) (b)...............................       360            6.0%
Sarah Belk Gambrell (b).....................................       488            8.1%
Sarah Gambrell Knight.......................................       544            9.0%
Leroy Robinson (Director) (a)...............................       208            3.4%
Katherine Belk Morris (a)...................................       360            6.0%
Robert K. Kerr, Jr. (Director and Executive Officer)........         0               *
Gallant-Belk Company........................................       560            9.3%
Belk of Dalton, Ga., Inc. ..................................       452            7.5%
Belk Enterprises, Inc. .....................................     1,040           17.2%
J.V. Properties.............................................     1,100           18.2%
All Directors and Executive Officers as a group (7
  persons)..................................................     4,598           76.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight- 810 Colville Road, Charlotte, N.C. 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Gallant-Belk Company, Belk of Dalton, Ga., Inc., Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 208 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 360 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.


(c) Includes 560 shares held by Gallant-Belk Company, 8 shares held by Belk of Athens, Ga., Inc., 452 shares held by Belk of Dalton, Ga., Inc., 1,040 shares held by Belk Enterprises, Inc. and 38 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such corporation, under authority given by the directors of each such corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

(d) Includes 1,100 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                           BELK OF MONROE, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $    8,762    $   13,072
  Accounts receivable, net..................................     151,792       190,042
  Merchandise inventory.....................................     324,283       318,488
  Receivable from affiliates, net...........................     151,587       138,553
  Refundable income taxes...................................       4,319        11,609
  Deferred income taxes.....................................       1,281            --
  Other.....................................................      13,258        10,234
                                                              ----------    ----------
Total current assets........................................     655,282       681,998
Loans receivable from affiliates, net.......................     950,000     1,000,000
Investments.................................................         289           289
Property, plant and equipment, net..........................      20,178        19,976
Other noncurrent assets.....................................       9,598         8,710
                                                              ----------    ----------
                                                              $1,635,347    $1,710,973
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  103,281    $   97,940
  Deferred income taxes.....................................          --         4,716
  Accrued income taxes......................................          --        27,535
                                                              ----------    ----------
Total current liabilities...................................     103,281       130,191
Deferred income taxes.......................................       2,522         1,158
Other noncurrent liabilities................................      13,671        13,567
                                                              ----------    ----------
Total liabilities...........................................     119,474       144,916
Shareholders' equity:
  Common stock..............................................     603,200       603,200
  Additional paid in capital................................         550           550
  Retained earnings.........................................     912,123       962,307
                                                              ----------    ----------
Total shareholders' equity..................................   1,515,873     1,566,057
                                                              ----------    ----------
                                                              $1,635,347    $1,710,973
                                                              ==========    ==========

                           BELK OF MONROE, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $1,289,373    $1,295,209    $1,350,018
Operating costs and expenses...............................   1,214,939     1,244,360     1,274,722
                                                             ----------    ----------    ----------
Income from operations.....................................      74,434        50,849        75,296
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      53,301        62,787        57,465
  Miscellaneous, net.......................................        (979)          881           545
                                                             ----------    ----------    ----------
Total other expense, net...................................      52,322        63,668        58,010
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     126,756       114,517       133,306
Income tax expense (benefit)...............................      39,414        32,693        37,882
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      87,342        81,824        95,424
                                                             ----------    ----------    ----------
Net earnings...............................................      87,342        81,824        95,424
Retained earnings at beginning of period...................     833,437       875,539       912,123
Dividends paid.............................................     (45,240)      (45,240)      (45,240)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  875,539    $  912,123    $  962,307
                                                             ==========    ==========    ==========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                  TOTAL
                                                          NET INCOME                          SHAREHOLDERS'
                                             NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                            -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...............  $ 1,350,019    $ 95,424    $ 75,841   $ 82,179     $1,566,058
Adjustments to eliminate less than wholly-
  owned subsidiaries......................           --          --          --         --             --
                                            -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..........  $ 1,350,019      95,424      75,842     82,179      1,566,058
                                            ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...........                       --          --         --
  Gain/loss on sale of securities.........                       --          --         --
  Impairment loss.........................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..........................                       --          --         --
  Gain/loss on discontinued operations....                       --          --         --
  Adjustment to tax expense...............                       --          --         --             --
                                                           --------    --------   --------
Total non-operating items.................                       --          --         --
                                                           --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities...................                       --          --         --
  Adjustment for ownership in other Belk
    entities..............................                                                           (289)
                                                           --------    --------   --------     ----------
Per Model.................................                 $ 95,424    $ 75,841   $ 82,179     $1,565,769
                                                           ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...............  $   (13,072)
    Negative cash balances reclassified to
       accounts payable...................           --
    Receivables from affiliates, net......     (138,553)
    Loans receivable from affiliates,
       net................................   (1,000,000)
  Liabilities
    Notes payable.........................           --
    Current installments of long-term
       debt...............................           --
    Current portion of obligations under
       capital leases.....................           --
    Payables to affiliates, net...........           --
    Long-term debt, excluding current
       installments.......................           --
    Obligations under capital leases,
       excluding current portion..........           --
    Loans payable to affiliates, net......           --
                                            -----------
Net debt (cash)...........................   (1,151,626)
Adjustments to eliminate less than wholly-
  owned subsidiaries......................           --
                                            -----------
Per Model.................................  $(1,151,626)
                                            ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 20

                           BELK OF MONROE, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 20

                           BELK OF NEWNAN, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Newnan, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 18.5978 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 49,210 shares of New Belk Class A Common Stock which will represent approximately 0.0820% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (21)
envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                           BELK OF NEWNAN, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF NEWNAN, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Newnan, Ga., Inc. (the "Company") will be held on April 15, 1998, at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 18.5978 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           BELK OF NEWNAN, GA., INC.

                               SUPPLEMENT NO. 21

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                            DATED             , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 21 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED             , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF NEWNAN, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1941 as Belk-Gallant Company of Newnan, Georgia., Inc. The Company changed its name to Belk of Newnan, Ga., Inc., on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 18.5978 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,684 shares of Common Stock outstanding held of record by 18 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 76.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to continue to rely on New Belk to finance the Company's business. The Company has historically relied on loans and on guarantees of its borrowings from other Belk Companies to finance its business. If the Company does not participate in the Reorganization, there is no assurance that New Belk would continue to provide financial support to the Company. Without such loans and guarantees, the Company may not be able to continue to conduct its business as it is currently being conducted.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporate Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,684 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment

(which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net sales............  $5,884,778    $5,884,778      0.6       $2,210,536       $1,320,331
EBITDA...............     452,269       447,794        7        2,210,536          924,022
EBIT.................     291,274       286,799       10        2,210,536          657,454
Net Income...........      77,179        74,121       15               --        1,111,815
Book Equity..........     506,273       505,935        1               --          505,935

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 1,320,331
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,320,331
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            6.5147%          X        $ 1,320,331         =        $    86,016
Belk Brothers Company          17.6439%          X          1,320,331         =            232,958
Belk of Dalton, Ga.,
  Inc.                          3.9631%          X          1,320,331         =             52,326
Belk of Thomaston,
  Ga., Inc.                      .0543%          X          1,320,331         =                717
                                                                                       -----------
Total                                                                                  $   372,016
                                                                                       ===========
Total Relative Value of Company                                                        $ 1,320,331
Total Relative Value of Company Owned by Other Belk Companies                 -            372,016
                                                                                       -----------
Net Relative Value of Company                                                 =        $   948,314
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   948,314             /          $1,156,226,577            =               .0820%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0820%               X         59,998,834)        /              2,646         =            18.5978


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 20.95
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        137.42
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         17.85
  Dividends(2)..............................................          4.84
  Book value per share......................................        232.84


---------------

(1) Based on 3,684 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,684 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 5,930       $ 5,757       $ 5,885
Net income..................................................        172            46            77
Per common share
  Net income (loss)(1)......................................      46.56         12.40         20.95
  Dividends.................................................         --            --            --
  Book value(2).............................................     104.07        116.48        137.42
Total assets................................................      3,289         3,235         3,323
Shareholders' equity........................................        383           429           506

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,153        $3,875
Income from operations......................................       129           123

---------------


(1) Based on 3,684 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,684 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Net income decreased in fiscal year 1996 due to an increase in advertising, administrative and rent expense.

     Comparable store sales decreased for the nine months ended November 1, 1997 due to new competition entering the market.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Eastgate Shopping Center in Newnan, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 51,000 square feet of floor area. The current term of the lease expires in 2005. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Upton's and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................      2,622           71.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................      1,758           47.7%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................      1,758           47.7%
John R. Belk (Director and Executive Officer) (a)(c)(d).....      1,758           47.7%
Henderson Belk (Director) (b)...............................         24               *
Sarah Belk Gambrell (b).....................................        420           11.4%
Sarah Gambrell Knight.......................................        400           10.9%
Leroy Robinson (Director) (a)...............................        656           17.8%
Katherine McKay Belk (a)....................................        656           17.8%
Katherine Belk Morris (a)...................................        720           19.5%
Gallant-Belk Company........................................        240            6.5%
J.V. Properties.............................................        650           17.6%
Robert K. Kerr, Jr. (Director and Executive Officer)........          0               *
Thomas M. Belk, Trustee U/A dated September 15, 1993........        656           17.8%
All Directors and Executive Officers as a group (7
  persons)..................................................      2,814           76.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell
Knight -- 801 Colville Road, Charlotte, N.C. 28207; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Thomas M. Belk, Trustee U/A dated September 15, 1993, Gallant-Belk Company and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 656 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr. , H. W. McKay, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 24 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 240 shares held by Gallant-Belk Company, 146 shares held by Belk of Dalton, Ga., Inc. and 2 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 650 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................  F-2

Unaudited Statements of Earnings and Retained Earnings......  F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

                           BELK OF NEWNAN, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   55,484    $   62,530
  Accounts receivable, net..................................     675,702       827,876
  Merchandise inventory.....................................   1,153,571     1,222,416
  Receivable from affiliates, net...........................     197,347       226,934
  Refundable income taxes...................................       1,620         1,620
  Deferred income taxes.....................................      16,491            --
  Other.....................................................      59,737        58,207
                                                              ----------    ----------
Total current assets........................................   2,159,952     2,399,583
Investments.................................................       1,438         1,438
Property, plant and equipment, net..........................   1,002,538       869,194
Deferred income taxes.......................................      70,707        52,276
Other noncurrent assets.....................................         637           668
                                                              ----------    ----------
                                                              $3,235,272    $3,323,159
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  278,802    $  283,962
  Deferred income taxes.....................................          --           823
                                                              ----------    ----------
Total current liabilities...................................     278,802       284,785
Loans payable to affiliates, net............................   2,500,000     2,500,000
Other noncurrent liabilities................................      27,376        32,101
                                                              ----------    ----------
Total liabilities...........................................   2,806,178     2,816,886
Shareholders' equity:
  Common stock..............................................     368,400       368,400
  Retained earnings.........................................      60,694       137,873
                                                              ----------    ----------
Total shareholders' equity..................................     429,094       506,273
                                                              ----------    ----------
                                                              $3,235,272    $3,323,159
                                                              ==========    ==========

                           BELK OF NEWNAN, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,929,871    $5,757,105    $5,884,778
Operating costs and expenses...............................   5,580,621     5,496,560     5,598,414
                                                             ----------    ----------    ----------
Income from operations.....................................     349,250       260,545       286,364
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................    (184,484)     (190,381)     (178,350)
  Dividend income..........................................         200            --            --
  Gain (loss) on disposal of property, plant and
     equipment.............................................        (527)           --         4,475
  Miscellaneous, net.......................................      (5,777)         (264)          435
                                                             ----------    ----------    ----------
Total other expense, net...................................    (190,588)     (190,645)     (173,440)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     158,662        69,900       112,924
Income tax expense (benefit)...............................     (12,866)       24,204        35,745
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     171,528        45,696        77,179
                                                             ----------    ----------    ----------
Net earnings...............................................     171,528        45,696        77,179
Retained earnings at beginning of period...................    (156,530)       14,998        60,694
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $   14,998    $   60,694    $  137,873
                                                             ==========    ==========    ==========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $5,884,778    $ 77,179    $291,274   $452,269      $506,273
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --            --
                                                 ----------    --------    --------   --------      --------
Adjusted Shareholders' Statement...............  $5,884,778      77,179     291,274    452,269       506,273
                                                 ==========    --------    --------   --------      --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                  (3,058)     (4,475)    (4,475)
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --            --
                                                               --------    --------   --------
Total non-operating items......................                  (3,058)     (4,475)    (4,475)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                         (338)
                                                               --------    --------   --------      --------
Per Model......................................                $ 74,121    $286,799   $447,794      $505,935
                                                               ========    ========   ========      ========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (62,530)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (226,934)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........   2,500,000
                                                 ----------
Net debt (cash)................................   2,210,536
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $2,210,536
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

                                                               SUPPLEMENT NO. 21

                           BELK OF NEWNAN, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 21

                      BELK-RHODES COMPANY, (ROME, GEORGIA)

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Rhodes Company, (Rome, Georgia) (the "Company"), to be held on April 15, 1998, at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 27.9775 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 279,104 shares of New Belk Class A Common Stock which will represent approximately 0.4652% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (22)

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

                      BELK-RHODES COMPANY, (ROME, GEORGIA)

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-RHODES COMPANY, (ROME, GEORGIA):


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Rhodes Company, (Rome, Georgia) (the "Company") will be held on April 15, 1998, at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 27.9775 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                      BELK-RHODES COMPANY, (ROME, GEORGIA)

                               SUPPLEMENT NO. 22

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 22 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-RHODES COMPANY, (ROME, GEORGIA) (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1936. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law) will be converted, without any action on the part of the Shareholder, into the right to receive 27.9775 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 12,240 shares of Common Stock outstanding held of record by 38 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 65.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 24,480 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the from the Total Relative Value of the Company product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ---------    ----------------
Net Sales............  $8,479,043    $8,479,043      0.6       $(331,307)      $5,418,733
EBITDA...............     543,419       515,719        7        (331,307)       3,941,340
EBIT.................     449,317       421,617       10        (331,307)       4,547,477
Net Income...........     257,985       238,957       15              --        3,584,355
Book Equity..........   3,292,977     3,249,439        1              --        3,249,439

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Rhodes Company,
  of Carrollton, Ga.           11.2037%          X        $10,536,260         =        $ 1,180,451
                                                                                       -----------
Total                                                                                  $ 1,180,451
                                                                                       ===========
Relative Operating Value of Company                                                    $ 5,418,733

Relative Operating Value of Other Companies Owned by Company                  +          1,180,451
                                                                                       -----------
Total Relative Value of Company                                               =        $ 6,599,184
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                           .4902%          X        $ 6,599,184         =        $    32,349
Belk of Dalton, Ga.,
  Inc.                         15.6373%          X          6,599,184         =          1,031,934
Belk of Thomaston,
  Ga., Inc.                     2.3693%          X          6,599,184         =            156,355
                                                                                       -----------

Total                                                                                  $ 1,220,638
                                                                                       ===========
Total Relative Value of Company                                                        $ 6,599,184

Total Relative Value of Company Owned by Other Belk Companies                 -          1,220,638
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 5,378,546
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 5,378,546             /          $1,156,226,577            =               .4652%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4652%               X         59,998,834)        /              9,976         =            27.9775


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 21.08
  Dividends(2)..............................................         10.00
  Book value per share(3)...................................        269.03
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         26.86
  Dividends(2)..............................................          7.27
  Book value per share......................................        350.28


---------------

(1) Based on 12,240 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 12,240 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $11,308       $ 9.572       $ 8,479
Net income (loss)...........................................         36          (233)          258
Per common share
  Net income (loss)(1)......................................       2.98        (19.00)        21.08
  Dividends.................................................      15.00         15.00         10.00
  Book value(2).............................................     291.96        257.96        269.03
Total assets................................................      6,019         5,345         5,439
Shareholders' equity........................................      3,574         3,157         3,293

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $5,643        $5,273
Income from operations......................................       104           219

---------------


(1) Based on 12,240 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 12,240 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The information which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales decreased for the nine months ended November 1, 1997 due to increased competition in the market.

     Income from operations decreased in fiscal year 1996 due to an increase in cost of merchandise resulting from higher mark downs accompanied by increases in selling, general, and administrative expense, as a percent of sales, resulting from the closing of the Rome Outlet Center in fiscal year 1996.

     Other income, net decreased in fiscal year 1996 partly as a result of a loss on abandonment and sale of fixed assets related to the store closing.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Mt. Berry Square in Rome, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its building, which contains approximately 86,000 square feet of floor area. The current term of the lease expires in 2011. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Sears, Penney and Proffitt's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a materially adverse effect on the Company's business, financial condition or results of operations.

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     4,432           36.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(d).................................................     2,792           22.8%
H. W. McKay Belk (Executive Officer) (a)(b)(d)..............     2,792           22.8%
John R. Belk (Executive Officer) (a)(b)(d)..................     2,792           22.8%
Henderson Belk (Director) (c)...............................       960            7.8%
Sarah Belk Gambrell (Director) (c)..........................     2,336           19.1%
Cecil David Rhodes, Jr. (Director)..........................       880            7.2%
C. D. Rhodes, III (Director)................................        30               *
Robert Earl Rhodes (Director) (e)...........................       448            3.7%
Cecil D. Rhodes Trust.......................................     1,600           13.1%
Ralph A. Pitts (Director)...................................         0               *
Robert K. Kerr, Jr. (Executive Officer).....................        20               *
Belk of Dalton, Ga., Inc....................................     1,914           15.6%
All Directors and Executive Officers as a group (11
  persons)..................................................     7,978           65.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Ralph A. Pitts -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Cecil David Rhodes, Jr. -- 209 Brentwood Drive, Wilson, N.C. 27893; C. D. Rhodes, III -- Darlington School, 1014 Cave Spring Road, Rome, Ga. 30161; Robert Earl Rhodes -- 245 Jackson Street, Denver, Co. 80206-5524; Cecil D. Rhodes
Trust -- Ernest J. Rudert & Company, Box 1744, Rome, Ga. 30161; Belk of Dalton, Ga., Inc. -- 2801 West Tyrola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below


(a) Includes 120 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Includes 144 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c)  Includes 960 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

(d) Includes 1,914 shares held by Belk of Dalton, Ga., Inc., 60 shares held by Belk Enterprises, Inc. and 290 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e)  Includes 184 shares held by Robert Earl Rhodes' wife, Sandra Jeanne Rhodes.

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

                      BELK-RHODES COMPANY, (ROME, GEORGIA)

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   82,988    $  130,276
  Accounts receivable, net..................................   1,347,014     1,526,499
  Merchandise inventory.....................................   1,894,990     1,914,669
  Receivable from affiliates, net...........................   1,134,160     1,001,031
  Refundable income taxes...................................      81,477       120,105
  Deferred income taxes.....................................      14,623            --
  Other.....................................................     130,713       150,122
                                                              ----------    ----------
Total current assets........................................   4,685,965     4,842,702
Investments.................................................      43,538        43,538
Property, plant and equipment, net..........................     326,992       269,861
Deferred income taxes.......................................     246,204       244,146
Other noncurrent assets.....................................      42,778        39,003
                                                              ----------    ----------
                                                              $5,345,477    $5,439,250
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  447,472    $  421,484
  Deferred income taxes.....................................          --         3,471
  Accrued income taxes......................................          --        14,039
                                                              ----------    ----------
Total current liabilities...................................     447,472       438,994
Loans payable to affiliates, net............................     800,000       800,000
Other noncurrent liabilities................................     337,448       344,325
                                                              ----------    ----------
Total liabilities...........................................   1,584,920     1,583,319
Deferred income.............................................     603,165       562,954
Shareholders' equity:
  Common stock..............................................   1,224,000     1,224,000
  Additional paid in capital................................      18,557        18,557
  Retained earnings.........................................   1,914,835     2,050,420
                                                              ----------    ----------
Total shareholders' equity..................................   3,157,392     3,292,977
                                                              ----------    ----------
                                                              $5,345,477    $5,439,250
                                                              ==========    ==========

                      BELK-RHODES COMPANY, (ROME, GEORGIA)

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                            JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                               1995          1996          1997
                                                            -----------   -----------   -----------
Net sales.................................................  $11,307,883   $9,571,859    $8,479,043
Operating costs and expenses..............................   11,235,562    9,730,410     8,058,684
                                                            -----------   ----------    ----------
Income from operations....................................       72,321     (158,551)      420,359
                                                            -----------   ----------    ----------
Other income (expense):
  Interest, net...........................................     (132,919)     (80,597)      (73,755)
  Dividend income.........................................       22,000       24,200        24,200
  Gain (loss) on disposal of property, plant and
     equipment............................................           --     (103,766)        3,500
  Gain (loss) on sale of securities.......................       66,114           --            --
  Miscellaneous, net......................................      (14,194)        (783)        1,258
                                                            -----------   ----------    ----------
Total other expense, net..................................      (58,999)    (160,946)      (44,797)
                                                            -----------   ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.......       13,322     (319,497)      375,562
Income tax expense (benefit)..............................      (23,156)     (86,941)      117,577
                                                            -----------   ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.....................       36,478     (232,556)      257,985
                                                            -----------   ----------    ----------
Net earnings..............................................       36,478     (232,556)      257,985
Retained earnings at beginning of period..................    2,478,113    2,330,991     1,914,835
Dividends paid............................................     (183,600)    (183,600)     (122,400)
                                                            -----------   ----------    ----------
Retained earnings at end of period........................  $ 2,330,991   $1,914,835    $2,050,420
                                                            ===========   ==========    ==========

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         1000

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         1001

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         1002

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 8,479,043    $257,985    $449,317   $543,419     $3,292,977
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 8,479,043     257,985     449,317    543,419      3,292,977
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                   (2,404)     (3,500)    (3,500)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                   (2,404)     (3,500)    (3,500)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                  (16,624)    (24,200)   (24,200)
  Adjustment for ownership in other Belk
    entities..................................                                                        (43,538)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $238,957    $421,617   $515,719     $3,249,439
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (130,276)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,001,031)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........      800,000
                                                -----------
Net debt (cash)...............................     (331,307)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (331,307)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1003

                                                               SUPPLEMENT NO. 22
         1004

                      BELK-RHODES COMPANY, (ROME, GEORGIA)
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 22
         1005

                         BELK OF STATESBORO, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Statesboro, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 3:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 24.9140 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 324 shares of New Belk Class A Common Stock which will represent approximately 0.0005% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (23)
         1006

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1007

                         BELK OF STATESBORO, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF STATESBORO, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Statesboro, Ga., Inc. (the "Company") will be held on April 15, 1998, at 3:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 24.9140 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1008

                         BELK OF STATESBORO, GA., INC.

                               SUPPLEMENT NO. 23

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------
     THIS SUPPLEMENT NO. 23 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF STATESBORO, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------
                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    13
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................   F-1
  Unaudited Consolidated Balance Sheets.....................   F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................   F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1009

                                  THE COMPANY


     The Company was incorporated as a Georgia corporation in 1934. The Company changed its name from Belk's Department Store of Augusta, Georgia, Inc. to Belk of Statesboro, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 3:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 24.9140 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 29,008 shares of Common Stock outstanding held of record by 7 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 99.96% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1010

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 30,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         1011

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         1012

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the
         1013


shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding

         1014

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each
         1015

class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

         1016

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture,
         1017

trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.
         1018

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the
         1019

purpose and the records the shareholder desires to inspect, (iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder
         1020

accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996
         1021

to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------              ------        --------      --------     --------      ----------------
Net Sales............  $15,951,470    $15,951,470       0.6      $(4,031,050)     $13,601,932
EBITDA...............     (927,332)       251,932         7       (4,031,050)       5,794,574
EBIT.................   (1,344,399)      (165,135)       10       (4,031,050)       2,379,700
Net Income (loss)....   (1,059,507)      (246,803)       15               --       (3,702,045)
Book Equity..........   10,646,618     10,641,637         1               --       10,641,637

         1022

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Lindsey Stores,
  Inc.                           .4269%          X        $77,285,261         =        $   329,931
                                                                                       -----------
Total                                                                                  $   329,931
                                                                                       ===========
Relative Operating Value of Company                                                    $13,601,932
Relative Operating Value of Other Companies Owned by Company                  +            329,931
                                                                                       -----------
Total Relative Value of Company                                               =        $13,931,862
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         99.9552%          X        $13,931,862         =        $13,925,621
                                                                                       -----------
Total                                                                                  $13,925,621
                                                                                       ===========
Total Relative Value of Company                                                        $13,931,862
Total Relative Value of Company Owned by Other Belk Companies                 -        $13,925,621
                                                                                       -----------
Net Relative Value of Company                                                 =        $     6,241
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $     6,241             /          $1,156,226,577            =               .0005%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0005%               X         59,998,834)        /                 13         =            24.9140


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1023

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $(36.52)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        367.02
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         23.92
  Dividends(2)..............................................          6.48
  Book value per share......................................        311.92


---------------

(1) Based on 29,008 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 29,008 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1024

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $19,320       $17,860       $15,951
Net income (loss)...........................................       (752)         (622)       (1,060)
Per common share
  Net income (loss)(1)......................................     (25.94)       (21.46)       (36.52)
  Dividends.................................................         --            --            --
  Book value(2).............................................     218.16        196.71        367.02
Total assets................................................     12,804        11,897        11,908
Shareholders' equity........................................      6,329         5,706        10,647

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $11,576       $9,767
Income (loss) from operations...............................       (794)         523

---------------


(1) Based on 29,008 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 29,008 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1025

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     During fiscal year 1997, income from operations decreased due to a $1,180,544 impairment loss on fixed assets related to the closing of the Augusta, Georgia store.

     For the nine months ended November 1, 1997, the Company's income from operations increased compared to the same period in 1996 as a result of closing the underperforming Augusta, Georgia location in the prior year.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Statesboro Mall in Statesboro, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. Specific competitors in the Company's market include Penney, Goody's and Wal-Mart.

     In addition, the Company owns 100% of the capital stock of Belk Department Store of North Augusta, South Carolina, Inc., a South Carolina Corporation ("Belk North Augusta"). Belk-North Augusta operates a retail department store in Martintown Plaza in North Augusta, South Carolina. The department store operated by Belk-North Augusta generally operates in a manner consistent with the operations of the Belk Companies' retail department store business. Specific competitors within Belk-North Augusta's market include Hamrick's, Goody's and Wal-Mart.

     Both stores are managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 67,000 square feet of floor area. The current term of the lease expires in 2004. The Company believes the building is adequate to meet its current needs.

     Belk-North Augusta leases its store building, which contains approximately 46,000 square feet of floor area. The current term of the lease expires in 2004. The Company believes the building is adequate to meet its current needs.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1026

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------

John M. Belk (Director and Executive Officer) (a)...........     28,995          99.96%

Thomas M. Belk, Jr. (Director and Executive Officer) (a)....     28,995          99.96%

H. W. McKay Belk (Director and Executive Officer) (a).......     28,995          99.96%

John R. Belk (Director and Executive Officer) (a)...........     28,995          99.96%

Henderson Belk (Director)...................................          0               *

Leroy Robinson (Director)...................................          0               *

Robert K. Kerr, Jr. (Director and Executive Officer)........          0               *

Belk Enterprises, Inc. .....................................     28,995          99.96%

All Directors and Executive Officers as a group (7
  persons)..................................................     28,995          99.96%

---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 28,995 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         1027

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................   F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         1028

                         BELK OF STATESBORO, GA., INC.

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   266,840   $   308,596
  Accounts receivable, net..................................    2,994,886     2,979,977
  Merchandise inventory.....................................    3,626,199     2,816,194
  Receivable from affiliates, net...........................    2,261,156     2,258,198
  Refundable income taxes...................................        4,243         2,365
  Other.....................................................      178,951       131,597
                                                              -----------   -----------
Total current assets........................................    9,332,275     8,496,927
Loans receivable from affiliates, net.......................           --     1,464,256
Investments.................................................        4,981         4,981
Property, plant and equipment, net..........................    2,403,214     1,885,535
Other noncurrent assets.....................................      156,455        56,633
                                                              -----------   -----------
                                                              $11,896,925   $11,908,332
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 1,083,295   $   812,658
  Deferred income taxes.....................................      159,806       116,223
                                                              -----------   -----------
Total current liabilities...................................    1,243,101       928,881
Loans payable to affiliates, net............................    4,569,162            --
Other noncurrent liabilities................................      124,287       112,483
                                                              -----------   -----------
Total liabilities...........................................    5,936,550     1,041,364
Deferred income.............................................      254,250       220,350
Shareholders' equity:
  Common stock..............................................    2,900,800     2,900,800
  Additional paid in capital................................           --     6,000,000
  Retained earnings.........................................    2,805,325     1,745,818
                                                              -----------   -----------
Total shareholders' equity..................................    5,706,125    10,646,618
                                                              -----------   -----------
                                                              $11,896,925   $11,908,332
                                                              ===========   ===========

         1029

                         BELK OF STATESBORO, GA., INC.

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $19,342,589   $17,859,618   $15,951,470
Less: Leased Sales......................................       22,992            --            --
                                                          -----------   -----------   -----------
Net sales...............................................   19,319,597    17,859,618    15,951,470
Operating costs and expenses............................   20,085,978    18,488,177    16,119,353
Impairment loss.........................................           --            --     1,180,544
                                                          -----------   -----------   -----------
Income from operations..................................     (766,381)     (628,559)   (1,348,427)
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (336,043)     (273,094)     (192,984)
  Dividend income.......................................           --            --           780
  Gain (loss) on disposal of property, plant and
     equipment..........................................       (4,686)          845           500
  Miscellaneous, net....................................      (18,264)        5,648         2,748
                                                          -----------   -----------   -----------
Total other expense, net................................     (358,993)     (266,601)     (188,956)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....   (1,125,374)     (895,160)   (1,537,383)
Income tax expense (benefit)............................     (373,007)     (272,768)     (477,876)
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................     (752,367)     (622,392)   (1,059,507)
                                                          -----------   -----------   -----------
Net earnings............................................     (752,367)     (622,392)   (1,059,507)
Retained earnings at beginning of period................    4,180,084     3,427,717     2,805,325
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 3,427,717   $ 2,805,325   $ 1,745,818
                                                          ===========   ===========   ===========

         1030

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1031
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1032

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         1033

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         1034

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         1035

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         1036

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         1037

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         1038

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                        NET INCOME                                SHAREHOLDERS'
                                           NET SALES     (LOSS)(1)      EBIT(2)      EBITDA(2)       EQUITY
                                          -----------   -----------   -----------   -----------   -------------
Per Shareholders' Statement.............  $15,951,470   $(1,059,507)  $(1,344,399)  $  (927,332)  $ 10,646,618
Adjustments to eliminate less than
  wholly-owned subsidiaries.............           --            --            --            --             --
                                          -----------   -----------   -----------   -----------   ------------
Adjusted Shareholders' Statement........  $15,951,470    (1,059,507)   (1,344,399)     (927,332)    10,646,618
                                          ===========   -----------   -----------   -----------   ------------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.........                       (345)         (500)         (500)
  Gain/loss on sale of securities.......                         --            --            --
  Impairment loss.......................                    813,587     1,180,544     1,180,544
  Equity in earnings of unconsolidated
    subsidiaries........................                         --            --            --
  Gain/loss on discontinued
    operations..........................                         --            --            --
  Adjustment to tax expense.............                         --            --            --             --
                                                        -----------   -----------   -----------
Total non-operating items...............                    813,242     1,180,044     1,180,044
                                                        -----------   -----------   -----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.................                       (538)         (780)         (780)
  Adjustment for ownership in other Belk
    entities............................                                                                (4,981)
                                                        -----------   -----------   -----------   ------------
Per Model...............................                $  (246,803)  $  (165,135)  $   251,932   $ 10,641,637
                                                        ===========   ===========   ===========   ============

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.............  $  (308,596)
    Negative cash balances reclassified
      to accounts payable...............           --
    Receivables from affiliates, net....   (2,258,198)
    Loans receivable from affiliates,
      net...............................   (1,464,256)
  Liabilities
    Notes payable.......................           --
    Current installments of long-term
      debt..............................           --
    Current portion of obligations under
      capital leases....................           --
    Payables to affiliates, net.........           --
    Long-term debt, excluding current
      installments......................           --
    Obligations under capital leases,
      excluding current portion.........           --
    Loans payable to affiliates, net....           --
                                          -----------
Net debt (cash).........................   (4,031,050)
Adjustments to eliminate less than
  wholly-owned subsidiaries.............           --
                                          -----------
Per Model...............................  $(4,031,050)
                                          ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1039

                                                               SUPPLEMENT NO. 23
         1040

                         BELK OF STATESBORO, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 3:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                   Dated:                  ,1998
                                                         ------------------


                                                   -----------------------------
                                                             Signature


                                                   -----------------------------
                                                              Signature

                                                   Name(s) should be signed
                                                   exactly as shown to the left
                                                   hereof. Title should be added
                                                   if signing as executor,
                                                   administrator, trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 23
         1041

                          BELK OF THOMASTON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Thomaston, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 0.4196 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 527,826 shares of New Belk Class A Common Stock which will represent approximately 0.8797% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (24)
         1042

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1043

                          BELK OF THOMASTON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF THOMASTON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Thomaston, Ga., Inc. (the "Company") will be held on April 15, 1998, at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 0.4196 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1044

                          BELK OF THOMASTON, GA., INC.

                               SUPPLEMENT NO. 24

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------
     THIS SUPPLEMENT NO. 24 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF THOMASTON, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................   F-1
  Unaudited Consolidated Balance Sheets.....................   F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................   F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1045

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1960 as Belk-Gallant Company of Thomaston, Ga., Inc. The Company changed its name to Belk of Thomaston, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his or her dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 0.4196 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,748,276 shares of Common Stock outstanding held of record by 84 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 80.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         1046

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to rely on New Belk to finance renovations needed at some of its stores. For example, the Company owns 100% of the capital stock of Belk Chattanooga, which operates the Belk store in Chattanooga, Tennessee. The Chattanooga market has become increasingly competitive, which will likely require that the Chattanooga store be expanded in order to compete effectively in the market. The Company may not have adequate resources of its own to finance the expansion of the Chattanooga store. The Merger will enable the Company to rely on New Belk to finance any such expansion of the Chattanooga store.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,000,000 shares of Common Stock.

         1047

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Belk Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the
         1048

holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are
         1049

entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the power of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

         1050

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be
         1051

changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         1052

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in

         1053

connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the
         1054


interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested Shareholder, except in certain circumstances or (v) any receipt by the interested Shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk

         1055

Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state

         1056

where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the
         1057

court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1058

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT         RELATIVE
METHODOLOGY                   ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------                 -----------   -----------   --------   -----------   ----------------
Net Sales.................  $28,689,464   $28,689,464      0.6     $10,843,214     $  6,370,464
EBITDA....................    2,018,818       656,022        7      10,843,214       (6,251,060)
EBIT......................    1,145,195      (217,601)      10      10,843,214      (13,019,224)
Net Income (loss).........       25,376      (674,490)      15              --      (10,117,350)
Book Equity...............   12,727,667     2,266,419        1              --        2,266,419

         1059

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store, Incorporated
  of Aiken, South
  Carolina                      6.6667%          X        $ 3,110,056         =        $   207,338
Belk's Department
  Store of Albany,
  Georgia                       1.6667           X          6,361,249         =            106,023
Belk of Athens, Ga.,
  Inc.                           .2402           X         14,290,078         =             34,325
Belk's Department
  Store of
  Cartersville,
  Georgia,
  Incorporated                   .1426           X          3,810,247         =              5,433
Belk of Covington,
  Ga., Inc.                      .4167           X          4,579,688         =             19,084
Belk of Dalton, Ga.,
  Inc.                           .6292           X          8,605,064         =             54,143
Belk of LaGrange,
  Ga., Inc.                     5.2214           X         25,267,594         =          1,319,322
Belk-Matthews Company
  of Macon, Georgia              .6400           X         14,496,059         =             92,775
Belk of Monroe, Ga.,
  Inc.                           .6300           X          1,961,637         =             12,358
Belk of Cornelia,
  Ga., Inc.                      .7523           X          4,947,119         =             37,217
Belk of Thomson, Ga.,
  Inc.                           .4399           X          1,433,519         =              6,306
Belk of Newnan, Ga.,
  Inc.                           .0543           X          1,320,331         =                717
Belk of Orangeburg,
  S.C., Inc.                    1.1047           X         11,906,703         =            131,533
Belk-Rhodes Company,
  (Rome, Georgia)               2.3693           X          6,599,184         =            156,354
Belk of Toccoa, Ga.,
  Inc.                          1.5789           X          4,349,985         =             68,682
Belk of Walterboro,
  S.C., Inc.                     .4013           X          2,473,317         =              9,925
Belk of Waycross,
  Ga., Inc.                    49.3901           X         43,828,148         =         21,646,766
Belk of Canton, Ga.,
  Inc.                          1.2422           X          2,207,655         =             27,423
Belk of Winnsboro,
  S.C.                           .3663           X            845,995         =              3,099
                                                                                       -----------
Total                                                                                  $23,938,825
                                                                                       ===========
Relative Operating Value of Company                                                    $ 6,370,464
                                                                                       -----------
Relative Operating Value of Other Companies Owned by Company                  +         23,938,825
                                                                                       -----------
Total Relative Value of Company                                               =        $30,309,289
                                                                                       ===========

         1060

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of Athens, Ga.,
  Inc.                         11.0555%          X        $30,309,289         =        $ 3,350,843
Belk Brothers Company          10.0048%          X         30,309,289         =          3,032,384
Belk Enterprises,
  Inc.                         41.5589%          X         30,309,289         =         12,596,207
Belk Finance Company            3.8180%          X         30,309,289         =          1,157,209
Belk of LaGrange,
  Ga., Inc.                      .0027%          X         30,309,289         =                818
                                                                                       -----------
Total                                                                                  $20,137,461
                                                                                       ===========
Total Relative Value of Company                                                        $30,309,289
Total Relative Value of Company Owned by Other Belk Companies                 -         20,137,461
                                                                                       -----------
Net Relative Value of Company                                                 =        $10,171,828
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $10,171,828             /          $1,156,226,577            =               .8797%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.8797%               X         59,998,834)        /          1,257,927         =              .4196


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1061

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $  0.01
  Dividends(2)..............................................          0.03
  Book value per share(3)...................................          3.40
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          0.40
  Dividends(2)..............................................          0.11
  Book value per share......................................          5.25


---------------

(1) Based on 3,748,276 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,748,276 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1062

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $28,779       $29,560       $28,689
Net income..................................................      1,638           622            25
Per common share
  Net income (loss)(1)......................................       0.44          0.17          0.01
  Dividends.................................................       0.01          0.02          0.03
  Book value(2).............................................       3.23          3.42          3.40
Total assets................................................     27,634        30,689        27,588
Shareholders' equity........................................     12,124        12,803        12,728

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $19,646       $18,246
Income (loss) from operations...............................     (1,034)         (316)

---------------


(1) Based on 3,748,276 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,748,276 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1063

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     During fiscal year 1995, the Company opened a store located in the Chattanooga, Tennessee Northgate Mall which was subsequently closed in August of fiscal year 1998. In addition, the company closed their Newport, Tennessee location in fiscal year 1996.

     The majority of the Company's capital needs have been funded by loans from other Belk companies. The Company would not be able to obtain similar financing from third party lenders.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in the following locations in Georgia: North Griffin Square in Griffin and North Creek Mall in Thomaston. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The Company also operates the Kerr group office, which provides buying, advertising, accounting, personnel and other services to stores in the Kerr group area.

     In addition, the Company owns 100% of the capital stock of Belk Department Store of Chattanooga, Tennessee, Incorporated, a Tennessee Corporation ("Belk Chattanooga"), which operates a retail department store in Hamilton Place in Chattanooga. The department store operated by Belk Chattanooga generally operates in a manner consistent with the operations of the Belk Companies' retail department store business.

     Facilities. The Company operates two stores, both of which are leased under long-term leases. The store leases have termination dates ranging from 1998 through 2007, and for the lease terminating in 1998, the Company has options to extend the lease until 2018. The Company believes these facilities are adequate to meet its current needs; however, the Company is evaluating the profitability of continuing its operations at North Creek Mall in Thomaston. These stores are managed out of the Kerr group office in Norcross, Georgia.

     Belk Chattanooga leases the store building in Hamilton Place, which contains approximately 132,000 square feet of floor area. The current term of the lease expires in 2007. The Company does not believe that the facilities at Hamilton Place are adequate to meet its current needs. The Company is currently evaluating the possibility of expanding its Hamilton Place store. This store is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Competition. Specific competitors in the Company's markets include Wal-Mart, Penney and Goody's. Specific competitors within Belk Chattanooga's market include Proffitt's, Parisian, Penney and Sears.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1064

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................   2,815,978         75.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f)(g)..............................................   2,624,399         70.0%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(f)(h)..............................................   2,624,291         70.0%
John R. Belk (Director and Executive Officer)
  (b)(e)(f)(i)..............................................   2,616,439         69.8%
Henderson Belk (Director) (c)(d)............................      31,933             *
Sarah Belk Gambrell (c)(d)..................................     352,533          9.4%
Leroy Robinson (Director) (b)...............................      69,176          1.8%
Robert K. Kerr, Jr. (Director and Executive Officer)........           0             *
Belk of Athens, Ga., Inc. ..................................     414,389         11.1%
Belk Enterprises, Inc. .....................................   1,557,743         41.6%
J.V. Properties.............................................     375,007         10.0%
All Directors and Executive Officers as a group (7
  persons)..................................................   3,003,032         80.1%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Belk of Athens, Ga., Inc., Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 76,701 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.

(b) Includes 69,176 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c)  Includes 29,920 shares held in several Trusts established by the Will of W.
     H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 2,013 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         1065


(e) Includes 414,389 shares held by Belk of Athens, Ga., Inc., 100 shares held by Belk of LaGrange, Ga., Inc., 1,557,743 shares held by Belk Enterprises, Inc. and 143,110 shares held by Belk Finance Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 375,007 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 2,344 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 555 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(h) Includes 3,344 shares held by H. W. McKay Belk as custodian for his minor children.

(i) Includes 1,258 shares held by John R. Belk as custodian for his minor children.

         1066

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................  F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................  F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................  F-4

         1067


                          BELK OF THOMASTON, GA., INC.


                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 6,068,564    $ 1,074,202
  Accounts receivable, net..................................    4,741,324      5,576,275
  Merchandise inventory.....................................    5,847,048      6,251,019
  Refundable income taxes...................................      209,132        356,953
  Deferred income taxes.....................................      143,193        101,696
  Other.....................................................      468,227        422,527
                                                              -----------    -----------
Total current assets........................................   17,477,488     13,782,672
Investments.................................................    8,854,937     10,461,248
Property, plant and equipment, net..........................    4,003,469      3,010,104
Deferred income taxes.......................................      230,098        211,304
Other noncurrent assets.....................................      122,514        122,242
                                                              -----------    -----------
                                                              $30,688,506    $27,587,570
                                                              ===========    ===========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $        --    $ 2,500,000
  Accounts payable and accrued expenses.....................    1,589,229      1,684,969
  Payables to affiliates, net...............................    3,650,011      1,776,296
  Accrued income taxes......................................           --         46,449
                                                              -----------    -----------
Total current liabilities...................................    5,239,240      6,007,714
Loans payable to affiliates, net............................   11,313,119      7,641,119
Other noncurrent liabilities................................    1,045,999      1,178,872
                                                              -----------    -----------
Total liabilities...........................................   17,598,358     14,827,705
Deferred income.............................................       37,564         32,198
Minority interest...........................................      249,503             --
Shareholders' equity:
  Common stock..............................................    3,748,276      3,748,276
  Retained earnings.........................................    9,054,805      8,979,391
                                                              -----------    -----------
Total shareholders' equity..................................   12,803,081     12,727,667
                                                              -----------    -----------
                                                              $30,688,506    $27,587,570
                                                              ===========    ===========

         1068


                          BELK OF THOMASTON, GA., INC.


      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $29,097,866   $29,900,536   $28,991,847
Less: Leased Sales......................................      318,564       340,797       302,384
                                                          -----------   -----------   -----------
Net sales...............................................   28,779,302    29,559,739    28,689,463
Operating costs and expenses............................   27,562,591    29,697,890    28,953,092
Impairment loss.........................................           --            --       312,309
                                                          -----------   -----------   -----------
Income from operations..................................    1,216,711      (138,151)     (575,938)
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (308,665)     (606,127)     (705,407)
  Dividend income.......................................       11,224        13,912        13,862
  Gain (loss) on disposal of property, plant and
     equipment..........................................       (1,605)        7,149        (6,273)
  Miscellaneous, net....................................      140,488        62,206        46,027
                                                          -----------   -----------   -----------
Total other expense, net................................     (158,558)     (522,860)     (651,791)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,058,153      (661,011)   (1,227,729)
Income tax expense (benefit)............................      398,053      (203,643)      (34,564)
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      660,100      (457,368)   (1,193,165)
Equity in earnings (loss) of unconsolidated entity, net
  of tax................................................      978,164     1,083,696     1,218,540
Minority interest in (earnings) loss of unconsolidated
  subsidiaries..........................................           --         4,425            --
                                                          -----------   -----------   -----------
Net earnings............................................    1,638,264       621,903        25,375
Retained earnings at beginning of period................    7,341,178     8,375,533     9,054,805
Dividends paid..........................................      (37,483)      (74,966)     (112,448)
Purchase of treasury stock..............................           --            --       (70,674)
Retained earnings adjustments...........................     (566,426)      132,335        82,333
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 8,375,533   $ 9,054,805     8,979,391
                                                          ===========   ===========   ===========

         1069


                          BELK OF THOMASTON, GA., INC.


              CONDENSED NOTES TO UNAUDITED CONSOLIDATED HISTORICAL
                              FINANCIAL STATEMENTS

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996, and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         1070

                          BELK OF THOMASTON, GA., INC.


              CONDENSED NOTES TO UNAUDITED CONSOLIDATED HISTORICAL
                      FINANCIAL STATEMENTS -- (CONTINUED)

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. (BSS) in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

         1071

                          BELK OF THOMASTON, GA., INC.


              CONDENSED NOTES TO UNAUDITED CONSOLIDATED HISTORICAL
                      FINANCIAL STATEMENTS -- (CONTINUED)

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

(12) RETAINED EARNINGS ADJUSTMENT

     Adjustment to Retained Earnings of the Company at February 1, 1997, is due to the liquidation of Belk Department Store of Chattanooga, Tennessee, Incorporated's (Chattanooga) wholly owned subsidiary, Parks-Belk Company of Newport, Tennessee (Newport) and the flow through of the retained earnings adjustment by the equity subsidiary, Belk-Hudson Company, of Waycross, Ga., Inc. (Waycross).

     Adjustment to Retained Earnings of the Company at February 3, 1996, is due to the correction of the ownership percentage of Waycross and purchase of Newport by Chattanooga.

     The financial statements for the year ended January 31, 1995 represent a combination of Thomaston, Chattanooga, and Newport and are presented for comparative purposes only.

         1072

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         1073

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         1074

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         1075

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         1076

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         1077

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         1078

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                         NET INCOME                                SHAREHOLDERS'
                                            NET SALES     (LOSS)(1)      EBIT(2)      EBITDA(2)       EQUITY
                                           -----------   -----------   -----------   -----------   -------------
Per Shareholders' Statement..............  $28,689,464   $    25,376   $ 1,145,195   $ 2,018,818   $ 12,727,667
Adjustments to eliminate less than
  wholly-owned subsidiaries..............           --            --            --            --             --
                                           -----------   -----------   -----------   -----------   ------------
Adjusted Shareholders' Statement.........  $28,689,464        25,376     1,145,195     2,018,818     12,727,667
                                           ===========   -----------   -----------   -----------   ------------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E..........                      4,584         6,273         6,273
  Gain/loss on sale of securities........                         --            --            --
  Impairment loss........................                    228,220       312,309       312,309
  Equity in earnings of unconsolidated
    subsidiaries.........................                 (1,218,540)   (1,667,516)   (1,667,516)
  Gain/loss on discontinued operations...                         --            --            --
  Adjustment to tax expense..............                    296,000            --            --             --
                                                         -----------   -----------   -----------
Total non-operating items................                   (689,736)   (1,348,934)   (1,348,934)
                                                         -----------   -----------   -----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities..................                    (10,130)      (13,862)      (13,862)
  Adjustment for ownership in other Belk
    entities.............................                                                           (10,461,248)
                                                         -----------   -----------   -----------   ------------
Per Model................................                $  (674,490)  $  (217,601)  $   656,022   $  2,266,419
                                                         ===========   ===========   ===========   ============

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents..............  $(1,074,201)
    Negative cash balances reclassified
      to accounts payable................           --
    Receivables from affiliates, net.....           --
    Loans receivable from affiliates,
      net................................           --
  Liabilities
    Notes payable........................    2,500,000
    Current installments of long-term
      debt...............................           --
    Current portion of obligations under
      capital leases.....................           --
    Payables to affiliates, net..........    1,776,296
    Long-term debt, excluding current
      installments.......................           --
    Obligations under capital leases,
      excluding current portion..........           --
    Loans payable to affiliates, net.....    7,641,119
                                           -----------
Net debt (cash)..........................   10,843,214
Adjustments to eliminate less than
  wholly-owned subsidiaries..............           --
                                           -----------
Per Model................................  $10,843,214
                                           ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1079

                                                               SUPPLEMENT NO. 24
         1080

                          BELK OF THOMASTON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 24
         1081

                           BELK OF TOCCOA, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Toccoa, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 30.4628 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 127,091 shares of New Belk Class A Common Stock which will represent approximately 0.2118% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (25)
         1082

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1083

                           BELK OF TOCCOA, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF TOCCOA, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Toccoa, Ga., Inc. (the "Company") will be held on April 15, 1998, at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 30.4628 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1084

                           BELK OF TOCCOA, GA., INC.

                               SUPPLEMENT NO. 25

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 25 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF TOCCOA, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    13
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1085

                                  THE COMPANY


     The Company was incorporated as Georgia corporation in 1937 as Gallant Belk Company. The Company changed its name to Belk of Toccoa, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 30.4628 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 7,410 shares of Common Stock outstanding held of record by 42 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 77.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1086

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 8,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         1087

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         1088

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the
         1089


shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding

         1090

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each
         1091

class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

         1092

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture,
         1093

trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.
         1094

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the
         1095

purpose and the records the shareholder desires to inspect, (iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder
         1096

accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996

         1097

to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Revenue Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT       RELATIVE
METHODOLOGY                       ACTUAL      ADJUSTED    MULTIPLE    (CASH)    OPERATING VALUES
-----------                     ----------   ----------   --------   --------   ----------------
Net Sales.....................  $4,592,753   $4,592,753      0.6     $678,546      $2,077,106
EBITDA........................     372,059      353,039        7      678,546       1,792,727
EBIT..........................     192,187      173,167       10      678,546       1,053,124
Net Income....................     123,879      104,882       15           --       1,573,230
Book Equity...................   2,605,022    2,205,439        1           --       2,205,439

         1098

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Albany,
  Georgia                      10.3056%          X        $ 6,361,249         =        $  655,565
Belk of Americus,
  Ga., Inc.                     9.4072%          X          2,375,853         =           223,501
Belk of Athens, Ga.,
  Inc.                          1.7356%          X         14,290,078         =           248,019
Belk-Simpson Co., of
  Bainbridge, Ga.,
  Inc.                          5.3333%          X          3,606,676         =           192,355
Belk of Dalton, Ga.,
  Inc.                          7.5024%          X          8,605,064         =           645,586
Belk of Waycross,
  Ga., Inc.                      .4096%          X         43,828,148         =           179,520
                                                                                       ----------
Total                                                                                  $2,144,526
                                                                                       ==========
Relative Operating Value of Company                                                    $2,205,439
Relative Operating Value of Other Companies Owned by Company                  +         2,144,546
                                                                                       ----------
Total Relative Value of Company                                               =        $4,349,985
                                                                                       ==========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            4.8043%          X        $4,349,985          =        $  208,986
Belk Brothers Company           9.4467%          X         4,349,985          =           410,930
Belk Enterprises,
  Inc.                         14.2105%          X         4,349,985          =           618,155
Belk of Cornelia,
  Ga., Inc.                      .9717%          X         4,349,985          =            42,269
Belk of LaGrange,
  Ga., Inc.                     9.0148%          X         4,349,985          =           392,142
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                  3.6707%          X         4,349,985          =           159,675
Belk of Thomaston,
  Ga., Inc.                     1.5789%          X         4,349,985          =            68,682
                                                                                       ----------
Total                                                                                  $1,900,839
                                                                                       ==========
Total Relative Value of Company                                                        $4,349,985
Total Relative Value of Company Owned by Other Belk Companies                 -         1,900,839
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,449,150
                                                                                       ==========

         1099

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $2,449,150              /          $1,156,226,577            =               .2118%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2118%               X        59,998,834)         /           4,172            =          30.4628


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1100

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 16.72
  Dividends(2)..............................................         10.00
  Book value per share(3)...................................        351.55
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         29.24
  Dividends(2)..............................................          7.92
  Book value per share......................................        381.39


---------------

(1) Based on 7,410 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 7,410 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1101

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 3,525       $ 4,697       $ 4,593
Net income (loss)...........................................        125           (60)          124
Per common share
  Net income (loss)(1)......................................      16.84         (8.06)        16.72
  Dividends.................................................      10.00         10.00         10.00
  Book value(2).............................................     362.90        344.84        351.55
Total assets................................................      2,849         3,586         3,766
Shareholders' equity........................................      2,689         2,555         2,605

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,223        $3,223
Income from operations......................................        19           113

---------------


(1) Based on 7,410 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 7,410 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1102

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     In July of fiscal year 1996, the Company relocated its only store from a downtown location to a shopping center site. Income from operations decreased for the year as a result of increased rent and depreciation expense due to the relocation along with a decrease in gross margin incurred during the closing of the old downtown location.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in the Ingles Shopping Center in Toccoa, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 41,000 square feet of floor area. The current term of the lease expires in 2003. The Company believes the building is adequate to meet its current needs.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1103

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     5,278           71.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (c)(e)(f)(g)..............................................     3,814           51.5%
H. W. McKay Belk (Director and Executive Officer)
  (c)(e)(f).................................................     3,698           49.9%
John R. Belk (Director and Executive Officer) (c)(e)(f).....     3,754           50.6%
Henderson Belk (Director) (d)...............................       640            8.6%
Sarah Belk Gambrell (d).....................................     1,696           22.9%
Leroy Robinson (Director) (c)...............................       346            4.7%
B. Neal Long (Director and Executive Officer)...............         0               *
Katherine Belk Morris (c)...................................       516            7.0%
Montgomery Investment Company...............................       640            8.6%
Belk of LaGrange, Ga., Inc. ................................       668            9.0%
Belk Enterprises, Inc. .....................................     1,053           14.2%
J.V. Properties.............................................       700            9.4%
All Directors and Executive Officers as a group (7
  persons)..................................................     5,730           77.3%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; Montgomery Investment Company, Belk of LaGrange, Ga., Inc., Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 640 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 8 shares held by Claudia W. Belk, U/A f/b/o Mary Claudia Belk. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(c) Includes 346 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 640 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         1104


(e) Includes 272 shares held by Belk Brothers of Monroe, North Carolina, Incorporated, 356 shares held by Gallant-Belk Company, 668 shares held by Belk of LaGrange, Ga., Inc., 72 shares held by Belk of Cornelia, Ga., Inc., 1,053 shares held by Belk Enterprises, Inc. and 117 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 700 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(g) Includes 62 shares held by Thomas M. Belk, Jr. as custodian for the minor children of his brother, H. W. McKay Belk.

         1105

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................  F-2

Unaudited Statements of Earnings and Retained Earnings......  F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         1106

                           BELK OF TOCCOA, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  125,695    $  231,997
  Accounts receivable, net..................................     642,174       716,035
  Merchandise inventory.....................................   1,033,663     1,104,504
  Receivable from affiliates, net...........................       1,606            --
  Refundable income taxes...................................      36,599        44,041
  Deferred income taxes.....................................       8,036         6,784
  Other.....................................................      34,741        46,134
                                                              ----------    ----------
Total current assets........................................   1,882,514     2,149,495
Investments.................................................     399,684       399,684
Property, plant and equipment, net..........................   1,283,321     1,199,756
Other noncurrent assets.....................................      20,325        17,308
                                                              ----------    ----------
                                                              $3,585,844    $3,766,243
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  231,503    $  183,160
  Payables to affiliates, net...............................          --         1,175
                                                              ----------    ----------
Total current liabilities...................................     231,503       184,335
Deferred income taxes.......................................       7,403        26,465
Loans payable to affiliates, net............................     759,260       909,260
Other noncurrent liabilities................................      32,434        41,161
                                                              ----------    ----------
Total liabilities...........................................   1,030,600     1,161,221
Shareholders' equity:
  Common stock..............................................     741,000       741,000
  Additional paid in capital................................       4,465         4,465
  Retained earnings.........................................   1,809,779     1,859,557
                                                              ----------    ----------
Total shareholders' equity..................................   2,555,244     2,605,022
                                                              ----------    ----------
                                                              $3,585,844    $3,766,243
                                                              ==========    ==========

         1107

                           BELK OF TOCCOA, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $3,524,509    $4,696,719    $4,592,752
Operating costs and expenses...............................   3,381,296     4,790,886     4,422,630
                                                             ----------    ----------    ----------
Income from operations.....................................     143,213       (94,167)      170,122
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      21,515       (22,304)      (68,161)
  Dividend income..........................................      16,784        21,988        19,020
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --        18,394            --
  Miscellaneous, net.......................................        (514)          486         3,044
                                                             ----------    ----------    ----------
Total other expense, net...................................      37,785        18,564       (46,097)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     180,998       (75,603)      124,025
Income tax expense (benefit)...............................      56,201       (15,876)          147
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     124,797       (59,727)      123,878
                                                             ----------    ----------    ----------
Net earnings...............................................     124,797       (59,727)      123,878
Retained earnings at beginning of period...................   1,892,909     1,943,606     1,809,779
Dividends paid.............................................     (74,100)      (74,100)      (74,100)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,943,606    $1,809,779    $1,859,557
                                                             ==========    ==========    ==========

         1108

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1109
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1110

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         1111

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         1112

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         1113

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         1114

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         1115

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         1116

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $4,592,753    $123,879    $192,187   $372,059     $2,605,022
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $4,592,753     123,879     192,187    372,059      2,605,022
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                 (18,997)    (19,020)   (19,020)
  Adjustment for ownership in other Belk
    entities...................................                                                      (399,583)
                                                               --------    --------   --------     ----------
Per Model......................................                $104,882    $173,167   $353,039     $2,205,439
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (231,997)
    Negative cash balances reclassified to
      accounts payable.........................         108
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................       1,175
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........     909,260
                                                 ----------
Net debt (cash)................................     678,546
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  678,546
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1117

                                                               SUPPLEMENT NO. 25
         1118

                           BELK OF TOCCOA, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 2:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


     The Board of Directors recommends a vote FOR the following proposal:


     PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


    [ ]  FOR                         [ ]  AGAINST                   [ ]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

     THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 25

         1119

                 BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Matthews Company, Vidalia, Georgia, Inc. (the "Company"), to be held on April 15, 1998, at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 51.5862 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 217,900 shares of New Belk Class A Common Stock which will represent approximately 0.3632% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (26)
         1120

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1121

                 BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Matthews Company, Vidalia, Georgia, Inc. (the "Company") will be held on April 15, 1998, at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 51.5862 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1122

                 BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC.

                               SUPPLEMENT NO. 26

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 26 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         1123

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1956. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 51.5862 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 4,992 shares of Common Stock outstanding held of record by 15 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 61.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1124

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 5,760 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         1125

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         1126

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the
         1127


shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         1128

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or

         1129

shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them, (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with

         1130

regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not

         1131

indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct
         1132

or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         1133

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

         1134

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

         1135

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                      NET DEBT       RELATIVE
METHODOLOGY                        ACTUAL      ADJUSTED    MULTIPLE    (CASH)    OPERATING VALUES
-----------                      ----------   ----------   --------   --------   ----------------
Net Sales......................  $8,257,483   $8,257,483      0.6     $59,453       $4,895,037
EBITDA.........................     671,511      671,511        7      59,453        4,641,124
EBIT...........................     502,204      502,204       10      59,453        4,962,587
Net Income.....................     276,731      276,731       15          --        4,150,965
Book Equity....................   4,479,503    4,479,503        1          --        4,479,503

         1136

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                              N/A%            X           $N/A             =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $4,962,587
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $4,962,587
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of Dalton, Ga.,
  Inc.                          5.3686%          X        $4,962,587          =        $  266,421
Belk of LaGrange,
  Ga., Inc.                    10.0160%          X        $4,962,587          =           497,053
                                                                                       ----------
Total                                                                                  $  763,474
                                                                                       ==========
Total Relative Value of Company                                                        $4,962,587
Total Relative Value of Company Owned by Other Belk Companies                 -           763,474
                                                                                       ----------
Net Relative Value of Company                                                 =        $4,199,113
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $4,199,113              /          $1,156,226,577            =               .3632%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.3632%               X        59,998,834)         /           4,224            =          51.5862


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1137

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 55.43
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        897.34
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         49.52
  Dividends(2)..............................................         13.41
  Book value per share......................................        645.86


---------------

(1) Based on 4,992 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 4,992 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1138

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 8,560       $ 8,426       $ 8,257
Net income..................................................        190           213           277
Per common share
  Net income (loss)(1)......................................      37.97         42.68         55.43
  Dividends.................................................      10.00         15.00         15.00
  Book value(2).............................................     829.22        856.90        897.34
Total assets................................................      5,385         5,192         5,493
Shareholders' equity........................................      4,139         4,278         4,480

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $5,764        $5,758
Income from operations......................................       256           237

---------------


(1) Based on 4,992 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 4,992 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1139

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in the following locations in Georgia: Cordele Square in Cordele and Brice Square in Vidalia. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Macon, Georgia.

     Facilities. The Company operates two stores, of which one is leased under a long-term lease and the other is owned by the Company. The lease has a termination date of 2000. The floor area of the leased building in Cordele is approximately 29,000 square feet. The floor area of the owned building in Vidalia is approximately 45,000 square feet. The Company believes the facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1140

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)........     2,304            46.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)....................................................     1,536            30.8%
H. W. McKay Belk (Director and Executive Officer) (a)(b)....     1,536            30.8%
John R. Belk (Director and Executive Officer) (a)(b)........     1,536            30.8%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell.........................................       768            15.4%
Leroy Robinson (Director) (a)...............................       768            15.4%
B. Frank Matthews, II (Director and Executive Officer)
  (c).......................................................       340             6.8%
Betty Choate Matthews.......................................       300             6.0%
William M. Matthews, IV (Director and Executive Officer)....       434             8.7%
William McGill Matthews, Jr.................................       282             5.6%
Carson Henry Matthews.......................................       282             5.6%
Evelyn Matthews Rehn........................................       282             5.6%
Katherine McKay Belk (a)....................................       768            15.4%
Katherine Belk Morris (a)...................................       768            15.4%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       768            15.4%
Belk of LaGrange, Ga., Inc..................................       500            10.0%
Belk of Dalton, Ga., Inc....................................       268             5.4%
All Directors and Executive Officers as a group (8
  persons)..................................................     3,078            61.7%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Frank Matthews, II and Betty Choate Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; William M. Matthews, V, William McGill Matthews, Jr., Carson Henry Matthews and Evelyn Matthews Rehn -- 3661 Eisenhower Parkway, Macon, Ga. 31206; Belk of LaGrange, Ga., Inc., Belk of Dalton, Ga., Inc. and Thomas M. Bell, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 768 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 600 shares held by Belk LaGrange, Ga., Inc. and 268 shares held by Belk of Dalton, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting

         1141


     of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(c) Includes 300 shares held by B. Frank Matthews, II's wife, Betty Choate Matthews.

         1142

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................  F-2

Unaudited Statements of Earnings and Retained Earnings......  F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         1143

                 BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  156,418    $  238,093
  Accounts receivable, net..................................   1,214,286     1,384,200
  Merchandise inventory.....................................   1,675,695     1,847,127
  Deferred income taxes.....................................      24,616        16,650
  Other.....................................................      72,749        66,917
                                                              ----------    ----------
Total current assets........................................   3,143,764     3,552,987
Loans receivable from affiliates, net.......................       5,263         5,263
Property, plant and equipment, net..........................   2,011,736     1,908,290
Other noncurrent assets.....................................      31,496        26,619
                                                              ----------    ----------
                                                              $5,192,259    $5,493,159
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  468,096    $  514,749
  Payables to affiliates, net...............................     289,219       302,808
  Accrued income taxes......................................       3,253        60,656
                                                              ----------    ----------
Total current liabilities...................................     760,568       878,213
Deferred income taxes.......................................     120,335        93,847
Other noncurrent liabilities................................      33,704        41,596
                                                              ----------    ----------
Total liabilities...........................................     914,607     1,013,656
Shareholders' equity:
  Common stock..............................................     499,200       499,200
  Retained earnings.........................................   3,778,452     3,980,303
                                                              ----------    ----------
Total shareholders' equity..................................   4,277,652     4,479,503
                                                              ----------    ----------
                                                              $5,192,259    $5,493,159
                                                              ==========    ==========

         1144

                 BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $8,559,655    $8,426,346    $8,257,483
Operating costs and expenses...............................   8,154,506     8,046,660     7,765,689
                                                             ----------    ----------    ----------
Income from operations.....................................     405,149       379,686       491,794
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (69,357)      (47,682)      (59,120)
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --         1,246            --
  Miscellaneous, net.......................................      (2,742)        6,897        10,410
                                                             ----------    ----------    ----------
Total other expense, net...................................     (72,099)      (39,539)      (48,710)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     333,050       340,147       443,084
Income tax expense (benefit)...............................     143,490       127,099       166,353
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     189,560       213,048       276,731
                                                             ----------    ----------    ----------
Net earnings...............................................     189,560       213,048       276,731
Retained earnings at beginning of period...................   3,500,644     3,640,284     3,778,452
Dividends paid.............................................     (49,920)      (74,880)      (74,880)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $3,640,284    $3,778,452    $3,980,303
                                                             ==========    ==========    ==========

         1145

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years evidence suggests that the Company will not generate federal taxable income as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1146
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1147

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         1148

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         1149

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         1150

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         1151

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         1152

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         1153

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Applicable Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statement of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Applicable Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $8,257,483    $276,731    $502,204   $671,511     $4,479,503
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $8,257,483     276,731     502,204    671,511      4,479,503
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                            --
                                                               --------    --------   --------     ----------
Per Model......................................                $276,731    $502,204   $671,511     $4,479,503
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (238,092)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......      (5,263)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................     302,808
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................      59,453
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $   59,453
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1154

                                                               SUPPLEMENT NO. 26
         1155

                 BELK-MATTHEWS COMPANY, VIDALIA, GEORGIA, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 26
         1156

                         BELK OF WASHINGTON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Washington, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 27.4037 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 31,021 shares of New Belk Class A Common Stock which will represent approximately 0.0517% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (27)
         1157

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1158

                         BELK OF WASHINGTON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF WASHINGTON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Washington, Ga., Inc. (the "Company") will be held on April 15, 1998, at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 27.4037 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1159

                         BELK OF WASHINGTON, GA., INC.

                               SUPPLEMENT NO. 27

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 27 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF WASHINGTON, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1160

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation in 1941 as Belk-Gallant Company of Washington, Georgia. The Company changed its name to Belk of Washington, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 27.4037 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,414 shares of Common Stock outstanding held of record by 23 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 70.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         1161

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks of the Company's uncertain prospects in its market. The Company's store is located in a smaller market that has recently experienced relatively little growth. The Company's management has considered from time to time whether to relocate the Company's store to another market with better growth prospects. The Merger would enable the Company to rely on New Belk to provide the capital necessary to effect any such relocation. If the Company does not participate in the Reorganization and is required to finance the relocation of its store on its own, there can be no assurance that the Company would be able to obtain the financing necessary to relocate its store to another market with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New

         1162

Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,428 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common

         1163

Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

         1164

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may to taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote
         1165

on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the

         1166

board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a
         1167

majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was

         1168

adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested

         1169


shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         1170

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the

         1171

demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13, and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.
         1172

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on the November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE    (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ---------   ----------------
Net Sales....................  $  843,575   $  843,575     0.6      $(768,670)     $1,274,815
EBITDA.......................      36,273       36,273       7       (768,670)      1,022,581
EBIT.........................      29,972       29,972      10       (768,670)      1,068,390
Net Income...................      65,674       65,674      15             --         985,110
Book Equity..................   1,081,768    1,081,569       1             --       1,081,569

         1173

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                              N/A%            X           $N/A             =        $      N/A
                                                                                       ----------
Total                                                                                         N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $1,274,815
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $1,274,815
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            9.9420%          X        $1,274,815          =        $  126,742
Belk Brothers Company          16.5700%          X         1,274,815          =           211,237
Belk Enterprises,
  Inc.                         23.1980%          X         1,274,815          =           295,732
Belk of Dalton, Ga.,
  Inc.                          3.3969%          X         1,274,815          =            43,304
                                                                                       ----------
Total                                                                                  $  677,015
                                                                                       ==========

Total Relative Value of Company                                                        $1,274,815
Total Relative Value of Company Owned by Other Belk Companies                 -           677,015
                                                                                       ----------
Net Relative Value of Company                                                 =        $  597,800
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
          $597,800               /          $1,156,226,577            =               .0517%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0517%               X        59,998,834)         /           1,132            =            27.4037


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1174

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 27.21
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        448.12
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         26.31
  Dividends(2)..............................................          7.12
  Book value per share......................................        343.09


---------------

(1) Based on 2,414 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,414 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1175

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Net sales...............................................      $   872        $   888        $   844
Net income..............................................           50             44             66
Per common share
  Net income (loss)(1)..................................        20.71          18.17          27.21
  Dividends.............................................        15.00          15.00          15.00
  Book value(2).........................................       432.74         435.92         448.12
Total assets............................................        1,093          1,156          1,157
Shareholders' equity....................................        1,045          1,052          1,082

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              --------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                 1996           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................     $603           $525
Income from operations......................................       19             28

---------------


(1) Based on 2,414 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,414 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1176

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Other income (expense), net increased in fiscal year 1997 due to increased interest income.

     Net income increased in fiscal year 1997 primarily due to a lower cost of merchandise due to better inventory management and lower markdowns.

     Comparable store sales decreased in fiscal year 1997 and for the nine months ended November 1, 1997 as a result of decreased customer traffic. The shopping center is only 40% occupied. Access is partially blocked by the Department of Transportation due to the construction of an interstate connector that runs by the center.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Wilkes Village in Washington, Georgia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 11,000 square feet of floor area. The current term of the lease expires in 1998. The Company has no options to renew the lease. The Company is currently studying the profitability of continuing its operations in Washington. Should the Company elect to continue operations, management believes that options to renew the lease at market rates would be available. The Company believes the store building is adequate to meet its current needs.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1177

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     1,510           62.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e).................................................     1,410           58.4%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e).................................................     1,410           58.4%
John R. Belk (Director and Executive Officer) (b)(d)(e).....     1,406           58.2%
Henderson Belk (Director) (c)...............................        16               *
Sarah Belk Gambrell (c).....................................       406           16.8%
Leroy Robinson (Director) (b)...............................        64            2.7%
B. Neal Long (Director and Executive Officer)...............         0               *
Katherine Belk Morris (b)...................................       124            5.1%
Gallant-Belk Company........................................       240            9.9%
Belk Enterprises, Inc.......................................       560           23.2%
J.V. Properties.............................................       400           16.6%
All Directors and Executive Officers as a group (7
  persons)..................................................     1,698           70.3%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; Gallant-Belk Company, Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 40 shares held by Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(b) Includes 64 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c)  Includes 16 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 240 shares held by Gallant-Beck Company, 82 shares held by Belk of Dalton, Ga., Inc. and 560 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         1178

(e) Includes 400 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

         1179

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1180

                         BELK OF WASHINGTON, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   23,237    $   15,394
  Accounts receivable, net..................................     114,832       134,906
  Merchandise inventory.....................................     223,316       216,616
  Receivable from affiliates, net...........................          --         3,278
  Refundable income taxes...................................       1,193            --
  Deferred income taxes.....................................       2,230            --
  Other.....................................................      11,031        10,396
                                                              ----------    ----------
Total current assets........................................     375,839       380,590
Loans receivable from affiliates, net.......................     750,000       750,000
Investments.................................................         199           199
Property, plant and equipment, net..........................      23,999        21,208
Deferred income taxes.......................................          --           390
Other noncurrent assets.....................................       5,488         4,776
                                                              ----------    ----------
                                                              $1,155,525    $1,157,163
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   53,439    $   39,572
  Payables to affiliates, net...............................      33,554            --
  Deferred income taxes.....................................          --         2,276
  Accrued income taxes......................................          --        18,039
                                                              ----------    ----------
Total current liabilities...................................      86,993        59,887
Deferred income taxes.......................................         945            --
Other noncurrent liabilities................................      15,283        15,508
                                                              ----------    ----------
Total liabilities...........................................     103,221        75,395
Shareholders' equity:
  Common stock..............................................     241,400       241,400
  Additional paid in capital................................       1,911         1,911
  Retained earnings.........................................     808,993       838,457
                                                              ----------    ----------
Total shareholders' equity..................................   1,052,304     1,081,768
                                                              ----------    ----------
                                                              $1,155,525    $1,157,163
                                                              ==========    ==========

         1181

                         BELK OF WASHINGTON, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Net sales...................................................   $872,110      $888,457      $843,575
Operating costs and expenses................................    827,862       868,983       815,130
                                                               --------      --------      --------
Income from operations......................................     44,248        19,474        28,445
                                                               --------      --------      --------
Other income (expense):
  Interest, net.............................................     18,679        33,276        58,652
  Gain (loss) on disposal of property, plant and
     equipment..............................................         --           500            --
  Miscellaneous, net........................................       (310)        1,330         1,527
                                                               --------      --------      --------
Total other expense, net....................................     18,369        35,106        60,179
                                                               --------      --------      --------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............     62,617        54,580        88,624
Income tax expense (benefit)................................     12,622        10,710        22,950
                                                               --------      --------      --------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................     49,995        43,870        65,674
                                                               --------      --------      --------
Net earnings................................................     49,995        43,870        65,674
Retained earnings at beginning of period....................    787,548       801,333       808,993
Dividends paid..............................................    (36,210)      (36,210)      (36,210)
                                                               --------      --------      --------
Retained earnings at end of period..........................   $801,333      $808,993      $838,457
                                                               ========      ========      ========

         1182

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1183
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1184

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         1185

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         1186

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         1187

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         1188

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         1189

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         1190

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                  NET SALES   (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                  ---------   ----------   -------   ---------   -------------
Per Shareholders' Statement.....................  $ 843,575    $65,674     $29,972    $36,273     $1,081,768
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................         --         --          --         --             --
                                                  ---------    -------     -------    -------     ----------
Adjusted Shareholders' Statement................  $ 843,575     65,674      29,972     36,273      1,081,768
                                                  =========    -------     -------    -------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.................                    --          --         --
  Gain/loss on sale of securities...............                    --          --
  Impairment loss...............................                    --          --         --
  Equity in earnings of unconsolidated
    subsidiaries................................                    --          --         --
  Gain/loss on discontinued operations..........                    --          --         --
  Adjustment to tax expense.....................                    --          --         --             --
                                                               -------     -------    -------
Total non-operating items.......................                    --          --         --
                                                               -------     -------    -------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities...............................                    --          --         --
  Adjustment for ownership in other Belk
    entities....................................                                                        (199)
                                                               -------     -------    -------     ----------
Per Model.......................................               $65,674     $29,972    $36,273     $1,081,569
                                                               =======     =======    =======     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents.....................  $ (15,392)
    Negative cash balances reclassified to
      accounts payable..........................         --
    Receivables from affiliates, net............     (3,278)
    Loans receivable from affiliates, net.......   (750,000)
  Liabilities
    Notes payable...............................         --
    Current installments of long-term debt......         --
    Current portion of obligations under capital
      leases....................................         --
    Payables to affiliates, net.................         --
    Long-term debt, excluding current
      installments..............................         --
    Obligations under capital leases, excluding
      current portion...........................         --
    Loans payable to affiliates, net............         --
                                                  ---------
Net debt (cash).................................   (768,670)
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................         --
                                                  ---------
Per Model.......................................  $(768,670)
                                                  =========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1191

                                                               SUPPLEMENT NO. 27
         1192

                         BELK OF WASHINGTON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 27
         1193

                          BELK OF WAYCROSS, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Waycross, Ga., Inc. (the "Company"), to be held on April 16, 1998, at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 15.6819 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 963,621 shares of New Belk Class A Common Stock which will represent approximately 1.6061% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (28)
         1194

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1195

                          BELK OF WAYCROSS, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK OF WAYCROSS, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Waycross, Ga., Inc. (the "Company") will be held on April 16, 1998, at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 15.6819 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1196

                          BELK OF WAYCROSS, GA., INC.

                               SUPPLEMENT NO. 28

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 28 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF WAYCROSS, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    22
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................   F-1
  Unaudited Consolidated Balance Sheets.....................   F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................   F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1197

                                  THE COMPANY


     The Company was incorporated as a Georgia corporation in 1954. The Company changed its name from Belk-Hudson Company of Waycross, Ga., Inc. to Belk of Waycross, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina Corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 15.6819 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 145,029 shares of Common Stock outstanding held of record by 58 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 80.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         1198

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 150,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         1199

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to

         1200

be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         1201


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing,

         1202

setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless

         1203

otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         1204

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he

         1205

was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain

         1206


circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

         1207

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

         1208

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts

         1209

awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on the November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Net Sales............  $54,396,600    $54,396,600      0.6       $11,124,680      $21,513,280
EBITDA...............    5,772,420      5,545,139        7        11,124,680       27,691,293
EBIT.................    4,557,166      4,329,885       10        11,124,680       32,174,170
Net Income...........    2,445,550      2,297,920       15                --       34,468,800
Book Equity..........   17,935,978      9,885,267        1                --        9,885,267

         1210

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Albany, Ga.,
  Inc.                         37.3472%          X        $ 6,361,246         =        $ 2,375,749
Gallant-Belk Company            4.2230           X         31,711,816         =          1,339,194
Belk's Department
  Store of Brevard,
  N.C. Incorporated            20.5833           X          3,632,918         =            747,774
Belk Department Store
  of Charleston,
  S.C., Inc.                    8.0983           X         21,169,909         =          2,524,233
Belk of Dalton, Ga.,
  Inc.                          9.1049           X          8,605,017         =            783,482
Belk-Lindsey Stores,
  Inc.                           .9672           X         76,945,152         =            747,503
Belk of Walterboro,
  S.C., Inc.                   17.8170           X          2,473,319         =            440,671
Belk-Simpson Co., of
  Bainbridge, Ga.,
  Inc.                         11.1111           X          3,606,673         =            400,741
                                                                                       -----------
Total                                                                                  $ 9,359,348
                                                                                       ===========

Relative Operating Value of Company                                                    $34,468,800

Relative Operating Value of Other Companies Owned by Company                  +          9,359,348
                                                                                       -----------
Total Relative Value of Company                                               =        $43,828,148
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Albany,
  Georgia                        .1179%          X        $43,828,148         =        $    51,673
Belk Enterprises,
  Inc.                          1.5025           X         43,828,148         =            658,518
Belk of Dalton, Ga.,
  Inc.                          1.3652           X         43,828,148         =            598,342
Belk of LaGrange,
  Ga., Inc.                     1.3163           X         43,828,148         =            576,910
Belk of Orangeburg,
  S.C., Inc.                    3.5289           X         43,828,148         =          1,546,652
Belk of Thomaston,
  Ga., Inc.                    49.3901           X         43,828,148         =         21,646,766
Belk of Toccoa, Ga.,
  Inc.                           .4096           X         43,828,148         =            179,520
                                                                                       -----------
Total                                                                                  $25,258,381
                                                                                       ===========

Total Relative Value of Company                                                        $43,828,148
Total Relative Value of Company Owned by Other Belk Companies                 -         25,258,381
                                                                                       -----------
Net Relative Value of Company                                                 =        $18,569,767
                                                                                       ===========

         1211

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $18,569,767             /          $1,156,226,577            =              1.6061%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.6061%               X         59,998,834)        /             61,448         =            15.6819


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1212

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 16.86
  Dividends(2)..............................................          4.00
  Book value per share(3)...................................        123.67
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         15.05
  Dividends(2)..............................................          4.08
  Book value per share......................................        196.34


---------------

(1) Based on 145,029 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 145,029 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1213

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $57,121       $54,648       $54,397
Net income..................................................      1,976         2,194         2,446
Per common share
  Net income (loss)(1)......................................      13.63         15.13         16.86
  Dividends.................................................       4.00          4.00          4.00
  Book value(2).............................................      98.04        110.46        123.67
Total assets................................................     29,474        26,844        33,059
Shareholders' equity........................................     14,218        16,020        17,936

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $36,791       $37,870
Income from operations......................................      2,157         3,082

---------------


(1) Based on 145,029 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 145,029 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1214

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The decrease in other income (expense), net to an expense of 0.8% of sales in fiscal year 1997 compared to an expense of 1.2% in 1996 is partially attributable to a $341,000 gain on sale of property related to the sale of the Company's Valdosta Mall out-parcel site recognized in fiscal year 1997.

     Other income (expense), net increased to an expense of 1.2% of sales in fiscal year 1996 from an expense of 0.1% in 1995 due to a $947,000 gain on the sale of equipment realized in fiscal year 1995.

                            BUSINESS OF THE COMPANY

     General. The Company operates eight retail department stores in Hatcher Point Mall in Waycross, Glynn Place Mall in Brunswick, downtown Douglas, Sunset Plaza Shopping Center in Moultrie, Kings Bay Village in St. Mary's, Gateway Shopping Center in Thomasville, Tifton Mall in Tifton and Valdosta Mall in Valdosta, Georgia. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Bergren group office in Gainesville, Florida.

     The Company has one wholly-owned subsidiary, Belk of St. Augustine Fla., Inc. ("Belk St. Augustine").

     Belk St. Augustine operates a retail department store in Ponce de Leon Mall in St. Augustine, Florida. The store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Bergren group office in Gainesville, Florida.


     Facilities. The Company operates eight stores, of which five are leased under long-term leases and three are owned by the Company. The leases have termination dates ranging from 2000 through 2011. The floor space of the leased buildings ranges from 44,000 to 68,000 square feet. The floor space of the owned buildings ranges from 22,000 to 80,000 square feet. The 80,000 square feet building owned by the Company in Valdosta was expanded by 8,400 feet in 1997, pursuant to a ten-year lease, increasing the size of the store to 88,400 square feet. The Company believes the facilities are adequate to meet its current needs with the exception of the downtown Douglas location and the Thomasville location. With respect to the Thomasville store, the Board of Directors has approved an expansion of 12,000 square feet. With respect to the Douglas store, the Board of Directors has approved a relocation of the existing downtown store to a suburban building containing 45,000 square feet formerly operated as a Wal-Mart. The new Douglas store is scheduled to open in October 1998. The Company owns the current downtown Douglas store building which it intends to offer for sale after the new store opens for business.


     Belk St. Augustine leases its store building under a long-term lease. The store lease has a termination date of 2000. The floor space of the leased building is 50,000 square feet. The Company believes the store building is adequate to meet its current needs.

         1215

     Competition. Specific competitors in the Company's markets include Penney, Goody's and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1216

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................    107,740          74.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f).................................................     94,931          65.5%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(g).................................................     95,190          65.6%
John R. Belk (Director and Executive Officer) (b)(e)(h).....     94,716          65.3%
Henderson Belk (Director) (c)(d)............................      1,382           1.0%
Sarah Belk Gambrell (c)(d)..................................     17,658          12.2%
Leroy Robinson (Director) (b)...............................      8,406           5.8%
E. O. Hudson, Jr. (Director)................................          0              *
Byron L. Bergren (Executive Officer)........................          0              *
James Madden (Executive Officer)............................          0              *
M. F. Campbell (Executive Officer)..........................          0              *
Katherine McKay Belk (b)....................................      9,237           6.4%
Katherine Belk Morris (b)(i)................................     11,215           7.7%
Thomas M. Belk, Trustee U/A dated September 15, 1993........      8,406           5.8%
Belk of Thomaston, Ga., Inc.................................     71,630          49.4%
All Directors and Executive Officers as a group (8
  persons)..................................................    116,618          80.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; M. F. Campbell, 1181 St. Augustine Road, Valdosta, Ga. 31601; Byron L. Bergren and James Madden -- 1312
N. Main Street, Gainesville, Fla. 32601; E. O. Hudson, Jr. -- P. O. Box 968, Orangeburg, S.C. 29116; Thomas M. Belk, Trustee U/A dated September 15, 1993 and; Belk of Thomaston, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 4,825 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.

(b) Includes 8,406 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 550 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         1217


(d)  Includes 830 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 5,118 shares held by Belk of Orangeburg, S.C., Inc., 1,909 shares held by Belk of LaGrange, Ga., Inc., 594 shares held by Belk of Toccoa, Ga., Inc., 171 shares held by Belk's Department Store of Albany, Georgia, 1,980 shares held by Belk of Dalton, Ga., Inc., 2,179 shares held by Belk Enterprises, Inc. and 71,630 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 812 held by Thomas M. Belk, Jr. as custodian for his minor children and 203 shares held by his wife, Sarah F. Belk.

(g) Includes 1,015 shares held by H. W. McKay Belk as custodian for his minor children and 203 shares held by his wife, Nina F. Belk.

(h) Includes 609 shares held by John R. Belk as custodian for his minor children and 203 shares held by his wife, Kimberly D. Belk.

(i) Includes 609 shares held by Katherine Belk Morris as custodian for her minor children and 203 shares held by her husband, Charles Walker Morris.

         1218

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................   F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         1219

                          BELK OF WAYCROSS, GA., INC.

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   362,057   $    83,211
  Accounts receivable, net..................................    7,342,357     8,912,508
  Merchandise inventory.....................................   11,927,676    11,635,459
  Deferred income taxes.....................................       97,816        96,081
  Other.....................................................      460,151       388,311
                                                              -----------   -----------
Total current assets........................................   20,190,057    21,115,570
Loans receivable from affiliates, net.......................       32,258        32,258
Investments.................................................    2,232,388     8,050,711
Property, plant and equipment, net..........................    4,203,613     3,646,028
Deferred income taxes.......................................           --        60,424
Other noncurrent assets.....................................      186,068       154,136
                                                              -----------   -----------
                                                              $26,844,384   $33,059,127
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $ 1,600,000   $ 7,172,924
  Accounts payable and accrued expenses.....................    3,259,942     3,212,570
  Payables to affiliates, net...............................    2,460,534     2,594,282
  Accrued income taxes......................................      158,387       210,880
                                                              -----------   -----------
Total current liabilities...................................    7,478,863    13,190,656
Deferred income taxes.......................................       20,895            --
Long-term debt, excluding current installments..............    2,900,000     1,472,923
Other noncurrent liabilities................................      424,547       459,570
                                                              -----------   -----------
Total liabilities...........................................   10,824,305    15,123,149
Shareholders' equity:
  Common stock..............................................   14,502,900    14,502,900
  Retained earnings.........................................    1,517,179     3,433,078
                                                              -----------   -----------
Total shareholders' equity..................................   16,020,079    17,935,978
                                                              -----------   -----------
                                                              $26,844,384   $33,059,127
                                                              ===========   ===========

         1220

                          BELK OF WAYCROSS, GA., INC.

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $57,298,940   $55,034,298   $54,956,230
Less: Leased Sales......................................      177,639       386,655       559,630
                                                          -----------   -----------   -----------
Net sales...............................................   57,121,301    54,647,643    54,396,600
Operating costs and expenses............................   54,126,698    50,543,138    50,054,312
Impairment loss.........................................           --            --       187,524
                                                          -----------   -----------   -----------
Income from operations..................................    2,994,603     4,104,505     4,154,764
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (588,003)     (713,619)     (792,200)
  Dividend income.......................................        7,770         7,770         7,770
  Gain (loss) on disposal of property, plant and
     equipment..........................................      854,224          (465)      341,059
  Miscellaneous, net....................................     (303,086)       47,822       (12,403)
                                                          -----------   -----------   -----------
Total other expense, net................................      (29,095)     (658,492)     (455,774)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    2,965,508     3,446,013     3,698,990
Income tax expense (benefit)............................      989,300     1,245,094     1,296,295
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    1,976,208     2,200,919     2,402,695
Equity in earnings (loss) of unconsolidated entity, net
  of tax................................................           --        (6,762)       42,855
                                                          -----------   -----------   -----------
Net earnings............................................    1,976,208     2,194,157     2,445,550
Retained earnings at beginning of period................   (1,680,957)     (284,865)    1,517,179
Dividends paid..........................................     (580,116)     (580,116)     (580,116)
Retained earnings adjustments...........................           --       188,003        50,465
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $  (284,865)  $ 1,517,179   $ 3,433,078
                                                          ===========   ===========   ===========

         1221


                          BELK OF WAYCROSS, GA., INC.


                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996, and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         1222

                          BELK OF WAYCROSS, GA., INC.


                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8)The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional funded debt, except as permitted, and the disposal, expansion or purchase of fixed assets, except as permitted. Under the most restrictive of these provisions, the Company must maintain consolidated net working capital, as defined, of not less than $12,000,000; and a consolidated tangible net worth, as defined, of not less than $12,000,000. The Company was not in compliance with the working capital restriction as of February 1, 1997. The Company has obtained waivers for the out of compliance condition.

(9) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(10) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

         1223

                          BELK OF WAYCROSS, GA., INC.


                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(11) RETAINED EARNINGS ADJUSTMENT

     Adjustment to Retained Earnings of the Company at February 1, 1997, is due to the Company's share of Belk's Department Store of Albany Georgia's increase in the market value of marketable securities.

     An adjustment was made during fiscal 1966 to correct an over accrual of a sales tax liability made in the prior year on the books of Belk-Hudson Co. of St. Augustine, Fla., Inc. a wholly owned subsidiary of the Company. This prior period adjustment resulted in an increase in retained earnings of $124,929, net of applicable income taxes.

     Adjustment to Retained Earnings of the Company at February 3, 1996 is due to placing Belk's Department Store of Albany, Georgia on the equity method of accounting.

(12) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total stockholders' equity or net earnings as previously reported.

         1224

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         1225

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         1226

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         1227

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         1228

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         1229

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         1230

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $54,396,600   $2,445,551   $4,557,166   $5,772,420    $17,935,978
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --           --           --           --             --
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............   54,396,600    2,445,551    4,557,166    5,772,420     17,935,978
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                  (221,536)    (341,059)    (341,059)
  Gain/loss on sale of securities...........                        --           --           --
  Impairment loss...........................                   121,807      187,524      187,524
  Equity in earnings of unconsolidated
    subsidiaries............................                   (42,855)     (65,976)     (65,976)
  Gain/loss on discontinued operations......                        --           --           --
  Adjustment to tax expense.................                        --           --           --             --
                                                            ----------   ----------   ----------
Total non-operating items...................                  (142,584)    (219,511)    (219,511)
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                    (5,047)      (7,770)      (7,770)
  Adjustment for ownership in other Belk
    entities................................                                                         (8,050,711)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $2,297,920   $4,329,885   $5,545,139    $ 9,885,267
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $   (83,213)
    Negative cash balances reclassified to
      accounts payable......................           22
    Receivables from affiliates, net........           --
    Loans receivable from affiliates, net...      (32,258)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................    7,172,924
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............    2,594,282
    Long-term debt, excluding current
      installments..........................    1,472,923
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................   11,124,680
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $11,124,680
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1231

                                                               SUPPLEMENT NO. 28
         1232

                          BELK OF WAYCROSS, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 28
         1233

             BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Company of Corbin, Kentucky, Incorporated (the "Company"), to be held on April 16, 1998, at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Kentucky law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 107.7259 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 284,396 shares of New Belk Class A Common Stock which will represent approximately 0.4740% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (29)
         1234

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1235

             BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Company of Corbin, Kentucky, Incorporated (the "Company") will be held on April 16, 1998, at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Kentucky law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 107.7259 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1236

             BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED

                               SUPPLEMENT NO. 29

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 29 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1237

                                  THE COMPANY

     The Company was incorporated as a Kentucky corporation in 1947. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights under Kentucky law), will be converted, without any action on the part of the Shareholder, into the right to receive 107.7259 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,360 shares of Common Stock outstanding held of record by 21 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 68.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1238

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 480 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Kentucky Business Corporation Act (the "KBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,720 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer
         1239

restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common
         1240

Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the KBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The KBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 33 1/3% (or such higher or lower percentage as is contained in the articles of incorporation) of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the KBCA, unless the articles of incorporation or the KBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or
         1241

alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the KBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the KBCA requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the KBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power, to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the KBCA, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the KBCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     The KBCA provides that, except as provided in the articles of incorporation, action to be taken at a shareholders' meeting may be taken without a meeting and without prior notice, if the action is taken by all the shareholders entitled to vote on the action.

         1242

     If the articles of incorporation so provide, any action except the election of directors, may be taken without a meeting and without prior notice of the holders of at least 80% (or such higher percentage required by the KBCA or the articles of incorporation) of the votes entitled to be cast on such action sign the written consent(s) describing such action. The Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the KBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The KBCA requires a corporation to have at least one director. The number of directors is set by the articles of incorporation or the bylaws. If a board of directors has power to fix or change the number of directors, the board of directors may increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. If the articles of incorporation or bylaws establish a variable range for the size of the board of directors, the number of directors may be changed, within the prescribed range, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the
         1243

range for the size of the board or change from a fixed to a variable range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members. The Company Articles provides that the Company Board shall consist of three directors.

     Qualifications of Directors. The DGCL allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The KBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Kentucky or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Articles and Company Bylaws do not require directors of the Company to be residents of Kentucky or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The KBCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company does not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the KBCA, the shareholders may remove one or more directors with or without cause, unless the articles of incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. A director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.


     Cumulative Voting. Under the KBCA and the Constitution of the Commonwealth of Kentucky, shareholders of Kentucky corporations are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in

         1244


such manner as the shareholder shall determine or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.


     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the KBCA generally permits transactions involving a Kentucky corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the KBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the KBCA (i) in
         1245

connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the KBCA or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The KBCA concerning prohibiting the elimination or limitation of a director's personal, monetary liability is equivalent to the DGCL.

     The Company Bylaws authorize indemnification as provided in the KBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The KBCA concerning the approval of mergers or share exchanges is similar in all material respects to the DGCL, except that under the KBCA the surviving company's shareholders must approve a merger or share exchange if, after giving effect to the transaction, their interest in the participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The KBCA and DGCL provisions concerning the approval of the sale of all or substantially all of a corporation are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the KBCA contain business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL and KBCA, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the
         1246

effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The KBCA defines an "interested shareholder" as any person who (i) is the direct or indirect beneficial owner of at least 10% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate of the corporation and within five years of the date in question was the direct or indirect owner of at least 10% of the voting power of any class or series of the then outstanding stock of such corporation. The KBCA defines a "continuing director" as any member of the board of directors that is not an affiliate or associate of an interested shareholder or any of its affiliates, other than the corporation, and who was a director of the corporation prior to the time the interested shareholder became an interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The KBCA provides that in addition to any vote otherwise required by the KBCA or the articles of incorporation, a business combination must be approved by a majority of independent members of the board of directors who are also continuing directors, or the business combination must be approved by 80% of the votes entitled to be cast by outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock beneficially owned by an interested shareholder or an associate or affiliate of an interested shareholder. Furthermore, under the KBCA no business combination may occur between the corporation and an interested shareholder for five years after the date on which such person became an interested shareholder unless such person became an interested shareholder before March 28, 1986 or unless a majority of the independent directors approved the business combination before the date on which such person became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the KBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

         1247

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The KBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company has not granted preemptive rights to any Shareholder.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the KBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Sections 271B.13-200 to 271B.13-280 of the KBCA of the Kentucky Revised Statutes has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 271B.13-010, et seq., of the KBCA ("Subtitle 13") and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Subtitle 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SUBTITLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may dissent as to less than all the shares registered in his name, but must dissent as to all shares beneficially owned by any one person. In that event, his rights shall be determined as if the shares to which he has dissented and the other shares registered in his name were registered in the names of different Shareholders.

     A Shareholder desiring to pursue rights of appraisal must fulfill each of the following requirements:

          (1) The dissenting Shareholder must file a written objection to the Reorganization Agreement with the Company at or prior to the Special Meeting. Such objection must be delivered to the Company at

         1248

     2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention:
     Ralph A. Pitts, General Counsel.

          (2) The dissenting Shareholder must not vote in favor of the Reorganization Agreement at the Special Meeting. A failure to vote against the Reorganization Agreement will not constitute a waiver of a dissenting Shareholder's appraisal rights under Subtitle 13.

          (3) The dissenting Shareholder must make written demand upon the Company for payment of the fair value of the dissenting Shareholder's shares. The Company will deliver a written dissenters' notice (the "Dissenters' Notice") to the dissenting Shareholder within 10 days after the Special Meeting at which the Reorganization Agreement was approved which will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and where and when they must (b) deposit their common stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and requires that the dissenting Shareholder certify whether he acquired beneficial ownership of the shares before that date, (iv) set a date by which the Company must receive the Payment Demand, which may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is delivered, and (v) be accompanied by a copy of Subtitle 13.

          (4) A dissenting Shareholder who is sent the Dissenters' Notice must
     (i) certify whether he acquired beneficial ownership of the shares before the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (ii) demand payment and deposit the Certificates by the date specified in the Dissenters' Notice. Any dissenting Shareholder who makes a demand for payment and deposits the Certificates as required by Subtitle 13 will retain all other rights of a Shareholder until such rights are canceled or modified by the Merger. Any Shareholder failing to make demand for payment by the date specified in the Dissenters' Notice will not be entitled to payment under Subtitle 13.


     Any dissenting Shareholder who has fulfilled the foregoing requirement of Subtitle 13 will be paid by the Company, upon surrender of the Certificate or Certificates representing the dissenting shares, the fair value of the dissenting shares as of the day prior to the date of the Special Meeting at which the Reorganization Agreement was approved, excluding any appreciation or depreciation in anticipation of the Merger plus accrued interest. Subtitle 13 requires the payment to be accompanied by (i) certain of the Company's financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated, (iii) notification of rights to demand payment and (iv) a copy of Subtitle 13. The Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on November 25, 1997, the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company must send to the holder of the after-acquired shares after the Merger an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment.


     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company must return the deposited Certificates. If, after returning deposited Certificates, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company or offered by the Company is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make payment (or, if the Merger has not consummated, the Company does not return the deposited Certificates) within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in

         1249

writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, Subtitle 13 provides that the Company will institute judicial proceedings in the appropriate court, as specified in Subtitle 13 (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock could be more than, the same as, or less than that produced by the Exchange Ratio. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company or for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment. If the Company does not institute such proceeding within such 60 day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of the appraiser appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment was arbitrary, vexatious or otherwise not in good faith in demanding payment from the Company. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply with the material requirements of Subtitle 13, or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the court may award these counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

         1250

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on the November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT          RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------            ----------    ----------    --------    -----------    ----------------
Net Sales............  $6,329,468    $6,329,468       0.6      $(1,627,330)      $5,425,011
EBITDA...............     757,083       755,498         7       (1,627,330)       6,915,816
EBIT.................     536,377       534,792        10       (1,627,330)       6,975,250
Net Income...........     373,798       372,802        15               --        5,592,030
Book Equity..........   6,277,447     6,277,135         1               --        6,277,135

         1251

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                          N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $ 6,975,250
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 6,975,250
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          10.9524%          X        $ 6,975,250         =        $   763,957
Belk Enterprises,
  Inc.                         10.4762%          X          6,975,250         =            730,741
                                                                                       -----------
Total                                                                                  $ 1,494,698
                                                                                       ===========

Total Relative Value of Company                                                        $ 6,975,250
Total Relative Value of Company Owned by Other Belk Companies                 -          1,494,698
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 5,480,552
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 5,480,552             /          $1,156,226,577            =               .4740%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4740%               X         59,998,834)        /              2,640         =           107.7259


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1252

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share, dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  111.25
  Dividends(2)..............................................          50.00
  Book value per share(3)...................................       1,868.29
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         103.42
  Dividends(2)..............................................          28.01
  Book value per share......................................       1,348.73


---------------

(1) Based on 3,360 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,360 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share, New Belk pro forma combined dividends per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1253

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  6,094      $  6,052      $  6,329
Net income..................................................        340           426           374
Per common share
  Net income (loss)(1)......................................     101.13        126.83        111.25
  Dividends.................................................      50.00         50.00         50.00
  Book value(2).............................................   1,717.86      1,804.79      1,868.29
Total assets................................................      6,406         6,743         6,932
Shareholders' equity........................................      5,772         6,064         6,277

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,196        $4,184
Income from operations......................................       216           146

---------------


(1) Based on 3,360 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,360 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1254

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Trade Mart Shopping Center in Corbin, Kentucky. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     The Company also owns approximately $200,000 in marketable securities.

     Facilities. The Company owns the store property and building, which contains approximately 54,000 square feet of floor area, together with a portion of the adjacent parking area. The store was remodeled in 1996. The Company believes the facility is adequate for its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Goody's and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a materially adverse effect on the Company's business, financial condition or results of operations.

         1255

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................       964           28.7%
Thomas M. Belk, Jr. (Executive Officer) (a)(c)(d)...........       848           25.2%
H. W. McKay Belk (Executive Officer) (a)(c)(d)..............       848           25.2%
John R. Belk (Director and Executive Officer) (a)(c)(d).....       848           25.2%
Henderson Belk (Director) (b)...............................        32            1.0%
Sarah Belk Gambrell (Director) (b)..........................       708           21.1%
John A. Kuhne (Director) (f)................................       480           14.3%
Lucy S. Kuhne (e)...........................................       640           19.0%
Mary E. S. Hanahan..........................................       480           14.3%
R. E. Greiner (Executive Officer)...........................         0               *
Welch Bostick, Jr. (Executive Officer)......................         0               *
Kate McArver Simpson (e)....................................       204            6.1%
Belk Enterprise, Inc........................................       352           10.5%
J.V. Properties.............................................       368           11.0%
All Directors and Executive Officers as a group (8
  persons)..................................................     2,300           68.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy
S. Kuhne, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Mary E. S. Hanahan -- P.O. Box 1294, Charleston, S.C. 29402; Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Kate McArver Simpson -- P.O. Box 17433, Greenville, S.C. 29606.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 68 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 32 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 352 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive

         1256


    Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr.,
    H. W. McKay Belk and John R. Belk.


(d) Includes 368 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(e) Includes 160 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy S. Kuhne and Claire Russo.



(f) Includes 480 shares held by John A. Kuhne's wife, Lucy S. Kuhne.

         1257

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1258

             BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  105,422    $  124,586
  Accounts receivable, net..................................     942,497     1,114,509
  Merchandise inventory.....................................   1,120,436     1,244,853
  Receivable from affiliates, net...........................   3,332,256     1,495,281
  Refundable income taxes...................................          --        12,767
  Deferred income taxes.....................................      19,764        17,576
  Other.....................................................      58,473        52,378
                                                              ----------    ----------
Total current assets........................................   5,578,848     4,061,950
Loans receivable from affiliates, net.......................       7,464         7,464
Investments.................................................     241,673       256,984
Property, plant and equipment, net..........................     889,463     2,584,017
Other noncurrent assets.....................................      25,687        21,434
                                                              ----------    ----------
                                                              $6,743,135    $6,931,849
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  435,031    $  396,912
  Accrued income taxes......................................      60,307        33,557
                                                              ----------    ----------
Total current liabilities...................................     495,338       430,469
Deferred income taxes.......................................      18,380        38,353
Other noncurrent liabilities................................     165,321       185,580
                                                              ----------    ----------
Total liabilities...........................................     679,039       654,402
Shareholders' equity:
  Common stock..............................................     336,000       336,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................      80,375        87,928
  Retained earnings.........................................   5,647,721     5,853,519
                                                              ----------    ----------
Total shareholders' equity..................................   6,064,096     6,277,447
                                                              ----------    ----------
                                                              $6,743,135    $6,931,849
                                                              ==========    ==========

         1259

             BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $6,094,039    $6,051,615    $6,329,468
Operating costs and expenses...............................   5,645,700     5,539,376     5,806,986
                                                             ----------    ----------    ----------
Income from operations.....................................     448,339       512,239       522,482
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      98,147       141,128        58,488
  Dividend income..........................................       5,081         5,495         5,996
  Gain (loss) on disposal of property, plant and
     equipment.............................................         543            25            60
  Gain (loss) on sale of securities........................       5,391        30,921         1,525
  Miscellaneous, net.......................................     (15,194)       (4,099)        6,314
                                                             ----------    ----------    ----------
Total other expense, net...................................      93,968       173,470        72,383
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     542,307       685,709       594,865
Income tax expense (benefit)...............................     202,506       259,569       221,067
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     339,801       426,140       373,798
                                                             ----------    ----------    ----------
Net earnings...............................................     339,801       426,140       373,798
Retained earnings at beginning of period...................   5,217,780     5,389,581     5,647,721
Dividends paid.............................................    (168,000)     (168,000)     (168,000)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $5,389,581    $5,647,721    $5,853,519
                                                             ==========    ==========    ==========

         1260

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1261
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1262

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                             TITLE 23, CHAPTER 271B
                             BUSINESS CORPORATIONS
                               STATE OF KENTUCKY

                        SUBTITLE 13. DISSENTERS' RIGHTS

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

271B.13-010.  DEFINITIONS.

     As used in this subtitle:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under KENTUCKY REVISED STATUTES ("KRS") 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to KRS 271B.13-280;

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12- 210 or exempted by KRS 271B.12-220(2), "fair value" shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12- 210;

     (4) "Interest" means interest from the effective date of the corporate until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances;

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation;

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

271B.13-020.  RIGHT TO DISSENT.

     (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party;

             1. If shareholder approval is required for the merger by KRS 271B.11-040 or the charter and the shareholder is entitled to vote on the merger; or

             2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a

         1263

     sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
     (1) year after the date of sale;

          (d) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

             1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

             2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             4. Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under KRS 271B.6-040; or

          (e) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

          (f) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (2) A shareholder entitled to dissent and obtain payment for his shares under this subchapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

271B.13-030.  DISSENT BY NOMINEE AND BENEFICIAL OWNERS.

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (a) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

271B.13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders' meeting upon request of that shareholder.

     (2) If corporate action creating dissenters' rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in KRS 271B.13-220.

         1264

271B.13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b) Shall not vote his shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

271B.13-220.  DISSENTERS' NOTICE.

     (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

     (2) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

          (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
     (60) days after the date the notice required by subsection (1) of this section is delivered; and

          (e) Be accompanied by a copy of this subtitle.

271B.13-230.  DUTY TO DEMAND PAYMENT.

     (1) A shareholder sent a dissenters' notice described in KRS 271B.13-220 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this subtitle.

271B.13-240.  SHARE RESTRICTIONS.

     (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

         1265

     (2) The person for whom dissenters' rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

271B.13-250.  PAYMENT.

     (1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, which ever is later, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (2) The payment must be accompanied by:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b) A statement of a corporations' estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated; and

          (d) A statement of the dissenter's right to demand payment under KRS 271B.13-280.

271B.13-260.  FAILURE TO TAKE ACTION.

     (1) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporate effectuates the proposed action, it must send a new dissenters' notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270.  AFTER-ACQUIRED SHARES.

     (1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcements to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under KRS 271B.13-280.

271B.13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation's offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

          (a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

         1266

          (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

     (2) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

                          JUDICIAL APPRAISAL OF SHARES

271B.13-300.  COURT ACTION.

     (1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (5) Each dissenter made a party to the proceeding is entitled to judgment:

          (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

          (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310.  COURT COSTS AND COUNSEL FEES.

     (1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 or KRS 271B.13-280; or

         1267

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1268

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 6,329,468    $373,798    $536,377   $757,083     $6,277,447
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 6,329,468     373,798     536,377    757,083      6,277,447
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                      (38)        (60)       (60)
  Gain/loss on sale of securities.............                     (958)     (1,525)    (1,525)
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                     (996)     (1,585)    (1,585)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                           (312)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $372,802    $534,792   $755,498     $6,277,135
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (124,585)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,495,281)
    Loans receivable from affiliates, net.....       (7,464)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,627,330)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,627,330)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1269

                                                               SUPPLEMENT NO. 29
         1270

             BELK-SIMPSON COMPANY OF CORBIN, KENTUCKY, INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 29
         1271

             BELK-SIMPSON COMPANY OF HARLAN, KENTUCKY, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Company of Harlan, Kentucky, Incorporated (the "Company"), to be held on April 16, 1998, at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Kentucky law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 128.0566 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 201,625 shares of New Belk Class A Common Stock which will represent approximately 0.3360% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (30)
         1272

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1273

             BELK-SIMPSON COMPANY OF HARLAN, KENTUCKY, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON COMPANY OF HARLAN, KENTUCKY, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Company of Harlan, Kentucky, Incorporated (the "Company") will be held on April 16, 1998, at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Kentucky law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 128.0566 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1274

                            BELK-SIMPSON COMPANY OF
                         HARLAN, KENTUCKY, INCORPORATED

                               SUPPLEMENT NO. 30

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 30 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON COMPANY OF HARLAN, KENTUCKY, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.

     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE ALSO AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1275

                                  THE COMPANY

     The Company was incorporated as a Kentucky corporation in 1955. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights under Kentucky law), will be converted, without any action on the part of the Shareholder, into the right to receive 128.0566 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,137.5 shares of Common Stock outstanding held of record by 26 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 79.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1276

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 112.5 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Kentucky Business Corporation Act (the "KBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk is 420,000,000 shares, consisting of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,500 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer
         1277

restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B
         1278

Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the KBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The KBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 33 1/3% (or such higher or lower percentage as is contained in the articles of incorporation) of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the KBCA, unless the articles of incorporation or the KBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or
         1279

alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the KBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the KBCA requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or one or more series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the KBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting group to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval of the stockholders to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power, to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the KBCA, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the KBCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     The KBCA provides that, except as provided in the articles of incorporation, action to be taken at a shareholders' meeting may be taken without a meeting and without prior notice, if the action is taken by all the shareholders entitled to vote on the action.

         1280

     If the articles of incorporation so provide, any action except the election of directors, may be taken without a meeting and without prior notice of the holders of at least 80% (or such higher percentage required by the KBCA or the articles of incorporation) of the votes entitled to be cast on such action sign the written consent(s) describing such action. The Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the KBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The KBCA requires a corporation to have at least one director. The number of directors is set by the articles of incorporation or the bylaws. If a board of directors has power to fix or change the number of directors, the board of directors may increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. If the articles of incorporation or bylaws establish a variable range for the size of the board of directors, the number of directors may be changed, within the prescribed range, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the
         1281

range for the size of the board or change from a fixed to a variable range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members. The Company Articles provides that the Company Board shall consist of nine directors.

     Qualifications of Directors. The DGCL allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The KBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Kentucky or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Articles and Company Bylaws do not require directors of the Company to be residents of Kentucky or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The KBCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company does not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the KBCA, the shareholders may remove one or more directors with or without cause, unless the articles of incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. A director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.


     Cumulative Voting. Under the KBCA and the Constitution of the Commonwealth of Kentucky, shareholders of Kentucky corporations are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in

         1282


such manner as the shareholder shall determine or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.


     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the KBCA generally permits transactions involving a Kentucky corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the KBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the KBCA (i) in
         1283

connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the KBCA or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. Unless limited by its article of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The KBCA concerning prohibiting the elimination or limitation of a director's personal, monetary liability is equivalent to the DGCL.

     The Company Bylaws authorize indemnification as provided in the KBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The KBCA concerning the approval of mergers or share exchanges is similar in all material respects to the DGCL, except that under the KBCA the surviving company's shareholders must approve a merger or share exchange if, after giving effect to the transaction, their interest in the participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The KBCA and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the KBCA contain business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL and KBCA, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the
         1284

effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The KBCA defines an "interested shareholder" as any person who (i) is the direct or indirect beneficial owner of at least 10% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate of the corporation and within five years of the date in question was the direct or indirect owner of at least 10% of the voting power of any class or series of the then outstanding stock of such corporation. The KBCA defines a "continuing director" as any member of the board of directors that is not an affiliate or associate of an interested shareholder or any of its affiliates, other than the corporation, and who was a director of the corporation prior to the time the interested shareholder became an interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The KBCA provides that in addition to any vote otherwise required by the KBCA or the articles of incorporation, a business combination must be approved by a majority of independent members of the board of directors who are also continuing directors, or the business combination must be approved by 80% of the votes entitled to be cast by outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock beneficially owned by an interested shareholder or an associate or affiliate of an interested shareholder. Furthermore, under the KBCA no business combination may occur between the corporation and an interested shareholder for five years after the date on which such person became an interested shareholder unless such person became an interested shareholder before March 28, 1986 or unless a majority of the independent directors approved the business combination before the date on which such person became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the KBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

         1285

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The KBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company has not granted preemptive rights to any Shareholder.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the KBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose; (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Sections 271B.13-200 to 271B.13-280 of the KBCA of the Kentucky Revised Statutes has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 271B.13-010, et seq., of the KBCA ("Subtitle 13") and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Subtitle 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SUBTITLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may dissent as to less than all the shares registered in his name, but must dissent as to all shares beneficially owned by any one person. In that event, his rights shall be determined as if the shares to which he has dissented and the other shares registered in his name were registered in the names of different Shareholders.

     A Shareholder desiring to pursue rights of appraisal must fulfill each of the following requirements:

          (1) The dissenting Shareholder must file a written objection to the Reorganization Agreement with the Company at or prior to the Special Meeting. Such objection must be delivered to the Company at

         1286

     2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention:
     Ralph A. Pitts, General Counsel.

          (2) The dissenting Shareholder must not vote in favor of the Reorganization Agreement at the Special Meeting. A failure to vote against the Reorganization Agreement will not constitute a waiver of a dissenting Shareholder's appraisal rights under Subtitle 13.

          (3) The dissenting Shareholder must make written demand upon the Company for payment of the fair value of the dissenting Shareholder's shares. The Company will deliver a written dissenters' notice (the "Dissenters' Notice") to the dissenting Shareholder within 10 days after the Special Meeting at which the Reorganization Agreement was approved which will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and where and when they must (b) deposit their common stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and requires that the dissenting Shareholder certify whether he acquired beneficial ownership of the shares before that date, (iv) set a date by which the Company must receive the Payment Demand, which may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is delivered, and (v) be accompanied by a copy of Subtitle 13.

          (4) A dissenting Shareholder who is sent the Dissenters' Notice must
     (i) certify whether he acquired beneficial ownership of the shares before the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger, and (ii) demand payment and deposit the Certificates by the date specified in the Dissenters' Notice. Any dissenting Shareholder who makes a demand for payment and deposits the Certificates as required by Subtitle 13 of the KRS will retain all other rights of a Shareholder until such rights are canceled or modified by the Merger. Any Shareholder failing to make demand for payment by the date specified in the Dissenters' Notice will not be entitled to payment under Subtitle 13.


     Any dissenting Shareholder who has fulfilled the foregoing requirement of Subtitle 13 will be paid by the Company, upon surrender of the Certificate or Certificates representing the dissenting shares, the fair value of the dissenting shares as of the day prior to the date of the Special Meeting at which the Reorganization Agreement was approved, excluding any appreciation or depreciation in anticipation of the Merger plus accrued interest. Subtitle 13 requires the payment to be accompanied by (i) certain of the Company's financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated, (iii) notification of rights to demand payment and (iv) a copy of Subtitle 13. The Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on November 25, 1997, the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company must send to the holder of the after-acquired shares after the Merger an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment.


     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company must return the deposited Certificates. If, after returning deposited Certificates, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company or offered by the Company is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make payment (or, if the Merger has not consummated, the Company does not return the deposited Certificates) within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in

         1287

writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, Subtitle 13 provides that the Company will institute judicial proceedings in the appropriate court, as specified in Subtitle 13 (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, and (ii) the accrued interest. The "fair value" of the Common Stock could be more than, the same as, or less than that produced by the Exchange Ratio. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company or for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of the appraiser appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment was arbitrary, vexatious or otherwise not in good faith in demanding payment from the Company. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply with the material requirements of Subtitle 13, or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the court may award these counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

         1288

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE    (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ---------   ----------------
Net Sales....................  $7,324,820   $7,324,820     0.6      $(879,938)     $5,274,830
EBITDA.......................     324,820      258,104       7       (879,938)      2,686,666
EBIT.........................     168,235      221,236      10       (879,938)      3,092,298
Net Income...................     149,572      194,526      15             --       2,917,890
Book Equity..................   3,682,552    3,682,440       1             --       3,682,440

         1289

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $5,274,830
Relative Operating Value of Other Companies Owned by Company                  +        $       --
                                                                                       ----------
Total Relative Value of Company                                               =        $5,274,830
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         10.5263%          X        $5,274,830          =        $  555,244
Belk's Department
  Store of Florence,
  S.C., Incorporated           15.8129%          X         5,274,830          =           834,104
                                                                                       ----------
Total                                                                                  $1,389,348
                                                                                       ==========
Total Relative Value of Company                                                        $5,274,830
Total Relative Value of Company Owned by Other Belk Companies                 -         1,389,348
                                                                                       ----------
Net Relative Value of Company                                                 =        $3,885,482
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $3,885,482              /           1,156,226,577            =               .3360%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.3360%               X        59,998,834)         /          1,574.5           =         128.0566


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1290

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share, dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   69.98
  Dividends(2)..............................................          20.00
  Book value per share(3)...................................       1,722.83
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         122.93
  Dividends(2)..............................................          33.29
  Book value per share......................................       1,603.27


---------------

(1) Based on 2,137.50 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,137.50 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share, New Belk pro forma combined dividends per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1291

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  7,668      $  7,582      $  7,325
Net income..................................................        218           158           150
Per common share
  Net Income (loss)(1)......................................     102.14         73.87         69.98
  Dividends.................................................      10.00         15.00         20.00
  Book value(2).............................................   1,613.99      1,672.86      1,722.83
Total assets................................................      4,090         4,167         4,150
Shareholders' equity........................................      3,450         3,576         3,683

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,933        $4,909
Income from operations......................................        (9)          177

---------------


(1) Based on 2,137.50 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,137.50 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1292

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in the following locations in Kentucky: Village Center in Harlan and Middlesboro Mall in Middlesboro. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Kunhe/Greiner group office in Greenville, South Carolina.

     Facilities. The Company operates two stores, both of which are leased under long-term leases. The store leases have termination dates of 2007 and 2009, respectively. The floor space of each of the leased buildings is 58,000 square feet. The Company believes these facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Goody's and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1293

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)........      868.0          40.6%
Thomas M. Belk, Jr. (Executive Officer) (a)(b)(c)...........      753.0          35.2%
H. W. McKay Belk (Executive Officer) (a)(b)(d)..............      758.0          35.5%
John R. Belk (Director and Executive Officer) (a)(b)(e).....      748.0          35.0%
Sarah Belk Gambrell (Director)..............................      680.0          31.8%
Leroy Robinson (a)..........................................      180.0           8.4%
Katherine McKay Belk (a)....................................      180.0           8.4%
Katherine Belk Morris (a)(f)................................      195.0           9.1%
John A. Kuhne (Director and Executive Officer) (h)..........      112.5           5.3%
Kate Simpson (g)............................................      162.5           7.6%
Lucy Simpson Kuhne (g)......................................      162.5           7.6%
Mary E. S. Hanahan..........................................      112.5           5.3%
R. E. Greiner (Executive Officer)...........................          0              *
Welch Bostick, Jr. (Executive Officer)......................          0              *
Thomas M. Belk, Trustee U/A dated September 15, 1993........        180           8.4%
Belk's Department Store of Florence, S.C., Incorporated.....        338          15.8%
Belk Enterprises, Inc. .....................................        225          10.5%
All Directors and Executive Officers as a group (7
  persons)..................................................    1,690.5          79.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy S. Kuhne, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Kate
Simpson -- P.O. Box 17433, Greenville, S.C. 29606; Mary E. S. Hanahan -- P.O. Box 1294, Charleston, S.C. 29402; Belk's Department Store of Florence, S.C., Incorporated, Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 180 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 338 shares held by Belk's Department Store of Florence, S.C., Incorporated and 225 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such

         1294


     corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(c) Includes 10 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(d) Includes 15 shares held by H. W. McKay Belk as custodian for his minor children.

(e)  Includes 5 shares held by John R. Belk as custodian for his minor children.

(f) Includes 15 shares held by Katherine Belk Morris as custodian for her minor children.

(g) Includes 50 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(h)  Includes 112.5 shares held by John A. Kuhne's wife, Lucy S. Kuhne.

         1295

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1296

             BELK-SIMPSON COMPANY OF HARLAN, KENTUCKY, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  413,636    $   97,256
  Accounts receivable, net..................................   1,206,910     1,400,358
  Merchandise inventory.....................................   1,814,515     1,610,640
  Receivable from affiliates, net...........................     406,837       777,122
  Refundable income taxes...................................       9,697         5,411
  Deferred income taxes.....................................      30,329        24,888
  Other.....................................................      66,621        88,797
                                                              ----------    ----------
Total current assets........................................   3,948,545     4,004,472
Loans receivable from affiliates, net.......................       5,560         5,560
Investments.................................................         112           112
Property, plant and equipment, net..........................     152,814        72,430
Deferred income taxes.......................................          --        12,850
Other noncurrent assets.....................................      59,657        54,570
                                                              ----------    ----------
                                                              $4,166,688    $4,149,994
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  468,495    $  352,145
  Accrued income taxes......................................      47,272        47,524
                                                              ----------    ----------
Total current liabilities...................................     515,767       399,669
Deferred income taxes.......................................      10,094            --
Other noncurrent liabilities................................      65,097        67,773
                                                              ----------    ----------
Total liabilities...........................................     590,958       467,442
Shareholders' equity:
  Common stock..............................................     213,750       213,750
  Retained earnings.........................................   3,361,980     3,468,802
                                                              ----------    ----------
Total Shareholders' equity..................................   3,575,730     3,682,552
                                                              ----------    ----------
                                                              $4,166,688    $4,149,994
                                                              ==========    ==========

         1297

             BELK-SIMPSON COMPANY OF HARLAN, KENTUCKY, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $7,668,351    $7,581,525    $7,324,819
Operating costs and expenses...............................   7,293,048     7,342,949     7,084,183
Impairment loss............................................          --            --        52,494
                                                             ----------    ----------    ----------
Income from operations.....................................     375,303       238,576       188,142
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      (3,088)       10,310         8,113
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --            --          (507)
  Miscellaneous, net.......................................      (1,930)        5,087       (19,400)
                                                             ----------    ----------    ----------
Total other expense, net...................................      (5,018)       15,397       (11,794)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     370,285       253,973       176,348
Income tax expense (benefit)...............................     151,952        96,085        26,776
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     218,333       157,888       149,572
                                                             ----------    ----------    ----------
Net earnings...............................................     218,333       157,888       149,572
Retained earnings at beginning of period...................   3,039,197     3,236,155     3,361,980
Dividends paid.............................................     (21,375)      (32,063)      (42,750)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $3,236,155    $3,361,980    $3,468,802
                                                             ==========    ==========    ==========

         1298

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1299
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1300

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                             TITLE 23, CHAPTER 271B
                             BUSINESS CORPORATIONS
                               STATE OF KENTUCKY

                        SUBTITLE 13. DISSENTERS' RIGHTS

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

271B.13-010.  DEFINITIONS.

     As used in this subtitle:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Kentucky Revised Statutes ("KRS") 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to KRS 271B.13-280;

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12- 210 or exempted by KRS 271B.12-220(2), "fair value" shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12- 210;

     (4) "Interest" means interest from the effective date of the corporate until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances;

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation;

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

271B.13-020.  RIGHT TO DISSENT.

     (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party;

             1. If shareholder approval is required for the merger by KRS 271B.11-040 or the charter and the shareholder is entitled to vote on the merger; or

             2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a

         1301

     sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
     (1) year after the date of sale;

          (d) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

             1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

             2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             4. Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under KRS 271B.6-040; or

          (e) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

          (f) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (2) A shareholder entitled to dissent and obtain payment for his shares under this subchapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

271B.13-030.  DISSENT BY NOMINEE AND BENEFICIAL OWNERS.

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (a) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

271B.13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders' meeting upon request of that shareholder.

     (2) If corporate action creating dissenters' rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in KRS 271B.13-220.

         1302

271B.13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b) Shall not vote his shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

271B.13-220.  DISSENTERS' NOTICE.

     (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

     (2) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

          (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
     (60) days after the date the notice required by subsection (1) of this section is delivered; and

          (e) Be accompanied by a copy of this subtitle.

271B.13-230.  DUTY TO DEMAND PAYMENT.

     (1) A shareholder sent a dissenters' notice described in KRS 271B.13-220 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this subtitle.

271B.13-240.  SHARE RESTRICTIONS.

     (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

         1303

     (2) The person for whom dissenters' rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

271B.13-250.  PAYMENT.

     (1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, which ever is later, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (2) The payment must be accompanied by:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b) A statement of a corporations' estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated; and

          (d) A statement of the dissenter's right to demand payment under KRS 271B.13-280.

271B.13-260.  FAILURE TO TAKE ACTION.

     (1) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporate effectuates the proposed action, it must send a new dissenters' notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270.  AFTER-ACQUIRED SHARES.

     (1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcements to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under KRS 271B.13-280.

271B.13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation's offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

          (a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

         1304

          (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

     (2) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

                          JUDICIAL APPRAISAL OF SHARES

271B.13-300.  COURT ACTION.

     (1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (5) Each dissenter made a party to the proceeding is entitled to judgment:

          (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

          (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310.  COURT COSTS AND COUNSEL FEES.

     (1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 or KRS 271B.13-280; or

         1305

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1306

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $7,324,820    $149,572    $168,235   $205,103     $3,682,552
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $7,324,820     149,572     168,235    205,103      3,682,552
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     430         507        507
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                  44,524      52,494     52,494
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                  44,954      53,001     53,001
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (112)
                                                               --------    --------   --------     ----------
Per Model......................................                $194,526    $221,236   $258,104     $3,682,440
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (97,256)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (777,122)
    Loans receivable from affiliates, net......      (5,560)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (879,938)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (879,938)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1307

                                                               SUPPLEMENT NO. 30
         1308

             BELK-SIMPSON COMPANY OF HARLAN, KENTUCKY, INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 30
         1309

                              BELK OF MISS., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Miss., Inc. (the "Company"), to be held on April 16, 1998, at 11:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Mississippi law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 9.2238 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 776,201 shares of New Belk Class A Common Stock which will represent approximately 1.2937% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (31)
         1310

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1311

                              BELK OF MISS., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK OF MISS., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Miss., Inc. (the "Company") will be held on April 16, 1998, at 11:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Mississippi law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 9.2238 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1312

                              BELK OF MISS., INC.

                               SUPPLEMENT NO. 31

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 31 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF MISS., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    13
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
  General...................................................    18
  Comparison of Nine Months Ended November 1, 1997 and
     November 2, 1996.......................................    18
  Comparison of Fiscal Years Ended February 1, 1997 and
     February 3, 1996.......................................    19
  Comparison of Fiscal Years Ended February 3, 1996 and
     January 31, 1995.......................................    19
  Seasonality and Quarterly Fluctuations....................    20
  Liquidity and Capital Resources...........................    20
  Impact of Inflation.......................................    21
BUSINESS OF THE COMPANY.....................................    21
SECURITY OWNERSHIP OF THE COMPANY...........................    22
INDEX TO HISTORICAL FINANCIAL STATEMENTS....................   F-1
  Report of KPMG Peat Marwick LLP, Independent Auditors.....   F-2
  Balance Sheets............................................   F-3
  Statements of Operations..................................   F-4
  Statements of Shareholders' Equity........................   F-5
  Statements of Cash Flows..................................   F-6
  Notes to Financial Statements.............................   F-7
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1313

                                  THE COMPANY

     The Company was incorporated as a Mississippi corporation in 1946 as Belk-Hudson Company of Corinth, Mississippi, Incorporated. The Company changed its name to Belk of Miss., Inc. on July 9, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 11:20 a.m., local time, at the offices Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of Class A Common Stock, $100 par value per share (the "Class A Common Stock"), and Class B Common Stock, $100 par value per share (the "Class B Common Stock"; together with the Class A Common Stock, the "Common Stock"), of the Company (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Mississippi law), will be converted, without any action on the part of the Shareholder, into the right to receive 9.2238 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 108,923 shares of Common Stock outstanding held of record by 89 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 70.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         1314

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see ' -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks associated with the Company's new store in Prattville, Alabama and recent store renovations in Gadsden and Cullman, Alabama. The Company recently opened the new store in Prattville, where Belk has no history of store operations, and renovated its stores in Gadsden and Cullman. The Company borrowed funds to finance these projects. There is no assurance that the operating results of these new and renovated stores will meet projections. If these new and renovated stores do not meet projections, the Company may have difficulty repaying its borrowings for these projects. The Merger would enable the Company to rely upon New Belk to repay these borrowings.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization
 -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Mississippi Business Corporation Act (the "MBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital

         1315

stock of the Company consists of (i) 300,000 shares of Class A Common Stock and
(ii) 6,000 shares of Class B Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for two classes of common stock.


     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New

         1316

Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the MBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The MBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the MBCA, unless the articles of incorporation or the MBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

         1317

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the MBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the MBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the MBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires the stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the MBCA, a corporation's board of directors may amend or repeal the corporation's bylaws unless: (i) the articles of incorporation or the MBCA reserve this power exclusively to the shareholders in whole or part; or (ii) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

         1318

     Pursuant to the MBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the MBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to fill the vacancy if it is filled by the shareholders.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The MBCA requires a corporation to have at least one director. The number of directors is set by the articles of incorporation or the bylaws. If the board of directors has power to fix or change the number of directors, the board of directors may increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. If the articles of incorporation or bylaws establish a variable range for the size of the board of directors, the number of directors may be changed, within the prescribed range, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the
         1319

range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The MBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Mississippi or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Mississippi or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The MBCA provides that if there are nine or more directors, the articles of incorporation may allow for staggering their terms by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under to the MBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The MBCA provides that shareholders have the right to cumulate their votes for directors unless the articles of incorporation provide otherwise. The Company articles do not provide otherwise.

         1320

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the MBCA generally permits transactions involving a Mississippi corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after either required disclosure to them, provided that action by a committee is so effective only if
(a) all its members are qualified directors, and (b) its members are either all the qualified directors on the board or are appointed by the affirmative vote of a majority of the qualified directors on the board; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with regard to unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the MBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and

         1321

(iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the MBCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the MBCA or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The MBCA describes the categories prohibited from being limited or eliminated from a director's scope of personal, monetary liability as follows: (i) the amount of a financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the corporation or the shareholders; (iii) a violation involving an unlawful distribution; or (iv) an intentional violation of criminal law.

     The Company Bylaws authorize indemnification as provided in the MBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The MBCA concerning the approval of merger or share exchange is similar in all material respects to the DGCL, except that under the MBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in the participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the MBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. The DGCL and the MBCA contain business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL and the MBCA, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an
         1322

interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation; (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. The MBCA defines an "interested shareholder" as any person who owns 20% of the outstanding voting shares or an affiliate of the corporation owning 20% of the outstanding voting shares within the prior two years.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The MBCA requires that, in addition to any vote otherwise required by the MBCA, by the articles of incorporation or by the bylaws, a business combination be approved by 80% of the votes entitled to be cast of outstanding shares and 66 2/3% of the votes entitled to be cast by noninterested holders of voting shares voting together as a single class.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the MBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate

         1323

class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The MBCA concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain a provision with regard to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.


     Pursuant to the MBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation and (iii) the record of shareholders.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the MBCA ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to assert statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Shareholders who wish to exercise dissenters' rights (i) must deliver to the Company, before the vote on the Reorganization Agreement is taken, written notice (the "Dissenter's Notice") of their intent to demand payment for their shares if the Reorganization Agreement is approved and (ii) must NOT vote their shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these requirements is not entitled to payment for shares under Article 13.

     A Shareholder electing to exercise dissenters' rights under Article 13 must not vote for approval of the Reorganization Agreement. Under Article 13, a vote against approval of the Reorganization Agreement is not required in order for a Shareholder to exercise dissenters' rights. However, if a Shareholder returns a signed proxy but does not specify a vote against approval of the Reorganization Agreement or an election to abstain, the proxy will be voted for the proposal which will have the effect of waiving that Shareholder's dissenters' rights.

     If the Merger is consummated, the Company must send a notice to that effect (the "Company Notice") no later than 10 days after the closing date to all Shareholders that have perfected their right to assert dissenters' rights under
Article 13. Upon receipt of the Company Notice, dissenters must demand payment for their shares by the date set forth in the Company Notice (a "Payment Demand"). A Shareholder who elects to exercise dissenters' rights must mail or deliver his or her written Payment Demand to: Belk Stores Services,

         1324


Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, attention:
Mr. Ralph A. Pitts. The written Payment Demand for payment must comply with the provisions of Article 13 and must specify the Shareholder's name and mailing address, the number of shares of Common Stock owned, and state that the Shareholder is demanding payment of his or her shares. The Shareholder must also certify that the Shareholder had beneficial ownership of the shares before the date set forth in the Company Notice, which is November 25, 1997, the date of the first announcement of the proposed sale to the news media. The Shareholder must also deposit his or her share certificates in accordance with the terms of the Company Notice. Failure to make a Payment Demand or deposit the share certificates where required, each by the dates for such action set forth in the Company Notice, will forfeit the Shareholder's right to receive payment for his or her shares.


     Upon receipt of a Payment Demand, the Company shall pay Shareholders who complied with Article 13 the amount the Company estimates to be fair value of the shares submitted by such Shareholder plus accrued interest. Certain financial information concerning the Company, its estimate of the value of the shares, an explanation of how interest was calculated, and a statement of rights to demand payment along with a copy of Article 13, must accompany such offer or payment.

     A dissenter may reject the Company's payment and demand in writing payment of the fair value of his shares and interest due based on his own estimate of the fair value of his shares and amount of interest due. To be entitled to such rights, the dissenter must notify the Company of his demand in writing within 30 days after the Company made payment for the shares.

     If a dissenter has rejected the Company's payment and demanded payment of the fair value of the shares and interest due and the demand for such payment remains unsettled, the Company will commence a judicial proceeding within 60 days after receiving the payment demand and petition an appropriate court, as described in Article 13 (the "Court"), to determine the fair value of the shares and accrued interest. If the Company does not commence such action with the required 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     The Court in an appraisal proceeding will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the Court. Additionally, the Court may assess fees of legal counsel and of experts for the respective parties. The Court will assess the costs against the Company, except that the Court may assess costs against all or some of the dissenters to the extent the Court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13, or the Court may assess counsel fees against the dissenters who were benefitted.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage

         1325

ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                                       RELATIVE
METHODOLOGY                 ACTUAL       ADJUSTED     MULTIPLE   NET DEBT (CASH)   OPERATING VALUES
-----------               -----------   -----------   --------   ---------------   ----------------
Net Sales...............  $28,604,139   $28,604,139      0.6       $(2,198,505)      $19,360,988
EBITDA..................    3,026,104     1,738,051        7        (2,198,505)       14,364,862
EBIT....................    2,382,465     1,094,412       10        (2,198,505)       13,142,625
Net Income..............    1,555,411       630,390       15                --         9,455,850
Book Equity.............   11,274,532    11,267,862        1                --        11,267,862

         1326

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
         N/A                     N/A %           X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $19,360,988
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $19,360,988
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company            .3672%          X        $19,360,988         =        $    71,094
Belk Enterprises,
  Inc.                         22.2111%          X         19,360,988         =          4,300,288
Hudson-Belk Company              .1634%          X         19,360,988         =             31,636
                                                                                       -----------
Total                                                                                  $ 4,403,018
                                                                                       ===========

Total Relative Value of Company                                                        $19,360,988
Total Relative Value of Company Owned by Other Belk Companies                 -          4,403,018
                                                                                       -----------
Net Relative Value of Company                                                 =        $14,957,970
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $14,957,970             /          $1,156,226,577            =              1.2937%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.2937%               X         59,998,834)        /             84,152         =             9.2238


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1327

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share, and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                                 FISCAL YEAR          NINE MONTHS
                                                              ENDED FEBRUARY 1,    ENDED NOVEMBER 1,
                                                                    1997                 1997
                                                              -----------------    -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 14.24              $  4.43
  Dividends(2)..............................................          0.00                 0.00
  Book value per share(3)...................................        103.51               107.94
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96                 0.29
  Dividends(2)..............................................          0.26                 0.22
  Book value per share(5)...................................         12.52                12.65
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          8.85                 2.63
  Dividends(2)..............................................          2.40                 2.05
  Book value per share......................................        115.48               116.66


---------------

(1) Based on 109,245 and 108,923 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997 and the nine-month period ended November 1, 1997, respectively.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 108,923 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the periods presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent, per share information for the Company is computed by multiplying the New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1328

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical financial information of the Company presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997, are derived from the financial statements of the Company. The financial statements as of February 1, 1997 and for the then year ended have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements, and the report thereon, are included elsewhere in this Prospectus Supplement. The selected data presented below for, and as of the end of, each of the years in the four-year period ended February 3, 1996 and for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

     Selected historical combined and pro forma financial data for the Belk Companies is included in the Proxy Statement/Prospectus.

                                                         FISCAL YEAR ENDED                                NINE MONTHS ENDED
                                -------------------------------------------------------------------   -------------------------
                                FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                   1993          1994          1995          1996          1997          1996          1997
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
SELECTED STATEMENT OF INCOME
  DATA:
Revenues......................  28,349,643    31,616,313    30,765,044    30,286,164    28,604,139    19,784,642    14,777,209
Cost of goods sold............  19,389,923    22,484,142    21,517,951    21,040,504    19,653,443    13,544,219     9,884,820
Depreciation and
  amortization................   1,279,887     1,285,880     1,284,508     1,293,496       643,639       604,598       150,351
Income (loss) from continuing
  operations..................    (956,168)     (497,423)      (94,261)     (424,246)    1,555,411        47,461       482,247
Net income (loss).............    (956,168)      224,140       (94,261)     (424,246)    1,555,411        47,461       482,247
Net income (loss) per
  share(1)....................       (8.58)         2.01         (0.85)        (3.80)        14.24          0.44          4.43
Weighted average number of
  shares outstanding..........     111,499       111,499       111,449       111,449       109,245       109,352       108,923
SELECTED BALANCE SHEET DATA:
Accounts receivable -- net....   4,785,365     5,258,516     5,090,533     5,190,920     5,440,289     5,206,150     4,632,144
Merchandise inventories.......   7,142,595     6,853,489     6,571,562     6,574,923     3,893,210     6,431,777     7,555,486
Working capital...............  10,760,816    10,488,113     7,527,451     7,222,215    10,438,939     7,613,497     9,840,230
Total assets..................  22,453,831    19,494,967    17,075,187    15,774,450    13,037,259    14,738,458    19,548,177
Short-term debt...............          --            --            --            --            --            --            --
Long-term debt................   6,202,016     5,444,846     1,725,000     1,025,000            --            --     5,000,000
Capitalized lease
  obligations.................          --            --            --            --            --            --            --
Shareholders' equity..........  11,393,829    10,450,736    10,356,475     9,932,229    11,274,532     9,766,583    11,756,779
Book value per share(2).......      102.19         93.73         92.88         89.08        103.51         89.67        107.94
SELECTED OPERATING DATA:
Number of stores at end of
  period......................           8             8             6             6             3             3             4
Comparable store net revenue
  increases (decreases).......         2.9%         13.6%          5.9%         (2.4)%         3.6%          3.8%         (0.3)%

---------------

(1) Based on the weighted average number of shares of Common Stock outstanding for each period presented.
(2) Based on the number of outstanding shares of Common Stock at the end of each period presented.

         1329

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the historical financial condition and results of operations of the Company for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 which should be read in conjunction with the historical financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Certain Components of Net Income. Revenues include sales from retail operations and leased departments. Cost of goods sold include cost of merchandise, buying, and occupancy expense. Selling, general, and administrative expense("SG&A") includes payroll, advertising, credit and depreciation expense.

RESULTS OF OPERATIONS

     The following tables sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's statements of income and other pertinent financial data.

                                                      FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                           ---------------------------------------   -------------------------
                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                             1995(A)       1996(A)       1997(A)        1996          1997
                                           -----------   -----------   -----------   -----------   -----------
Revenues.................................     100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold.......................      69.9          69.5          68.7          68.5          66.9
Selling, general and administrative
  expenses...............................      30.2          30.8          27.4          30.4          27.6
Income (loss) from operations............      (0.2)         (0.3)          3.9           1.2           5.5
Interest expense, net....................       1.3           1.2           0.8           0.9           0.3
Income tax expense (benefit).............      (1.1)         (0.1)          2.1           0.1           1.9
Net income (loss)........................      (0.3)         (1.4)          5.4           0.2           3.3
Comparable stores revenues increase
  (decrease).............................       5.9          (2.4)          3.6           3.8          (0.3)
Number of stores
  Opened.................................         0             0             0             0             1
  Closed.................................         1             0             3             3             0
Total -- end of period...................         6             6             3             3             4

---------------

(a) The fiscal years ended February 1, 1997 and January 31, 1995 consisted of 52 weeks. The fiscal year ended February 3, 1996 consisted of 368 days.

COMPARISON OF NINE MONTHS ENDED NOVEMBER 1, 1997 AND NOVEMBER 2, 1996

     Revenues. The Company's revenues for the nine months ended November 1, 1997 decreased 25.3%, or $5.0 million, from the same period in 1996 from $19.8 million to $14.8 million. The decrease was attributable to a revenues decrease of $7.0 million associated with the closing of 3 stores, which were sold to an unrelated third party, partially offset by revenues of a new store in Prattville, Alabama. Comparable store revenues for the nine months ended November 1, 1997 were even with the nine months ended November 2, 1996.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 68.5% for the nine months ended November 2, 1996 to 66.9% for the nine months ended November 1, 1997. Cost of goods sold decreased 27.0%, or $3.6 million, from $13.5 million for the nine months ended November 2, 1996 to $9.9 million for the nine months ended November 1, 1997 primarily due to decreased revenues. Cost of merchandise decreases were experienced due to better inventory management and lower markdowns. A decrease was also experienced in occupancy expense.

         1330

     Selling, General, and Administrative Expenses. SG&A decreased from 30.4% of revenues for the nine months ended November 2, 1996 to 27.6% of revenues for the nine months ended November 1, 1997. Such decrease, which amounted to $1.9 million, was primarily attributable to decreases in payroll, depreciation, and advertising expense.

     Interest Expense, Net. As a percentage of revenues, interest expense, net decreased from 0.9% for the nine months ended November 2, 1996 to 0.3% for the nine months ended November 1, 1997. Interest expense, net was $38 thousand for the nine months ended November 1, 1997 as compared to $0.2 million for the nine months ended November 2, 1996. The reduction in interest expense resulted from decreased average outstanding borrowings.

     Income Taxes. The effective income tax rate increased to 36.7% for the nine months ended November 1, 1997 from 25.2% for the nine months ended November 2, 1996. The 25.2% effective rate for the nine months ended November 2, 1996 differs from the federal statutory rate primarily due to permanent differences related to deferred compensation insurance.

     Net Income. Net income increased $0.4 million to 3.3% of revenues for the nine months ended November 1, 1997 compared to 0.2% of revenues for the nine months ended November 2, 1996. This increase was primarily attributable to the decrease in SG&A of 2.8%, as a percentage of revenues.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

     Revenues. The Company's revenues in fiscal year 1997 decreased 5.6%, or $1.7 million, from fiscal year 1996 from $30.3 million to $28.6 million. The decrease was primarily attributable to the closing of the Talladega and Alexander City locations, which contributed a decrease in revenues of $2.5 million in fiscal year 1997. On a comparable store basis, revenues increased 3.6% compared to the first 52 weeks of fiscal year 1996. This increase was primarily due to an increase in revenues at the Cullman, Alabama store.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 69.5% in fiscal year 1996 to 68.7% in fiscal year 1997 due to improved inventory management, especially in the Gadsden and Cullman stores. Cost of goods sold decreased 6.6%, or $1.3 million, from $21.0 million in fiscal year 1996 to $19.7 million in fiscal year 1997 primarily as a result of the decrease in revenues.

     Selling, General, and Administrative Expenses. As a percentage of revenues, SG&A decreased from 30.8% in fiscal year 1996 to 27.4% in fiscal year 1997. SG&A decreased 16.1%, or $1.5 million, primarily due to decreases in payroll expense realized through efficiencies implemented in the retail department stores, advertising, and depreciation expense. Although bad debt expense increased $0.1 million due to increased Belk propriety credit card sales volume and industry-wide increases in personal bankruptcies, the increase was substantially offset by an increase in finance charge revenue of $0.1 million, which caused bad debt expense to have an immaterial impact on SG&A.

     Interest Expense, Net. Interest expense, net was $0.4 million in fiscal year 1996 and $0.2 million in fiscal year 1997. The decrease in interest expense was due to a decrease in the average borrowings outstanding which resulted from the repayment of the $1.0 million term loan in October, 1996.

     Income Taxes. The effective income tax rate increased to 28.2% in fiscal year 1997 from 8.6% in fiscal year 1996. The 8.6% effective rate in fiscal year 1996 differs from the federal statutory rate primarily due to a revaluation of deferred tax assets assuming future realization of those assets would be at a higher effective tax rate.

     Net Income. Net income increased $2.0 million to 5.4% of revenues in fiscal year 1997 compared to (1.4%) of revenues in fiscal year 1996. The increase is primarily attributable to the gain on the sale of property and fixtures of the Tupelo, Mississippi store, which was closed, of $1.3 million in fiscal year 1997.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 3, 1996 AND JANUARY 31, 1995

     Revenues. The Company's revenues in fiscal year 1996 decreased by 1.6%, or $0.5 million, from $30.8 million in fiscal year 1995 to $30.3 million in fiscal year 1996. Adjusting for the impact of the additional days
         1331

in fiscal year 1996, comparable store revenues decreased 2.4%. These decreases were experienced equally in the Spring and Fall selling seasons by most of the stores. The Cullman, Alabama store, however, experienced a very strong increase in revenues of 5.6% or $0.3 million.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 69.9% in fiscal year 1995 to 69.5% in fiscal year 1996 due to improved inventory management, especially in the Gadsden and Cullman stores. Cost of goods sold decreased 2.2%, or $0.5 million, from $21.5 million in fiscal year 1995 to $21.0 million in fiscal year 1996 primarily due to a decrease in revenues. Decreases were also experienced in occupancy and distribution expense.

     Selling, General, and Administrative Expenses. SG&A increased slightly by 0.3%, or $25.0 thousand, from 30.2% of revenues in fiscal year 1995 to 30.8% of revenues in fiscal year 1996.

     Interest Expense, Net. Interest expense, net was unchanged at $0.4 million for fiscal years 1995 and 1996.

     Income Taxes. The effective income tax rate decreased to 8.6% in fiscal year 1996 from 78.6% in fiscal year 1995. The 8.6% effective rate in fiscal year 1996 differs from the federal statutory rate primarily due to a revaluation of deferred tax assets. In fiscal year 1995, a deferred tax asset for net operating loss carryforwards was recognized assuming future realization of that asset.

     Net Loss. Net loss increased $0.3 million to 1.4% of revenues in fiscal year 1996 from 0.3% of revenues in fiscal year 1995. This increase in net loss was primarily due to the adjustment made in fiscal year 1996 to revalue the deferred tax assets discussed above.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income, and net income. The highest revenue period for the Company is the fourth quarter which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest in anticipation of increased revenues during these months.

     The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

                                                              1995   1996   1997
                                                              ----   ----   ----
First quarter...............................................  22.3%  22.5%  25.2%
Second quarter..............................................  21.2   20.5   21.4
Third quarter...............................................  23.5   23.4   22.6
Fourth quarter..............................................  33.0   33.6   30.8

     The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings and remodelings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash on hand, cash flow from operations, and borrowings under credit facilities.

     In fiscal year 1997, the Company had sufficient cash flows from operations and credit facilities to fund its working capital needs, capital expenditures, and equity purchases. Net cash provided (used) by operations was $3.9 million, $0.7 million, and ($0.8) million for the 1995, 1996, and 1997 fiscal years, respectively. The decrease in cash flow in fiscal year 1996 was primarily attributable to reduced net income and the change in affiliate payables and receivables. In fiscal year 1995, the Company received cash from an affiliate in the net amount of $3.3 million.

     Investing activities included capital expenditures, primarily for remodeled stores and the purchases and sales of property and equipment related to store openings and closings. Capital expenditures, primarily for new

         1332

and remodeled stores, amounted to $5.5 million in the first nine months of fiscal 1998 and $15 thousand in the comparable period in fiscal year 1997. Capital expenditures amounted to $153.9 thousand, $52.6 thousand, and $54.5 thousand for the 1995, 1996 and 1997 fiscal years, respectively. In fiscal year 1995, the Company closed the Huntsville, Alabama store. In fiscal year 1997, three stores were closed. Proceeds from the sale of the Tupelo, Mississippi store, which was closed, amounted to $2.0 million. The Company operated 6, 6, and 3 department stores, respectively, for the 1995, 1996, and 1997 fiscal years. A new store in Prattville, Alabama was opened during fiscal year 1998 adding 51,000 square feet.

     Financing activities included purchase of common stock and payments or additional borrowings on credit facilities. The Company's total indebtedness at November 1, 1997 was $5.0 million, comprised of $0.6 million of current maturities of long-term debt and $4.4 million of long-term debt. The interest rate on the $5.0 million of total indebtedness is variable based on LIBOR. The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its LIBOR based indebtedness.

     During fiscal year 1997, the Company repurchased common stock from several major shareholders for $0.2 million.

IMPACT OF INFLATION

     While it is difficult to determine the precise effects of inflation, management does not believe inflation had a material impact on the financial statements for the periods presented.

                            BUSINESS OF THE COMPANY

     General. The Company operates four retail department stores in Cullman Shopping Center in Cullman, Gadsden Mall in Gadsden and Premiere Place in Prattville, Alabama and in Southgate Plaza in Corinth, Mississippi. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     In 1996, the Company sold the leases, fixed assets and inventory of its stores in Talladega and Alexander City, Alabama to Peebles, Inc. The net proceeds to the Company from the sale of these stores were $1,551,237. In 1997, the Company closed its store in Tupelo, Mississippi and sold the lease and fixed assets to Proffitts, Inc. The net proceeds to the Company from the sale of this store were $1,749,076.

     Facilities. Three of the Company's four store buildings are leased under long-term leases and the Prattville store building was built on land leased by the Company under a long-term lease. The leases have termination dates ranging from 2002 through 2017. The floor area of the leased buildings ranges from 26,000 to 74,000 square feet and the Prattville building contains 51,000 square feet of floor area. The stores at Cullman Shopping Center and Gadsden Mall were expanded in 1997. The Company believes these facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include McRae's, Penney, Goody's and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1333

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g).....................................     47,176          43.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (c)(f)(g)(h)..............................................     34,234          31.4%
H. W. McKay Belk (Director and Executive Officer)
  (c)(f)(g)(i)..............................................     34,433          31.6%
John R. Belk (Director and Executive Officer)
  (c)(f)(g)(j)..............................................     34,189          31.4%
Sarah Belk Gambrell (Director) (d)(e).......................     17,757          16.3%
Leroy Robinson (c)..........................................      7,864           7.2%
Katherine McKay Belk (c)....................................      9,349           8.6%
Katherine Belk Morris (c)(k)................................      9,615           8.8%
Karl G. Hudson, Jr. (Director)..............................        291              *
Karl G. Hudson, III (Director)..............................      3,778           3.5%
John A. Kuhne (Director and Executive Officer) (l)..........      3,817           3.5%
R. E. Greiner (Director and Executive Officer)..............          0              *
Welch Bostick, Jr. (Executive Officer)......................          0              *
Lucy S. Kuhne (m)(n)........................................     11,041          10.1%
Kate Simpson (m)(n).........................................      8,325           7.6%
Claire M. Russo (m)(n)......................................      7,247           6.7%
Thomas M. Belk, Trustee U/A dated September 15, 1993........      7,864           7.2%
Belk Enterprises, Inc.......................................     24,193          22.2%
All Directors and Executive Officers as a group (9
  persons)..................................................     76,298          70.0%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Karl G. Hudson, Jr. -- 2416 White Oak Road, Raleigh, N.C. 26709; Karl G. Hudson, III -- 5025 Edwards Mill Road, Raleigh, N.C. 27612; John A. Kuhne, Lucy S. Kuhne, Claire E. Russo, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Kate
Simpson -- P.O. Box 17433, Greenville, S.C. 29606; Belk Enterprises, Inc. and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 2,869 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.


(b) Includes 1 share held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.

         1334

(c) Includes 7,864 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 855 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e)  Includes 617 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 24,193 shares held by Belk Enterprises, Inc., and 178 shares held by Hudson-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(g) Includes 400 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(h) Includes 304 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(i) Includes 456 shares held by H. W. McKay Belk as custodian for his minor children.

(j) Includes 152 shares held by John R. Belk as custodian for his minor children.

(k) Includes 456 shares held by Katherine Belk Morris as custodian for her minor children.

(l)  Includes 3,817 shares held by John A. Kuhne's wife, Lucy S. Kuhne.

(m) Includes 3,782 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(n) Includes 3,442 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.

         1335

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP, Independent Auditors.......   F-2

Balance Sheets..............................................   F-3

Statements of Operations....................................   F-4

Statements of Shareholders' Equity..........................   F-5

Statements of Cash Flows....................................   F-6

Notes to Financial Statements...............................   F-7

         1336

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Belk of Miss., Inc.:

     We have audited the accompanying balance sheet of Belk of Miss., Inc. as of February 1, 1997, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belk of Miss., Inc. at February 1, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Charlotte, North Carolina
November 14, 1997

         1337

                              BELK OF MISS., INC.

                                 BALANCE SHEETS

                                                          FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                             1996          1997          1997
                                                          -----------   -----------   -----------
                                                          (UNAUDITED)                 (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.............................  $   469,120   $   351,529   $   245,816
  Accounts receivable, net..............................    5,190,920     5,440,289     4,632,144
  Merchandise inventory.................................    6,574,923     3,893,210     7,555,486
  Prepaid income taxes..................................           --            --        85,234
  Receivables from affiliates...........................           --     1,839,609       179,212
  Deferred income taxes.................................       89,206       144,294       177,377
  Prepaid expenses and other current assets.............      393,890       223,323       151,328
                                                          -----------   -----------   -----------
Total current assets....................................   12,718,059    11,892,254    13,026,597
Deferred income taxes...................................      695,682       134,851       165,768
Property and equipment, net.............................    2,269,298       955,802     6,273,603
Other noncurrent assets.................................       91,411        54,352        82,209
                                                          -----------   -----------   -----------
Total assets............................................  $15,774,450   $13,037,259   $19,548,177
                                                          ===========   ===========   ===========
                      LIABILITIES, DEFERRED INCOME AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $ 1,632,799   $   986,764   $ 1,975,289
  Accrued expenses......................................      412,647       371,368       611,078
  Accrued income taxes..................................           --        95,183            --
  Payables to affiliates................................    2,425,398            --            --
  Current installments of long-term debt................    1,025,000            --       600,000
                                                          -----------   -----------   -----------
Total current liabilities...............................    5,495,844     1,453,315     3,186,367
Long-term debt, excluding current installments..........           --            --     4,400,000
Deferred compensation...................................      244,577       245,445       141,064
Other noncurrent liabilities............................       63,758        63,967        63,967
                                                          -----------   -----------   -----------
Total liabilities.......................................    5,804,179     1,762,727     7,791,398
                                                          -----------   -----------   -----------
Deferred income.........................................       38,042            --            --
                                                          -----------   -----------   -----------
Shareholders' equity:
  Common stock; $1 par value; Class A authorized 300,000
     shares; issued and outstanding 111,499 at February
     3, 1996 and 108,923 at February 1, 1997 and
     November 1, 1997; Class B authorized 6,000 shares;
     issued and outstanding 0 shares....................      111,499       108,923       108,923
  Retained earnings.....................................    9,820,730    11,165,609    11,647,856
                                                          -----------   -----------   -----------
Total shareholders' equity..............................    9,932,229    11,274,532    11,756,779
                                                          -----------   -----------   -----------
Total liabilities, deferred income and shareholders'
  equity................................................  $15,774,450   $13,037,259   $19,548,177
                                                          ===========   ===========   ===========

                See accompanying notes to financial statements.

         1338

                              BELK OF MISS., INC.

                            STATEMENTS OF OPERATIONS

                                             FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                  ---------------------------------------   -------------------------
                                  JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                     1995          1996          1997          1996          1997
                                  -----------   -----------   -----------   -----------   -----------
                                  (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Revenues........................  $30,765,044   $30,286,164   $28,604,139   $19,784,642   $14,777,209
Cost of goods sold (including
  occupancy and buying
  expenses).....................   21,517,951    21,040,504    19,653,443    13,544,219     9,884,820
Selling, general and
  administrative expenses.......    9,297,146     9,322,184     7,825,952     6,008,796     4,077,555
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) from operations...      (50,053)      (76,524)    1,124,744       231,627       814,834
Interest expense, net...........     (407,929)     (374,603)     (216,621)     (170,855)      (38,287)
Gain on sale of property and
  equipment.....................       39,775        34,073     1,288,053            --            --
Other income (expense), net.....      (22,441)      (46,992)      (30,332)        2,689       (14,300)
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes.........................     (440,648)     (464,046)    2,165,844        63,461       762,247
Income taxes....................     (346,387)      (39,800)      610,433        16,000       280,000
                                  -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $   (94,261)  $  (424,246)  $ 1,555,411   $    47,461   $   482,247
                                  ===========   ===========   ===========   ===========   ===========
Earnings (loss) per share.......  $     (0.85)  $     (3.80)  $     14.24   $      0.44   $      4.43
                                  ===========   ===========   ===========   ===========   ===========
Weighted average shares.........      111,499       111,499       109,245       109,352       108,923
                                  ===========   ===========   ===========   ===========   ===========

                See accompanying notes to financial statements.

         1339

                              BELK OF MISS., INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             COMMON     RETAINED
                                                             STOCK      EARNINGS        TOTAL
                                                            --------   -----------   -----------
Balance at February 1, 1994 (unaudited)...................  $111,499   $10,339,237   $10,450,736
Net loss (unaudited)......................................        --       (94,261)      (94,261)
                                                            --------   -----------   -----------
Balance at January 31, 1995 (unaudited)...................   111,499    10,244,976    10,356,475
Net loss (unaudited)......................................        --      (424,246)     (424,246)
                                                            --------   -----------   -----------
Balance at February 3, 1996...............................   111,499     9,820,730     9,932,229
Net income................................................        --     1,555,411     1,555,411
Repurchase of stock (2,576 shares)........................    (2,576)     (210,532)     (213,108)
                                                            --------   -----------   -----------
Balance at February 1, 1997...............................   108,923    11,165,609    11,274,532
Net income (unaudited)....................................        --       482,247       482,247
                                                            --------   -----------   -----------
Balance at November 1, 1997 (unaudited)...................  $108,923   $11,647,856   $11,756,779
                                                            ========   ===========   ===========

                See accompanying notes to financial statements.

         1340

                              BELK OF MISS., INC.

                            STATEMENTS OF CASH FLOWS

                                                      FISCAL YEAR ENDED                    NINE MONTHS ENDED
                                          -----------------------------------------   ---------------------------
                                          JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,   NOVEMBER 2,    NOVEMBER 1,
                                              1995           1996          1997           1996           1997
                                          ------------   ------------   -----------   ------------   ------------
                                          (UNAUDITED)    (UNAUDITED)                  (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).....................  $    (94,261)  $  (424,246)   $ 1,555,411   $    47,461    $   482,247
Adjustments to reconcile net income
  (loss) to net cash provided (used) by
  operating activities:
  Deferred income taxes.................      (339,623)      (86,375)       505,743        16,000        (64,000)
  Deferred income.......................       (41,338)      (39,737)       (38,042)      (28,377)            --
  Depreciation and amortization.........     1,284,508     1,293,496        643,639       604,598        150,351
  Gain on sale of property and
    equipment...........................       (39,775)      (34,073)    (1,288,053)           --             --
  (Increase) decrease in:
    Accounts receivable.................       167,983      (100,387)      (249,369)      (15,230)       808,145
    Merchandise inventory...............       281,927        (3,361)     2,681,713       143,146     (3,662,276)
    Receivables from affiliates.........     7,800,005            --     (1,839,609)           --      1,660,397
    Prepaid income taxes................            --            --             --        (9,507)       (85,234)
    Other assets........................       184,653       280,294        207,626       155,920         44,138
  Increase (decrease) in:
    Accounts payable and accrued
      expenses..........................      (815,463)     (392,660)      (687,314)      399,455      1,228,235
    Payables to affiliates..............    (4,505,547)      213,872     (2,425,398)     (710,441)            --
    Accrued income taxes................        (2,633)           --         95,183            --        (95,183)
    Deferred compensation and other
      liabilities.......................        42,234        40,017          1,077        (5,983)      (104,381)
                                          ------------   -----------    -----------   -----------    -----------
Net cash provided (used) by operating
  activities............................     3,922,670       746,840       (837,393)      597,042        362,439
                                          ------------   -----------    -----------   -----------    -----------
Cash flows from investing activities:
  Purchases of property and equipment...      (153,915)      (52,614)       (54,466)      (15,429)    (5,468,152)
  Proceeds from sale of property and
    equipment...........................        39,719         5,890      2,012,376            --             --
                                          ------------   -----------    -----------   -----------    -----------
Net cash provided (used) by investing
  activities............................      (114,196)      (46,724)     1,957,910       (15,429)    (5,468,152)
                                          ------------   -----------    -----------   -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term
    debt................................            --            --             --            --      5,000,000
  Principal payments on long-term
    debt................................    (3,719,846)     (700,000)    (1,025,000)     (525,000)            --
  Repurchase of stock...................            --            --       (213,108)     (213,107)            --
                                          ------------   -----------    -----------   -----------    -----------
Net cash provided (used) by financing
  activities............................    (3,719,846)     (700,000)    (1,238,108)     (738,107)     5,000,000
                                          ------------   -----------    -----------   -----------    -----------
Net increase (decrease) in cash and cash
  equivalents...........................        88,628           116       (117,591)     (156,494)      (105,713)
Cash and cash equivalents at beginning
  of period.............................       380,376       469,004        469,120       469,120        351,529
                                          ------------   -----------    -----------   -----------    -----------
Cash and cash equivalents at end of
  period................................  $    469,004   $   469,120    $   351,529   $   312,626    $   245,816
                                          ============   ===========    ===========   ===========    ===========
Supplemental disclosures of cash flow
  information:
  Interest paid.........................  $    425,506   $   393,566    $   249,883   $   178,130    $   110,601
  Income taxes paid.....................        26,723         2,285          6,400         1,250        592,700

                See accompanying notes to financial statements.

         1341

                              BELK OF MISS., INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS

     Belk of Miss., Inc. (the "Company") operates retail department stores in Mississippi and Alabama.

FISCAL YEAR

     Starting in fiscal year 1996, the Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1996 and 1997 ended on February 3, 1996 and February 1, 1997 and included 368 and 365 days, respectively. Fiscal year 1995 ended on Tuesday, January 31, 1995 and included 364 days.

UNAUDITED FINANCIAL STATEMENTS

     The financial statements as of February 3, 1996 and for the years ended January 31, 1995 and February 3, 1996, and as of and for the periods ended November 2, 1996 and November 1, 1997 are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary to present fairly the Company's financial position, results of operations and cash flows. The financial statements for the interim periods ended November 2, 1996 and November 1, 1997 are not necessarily indicative of the results of operations for a full fiscal year.

REVENUES

     Revenues include sales from retail operations, net of returns.

COST OF GOODS SOLD

     Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

FINANCE CHARGES

     Selling, general and administrative expenses in the statements of operations are reduced by finance charge income arising from customer accounts receivable. Finance charge revenue amounted to approximately $680,000, $641,000 and $735,000 in fiscal years 1995, 1996 and 1997, respectively.

PROPERTY AND EQUIPMENT, NET

     Property and equipment owned by the Company is stated at cost less accumulated depreciation. Depreciation is provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The

         1342
                              BELK OF MISS., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PRE-OPENING COSTS

     Store pre-opening costs are expended as incurred.

CASH EQUIVALENTS

     Cash equivalents include liquid investments with an original maturity of 90 days or less.

ADVERTISING

     Advertising costs are expensed as incurred and amounted to $1,124,064, $1,271,273 and $1,067,159 in fiscal years 1995, 1996 and 1997, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) ACCOUNTS RECEIVABLE, NET

     Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

     The Company provides an allowance for doubtful accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns, and management judgment.

     Accounts receivable, net consists of:

                                                     FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                        1996          1997          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)                 (UNAUDITED)
Customer receivables...............................  $5,278,381    $5,591,164    $4,807,467
Other..............................................      34,171        21,169        40,871
Less allowance for doubtful accounts...............    (121,632)     (172,044)     (216,194)
                                                     ----------    ----------    ----------
Accounts receivable, net...........................  $5,190,920    $5,440,289    $4,632,144
                                                     ==========    ==========    ==========

         1343
                              BELK OF MISS., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Changes in allowance for doubtful accounts are as follows:

                                           FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                ---------------------------------------   -------------------------
                                JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                   1995          1996          1997          1996          1997
                                -----------   -----------   -----------   -----------   -----------
                                (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Balance, beginning of
  period......................   $  82,844     $  83,181     $ 121,632     $ 121,632     $ 172,044
Charged to expense............     153,876       170,672       274,214       153,797       278,586
Net uncollectible balances
  written off.................    (153,539)     (132,221)     (223,802)     (153,797)     (234,436)
                                 ---------     ---------     ---------     ---------     ---------
Balance, end of period........   $  83,181     $ 121,632     $ 172,044     $ 121,632     $ 216,194
                                 =========     =========     =========     =========     =========

(3) PROPERTY AND EQUIPMENT, NET

     Details of property and equipment are as follows:

                                         ESTIMATED   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                           LIVES        1996          1997          1997
                                         ---------   -----------   -----------   -----------
                                                     (UNAUDITED)                 (UNAUDITED)
Buildings..............................    30-50     $ 1,742,108   $   964,214   $ 3,739,802
Furniture, fixtures and equipment......    5-7         7,085,314     4,335,701     6,569,351
Construction in progress...............      N/A           4,369        62,471       521,121
                                                     -----------   -----------   -----------
                                                       8,831,791     5,362,386    10,830,274
Less accumulated depreciation and
  amortization.........................               (6,562,493)   (4,406,584)   (4,556,671)
                                                     -----------   -----------   -----------
Property and equipment, net............              $ 2,269,298   $   955,802   $ 6,273,603
                                                     ===========   ===========   ===========

(4) ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                      FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                         1996          1997          1997
                                                      -----------   -----------   -----------
                                                      (UNAUDITED)                 (UNAUDITED)
Salaries, wages and employee benefits...............   $118,470      $164,944      $232,950
Taxes, other than income............................     99,850        89,069       132,931
Rent................................................     66,978        49,574        29,271
Interest............................................      2,177         2,522        13,965
Other...............................................    125,172        65,259       201,961
                                                       --------      --------      --------
                                                       $412,647      $371,368      $611,078
                                                       ========      ========      ========

         1344
                              BELK OF MISS., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) BORROWINGS

     Long-term debt consists of the following:

                                                   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                      1996          1997          1997
                                                   -----------   -----------   -----------
                                                   (UNAUDITED)                 (UNAUDITED)
Unsecured term loan agreement, due October 1996;
  interest payable at 50 basis points above
  LIBOR..........................................  $1,025,000    $       --    $       --
Unsecured term loan agreement, due January 2003;
  interest payable at 80 basis points above LIBOR
  (5.65% as of November 1, 1997).................          --            --     5,000,000
                                                   ----------    ----------    ----------
                                                    1,025,000            --     5,000,000
Less current installments........................  (1,025,000)           --      (600,000)
                                                   ----------    ----------    ----------
Long-term debt excluding current installments....  $       --    $       --    $4,400,000
                                                   ==========    ==========    ==========

     The Company's loan agreement places restrictions on mergers, consolidations, acquisitions, sales of assets, and debt. It also contains certain financial requirements including tangible net worth and cash flow coverage. The Company was in compliance with such restrictions at November 1, 1997 except the tangible net worth and cash flow coverage provisions which are not applicable until the fiscal year ending January 31, 1998.

(6) LEASES

     The Company leases certain stores, warehouse facilities and equipment. The majority of these leases will expire within the next 12 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses, and, in certain instances, increased rentals based on percentage of sales.

     Future minimum lease payments under noncancelable leases as of February 1, 1997 are as follows:

                        FISCAL YEAR                           OPERATING
                        -----------                           ----------
1998........................................................  $  389,274
1999........................................................     389,274
2000........................................................     389,274
2001........................................................     389,274
2002........................................................     389,274
After 2002..................................................   2,039,543
                                                              ----------
Total.......................................................  $3,985,913
                                                              ==========

     Rental expense for all operating leases consists of the following:

                                                                 FISCAL YEAR ENDED
                                                      ---------------------------------------
                                                      JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                         1995          1996          1997
                                                      -----------   -----------   -----------
                                                      (UNAUDITED)   (UNAUDITED)
Buildings:
  Minimum rentals...................................   $896,538      $820,806      $779,288
  Contingent rentals................................     73,569        69,717        55,670
Equipment...........................................     27,040        14,828         9,991
                                                       --------      --------      --------
Total rental expense................................   $997,147      $905,351      $844,949
                                                       ========      ========      ========

         1345
                              BELK OF MISS., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities.

(7) INCOME TAXES

     Federal and state income tax expense (benefit) is as follows:

                                             FISCAL YEAR ENDED                   NINE MONTHS ENDED
                                  ----------------------------------------   -------------------------
                                  JANUARY 31,    FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                      1995          1996          1997          1996          1997
                                  ------------   -----------   -----------   -----------   -----------
                                  (UNAUDITED)    (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Current:
  Federal.......................   $   1,096      $ 43,334      $ 52,900       $    --      $298,000
  State.........................      (7,860)        3,241        51,790            --        46,000
                                   ---------      --------      --------       -------      --------
                                      (6,764)       46,575       104,690            --       344,000
Deferred:
  Federal.......................    (193,910)      (63,970)      426,576        16,000       (55,000)
  State.........................    (145,713)      (22,405)       79,167            --        (9,000)
                                   ---------      --------      --------       -------      --------
                                    (339,623)      (86,375)      505,743        16,000       (64,000)
                                   ---------      --------      --------       -------      --------
Income taxes....................   $(346,387)     $(39,800)     $610,433       $16,000      $280,000
                                   =========      ========      ========       =======      ========

     A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rate of 34% is as follows:

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                      JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                         1995          1996          1997
                                                      -----------   -----------   -----------
                                                      (UNAUDITED)   (UNAUDITED)
Income tax at the statutory federal rate............   $(149,820)    $(157,776)    $ 736,387
State income taxes, net of federal income tax
  benefit...........................................     (14,541)      (16,067)       70,842
Permanent differences...............................     (15,185)       (5,584)       (4,524)
Change in valuation allowance.......................    (185,709)           --            --
Graduated rate difference...........................      39,658        58,006      (129,951)
Revaluation of deferred taxes.......................     (15,401)       68,277       (60,846)
Other...............................................      (5,389)       13,344        (1,475)
                                                       ---------     ---------     ---------
Income taxes........................................   $(346,387)    $ (39,800)    $ 610,433
                                                       =========     =========     =========

         1346
                              BELK OF MISS., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1966          1997
                                                              -----------   -----------
                                                              (UNAUDITED)
Deferred tax assets:
  Tax carryovers............................................   $673,519      $100,416
  Benefit plan costs........................................     77,982        99,161
  Allowance for doubtful accounts...........................     30,763        54,353
  Inventory capitalization..................................     39,925        30,507
  Other.....................................................      9,621        17,114
                                                               --------      --------
Gross deferred tax assets...................................    831,810       301,551
                                                               --------      --------
Deferred tax liabilities:
  Markdown allowance........................................     25,894        22,406
  Prepaid pension cost......................................      8,628            --
  Other.....................................................     12,400            --
                                                               --------      --------
Gross deferred tax liabilities..............................     46,922        22,406
                                                               --------      --------
Net deferred tax assets.....................................   $784,888      $279,145
                                                               ========      ========

     At February 1, 1997, the Company has alternative minimum tax credit carryforwards of approximately $100,000 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment.

(8) BENEFIT PLANS

     The Company participates in the Belk Pension Plan, a defined benefit multi-employer plan that covers substantially all of the employees of the Belk companies. Pension expense allocated to the Company was $23,017, $26,510 and $13,770 for fiscal years 1995, 1996 and 1997, respectively. Because the Belk Pension Plan is a multi-employer plan, allocation of plan assets to the Company is not practical.

     The Company also participates in the Belk Employees' Group Medical Plan that provides medical benefits to substantially all employees of the Belk companies. This Plan is "self-funded" for medical benefits through a 501(c)(9) Trust. The Company also participates in the Group Life Insurance Plan that provides life insurance to its employees, and is fully insured through a contract issued by an insurance company. Contributions by the Company under the Belk Employees' Group Medical Plan and the Group Life Insurance Plan amounted to approximately $213,000, $205,000 and $167,000 in fiscal years 1995, 1996 and
1997, respectively.

     The Company participates in the Belk Profit Sharing Plan, a contributory, defined contribution multi-employer plan that provides benefits for substantially all employees of the Belk companies. The cost of the plan generally represents 10% of profits, as defined, and amounted to $0, $0 and $105,421 in fiscal years 1995, 1996 and 1997, respectively.

     Certain eligible employes also participate in a non-qualified Deferred Compensation Plan (DCP). Participants in the plan have elected to defer a portion of their compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at

         1347
                              BELK OF MISS., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

various rates between 9% and 15%. Total interest expense related to this plan and charged to operations was $29,365, $31,889 and $31,146, in fiscal years 1995, 1996 and 1997, respectively.

     The Company provides postretirement benefits to certain retired employees in the form of medical and life insurance premiums. The Company recorded approximately $23,000, $26,000 and $25,000 as selling, general and administrative expense in the fiscal years 1995, 1996 and 1997 respectively.

(9) RELATED PARTY TRANSACTIONS

     The Belk Center, Inc. services the Company's customer accounts receivable. The Company paid The Belk Center, Inc. approximately $396,000, $450,000 and $405,000 during fiscal years 1995, 1996 and 1997, respectively, for these services.

     Various other selling, general, administrative and transaction processing services are provided by Belk Stores Services, Inc. ("BSS"). The Company paid BSS approximately $595,000, $702,000 and $547,000 during fiscal years 1995, 1996 and 1997, respectively, for these services, not including the transaction processing services. The Company paid approximately $437,000, $494,000 and $435,000 during fiscal years 1995, 1996 and 1997, respectively for transaction processing fees.

     The Company had a demand deposit with an affiliated company at February 3, 1996 and February 1, 1997 of $209,000 and $37,000, respectively, which is included in cash and cash equivalents in the accompanying balance sheets.

     The Company may participate in operational, investing and financing activities with other Belk companies.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments which are short-term in nature, such as cash and cash equivalents, accounts receivable, receivables from affiliates, accounts payable, payables to affiliates and accrued expenses, carrying values approximate fair values. The carrying values of the Company's variable rate long-term debt are reasonable estimates of fair value.

         1348

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 79, CHAPTER 4
                     MISSISSIPPI BUSINESS CORPORATIONS ACT
                              STATE OF MISSISSIPPI

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

                                                                              BEGINNING
                                                                               SECTION
                                                                             -----------
SUBARTICLE A.  Right to Dissent and Obtain Payment for Shares..............   79-4-13.01
SUBARTICLE B.  Procedure for Exercise of Dissenters' Rights................   79-4-31.20
SUBARTICLE C.  Judicial Appraisal of Shares................................   79-4-13.30

                                  SUBARTICLE A

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
79-4-13.01.  Definitions.
79-4-13.02.  Right to dissent.
79-4-13.03.  Dissent by nominees and beneficial owners.

SEC. 79-4-13.01.  DEFINITIONS.

     In this article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 79-4-13.02 and who exercises that right when and in the manner required by Sections 79-4-13.20 through 79-4-13.28.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         1349

SEC. 79-4-13.02.  RIGHT TO DISSENT.

     (a) A Shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 79-4-11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under Section 79-4-11.04;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) Alters or abolishes a preferential right of the shares;

             (ii) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fraction share so created is to be acquired for cash under Section 79-4-6.04; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) Nothing in subsection (a)(4) shall entitle a shareholder of a corporation to dissent and obtain payment for his shares as a result of an amendment of the articles of incorporation exclusively for the purpose of either
(i) making such corporation subject to application of the Mississippi Control Share Act, or (ii) making such act inapplicable to a control share acquisition of such corporation.

     (c) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SEC. 79-4-13.03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         1350

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

                                  SUBARTICLE B

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
-------
79-4-13.20.   Notice of dissenters' rights.
79-4-13.21.   Notice of intent to demand payment.
79-4-13.22.   Dissenters' notice.
79-4-13.23.   Duty to demand payment.
79-4-13.24.   Share restrictions.
79-4-13.25.   Payment.
79-4-13.26.   Failure to take action.
79-4-13.27.   After-acquired shares.
79-4-13.28.   Procedure if shareholder dissatisfied with payment or offer.

SEC. 79-4-13.20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 79-4-13.02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Section 79-4-13.02 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 79-4-13.22.

SEC. 79-4-13.21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 79-4-13.02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and (2) must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirement of subsection (a) is not entitled to payment for his shares under this article.

SEC. 79-4-13.22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 79-4-13.02 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 79-4-13.21.

     (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was taken, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

         1351

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
     (60) days after the date the subsection (a) notice is delivered; and

          (5) Be accompanied by a copy of this article.

SEC. 79-4-13.23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in Section 79-4-13.22 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice pursuant to Section 79-4-13.22(b)(3), and deposit his certificate in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his shares under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

SEC. 79-4-13.24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertified shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Section 79-4-13.26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 79-4-13.25.  PAYMENT.

     (a) Except as provided in Section 79-4-13.27, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with Section 79-4-13.23 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenters' right to demand payment under
     Section 79-4-13.28; and

          (5) A copy of this article.

SEC. 79-4-13.26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         1352

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 79-4-13.22 and repeat the payment demand procedure.

SEC. 79-4-13.27.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 79-4-13.25 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under Section 79-4-13.28.

SEC. 79-4-13.28.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under Section 79-4-13.25), or reject the corporation's offer under Section 79-13.27 and demand payment of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under Section 79-4-13.25 or offered under Section 79-4-13.27 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under Section 79-4-13.25 within sixty (60) days after the date set for demanding payment; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for his shares.

                                  SUBARTICLE C

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
79-4-13.30.  Court action.
79-4-13.31.  Court costs and counsel fees.

SEC. 79-4-13.30.  COURT ACTION.

     (a) If a demand for payment under Section 79-4-13.28 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the chancery court of the county where a corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in

         1353

this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment
(1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Section 79-4-13.27.

SEC. 79-4-13.31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 79-4-13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under Section 79-4-13.28.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 79-4-13.20 through 79-4-13.28; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1354

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                   TOTAL
                                                      NET INCOME                               SHAREHOLDERS'
                                         NET SALES    (LOSS)(1)      EBIT(2)      EBITDA(2)       EQUITY
                                        -----------   ----------   -----------   -----------   -------------
Per Shareholders' Statement...........  $28,604,139   $1,555,411   $ 2,382,465   $ 3,026,104    $11,274,532
Adjustments to eliminate less than
  wholly-owned subsidiaries...........           --           --            --            --             --
                                        -----------   ----------   -----------   -----------    -----------
Adjusted Shareholders' Statement......  $28,604,139    1,555,411     2,382,465     3,026,104     11,274,532
                                        ===========   ----------   -----------   -----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.......                  (925,021)   (1,288,053)   (1,288,053)
  Gain/loss on sale of securities.....                        --            --            --
  Impairment loss.....................                        --            --            --
  Equity in earnings of unconsolidated
    subsidiaries......................                        --            --            --
  Gain/loss on discontinued
    operations........................                        --            --            --
  Adjustment to tax expense...........                        --            --            --
                                                      ----------   -----------   -----------
Total non-operating items.............                  (925,021)   (1,288,053)   (1,288,053)
                                                      ----------   -----------   -----------
Other Adjustments:
  Adjustment for dividends received
    from other Belk entities..........                        --            --            --             --
  Adjustment for ownership in other
    Belk entities.....................                        --            --            --         (6,670)
                                                      ----------   -----------   -----------    -----------
Per Model.............................                $  630,390   $ 1,094,412   $ 1,738,051    $11,267,862
                                                      ==========   ===========   ===========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...........  $  (371,302)
    Negative cash balances
       reclassified to accounts
       payable........................       19,773
    Receivables from affiliates,
       net............................   (1,839,609)
    Loans receivable from affiliates,
       net............................       (7,367)
  Liabilities
    Notes payable.....................           --
    Current installments of long-term
       debt...........................           --
    Current portion of obligations
       under capital leases...........           --
    Payables to affiliates, net.......           --
    Long-term debt, excluding current
       installments...................           --
    Obligations under capital leases,
       excluding current portion......           --
    Loans payable to affiliates,
       net............................           --
                                        -----------
Net debt (cash).......................   (2,198,505)
Adjustments to eliminate less than
  wholly-owned subsidiaries...........           --
                                        -----------
Per Model.............................  $(2,198,505)
                                        ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1355

                                                               SUPPLEMENT NO. 31
         1356

                              BELK OF MISS., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 11:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 31
         1357

                  BELK DEPARTMENT STORE OF AHOSKIE, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Ahoskie, N.C., Inc. (the "Company"), to be held on April 15, 1998, at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 52.3994 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 131,313 shares of New Belk Class A Common Stock which will represent approximately 0.2189% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (32)
         1358

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1359

                  BELK DEPARTMENT STORE OF AHOSKIE, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF AHOSKIE, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Ahoskie, N.C., Inc. (the "Company") will be held on April 15, 1998, at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 52.3994 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1360

                  BELK DEPARTMENT STORE OF AHOSKIE, N.C., INC.

                               SUPPLEMENT NO. 32

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 32 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF AHOSKIE, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1361

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1937. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 52.3994 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,762 shares of Common Stock outstanding held of record by 16 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 88.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1362

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization
 -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,300 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         1363

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         1364

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         1365

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         1366

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         1367

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         1368

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         1369

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         1370

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         1371

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         1372


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such

         1373

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on the November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT            RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE        (CASH)         OPERATING VALUES
-----------            ----------    ----------    --------    ---------------    ----------------
Net Sales............  $4,061,253    $4,061,253      0.6         $ (808,224)         $3,244,976
EBITDA...............     142,699       142,699        7           (808,224)          1,807,117
EBIT.................      16,447        16,447       10           (808,224)            972,694
Net Income...........      39,365        39,365       15                 --             590,475
Book Equity..........   2,958,875     2,793,648        1                 --           2,793,648

         1374

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Clinton, N.C.,
  Inc.                          3.5403%          X        $11,043,990         =        $  390,990
Belk of Jacksonville,
  N.C., Inc.                     .5453%          X         29,859,959         =           162,826
                                                                                       ----------
Total                                                                                  $  553,817
                                                                                       ==========

Relative Operating Value of Company                                                    $3,244,977
Relative Operating Value of Other Companies Owned by Company                  +           553,817
                                                                                       ----------
Total Relative Value of Company                                               =        $3,798,793
                                                                                       ==========


     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          23.6576%          X        $3,798,793          =        $  898,703
Belk Enterprises,
  Inc.                          9.7289%          X         3,798,793          =           369,581
                                                                                       ----------
Total                                                                                  $1,268,284
                                                                                       ==========

Total Relative Value of Company                                                        $3,798,793
Total Relative Value of Company Owned by Other Belk Companies                 -         1,268,284
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,530,509
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $2,530,509              /          $1,156,226,577            =               .2189%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2189%               X         59,998,834)        /              2,506         =            52.3994


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1375

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 10.36
  Dividends(2)..............................................          5.05
  Book value per share(3)...................................        786.52
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         50.30
  Dividends(2)..............................................         13.62
  Book value per share......................................        656.04


---------------

(1) Based on 3,798.67 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,762.00 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1376

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $4,171        $4,163        $4,061
Net income..................................................       140            22            39
Per common share
  Net income (loss)(1)......................................     36.77          5.78         10.36
  Dividends.................................................      7.54          7.54          5.05
  Book value(2).............................................    783.06        781.30        786.52
Total assets................................................     3,366         3,225         3,354
Shareholders' Equity........................................     2,977         2,971         2,959

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $ 2,851       $ 2,833
Income from operations......................................         86            96

---------------


(1) Based on 3,812, 3,802 and 3,798.67 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 3,802, 3,802 and 3,762 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         1377

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Other income (expense), net decreased in fiscal year 1997 compared to fiscal year 1996 due to approximately $100,000 of legal fees and settlement costs incurred regarding an underground fuel storage tank located on property formerly owned by the Company. See further discussion under "Business of the Company."

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in the Ahoskie Commons Shopping Center in Ahoskie, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Howard group office in Fayetteville, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 46,000 square feet of floor area. The current term of the lease expires in 2008. The Company believes the facility is adequate for its current needs.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations. The Company recently was a party to litigation regarding an underground fuel oil storage tank located on property formerly owned by the Company. The litigation was settled in January, 1997. Under the settlement agreement, the Company agreed to pay approximately $36,000 in exchange for the release of all claims against the Company based on alleged contamination from the underground tank. The Company also agreed to pay for half of any future costs for monitoring, assessment or remediation work required by any state or federal environmental authority.

         1378

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      2,644           70.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e)(f)..............................................      2,124           56.5%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e)(f)..............................................      2,128           56.6%
John R. Belk (Director and Executive Officer)
  (b)(c)(e)(f)..............................................      2,124           56.5%
Henderson Belk (Director) (d)...............................          4               *
Sarah Belk Gambrell (Director) (d)..........................        394           10.5%
Troy M. Howard (Director and Executive Officer).............          0               *
Katherine McKay Belk (b)(c).................................        832           22.1%
Katherine Belk Morris (b)(c)................................        872           23.2%
Sarah Gambrell Knight.......................................        212            5.6%
Leroy Robinson (b)(c).......................................        768           20.4%
William R. Young (Executive Officer)........................          0               *
Belk Enterprises, Inc.......................................        366            9.7%
J.V. Properties.............................................        890           23.7%
All Directors and Executive Officers as a group (7
  persons)..................................................      3,338           88.7%


---------------

* Less than 1% of the outstanding Common Stock.


     The business addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell
Knight -- 810 Colville Road, Charlotte, N.C. 28207; Troy M. Howard and William
R. Young -- 4525 Camp Ground Road, Fayetteville, N.C. 28314; Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 556 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 624 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

(c) Includes 144 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 4 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         1379


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 366 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 890 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

         1380

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         1381


                  BELK DEPARTMENT STORE OF AHOSKIE, N.C., INC.


                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   47,526     $   55,144
  Accounts receivable, net..................................     703,509        822,349
  Merchandise inventory.....................................     880,899        975,717
  Receivable from affiliates, net...........................     138,851        248,860
  Refundable income taxes...................................      27,805             --
  Deferred income taxes.....................................      13,949         32,188
  Other.....................................................      48,985         46,022
                                                              ----------     ----------
Total current assets........................................   1,861,524      2,180,280
Loans receivable from affiliates, net.......................     754,221        504,221
Investments.................................................         527        165,227
Property, plant and equipment, net..........................     584,996        470,305
Deferred income taxes.......................................          --         12,891
Other noncurrent assets.....................................      23,772         20,687
                                                              ----------     ----------
                                                              $3,225,040     $3,353,611
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  226,265     $  314,999
  Accrued income taxes......................................          --         52,424
                                                              ----------     ----------
Total current liabilities...................................     226,265        367,423
Deferred income taxes.......................................       6,076             --
Other noncurrent liabilities................................      22,179         27,314
                                                              ----------     ----------
Total liabilities...........................................     254,520        394,737
Shareholders' equity:
  Common stock..............................................     380,200        376,200
  Retained earnings.........................................   2,590,320      2,582,674
                                                              ----------     ----------
Total shareholders' equity..................................   2,970,520      2,958,874
                                                              ----------     ----------
                                                              $3,225,040     $3,353,611
                                                              ==========     ==========

         1382


                  BELK DEPARTMENT STORE OF AHOSKIE N.C., INC.


             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $4,171,448    $4,163,455    $4,061,252
Operating costs and expenses...............................   4,002,592     4,143,288     3,900,207
                                                             ----------    ----------    ----------
Income from operations.....................................     168,856        20,167       161,045
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      24,250        44,562        42,786
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --         3,700            --
  Miscellaneous, net.......................................     (13,689)      (39,706)     (144,599)
                                                             ----------    ----------    ----------
Total other expense, net...................................      10,561         8,556      (101,813)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     179,417        28,723        59,232
Income tax expense (benefit)...............................      39,254         6,733        19,868
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     140,163        21,990        39,364
Net earnings...............................................     140,163        21,990        39,364
Retained earnings at beginning of period...................   2,498,423     2,596,997     2,590,320
Dividends paid.............................................     (28,665)      (28,667)      (19,010)
Purchase of treasury stock.................................     (12,924)           --       (28,000)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,596,997    $2,590,320    $2,582,674
                                                             ==========    ==========    ==========

         1383

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1384
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1385

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1386

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1387

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1388

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1389

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1390

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1391

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                 ----------   ----------   -------   ---------   -------------
Per Shareholders' Statement....................  $4,061,253    $39,365     $16,447   $142,699     $2,958,875
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --          --         --             --
                                                 ----------    -------     -------   --------     ----------
Adjusted Shareholders' Statement...............  $4,061,253     39,365      16,447    142,699      2,958,875
                                                 ==========    -------     -------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --          --         --
  Gain/loss on sale of securities..............                     --          --         --
  Impairment loss..............................                     --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --          --         --
  Gain/loss on discontinued operations.........                     --          --         --
  Adjustment to tax expense....................                     --          --         --             --
                                                               -------     -------   --------
Total non-operating items......................                     --          --         --
                                                               -------     -------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                     (165,227)
                                                               -------     -------   --------     ----------
Per Model......................................                $39,365     $16,447   $142,699     $2,793,648
                                                               =======     =======   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (55,143)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (248,860)
    Loans receivable from affiliates, net......    (504,221)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (808,224)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (808,224)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1392

                                                               SUPPLEMENT NO. 32
         1393


                  BELK DEPARTMENT STORE OF AHOSKIE, N.C., INC.

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998

                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 32
         1394

       BELK'S DEPARTMENT STORE OF ALBEMARLE, NORTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Albemarle, North Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 37.8995 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 82,583 shares of New Belk Class A Common Stock which will represent approximately 0.1376% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (33)
         1395

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1396

       BELK'S DEPARTMENT STORE OF ALBEMARLE, NORTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF ALBEMARLE, NORTH CAROLINA,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Albemarle, North Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 37.8995 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1397

                     BELK'S DEPARTMENT STORE OF ALBEMARLE,
                          NORTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 33

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------
     THIS SUPPLEMENT NO. 33 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF ALBEMARLE, NORTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------
                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1


\
         1398

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1917. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 37.8995 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 4,548 shares of Common Stock outstanding held of record by 45 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 79.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1399

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 10 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 9,096 shares of Common Stock.

         1400

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the
         1401

holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate
         1402

number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         1403

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         1404

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         1405

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         1406

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         1407

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         1408

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         1409


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         1410

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on the November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1411

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $4,837,723    $4,837,723       0.6      $ (419,017)      $3,321,651
EBITDA...............     295,887       295,887         7        (419,017)       2,490,226
EBIT.................     200,413       200,413        10        (419,017)       2,423,147
Net Income...........     137,013       127,833        15              --        1,917,495
Book Equity..........   2,369,063     2,368,611         1              --        2,368,611

         1412

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
         N/A                N/A%                 X        $N/A                =        $      N/A
                                                                                       ----------
Total                                                                                         N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $3,321,651
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $3,321,651
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          43.4697%          X        $3,321,651          =        $1,443,912
Belk Enterprises,
  Inc.                          3.8698           X         3,321,651          =           128,541
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.                4.7493           X         3,321,651          =           157,755
                                                                                       ----------
Total                                                                                  $1,730,208
                                                                                       ==========
Total Relative Value of Company                                                        $3,321,651
Total Relative Value of Company Owned by Other Belk Companies                 -         1,730,208
                                                                                       ----------
Net Relative Value of Company                                                 =        $1,591,443
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $1,591,443              /          $1,156,226,577            =               .1376%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1376%               X         59,998,834)        /              2,179         =            37.8995


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1413

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 30.13
  Dividends(2)..............................................         10.00
  Book value per share(3)...................................        520.90
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         36.38
  Dividends(2)..............................................          9.85
  Book value per share......................................        474.50


---------------

(1) Based on 4,548 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 4,548 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1414

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $5,180        $4,848        $4,838
Net income..................................................       139            90           137
Per common share
  Net income (loss)(1)......................................     30.48         19.72         30.13
  Dividends.................................................      7.50         10.00         10.00
  Book value(2).............................................    491.06        500.78        520.90
Total assets................................................     3,244         3,145         3,216
Shareholders' equity........................................     2,233         2,278         2,369

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,316        $3,225
Income from operations......................................        34           138

---------------


(1) Based on 4,548 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 4,548 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1415

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Albemarle Mall in Albemarle, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Pennell group office in Charlotte, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 65,000 square feet of floor area. The current term of the lease expires in 2000. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1416

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     2,895           63.7%
Thomas M. Belk, Jr. (Director and Executive
  Officer)(a)(c)(d)(e)......................................     2,462           54.1%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................     2,452           53.9%
John R. Belk (Director and Executive Officer)
  (a)(c)(d)(f)..............................................     2,492           54.8%
Henderson Belk (Director) (b)...............................       320            7.0%
Sarah Belk Gambrell (Director) (b)..........................       469           10.3%
David Belk Cannon (Director) (h)............................       224            4.9%
James K. Glenn, Jr. (Director) (g)..........................       128            2.8%
Daisy D. Lange (Director) (i)...............................        96            2.1%
Leroy Robinson (Director) (a)...............................        63            1.4%
John H. Pennell (Executive Officer).........................         0               *
NationsBank, N.A. (i)(j)....................................       328            7.2%
J.V. Properties.............................................     1,977           43.5%
All Directors and Executive Officers as a group (11
  persons)..................................................     3,602           79.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business or mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John
R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Daisy D.
Lange -- 7 Brickwall Lane, Ruislip, Middlesex, England HA48JS; John H.
Pennell -- 308 East Fifth Street, Charlotte, N.C. 28202; J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; NationsBank, N.A., c/o Sara McDonnell (NC1-002-07-13), Charlotte, N.C. 28255.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 63 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 320 shares held in several trusts established by the will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 176 shares held by Belk Enterprises, Inc. and 216 shares held by Belk-Beck Company of Burlington, North Carolina, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such

         1417


     Corporation at the annual meeting of directors held in March, 1997. The Executive Committee consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 1,977 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e) Includes 10 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(f) Includes 10 shares held by John R. Belk as custodian for his minor children.


(g) Includes 16 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 22 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al, 39 shares held by John Belk Stevens Trust U/W ITEM III, Section B, f/b/o Mary S. Whelchel and 39 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each trust.


(h) Includes 78 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(i) Includes 96 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton II under Agreement dated July 21, 1965. The two Trustees named have voting and investment power with respect to such shares.


(j) Includes 20 shares held by NationsBank as Trustee for Daisy Belk Doughton Lange Revocable Trust dtd 3/25/97, 96 shares held by Sara Dew Misner and North Carolina National Bank, Co-Trustees for Daisy Doughton Lange U/A dated November 5, 1965 and 116 shares held by NCNB National Bank of North Carolina, Trustee U/A 7/9/65 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investing power with respect to such shares.

         1418

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1419

       BELK'S DEPARTMENT STORE OF ALBEMARLE, NORTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  275,982     $  106,747
  Accounts receivable, net..................................     702,050        803,164
  Merchandise inventory.....................................   1,073,046      1,068,130
  Receivable from affiliates, net...........................     550,513        735,468
  Deferred income taxes.....................................      26,689         18,220
  Other.....................................................      56,077         51,941
                                                              ----------     ----------
Total current assets........................................   2,684,357      2,783,670
Investments.................................................         452            452
Property, plant and equipment, net..........................      85,263        106,810
Buildings under capital lease, net..........................     275,091        212,806
Deferred income taxes.......................................      75,453         74,713
Other noncurrent assets.....................................      24,579         37,438
                                                              ----------     ----------
                                                              $3,145,195     $3,215,889
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of obligations under capital leases.......  $  100,964     $  110,572
  Accounts payable and accrued expenses.....................     273,146        315,197
  Accrued income taxes......................................      32,767         39,354
                                                              ----------     ----------
Total current liabilities...................................     406,877        465,123
Obligations under capital leases, excluding current
  portion...................................................     423,197        312,625
Other noncurrent liabilities................................      37,591         69,078
                                                              ----------     ----------
Total liabilities...........................................     867,665        846,826
Shareholders' equity:
  Common stock..............................................     454,800        454,800
  Retained earnings.........................................   1,822,730      1,914,263
                                                              ----------     ----------
Total shareholders' equity..................................   2,277,530      2,369,063
                                                              ----------     ----------
                                                              $3,145,195     $3,215,889
                                                              ==========     ==========

         1420

       BELK'S DEPARTMENT STORE OF ALBEMARLE, NORTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,180,253    $4,848,133    $4,837,721
Operating costs and expenses...............................   4,913,070     4,684,642     4,627,289
                                                             ----------    ----------    ----------
Income from operations.....................................     267,183       163,491       210,432
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (48,233)      (25,771)      (23,962)
  Miscellaneous, net.......................................     (20,062)       12,544       (10,019)
                                                             ----------    ----------    ----------
Total other expense, net...................................     (68,295)      (13,227)      (33,981)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     198,888       150,264       176,451
Income tax expense (benefit)...............................      60,274        60,591        39,438
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     138,614        89,673       137,013
                                                             ----------    ----------    ----------
Net earnings...............................................     138,614        89,673       137,013
Retained earnings at beginning of period...................   1,674,033     1,778,537     1,822,730
Dividends paid.............................................     (34,110)      (45,480)      (45,480)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,778,537    $1,822,730    $1,914,263
                                                             ==========    ==========    ==========

         1421

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholder equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1422
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1423

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1424

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1425

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1426

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1427

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1428

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1429

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $4,837,723    $137,013    $200,413   $295,887     $2,369,063
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $4,837,723     137,013     200,413    295,887      2,369,063
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                  (9,180)         --         --             --
                                                               --------    --------   --------
Total non-operating items......................                  (9,180)         --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (452)
                                                               --------    --------   --------     ----------
Per Model......................................                $127,833    $200,413   $295,887     $2,368,611
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (106,746)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (735,468)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................     110,572
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................     312,625
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (419,017)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (419,017)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1430

                                                               SUPPLEMENT NO. 33
         1431


       BELK'S DEPARTMENT STORE OF ALBEMARLE, NORTH CAROLINA, INCORPORATED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998

                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 33
         1432

                          BELK OF ASHEBORO, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Asheboro, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 112.9320 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 391,874 shares of New Belk Class A Common Stock which will represent approximately 0.6531% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (34)
         1433

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1434

                          BELK OF ASHEBORO, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK OF ASHEBORO, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Asheboro, N.C., Inc. (the "Company") will be held on April 16, 1998, at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 112.9320 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1435

                          BELK OF ASHEBORO, N.C., INC.

                               SUPPLEMENT NO. 34

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 34 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF ASHEBORO, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................   F-1
  Unaudited Consolidated Balance Sheets.....................   F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................   F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1436

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1930 as Hudson-Belk Company of Asheboro, North Carolina Incorporated. The Company changed its name to Belk of Asheboro, N.C., Inc. on June 13, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 112.9320 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 4,875 shares of Common Stock outstanding held of record by 39 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 56.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         1437

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 5,640 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         1438

converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay

         1439

its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         1440

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         1441

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall

         1442

otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         1443

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly

         1444

in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances,

         1445

guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.
         1446

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates

         1447


must be deposited, (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received,
(iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

         1448

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1449

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $11,724,897    $10,113,599       0.6      $ (441,111)     $ 6,509,270
EBITDA...............    1,411,802      1,181,054         7        (441,111)       8,708,489
EBIT.................    1,222,294      1,011,164        10        (441,111)      10,552,751
Net Income...........      464,083        612,409        15              --        9,186,135
Book Equity..........    3,872,747      3,993,380         1              --        3,993,380

         1450

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Siler City,
  N.C., Inc.               52.5439%              X         $107,854           =        $    56,670
                                                                                       -----------
Total                                                                                  $    56,670
                                                                                       ===========

Relative Operating Value of Company                                                    $10,552,751
Relative Operating Value of Other Companies Owned by Company                  +             56,670
                                                                                       -----------
Total Relative Value of Company                                               =        $10,609,421
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                            9.6%           X        $10,609,421         =        $ 1,018,504
Belk Finance Company            .8615%           X         10,609,421         =             91,400
Belk Department Store
  of Greenville,
  N.C., Inc.                   18.359%           X         10,609,421         =          1,947,784
                                                                                       -----------
Total                                                                                  $ 3,057,688
                                                                                       ===========

Total Relative Value of Company                                                        $10,609,421
Total Relative Value of Company Owned by Other Belk Companies                 -          3,057,688
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 7,551,733
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $7,551,733              /          $1,156,226,577            =               .6531%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.6531%               X        59,998,834)         /           3,470            =         112.9320


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1451

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   95.20
  Dividends(2)..............................................          20.00
  Book value per share(3)...................................         794.41
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         108.41
  Dividends(2)..............................................          29.36
  Book value per share......................................       1,413.91


---------------

(1) Based on 4,875 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 4,875 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1452

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $10,755       $11,021       $11,725
Net income..................................................        334           322           464
Per common share
  Net income (loss)(1)......................................      68.50         66.03         95.20
  Dividends.................................................      17.35         22.48         20.00
  Book value(2).............................................     788.39        729.52        794.41
Total assets................................................      6,141         5,307         5,457
Shareholders' equity........................................      3,843         3,556         3,873

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $7,944        $8,380
Income from operations......................................       374           815

---------------


(1) Based on 4,875 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 4,875 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1453

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Randolph Mall in Asheboro, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 74,000 square feet of floor area, together with an adjacent parking area. The Company believes the facility is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Sears and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1454

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     1,957           40.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)....................................................     1,607           33.0%
H. W. McKay Belk (Director and Executive Officer) (b)(d)....     1,604           32.9%
John R. Belk (Director and Executive Officer) (b)(d)........     1,604           32.9%
Henderson Belk (Director) (c)...............................         6               *
Sarah Belk Gambrell (Director) (c)..........................       358            7.3%
Leroy Robinson (Director) (b)...............................        97            2.0%
Karl G. Hudson, Jr. (Director)..............................         8               *
Karl G. Hudson, III (Director)..............................       109            2.2%
F. O. Yates, Jr. (Director).................................         0               *
Sarah Gambrell Knight.......................................       542           11.1%
Virginia Hudson Beaman (e)..................................       344            6.9%
Pete Huffstetler (Executive Officer)........................         0               *
Gordon J. Tendler (Executive Officer).......................         0               *
Darrell Murphy (Executive Officer)..........................         0               *
Belk Enterprises, Inc. .....................................       468            9.6%
Belk Department Store of Greenville, N.C., Inc. ............       895           18.4%
All Directors and Executive Officers as a group (11
  persons)..................................................     2,735           56.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; Virginia Hudson Beaman -- 2412 Lake Drive, Raleigh, N.C. 27609; Karl G. Hudson,
Jr. -- 2416 White Oak Road, Raleigh, N.C. 27609; Karl G. Hudson, III -- 5025 Edwards Mill Road, Raleigh, N.C. 27612; F. O. Yates, Jr. -- 628 South Park Street, Asheboro, N.C. 27203; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Belk Enterprises, Inc. and Belk Department Store of Greenville, N.C., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 240 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 97 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         1455


(c) Includes 6 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 468 shares held by Belk Enterprises, Inc., 42 shares held by Belk Finance Company, and 895 shares held by Belk Department Store of Greenville, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(e) Included are 42 shares held by Marjorie L. Hudson Irrevocable Trust and 42 shares held by James R. Tripp, Jr. Irrevocable Trust. The Trustee, Virginia Hudson Beaman has the voting and investment power with respect to such shares.

         1456

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................   F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         1457

                  BELK OF ASHEBORO, N.C., INC. AND SUBSIDIARY

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   81,915     $  155,130
  Accounts receivable, net..................................   1,839,640      2,164,372
  Merchandise inventory.....................................   1,970,161      2,123,347
  Deferred income taxes.....................................      55,172        114,012
  Other.....................................................      89,151         83,926
                                                              ----------     ----------
Total current assets........................................   4,036,039      4,640,787
Loans receivable from affiliates, net.......................      21,345         21,345
Investments.................................................       1,306          1,306
Property, plant and equipment, net..........................   1,084,035        731,958
Deferred income taxes.......................................      96,804             --
Other noncurrent assets.....................................      67,795         61,396
                                                              ----------     ----------
                                                              $5,307,324     $5,456,792
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  214,644     $  214,641
  Accounts payable and accrued expenses.....................     628,226        782,316
  Payables to affiliates, net...............................     518,199        379,650
  Accrued income taxes......................................      65,593        137,658
                                                              ----------     ----------
Total current liabilities...................................   1,426,662      1,514,265
Deferred income taxes.......................................          --         61,023
Long-term debt, excluding current installments..............     214,665             --
Other noncurrent liabilities................................     109,565        120,901
                                                              ----------     ----------
Total liabilities...........................................   1,750,892      1,696,189
Minority interest...........................................          --       (112,144)
Shareholders' equity:
  Common stock..............................................     560,900        487,500
  Retained earnings.........................................   2,995,532      3,385,247
                                                              ----------     ----------
Total shareholders' equity..................................   3,556,432      3,872,747
                                                              ----------     ----------
                                                              $5,307,324     $5,456,792
                                                              ==========     ==========

         1458

                  BELK OF ASHEBORO, N.C., INC. AND SUBSIDIARY

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Net sales...............................................  $10,754,805   $11,021,421   $11,724,897
Operating costs and expenses............................    9,990,863    10,403,295    10,649,230
Impairment loss.........................................           --            --       168,159
                                                          -----------   -----------   -----------
Income from operations..................................      763,942       618,126       907,508
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................      (92,701)     (104,674)      (72,255)
  Gain (loss) on disposal of property, plant and
     equipment..........................................      (27,329)        1,976            28
  Miscellaneous, net....................................       17,821       (22,591)      (22,623)
                                                          -----------   -----------   -----------
Total other expense, net................................     (102,209)     (125,289)      (94,850)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      661,733       492,837       812,658
Income tax expense (benefit)............................      327,819       170,943       484,720
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      333,914       321,894       327,938
Minority interest in (earnings) loss of unconsolidated
  subsidiaries..........................................           --            --      (136,146)
                                                          -----------   -----------   -----------
Net earnings............................................      333,914       321,894       464,084
Retained earnings at beginning of period................    3,017,022     3,206,992     2,995,532
Dividends paid..........................................      (84,600)     (109,600)      (97,500)
Retained earnings adjustments...........................           --            --        23,131
Retirement of common stock..............................      (59,344)     (423,754)           --
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 3,206,992   $ 2,995,532   $ 3,385,247
                                                          ===========   ===========   ===========

         1459

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996, AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1460
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1461
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(12) RETAINED EARNINGS ADJUSTMENT

     At February 1, 1997, Asheboro owned approximately 53% of Belk-Yates Company of Siler City, North Carolina, Incorporated (Siler City). The accompanying February 1, 1997 financial statement presents the balance sheet and statement of income of Asheboro and Siler City as a consolidated entity, with all intercompany transactions eliminated in consolidation. At February 3, 1996, the Company accounted for its investment in Siler City on the equity method; however, the balance sheet and statement of income for the years ended February 3, 1996 and January 31, 1995 are presented as a combination of the Company and Siler City, and are presented for comparative purposes only.

         1462

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1463

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1464

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1465

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1466

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1467

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1468

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                   TOTAL
                                                        NET INCOME                             SHAREHOLDERS'
                                           NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                          -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.............  $11,724,897    $464,083    $1,222,294   $1,411,802    $3,872,747
Adjustments to eliminate less than
  wholly-owned subsidiaries.............   (1,611,298)    148,326      (211,130)    (230,748)      166,030
                                          -----------    --------    ----------   ----------    ----------
Adjusted Shareholders' Statement........  $10,113,599     612,409     1,011,164    1,181,054     4,038,777
                                          ===========    --------    ----------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.........                       --            --           --
  Gain/loss on sale of securities.......                       --            --           --
  Impairment loss.......................                       --            --           --
  Equity in earnings of unconsolidated
    subsidiaries........................                       --            --           --
  Gain/loss on discontinued
    operations..........................                       --            --           --
  Adjustment to tax expense.............                       --            --           --            --
                                                         --------    ----------   ----------
Total non-operating items...............                       --            --           --
                                                         --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.................                       --            --           --
  Adjustment for ownership in other Belk
    entities............................                                                           (45,397)
                                                         --------    ----------   ----------    ----------
Per Model...............................                 $612,409    $1,011,164   $1,181,054    $3,993,380
                                                         ========    ==========   ==========    ==========
COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.............  $  (155,131)
    Negative cash balances reclassified
       to accounts payable..............           --
    Receivables from affiliates, net....           --
    Loans receivable from affiliates,
       net..............................      (21,345)
  Liabilities
    Notes payable.......................           --
    Current installments of long-term
       debt.............................      214,641
    Current portion of obligations under
       capital leases...................           --
    Payables to affiliates, net.........      379,650
    Long-term debt, excluding current
       installments.....................           --
    Obligations under capital leases,
       excluding current portion........           --
    Loans payable to affiliates, net....           --
                                          -----------
Net debt (cash).........................      417,815
Adjustments to eliminate less than
  wholly-owned subsidiaries.............     (858,926)
                                          -----------
Per Model...............................  $  (441,111)
                                          ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1469

                                                               SUPPLEMENT NO. 34
         1470

                          BELK OF ASHEBORO, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998

                                                      -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 34
         1471

       BELK'S DEPARTMENT STORE OF ASHEVILLE, NORTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Asheville, North Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 19.5744 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 230,106 shares of New Belk Class A Common Stock which will represent approximately 0.3835% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (35)
         1472

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1473

       BELK'S DEPARTMENT STORE OF ASHEVILLE, NORTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF ASHEVILLE, NORTH CAROLINA, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Asheville, North Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 19.5744 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1474

                     BELK'S DEPARTMENT STORE OF ASHEVILLE,
                          NORTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 35

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 35 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF ASHEVILLE, NORTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1475

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1931. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 19.5744 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 21,464 shares of Common Stock outstanding held of record by 59 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 87.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1476

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 22,200 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         1477

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         1478

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         1479

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         1480

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         1481

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         1482

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         1483

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         1484

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         1485

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         1486


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         1487

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on the November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $23,249,957    $23,249,957       0.6      $8,220,993      $ 5,728,981
EBITDA...............    1,328,137      1,140,887         7       8,220,993         (234,784)
EBIT.................      719,122        531,873        10       8,220,993       (2,902,263)
Net Income (Loss)....       12,251       (105,075)       15              --       (1,576,125)
Book Equity..........    4,116,784      3,971,571         1              --        3,971,571

         1488

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Enterprises,
  Inc.                          .2086%           X       $358,369,404         =        $  747,559
Belk Department Store
  of Clinton, N.C.,
  Inc.                         1.2575            X         11,043,990         =           138,878
Belk Department Store
  of Greenville,
  N.C., Inc.                   1.2179            X         25,446,622         =           309,914
Belk Department Store
  of Hickory, N.C.,
  Inc.                         1.5499            X         26,225,818         =           406,474
Belk's Department
  Store of Morehead
  City, N.C., Inc.             5.2703            X         10,315,936         =           543,681
Belk's Department
  Store of New Bern,
  N.C., Incorporated           1.7221            X          7,893,728         =           135,938
Belk Department Store
  of Waynesville,
  N.C., Inc.                   1.2369            X          6,879,640         =            85,094
                                                                                       ----------
Total                                                                                  $2,367,538
                                                                                       ==========

Relative Operating Value of Company                                                    $5,728,981
Relative Operating Value of Other Companies Owned by Company                  +         2,367,538
                                                                                       ----------
Total Relative Value of Company                                               =        $8,096,519
                                                                                       ==========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          11.9829%          X        $8,096,519          =        $  970,198
Belk Enterprises,
  Inc.                         18.2564           X         8,096,519          =         1,478,133
Belk Finance Company            1.8822           X         8,096,519          =           152,393
Belk Department Store
  of Greenville,
  N.C., Inc.                   11.9502           X         8,096,519          =           967,550
Belk's Department
  Store of New Bern,
  N.C., Incorporated             .5917           X         8,096,519          =            47,907
Belk of Spartanburg,
  S.C., Inc.                     .5684           X         8,096,519          =            46,021
                                                                                       ----------
Total                                                                                  $3,662,201
                                                                                       ==========

Total Relative Value of Company                                                        $8,096,519
Total Relative Value of Company Owned by Other Belk Companies                 -         3,662,201
                                                                                       ----------
Net Relative Value of Company                                                 =        $4,434,318
                                                                                       ==========

         1489

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 4,434,318             /          $1,156,226,577            =               .3835%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.3835%               X         59,998,834)        /       11,755.43750         =            19.5744


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1490

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $  0.57
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        191.80
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         18.79
  Dividends(2)..............................................          5.09
  Book value per share......................................        245.07


---------------

(1) Based on 21,464 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 21,464 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1491

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $23,020       $22,457       $23,250
Net income (loss)...........................................        (73)         (729)           12
Per common share
  Net income (loss)(1)......................................      (3.41)       (33.95)         0.57
  Dividends.................................................         --            --            --
  Book value(2).............................................     225.18        119.23        191.80
Total assets................................................     15,290        14,898        15,182
Shareholders' equity........................................      4,833         4,105         4,117

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $15,289       $15,576
Income from operations......................................         23           575

---------------


(1) Based on 21,464 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 21,464 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1492

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     During fiscal year 1996, income from operations decreased due to a decline in sales with no corresponding decline in expenses and due to increased markdowns.

     In May of fiscal year 1997 the Company closed an underperforming store in Asheville, North Carolina.

     Based on projected operating results, the Company would be unable to make all scheduled loan payments without additional borrowing from related entities or renegotiating the term repayment schedule.

                            BUSINESS OF THE COMPANY

     General. The Company operates three retail department stores in the following locations in North Carolina: Biltmore Square and Asheville Mall in Asheville and downtown Sylva. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/ Prospectus. The stores are managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Facilities. The Company operates three stores, of which two are leased under long-term leases (one of which was built by the Company on a ground leased site at Asheville Mall) and one is owned by the Company. The store leases have termination dates of 2001 and 2011. The floor area of the leased building at Biltmore Square is 82,000 square feet and the building built by the Company at Asheville Mall contains 114,000 square feet. The Sylva store, which is owned by the Company, contains 15,000 square feet of floor area. The Company believes these facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Proffitt's, Dillard, Sears, Penney, Goody's and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1493

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Director)
  (a)(b)(c)(d)(e)(f)........................................  12,558.8750        58.5%
Thomas M. Belk, Jr. (Director and Executive Director)
  (a)(c)(e)(f)(g)...........................................  10,568.8750        49.2%
H. W. McKay Belk (Director and Executive Director)
  (a)(c)(e)(f)(h)...........................................  10,568.8750        49.2%
John R. Belk (Director and Executive Director)
  (a)(c)(e)(f)(i)...........................................  10,586.8750        49.3%
Henderson Belk (Director) (d)...............................     182.0000            *
Sarah Belk Gambrell (Director) (d)..........................   3,485.0000        16.2%
Sarah Gambrell Knight (Director)............................   1,766.3125         8.2%
John A. Kuhne (Executive Officer)...........................            0            *
Robert E. Greiner (Executive Officer).......................            0            *
Belk Enterprises, Inc.......................................   3,918.5625        18.3%
J. V. Properties............................................   2,572.0000        12.0%
Belk Department Stores of Greenville, N.C., Inc.............   2,565.0000        12.0%
All Directors and Executive Officers as a group (9
  persons)..................................................  18,709.1250        87.2%


---------------

* Less than 1% of the outstanding Common Stock.

     The business addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; John A. Kuhne and Robert E.
Greiner -- 14 S. Main Street, Greenville, S.C. 29601; Belk Enterprises, Inc., J.V. Properties and Belk Department Store of Greenville, N.C., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of common stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 36 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Represented by .3125 shares held by Mary Claudia Belk Irrevocable Trust dated January 4, 1994. The Trustee, Claudia W. Belk, is John M. Belk's wife.


(c) Includes 470 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 182 shares held in several trusts established by the Will of Mary
    I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell and Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         1494


(e) Includes 3918.5625 shares held by Belk Enterprises, Inc., 404 shares held by Belk Finance Company, 2,565 shares held by Belk Department Store of Greenville, N.C., Inc., 127 shares held by Belk's Department Store of New Bern, N.C., Incorporated and 122 shares held by Belk of Spartanburg, S.C., Inc. which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporations consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 2,572 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 12 shares held by Thomas M. Belk, Jr., as custodian for his minor children.

(g) Includes 18 shares held by H. W. McKay Belk as custodian for his minor children.

(h) Includes 6 shares held by John R. Belk as custodian for his minor children.

         1495

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         1496

       BELK'S DEPARTMENT STORE OF ASHEVILLE, NORTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   211,013   $   217,417
  Accounts receivable, net..................................    3,404,436     4,033,243
  Merchandise inventory.....................................    4,806,547     4,781,161
  Receivable from affiliates, net...........................           --       160,107
  Refundable income taxes...................................        3,329         1,572
  Deferred income taxes.....................................       88,650       111,538
  Other.....................................................      259,899       446,265
                                                              -----------   -----------
Total current assets........................................    8,773,874     9,751,303
Investments.................................................      147,213       147,213
Property, plant and equipment, net..........................    5,017,226     4,390,674
Deferred income taxes.......................................      837,619       766,484
Other noncurrent assets.....................................      122,280       125,918
                                                              -----------   -----------
                                                              $14,898,212   $15,181,592
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $ 1,560,000   $ 5,070,000
  Current installments of long-term debt....................      885,000       475,000
  Accounts payable and accrued expenses.....................    1,454,253     1,185,201
  Payables to affiliates, net...............................      646,817            --
                                                              -----------   -----------
Total current liabilities...................................    4,546,070     6,730,201
Long-term debt, excluding current installments..............    4,902,500     2,137,500
Loans payable to affiliates, net............................       10,600       916,017
Other noncurrent liabilities................................      550,183       566,507
                                                              -----------   -----------
Total liabilities...........................................   10,009,353    10,350,225
Deferred income.............................................      784,328       714,583
Shareholders' equity:
  Common stock..............................................    2,146,400     2,146,400
  Additional paid in capital................................       45,000        45,000
  Retained earnings.........................................    1,913,131     1,925,384
                                                              -----------   -----------
Total shareholders' equity..................................    4,104,531     4,116,784
                                                              -----------   -----------
                                                              $14,898,212   $15,181,592
                                                              ===========   ===========

         1497

       BELK'S DEPARTMENT STORE OF ASHEVILLE, NORTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $23,587,936   $23,123,232   $23,831,046
Less: Leased Sales......................................      568,399       666,563       581,088
                                                          -----------   -----------   -----------
Net sales...............................................   23,019,537    22,456,669    23,249,958
Operating costs and expenses............................   22,670,321    22,923,159    22,584,043
                                                          -----------   -----------   -----------
Income from operations..................................      349,216      (466,490)      665,915
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (616,958)     (760,539)     (657,425)
  Dividend income.......................................       13,704        16,930        19,043
  Gain (loss) on disposal of property, plant and
     equipment..........................................       36,045         1,688       168,206
  Miscellaneous, net....................................       (9,042)       10,598      (134,041)
                                                          -----------   -----------   -----------
Total other expense, net................................     (576,251)     (731,323)     (604,217)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....     (227,035)   (1,197,813)       61,698
Income tax expense (benefit)............................     (153,914)     (469,077)       49,445
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      (73,121)     (728,736)       12,253
                                                          -----------   -----------   -----------
Net earnings............................................      (73,121)     (728,736)       12,253
Retained earnings at beginning of period................    2,714,988     2,641,867     1,913,131
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 2,641,867   $ 1,913,131   $ 1,925,384
                                                          ===========   ===========   ===========

         1498

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1499
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1500

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         1501

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1502

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1503

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1504

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1505

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1506

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                             NET INCOME                            SHAREHOLDERS'
                                                NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)       EQUITY
                                               -----------   ----------   ---------   ----------   -------------
Per Shareholders' Statement..................  $23,249,957   $  12,251    $ 719,122   $1,328,136    $4,116,784
Adjustments to eliminate less than
  wholly-owned subsidiaries..................           --          --           --           --            --
                                               -----------   ---------    ---------   ----------    ----------
Adjusted Shareholders' Statement.............  $23,249,957      12,251      719,122    1,328,136     4,116,784
                                               ===========   ---------    ---------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E..............                 (140,771)    (168,206)    (168,206)
  Gain/loss on sale of securities............                       --           --           --
  Impairment loss............................                       --           --           --
  Equity in earnings of unconsolidated
    subsidiaries.............................                       --           --           --
  Gain/loss on discontinued operations.......                       --           --           --
  Adjustment to tax expense..................                   39,382           --           --            --
                                                             ---------    ---------   ----------
Total non-operating items....................                 (101,389)    (168,206)    (168,206)
                                                             ---------    ---------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities......................                  (15,937)     (19,043)     (19,043)
  Adjustment for ownership in other Belk
    entities.................................                                                         (145,213)
                                                             ---------    ---------   ----------    ----------
Per Model....................................                $(105,075)   $ 531,873   $1,140,887    $3,971,571
                                                             =========    =========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents..................  $  (217,417)
    Negative cash balances reclassified to
      accounts payable.......................           --
    Receivables from affiliates, net.........     (160,107)
    Loans receivable from affiliates, net....           --
  Liabilities
    Notes payable............................    5,070,000
    Current installments of long-term debt...      475,000
    Current portion of obligations under
      capital leases.........................           --
    Payables to affiliates, net..............           --
    Long-term debt, excluding current
      installments...........................    2,137,500
    Obligations under capital leases,
      excluding current portion..............           --
    Loans payable to affiliates, net.........      916,017
                                               -----------
Net debt (cash)..............................    8,220,993
Adjustments to eliminate less than
  wholly-owned subsidiaries..................           --
                                               -----------
Per Model....................................  $ 8,220,993
                                               ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1507

                                                               SUPPLEMENT NO. 35
         1508


       BELK'S DEPARTMENT STORE OF ASHEVILLE, NORTH CAROLINA, INCORPORATED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 10:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 35
         1509

                             BELK-MATTHEWS COMPANY

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Matthews Company (the "Company"), to be held on April 15, 1998, at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 28.0294 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 32,234 shares of New Belk Class A Common Stock which will represent approximately 0.0537% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (36)
         1510

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1511

                             BELK-MATTHEWS COMPANY

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-MATTHEWS COMPANY:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Matthews Company (the "Company") will be held on April 15, 1998, at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 28.0294 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1512

                             BELK-MATTHEWS COMPANY

                               SUPPLEMENT NO. 36

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 36 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BALK-MATTHEWS COMPANY (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1513

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1923. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 28.0294 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,544 shares of Common Stock outstanding held of record by 42 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 61.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1514

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks of the Company's uncertain prospects in its market. The Company's store is located in a market that faces stiff competition from larger towns in the area. The management of the Company is considering whether to recommend the relocation of the Company's store in connection with reviewing its long term prospects in the market. The Merger would enable the Company to rely on New Belk to provide the capital necessary to effect any such relocation. If the Company does not participate in the Reorganization and is required to finance the relocation of its store on its own, there can be no assurance that the Company would be able to obtain the financing necessary to do so.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common
         1515

Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same

         1516

restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them
         1517

adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         1518

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         1519

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         1520

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         1521

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or a share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         1522

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the time in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         1523

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholder's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholder's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         1524


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         1525

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1526

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ---------    ----------------
Net Sales............  $1,051,809    $1,051,809       0.6      $(202,905)       $833,990
EBITDA...............      80,807        80,807         7       (202,905)        768,554
EBIT.................      58,963        58,963        10       (202,905)        792,535
Net Income...........      48,104        48,104        15             --         721,560
Book Equity..........     779,093       778,832         1             --         778,832

         1527

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X         $    N/A           =         $    N/A
                                                                                        --------
Total                                                                                        N/A
                                                                                        ========
Relative Operating Value of Company                                                     $833,990

Relative Operating Value of Other Companies Owned by Company                  +               --
                                                                                        --------
Total Relative Value of Company                                               =         $833,990
                                                                                        ========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          18.2642%          X         $833,990           =         $152,322
Matthews-Belk Company           7.2539%          X          833,990           =         $ 60,497
                                                                                        --------
Total                                                                                   $212,818
                                                                                        ========

Total Relative Value of Company                                                         $833,990
Total Relative Value of Company Owned by Other Belk Companies                 -          212,818
                                                                                        --------
Net Relative Value of Company                                                 =         $621,172
                                                                                        ========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   621,172             /          $1,156,226,577            =               .0537%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0537%               X         59,998,834)        /              1,150         =            28.0294


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1528

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 31.16
  Dividends(2)..............................................         20.00
  Book value per share(3)...................................        504.59
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         26.91
  Dividends(2)..............................................          7.29
  Book value per share......................................        350.93


---------------

(1) Based on 1,544 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,544 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1529

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 1,143       $1,149        $ 1,052
Net income..................................................         47           37             48
Per common share
  Net income (loss)(1)......................................      30.37        23.87          31.16
  Dividends.................................................      25.00        25.00          20.00
  Book value(2).............................................     494.57       493.44         504.59
Total assets................................................        854          879            889
Shareholders' equity........................................        764          762            779

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              --------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                 1996           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................     $708           $675
Income from operations......................................       11             24

---------------


(1) Based on 1,544 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,544 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1530

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales decreased in fiscal year 1997 as a result of a weak local economy resulting from the closing of a large local corporation.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in downtown Belmont, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company owns its store property and building, which contains approximately 15,000 square feet of floor area. While the Company believes the building is generally adequate for its current needs, the Company's management is considering the possibility of relocating its store to a shopping center site.

     Competition. Specific competitors in the Company's market include the Wal-Mart, Dillard, Sears, and Penney stores in nearby Gastonia, North Carolina.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1531

                       SECURITY OWNERSHIP OF THE COMPANY

     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of November 1, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................      518            33.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (c)(d)....................................................      403            26.1%
H. W. McKay Belk (Director and Executive Officer)
  (c)(d)(e).................................................      443            28.7%
John R. Belk (Director and Executive Officer) (c)(d)........      403            26.1%
Henderson Belk (Director) (b)...............................       26             1.7%
Sarah Belk Gambrell (b).....................................      149             9.7%
Leroy Robinson (Director)...................................        0                *
David Belk Cannon (Director) (g)............................      148             9.6%
James K. Glenn, Jr. (Director) (f)..........................       52             3.4%
Mike Belk Hudson............................................       80             5.2%
B. Frank Matthews, II (Director and Executive Officer)
  (h)(i)....................................................      145             9.4%
Eugene Robinson Matthews (Director and Executive Officer)...       15             1.0%
Elizabeth Matthews Welton Family Limited Partnership Phase
  II........................................................      133             8.6%
J. V. Properties............................................      282            18.3%
Matthews-Belk Company.......................................      112             7.3%
All Directors and Executive Officers as a group (10
  persons)..................................................      945            61.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Mike Belk Hudson -- P.O. Box 556, Narragansett, R.I. 02882; B. Frank Matthews, II, Eugene Robinson Matthews and Elizabeth Matthews Welton Family Limited Partnership Phase
II -- 2240 Remount Road, Gastonia, N.C. 28054; J. V. Properties and Matthews-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Represented by 51 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(b) Includes 26 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 112 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the

         1532


    directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 282 shares of J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e) Includes 40 shares held by H. W. McKay Belk as custodian for his minor children.


(f) Represented by 32 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox and 20 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each trust.


(g) Includes 44 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(h) Includes 8 shares held by B. Frank Matthew's wife, Betty Choate Matthews.


(i) Includes 60 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the Will of J. H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.

         1533

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1534

                             BELK-MATTHEWS COMPANY

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 14,183       $ 10,815
  Accounts receivable, net..................................    218,793        244,313
  Merchandise inventory.....................................    285,104        276,343
  Receivable from affiliates, net...........................    229,257        192,091
  Deferred income taxes.....................................      1,883             --
  Other.....................................................     11,873         10,832
                                                               --------       --------
Total current assets........................................    761,093        734,394
Investments.................................................        261            261
Property, plant and equipment, net..........................    107,234        144,590
Other noncurrent assets.....................................     10,664          9,883
                                                               --------       --------
                                                               $879,252       $889,128
                                                               ========       ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................   $ 91,863       $ 72,821
  Deferred income taxes.....................................         --          1,070
  Accrued income taxes......................................      1,050         13,992
                                                               --------       --------
Total current liabilities...................................     92,913         87,883
Deferred income taxes.......................................      7,897          3,649
Other noncurrent liabilities................................     16,573         18,503
                                                               --------       --------
Total liabilities...........................................    117,383        110,035
Shareholders' equity:
  Common stock..............................................    154,400        154,400
  Retained earnings.........................................    607,469        624,693
                                                               --------       --------
Total shareholders' equity..................................    761,869        779,093
                                                               --------       --------
                                                               $879,252       $889,128
                                                               ========       ========

         1535

                             BELK-MATTHEWS COMPANY

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $1,142,672    $1,148,795    $1,051,809
Operating costs and expenses...............................   1,086,220     1,110,657       993,969
                                                             ----------    ----------    ----------
Income from operations.....................................      56,452        38,138        57,840
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................       4,956         9,030         6,975
  Miscellaneous, net.......................................      (1,836)         (865)        1,123
                                                             ----------    ----------    ----------
Total other expense, net...................................       3,120         8,165         8,098
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........      59,572        46,303        65,938
Income tax expense (benefit)...............................      12,673         9,454        17,834
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      46,899        36,849        48,104
                                                             ----------    ----------    ----------
Net earnings...............................................      46,899        36,849        48,104
Retained earnings at beginning of period...................     600,921       609,220       607,469
Dividends paid.............................................     (38,600)      (38,600)      (30,880)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  609,220    $  607,469    $  624,693
                                                             ==========    ==========    ==========

         1536

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1537
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1538

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1539

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1540

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1541

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1542

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES.

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1543

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1544

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                 ----------   ----------   -------   ---------   -------------
Per Shareholders' Statement....................  $1,051,809    $48,104     $58,963    $80,807      $779,093
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --          --         --            --
                                                 ----------    -------     -------    -------      --------
Adjusted Shareholders' Statement...............  $1,051,809     48,104      58,963     80,807       779,093
                                                 ==========    -------     -------    -------      --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --          --         --
  Gain/loss on sale of securities..............                     --          --         --
  Impairment loss..............................                     --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --          --         --
  Gain/loss on discontinued operations.........                     --          --         --
  Adjustment to tax expense....................                     --          --         --            --
                                                               -------     -------    -------
Total non-operating items......................                     --          --         --
                                                               -------     -------    -------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                        (261)
                                                               -------     -------    -------      --------
Per Model......................................                $48,104     $58,963    $80,807      $778,832
                                                               =======     =======    =======      ========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (10,815)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (192,090)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (202,905)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (202,905)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1545

                                                               SUPPLEMENT NO. 36
         1546

                             BELK-MATTHEWS COMPANY
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 36
         1547

         BELK'S DEPARTMENT STORE OF BOONE, NORTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Boone, North Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 141.8032 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 393,646 shares of New Belk Class A Common Stock which will represent approximately 0.6561% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (37)
         1548

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1549

         BELK'S DEPARTMENT STORE OF BOONE, NORTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF BOONE,
NORTH CAROLINA, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Boone, North Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 141.8032 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1550

                       BELK'S DEPARTMENT STORE OF BOONE,
                          NORTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 37

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 37 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF BOONE, NORTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1551

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1939. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 141.8032 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 4,752 shares of Common Stock outstanding held of record by 19 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 90.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1552

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,844 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         1553

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         1554

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         1555

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires the approval of the stockholders to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.
         1556

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless

         1557

otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the

         1558

disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him whether, or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers
         1559

against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct

         1560

or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.
         1561

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and

         1562

deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

         1563

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                 NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE     (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ---------    ----------------
Net Sales............  $ 9,569,442    $ 9,569,442       0.6      $(169,680)     $ 5,911,345
EBITDA...............    1,244,034      1,233,277         7       (169,680)       8,802,619
EBIT.................      941,966        931,209        10       (169,680)       9,481,770
Net Income...........      570,123        563,456        15             --        8,451,840
Book Equity..........    5,810,684      4,162,185         1             --        4,162,185

         1564

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Gallant-Belk Company            4.5702%          X        $31,711,921         =        $ 1,449,298
Belk Department Store
  of Forest City,
  N.C., Inc.                   11.6208           X          7,237,011         =            840,999
Belk's Department
  Store of Lenoir,
  North Carolina,
  Incorporated                  5.2766           X          6,891,593         =            363,642
Belk's Department
  Store of Morehead
  City, N.C., Inc.              5.0676           X         10,315,936         =            522,770
Belk's Department
  Store of Mount
  Airy, North
  Carolina,
  Incorporated                  1.8703           X          3,686,607         =             68,951
Belk Department Store
  of Wilkesboro,
  N.C., Inc.                    7.4797           X          3,451,898         =            258,192
                                                                                       -----------
Total                                                                                  $ 3,503,851
                                                                                       ===========

Relative Operating Value of Company                                                    $ 9,481,770
Relative Operating Value of Other Companies Owned by Company                  +          3,503,851
                                                                                       -----------
Total Relative Value of Company                                               =        $12,985,621
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         28.7879%          X        $12,985,621         =        $ 3,738,288
Belk's Department
  Store of Lenoir,
  North Carolina,
  Incorporated                 12.7946%          X         12,985,621         =          1,661,458
                                                                                       -----------
Total                                                                                  $ 5,399,746
                                                                                       ===========
Total Relative Value of Company                                                        $12,985,621

Total Relative Value of Company Owned by Other Belk Companies                 -          5,399,746
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 7,585,875
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 7,585,875             /          $1,156,226,577            =               .6561%

         1565

     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.6561%               X          59,998,834        /              2,776         =           141.8032


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1566

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  119.98
  Dividends(2)..............................................          27.50
  Book value per share(3)...................................       1,222.79
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         136.13
  Dividends(2)..............................................          36.87
  Book value per share......................................       1,775.38


---------------

(1) Based on 4,752 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 4,752 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1567

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  8,929      $  9,098      $  9,569
Net income..................................................        473           523           570
Per common share
  Net income (loss)(1)......................................      99.53        110.05        119.98
  Dividends.................................................      20.00         25.00         27.50
  Book value(2).............................................   1,045.26      1,130.31      1,222.79
Total assets................................................      5,686         6,262         6,849
Shareholders' equity........................................      4,967         5,371         5,811

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $6,770        $7,054
Income from operations......................................       619           698

---------------


(1) Based on 4,752 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 4,752 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1568

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Boone Mall in Boone, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store conducts operations independent of any group office.

     Facilities. The Company leases its store building, which contains approximately 68,000 square feet of floor area. The current term of the store lease expires in 2009. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1569

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................    3,016.0          63.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(d).................................................    2,319.4          48.8%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(d).................................................    2,319.4          48.8%
John R. Belk (Director and Executive Officer) (b)(c)(d).....    2,319.4          48.8%
Sarah Belk Gambrell (Director)..............................    1,136.0          23.9%
Leroy Robinson (b)(c).......................................      291.4           6.1%
Katherine McKay Belk (b)(c).................................      291.4           6.1%
Katherine Belk Morris (b)(c)................................      343.4           7.2%
Thomas M. Belk, Trustee U/A dated September 15, 1993........      251.4           5.3%
Montgomery Investment Company...............................        704          14.8%
Belk Enterprises, Inc.......................................      1,368          28.8%
Belk's Department Store of Lenoir, North Carolina
  Incorporated..............................................        608          12.8%
All Directors and Executive Officers as a group (5
  persons)..................................................    4,308.0          90.7%

---------------


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk, and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Montgomery Investment Company, Belk Enterprises, Inc. and Belk's Department Store of Lenoir, North Carolina, Incorporated -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Thomas M. Belk, Trustee U/A dated September 15, 1993.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors, and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 704 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 40 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 251.4 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.



(d) Includes 1,368 shares held by Belk Enterprises, Inc. and 608 shares of Belk's Department Store of Lenoir, North Carolina, Incorporated, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         1570

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1571

                       BELK'S DEPARTMENT STORE OF BOONE,
                          NORTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $1,441,996    $  339,629
  Accounts receivable, net..................................   1,070,275     1,202,950
  Merchandise inventory.....................................   1,832,452     1,999,761
  Receivable from affiliates, net...........................          --        23,256
  Deferred income taxes.....................................      18,441        17,746
  Other.....................................................      89,275        88,126
                                                              ----------    ----------
Total current assets........................................   4,452,439     3,671,468
Loans receivable from affiliates, net.......................       1,446         1,446
Investments.................................................      14,528     1,648,499
Property, plant and equipment, net..........................   1,758,639     1,498,532
Other noncurrent assets.....................................      34,745        28,854
                                                              ----------    ----------
                                                              $6,261,797    $6,848,799
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $       --    $   72,243
  Accounts payable and accrued expenses.....................     607,138       614,405
  Payables to affiliates, net...............................       2,256            --
  Accrued income taxes......................................      98,399        71,638
                                                              ----------    ----------
Total current liabilities...................................     707,793       758,286
Deferred income taxes.......................................     100,270        60,428
Long-term debt, excluding current installments..............          --       122,408
Other noncurrent liabilities................................      82,493        96,993
                                                              ----------    ----------
Total liabilities...........................................     890,556     1,038,115
Shareholders' equity:
  Common stock..............................................     475,200       475,200
  Retained earnings.........................................   4,896,041     5,335,484
                                                              ----------    ----------
Total shareholders' equity..................................   5,371,241     5,810,684
                                                              ----------    ----------
                                                              $6,261,797    $6,848,799
                                                              ==========    ==========

         1572

                       BELK'S DEPARTMENT STORE OF BOONE,
                          NORTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $8,929,087    $9,098,175    $9,569,442
Operating costs and expenses...............................   8,207,392     8,281,087     8,643,644
                                                             ----------    ----------    ----------
Income from operations.....................................     721,695       817,088       925,798
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (11,936)       24,473       (22,124)
  Dividend income..........................................       8,592         9,524        10,756
  Gain (loss) on disposal of property, plant and
     equipment.............................................          19            --            --
  Miscellaneous, net.......................................       2,418         1,486         5,411
                                                             ----------    ----------    ----------
Total other expense, net...................................        (907)       35,483        (5,957)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     720,788       852,571       919,841
Income tax expense (benefit)...............................     247,841       329,624       349,718
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     472,947       522,947       570,123
                                                             ----------    ----------    ----------
Net earnings...............................................     472,947       522,947       570,123
Retained earnings at beginning of period...................   4,113,987     4,491,894     4,896,041
Dividends paid.............................................     (95,040)     (118,800)     (130,680)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $4,491,894    $4,896,041    $5,335,484
                                                             ==========    ==========    ==========

         1573

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1574
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1575

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1576

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1577

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1578

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1579

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1580

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1581

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $ 9,569,442    $570,123    $941,966   $1,244,034    $ 5,810,684
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --           --             --
                                                -----------    --------    --------   ----------    -----------
Adjusted Shareholders' Statement..............  $ 9,569,442     570,123     941,966    1,244,034      5,810,684
                                                ===========    --------    --------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --           --
  Gain/loss on sale of securities.............                       --          --           --
  Impairment loss.............................                       --          --           --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --           --
  Gain/loss on discontinued operations........                       --          --           --
  Adjustment to tax expense...................                       --          --           --             --
                                                               --------    --------   ----------
Total non-operating items.....................                       --          --           --
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                   (6,667)    (10,757)     (10,757)
  Adjustment for ownership in other Belk
    entities..................................                                                       (1,648,499)
                                                               --------    --------   ----------    -----------
Per Model.....................................                 $563,456    $931,209   $1,233,277    $ 4,162,185
                                                               ========    ========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (339,629)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........      (23,256)
    Loans receivable from affiliates, net.....       (1,446)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....       72,243
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................      122,408
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (169,680)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (169,680)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1582

                                                               SUPPLEMENT NO. 37
         1583


         BELK'S DEPARTMENT STORE OF BOONE, NORTH CAROLINA, INCORPORATED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:

                                                                          , 1998
                                                --------------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 37
         1584

             BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Brevard, N.C., Incorporated (the "Company"), to be held on April 16, 1998, at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 39.2748 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 147,516 shares of New Belk Class A Common Stock which will represent approximately 0.2459% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (38)
         1585

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1586

             BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Brevard, N.C., Incorporated (the "Company") will be held on April 16, 1998, at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 39.2748 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1587

             BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED

                               SUPPLEMENT NO. 38

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 38 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1588

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1937. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 39.2748 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 4,800 shares of Common Stock outstanding held of record by 43 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 67.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1589

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the uncertain prospects for the Company's store in its current location. The store is located in a relatively small market that is also close to larger markets with larger Belk stores and other competitors. The prospects for growth of the Company's store may be limited because of the size of its market and its close proximity to such competition. The Merger would allow the Company to share with New Belk the risk associated with the Company's current market and participate in the growth of other Belk stores located in markets with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,800 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common

         1590

Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same

         1591

restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them
         1592

adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires Stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         1593

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         1594

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         1595

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         1596

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         1597

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         1598

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation (i) if the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         1599


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         1600

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1601

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $2,524,845    $2,524,845      0.6       $634,880       $  880,027
EBITDA................     269,902       265,761        7        634,880        1,225,447
EBIT..................     114,421       110,280       10        634,880          467,920
Net Income............      46,907        43,947       15             --          659,205
Book Equity...........   3,633,143     3,632,918        1             --        3,632,918

         1602

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $      N/A          =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $3,632,918
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $3,632,918
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          1.1667%          X        $3,632,918          =        $   42,385
Belk of Waycross,
  Ga., Inc.                    20.5833           X         3,632,918          =           747,775
                                                                                       ----------
Total                                                                                  $  790,160
                                                                                       ==========
Total Relative Value of Company                                                        $3,632,918
Total Relative Value of Company Owned by Other Belk Companies                 -           790,160
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,842,758
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $2,842,758              /          $1,156,226,577            =               .2459%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2459%               X        59,998,834)         /           3,756            =         39.2748


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1603

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $  9.77
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        756.90
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         37.70
  Dividends(2)..............................................         10.21
  Book value per share......................................        491.72


---------------

(1) Based on 4,800 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 4,800 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1604

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 2,804       $ 2,602       $ 2,525
Net income (loss)...........................................        (35)          (83)           47
Per common share
  Net income (loss)(1)......................................      (7.25)       (17.34)         9.77
  Dividends.................................................         --            --            --
  Book value(2).............................................     653.82        706.19        756.90
Total assets................................................      4,805         5,139         5,255
Shareholders' equity........................................      3,138         3,390         3,633

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,761        $1,744
Income from operations......................................         7            68

---------------


(1) Based on 4,800 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 4,800 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1605

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations decreased in fiscal year 1996 as a percent of sales due to a decrease in sales without a corresponding decrease in operating expenses. Comparable store sales decreased 7.2% in fiscal year 1996 due to lay-offs at the market's largest employer.

     Income from operations increased in fiscal year 1997 to 1.9% of sales due to increased gross profit attributable to improved inventory management which resulted in fewer markdowns and to a decrease in advertising expense.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Forest Gate Shopping Center in Brevard, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is operated out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 30,000 square feet of floor area, together with an adjacent parking area. The company believes the facility is adequate to meet its current needs.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1606

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     2,180           45.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e).................................................     1,492           31.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(f).................................................     1,452           30.3%
John R. Belk (Director and Executive Officer) (b)(d)(g).....     1,414           29.5%
Sarah Belk Gambrell (Director) (c)..........................       908           18.9%
John A. Kuhne (Director and Executive Officer)..............         0               *
Robert E. Greiner (Director and Executive Officer)..........         0               *
Welch Bostick, Jr. (Executive Officer)......................         0               *
Leroy Robinson (b)..........................................       348            7.3%
Katherine McKay Belk (b)(i).................................       508           10.6%
Katherine Belk Morris (b)(h)................................       410            8.5%
Kate Simpson (j)(k).........................................       960           20.0%
Lucy Simpson Kuhne (j)(k)...................................       960           20.0%
Claire Russo (j)(k).........................................       960           20.0%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       348            7.3%
Montgomery Investment Company...............................       696           14.5%
Belk of Waycross, Ga., Inc..................................       988           20.6%
Simpson Enterprises, Inc....................................       240              5%
Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and
  Hazel Claire M. Efird as Personal Representative of the
  Estate of William Henry Belk Simpson, Deceased............       720           15.0%
All Directors and Executive Officers as a group (7
  persons)..................................................     3,242           67.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk, and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy S. Kuhne, Claire Russo, Robert E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29606; Kate Simpson, Simpson Enterprises, Inc. and Estate of William Henry Bell
Simpson -- P.O. Box 17433, Greenville, S.C. 29606; Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and Hazel Claire M. Efird -- P.O. Box 17433, Greenville, S.C. 29606; Thomas M. Belk, Trustee U/A dated September 15, 1993, Montgomery Investment Company and Belk of Waycross, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of common stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 696 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

         1607

(b) Includes 348 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 28 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 56 shares held by Belk Enterprises, Inc. and 988 shares held by Belk of Waycross, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 40 shares held by Thomas M. Belk, Jr., as custodian for his minor children and 56 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(f) Includes 60 shares held by H. W. McKay Belk as custodian for his minor children.

(g) Includes 20 shares held by John R. Belk as custodian for his minor children

(h) Includes 60 shares held by Katherine Belk Morris as custodian for her minor children

(i) Includes 160 shares held by Katherine M. Belk as custodian for her minor grandchildren

(j) Includes 720 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(k) Includes 240 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.

         1608

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         1609

             BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   68,271    $   73,239
  Accounts receivable, net..................................     337,276       385,482
  Merchandise inventory.....................................     511,140       494,860
  Refundable income taxes...................................      18,418        29,741
  Deferred income taxes.....................................      12,541            --
  Other.....................................................      78,222        60,521
                                                              ----------    ----------
Total current assets........................................   1,025,868     1,043,843
Investments.................................................   2,570,829     2,823,447
Property, plant and equipment, net..........................   1,535,217     1,382,195
Other noncurrent assets.....................................       7,173         5,499
                                                              ----------    ----------
                                                              $5,139,087    $5,254,984
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  725,000    $       --
  Accounts payable and accrued expenses.....................     144,923       122,702
  Payables to affiliates, net...............................     154,539       708,120
  Deferred income taxes.....................................          --        64,671
                                                              ----------    ----------
Total current liabilities...................................   1,024,462       895,493
Deferred income taxes.......................................     701,894       701,186
Other noncurrent liabilities................................      23,034        25,163
                                                              ----------    ----------
Total liabilities...........................................   1,749,390     1,621,842
Shareholders' equity:
  Common stock..............................................     480,000       480,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................   1,670,493     1,867,032
  Retained earnings.........................................   1,239,204     1,286,110
                                                              ----------    ----------
Total shareholders' equity..................................   3,389,697     3,633,142
                                                              ----------    ----------
                                                              $5,139,087    $5,254,984
                                                              ==========    ==========

         1610

             BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $2,804,016    $2,602,304    $2,524,844
Operating costs and expenses...............................   2,802,938     2,676,306     2,477,770
                                                             ----------    ----------    ----------
Income from operations.....................................       1,078       (74,002)       47,074
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (61,593)      (65,474)      (48,793)
  Dividend income..........................................      50,143        54,636        61,737
  Gain (loss) on sale of securities........................       5,391        18,706         4,141
  Miscellaneous, net.......................................      (5,688)         (716)        1,468
                                                             ----------    ----------    ----------
Total other expense, net...................................     (11,747)        7,152        18,553
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     (10,669)      (66,850)       65,627
Income tax expense (benefit)...............................      24,137        16,385        18,721
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     (34,806)      (83,235)       46,906
                                                             ----------    ----------    ----------
Net earnings...............................................     (34,806)      (83,235)       46,906
Retained earnings at beginning of period...................   1,357,245     1,322,439     1,239,204
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,322,439    $1,239,204    $1,286,110
                                                             ==========    ==========    ==========

         1611

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1612
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1613

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATIONS ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1614

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1615

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1616

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1617

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES.

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1618

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1619

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $2,524,845    $46,907     $114,421   $269,902     $3,633,142
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --           --         --             --
                                                 ----------    -------     --------   --------     ----------
Adjusted Shareholders' Statement...............  $2,524,845     46,907      114,421    269,902      3,633,142
                                                 ==========    -------     --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --           --         --
  Gain/loss on sale of securities..............                 (2,960)      (4,141)    (4,141)
  Impairment loss..............................                     --           --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --           --         --
  Gain/loss on discontinued operations.........                     --           --         --
  Adjustment to tax expense....................                     --           --         --             --
                                                               -------     --------   --------
Total non-operating items......................                 (2,960)      (4,141)    (4,141)
                                                               -------     --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --           --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (225)
                                                               -------     --------   --------     ----------
Per Model......................................                $43,947     $110,280   $265,761     $3,632,917
                                                               =======     ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (73,240)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................     708,120
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     634,880
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  634,880
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1620

                                                               SUPPLEMENT NO. 38
         1621

             BELK'S DEPARTMENT STORE OF BREVARD, N.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 38
         1622

             BELK-BECK COMPANY OF BURLINGTON, NORTH CAROLINA, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Beck Company of Burlington, North Carolina, Inc. (the "Company"), to be held on April 15, 1998, at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 108.1051 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 480,851 shares of New Belk Class A Common Stock which will represent approximately 0.8014% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (39)
         1623

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1624

             BELK-BECK COMPANY OF BURLINGTON, NORTH CAROLINA, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-BECK COMPANY OF BURLINGTON,
NORTH CAROLINA, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Beck Company of Burlington, North Carolina, Inc. (the "Company") will be held on April 15, 1998, at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 108.1051 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1625

                        BELK-BECK COMPANY OF BURLINGTON,
                              NORTH CAROLINA, INC.

                               SUPPLEMENT NO. 39

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 39 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-BECK COMPANY OF BURLINGTON, NORTH CAROLINA, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1626

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1920. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 108.1051 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,682 shares of Common Stock outstanding held of record by 52 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 66.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1627

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 16,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         1628

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         1629

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         1630

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         1631

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         1632

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under to the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         1633

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him whether or not involving action in his or her official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any

         1634

transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

         1635

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for
         1636

business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must

         1637


receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he
         1638

asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $15,182,639    $15,182,639      0.6       $ (926,698)     $10,036,282
EBITDA...............    1,580,906      1,579,365        7         (926,698)      11,982,254
EBIT.................    1,066,312      1,064,771       10         (926,698)      11,574,409
Net Income...........      658,692        657,730       15               --        9,865,950
Book Equity..........    7,995,855      6,937,593        1               --        6,937,593

         1639

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Albemarle,
  North Carolina,
  Incorporated                  4.7493%          X        $ 3,321,651         =        $   157,755
Belk Department Store
  of Charleston,
  S.C., Inc.                     .5965           X         31,169,909         =            185,929
Belk Department Store
  of Eden, N.C., Inc.           2.6949           X          3,010,826         =             81,139
Belk-Beck Co. of High
  Point, N.C., Inc.             7.0025           X          6,270,761         =            439,110
Belk's Department
  Store of Mount
  Airy, North
  Carolina,
  Incorporated                  2.8678           X          3,686,607         =            105,725
Belk Department Store
  of Reidsville,
  N.C., Inc.                    7.4883           X          2,024,233         =            151,581
Belk Department Store
  of Shelby, N.C.,
  Inc.                          6.1594           X         13,263,379         =            816,945
                                                                                       -----------
Total                                                                                  $ 1,938,182
                                                                                       ===========

Relative Operating Value of Company                                                    $11,982,254
Relative Operating Value of Other Companies Owned by Company                  +          1,938,182
                                                                                       -----------
Total Relative Value of Company                                               =        $13,920,436
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          32.2359%          X        $13,920,436         =        $ 4,487,378
Belk Enterprises,
  Inc.                          1.1972%          X         13,920,436         =            166,655
                                                                                       -----------
Total                                                                                  $ 4,654,033
                                                                                       ===========

Total Relative Value of Company                                                        $13,920,436
Total Relative Value of Company Owned by Other Belk Companies                 -          4,654,033
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 9,266,402
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $9,266,402              /          $1,156,226,577            =               .8014%

         1640

     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.8014%               X        59,998,834)         /           4,448            =         108.1051


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1641

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   98.58
  Dividends(2)..............................................          35.00
  Book value per share(3)...................................       1,196.63
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         103.78
  Dividends(2)..............................................          28.11
  Book value per share......................................       1,353.48


---------------

(1) Based on 6,682 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,682 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1642

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  14,155     $  14,812     $  15,183
Net income..................................................         909           634           659
Per common share
  Net income (loss)(1)......................................      136.11         94.94         98.58
  Dividends.................................................       30.00         35.00         35.00
  Book value(2).............................................    1,073.11      1,133.05      1,196.63
Total assets................................................       8,267         8,952        10,671
Shareholders' equity........................................       7,171         7,571         7,996

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $10,512       $10,546
Income from operations......................................        557           675

---------------


(1) Based on 6,682 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 6,682 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1643

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Holly Hill Mall in Burlington, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 88,000 square feet of floor area. The current term of the lease expires in 2009. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Penney, Sears and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1644

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     3,200           47.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e)(f)..............................................     2,438           36.5%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e)(g)..............................................     2,400           35.9%
John R. Belk (Director and Executive Officer)
  (b)(d)(e)(h)..............................................     2,374           35.5%
Henderson Belk (Director) (c)...............................       536            8.0%
Sarah Belk Gambrell (c).....................................       676           10.1%
Leroy Robinson (Director) (b)...............................       110            1.6%
David Belk Cannon (Director) (j)............................       486            7.3%
James K. Glenn, Jr. (Director) (i)..........................       578            8.7%
Pete Huffstetler (Executive Officer)........................         0               *
Gordon J. Tendler (Executive Officer).......................         0               *
Darrell Murphy (Executive Officer)..........................         0               *
J. V. Properties............................................     2,154           32.2%
NationsBank, N.A. (k)(l)....................................       664            9.9%
SunTrust Bank, Augusta, N.A. (m)(n).........................       408            6.1%
All Directors and Executive Officers as a group (9
  persons)..................................................     4,444           66.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405, J. V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500, NationsBank, N.A. -- Sara McDonnell (NC1-002-07-13), NationsBank, N.A., Charlotte, N.C. 28255; SunTrust Bank, Augusta, N.A. -- Carlton S. Faulk, V.P., SunTrust Bank, Augusta, N.A., P. O. Box 927, Augusta, Ga. 30903-0927.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 160 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 110 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 536 shares held in several Trusts established by the Will of Mary
    I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by

         1645


    John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 80 shares held by Belk Enterprises, Inc. which shares are voted by the members of the Executive Committee of the Board of Directors of such corporation, under authority given by the directors of such corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 2,154 shares of J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(f) Includes 24 shares held by Thomas M. Belk, Jr., as custodian for the minor children of his brother, H. W. McKay Belk, and 30 shares held by his wife, Sarah F. Belk.



(g) Includes 10 shares held by H. W. McKay Belk as custodian for his minor children, and 30 shares held by his wife, Nina F. Belk.



(h) Includes 30 shares held by his wife, Kimberly D. Belk.



(i) Includes 16 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 90 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al, 176 shares held by John Belk Stevens Trust U/A ITEM III, Section B f/b/o Mary S. Whelchel and 176 shares held by John Belk Stevens Trust U/A ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.



(j) Includes 160 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.


(k) Includes 88 shares held by NationsBank as Trustee for the Daisy Belk Doughton Lange Revocable Trust dated March 25, 1997, 188 shares held by Sara Dew Misner and North Carolina National Bank, Co-trustees for Daisy Doughton Lange U/A dated November 5, 1965, and 200 shares held by J. L. Green, Jr. and N. C. National Bank, Trustees U/A dated July 9, 1965 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investing power with respect to such shares.


(l) 188 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.



(m) Includes 136 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel as Successor Co-Trustees under Agreement with Mary Stevens Whelchel dated September 15, 1950, 60 shares held by SunTrust Bank, August, N.A. and Joan C. Whelchel, Successor Co-Trustees under Will of Nealie Belk Stevens dated December 1, 1952, 6 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel, Successor Co-Trustee under Will of Nealie Belk Stevens for Mary Stevens Whelchel, 12 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel, as Successor Co-Trustees under Agreement with Merritt Cofer Whelchel, Jr., 152 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel as Successor Co-Trustees under Agreement with Mary Ruth Whelchel, 12 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel as Successor Co-Trustees under Agreement with Sadie Elizabeth Whelchel and 18 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel as Trustees under Agreement dated October 15, 1997 with Mary Stevens Whelchel. SunTrust Bank and Joan C. Whelchel have voting and investment power with respect to such shares.


(n) Includes 12 shares held by SunTrust Bank, Augusta, N.A. as Guardian for Frankie Stevens Whelchel. SunTrust Bank has voting power with respect to such shares.

         1646

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1647

             BELK-BECK COMPANY OF BURLINGTON, NORTH CAROLINA, INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 6,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  215,981    $   193,751
  Accounts receivable, net..................................   2,361,708      2,731,491
  Merchandise inventory.....................................   2,497,500      2,576,384
  Receivable from affiliates, net...........................     958,430      1,752,268
  Deferred income taxes.....................................      54,225         36,407
  Other.....................................................     155,473        143,154
                                                              ----------    -----------
Total current assets........................................   6,243,317      7,433,455
Loans receivable from affiliates, net.......................      14,046         14,046
Investments.................................................      24,895      1,058,262
Property, plant and equipment, net..........................   2,631,971      2,136,243
Other noncurrent assets.....................................      37,756         28,939
                                                              ----------    -----------
                                                              $8,951,985    $10,670,945
                                                              ==========    ===========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $       --    $ 1,033,367
  Accounts payable and accrued expenses.....................     925,756      1,052,013
  Accrued income taxes......................................      36,255        150,181
                                                              ----------    -----------
Total current liabilities...................................     962,011      2,235,561
Deferred income taxes.......................................     283,603        294,029
Other noncurrent liabilities................................     135,338        145,500
                                                              ----------    -----------
Total liabilities...........................................   1,380,952      2,675,090
Shareholders' equity:
  Common stock..............................................     668,200        668,200
  Retained earnings.........................................   6,902,833      7,327,655
                                                              ----------    -----------
Total shareholders' equity..................................   7,571,033      7,995,855
                                                              ----------    -----------
                                                              $8,951,985    $10,670,945
                                                              ==========    ===========

         1648

             BELK-BECK COMPANY OF BURLINGTON, NORTH CAROLINA, INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $14,155,724   $14,812,695   $15,184,354
Less: Leased Sales......................................        1,159           987         1,715
                                                          -----------   -----------   -----------
Net sales...............................................   14,154,565    14,811,708    15,182,639
Operating costs and expenses............................   12,683,903    13,724,669    14,119,121
                                                          -----------   -----------   -----------
Income from operations..................................    1,470,662     1,087,039     1,063,518
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................       34,415       (19,471)      (11,654)
  Dividend income.......................................           --           280           280
  Gain (loss) on disposal of property, plant and
     equipment..........................................           --            --         1,261
  Miscellaneous, net....................................      (16,037)      (33,650)        1,253
                                                          -----------   -----------   -----------
Total other expense, net................................       18,378       (52,841)       (8,860)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,489,040     1,034,198     1,054,658
Income tax expense (benefit)............................      579,544       399,809       395,966
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      909,496       634,389       658,692
                                                          -----------   -----------   -----------
Net earnings............................................      909,496       634,389       658,692
Retained earnings at beginning of period................    5,793,278     6,502,314     6,902,833
Dividends paid..........................................     (200,460)     (233,870)     (233,870)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 6,502,314   $ 6,902,833   $ 7,327,655
                                                          ===========   ===========   ===========

         1649

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1650
                    CONDENSED NOTES TO UNAUDITED HISTORICAL
                      FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1651

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1652

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1653

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1654

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1655

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1656

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1657
                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $15,182,639    $658,692    $1,066,312   $1,580,906    $7,995,855
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --            --           --            --
                                              -----------    --------    ----------   ----------    ----------
Adjusted Shareholders' Statement............  $15,182,639     658,692     1,066,312    1,580,906     7,995,855
                                              ===========    --------    ----------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                     (788)       (1,261)      (1,261)
  Gain/loss on sale of securities...........                       --            --           --
  Impairment loss...........................                       --            --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                       --            --           --
  Gain/loss on discontinued operations......                       --            --           --
  Adjustment to tax expense.................                       --            --           --            --
                                                             --------    ----------   ----------
Total non-operating items...................                     (788)       (1,261)      (1,261)
                                                             --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                     (175)         (280)        (280)
  Adjustment for ownership in other Belk
    entities................................                                                        (1,058,262)
                                                             --------    ----------   ----------    ----------
Per Model...................................                 $657,729    $1,064,771   $1,579,365    $6,937,593
                                                             ========    ==========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (193,751)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........   (1,752,268)
    Loans receivable from affiliates, net...      (14,046)
  Liabilities
    Notes payable...........................    1,033,367
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................     (926,698)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $  (926,698)
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1658

                                                               SUPPLEMENT NO. 39
         1659

             BELK-BECK COMPANY OF BURLINGTON, NORTH CAROLINA, INC. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:

                                                                          , 1998

                                                --------------------------
                                                           Signature

                                                --------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 39
         1660

                             BELK BROTHERS COMPANY

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Brothers Company (the "Company"), to be held on April 16, 1998, at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 96.5480 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 9,606,285 shares of New Belk Class A Common Stock which will represent approximately 16.0108% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (40)
         1661

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1662

                             BELK BROTHERS COMPANY

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK BROTHERS COMPANY:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Brothers Company (the "Company") will be held on April 16, 1998, at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 96.5480 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1663

                             BELK BROTHERS COMPANY

                               SUPPLEMENT NO. 40

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

    THIS SUPPLEMENT NO. 40 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                    , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/ PROSPECTUS AS TO ANY MATTER RELATING TO BELK BROTHERS COMPANY, A NORTH CAROLINA CORPORATION (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


    PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    21
SELECTED HISTORICAL FINANCIAL INFORMATION...................    22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    23
  General...................................................    23
  Results of Operations.....................................    23
  Comparison of Nine Months Ended November 1, 1997 and
     November 2, 1996.......................................    24
  Comparison of Fiscal Years Ended February 1, 1997 and
     February 3, 1996.......................................    24
  Comparison of Fiscal Years Ended February 3, 1996 and
     January 31, 1995.......................................    25
  Seasonality and Quarterly Fluctuations....................    26
  Liquidity and Capital Resources...........................    26
  Impact of Inflation.......................................    27
BUSINESS OF THE COMPANY.....................................    27
SECURITY OWNERSHIP OF THE COMPANY...........................    31
INDEX TO HISTORICAL FINANCIAL STATEMENTS....................   F-1
  Report of KPMG Peat Marwick LLP, Independent Auditors.....   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Shareholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1664

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1921. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 96.5480 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 140,888 shares of Common Stock outstanding held of record by 101 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 72.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1665

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 106 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 140,888 shares of Common Stock.

         1666

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the
         1667

holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate
         1668

number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or one or more series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         1669

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         1670

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Unless the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         1671

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or

         1672

otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, the participating shares are reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested

         1673

stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any

         1674

security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

         1675

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine

         1676

the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1677

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT          RELATIVE
METHODOLOGY               ACTUAL         ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            ------------    ------------    --------    -----------    ----------------
Net Sales............  $185,048,897    $185,048,897      0.6       $84,466,582      $26,562,756
EBITDA...............    93,106,362      17,838,176        7        84,466,582       40,400,650
EBIT.................    88,450,755      13,182,569       10        84,466,582       47,359,108
Net Income...........    49,798,772       5,929,807       15                --       88,947,105
Book Equity..........   125,681,609      53,205,207        1                --       53,205,207

         1678

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Ahoskie, N.C.,
  Inc.                         23.6576%          X        $ 3,798,793         =       $    898,703
Belk's Department
  Store, Incorporated
  of Aiken, South
  Carolina                     16.4444%          X          3,110,056         =            511,430
Belk's Department
  Store of Albemarle,
  North Carolina,
  Incorporated                 43.4697%          X          3,321,651         =          1,443,912
Gallant-Belk Company            2.5103%          X         31,711,921         =            796,064
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                 11.9829%          X          8,096,519         =            970,198
Belk-Simpson Company,
  Incorporated of
  Beaufort, South
  Carolina                     16.3492%          X          7,226,118         =          1,181,412
Belk Enterprises,
  Inc.                          9.0466%          X        358,369,404         =         32,420,246
Belk-Matthews Company          18.2642%          X            833,990         =            152,322
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.               32.2359%          X         13,920,436         =          4,487,378
Belk's Department
  Store of Camden,
  S.C., Incorporated           11.4193%          X         11,802,653         =          1,347,780
Belk's Department
  Store of
  Cartersville,
  Georgia,
  Incorporated                  4.7529%          X          3,810,247         =            181,097
Belk Department Store
  of Charleston,
  S.C., Inc.                    2.2824%          X         31,169,909         =            711,422
Belk-Matthews Company
  of Cherryville,
  N.C., Incorporated           11.6831%          X            601,119         =             70,229
Belk's Department
  Store of
  Chesterfield, S.C.,
  Incorporated                  5.8697%          X            967,437         =             56,786
Parks-Belk Company of
  Clarksville,
  Tennessee                     3.6346%          X         10,855,465         =            394,553
Belk Department Store
  of Clinton, N.C.,
  Inc.                         10.4372%          X         11,043,990         =          1,152,683
Belk's Department
  Store of Conway,
  S.C., Incorporated            9.6875%          X          2,033,804         =            197,025

         1679



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Simpson Company
  of Corbin,
  Kentucky,
  Incorporated                 10.9524%          X          6,975,250         =            763,957
Belk of Miss., Inc.              .3672%          X         19,360,988         =             71,094
Belk of Cornelia, Ga.
  Inc.                         16.3484%          X          4,947,119         =            808,775
Belk of Covington,
  Ga., Inc.                    11.9048%          X          4,579,688         =            545,203
Belk of Dalton, Ga.,
  Inc.                          9.4967%          X          8,605,064         =            817,197
Belk of Danville,
  Va., Inc.                    18.2516%          X         16,469,104         =          3,005,875
Belk's Department
  Store of Eden,
  N.C., Inc.                    5.0048%          X          3,010,826         =            150,686
Belk Department Store
  of Edenton, N.C.,
  Inc.                          6.9884%          X          1,566,426         =            109,468
Belk Department Store
  of Elkin, N.C.,
  Inc.                         12.8289%          X          1,368,240         =            175,530
Belk Department Store
  of Forest City,
  N.C., Inc.                     .3823%          X          7,237,011         =             27,667
Belk's Department
  Store of Gaffney,
  South Carolina,
  Incorporated                  7.9583%          X          1,141,654         =             90,856
Matthews-Belk Company          15.0117%          X         35,816,031         =          5,376,595
Belk Department Store
  of Greenville,
  N.C., Inc.                    8.5493%          X         25,446,622         =          2,175,508
Belk-Simpson Company,
  Greenville, South
  Carolina                      7.4059%          X         43,580,286         =          3,227,512
Belk's Department
  Store of
  Hartsville, S.C.,
  Inc.                         11.9212%          X          3,783,866         =            451,082
Belk of Hartwell,
  Ga., Inc.                    15.1667%          X          1,270,811         =            192,740
Belk-Simpson Company
  of Hendersonville,
  N.C., Incorporated           17.2656%          X          9,384,434         =          1,620,279
Belk Department Store
  of Hickory, N.C.,
  Inc.                         22.8608%          X         26,225,818         =          5,995,432
Belk-Beck Co. of High
  Point, N.C., Inc.            24.8023%          X          6,270,761         =          1,555,293
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                          5.1760%          X         29,859,959         =          1,545,551
Belk of LaGrange,
  Ga., Inc.                    16.1591%          X         25,267,594         =          4,083,016

         1680



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Lancaster,
  S.C., Inc.                   17.7617%          X         13,686,538         =          2,430,962
Belk-Simpson Realty
  Company                      16.7000%          X            582,350         =             97,252
Belk's Department
  Store of Laurens,
  South Carolina,
  Incorporated                 18.7055%          X          4,498,438         =            841,455
Belk of
  Lawrenceville, Ga.,
  Inc.                         15.8155%          X          6,024,824         =            952,856
Belk's Department
  Store of Lenoir,
  North Carolina,
  Incorporated                 18.7872%          X          6,891,593         =          1,294,737
Belk Department Store
  of Lincolnton,
  N.C., Inc.                   13.5833%          X          7,914,848         =          1,075,098
Belk-Lindsey Stores,
  Inc.                          2.4114%          X         77,285,261         =          1,863,657
Belk Stores of
  Virginia, Inc.                 .0104%          X        129,824,509         =             13,502
Belk of Monroe, Ga.
  Inc.                         18.2361%          X          1,961,637         =            357,726
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                 29.2634%          X         16,996,814         =          4,973,846
Belk's Department
  Store of Mount
  Airy, North
  Carolina,
  Incorporated                  3.6471%          X          3,686,607         =            134,454
Belk's Department
  Store of New Bern,
  N.C., Incorporated           21.7060%          X          7,893,728         =          1,713,413
Belk of Newnan, Ga.,
  Inc.                         17.6439%          X          1,320,331         =            232,958
Hudson-Belk Company             9.8545           X         71,085,804         =          7,005,151
Belk Department Store
  of Reidsville,
  N.C., Inc.                   12.8705%          X          2,024,233         =            260,529
Belk of Lynchburg,
  Va. Inc.                      1.2195%          X          7,025,589         =             85,677
Belk's Department
  Store of
  Rockingham, N.C.,
  Incorporated                 10.4712%          X          2,851,585         =            298,595
Belk-Harry Company,
  Salisbury, N.C.              41.5960%          X          9,875,286         =          4,107,724
Belk Department Store
  of Shelby, N.C.,
  Inc.                         10.7402%          X         13,263,379         =          1,424,513
Belk Stores of
  Virginia, Inc.               59.4044%          X         92,754,090         =         55,100,011

         1681



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of South Boston,
  Va. Inc.                      1.5448%          X          3,958,842         =             61,156
Belk of Spartanburg,
  S.C., Inc.                     .2827%          X         10,010,262         =             28,299
Belk Realty of
  Stauton, Va., Inc.             .1372%          X          3,827,783         =              5,252
Tags Stores, LLC               12.9390%          X         15,118,749         =          1,956,215
Belk of Thomaston,
  Ga., Inc.                    10.0048%          X         30,309,289         =          3,032,384
Belk of Toccoa, Ga.
  Inc.                          9.4467%          X          4,349,985         =            410,930
Belk of Union, S.C.,
  Inc.                         44.5000%          X            901,776         =            401,290
Belk of Washington,
  Ga., Inc.                    16.5700%          X          1,274,815         =            211,237
Belk Department Store
  of Waynesville,
  N.C., Inc.                   17.2145%          X          6,879,640         =          1,184,296
Belk Department Store
  of Wilkesboro,
  N.C., Inc.                   13.6585%          X          3,451,898         =            471,477
Belk of Canton, Ga.,
  Inc.                         14.2340%          X          2,207,655         =            314,238
Belk Department Store
  of Winnsboro, S.C.,
  Incorporated                  3.1746%          X            845,995         =             26,857
Kitchin's of Alabama,
  Inc.                          7.4141%          X          3,095,005         =            229,467
Hudson's Department
  Store, Incorporated           8.0838%          X          1,306,752         =            105,635
Howard's Department
  Store of Columbia,
  S.C., Inc.                   19.7222%          X          3,010,794         =            593,795
Kitchin's of
  Enterprise, Ala,
  Inc.                          6.3559%          X            486,221         =             30,904
Kitchin's of
  Starkville,
  Mississippi, Inc.             6.0000%          X            845,194         =             50,712
Kitchin's of Troy,
  Alabama, Inc.                 5.6723%          X            747,359         =             42,392
                                                                                      ------------
Total                                                                                 $173,183,208
                                                                                      ============

Relative Operating Value of Company                                                   $ 88,947,105
Relative Operating Value of Other Companies Owned by Company                  +        173,183,208
                                                                                      ------------
Total Relative Value of Company                                               =       $262,130,313
                                                                                      ============

         1682

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         26.6148%          X       $262,130,313         =       $ 69,765,459
Belk Finance Company            1.9416%          X        262,130,313         =          5,089,522
Matthews-Belk Company            .2087%          X        262,130,313         =            547,066
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                   .2044%          X        262,130,313         =            535,794
Belk's Department
  Store, Morehead
  City, N.C., Inc.               .2044%          X        262,130,313         =            535,794
Belk-Harry Company,
  Salisbury, N.C.                .2044%          X        262,130,313         =            535,794
                                                                                      ------------

Total                                                                                 $ 77,009,430
                                                                                      ============
                                                                                      $262,130,313
                                                                              -         77,009,430
                                                                                      ------------
                                                                              =       $185,120,883
                                                                                      ============


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
        $185,120,883             /          $1,156,226,577            =              16.0108%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (16.0108%              X        59,998,834)         /         99,497.5           =          96.5480


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1683

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                                 FISCAL YEAR          NINE MONTHS
                                                              ENDED FEBRUARY 1,    ENDED NOVEMBER 1,
                                                                    1997                 1997
                                                              -----------------    -----------------
COMPANY HISTORICAL
  Earnings per share from continuing operations(1)..........      $   84.76            $    8.17
  Dividends(2)..............................................          10.00                10.00
  Book value per share(3)...................................         892.07               890.46
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96                 0.29
  Dividends(2)..............................................           0.26                 0.22
  Book value per share(5)...................................          12.52                12.65
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          92.69                27.55
  Dividends(2)..............................................          25.10                21.43
  Book value per share......................................       1,208.78             1,221.06


---------------

(1) Based on 140,888 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997 and the nine-month period ended November 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 140,888 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the periods presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying the New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1684

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical consolidated financial information of the Company presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997 are derived from the consolidated financial statements of the Company. The consolidated financial statements as of February 3, 1996 and February 1, 1997 and for each of the years in the three-year period ended February 1, 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such consolidated financial statements, and the report thereon, are included elsewhere in this Prospectus Supplement. The selected data presented below for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997 are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

                                                    FISCAL YEAR ENDED                                    NINE MONTHS ENDED
                         ------------------------------------------------------------------------   ---------------------------
                         FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 2,    NOVEMBER 1,
                             1993           1994           1995           1996           1997           1996           1997
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
SELECTED STATEMENT OF
  INCOME DATA:
Revenues...............  $181,705,912   $185,278,256   $194,420,976   $194,787,171   $196,795,296   $134,386,195   $141,684,068
Cost of goods sold.....   124,420,607    126,562,578    132,138,069    131,652,075    134,457,290     92,630,087     98,060,058
Depreciation and
  amortization.........     8,213,244      8,016,463      7,444,592      9,212,217      9,620,419      8,165,218      4,612,765
Income from continuing
  operations...........     4,240,293      4,319,885      6,816,668      5,608,241     11,941,237      2,683,336      1,151,550
Income (loss) from
  discontinued
  operations...........            --             --             --      1,298,344     37,857,535     (2,806,774)            --
Net income (loss)......     4,240,293      5,395,065      6,816,668      4,039,585     49,798,772       (123,438)     1,151,550
Net income (loss) per
  share(1).............         30.10          38.29          48.38          28.67         353.46          (0.88)          8.17
Dividends per share....          8.00           8.00           8.00          10.00          10.00          10.00          10.00
SELECTED BALANCE SHEET
  DATA:
Accounts receivable --
  net..................    32,230,771     30,690,117     30,163,752     29,801,982     34,759,335     31,684,599     33,739,030
Merchandise
  inventories..........    35,276,739     36,375,508     32,844,926     39,488,466     38,929,611     45,668,379     50,825,896
Working capital........    54,509,978     51,324,851     49,756,271    (54,277,903)    48,666,918   (121,034,173)    39,776,329
Total assets...........   185,721,206    181,628,282    177,138,130    277,257,166    283,269,358    367,340,225    293,997,507
Long-term debt.........    91,408,763     78,192,254     66,902,163     55,991,852     77,424,913     77,058,298     72,240,905
Short-term debt........            --      1,650,000             --    105,990,739      1,000,000    175,530,268      5,748,830
Capitalized lease
  obligations..........     7,302,257      7,015,468      6,716,608      6,405,170      6,080,621      6,163,017      5,828,277
Shareholders' equity...    63,966,454     68,695,916     74,517,602     77,205,413    125,681,609     75,722,660    125,455,250
Book value per
  share(2).............        454.02         487.59         528.91         547.99         892.07         537.47         890.46
Weighted average number
  of shares
  outstanding..........       140,888        140,888        140,888        140,888        140,888        140,888        140,888
SELECTED OPERATING
  DATA:
Number of stores at end
  of period............            11             12             12             12             11             11             10
Comparable store net
  revenue increases
  (decreases)..........           2.1%           4.0%           5.5%          (1.6%)          2.6%           1.7%          (0.6%)

---------------

(1) Based on the weighted average number of shares of Common Stock outstanding for each period presented.
(2) Based on the number of shares of Common Stock outstanding at the end of each period presented.

         1685

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the historical consolidated financial condition and results of operations of Belk Brothers Co. and Subsidiaries for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 which should be read in conjunction with the historical consolidated financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Acquisitions. During the fiscal year ended February 1, 1997, the Company purchased stock in affiliated companies from several major stockholders for $84.7 million. In November 1995, the Company purchased the stock of Ivey Properties, Inc., a real estate investment trust, for $83.0 million(the "Ivey Acquisition"). The largest holding of Ivey Properties, Inc. was a 50% interest in J.V. Properties, a joint venture that developed SouthPark Mall in Charlotte, North Carolina ("SouthPark").

     Discontinued Operations. In November 1996, the Company sold its investment in the company that owned a retail mall to an unrelated third party. Accordingly, the Company's continuing operations for the fiscal years ended February 1, 1997 and February 3, 1996 and the nine-month periods ended November 2, 1996 have been reclassified to report separately the operating results of the discontinued operations.

     Certain Components of Net Income. Revenues include sales from retail operations and leased departments. Cost of goods sold include cost of merchandise, buying and occupancy expense. Selling, general and administrative expense ("SG&A") includes payroll, advertising, credit and depreciation expense.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial data.

                                                      FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                           ---------------------------------------   -------------------------
                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                             1995(A)       1996(A)       1997(A)        1996          1997
                                           -----------   -----------   -----------   -----------   -----------
Revenues.................................     100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold.......................      68.0          67.6          68.3          68.9          69.2
Selling, general and administrative
  expenses...............................      25.9          26.7          25.0          26.9          25.9
Income from operations...................       6.1           5.8           6.7           4.2           4.9
Interest expense, net....................       1.9           1.6           1.5           1.4           2.3
Income taxes.............................       1.8           1.5           2.2           1.1           0.8
Income from continuing operations........       3.5           2.9           6.1           2.0           0.8
Discontinued operations..................       0.0           0.7          19.2          (2.1)          0.0
Net income...............................       3.5           2.1          25.3          (0.1)          0.8
Comparable stores revenues increase
  (decrease).............................       5.5          (1.6)          2.6           1.7          (0.6)
Number of stores
  Opened.................................         0             0             0             0             0
  Closed.................................         0             0             1             1             1
Total -- end of period...................        12            12            11            11            10

---------------

(a) The fiscal years ended February 1, 1997 and January 31, 1995 consisted of 52 weeks. The fiscal year ended February 3, 1996 consisted of 368 days.

         1686

COMPARISON OF NINE MONTHS ENDED NOVEMBER 1, 1997 AND NOVEMBER 2, 1996

     Revenues. The Company's revenues for the nine months ended November 1, 1997 increased 5.4%, or $7.3 million, over the same period in 1996 from $134.4 million to $141.7 million. The increase was attributable to an increase in revenues of $13.0 million at the Greensboro, North Carolina store at Friendly Shopping Center which opened in April, 1997, partially offset by a decrease in revenues of $6.7 million at stores in the same market. Comparable store revenues for the nine months ended November 1, 1997 decreased 0.6% from the nine months ended November 2, 1996.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased slightly from 68.9% for the nine months ended November 2, 1996 to 69.2% for the nine months ended November 1, 1997. Cost of merchandise increases were experienced due to higher markdowns associated with the relocation of the Greensboro Friendly store. Cost of goods sold increased 5.9%, or $5.4 million from $92.6 million for the nine months ended November 2, 1996 to $98.0 million for the nine months ended November 1, 1997 primarily due to increased revenues.

     Selling, General and Administrative Expenses. SG&A decreased from 26.9% of revenues for the nine months ended November 2, 1996 to 25.9% of revenues for the nine months ended November 1, 1997. The decrease was attributable primarily to decreases in payroll and depreciation as a percentage of revenues.

     Interest Expense, Net. Interest expense, net was 2.3% of revenues for the nine months ended November 1, 1997 as compared to 1.4% of revenues for the same period in 1996. The increase, which amounted to $1.4 million, was due to an increase in average borrowings outstanding of $16.4 million. The Company also made payments on Interest Rate Swap Agreements, which contributed to the increase in interest expense, net.

     Income from continuing operations. Income from continuing operations decreased $1.5 million from $2.7 million, or 2.0% of revenues for the nine months ended November 2, 1996, to $1.2 million, or 0.8% of revenues for the nine months ended November 1, 1997. This decrease is primarily attributable to a loss on investment of $1.4 million.

     Discontinued Operations. As a result of selling the company that owned SouthPark, the Company recognized an after-tax loss on discontinued operations of $2.8 million for the nine months ended November 2, 1996.

     Net Income (Loss). Net income increased $1.3 million to 0.8% of revenues for the nine months ended November 1, 1997 compared to (0.1%) of revenues for the nine months ended November 2, 1996. As discussed above, the net loss for the nine months ended November 2, 1996 included an after-tax loss on discontinued operations of $2.8 million. Net income for the nine months ended November 1, 1997 included an increase in income from operations of $1.3 million resulting from a decrease in SG&A of 1.0%, as a percentage of revenues. Net income for the nine months ended November 1, 1997 was also impacted by an increase in interest expense of $1.4 million, a loss on investment of $1.4 million, and equity in loss of unconsolidated entities, net of income taxes, of $0.7 million.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

     Revenues. The Company's revenues in fiscal year 1997 increased by 1.0%, or $2.0 million, over fiscal year 1996 from $194.8 million to $196.8 million. On a comparable store basis, revenues increased 2.6% compared to the first 52 weeks of fiscal year 1996. The increase was attributable to an increase in revenues at the Pineville, North Carolina store. These increases were partially offset by decreases experienced by the Greensboro, Carolina Circle Mall store which experienced a decrease in revenues as it discontinued the clearance center operation at that location.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased from 67.6% in fiscal year 1996 to 68.3% in fiscal year 1997. Cost of merchandise increases were experienced as a result of higher markdowns. Cost of goods sold increased 2.1%, or $2.8 million, from $131.7 million in fiscal year 1996 to $134.5 million in fiscal year 1997 primarily due to an increase in revenues.

         1687

     Selling, General and Administrative Expenses. SG&A decreased from 26.7% of revenues in fiscal year 1996 to 25.0% of revenues in fiscal year 1997. This decrease, which amounted to $2.7 million, was attributable primarily to decreases in payroll expense realized through efficiencies implemented in the retail department stores and depreciation expense.

     Interest Expense, Net. Interest expense, net was relatively constant at 1.6% of revenues in fiscal year 1996 and 1.5% of revenues in fiscal year 1997. Interest expense, net was $3.2 million for fiscal year 1996 as compared to $3.0 million for fiscal year 1997.

     Income Taxes. The effective income tax rate increased to 41.7% in fiscal year 1997 from 35.3% in fiscal year 1996. The income tax rate of 35.3% in fiscal year 1996 differs from the statutory federal income tax rate primarily due to permanent differences related to deferred compensation insurance, a tax benefit related to a prior year, and a correction of the value of deferred tax assets.

     Income from continuing operations. Income from continuing operations increased $6.3 million from $5.6 million, or 2.9% of revenues in fiscal year 1996, to $11.9 million, or 6.1% of revenues in fiscal year 1997. This increase is primarily attributable to an increase in equity in earnings of unconsolidated entities, net of tax, of $5.8 million due to the purchase of stock of six affiliated entities which are accounted for under the equity method. The largest contribution of equity earnings, which amounted to $2.0 million, was from the purchase of stock in Belk of Virginia, a holding company for 42 acquired Leggett stores.

     Discontinued Operations. The Company recognized a gain on the disposal of the company that owned J.V. Properties of $37.9 million in fiscal year 1997, which was composed of a $3.6 million after-tax loss on operations and a $41.5 million after-tax gain on disposal of assets. In fiscal year 1996, the after-tax income from J.V. Properties was $1.3 million.

     Net Income. Net income increased $45.8 million to 25.3% of revenues in fiscal year 1997 compared to 2.1% of revenues in fiscal year 1996. This increase was primarily attributable to the gain on disposal of discontinued operations discussed above. In addition, the Company recorded an increase of $5.8 million in equity in earnings of unconsolidated entities, net of income taxes.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 3, 1996 AND JANUARY 31, 1995

     Revenues. The Company's revenues in fiscal year 1996 increased by 0.2%, or $0.4 million, from $194.4 million in fiscal year 1995 to $194.8 million in fiscal year 1996. Adjusting for the additional days in fiscal year 1996, comparable store revenues decreased 1.6%. Very solid revenues increases were experienced by the Pineville, North Carolina store and the Mooresville Festival store. These increases were offset by decreases experienced by other stores in the consolidated group such as the Greensboro, Four Seasons Mall and the Charlotte, Eastland Mall stores which experienced substantial decreases in revenues.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 68.0% of revenues in fiscal year 1995 to 67.6% of revenues in fiscal year 1996. Cost of goods sold decreased 0.4%, or $0.4 million, from $132.1 million in fiscal year 1995 to $131.7 million in fiscal year 1996.

     Selling, General and Administrative Expenses. SG&A increased from 25.9% of revenues in fiscal year 1995 to 26.7% of revenues in fiscal year 1996. This increase, which amounted to $1.5 million, was attributable primarily to increases in payroll and credit expense. (Credit expense increased in part due to an increase in Belk proprietary credit card promotions and third party bank fees.) These increases were accompanied by a decrease in finance charge income.

     Interest Expense, Net. Interest expense, net decreased from 1.9% of revenues in fiscal year 1995 and to 1.6% of revenues in fiscal year 1996. Interest expense, net was $3.7 million for fiscal year 1995 as compared to $3.2 million for fiscal year 1996. This decrease was attributable to a decrease in average outstanding borrowings of $3.6 million.

     Income Taxes. The effective income tax rate decreased to 35.3% in fiscal year 1996 from 41.6% in fiscal year 1995. The income tax rate of 35.3% in fiscal year 1996 differs from the statutory federal income tax rate primarily due to permanent differences related to deferred compensation insurance, a tax benefit related to a prior year, and a correction of the value of deferred tax assets.

         1688

     Income from continuing operations. Income from continuing operations decreased $1.2 million from $6.8 million, or 3.5% of revenues in fiscal year 1995, to $5.6 million, or 2.9% of revenues in fiscal year 1996. This decrease is primarily attributable to an increase in SG&A of 0.8% as a percentage of revenues and a decrease in equity in earnings of unconsolidated entities, net of tax of $1.8 million.

     Net Income. Net income decreased $2.8 million to 2.1% of revenues in fiscal year 1996 compared to 3.5% of revenues in fiscal year 1995. This decrease was a result of a loan prepayment penalty of $2.9 million, net of income tax benefit, charged against income in fiscal year 1996 which was recognized as an extraordinary item in the Consolidated Statements of Income.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income, and net income. The highest revenue period for the Company is the fourth quarter which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest in anticipation of increased revenues during these months,.

     The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

                                                              1995   1996   1997
                                                              ----   ----   ----
First quarter...............................................  21.9%  21.3%  23.1%
Second quarter..............................................  21.3   22.0   21.4
Third quarter...............................................  23.8   24.0   23.8
Fourth quarter..............................................  33.0   32.7   31.7

     The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings and remodelings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash on hand, cash flow from operations, and borrowings under credit facilities.

     During the nine months ended November 1, 1997, net cash provided by operations was $1.2 million, compared to net cash used by operations of $4.0 million during the same period in 1996. This increase is primarily attributable to an increase in accounts payables and accrued expenses of $7.3 million.

     In fiscal year 1997, the Company had sufficient cash flows from operations and credit facilities to fund its working capital needs, capital expenditures, and equity purchases. Net cash provided by operations was $17.6 million, $6.0 million, and $17.9 million for the 1995, 1996, and 1997 fiscal years, respectively. The decrease in cash flow in fiscal year 1996 was primarily attributable to reduced net income and an additional investment in merchandise inventory for the Pineville, North Carolina store needed to support revenues growth. The increase in cash flow in fiscal year 1997 is primarily attributable to an increase in income from continuing operations and payables to affiliates, slightly offset by an increase in accounts receivable from customers.

     Investing activities included capital expenditures, primarily for new, relocated and remodeled stores; purchases and sales of equity investments; and the purchases and sales of property and equipment related to store openings and closings. The Company acquired the stock of Ivey Properties, Inc. in fiscal year 1996 for $83.0 million and acquired stock in affiliated companies, including Belk of Virginia, in fiscal year 1997 for $84.7 million.

     Capital expenditures, primarily for new and remodeled stores, amounted to $11.0 million in the first nine months of fiscal 1998 and $2.2 million in the comparable period in fiscal year 1997. Capital expenditures amounted to $3.7 million, $3.4 million, and $3.8 million for the 1995, 1996, and 1997 fiscal years, respectively. In fiscal year 1996, the Mooresville Festival store was expanded. In fiscal year 1997, the Greensboro Friendly store was relocated with an additional 98,000 square feet in its new locale. The Company operated 12, 12, and

         1689

11 department stores, respectively for the 1995, 1996, and 1997 fiscal years. Stores are strategically opened and closed to allow the Company to focus on its most productive and profitable markets.

     Financing activities included payments or additional borrowings on credit facilities. The Company's total indebtedness at November 1, 1997 was $83.8 million, comprised of $16.0 million of short-term borrowings and current installments of long-term debt and capital lease obligations, and $67.8 million of long-term debt and capital lease obligations. Of the $83.8 million of total indebtedness, $5.8 million represents capital lease obligations, $5.7 million was variable rate debt based on the secondary CD rate, $38.1 million is variable rate debt based on LIBOR, and $34.2 million was fixed-rate. The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its LIBOR based indebtedness.

IMPACT OF INFLATION

     While it is difficult to determine the precise effects of inflation, Management does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

                            BUSINESS OF THE COMPANY

     General. The Company owns, either directly or indirectly, (i) 100% of the capital stock of Belk Charlotte, Inc., a North Carolina corporation ("Belk Charlotte"), Belk Department Store of Greensboro, N.C., Inc., a North Carolina corporation ("Belk Greensboro"), Belk Brothers Properties, Inc., a North Carolina corporation ("Belk Brothers Properties") and Belk's Department Store of Rock Hill, S.C., Incorporated, a South Carolina corporation ("Belk Rock Hill"),
(ii) 56% of the common stock of Belk of Virginia, Inc., a Virginia corporation ("Belk Virginia"), (iii) approximately 33% of BSS, and (iv) a 100% interest in J.V. Properties, a North Carolina partnership ("J.V. Properties").

     Belk Charlotte operates six retail department stores in the following locations in North Carolina: Eastland Mall and SouthPark Mall in Charlotte; Carolina Mall in Concord; Mooresville Festival in Mooresville; Carolina Place Mall in Pineville; Signal Hill Mall in Statesville; and a Belk Express Store in downtown Charlotte. The department stores operated by Belk Charlotte generally operate in a manner consistent with the operations of the Belk Companies' retail department store business, except that the Belk Express store sells only a limited line of cosmetics and hosiery and does not carry the full lines of merchandise carried by traditional Belk stores. Specific competitors in Belk Charlotte's markets include Dillard, Sears, Hecht's and Penney. Belk Charlotte operates the Pennell group office in Charlotte, North Carolina. The Pennell group office provides buying, advertising, accounting, personnel and other services to the stores in the Pennell group area. Belk Charlotte also operates a distribution center in Charlotte, North Carolina, from which Belk Charlotte receives, marks and distributes goods to the stores in the Pennell group area. Belk Charlotte's stores are managed out of the Pennell group office in Charlotte, North Carolina.

     In addition, Belk Charlotte owns real property consisting of 1.94 acres that it leases to a Hollywood Video store in Charlotte, North Carolina. The lease agreement was signed in 1996 and has a term of 15 years. The lease agreement provides for initial annual payments of $123,000. Belk Charlotte also owns 100% of the common stock of Belk Rock Hill.

     Belk Greensboro operates two retail department stores in Four Seasons Towne Centre and Friendly Shopping Center in Greensboro, North Carolina. The department stores operated by Belk Greensboro generally operate in a manner consistent with the operations of the Belk Companies' retail department store business. Specific competitors in Belk Greensboro's market include Dillard, Sears, Hecht's and Penney. Belk Greensboro operates the Huffstetler group office which provides buying, advertising, accounting, personnel and other services to stores in the Huffstetler group area. In addition, Belk Greensboro operates a distribution center in Greensboro, North Carolina which provides receiving, marking and distribution services to stores in the Huffstetler group area. These stores are managed out of the Huffstetler group office in Greensboro, North Carolina.

         1690

     Belk Greensboro owns real property consisting of 15.4 acres at the Carolina Circle Mall in Greensboro, North Carolina. Belk Greensboro formerly operated a retail department store in that location; however, the store was closed in 1997. A portion of the property at Carolina Circle Mall is currently being leased to the United States Postal Service for the operation of a mail sorting facility. The lease was signed in 1994 and has a term of 10 years. The lease provides for annual payments of $191,400. The Huffstetler group office also operates in a portion of the former Carolina Circle store building.

     Belk Brothers Properties does not operate any department stores. Belk Brothers Properties owns (i) the building in Charlotte, North Carolina in which BSS' offices are located, (ii) a number of parking lots located in Charlotte, North Carolina and (iii) a 99% partnership interest in J.V. Properties. The lease agreement with BSS for its offices was signed in 1992 and expires in 2013. The lease agreement provides for monthly payments of $348,576.

     Belk Rock Hill operates one retail department store at the Rock Hill Galleria in Rock Hill, South Carolina. The department store operated by Belk Rock Hill generally operates in a manner consistent with the operations of the Belk Companies' retail department store business. Specific competitors within Belk Rock Hill's market include Wal-Mart, Penney and Sears. Belk Rock Hill also has a 25% limited partnership interest in the Rock Hill Zamias Limited Partnership which was formed for the purpose of developing the Galleria in Rock Hill. The store is managed out of the Pennell group office in Charlotte, North Carolina.

     J.V. Properties holds stock in other Belk Companies and Surviving Belk Subsidiaries. J.V. Properties owns stock in the following corporations:

                                                              PERCENTAGE OF
                                                              COMMON STOCK
CORPORATION                                                       OWNED
-----------                                                   -------------
Belk Brothers of Monroe, N.C., Incorporated.................     29.2634%
Belk of Union, S.C., Inc....................................     44.5000
Matthews-Belk Company.......................................     15.0117
Belk-Harry Company-Salisbury, N.C...........................     41.5960
Hudson-Belk Company.........................................      9.8545
Belk's Department Store of Rockingham, N.C., Incorporated...     10.4712
Belk's Department Store of Albemarle, N.C., Incorporated....     49.4697
Gallant-Belk Company........................................      2.5109
Belk Department Store of Lincolnton, N.C., Inc..............     13.5833
Belk-Beck Company of Burlington, N.C., Inc..................     32.2959
Belk Department Store of Hickory, N.C., Inc.................     22.8608
Belk-Beck Co. of High Point, N.C., Inc......................     24.8023
Belk Department Store of Reidsville, N.C., Inc..............     12.8705
Belk Department Store of Clinton, N.C., Inc.................     10.4372
Belk Department Store of Charleston, S.C., Inc..............      2.2824
Belk's Department Store of Mount Airy, N.C., Incorporated...      3.6471
Belk Department Store of Wilkesboro, N.C., Inc..............     13.6585
Belk's Department Store of Lenoir, N.C., Incorporated.......     18.7872
Belk's Department Store of Winnsboro, S.C., Incorporated....      3.1746
Belk's Department Store of Lancaster, S.C., Inc.............     17.7617
Belk-Simpson Company, Greenville, S.C.......................      2.6877
Belk's Department Store of Asheville, N.C., Incorporated....     11.9829
Belk's Department Store of Gaffney, S.C., Incorporated......      7.9582
Belk-Matthews Company.......................................     18.2642
Belk of Hartwell, Ga., Inc..................................     15.1667
Belk Department Store of Shelby, N.C., Inc..................     10.7402
Belk's Department Store of New Bern, N.C., Incorporated.....     21.7060
Belk's Department Store of Laurens, S.C., Incorporated......     18.7055
Belk of Monroe, Ga., Inc....................................     18.2361

         1691

                                                              PERCENTAGE OF
                                                              COMMON STOCK
CORPORATION                                                       OWNED
-----------                                                   -------------
Belk of Canton, Ga., Inc....................................     14.2340
Belk of LaGrange, Ga., Inc..................................     16.1591
Belk-Simpson Company of Corbin, Ky., Incorporated...........     10.9524
Belk's Department Store of Conway, S.C., Incorporated.......      9.6875
Belk's Department Store of Camden, S.C., Incorporated.......     11.4193
Belk of Spartanburg, S.C., Inc..............................       .2827
Belk Department Store of Forest City, N.C., Inc.............       .3829
Belk's Department Store of Hartsville, S.C., Incorporated...     11.9212
Belk-Matthews Company of Cherryville, N.C., Incorporated....     11.6831
Hudson's Department Store, Incorporated.....................      8.0838
Belk's Department Store of Chesterfield, S.C.,
  Incorporated..............................................      5.8697
Belk of Toccoa, Ga., Inc....................................      9.4467
Belk Department Store of Ahoskie, N.C., Inc.................     23.6576
Belk Department Store of Elkin, N.C., Inc...................     12.8289
Belk Department Store of Greenville, N.C., Inc..............      8.5495
Belk Department Store of Waynesville, N.C., Inc.............     17.8145
Howard's Department Store of Columbia, S.C., Inc............     19.7222
Belk-Simpson Company of Hendersonville, N.C.,
  Incorporated..............................................     17.2656
Belk of Cornelia, Ga., Inc..................................     16.3484
Belk of Newnan, Ga., Inc....................................     17.6439
Belk of Washington, Ga., Inc................................     16.5700
Belk of Dalton, Ga., Inc....................................      9.4967
Belk Department Store of Eden, N.C., Inc....................      5.0048
Belk-Simpson Company, Incorporated of Beaufort, S.C.........     16.3492
Belk of Lawrenceville, Ga., Inc.............................     15.9155
Belk of Covington, Ga., Inc.................................     11.9048
Belk of Miss., Inc..........................................       .3672
Belk's Department Store, Incorporated of Aiken, S.C.........     16.4444
Belk Department Store of Edenton, N.C., Inc.................      6.9884
Belk-Simpson Realty Company.................................     16.7000
Belk Enterprises Inc........................................      9.0466
Belk's Department Store of Jacksonville, N.C., Inc..........      5.1760
Parks-Belk Company of Clarksville, Tenn.....................      3.7774
Belk of Thomaston, Ga., Inc.................................     10.0048
Belk-Lindsey Stores, Inc....................................      2.4114
Belk's Department Store of Cartersville, Ga.,
  Incorporated..............................................      4.7529
Kitchin's of Alabama, Inc...................................      7.4141
Kitchin's of Troy, Alabama, Inc.............................      5.6723
Kitchin's of Starkville, Miss., Inc.........................      6.0000
Kitchin's of Enterprise, Ala., Inc..........................      6.3559
Belk of Virginia, Inc.......................................      8.2978
Belk of Danville, Va., Inc..................................     18.2516
Belk of South Boston, Va., Inc..............................      1.5648
Belk of Lynchburg, Va., Inc.................................      1.2195
Belk Realty of Staunton, Va., Inc...........................       .1372
Belk Stores of Virginia, Inc................................       .0104

         1692

     Belk of Virginia owns stock in the following corporations:

                                                              PERCENTAGE OF
                                                              COMMON STOCK
CORPORATION                                                       OWNED
-----------                                                   -------------
Belk of South Boston, Va., Inc..............................       89.5%
Belk of Lynchburg, Va., Inc.................................       93.9
Belk Outlet Center, Lynchburg, Va...........................       94.2
Belk of Roanoke, Va.........................................       94.6
Belk Realty of Radford, Va..................................       95.9
Belk Realty of Staunton, Va.................................       96.4
Belk of Lawrenceville, Va., Inc.............................       90.6
Belk Stores of Virginia, Inc................................       92.2

     BSS provides various administrative services to the Belk Companies. The services provided include: accounts payable and payroll services, merchandise buying, sales promotion, real estate management, store planning, employee benefits, training, loss prevention, management information services and legal, tax and accounting services.

     Facilities. Belk Charlotte operates six retail department stores, of which one is leased under a long-term lease and five are owned by the Company. The store lease has a termination date of 2001. The floor area of the leased building is 101,000 square feet. The owned stores range in size from 56,000 to 284,000 square feet. The Company believes its facilities are adequate to meet its current needs. Belk Charlotte also operates a Belk Express Store which contains 2,000 square feet of floor area. The Belk Express facility is leased under a lease expiring in 1999. The Company has no lease renewal options remaining; however, the Company believes that renewal options at market rates will be available.

     Belk Greensboro leases both of its store buildings. The leases have termination dates of 2007 and 2010. The floor area of the leased buildings is 140,000 and 220,000 square feet. The Company believes these facilities are adequate to meet its current needs.

     Belk Rock Hill leases its store building, which contains approximately 89,000 square feet of floor area. The current term of the lease expires in 2011. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's markets include Penney, Dillard, Hecht's, Sears and Wal-Mart.

     Legal Proceedings. Neither the Company nor any of its subsidiaries is currently a party to any material litigation, nor are they currently aware of any pending or threatened litigation that could have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole.

         1693

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................   65,479.00         46.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(f).................................................   51,308.25         36.4%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(f).................................................   51,308.25         36.4%
John R. Belk (Director and Executive Officer) (b)(d)(f).....   51,306.25         36.4%
Sarah Belk Gambrell (e).....................................   16,422.00         11.7%
David Belk Cannon (Director) (h)............................   10,260.00          7.3%
James K. Glenn, Jr. (Director) (g)..........................    9,186.00          6.5%
Leroy Robinson (Director) (b)(d)............................    7,515.00          5.3%
Katherine McKay Belk (b)(d).................................    9,378.00          6.7%
Katherine Belk Morris (b)(d)................................    9,864.25          7.0%
Belk Enterprises, Inc.......................................      37,497         26.6%
James K. Glenn, Jr., Trustee under will of Daisy Belk
  Mattox....................................................       7,526          5.3%
NationsBank, N.A. (i)(j)....................................       8,583          6.1%
All Directors and Executive Officers as a group (7
  persons)..................................................  101,591.75         72.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. and James K. Glenn, Trustee under will of Daisy Belk Mattox, -- P.O. Box 2736, Winston-Salem, N.C. 27102; Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; NationsBank, N.A. -- Sara McDonnell (NC1-002-07-13), Charlotte, N.C. 28255.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 2,058 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.


(b) Includes 4,567 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Represented by 154.5 shares of Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, Trustee, is John M. Belk's wife.

(d) Includes 2,948 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         1694


(e) Includes 6,342 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 37,497 shares held by Belk Enterprises, Inc., 288 shares held by Belk Brothers of Monroe, North Carolina, Incorporated., 288 shares held by Belk-Harry Company, 288 shares held by Belk's Department Store of Morehead City, N.C., Inc., 2,735.5 shares held by Belk Finance Company and 294 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(g) Includes 7,526 shares held by James K. Glenn, Jr., Trustee under will of Daisy Belk Mattox, 310 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al and 621 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel, and 621 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara
     S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(h) Includes 2,412 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(i) Includes 614 shares held by NationsBank as Trustee for the Robert L. Doughton II Revocable Trust dated 3/25/97, 2,008 shares held by Sara Dew Misner and North Carolina National Bank, Co-Trustees for Daisy Doughton Lange U/A dated November 5, 1965, 94 shares held by North Carolina National Bank, successor trustee U/W J. Norton Doughton for Virginia D.P. Doughton, 340 shares held by North Carolina National Bank and John L. Green, Jr., Co-Trustees U/A Mike Belk Hudson dated 8/18/65 -- Mike Belk Hudson, Grantor, 340 shares held by Amos J. Cummings, John L. Green, Jr. and North Carolina National Bank, Co-Trustees U/A 8/18/65 -- Mike Belk Hudson, Grantor, 2,403 shares held by J. L. Green, Jr. and N.C. National Bank, Trustees U/A 7/9/65 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investing power with respect to such shares.

(j) Includes 2,784 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.

         1695

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP, Independent Auditors.......   F-2

Consolidated Balance Sheets.................................   F-3

Consolidated Statements of Operations.......................   F-4

Consolidated Statements of Shareholders' Equity.............   F-5

Consolidated Statements of Cash Flows.......................   F-6

Notes to Consolidated Financial Statements..................   F-7

         1696

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Belk Brothers Co., and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Belk Brothers Co., and Subsidiaries as of February 3, 1996 and February 1, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended February 1, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk Brothers Co., and Subsidiaries at February 3, 1996 and February 1, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Charlotte, North Carolina
April 25, 1997

         1697

                      BELK BROTHERS CO., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                           1996           1997           1997
                                                       ------------   ------------   ------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents..........................  $  6,584,769   $ 14,783,850   $  3,209,435
  Accounts receivable, net...........................    29,801,982     34,759,335     33,739,030
  Merchandise inventory..............................    39,488,466     38,929,611     50,825,896
  Receivables from affiliates........................     1,598,173      2,715,623      7,327,507
  Prepaid income taxes...............................         3,992      1,284,091      4,498,445
  Deferred income taxes..............................     1,050,915        801,597        801,597
  Prepaid expenses and other current assets..........     2,726,350      2,072,457      1,419,849
                                                       ------------   ------------   ------------
Total current assets.................................    81,254,647     95,346,564    101,821,759
Deferred income taxes................................       101,912             --             --
Investments..........................................     1,973,818     63,890,467     62,587,502
Investments in unconsolidated entities...............     3,598,369     39,838,916     38,848,805
Property and equipment, net..........................   175,808,595     82,509,925     88,832,950
Intangible assets, net...............................    10,386,174             --             --
Other assets.........................................     4,133,651      1,683,486      1,906,491
                                                       ------------   ------------   ------------
Total assets.........................................  $277,257,166   $283,269,358   $293,997,507
                                                       ============   ============   ============

                      LIABILITIES, DEFERRED INCOME AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable...................................  $ 12,365,388   $ 12,726,612   $ 20,046,473
  Accrued expenses...................................     4,988,672      5,228,711      5,226,607
  Payables to affiliates.............................     7,958,567     17,460,521     20,715,883
  Accrued income taxes...............................       272,768             --             --
  Lines of credit and notes payable..................   105,990,739      1,000,000      5,748,830
  Current installments of long-term debt and capital
     lease obligations...............................     3,956,416     10,263,802     10,307,637
                                                       ------------   ------------   ------------
Total current liabilities............................   135,532,550     46,679,646     62,045,430
Deferred income taxes................................            --     31,826,969     32,772,620
Long-term debt and capital lease obligations,
  excluding current installments.....................    58,440,606     73,241,732     67,761,545
Other liabilities....................................     3,202,667      3,274,405      3,532,665
                                                       ------------   ------------   ------------
Total liabilities....................................   197,175,823    155,022,752    166,112,260
                                                       ------------   ------------   ------------
Deferred income......................................     2,875,930      2,564,997      2,429,997
                                                       ------------   ------------   ------------
Shareholders' equity:
  Common stock, $100 par value; authorized, issued
     and outstanding 140,888 shares..................    14,088,800     14,088,800     14,088,800
  Retained earnings..................................    62,927,385    111,317,277    111,059,947
  Net unrealized gains on investments................       189,228        275,532        306,503
                                                       ------------   ------------   ------------
Total shareholders' equity...........................    77,205,413    125,681,609    125,455,250
                                                       ------------   ------------   ------------
Total liabilities, deferred income and shareholders'
  equity.............................................  $277,257,166   $283,269,358   $293,997,507
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

         1698

                      BELK BROTHERS CO., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       YEAR ENDED                        NINE MONTHS ENDED
                                       ------------------------------------------   ---------------------------
                                       JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 2,    NOVEMBER 1,
                                           1995           1996           1997           1996           1997
                                       ------------   ------------   ------------   ------------   ------------
                                                                                    (UNAUDITED)    (UNAUDITED)
Revenues.............................  $194,420,976   $194,787,171   $196,795,296   $134,386,195   $141,684,068
Cost of goods sold (including
  occupancy and buying expenses).....   132,138,069    131,652,075    134,457,290     92,630,087     98,060,058
Selling, general and administrative
  expenses...........................    50,381,691     51,927,826     49,186,729     36,131,273     36,752,081
                                       ------------   ------------   ------------   ------------   ------------
Income from operations...............    11,901,216     11,207,270     13,151,277      5,624,835      6,871,929
Interest expense, net................    (3,683,139)    (3,168,570)    (3,008,501)    (1,917,300)    (3,292,483)
Rental operations with affiliate,
  net................................      (103,549)       (83,367)       (44,710)       (41,103)         5,992
Loss on investment...................            --             --             --             --     (1,350,442)
Other income, net....................       144,954        385,827         50,811        276,582        757,890
                                       ------------   ------------   ------------   ------------   ------------
Income from continuing operations
  before income taxes and equity in
  earnings of unconsolidated
  entities...........................     8,259,482      8,341,160     10,148,877      3,943,014      2,992,886
Income taxes.........................     3,434,887      2,941,953      4,233,752      1,537,000      1,167,000
                                       ------------   ------------   ------------   ------------   ------------
Income from continuing operations
  before equity in earnings of
  unconsolidated entities............     4,824,595      5,399,207      5,915,125      2,406,014      1,825,886
Equity in earnings (loss) of
  unconsolidated entities, net of
  income taxes.......................     1,992,073        209,034      6,026,112        277,322       (674,336)
                                       ------------   ------------   ------------   ------------   ------------
Income from continuing operations....     6,816,668      5,608,241     11,941,237      2,683,336      1,151,550
Discontinued operations:
  Income (loss) from rental
    operations disposed of, net of
    income tax benefit (expense) of
    $(834,000) in 1996 and $2,308,000
    in 1997..........................            --      1,298,344     (3,608,986)    (2,806,774)            --
  Gain on disposal of rental
    operations, net of income taxes
    of $29,897,000...................            --             --     41,466,521             --             --
                                       ------------   ------------   ------------   ------------   ------------
Income (loss) before extraordinary
  item...............................     6,816,668      6,906,585     49,798,772       (123,438)     1,151,550
Extraordinary item -- loan prepayment
  penalty, net of income tax benefit
  of $1,833,000......................            --     (2,867,000)            --             --             --
                                       ------------   ------------   ------------   ------------   ------------
Net income (loss)....................  $  6,816,668   $  4,039,585   $ 49,798,772   $   (123,438)  $  1,151,550
                                       ============   ============   ============   ============   ============
Earnings (loss) per share:
Income from continuing operations
  before extraordinary items.........  $      48.38   $      39.81   $      84.76   $      19.04   $       8.17
Discontinued operations..............            --           9.21         268.70         (19.92)            --
Extraordinary items..................            --         (20.35)            --             --             --
                                       ------------   ------------   ------------   ------------   ------------
Net income (loss)....................  $      48.38   $      28.67   $     353.46   $      (0.88)  $       8.17
                                       ============   ============   ============   ============   ============
Weighted average shares..............       140,088        140,088        140,088        140,088        140,088
                                       ============   ============   ============   ============   ============

            See accompanying notes to combined financial statements.

         1699

                      BELK BROTHERS CO., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                               NET
                                                                           UNREALIZED
                                                COMMON        RETAINED      GAINS ON
                                                 STOCK        EARNINGS     INVESTMENTS      TOTAL
                                              -----------   ------------   -----------   ------------
Balance at February 1, 1994.................  $14,088,800   $ 54,607,116    $     --     $ 68,695,916
Unrealized gains on investments, net of
  income taxes..............................           --             --     132,122          132,122
Cash dividends..............................           --     (1,127,104)         --       (1,127,104)
Net income..................................           --      6,816,668          --        6,816,668
                                              -----------   ------------    --------     ------------
Balance at January 31, 1995.................   14,088,800     60,296,680     132,122       74,517,602
Unrealized gains on investments, net of
  income taxes..............................           --             --      57,106           57,106
Cash dividends..............................           --     (1,408,880)         --       (1,408,880)
Net income..................................           --      4,039,585          --        4,039,585
                                              -----------   ------------    --------     ------------
Balance at February 3, 1996.................   14,088,800     62,927,385     189,228       77,205,413
Unrealized gains on investments, net of
  income taxes..............................           --             --      86,304           86,304
Cash dividends..............................           --     (1,408,880)         --       (1,408,880)
Net income..................................           --     49,798,772          --       49,798,772
                                              -----------   ------------    --------     ------------
Balance at February 1, 1997.................   14,088,800    111,317,277     275,532      125,681,609
Unrealized gains on investments, net of
  income taxes (Unaudited)..................           --             --      30,971           30,971
Cash dividends (Unaudited)..................           --     (1,408,880)         --       (1,408,880)
Net income (Unaudited)......................           --      1,151,550          --        1,151,550
                                              -----------   ------------    --------     ------------
Balance at November 1, 1997.................  $14,088,800   $111,059,947    $306,503     $125,455,250
                                              ===========   ============    ========     ============

            See accompanying notes to combined financial statements.

         1700

                      BELK BROTHERS CO., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED                        NINE MONTHS ENDED
                                                  -----------------------------------------   ---------------------------
                                                  JANUARY 31,   FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 2,    NOVEMBER 1,
                                                     1995           1996           1997           1996           1997
                                                  -----------   ------------   ------------   ------------   ------------
                                                                                              (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................  $ 6,816,668   $  4,039,585   $ 49,798,772   $   (123,438)  $  1,151,550
Adjustments to reconcile net income (loss) to
  net cash provided (used) by operating
  activities:
  Deferred income taxes.........................     (765,575)      (855,495)     2,534,989        501,955        925,892
  Deferred income...............................      100,215        329,135       (180,000)      (147,595)      (135,000)
  Depreciation and amortization.................    7,444,592      9,212,217      9,620,419      8,165,218      4,612,765
  Write-off of long-term debt premium...........           --       (697,306)            --             --             --
  Loss (gain) on disposal of rental operations,
    net.........................................           --             --    (41,466,521)            --             --
  Loss (gain) on sale of property and
    equipment...................................       (8,830)        89,693        103,044         87,179         31,694
  Gain on sale of investments...................       20,095        (79,142)        (7,230)            --          2,265
  Loss (gain) on investment.....................           --             --             --             --      1,350,442
  Equity in loss (earnings) of unconsolidated
    entities....................................   (1,992,073)    (1,414,762)    (6,026,112)      (277,322)       674,336
  (Increase) decrease in:
    Accounts receivable, net....................      526,365        513,299     (5,280,783)    (1,882,617)     1,020,305
    Merchandise inventory.......................    3,530,582     (3,211,054)       558,855     (7,001,944)   (11,896,285)
    Receivables from affiliates.................   (1,431,600)     1,400,537     (1,117,450)    (1,755,564)    (4,611,884)
    Prepaid income taxes........................                          --     (1,589,335)    (3,733,583)    (3,214,354)
    Prepaid expenses............................      (22,948)    (1,595,645)        90,861         47,486        429,603
  Increase (decrease) in:
    Accounts payable and accrued expenses.......       77,324     (1,664,550)     1,544,948      2,565,153      7,317,757
    Payables to affiliates......................    3,853,317        703,970      9,501,954       (156,308)     3,255,362
    Accrued income taxes........................     (900,557)    (1,489,905)      (272,768)      (272,768)            --
    Other liabilities...........................      310,997        803,686         71,738         35,539        258,260
                                                  -----------   ------------   ------------   ------------   ------------
Net cash provided (used) by operating
  activities....................................   17,558,572      6,084,263     17,885,381     (3,948,609)     1,172,708
                                                  -----------   ------------   ------------   ------------   ------------
Cash flows from investing activities:
  Distributions received from real estate
    partnership.................................           --             --      3,375,000        875,000             --
  Purchase of the net assets of Ivey Properties,
    Inc., net of cash acquired..................           --    (82,953,737)            --             --             --
  Purchases of property and equipment...........   (3,708,715)    (3,355,368)    (3,790,511)    (2,235,263)   (10,968,728)
  Proceeds from sale of note receivable.........           --             --      1,097,974      1,097,974             --
  Proceeds from sale of property and
    equipment...................................      389,979          2,378      3,406,448      4,400,000          1,244
  Proceeds from sale of investments.............      116,138        165,973          7,230             --            988
  Other changes in investments..................    2,095,384      1,048,479     (1,856,872)       117,528        315,775
  Purchase of stock in affiliated companies.....           --             --    (84,718,899)   (84,718,349)            --
                                                  -----------   ------------   ------------   ------------   ------------
Net cash used by investing activities...........   (1,107,214)   (85,092,275)   (82,479,630)   (80,463,110)   (10,650,721)
                                                  -----------   ------------   ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from notes payable...................  $        --   $104,840,739   $ 92,500,000   $ 59,897,500   $         --
  Payments on notes payable.....................   (1,650,000)            --    (30,022,739)            --       (330,115)
  Net proceeds from (payments on) lines of
    credit                                                 --      1,150,000       (150,000)     3,350,000      4,748,830
  Proceeds from issuance of long-term debt                 --             --     45,303,000     45,303,000             --
  Principal payments on long-term debt and
    capital lease obligations...................  (11,588,951)   (28,991,126)   (33,428,051)   (24,478,707)    (5,106,237)
  Dividends paid................................   (1,127,104)    (1,408,880)    (1,408,880)    (1,408,880)    (1,408,880)
                                                  -----------   ------------   ------------   ------------   ------------
Net cash provided (used) by financing
  activities....................................  (14,366,055)    75,590,733     72,793,330     82,662,913     (2,096,402)
                                                  -----------   ------------   ------------   ------------   ------------
Net increase (decrease) in cash and cash
  equivalents...................................    2,085,303     (3,417,279)     8,199,081     (1,748,806)   (11,574,415)
Cash and cash equivalents at beginning of
  period........................................    7,916,745     10,002,048      6,584,769      6,584,769     14,783,850
                                                  -----------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of period......  $10,002,048   $  6,584,769   $ 14,783,850   $  4,835,963   $  3,209,435
                                                  ===========   ============   ============   ============   ============
Supplemental disclosures of cash flow
  information:
  Interest paid.................................  $ 7,275,723   $  7,802,563   $ 15,645,505   $  8,082,461   $  6,480,253
  Income taxes paid                                 5,723,802      5,109,818      3,056,367      2,867,267      2,573,387
Supplemental information regarding noncash
  investing and financing activities:
  Decrease in assets and liabilities due to sale
    of rental operations........................  $        --   $         --   $167,318,000   $         --   $         --
  Increase in investments and notes payable.....  $        --   $         --      9,233,563      6,292,029   $         --

            See accompanying notes to combined financial statements.

         1701

                      BELK BROTHERS CO., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS

     The consolidated financial statements include the accounts of Belk Brothers Company and its wholly owned subsidiaries (hereafter referred to as the "Company"). The wholly owned subsidiaries are:

         Belk Charlotte, Inc.
         Belk Department Store of Greensboro, N.C., Inc.
         Belk Brothers Properties, Inc.
         Belk Department Store of Rock Hill, S.C., Incorporated
         J.V. Properties

     The Company operates retail department stores in North and South Carolina.

FISCAL YEAR

     Starting fiscal year 1996, the Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1996 and 1997 ended on February 3, 1996 and February 1, 1997, and included 368 and 365 days, respectively. Fiscal year 1995 ended on Tuesday, January 31, 1995 and included 364 days.

INTERIM FINANCIAL STATEMENTS

     The consolidated financial statements as of and for the periods ended November 2, 1996 and November 1, 1997 are unaudited and are presented pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments (which are of normal recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations for a full fiscal year.

REVENUES

     Revenues include sales from retail operations and leased departments, net of returns. Revenues from leased departments amounted to approximately, $9,670,000, $10,343,000 and $11,746,000 in fiscal years 1995, 1996 and 1997, respectively.

COST OF GOODS SOLD

     Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

FINANCE CHARGES

     Selling, general and administrative expenses in the consolidated statements of operations are reduced by finance charge revenue arising from customer accounts receivable. Finance charge revenue amounted to approximately $3,752,000, $3,416,000 and $3,641,000 in fiscal years 1995, 1996 and 1997, respectively.

         1702
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY AND EQUIPMENT, NET

     Property and equipment owned by the Company are stated at cost less accumulated depreciation. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

     Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PRE-OPENING COSTS

     Store pre-opening costs are expensed as incurred.

CASH EQUIVALENTS

     Cash equivalents include liquid investments with an original maturity of 90 days or less.

ADVERTISING

     Advertising costs are expensed as incurred and amounted to $5,779,918, $5,917,825 and $5,969,263 in fiscal years 1995, 1996 and 1997, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes various derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense. The fair values of the swap agreements are not recognized in the combined financial statements.

(2) ACCOUNTS RECEIVABLE, NET

     Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

     The Company provides an allowance for doubtful accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns, and management judgment.

         1703
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Accounts receivable, net consists of:

                                                  FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                     1996          1997          1997
                                                  -----------   -----------   -----------
                                                                              (UNAUDITED)
Customer receivables............................  $28,907,850   $33,016,231   $33,611,063
Other...........................................    1,351,118     2,284,880       773,827
Less allowance for doubtful accounts............     (456,986)     (541,776)     (645,860)
                                                  -----------   -----------   -----------
Accounts receivable, net........................  $29,801,982   $34,759,335   $33,739,030
                                                  ===========   ===========   ===========

     Change in allowance for doubtful accounts are as follows:

                                            FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                 ---------------------------------------   -------------------------
                                 JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                    1995          1996          1997          1996          1997
                                 -----------   -----------   -----------   -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
Balance, beginning of period...   $ 419,221     $ 439,121     $ 456,986     $ 456,986     $ 541,776
Charged to expense.............     488,629       504,762       740,853       448,208       882,713
Net uncollectible balances
  written off..................    (468,729)     (486,897)     (656,063)     (448,208)     (778,629)
                                  ---------     ---------     ---------     ---------     ---------
Balance, end of period.........   $ 439,121     $ 456,986     $ 541,776     $ 456,986     $ 645,860
                                  =========     =========     =========     =========     =========

(3) INVESTMENTS IN UNCONSOLIDATED ENTITIES

     The Company's investments in the following unconsolidated entities include the unamortized excess of the Company's investment over its equity in the investments' net assets, if applicable. The excess was $1,865,709, at February 1, 1997, and is being amortized on a straight-line basis over a period of 15 years.

     The investments in unconsolidated entities and percentage owned are:

Belk Department Store of Ahoskie, N.C., Inc.................  23.7%
Belk's Department Store of Albemarle, North Carolina,
  Incorporated..............................................  43.5
Belk-Beck Company of Burlington, North Carolina, Inc........  32.2
Belk Department Store of Hickory, N.C., Inc.................  22.9
Belk-Beck Co. of High Point, N.C., Incorporated.............  24.8
Belk Brothers of Monroe, North Carolina, Incorporated.......  29.3
Belk's Department Store of New Bern, N.C., Incorporated.....  21.7
Belk-Harry Company, Salisbury, N.C..........................  41.6
Belk's Department Store of Union, S.C., Incorporated........  44.5
Belk Stores Services, Inc. (BSS)............................  33.5
Carolina Place Associates Partnership (CPA).................  25.0
JV Properties (February through November, 1995-see Note
  13).......................................................  50.0
Belk of Virginia, Inc.......................................  59.4

         1704
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Condensed combined financial information of the unconsolidated entities is as follows:

                                                                YEAR ENDED
                                                 ----------------------------------------
                                                 JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                    1995          1996           1997
                                                 -----------   -----------   ------------
Current assets.................................  $14,736,826   $31,308,191   $167,857,312
Noncurrent assets..............................   24,087,106    18,387,934    106,395,866
Current liabilities............................    4,772,531    31,768,701    161,359,126
Noncurrent liabilities.........................   19,847,956    17,991,550     48,733,730
Shareholders' equity...........................   14,203,445       (64,126)    64,160,322
Revenues.......................................   41,461,229    27,461,938    210,329,184
Net income.....................................    6,706,442     3,050,213      7,430,373

     During the year ended February 1, 1997, the Company acquired a 59.4% interest in Belk of Virginia, Inc., (Virginia). Virginia was formed to acquire a controlling interest in retail companies headquartered in Virginia. The Company's control of Virginia is considered temporary and accordingly, the investment has been accounted for on the equity method.

     Equity in earnings of unconsolidated entities for the year ended February 1, 1997 includes $3,072,000, net of income tax expense of $1,973,000, for the Company's portion of the gain recognized by CPA partnership for the sale of its investment in Carolina Place Joint Venture, a retail mall joint venture.

(4) INVESTMENTS

     The Company classifies all equity securities with a readily determinable market value as securities available-for-sale with unrealized gains and losses, net of income taxes, reported as a component of shareholders' equity.

     Details of the equity investments in available-for-sale securities are as follows:

                                                       FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                          1996          1997          1997
                                                       -----------   -----------   -----------
                                                                                   (UNAUDITED)
Cost.................................................   $  2,603      $  2,603      $  2,603
Gross unrealized gains...............................    310,985       452,735       503,465
                                                        --------      --------      --------
Fair value of securities.............................   $313,588      $455,338      $506,068
                                                        ========      ========      ========

     Gains and losses on sales of securities are recognized when realized on a specific identification basis. Gross realized gains included in income in 1996 and 1997 were $18,316 and 0, respectively.


     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values are recorded at original cost when ownership is less than 20%. Any such investments owned 20% or more but not greater than 50% are accounted for on the equity method. Investments that were previously accounted for on the cost method may become qualified for use of the equity method. The carrying amount of those investments are adjusted to reflect the investor's share of the income, losses and dividends received from the investors.


     The Company owns 12.9% of TAGS Stores, LLC (TAGS) and, accordingly, accounts for its investment in TAGS on a cost basis. In September 1997, the managers and advisory board of TAGS adopted a formal plan to liquidate its operations during the 1997 Christmas retailing season. During the nine months ended November 1, 1997, the Company reduced its investment in TAGS by $1,350,442, to the estimated net realizable value of its investment.

         1705
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(5) PROPERTY AND EQUIPMENT, NET

     Details of property and equipment are as follows:

                                      ESTIMATED  FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                        LIVES        1996           1997           1997
                                      ---------  ------------   ------------   ------------
                                                                               (UNAUDITED)
Land................................     N/A     $ 21,535,585   $  7,158,086   $  7,455,488
Buildings...........................    30-50     179,786,015     96,911,437    100,897,282
Furniture, fixtures and equipment...     5-7       40,807,361     40,628,571     48,422,351
Construction in progress............     N/A          399,297      1,767,930             --
                                                 ------------   ------------   ------------
                                                  242,528,258    146,466,024    156,775,121
Less accumulated depreciation and
  amortization......................              (66,719,663)   (63,956,099)   (67,942,171)
                                                 ------------   ------------   ------------
Property and equipment, net.........             $175,808,595   $ 82,509,925   $ 88,832,950
                                                 ============   ============   ============

     Included in the February 3, 1996, February 1, 1997 and November 1, 1997 amounts above is land of $5,144,200 and building, net of accumulated depreciation, of $31,031,355 and $29,867,676 and $28,994,917, respectively, related to a building leased by BSS from the Company. Rental operations with affiliate consist of the following components:

                                                  FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                     1996          1997          1997
                                                  -----------   -----------   -----------
                                                                              (UNAUDITED)
Rental income...................................  $ 4,182,912   $ 4,182,912   $ 3,137,184
Interest expense................................   (3,033,032)   (2,997,456)   (2,214,635)
Depreciation expense............................   (1,163,679)   (1,163,679)     (872,759)
Property taxes..................................      (69,568)      (66,487)      (43,798)
                                                  -----------   -----------   -----------
                                                  $   (83,367)  $   (44,710)  $     5,992
                                                  ===========   ===========   ===========

(6) ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                     FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                        1996          1997          1997
                                                     -----------   -----------   -----------
                                                                                 (UNAUDITED)
Salaries, wages and employee benefits..............  $2,413,294    $2,220,796    $2,214,100
Interest...........................................     273,934       580,895       528,062
Taxes, other than income...........................     402,240       317,854       560,091
Rent...............................................     228,242       227,129        25,574
Other..............................................   1,670,962     1,882,037     1,898,780
                                                     ----------    ----------    ----------
                                                     $4,988,672    $5,228,711    $5,226,607
                                                     ==========    ==========    ==========

         1706
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(7) BORROWINGS

     Long-term debt, principally due to banks, and capital lease obligations consist of the following:

                                                  FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                     1996          1997          1997
                                                  -----------   -----------   -----------
                                                                              (UNAUDITED)
Capital lease obligations through October
  2010..........................................  $ 6,405,170   $ 6,080,621   $ 5,828,279
9.625% mortgage note payable in installments,
  through June 2003.............................   31,318,518    30,913,713    30,583,598
8.00% unsecured notes payable in installments,
  through January 2007..........................      733,334       666,666       666,666
5.6% secured notes payable due in January
  1998..........................................           --     2,941,534     2,941,534
Unsecured term loan agreement with three banks,
  due in 2002...................................   23,940,000            --            --
Unsecured term loan agreement payable in
  installments through October 2003; interest at
  LIBOR (5.65% at November 1, 1997) plus from 80
  to 175 basis points...........................           --    42,903,000    38,049,105
                                                  -----------   -----------   -----------
                                                   62,397,022    83,505,534    78,069,182
Less current installments.......................   (3,956,416)  (10,263,802)  (10,307,637)
                                                  -----------   -----------   -----------
Long-term debt and capital lease obligations,
  excluding current installments................  $58,440,606   $73,241,732   $67,761,545
                                                  ===========   ===========   ===========

     Carrying values of land and buildings pledged as collateral for the mortgage note were approximately $35,012,000 at February 1, 1997. The secured notes payable are collateralized by letters of credit with a bank.

     The annual maturities of long-term debt over the next five years are:
$10,263,802, $7,381,329, $7,445,500, $7,515,258 and $7,591,130.

     On November 1, 1996, the Company signed a term loan agreement with a bank for $45.3 million. The proceeds of this term loan were used to refinance existing term debt, to finance store renovations and fund the investment in Virginia. The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional funded debt, and the disposal, expansion or purchase of property and equipment and investments. In addition, the Company must maintain at the end of any fiscal year a maximum ratio of consolidated debt to consolidated total tangible capital, as defined. The Company must also maintain at the end of the fiscal quarter, commencing with the fiscal quarter ending February 1, 1997, at minimum fixed charge coverage ratio, as defined. The Company was in compliance with the provision and covenants of the term loan agreement as of November 1, 1997.

     The covenants also include a restriction on dividend payments. The Company can only declare dividends from operating profits from the preceding fiscal year. At February 1, 1997, the Company had $61,518,505 of retained earnings unavailable for dividend payments.

     The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its LIBOR based indebtedness. The amount of indebtedness covered by the interest rate swaps is $100 million at November 1, 1997. Subsequent to November 1, 1997, the Company entered into an additional $50 million in interest rate swaps. The amount of indebtedness covered by the interest rate swaps is $150 million for 1998 and 1999, $75 million for 2000 and 2001 and $50 million through 2007.

     At February 1, 1997 the Company has unsecured line of credit agreements totaling $23,500,000 with banks at interest rates quoted by the banks (which historically have been approximately 80 points above

         1707
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

LIBOR.) The amounts outstanding under these agreements at February 3, 1996, February 1, 1997 and November 1, 1997 were $1,150,000, $1,000,000 and
$5,748,830, respectively.

     During fiscal 1997, short-term loan agreements were refinanced and subsequently distributed to BAC. See note 13 for further discussion.

(8) LEASES

     The Company leases certain stores, warehouse facilities and equipment under operating leases. The majority of those leases will expire over the next 20 years. The leases usually contain renewal options and provide for payment by the leasee of real estate taxes and other expenses and, in certain instances, increased rentals based on percentages of sales.

     Future minimum lease payments under noncancelable leases as of February 1, 1997 were as follows:

FISCAL YEAR                                                     CAPITAL      OPERATING
-----------                                                   -----------   -----------
  1998......................................................  $   582,984   $ 1,605,694
  1999......................................................      582,984     1,574,194
  2000......................................................      582,984     1,443,407
  2001......................................................      582,984     1,328,832
  2002......................................................      582,984     1,333,288
  After 2002................................................    5,052,523    10,249,665
                                                              -----------   -----------
     Total..................................................    7,967,443   $17,535,080
                                                                            ===========
Less imputed interest.......................................   (1,886,822)
                                                              -----------
Present value of minimum lease payments.....................    6,080,621
Less current portion........................................     (338,208)
                                                              -----------
                                                              $ 5,742,413
                                                              ===========

     Rental expense for all operating leases consists of the following:

                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
Buildings:
  Minimum rentals..................................  $1,239,331    $1,352,938    $1,689,758
  Contingent rentals...............................     184,476       183,296       211,014
Equipment..........................................     247,517       234,969       212,615
                                                     ----------    ----------    ----------
     Total rental expense..........................  $1,671,324    $1,771,203    $2,113,387
                                                     ==========    ==========    ==========

     Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities.

         1708
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(9) INCOME TAXES

     Federal and state income tax expense (benefit) from continuing operations is as follows:

                               JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                  1995          1996          1997          1996          1997
                               -----------   -----------   -----------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
Current:
  Federal....................  $3,285,194    $1,514,409    $  280,441    $  769,020    $  113,627
  State......................     915,268       450,039     1,083,322       266,025       127,481
                               ----------    ----------    ----------    ----------    ----------
                                4,200,462     1,964,448     1,363,763     1,035,045       241,108
Deferred:
  Federal....................    (607,814)      910,584     2,045,817       462,397       828,907
  State......................    (157,761)       66,921       824,172        39,558        96,985
                               ----------    ----------    ----------    ----------    ----------
                                 (765,575)      977,505     2,869,989       501,955       925,892
                               ----------    ----------    ----------    ----------    ----------
Income taxes.................  $3,434,887    $2,941,953    $4,233,752    $1,537,000    $1,167,000
                               ==========    ==========    ==========    ==========    ==========

     A reconciliation between income taxes from continuing operations computed using the effective income tax rate and the federal statutory income tax rate of 34% for January 31, 1995 and February 3, 1996 and 35% for February 1, 1997 was as follows:

                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
Income tax at the statutory federal rate...........  $2,808,223    $2,835,993    $3,552,106
State income taxes, net of federal income tax
  benefit..........................................     499,955       341,194     1,239,871
Other..............................................     126,709      (235,234)     (558,225)
                                                     ----------    ----------    ----------
Income taxes.......................................  $3,434,887    $2,941,953    $4,233,752
                                                     ==========    ==========    ==========

         1709
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996           1997
                                                              -----------   ------------
Deferred tax assets:
  Benefit plan costs........................................  $1,114,722    $  1,140,803
  Developer incentive.......................................   1,160,230         956,744
  Inventory capitalization..................................     822,945         818,116
  Capital lease.............................................     455,765         467,775
  Allowance for doubtful accounts...........................     178,405         211,570
  Tax carryovers............................................     174,494          94,562
  JV Property joint venture.................................     848,546           1,190
  Other.....................................................       2,477           2,492
                                                              ----------    ------------
Gross deferred tax assets...................................   4,757,584       3,693,252
Less valuation allowance....................................          --         (52,960)
                                                              ----------    ------------
Net deferred tax assets.....................................   4,757,584       3,640,292
                                                              ----------    ------------
Deferred tax liabilities:
  Gain on disposal of rental operations.....................          --      29,179,273
  Property and equipment....................................   3,141,918       3,160,156
  CPA Partnership...........................................      48,530       1,973,415
  Investment securities.....................................     121,642         177,087
  Prepaid pension costs.....................................     205,889         136,035
  Other.....................................................      86,778          39,698
                                                              ----------    ------------
Gross deferred tax liabilities..............................   3,604,757      34,665,664
                                                              ----------    ------------
Net deferred tax assets (liabilities).......................  $1,152,827    $(31,025,372)
                                                              ==========    ============

     As of February 1, 1997, a $52,960 valuation allowance has been recorded for the portion of the state net operating loss carryforward unlikely to be utilized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment.

     As of February 1, 1997, the Company has net operating loss carryforwards for state income tax purposes of $537,000 net of the valuation allowance of $683,000, which are available to offset future state taxable income, if any, through 2002.

(10) BENEFIT PLANS

     The Company participates in the Belk Pension Plan, a defined benefit multi-employer plan, that covers substantially all of the employees of the Belk companies. Pension expense allocated to the Company was $123,368, $240,791 and $178,910 for fiscal years 1995, 1996 and 1997, respectively. Because the Belk Pension Plan is a multi-employer plan, allocation of plan assets to the Company is not practical.

     The Company also participates in the Belk Employee's Group Medical Plan, that provides medical benefits to substantially all employees of the Belk companies. This Plan is "self-funded" for medical benefits through a 501(c)(9) Trust. The Company participates in a Group Life Insurance Plan that provides life insurance to its employees, and is fully insured through a contract issued by an insurance company. Contributions by the Company under the Belk Employees' Group Medical Plan and the Group Life Insurance Plan amounted to approximately $1,341,000, $1,379,000 and $1,431,000 in fiscal years 1995, 1996 and 1997, respectively.
         1710
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company participates in the Belk Profit Sharing Plan, a contributory, defined contribution multi-employer plan, that provides benefits for substantially all employees of the Belk companies. The cost of the plan generally represent 10% of profits, as defined, and amounted to $1,027,919, $996,136 and $1,240,036 in fiscal years 1995, 1996 and 1997, respectively.

     The Company participates in a Supplemental Executive Retirement Plan
(SERP), a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were $171,587, $213,117 and $75,819 in fiscal years 1995, 1996 and 1997, respectively. The effective discount rate used in determining the net periodic SERP cost was 8.5% for fiscal years 1995 and 1996, and 7.25% for fiscal year 1997. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

     Certain eligible employees also participate in a non-qualified Deferred Compensation Plan (DCP). Participants in the plan have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates between 9% and 15%. Total interest expense related to this plan and charged to operations was $175,833, $188,732 and $191,972 in fiscal years 1995, 1996 and 1997, respectively.

     The Company provides postretirement benefits to certain retired employees in the form of medical and life insurance premiums. The Company recorded approximately $142,000, $176,000 and $191,000 as selling, general and administrative expense in fiscal years 1995, 1996 and 1997, respectively.

(11) RELATED PARTY TRANSACTIONS

     The Belk Center, Inc. services the Company's customer accounts receivable. The Company paid The Belk Center, Inc. approximately $1,866,000, $2,012,000 and $3,072,000 during 1995, 1996 and 1997, respectively, for these services.

     Various other selling, general, administrative and transaction processing services are provided by Belk Stores Services, Inc. (BSS). The Company paid BSS approximately $3,449,000, $4,002,000 and $3,612,000 during 1995, 1996 and 1997, respectively, for these services, not including the transaction processing services. The Company paid approximately $2,109,000, $2,198,000 and $2,305,000 during 1995, 1996 and 1997, respectively for transaction processing fees.

     The Company had a demand deposit with an affiliated company at January 31, 1995, February 3, 1996 and February 1, 1997 of $5,509,134, $1,100,000 and
$3,290,000, respectively, which is included in cash and cash equivalents in the accompanying consolidated balance sheets.

     The Company may participate in operational, investing and financing activities with other Belk companies. Receivables from and payables to affiliates within the consolidated entity have been eliminated.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments which are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts receivable with affiliates, accounts payable, accounts payable with affiliates, accrued

         1711

expenses and lines of credit, carrying values approximate fair values. The fair value of other financial instruments is as follows:

                           FEBRUARY 3, 1996           FEBRUARY 1, 1997           NOVEMBER 1, 1997
                       -------------------------   -----------------------   -------------------------
                        CARRYING        FAIR        CARRYING       FAIR       CARRYING        FAIR
                          VALUE         VALUE        VALUE        VALUE         VALUE         VALUE
                       -----------   -----------   ----------   ----------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
Notes payable........  104,840,000   104,840,000           --           --           --            --
Long-term debt
  (excluding
  capitalized
  leases)............   55,991,852    57,181,613   74,483,379   75,751,773   69,299,369    71,578,285
Interest rate swap
  agreements.........           --            --           --           --           --      (923,816)
Fair value of
  securities.........      313,588       313,588      455,338      455,388      506,068       506,068

     The fair value of the Company's fixed rate long-term debt and notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying values of the Company's variable rate long-term debt and note payable are reasonable estimates of fair value.

     The fair value of interest rate swap agreements is the estimated amount that the Company would pay to terminate the swap agreement, taking into account current credit worthiness of the swap counterparties.

(13) ACQUISITION AND DISCONTINUED OPERATIONS

     On November 6, 1995, BAC, Inc. (BAC), a wholly owned subsidiary of the Company, purchased the stock of Ivey Properties Inc., (IVEY), a real estate investment trust. The largest holding of Ivey was an interest in JV Properties
(JV), a retail mall joint venture. Prior to fiscal year 1996 Ivey owned 50% of JV, while the other 50% was owned by the Company. The acquisition was accounted for as a purchase.

     Prior to the purchase, the Company's ownership of JV was accounted for using the equity method of accounting. Subsequent to the purchase, the Company has consolidated assets, liabilities and operations of JV, which is comprised of the operations of a shopping mall facility located in Charlotte, North Carolina.

     In November 1996, JV's interest in the shopping mall, along with debt, was distributed to BAC in redemption of BAC's partnership interest in JV. Subsequently, the Company sold the stock of BAC to an unrelated third party and recognized a gain on the disposal of the retail operations totaling $41,466,521, net of income tax expense of $29,897,000.

     The accompanying financial statements present the results of operations of JV, previously reported as rental operations, as discounted operations. JV recorded revenues of $11,897,000 for 1997 and $4,111,000 for the three months ended February 3, 1996, (after purchasing the stock of Ivey).

(14) EXTRAORDINARY ITEM

     The extraordinary item of $2,867,000, net of tax, represents a penalty paid by JV to extinguish its mortgage debt on the SouthPark property during 1996. This debt was distributed to BAC during 1997 (see note 13).

         1712

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATIONS ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1713

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1714

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1715

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1716

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1717

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1718

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                      NET INCOME                                  SHAREHOLDERS'
                                       NET SALES      (LOSS)(1)       EBIT(2)       EBITDA(2)        EQUITY
                                     -------------   ------------   ------------   ------------   -------------
Per Shareholders' Statement........  $ 196,795,296   $ 49,798,772   $ 88,450,755   $ 93,106,362   $ 125,681,609
Adjustments to eliminate less than
  wholly-owned subsidiaries........             --             --             --             --              --
Less: Leased sales.................    (11,746,399)            --             --             --              --
                                     -------------   ------------   ------------   ------------   -------------
Adjusted Shareholders' Statement...  $ 185,048,897     49,798,772     88,450,755     93,106,362     125,681,609
                                     =============   ------------   ------------   ------------   -------------
Adjustments for non-operating
  items:
  Gain/loss on disposal of PP&E....                        60,058        103,044        103,044
  Gain/loss on sale of
    securities.....................                        (4,214)        (7,230)        (7,230)
  Impairment loss..................                            --             --             --
  Equity in earnings of
    unconsolidated subsidiaries....                    (6,026,112)   (10,339,303)   (10,339,303)
  Gain/loss on discontinued
    operations.....................                   (37,857,535)   (64,954,074)   (64,954,074)
  Adjustment to tax expense........                            --             --             --      29,897,000(3)
                                     -------------   ------------   ------------   ------------   -------------
Total non-operating items..........                   (43,827,803)   (75,197,563)   (75,197,563)     29,897,000
                                     -------------   ------------   ------------   ------------   -------------
Other Adjustments:
  Adjustment for dividends received
    from other Belk entities.......                       (41,162)       (70,623)       (70,623)             --
  Adjustment for ownership in other
    Belk entities..................                            --             --             --    (102,373,402)
                                                     ------------   ------------   ------------   -------------
Per Model..........................                  $  5,929,807   $ 13,182,569   $ 17,838,176   $  53,205,207
                                                     ============   ============   ============   =============

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents........  $ (14,783,850)
    Negative cash balances
      reclassified to accounts
      payable......................             --
    Receivables from affiliates,
      net..........................     (2,715,623)
    Loans receivable from
      affiliates, net..............             --
  Liabilities
    Notes payable..................      1,000,000
    Current installments of
      long-term debt...............      9,925,594
    Current portion of obligations
      under capital leases.........        338,208
    Payables to affiliates, net....     17,460,521
    Long-term debt, excluding
      current installments.........     67,499,319
    Obligations under capital
      leases, excluding current
      portion......................      5,742,413
    Loans payable to affiliates,
      net..........................             --
                                     -------------
Net debt (cash)....................     84,466,582
Adjustments to eliminate less than
  wholly-owned subsidiaries........             --
                                     -------------
Per Model..........................  $  84,466,582
                                     =============

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.
(3) Shareholders' equity was adjusted to remove a reserve for deferred tax liability, relating to the sale of BAC, which will be eliminated in the reorganization.

         1719

                                                               SUPPLEMENT NO. 40
         1720

                             BELK BROTHERS COMPANY
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998

                                                      --------------------

                                                --------------------------
                                                           Signature

                                                --------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 40
         1721

                             BELK ENTERPRISES, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Enterprises, Inc. (the "Company"), to be held on April 16, 1998, at 12:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 18.4129 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 15,835,660 shares of New Belk Class A Common Stock which will represent approximately 26.3932% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (41)
         1722

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1723

                             BELK ENTERPRISES, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK ENTERPRISES, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Enterprises, Inc. (the "Company") will be held on April 16, 1998, at 12:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 18.4129 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1724

                             BELK ENTERPRISES, INC.

                               SUPPLEMENT NO. 41

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 41 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK ENTERPRISES, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    21
SELECTED HISTORICAL FINANCIAL INFORMATION...................    22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    23
  General...................................................    23
  Results of Operations.....................................    23
  Comparison of Nine Months Ended November 1, 1997 and
    November 2, 1996........................................    23
  Comparison of Fiscal Years Ended February 1, 1997 and
    February 3, 1996........................................    24
  Comparison of Fiscal Years Ended February 3, 1996 and
    January 31, 1995........................................    25
  Seasonality and Quarterly Fluctuations....................    25
  Liquidity and Capital Resources...........................    26
  Impact of Inflation.......................................    26
BUSINESS OF THE COMPANY.....................................    26
SECURITY OWNERSHIP OF THE COMPANY...........................    31
INDEX TO HISTORICAL FINANCIAL STATEMENTS....................   F-1
  Report of KPMG Peat Marwick LLP, Independent Auditors.....   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Income.........................   F-4
  Consolidated Statements of Shareholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
              INFORMATION...................................   B-1

         1725

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1947. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 12:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $1 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 18.4129 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,009,973 shares of Common Stock outstanding held of record by 146 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 80.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1726

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E. S. Hanahan ("Mrs. Hanahan"), who is the owner of 191 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and Shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,500,000 shares of Common Stock.

         1727

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the
         1728

holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate
         1729

number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or one or more series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

         1730

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of
         1731

incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.
         1732

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         1733

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, the participating shares are reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         1734

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         1735

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         1736

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         1737

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1738

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT           RELATIVE
METHODOLOGY                ACTUAL        ADJUSTED     MULTIPLE       (CASH)        OPERATING VALUES
-----------             ------------   ------------   --------   ---------------   ----------------
Net Sales.............  $342,793,899   $205,682,737     0.6        $98,164,461       $25,245,181
EBITDA................    45,678,923     19,493,287       7         98,164,461        38,288,548
EBIT..................    37,270,794     14,617,893      10         98,164,461        48,014,469
Net Income............    18,938,851      5,902,041      15                 --        88,530,615
Book Equity...........   145,866,827      8,710,210       1                 --         8,710,210

         1739

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Ahoskie, N.C.,
  Inc.                          9.7289%          X       $  3,798,793         =       $    369,581
Belk Department
  Store, Incorporated
  of Aiken, S.C.               26.6667           X          3,110,056         =            829,349
Belk's Department
  Store of Albany,
  Georgia                       1.8611           X          6,361,249         =            118,389
Belk's Department
  Store of Albemarle,
  N.C., Incorporated            3.8698           X          3,321,651         =            128,541
Gallant-Belk Company             .7789           X         31,711,921         =            247,003
Belk of Asheboro,
  N.C., Inc.                     9.600           X         10,609,421         =          1,018,504
Belk's Department
  Store of Asheville,
  N.C., Incorporated           18.2564           X          8,096,519         =          1,478,133
Belk of Athens, Ga.,
  Inc.                           .9918           X         14,290,078         =            141,727
Belk of Statesboro,
  Ga., Inc.                    99.9552           X         13,931,862         =         13,925,621
Belk-Simpson Co., of
  Bainbridge, Ga.,
  Inc.                         16.0000           X          3,606,676         =            577,068
Belk's Department
  Store of Batesburg,
  S.C., Inc.                    2.4540           X            924,996         =             22,699
Belk-Simpson Company,
  Incorporated of
  Beaufort, S.C.                 .2381           X          7,226,118         =             17,205
Belk Brothers Company          26.6148           X        262,130,313         =         69,765,459
Belk's Department
  Store of Boone,
  N.C., Incorporated           28.7879           X         12,985,621         =          3,738,288
Belk's Department
  Store of Brevard,
  N.C., Incorporated            1.1667           X          3,632,918         =             42,385
Parks-Belk Company,
  Incorporated                 13.8727           X         12,516,874         =          1,736,428
Belk-Beck Company of
  Burlington, N.C.,
  Inc.                          1.1972           X         13,920,436         =            166,655
Belk's Department
  Store of Camden,
  S.C., Incorporated             .7541           X         11,802,653         =             89,004
Belk's Department
  Store of
  Cartersville, Ga.,
  Incorporated                  3.0418%          X          3,810,247         =            115,900

         1740



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Charleston,
  S.C., Inc.                   19.2991           X         31,169,909         =          6,015,512
Belk-Matthews Company
  of Cherryville,
  N.C., Incorporated             .1343           X            601,119         =                807
Belk's Department
  Store of
  Chesterfield, S.C.,
  Incorporated                  6.3350           X            967,437         =             61,287
Parks-Belk Company of
  Clarksville, Tenn.           49.2976           X         10,855,465         =          5,351,484
Belk Department Store
  of Clinton, N.C.,
  Inc.                          4.9526           X         11,043,990         =            546,965
Belk's Department
  Store of Columbia,
  S.C., Incorporated           36.2574           X          2,690,719         =            975,585
Belk's Department
  Store of Conway,
  S.C., Incorporated           14.3750           X          2,033,804         =            292,359
Belk-Simpson Company
  of Corbin, Ky.,
  Incorporated                 10.4762           X          6,975,250         =            730,741
Belk of Miss., Inc.            22.2111           X         19,360,988         =          4,300,289
Belk of Cornelia,
  Ga., Inc.                    19.3287           X          4,947,119         =            956,214
Belk of Dalton, Ga.,
  Inc.                          7.5973           X          8,605,064         =            653,753
Belk of Danville,
  Va., Inc.                     3.3170           X         16,469,104         =            546,280
Belk of Dawson, Ga.,
  Inc.                         21.5938           X            862,681         =            186,286
Belk's Department
  Store of Dunn,
  N.C., Incorporated             .9090           X         14,191,195         =            128,998
Belk Department Store
  of Eden, N.C., Inc.          13.4745           X          3,010,826         =            405,694
Belk Department Store
  of Edenton, N.C.,
  Inc.                         25.1248           X          1,566,426         =            393,562
Belk Department Store
  of Elkin, N.C.,
  Inc.                         25.2632           X          1,368,240         =            345,661
Belk's Department
  Store of Florence,
  S.C., Incorporated           25.3510           X         24,968,409         =          6,329,741
Belk Department Store
  of Forest City,
  N.C., Inc.                    9.8433%          X          7,237,010         =            712,361

         1741



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Hudson-Belk Co. of
  Fuquay-Varina,
  N.C., Inc.                    4.7184           X          5,660,048         =            267,064
Belk's Department
  Store of Gaffney,
  S.C., Incorporated            1.2500           X          1,141,654         =             14,271
Matthews-Belk Company           1.4844           X         35,816,031         =            531,653
Belk Department Store
  of Greenville,
  N.C., Inc.                   20.7164           X         25,446,622         =          5,271,624
Belk-Simpson Company,
  Greenville, S.C.             20.4420           X         43,580,286         =          8,908,682
Belk Department Store
  of Greenwood, S.C.,
  Inc.                         17.4825           X          8,472,623         =          1,481,226
Belk-Simpson Company
  of Harlan, Ky.,
  Incorporated                 10.5263           X          5,274,830         =            555,244
Belk-Simpson Company
  of Hendersonville,
  N.C., Incorporated             .3125           X          9,384,434         =             29,326
Belk Department Store
  of Hickory, N.C.,
  Inc.                          3.7510           X         26,225,818         =            983,731
Belk-Beck Co. of High
  Point, N.C., Inc.              .4970           X          6,270,761         =             31,166
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                          8.5478           X         29,859,959         =          2,552,369
Belk of LaGrange,
  Ga., Inc.                    16.2920           X         25,267,594         =          4,116,596
Belk's Department
  Store,
  Incorporated, of
  Lake City, S.C.                .8750           X          1,498,527         =             13,112
Belk's Department
  Store of Laurens,
  S.C., Incorporated             .2082           X          4,498,438         =              9,366
Belk of
  Lawrenceville, Ga.,
  Inc.                         21.5815           X          6,024,824         =          1,300,248
Belk's Department
  Store of Lenior,
  N.C., Incorporated            5.5319           X          6,891,593         =            381,236
Belk-Lindsey Stores,
  Inc.                         56.1613           X         77,285,261         =         43,404,407
Belk Stores of
  Virginia, Inc.                1.2195           X        129,824,509         =          1,583,210
Belk-Matthews Company
  of Macon, Ga.                  2.400%          X         14,496,059         =            347,905

         1742



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Matthews Company
  of Milledgeville,
  Ga., Inc.                      .5093           X          6,178,663         =             31,468
Belk of Monroe, Ga.,
  Inc.                         17.2414           X          1,961,637         =            338,214
Belk Brothers of
  Monroe, N.C.,
  Incorporated                  1.3271           X         16,996,814         =            225,565
Belk's Department
  Store of Morehead
  City, N.C., Inc.              5.2703           X         10,315,936         =            543,681
Belk's Department
  Store of Mount
  Airy, N.C.,
  Incorporated                 55.1122           X          3,686,607         =          2,031,770
Belk's Department
  Store of New Bern,
  N.C., Incorporated           17.1406           X          7,893,728         =          1,353,031
Belk of Orangeburg,
  S.C., Inc.                   13.8953           X         11,906,703         =          1,654,472
Hudson-Belk Company            11.7731           X         71,085,804         =          8,369,003
Belk Department Store
  of Reidsville,
  N.C., Inc.                    4.8362           X          2,024,233         =             97,896
Belk's Department
  Store of
  Rockingham, N.C.,
  Incorporated                 10.1533           X          2,851,585         =            289,530
Belk-Rhodes Company,
  Rome, Ga.                      .4902           X          6,599,184         =             32,349
Belk-Harry Company,
  Salisbury, N.C.               1.6162           X          9,875,286         =            159,604
Belk of Seneca, S.C.,
  Inc.                          9.4697           X          4,287,122         =            405,978
Belk Department Store
  of Shelby, N.C.,
  Inc.                          1.0352           X         13,263,379         =            137,302
Belk of Siler City,
  N.C., Inc.                    2.8070           X            107,854         =              3,027
Belk of Virginia,
  Inc.                         40.5956           X         92,754,090         =         37,654,079
Belk of South Boston,
  Va., Inc.                      .3014           X          3,958,842         =             11,932
Belk of Spartanburg,
  S.C., Inc.                    6.1131           X         10,010,262         =            611,937
Belk Realty of
  Staunton, Va., Inc.            .1019           X          3,827,783         =              3,901
Belk Department Store
  of Stuttgart, Ark.,
  Inc.                          3.6712           X          2,236,259         =             82,098
Belk of
  Lawrenceville, Va.,
  Inc.                          4.8780%          X         10,018,391         =            488,697
Tags Stores, LLC               10.9430           X         15,118,749         =          1,654,445

         1743



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Thomaston,
  Ga., Inc.                    41.5589           X         30,309,289         =         12,596,207
Belk of Thomasville,
  N.C., Inc.                    8.3140           X          1,980,347         =            164,646
Belk of Thomson, Ga.,
  Inc.                         30.7918           X          1,433,519         =            441,406
Belk of Toccoa, Ga.,
  Inc.                         14.2105           X          4,349,985         =            618,155
Belk of Union, S.C.,
  Inc.                          2.6667           X            901,776         =             24,048
Belk of Washington,
  Ga., Inc.                    23.1980           X          1,274,815         =            295,732
Belk of Waycross,
  Ga., Inc.                     1.5025           X         43,828,148         =            658,518
Belk Department Store
  of Waynesville,
  N.C., Inc.                   37.7160           X          6,879,640         =          2,594,725
Belk Department Store
  of Wilkesboro,
  N.C., Inc.                    6.8293           X          3,451,898         =            235,740
Belk of Canton, Ga.,
  Inc.                         24.6718           X          2,207,655         =            544,668
Belk's Department
  Store of Winnsboro,
  S.C., Incorporated            4.7619           X            845,995         =             40,285
Howard's Department
  Store of Columbia,
  S.C., Inc.                    6.6667           X          3,010,794         =            200,721
                                                                                      ------------
Total                                                                                 $269,292,478
                                                                                      ============

Relative Operating Value of Company                                                   $ 88,530,615
Relative Operating Value of Other Companies Owned by Company                  +        269,838,789
                                                                                      ------------
Total Relative Value of Company                                               =       $358,369,404
                                                                                      ============

         1744

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                   .2086%          X       $358,369,404         =       $    747,559
Belk Brothers Company           9.0466%          X        358,369,404         =         32,420,246
Belk Finance Company            4.6265%          X        358,369,404         =         16,579,960
Belk Department Store
  of Edenton, N.C.,
  Inc.                           .0464%          X        358,369,404         =            166,283
Matthews-Belk Company            .5481%          X        358,369,404         =          1,964,223
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                   .2714%          X        358,369,404         =            972,615
Belk-Harry Company --
  Salisbury, N.C.                .0985%          X        358,369,404         =            352,994
                                                                                      ------------
Total                                                                                 $ 53,203,880
                                                                                      ============
Total Relative Value of Company                                                       $358,369,404
Total Relative Value of Company Owned by Other Belk Companies                 -         53,203,880
                                                                                      ------------
Net Relative Value of Company                                                 =       $305,165,524
                                                                                      ============


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
        $305,165,524             /          $1,156,226,577            =              26.3932%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (26.3932%              X        59,998,834)         /        860,030.75          =          18.4129


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1745

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share, and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                                 FISCAL YEAR          NINE MONTHS
                                                              ENDED FEBRUARY 1,    ENDED NOVEMBER 1,
                                                                    1997                 1997
                                                              -----------------    -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 18.75              $  2.19
  Dividends(2)..............................................          1.85                 1.85
  Book value per share(3)...................................        144.43               144.88
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96                 0.29
  Dividends(2)..............................................          0.26                 0.22
  Book value per share(5)...................................         12.52                12.65
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         17.68                 5.25
  Dividends(2)..............................................          4.79                 4.09
  Book value per share......................................        230.53               232.87


---------------

(1) Based on 1,009,973 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997 and the nine-month period ended November 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,009,973 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the periods presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying the New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1746

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical financial information of the Company presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997, are derived from the financial statements of the Company. The financial statements as of February 1, 1997 and for the then year ended have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements, and the report thereon, are included elsewhere in this Prospectus Supplement. The selected data presented below for, and as of the end of, each of the years in the four-year period ended February 3, 1996 and for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

     Selected historical combined and pro forma financial data for the Belk Companies is included in the Proxy Statement/Prospectus.

                                                    FISCAL YEAR ENDED                                    NINE MONTHS ENDED
                         ------------------------------------------------------------------------   ---------------------------
                         FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 2,    NOVEMBER 1,
                             1993           1994           1995           1996           1997           1996           1997
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
SELECTED STATEMENT OF
  INCOME:
Revenues...............  $393,351,055   $381,061,032   $374,457,278   $365,006,555   $347,885,356   $236,038,169   $235,450,711
Cost of goods sold.....   271,849,864    266,905,436    257,579,601    250,587,410    238,273,497    162,932,973    160,051,021
Depreciation and
  amortization.........     8,802,894      8,983,501      9,561,095      9,379,909      8,408,129      6,146,553      6,243,386
Income from continuing
  operations...........    12,032,842      6,076,273      7,449,643      6,873,299     18,938,851      6,989,952      2,215,541
Net income.............    12,032,842      7,223,570      7,449,643      6,873,299     18,938,851      6,989,952      2,215,541
Net income per
  share(1).............         12.02           7.19           7.38           6.81          18.75           6.92           2.19
Dividends per share....          1.40           1.50           1.60           1.75           1.85           1.85           1.85
Weighted average number
  of shares
  outstanding..........     1,001,017      1,004,749      1,009,973      1,009,973      1,009,973      1,009,973      1,009,973
SELECTED BALANCE SHEET
  DATA:
Accounts
  receivable -- net....    63,478,548     62,677,622     58,350,729     56,846,153     61,139,946     56,874,347     58,288,599
Merchandise
  inventories..........    83,640,075     82,075,954     79,838,000     76,676,096     76,348,212     90,799,279     87,029,218
Working capital........   107,125,922    112,872,280    116,371,855    113,553,360     99,993,361     93,136,926     95,240,387
Total assets...........   295,228,542    293,623,805    294,067,315    296,952,445    394,477,868    357,634,982    359,765,459
Short-term debt........     6,200,010      2,694,726      1,734,726      1,134,726     22,434,726     24,801,309     23,254,726
Long-term debt.........    64,647,946     73,137,614     66,189,746     52,941,718     90,025,838     73,705,494     79,240,270
Capitalized lease
  obligations..........     3,255,333      2,901,973      2,575,307      1,525,453      1,371,408      1,409,920      1,243,177
Shareholders' equity...   108,957,060    117,377,024    123,301,313    128,781,912    145,866,827    133,105,110    146,321,190
Book value per
  share(2).............        108.85         116.22         122.08         127.51         144.43         131.79         144.88
SELECTED OPERATING
  DATA:
Number of stores at end
  of period............            47             49             46             46             40             40             38
Comparable store net
  revenue increases....           1.4%           3.7%           2.6%          (1.6)%          1.0%           0.5%           2.7%

---------------

(1) Based on the weighted average number of shares of Common Stock outstanding for each period presented.
(2) Based on the number of shares of Common Stock outstanding at the end of each period presented.

         1747

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the historical consolidated financial condition and results of operations of the Belk Enterprises, Inc. and Subsidiaries for each of the fiscal years ended January 31, 1995, February 3, 1996, and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 which should be read in conjunction with the historical consolidated financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Certain Components of Net Income. Revenues include sales from retail operations and leased departments. Cost of goods sold include cost of merchandise, buying, and occupancy expense. Selling, general, and administrative expense ("SG&A") includes payroll, advertising, credit, and depreciation expense.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial data.

                                                      FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                           ---------------------------------------   -------------------------
                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                             1995(A)       1996(A)       1997(A)        1996          1997
                                           -----------   -----------   -----------   -----------   -----------
Revenues.................................     100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold.......................      68.8          68.7          68.5          69.0          68.0
Selling, general and administrative
  expenses...............................      27.1          27.4          26.6          28.9          27.4
Income from operations...................       4.1           4.0           4.3           1.2           4.6
Interest expense, net....................       1.5           1.4           1.9           1.8           2.6
Income before income taxes...............       2.5           2.8           8.2           7.8           1.7
Income taxes.............................       0.9           1.0           3.1           3.0           0.6
Net income...............................       2.0           1.9           5.4           3.0           0.9
Comparable stores revenues increase
  (decrease).............................       2.6          (1.6)          1.0           0.5           2.7
Number of stores
  Opened.................................         1             1             1             1             0
  Closed.................................         4             1             5             5             2
  Transferred out........................         0             0             2             2             0
Total -- end of period...................        46            46            40            40            38

---------------

(a) The fiscal years ended February 1, 1997 and January 31, 1995 consisted of 52 weeks. The fiscal year ended February 3, 1996 consisted of 368 days.

COMPARISON OF NINE MONTHS ENDED NOVEMBER 1, 1997 AND NOVEMBER 2, 1996

     Revenues. The Company's revenues for the nine months ended November 1, 1997 decreased 0.2%, or $0.6 million, over the same period in 1996 from $236.0 million to $235.4 million. The decrease was attributable to the revenue decrease associated with the closing of 5 stores which contributed a decrease in revenues of $8.5 million. This decrease was partially offset by an increase in comparable store revenues of 2.7%.

     Cost of Goods Sold. Cost of goods sold decreased 1.8%, or $2.9 million, from $162.9 million for the nine months ended November 2, 1996 to $160.0 million for the nine months ended November 1, 1997 primarily due to decreased revenues. As a percentage of revenues, cost of goods sold decreased from 69.0% in 1996 to 68.0% in 1997. The closed store at Augusta Regency Mall experienced cost of goods sold of 94.3%, as a percentage of revenues, in the nine months ended November 2, 1996. Many of the Florida stores experienced

         1748

decreases in cost of merchandise due to better inventory management and lower markdowns in the nine months ended November 1, 1997.

     Selling, General, and Administrative Expenses. SG&A decreased from 28.9% of revenues for the nine months ended November 2, 1996 to 27.4% of revenues for the nine months ended November 1, 1997. This decrease, which amounted to $3.7 million, was attributable primarily to decreases in payroll, advertising, insurance, and supplies related to the closed stores. These decreases were slightly offset by an increase in bad debt expense.

     Income from Operations. Income from operations was 1.2% of revenues for the nine months ended November 2, 1996 and 4.6% of revenues for the nine months ended November 1, 1997. The increase, which amounted to $8.1 million, resulted from a decrease of 1.0% and 1.5% in cost of goods sold and SG&A expense as a percentage of revenues, respectively.

     Interest Expense, Net. Interest expense was 1.8% of revenues for the nine months ended November 2, 1996 and 2.6% of revenues for the nine months ended November 1, 1997. Interest expense was $4.3 million for the nine months ended November 2, 1996 as compared to $6.1 million for the nine months ended November 1, 1997. The $1.8 million increase in interest expense resulted from an increase in average outstanding borrowings of $39.8 million, offset partially by an increase in interest income of $0.6 million.

     Income before Income Taxes. Income before income taxes decreased $14.4 million from $18.3 million, or 7.8% of revenues for the nine months ended November 2, 1996, to $3.9 million, or 1.7% of revenues for the nine months ended November 1, 1997. A gain of $19.2 million on the sale of property and fixtures of the closed stores in Florida and Georgia was recognized in the nine months ended November 2, 1996. Management does not anticipate that future sales of store assets, if any, will result in a gain of this magnitude. In addition, income before income taxes for the nine months ended November 2, 1996 included an impairment charge of $2.1 million to adjust certain property and equipment to net realizable value. Income before income taxes for the nine months ended November 1, 1997 included an increase in interest expense, net of $1.8 million and a loss on investment of $1.1 million.

     Net Income. Net income decreased $4.8 million to 0.9% of revenues for the nine months ended November 1, 1997 compared to 3.0% of revenues for the nine months ended November 2, 1996. This decrease is attributable to the items discussed above in Income before income taxes, offset partially by a decrease in the reduction for minority interest in earnings of subsidiaries, of $3.8 million.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

     Revenues. The Company's revenues in fiscal year 1997 decreased by 4.7%, or $17.1 million, from $365.0 million in fiscal year 1996 to $347.9 million in fiscal year 1997. On a comparable store basis, revenues increased 1.0% compared to the first 52 weeks of fiscal year 1996. Very solid revenue increases were experienced by recently remodeled stores at Leesburg Lake Square and Gainesville Oaks Mall. The comparable store increases were offset by decreases related to the closed stores in Florida and Georgia which contributed a revenue decrease of $18.2 million.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 68.7% in fiscal year 1996 to 68.5% in fiscal year 1997. Cost of goods sold decreased 4.9%, or $12.3 million, from $250.6 million in fiscal year 1996 to $238.3 million in fiscal year 1997 primarily due to a decrease in revenues.

     Selling, General, and Administrative Expenses. SG&A decreased from 27.4% of revenues in fiscal year 1996 to 26.6% of revenues in fiscal year 1997. This decrease, which amounted to $7.5 million, was attributable primarily to a decrease in payroll expense of $4.9 million. In addition, decreases in depreciation and administrative expense were experienced, partially offset by an increase in bad debts.

     Interest Expense, Net. Interest expense, net was 1.4% of revenues in fiscal year 1996 and 1.9% of revenues in fiscal year 1997. Interest expense was $5.2 million for fiscal year 1996 as compared to $6.5 million for fiscal year 1997.

         1749

     Income before Income Taxes. Income before income taxes increased $18.2 million from $10.4 million, or 2.8% of revenues in fiscal year 1996, to $28.6 million, or 8.2% of revenues in fiscal year 1997. This increase is primarily attributable to the gain of $19.2 million on the sale of property and fixtures of the closed stores in Florida and Georgia which was recognized in fiscal year 1997.

     Net Income. Net income increased $12.1 million to 5.4% of revenues in fiscal year 1997 compared to 1.9% of revenues in fiscal year 1996. This increase is primarily attributable to the gain on sale of property and fixtures discussed above. This gain was partially offset by an increase in interest expense, net of $1.4 million.


COMPARISON OF FISCAL YEARS ENDED FEBRUARY 3, 1996 AND JANUARY 31, 1995


     Revenues. The Company's revenues in fiscal year 1996 decreased by 2.5%, or $9.5 million, from $374.5 million in fiscal year 1995 to $365.0 million in fiscal year 1996. Adjusting for the impact of the additional days in fiscal year 1996, comparable store revenues decreased 1.6%. A very solid revenues increase was experienced by the Wilmington, North Carolina store offset by decreases in revenues at the Leesburg Lakeland Square and Gainesville, Florida stores. Significant revenue decreases amounting to $9.2 million were contributed by the closed stores.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased slightly from 68.8% in fiscal year 1995 to 68.7% in fiscal year 1996. Cost of goods sold decreased 2.7%, or $7.0 million, from $257.6 million in fiscal year 1995 to $250.6 million in fiscal year 1996 primarily due to a decrease in revenues.

     Selling, General, and Administrative Expenses. SG&A increased from 27.1% of revenues in fiscal year 1995 to 27.4% of revenues in fiscal year 1996. However, SG&A decreased $1.6 million from fiscal year 1995 to fiscal year 1996. This decrease was attributable primarily to decreases in payroll and administrative expense, offset partially by a decrease in finance charge income.

     Interest Expense, Net. Interest expense, net was 1.5% of revenues in fiscal year 1995 and 1.4% of revenues in fiscal year 1996. Interest expense was $5.5 million for fiscal year 1995 as compared to $5.2 million for fiscal year 1996.

     Income before Income Taxes. Income before income taxes was 2.5% of revenues in fiscal year 1995 as compared to 2.8% of revenues in fiscal year 1996.

     Net Income. Net income decreased $0.6 million to 1.9% of revenues in fiscal year 1996 compared to 2.0% of revenues in fiscal year 1995.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income, and net income. The highest revenue period for the Company is the fourth quarter which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest in anticipation of increased revenues during these months,

     The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

                                                              1995    1996    1997
                                                              ----    ----    ----
First quarter...............................................  22.5%   22.0%   23.5%
Second quarter..............................................  21.8    21.8    22.0
Third quarter...............................................  22.6    22.6    22.7
Fourth quarter..............................................  33.1    33.6    31.8

     The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings and remodelings.

         1750

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash on hand, cash flow from operations, and borrowings under credit facilities.

     During the nine months ended November 1, 1997, net cash provided by operations was $3.9 million, compared to net cash used by operations of $10.2 million during the same period in 1996. Such increase in cash provided by operations was attributable to an increase in net income (excluding the gain on sale of property and equipment) for the nine months ended November 1, 1997 combined with less additional investment in inventory.

     In fiscal year 1997, the Company had sufficient cash flows from operations and credit facilities to fund its working capital needs, capital expenditures, and equity purchases. Net cash provided (used) by operations was $18.1 million, $21.2 million, and $(0.4) million for the 1995, 1996, and 1997 fiscal years, respectively.

     Investing activities included capital expenditures, primarily for new, relocated and remodeled stores; purchases and sales of equity investments; and the purchases and sales of property and equipment related to store openings and closings. During the fiscal year ended February 1, 1997, the Company purchased stock in affiliated companies from several major stockholders for $54.1 million.

     Capital expenditures, primarily for new and remodeled stores, amounted to $4.0 million in the first nine months of fiscal year 1998 and $9.1 million in the comparable period in fiscal year 1997. Capital expenditures amounted to $4.2 million, $7.8 million, and $12.7 million for the 1995, 1996, and 1997 fiscal years, respectively. In fiscal year 1995, four stores were closed and the Lumberton Outlet opened. In fiscal year 1996, 3 stores were remodeled and a new regional office was completed; the Orlando Colonial store closed. In fiscal year 1997, the new store at Wilmington Landfall Mall was opened adding 32,976 square feet and the Gainesville Oaks Mall, Kingston and Goldsboro stores were remodeled. In addition, in fiscal year 1997, five stores were closed. The Company operated 46, 46, and 40 department stores, respectively for the 1995, 1996 and 1997 fiscal years. Stores are strategically opened and closed to allow the Company to focus on its most productive and profitable markets.

     Financing activities included payments or additional borrowings on credit facilities. The Company's total indebtedness at November 1, 1997 was $103.7 million, comprised of $34.4 million of current maturities of long-term debt and short-term borrowings and $69.3 of long-term debt. Of the $103.7 million of total indebtedness, $94.2 million was variable rate debt based on LIBOR, $2.1 million was variable rate debt based on the secondary CD rate and $7.4 million was fixed-rate. The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its LIBOR based indebtedness.

IMPACT OF INFLATION

     While it is difficult to determine the precise effects of inflation, management does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

                            BUSINESS OF THE COMPANY

     General. The Company operates 17 retail department stores in the following locations in North Carolina: Southgate Mall in Elizabeth City, Cross Creek Mall, Eutaw Village Shopping Center, and Tallywood Shopping Center in Fayetteville, Berkeley Mall in Goldsboro, Dare Center in Kill Devil Hills, Vernon Park Mall in Kinston, Parkway Plaza in Lexington, Scotland Crossing in Laurinburg, Biggs Park in Lumberton, Golden East Crossing in Rocky Mount, Pinecrest Plaza in Southern Pines, Washington Square Mall in Washington, White's Crossing in Whiteville, Independence Mall and Landfall Shopping Center in Wilmington, and Hanes Mall in Winston-Salem. The stores in Wilmington are managed out of the Nipper group office in Summerville, South Carolina. The stores in Winston-Salem and Lexington are managed out of the Huffstetler group office in Greensboro, North Carolina. The remaining stores are managed out of the Howard group office in Fayetteville, North Carolina. The Company's stores operate in a manner consistent

         1751

with the business of the Belk Companies described in the Proxy Statement/Prospectus. The Company also owns and operates the Howard group office and operates a distribution center in a leased facility in Fayetteville. The Company also owns 6.8 acres in Fayetteville which it is holding for future development. The Howard group office provides buying, advertising, accounting, personnel and other services to the stores in the Howard group area and the distribution center provides receiving, marking and distribution services to the stores in the Howard group area. The Company closed its store at Park Hill Mall in Tarboro, North Carolina in January, 1998.


     The Company also has one wholly owned subsidiary, Belk Investment Co. In addition, the Company owns more than 50% of the capital stock of Belk-Lindsey Stores, Inc., Belk's Department Store of Mount Airy, North Carolina, Incorporated, Belk of Statesboro, Ga., Inc., and Parks-Belk Company of Clarksville, Tennessee. In addition, the Company owns approximately one-third of the capital stock of Belk Stores Services, Inc.


     Belk-Lindsey Stores, Inc., Belk's Department Store of Mount Airy, North Carolina, Incorporated, Belk of Statesboro, Ga., Inc., and Parks-Belk Company of Clarksville, Tennessee operate retail stores in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. Belk Stores Services, Inc. provides various administrative services to the Belk Companies. The services provided include: accounts payable and payroll services, merchandise buying, sales promotion, real estate management, store planning, employee benefits, training, loss prevention, management information services and legal, tax and accounting services.

     Facilities. The Company operates 17 stores, of which 11 are leased under long term-leases and six are owned by the Company. The leases have termination dates ranging from 1999 through 2009. The leases for the Southgate Mall store in Elizabeth City and the Tallywood Shopping Center store expire in 1999. The Company has options to renew the Southgate Mall lease through 2009. As for the Tallywood Shopping Center lease, the Company believes that renewal options at market rates will be available. The floor area of the leased buildings ranges from 32,000 to 104,000 square feet. The floor area of the owned buildings ranges from 58,000 to 236,000 square feet. The Company believes the facilities are adequate to meet its current needs, with the exception of the Cross Creek Mall store in Fayetteville. The Company's Board has approved a remodeling of the Cross Creek Mall store for 1998.

     The Company also owns an office building in downtown Charlotte that is leased to the Pennell group. In addition, the Company owns certain parking lots in downtown Charlotte.

     Competition. Specific competitors in the Company's markets include Dillard, Hecht's, Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1752

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(f)(g)(h).....................................  537,397.125        53.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(g)(h)(i)...........................................    317,166.5        31.4%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(g)(h)(j)...........................................    315,337.5        31.2%
John R. Belk (Director and Executive Officer)
  (b)(e)(g)(h)(k)...........................................    315,196.5        31.2%
Sarah Belk Gambrell (Director) (f)..........................  171,695.625        17.0%
David Belk Cannon (Director) (o)............................   26,316.000         2.6%
James K. Glenn, Jr. (Director) (n)..........................   43,793.000         4.3%
W. B. Beery, III (Director).................................    2,669.000            *
Leroy Robinson (b)(e).......................................  150,187.500        14.9%
Katherine McKay Belk (b)(e)(m)..............................  171,334.000        17.0%
Katherine Belk Morris (b)(e)(l).............................  165,902.250        16.4%
Troy M. Howard (Executive Officer)..........................            0            *
Pete Huffstetler (Executive Officer)........................            0            *
Thomas A. Nipper (Executive Officer)........................            0            *
Lars Petersen (Executive Officer)...........................            0            *
Bob Webster (Executive Officer).............................            0            *
Thomas M. Belk, Trustee U/A dated September 15, 1993........    136,692.5        13.5%
J. V. Properties............................................       91,368         9.0%
All Directors and Executive Officers as a group (11
  persons)..................................................      817,095        80.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; W. B. Beery, III -- 1919 Brookhaven Road, Wilmington, N.C. 28403; Troy M. Howard -- 4525 Camp Ground Road, Fayetteville, N.C. 28314; Pete
Huffstetler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Thomas A. Nipper, Lars Petersen, Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; J.V. Properties and Thomas M. Belk, Trustee U/A dated 1/15/93 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 22,478 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.


(b) Includes 13,495 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M.

         1753

     Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H.
     W. McKay Belk, John R. Belk and Leroy Robinson.

(c) Includes 839 shares held by Mary Claudia, Inc. of which John M. Belk is the majority shareholder.


(d) Includes 356 shares held by Claudia Watkins Belk Grantor Trust dated 2/23/96, and 947.375 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94 and 390 shares held by Claudia W. Belk, Trustee U/A f/b/o Mary Claudia Belk. Claudia W. Belk, Trustee, is John M. Belk's wife.


(e) Includes 136,692.5 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr.,
     H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(f) Includes 12,087 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(g) Includes 2,741 shares held by Belk Brothers of Monroe, North Carolina, Incorporated, 995 shares held by Belk-Harry Company, 2,107 shares held Belk's Department Store of Asheville, North Carolina, Incorporated, 469 shares held by Belk Department Store of Edenton, N.C., Inc., 46,726.25 shares held by Belk Finance Company, and 5,536 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(h) Includes 91,368 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.



(i) Includes 3,400 shares held by Thomas M. Belk, Jr. as custodian for his minor children, and 1,720 shares held as custodian for the minor children of his brother, H. W. McKay Belk.


(j) Includes 3,145 shares held by H. W. McKay Belk as custodian for his minor children.

(k) Includes 2,339 shares held by John R. Belk as custodian for his minor children.

(l) Includes 3,439 shares held by Katherine Belk Morris as custodian for her minor children.

(m) Includes 4,459 shares held by Katherine M. Belk as custodian for her minor grandchildren.


(n) Includes 17,448 shares held by James K. Glenn, Jr., Trustee under will of Daisy Belk Mattox, 4,580 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al and 9,161 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel, and 9,161 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(o) Includes 8,079 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

         1754

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP, Independent Auditors.......   F-2

Consolidated Balance Sheets.................................   F-3

Consolidated Statements of Income...........................   F-4

Consolidated Statements of Shareholders' Equity.............   F-5

Consolidated Statements of Cash Flows.......................   F-6

Notes to Consolidated Financial Statements..................   F-7

         1755

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Belk Enterprises, Inc., and Subsidiaries:

     We have audited the accompanying consolidated balance sheet of Belk Enterprises, Inc., and Subsidiaries as of February 1, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk Enterprises, Inc., and Subsidiaries at February 1, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," during fiscal year 1997.

                                          KPMG Peat Marwick LLP

Charlotte, North Carolina
November 14, 1997

         1756

                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                                1996           1997           1997
                                                            ------------   ------------   ------------
                                                            (UNAUDITED)                   (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 14,022,137   $ 16,034,982   $  4,493,635
  Accounts receivable, net................................    56,846,153     61,139,946     58,288,599
  Merchandise inventory...................................    76,676,096     76,348,212     87,029,218
  Prepaid income taxes....................................            --             --      2,466,545
  Receivables from affiliates.............................    50,593,033     74,168,408     45,027,190
  Deferred income taxes...................................     1,238,153        711,366        633,601
  Prepaid expenses and other current assets...............     4,307,873      3,334,808      1,912,023
                                                            ------------   ------------   ------------
Total current assets......................................   203,683,445    231,737,722    199,850,811
Deferred income taxes.....................................     1,696,535      1,073,543        956,365
Investments in unconsolidated entities....................    11,588,145     72,371,037     71,887,566
Investments...............................................    12,862,975     22,048,520     21,059,248
Property and equipment, net...............................    64,427,750     64,908,069     62,674,728
Other noncurrent assets...................................     2,693,595      2,338,977      3,336,741
                                                            ------------   ------------   ------------
Total assets..............................................  $296,952,445   $394,477,868   $359,765,459
                                                            ============   ============   ============

              LIABILITIES, DEFERRED INCOME, MINORITY INTEREST, AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable...........................................  $  1,134,726   $ 22,434,726   $ 23,254,726
  Accounts payable........................................    19,048,090     21,593,689     23,323,995
  Accrued expenses........................................     9,111,617      8,996,880     10,098,578
  Payables to affiliates..................................    49,465,020     63,870,533     36,777,330
  Accrued income taxes....................................       193,560      1,451,800             --
  Current installments of long-term debt and capital lease
    obligations...........................................    11,177,072     13,396,733     11,155,795
                                                            ------------   ------------   ------------
Total current liabilities.................................    90,130,085    131,744,361    104,610,424
Long-term debt and capital lease obligations, excluding
  current installments....................................    43,290,099     78,000,513     69,327,652
Deferred compensation.....................................     9,418,636      8,222,186      8,467,266
Other noncurrent liabilities..............................     1,261,155      1,526,657      1,731,291
                                                            ------------   ------------   ------------
Total liabilities.........................................   144,099,975    219,493,717    184,136,633
                                                            ------------   ------------   ------------
Deferred income...........................................     1,123,439      1,395,457      1,245,721
                                                            ------------   ------------   ------------
Minority interest.........................................    22,947,119     27,721,867     28,061,915
                                                            ------------   ------------   ------------
Shareholders' equity:
  Common stock; $1 par value; authorized 1,500,000 shares;
    issued and outstanding 1,009,973 shares...............     1,009,973      1,009,973      1,009,973
  Retained earnings.......................................   127,403,385    144,222,644    144,569,735
  Net unrealized gains on investments.....................       368,554        634,210        741,482
                                                            ------------   ------------   ------------
Total shareholders' equity................................   128,781,912    145,866,827    146,321,190
                                                            ------------   ------------   ------------
Total liabilities, deferred income, minority interest and
  shareholders' equity....................................  $296,952,445   $394,477,868   $359,765,459
                                                            ============   ============   ============

          See accompanying notes to consolidated financial statements.

         1757

                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                         FISCAL YEAR ENDED                     NINE MONTHS ENDED
                             ------------------------------------------   ---------------------------
                             JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 2,    NOVEMBER 1,
                                 1995           1996           1997           1996           1997
                             ------------   ------------   ------------   ------------   ------------
                             (UNAUDITED)    (UNAUDITED)                   (UNAUDITED)    (UNAUDITED)
Revenues...................  $374,457,278   $365,006,555   $347,885,356   $236,038,169   $235,450,711
Cost of goods sold
  (including occupancy and
  buying expenses).........   257,579,601    250,587,410    238,273,497    162,932,973    160,051,021
Selling, general and
  administrative
  expenses.................   101,620,924     99,977,203     92,460,215     68,184,614     64,456,859
Impairment charges.........            --             --      2,124,660      2,124,660             --
                             ------------   ------------   ------------   ------------   ------------
Income from operations.....    15,256,753     14,441,942     15,026,984      2,795,922     10,942,831
Interest expense, net......    (5,542,153)    (5,186,160)    (6,546,986)    (4,288,188)    (6,123,674)
Dividend income............       499,230        556,615        535,161        529,390        568,963
Gain (loss) on sale of
  property and equipment...      (539,964)       190,220     19,253,437     19,237,793         10,757
Gain (loss) on sale of
  investments..............            --         86,511         46,447         46,447         (1,890)
Loss on investment.........            --             --             --             --     (1,147,267)
Other, net.................      (324,147)       302,122        242,203         15,489       (295,751)
                             ------------   ------------   ------------   ------------   ------------
Income before income taxes,
  equity in earnings of
  unconsolidated entities
  and minority interest....     9,349,719     10,391,250     28,557,246     18,336,853      3,953,969
Income taxes...............     3,220,925      3,471,783     10,953,913      6,973,000      1,399,000
                             ------------   ------------   ------------   ------------   ------------
Income before equity in
  earnings of
  unconsolidated entities
  and minority interest....     6,128,794      6,919,467     17,603,333     11,363,853      2,554,969
Equity in earnings (loss)
  of unconsolidated
  entities, net of income
  taxes....................       823,020        271,137      6,736,637        (79,325)       101,716
Deduct (add) minority
  interest in earnings
  (loss) of subsidiaries...      (497,829)       317,305      5,401,119      4,294,576        441,144
                             ------------   ------------   ------------   ------------   ------------
Net income.................  $  7,449,643   $  6,873,299   $ 18,938,851   $  6,989,952   $  2,215,541
                             ============   ============   ============   ============   ============
Earnings per share.........  $       7.38   $       6.81   $      18.75   $       6.92   $       2.19
                             ============   ============   ============   ============   ============
Weighted average shares....     1,009,973      1,009,973      1,009,973      1,009,973      1,009,973
                             ============   ============   ============   ============   ============

          See accompanying notes to consolidated financial statements.

         1758

                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                               NET
                                                                           UNREALIZED
                                                 COMMON       RETAINED      GAINS ON
                                                 STOCK        EARNINGS     INVESTMENTS      TOTAL
                                               ----------   ------------   -----------   ------------
Balance at February 1, 1994 (unaudited)......  $1,009,973   $116,367,052    $     --     $117,377,025
Unrealized gains on investments, net of
  income taxes (unaudited)...................          --                    257,479          257,479
Cash dividends (unaudited)...................          --     (1,615,957)         --       (1,615,957)
Net income (unaudited).......................          --      7,449,643          --        7,449,643
Other (unaudited)............................          --       (166,877)         --         (166,877)
                                               ----------   ------------    --------     ------------
Balance at January 31, 1995 (unaudited)......   1,009,973    122,033,861     257,479      123,301,313
Unrealized gains on investments, net of
  income taxes (unaudited)...................          --             --     111,075          111,075
Cash dividends (unaudited)...................          --     (1,767,453)         --       (1,767,453)
Net income (unaudited).......................          --      6,873,299          --        6,873,299
Other (unaudited)............................          --        263,678          --          263,678
                                               ----------   ------------    --------     ------------
Balance at February 3, 1996..................   1,009,973    127,403,385     368,554      128,781,912
Unrealized gains on investments, net of
  income taxes...............................          --             --     179,352          179,352
Equity in net unrealized gains on investments
  held by unconsolidated entities............          --             --      86,304           86,304
Cash dividends...............................          --     (1,868,450)         --       (1,868,450)
Net income...................................          --     18,938,851          --       18,938,851
Other........................................          --       (251,142)         --         (251,142)
                                               ----------   ------------    --------     ------------
Balance at February 1, 1997..................   1,009,973    144,222,644     634,210      145,866,827
Unrealized gains on investments, net of
  income taxes (unaudited)...................          --             --      98,449           98,449
Equity in net unrealized gains on investments
  held by unconsolidated entities
  (unaudited)................................          --             --       8,823            8,823
Cash dividends (unaudited)...................          --     (1,868,450)         --       (1,868,450)
Net income (unaudited).......................          --      2,215,541          --        2,215,541
                                               ----------   ------------    --------     ------------
Balance at November 1, 1997 (unaudited)......  $1,009,973   $144,569,735    $741,482     $146,321,190
                                               ==========   ============    ========     ============

          See accompanying notes to consolidated financial statements.

         1759

                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                                 ---------------------------------------   --------------------------
                                                 JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,    NOVEMBER 1,
                                                    1995          1996          1997           1996          1997
                                                 -----------   -----------   -----------   ------------   -----------
                                                 (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income...................................  $ 7,449,643   $ 6,873,299   $18,938,851   $  6,989,952   $ 2,215,541
Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
  Deferred income taxes........................   (1,149,968)     (157,613)    1,149,779        475,000       132,000
  Deferred income..............................           --       220,753       272,018        108,180      (149,736)
  Depreciation and amortization................    9,561,095     9,379,909     8,408,129      6,146,553     6,243,386
  Impairment of long-lived assets..............           --            --     2,124,660      2,124,660            --
  Minority interest in consolidated
    subsidiaries...............................     (497,829)      317,305     5,401,119      4,294,576       441,144
  Loss (gain) on sale of property and
    equipment..................................      539,964      (190,220)  (19,253,437)   (19,237,793)      (10,757)
  Loss (gain) on sale of investments...........           --       (86,511)      (46,447)       (46,447)        1,890
  Loss on investment...........................           --            --            --             --     1,147,267
  Equity in (earnings) loss of unconsolidated
    entities, net of income taxes..............     (823,020)     (271,137)   (6,736,637)        79,325      (101,716)
  (Increase) decrease in:
    Accounts receivable, net...................    4,327,507     1,504,576    (4,580,572)      (314,973)    2,851,347
    Merchandise inventory......................    2,237,954     3,161,904      (267,455)   (14,718,522)  (10,681,006)
    Receivables from affiliates................   (7,639,591)  (12,196,641)  (23,575,375)    (3,663,915)   29,141,218
    Prepaid income taxes.......................           --            --            --       (668,479)   (2,466,545)
    Prepaid expenses and other assets..........      802,432     1,044,073     1,308,563        656,977       425,021
  Increase (decrease) in:
    Accounts payable and accrued expenses......     (166,144)     (505,071)    2,557,828      3,611,923     2,832,004
    Payables to affiliates.....................    2,595,718    10,735,939    13,580,394      5,021,907   (27,093,203)
    Accrued income taxes.......................     (227,434)     (133,272)    1,258,240       (193,560)   (1,451,800)
    Deferred compensation and other
      liabilities..............................    1,112,568     1,492,281      (930,194)      (879,801)      449,714
                                                 -----------   -----------   -----------   ------------   -----------
Net cash provided (used) by operating
  activities...................................   18,122,895    21,189,574      (390,536)   (10,214,437)    3,925,769
                                                 -----------   -----------   -----------   ------------   -----------
Cash flows from investing activities:
  Dividends received from unconsolidated
    entities...................................       45,329        79,354       207,756        207,756       530,950
  Purchases of investments.....................     (494,834)     (211,359)  (54,064,398)   (33,785,074)      (38,036)
  Purchases of property and equipment..........   (4,234,732)   (7,755,066)  (12,658,218)    (9,063,727)   (4,025,369)
  Proceeds from sale of property and
    equipment..................................      693,690       110,161    20,577,821     20,228,937        26,081
  Proceeds from sale of investments............           --       283,884       200,939        200,939         1,507
                                                 -----------   -----------   -----------   ------------   -----------
Net cash provided (used) by investing
  activities...................................   (3,990,547)   (7,493,026)  (45,736,100)   (22,211,169)   (3,504,867)
                                                 -----------   -----------   -----------   ------------   -----------
Cash flows from financing activities:
  Net proceeds from (payments on) lines of
    credit.....................................     (960,000)     (600,000)   21,300,000     18,049,999       820,000
  Proceeds from issuance of long-term debt.....    6,000,000            --    73,050,000     62,100,000            --
  Principal payments on long-term debt and
    capital lease obligations..................  (13,274,534)  (13,468,913)  (44,342,069)   (49,673,901)  (10,913,799)
  Dividends paid...............................   (1,615,957)   (1,767,453)   (1,868,450)    (1,868,450)   (1,868,450)
                                                 -----------   -----------   -----------   ------------   -----------
Net cash provided (used) by financing
  activities...................................   (9,850,491)  (15,836,366)   48,139,481     28,607,648   (11,962,249)
                                                 -----------   -----------   -----------   ------------   -----------
Net increase (decrease) in cash and cash
  equivalents..................................    4,281,857    (2,139,818)    2,012,845     (3,817,958)  (11,541,347)
Cash and cash equivalents at beginning of
  period.......................................   11,880,098    16,161,955    14,022,137     14,022,137    16,034,982
                                                 -----------   -----------   -----------   ------------   -----------
Cash and cash equivalents at end of period.....  $16,161,955   $14,022,137   $16,034,982   $ 10,204,179   $ 4,493,635
                                                 ===========   ===========   ===========   ============   ===========
Supplemental disclosures of cash flow
  information:
Interest paid..................................  $ 7,797,182   $ 7,933,279   $ 5,685,765   $  2,862,813   $ 6,380,474
Income taxes paid..............................    5,251,412     4,770,515     9,478,180      7,076,480     5,123,850
Supplemental schedule of noncash investing and
  financing activities:
Increase in investments in unconsolidated
  entities and long-term debt..................           --            --   $ 8,222,144   $ 13,838,728            --

          See accompanying notes to consolidated financial statements.

         1760

                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The consolidated financial statements of Belk Enterprises, Inc. and Subsidiaries, (hereafter referred to as "the Company") include the following majority owned subsidiaries:

         Belk of Statesboro, Ga., Inc. and Subsidiary
         Belk's Department Store of Mount Airy, North Carolina, Incorporated Belk-Lindsey Stores, Inc.
         Parks-Belk Company of Clarksville, Tennessee
         Belk Investment Company

     All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company operates retail department stores in North Carolina, Florida, Georgia, Tennessee, and South Carolina.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

     Starting in fiscal year 1996, the Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1996 and 1997 ended on February 3, 1996 and February 1, 1997 and included 368 and 365 days, respectively. Fiscal year 1995 ended on Tuesday, January 31, 1995 and included 364 days.

UNAUDITED FINANCIAL STATEMENTS

     The consolidated financial statements as of February 3, 1996 and for the years ended January 31, 1995 and February 3, 1996 and as of and for the periods ended November 2, 1996 and November 1, 1997 are unaudited. In the opinion of management, such consolidated financial statements reflect all adjustments necessary to present fairly the Company's financial position and results of operations and cash flows, but the consolidated financial statements for the interim periods ended November 2, 1996 and November 1, 1997 are not necessarily indicative of the results of operations for a full fiscal year.

REVENUES

     Revenues include sales from retail operations and leased departments, net of returns.

COSTS OF GOODS SOLD

     Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include the payroll and travel expenses associated with the buying function.

MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

FINANCE CHARGES

     Selling, general and administrative expenses in the consolidated statements of income are reduced by finance charge revenue arising from customer accounts receivable. Finance charge revenue amounted to approximately $7,920,000, $7,087,000 and $7,667,000 in fiscal years 1995, 1996 and 1997, respectively.

         1761
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY AND EQUIPMENT, NET

     Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PRE-OPENING COSTS

     Store pre-opening costs are expensed as incurred.

CASH EQUIVALENTS

     Cash equivalents include liquid investments with an original maturity of 90 days or less.

ADVERTISING

     Advertising costs are expensed as incurred and amounted to $11,732,086, $11,654,668 and $11,562,024 in fiscal years 1995, 1996 and 1997, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes various derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense. The fair values of the swap agreements are not recognized in the consolidated financial statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," during the first quarter of fiscal year 1997. This

         1762
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(3) ACCOUNTS RECEIVABLE, NET

     Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

     The Company provides an allowance for doubtful accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns and management judgment.

     Accounts receivable, net consists of:

                                                  FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                      1996           1997          1997
                                                  ------------   ------------   -----------
                                                  (UNAUDITED)                   (UNAUDITED)
Customer receivables............................  $56,926,594    $61,602,187    $59,273,044
Other...........................................    1,346,740      1,131,187        998,766
Less allowance for doubtful accounts............   (1,427,181)    (1,593,428)    (1,983,211)
                                                  -----------    -----------    -----------
Accounts receivable, net........................  $56,846,153    $61,139,946    $58,288,599
                                                  ===========    ===========    ===========

     Changes in allowance for doubtful accounts are as follows:

                                          FISCAL YEAR ENDED                  NINE MONTHS ENDED
                               ---------------------------------------   -------------------------
                               JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                  1995          1996          1997          1996          1997
                               -----------   -----------   -----------   -----------   -----------
                               (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Balance, beginning of
  period.....................  $1,533,720    $1,487,501    $1,427,181    $1,427,181    $1,593,428
Charged to expense...........   1,576,301     1,479,075     2,275,345     1,480,757     2,310,889
Net uncollectible balances
  written off................  (1,622,520)   (1,539,395)   (2,109,098)   (1,485,857)   (1,921,106)
                               ----------    ----------    ----------    ----------    ----------
Balance, end of period.......  $1,487,501    $1,427,181    $1,593,428    $1,422,081    $1,983,211
                               ==========    ==========    ==========    ==========    ==========

(4) INVESTMENTS IN UNCONSOLIDATED ENTITIES

     The Company's investments in the following unconsolidated entities include the unamortized excess of the Company's investment over its equity in the investments' net assets, if applicable. The excess was $548,000 at February 1, 1997, and is being amortized on a straight-line basis over a period of 15 years.

         1763
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The investments in unconsolidated entities and percentage owned are:

Belk's Department Store, Incorporated of Aiken, South
  Carolina..................................................  26.7%
Belk's Department Store of Boone, North Carolina,
  Incorporated..............................................  28.8
Belk Brothers Company and Subsidiaries......................  26.6
Belk's Department Store of Columbia, South Carolina,
  Incorporated..............................................  36.3
Belk of Miss., Inc..........................................  22.2
Belk of Dawson, Ga., Inc....................................  21.6
Belk Department Store of Eden, N.C., Inc....................  22.8
Belk Department Store of Edenton, N.C., Inc.................  25.1
Belk Department Store of Elkin, N.C., Inc...................  25.3
Belk's Department Store of Florence, S.C., Incorporated.....  25.4
Belk Department Store of Greenville, N.C., Inc..............  20.7
Belk of Lawrenceville, Ga., Inc.............................  21.6
Belk of Virginia, Inc. and Subsidiaries.....................  40.6
Belk of Thomaston, Ga., Inc. and Subsidiary.................  41.6
Belk of Thomasville, N.C., Inc..............................  28.3
Belk of Thomson, Ga., Inc...................................  30.8
Belk of Washington, Ga., Inc................................  23.2
Belk Department Store of Waynesville, N.C., Inc.............  37.7
Belk of Canton, Ga., Inc....................................  24.7

     Condensed combined financial information of the unconsolidated entities is as follows:

                                               JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                   1995           1996           1997
                                               ------------   ------------   ------------
                                               (UNAUDITED)    (UNAUDITED)
Current assets...............................  $157,927,992   $155,905,182   $266,587,263
Noncurrent assets............................   139,666,899    233,295,082    313,645,412
Current liabilities..........................    52,491,215    149,054,703    191,313,687
Noncurrent liabilities.......................    94,742,451     82,901,207    141,466,865
Shareholders' equity ........................   150,361,225    157,244,354    247,452,123
Revenues.....................................   373,189,328    367,937,180    682,269,208
Net income...................................    10,257,625      9,119,486     57,579,336

(5) INVESTMENTS

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities," the Company classifies all equity securities with a readily determinable market value as available-for-sale securities.

     Details of the equity investments in available-for-sale securities are as follows:

                                                       FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                          1996          1997          1997
                                                       -----------   -----------   -----------
                                                       (UNAUDITED)                 (UNAUDITED)
Cost.................................................   $  6,117      $  6,117     $    6,117
Gross unrealized gains...............................    605,695       900,269      1,061,661
                                                        --------      --------     ----------
Fair value of securities.............................   $611,812      $906,386     $1,067,778
                                                        ========      ========     ==========

     Gains and losses on sales of securities are recognized when realized on a specific identification basis. Gross realized gains (losses) included in income at February 3, 1996, February 1, 1997 and November 1, 1997 were $86,511, $46,447 and $(1,890), respectively.

         1764
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values are recorded at original cost when ownership is less than 20%. Any such investments owned 20% or more but not greater than 50% are accounted for on the equity method of accounting. Investments that were previously accounted for on the cost method may become qualified for use of the equity method. The carrying amount of those investments are adjusted to reflect the investor's share of the income, losses and dividends received from the investees.

     The Company owns 10.9% of TAGS Stores, LLC (TAGS) and, accordingly, accounts for its investment in TAGS on a cost basis. In September 1997, the managers and the advisory board of TAGS adopted a formal plan to liquidate its operation during the 1997 Christmas retailing season. During the nine months ended November 1, 1997 the Company reduced its investment in TAGS by $1,147,267 to the estimated net realizable value of its investment.

(6) PROPERTY AND EQUIPMENT, NET

     Details of property and equipment are as follows:

                                      ESTIMATED   FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                        LIVES         1996           1997           1997
                                      ---------   ------------   ------------   ------------
                                                  (UNAUDITED)                   (UNAUDITED)
Land................................      N/A     $  3,439,192   $  3,375,261   $  3,375,261
Buildings...........................    30-50       74,637,761     73,390,279     75,055,702
Furniture, fixtures and equipment...      5-7       61,865,269     63,582,415     65,015,017
Construction in progress............      N/A        1,915,052      1,021,061      1,423,749
                                                  ------------   ------------   ------------
                                                   141,857,274    141,369,016    144,869,729
Less accumulated depreciation and
  amortization......................               (77,429,524)   (76,460,947)   (82,195,001)
                                                  ------------   ------------   ------------
Property and equipment, net.........              $ 64,427,750   $ 64,908,069   $ 62,674,728
                                                  ============   ============   ============

(7) ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                    FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                       1996          1997          1997
                                                    -----------   -----------   -----------
                                                    (UNAUDITED)                 (UNAUDITED)
Salaries, wages and employee benefits.............  $4,303,864    $3,517,555    $ 2,613,753
Interest..........................................     285,609     1,969,875      1,713,075
Rent..............................................   1,052,716     1,026,864        981,339
Taxes, other than income..........................     997,580       621,500      1,267,218
Other.............................................   2,471,848     1,861,086      3,523,193
                                                    ----------    ----------    -----------
                                                    $9,111,617    $8,996,880    $10,098,578
                                                    ==========    ==========    ===========

         1765
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(8) BORROWINGS

     Long-term debt, principally due to banks, and capital lease obligations consist of the following:

                                               FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                                   1996           1997           1997
                                               ------------   ------------   ------------
                                               (UNAUDITED)                   (UNAUDITED)
7.5% unsecured notes payable in installments,
  through March 2000.........................  $         --   $  8,222,144   $  6,166,608
Variable rate unsecured term loan payable in
  installments through October 2003; interest
  payable at 125 basis points above LIBOR
  (5.65% at November 1, 1997)................            --     76,600,000     68,976,640
Unsecured term loan agreement with a related
  party, payable in installments through
  2006, (interest payable at 100 basis points
  above secondary market 30 day CD rate).....            --      2,147,022      2,147,022
Unsecured term loan agreements, (interest
  payable at 50 basis points above LIBOR)....    52,941,718      3,056,672              -
Unsecured term loan agreement due 2002
  (interest payable at 80 basis points above
  LIBOR).....................................            --              -      1,950,000
Capital lease obligations....................     1,525,453      1,371,408      1,243,177
                                               ------------   ------------   ------------
                                                 54,467,171     91,397,246     80,483,447
Less current installments....................   (11,177,072)   (13,396,733)   (11,155,795)
                                               ------------   ------------   ------------
Long-term debt and capital lease obligations,
  excluding current installments.............  $ 43,290,099   $ 78,000,513   $ 69,327,652
                                               ============   ============   ============

     The annual maturities of long-term debt and capital lease obligations over the next five years as of February 1, 1997 are $13,396,733, $11,158,852, $12,054,808, $12,427,856 and $12,748,011.

     The Company's term loan agreements contain, among other provisions and covenants, restrictions relating to the creation of additional funded debt, except as permitted, and the disposal, expansion or purchase of fixed assets, except as permitted. In addition, the Company must maintain at the end of any fiscal year a maximum ratio of consolidated debt to consolidated total tangible capital, as defined and a minimum consolidated tangible net worth, as defined. The Company must also maintain at the end of each fiscal quarter, a minimum fixed charge coverage ratio, as defined. The Company was in compliance with the provisions and covenants of the term loan agreements as of February 1, 1997.

     The covenants also include a restriction on dividend payments. The Company can only declare dividends from operating profits from the preceding fiscal year. At February 1, 1997, the Company had $125,283,793 of retained earnings unavailable for dividend payments.

     The Company is a guarantor on two term loan agreements with a bank for two other companies in the Belk organization totaling approximately $149 million as of February 1, 1997.

     The Company has entered into an interest rate swap agreement with a financial institution to manage the exposure to changes in interest rates on its LIBOR based indebtedness. The amount of indebtedness covered by the interest rate swap is $25 million through April 1999.

     At February 1, 1997, the Company has unsecured line of credit agreements totaling $51,150,000 with banks at interest rates quoted by the banks (which historically have been approximately 80 basis points above LIBOR). Amounts outstanding at February 3, 1996, February 1, 1997 and November 1, 1997 were $1,000,000, $22,300,000, and $23,120,000, respectively.

         1766
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(9) LEASES

     The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 10 years. The leases usually contain renewal options and provide for payment by the lessee of real estate and other expenses and, in certain instances, increased rentals based on percentages of sales.

     Future minimum lease payments under noncancelable leases as of February 1, 1997 were as follows:

FISCAL YEAR                                                    CAPITAL      OPERATING
-----------                                                   ----------   -----------
1998........................................................  $  304,408   $ 3,950,619
1999........................................................     304,408     3,707,902
2000........................................................     304,408     3,418,559
2001........................................................     304,408     3,208,955
2002........................................................     304,408     3,163,710
After 2002..................................................     304,408    19,676,164
                                                              ----------   -----------
Total.......................................................   1,826,448   $37,125,909
                                                                           ===========
Less imputed interest.......................................    (455,040)
                                                              ----------
Present value of minimum lease payments.....................   1,371,408
Less current portion........................................    (170,975)
                                                              ----------
Obligation under capital lease, excluding current portion...  $1,200,433
                                                              ==========

     Rental expense for all operating leases consists of the following:

                                                                FISCAL YEAR ENDED
                                                     ---------------------------------------
                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)
Buildings:
  Minimum rentals..................................  $4,625,436    $4,211,578    $4,329,000
  Contingent rentals...............................     507,152       770,559       824,626
Equipment..........................................     474,766       469,708       349,438
                                                     ----------    ----------    ----------
Total rental expense...............................  $5,607,354    $5,451,845    $5,503,064
                                                     ==========    ==========    ==========

     Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities.

         1767
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(10) INCOME TAXES

     Federal and state income tax expense (benefit) was as follows:

                                         FISCAL YEAR ENDED                  NINE MONTHS ENDED
                              ---------------------------------------   -------------------------
                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                 1995          1996          1997          1996          1997
                              -----------   -----------   -----------   -----------   -----------
                              (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Current:
  Federal...................  $3,276,493    $2,840,677    $ 8,288,942   $5,603,000    $1,073,000
  State.....................   1,094,400       788,719      1,515,192      895,000       194,000
                              ----------    ----------    -----------   ----------    ----------
                               4,370,893     3,629,396      9,804,134    6,498,000     1,267,000
Deferred:
  Federal...................    (986,351)      (52,619)       821,277      302,000        93,000
  State.....................    (163,617)     (104,994)       328,502      173,000        39,000
                              ----------    ----------    -----------   ----------    ----------
                              (1,149,968)     (157,613)     1,149,779      475,000       132,000
                              ----------    ----------    -----------   ----------    ----------
Income taxes................  $3,220,925    $3,471,783    $10,953,913   $6,973,000    $1,399,000
                              ==========    ==========    ===========   ==========    ==========

     A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rate of 34% is as follows:

                                                               FISCAL YEAR ENDED
                                                    ---------------------------------------
                                                    JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                       1995          1996          1997
                                                    -----------   -----------   -----------
                                                    (UNAUDITED)   (UNAUDITED)
Income tax at the statutory federal rate..........  $3,178,904    $3,533,025    $ 9,995,036
State income taxes, net of federal income tax
  benefit.........................................     614,317       451,259      1,198,401
Other.............................................    (572,296)     (512,501)      (239,524)
                                                    ----------    ----------    -----------
Income taxes......................................  $3,220,925    $3,471,783    $10,953,913
                                                    ==========    ==========    ===========

         1768
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consists of:

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                              (UNAUDITED)
Deferred tax assets:
  Benefit plan costs........................................  $3,895,481    $3,564,877
  Tax carryovers............................................   1,573,989       833,262
  Inventory capitalization..................................     666,711       696,692
  Allowance for doubtful accounts...........................     533,710       606,693
  Developer incentives......................................     276,955       400,718
  Capital leases............................................     354,871       328,212
                                                              ----------    ----------
Gross deferred tax assets...................................   7,301,717     6,430,454
Less valuation allowance....................................    (812,413)     (783,121)
                                                              ----------    ----------
Net deferred tax assets.....................................   6,489,304     5,647,333
Deferred tax liabilities:
  Property and equipment....................................   2,819,936     2,492,431
  Prepaid pension costs.....................................     497,736       355,822
  Investment securities.....................................     236,944       352,163
  Other.....................................................          --       662,008
                                                              ----------    ----------
Gross deferred tax liabilities..............................   3,554,616     3,862,424
                                                              ----------    ----------
Net deferred tax assets.....................................  $2,934,688    $1,784,909
                                                              ==========    ==========

     The change in the valuation allowance was an increase (decrease) of $18,501 and $(29,292) in the years ended February 3, 1996 and February 1, 1997, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     At February 1, 1997, the Company has gross operating loss carryforwards for state income tax purposes of $13,556,000, offset by a gross valuation allowance of $13,052,000, which are available to offset future state taxable income, if any, through 2011. In addition, the Company has alternative minimum tax credit carry forwards of $25,000 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

(11) BENEFIT PLANS

     The Company participates in the Belk Pension Plan, a defined benefit multi-employer plan that covers substantially all of the employees of the Belk companies. Pension expense allocated to the Company was $367,667, $443,563 and $408,095 for fiscal years 1995, 1996 and 1997, respectively. Because the Belk Pension Plan is a multi-employer plan, allocation of plan assets to the Company is not practical.

     The Company also participates in the Belk Employees' Group Medical Plan that provides medical benefits to substantially all employees of the Belk companies. This Plan is "self-funded" for medical benefits through a 501(c)(9) Trust. The Company participates in the Group Life Insurance Plan that provides life insurance to its employees, and is fully insured through a contract issued by an insurance company. Contributions by the Company under the Belk Employees' Group Medical Plan and the Group Life Insurance Plan amounted to approximately $2,635,000, $2,597,000 and $2,608,000 in fiscal years 1995, 1996 and 1997, respectively.

         1769
                    BELK ENTERPRISES, INC., AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company participates in the Belk Profit Sharing Plan, a contributory, defined contribution multi-employer plan that provides benefits for substantially all employees of the Belk companies. The costs of the plan generally represent 10% of profits, as defined, and amounted to $1,566,017, $1,252,218 and $1,319,964 in fiscal years 1995, 1996 and 1997, respectively.

     The Company participates in the Supplemental Executive Retirement Plan
(SERP), a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were $642,722, $752,403 and $335,225, in fiscal years 1995, 1996 and 1997, respectively. The effective discount rate used in determining the net periodic SERP cost was 8.5% for fiscal years 1995 and 1996, and 7.25% for fiscal year 1997. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

     Certain eligible employees also participate in a non-qualified Deferred Compensation Plan (DCP). Participants in the plan have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates between 9% and 15%. Total interest expense related to this plan and charged to operations was $651,958, $715,697 and $630,010, in fiscal years 1995, 1996 and 1997, respectively.

     The Company provides postretirement benefits to certain retired employees in the form of medical and life insurance premiums. The Company recorded approximately $372,000, $358,000 and $342,000 as selling, general and administrative expense in fiscal years 1995, 1996 and 1997, respectively.

(12) RELATED PARTY TRANSACTIONS

     The Belk Center, Inc. services the Company's customer accounts receivable. The Company paid The Belk Center, Inc. approximately $3,939,000, $4,136,000 and $4,075,000 during 1995, 1996 and 1997, respectively, for these services.

     Various other selling, general, administrative and transaction processing services are provided by Belk Store Services, Inc. ("BSS"). The Company paid BSS approximately $7,242,000, $7,904,000 and $6,482,000 during 1995, 1996 and 1997, respectively, for these services, not including transaction processing services. The Company paid approximately $4,698,000, $4,973,000 and $5,118,000 during 1995, 1996 and 1997, respectively, for transaction processing fees.

     The Company had a demand deposit with an affiliated company at January 31, 1995, February 3, 1996 and February 1, 1997 of $9,100,000, $9,193,267 and
$6,122,703, respectively, which is included in cash and cash equivalents in the accompanying consolidated balance sheets.

     The Company may participate in operational, investing and financing activities with other Belk companies. Receivables from and payables to affiliates within the consolidated entity have been eliminated.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments which are short-term in nature, such as cash and cash equivalents, accounts receivable, receivables from affiliates, accounts payable, payables to affiliates, accrued expenses and lines of credit, carrying values approximate fair values.

     The carrying values of the Company's fixed and variable rate long-term debt and notes payable are reasonable estimates of fair value.

     The fair value of interest rate swap agreements is the estimated amount that the Company would pay to terminate the swap agreement, taking into account current credit worthiness of the swap counterparties. The fair value of these agreements was ($1,647,527) at November 1, 1997. The interest rate swap agreements have no carrying value.

         1770

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1771

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1772

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1773

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1774

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1775

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1776

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                       NET INCOME                                  SHAREHOLDERS'
                                        NET SALES      (LOSS)(1)       EBIT(2)       EBITDA(2)        EQUITY
                                      -------------   ------------   ------------   ------------   -------------
Per Shareholders' Statement.........  $ 347,885,356   $ 18,938,851   $ 37,270,794   $ 45,678,923   $145,866,827
Adjustments to eliminate less than
  wholly-owned subsidiaries.........   (137,111,162)   (12,313,084)   (21,523,198)   (25,055,933)   (44,240,353)
Less: Leased sales..................     (5,091,457)            --             --             --             --
                                      -------------   ------------   ------------   ------------   ------------
Adjusted Shareholders' Statement....  $ 205,682,737      6,625,767     15,747,596     20,622,990    101,626,474
                                      =============   ------------   ------------   ------------   ------------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.....                      (213,405)      (333,116)      (333,116)
  Gain/loss on sale of securities...                       (29,756)       (46,448)       (46,448)
  Impairment loss...................                            --             --             --
  Equity in earnings of
    unconsolidated subsidiaries.....                            --             --             --
  Gain/loss on discontinued
    operations......................                            --             --             --
  Adjustment to tax expense.........                            --             --             --
                                                      ------------   ------------   ------------
Total non-operating items...........                      (243,161)      (379,564)      (379,564)
                                                      ------------   ------------   ------------
Other Adjustments:
  Adjustment for dividends received
    from other Belk entities........                      (480,565)      (750,139)      (750,139)            --
  Adjustment for ownership in other
    Belk entities...................                            --             --             --    (92,916,264)
                                                      ------------   ------------   ------------   ------------
Per Model...........................                  $  5,902,041   $ 14,617,893   $ 19,493,287   $  8,710,210
                                                      ============   ============   ============   ============

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.........  $ (16,034,980)
    Negative cash balances
      reclassified to accounts
      payable.......................             --
    Receivables from affiliates,
      net...........................             --
    Loans receivable from
      affiliates, net...............    (27,991,442)
  Liabilities
    Notes payable...................     24,490,262
    Current installments of
      long-term debt................     11,131,672
    Current portion of obligations
      under capital leases..........        170,975
    Payables to affiliates, net.....     19,442,192
    Long-term debt, excluding
      current installments..........     74,691,608
    Obligations under capital
      leases, excluding current
      portion.......................      1,200,433
    Loans payable to affiliates,
      net...........................             --
                                      -------------
Net debt (cash).....................     87,100,720
Adjustments to eliminate less than
  wholly-owned subsidiaries.........     11,063,741
                                      -------------
Per Model...........................  $  98,164,461
                                      =============

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1777

                                                               SUPPLEMENT NO. 41
         1778

                             BELK ENTERPRISES, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 12:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 41
         1779

            BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Matthews Company of Cherryville, N.C., Incorporated (the "Company"), to be held on April 15, 1998, at 12:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 27.9259 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 24,686 shares of New Belk Class A Common Stock which will represent approximately 0.0411% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (42)
         1780

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1781

            BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Matthews Company of Cherryville, N.C., Incorporated (the "Company") will be held on April 15, 1998, at 12:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 27.9259 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1782

            BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED

                               SUPPLEMENT NO. 42

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 42 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1783

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1936. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 12:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 27.9259 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,117 shares of Common Stock outstanding held of record by 39 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 66.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1784

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the uncertain prospects for the Company's store in its current location. The store is located in a relatively small market that is also close to larger markets with larger Belk stores and other competitors. The prospects for growth of the Company's store may be limited because of the size of its market and its close proximity to such competitors. The Merger would allow the Company to share with New Belk the risk associated with the Company's current market situation and to participate in the growth of other Belk stores located in markets with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer

         1785

restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Transferee, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same
         1786

restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them
         1787

adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         1788

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         1789

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         1790

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         1791

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         1792

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         1793

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if the (i) shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         1794

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         1795

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1796

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                              NET DEBT         RELATIVE
METHODOLOGY                ACTUAL     ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------               --------    --------    --------    ---------    ----------------
Net Sales...............  $755,919    $755,919       0.6      $(147,567)       $601,119
EBITDA..................    40,291      37,901         7       (147,567)        412,874
EBIT....................    32,184      29,794        10       (147,567)        445,507
Net Income..............    27,974      26,081        15             --         391,215
Book Equity.............   545,467     545,262         1             --         545,262

         1797

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $N/A                =        N$/A
                                                                                        --------
Total                                                                                  N$/A
                                                                                        ========
Relative Operating Value of Company                                                     $601,119
Relative Operating Value of Other Companies Owned by Company                  +               --
                                                                                        --------
Total Relative Value of Company                                               =         $601,119
                                                                                        ========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          11.6831%          X         $601,119           =         $ 70,229
Belk Enterprises,
  Inc.                           .1343           X          601,119           =              807
Mathews-Belk Company            9.0421           X          601,119           =           54,354
                                                                                        --------
Total                                                                                   $125,390
                                                                                        ========
Total Relative Value of Company                                                         $601,119
Total Relative Value of Company Owned by Other Belk Companies                 -          125,390
                                                                                        --------
Net Relative Value of Company                                                 =         $475,728
                                                                                        ========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
          $475,728               /          $1,156,226,577            =               .0411%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON            APPLICABLE EXCHANGE
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                       RATIO
   (.0411%               X        59,998,834)         /             884            =          27.9259


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1798

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 25.04
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        488.33
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         26.81
  Dividends(2)..............................................          7.26
  Book value per share......................................        349.63


---------------

(1) Based on 1,117 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,117 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for New Belk Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1799

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $   833       $   780       $   756
Net income..................................................         37            13            28
Per common share
  Net income (loss)(1)......................................      33.47         11.39         25.04
  Dividends.................................................      25.00         25.00         15.00
  Book value(2).............................................     491.90        478.29        488.33
Total assets................................................        602           602           616
Shareholders' equity........................................        549           534           545

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................     $521          $513
Income from operations......................................        5             5

---------------


(1) Based on 1,117 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,117 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1800

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in downtown Cherryville, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company owns a portion of the store property and building, which contains 12,000 square foot of floor area. The Company leases the remaining portion of the store building. The Company has no lease renewal options remaining, and the Company is currently evaluating the prospects of continuing operations in this market.

     Competition. The Company's principal competitor is Wal-Mart in Lincolnton, North Carolina; but it also competes with larger Belk stores and other competitors in nearby Gastonia, Lincolnton and Shelby.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1801

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     402.0           36.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................     290.0           26.0%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................     290.0           26.0%
John R. Belk (Director and Executive Officer) (a)(c)(d).....     290.0           26.0%
Henderson Belk (Director) (b)...............................      50.0            4.5%
Sarah Belk Gambrell (b).....................................     135.5           12.1%
David Belk Cannon (Director) (f)............................      88.0            7.9%
James K. Glenn, Jr. (Director) (e)..........................      93.0            8.3%
Leroy Robinson (Director) (a)...............................      57.0            5.1%
B. Frank Matthews, II (Director and Executive Officer)
  (g)(h)....................................................     139.5           12.5%
Eugene Robinson Matthews (Director and Executive Officer)...      25.0            2.2%
Katherine McKay Belk (a)....................................      57.0            5.1%
Katherine Belk Morris (a)...................................      60.0            5.4%
Elizabeth Matthews Welton Family Limited Partnership Phase
  II........................................................      80.0            7.2%
Annabelle Z. Royster (g)....................................      64.0            5.7%
Milburn Investment Company..................................      57.0            5.1%
J.V. Properties.............................................     130.5           11.7%
Matthews-Belk Company.......................................     101.0            9.0%
First Union National Bank of N.C., B. Frank Matthews, II and
  Annabelle Z. Royster, Co-Trustees under the will of J.H.
  Matthews, Jr. ............................................      62.0            5.6%
All Directors and Executive Officers as a group (10
  persons)..................................................     747.5           66.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28210; David Belk Cannon -- 1607
W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II and Eugene Robinson
Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; Annabelle Z.
Royster -- 3621 Club Colony Drive West, Gastonia, N.C. 28052; Milburn Investment Company, J.V. Properties and Matthews-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; First Union National Bank -- Sherry Ross, 2 First Union Center (NC-1159), Charlotte, N.C. 28288-1159.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 57 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M.

         1802

     Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 50 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 1.5 shares held by Belk Enterprises, Inc. and 101 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 130.5 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(e) Includes 55 shares held by James K. Glenn, Jr., Trustee under will of Daisy Belk Mattox and 36 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(f) Includes 8 shares held by Residuary Trust U/W of Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(g) Includes 62 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the will of J.H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.


(h)  Includes 4 shares held by B. Frank Matthews, II's wife, Betty Choate
     Matthews.

         1803

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1804

            BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 15,293      $ 15,691
  Accounts receivable, net..................................    110,449       123,897
  Merchandise inventory.....................................    239,973       244,137
  Receivable from affiliates, net...........................    124,582       131,877
  Refundable income taxes...................................         43            --
  Deferred income taxes.....................................      1,600            --
  Other.....................................................      8,074         7,061
                                                               --------      --------
Total current assets........................................    500,014       522,663
Investments.................................................        205           205
Property, plant and equipment, net..........................     96,349        88,242
Deferred income taxes.......................................         --           242
Other noncurrent assets.....................................      4,955         4,300
                                                               --------      --------
                                                               $601,523      $615,652
                                                               ========      ========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................   $ 54,498      $ 51,596
  Deferred income taxes.....................................         --           955
  Accrued income taxes......................................        217         4,899
                                                               --------      --------
Total current liabilities...................................     54,715        57,450
Deferred income taxes.......................................        909            --
Other noncurrent liabilities................................     11,651        12,735
                                                               --------      --------
Total liabilities...........................................     67,275        70,185
Shareholders' equity:
  Common stock..............................................    111,700       111,700
  Retained earnings.........................................    422,548       433,767
                                                               --------      --------
Total shareholders' equity..................................    534,248       545,467
                                                               --------      --------
                                                               $601,523      $615,652
                                                               ========      ========

         1805

            BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Net sales...................................................   $833,071      $780,119      $755,919
Operating costs and expenses................................    788,295       767,256       726,386
                                                               --------      --------      --------
Income from operations......................................     44,776        12,863        29,533
                                                               --------      --------      --------
Other income (expense):
  Interest, net.............................................      3,922         4,200         3,132
  Gain (loss) on sale of securities.........................         --            --         2,388
  Miscellaneous, net........................................     (1,144)         (945)          263
                                                               --------      --------      --------
Total other expense, net....................................      2,778         3,255         5,783
                                                               --------      --------      --------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............     47,554        16,118        35,316
Income tax expense (benefit)................................     10,173         3,395         7,342
                                                               --------      --------      --------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................     37,381        12,723        27,974
                                                               --------      --------      --------
Net earnings................................................     37,381        12,723        27,974
Retained earnings at beginning of period....................    428,294       437,750       422,548
Dividends paid..............................................    (27,925)      (27,925)      (16,755)
                                                               --------      --------      --------
Retained earnings at end of period..........................   $437,750      $422,548      $433,767
                                                               ========      ========      ========

         1806

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1807
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1808

                                    ANNEX A
                        DISSENTER'S RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1809

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1810

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1811

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1812

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1813

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1814

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                  NET SALES   (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                  ---------   ----------   -------   ---------   -------------
Per Shareholders' Statement.....................  $ 755,919    $27,974     $32,182    $40,289      $545,467
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................         --         --         --          --            --
                                                  ---------    -------     -------    -------      --------
Adjusted Shareholders' Statement................  $ 755,919     27,974     32,182      40,289       545,467
                                                  =========    -------     -------    -------      --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.................                    --         --          --
  Gain/loss on sale of securities...............                (1,893)    (2,388)     (2,388)
  Impairment loss...............................                    --         --          --
  Equity in earnings of unconsolidated
    subsidiaries................................                    --         --          --
  Gain/loss on discontinued operations..........                    --         --          --
  Adjustment to tax expense.....................                    --         --          --            --
                                                               -------     -------    -------
Total non-operating items.......................                (1,893)    (2,388)     (2,388)
                                                               -------     -------    -------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities...............................                    --         --          --
  Adjustment for ownership in other Belk
    entities....................................                                                       (205)
                                                               -------     -------    -------      --------
Per Model.......................................               $26,081     $29,794    $37,901      $545,262
                                                               =======     =======    =======      ========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents.....................  $ (15,690)
    Negative cash balances reclassified to
      accounts payable..........................         --
    Receivables from affiliates, net............   (131,877)
    Loans receivable from affiliates, net.......         --
  Liabilities
    Notes payable...............................         --
    Current installments of long-term debt......         --
    Current portion of obligations under capital
      leases....................................         --
    Payables to affiliates, net.................         --
    Long-term debt, excluding current
      installments..............................         --
    Obligations under capital leases, excluding
      current portion...........................         --
    Loans payable to affiliates, net............         --
                                                  ---------
Net debt (cash).................................   (147,567)
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................         --
                                                  ---------
Per Model.......................................  $(147,567)
                                                  =========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1815

                                                               SUPPLEMENT NO. 42
         1816

            BELK-MATTHEWS COMPANY OF CHERRYVILLE, N.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 12:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 42
         1817

                  BELK DEPARTMENT STORE OF CLINTON, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Clinton, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 110.8714 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 409,836 shares of New Belk Class A Common Stock which will represent approximately 0.6831% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (43)
         1818

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1819

                  BELK DEPARTMENT STORE OF CLINTON, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF CLINTON, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Clinton, N.C., Inc. (the "Company") will be held on April 16, 1998, at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 110.8714 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1820

                  BELK DEPARTMENT STORE OF CLINTON, N.C., INC.

                               SUPPLEMENT NO. 43

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 43 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF CLINTON, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1821

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1928. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 110.8714 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,169 shares of Common Stock outstanding held of record by 59 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 60.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1822

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 2 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,000 shares of Common Stock.

         1823

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the
         1824

holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate
         1825

number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

         1826

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of
         1827

incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares

         1828

entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

         1829

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain

         1830

circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

         1831

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization
         1832


Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited, (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine

         1833

the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1834

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

     The following table shows the method used to calculate the Relative Operating Value for the Company, based on each separate methodology:

                                                                 NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE     (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ---------    ----------------
Net Sales............  $12,053,150    $12,053,150      0.6       $(516,907)     $ 7,748,798
EBITDA...............    1,135,124      1,135,125        7        (516,907)       8,462,783
EBIT.................    1,015,375      1,015,376       10        (516,907)      10,670,668
Net Income...........      609,592        609,592       15              --        9,143,880
Book Equity..........    4,768,068      4,588,134        1              --        4,588,134

         1835

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Greenville,
  N.C., Inc.                     .2866%          X        $25,446,468         =        $    72,930
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                           .5453           X         29,859,959         =            162,826
Belk's Department
  Store of
  Rockingham, N.C.,
  Incorporated                  4.8242           X          2,851,585         =            137,566
                                                                                       -----------
Total                                                                                  $   373,322
                                                                                       ===========

Relative Operating Value of Company                                                    $10,670,668
Relative Operating Value of Other Companies Owned by Company                  +            373,322
                                                                                       -----------
Total Relative Value of Company                                               =        $11,043,990
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Department Store
  of Ahoskie, N.C.,
  Inc.                          3.5403%          X        $11,043,990         =        $   390,990
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                  1.2575           X         11,043,990         =            138,878
Belk Brothers Company          10.4372           X         11,043,990         =          1,152,683
Belk Enterprises,
  Inc.                          4.9526           X         11,043,990         =            546,965
Belk Finance Company            2.6698           X         11,043,990         =            294,852
Belk's Department
  Store of Morehead
  City, N.C., Inc.              5.6297           X         11,043,990         =            621,744
                                                                                       -----------
Total                                                                                  $ 3,146,113
                                                                                       ===========

Total Relative Value of Company                                                        $11,043,990
Total Relative Value of Company Owned by Other Belk Companies                 -          3,146,113
Net Relative Value of Company                                                 =        $ 7,897,878
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $7,897,878              /          $1,156,226,577            =               .6831%

         1836

     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.6831%               X        59,998,834)         /         3,696.5            =         110.8714


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1837

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  117.93
  Dividends(2)..............................................          22.50
  Book value per share(3)...................................         922.44
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Diviends(2)...............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         106.44
  Dividends(2)..............................................          28.83
  Book value per share......................................       1,388.11


---------------

(1) Based on 5,169 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,169 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1838

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $10,736       $11,412       $12,053
Net income..................................................        390           454           610
Per common share
  Net income (loss)(1)......................................      75.31         87.76        117.93
  Dividends.................................................      15.09         20.00         22.50
  Book value(2).............................................     751.38        822.96        922.44
Total assets................................................      4,564         5,142         6,060
Shareholders' equity........................................      3,884         4,254         4,768

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $8,225        $8,494
Income from operations......................................       561           655

---------------


(1) Based on 5,169 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,169 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1839

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in the following locations in North Carolina: Coharie Plaza in Clinton and Riverbirch Corner in Sanford. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Howard group office in Fayetteville, North Carolina.

     Facilities. The Company operates two stores, both of which are leased under long-term leases. The store leases have termination dates of 2002 and 2004. The floor area of the leased buildings is 36,000 and 42,000 square feet. The Company believes these facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1840

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................    2,117.25         41.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(d)(e)..............................................    1,743.25         33.7%
H. W. McKay Belk (Director and Executive Officer)
  (a)(b)(d)(e)..............................................    1,747.25         33.8%
John R. Belk (Director and Executive Officer)
  (a)(b)(d)(e)..............................................    1,743.25         33.7%
Henderson Belk (Director) (c)...............................      168.00          3.3%
David Belk Cannon (Director) (g)............................      378.00          7.3%
James K. Glenn, Jr. (Director) (f)..........................      258.00          5.0%
Leroy Robinson (Director) (a)(b)............................      252.75          4.9%
Troy M. Howard (Director and Executive Officer).............           0             *
W. B. Beery, III (Director).................................           0             *
Sarah Belk Gambrell (c).....................................      464.00          9.0%
Katherine Belk Morris (a)(b)................................      274.75          5.3%
William B. Beery, IV (j)....................................      345.00          6.7%
Martha B. Dineen (j)........................................      345.00          6.7%
Katherine E. Beery (j)......................................      345.00          6.7%
Andrew Hoyt Borland.........................................      360.00          7.0%
William R. Young (Executive Officer)........................           0             *
Belk Enterprises, Inc. .....................................         256          5.0%
Belk's Department Store of Morehead City, N.C., Inc.........      291.00          5.6%
J.V. Properties.............................................      539.50         10.4%
William B. Beery, III and Martha B. Beery Irrevocable
  Trust.....................................................      345.00          6.7%
NationsBank, N.A. ..........................................         373          7.2%
All Directors and Executive Officers as a group (10
  persons)..................................................    3,107.25         60.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28270; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; W.
B. Beery, III, W. B. Beery, IV, Martha B. Dineen and Katherine E. Beery -- 1919 Brookhaven Road, Wilmington, N.C. 28403; Troy M. Howard and William R.
Young -- 4525 Camp Ground Road, Fayetteville, N.C. 28314; Andrew Hoyt
Borland -- 18 Severn River Road, Round Bay, Severn Park, Md. 24116; Belk's Department Store of Morehead City, N.C., Inc., Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-45; William B. Beery, III and Martha B. Beery Irrevocable Trust -- 1919 Brookhaven Road, Wilmington, N.C. 28403; NationsBank, N.A. -- Sara McDonnell (NC1-002-07-13), Charlotte, N.C. 28255.

         1841

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 21.75 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Includes 231 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c)  Includes 168 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 256 shares held by Belk Enterprises, Inc., 138 shares held by Belk Finance Company, 65 shares held by Belk's Department Store of Asheville, North Carolina, Inc., 183 shares held by Belk Department Store of Ahoskie, North Carolina, Inc. and 291 shares held by Belk's Department Store of Morehead City, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 539.5 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(f) Includes 256 shares held by James K. Glenn, Jr., Trustee under will of Daisy Belk Mattox and 1 share held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(g) Includes 114 shares held by Residuary Trust U/W of Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.


(h) Includes 8 shares held by NationsBank as Trustee for the Daisy Belk Doughton Lange Revocable Trust dated 3/25/97, 122 shares held by Sara Dew Misner and North Carolina National Bank, Co-Trustees for Daisy Doughton Lange U/A dated November 5, 1965 and 115 shares held by J.L. Green, Jr. and N.C. National Bank, Trustees U/A 7/9/65 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investing power with respect to such shares.



(i) Includes 128 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.



(j) Represented by 345 shares held by William B. Beery, III and Martha B. Beery Irrevocable Trust. The Trustees, who are William B. Beery, IV, Martha B. Dineen and Katherine E. Beery, share voting and investment power with respect to such shares.

         1842

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1843

                  BELK DEPARTMENT STORE OF CLINTON, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  121,132    $  133,098
  Accounts receivable, net..................................   1,787,037     2,044,313
  Merchandise inventory.....................................   2,078,799     2,366,270
  Receivable from affiliates, net...........................      18,547       253,454
  Deferred income taxes.....................................      39,930        43,140
  Other.....................................................      83,899        81,023
                                                              ----------    ----------
Total current assets........................................   4,129,344     4,921,298
Loans receivable from affiliates, net.......................     251,378       251,378
Investments.................................................     106,299       319,782
Property, plant and equipment, net..........................     617,821       542,488
Other noncurrent assets.....................................      37,226        25,139
                                                              ----------    ----------
                                                              $5,142,068    $6,060,085
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current installments of long-term debt....................  $       --    $   40,293
  Accounts payable and accrued expenses.....................     753,219       917,089
  Accrued income taxes......................................      19,982       116,645
                                                              ----------    ----------
Total current liabilities...................................     773,201     1,074,027
Deferred income taxes.......................................      80,519        95,848
Long-term debt, excluding current installments..............          --        80,586
Other noncurrent liabilities................................      34,443        41,556
                                                              ----------    ----------
Total liabilities...........................................     888,163     1,292,017
Shareholders' equity:
  Common stock..............................................     516,900       516,900
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................      63,714        84,588
  Retained earnings.........................................   3,673,291     4,166,580
                                                              ----------    ----------
Total shareholders' equity..................................   4,253,905     4,768,068
                                                              ----------    ----------
                                                              $5,142,068    $6,060,085
                                                              ==========    ==========

         1844

                  BELK DEPARTMENT STORE OF CLINTON, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                        JANUARY 31,   FEBRUARY 3,    FEBRUARY 1,
                                                           1995           1996           1997
                                                        -----------   ------------   ------------
Net sales.............................................  $10,735,920   $11,411,909    $12,053,150
Operating costs and expenses..........................   10,072,665    10,655,353     11,041,069
                                                        -----------   -----------    -----------
Income from operations................................      663,255       756,556      1,012,081
                                                        -----------   -----------    -----------
Other income (expense):
  Interest, net.......................................      (14,693)       (8,903)       (17,172)
  Dividend income.....................................        2,671         3,104          3,609
  Gain (loss) on disposal of property, plant and
     equipment........................................         (658)          503             --
  Miscellaneous, net..................................       (8,997)       (7,593)          (315)
                                                        -----------   -----------    -----------
Total other expense, net..............................      (21,677)      (12,889)       (13,878)
                                                        -----------   -----------    -----------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities............................................      641,578       743,667        998,203
Income tax expense (benefit)..........................      251,147       290,052        388,611
                                                        -----------   -----------    -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.................      390,431       453,615        609,592
                                                        -----------   -----------    -----------
Net earnings..........................................      390,431       453,615        609,592
Retained earnings at beginning of period..............    3,027,690     3,323,056      3,673,291
Dividends paid........................................      (77,985)     (103,380)      (116,303)
Purchase of treasury stock............................      (17,080)           --             --
                                                        -----------   -----------    -----------
Retained earnings at end of period....................  $ 3,323,056   $ 3,673,291    $ 4,166,580
                                                        ===========   ===========    ===========

         1845

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1846
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1847

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         1848

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1849

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1850

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1851

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1852

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1853

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $12,053,150    $609,592    $1,015,376   $1,135,125    $4,768,068
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --            --          --             --
                                              -----------    --------    ----------   ----------    ----------
Adjusted Shareholders' Statement............  $12,053,150     609,592     1,015,376   1,135,125      4,768,068
                                              ===========    --------    ----------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                       --            --          --
  Gain/loss on sale of securities...........                       --            --          --
  Impairment loss...........................                       --            --          --
  Equity in earnings of unconsolidated
    subsidiaries............................                       --            --          --
  Gain/loss on discontinued operations......                       --            --          --
  Adjustment to tax expense.................                       --            --          --             --
                                                             --------    ----------   ----------
Total non-operating items...................                       --            --          --
                                                             --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                       --            --          --
  Adjustment for ownership in other Belk
    entities................................                                                          (179,934)
                                                             --------    ----------   ----------    ----------
Per Model...................................                 $609,592    $1,015,376   $1,135,125    $4,588,134
                                                             ========    ==========   ==========    ==========
COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (133,098)
    Negative cash balances reclassified to
      accounts payable......................          143
    Receivables from affiliates, net........     (253,454)
    Loans receivable from affiliates, net...     (251,378)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................       40,293
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................       80,586
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................     (516,908)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $  (516,908)
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1854

                                                               SUPPLEMENT NO. 43
         1855

                  BELK DEPARTMENT STORE OF CLINTON, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 2:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 43
         1856

         BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Dunn, North Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 69.7358 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 617,859 shares of New Belk Class A Common Stock which will represent approximately 1.0298% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (44)
         1857

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1858

         BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Dunn, North Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 69.7358 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1859

         BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 44

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 44 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1860

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1934. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of Class A Common Stock, par value $100 per share, of the Company (the "Class A Common Stock"), and the Class B Common Stock, par value $100 per share, of the Company (the "Class B Common Stock"; together with the Class A Common Stock, the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 69.7358 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 10,560 shares of Common Stock outstanding held of record by 28 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 35.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         1861

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 800 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per

         1862

share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 19,200 shares of Class A Common Stock, and 1,920 shares of Class B Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for two classes of Common Stock. The holders of Class B capital stock of the Company are not entitled to vote, but otherwise the holders of Class A capital stock of the Company and of Class B capital stock of the Company have the same rights and powers.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting

         1863

securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the

         1864

corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

         1865

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to
         1866

time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

         1867

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         1868

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.
         1869


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.
         1870

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

         1871

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.
         1872

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.

         1873


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Net Sales............  $10,071,386    $10,071,386       0.6      $(2,630,794)     $ 8,673,626
EBITDA...............    1,348,364      1,348,365         7       (2,630,794)      12,069,350
EBIT.................    1,156,039      1,156,040        10       (2,630,794)      14,191,195
Net Income...........      762,435        762,435        15               --       11,436,525
Book Equity..........    6,536,839      6,536,177         1               --        6,536,177

         1874

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $14,191,195
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $14,191,195
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                            .909%          X        $14,191,195         =        $   128,998
Belk Department Store
  of Greenville,
  N.C., Inc.                   13.3712           X         14,191,195         =          1,897,533
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                  1.8181           X         14,191,195         =            258,010
                                                                                       -----------
Total                                                                                  $ 2,284,541
                                                                                       ===========

Total Relative Value of Company                                                        $14,191,195
Total Relative Value of Company Owned by Other Belk Companies                 -          2,284,541
                                                                                       -----------
Net Relative Value of Company                                                 =        $11,906,653
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $11,906,653             /          $1,156,226,577            =              1.0298%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.0298%               X         59,998,834)        /              8,860         =            69.7358


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1875

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 72.20
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        619.02
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         66.95
  Dividends(2)..............................................         18.13
  Book value per share......................................        873.09


---------------

(1) Based on 10,560 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 10,560 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1876

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 9,402       $ 9,756       $10,071
Net income..................................................        514           660           762
Per common share
  Net income (loss)(1)......................................      48.65         62.50         72.20
  Dividends.................................................      12.50         14.00         15.00
  Book value(2).............................................     513.32        561.82        619.02
Total assets................................................      5,967         6,797         7,416
Shareholders' equity........................................      5,421         5,933         6,537

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $7,015        $6,967
Income from operations......................................       744           813

---------------


(1) Based on 10,560 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 10,560 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1877

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Harnett Crossing in Dunn, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Howard group office in Fayetteville, North Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 68,000 square feet of floor area, together with an adjacent parking area. The Company believes the building is adequate to meet its current needs.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1878

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)........     2,334            22.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)....................................................     2,202            20.9%
H. W. McKay Belk (Director and Executive Officer) (a)(b)....     2,142            20.3%
John R. Belk (Director and Executive Officer) (a)(b)........     2,142            20.3%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell (Director)..............................       324             3.1%
Leroy Robinson (Director) (a)...............................       106             1.0%
Troy M. Howard (Director and Executive Officer).............         0               *
William R. Young (Executive Officer)........................         0               *
Richard L. Hensdale.........................................       800             7.6%
Frances H. Autry............................................       800             7.6%
Dorothy H. Gardner..........................................       800             7.6%
Lucy Simpson Kuhne (c)......................................     1,000             7.6%
Mary E. S. Hanahan..........................................       800             7.6%
W. M. Raynor................................................       960             9.1%
Belk Department Store of Greenville, N.C., Inc..............     1,412            13.4%
All Directors and Executive Officers as a group (8
  persons)..................................................     3,726            35.3%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Troy M. Howard and William R. Young -- 4525 Camp Ground Road, Fayetteville, N.C. 28314; Richard L. Hensdale -- P. O. Box 53344, Fayetteville, N.C. 28305; Frances Hensdale Autry -- 1203 Longleaf Drive, Fayetteville, N.C. 28305; Dorothy H. Gardner -- 1609 Pugh Street, Fayetteville, N.C. 28305; Lucy Simpson Kuhne -- 14
S. Main Street, Greenville, S.C. 29601; Mary E. S. Hanahan -- P.O. Box 1294, Charleston, S.C. 29402; W. M. Raynor -- 226 Edgedale Drive, High Point, N. C. 27262; Belk Department Store of Greenville, N.C., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 106 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 1,412 shares held by Belk Department Store of Greenville, N.C., Inc., 96 shares held by Belk Enterprises, Inc. and 192 shares held by Belk Brothers of Monroe, North Carolina, Incorporated, which shares are voted by the members of the Executive Committee of the Board of Directors of each such

         1879


     Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(c) Includes 200 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

         1880

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         1881

         BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   91,197    $  173,939
  Accounts receivable, net..................................   1,652,344     1,798,995
  Merchandise inventory.....................................   1,726,400     1,837,523
  Receivable from affiliates, net...........................     793,583       952,697
  Refundable income taxes...................................          --        27,692
  Deferred income taxes.....................................      44,761        44,607
  Other.....................................................      74,036        71,248
                                                              ----------    ----------
Total current assets........................................   4,382,321     4,906,701
Loans receivable from affiliates, net.......................   1,254,159     1,504,159
Investments.................................................       2,662         2,662
Property, plant and equipment, net..........................   1,121,819       961,670
Deferred income taxes.......................................          --         9,580
Other noncurrent assets.....................................      36,181        31,177
                                                              ----------    ----------
                                                              $6,797,142    $7,415,949
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................     639,830       770,018
  Accrued income taxes......................................     123,256        14,112
                                                              ----------    ----------
Total current liabilities...................................     763,086       784,130
Deferred income taxes.......................................       8,099            --
Other noncurrent liabilities................................      93,152        94,980
                                                              ----------    ----------
Total liabilities...........................................     864,337       879,110
Shareholders' equity:
  Common stock..............................................   1,056,000     1,056,000
  Retained earnings.........................................   4,876,805     5,480,839
                                                              ----------    ----------
Total shareholders' equity..................................   5,932,805     6,536,839
                                                              ----------    ----------
                                                              $6,797,142    $7,415,949
                                                              ==========    ==========

         1882

         BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                            JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                               1995          1996          1997
                                                            -----------   -----------   -----------
Net sales.................................................  $9,401,565    $9,756,305    $10,071,385
Operating costs and expenses..............................   8,635,519     8,765,605      8,914,623
                                                            ----------    ----------    -----------
Income from operations....................................     766,046       990,700      1,156,762
                                                            ----------    ----------    -----------
Other income (expense):
  Interest, net...........................................      38,146        72,457         83,309
  Dividend income.........................................          --           500            500
  Gain (loss) on disposal of property, plant and
     equipment............................................         125            --             --
  Miscellaneous, net......................................     (11,545)       (8,512)        (1,223)
                                                            ----------    ----------    -----------
Total other expense, net..................................      26,726        64,445         82,586
                                                            ----------    ----------    -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.......     792,772     1,055,145      1,239,348
Income tax expense (benefit)..............................     279,057       395,131        476,914
                                                            ----------    ----------    -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.....................     513,715       660,014        762,434
                                                            ----------    ----------    -----------
Net earnings..............................................     513,715       660,014        762,434
Retained earnings at beginning of period..................   3,982,916     4,364,631      4,876,805
Dividends paid............................................    (132,000)     (147,840)      (158,400)
                                                            ----------    ----------    -----------
Retained earnings at end of period........................  $4,364,631    $4,876,805    $ 5,480,839
                                                            ==========    ==========    ===========

         1883

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1884
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1885

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         1886

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1887

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1888

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1889

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1890

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1891

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                           NET INCOME                              SHAREHOLDERS'
                                              NET SALES    (LOSS)(1)      EBIT(2)     EBITDA(2)       EQUITY
                                             -----------   ----------   -----------   ----------   -------------
Per Shareholders' Statement................  $10,071,386    $762,435    $ 1,156,039   $1,348,364    $6,536,839
Adjustments to eliminate less than
  wholly-owned subsidiaries................           --          --             --           --            --
                                             -----------    --------    -----------   ----------    ----------
Adjusted Shareholders' Statement...........  $10,071,386     762,435      1,156,039    1,348,364     6,536,839
                                             ===========    --------    -----------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E............                       --             --           --
  Gain/loss on sale of securities..........                       --             --           --
  Impairment loss..........................                       --             --           --
  Equity in earnings of unconsolidated
    subsidiaries...........................                       --             --           --
  Gain/loss on discontinued operations.....                       --             --           --
  Adjustment to tax expense................                       --             --           --            --
                                                            --------    -----------   ----------
Total non-operating items..................                       --             --           --
                                                            --------    -----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities....................                       --             --           --
  Adjustment for ownership in other Belk
    entities...............................                                                               (662)
                                                            --------    -----------   ----------    ----------
Per Model..................................                 $762,435    $ 1,156,039   $1,348,364    $6,536,177
                                                            ========    ===========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents................  $  (173,938)
    Negative cash balances reclassified to
      accounts payable.....................           --
    Receivables from affiliates, net.......     (952,697)
    Loans receivable from affiliates,
      net..................................   (1,504,159)
  Liabilities
    Notes payable..........................           --
    Current installments of long-term
      debt.................................           --
    Current portion of obligations under
      capital leases.......................           --
    Payables to affiliates, net............           --
    Long-term debt, excluding current
      installments.........................           --
    Obligations under capital leases,
      excluding current portion............           --
    Loans payable to affiliates, net.......           --
                                             -----------
Net debt (cash)............................   (2,630,794)
Adjustments to eliminate less than
  wholly-owned subsidiaries................           --
                                             -----------
Per Model..................................  $(2,630,794)
                                             ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1892

                                                               SUPPLEMENT NO. 44
         1893


         BELK'S DEPARTMENT STORE OF DUNN, NORTH CAROLINA, INCORPORATED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 3:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                   Dated:                  ,1998
                                                         ------------------

                                                   -----------------------------
                                                             Signature

                                                   -----------------------------
                                                              Signature

                                                   Name(s) should be signed
                                                   exactly as shown to the left
                                                   hereof. Title should be added
                                                   if signing as executor,
                                                   administrator, trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 44
         1894

                   BELK DEPARTMENT STORE OF EDEN, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Eden, N.C., Inc. (the "Company"), to be held on April 15, 1998, at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 75.1865 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 96,615 shares of New Belk Class A Common Stock which will represent approximately 0.1610% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (45)
         1895

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1896

                   BELK DEPARTMENT STORE OF EDEN, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF EDEN, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Eden, N.C., Inc. (the "Company") will be held on April 15, 1998, at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 75.1865 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1897

                   BELK DEPARTMENT STORE OF EDEN, N.C., INC.

                               SUPPLEMENT NO. 45

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 45 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF EDEN, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICALS FINANCIAL
          INFORMATION.......................................   B-1

         1898

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1943. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 75.1865 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,078 shares of Common Stock outstanding held of record by 44 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 75.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1899

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the uncertain prospects for the Company's store in its current location. The store is located in a relatively small market that is also close to larger markets with larger Belk stores and other competitors. The prospects for growth of the Company's store may be limited because of the size of its market and its close proximity to such competition. The Merger would allow the Company to share with New Belk the risk associated with the Company's current market and participate in the growth of other Belk stores located in markets with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 5,520 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common

         1900

Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same

         1901

restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them
         1902

adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         1903

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         1904

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         1905

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         1906

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         1907

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         1908

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         1909

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         1910

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         1911

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT        RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------            ----------    ----------    --------    --------    ----------------
Net Sales............  $5,472,959    $5,472,959      0.6       $272,950       $3,010,826
EBITDA...............     343,948       343,948        7        272,950        2,134,687
EBIT.................     311,143       311,144       10        272,950        2,838,491
Net Income...........     176,230       176,230       15             --        2,643,450
Book Equity..........   1,663,410     1,662,718        1             --        1,662,718

         1912

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                         N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $3,010,826
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $3,010,826
                                                                                       ==========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           5.0048%          X        $ 3,010,826         =        $  150,686
Belk Enterprises,
  Inc.                         13.4745           X          3,010,826         =           405,694
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.                2.6949           X          3,010,826         =            81,139
Belk's Department
  Store of Mount
  Airy, North
  Carolina,
  Incorporated                 16.9875           X          3,010,826         =           511,464
                                                                                       ----------
Total                                                                                  $1,148,982
                                                                                       ==========

Total Relative Value of Company                                                        $3,010,826
Total Relative Value of Company Owned by Other Belk Companies                 -         1,148,982
                                                                                       ----------
Net Relative Value of Company                                                 =        $1,861,844
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $1,861,844              /          $1,156,226,577            =               .1610%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1610%               X         59,998,834)        /              1,285         =            75.1865


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1913

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 84.81
  Dividends(2)..............................................          5.00
  Book value per share(3)...................................        800.49
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         72.18
  Dividends(2)..............................................         19.55
  Book value per share......................................        941.33


---------------

(1) Based on 2,078 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,078 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1914

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 6,048       $ 5,657       $ 5,473
Net income..................................................        261           166           176
Per common share
  Net income (loss)(1)......................................     125.69         79.92         84.81
  Dividends.................................................         --          5.00          5.00
  Book value(2).............................................     645.76        720.68        800.49
Total assets................................................      2,431         2.324         2,408
Shareholders' equity........................................      1,342         1,498         1,663

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,824        $3,827
Income from operations......................................       150           228

---------------


(1) Based on 2,078 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended as of January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,078 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1915

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Eden Mall in Eden, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 58,000 square feet of floor area. The current term of the lease expires in 2005. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and Peebles.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1916

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Office) (a)(b)(c)(d)...     1,159           55.8%
Thomas M. Belk, Jr. (Director and Executive
  Officer)(a)(c)(d).........................................       955           46.0%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................       953           45.9%
John R. Belk (Director and Executive Officer) (a)(c)(d).....       955           46.0%
Henderson Belk (Director) (b)...............................        22            1.1%
Sarah Belk Gambrell (Director) (b)..........................       216           10.4%
David Belk Cannon (Director)................................         0               *
James K. Glenn, Jr. (Director) (e)..........................        80            3.8%
Leroy Robinson (a)..........................................       118            5.7%
Katherine McKay Belk (a)....................................       158            7.6%
Katherine Belk Morris (a)...................................       160            7.7%
Sarah Gambrell Knight.......................................       155            7.5%
Pete Huffstetler (Executive Officer)........................         0               *
Gordon J. Tendler (Executive Officer).......................         0               *
Darrell Murphy (Executive Officer)..........................         0               *
Thomas M. Belk, Trustee U/A dated September 15, 1993........       118            5.7%
Belk Enterprises, Inc.......................................       280           13.5%
Belk's Department Store of Mount Airy, North Carolina,
  Incorporated..............................................       353           17.0%
J.V. Properties.............................................       104            5.0%
All Directors and Executive Officers as a group (9
  persons)..................................................     1,563           75.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Belk Enterprises, Inc., Belk's Department Store of Mount Airy, North Carolina, Incorporated and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 118 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         1917


(b)  Includes 22 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Included are 280 shares held by Belk Enterprises, Inc., 353 shares held by Belk's Department Store of Mount Airy, North Carolina, Incorporated and 56 shares held by Belk-Beck Company of Burlington, North Carolina, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Included are 104 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(e) Included are 70 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee.

         1918

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1919

                   BELK DEPARTMENT STORE OF EDEN, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                  1996           1997
                                                              ------------   ------------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   44,852     $   70,151
  Accounts receivable, net..................................      995,900      1,109,049
  Merchandise inventory.....................................    1,001,272      1,026,750
  Receivable from affiliates, net...........................       37,208             --
  Deferred income taxes.....................................       22,201         14,999
  Other.....................................................       60,803         52,582
                                                               ----------     ----------
Total current assets........................................    2,162,236      2,273,531
Investments.................................................          692            692
Property, plant and equipment, net..........................      136,425        112,561
Other noncurrent assets.....................................       24,928         21,016
                                                               ----------     ----------
                                                               $2,324,281     $2,407,800
                                                               ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................   $  475,000     $       --
  Accounts payable and accrued expenses.....................      285,682        332,287
  Payables to affiliates, net...............................           --        343,099
  Accrued income taxes......................................       30,162         34,060
                                                               ----------     ----------
Total current liabilities...................................      790,844        709,446
Deferred income taxes.......................................       16,842          8,928
Other noncurrent liabilities................................       19,025         26,016
                                                               ----------     ----------
Total liabilities...........................................      826,711        744,390
Shareholders' equity:
  Common stock..............................................      207,800        207,800
  Retained earnings.........................................    1,289,770      1,455,610
                                                               ----------     ----------
Total shareholders' equity..................................    1,497,570      1,663,410
                                                               ----------     ----------
                                                               $2,324,281     $2,407,800
                                                               ==========     ==========

         1920

                   BELK DEPARTMENT STORE OF EDEN, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,    FEBRUARY 1,
                                                                1995           1996           1997
                                                             -----------   ------------   ------------
Net sales..................................................  $6,048,442     $5,656,610     $5,472,959
Operating costs and expenses...............................   5,566,021      5,332,347      5,161,496
                                                             ----------     ----------     ----------
Income from operations.....................................     482,421        324,263        311,463
                                                             ----------     ----------     ----------
Other income (expense):
  Interest, net............................................     (47,846)       (54,458)       (35,671)
  Gain (loss) on disposal of property, plant and
     equipment.............................................          35            100             --
  Miscellaneous, net.......................................      (6,356)       (10,095)          (320)
                                                             ----------     ----------     ----------
Total other expense, net...................................     (54,167)       (64,453)       (35,991)
                                                             ----------     ----------     ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     428,254        259,810        275,472
Income tax expense (benefit)...............................     167,072         93,741         99,242
                                                             ----------     ----------     ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     261,182        166,069        176,230
                                                             ----------     ----------     ----------
Net earnings...............................................     261,182        166,069        176,230
Retained earnings at beginning of period...................     872,909      1,134,091      1,289,770
Dividends paid.............................................          --        (10,390)       (10,390)
                                                             ----------     ----------     ----------
Retained earnings at end of period.........................  $1,134,091     $1,289,770     $1,455,610
                                                             ==========     ==========     ==========

         1921

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996, AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1922
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1923

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         1924

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1925

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1926

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1927

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1928

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1929

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $5,472,959    $176,230    $311,143   $343,948     $1,663,410
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $5,472,959     176,230     311,143    343,948      1,663,410
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (692)
                                                               --------    --------   --------     ----------
Per Model......................................                $176,230    $311,143   $343,948     $1,662,718
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (70,149)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................     343,099
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     272,950
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  272,950
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1930

                                                               SUPPLEMENT NO. 45
         1931

                   BELK DEPARTMENT STORE OF EDEN, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 8:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 45
         1932

                   BELK DEPARTMENT STORE OF ELKIN, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Elkin, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 46.7109 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 40,498 shares of New Belk Class A Common Stock which will represent approximately 0.0675% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (46)
         1933

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1934

                   BELK DEPARTMENT STORE OF ELKIN, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF ELKIN, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Elkin, N.C., Inc. (the "Company") will be held on April 16, 1998, at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 46.7109 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1935

                   BELK DEPARTMENT STORE OF ELKIN, N.C., INC.

                               SUPPLEMENT NO. 46

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 46 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF ELKIN, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................   190
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         1936

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1938. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 46.7109 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,520 shares of Common Stock outstanding held of record by 17 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 79.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1937

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         1938

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         1939

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         1940

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         1941

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         1942

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         1943

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         1944

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         1945

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         1946

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         1947

Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         1948

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $3,000,781    $3,000,781       0.6      $667,599       $1,132,871
EBITDA................     290,764       290,834         7       667,599        1,368,240
EBIT..................     185,038       185,107        10       667,599        1,183,472
Net Income............      85,476        85,522        15            --        1,282,830
Book Equity...........   1,215,088     1,214,762         1            --        1,214,762

         1949

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $1,368,240
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $1,368,240
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          12.8289%          X        $ 1,368,240         =        $  175,530
Belk Enterprises,
  Inc.                         25.2632%          X          1,368,240         =           345,661
Belk Department Store
  of Greenville,
  N.C., Inc.                    4.8684%          X          1,368,240         =            66,611
                                                                                       ----------
Total                                                                                  $  587,803
                                                                                       ==========

Total Relative Value of Company                                                        $1,368,240
Total Relative Value of Company Owned by Other Belk Companies                 -           587,803
                                                                                       ----------
Net Relative Value of Company                                                 =        $  780,437
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
          $780,437               /          $1,156,226,577            =               .0675%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON            APPLICABLE EXCHANGE
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                       RATIO
   (.0675%               X         59,998,834)        /                867         =            46.7109


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1950

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 56.23
  Dividends(2)..............................................          2.50
  Book value per share(3)...................................        799.40
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         44.84
  Dividends(2)..............................................         12.14
  Book value per share......................................        584.82


---------------

(1) Based on 1,520 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,520 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1951

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 2,846       $ 2,868       $ 3,001
Net income..................................................         39             6            85
Per common share
  Net income (loss)(1)......................................      25.98          4.21         56.23
  Dividends.................................................       0.00          5.00          2.50
  Book value(2).............................................     746.45        745.67        799.40
Total assets................................................      2,409         2,206         2,250
Shareholders' equity........................................      1,135         1,133         1,215

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,986        $2,167
Income from operations......................................        52           160

---------------


(1) Based on 1,520 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,520 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1952

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations increased in fiscal year 1997 and for the nine months ended November 1, 1997 primarily as a result of better inventory management. Comparable store sales have increased due to steady growth in the local economy and the relocation of two new employers to Elkin, North Carolina.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Ridgeview Crossing in Elkin, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company leases the land upon which it built its store building, which contains approximately 27,000 square feet of floor area. The current term of the lease expires in 2009. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1953

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................        977           64.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(d).................................................        795           52.3%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(d).................................................        795           52.3%
John R. Belk (Director and Executive Officer) (b)(c)(d).....        817           53.8%
Henderson Belk (Director)...................................          0               *
Sarah Belk Gambrell (Director)..............................        179           11.8%
Leroy Robinson (b)..........................................        132            8.7%
Katherine McKay Belk (b)....................................        132            8.7%
Katherine Belk Morris (b)...................................        140            9.2%
Pete Huffstetler (Executive Officer)........................          0               *
Gordon J. Tendler (Executive Officer).......................          0               *
Darrell Murphy (Executive Officer)..........................          0               *
North Carolina National Bank, Successor Trustee u/w J.
  Horton Doughton for Virginia D. P. Doughton...............        120            7.9%
Thomas M. Belk, Trustee U/A dated September 15, 1993........        132            8.7%
Belk Enterprises, Inc.......................................        384           25.3%
J.V. Properties.............................................        195            8.7%
All Directors and Executive Officers as a group (13
  persons)..................................................      1,208           79.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Ms. Sara McDonnell (NC1-002-07-13), NationsBank, N. A., Charlotte, N.C. 28255; Thomas M. Belk, Trustee U/A dated September 15, 1993, Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 58 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 132 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 384 shares held by Belk Enterprises, Inc. and 74 shares held by Belk Department Store of Greenville, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation

         1954


     at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 195 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

         1955

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1956

                   BELK DEPARTMENT STORE OF ELKIN, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   20,409    $   42,621
  Accounts receivable, net..................................     454,268       523,988
  Merchandise inventory.....................................     474,723       529,596
  Deferred income taxes.....................................       4,644         7,866
  Other.....................................................      24,127        22,486
                                                              ----------    ----------
Total current assets........................................     978,171     1,126,557
Investments.................................................       1,566           826
Property, plant and equipment, net..........................   1,221,307     1,120,342
Other noncurrent assets.....................................       4,836         2,726
                                                              ----------    ----------
                                                              $2,205,880    $2,250,451
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  241,704    $  241,666
  Accounts payable and accrued expenses.....................     129,904       205,165
  Payables to affiliates, net...............................     367,160       468,552
  Accrued income taxes......................................      12,164        50,505
                                                              ----------    ----------
Total current liabilities...................................     750,932       965,888
Deferred income taxes.......................................      66,239        52,309
Long-term debt, excluding current installments..............     241,593            --
Other noncurrent liabilities................................      13,704        17,166
                                                              ----------    ----------
Total liabilities...........................................   1,072,468     1,035,363
Shareholders' equity:
  Common stock..............................................     152,000       152,000
  Retained earnings.........................................     981,412     1,063,088
                                                              ----------    ----------
Total shareholders' equity..................................   1,133,412     1,215,088
                                                              ----------    ----------
                                                              $2,205,880    $2,250,451
                                                              ==========    ==========

         1957

                   BELK DEPARTMENT STORE OF ELKIN, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $2,846,409    $2,868,175    $3,000,780
Operating costs and expenses...............................   2,689,102     2,786,581     2,812,156
                                                             ----------    ----------    ----------
Income from operations.....................................     157,307        81,594       188,624
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (69,931)      (69,360)      (57,202)
  Gain (loss) on disposal of property, plant and
     equipment.............................................        (344)         (575)         (151)
  Gain (loss) on sale of securities........................          --            --            82
  Miscellaneous, net.......................................      (3,679)       (3,659)       (3,518)
                                                             ----------    ----------    ----------
Total other expense, net...................................     (73,954)      (73,594)      (60,789)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........      83,353         8,000       127,835
Income tax expense (benefit)...............................      43,856         1,596        42,359
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      39,497         6,404        85,476
                                                             ----------    ----------    ----------
Net earnings...............................................      39,497         6,404        85,476
Retained earnings at beginning of period...................     943,111       982,608       981,412
Dividends paid.............................................          --        (7,600)       (3,800)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  982,608    $  981,412    $1,063,088
                                                             ==========    ==========    ==========

         1958

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         1959
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1960

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         1961

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         1962

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         1963

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         1964

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         1965

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         1966

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $3,000,781    $85,476     $185,038   $290,765     $1,215,088
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --           --         --             --
                                                 ----------    -------     --------   --------     ----------
Adjusted Shareholders' Statement...............  $3,000,781     85,476      185,038    290,765      1,215,088
                                                 ==========    -------     --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                    101          151        151
  Gain/loss on sale of securities..............                    (55)         (82)       (82)
  Impairment loss..............................                     --           --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --           --         --
  Gain/loss on discontinued operations.........                     --           --         --
  Adjustment to tax expense....................                     --           --         --             --
                                                               -------     --------   --------
Total non-operating items......................                     46           69         69
                                                               -------     --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --           --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (326)
                                                               -------     --------   --------     ----------
Per Model......................................                $85,522     $185,107   $290,834     $1,214,762
                                                               =======     ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (42,619)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....     241,666
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................     468,552
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          (1)
                                                 ----------
Net debt (cash)................................     667,598
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          (1)
                                                 ----------
Per Model......................................  $  667,598
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         1967

                                                               SUPPLEMENT NO. 46
         1968

                   BELK DEPARTMENT STORE OF ELKIN, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 9:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 46
         1969

                BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC.
                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Forest City, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 35.8890 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 269,383 shares of New Belk Class A Common Stock which will represent approximately 0.4490% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (47)
         1970

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         1971

                BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Forest City, N.C., Inc. (the "Company") will be held on April 16, 1998, at 8:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 35.8890 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         1972

                BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC.

                               SUPPLEMENT NO. 47

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 47 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         1973

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1936. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 8:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 35.8890 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 10,464 shares of Common Stock outstanding held of record by 35 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 68.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         1974

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus..

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 10,600 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         1975

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         1976

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         1977

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         1978

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         1979

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         1980

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         1981

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         1982

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         1983

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         1984


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         1985

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ---------    ----------------
Net Sales............  $5,991,613    $5,991,613      0.6       $(853,147)      $4,448,114
EBITDA...............     707,894       705,395        7        (853,147)       5,790,912
EBIT.................     632,304       629,805       10        (853,147)       7,151,197
Net Income...........     434,379       432,839       15              --        6,492,585
Book Equity..........   4,593,780     4,562,517        1              --        4,562,517

         1986

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Shelby, N.C.,
  Inc.                           .6470%          X        $13,623,329         =        $    85,814
                                                                                       -----------
Total                                                                                  $    85,814
                                                                                       ===========

Relative Operating Value of Company                                                    $ 7,151,197
Relative Operating Value of Other Companies Owned by Company                  +             85,814
                                                                                       -----------
Total Relative Value of Company                                               =        $ 7,237,011
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Boone,
  North Carolina,
  Incorporated                 11.6208%          X        $ 7,237,011         =        $   840,999
Belk Department Store
  of Shelby, N.C.,
  Inc.                           6.422%          X          7,237,011         =            464,761
Belk Brothers Company            .3823%          X          7,237,011         =             27,667
Belk Enterprises,
  Inc.                          9.8433           X          7,237,011         =            712,361
                                                                                       -----------
Total                                                                                  $ 2,045,788
                                                                                       ===========

Total Relative Value of Company                                                        $ 7,237,011
Total Relative Value of Company Owned by Other Belk Companies                 -          2,045,788
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 5,191,223
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 5,191,223             /          $1,156,226,577            =               .4490%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4490%               X         59,998,834)        /              7,506         =            35.8890


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         1987

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 41.51
  Dividends(2)..............................................         16.00
  Book value per share(3)...................................        439.01
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         34.45
  Dividends(2)..............................................          9.33
  Book value per share......................................        449.33


---------------

(1) Based on 10,464 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 10,464 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         1988

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 6,060       $ 6,121       $ 5,992
Net income..................................................        337           369           434
Per common share
  Net income (loss)(1)......................................      32.20         35.26         41.51
  Dividends.................................................      12.00         14.00         16.00
  Book value(2).............................................     392.23        413.50        439.01
Total assets................................................      4,656         4,813         5,060
Shareholders' equity........................................      4,104         4,327         4,594

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,044        $4,042
Income from operations......................................       388           417

---------------


(1) Based on 10,464 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 10,464 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         1989

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Tri City Mall in Forest City, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group in Gastonia, North Carolina.

     Facilities. The Company operates a 50,500 square foot store building. The Company owns the main 44,000 square foot portion of the building along with an adjacent parking area. The remaining 6,500 square feet of retail space are leased. The current term of the lease expires in 2003. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         1990

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     4,030           38.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e).................................................     3,464           33.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e).................................................     3,458           33.0%
John R. Belk (Director and Executive Officer) (b)(d)(e).....     3,446           32.9%
Henderson Belk (Director) (c)...............................        16               *
Sarah Belk Gambrell (c).....................................       764            7.3%
David Belk Cannon (Director) (g)............................       840            8.0%
Leroy Robinson (Director) (b)...............................        92               *
B. Frank Matthews, II (Director and Executive Officer)......         0               *
Eugene Robinson Matthews (Executive Officer)................         0               *
W. David Ellis (Director) (h)...............................     1,124           10.7%
Sarah Gambrell Knight.......................................       528            5.0%
Belk Enterprises, Inc.......................................     1,030            9.8%
Belk's Department Store of Boone, North Carolina,
  Incorporated..............................................     1,216           11.6%
Belk Department Store of Shelby, N.C., Inc..................       672            6.4%
All Directors and Executive Officers as a group (10
  persons)..................................................     7,212           68.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; B. Frank Matthews, II and Eugene Robinson Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; W. David Ellis -- 114 Lomond Lane, Spartanburg, S.C. 29307; Belk Enterprises, Inc., Belk's Department Stores of Boone, North Carolina, Incorporated and Belk Department Store of Shelby, N.C., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 500 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 92 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c)  Includes 16 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         1991


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 1,030 shares held by Belk Enterprises, Inc., 1,216 shares held by Belk's Department Store of Boone, North Carolina, Incorporated, and 672 shares held by Belk Department Store of Shelby, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(e) Includes 40 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr. , H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.



(f) Includes 86 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. The Trustee, Claudia W. Belk, is John M. Belk's wife.



(g) Includes 224 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.



(h) Includes 480 shares held by W. David Ellis, Trustee for Judith E. Pollander U/A dated June 7, 1985. The Trustee of the trust, W. David Ellis, has sole voting and investment power with respect to such shares.

         1992

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         1993

                BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $1,165,896    $  422,140
  Accounts receivable, net..................................     943,960     1,068,924
  Merchandise inventory.....................................   1,122,103     1,151,472
  Receivable from affiliates, net...........................     320,673       427,372
  Deferred income taxes.....................................      14,180           997
  Other.....................................................      45,727        45,675
                                                              ----------    ----------
Total current assets........................................   3,612,539     3,116,580
Loans receivable from affiliates, net.......................       3,635         3,635
Investments.................................................     242,206     1,054,261
Property, plant and equipment, net..........................     893,880       826,721
Deferred income taxes.......................................      21,806        23,934
Other noncurrent assets.....................................      38,766        34,562
                                                              ----------    ----------
                                                              $4,812,832    $5,059,693
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  429,620    $  407,090
  Accrued income taxes......................................      27,202        26,570
                                                              ----------    ----------
Total current liabilities...................................     456,822       433,660
Other noncurrent liabilities................................      29,186        32,253
                                                              ----------    ----------
Total liabilities...........................................     486,008       465,913
Shareholders' equity:
  Common stock..............................................   1,046,400     1,046,400
  Retained earnings.........................................   3,280,424     3,547,380
                                                              ----------    ----------
Total shareholders' equity..................................   4,326,824     4,593,780
                                                              ----------    ----------
                                                              $4,812,832    $5,059,693
                                                              ==========    ==========

         1994

                BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $6,059,619    $6,121,348    $5,991,614
Operating costs and expenses...............................   5,547,507     5,574,999     5,361,319
                                                             ----------    ----------    ----------
Income from operations.....................................     512,112       546,349       630,295
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      35,547        67,176        72,255
  Dividend income..........................................       2,000         2,400         2,500
  Miscellaneous, net.......................................      (2,393)       (6,457)         (490)
                                                             ----------    ----------    ----------
Total other expense, net...................................      35,154        63,119        74,265
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     547,266       609,468       704,560
Income tax expense (benefit)...............................     210,320       240,479       270,180
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     336,946       368,989       434,380
                                                             ----------    ----------    ----------
Net earnings...............................................     336,946       368,989       434,380
Retained earnings at beginning of period...................   2,846,553     3,057,931     3,280,424
Dividends paid.............................................    (125,568)     (146,496)     (167,424)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $3,057,931    $3,280,424    $3,547,380
                                                             ==========    ==========    ==========

         1995

                 BELK DEPARTMENT STORE OF FOREST CITY, NC, INC.

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997 and 1996 ended on February 1, 1997 and February 3, 1996, respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         1996
                 BELK DEPARTMENT STORE OF FOREST CITY, NC, INC.

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

     (8) The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional debt, except as permitted, the disposal, expansion or purchase of fixed assets, as permitted, and the purchase of investments, except as permitted. Under the most restrictive of these provisions, the Company must maintain a stated combined tangible net worth, a stated minimum current ratio, a stated ratio of total liabilities to tangible net worth, and may not exceed the cumulative prior year's depreciation expense in net capital expenditures for the fiscal year. The Company was in compliance with the combined tangible net worth restriction, the minimum current ratio restriction and the total liabilities to tangible net worth restriction as of February 1, 1997. The Company was not in compliance with the net capital expenditures, the sale of property, the additional debt, the merger, the dividends or the investment restrictions as of February 1, 1997. The Company has obtained waivers for all out of compliance conditions.

(9) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(10) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

         1997
                 BELK DEPARTMENT STORE OF FOREST CITY, NC, INC.

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(11) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(12) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         1998

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         1999

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2000

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2001

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2002

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2003

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2004

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 5,991,613    $434,379    $632,304   $707,894     $4,593,780
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 5,991,613     434,379     632,304    707,894      4,593,780
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                   (1,541)     (2,500)    (2,500)
  Adjustment for ownership in other Belk
    entities..................................                                                        (31,263)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $432,838    $629,804   $705,394     $4,562,517
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (422,140)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (427,372)
    Loans receivable from affiliates, net.....       (3,635)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (853,147)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (853,147)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2005

                                                               SUPPLEMENT NO. 47
         2006

                BELK DEPARTMENT STORE OF FOREST CITY, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 8:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 47
         2007

                  HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Hudson-Belk Co. of Fuquay-Varina, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 86.6147 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 207,962 shares of New Belk Class A Common Stock which will represent approximately 0.3466% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (48)
         2008

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2009

                  HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Hudson-Belk Co. of Fuquay-Varina, N.C., Inc. (the "Company") will be held on April 16, 1998, at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 86.6147 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2010

                  HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC.

                               SUPPLEMENT NO. 48

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 48 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2011

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1949. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 86.6147 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,391 shares of Common Stock outstanding held of record by 48 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 74.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2012

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,400 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2013

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2014

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2015

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company. The bylaws enacted by the Shareholders may be affected by action of the Company Board, and the bylaws enacted by the Company Board may be affected by the Shareholders; but the Company Board may not re-enact, substantially or otherwise, a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the rights of the Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide for otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         2016

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall

         2017

otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         2018

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly

         2019

in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances,

         2020

guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting share of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.
         2021

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates

         2022


must be deposited, (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received,
(iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

         2023

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2024

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $4,326,879    $4,326,879       0.6      $ (763,278)      $3,359,405
EBITDA...............     538,387       538,387         7        (763,278)       4,531,987
EBIT.................     488,241       488,241        10        (763,278)       5,645,688
Net Income...........     300,596       300,596        15              --        4,508,940
Book Equity..........   2,684,715     2,673,438         1              --        2,673,438

         2025

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Hudson-Belk Company              .0202%          X        $71,085,804         =        $    14,359
                                                                                       -----------
Total                                                                                  $    14,359
                                                                                       ===========

Relative Operating Value of Company                                                    $ 5,645,688
Relative Operating Value of Other Companies Owned by Company                  +             14,359
                                                                                       -----------
Total Relative Value of Company                                               =        $ 5,660,048
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          4.7184%          X        $ 5,660,048         =        $   267,064
Belk Department Store
  of Greenville,
  N.C., Inc.                   23.8868%          X          5,660,048         =          1,352,004
Hudson-Belk Company              .5898%          X          5,660,048         =             33,383
                                                                                       -----------
Total                                                                                  $ 1,652,451
                                                                                       ===========

Total Relative Value of Company                                                        $ 5,660,047
Total Relative Value of Company Owned by Other Belk Companies                 -          1,652,451
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 4,007,597
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 4,007,597             /          $1,156,226,577            =               .3466%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.3466%               X         59,998,834)        /              2,401         =            86.6147


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2026

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   88.64
  Dividends(2)..............................................          14.50
  Book value per share(3)...................................         791.72
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          83.15
  Dividends(2)..............................................          22.52
  Book value per share......................................       1,084.42


---------------

(1) Based on 3,391 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,391 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2027

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 4,294       $ 4,154       $ 4,327
Net income..................................................        221           200           301
Per common share
  Net income (loss)(1)......................................      65.14         58.86         88.64
  Dividends.................................................      12.50         12.50         14.50
  Book value(2).............................................     673.21        717.57        791.72
Total assets................................................      2,594         2,681         2,996
Shareholders' equity........................................      2,283         2,433         2,685

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              --------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                 1996           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................    $2,936         $3,154
Income from operations......................................       268            349

---------------


(1) Based on 3,391 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,391 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2028

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in the following locations in North Carolina: downtown Fuquay-Varina and Triangle East Center in Zebulon. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Hudson group office in Raleigh, North Carolina.

     Facilities. The Company owns each store property and building, which contains 11,000 and 21,000 square feet of floor area, respectively. The Company believes that the Zebulon facility (which is accompanied by an adjacent parking area) is adequate for its current needs. The Company believes that a relocation of the existing downtown Fuquay-Varina store to a shopping center site may be necessary to the long-term viability of the Company's business in Fuquay-Varina.

     Competition. Specific competitors in the Company's market include Rose's and the nearby Raleigh retail market.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2029

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     1,802           53.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f).................................................     1,293           38.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(g).................................................     1,293           38.1%
John R. Belk (Director and Executive Officer) (b)(e)(h).....     1,289           38.0%
Sarah Belk Gambrell (Director) (c)(d).......................       564           16.7%
Karl G. Hudson, Jr. (Director and Executive Officer)........         *               *
Karl G. Hudson, III (Director and Executive Officer)........       116            3.4%
Richard W. Hudson (Director)................................       116            3.4%
Katherine McKay Belk (b)....................................       330            9.7%
Katherine Belk Morris (b)(i)................................       300            8.8%
Leroy Robinson (b)..........................................       285            8.4%
Belk Department Store of Greenville, N.C., Inc..............       810           23.9%
Milburn Investment Company..................................       285            8.4%
Virginia Hudson Beaman (j)..................................       221            6.5%
All Directors and Executive Officers as a group (8
  persons)..................................................     2,516           74.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Karl G. Hudson, Jr. -- 2416 White Oak Road, Raleigh, N.C. 27609; Karl G. Hudson, III -- Hudson-Belk Group Office, 5025 Edwards Mill Road, Raleigh, N.C. 27612; Richard W. Hudson -- 4325 Glenwood Avenue, Raleigh, N.C. 27612; Belk Department Store of Greenville, N.C., Inc. and Milburn Investment Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Virginia Hudson Beaman -- 2412 Lake Drive, Raleigh, N.C. 27609.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 165 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 285 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 120 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2030


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d)  Includes 12 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 160 shares held by Belk Enterprises, Inc., 810 shares held by Belk Department Store of Greenville, N.C., Inc. and 20 shares held by Hudson-Belk Company which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr. H. W. McKay Belk and John R. Belk.


(f) Includes 18 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(g) Includes 18 shares held by H. W. McKay Belk as custodian for his minor children.

(h) Includes 14 shares held by John R. Belk as custodian for his minor children.

(i) Includes 15 shares held by Katherine Belk Morris as custodian for her minor children.


(j) Includes 31 shares held by James R. Tripp, Jr. Irrevocable Trust and 31 shares held by Marjorie L. Hudson Irrevocable Trust. Virginia H. Beaman Co-Trustee votes such shares.

         2031

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         2032

                  HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                  1996           1997
                                                              ------------   ------------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  232,607     $  288,909
  Accounts receivable, net..................................      617,122        708,632
  Merchandise inventory.....................................      839,783        833,113
  Receivable from affiliates, net...........................      257,870        474,370
  Refundable income taxes...................................       10,616             --
  Deferred income taxes.....................................       17,443         14,222
  Other.....................................................       34,333         31,603
                                                               ----------     ----------
Total current assets........................................    2,009,774      2,350,849
Investments.................................................          476         11,276
Property, plant and equipment, net..........................      664,017        629,448
Other noncurrent assets.....................................        6,811          4,313
                                                               ----------     ----------
                                                               $2,681,078     $2,995,886
                                                               ==========     ==========
                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................   $  191,200     $  192,613
  Accrued income taxes......................................        2,280         70,859
                                                               ----------     ----------
Total current liabilities...................................      193,480        263,472
Deferred income taxes.......................................       28,022         19,088
Other noncurrent liabilities................................       26,287         28,611
                                                               ----------     ----------
Total liabilities...........................................      247,789        311,171
Shareholders' equity:
  Common stock..............................................      339,100        339,100
  Retained earnings.........................................    2,094,189      2,345,615
                                                               ----------     ----------
Total shareholders' equity..................................    2,433,289      2,684,715
                                                               ----------     ----------
                                                               $2,681,078     $2,995,886
                                                               ==========     ==========

         2033

                  HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $4,293,565    $4,153,976    $4,326,879
Operating costs and expenses...............................   3,922,879     3,819,442     3,840,012
                                                             ----------    ----------    ----------
Income from operations.....................................     370,686       334,534       486,867
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (13,045)       (3,056)        2,381
  Miscellaneous, net.......................................      (4,514)       (4,843)        1,375
                                                             ----------    ----------    ----------
Total other expense, net...................................     (17,559)       (7,899)        3,756
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     353,127       326,635       490,623
Income tax expense (benefit)...............................     132,223       127,043       190,027
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     220,904       199,592       300,596
                                                             ----------    ----------    ----------
Net earnings...............................................     220,904       199,592       300,596
Retained earnings at beginning of period...................   1,765,251     1,943,767     2,094,189
Dividends paid.............................................     (42,388)      (49,170)      (49,170)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,943,767    $2,094,189    $2,345,615
                                                             ==========    ==========    ==========

         2034

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2035
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2036

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         2037

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2038

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2039

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2040

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2041

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2042

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $4,326,879    $300,595    $488,241   $538,387     $2,684,715
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $4,326,879     300,595     488,241    538,387      2,684,715
                                                 ----------    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                       (11,276)
                                                               --------    --------   --------     ----------
Per Model......................................                $300,595    $488,241   $538,387     $2,673,439
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (288,908)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (474,370)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (763,278)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (763,278)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2043

                                                               SUPPLEMENT NO. 48
         2044

                  HUDSON-BELK CO. OF FUQUAY-VARINA, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------

                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 48
         2045

                             MATTHEWS-BELK COMPANY

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Matthews-Belk Company (the "Company"), to be held on April 15, 1998, at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 36.3001 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 1,459,409 shares of New Belk Class A Common Stock which will represent approximately 2.4324% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (49)
         2046

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2047

                             MATTHEWS-BELK COMPANY

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF MATTHEWS-BELK COMPANY:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Matthews-Belk Company (the "Company") will be held on April 15, 1998, at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 36.3001 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2048

                             MATTHEWS-BELK COMPANY

                               SUPPLEMENT NO. 49

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 49 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO MATTHEWS-BELK COMPANY (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................   F-1
  Unaudited Consolidated Balance Sheets.....................   F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................   F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         2049

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1901. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 36.3001 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 51,200 shares of Common Stock outstanding held of record by 74 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 63.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2050

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 51,200 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2051

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2052

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2053

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.
         2054

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless

         2055

otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the

         2056

disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers
         2057

against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct

         2058

or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.
         2059

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and
         2060

deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

         2061

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on the November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT         RELATIVE
METHODOLOGY                   ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------                 -----------   -----------   --------   -----------   ----------------
Net Sales.................  $36,481,781   $30,827,824      0.6     $(4,653,940)    $23,150,634
EBITDA....................    3,227,411     2,827,066        7      (4,653,940)     24,443,402
EBIT......................    2,130,055     1,797,365       10      (4,653,940)     22,627,590
Net Income................    1,459,908     1,184,288       15              --      17,764,320
Book Equity...............   32,457,552    24,580,346        1              --      24,580,346

         2062

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Gallant-Belk Company,
  Anderson, S.C.                 .2018%          X       $ 31,711,921         =        $    63,995
Belk Brothers Company            .2087%          X        262,130,313         =            547,066
Belk Enterprises,
  Inc.                           .5481%          X        358,369,404         =          1,964,223
Belk-Matthews
  Company, Belmont,
  N.C.                          7.2539%          X            833,990         =             60,497
Belk-Matthews Company
  of Cherryville,
  N.C., Incorporated            9.0421%          X            601,119         =             54,354
Belk's Department
  Store of Gaffney,
  South Carolina,
  Incorporated                 13.0417%          X          1,141,654         =            148,891
Belk Department Store
  of Greenville,
  Texas, Inc.                  85.0000%          X          1,266,060         =          1,076,151
Belk Department Store
  of Hickory, N.C.,
  Inc.                           .8864%          X         26,225,818         =            232,466
Belk's Department
  Store of Lenoir,
  North Carolina,
  Incorporated                  1.4468%          X          6,891,593         =             99,708
Belk Department Store
  of Lincolnton,
  N.C., Inc.                   26.4722%          X          7,914,848         =          2,095,234
Belk-Matthews Company
  of Macon, Georgia              .9467%          X         14,496,059         =            137,234
Belk's Department
  Store of Paris,
  Texas, Inc.                  85.0000%          X          3,884,954         =          3,302,211
Hudson-Belk Company              .1344%          X         71,085,804         =             95,539
Tags Stores, LLC                8.9830%          X         15,118,749         =          1,358,117
                                                                                       -----------
Total                                                                                  $11,235,685
                                                                                       ===========

Relative Operating Value of Company                                                    $24,580,346
Relative Operating Value of Other Companies Owned by Company                  +         11,235,685
                                                                                       -----------
Total Relative Value of Company                                               =        $35,816,031
                                                                                       ===========

         2063

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          15.0117%          X        $35,816,031         =        $ 5,376,595
Belk Enterprises,
  Inc.                          1.4844%          X         35,816,031         =            531,653
Belk Department Store
  of Lincolnton,
  N.C., Inc.                    3.3203%          X         35,816,031         =          1,189,200
Belk-Harry Company-
  Salisbury, N.C.                .1953           X         35,816,031         =             69,949
Belk-Department Store
  of Shelby, N.C.,
  Inc.                          1.4648           X         35,816,031         =            524,633
                                                                                       -----------
Total                                                                                  $ 7,692,030
                                                                                       ===========

Total Relative Value of Company                                                        $35,816,031
Total Relative Value of Company Owned by Other Belk Companies                 -          7,692,030
                                                                                       -----------
Net Relative Value of Company                                                 =        $28,124,001
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $28,124,001             /          $1,156,226,577            =              2.4324%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (2.4324%               X         59,998,834)        /             40,204         =            36.3001


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2064

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 28.51
  Dividends(2)..............................................         12.50
  Book value per share(3)...................................        633.94
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         34.85
  Dividends(2)..............................................          9.44
  Book value per share......................................        454.48


---------------

(1) Based on 51,200 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 51,200 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2065

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.


                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $40,191       $39,405       $36,482
Net income..................................................      1,665         1,443         1,460
Per common share
  Net income (loss)(1)......................................      32.52         28.19         28.51
  Dividends.................................................      11.50         12.50         12.50
  Book value(2).............................................     571.64        604.95        633.94
Total assets................................................     36,108        38,418        43,072
Shareholders' equity........................................     29,268        30,973        32,458


                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $23,642       $23,312
Income from operations......................................        978           718

---------------


(1) Based on 51,200 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 51,200 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2066

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in Dixie Village Shopping Center and Eastridge Mall in Gastonia, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The Company owns and operates the Matthews group office and distribution center in Gastonia. The stores are managed out of the Matthews group office. The Matthews group office provides buying, advertising, accounting, personnel and other services to the stores in the Matthews group area, and the distribution center provides receiving, marking, and distribution services to the Company's stores in the Gastonia area. The Company also owns 85% of the outstanding capital stock of Belk Department Store of Greenville, Texas, Inc. and Belk Department Store of Paris, Texas, Inc. In addition the Company owns a building and adjacent parking area in Lincolnton, North Carolina that is leased to Belk Department Store of Lincolnton, N.C., Inc. The current term of the lease expires in 2008. The annual rental income to the Company is $256,000.

     Facilities. The Company leases the property upon which it built its store at Eastridge Mall, together with an adjacent parking area. The Company's building at Eastridge Mall contains approximately 204,000 square feet of floor area. The term of the lease expires in 2013. The Company leases its store building at Dixie Village Shopping Center, which contains approximately 34,000 square feet of floor area. The current term of the lease expires in 2000. The Company's Board has approved the remodeling of the Eastridge Mall store, which is scheduled to take place in 1998. The Company believes that, following such remodeling, both buildings will be adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Dillard, Penney, K-Mart, Upton's, Target, Sears and the retail stores in Franklin Center in Gastonia.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2067

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     17,122           33.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e)(f)(g)(h)........................................     12,615           24.6%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e)(f)(i)...........................................     12,573           24.6%
John R. Belk (Director and Executive Officer)
  (b)(c)(e)(f)(j)...........................................     12,269           24.0%
Henderson Belk (Director) (d)...............................      2,136            4.2%
Sarah Belk Gambrell (d).....................................      4,316            8.4%
David Belk Cannon (Director) (l)............................      3,984            7.8%
James K. Glenn, Jr. (Director) (k)..........................      3,592            7.0%
Leroy Robinson (Director) (b)(c)............................      1,414            2.8%
B. Frank Matthews, II (Director and Executive Officer)
  (o)(q)(r).................................................      7,282           14.2%
Eugene Robinson Matthews (Director and Executive Officer)...        170               *
Danny Crayton (Executive Officer)...........................          0               *
Elizabeth M. Welton (p)(q)..................................      4,468            8.7%
Annabelle Z. Royster (r)....................................      2,740            5.4%
Nations Bank, N.A. (m)(n)...................................      4,120            8.0%
Elizabeth Matthews Welton Family Limited Partnership Phase
  II........................................................      3,412            6.7%
First Union National Bank of N.C., B. Frank Matthews, II and
  Annabelle Z. Royster, Co-Trustees under the Will of J. H.
  Matthews, Jr..............................................      2,640            5.2%
J.V. Properties.............................................      7,686           15.0%
All Directors and Executive Officers as a group (10
  persons)..................................................     32,737           63.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II, Eugene Robinson Matthews, Elizabeth Matthews Welton, Elizabeth Matthews Welton Family Limited Partnership Phase II, and Danny Crayton -- 2240 Remount Road, Gastonia, N.C. 28054; Annabelle Z. Royster -- 3621 Club Colony Drive West, Gastonia, N.C. 28052; Nations Bank, N.A. -- Sara McDonnell (NCI-002-07-13), Nations Bank, N.A., Charlotte, N.C. 28255; First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the will of J. H. Matthews, Jr. -- c/o Ms. Sherry Ross, 2 First Union Center (CMG-1159), Charlotte, N.C. 28288-1159; and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

         2068

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 2,480 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.


(b) Includes 348 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 1,066 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 2,136 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 760 shares held by Belk Enterprises, Inc., 1,700 shares held by Belk Department Store of Lincolnton, N.C., Inc., 100 shares held by Belk-Harry Company and 750 shares held by Belk Department Store of Shelby, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 7,686 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 141 shares held by Thomas M. Belk, Jr. as custodian for the minor children of his brother, H. W. McKay Belk.

(h)  Includes 20 shares held by Thomas M. Belk, Jr.'s wife, Sarah F. Belk.


(i)  Includes 20 shares held by held by H. W. McKay Belk's wife, Nina F. Belk.


(j)  Includes 20 shares held by John R. Belk's wife, Kimberly D. Belk.


(k) Includes 1,944 shares held by James K. Glenn, Jr., Trustee under will of Daisy Belk Mattox, 312 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al, 628 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 628 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(l) Includes 328 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(m) Includes 380 shares held by NationsBank as Trustee for the Robert L. Doughton II Revocable Trust dated 3/25/97 and 1,822 shares held by Sara Dew Misner and North Carolina National Bank, Co-Trustees for Daisy Doughton Lange U/A dated November 5, 1965.

(n) Includes 1,918 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.

(o) Includes 656 shares held by B. Frank Matthews, II's wife, Betty Choate Matthews.


(p) Includes 3,412 shares held by Elizabeth Matthews Welton Family Limited Partnership Phase II. Elizabeth M. Welton has voting and investment power with respect to such shares.

         2069

(q) Includes 1,056 shares held by Robinson Investment Company. B. Frank Matthews, II and Elizabeth M. Welton share the voting and investment power with respect to such shares.

(r) Includes 2,640 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the Will of J.H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.

         2070

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................   F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         2071

                             MATTHEWS-BELK COMPANY

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 5,645,057   $ 5,044,766
  Accounts receivable, net..................................    7,361,429     7,749,569
  Merchandise inventory.....................................    8,519,706     8,077,692
  Deferred income taxes.....................................      196,721       359,166
  Other.....................................................      915,539       586,430
                                                              -----------   -----------
Total current assets........................................   22,638,452    21,817,623
Loans receivable from affiliates, net.......................    3,215,099     3,215,099
Investments.................................................    3,714,213     8,281,914
Property, plant and equipment, net..........................    8,481,360     9,370,223
Other noncurrent assets.....................................      368,631       387,459
                                                              -----------   -----------
                                                              $38,417,755   $43,072,318
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 2,737,003   $ 3,874,827
  Payables to affiliates, net...............................    1,274,471     1,932,212
  Accrued income taxes......................................      200,733       158,627
                                                              -----------   -----------
Total current liabilities...................................    4,212,207     5,965,666
Deferred income taxes.......................................      856,230     1,464,911
Long-term debt, excluding current installments..............           --       561,857
Other noncurrent liabilities................................    1,706,531     1,922,323
                                                              -----------   -----------
Total liabilities...........................................    6,774,968     9,914,757
Minority interest...........................................      669,601       700,009
Shareholders' equity:
  Common stock..............................................    5,120,000     5,120,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................    1,465,893     2,130,352
  Retained earnings.........................................   24,387,293    25,207,200
                                                              -----------   -----------
Total shareholders' equity..................................   30,973,186    32,457,552
                                                              -----------   -----------
                                                              $38,417,755   $43,072,318
                                                              ===========   ===========

         2072

                             MATTHEWS-BELK COMPANY

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $41,396,846   $40,648,643   $37,659,413
Less: Leased Sales......................................    1,205,668     1,243,742     1,177,632
                                                          -----------   -----------   -----------
Net sales...............................................   40,191,178    39,404,901    36,481,781
Operating costs and expenses............................   37,697,218    37,664,373    34,624,104
                                                          -----------   -----------   -----------
Income from operations..................................    2,493,960     1,740,528     1,857,677
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................       50,199       217,509       119,299
  Dividend income.......................................       95,939        92,908       111,014
  Gain (loss) on disposal of property, plant and
     equipment..........................................      (23,172)       (8,648)          108
  Gain (loss) on sale of securities.....................      (20,095)           --            --
  Miscellaneous, net....................................       61,886       139,059        48,272
                                                          -----------   -----------   -----------
Total other expense, net................................      164,757       440,828       278,693
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    2,658,717     2,181,356     2,136,370
Income tax expense (benefit)............................      965,890       761,388       749,792
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    1,692,827     1,419,968     1,386,578
Equity in earnings (loss) of unconsolidated entity, net
  of tax................................................           --        57,298       103,738
Minority interest in (earnings) loss of unconsolidated
  subsidiaries..........................................       27,951        33,934        30,408
                                                          -----------   -----------   -----------
Net earnings............................................    1,664,876     1,443,332     1,459,908
Retained earnings at beginning of period................   21,995,562    23,071,638    24,387,293
Dividends paid..........................................     (588,800)     (640,000)     (640,000)
Retained earnings adjustments...........................           --       512,323            (1)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $23,071,638   $24,387,293   $25,207,200
                                                          ===========   ===========   ===========

         2073

            MATTHEWS-BELK COMPANY -- GASTONIA, N.C. AND SUBSIDIARIES

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996 and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         2074
            MATTHEWS-BELK COMPANY -- GASTONIA, N.C. AND SUBSIDIARIES

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1995 and 1996 and amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements

         2075
            MATTHEWS-BELK COMPANY -- GASTONIA, N.C. AND SUBSIDIARIES

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

(12) RETAINED EARNINGS ADJUSTMENT

     Adjustment to Retained Earnings of the Company at February 3, 1996, is due to placing Belk Department Store of Lincolnton, N.C., Inc. on the equity method of accounting.

         2076

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2077

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2078

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2079

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2080

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2081

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2082

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $36,481,781   $1,459,908   $2,130,055   $3,227,411    $32,457,552
Adjustments to eliminate less than
  wholly-owned subsidiaries.................   (5,653,957)    (259,645)    (307,932)    (375,587)    (4,333,578)
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............  $30,827,824    1,200,263    1,822,123    2,851,824     28,123,974
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                       (70)        (108)        (108)
  Gain/loss on sale of securities...........                        --           --           --
  Impairment loss...........................                        --           --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                        --           --           --
  Gain/loss on discontinued operations......                        --           --           --
  Adjustment to tax expense.................                        --           --           --             --
                                                            ----------   ----------   ----------
Total non-operating items...................                       (70)        (108)        (108)
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                   (15,905)     (24,650)     (24,650)
  Adjustment for ownership in other Belk
    entities................................                                                         (3,543,628)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $1,184,288   $1,797,365   $2,827,066    $24,580,346
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(5,044,766)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........           --
    Loans receivable from affiliates, net...   (3,215,099)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............    1,932,212
    Long-term debt, excluding current
      installments..........................      561,857
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................   (5,765,796)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................    1,111,856
                                              -----------
Per Model...................................  $ 4,653,940
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2083

                                                               SUPPLEMENT NO. 49
         2084

                             MATTHEWS-BELK COMPANY
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 49
         2085

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Greenville, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 157.6685 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 914,162 shares of New Belk Class A Common Stock which will represent approximately 1.5236% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (50)
         2086

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2087

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Greenville, N.C., Inc. (the "Company") will be held on April 16, 1998, at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 157.6685 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2088

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                               SUPPLEMENT NO. 50

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 50 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
  General...................................................    20
  Results of Operations.....................................    20
  Comparison of Nine Months Ended November 1, 1997 and
    November 2, 1996........................................    20
  Comparison of Fiscal Years Ended February 1, 1997 and
    February 3, 1996........................................    21
  Comparison of Fiscal Years Ended February 3, 1996 and
    January 31, 1995........................................    21
  Seasonality and Quarterly Fluctuations....................    22
  Liquidity and Capital Resources...........................    22
  Impact of Inflation.......................................    23
BUSINESS OF THE COMPANY.....................................    23
SECURITY OWNERSHIP OF THE COMPANY...........................    24
INDEX TO HISTORICAL FINANCIAL STATEMENTS....................   F-1
  Report of KPMG Peat Marwick LLP, Independent Auditors.....   F-2
  Balance Sheets............................................   F-3
  Statements of Operations..................................   F-4
  Statements of Shareholders' Equity........................   F-5
  Statements of Cash Flows..................................   F-6
  Notes to Financial Statements.............................   F-7
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2089

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1938. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 157.6685 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 8,375 shares of Common Stock outstanding held of record by 58 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 68.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2090

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws"). This summary does not purport to be a complete statement of all of the differences between the rights of the Shareholders and the New Belk Stockholders. This summary is qualified in its entirety by reference to the full text of the New Belk Certificate, the New Belk Bylaws, the DGCL, the Company Articles, the Company Bylaws and the NCBCA.

     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 10,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one

         2091

vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.
         2092

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the

         2093

shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or one or more series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.
         2094

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable

         2095

range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares

         2096

entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

         2097

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain
         2098

circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

         2099

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholder's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholder's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization
         2100

Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited, (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine

         2101

the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2102

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Net Sales............  $41,198,142    $41,198,142       0.6      $11,099,151      $13,619,734
EBITDA...............    2,680,540      2,575,838         7       11,099,151        6,931,715
EBIT.................    1,609,761      1,505,059        10       11,099,151        3,951,439
Net Income...........      378,565        312,029        15               --        4,680,435
Book Equity..........   20,283,036     12,156,589         1               --       12,156,589

         2103

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Asheboro,
  N.C., Inc.                   18.3590%          X        $10,609,421         =        $ 1,947,784
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                 11.9502           X          8,096,519         =            967,550
Belk's Department
  Store of Dunn,
  North Carolina,
  Incorporated                 13.3712           X         14,191,195         =          1,897,533
Belk Department Store
  of Elkin, N.C.,
  Inc.                          4.8684           X          1,368,240         =             66,611
Belk's Department
  Store of Florence,
  S.C., Incorporated           10.1627           X         24,968,409         =          2,537,465
Belk's Department
  Store of Morehead
  City, N.C., Inc.              4.0541           X         10,315,936         =            418,218
Belk's Department
  Store of New Bern,
  N.C., Incorporated           10.6728           X          7,893,728         =            842,482
Hudson-Belk Co. of
  Fuquay-Varina,
  N.C., Inc.                   23.8868           X          5,660,048         =          1,352,004
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                          6.0189           X         29,859,959         =          1,797,241
                                                                                       -----------
Total                                                                                  $11,826,888
                                                                                       ===========

Relative Operating Value of Company                                                    $13,619,734
Relative Operating Value of Other Companies Owned by Company                  +         11,826,888
                                                                                       -----------
Total Relative Value of Company                                               =        $25,446,622
                                                                                       ===========

         2104

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                  1.2179%          X        $25,446,622         =        $   309,914
Belk Brothers Company           8.5493           X         25,446,622         =          2,175,508
Belk Enterprises,
  Inc.                         20.7164           X         25,446,622         =          5,271,624
Belk Department Store
  of Clinton, N.C.
  Inc.                           .2866           X         25,446,622         =             72,930
                                                                                       -----------
Total                                                                                  $ 7,829,977
                                                                                       ===========

Total Relative Value of Company                                                        $25,446,622
Total Relative Value of Company Owned by Other Belk Companies                 -          7,829,977
                                                                                       -----------
Net Relative Value of Company                                                 =        $17,616,646
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $17,616,646             /          $1,156,226,577            =              1.5236%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.5236%               X         59,998,834)        /              5,798         =         157.6685


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2105

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share, and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                                 FISCAL YEAR          NINE MONTHS
                                                              ENDED FEBRUARY 1,    ENDED NOVEMBER 1,
                                                                    1997                 1997
                                                              -----------------    -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   45.20            $  (11.87)
  Dividends(2)..............................................          15.00                10.00
  Book value per share(3)...................................       2,421.85             2,399.99
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96                 0.29
  Dividends(2)..............................................           0.26                 0.22
  Book value per share(5)...................................          12.52                12.65
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         151.36                44.98
  Dividends(2)..............................................          40.99                34.99
  Book value per share......................................       1,974.01             1,994.06


---------------

(1) Based on 8,375 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997 and the nine-month period ended November 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 8,375 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the periods presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying the New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2106

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical financial information of the Company presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997 are derived from the financial statements of the Company. The financial statements as of February 1, 1997 and for the year then ended have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements, and the report thereon, are included elsewhere in this Prospectus Supplement. The selected data presented below for, and as of the end of, each of the years in the four-year period ended February 3, 1996 and for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

     Selected historical combined and pro forma financial data for the Belk Companies is included in the Proxy Statement/Prospectus.

                                                    FISCAL YEAR ENDED                                NINE MONTHS ENDED
                           -------------------------------------------------------------------   -------------------------
                           FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                              1993          1994          1995          1996          1997          1996          1997
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
SELECTED STATEMENT OF
  INCOME
Revenues:................  37,425,526    37,486,054    38,498,133    39,823,181    41,243,896    28,063,310    28,312,733
Cost of goods sold.......  24,818,048    25,287,569    25,927,047    28,033,052    28,963,777    19,787,034    19,976,382
Depreciation and
  amortization...........     776,291       869,165       847,517       764,145     1,070,780       754,437       784,227
Income from continuing
  operations.............   1,593,796     1,347,143     1,547,267       796,437       378,565      (136,134)      (99,400)
Net income (loss)........   1,593,796     1,502,576     1,547,267       796,437       378,565      (136,134)      (99,400)
Net income (loss) per
  share(1)...............      190.30        179.41        184.75         95.10         45.20        (16.25)       (11.87)
Dividends per share......          --         10.00         15.00         15.00         15.00         15.00         10.00
Weighted average number
  of shares
  outstanding............       8,375         8,375         8,375         8,375         8,375         8,375         8,375
SELECTED BALANCE SHEET
  DATA:
Accounts
  receivable -- net......   5,736,510     5,388,337     5,548,080     5,751,013     6,724,679     6,279,325     6,624,297
Merchandise
  inventories............   8,820,725     8,690,156     8,775,761     8,853,131    10,704,953    12,741,347    12,107,487
Working capital..........   8,784,481    10,613,789    12,618,582    12,749,393     3,524,353     2,822,712    10,702,406
Total assets.............  24,659,072    23,325,313    23,504,513    24,354,609    38,133,797    38,367,693    38,032,210
Short-term debt..........          --            --            --            --            --            --            --
Long-term debt...........          --            --            --            --            --            --     7,810,714
Capitalized lease
  obligations............          --            --            --            --            --            --            --
Shareholders' equity.....  16,518,816    17,937,642    19,359,285    20,030,096    20,283,036    19,768,337    20,099,886
Book value per
  share(2)...............    1,972.40      2,141.81      2,311.56      2,391.65      2,421.85      2,360.40      2,399.99
SELECTED OPERATING DATA:
Number of stores at end
  of period..............           9             8             8             7             7             7             7
Comparable store net
  revenue increases
  (decreases)............        2.4%          1.9%          2.7%          2.3%          (4.4)%        (4.0)%        (2.1)%

---------------

(1) Based on the weighted average number of shares of Common Stock outstanding for each period presented.
(2) Based on the number of shares of Common Stock outstanding at the end of each period presented.

         2107

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the historical financial condition and results of operations of the Belk Department Store of Greenville, N.C., Inc. for each of the fiscal years ended January 31, 1995, February 3, 1996, and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 which should be read in conjunction with the historical financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Certain Components of Net Income. Revenues include sales from retail operations and leased departments. Cost of goods sold include cost of merchandise, buying, and occupancy expense. Selling, general, and administrative expense ("SG&A") includes payroll, advertising, credit, and depreciation expense.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's statements of income and other pertinent financial data.

                                                      FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                           ---------------------------------------   -------------------------
                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                             1995(A)       1996(A)       1997(A)        1996          1997
                                           -----------   -----------   -----------   -----------   -----------
Revenues.................................     100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold.......................      67.3          70.4          70.2          70.5          70.6
Selling, general and administrative
  expenses...............................      25.7          25.9          26.3          28.1          27.5
Income from operations...................       7.0           3.7           3.5           1.4           1.9
Interest expense, net....................       0.3           0.5           2.5           2.4           2.9
Income tax expense (benefit).............       2.3           1.1           0.4          (0.3)         (0.3)
Net income (loss)........................       4.0           2.0           0.9          (0.5)         (0.4)
Comparable stores revenues increase
  (decrease).............................       2.7           2.3          (4.4)         (4.0)         (2.1)
Number of stores
  Opened.................................         0             0             0             0             0
  Closed.................................         0             1             0             0             0
Total -- end of period...................         8             7             7             7             7

---------------

(a) The fiscal years ended February 1, 1997 and January 31, 1995 consisted of 52 weeks. The fiscal year ended February 3, 1996 consisted of 368 days.

COMPARISON OF NINE MONTHS ENDED NOVEMBER 1, 1997 AND NOVEMBER 2, 1996

     Revenues. The Company's revenues for the nine months ended November 1, 1997 increased 0.9%, or $0.2 million, over the same period in 1996 from $28.1 million to $28.3 million. The increase was attributable to a revenue increase at the Greenville, North Carolina store at Plaza Mall, which was remodeled in fiscal year 1997, of $0.5 million. Comparable store revenues for the nine months ended November 1, 1997 decreased 2.1% with the largest decrease in the Greenville, North Carolina store at Carolina East Mall which is in the same market as the Plaza Mall store.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased from 70.5% for the nine months ended November 2, 1996 to 70.6% for the nine months ended November 1, 1997. Cost of goods sold increased 1.0%, or $0.2 million, from $19.8 million for the nine months ended November 2, 1996 to $20.0 million for the nine months ended November 1, 1997 primarily as a result of the increase in revenues.

     Selling, General, and Administrative Expenses. As a percentage of revenues, SG&A decreased from 28.1% for the nine months ended November 2, 1996 to 27.5% for the nine months ended November 1, 1997. SG&A decreased 1.0%, or $0.1 million, from $7.9 million for the nine months ended November 2, 1996 to

         2108

$7.8 million for the nine months ended November 1, 1997. This decrease was primarily due to a decrease in payroll as a percentage of revenues of 0.8%, offset partially by increases in advertising and bad debts, net.

     Interest Expense, Net. Interest expense, net was $0.7 million for the nine months ended November 2, 1996 and $0.8 million for the nine months ended November 1, 1997.

     Net Loss. Net loss decreased $36.7 thousand to 0.4% of revenues for the nine months ended November 1, 1997 compared to 0.5% of revenues for the same period in 1996.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

     Revenues. The Company's revenues in fiscal year 1997 increased 3.6%, or $1.4 million, over fiscal year 1996 from $39.8 million to $41.2 million. The increase was attributable to increased revenues at the Greenville, North Carolina store at Greenville Plaza Mall, which amounted to $4.1 million. This increase was partially offset by a decrease in revenues at the Greenville, North Carolina store at Carolina East Mall in the same market of $1.2 million and the Farmville, North Carolina store of $1.0 million. On a comparable store revenues basis, revenues decreased 4.4% compared to the first 52 weeks of fiscal year 1996. These decreases were primarily a result of the decrease in revenues at the Greenville Carolina East Mall store.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 70.4% in fiscal year 1996 to 70.2% in fiscal year 1997. Cost of goods sold increased 3.3%, or $0.9 million, from $28.0 million in fiscal year 1996 to $28.9 million in fiscal year 1997 primarily due to an increase in revenues and increases in buying and occupancy expense.

     Selling, General, and Administrative Expenses. As a percentage of revenues, SG&A increased from 25.9% in fiscal year 1996 to 26.3% in fiscal year 1997. SG&A increased 5.2%, or $0.5 million, primarily due to increases in selling payroll expense, advertising, and depreciation expense.

     Interest Expense, Net. Interest expense, net was $0.2 million in fiscal year 1996 and $1.0 million in fiscal year 1997. In fiscal year 1997, interest expense, net increased $0.8 million as a result of increased borrowings from affiliates to fund capital expenditures and purchases of investments.

     Net Income. Net income decreased $0.4 million to 0.9% of revenues in fiscal year 1997 compared to 2.0% of revenues in fiscal year 1996. This decrease was primarily a result of the increase in interest expense, net discussed above.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 3, 1996 AND JANUARY 31, 1995

     Revenues. The Company's revenues in fiscal year 1996 increased by 3.4% or $1.3 million from $38.5 million in fiscal year 1995 to $39.8 million in fiscal year 1996. Adjusting for the impact of the additional days in fiscal year 1996, comparable store revenues increased 2.3%. This increase was primarily due to an increase in the Greenville Carolina East Mall store.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased from 67.3% in fiscal year 1995 to 70.4% in fiscal year 1996. Cost of goods sold increased 8.1%, or $2.1 million, from $25.9 million in fiscal year 1995 to $28.0 million in fiscal year 1996 primarily due to a increase in revenues. Cost of merchandise increased significantly at both the Greenville Carolina East Mall and Greenville Plaza Mall stores as a result of higher markdowns. In fiscal year 1996, higher markdowns were experienced due to the liquidation of aged inventory at all stores.

     Selling, General, and Administrative Expenses. As a percentage of revenues, SG&A increased from 25.7% in fiscal year 1995 to 25.9% in fiscal year 1996. SG&A increased 4.2%, or $0.4 million, in fiscal year 1996 as compared to fiscal year 1995. The increase was primarily attributable to an increase in advertising and administrative expense.

     Interest Expense, Net. Interest expense, net increased $66.7 thousand, from $129.4 thousand for fiscal year 1995 to $196.1 thousand for fiscal year 1996.

         2109

     Net Income. Net income decreased 48.5%, or $0.8 million, from 4.0% of revenues in fiscal year 1995 to 2.0% of revenues in fiscal year 1996. The decrease was primarily attributable to an increase of 3.1% in cost of goods sold, as a percentage of revenues, related to the liquidation of aged inventory.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income, and net income. The highest revenue period for the Company is the fourth quarter which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest in anticipation of increased revenues during these months.

     The following table illustrates the seasonality of revenues by quarter as a percentage of the full-year for the fiscal years indicated.

                                                              1995    1996    1997
                                                              ----    ----    ----
First quarter...............................................  21.4%   20.8%   22.2%
Second quarter..............................................  21.1    21.3    21.4
Third quarter...............................................  24.3    24.1    24.4
Fourth quarter..............................................  33.2    33.8    32.0

     The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings and remodelings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash on hand, cash flow from operations, and borrowings under credit facilities. During the nine months ended November 1, 1997, net cash used by operations was $8.2 million, compared to net cash provided by operations of $10.5 million during the same period in 1996. The decrease in cash provided by operations was primarily a result of the change in payables to affiliates. An investment in additional inventory was made to support the revenues growth in the Greenville Plaza Mall store in the amount of $3.9 million and $1.4 million during the nine months ended November 2, 1996 and November 1, 1997, respectively. In addition, during the nine months ended November 2, 1996 accounts receivable from customers increased resulting in a use of cash of $0.5 million.

     In fiscal year 1997, the Company had sufficient cash flows from operations and credit facilities to fund its working capital needs, capital expenditures, and equity purchases. Net cash provided by operations was $0.6 million, $1.7 million and $10.5 million for the 1995, 1996 and 1997 fiscal years, respectively. The increase in cash flow in fiscal year 1997 was primarily attributable to an increase in payables to affiliates, offset by increased customer accounts receivable and an additional investment in merchandise inventory.

     Investing activities included capital expenditures, primarily for remodeled or expanded stores and the purchases and sales of property and equipment related to store openings and closings. Capital expenditures, primarily for new and remodeled stores, amounted to $43.8 thousand in the first nine months of fiscal year 1998 and $2.3 million in the comparable period in fiscal year 1997. Capital expenditures amounted to $0.2 million, $1.6 million and $2.4 million for the 1995, 1996 and 1997 fiscal years, respectively. In fiscal year 1996, the Company opened a new Men's, Kids and Home unit in the Greenville Plaza Mall. In addition, the Plaza Mall Women's store was remodeled. The Farmville, North Carolina store was closed in fiscal year 1996. The Company operated 8, 7 and 7 department stores, respectively for the 1995, 1996 and 1997 fiscal years. The Mount Olive and Plymouth Landing stores will close January 31, 1998.

     Financing activities included purchase of common stock and payments to or additional borrowings from affiliates or credit facilities. The Company's total indebtedness at November 1, 1997 was $7.8 million, comprised of $1.1 million of current installments on long-term borrowings and $6.7 million of long-term

         2110

borrowings. The $7.8 million of total indebtedness is variable rate debt based on LIBOR. The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its LIBOR based indebtedness.

     During fiscal year 1997, the Company purchased common stock in affiliates from several major shareholders for $8.1 million. The Company has accounted for the investment using the equity method.

     The Company has exhausted its available financing capabilities during its recent expansion.

IMPACT OF INFLATION

     While it is difficult to determine the precise effects of inflation, management does not believe inflation had a material impact on the financial statements for the periods presented.

                            BUSINESS OF THE COMPANY

     General. The Company operates four retail department stores in the following locations in North Carolina: Carolina East Mall and Plaza Mall in Greenville, Roanoke Landing in Williamston, and Parkwood Mall in Wilson. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Howard group office in Fayetteville, North Carolina. The Company operates its retail store out of two locations at Plaza Mall in Greenville. In February 1998, the Company sold the leases and fixed assets of its stores in Mt. Olive and Plymouth, North Carolina to Peebles, Inc. In addition, the Company closed its location in downtown Wilson in January 1998.

     Facilities. The Company operates four stores, of which one is leased under a long-term lease and three are owned by the Company; however, at Plaza Mall in Greenville, the Company owns the 50,000 square foot "main" store, but also leases the 54,000 square foot "men's" store. The leases have termination dates of 2004 and 2009. The floor space of the leased buildings ranges from 54,000 to 93,000 square feet. The other owned buildings range from 46,000 to 120,000 square feet. The Company believes the facilities are generally adequate to meet its current needs, although the Company's Board has approved a renovation of the Wilson Store, which is scheduled for 1998.

     Competition. Specific competitors in the Company's market include Brody's, Sears, Penney, and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2111

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g)(h)..................................     5,212           62.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(g)(h)..............................................     3,948           47.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(g)(h)..............................................     3,948           47.1%
John R. Belk (Director and Executive Officer)
  (b)(d)(g)(h)..............................................     3,932           46.9%
Sarah Belk Gambrell (e)(f)..................................     1,689           20.2%
Katherine McKay Belk (b)(d).................................     1,206           14.4%
Katherine Belk Morris (b)(d)................................     1,375           16.4%
Leroy Robinson (b)(d).......................................     1,203           14.4%
Troy M. Howard (Director and Executive Officer).............         0               *
William R. Young (Executive Officer)........................         0               *
Belk Enterprises, Inc.......................................     1,735           20.7%
J.V. Properties.............................................       716            8.5%
Montgomery Investment Company...............................       476            5.7%
Milburn Investment Company..................................       760            9.1%
Brothers Investment Company.................................       443            5.3%
All Directors and Executive Officers as a group (5
  persons)..................................................     5,700           68.1%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Troy M. Howard and William R. Young -- 4525 Camp Ground Road, Fayetteville, N.C. 28314; Belk Enterprises, Inc., J. V. Properties, Montgomery Investment Company, Milburn Investment Company and Brothers Investment Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 476 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 443 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 11 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, Trustee, is John M. Belk's wife.

         2112

(d) Includes 760 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., W. H. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(e) Includes 400 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 9 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(g) Includes 102 shares held by Belk's Department Store of Asheville, North Carolina, Incorporated, 1,735 shares held by Belk Enterprises, Inc. and 24 shares held by Belk Department Store of Clinton, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(h) Includes 716 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, has voting and investment power with respect to such shares.

         2113

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP, Independent Auditors.......   F-2

Balance Sheets..............................................   F-3

Statements of Operations....................................   F-4

Statements of Shareholders' Equity..........................   F-5

Statements of Cash Flows....................................   F-6

Notes to Financial Statements...............................   F-7

         2114

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Belk Department Store of Greenville, N.C., Inc.

     We have audited the accompanying balance sheet of Belk Department Store of Greenville, N.C., Inc. as of February 1, 1997, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belk Department Store of Greenville, N.C., Inc. at February 1, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Charlotte, North Carolina
November 14, 1997

         2115

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                                 BALANCE SHEETS

                                                          FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                             1996          1997          1997
                                                          -----------   -----------   -----------
                                                          (UNAUDITED)                 (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.............................  $   827,821   $   767,596   $   272,828
  Accounts receivable, net..............................    5,751,013     6,724,679     6,624,297
  Merchandise inventory.................................    8,853,131    10,704,953    12,107,487
  Receivables from affiliates...........................      358,885     1,964,802     1,718,468
  Deferred income taxes.................................       62,643        51,289        65,554
  Prepaid expenses and other current assets.............      564,103       439,086       405,941
                                                          -----------   -----------   -----------
Total current assets....................................   16,417,596    20,652,405    21,194,575
Investments.............................................       18,990     7,257,423     7,257,423
Investment in unconsolidated entity.....................           --       871,774       899,929
Property and equipment, net.............................    7,555,428     8,873,263     8,132,883
Deferred income taxes...................................      134,207       179,226       179,226
Other assets............................................      228,388       299,706       368,174
                                                          -----------   -----------   -----------
Total assets............................................  $24,354,609   $38,133,797   $38,032,210
                                                          ===========   ===========   ===========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $ 2,784,607   $ 2,719,636   $ 2,698,611
  Accrued expenses......................................      694,271       558,416       857,014
  Payables to affiliates................................      180,681    13,850,000     5,750,000
  Current installments of long-term debt................           --            --     1,157,144
  Accrued income taxes..................................        8,644            --        29,400
                                                          -----------   -----------   -----------
Total current liabilities...............................    3,668,203    17,128,052    10,492,169
Long-term debt, excluding current installments..........           --            --     6,653,570
Deferred compensation...................................      540,657       577,841       641,828
Other noncurrent liabilities............................      115,653       144,868       144,757
                                                          -----------   -----------   -----------
Total liabilities.......................................    4,324,513    17,850,761    17,932,324
                                                          -----------   -----------   -----------
Shareholders' equity:
  Common stock, $100 par value; authorized 23,000
     shares; issued and outstanding 8,375 shares........      837,500       837,500       837,500
  Retained earnings.....................................   19,192,596    19,445,536    19,262,386
                                                          -----------   -----------   -----------
Total shareholders' equity..............................   20,030,096    20,283,036    20,099,886
                                                          -----------   -----------   -----------
Total liabilities and shareholders' equity..............  $24,354,609   $38,133,797   $38,032,210
                                                          ===========   ===========   ===========

                See accompanying notes to financial statements.

         2116

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                            STATEMENTS OF OPERATIONS

                                                YEAR ENDED                      NINE MONTHS ENDED
                                  ---------------------------------------   -------------------------
                                  JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                     1995          1996          1997          1996          1997
                                  -----------   -----------   -----------   -----------   -----------
                                  (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Revenues........................  $38,498,133   $39,823,181   $41,243,896   $28,063,310   $28,312,733
Cost of goods sold (including
  occupancy and buying
  expenses).....................   25,927,047    28,033,052    28,963,777    19,787,034    19,976,382
Selling, general and
  administrative expenses.......    9,894,934    10,305,876    10,841,948     7,879,626     7,798,302
                                  -----------   -----------   -----------   -----------   -----------
Income from operations..........    2,676,152     1,484,253     1,438,171       396,650       538,049
Interest expense, net...........     (129,433)     (196,150)   (1,014,047)     (682,988)     (832,154)
Gain (loss) on sale of property
  and equipment.................            6       (12,322)       16,111        16,012           200
Other income (expense), net.....     (100,452)      (25,009)       67,074        10,041        74,604
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes, and equity in earnings
  of unconsolidated entities....    2,446,273     1,250,772       507,309      (260,285)     (219,301)
Income taxes....................      899,006       454,335       184,924       (95,000)      (80,000)
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before equity in
  earnings of unconsolidated
  entities......................    1,547,267       796,437       322,385      (165,285)     (139,301)
Equity in earnings of
  unconsolidated entities, net
  of income taxes...............           --            --        56,180        29,151        39,901
                                  -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $ 1,547,267   $   796,437   $   378,565   $  (136,134)  $   (99,400)
                                  ===========   ===========   ===========   ===========   ===========
Earnings (loss) per share.......  $    184.75   $     95.10   $     45.20   $    (16.25)  $    (11.87)
                                  ===========   ===========   ===========   ===========   ===========
Weighted average shares.........        8,375         8,375         8,375         8,375         8,375
                                  ===========   ===========   ===========   ===========   ===========

                See accompanying notes to financial statements.

         2117

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             COMMON     RETAINED
                                                             STOCK      EARNINGS        TOTAL
                                                            --------   -----------   -----------
Balance at February 1, 1994 (unaudited)...................  $837,500   $17,100,142   $17,937,642
Cash dividends (unaudited)................................        --      (125,625)     (125,625)
Net income (unaudited)....................................        --     1,547,267     1,547,267
                                                            --------   -----------   -----------
Balance at January 31, 1995 (unaudited)...................   837,500    18,521,784    19,359,284
Cash dividends (unaudited)................................        --      (125,625)     (125,625)
Net income (unaudited)....................................        --       796,437       796,437
                                                            --------   -----------   -----------
Balance at February 3, 1996...............................   837,500    19,192,596    20,030,096
Cash dividends............................................        --      (125,625)     (125,625)
Net income................................................        --       378,565       378,565
                                                            --------   -----------   -----------
Balance at February 1, 1997...............................   837,500    19,445,536    20,283,036
Cash dividends (unaudited)................................        --       (83,750)      (83,750)
Net loss (unaudited)......................................        --       (99,400)      (99,400)
                                                            --------   -----------   -----------
Balance at November 1, 1997 (unaudited)...................  $837,500   $19,262,386   $20,099,886
                                                            ========   ===========   ===========

                See accompanying notes to financial statements.

         2118

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                            STATEMENTS OF CASH FLOWS

                                                       FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                            ---------------------------------------   -------------------------
                                            JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                               1995          1996          1997          1996          1997
                                            -----------   -----------   -----------   -----------   -----------
                                            (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................  $ 1,547,267   $   796,437   $   378,565   $  (136,134)  $   (99,400)
Adjustments to reconcile net income (loss)
  to net cash provided (used) by operating
  activities:
  Deferred income taxes...................     (201,467)        1,429       (33,665)      (12,963)      (14,265)
  Depreciation and amortization...........      847,517       764,145     1,070,780       754,437       784,227
  Loss (gain) on sale of property and
    equipment.............................           (6)       12,322       (16,111)      (16,012)         (200)
  Equity in earnings of unconsolidated
    entities..............................           --            --       (56,180)      (29,151)      (39,901)
  (Increase) decrease in:
    Accounts receivable, net..............     (159,743)     (202,933)     (973,666)     (528,312)      100,382
    Merchandise inventory.................      (85,606)      (77,370)   (1,851,822)   (3,888,216)   (1,402,534)
    Receivables from affiliates...........     (309,329)      264,548    (1,605,917)      331,931       246,334
    Other assets..........................      155,183       (57,277)       53,699      (289,829)      (35,323)
  Increase (decrease) in:
    Accounts payable and accrued
      expenses............................      403,979     1,183,626      (200,826)     (161,944)      277,573
    Payables to affiliates................   (1,702,022)     (856,002)   13,669,319    14,410,361    (8,100,000)
    Accrued income taxes..................       16,681      (276,145)       (8,644)       (8,644)       29,400
    Deferred compensation and other
      noncurrent liabilities..............       68,396       127,806        66,399        35,071        63,876
                                            -----------   -----------   -----------   -----------   -----------
Net cash provided (used) by operating
  activities..............................      580,850     1,680,586    10,491,931    10,460,595    (8,189,831)
                                            -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of property and equipment.....     (207,961)   (1,557,758)   (2,391,313)   (2,296,774)      (43,847)
  Proceeds from sale of property and
    equipment.............................       18,448        28,861        18,809        18,946           200
  Purchase of investments.................           --            --    (8,054,027)   (8,054,027)           --
  Other changes in investments............           --            --            --            --        11,746
                                            -----------   -----------   -----------   -----------   -----------
Net cash used by investing activities.....     (189,513)   (1,528,897)  (10,426,531)  (10,331,855)      (31,901)
                                            -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
    Proceeds from issuance of long-term
      debt................................           --            --            --            --     8,100,000
    Principal payments on long-term
      debt................................           --            --            --            --      (289,286)
    Dividends paid........................     (125,625)     (125,625)     (125,625)     (125,625)      (83,750)
                                            -----------   -----------   -----------   -----------   -----------
Net cash provided (used) by financing
  activities..............................     (125,625)     (125,625)     (125,625)     (125,625)    7,726,964
                                            -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.............................      265,712        26,064       (60,225)        3,115      (494,768)
Cash and cash equivalents at beginning of
  period..................................      536,045       801,757       827,821       827,821       767,596
                                            -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period..................................  $   801,757   $   827,821   $   767,596   $   830,936   $   272,828
                                            ===========   ===========   ===========   ===========   ===========
Supplemental disclosures of cash flow
  information:
    Interest paid.........................  $   593,245   $   854,643   $ 1,433,242   $   968,917   $ 1,224,072
    Income taxes paid.....................    1,081,924       911,800       314,100       314,100        68,000

                See accompanying notes to financial statements.

         2119

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS

     Belk Department Store of Greenville, N.C., Inc. (the Company) operates retail department stores in North Carolina.

FISCAL YEAR

     Starting in fiscal year 1996, the Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1996 and 1997 ended on February 3, 1996 and February 1, 1997 and included 368 and 365 days, respectively. Fiscal year 1995 ended on Tuesday, January 31, 1995 and included 364 days.

UNAUDITED FINANCIAL STATEMENTS

     The financial statements as of February 3, 1996 and for the years ended January 31, 1995 and February 3, 1996, and as of and for the periods ended November 2, 1996 and November 1, 1997 are unaudited. In the opinion of management, the accompanying financial statements reflect all adjustments necessary to present fairly the Company's financial position and results of operations and cash flows. The combined financial statements for the interim periods ended November 2, 1996 and November 1, 1997 are not necessarily indicative of the results of operations for a full fiscal year.

REVENUES

     Revenues include sales from retail operations and leased departments, net of returns.

COST OF GOODS SOLD

     Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include the payroll and travel expenses associated with the buying function.

MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

FINANCE CHARGES

     Selling, general and administrative expenses in the combined statements of operations are reduced by finance charge revenue arising from customer accounts receivable. Finance charge revenue amounted to approximately $769,000, $748,000 and $867,000 in fiscal years 1995, 1996 and 1997, respectively.

PROPERTY AND EQUIPMENT, NET

     Property and equipment owned by the Company are stated at cost less accumulated depreciation. Depreciation is provided utilizing straight-line and various accelerated methods over the estimated asset lives.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

         2120
                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PRE-OPENING COSTS

     Store pre-opening costs are expensed as incurred.

CASH EQUIVALENTS

     Cash equivalents include liquid investments with an original maturity of 90 days or less.

ADVERTISING

     Advertising costs are expensed as incurred and amounted to $730,168, $937,289 and $1,065,140 in fiscal years 1995, 1996 and 1997, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) ACCOUNTS RECEIVABLE, NET

     Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

     The Company provides an allowance for doubtful accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns and management judgment.

     Accounts receivable, net consists of:

                                                     FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                        1996          1997          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)                 (UNAUDITED)
Customer receivables...............................  $5,799,230    $6,811,184    $6,764,105
Other..............................................      34,674        30,537        19,132
Less allowance for doubtful accounts...............     (82,891)     (117,042)     (158,940)
                                                     ----------    ----------    ----------
Accounts receivable, net...........................  $5,751,013    $6,724,679    $6,624,297
                                                     ==========    ==========    ==========

         2121
                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Changes in allowance for doubtful accounts are as follows:

                                           FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                ---------------------------------------   -------------------------
                                JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                   1995          1996          1997          1996          1997
                                -----------   -----------   -----------   -----------   -----------
                                (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Balance, beginning of
  period......................   $ 63,818      $ 67,636      $  82,891     $  82,891     $ 117,042
Charged to expense............     93,223       105,002        193,993       106,412       206,852
Net uncollectible balances
  written off.................    (89,405)      (89,747)      (159,842)     (106,412)     (164,954)
                                 --------      --------      ---------     ---------     ---------
Balance, end of period........   $ 67,636      $ 82,891      $ 117,042     $  82,891     $ 158,940
                                 ========      ========      =========     =========     =========

(3) INVESTMENT IN UNCONSOLIDATED ENTITY

     The Company's investment in the following unconsolidated entity includes the unamortized excess of the Company's investment over its equity in the investments' net assets. The excess was $234,359 at February 1, 1997, and is being amortized on a straight-line basis over a period of 15 years. The investment in unconsolidated entities and percentage owned is:

Hudson-Belk Co. of Fuquay-Varina, N.C., Inc.................  23.9%

     Condensed financial information of the unconsolidated entity is as follows:

                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)
Current assets.....................................  $1,860,092    $2,009,774    $2,350,848
Noncurrent assets..................................     733,977       671,304       645,037
Current liabilities................................     249,611       193,482       263,472
Noncurrent liabilities.............................      61,591        54,307        47,699
Shareholders' equity...............................   2,282,867     2,433,289     2,684,714
Revenues...........................................   4,293,565     4,153,975     4,326,878
Net income.........................................     220,903       199,591       300,595

(4) INVESTMENTS

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values are recorded at original cost when ownership is less than 20%. Any such investments owned 20% or more but not greater than 50% are accounted for on the equity method. Investments that were previously accounted for on the cost method may become qualified for use of the equity method. The carrying amount of those investments are adjusted to reflect the investor's share of the income, losses and dividends received from the investees.

         2122
                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) PROPERTY AND EQUIPMENT, NET

     Details of property and equipment, net are as follows:

                                      ESTIMATED  FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                        LIVES        1996           1997           1997
                                      ---------  ------------   ------------   ------------
                                                 (UNAUDITED)                   (UNAUDITED)
Land................................     N/A     $    274,457   $    274,457   $    274,457
Buildings...........................    30-50       9,211,738      9,212,466     10,641,906
Furniture, fixtures and equipment...     5-7        7,570,531      8,100,047      9,554,806
Construction in progress............     N/A        1,107,642      2,845,419          2,010
                                                 ------------   ------------   ------------
                                                   18,164,368     20,432,389     20,473,179
Less accumulated depreciation.......              (10,608,940)   (11,559,126)   (12,340,296)
                                                 ------------   ------------   ------------
Property and equipment, net.........             $  7,555,428   $  8,873,263   $  8,132,883
                                                 ============   ============   ============

(6) ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                     FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                        1996          1997          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)                 (UNAUDITED)
Salaries, wages and employee benefits..............   $397,899      $256,735      $142,954
Interest...........................................      6,376        81,629       114,273
Taxes, other than income...........................     93,659        68,034       196,457
Rent...............................................     17,730        16,341         9,236
Other..............................................    178,607       135,677       394,094
                                                      --------      --------      --------
                                                      $694,271      $558,416      $857,014
                                                      ========      ========      ========

(7) BORROWINGS

     Long term debt consists of the following:

                                                    FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                       1996          1997          1997
                                                    -----------   -----------   -----------
                                                    (UNAUDITED)                 (UNAUDITED)
Unsecured term loan agreement payable in
  installments through July 2004; interest at
  LIBOR (5.65% at November 1, 1997) plus from 80
  to 100 basis points.............................      $--           $--       $ 7,810,714
Less current installments.........................       --            --        (1,157,144)
                                                        ---           ---       -----------
Long-term debt excluding current installments.....      $--           $--       $ 6,653,570
                                                        ===           ===       ===========

     The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional funded debt, except as permitted, and the disposal, expansion or purchase of fixed assets, except as permitted. Under the most restrictive of these provisions, the Company must maintain, at the end of any fiscal year, a consolidated tangible net worth in excess of a base amount increasing annually, as defined in the credit agreement. In addition, at the end of the second quarter and the fiscal year, the Company must maintain a leverage ratio of less than or equal to .50 to 1.00 and, commencing with the fiscal year ending in 1998, a minimum fixed charge coverage ratio of 1.10 to 1.00. The Company was in compliance with the loan covenants as of November 1, 1997.

         2123
                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The covenants also include a restriction on dividend payments. The Company can only declare dividends from operating profits from the preceding fiscal year. At February 1, 1997, the Company had $19,066,971 of retained earnings unavailable for dividend payments.

     The Company has unsecured line of credit agreements totaling $4,500,000 with banks at interest rates quoted by the banks (which historically have been approximately 80 points above LIBOR.) There were no amounts outstanding at February 3, 1996, February 1, 1997 and November 1, 1997.

(8) LEASE COMMITMENTS

     The Company leases certain stores, warehouse facilities and equipment under operating leases. The majority of those leases will expire over the next 10 years. The leases usually contain renewal options and provide for payment by the leasee of real estate taxes and other expenses, and in certain instances, increased rentals based on percentages of sales.

FISCAL YEAR                                                   OPERATING
-----------                                                   ----------
1998........................................................  $  625,235
1999........................................................     621,035
2000........................................................     591,635
2001........................................................     591,635
2002........................................................     591,635
After 2002..................................................   2,482,353
                                                              ----------
Total.......................................................  $5,503,528
                                                              ==========

     Rental expense for all operating leases consists of the following:

                                                                FISCAL YEAR ENDED
                                                     ---------------------------------------
                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)
Buildings:
  Minimum rentals..................................   $454,595      $534,309      $668,147
  Contingent rentals...............................     14,110        16,730        (3,941)
Equipment..........................................      3,574         5,764         7,134
                                                      --------      --------      --------
  Total rental expense.............................   $472,279      $556,803      $671,340
                                                      ========      ========      ========

     Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities.

         2124
                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(9) INCOME TAXES

     Federal and state income tax expense (benefit) is as follows:

                                            FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                 ---------------------------------------   -------------------------
                                 JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                    1995          1996          1997          1996          1997
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Current:
  Federal......................  $  880,507     $364,227      $173,211      $(64,755)     $(51,905)
  State........................     219,966       88,679        45,378       (17,282)      (13,830)
                                 ----------     --------      --------      --------      --------
                                  1,100,473      452,906       218,589       (82,037)      (65,735)
Deferred:
  Federal......................    (161,188)         795       (26,995)      (10,073)      (11,648)
  State........................     (40,279)         634        (6,670)       (2,890)       (2,617)
                                 ----------     --------      --------      --------      --------
                                   (201,467)       1,429       (33,665)      (12,963)      (14,265)
                                 ----------     --------      --------      --------      --------
Income taxes...................  $  899,006     $454,335      $184,924      $(95,000)     $(80,000)
                                 ==========     ========      ========      ========      ========

     A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rate of 34% is as follows:

                                                                 FISCAL YEAR ENDED
                                                      ---------------------------------------
                                                      JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                         1995          1996          1997
                                                      -----------   -----------   -----------
                                                      (UNAUDITED)   (UNAUDITED)
Income tax at the statutory federal rate............   $831,733      $425,262      $172,485
State income taxes, net of federal income tax
  benefit...........................................    118,593        58,947        25,547
Other...............................................    (51,320)      (29,874)      (13,108)
                                                       --------      --------      --------
Income taxes........................................   $899,006      $454,335      $184,924
                                                       ========      ========      ========

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                              (UNAUDITED)
Deferred tax assets:
  Benefit plan costs........................................   $243,719      $271,995
  Allowance for doubtful accounts...........................     32,423        45,781
  Inventory capitalization..................................     30,219        36,733
  Other.....................................................      6,258            --
                                                               --------      --------
Gross deferred tax assets...................................    312,619       354,509
Deferred tax liabilities:
  Prepaid pension costs.....................................     62,018        52,441
  Property and equipment....................................     53,751        40,330
  Other.....................................................         --        31,223
                                                               --------      --------
Gross deferred tax liabilities..............................    115,769       123,994
                                                               --------      --------
Net deferred tax assets.....................................   $196,850      $230,515
                                                               ========      ========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred

         2125
                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment.

(10) BENEFIT PLANS

     The Company participates in the Belk Pension Plan, a defined benefit multi-employer plan that covers substantially all of the employees of the Belk companies. Pension expense allocated to the Company was $23,198, $43,373 and $24,488 for fiscal years 1995, 1996 and 1997, respectively. Because the Belk Pension Plan is a multi-employer plan, allocation of plan assets to the Company is not practical.

     The Company also participates in the Belk Employee's Group Medical Plan that provides medical benefits to substantially all employees of the Belk companies. This Plan is "self-funded" for medical benefits through a 501(c) (9) Trust. The Company participates in the Group Life Insurance Plan that provides life insurance to its employees, and is fully insured through a contract issued by an insurance company. Contributions by the Company under the Belk Employees' Group Medical Plan and the Group Life Insurance Plan amounted to approximately $275,000, $250,000 and $282,000 in fiscal years 1995, 1996 and 1997, respectively.

     The Company participates in the Belk Profit Sharing Plan, a contributory, defined contribution multi-employer plan, that provides benefits for substantially all employees of the Belk companies. The cost of the plan generally represents 10% of profits, as defined, and amounted to $294,843, $147,759 and $61,668 in fiscal years 1995, 1996 and 1997, respectively.

     The Company participates in the Supplemental Executive Retirement Plan
(SERP), a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were $12,740, $26,153 and $6,308 in fiscal years 1995, 1996 and 1997, respectively. The effective discount rate used in determining the net periodic SERP cost is 8.5% for fiscal years 1995 and 1996 and 7.25% for fiscal year 1997. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

     Certain eligible employees also participate in a non-qualified Deferred Compensation Plan (DCP). Participants in the plan have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates between 9% and 15%. Total interest expense related to this plan and charged to operations was $38,314, $41,640 and $47,532 in fiscal years 1995, 1996 and 1997, respectively.

     The Company provides postretirement benefits to certain retired employees in the form of medical and life insurance premiums. The Company recorded approximately $29,000, $29,000 and $35,000 as selling, general and administrative expense in fiscal years 1995, 1996 and 1997, respectively.

(11) RELATED PARTY TRANSACTIONS

     The Belk Center, Inc. services the Company's customer accounts receivable. The Company paid The Belk Center, Inc. approximately $372,000, $430,000 and $487,000 during fiscal years 1995, 1996 and 1997, respectively, for these services.

     Various other selling, general, administrative and transaction processing services are provided by Belk Store Services, Inc. (BSS). The Company paid BSS approximately $767,000, $762,000 and $750,000 during fiscal years 1995, 1996 and 1997, respectively, for these services, not including the transaction processing services. The Company paid approximately $446,000, $543,000 and $614,000 during fiscal years 1995, 1996 and 1997, respectively for transaction processing fees.

         2126
                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has line of credit agreements with an affiliated company. At February 1, 1997, the Company had outstanding borrowings of $8,100,000 under these agreements, which are included in payables to affiliates in the accompanying balance sheets. The interest rate at February 1, 1997 was 6.28%.

     The Company may participate in operational, investing and financing activities with other Belk companies.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments which are short-term in nature, such as cash and cash equivalents, accounts receivable, receivables from affiliates, accounts payable, payables to affiliates and accrued expenses, carrying value approximates fair value. The carrying values of the Company's variable rate long-term debt are reasonable estimates of fair value.

         2127

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2128

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2129

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2130

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2131

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2132

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2133

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $41,243,896    $378,565    $1,609,761   $2,680,540    $20,283,036
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --            --           --             --
Less: Leased sales..........................       45,754          --            --           --             --
                                              -----------    --------    ----------   ----------    -----------
Adjusted Shareholders' Statement............  $41,198,142     378,565     1,609,761    2,680,540     20,283,036
                                              ===========    --------    ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                  (10,238)      (16,111)     (16,111)
  Gain/loss on sale of securities...........                       --            --           --
  Impairment loss...........................                       --            --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                  (56,180)      (88,406)     (88,406)
  Gain/loss on discontinued operations......                       --            --           --
  Adjustment to tax expense.................                       --            --           --
                                                             --------    ----------   ----------
Total non-operating items...................                  (66,418)     (104,517)    (104,517)
                                                             --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                     (118)         (185)        (185)            --
  Adjustment for ownership in other Belk
    entities................................                       --            --           --     (8,126,447)
                                                             --------    ----------   ----------    -----------
Per Model...................................                 $312,029    $1,505,059   $2,575,838    $12,156,589
                                                             ========    ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (767,596)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........           --
    Loans receivable from affiliates, net...           --
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............    6,135,198
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........    5,731,549
                                              -----------
Net debt (cash).............................   11,099,151
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $11,099,151
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2134

                                                               SUPPLEMENT NO. 50
         2135

                BELK DEPARTMENT STORE OF GREENVILLE, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 9:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                          Dated:                    , 1998
                                                --------------------

                                          --------------------------------
                                                     Signature

                                          --------------------------------
                                                     Signature

                                          Name(s) should be signed exactly
                                          as shown to the left hereof.
                                          Title should be added if signing
                                          as executor, administrator,
                                          trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 50
         2136

           BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Company of Hendersonville, N.C., Incorporated (the "Company"), to be held on April 16, 1998, at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 190.2252 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 400,234 shares of New Belk Class A Common Stock which will represent approximately 0.6671% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (51)
         2137

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2138

           BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C.,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Company of Hendersonville, N.C., Incorporated (the "Company") will be held on April 16, 1998, at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 190.2252 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2139

           BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C., INCORPORATED

                               SUPPLEMENT NO. 51

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 51 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         2140

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1939. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.


     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/ Prospectus.

     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 190.2252 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,560 shares of Common Stock outstanding held of record by 45 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 64.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2141

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the uncertain prospects for the Company's store in its current location. The store is located in a market that is close to a substantially larger market with larger Belk stores and other competitors. The prospects for growth of the Company's store may be limited because of the size of its market and its close proximity to such competition. The Merger would allow the Company to share with New Belk the risk associated with the Company's current market and participate in the growth of other Belk stores located in markets with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common

         2142

Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holders, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same

         2143

restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them
         2144

adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         2145

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         2146

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a

         2147

majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or

         2148

otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested

         2149

stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any

         2150

security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholder's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

         2151


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         2152

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2153

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT         RELATIVE
METHODOLOGY                     ACTUAL      ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------                   ----------   ----------   --------   -----------   ----------------
Net Sales...................  $8,919,781   $8,919,781      0.6     $(1,327,184)     $6,679,052
EBITDA......................   1,065,937    1,065,936        7      (1,327,184)      8,788,736
EBIT........................     805,725      805,725       10      (1,327,184)      9,384,434
Net Income..................     510,986      510,986       15              --       7,664,790
Book Equity.................   4,656,017    4,655,710        1              --       4,655,710

         2154

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $      N/A          =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $9,384,434
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $9,384,434
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          17.2656%          X        $9,384,434          =        $1,620,279
Belk Enterprises,
  Inc.                           .3125           X         9,384,434          =            29,326
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                   .2344           X         9,384,434          =            21,997
                                                                                       ----------
Total                                                                                  $1,671,602
                                                                                       ==========

Total Relative Value of Company                                                        $9,384,434
Total Relative Value of Company Owned by Other Belk Companies                 -         1,671,602
                                                                                       ----------
Net Relative Value of Company                                                 =        $7,712,831
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 7,712,831             /          $1,156,226,577            =               .6671%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.6671%               X        59,998,834)         /           2,104            =         190.2252


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2155

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  199.60
  Dividends(2)..............................................          40.00
  Book value per share(3)...................................       1,818.76
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         182.62
  Dividends(2)..............................................          49.46
  Book value per share......................................       2,381.62


---------------

(1) Based on 2,560 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,560 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share, New Belk pro forma combined earnings per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2156

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Net sales...............................................     $   9,219      $   8,909      $   8,920
Net income..............................................           428            327            511
Per common share
  Net income (loss)(1)..................................        167.03         127.68         199.60
  Dividends.............................................         25.00          40.00          40.00
  Book value(2).........................................      1,533.01       1,632.40       1,818.76
Total assets............................................         4,907          4,837          5,593
Shareholders' equity....................................         3,925          4,179          4,656

                                ---------------

                                                                    NINE MONTHS ENDED
                                                                --------------------------
                                                                NOVEMBER 2,    NOVEMBER 1,
                                                                   1996           1997
                                                                -----------    -----------
                                                                  (DOLLARS IN THOUSANDS)
Net sales...................................................      $6,192         $6,113
Income from operations......................................         521            592

---------------


(1) Based on 2,560 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,560 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2157

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Blue Ridge Mall in Hendersonville, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     The Company also owns approximately $400,000 in marketable securities.

     Facilities. The Company owns the store property and building, which contains approximately 76,000 square feet of floor area, together with an adjacent parking area. The Company believes the facility is adequate for its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, K-Mart, and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2158

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................       813           31.8%
Thomas M. Belk, Jr. (Executive Officer) (b)(e)(f)(g)........       528           20.6%
H. W. McKay Belk (Executive Officer) (b)(e)(f)(h)...........       513           20.0%
John R. Belk (Director and Executive Officer)
  (b)(e)(f)(i)..............................................       537           21.0%
Sarah Belk Gambrell (Director) (c)(d).......................       774           30.2%
John A. Kuhne (Director and Executive Officer)..............         0               *
R. E. Greiner (Director and Executive Officer)..............         0               *
Kate Simpson (j)............................................       800           31.3%
Lucy S. Kuhne (j)...........................................       800           31.3%
Claire E Russo (j)..........................................       800           31.3%
Welch Bostick, Jr. (Executive Officer)......................         0               *
Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and
  Hazel Claire M. Efird as Personal Representatives of the
  Estate of William Henry Belk Simpson, Deceased............       800           31.3%
J.V. Properties.............................................       442           17.3%
All Directors and Executive Officers as a group (8
  persons)..................................................     1,658           64.8%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy S. Kuhne, Claire E. Russo, Kate Simpson, R. E. Greiner and Welch Bostick, Jr. -- 14
S. Main Street, Greenville, S.C. 29601; Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and Hazel Claire M. Efird as Personal Representatives of the Estate of William Henry Belk Simpson, Deceased -- P.O. Box 17433, Greenville, S.C. 29606; J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 16 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 11 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 80 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2159


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d)  Includes 26 shares held in several Trusts established by the will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 6 shares held by Belk Brothers of Monroe, North Carolina, Incorporated and 8 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 442 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(g) Includes 53 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 8 shares held as custodian for the minor children of his brother, H. W. McKay Belk.


(h) Includes 46 shares held by H. W. McKay Belk as custodian for his minor children.

(i) Includes 70 shares held by John R. Belk as custodian for his minor children.

(j) Includes 800 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

         2160

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2161

           BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  112,444    $  129,391
  Accounts receivable, net..................................   1,170,739     1,334,573
  Merchandise inventory.....................................   1,645,068     1,709,460
  Receivable from affiliates, net...........................     535,824     1,197,793
  Deferred income taxes.....................................      24,434        21,479
  Other.....................................................      69,455        66,394
                                                              ----------    ----------
Total current assets........................................   3,557,964     4,459,090
Investments.................................................     299,695       412,178
Property, plant and equipment, net..........................     935,282       683,040
Other noncurrent assets.....................................      44,005        38,965
                                                              ----------    ----------
                                                              $4,836,946    $5,593,273
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  445,064    $  578,923
  Accrued income taxes......................................      11,416       131,401
                                                              ----------    ----------
Total current liabilities...................................     456,480       710,324
Deferred income taxes.......................................     160,177       180,167
Other noncurrent liabilities................................      41,344        46,765
                                                              ----------    ----------
Total liabilities...........................................     658,001       937,256
Shareholders' equity:
  Common stock..............................................     256,000       256,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................     171,289       239,775
  Retained earnings.........................................   3,751,656     4,160,242
                                                              ----------    ----------
Total shareholders' equity..................................   4,178,945     4,656,017
                                                              ----------    ----------
                                                              $4,836,946    $5,593,273
                                                              ==========    ==========

         2162

           BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Total store sales..........................................  $9,388,106    $9,220,612    $9,286,976
Less: Leased Sales.........................................     169,308       311,687       367,195
                                                             ----------    ----------    ----------
Net sales..................................................   9,218,798     8,908,925     8,919,781
Operating costs and expenses...............................   8,465,797     8,313,521     8,119,101
                                                             ----------    ----------    ----------
Income from operations.....................................     753,001       595,404       800,680
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (23,248)        7,169        28,337
  Dividend income..........................................       4,042         4,599         5,157
  Gain (loss) on disposal of property, plant and
     equipment.............................................       1,500            --            --
  Miscellaneous, net.......................................     (34,682)      (69,954)         (112)
                                                             ----------    ----------    ----------
Total other expense, net...................................     (52,388)      (58,186)       33,382
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     700,613       537,218       834,062
Income tax expense (benefit)...............................     273,007       210,361       323,076
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     427,606       326,857       510,986
                                                             ----------    ----------    ----------
Net earnings...............................................     427,606       326,857       510,986
Retained earnings at beginning of period...................   3,163,593     3,527,199     3,751,656
Dividends paid.............................................     (64,000)     (102,400)     (102,400)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $3,527,199    $3,751,656    $4,160,242
                                                             ==========    ==========    ==========

         2163

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2164
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2165

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISER

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         2166

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2167

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2168

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2169

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2170

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2171

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $ 8,919,781    $510,986    $805,725   $1,065,937    $4,656,017
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --           --            --
                                                -----------    --------    --------   ----------    ----------
Adjusted Shareholders' Statement..............  $ 8,919,781     510,986     805,725    1,065,937     4,656,017
                                                ===========    --------    --------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --           --
  Gain/loss on sale of securities.............                       --          --           --
  Impairment loss.............................                       --          --           --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --           --
  Gain/loss on discontinued operations........                       --          --           --
  Adjustment to tax expense...................                       --          --           --            --
                                                               --------    --------   ----------
Total non-operating items.....................                       --          --           --
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --           --
  Adjustment for ownership in other Belk
    entities..................................                                                            (307)
                                                               --------    --------   ----------    ----------
Per Model.....................................                 $510,986    $805,725   $1,065,937    $4,655,710
                                                               ========    ========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (129,391)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,197,793)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,327,184)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,327,184)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2172

                                                               SUPPLEMENT NO. 51
         2173

           BELK-SIMPSON COMPANY OF HENDERSONVILLE, N.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 3:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 51
         2174

                  BELK DEPARTMENT STORE OF HICKORY, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Hickory, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 177.2478 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 965,591 shares of New Belk Class A Common Stock which will represent approximately 1.6093% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (52)
         2175

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2176

                  BELK DEPARTMENT STORE OF HICKORY, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF HICKORY, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Hickory, N.C., Inc. (the "Company") will be held on April 16, 1998, at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 177.2478 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2177

                  BELK DEPARTMENT STORE OF HICKORY, N.C., INC.

                               SUPPLEMENT NO. 52

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 52 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF HICKORY, N.C., INC.(THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2178

                                  THE COMPANY


     The Company was incorporated as a North Carolina corporation in 1927. The Company changed its name from Belk-Broome Company to Belk Department Store of Hickory, N.C., Inc. in 1992. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 177.2478 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 7,678 shares of Common Stock outstanding held of record by 87 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 67.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2179

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 14 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 9,160 shares of Common Stock.

         2180

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the
         2181

holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate
         2182

number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

         2183

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of
         2184

incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.
         2185

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the Corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         2186

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         2187

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         2188

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and the shareholder gives the corporation written notice of the demand at least five business days before the date (iv) on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         2189


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         2190

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2191

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT       RELATIVE
METHODOLOGY                     ACTUAL       ADJUSTED     MULTIPLE    (CASH)    OPERATING VALUES
-----------                   -----------   -----------   --------   --------   ----------------
Net Sales...................  $26,613,169   $26,613,169     0.6      $377,832     $15,590,069
EBITDA......................    3,066,411     3,068,994       7       377,832      21,105,126
EBIT........................    2,506,398     2,508,981      10       377,832      24,711,978
Net Income..................    1,450,564     1,452,157      15            --      21,782,355
Book Equity.................   13,595,197    11,943,569       1            --      11,943,569

         2192

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Tags Stores, LLC               10.0130%          X        $15,118,749         =        $ 1,513,840
                                                                                       -----------
Total                                                                                  $ 1,513,840
                                                                                       ===========

Relative Operating Value of Company                                                    $24,711,978
Relative Operating Value of Other Companies Owned by Company                  +          1,513,840
                                                                                       -----------
Total Relative Value of Company                                               =        $26,225,818
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                  1.5499%          X        $26,225,818         =        $   406,474
Belk Brothers Company          22.8608%          X         26,225,818         =          5,995,432
Belk Enterprises,
  Inc.                          3.7510%          X         26,225,818         =            983,730
Matthews-Belk Company            .8864           X         26,225,818         =            232,466
                                                                                       -----------
Total                                                                                  $ 7,618,102
                                                                                       ===========

Total Relative Value of Company                                                        $26,225,818
Total Relative Value of Company Owned by Other Belk Companies                 -          7,618,102
                                                                                       -----------
Net Relative Value of Company                                                 =        $18,607,717
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $18,607,717             /          $1,156,226,577            =              1.6093%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.6093%               X         59,998,834)        /         5,447.6875         =           177.2478


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2193

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $188.92
  Dividends(2)..............................................         22.00
  Book value per share(3)...................................      1,770.67
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............        170.16
  Dividends(2)..............................................         46.08
  Book value per share......................................      2,219.14


---------------

(1) Based on 7,678 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 7,678 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2194

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  25,896     $  28,226     $  26,613
Net income..................................................       1,317         1,152         1,451
Per common share
  Net income (loss)(1)......................................      171.51        150.03        188.92
  Dividends.................................................       12.00         17.00         22.00
  Book value(2).............................................    1,470.71      1,603.74      1,770.67
Total assets................................................      15,766        15,707        16,823
Shareholders' Equity........................................      11,292        12,314        13,595

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $16,840       $17,457
Income from operations......................................      1,321         1,547

---------------


(1) Based on 7,678 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 7,678 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2195

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The Company opened the Hickory Outlet Center in October of fiscal year 1995. The outlet was then contributed to TAGS Stores, LLC in exchange for a partnership interest in June of fiscal year 1997, resulting in a decrease of revenues for that year. Fiscal year 1997 comparable store sales decreased due to poor sales performance at the Morganton store.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in Valley Hills Mall in Hickory, North Carolina and in downtown Morganton, North Carolina. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company owns both the store property and building at Hickory, which contains approximately 160,000 square feet of floor area, together with an adjacent parking area. The Company also owns its downtown store in Morganton, which contains approximately 27,000 square feet of floor area. The Company believes the Hickory facilities are adequate for its current needs but the Morganton facilities are not; consequently, the Board of Directors has approved a relocation of the downtown Morganton store to a new shopping center site, which is scheduled for the first quarter of 1999.

     Competition. Specific competitors in the Company's market include Sears, Penney, Goody's, K-Mart and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2196

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................    3,229.375        42.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f)(g)..............................................    2,409.375        31.4%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(f)(h)..............................................    2,407.375        31.4%
John R. Belk (Director and Executive Officer)
  (b)(e)(f)(i)..............................................    2,403.375        31.3%
Sarah Belk Gambrell (Director) (d)..........................   1,065.0000        13.9%
David Belk Cannon (Director) (k)............................     425.0000         5.5%
James K. Glenn, Jr. (Director) (j)..........................     312.0000         4.1%
B. Frank Matthews, II (Director) (n)........................      60.0625            *
Eugene Robinson Matthews (Executive Officer)................            8            *
J.V. Properties.............................................     1,755.25        22.9%
NationsBank, N.A. (l)(m)....................................          499         6.5%
All Directors and Executive Officers as a group (9
  persons)..................................................    5,165.625        67.3%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607
W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II and Eugene Robinson Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; and NationsBank, N.A. -- Sara McDonnell (NCI-002-07-13), NationsBank, N.A., Charlotte, N.C. 28255.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 277 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 45 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 18.0625 shares Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.



(d)  Includes 328 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         2197


(e) Includes 119 shares held by Belk's Department Store of Asheville, North Carolina, Incorporated, 288 shared held by Belk Enterprises, Inc. and
     68.0625 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 1755.25 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 20 shares held by Thomas M. Belk, Jr. as custodian for his minor children.


(h) Includes 20 shares held by H. W. McKay Belk as custodian for his minor children.


(i) Includes 15 shares held by John R. Belk as custodian for his minor children.


(j) Includes 307 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox and 5 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(k) Includes 139 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(l) Includes 45 shares held by NationsBank as Trustee for the Daisy Belk Doughton Lange Revocable Trust dtd 3/25/97, 3 shares held by NationsBank as Trustee for the Robert L. Doughton II Revocable Trust dtd 3/25/97, 163 shares held by Sara Dew Misner and North Carolina National Bank, Co-trustees for Daisy Doughton Lange U/A dated November 5, 1965, and 106 shares held by N.C. Nat'l Bank, Trustees U/A 7/9/65 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investing power with respect to such shares.

(m) Includes 182 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.


(n) Includes 19.0625 shares held by B. Frank Matthews, II's wife, Betty Choate Matthews.

         2198

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2199

                  BELK DEPARTMENT STORE OF HICKORY, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   202,236   $   235,933
  Accounts receivable, net..................................    4,392,413     4,663,512
  Merchandise inventory.....................................    5,306,423     4,965,324
  Receivable from affiliates, net...........................           --       385,234
  Deferred income taxes.....................................       46,388            --
  Other.....................................................      227,408       206,847
                                                              -----------   -----------
Total current assets........................................   10,174,868    10,456,850
Investments.................................................        1,588     1,651,628
Property, plant and equipment, net..........................    5,401,782     4,599,709
Other noncurrent assets.....................................      128,735       114,697
                                                              -----------   -----------
                                                              $15,706,973   $16,822,884
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 1,452,770   $ 1,554,757
  Payables to affiliates, net...............................      125,099            --
  Deferred income taxes.....................................           --        60,024
  Accrued income taxes......................................      101,270       208,714
                                                              -----------   -----------
Total current liabilities...................................    1,679,139     1,823,495
Deferred income taxes.......................................      291,428       148,020
Loans payable to affiliates, net............................    1,199,000       999,000
Other noncurrent liabilities................................      223,857       257,172
                                                              -----------   -----------
Total liabilities...........................................    3,393,424     3,227,687
Shareholders' equity:
  Common stock..............................................      767,800       767,800
  Retained earnings.........................................   11,545,749    12,827,397
                                                              -----------   -----------
Total shareholders' equity..................................   12,313,549    13,595,197
                                                              -----------   -----------
                                                              $15,706,973   $16,822,884
                                                              ===========   ===========

         2200

                  BELK DEPARTMENT STORE OF HICKORY, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $26,385,972   $28,839,367   $27,249,479
Less: Leased Sales......................................      490,135       613,431       636,310
                                                          -----------   -----------   -----------
Net sales...............................................   25,895,837    28,225,936    26,613,169
Operating costs and expenses............................   23,484,631    26,067,612    24,056,533
                                                          -----------   -----------   -----------
Income from operations..................................    2,411,206     2,158,324     2,556,636
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (223,961)     (199,232)     (153,800)
  Gain (loss) on disposal of property, plant and
     equipment..........................................          242        (8,311)       (2,584)
  Miscellaneous, net....................................      (44,725)      (64,566)      (47,654)
                                                          -----------   -----------   -----------
Total other expense, net................................     (268,444)     (272,109)     (204,038)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    2,142,762     1,886,215     2,352,598
Income tax expense (benefit)............................      825,893       734,284       902,034
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    1,316,869     1,151,931     1,450,564
                                                          -----------   -----------   -----------
Net earnings............................................    1,316,869     1,151,931     1,450,564
Retained earnings at beginning of period................    9,299,611    10,524,344    11,545,749
Dividends paid..........................................      (92,136)     (130,526)     (168,916)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $10,524,344   $11,545,749   $12,827,397
                                                          ===========   ===========   ===========

         2201

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2202
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2203

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2204

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2205

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2206

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2207

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2208

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2209

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $26,613,169   $1,450,564   $2,506,398   $3,066,411    $13,595,197
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --           --           --           --             --
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............  $26,613,169    1,450,564    2,506,398    3,066,411     13,595,197
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                     1,593        2,584        2,584
  Gain/loss on sale of securities...........                        --           --           --
  Impairment loss...........................                        --           --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                        --           --           --
  Gain/loss on discontinued operations......                        --           --           --
  Adjustment to tax expense.................                        --           --           --             --
                                                            ----------   ----------   ----------
Total non-operating items...................                     1,593        2,584        2,584
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                        --           --           --
  Adjustment for ownership in other Belk
    entities................................                                                         (1,651,628)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $1,452,157   $2,508,982   $3,068,995    $11,943,569
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (235,934)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........     (385,234)
    Loans receivable from affiliates, net...           --
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........      999,000
                                              -----------
Net debt (cash).............................      377,832
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $   377,832
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2210

                                                               SUPPLEMENT NO. 52
         2211

                  BELK DEPARTMENT STORE OF HICKORY, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 52
         2212

                    BELK-BECK CO. OF HIGH POINT, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Beck Co. of High Point, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 36.7519 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 219,997 shares of New Belk Class A Common Stock which will represent approximately 0.3667% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (53)
         2213

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2214

                    BELK-BECK CO. OF HIGH POINT, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-BECK CO. OF HIGH POINT, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Beck Co. of High Point, N.C., Inc. (the "Company") will be held on April 16, 1998, at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 36.7519 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2215

                    BELK-BECK CO. OF HIGH POINT, N.C., INC.

                               SUPPLEMENT NO. 53

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 53 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-BECK CO. OF HIGH POINT, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2216

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1930. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 36.7519 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 8,854 shares of Common Stock outstanding held of record by 52 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 69.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2217

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 20,568 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2218

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2219

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2220

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2221

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2222

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2223

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2224

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2225

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2226

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2227

Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2228

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $14,109,719    $14,109,719      0.6       $2,810,328      $ 5,655,503
EBITDA...............      968,502        966,834        7        2,810,328        3,957,510
EBIT.................      160,018        158,350       10        2,810,328       (1,226,828)
Net Income (loss)....      (72,810)       (74,170)      15               --       (1,112,550)
Book Equity..........    6,271,528      6,270,761        1               --        6,270,761

         2229

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $6,270,761
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $6,270,761
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          24.8023%          X        $ 6,270,761         =        $1,555,293
Belk Enterprises,
  Inc.                           .4970           X          6,270,761         =            31,166
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.                7.0025%          X          6,270,761         =           439,110
Belk Department Store
  of Reidsville,
  N.C., Inc.                     .0904           X          6,270,761         =             5,669
                                                                                       ----------
Total                                                                                  $2,031,237
                                                                                       ==========

Total Relative Value of Company                                                        $6,270,761
Total Relative Value of Company Owned by Other Belk Companies                 -         2,031,237
                                                                                       ----------
Net Relative Value of Company                                                 =        $4,239,524
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $4,239,524              /          $1,156,226,577            =               .3667%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.3667%               X         59,998,834)        /              5,986         =            36.7519


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2230

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ (8.22)
  Dividends(2)..............................................         10.00
  Book value per share(3)...................................        708.33
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         35.28
  Dividends(2)..............................................          9.56
  Book value per share......................................        460.13


---------------

(1) Based on 8,854 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 8,854 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2231

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $11,564       $13,717       $14,110
Net income (loss)...........................................        838           129           (73)
Per common share
  Net income (loss)(1)......................................      94.64         14.59         (8.22)
  Dividends.................................................      20.00         10.00          0.00
  Book value(2).............................................     731.96        726.55        708.33
Total assets................................................      7,343        11,014        10,268
Shareholders' equity........................................      6,481         6,433         6,272

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $9,672        $9,965
Income (loss) from operations...............................      (418)         (178)

---------------


(1) Based on 8,854 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 8,854 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2232

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     During fiscal year 1996, the Company's only store was relocated to a new mall location increasing selling square feet by 110%. As a result, income from operations decreased due to one-time relocation expenses incurred in closing the original store and opening the new store. Other income (expense), net decreased in fiscal year 1996 as a result of a $28,000 loss on abandonment of fixed assets and an increase in interest expense due to additional debt incurred to fund the relocation of the store.

     Income from operations decreased from $579,063 in fiscal year 1996 to $27,000 in fiscal year 1997 due to increased depreciation and rent expense related to the relocation of the store. The impact of the increased rent was partially offset by the one-time relocation expenses incurred in fiscal year 1996.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Oak Hollow Mall in High Point, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 132,000 square feet of floor area. The current term of the lease expires in 2015. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Dillard, Sears and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2233

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     4,242           47.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(d)(e)..............................................     3,414           38.6%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(d)(f)..............................................     3,414           38.6%
John R. Belk (Director and Executive Officer)
  (b)(c)(d)(g)..............................................     3,403           38.4%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell.........................................       586            6.6%
David Belk Cannon (Director)(j).............................       364            4.1%
James K. Glenn, Jr. (Director) (i)..........................     1,140           12.9%
Leroy Robinson (Director) (b)...............................       398            4.5%
Katherine McKay Belk (b)....................................       503            5.7%
Pete Huffstetler (Executive Officer)........................         0               *
Gordon J. Tendler (Executive Officer).......................         0               *
Darrell Murphy (Executive Officer)..........................         0               *
James K. Glenn, Jr., Trustee under Will of Daisy Belk
  Mattox....................................................       500            5.6%
J.V. Properties.............................................     2,196           24.8%
Montgomery Investment Company...............................       644            7.3%
Belk-Beck Company of Burlington, North Carolina, Inc. ......       620            7.0%
SunTrust Bank, Augusta, N.A.(k)(l)..........................       542            6.1%
Joan C. Whelchel(k).........................................       532            6.0%
All Directors and Executive Officers as a group (9
  persons)..................................................     6,179           69.8%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine McKay Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox -- P.O. Box 2736, Winston Salem, N.C. 27102; J.V. Properties, Montgomery Investment Company and Belk-Beck Company of Burlington, North Carolina, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; SunTrust Bank, Augusta, N.A. -- Carlton S. Faulk, V.P., SunTrust Bank, Augusta, N.A., P.O. Box 927, Augusta, GA 30903-0927; Joan C. Whelchel -- 1536 North Wheeland Avenue, Chicago, Illinois 60610.

         2234

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 644 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 398 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 44 shares held by Belk Enterprises, Inc., 620 shares held by Belk-Beck Company of Burlington, North Carolina, Inc. and 8 shares held by Belk Department Store of Reidsville, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 2,196 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e) Includes 44 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(f) Includes 44 shares held by H. W. McKay Belk as custodian for his minor children.

(g) Includes 33 shares held by John R. Belk as custodian for his minor children.


(h) Includes 105 shares held by Katherine Belk as custodian for her minor grandchildren.



(i) Includes 500 shares held by James K. Glenn, Jr., Trustee under will of Daisy Belk Mattox and 118 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. 234 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn and 234 shares held by John Belk Stevens Trust U/W ITEM III, Section B, f/b/o Mary
     S. Whelchel. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(j) Includes 128 shares held by Residuary Trust U/W of Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.


(k) Includes 320 shares held by SunTrust Bank, August, N.A. and Joan C. Whelchel as Successor Co-Trustees under Agreement with Mary Stevens Whelchel dated September 15, 1950, 182 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel, Successor Co-Trustees under Will of Nealie Belk Stevens for Mary Stevens Whelchel, 10 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel, as Successor Co-Trustees under Agreement with Merritt Cofer Whelchel, 10 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel, as Successor Co-Trustees under Agreement with Mary Ruth Whelchel and 10 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel, as Successor Co-Trustees under Agreement with Sadie Elizabeth Whelchel. SunTrust Bank and Joan C. Whelchel have voting and investment power with respect to such shares.


(l) Includes 10 shares held by SunTrust Bank, August, N.A. as Guardian for Frankie Stevens Whelchel. SunTrust Bank has voting power with respect to such shares.

         2235

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         2236

                    BELK-BECK CO. OF HIGH POINT, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   115,524   $   201,648
  Accounts receivable, net..................................    2,737,671     3,056,518
  Merchandise inventory.....................................    2,971,027     2,810,768
  Receivable from affiliates, net...........................       99,996       175,524
  Refundable income taxes...................................      120,100        28,685
  Deferred income taxes.....................................      133,741       224,364
  Other.....................................................      189,571       163,177
                                                              -----------   -----------
Total current assets........................................    6,367,630     6,660,684
Investments.................................................          767           767
Property, plant and equipment, net..........................    4,564,252     3,492,820
Deferred income taxes.......................................       10,909        50,216
Other noncurrent assets.....................................       70,096        63,046
                                                              -----------   -----------
                                                              $11,013,654   $10,267,533
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $   212,500   $   425,000
  Accounts payable and accrued expenses.....................    1,020,622       632,847
                                                              -----------   -----------
Total current liabilities...................................    1,233,122     1,057,847
Long-term debt, excluding current installments..............    3,187,500     2,762,500
Other noncurrent liabilities................................      160,154       175,658
                                                              -----------   -----------
Total liabilities...........................................    4,580,776     3,996,005
Shareholders' equity:
  Common stock..............................................      885,400       885,400
  Retained earnings.........................................    5,547,478     5,386,128
                                                              -----------   -----------
Total shareholders' equity..................................    6,432,878     6,271,528
                                                              -----------   -----------
                                                              $11,013,654   $10,267,533
                                                              ===========   ===========

         2237

                    BELK-BECK CO. OF HIGH POINT, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $11,565,282   $13,938,776   $14,452,388
Less: Leased Sales......................................          813       222,047       342,669
                                                          -----------   -----------   -----------
Net sales...............................................   11,564,469    13,716,729    14,109,719
Operating costs and expenses............................   10,250,725    13,137,667    14,082,720
                                                          -----------   -----------   -----------
Income from operations..................................    1,313,744       579,062        26,999
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................       68,860       (79,954)     (249,332)
  Gain (loss) on disposal of property, plant and
     equipment..........................................          100      (262,875)        1,669
  Miscellaneous, net....................................      (13,811)      (33,565)      131,350
                                                          -----------   -----------   -----------
Total other expense, net................................       55,149      (376,394)     (116,313)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,368,893       202,668       (89,314)
Income tax expense (benefit)............................      530,954        73,446       (16,504)
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      837,939       129,222       (72,810)
                                                          -----------   -----------   -----------
Net earnings............................................      837,939       129,222       (72,810)
Retained earnings at beginning of period................    4,934,477     5,595,336     5,547,478
Dividends paid..........................................     (177,080)     (177,080)      (88,540)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 5,595,336   $ 5,547,478   $ 5,386,128
                                                          ===========   ===========   ===========

         2238

                   BELK-BECK COMPANY OF HIGH-POINT, NC, INC.

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997 and 1996 ended on February 1, 1997 and February 3, 1996, respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         2239
                   BELK-BECK COMPANY OF HIGH-POINT, NC, INC.

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

     (8) The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional funded debt, except as permitted, and the disposal, expansion or purchase of fixed assets, except as permitted. Under the most restrictive of these provisions, the Company must maintain net working capital, as defined, of not less than $5,400,000; tangible net worth, as defined, of not less than $5,800,000; and a minimum cash flow coverage, as defined, of $750,000. The Company was not in compliance with the cash flow coverage restriction as of February 1, 1997. The Company was in compliance with the covenants regarding net working capital and tangible net worth. The Company has obtained waivers for the out of compliance condition.

(9) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(10) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

         2240
                   BELK-BECK COMPANY OF HIGH-POINT, NC, INC.

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(11) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(12) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2241

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2242

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2243

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2244

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2245

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2246

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2247

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $14,109,719    $(72,810)   $160,018   $968,502     $6,271,528
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $14,109,719     (72,810)    160,018    968,502      6,271,528
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                   (1,361)     (1,668)    (1,668)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                   (1,361)     (1,668)    (1,668)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                           (767)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $(74,171)   $158,350   $966,833     $6,270,761
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (201,648)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (175,524)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....      425,000
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................    2,762,500
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................    2,810,328
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $ 2,810,328
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2248

                                                               SUPPLEMENT NO. 53
         2249

                    BELK-BECK CO. OF HIGH POINT, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 53
         2250

              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Jacksonville, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 114.5736 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 1,150,663 shares of New Belk Class A Common Stock which will represent approximately 1.9178% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (54)
         2251

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2252

              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Jacksonville, N.C., Inc. (the "Company") will be held on April 16, 1998, at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 114.5736 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2253

              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

                               SUPPLEMENT NO. 54

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 54 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2254

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1950. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 114.5736 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 13,524 shares of Common Stock outstanding held of record by 49 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 75.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2255

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 27,048 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2256

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2257

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2258

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, to make, alter, amend and rescind the bylaws of the Company. The bylaws enacted by the Shareholders may be affected by action of the Company Board, and the bylaws enacted by the Company Board may be affected by the Shareholders; but the Company Board may not re-enact, substantially or otherwise, a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board, or enhances or protects the rights of shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         2259

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall

         2260

otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         2261

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly

         2262

in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances,

         2263

guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.
         2264

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates

         2265


must be deposited, (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received,
(iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

         2266

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2267

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $53,971,998    $53,971,998       0.6      $7,746,340      $24,636,859
EBITDA...............    4,659,157      4,654,514         7       7,746,340       24,835,258
EBIT.................    2,903,390      2,898,747        10       7,746,340       21,241,130
Net Income...........    1,579,610      1,576,642        15              --       23,649,630
Book Equity..........   24,469,277     20,411,407         1              --       20,411,407

         2268

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Charleston, S.C.
  Inc.                          9.0013%          X        $31,169,909         =        $ 2,805,697
Belk's Department
  Store of Conway,
  S.C., Incorporated            5.3125           X          2,033,804         =            108,046
Belk's Department
  Store of Morehead
  City, N.C., Inc.              1.6892           X         10,315,936         =            174,257
Belk's Department
  Store of New Bern,
  N.C., Incorporated             .4806           X          7,893,728         =             37,937
Tags Stores, LLC               12.5590           X         15,118,749         =          1,898,764
                                                                                       -----------
Total                                                                                  $ 5,024,701
                                                                                       ===========

Relative Operating Value of Company                                                    $24,835,258
Relative Operating Value of Other Companies Owned by Company                  +          5,024,701
                                                                                       -----------
Total Relative Value of Company                                               =        $29,859,959
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Department Store
  of Ahoskie, N.C.,
  Inc.                           .5453%          X        $29,859,959         =            162,826
Belk Brothers Company           5.1760           X         29,859,959         =          1,545,551
Belk Enterprises,
  Inc.                          8.5478           X         29,859,959         =          2,552,370
Belk Finance Company            3.8154           X         29,859,959         =          1,139,277
Belk's Department
  Store of Clinton,
  N.C., Inc.                     .5453           X         29,859,959         =            162,826
Belk's Department
  Store of
  Greenville, N.C.,
  Inc.                          6.0189           X         29,859,959         =          1,797,241
Belk's Department
  Store of Morehead
  City, N.C., Inc.               .5453           X         29,859,959         =            162,826
Belk's Department
  Store of New Bern,
  N.C., Incorporated             .5453           X         29,859,959         =            162,826
                                                                                       -----------
Total                                                                                  $ 7,685,744
                                                                                       ===========

Total Relative Value of Company                                                        $29,859,959
Total Relative Value of Company Owned by Other Belk Companies                 -          7,685,744
                                                                                       -----------
Net Relative Value of Company                                                 =        $22,174,215
                                                                                       ===========

         2269

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $22,174,215             /          $1,156,226,577            =              1.9178%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (1.9178%              X         59,998,834)        /             10,043         =           114.5736


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2270

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  116.80
  Dividends(2)..............................................          11.00
  Book value per share(3)...................................       1,809.32
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         109.99
  Dividends(2)..............................................          29.79
  Book value per share......................................       1,434.46


---------------

(1) Based on 13,524 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 13,524 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2271

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  48,459     $  56,534     $  53,972
Net income..................................................       2,227         1,405         1,580
Per common share
  Net income (loss)(1)......................................      164.70        103.87        116.80
  Dividends.................................................       10.00         11.00         11.00
  Book value(2).............................................    1,610.65      1,703.52      1,809.32
Total assets................................................      29,202        33,367        43,447
Shareholders' equity........................................      21,782        23,038        24,469

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $38,214       $40,917
Income from operations......................................      1,628         2,566

---------------


(1) Based on 13,524 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 13,524 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2272

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The Company intends to consolidate its current debt under a $12,000,000 revolving credit facility with a bank.

                            BUSINESS OF THE COMPANY

     General. The Company is qualified to do business in North Carolina and South Carolina and operates three retail department stores in South Carolina at Inlet Square Mall in Murrell's Inlet and Briarcliffe Mall and Myrtle Square Mall in Myrtle Beach. The Company also operates a retail department store at Jacksonville Mall in Jacksonville, North Carolina. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus, with the exception that the Company operates the retail department store at Briarcliffe Mall from two locations. The stores are managed out of the Nipper group office in Summerville, South Carolina.


     The Company is also a partner in CK Belk-Charleston LLC. CK Belk-Charleston LLC developed the Company's distribution center in Summerville, South Carolina. The Company owns and operates the Nipper group office in Summerville, South Carolina, which provides buying, advertising, accounting, personnel and other services to stores in the Nipper group area; and the Company leases from CK
Belk -- Charleston LLC the distribution center in Summerville which provides receiving, marking and distribution services to stores in the Nipper group area.


     Facilities. The Company operates four stores, of which all are leased under long-term leases. The store leases have termination dates ranging from 2001 through 2010. The floor space of the leased buildings ranges from 80,000 to 132,000 square feet. The Company believes the facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Sears, Target and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2273

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      5,551          41.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (c)(e)(f)(g)..............................................      4,181          30.9%
H. W. McKay Belk (Director and Executive Officer)
  (c)(e)(f)(h)..............................................      4,189          31.0%
John R. Belk (Director and Executive Officer)
  (c)(e)(f)(i)..............................................      4,325          32.0%
Henderson Belk (d)..........................................        220           1.6%
Sarah Belk Gambrell (Director) (d)..........................      1,346          10.0%
Sarah Gambrell Knight.......................................        836           6.2%
W. B. Beery, III (Director) (k).............................      2,105          15.6%
Katherine Belk Morris (c)...................................        716           5.3%
Thomas A. Nipper (Executive Officer)........................          0              *
Lars Petersen (Executive Officer)...........................          0              *
Bob Webster (Executive Officer).............................          0              *
Montgomery Investment Company...............................      1,088           8.0%
Belk Department Store of Greenville, N.C., Inc..............        814           6.0%
Belk Enterprises, Inc.......................................      1,156           8.5%
J.V. Properties.............................................        700           5.2%
All Directors and Executive Officers as a group (7
  persons)..................................................     10,266          75.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; W. B. Beery, III -- 1919 Brookhaven Road, Wilmington, N.C. 28403; Thomas A. Nipper, Lars Petersen and Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Montgomery Investment Company, Belk Department Store of Greenville, N.C., Inc., Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 1,088 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.


(b) Includes 34 shares held by Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(c) Includes 256 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         2274


(d)  Includes 220 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 73.75 shares held by Belk's Department Store of New Bern, N.C., Incorporated, 73.75 shares held by Belk of Ahoskie, N.C., Inc., 814 shares held by Belk Department Store of Greenville, N.C., Inc., 1,156 shares held by Belk Enterprises, Inc., 73.75 shares held by Belk's Department Store of Morehead City, N.C., Inc., 516 shares held by Belk Finance Company and
     73.75 shares held by Belk Department Store of Clinton, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 700 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 16 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 8 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(h) Includes 24 shares held by H. W. McKay Belk as custodian for his minor children.

(i)  Includes 8 shares held by John R. Belk as custodian for his minor children.

(j) Includes 24 shares held by Katherine Belk Morris as custodian for her minor children.

(k)  Includes 180 shares held by W. B. Beery, III's wife, Martha B. Beery.

         2275

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2276

              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   489,970   $ 4,897,979
  Accounts receivable, net..................................    6,794,058     7,867,723
  Merchandise inventory.....................................    9,536,381     9,710,817
  Receivable from affiliates, net...........................    2,779,289            --
  Refundable income taxes...................................      297,720       136,999
  Deferred income taxes.....................................      156,441        53,816
  Other.....................................................      815,371       885,639
                                                              -----------   -----------
Total current assets........................................   20,869,230    23,552,973
Loans receivable from affiliates, net.......................        4,131         4,095
Investments.................................................    1,507,414     6,019,460
Property, plant and equipment, net..........................   10,701,802    13,113,199
Deferred income taxes.......................................      196,041       489,266
Other noncurrent assets.....................................       88,535       268,383
                                                              -----------   -----------
                                                              $33,367,153   $43,447,376
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $ 1,333,333   $ 1,428,068
  Accounts payable and accrued expenses.....................    2,870,804     4,463,304
  Payables to affiliates, net...............................           --     6,697,543
                                                              -----------   -----------
Total current liabilities...................................    4,204,137    12,588,915
Long-term debt, excluding current installments..............    5,666,667     4,522,803
Other noncurrent liabilities................................      457,918     1,863,424
                                                              -----------   -----------
Total liabilities...........................................   10,328,722    18,975,142
Deferred income.............................................           --         2,957
Shareholders' equity:
  Common stock..............................................    1,352,400     1,352,400
  Retained earnings.........................................   21,686,031    23,116,877
                                                              -----------   -----------
Total shareholders' equity..................................   23,038,431    24,469,277
                                                              -----------   -----------
                                                              $33,367,153   $43,447,376
                                                              ===========   ===========

         2277

              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3    FEBRUARY 1
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $48,589,770   $57,358,317   $54,917,975
Less: Leased Sales......................................      131,064       824,701       945,977
                                                          -----------   -----------   -----------
Net sales...............................................   48,458,706    56,533,616    53,971,998
Operating costs and expenses............................   45,009,461    53,904,999    51,037,183
                                                          -----------   -----------   -----------
Income from operations..................................    3,449,245     2,628,617     2,934,815
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................           90      (438,753)     (432,200)
  Dividend income.......................................          144           744            --
  Gain (loss) on disposal of property, plant and
     equipment..........................................           --         4,750         3,899
  Miscellaneous, net....................................      (19,905)      (35,947)      (35,324)
                                                          -----------   -----------   -----------
Total other expense, net................................      (19,671)     (469,206)     (463,625)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    3,429,574     2,159,411     2,471,190
Income tax expense (benefit)............................    1,202,183       754,620       891,580
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    2,227,391     1,404,791     1,579,610
                                                          -----------   -----------   -----------
Net earnings............................................    2,227,391     1,404,791     1,579,610
Retained earnings at beginning of period................   18,337,853    20,430,004    21,686,031
Dividends paid..........................................     (135,240)     (148,764)     (148,764)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $20,430,004   $21,686,031   $23,116,877
                                                          ===========   ===========   ===========

         2278

              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997 and 1996 ended on February 1, 1997 and February 3, 1996, respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         2279
              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) LONG-TERM DEBT

     The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional funded debt, except as permitted, and the disposal, expansion or purchase of fixed assets, except as permitted. Under the most restrictive of these provisions, the Company must maintain tangible net worth, as defined, of not less than $21,146,000; a minimum current ratio, as defined, of 2.5 to 1.0, a maximum ratio of total liabilities to net worth of .60 to 1; cash flow, as defined, greater than $1,500,000; limit dividends to $250,000 per year provided that the Company is in compliance with all debt covenants; limit capital expenditures during any fiscal year to $750,000; loans to $100,000, and limit investments to $1,000,000, as defined. The Company was in compliance with the tangible net worth, cash flow, and loan restrictions as of February 1, 1997. The Company was not in compliance with the current ratio, total liabilities to net worth, capital expenditures, dividends, and investment restrictions as of February 1, 1997. The Company has obtained waivers for all out of compliance conditions.

(9) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. (BSS) in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

         2280
              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(10) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(11) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(12) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2281

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2282

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2283

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2284

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2285

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES.

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2286

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2287

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $53,971,999   $1,579,610   $2,903,390   $4,659,157    $24,469,277
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --           --           --           --             --
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............  $53,971,999    1,579,610    2,903,390    4,659,157     24,469,277
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                    (2,492)      (3,899)      (3,899)
  Gain/loss on sale of securities...........                        --           --           --
  Impairment loss...........................                        --           --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                        --           --           --
  Gain/loss on discontinued operations......                        --           --           --
  Adjustment to tax expense.................                        --           --           --             --
                                                            ----------   ----------   ----------
Total non-operating items...................                    (2,492)      (3,899)      (3,899)
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                      (476)        (744)        (744)
  Adjustment for ownership in other Belk
    entities................................                                                         (4,057,870)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $1,576,642   $2,898,747   $4,654,514    $20,411,407
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(4,897,979)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........           --
    Loans receivable from affiliates, net...       (4,095)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................    1,428,068
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............    6,697,543
    Long-term debt, excluding current
      installments..........................    4,522,803
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................    7,746,340
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $ 7,746,340
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2288

                                                               SUPPLEMENT NO. 54
         2289

              BELK'S DEPARTMENT STORE OF JACKSONVILLE, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 9:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 54
         2290

        BELK'S DEPARTMENT STORE OF LENOIR, NORTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Lenoir, North Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 38.0445 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 243,561 shares of New Belk Class A Common Stock which will represent approximately 0.4059% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (55)
         2291

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2292

        BELK'S DEPARTMENT STORE OF LENOIR, NORTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF LENOIR,
NORTH CAROLINA, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Lenoir, North Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 38.0445 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2293

                       BELK'S DEPARTMENT STORE OF LENOIR,
                          NORTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 55

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 55 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF LENOIR, NORTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2294

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1928. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 38.0445 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 9,400 shares of Common Stock outstanding held of record by 38 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 74.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2295

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks of the Company's uncertain prospects in its market. The Company's store is located in a shopping center which is changing its focus from a typical shopping center to an outlet furniture market. The Board of Directors is considering whether to relocate the Company's store in connection with reviewing its long term prospects in the market. The Merger would enable the Company to rely on New Belk to provide the capital necessary to effect any such relocation. If the Company does not participate in the Reorganization and is required to finance the relocation of its store on its own, there can be no assurance that the Company would be able to obtain the financing necessary to do so.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 10,700 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer

         2296

restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same
         2297

restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them
         2298

adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power nor limit their power, to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without
         2299

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         2300

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         2301

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         2302

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         2303

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         2304

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         2305


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         2306

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2307

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $6,614,964    $6,614,964       0.6      $ (813,634)      $4,782,617
EBITDA...............     478,808       462,088         7        (813,634)       4,048,255
EBIT.................     440,689       423,969        10        (813,634)       5,053,329
Net Income...........     308,951       297,120        15              --        4,456,800
Book Equity..........   3,711,829     3,484,852         1              --        3,484,852

         2308

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Boone,
  North Carolina,
  Incorporated                 12.7946%          X        $12,985,621         =        $ 1,661,458
Belk Department Store
  of Wilkesboro,
  N.C., Inc.                    5.1220%          X          3,451,898         +            176,806
                                                                                       -----------
Total                                                                                  $ 1,838,265
                                                                                       ===========

Relative Operating Value of Company                                                    $ 5,053,329
Relative Operating Value of Other Companies Owned by Company                  +          1,838,265
                                                                                       -----------

Total Relative Value of Company                                               =        $ 6,891,593
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          18.7872%          X        $ 6,891,593         =        $ 1,294,737
Belk Enterprises,
  Inc.                          5.5319%          X          6,891,593         =            381,236
Belk's Department
  Store of Boone,
  North Carolina,
  Incorporated                  5.2766%          X          6,891,593         =            363,642
Matthews-Belk Company           1.4468%          X          6,891,593         =             99,708
Belk's Department
  Store of Mount
  Airy, North
  Carolina,
  Incorporated                   .8511%          X          6,891,593         =             58,654
                                                                                       -----------
Total                                                                                  $ 2,197,977
                                                                                       ===========

Total Relative Value of Company                                                        $ 6,891,593
Total Relative Value of Company Owned by Other Belk Companies                 -          2,197,977
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 4,693,616
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 4,693,616             /          $1,156,226,577            =               .4059%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4059%               X         59,998,834)        /              6,402         =            38.0445

         2309

(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2310

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 32.87
  Dividends(2)..............................................          7.50
  Book value per share(3)...................................        394.88
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         36.52
  Dividends(2)..............................................          9.89
  Book value per share......................................        476.32


---------------

(1) Based on 9,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 9,400 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2311

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                          FISCAL YEAR ENDED
                                                              ------------------------------------------
                                                              JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                                  1995           1996           1997
                                                              ------------   ------------   ------------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT
                                                                          PER SHARE AMOUNTS)
Net sales...................................................     $7,309         $6,684         $6,615
Net income..................................................        203             29            309
Per common share
  Net income (loss)(1)......................................      21.62           3.06          32.87
  Dividends.................................................       7.50          10.00           7.50
  Book value(2).............................................     376.45         369.51         394.88
Total assets................................................      5,149          4,667          4,439
Shareholders' equity........................................      3,539          3,473          3,712

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,430        $4,514
Income from operations......................................       194           257

---------------


(1) Based on 9,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 9,400 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2312

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Lenoir Mall in Lenoir, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 71,000 square feet of floor area. The current term of the lease expires in 1999, but the Company has options to extend the lease through 2019. The Company believes that Lenoir Mall is an inappropriate location from which the Company can best conduct its retail operations; consequently the Company is studying possible relocation opportunities in the Lenoir market.

     Competition. Specific competitors in the Company's market include Wal-Mart, K-Mart and the nearby Hickory, North Carolina, market.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2313

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     4,986           53.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (c)(e)(f).................................................     3,542           37.7%
H. W. McKay Belk (Director and Executive Officer)
  (c)(e)(f).................................................     3,538           37.6%
John R. Belk (Director and Executive Officer) (c)(e)(f).....     3,534           37.6%
Sarah Belk Gambrell (Director) (d)..........................     1,396           14.9%
David Belk Cannon (Director) (h)............................       656            7.0%
James K. Glenn, Jr. (Director) (g)..........................       128            1.4%
B. Frank Matthews, II (Director and Executive Officer)......         0               *
Eugene Robinson Matthews (Executive Officer)................         0               *
Katherine McKay Belk (c)....................................       624            6.6%
Katherine Belk Morris (c)...................................       536            5.7%
Belk's Department Store of Boone North Carolina,
  Incorporated..............................................       496            5.3%
Belk Enterprises, Inc.......................................       520            5.5%
J.V. Properties.............................................     1,766           18.8%
All Directors and Executive Officers as a group (9
  persons)..................................................     6,962           74.1%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II and Eugene Robinson Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; Belk's Department Store of Boone, North Carolina, Incorporated, Belk Enterprises, Inc., and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 160 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Represented by 172 shares of Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(c) Includes 464 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d)  Includes 432 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2314


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 80 shares held by Belk's Department Store of Mount Airy, North Carolina, Incorporated, 496 shares held by Belk's Department Store of Boone, North Carolina, Incorporated, 520 shares held by Belk Enterprises, Inc. and 136 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 1,766 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, has voting and investment power with respect to such shares.


(g) Includes 128 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox. Voting and investment power is vested in James K. Glenn, Jr., the Trustee.


(h) Includes 180 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

         2315

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2316

           BELK'S DEPT STORE OF LENOIR, NORTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                  1996           1997
                                                              ------------   ------------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   48,214     $   51,006
  Accounts receivable, net..................................    1,249,981      1,385,057
  Merchandise inventory.....................................    1,412,653      1,445,788
  Receivable from affiliates, net...........................           --         30,247
  Deferred income taxes.....................................       11,671             --
  Other.....................................................       66,532         61,051
                                                               ----------     ----------
Total current assets........................................    2,789,051      2,973,149
Loans receivable from affiliates, net.......................    1,147,812        732,386
Investments.................................................      226,977        226,977
Property, plant and equipment, net..........................      337,278        326,514
Deferred income taxes.......................................      109,067        126,054
Other noncurrent assets.....................................       56,774         53,457
                                                               ----------     ----------
                                                               $4,666,959     $4,438,537
                                                               ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................   $  575,000     $       --
  Accounts payable and accrued expenses.....................      315,487        437,815
  Payables to affiliates, net...............................      112,058             --
  Deferred income taxes.....................................           --          1,922
  Accrued income taxes......................................       30,347        125,008
                                                               ----------     ----------
Total current liabilities...................................    1,032,892        564,745
Other noncurrent liabilities................................      160,689        161,963
                                                               ----------     ----------
Total liabilities...........................................    1,193,581        726,708
Shareholders' equity:
  Common stock..............................................      940,000        940,000
  Retained earnings.........................................    2,533,378      2,771,829
                                                               ----------     ----------
Total shareholders' equity..................................    3,473,378      3,711,829
                                                               ----------     ----------
                                                               $4,666,959     $4,438,537
                                                               ==========     ==========

         2317

           BELK'S DEPT STORE OF LENOIR, NORTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,    FEBRUARY 1,
                                                                1995           1996           1997
                                                             -----------   ------------   ------------
Net sales..................................................  $7,308,860     $6,683,500     $6,614,964
Operating costs and expenses...............................   6,980,829      6,586,277      6,190,562
                                                             ----------     ----------     ----------
Income from operations.....................................     328,031         97,223        424,402
                                                             ----------     ----------     ----------
Other income (expense):
  Interest, net............................................     (24,026)       (16,895)        (4,015)
  Dividend income..........................................      12,160         15,200         16,720
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --          2,251             --
  Miscellaneous, net.......................................         743        (11,527)          (433)
                                                             ----------     ----------     ----------
Total other expense, net...................................     (11,123)       (10,971)        12,272
                                                             ----------     ----------     ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     316,908         86,252        436,674
Income tax expense (benefit)...............................     113,636         57,489        127,723
                                                             ----------     ----------     ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     203,272         28,763        308,951
                                                             ----------     ----------     ----------
Net earnings...............................................     203,272         28,763        308,951
Retained earnings at beginning of period...................   2,465,843      2,598,615      2,533,378
Dividends paid.............................................     (70,500)       (94,000)       (70,500)
                                                             ----------     ----------     ----------
Retained earnings at end of period.........................  $2,598,615     $2,533,378     $2,771,829
                                                             ==========     ==========     ==========

         2318

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2319
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2320

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2321

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2322

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2323

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2324

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2325

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2326

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $6,614,964    $308,951    $440,689   $478,808     $3,711,829
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $6,614,964     308,951     440,689    478,808      3,711,829
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                 (11,831)    (16,720)   (16,720)
  Adjustment for ownership in other Belk
    entities...................................                                                      (226,977)
                                                               --------    --------   --------     ----------
Per Model......................................                $297,120    $423,969   $462,088     $3,484,852
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (51,006)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........     (30,247)
    Loans receivable from affiliates, net......    (732,386)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (813,639)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (813,639)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2327

                                                               SUPPLEMENT NO. 55
         2328


        BELK'S DEPARTMENT STORE OF LENOIR, NORTH CAROLINA, INCORPORATED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 8:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                         Dated:                    , 1998
                                               --------------------

                                         --------------------------------
                                                   Signature

                                         --------------------------------
                                                    Signature

                                         Name(s) should be signed
                                         exactly as shown to the left
                                         hereof. Title should be added
                                         if signing as executor,
                                         administrator, trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 55
         2329

                BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Lincolnton, N.C., Inc. (the "Company"), to be held on April 15, 1998, at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 228.1762 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 246,202 shares of New Belk Class A Common Stock which will represent approximately 0.4103% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (56)
         2330

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2331

                BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Lincolnton, N.C., Inc. (the "Company") will be held on April 16, 1998, at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 228.1762 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2332

                BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC.

                               SUPPLEMENT NO. 56

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 56 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2333

                                  THE COMPANY


     The Company was incorporated as a North Carolina corporation in 1924 as Belk-Schrum Company. The Company changed its name to Belk Department Store of Lincolnton, N.C., Inc. in 1992. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 228.1762 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,800 shares of Common Stock outstanding held of record by 40 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 69.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2334

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2335

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2336

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2337

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2338

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2339

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2340

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2341

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2342

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2343

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2344


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2345

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $6,049,412    $6,049,412      0.6       $ (366,519)      $3,996,166
EBITDA...............     709,663       709,663        7         (366,519)       5,334,160
EBIT.................     635,913       635,913       10         (366,519)       6,725,649
Net Income...........     391,875       391,875       15               --        5,878,125
Book Equity..........   3,390,253     2,382,720        1               --        2,382,720

         2346

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Matthews-Belk Company           3.3203%          X        $35,816,031         =        $ 1,189,200
                                                                                       -----------
Total                                                                                  $ 1,189,200
                                                                                       ===========

Relative Operating Value of Company                                                    $ 6,725,649
Relative Operating Value of Other Companies Owned by Company                  +          1,189,200
                                                                                       -----------
Total Relative Value of Company                                               =        $ 7,914,848
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          13.5833%          X        $ 7,914,848         =        $ 1,075,098
Matthews-Belk Company
  Gastonia, NC                 26.4722%          X          7,914,848         =          2,095,234
                                                                                       -----------
Total                                                                                  $ 3,170,332
                                                                                       ===========

Total Relative Value of Company                                                        $ 7,914,848
Total Relative Value of Company Owned by Other Belk Companies                 -          3,170,332
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 4,744,516
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 4,744,516             /          $1,156,226,577            =               .4103%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4103%               X         59,998,834)        /              1,079         =           228.1762


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2347

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  217.71
  Dividends(2)..............................................          45.00
  Book value per share(3)...................................       1,883.47
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         219.05
  Dividends(2)..............................................          59.33
  Book value per share......................................       2,856.77


---------------

(1) Based on 1,800 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,800 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2348

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $   5,909     $   6,001     $   6,049
Net income..................................................         456           283           392
Per common share
  Net income (loss)(1)......................................      253.26        157.19        217.71
  Dividends.................................................       40.00         45.00         45.00
  Book value(2).............................................    1,598.57      1,710.77      1,883.47
Total assets................................................       3,393         3,547         4,465
Shareholders' equity........................................       2,877         3,079         3,390

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,147        $4,785
Income from operations......................................       332           336

---------------


(1) Based on 1,800 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,800 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2349

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Lincoln Center in Lincolnton, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 64,000 square feet of floor area. The current term of the lease expires in 2008. The store was expanded by approximately 20,000 square feet in 1997. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and the retail stores in nearby Gastonia, North Carolina.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2350

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................       894           49.7%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................       810           45.0%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................       810           45.0%
John R. Belk (Director) (a)(c)(d)...........................       811           45.1%
Henderson Belk (Director) (b)...............................         2               *
Sarah Belk Gambrell (b).....................................        79            4.4%
David Belk Cannon (Director) (f)............................       110            6.1%
James K. Glenn, Jr. (Director) (e)..........................        41            2.3%
Leroy Robinson (Director) (a)...............................        73            4.1%
B. Frank Matthews, II (Director and Executive Officer)
  (g)(h)....................................................       136            7.6%
Eugene Robinson Matthews (Director and Executive Officer)...        20            1.1%
Katherine Belk Morris (a)...................................        90            5.0%
Walter & Fon Cornwell.......................................       100            5.6%
Johnnie Schrum Waits........................................       100            5.6%
J.V. Properties.............................................     244.5           13.6%
Matthews-Belk Company.......................................     476.5           26.5%
Betty Choate Matthews.......................................        92            5.1%
All Directors and Executive Officers as a group (10
  persons)..................................................     1,250           69.4%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II, Betty Choate Matthews and Eugene Robinson Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; Walter & Fon Cornwell -- 2585 23rd Avenue, N.E., Hickory, N.C. 28601; Johnnie Schrum Waits -- 1394 Shipwatch Villas, Amelia Island Plantation, Fernandina Beach, FL 32034; J.V. Properties and Matthews-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 73 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.



(b) Includes 2 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2351


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 476.5 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 244.5 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(e) Includes 27 shares held by James K. Glenn, Jr., Trustee U/W of Daisy Belk Mattox and 14 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(f) Includes 38 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(g) Includes 92 shares held by B. Frank Matthews, II's wife, Betty Choate Matthews.

(h) Includes 20 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the will of J.H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.

         2352

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         2353

                BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   56,145    $   44,840
  Accounts receivable, net..................................     850,280       978,074
  Merchandise inventory.....................................   1,209,058     1,198,384
  Receivable from affiliates, net...........................     569,881       525,355
  Deferred income taxes.....................................      14,083            --
  Other.....................................................      48,330        45,171
                                                              ----------    ----------
Total current assets........................................   2,747,777     2,791,824
Loans receivable from affiliates, net.......................     500,000       300,000
Investments.................................................         368     1,007,533
Property, plant and equipment, net..........................     297,133       363,924
Other noncurrent assets.....................................       1,726         1,665
                                                              ----------    ----------
                                                              $3,547,004    $4,464,946
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  360,136    $  428,557
  Deferred income taxes.....................................          --           689
  Accrued income taxes......................................      41,836        87,758
                                                              ----------    ----------
Total current liabilities...................................     401,972       517,004
Deferred income taxes.......................................      36,666        16,130
Long-term debt, excluding current installments..............          --       503,676
Other noncurrent liabilities................................      28,988        37,883
                                                              ----------    ----------
Total liabilities...........................................     467,626     1,074,693
Shareholders' equity:
  Common stock..............................................     180,000       180,000
  Retained earnings.........................................   2,899,378     3,210,253
                                                              ----------    ----------
Total shareholders' equity..................................   3,079,378     3,390,253
                                                              ----------    ----------
                                                              $3,547,004    $4,464,946
                                                              ==========    ==========

         2354

                BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,908,503    $6,001,216    $6,049,413
Operating costs and expenses...............................   5,366,014     5,571,424     5,413,111
                                                             ----------    ----------    ----------
Income from operations.....................................     542,489       429,792       636,302
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      16,467        44,632         6,337
  Gain (loss) on disposal of property, plant and
     equipment.............................................     196,784            --            --
  Miscellaneous, net.......................................      (7,839)      (10,340)         (388)
                                                             ----------    ----------    ----------
Total other expense, net...................................     205,412        34,292         5,949
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     747,901       464,084       642,251
Income tax expense (benefit)...............................     292,026       181,133       250,376
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     455,875       282,951       391,875
                                                             ----------    ----------    ----------
Net earnings...............................................     455,875       282,951       391,875
Retained earnings at beginning of period...................   2,313,552     2,697,427     2,899,378
Dividends paid.............................................     (72,000)      (81,000)      (81,000)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,697,427    $2,899,378    $3,210,253
                                                             ==========    ==========    ==========

         2355

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2356
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2357

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2358

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2359

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2360

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2361

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2362

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2363

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 6,049,412    $391,875    $635,913   $709,663     $3,390,253
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 6,049,412     391,875     635,913    709,663      3,390,253
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                     (1,007,533)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $391,875    $635,913   $709,663     $2,382,720
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (44,840)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (525,355)
    Loans receivable from affiliates, net.....     (300,000)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................      503,676
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (366,519)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (366,519)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2364

                                                               SUPPLEMENT NO. 56
         2365

                BELK DEPARTMENT STORE OF LINCOLNTON, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                          Dated:                          , 1998
                                                --------------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 56
         2366

             BELK BROTHERS OF MONROE, NORTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Brothers of Monroe, North Carolina, Incorporated (the "Company"), to be held on April 15, 1998, at 8:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 146.3169 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 595,802 shares of New Belk Class A Common Stock which will represent approximately 0.9930% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (57)
         2367

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2368

             BELK BROTHERS OF MONROE, NORTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK BROTHERS OF MONROE, NORTH CAROLINA,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Brothers of Monroe, North Carolina, Incorporated (the "Company") will be held on April 15, 1998, at 8:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 146.3169 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2369

             BELK BROTHERS OF MONROE, NORTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 57

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 57 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK BROTHERS OF MONROE, NORTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/ PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         2370

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1934. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 8:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 146.3169 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,028 shares of Common Stock outstanding held of record by 46 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 79.6% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2371

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,400 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2372

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2373

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2374

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2375

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2376

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2377

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2378

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2379

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2380

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2381


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2382

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT         RELATIVE
METHODOLOGY                   ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------                 -----------   -----------   --------   -----------   ----------------
Net Sales.................  $12,938,379   $12,938,379      0.6     $(1,840,229)    $ 9,603,256
EBITDA....................    1,498,834     1,489,426        7      (1,840,229)     12,266,211
EBIT......................    1,285,799     1,276,392       10      (1,840,229)     14,604,149
Net Income................      827,466       821,705       15              --      12,325,575
Book Equity...............    7,070,400     6,043,501        1              --       6,043,501

         2383

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Brothers Company            .2044%          X       $262,130,313         =        $   535,794
Belk Enterprises,
  Inc.                           .2714%          X        358,369,404         =            972,615
Parks-Belk Company,
  Incorporated --
  Bristol, Va.                  1.0418%          X         12,516,874         =            130,401
Parks-Belk Company of
  Clarksville,
  Tennessee                      .2711%          X         10,855,465         =             29,429
Belk of Covington,
  Ga., Inc.                     2.7381%          X          4,579,688         =            125,396
Belk's Department
  Store of Dunn,
  North Carolina,
  Incorporated                  1.8181%          X         14,191,195         =            258,010
Belk-Simpson Company
  of Hendersonville,
  N.C., Incorporated             .2344%          X          9,384,434         =             21,997
Belk's Department
  Store of Laurens,
  South Carolina,
  Incorporated                   .2776%          X          4,498,438         =             12,488
Beck-Matthews Company
  of Macon, Georgia              .8667%          X         14,496,059         =            125,637
Belk of Spartanburg,
  S.C., Inc.                     .2120%          X         10,010,262         =             21,222
Belk of Toccoa, Ga.,
  Inc.                          3.6707%          X          4,349,985         =            159,675
                                                                                       -----------
Total                                                                                  $ 2,392,664
                                                                                       ===========

Relative Operating Value of Company                                                    $14,604,149
Relative Operating Value of Other Companies Owned by Company                  +          2,392,664
                                                                                       -----------
Total Relative Value of Company                                               =        $16,996,814
                                                                                       ===========

         2384

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          29.2634%          X        $16,996,814         =        $ 4,973,846
Belk Enterprises,
  Inc.                          1.3271%          X         16,996,814         =            225,565
Belk of Orangeburg,
  S.C., Inc.                    1.1944%          X         16,996,814         =            203,010
Belk-Harry Company,
  Salisbury, N.C.                .6636           X         16,996,814         =            112,791
                                                                                       -----------
Total                                                                                  $ 5,515,211
                                                                                       ===========

Total Relative Value of Company                                                        $16,996,814
Total Relative Value of Company Owned by Other Belk Companies                 -          5,515,211
                                                                                       -----------
Net Relative Value of Company                                                 =        $11,481,603
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $11,481,603             /          $1,156,226,577            =               .9930%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.9930%               X         59,998,834)        /              4,072         =           146.3169


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2385

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  137.27
  Dividends(2)..............................................          35.00
  Book value per share(3)...................................       1,172.93
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         140.46
  Dividends(2)..............................................          38.04
  Book value per share......................................       1,831.89


---------------

(1) Based on 6,028 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,028 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2386

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $12,545       $12,905       $12,938
Net income..................................................        706           745           827
Per common share
  Net income (loss)(1)......................................     117.10        123.57        137.27
  Dividends.................................................      25.00         35.00         35.00
  Book value(2).............................................     982.09      1,070.66      1,172.93
Total assets................................................      7,111         7,552         8,451
Shareholders' equity........................................      5,920         6,454         7,070

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $8,917        $8,863
Income from operations......................................       727           946

---------------


(1) Based on 6,028 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 6,028 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2387

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Monroe Mall in Monroe, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Pennell group office in Charlotte, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 73,000 square feet of floor area. The current term of the lease expires in 2004. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Peebles.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2388

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     2,661           44.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e)(f)..............................................     2,223           36.9%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e)(g)..............................................     2,230           37.0%
John R. Belk (Director and Executive Officer)
  (b)(d)(e)(h)..............................................     2,145           35.6%
Henderson Belk (Director) (c)...............................         4               *
Sarah Belk Gambrell (Director) (c)..........................       576            9.6%
David Belk Cannon (Director) (j)............................       760           12.6%
James K. Glenn, Jr. (Director) (i)..........................       180            3.0%
Daisy D. Lange (Director) (l)...............................       366            6.1%
John H. Pennell (Executive Officer).........................         0               *
Montgomery Investment Company...............................       452            7.5%
J.V. Properties.............................................     1,764           29.3%
NationsBank, N.A. (k)(l)....................................       864           14.3%
All Directors and Executive Officers as a group (10
  persons)..................................................     4,798           79.6%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607
W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Daisy D. Lange -- 7 Brickwall Lane, Ruislip, Middlesex, England HA48JS; John H. Pennell -- 308 East Fifth Street, Charlotte, N.C. 28202; NationsBank, N.A., Sara McDonnell (NCI-002-07-13) -- Charlotte, N.C. 28255; Montgomery Investment Company and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 452 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 157 shares held by Milburn Investment Company, of which the Estate of Thomas M .Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk John M. Belk and Leroy Robinson.


(c) Includes 4 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         2389


(d) Includes 40 shares held by Belk-Harry Company, 72 shares held by Belk of Orangeburg, S.C., Inc. and 80 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 1,764 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(f) Includes 8 shares held by Thomas M. Belk, Jr. as custodian for his minor children, and 10 shares are held by his wife, Sarah F. Belk.



(g) Includes 3 shares held by H. W. McKay Belk as custodian for his minor children, and 10 shares are held by his wife, Nina F. Belk.



(h) Includes 8 shares held by John R. Belk as custodian for his minor children, and 10 shares are held by his wife, Kimberly D. Belk.



(i) Includes 32 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. and 64 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 64 shares are held by John Belk Stevens U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(j) Includes 264 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(k) Includes 498 shares held by NationsBank as Trustee for the Daisy Belk Doughton Lange Revocable Trust dated 3/25/97. NationsBank has voting and investment power with respect to such shares.


(l) Includes 366 shares held by Daisy Doughton Lange and North Carolina National Bank. Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.

         2390

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2391

             BELK BROTHERS OF MONROE, NORTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   97,820    $  162,734
  Accounts receivable, net..................................   2,080,219     2,368,536
  Merchandise inventory.....................................   2,266,751     2,169,822
  Receivable from affiliates, net...........................   1,564,627     1,916,437
  Deferred income taxes.....................................      68,254        48,636
  Other.....................................................     103,578        98,262
                                                              ----------    ----------
Total current assets........................................   6,181,249     6,764,427
Loans receivable from affiliates, net.......................       8,800         8,800
Investments.................................................     528,230     1,026,900
Property, plant and equipment, net..........................     807,664       626,730
Deferred income taxes.......................................          --         4,471
Other noncurrent assets.....................................      25,704        19,211
                                                              ----------    ----------
                                                              $7,551,647    $8,450,539
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $       --    $  247,742
  Accounts payable and accrued expenses.....................     919,545     1,015,837
  Accrued income taxes......................................      85,963        56,215
                                                              ----------    ----------
Total current liabilities...................................   1,005,508     1,319,794
Deferred income taxes.......................................      40,575            --
Other noncurrent liabilities................................      51,650        60,345
                                                              ----------    ----------
Total liabilities...........................................   1,097,733     1,380,139
Shareholders' equity:
  Common stock..............................................     602,800       602,800
  Retained earnings.........................................   5,851,114     6,467,600
                                                              ----------    ----------
Total shareholders' equity..................................   6,453,914     7,070,400
                                                              ----------    ----------
                                                              $7,551,647    $8,450,539
                                                              ==========    ==========

         2392

             BELK BROTHERS OF MONROE, NORTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $12,796,104   $13,166,780   $13,242,861
Less: Leased Sales......................................      250,793       262,162       304,482
                                                          -----------   -----------   -----------
Net sales...............................................   12,545,311    12,904,618    12,938,379
Operating costs and expenses............................   11,382,937    11,720,234    11,641,710
                                                          -----------   -----------   -----------
Income from operations..................................    1,162,374     1,184,384     1,296,669
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................        9,464        30,731        64,894
  Dividend income.......................................       10,750        10,618         9,408
  Gain (loss) on disposal of property, plant and
     equipment..........................................          575          (278)           --
  Miscellaneous, net....................................      (30,586)       (5,566)      (20,278)
                                                          -----------   -----------   -----------
Total other expense, net................................       (9,797)       35,505        54,024
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,152,577     1,219,889     1,350,693
Income tax expense (benefit)............................      446,717       475,009       523,227
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      705,860       744,880       827,466
                                                          -----------   -----------   -----------
Net earnings............................................      705,860       744,880       827,466
Retained earnings at beginning of period................    4,762,054     5,317,214     5,851,114
Dividends paid..........................................     (150,700)     (210,980)     (210,980)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 5,317,214   $ 5,851,114   $ 6,467,600
                                                          ===========   ===========   ===========

         2393

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2394
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2395

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2396

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2397

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action created dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2398

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2399

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2400

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2401

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $12,938,379    $827,467    $1,285,800   $1,498,834    $7,070,400
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --            --           --            --
                                              -----------    --------    ----------   ----------    ----------
Adjusted Shareholders' Statement............  $12,938,379     827,467     1,285,800    1,498,834     7,070,400
                                              ===========    --------    ----------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                       --            --           --
  Gain/loss on sale of securities...........                       --            --           --
  Impairment loss...........................                       --            --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                       --            --           --
  Gain/loss on discontinued operations......                       --            --           --
  Adjustment to tax expense.................                       --            --           --            --
                                                             --------    ----------   ----------
Total non-operating items...................                       --            --           --
                                                             --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                    5,764         9,408        9,408
  Adjustment for ownership in other Belk
    entities................................                                                         1,026,900
                                                             --------    ----------   ----------    ----------
Per Model...................................                 $821,703    $1,276,392   $1,489,426    $6,043,500
                                                             ========    ==========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (162,734)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........   (1,916,437)
    Loans receivable from affiliates, net...       (8,800)
  Liabilities
    Notes payable...........................      247,742
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................   (1,840,229)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $(1,840,229)
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.
         2402

                                                               SUPPLEMENT NO. 57
         2403


             BELK BROTHERS OF MONROE, NORTH CAROLINA, INCORPORATED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 8:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                          Dated:                    , 1998
                                                --------------------

                                          --------------------------------
                                                     Signature

                                          --------------------------------
                                                     Signature

                                          Name(s) should be signed exactly
                                          as shown to the left hereof.
                                          Title should be added if signing
                                          as executor, administrator,
                                          trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 57
         2404

              BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Morehead City, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 90.4245 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 421,016 shares of New Belk Class A Common Stock which will represent approximately 0.7017% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (58)
         2405

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2406

              BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C.,
INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Morehead City, N.C., Inc. (the "Company") will be held on April 16, 1998, at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 90.4245 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2407



              BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C., INC.

                               SUPPLEMENT NO. 58

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 58 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         2408

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1951. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 90.4245 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,920 shares of Common Stock outstanding held of record by 34 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 55.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2409

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2410

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2411

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2412

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, to make, alter, amend and rescind the bylaws of the Company. The bylaws enacted by the Shareholders may be affected by action of the Company Board, and the bylaws enacted by the Company Board may be affected by the Shareholders; but the Company Board may not en-enact, substantially or otherwise, a bylaw which the Shareholders have repealed or altered, nor may they repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board, or enhances or protects the rights of shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         2413

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall

         2414

otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         2415

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly

         2416

in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances,

         2417

guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

         2418

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and

         2419

deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

         2420

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $11,029,380    $11,029,380      0.6       $ (798,407)      $7,416,035
EBITDA...............    1,053,891      1,053,891        7         (798,407)       8,175,644
EBIT.................      811,181        811,181       10         (798,407)       8,910,217
Net Income...........      496,388        496,388       15               --        7,445,820
Book Equity..........    5,297,810      5,064,639        1               --        5,064,639

         2421

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Brothers Company            .2044%          X       $262,130,313         =        $   535,794
Belk's Department
  Store of Clinton,
  N.C., Inc.                    5.6297%          X         11,043,990         =            621,744
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                           .5453%          X         29,859,959         =            162,826
Belk's Department
  Store of New Bern,
  N.C., Incorporated            1.0813%          X          7,893,728         =             85,355
                                                                                       -----------
Total                                                                                  $ 1,405,719
                                                                                       ===========

Relative Operating Value of Company                                                    $ 8,910,217
Relative Operating Value of Other Companies Owned by Company                  +          1,405,719
                                                                                       -----------
Total Relative Value of Company                                               =        $10,315,936
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                  5.2703%          X        $10,315,936         =        $   543,681
Belk Enterprises,
  Inc.                          5.2703           X         10,315,936         =            543,681
Belk's Department
  Store of Boone,
  North Carolina,
  Incorporated                  5.0676           X         10,315,936         =            522,770
Belk's Department
  Store of
  Greenville, N.C.,
  Inc.                          4.0541           X         10,315,936         =            418,218
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                          1.6892           X         10,315,936         =            174,257
                                                                                       -----------
Total                                                                                  $ 2,202,607
                                                                                       ===========

Total Relative Value of Company                                                        $10,315,587

Total Relative Value of Company Owned by Other Belk Companies                 -          2,202,607
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 8,113,329
                                                                                       ===========

         2422

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $8,113,329              /          $1,156,226,577            =               .7017%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.7017%               X         59,998,834)        /              4,656         =            90.4245


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2423

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   83.85
  Dividends(2)..............................................          22.50
  Book value per share(3)...................................         894.90
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          86.81
  Dividends(2)..............................................          23.51
  Book value per share......................................       1,132.11


---------------

(1) Based on 5,920 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,920 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2424

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                          SHARE AMOUNTS)
Net sales...................................................    $10,639       $10,770       $11,029
Net income..................................................        406           448           496
Per common share
  Net income (loss)(1)......................................      68.65         75.59         83.85
  Dividends.................................................      15.00         20.00         22.50
  Book value(2).............................................     777.96        833.55        894.90
Total assets................................................      5,342         7,523         7,255
Shareholders' Equity........................................      4,606         4,935         5,298

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $7,937        $8,187
Income from operations......................................       525           669

---------------


(1) Based on 5,920 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,920 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2425

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Morehead Plaza in Morehead City, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Nipper group office in Summerville, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 74,000 square feet of floor area. The current term of the lease expires in 1999, but the Company has options to extend the lease through 2014. The Company does not believe that the building is adequate to meet its current needs and is currently studying expansion opportunities at Morehead Plaza.

     Competition. Specific competitors in the Company's market include Wal-Mart and Sears.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2426

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     2,262           38.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e).................................................     1,584           26.8%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e).................................................     1,584           26.8%
John R. Belk (Director and Executive Officer) (b)(c)(e).....     1,584           26.8%
Henderson Belk (Director) (d)...............................        80            1.4%
Sarah Belk Gambrell (Director) (d)..........................       392            6.6%
Sarah Gambrell Knight.......................................       312            5.3%
David Belk Cannon (Director) (f)............................       160            2.7%
W. B. Beery, III (Director).................................         0               *
Katherine Belk Morris (b)(c)................................       320            5.4%
Elizabeth K. Baker..........................................       952           16.1%
William B. Beery, IV (g)....................................       338            5.7%
Martha B. Dineen (g)........................................       338            5.7%
Katherine E. Beery (g)......................................       338            5.7%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Executive Officer)...........................         0               *
Bob Webster (Executive Officer).............................         0               *
Montgomery Investment Company...............................       312            5.3%
Belk's Department Store of Asheville, North Carolina,
  Incorporated..............................................       312            5.3%
Belk's Department Store of Boone, North Carolina,
  Incorporated..............................................       300            5.1%
Belk Enterprises, Inc. .....................................       312            5.3%
All Directors and Executive Officers as a group (9
  persons)..................................................     3,268           55.2%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; W. B. Beery, III, William B. Beery, IV, Martha B. Dineen and Katherine E. Beery -- 1919 Brookhaven Road, Wilmington, N.C. 28403; Elizabeth K. Baker -- P. O. Box 1133, New Bern, N.C. 28560; Thomas A. Nipper, Lars Petersen, Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Montgomery Investment Company, Belk's Department Store of Asheville, North Carolina, Incorporated, Belk's Department Store of Boone, North Carolina, Incorporated and Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

         2427

(a) Includes 312 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 18 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 124 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 80 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 312 shares held by Belk's Department Store of Ashville, North Carolina, Incorporated, 300 shares held by Belk's Department Store of Boone, North Carolina, Incorporated, 240 shares held by Belk Department Store of Greenville, N.C., Inc., 312 shares held by Belk Enterprises, Inc. and 100 shares held by Belk's Department Store of Jacksonville, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 50 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.


(g) Represented by 338 shares held by William B. Beery, III and Martha B. Beery Irrevocable Trust. The Trustees, William B. Beery, IV, Martha B. Dineen and Katherine E. Beery, have voting and investment power with respect to such shares.

         2428

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2429

              BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   85,345     $   96,757
  Accounts receivable, net..................................   1,418,193      1,646,835
  Merchandise inventory.....................................   1,808,303      1,801,943
  Receivable from affiliates, net...........................   2,252,921      1,732,518
  Deferred income taxes.....................................      15,730         33,405
  Other.....................................................      97,989         99,175
                                                              ----------     ----------
Total current assets........................................   5,678,481      5,410,633
Loans receivable from affiliates, net.......................       2,066          2,066
Investments.................................................         237        233,171
Property, plant and equipment, net..........................   1,767,288      1,549,611
Deferred income taxes.......................................       9,000             --
Other noncurrent assets.....................................      65,647         59,032
                                                              ----------     ----------
                                                              $7,522,719     $7,254,513
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $1,700,000     $  800,000
  Current installments of long-term debt....................          --         77,645
  Accounts payable and accrued expenses.....................     698,589        725,136
  Accrued income taxes......................................      54,624         39,396
                                                              ----------     ----------
Total current liabilities...................................   2,453,213      1,642,177
Deferred income taxes.......................................          --         20,381
Long-term debt, excluding current installments..............          --        155,289
Other noncurrent liabilities................................     134,884        138,856
                                                              ----------     ----------
Total liabilities...........................................   2,588,097      1,956,703
Shareholders' equity:
  Common stock..............................................     592,000        592,000
  Retained earnings.........................................   4,342,622      4,705,810
                                                              ----------     ----------
Total shareholders' equity..................................   4,934,622      5,297,810
                                                              ----------     ----------
                                                              $7,522,719     $7,254,513
                                                              ==========     ==========

         2430

              BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Net sales...............................................  $10,638,638   $10,769,924   $11,029,380
Operating costs and expenses............................    9,924,449    10,019,534    10,220,661
                                                          -----------   -----------   -----------
Income from operations..................................      714,189       750,390       808,719
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................      (39,700)      (12,546)      (10,175)
  Gain (loss) on disposal of property, plant and
     equipment..........................................           --         3,500            --
  Miscellaneous, net....................................       (5,997)       (7,514)        2,463
                                                          -----------   -----------   -----------
Total other expense, net................................      (45,697)      (16,560)       (7,712)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      668,492       733,830       801,007
Income tax expense (benefit)............................      262,098       286,330       304,619
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      406,394       447,500       496,388
                                                          -----------   -----------   -----------
Net earnings............................................      406,394       447,500       496,388
Retained earnings at beginning of period................    3,695,928     4,013,522     4,342,622
Dividends paid..........................................      (88,800)     (118,400)     (133,200)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 4,013,522   $ 4,342,622   $ 4,705,810
                                                          ===========   ===========   ===========

         2431

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2432
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2433

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2434

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2435

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2436

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

         2437

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2438

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $11,029,380    $496,388    $811,181   $1,053,891    $5,297,810
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --          --             --
                                                -----------    --------    --------   ----------    ----------
Adjusted Shareholders' Statement..............  $11,029,380     496,388     811,181   1,053,891      5,297,810
                                                ===========    --------    --------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --          --
  Gain/loss on sale of securities.............                       --          --          --
  Impairment loss.............................                       --          --          --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --          --
  Gain/loss on discontinued operations........                       --          --          --
  Adjustment to tax expense...................                       --          --          --             --
                                                               --------    --------   ----------
Total non-operating items.....................                       --          --          --
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --          --
  Adjustment for ownership in other Belk
    entities..................................                                                        (233,171)
                                                               --------    --------   ----------    ----------
Per Model.....................................                 $496,388    $811,181   $1,053,891    $5,064,639
                                                               ========    ========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (96,757)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,732,518)
    Loans receivable from affiliates, net.....       (2,066)
  Liabilities
    Notes payable.............................      800,000
    Current installments of long-term debt....       77,645
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................      155,289
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (798,407)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (798,407)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2439

                                                               SUPPLEMENT NO. 58
         2440

              BELK'S DEPARTMENT STORE OF MOREHEAD CITY, N.C., INC. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 10:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                          Dated:                          , 1998
                                                --------------------------


                                          --------------------------------
                                                     Signature

                                          --------------------------------
                                                     Signature

                                          Name(s) should be signed exactly
                                          as shown to the left hereof.
                                          Title should be added if signing
                                          as executor, administrator,
                                          trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 58
         2441

      BELK'S DEPARTMENT STORE OF MOUNT AIRY, NORTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Mount Airy, North Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 29.8170 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 69,831 shares of New Belk Class A Common Stock which will represent approximately 0.1164% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (59)
         2442

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2443

      BELK'S DEPARTMENT STORE OF MOUNT AIRY, NORTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF MOUNT AIRY,
NORTH CAROLINA, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Mount Airy, North Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 29.8170 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2444

                     BELK'S DEPARTMENT STORE OF MOUNT AIRY,
                          NORTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 59

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 59 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF MOUNT AIRY, NORTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          STATEMENTS........................................   B-1

         2445

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1928. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.


     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/ Prospectus.

     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 29.8170 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,416 shares of Common Stock outstanding held of record by 30 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 87.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2446

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,676 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2447

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2448

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2449

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2450

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2451

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2452

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2453

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2454

or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2455

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2456


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2457

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ----------   ----------------
Net Sales....................  $6,524,201   $6,524,201      0.6     $2,443,527      $1,470,993
EBITDA.......................     751,185      683,729        7      2,443,527       2,342,575
EBIT.........................     514,679      447,223       10      2,443,527       2,028,702
Net Income...................     199,606      159,776       15             --       2,396,640
Book Equity..................   3,075,844    1,997,848        1             --       1,997,848

         2458

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Eden,
  N.C., Inc.                   16.9875%          X        $ 3,010,826         =        $   511,464
Belk's Department
  Store of Lenoir,
  North Carolina,
  Incorporated                   .8511%          X          6,891,593         =             58,654
Belk of Thomasville,
  N.C., Inc.                   36.3496%          X          1,980,347         =            719,848
                                                                                       -----------
Total                                                                                  $ 1,289,967
                                                                                       ===========

Relative Operating Value of Company                                                    $ 2,396,640
Relative Operating Value of Other Companies Owned by Company                  +          1,289,967
                                                                                       -----------
Total Relative Value of Company                                               =        $ 3,686,607
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           3.6471%          X        $ 3,686,607         =        $   134,454
Belk Enterprises,
  Inc.                         55.1122%          X          3,686,607         =          2,031,770
Belk's Department
  Store of Boone,
  North Carolina,
  Incorporated                  1.8703%          X          3,686,607         =             68,951
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.                2.8678           X          3,686,607         =            105,725
                                                                                       -----------
Total                                                                                  $ 2,340,899
                                                                                       ===========

Total Relative Value of Company                                                        $ 3,686,607
Total Relative Value of Company Owned by Other Belk Companies                 -          2,340,899
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,345,707
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $1,345,707              /          $1,156,226,577            =               .1164%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1164%               X         59,998,834)        /              2,342         =            29.8170

         2459

(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2460

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 31.11
  Dividends(2)..............................................          7.50
  Book value per share(3)...................................        479.40
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         28.62
  Dividends(2)..............................................          7.75
  Book value per share......................................        373.31


---------------

(1) Based on 6,416 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,416 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2461

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 6,549       $ 6,382       $ 6,524
Net income..................................................         99            94           200
Per common share
  Net income (loss)(1)......................................      15.02         14.44         31.11
  Dividends.................................................      10.00          7.73          7.50
  Book value(2).............................................     459.73        466.93        479.40
Total assets................................................      5,659         5,310         6,219
Shareholders' equity........................................      3,040         2,996         3,076

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................     4,448         4,799
Income from operations......................................       223           414

---------------


(1) Based on 6,612, 6,514 and 6,416 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 6,612, 6,416 and 6,416 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         2462

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations increased in fiscal year 1997 due to a decreased cost of merchandise resulting from better inventory management and lower markdowns.

     Comparable store sales increased in fiscal year 1997 and for the nine months ended November 1, 1997 due to a successful recovery of market share that was lost in the prior two years.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Mayberry Mall in Mount Airy, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 58,000 square feet of floor area, together with an adjacent parking area. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, K-Mart and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2463

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....     4,322           67.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(c).................................................     4,142           64.6%
H. W. McKay Belk (Director and Executive Officer)
  (a)(b)(c).................................................     4,142           64.6%
John R. Belk (Director and Executive Officer) (a)(b)(c).....     4,142           64.6%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell (Director)..............................       146            2.3%
David Belk Cannon (Director)................................       168            2.6%
James K. Glenn, Jr. (Director) (d)..........................       128            2.0%
Leroy Robinson (Director) (a)...............................        20               *
Guy L. Byerly, Jr. (Director)...............................       700           10.9%
Belk Enterprises, Inc. .....................................     3,536           55.1%
Pete Huffstetler (Executive Officer)........................         0               *
Gordon J. Tendler (Executive Officer).......................         0               *
Darrell Murphy (Executive Officer)..........................         0               *
All Directors and Executive Officers as a group (11
  persons)..................................................     5,608           87.4%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; Guy L. Byerly,
Jr. -- 1530 Queens Road, Charlotte, N.C. 28207; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 20 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 120 shares held by Belk's Department Store of Boone, North Carolina, Incorporated, 3,536 shares held by Belk Enterprises, Inc. and 184 shares held by Belk-Beck Company of Burlington, North Carolina, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         2464

(c) Includes 234 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(d) Includes 128 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox. Voting and investment power is vested in James K. Glenn, Jr., the Trustee.

         2465

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2466

      BELK'S DEPARTMENT STORE OF MOUNT AIRY, NORTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   65,678     $  106,521
  Accounts receivable, net..................................   1,114,358      1,247,839
  Merchandise inventory.....................................   1,163,880      1,220,506
  Deferred income taxes.....................................      13,328         12,409
  Other.....................................................      56,125         51,024
                                                              ----------     ----------
Total current assets........................................   2,413,369      2,638,299
Loans receivable from affiliates, net.......................          --            718
Investments.................................................     145,522      1,077,996
Property, plant and equipment, net..........................   2,720,111      2,489,194
Other noncurrent assets.....................................      31,022         12,987
                                                              ----------     ----------
                                                              $5,310,024     $6,219,194
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  506,613     $  506,672
  Accounts payable and accrued expenses.....................     317,263        391,755
  Payables to affiliates, net...............................     853,100      2,044,097
  Accrued income taxes......................................      25,665         88,595
                                                              ----------     ----------
Total current liabilities...................................   1,702,641      3,031,119
Deferred income taxes.......................................      37,316         39,780
Long-term debt, excluding current installments..............     506,721             --
Other noncurrent liabilities................................      67,523         72,451
                                                              ----------     ----------
Total liabilities...........................................   2,314,201      3,143,350
Shareholders' equity:
  Common stock..............................................     641,600        641,600
  Additional paid in capital................................       3,221          3,221
  Retained earnings.........................................   2,351,002      2,431,023
                                                              ----------     ----------
Total shareholders' equity..................................   2,995,823      3,075,844
                                                              ----------     ----------
                                                              $5,310,024     $6,219,194
                                                              ==========     ==========

         2467

      BELK'S DEPARTMENT STORE OF MOUNT AIRY, NORTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $6,548,985    $6,382,264    $6,524,201
Operating costs and expenses...............................   6,236,485     6,096,806     6,064,754
                                                             ----------    ----------    ----------
Income from operations.....................................     312,500       285,458       459,447
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................    (154,684)     (166,923)     (176,628)
  Dividend income..........................................       1,600            --           600
  Gain (loss) on disposal of property, plant and
     equipment.............................................      (7,230)        2,161           (98)
  Miscellaneous, net.......................................     (10,703)      (12,399)      (12,225)
                                                             ----------    ----------    ----------
Total other expense, net...................................    (171,017)     (177,161)     (188,351)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     141,483       108,297       271,096
Income tax expense (benefit)...............................      42,195        14,220       111,024
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      99,288        94,077       160,072
Equity in earnings (loss) of unconsolidated entity, net of
  tax......................................................          --            --        39,534
                                                             ----------    ----------    ----------
Net earnings...............................................      99,288        94,077       199,606
Retained earnings at beginning of period...................   2,342,172     2,375,340     2,351,002
Dividends paid.............................................     (66,120)      (49,590)      (48,120)
Purchase of treasury stock.................................          --       (68,825)           --
Retained earnings adjustments..............................          --            --       (71,465)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,375,340    $2,351,002    $2,431,023
                                                             ==========    ==========    ==========

         2468

      BELK'S DEPARTMENT STORE OF MOUNT AIRY, NORTH CAROLINA, INCORPORATED

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996, and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders equity of the subsidiaries are included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholder's equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

         2469
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2470
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(12) RETAINED EARNINGS ADJUSTMENT

     Adjustment to Retained Earnings of the Company at February 1, 1997, relates to the Company's portion of the retirement of stock by Hudson-Belk Company of Thomasville, N.C.

         2471

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2472

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2473

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2474

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2475

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2476

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2477

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 6,524,201    $199,606    $514,679   $751,185     $3,075,844
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 6,524,201     199,606     514,679    751,185      3,075,844
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       58          98         98
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                  (39,534)    (66,954)   (66,954)
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                  (39,476)    (66,856)   (66,856)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                     (354)       (600)      (600)
  Adjustment for ownership in other Belk
    entities..................................                                                     (1,077,996)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $159,776    $447,223   $683,729     $1,997,848
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (106,523)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........           --
    Loans receivable from affiliates, net.....         (718)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....      506,672
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............    2,044,097
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................    2,443,528
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $ 2,443,528
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2478

                                                               SUPPLEMENT NO. 59
         2479


      BELK'S DEPARTMENT STORE OF MOUNT AIRY, NORTH CAROLINA, INCORPORATED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 10:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                          Dated:                          , 1998
                                                --------------------------


                                          --------------------------------
                                                     Signature

                                          --------------------------------
                                                     Signature

                                          Name(s) should be signed exactly
                                          as shown to the left hereof.
                                          Title should be added if signing
                                          as executor, administrator,
                                          trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 59
         2480

            BELK'S DEPARTMENT STORE OF NEW BERN, N.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of New Bern, N.C., Incorporated (the "Company"), to be held on April 16, 1998, at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 82.0225 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 193,327 shares of New Belk Class A Common Stock which will represent approximately 0.3222% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (60)
         2481

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2482

            BELK'S DEPARTMENT STORE OF NEW BERN, N.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF NEW BERN, N.C.,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of New Bern, N.C., Incorporated (the "Company") will be held on April 16, 1998, at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 82.0225 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2483

            BELK'S DEPARTMENT STORE OF NEW BERN, N.C., INCORPORATED

                               SUPPLEMENT NO. 60

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 60 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF NEW BERN, N.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         2484

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1934. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 82.0225 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 4,994 shares of Common Stock outstanding held of record by 44 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 66.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2485

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2486

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2487

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2488

shareholders be approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2489

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2490

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2491

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2492

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2493

or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2494

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2495


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2496

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                    ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                  -----------   -----------   --------   ----------   ----------------
Net Sales..................  $11,153,974   $11,153,974     0.6      $1,902,755      $4,789,629
EBITDA.....................    1,293,640     1,292,540       7       1,902,755       7,145,025
EBIT.......................      959,675       958,575      10       1,902,755       7,682,995
Net Income.................      472,349       471,673      15              --       7,075,095
Book Equity................    3,708,611     3,678,878       1              --       3,678,878

         2497

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                   .5917%          X        $ 8,096,519         =        $    47,907
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                           .5453           X         29,859,959         =            162,826
                                                                                       -----------
Total                                                                                  $   210,733
                                                                                       ===========

Relative Operating Value of Company                                                    $ 7,682,995
Relative Operating Value of Other Companies Owned by Company                  +            210,733
                                                                                       -----------
Total Relative Value of Company                                               =        $ 7,893,728
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                  1.7221%          X        $ 7,893,728         =        $   135,938
Belk Brothers Company           21.706           X          7,893,728         =          1,713,413
Belk Enterprises,
  Inc.                         17.1406           X          7,893,728         =          1,353,032
Belk Department Store
  of Greenville,
  N.C., Inc.                   10.6728           X          7,893,728         =            842,482
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                           .4806           X          7,893,728         =             37,937
Belk's Department
  Store of Morehead
  City, N.C., Inc.              1.0813           X          7,893,728         =             85,355
                                                                                       -----------
Total                                                                                  $ 4,168,157
                                                                                       ===========

Total Relative Value of Company                                                        $ 7,893,728
Total Relative Value of Company Owned by Other Belk Companies                 -          4,168,157
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 3,725,571
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 3,725,571             /          $1,156,226,577            =               .3222%

         2498

     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.3222%               X         59,998,834)        /              2,357         =            82.0225


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2499

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   94.58
  Dividends(2)..............................................          25.00
  Book value per share(3)...................................         742.61
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          78.74
  Dividends(2)..............................................          21.33
  Book value per share......................................       1,026.92


---------------

(1) Based on 4,994 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 4,994 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2500

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $9,838        $10,284       $11,154
Net income..................................................       481            368           472
Per common share
  Net income (loss)(1)......................................     96.35          73.78         94.58
  Dividends.................................................     20.00          25.00         25.00
  Book value(2).............................................    624.25         673.03        742.61
Total assets................................................     5,054          6,656         6,672
Shareholders' equity........................................     3,117          3,361         3,709

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $7,701        $7,845
Income from operations......................................       526           635

---------------


(1) Based on 4,994 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 4,994 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2501

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Twin Rivers Mall in New Bern, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Nipper group office in Summerville, South Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 82,000 square feet of floor area, together with an adjacent parking area. The Company believes the store building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Sears, Penney, Target, Goody's and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2502

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     2,915           58.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (c)(d)(e).................................................     2,779           55.6%
H. W. McKay Belk (Director and Executive Officer)
  (c)(d)(f).................................................     2,677           53.6%
John R. Belk (Director) (c)(d)(g)...........................     2,721           54.5%
Henderson Belk (Director) (b)...............................         2               *
Sarah Belk Gambrell (b).....................................       275            5.5%
Leroy Robinson (Director)...................................         0               *
W. B. Beery, III (Director).................................         0               *
Elizabeth K. Baker..........................................       316            6.3%
William B. Beery, IV (h)....................................       376            7.5%
Martha B. Dineen (h)........................................       376            7.5%
Katherine E. Beery (h)......................................       376            7.5%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Executive Officer)...........................         0               *
Bob Webster (Executive Officer).............................         0               *
Belk Department Store of Greenville, N.C., Inc. ............       533           10.7%
Belk Enterprises, Inc. .....................................       856           17.1%
J.V. Properties.............................................     1,084           21.7%
All Directors and Executive Officers as a group (8
  persons)..................................................     3,341           66.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; W.
B. Beery, III, William B. Beery, IV, Martha B. Dineen and Katherine E.
Beery -- 1919 Brookhaven Road, Wilmington, N.C. 28403; Elizabeth K.
Baker, -- P.O. Box 1133, New Bern, N.C. 28560; Thomas A. Nipper, Lars Petersen, Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Belk Department Store of Greenville, N.C., Inc., Belk Enterprises, Inc. and J.V.
Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 160 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 2 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2503


     of the trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 86 shares held by Belk's Department Store of Asheville, North Carolina, Incorporated, 533 shares held by Belk Department Store of Greenville, N.C., Inc., 856 shares held by Belk Enterprises, Inc., 24 shares held by Belk's Department Store of Jacksonville, N.C., Inc. and 54 shares held by Belk's Department Store of Morehead City, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 1,084 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e) Includes 8 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 64 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(f) Includes 24 shares held by H. W. McKay Belk as custodian for his minor children.

(g)  Includes 8 shares held by John R. Belk as custodian for his minor children.


(h) Represented by shares held by William B. Beery, III and Martha B. Beery Irrevocable Trust. The Trustees, William B. Beery, IV, Martha B. Dineen and Katherine E. Beery, have voting and investment power with respect to such shares.

         2504

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2505

            BELK'S DEPARTMENT STORE OF NEW BERN, N.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS

Current Assets:
  Cash and cash equivalents.................................  $   90,094    $   94,650
  Accounts receivable, net..................................   1,529,280     1,847,030
  Merchandise inventory.....................................   1,850,098     1,894,968
  Deferred income taxes.....................................      17,634            --
  Other.....................................................      73,234        77,342
                                                              ----------    ----------
Total current assets........................................   3,560,340     3,913,990
Investments.................................................      29,733        29,733
Property, plant and equipment, net..........................   3,023,896     2,692,292
Other noncurrent assets.....................................      42,163        35,711
                                                              ----------    ----------
                                                              $6,656,132    $6,671,726
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $1,000,000    $1,000,000
  Current installments of long-term debt....................     150,000       200,000
  Accounts payable and accrued expenses.....................     599,234       750,436
  Payables to affiliates, net...............................     514,826       147,079
  Deferred income taxes.....................................          --         5,016
  Accrued income taxes......................................      73,775        67,278
                                                              ----------    ----------
Total current liabilities...................................   2,337,835     2,169,809
Deferred income taxes.......................................      58,148        85,121
Long-term debt, excluding current installments..............     850,000       650,000
Other noncurrent liabilities................................      49,037        58,185
                                                              ----------    ----------
Total liabilities...........................................   3,295,020     2,963,115
Shareholders' equity:
  Common stock..............................................     499,400       499,400
  Retained earnings.........................................   2,861,712     3,209,211
                                                              ----------    ----------
Total shareholders' equity..................................   3,361,112     3,708,611
                                                              ----------    ----------
                                                              $6,656,132    $6,671,726
                                                              ==========    ==========

         2506

            BELK'S DEPARTMENT STORE OF NEW BERN, N.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                         JANUARY 31,   FEBRUARY 3,   FEBRUARY 7,
                                                            1995          1996          1997
                                                         -----------   -----------   -----------
Net sales..............................................  $9,838,174    $10,284,340   $11,153,974
Operating costs and expenses...........................   8,944,350      9,502,749    10,195,391
                                                         ----------    -----------   -----------
Income from operations.................................     893,824        781,591       958,583
                                                         ----------    -----------   -----------
Other income (expense):
  Interest, net........................................    (100,437)      (170,112)     (190,851)
  Dividend income......................................          --             --           600
  Gain (loss) on disposal of property, plant and
     equipment.........................................       4,036             --           500
  Miscellaneous, net...................................      (8,783)        (5,771)           (9)
                                                         ----------    -----------   -----------
Total other expense, net...............................    (105,184)      (175,883)     (189,760)
                                                         ----------    -----------   -----------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities.............................................     788,640        605,708       768,823
Income tax expense (benefit)...........................     307,468        237,228       296,474
                                                         ----------    -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities..................     481,172        368,480       472,349
                                                         ----------    -----------   -----------
Net earnings...........................................     481,172        368,480       472,349
Retained earnings at beginning of period...............   2,236,790      2,618,082     2,861,712
Dividends paid.........................................     (99,880)      (124,850)     (124,850)
                                                         ----------    -----------   -----------
Retained earnings at end of period.....................  $2,618,082    $ 2,861,712   $ 3,209,211
                                                         ==========    ===========   ===========

         2507

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2508
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2509

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2510

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2511

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2512

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2513

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2514

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2515

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $11,153,974    $472,349    $959,675   $1,293,640    $3,708,611
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --           --            --
                                                -----------    --------    --------   ----------    ----------
Adjusted Shareholders' Statement..............  $11,153,974     472,349     959,675    1,293,640     3,708,611
                                                ===========    --------    --------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                     (306)       (499)        (499)
  Gain/loss on sale of securities.............                       --          --           --
  Impairment loss.............................                       --          --           --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --           --
  Gain/loss on discontinued operations........                       --          --           --
  Adjustment to tax expense...................                       --          --           --            --
                                                               --------    --------   ----------
Total non-operating items.....................                     (306)       (499)        (499)
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                     (369)       (600)        (600)
  Adjustment for ownership in other Belk
    entities..................................                                                         (29,733)
                                                               --------    --------   ----------    ----------
Per Model.....................................                 $471,673    $958,575   $1,292,540    $3,678,878
                                                               ========    ========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (94,650)
    Negative cash balances reclassified to
      accounts payable........................          326
    Receivables from affiliates, net..........           --
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................    1,000,000
    Current installments of long-term debt....      200,000
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............      147,079
    Long-term debt, excluding current
      installments............................      650,000
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................    1,902,755
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $ 1,902,755
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2516

                                                               SUPPLEMENT NO. 60
         2517

            BELK'S DEPARTMENT STORE OF NEW BERN, N.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 10:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


     The Board of Directors recommends a vote FOR the following proposal:


     PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


    [ ]  FOR                      [ ]  AGAINST                   [ ]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

     THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 60
         2518

                              HUDSON-BELK COMPANY

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Hudson-Belk Company (the "Company"), to be held on April 16, 1998, at 11:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 37.2679 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 2,859,305 shares of New Belk Class A Common Stock which will represent approximately 4.7656% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (61)
         2519

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2520

                              HUDSON-BELK COMPANY

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF HUDSON-BELK COMPANY:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Hudson-Belk Company (the "Company") will be held on April 16, 1998, at 11:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 37.2679 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2521

                              HUDSON-BELK COMPANY

                               SUPPLEMENT NO. 61

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 61 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO HUDSON-BELK COMPANY (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
  General...................................................    19
  Results of Operations.....................................    19
  Comparison of Nine Months Ended November 1, 1997 and
    November 2, 1996........................................    19
  Comparison of Fiscal Years Ended February 1, 1997 and
    February 3, 1996........................................    20
  Comparison of Fiscal Years Ended February 3, 1996 and
    January 31, 1995........................................    20
  Seasonality and Quarterly Fluctuations....................    21
  Liquidity and Capital Resources...........................    21
  Impact of Inflation.......................................    22
BUSINESS OF THE COMPANY.....................................    22
SECURITY OWNERSHIP OF THE COMPANY...........................    24
INDEX TO HISTORICAL FINANCIAL STATEMENTS....................   F-1
  Report of KPMG Peat Marwick LLP, Independent Auditors.....   F-2
  Balance Sheets............................................   F-3
  Statements of Income......................................   F-4
  Statements of Shareholders' Equity........................   F-5
  Statements of Cash Flows..................................   F-6
  Notes to Consolidated Financial Statements................   F-7
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
             INFORMATION....................................   B-1

         2522

                                  THE COMPANY


     The Company was incorporated as a North Carolina corporation in 1915. The Company changed its name from Hudson-Belk-Leggett Company to Hudson-Belk Company on June 13, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 11:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 37.2679 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 98,980 shares of Common Stock outstanding held of record by 138 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 57.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         2523

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 100,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         2524

converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay

         2525

its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         2526

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or one or more series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         2527

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall

         2528

otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificates divides the directors of New Belk into three classes, designated Class 1, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         2529

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly

         2530

in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.

     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances,

         2531

guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.
         2532

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) and the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholder's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholder's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates

         2533

must be deposited, (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received,
(iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposits his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

         2534

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2535

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                   ACTUAL        ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                ------------   ------------   --------   ----------   ----------------
Net Sales................  $124,211,976   $124,211,976      0.6     $5,400,591     $69,126,595
EBITDA...................     9,831,574      9,816,838        7      5,400,591      63,317,275
EBIT.....................     7,025,850      7,011,114       10      5,400,591      64,710,549
Net Income...............     3,746,222      3,736,899       15             --      56,053,485
Book Equity..............    55,012,725     52,584,656        1             --      52,584,656

         2536

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Albany,
  Georgia                        .1667%          X        $ 6,361,249         =        $    10,604
Belk of Miss., Inc.              .1634           X         19,360,988         =             31,636
Belk of Danville,
  Va., Inc.                      .3595           X         16,469,104         =             59,206
Hudson-Belk Co. of
  Fuquay -- Varina,
  N.C., Inc.                     .5898           X          5,660,048         =             33,383
Tags Stores, LLC               12.0670           X         15,118,749         =          1,824,379
                                                                                       -----------
Total                                                                                  $ 1,959,209
                                                                                       ===========
Relative Operating Value of Company                                                    $69,126,595
Relative Operating Value of Other Companies Owned by Company                  +          1,959,209
                                                                                       -----------
Total Relative Value of Company                                               =        $71,085,804
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           9.8545%          X        $71,085,804         =        $ 7,005,151
Belk Enterprises,
  Inc.                         11.7731           X         71,085,804         =          8,369,003
Matthews-Belk Company            .1344           X         71,085,804         =             95,539
Belk of Orangeburg,
  S.C., Inc.                     .7042           X         71,085,804         =            500,586
Hudson-Belk Co, of
  Fuquay -- Varina,
  N.C., Inc.                     .0202           X         71,085,804         =             14,359
                                                                                       -----------
Total                                                                                  $15,984,638
                                                                                       ===========
Total Relative Value of Company                                                        $71,085,804
Total Relative Value of Company Owned by Other Belk Companies                 -         15,984,638
                                                                                       -----------
Net Relative Value of Company                                                 =        $55,101,166
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $55,101,166             /          $1,156,226,577            =              4.7656%

         2537

     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (4.7656%               X         59,998,834)        /             76,723         =            37.2679


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2538

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share, and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                                 FISCAL YEAR          NINE MONTHS
                                                              ENDED FEBRUARY 1,    ENDED NOVEMBER 1,
                                                                    1997                 1997
                                                              -----------------    -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 37.85              $ 17.37
  Dividends(2)..............................................         12.00                12.00
  Book value per share(3)...................................        555.80               561.17
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96                 0.29
  Dividends(2)..............................................          0.26                 0.22
  Book value per share(5)...................................         12.52                12.65
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         35.78                10.63
  Dividends(2)..............................................          9.69                 8.27
  Book value per share......................................        466.59               471.33


---------------

(1) Based on 98,980 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997 and the nine-month period ended November 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 98,980 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the periods presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying the New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2539

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical financial information of the Company presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended February 1, 1997 are derived from the financial statements of the Company. The financial statements as of February 1, 1997 and for the year then ended have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements, and the report thereon, are included elsewhere in this Prospectus Supplement. The selected data presented below for, and as of the end of, each of the years in the four-year period ended February 3, 1996 and for the nine-month periods ended November 2, 1996 and November 1, 1997, and as of November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period. The information presented below under the caption "Selected Operating Data" is unaudited.

     Selected historical combined and pro forma financial data for the Belk Companies is included in the Proxy Statement/Prospectus.

                                                         FISCAL YEAR ENDED                                NINE MONTHS ENDED
                                -------------------------------------------------------------------   -------------------------
                                FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                   1993          1994          1995          1996          1997          1996          1997
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
SELECTED STATEMENT OF INCOME
Revenues......................  122,390,054   125,017,407   127,943,752   125,517,063   126,554,654    86,172,090    88,428,807
Cost of goods sold............   84,601,397    85,946,863    86,467,184    85,238,903    86,988,508    59,406,094    60,528,460
Depreciation and
  amortization................    2,798,477     2,731,868     2,824,673     3,112,952     2,805,724     2,145,274     1,963,414
Net income....................    3,736,150     5,179,096     4,866,474     3,219,484     3,746,222     1,522,322     1,719,473
Net income per share(1).......        37.75         52.32         49.17         32.53         37.85         15.38         17.37
Dividends per share...........        10.00         10.00         11.00         12.00         12.00         12.00         12.00
Weighted average number of
  shares outstanding..........       98,980        98,980        98,980        98,980        98,980        98,980        98,980
SELECTED BALANCE SHEET DATA:
Accounts receivable -- net....   21,188,696    20,720,877    19,820,146    19,766,701    21,232,909    20,186,663    20,946,860
Merchandise inventories.......   23,953,158    25,484,308    23,267,802    27,504,793    26,970,504    33,927,159    34,944,598
Working capital...............   40,099,809    43,050,612    42,836,859    34,655,080    38,178,996    33,386,246    37,756,495
Total assets..................   79,090,649    81,837,804    80,240,550    78,806,027    78,847,101    84,703,643    85,918,662
Short-term debt...............           --            --            --     4,300,000     3,250,000     9,500,000     7,000,000
Long-term debt................   21,662,434    18,721,736    13,401,615     7,053,256     4,753,252     5,328,253     4,561,585
Capitalized lease
  obligations.................           --            --            --            --            --            --            --
Shareholders' equity..........   42,455,550    46,644,846    50,425,004    52,454,263    55,012,725    52,788,825    55,544,438
Book value per share(2).......       428.93        471.26        509.45        529.95        555.80        533.33        561.17
SELECTED OPERATING DATA:
Number of stores at end of
  period......................            6             6             6             8             7             7             7
Comparable store net revenue
  increases (decreases).......          0.4%          5.0%          2.8%         (6.5)%         2.9%          0.6%          4.2%

---------------

(1) Based on the weighted average number of shares of Common Stock outstanding for each period presented.
(2) Based on the number of shares of Common Stock outstanding at the end of each period presented.

         2540

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the historical financial condition and results of operations of the Hudson-Belk Company for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 which should be read in conjunction with the historical financial statements, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Certain Components of Net Income. Revenues include sales from retail operations and leased departments. Cost of goods sold include cost of merchandise, buying, and occupancy expense. Selling, general, and administrative expense ("SG&A") includes payroll, advertising, credit, and depreciation expense.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Hudson-Belk Company's statements of income and other pertinent financial data.

                                                         FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                              ---------------------------------------   -------------------------
                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                                1995(A)       1996(A)       1997(A)        1996          1997
                                              -----------   -----------   -----------   -----------   -----------
Revenues....................................    100.0%         100.0%        100.0%        100.0%        100.0%
Cost of goods sold..........................      67.6          67.9          68.7          68.9          68.4
Selling, general and administrative
  expenses..................................      25.5          27.2          25.8          27.4          26.5
Income from operations......................       7.0           4.9           5.5           3.6           5.1
Interest expense, net.......................       0.8           0.8           0.9           0.9           0.7
Income taxes................................       2.4           1.5           1.7           1.0           1.1
Net income..................................       3.8           2.6           3.0           1.8           1.9
Comparable stores revenues increase
  (decrease)................................       2.8          (6.5)          2.9           0.6           4.2
Number of stores
  Opened....................................         1             2             0             0             0
  Closed....................................         1             0             0             0             0
  Transferred to an affiliate...............         0             0             1             1             0
Total -- end of period......................         6             8             7             7             7

---------------

(a) The fiscal years ended February 1, 1997 and January 31, 1995 consisted of 52 weeks. The fiscal year ended February 3, 1996 consisted of 368 days.

COMPARISON OF NINE MONTHS ENDED NOVEMBER 1, 1997 AND NOVEMBER 2, 1996

     Revenues. The Hudson-Belk Company's revenues for the nine months ended November 1, 1997 increased 2.6% or $2.2 million compared to the same period in 1996 from $86.2 million to $88.4 million. The increase was primarily attributable to a large increase in revenues at the newly remodeled Raleigh, North Carolina Crabtree Mall store of $1.9 million.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased from 68.9% for the nine months ended November 2, 1996 to 68.4% for the nine months ended November 1, 1997. Cost of merchandise decreases were experienced due to better inventory management and lower markdowns. Cost of goods sold increased 1.9%, or $1.1 million, from $59.4 million for the nine months ended November 2, 1996 to $60.5 million for the nine months ended November 1, 1997 primarily due to an increase in revenues.

     Selling, General, and Administrative Expenses. As a percentage of revenues, SG&A decreased from 27.4% for the nine months ended November 2, 1996 to 26.5% for the nine months ended November 1, 1997. SG&A decreased 1.0%, or $0.2 million, for the nine months ended ended November 1, 1997 as compared to

         2541

the nine months ended November 2, 1996. The Garner Outlet store, which was transferred to an affiliate, contributed $0.5 million in SG&A expense for the nine months ended November 2, 1996. Excluding the impact of the Garner Outlet, SG&A increased 1.3% or $0.3 million. The increase was attributable to increases in payroll and bad debt expense, net. These increases were partially offset by a decrease in depreciation expense.

     Interest Expense, Net. Interest expense, net decreased 15.4%, or $0.1 million, from $0.8 million for the nine months ended November 2, 1996 to $0.7 million for the nine months ended November 1, 1997. This decrease resulted from a decrease in average outstanding borrowings.

     Net Income. Net income increased $0.2 million to 1.9% of revenues for the nine months ended November 1, 1997 compared to 1.8% of revenues for the nine months ended November 2, 1996. The increase was attributable to a decrease in cost of goods sold and SG&A , as a percentage of revenues, of 0.5% and 0.9%, respectively, which was offset by a loss on investment of $1.3 million recognized during the nine months ended November 1, 1997.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

     Revenues. The Hudson-Belk Company's revenues in fiscal year 1997 increased 0.8% or $1.1 million over fiscal year 1996 from $125.5 million to $126.6 million. On a comparable store basis, revenues increased 2.9% compared to the first 52 weeks of fiscal year 1996. The increase was slightly offset by a revenues decrease associated with the transfer of the net assets of the Garner Outlet Center in July, 1996 to an affiliated entity.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased from 67.9% in fiscal year 1996 to 68.7% in fiscal year 1997 primarily due to merchandise increases resulting from higher markdowns. Cost of goods sold increased 2.1%, or $1.8 million, from $85.2 million in fiscal year 1996 to $87.0 million in fiscal year 1997 primarily due to an increase in revenues, accompanied by high merchandise costs, resulting from markdowns, at the Durham, Northgate store.

     Selling, General, and Administrative Expenses. SG&A decreased from 27.2% of revenues in fiscal year 1996 to 25.8% of revenues in fiscal year 1997. Such decrease, which amounted to $1.5 million, was attributable primarily to decreases in non-selling payroll expense realized through efficiencies implemented in the retail department stores and advertising expense.

     Interest Expense, Net. Interest expense, net, remained constant at $1.0 million and $1.1 million in fiscal years 1996 and 1997, respectively.

     Net Income. Net income increased $0.5 million to 3.0% of revenues in fiscal year 1997 compared to 2.6% of revenues in fiscal year 1996.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 3, 1996 AND JANUARY 31, 1995

     Revenues. The Hudson-Belk Company's revenues decreased 1.9%, or $2.4 million, from $127.9 million in fiscal year 1995 to $125.5 million in fiscal year 1996. The decrease in revenues experienced in fiscal year 1996 was primarily due to the closing of the Raleigh Downtown store, which resulted in a revenue decrease of $6.5 million. This decrease was slightly offset by an increase in revenues at the new Durham, North Carolina Northgate Mall store. Adjusting for the impact of the additional days in fiscal year 1996, comparable stores revenues decreased 6.5% largely because of a decrease in revenues at the Durham South Square store, resulting from the opening of the Durham Northgate Mall store in the same market.

     Cost of Goods Sold. As a percentage of revenues, cost of goods sold increased from 67.6% in fiscal year 1995 to 67.9% in fiscal year 1996. Cost of goods sold decreased 1.4%, or $1.3 million, from $86.5 million in fiscal year 1995 to $85.2 million in fiscal year 1996 primarily due to a decrease in revenues.

     Selling, General, and Administrative Expenses. SG&A increased 4.7%, or $1.5 million, from 25.5% of revenues in fiscal year 1995 to 27.2% of revenues in fiscal year 1996. Such increase was primarily attributable to increases in advertising, depreciation, and credit expense.

         2542

     Interest Expense, Net. Interest expense, net was $1.0 million and 0.8% of revenues in fiscal years 1995 and 1996.

     Net Income. Net income decreased $1.6 million to 2.6% of revenues in fiscal year 1996 compared to 3.8% of revenues in fiscal year 1995.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income. The highest revenue period for the Company is the fourth quarter which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest in anticipation of increased revenues during these months.

     The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

                                                              1995    1996    1997
                                                              ----    ----    ----
First quarter...............................................  22.4%   21.3%   22.9%
Second quarter..............................................  22.2    22.4    21.5
Third quarter...............................................  24.3    24.3    23.7
Fourth quarter..............................................  31.1    32.0    31.9

     The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings and remodelings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity are cash on hand, cash flow from operations, and borrowings under credit facilities.

     During the nine months ended November 1, 1997, net cash provided by operations was $19 thousand, compared to net cash used by operations of $2.4 million during the same period in 1996. Cash in the amount of $8.0 million and $6.9 million was used to invest in additional inventory during the nine months ended November 1, 1997 and November 2, 1996, respectively. During the nine months ended November 1, 1997 accounts receivable from customers decreased, providing cash for operations; however, during the nine months ended November 2, 1996 accounts receivable from customers increased significantly, resulting in an additional use of funds.

     In fiscal year 1997, the Hudson-Belk Company had sufficient cash flows from operations and credit facilities to fund its working capital needs and capital expenditures. Net cash provided by operations was $10.7 million, $1.0 million, and $5.2 million for the 1995, 1996, and 1997 fiscal years, respectively. The decrease in cash flow in fiscal year 1996 was primarily attributable to reduced net income and an additional investment in merchandise inventory as a result of a remodel and expansion of the Raleigh Crabtree store and the opening of the Durham Northgate store. The increase in cash flow in fiscal year 1997 is primarily attributable to an increase in net income and accounts payable to vendors. These increases were slightly offset by the 7.4% increase in accounts receivable from customers from February 3, 1996 to February 1, 1997 which resulted in a decrease in cash provided from operations of $1.9 million. The Hudson-Belk Company has promoted the Belk proprietary credit card through targeted marketing campaigns and active solicitation efforts on the store sales floor in order to attract additional Belk charge customers and increase sales to existing Belk charge customers. While these efforts have been successful in increasing Belk proprietary credit card sales volume significantly, cash provided from operations has been negatively impacted.

     Investing activities included capital expenditures, primarily for new, relocated and remodeled stores and sales of property and equipment related to store closings. Capital expenditures, primarily for new and

         2543

remodeled stores, amounted to $2.4 million in the first nine months of fiscal 1998 and $0.5 million in the comparable period in fiscal 1997. Capital expenditures amounted to $1.1 million, and $7.5 million, and $0.8 million for the 1995, 1996 and 1997 fiscal years, respectively. In fiscal year 1995, Raleigh Cameron Village opened; the Raleigh Downtown store and the Raleigh Budget store locations closed. In fiscal year 1996, two new stores were opened, the Garner Outlet Center and the Durham Northgate Mall store location adding 46,000 and 104,000 square feet, respectively. In addition, the Raleigh Crabtree store was remodeled. In fiscal year 1997, the Garner Outlet Center was transferred out of the Hudson-Belk Company to an affiliate. Management plans to relocate the Smithfield, North Carolina store in February, 1998 adding an additional 20,000 square feet. In addition, a new store in Garner, North Carolina is planned in August, 1998.

     Financing activities included payments or additional borrowings on credit facilities. The Hudson-Belk Company's total indebtedness at November 1, 1997 was $11.6 million, comprised of $8.5 million of current maturities of long-term debt and short-term borrowings and $3.0 million of long-term debt. Of the $11.6 million of total indebtedness, $4.6 million was variable rate debt based on LIBOR and $7.0 million was variable rate debt based on interest rates as quoted by the bank (which historically have been approximately 80 basis points above LIBOR).

IMPACT OF INFLATION

     While it is difficult to determine the precise effects of inflation, management does not believe inflation had a material impact on the financial statements for the periods presented.

                            BUSINESS OF THE COMPANY

     General. The Company operates six retail department stores in the following locations in North Carolina: Cary Towne Center in Cary, University Mall in Chapel Hill, South Square Plaza and Northgate Mall in Durham, Crabtree Valley Mall, and Centre Point Plaza in Smithfield. The Company also operates one 3,000 square foot Belk Express store at Cameron Village Shopping Center in Raleigh. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/ Prospectus except that the Belk Express store carries a limited selection of cosmetics and hosiery and does not carry the full lines found in the traditional department stores. The stores are managed out of the Hudson group office, which the Company operates in a leased facility in Raleigh, North Carolina. The Hudson group office provides buying, advertising, accounting, purchasing and other services to stores in the Hudson group area.


     The Company closed its downtown Smithfield store and opened its store at Centre Pointe Plaza in February 1998. The Company has no continuing obligations with respect to the former downtown store lease.



     The Company also owns approximately 44 acres of land in Morrisville, North Carolina. The Company operates a distribution center on 15 of such acres and is holding the remaining 29 acres for future development. The Company uses the distribution center for receiving, marking and distributing merchandise to the stores in the Hudson group area. The Company also owns a building and parking lot in downtown Raleigh, North Carolina that is currently for sale. The Company plans to open a store containing approximately 46,000 square feet of floor area in Garner, North Carolina in July 1998. The Company leases its group office facility at Kidd's Hill Plaza in Raleigh, North Carolina.


     The Company has a partnership interest in the Cary Venture Limited Partnership. The partnership was formed for the purpose of developing the Cary Village Shopping Center in Cary, North Carolina.

     Facilities. The Company operates six retail department stores and the Belk Express store, all of which are leased under long-term leases. The leases have termination dates ranging from 1998 through 2017, and for the lease terminating in 1998 the Company has options to extend the lease to 2013. The floor space of the leased stores (other than the Belk Express store) ranges from 46,000 to 240,000 square feet. The Company believes these facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Dillard, Hecht's, Sears, Penney and Lord & Taylor.

         2544

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2545

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g)(h)..................................     34,428          34.8%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(g)(h)(i)...........................................     25,331          25.6%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(g)(h)(j)...........................................     24,182          24.4%
John R. Belk (Director and Executive Officer)
  (b)(d)(g)(h)(k)...........................................     24,442          24.7%
Henderson Belk (Director) (e)(f)(r).........................      4,653           4.7%
Sarah Belk Gambrell (e)(f)..................................      9,604           9.7%
David Belk Cannon (Director) (m)............................      4,761           4.8%
James K. Glenn, Jr. (Director) (l)..........................      5,234           5.3%
Daisy D. Lange (Director) (o)...............................      1,673           1.7%
Karl G. Hudson, Jr. (Director)..............................         50              *
Karl G. Hudson, III (Director and Executive Officer)........      1,097           1.1%
Suzanne Hudson MacLeod (Director)...........................      2,184           2.2%
Fred B. Leggett, Jr. (Director) (p)(q)......................      3,330           3.4%
Thomas C. Leggett (Director)................................        459              *
Leroy Robinson (Director) (b)(d)............................      1,558           1.6%
Richard Hudson (Executive Officer)..........................      1,097           1.1%
Caesar Lamonica (Executive Officer).........................          0              *
Martin Todd (Executive Officer).............................          0              *
Belk Enterprises, Inc. .....................................     11,653          11.8%
J.V. Properties.............................................      9,754           9.9%
NationsBank, N.A.(n)(o) ....................................      6,023           6.1%
All Directors and Executive Officers as a group (14
  persons)..................................................     56,939          57.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; Daisy D. Lange -- 7 Brickwall Lane, Ruislip, Middlesex, England HA48JS; Karl G. Hudson, Jr. -- 319 First Federal Building, Raleigh, N.C.; Karl G. Hudson, III, Caesar Lamonica and Martin Todd -- 5025 Edwards Mill Road, Raleigh, N.C. 27612; Richard W.
Hudson -- 4325 Glenwood Avenue, Raleigh, N.C. 27612; Suzanne Hudson
MacLeod -- P. O. Box 692, Lumberton, N.C. 28359; Fred B. Leggett, Jr. -- 1041 Willow Trail, Sutherlin, Va. 24594; Thomas C. Leggett -- P. O. Box 59, South Boston, Va. 24592; Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28207; NationsBank, N.A. -- Sara McDonnell (NC1-002-07-13), NationsBank, N.A., Charlotte, N.C. 28255.

         2546

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a)  Includes 3,231 shares held by Montgomery Investment Company, of which John
     M. Belk is the majority shareholder.


(b) Includes 1,556 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.



(c) Represented by 13 shares held by Claudia W. Belk, Tr. U/A f/b/o Mary Claudia Belk and 741 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(d) Includes 2 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(e)  Includes 3,200 shares held in several Trusts established by the Will of W.
     H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 1,337 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell and Henderson Belk. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr.



(g) Includes 697 shares of Belk of Orangeburg, S.C., Inc., 20 shares held by Hudson-Belk Co. of Fuquay-Varina, N.C., Inc., 11,653 shares of Belk Enterprises, Inc. and 133 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(h) Includes 9,754 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(i) Includes 25 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 1,192 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(j) Includes 5 shares held by H. W. McKay Belk as custodian for his minor children.

(k) Includes 519 shares held by John R. Belk as custodian for his minor children.


(l) Includes 1,357 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 650 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al and 1,301 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 1,301 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara
     S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each trust.


(m) Includes 927 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.


(n) Includes 1,387 shares held by NationsBank as Trustee for the Daisy Belk Doughton Lange Revocable Trust dated 3/25/97, 92 shares held by NationsBank as Trustee for the Robert L. Doughton II Revocable Trust dated 3/25/97, 1,330 shares held by Sara Dew Misner and North Carolina National Bank, Co-Trustees for Daisy Doughton Lange U/A dated November 5, 1965 and 1,541 shares held by J.

         2547

     L. Green, Jr. and N.C. Nat'l Bank, Trustees U/A 7/9/65 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investment power with respect to such shares.

(o) Includes 1,673 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.

(p) Includes 199 shares held by Fred B. Leggett, Jr., Trustee for Suzanne Holland Leggett. Fred B. Leggett, Jr., the Trustee, has voting and investment power with respect to such shares.


(q) Includes 1,835 shares of Suzanne Holland Leggett and Fred B. Leggett, Jr., Trustees under the Will of F. B. Leggett, Deceased f/b/o Suzanne H. Leggett. The Trustees named have sole voting and investing power with respect to such shares.



(r) Includes 176 shares held by Henderson Belk as Custodian for his minor grandchildren.

         2548

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP, Independent Auditors.......   F-2

Balance Sheets..............................................   F-3

Statements of Income........................................   F-4

Statements of Shareholders' Equity..........................   F-5

Statements of Cash Flows....................................   F-6

Notes to Financial Statements...............................   F-7

         2549

                          INDEPENDENT AUDITORS' REPORT
The Board of Directors of
Hudson-Belk Company:

     We have audited the accompanying balance sheet of Hudson-Belk Company as of February 1, 1997, and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson-Belk Company at February 1, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Charlotte, North Carolina
November 14, 1997

         2550

                              HUDSON-BELK COMPANY

                                 BALANCE SHEETS

                                                          FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                             1996          1997          1997
                                                          -----------   -----------   -----------
                                                          (UNAUDITED)                 (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.............................  $ 2,749,663   $ 2,554,578   $ 2,407,049
  Accounts receivable, net..............................   19,766,701    21,232,909    20,946,860
  Merchandise inventory.................................   27,504,793    26,970,504    34,944,598
  Prepaid income taxes..................................      374,584        85,696       837,906
  Receivables from affiliates...........................      340,410       854,585       343,557
  Deferred income taxes.................................      652,558       560,190       644,638
  Prepaid expenses and other current assets.............    1,319,577     1,152,392       600,067
                                                          -----------   -----------   -----------
Total current assets....................................   52,708,286    53,410,854    60,724,675
Investments.............................................      446,782     2,459,348     1,285,682
Property and equipment, net.............................   25,026,192    22,708,809    23,191,270
Other assets............................................      624,767       268,090       717,035
                                                          -----------   -----------   -----------
Total assets............................................  $78,806,027   $78,847,101   $85,918,662
                                                          ===========   ===========   ===========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit........................................  $ 4,300,000   $ 3,250,000   $ 7,000,000
  Accounts payable......................................    7,465,829     8,079,916    10,232,664
  Accrued expenses......................................    3,416,440     2,862,737     3,640,134
  Payables to affiliates................................      570,933       847,538       581,401
  Current installments of long-term debt................    2,300,004       191,667     1,513,981
                                                          -----------   -----------   -----------
Total current liabilities...............................   18,053,206    15,231,858    22,968,180
Deferred income taxes...................................    1,329,098     1,565,135     1,801,087
Long-term debt, excluding current installments..........    4,753,252     4,561,585     3,047,604
Deferred compensation...................................    1,885,297     2,039,413     2,046,638
Other non-current liabilities...........................      330,911       436,385       510,715
                                                          -----------   -----------   -----------
Total liabilities.......................................   26,351,764    23,834,376    30,374,224
                                                          -----------   -----------   -----------
Shareholders' equity:
  Common stock; $100 par value; authorized 100,000
     shares; issued and outstanding 98,980 shares.......    9,898,000     9,898,000     9,898,000
  Retained earnings.....................................   42,556,263    45,114,725    45,646,438
                                                          -----------   -----------   -----------
Total shareholders' equity..............................   52,454,263    55,012,725    55,544,438
                                                          -----------   -----------   -----------
Total liabilities and shareholders' equity..............  $78,806,027   $78,847,101   $85,918,662
                                                          ===========   ===========   ===========

                See accompanying notes to financial statements.

         2551

                              HUDSON-BELK COMPANY

                              STATEMENTS OF INCOME

                                           FISCAL YEAR ENDED                    NINE MONTHS ENDED
                               ------------------------------------------   -------------------------
                               JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 2,   NOVEMBER 1,
                                   1995           1996           1997          1996          1997
                               ------------   ------------   ------------   -----------   -----------
                               (UNAUDITED)    (UNAUDITED)                   (UNAUDITED)   (UNAUDITED)
Revenues.....................  $127,943,752   $125,517,063   $126,554,654   $86,172,090   $88,428,807
Cost of goods sold (including
  occupancy and buying
  expenses)..................    86,467,184     85,238,903     86,988,508    59,406,094    60,528,460
Selling, general and
  administrative expenses....    32,570,833     34,108,526     32,610,903    23,625,617    23,398,666
                               ------------   ------------   ------------   -----------   -----------
Income from operations.......     8,905,735      6,169,634      6,955,243     3,140,379     4,501,681
Interest expense, net........      (981,890)      (982,439)    (1,104,557)     (779,157)     (659,368)
Loss on investment...........            --             --             --            --    (1,265,177)
Other income (expense),
  net........................        (4,752)       (59,484)        70,607        45,100       148,337
                               ------------   ------------   ------------   -----------   -----------
Income before income taxes...     7,919,093      5,127,711      5,921,293     2,406,322     2,725,473
Income taxes.................     3,052,619      1,908,227      2,175,071       884,000     1,006,000
                               ------------   ------------   ------------   -----------   -----------
Net income...................  $  4,866,474   $  3,219,484   $  3,746,222   $ 1,522,322   $ 1,719,473
                               ============   ============   ============   ===========   ===========
Earnings per share...........  $      49.17   $      32.53   $      37.85   $     15.38   $     17.37
                               ============   ============   ============   ===========   ===========
Weighted average shares......        98,980         98,980         98,980        98,980        98,980
                               ============   ============   ============   ===========   ===========

                See accompanying notes to financial statements.

         2552

                              HUDSON-BELK COMPANY

                       STATEMENT OF SHAREHOLDERS' EQUITY

                                                                          NET UNREALIZED
                                                 COMMON      RETAINED     GAINS (LOSSES)
                                                 STOCK       EARNINGS     ON INVESTMENTS      TOTAL
                                               ----------   -----------   --------------   -----------
Balance at February 1, 1994 (unaudited)......  $9,898,000   $36,746,845      $    --       $46,644,845
Unrealized gains on investments, net of
  income taxes (unaudited)...................          --            --        2,465             2,465
Cash dividends (unaudited)...................          --    (1,088,780)          --        (1,088,780)
Net income (unaudited).......................          --     4,866,474           --         4,866,474
                                               ----------   -----------      -------       -----------
Balance at January 31, 1995 (unaudited)......   9,898,000    40,524,539        2,465        50,425,004
Reduction in unrealized gains on investments,
  net of income taxes (unaudited)............          --            --       (2,465)           (2,465)
Cash dividends (unaudited)...................          --    (1,187,760)          --        (1,187,760)
Net income (unaudited).......................          --     3,219,484           --         3,219,484
                                               ----------   -----------      -------       -----------
Balance at February 3, 1996..................   9,898,000    42,556,263           --        52,454,263
Cash dividends...............................          --    (1,187,760)          --        (1,187,760)
Net income...................................          --     3,746,222           --         3,746,222
                                               ----------   -----------      -------       -----------
Balance at February 1, 1997..................   9,898,000    45,114,725           --        55,012,725
Cash dividends...............................          --    (1,187,760)          --        (1,187,760)
Net income...................................          --     1,719,473           --         1,719,473
                                               ----------   -----------      -------       -----------
Balance at November 1, 1997 (unaudited)......  $9,898,000   $45,646,438      $    --       $55,544,438
                                               ==========   ===========      =======       ===========

                See accompanying notes to financial statements.

         2553

                              HUDSON-BELK COMPANY

                            STATEMENTS OF CASH FLOWS

                                                      FISCAL YEAR ENDED                   NINE MONTHS ENDED
                                           ----------------------------------------   -------------------------
                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,    NOVEMBER 2,   NOVEMBER 1,
                                              1995          1996           1997          1996          1997
                                           -----------   -----------   ------------   -----------   -----------
                                           (UNAUDITED)   (UNAUDITED)                  (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income.............................  $ 4,866,474   $ 3,219,484   $  3,746,222   $ 1,522,322   $ 1,719,473
Adjustments to reconcile net income to
  net cash provided (used) by operating
  activities:
  Deferred income taxes..................     (157,596)      158,563        328,405        74,604       151,504
  Depreciation and amortization..........    2,824,673     3,112,952      2,805,724     2,145,274     1,963,414
  Gain on sale of property and
    equipment............................       (1,136)       (2,601)       (13,762)           --            --
  Loss on sale of investments............       21,095            --             --            --            --
  Loss on investment.....................           --            --             --            --     1,265,177
  (Increase) decrease in:
    Accounts receivable, net.............      900,731        53,445     (1,919,208)     (872,962)      286,049
    Merchandise inventory................    2,216,506    (4,236,991)        44,581    (6,912,074)   (7,974,094)
    Receivables from affiliates..........      482,501       549,226     (1,335,423)       68,854       511,028
    Prepaid income taxes.................           --      (374,584)       288,888      (201,358)     (752,210)
    Prepaid expenses and other assets....     (347,331)      267,646        503,567       503,606       103,380
  Increase (decrease) in:
    Accounts payable and accrued
      expenses...........................      (64,859)   (1,312,959)       250,345     1,843,756     2,930,145
    Payables to affiliates...............      157,486        44,645        276,605      (679,295)     (266,137)
    Accrued income taxes.................     (427,285)     (789,180)            --            --            --
    Deferred compensation and other
      liabilities........................      184,287       345,393        261,292       147,444        81,555
                                           -----------   -----------   ------------   -----------   -----------
Net cash provided (used) by operating
  activities.............................   10,655,546     1,035,039      5,237,236    (2,359,829)       19,284
                                           -----------   -----------   ------------   -----------   -----------
Cash flows from investing activities:
  Purchase of investments................           --            --        (83,859)      (29,158)      (91,511)
  Purchases of property and equipment....   (1,128,516)   (7,513,290)      (830,373)     (527,009)   (2,445,875)
  Proceeds from sale of property and
    equipment............................        1,698         3,380         19,675            --            --
  Proceeds from sale of investments......      116,138            --             --            --            --
                                           -----------   -----------   ------------   -----------   -----------
Net cash used by investing activities....   (1,010,680)   (7,509,910)      (894,557)     (556,167)   (2,537,386)
                                           -----------   -----------   ------------   -----------   -----------
Cash flows from financing activities:
  Proceeds from (payments on) line of
    credit, net..........................           --     4,300,000     (1,050,000)    5,200,000     3,750,000
  Principal payments on long-term debt...   (5,320,121)   (6,348,359)    (2,300,004)   (1,725,003)     (191,667)
  Dividends paid.........................   (1,088,780)   (1,187,760)    (1,187,760)   (1,187,760)   (1,187,760)
                                           -----------   -----------   ------------   -----------   -----------
Net cash provided (used) by financing
  activities.............................   (6,408,901)   (3,236,119)    (4,537,764)    2,287,237     2,370,573
                                           -----------   -----------   ------------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents............................    3,235,965    (9,710,990)      (195,085)     (628,759)     (147,529)
Cash and cash equivalents at beginning of
  period.................................    9,224,688    12,460,653      2,749,663     2,749,663     2,554,578
                                           -----------   -----------   ------------   -----------   -----------
Cash and cash equivalents at end of
  period.................................  $12,460,653   $ 2,749,663   $  2,554,578   $ 2,120,904   $ 2,407,049
                                           ===========   ===========   ============   ===========   ===========
Supplemental disclosures of cash flow
  information:
    Interest paid........................  $ 1,008,128   $ 1,110,135   $  1,122,426   $   619,395   $   504,117
    Income taxes paid....................    2,258,900     2,079,200      2,008,600       894,300     1,954,264

                See accompanying notes to financial statements.

         2554

                              HUDSON-BELK COMPANY

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS

     Hudson-Belk Company (the Company) operates retail department stores in North Carolina.

FISCAL YEAR

     Starting in fiscal year 1996, the Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1996 and 1997 ended on February 3, 1996 and February 1, 1997 and included 368 and 365 days, respectively. Fiscal year 1995 ended on Tuesday, January 31, 1995 and included 364 days.

UNAUDITED FINANCIAL STATEMENTS

     The financial statements as of February 3, 1996 and for the years ended January 31, 1995 and February 3, 1996 and as of and for the periods ended November 2, 1996 and November 1, 1997 are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary to present fairly the Company's financial position and results of operations and cash flows, but the consolidated financial statements for the interim periods ended November 2, 1996 and November 1, 1997 are not necessarily indicative of the results of operations for a full fiscal year.

REVENUES

     Revenues include sales from retail operations and leased departments, net of returns.

COST OF GOODS SOLD

     Cost of goods sold includes occupancy and buying expenses. Occupancy expenses so classified are rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

FINANCE CHARGES

     Selling, general and administrative expenses in the statements of income are reduced by finance charge revenue arising from customer accounts receivable. Finance charge revenue amounted to approximately $2,428,000, $2,204,000 and $2,328,000 in fiscal years 1995, 1996 and 1997, respectively.

PROPERTY AND EQUIPMENT, NET

     Property and equipment owned by the Company is stated at cost less accumulated depreciation. Depreciation and amortization is provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit

         2555
                              HUDSON-BELK COMPANY

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PRE-OPENING COSTS

     Store pre-opening costs are expensed as incurred.

CASH EQUIVALENTS

     Cash equivalents include liquid investments with an original maturity of 90 days or less.

ADVERTISING

     Advertising costs are expensed as incurred and amounted to $3,548,023, $4,334,218 and $4,102,977 in fiscal years 1995, 1996 and 1997, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) ACCOUNTS RECEIVABLE, NET

     Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels and finance charges rates. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

     The Company provides an allowance for doubtful accounts which is determined based on a number of factors, including the risk characteristics of the portfolio, historical charge-off patterns, and management judgment.

     Accounts receivable, net consists of:

                                                  FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                     1996          1997          1997
                                                  -----------   -----------   -----------
                                                  (UNAUDITED)                 (UNAUDITED)
Customer receivables............................  $19,654,936   $20,944,822   $21,114,836
Other...........................................      387,989       602,694       204,777
Less allowance for doubtful accounts............     (276,224)     (314,607)     (372,753)
                                                  -----------   -----------   -----------
Accounts receivable, net........................  $19,766,701   $21,232,909   $20,946,860
                                                  ===========   ===========   ===========

         2556
                              HUDSON-BELK COMPANY

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Changes in allowance for doubtful accounts are as follows:

                                           FISCAL YEAR ENDED                  NINE MONTHS ENDED
                                ---------------------------------------   -------------------------
                                JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 2,   NOVEMBER 1,
                                   1995          1996          1997          1996          1997
                                -----------   -----------   -----------   -----------   -----------
                                (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
Balance, beginning of
  period......................   $ 289,135     $ 269,830     $ 276,224     $ 276,224     $ 314,607
Charged to expense............     293,741       291,778       492,573       302,952       466,599
Net uncollectible balances
  written off.................    (313,046)     (285,384)     (454,190)     (308,917)     (408,453)
                                 ---------     ---------     ---------     ---------     ---------
Balance, end of period........   $ 269,830     $ 276,224     $ 314,607     $ 270,259     $ 372,753
                                 =========     =========     =========     =========     =========

(3) INVESTMENTS

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities," the Company classifies all equity securities with a readily determinable market value as available-for-sale securities. Gains and losses on sales of securities are recognized when realized on a specific identification basis. Gross realized loss included in income in 1995 was $21,095.

     The Company owns 12.1% of TAGS Stores, LLC (TAGS) and, accordingly, accounts for its investment in TAGS on a cost basis. In September 1997, the managers and advisory board of TAGS adopted a formal plan to liquidate its operations during the 1997 Christmas retailing season. During the nine months ended November 1997, the Company reduced its investment in TAGS by $1,265,177, to the estimated net realizable value of its investment.

(4) PROPERTY AND EQUIPMENT, NET

     Details of property and equipment are as follows:

                                      ESTIMATED  FEBRUARY 3,    FEBRUARY 1,    NOVEMBER 1,
                                        LIVES        1996           1997           1997
                                      ---------  ------------   ------------   ------------
                                                 (UNAUDITED)                   (UNAUDITED)
Land................................        N/A  $  2,239,982   $  2,239,982   $  2,239,982
Buildings...........................      30-50    24,277,090     24,142,733     24,577,346
Furniture, fixtures and equipment...        5-7    23,351,938     23,688,766     24,882,703
Construction in progress............        N/A       164,617        330,164      1,107,464
                                                 ------------   ------------   ------------
                                                   50,033,627     50,401,645     52,807,495
Less accumulated depreciation.......              (25,007,435)   (27,692,836)   (29,616,225)
                                                 ------------   ------------   ------------
Property and equipment, net.........             $ 25,026,192   $ 22,708,809   $ 23,191,270
                                                 ============   ============   ============

         2557
                              HUDSON-BELK COMPANY

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                     FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                        1996          1997          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)                 (UNAUDITED)
Salaries, wages and employee benefits..............  $1,375,078    $1,201,477    $1,319,233
Rent...............................................   1,254,682       977,560       919,773
Taxes, other than income...........................     320,874       205,411       497,512
Interest...........................................     130,916       125,837       283,408
Other..............................................     334,890       352,452       620,208
                                                     ----------    ----------    ----------
                                                     $3,416,440    $2,862,737    $3,640,134
                                                     ==========    ==========    ==========

(6) BORROWINGS

     Long-term debt consists of the following:

                                                   FEBRUARY 3,   FEBRUARY 1,   NOVEMBER 1,
                                                      1996          1997          1997
                                                   -----------   -----------   -----------
                                                   (UNAUDITED)                 (UNAUDITED)
Unsecured term loan agreement, due 1999; interest
  at LIBOR (5.65% at November 1, 1997) plus 80
  basis points...................................  $ 7,053,256   $4,753,252    $ 4,561,585
Less current installments........................   (2,300,004)    (191,667)    (1,513,981)
                                                   -----------   ----------    -----------
Long-term debt, excluding current installments...  $ 4,753,252   $4,561,585    $ 3,047,604
                                                   ===========   ==========    ===========

     The annual maturities of long-term debt over the next three years as of February 1, 1997 are $191,667, $2,162,830 and $2,398,755. Subsequent to February
1, 1997 the payment terms of the term loan agreement were restructured.

     The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional funded debt, except as permitted, and the disposal, expansion or purchase of fixed assets, except as permitted. In addition, the Company must maintain at the end of any fiscal year a minimum net working capital, as defined and a minimum tangible net worth, as defined. The Company must also maintain a maximum ratio of total liabilities to tangible net worth, as defined. The Company was in compliance with the provisions and covenants of the term loan agreement as of February 1, 1997.

     The covenants also include a restriction on dividend payments. The Company can only declare dividends from net cash flow. At February 1, 1997 the Company had $38,562,779 of retained earnings unavailable for dividend payments.

     At February 1, 1997, the Company has a $10,000,000 unsecured line of credit agreement at interest rates quoted by the banks (which historically have been approximately 80 basis points above LIBOR.) The amounts outstanding at February 3, 1996, February 1, 1997 and November 1, 1997 were $4,300,000, $3,250,000, and
$7,000,000, respectively.

(7) LEASES

     The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 20 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, increased rentals based on percentages of sales.

         2558
                              HUDSON-BELK COMPANY

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Future minimum lease payments under noncancelable leases as of February 1, 1997 were as follows:

FISCAL YEAR                                                   OPERATING
-----------                                                   ----------
1998........................................................  $  670,334
1999........................................................     670,334
2000........................................................     554,635
2001........................................................     388,000
2002........................................................     388,000
After 2002..................................................   1,474,000
                                                              ----------
          Total.............................................  $4,145,303
                                                              ==========

     Rental expense for all operating leases consists of the following:

                                                                FISCAL YEAR ENDED
                                                     ---------------------------------------
                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)
Buildings:
  Minimum rentals..................................  $  958,998    $1,552,519    $1,406,585
  Contingent rentals...............................   1,361,446     1,274,686     1,308,477
Equipment..........................................      81,031        83,529        80,372
                                                     ----------    ----------    ----------
          Total rental expense.....................  $2,401,475    $2,910,734    $2,795,434
                                                     ==========    ==========    ==========

     Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities.

(8) INCOME TAXES

     Federal and state income tax expense (benefit) is as follows:

                                                                             NINE MONTHS ENDED
                                          FISCAL YEAR ENDED              -------------------------
                               ---------------------------------------    NOVEMBER
                               JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,       2,        NOVEMBER 1,
                                  1995          1996          1997          1996          1997
                               -----------   -----------   -----------   -----------   -----------
                               (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)(UNAUDITED)
Current:
  Federal....................  $2,566,598    $1,303,964    $1,475,847     $650,757     $  690,000
  State......................     643,617       445,700       370,819      158,639        164,496
                               ----------    ----------    ----------     --------     ----------
                                3,210,215     1,749,664     1,846,666      809,396        854,496
Deferred:
  Federal....................    (125,361)      128,066       263,337       63,576        122,703
  State......................     (32,235)       30,497        65,068       11,028         28,801
                               ----------    ----------    ----------     --------     ----------
                                 (157,596)      158,563       328,405       74,604        151,504
                               ----------    ----------    ----------     --------     ----------
Income taxes.................  $3,052,619    $1,908,227    $2,175,071     $884,000     $1,006,000
                               ==========    ==========    ==========     ========     ==========

         2559
                              HUDSON-BELK COMPANY

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rate of 34% is as follows:

                                                                FISCAL YEAR ENDED
                                                     ---------------------------------------
                                                     JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                        1995          1996          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)
Income tax at the statutory federal rate...........  $2,692,492    $1,743,422    $2,013,240
State income taxes, net of federal income tax
  benefit..........................................     403,512       314,290       287,685
Other..............................................     (43,385)     (149,485)     (125,854)
                                                     ----------    ----------    ----------
Income taxes.......................................  $3,052,619    $1,908,227    $2,175,071
                                                     ==========    ==========    ==========

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consists of:

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                              (UNAUDITED)
Deferred tax assets:
  Benefit plan costs........................................  $  821,318    $   922,873
  Inventory capitalization..................................     544,512        541,446
  Allowance for doubtful accounts...........................     108,045        123,059
                                                              ----------    -----------
Gross deferred tax assets...................................   1,473,875      1,587,378
                                                              ----------    -----------
Deferred tax liabilities:
  Property and equipment....................................   1,416,315      1,597,448
  Investments...............................................     577,150        694,965
  Prepaid pension costs.....................................     156,950        121,214
  Other.....................................................          --        178,696
                                                              ----------    -----------
Gross deferred tax liabilities..............................   2,150,415      2,592,323
                                                              ----------    -----------
Net deferred tax liabilities................................  $ (676,540)   $(1,004,945)
                                                              ==========    ===========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment.

(9) BENEFIT PLANS

     The Company participates in the Belk Pension Plan, a defined benefit multi-employer plan, that covers substantially all of the employees of the Belk companies. Pension expense allocated to the Company was $182,820, $133,102 and $93,031 for fiscal years 1995, 1996 and 1997, respectively. Because the Belk Pension Plan is a multi-employer plan, allocation of plan assets to the Company is not practical.

     The Company also participates in the Belk Employee's Group Medical Plan, that provides medical benefits to substantially all employees of the Belk companies. This Plan is "self-funded" for medical benefits through a 501(c) (9) Trust. The Company participates in the Group Life Insurance Plan that provides life insurance to its employees, and is fully insured through a contract issued by an insurance company. Contributions by the Company under the Belk Employees' Group Medical Plan and the Group Life Insurance Plan amounted to approximately $664,000, $756,000, and $816,000 in fiscal years 1995, 1996 and 1997, respectively.

         2560
                              HUDSON-BELK COMPANY

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     The Company participates in the Belk Profit Sharing Plan, a contributory, defined contribution multi-employer plan that provides benefits for substantially all employees of the Belk companies. The costs of the plan generally represents 10% of profits, as defined, and amounted to $928,533, $612,515 and $687,255 in fiscal years 1995, 1996 and 1997, respectively.


     The Company participates in the Supplemental Executive Retirement Plan
(SERP) a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were $108,112, $126,650 and $128,633, in fiscal years 1995, 1996 and 1997, respectively. The effective discount rate used in determining the net periodic SERP cost was 8.5% for fiscal years 1995 and 1996 and 7.25% for fiscal year 1997. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

     Certain eligible employees also participate in a non-qualified Deferred Compensation Plan (DCP). Participants in the plan have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates between 9% and 15%. Total interest expense related to this plan and charged to operations was $122,141, $132,737 and $135,672, in fiscal years 1995, 1996 and 1997, respectively.

     The Company provides postretirement benefits to certain retired employees in the form of medical and life insurance premiums. The Company recorded approximately $55,000, $93,000 and $107,000 as selling, general and administrative expense in fiscal years 1995, 1996 and 1997, respectively.

(10) RELATED PARTY TRANSACTIONS

     The Belk Center, Inc. services the Company's accounts receivable. The Company paid The Belk Center, Inc. approximately $1,267,000, $1,357,000 and $1,370,000 during 1995, 1996 and 1997, respectively, for these services.

     Various other selling, general, administrative and transaction processing services are provided by Belk Stores Services, Inc. ("BSS"). The Company paid BSS approximately $2,417,000, $2,533,000 and $2,362,000 during 1995, 1996 and
1997, respectively, for these services, not including the transaction processing services. The Company paid approximately $1,435,000, $1,383,000 and $1,441,000 during 1995, 1996 and 1997, respectively, for transaction processing fees.

     The Company may participate in operational, inverting and financing activities with affiliated Companies, which are defined as any companies in the Belk group of corporations.

     The Company may participate in operational, investing and financing activities with other Belk companies.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments which are short-term in nature, such as cash and cash equivalents, accounts receivable, receivables from affiliates, accounts payable, payables to affiliates, accrued expenses and line of credit, carrying values approximates fair value. The carrying value of the Company's variable rate long-term debt is a reasonable estimate of fair value.

         2561

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATIONS ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2562

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2563

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2564

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2565

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2566

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2567

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                              NET SALES     (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                             ------------   ----------   ----------   ----------   -------------
Per Shareholders' Statement................  $126,554,654   $3,746,222   $7,025,850   $9,831,574    $55,012,725
Adjustments to eliminate less than
  wholly-owned subsidiaries................            --           --           --           --             --
Less: Leased sales.........................     2,342,678           --           --           --             --
                                             ------------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement...........  $124,211,976    3,746,222    7,025,850    9,831,574     55,012,725
                                             ============   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E............                     (8,707)     (13,762)     (13,762)
  Gain/loss on sale of securities..........                         --           --           --
  Impairment loss..........................                         --           --           --
  Equity in earnings of unconsolidated
    subsidiaries...........................                         --           --           --
  Gain/loss on discontinued operations.....                         --           --           --
  Adjustment to tax expense................                         --           --           --
                                                            ----------   ----------   ----------
Total non-operating items..................                     (8,707)     (13,762)     (13,762)
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities....................                       (616)        (974)        (974)            --
  Adjustment for ownership in other Belk
    entities...............................                         --           --           --     (2,428,069)
                                                            ----------   ----------   ----------    -----------
Per Model..................................                 $3,736,899   $7,011,114   $9,816,838    $52,584,656
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents................  $ (2,554,578)
    Negative cash balances reclassified to
      accounts payable.....................            --
    Receivables from affiliates, net.......        (7,047)
    Loans receivable from affiliates,
      net..................................       (41,036)
  Liabilities
    Line of credit.........................     3,250,000
    Current installments of long-term
      debt.................................       191,667
    Current portion of obligations under
      capital leases.......................            --
    Payables to affiliates, net............            --
    Long-term debt, excluding current
      installments.........................     4,561,585
    Obligations under capital leases,
      excluding current portion............            --
    Loans payable to affiliates, net.......            --
                                             ------------
Net debt (cash)............................     5,400,591
Adjustments to eliminate less than
  wholly-owned subsidiaries................            --
                                             ------------
Per Model..................................  $  5,400,591
                                             ============

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.
         2568

                                                               SUPPLEMENT NO. 61
         2569

                              HUDSON-BELK COMPANY
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 11:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 61
         2570

                BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Reidsville, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 81.9355 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 78,576 shares of New Belk Class A Common Stock which will represent approximately 0.1310% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (62)
         2571

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2572

                BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Reidsville, N.C., Inc. (the "Company") will be held on April 16, 1998, at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 81.9355 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2573

                BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC.

                               SUPPLEMENT NO. 62

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 62 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2574

                                  THE COMPANY


     The Company was incorporated as a North Carolina corporation in 1922. The Company changed its name from Belk-Stevens Company of Reidsville to Belk Department Store of Reidsville, N.C., Inc. in 1992. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 81.9355 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,282 shares of Common Stock outstanding held of record by 47 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 54.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2575

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the uncertain prospects for the Company's store in its current location. The store is located in a relatively small market that is also close to larger markets with larger Belk stores and other competitors. The prospects for growth of the Company's store may be limited because of the size of its market and its close proximity to such competition. The Merger would allow the Company to share with New Belk the risk associated with the Company's current market and participate in the growth of other Belk stores located in markets with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common

         2576

Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same

         2577

restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them
         2578

adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provides otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and
         2579

without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         2580

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         2581

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         2582

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         2583

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         2584

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(ii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         2585


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         2586

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2587

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE    (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ---------   ----------------
Net Sales....................  $2,824,091   $2,824,091      0.6     $(324,109)     $2,018,564
EBITDA.......................     186,402      183,964        7      (324,109)      1,611,857
EBIT.........................     154,699      152,261       10      (324,109)      1,846,719
Net Income...................     109,098      107,435       15            --       1,611,525
Book Equity..................   1,260,722    1,256,271        1            --       1,256,271

         2588

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Beck Co., of
  High Point, N.C.,
  Inc.                           .0904%          X        $ 6,270,761         =        $     5,669
                                                                                       -----------
Total                                                                                  $     5,669
                                                                                       ===========

Relative Operating Value of Company                                                    $ 2,018,564
Relative Operating Value of Other Companies Owned by Company                  +              5,669
                                                                                       -----------
Total Relative Value of Company                                               =        $ 2,024,233
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          12.8705%          X        $ 2,024,233         =        $   260,529
Belk Enterprises,
  Inc.                          4.8362%          X          2,024,233         =             97,896
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.                7.4883%          X          2,024,233         =            151,581
                                                                                       -----------

Total                                                                                  $   510,005
                                                                                       ===========

Total Relative Value of Company                                                        $ 2,024,233
Total Relative Value of Company Owned by Other Belk Companies                --            510,005
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,514,227
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $1,514,227              /          $1,156,226,577            =               .1310%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1310%               X         59,998,834)        /                959         =            81.9355


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2589

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   85.10
  Dividends(2)..............................................          20.00
  Book value per share(3)...................................         983.40
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          78.66
  Dividends(2)..............................................          21.30
  Book value per share......................................       1,025.83


---------------

(1) Based on 1,282 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,282 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2590

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 3,242       $ 3,055       $ 2,824
Net income..................................................        132           103           109
Per common share
  Net income (loss)(1)......................................     102.66         80.57         85.10
  Dividends.................................................      20.09         20.00         20.00
  Book value(2).............................................     857.73        918.30        983.40
Total assets................................................      1,307         1,413         1,510
Shareholders' equity........................................      1,100         1,177         1,261

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,994        $1,880
Income from operations......................................        63            96

---------------


(1) Based on 1,285, 1,282 and 1,282 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 1,282, shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2591

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales decreased in fiscal year 1996 as a result of the announcement of the closing of American Tobacco Company, the largest employer in the city, to take place over a two year period. The sales trend decline continued into fiscal year 1997 due to reduced customer traffic and increase in vacancies at the mall location.

     Comparable store sales have decreased for the nine months ended November 1, 1997 due to the construction of a new shopping center on the major thoroughfare in the city.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Pennrose Plaza in Reidsville, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 33,000 square feet of floor area. The current term of the store lease expires in 2000. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Peebles and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2592

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      438            34.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f).................................................      339            26.4%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(f).................................................      339            26.4%
John R. Belk (Director and Executive Officer) (b)(e)(f).....      339            26.4%
Henderson Belk (Director) (c)(d)............................       53             4.1%
Sarah Belk Gambrell (c)(d)..................................       97             7.6%
David Belk Cannon (Director) (h)............................       56             4.4%
James K. Glenn, Jr. (Director) (g)..........................      174            13.6%
Leroy Robinson (Director) (b)...............................        6                *
Betty B. Melchert...........................................      100             7.8%
James K. Glenn, Jr., Trustee under will of Daisy Belk
  Mattox....................................................       71             5.5%
J.K. Glenn and Sara Stevens Glenn, Trustees under Will of
  A.F. Stevens f/b/o Gretchen Stevens.......................       95             7.4%
Belk-Beck Company of Burlington, North Carolina, Inc........       96             7.4%
J.V. Properties.............................................      165            12.9%
Pete Huffstetler (Executive Officer)........................        0                *
Gordon J. Tendler (Officer).................................        0                *
Darrell Murphy (Officer)....................................        0                *
All Directors and Executive Officers as a group (9
  persons)..................................................      698            54.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. and Sara Stevens Glenn -- P.O. Box 2736, Winston-Salem, N.C. 27102; Betty B. Melchert -- 1240 Tate Road, Reidsville, N.C. 27320; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Belk-Beck Company of Burlington, North Carolina, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 56 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 6 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         2593


(c) Includes 50 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 3 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 62 shares held by Belk Enterprises, Inc. and 96 shares held by Belk-Beck Company of Burlington, North Carolina, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(f) Includes 165 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investing power with respect to such shares.



(g) Included are 71 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 14 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al, 29 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 29 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.



(h) Included are 20 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

         2594

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2595

                BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   24,948    $   28,708
  Accounts receivable, net..................................     448,432       490,940
  Merchandise inventory.....................................     527,863       535,464
  Receivable from affiliates, net...........................     238,047       295,402
  Deferred income taxes.....................................      10,580         5,652
  Other.....................................................      28,696        21,559
                                                              ----------    ----------
Total current assets........................................   1,278,566     1,377,725
Investments.................................................       4,451         4,451
Property, plant and equipment, net..........................     117,568       115,908
Other noncurrent assets.....................................      12,905        11,438
                                                              ----------    ----------
                                                              $1,413,490    $1,509,522
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  196,354    $  194,003
  Accrued income taxes......................................       9,494        25,847
                                                              ----------    ----------
Total current liabilities...................................     205,848       219,850
Deferred income taxes.......................................      15,433        12,340
Other noncurrent liabilities................................      14,945        16,610
                                                              ----------    ----------
Total liabilities...........................................     236,226       248,800
Shareholders' equity:
  Common stock..............................................     128,200       128,200
  Retained earnings.........................................   1,049,064     1,132,522
                                                              ----------    ----------
Total shareholders' equity..................................   1,177,264     1,260,722
                                                              ----------    ----------
                                                              $1,413,490    $1,509,522
                                                              ==========    ==========

         2596

                BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $3,241,897    $3,054,940    $2,824,091
Operating costs and expenses...............................   3,025,903     2,892,868     2,671,157
                                                             ----------    ----------    ----------
Income from operations.....................................     215,994       162,072       152,934
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      (6,242)       (3,958)        5,243
  Dividend income..........................................         160           160            80
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --            --         2,358
  Miscellaneous, net.......................................      (3,325)       (5,591)         (672)
                                                             ----------    ----------    ----------
Total other expense, net...................................      (9,407)       (9,389)        7,009
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     206,587       152,683       159,943
Income tax expense (benefit)...............................      74,663        49,395        50,845
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     131,924       103,288       109,098
                                                             ----------    ----------    ----------
Net earnings...............................................     131,924       103,288       109,098
Retained earnings at beginning of period...................     869,181       971,416     1,049,064
Dividends paid.............................................     (25,760)      (25,640)      (25,640)
Purchase of treasury stock.................................      (3,929)           --            --
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  971,416    $1,049,064    $1,132,522
                                                             ==========    ==========    ==========

         2597

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2598
          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2599

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2600

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2601

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2602

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2603

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2604

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2605

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 2,824,091    $109,098    $154,699   $186,402     $1,260,722
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 2,824,091     109,098     154,699    186,402      1,260,722
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                   (1,608)     (2,358)    (2,358)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                   (1,608)     (2,358)    (2,358)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                      (55)        (80)       (80)
  Adjustment for ownership in other Belk
    entities..................................                                                         (4,451)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $107,435    $152,261   $183,964     $1,256,271
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (28,707)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (295,402)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (324,109)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (324,109)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2606

                                                               SUPPLEMENT NO. 62
         2607

                BELK DEPARTMENT STORE OF REIDSVILLE, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 8:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    ,1998
                                                       -------------------

                                                -------------------------------
                                                             Signature

                                                -------------------------------
                                                             Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 62
         2608

           BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Rockingham, N.C., Incorporated (the "Company"), to be held on April 15, 1998, at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 27.6691 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 110,317 shares of New Belk Class A Common Stock which will represent approximately 0.1839% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (63)
         2609

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2610

           BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C.,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Rockingham, N.C., Incorporated (the "Company") will be held on April 15, 1998, at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 27.6691 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2611

           BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C., INCORPORATED

                               SUPPLEMENT NO. 63

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 63 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2612

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1916. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 27.6691 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,348 shares of Common Stock outstanding held of record by 74 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 55.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2613

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 5,600 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2614

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2615

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2616

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.
         2617

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless

         2618

otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the

         2619

disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers
         2620

against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct

         2621

or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.
         2622

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and

         2623

deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

         2624

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT       RELATIVE
METHODOLOGY                       ACTUAL      ADJUSTED    MULTIPLE    (CASH)    OPERATING VALUES
-----------                     ----------   ----------   --------   --------   ----------------
Net Sales.....................  $6,162,425   $6,162,425      0.6     $852,990      $2,844,465
EBITDA........................     437,520      437,520        7      852,990       2,209,650
EBIT..........................     179,639      179,639       10      852,990         943,400
Net Income....................      68,076       68,076       15           --       1,021,140
Book Equity...................   2,852,161    2,851,585        1           --       2,851,585

         2625

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $2,851,585
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $2,851,585
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          10.4712%          X        $ 2,851,585         =        $  298,595
Belk Enterprises,
  Inc.                         10.1533%          X          2,851,585         =           289,530
Belk Department Store
  of Clinton, N.C.,
  Inc.                          4.8242%          X          2,851,585         =           137,566
                                                                                       ----------
Total                                                                                  $  725,691
                                                                                       ==========

Total Relative Value of Company                                                        $2,851,585
Total Relative Value of Company Owned by Other Belk Companies                 -           725,691
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,125,894
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 2,125,894             /          $1,156,226,577            =               .1839%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1839%               X         59,998,834)        /              3,987         =            27.6691


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2626

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 12.73
  Dividends(2)..............................................         12.50
  Book value per share(3)...................................        533.31
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         26.56
  Dividends(2)..............................................          7.19
  Book value per share......................................        346.42


---------------

(1) Based on 5,348 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,348 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2627

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 6,127       $ 6,059       $ 6,162
Net income..................................................        186           168            68
Per common share
  Net income (loss)(1)......................................      34.87         31.46         12.73
  Dividends.................................................      15.00         12.50         12.50
  Book value(2).............................................     514.12        533.08        533.31
Total assets................................................      3,075         4,256         4,471
Shareholders' Equity........................................      2,750         2,851         2,852

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,236        $4,186
Income from operations......................................        47            78

---------------


(1) Based on 5,348 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,348 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2628

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Revenues increased 8.3% for the nine months ended November 2, 1996 due to a remodel of the store in November of fiscal year 1996.

     Income from operations as a percent of sales decreased in fiscal year 1997 from costs incurred in fiscal year 1996 due to an increase in depreciation. The increase in depreciation is attributable to costs incurred in the remodel of the store in November of fiscal year 1996.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Richmond Plaza in Rockingham, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Howard group office in Fayetteville, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 46,000 square feet of floor area. The current term of the lease expires in 2005. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2629

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g).....................................     1,844           34.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(f)(g)(h)...........................................     1,558           29.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(f)(g)(i)...........................................     1,571           29.4%
John R. Belk (Director and Executive Officer)
  (b)(d)(f)(g)(j)...........................................     1,574           29.4%
Henderson Belk (Director) (e)...............................         8               *
Sarah Belk Gambrell (Director) (e)..........................       434            8.1%
David Belk Cannon (Director)................................       287            5.4%
James K. Glenn, Jr. (Director) (l)..........................       184            3.4%
Leroy Robinson (Director) (b)(d)............................       143            2.7%
Troy M. Howard (Director and Executive Officer).............        45               *
Mike Belk Hudson............................................       320            6.0%
Katherine McKay Belk (b)(d)(k)..............................       281            5.3%
James W. Stephenson, III (m)................................       265            5.0%
Joe John Stephenson (n).....................................       269            5.0%
Robert F. Stephenson (o)....................................       266            5.0%
William R. Young (Executive Officer)........................         0               *
Belk Enterprises, Inc. .....................................       543           10.2%
J.V. Properties.............................................       560           10.5%
All Directors and Executive Officers as a group (10
  persons)..................................................     2,977           55.7%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk, Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607
W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; Mike Belk Hudson -- P. O. Box 556, Narragansett, R. I. 02882; Troy M. Howard and William R. Young -- 4525 Camp Ground Road, Fayetteville, N.C. 28314; James W. Stephenson, III -- 104 Cathcart Circle, Winnsboro, S.C. 29180; Joe John Stephenson -- 306 Carlisle Avenue, Winnsboro, S.C. 29180; Robert F. Stephenson -- 1879 Havenwood Drive, Lancaster, S.C. 29720.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 192 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 20 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk,

         2630

     Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 4 shares held by Claudia W. Belk, Tr. U/A f/b/o Mary Claudia Belk. Claudia W. Belk, Trustee, is John M. Belk's wife.


(d) Includes 123 shares held by Milburn Investment Company, of which the Estate of Thomas M .Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(e) Includes 8 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 543 shares held by Belk Enterprises, Inc. and 258 shares held by Belk Department Store of Clinton, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(g) Includes 560 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(h) Includes 13 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(i) Includes 3 shares held by H. W. McKay Belk as custodian for his minor children.

(j) Includes 13 shares held by John R. Belk as custodian for his minor children.

(k) Includes 98 shares held by Katherine M. Belk as custodian for her minor grandchildren.


(l) Includes 164 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox and 20 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each trust.


(m)  Includes 15 shares held by James W. Stephenson's wife, Ivor P. Stephenson.

(n)  Includes 15 shares held by Joe John Stephenson's wife, Alita T. Stephenson.

(o) Includes 15 shares held by Robert F. Stephenson's wife, Locketta B. Stephenson.

         2631

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2632

           BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   65,486    $   78,221
  Accounts receivable, net..................................   1,121,251     1,309,537
  Merchandise inventory.....................................   1,142,886     1,351,024
  Refundable income taxes...................................      41,623         5,645
  Deferred income taxes.....................................      31,921        60,334
  Other.....................................................      54,253        43,050
                                                              ----------    ----------
Total current assets........................................   2,457,420     2,847,811
Investments.................................................         576           576
Property, plant and equipment, net..........................   1,773,245     1,600,760
Other noncurrent assets.....................................      25,150        21,992
                                                              ----------    ----------
                                                              $4,256,391    $4,471,139
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  384,113    $  415,270
  Payables to affiliates, net...............................     448,508       435,363
  Accrued income taxes......................................          --        31,658
                                                              ----------    ----------
Total current liabilities...................................     832,621       882,291
Deferred income taxes.......................................      46,266        89,837
Loans payable to affiliates, net............................     495,841       495,841
Other noncurrent liabilities................................      30,728        37,274
                                                              ----------    ----------
Total liabilities...........................................   1,405,456     1,505,243
Deferred income.............................................          --       113,735
Shareholders' equity:
  Common stock..............................................     534,800       534,800
  Retained earnings.........................................   2,316,135     2,317,361
                                                              ----------    ----------
Total shareholders' equity..................................   2,850,935     2,852,161
                                                              ----------    ----------
                                                              $4,256,391    $4,471,139
                                                              ==========    ==========

         2633

           BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $6,126,575    $6,058,927    $6,162,425
Operating costs and expenses...............................   5,822,374     5,821,581     5,984,591
                                                             ----------    ----------    ----------
Income from operations.....................................     304,201       237,346       177,834
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................       8,372        (5,921)      (70,649)
  Gain (loss) on disposal of property, plant and
     equipment.............................................      (2,393)           --            --
  Miscellaneous, net.......................................      (6,905)          152         1,805
                                                             ----------    ----------    ----------
Total other expense, net...................................        (926)       (5,769)      (68,844)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     303,275       231,577       108,990
Income tax expense (benefit)...............................     116,801        63,325        40,914
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     186,474       168,252        68,076
                                                             ----------    ----------    ----------
Net earnings...............................................     186,474       168,252        68,076
Retained earnings at beginning of period...................   2,108,479     2,214,733     2,316,135
Dividends paid.............................................     (80,220)      (66,850)      (66,850)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,214,733    $2,316,135    $2,317,361
                                                             ==========    ==========    ==========

         2634

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2635
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2636

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         2637

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2638

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2639

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2640

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2641

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2642

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $6,162,425    $68,076     $179,639   $437,520     $2,852,161
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --           --         --             --
                                                 ----------    -------     --------   --------     ----------
Adjusted Shareholders' Statement...............  $6,162,425     68,076      179,639    437,520      2,852,161
                                                 ==========    -------     --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --           --         --
  Gain/loss on sale of securities..............
  Impairment loss..............................                     --           --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --           --         --
  Gain/loss on discontinued operations.........                     --           --         --
  Adjustment to tax expense....................                     --           --         --             --
                                                               -------     --------   --------
Total non-operating items......................                     --           --         --
                                                               -------     --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --           --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (576)
                                                               -------     --------   --------     ----------
Per Model......................................                $68,076     $179,639   $437,520     $2,851,585
                                                               =======     ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (78,220)
    Negative cash balances reclassified to
      accounts payable.........................           6
    Receivables from affiliates, net...........
    Loans receivable from affiliates, net......
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................     435,363
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........     495,841
                                                 ----------
Net debt (cash)................................     852,990
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  852,990
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2643

                                                               SUPPLEMENT NO. 63
         2644

           BELK'S DEPARTMENT STORE OF ROCKINGHAM, N.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 11:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    ,1998
                                                       -------------------

                                                -------------------------------
                                                             Signature

                                                -------------------------------
                                                             Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 63
         2645


                               BELK-HARRY COMPANY


                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Harry Company (the "Company"), to be held on April 15, 1998, at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 25.8812 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 289,973 shares of New Belk Class A Common Stock which will represent approximately 0.4833% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (64)
         2646

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2647


                               BELK-HARRY COMPANY


                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998



TO THE SHAREHOLDERS OF BELK-HARRY COMPANY:



     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Harry Company (the "Company") will be held on April 15, 1998, at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 25.8812 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2648


                               BELK-HARRY COMPANY


                               SUPPLEMENT NO. 64

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------


     THIS SUPPLEMENT NO. 64 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-HARRY COMPANY (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.



     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2649

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1902. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 25.8812 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 19,800 shares of Common Stock outstanding held of record by 36 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 90.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2650

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 39,600 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2651

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2652

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2653

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.
         2654

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

         2655

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

         2656

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not

         2657

indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

         2658

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder
         2659

makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect, (iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and
(iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger.

         2660

A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the

         2661

time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT          RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------            ----------    ----------    --------    -----------    ----------------
Net Sales............  $9,484,476    $9,484,476      0.6       $(3,113,073)      $8,803,759
EBITDA...............     645,084       645,083        7        (3,113,073)       7,628,654
EBIT.................     535,770       535,769       10        (3,113,073)       8,470,763
Net Income...........     397,155       397,155       15                --        5,957,325
Book Equity..........   6,672,869     6,397,136        1                --        6,397,136

         2662

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Brothers Company            .2044%          X       $262,130,313         =        $  535,794
Belk Enterprises,
  Inc.                           .0985%          X        358,369,404         =           352,994
Matthews-Belk Company            .1953%          X         35,816,031         =            69,949
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporation                  .6636%          X         16,996,814         =           112,791
                                                                                       ----------
Total                                                                                  $1,071,528
                                                                                       ==========

Relative Operating Value of Company                                                    $8,803,758
Relative Operating Value of Other Companies Owned by Company                  +         1,071,528
                                                                                       ----------
Total Relative Value of Company                                               =        $9,875,286
                                                                                       ----------


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           41.596%          X        $ 9,875,286         =        $4,107,724
Belk Enterprises,
  Inc.                          1.6162%          X          9,875,286         =           159,604
Belk Finance Company             .2020%          X          9,875,286         =            19,948
                                                                                       ----------
Total                                                                                  $4,287,277
                                                                                       ==========

Total Relative Value of Company                                                        $9,875,286
Total Relative Value of Company Owned by Other Belk Companies                 -         4,287,277
                                                                                       ----------
Net Relative Value of Company                                                 =        $5,588,010
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $5,588,010              /           1,156,226,577            =               .4833%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
 ALLOCATED TO                      EXISTING                 SHARES OF COMMON            APPLICABLE EXCHANGE
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                       RATIO
   (.4833%               X         59,998,834)        /             11,204         =            25.8812


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2663

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 20.06
  Dividends(2)..............................................         12.00
  Book value per share(3)...................................        337.01
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         24.85
  Dividends(2)..............................................          6.73
  Book value per share......................................        324.03


---------------

(1) Based on 19,800 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 19,800 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2664

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $10,114       $ 9,701       $ 9,484
Net income..................................................        494           451           397
Per common share
  Net income (loss)(1)......................................      24.94         22.79         20.06
  Dividends.................................................      10.00         12.00         12.00
  Book value(2).............................................     318.16        328.96        337.01
Total assets................................................      7,037         7,309         7,637
Shareholders' equity........................................      6,300         6,513         6,673

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $6,514        $6,585
Income from operations......................................       258           430

---------------


(1) Based on 19,800 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 19,800 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2665

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store at Salisbury Mall in Salisbury, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Pennell group office in Charlotte, North Carolina. The Company sold its former downtown Salisbury store location in 1994 and took back a note and mortgage. The mortgagor is presently current in its payments and the remaining balance on the note is approximately $150,000.

     The Company is also a minority owner of 601/70 Development Corporation, the owner and operator of a strip shopping center adjacent to Salisbury Mall. The Company's 7.393% share of net revenues from this business averages approximately $5,000 per year.

     Facilities. The Company leases its store building, which contains approximately 88,000 square feet of floor area. The current term of the lease expires in 2006. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2666

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g).....................................     10,762          54.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(f)(g)..............................................      9,068          45.8%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(f)(g)..............................................      9,068          45.8%
John R. Belk (Director and Executive Officer)
  (a)(c)(f)(g)..............................................      9,068          45.8%
Henderson Belk (d)(e).......................................      1,064           5.4%
Sarah Belk Gambrell (Director) (d)(e).......................      1,844           9.3%
David Belk Cannon (Director) (i)............................        768           3.9%
James K. Glenn, Jr. (Director) (h)..........................        592           3.0%
Leroy Robinson (Director) (a)(c)............................        432           2.2%
Elizabeth C. Upchurch (Director)............................      2,400          12.1%
Wayne Upchurch (Director) (j)...............................      2,400          12.1%
Charles C. Couch, Jr. (Director)............................      2,400          12.1%
Joe T. Taylor (Director)....................................          0              *
John H. Pennell (Executive Officer).........................          0              *
J.V. Properties.............................................      8,236          41.6%
All Directors and Executive Officers as a group (13
  persons)..................................................     17,822          90.0%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Elizabeth C. Upchurch and Wayne Upchurch -- 609 Sardis Road N., Charlotte, N.C. 28270; Charles G. Couch, Jr. -- 6643 Gaywind Drive, Charlotte, N.C. 28226; John H. Pennell -- 308 East Fifth Street, Charlotte, N.C. 28202; Joe T. Taylor -- 2 Pinetree Road, Salisbury, N.C. 28144.


     All shares of common stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 272 shares held by Brothers Investment Company, which is owned equally by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Includes 30 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.



(c) Includes 160 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas

         2667

     M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d)  Includes 1,040 shares held in several Trusts established by the Will of W.
     H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and Investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e)  Includes 24 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 320 shares held by Belk Enterprises, Inc. and 40 shares held by Belk Finance Company which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(g) Includes 8,236 shares of J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(h) Includes 592 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox. Voting and investment power is vested in James K. Glenn, Jr., the Trustee.

(i) Includes 268 shares held by Residuary Trust u/w Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(j)  Includes 2,400 shares held by Wayne Upchurch's wife, Elizabeth C. Upchurch.

         2668

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2669


                               BELK-HARRY COMPANY


                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $1,878,840     $  158,720
  Accounts receivable, net..................................   1,486,066      1,642,306
  Merchandise inventory.....................................   1,839,721      1,694,876
  Receivable from affiliates, net...........................   1,368,528      3,137,578
  Deferred income taxes.....................................      54,799         64,815
  Other.....................................................     294,666        278,177
                                                              ----------     ----------
Total current assets........................................   6,922,620      6,976,472
Investments.................................................      22,919        315,675
Property, plant and equipment, net..........................     310,721        247,854
Deferred income taxes.......................................      18,319          9,100
Other noncurrent assets.....................................      34,351         87,536
                                                              ----------     ----------
                                                              $7,308,930     $7,636,637
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $       --     $  183,226
  Accounts payable and accrued expenses.....................     581,950        592,433
  Accrued income taxes......................................     109,578         77,685
                                                              ----------     ----------
Total current liabilities...................................     691,528        853,344
Other noncurrent liabilities................................     104,089        110,424
                                                              ----------     ----------
Total liabilities...........................................     795,617        963,768
Shareholders' equity:
  Common stock..............................................   1,980,000      1,980,000
  Retained earnings.........................................   4,533,313      4,692,869
                                                              ----------     ----------
Total shareholders' equity..................................   6,513,313      6,672,869
                                                              ----------     ----------
                                                              $7,308,930     $7,636,637
                                                              ==========     ==========

         2670


                               BELK-HARRY COMPANY


             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $10,224,321   $9,704,861    $9,484,477
Less: Leased Sales......................................      110,124        3,694            --
                                                          -----------   ----------    ----------
Net sales...............................................   10,114,197    9,701,167     9,484,477
Operating costs and expenses............................    9,407,880    9,120,798     8,940,677
                                                          -----------   ----------    ----------
Income from operations..................................      706,317      580,369       543,800
                                                          -----------   ----------    ----------
Other income (expense):
  Interest, net.........................................      105,160      157,941       114,141
  Miscellaneous, net....................................       (6,365)      (1,630)       (8,029)
                                                          -----------   ----------    ----------
Total other expense, net................................       98,795      156,311       106,112
                                                          -----------   ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      805,112      736,680       649,912
Income tax expense (benefit)............................      311,305      285,419       252,756
                                                          -----------   ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      493,807      451,261       397,156
                                                          -----------   ----------    ----------
Net earnings............................................      493,807      451,261       397,156
Retained earnings at beginning of period................    4,023,845    4,319,652     4,533,313
Dividends paid..........................................     (198,000)    (237,600)     (237,600)
                                                          -----------   ----------    ----------
Retained earnings at end of period......................  $ 4,319,652   $4,533,313    $4,692,869
                                                          ===========   ==========    ==========

         2671

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2672
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2673

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2674

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2675

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2676

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2677

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2678

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2679

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 9,484,476    $397,155    $535,770   $645,084     $6,672,869
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 9,484,476     397,155     535,770    645,084      6,672,869
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                       (293,733)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $397,155    $535,770   $645,084     $6,379,136
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (158,721)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (3,137,578)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................      183,226
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (3,133,073)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(3,113,073)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2680

                                                               SUPPLEMENT NO. 64
         2681


                               BELK-HARRY COMPANY

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    ,1998
                                                       -------------------

                                                --------------------------------
                                                             Signature

                                                --------------------------------
                                                              Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 64
         2682

                  BELK DEPARTMENT STORE OF SHELBY, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Shelby, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 44.5304 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 560,371 shares of New Belk Class A Common Stock which will represent approximately 0.9340% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (65)
         2683

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2684

                  BELK DEPARTMENT STORE OF SHELBY, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF SHELBY, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Shelby, N.C., Inc. (the "Company") will be held on April 16, 1998, at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 44.5304 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2685

                  BELK DEPARTMENT STORE OF SHELBY, N.C., INC.

                               SUPPLEMENT NO. 65

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 65 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF SHELBY, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2686

                                  THE COMPANY


     The Company was incorporated as a North Carolina corporation in 1933 as Belk-Stevens Company of Shelby, N.C., Inc. The Company changed its name to Belk Department Store of Shelby, N.C., Inc. in 1992. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 44.5304 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 15,456 shares of Common Stock outstanding held of record by 68 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 61.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2687

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 15,456 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2688

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise), the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2689

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2690

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2691

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2692

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2693

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2694

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2695

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2696

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2697


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2698

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT            RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE        (CASH)         OPERATING VALUES
-----------            -----------    -----------    --------    ---------------    ----------------
Net Sales............  $10,755,751    $10,755,751       0.6        $(1,481,649)       $ 7,935,100
EBITDA...............    1,220,289      1,219,777         7         (1,481,649)        10,020,088
EBIT.................    1,072,318      1,071,806        10         (1,481,649)        12,199,709
Net Income...........      697,823        697,506        15                 --         10,462,590
Book Equity..........    6,667,231      5,908,426         1                 --          5,908,426

         2699

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Forest City,
  N.C., Inc.                    6.4220%          X        $ 7,237,011         =        $   464,761
Mathews-Belk Company            1.4648%          X         35,816,031         =            524,633
Belk of Spartanburg,
  S.C., Inc.                     .7420%          X         10,010,262         =             74,276
                                                                                       -----------
Total                                                                                    1,063,670
                                                                                       ===========

Relative Operating Value of Company                                                    $12,199,709
Relative Operating Value of Other Companies Owned by Company                  +          1,063,670
                                                                                       -----------
Total Relative Value of Company                                               =        $13,263,379
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          10.7402%          X        $13,263,379         =        $ 1,424,513
Belk Enterprises,
  Inc.                          1.0352%          X         13,263,379         =            137,302
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.                6.1594%          X         13,263,379         =            816,945
Belk Department Store
  of Forest City,
  N.C., Inc.                     .6470           X         13,263,379         =             85,814
                                                                                       -----------
Total                                                                                  $ 2,464,575
                                                                                       ===========

Total Relative Value of Company                                                        $13,263,379
Total Relative Value of Company Owned by Other Belk Companies                 -          2,464,575
                                                                                       -----------
Net Relative Value of Company                                                 =        $10,798,804
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $10,798,804             /          $1,156,226,577            =               .9340%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.9340%               X         59,998,834)        /             12,584         =            44.5304


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

         2700

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2701

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 45.15
  Dividends(2)..............................................         25.00
  Book value per share(3)...................................        431.37
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         42.75
  Dividends(2)..............................................         11.58
  Book value per share......................................        557.52


---------------

(1) Based on 15,456 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 15,456 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2702

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $11,140       $11,003       $10,756
Net income..................................................        697           672           698
Per common share
  Net income (loss)(1)......................................      45.07         43.48         45.15
  Dividends.................................................      20.00         24.00         25.00
  Book value(2).............................................     391.74        411.22        431.37
Total assets................................................      7,311         7,594         8,084
Shareholders' equity........................................      6,055         6,356         6,667

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $7,249        $7,387
Income from operations......................................       627           676

---------------


(1) Based on 15,456 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 15,456 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2703

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store at Cleveland Mall in Shelby, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 86,000 square feet of floor area. The Company expanded its store by 9,000 square feet in 1997 by leasing adjacent mall space. The current term of the lease expires in 2007. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney, Sears and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2704

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      4,101           26.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f)(g)..............................................      3,129           20.2%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(f)(h)..............................................      3,136           20.3%
John R. Belk (Director and Executive Officer)
  (b)(e)(f)(i)..............................................      3,134           20.3%
Henderson Belk (Director) (c)(d)............................        512            3.3%
Sarah Belk Gambrell (c)(d)..................................        864            5.6%
David Belk Cannon (Director) (k)............................        528            3.4%
James K. Glenn, Jr. (Director) (j)..........................      1,460            9.4%
Leroy Robinson (Director) (b)...............................        173            1.1%
William David Ellis (Director) (l)..........................      3,096           20.0%
B. Frank Matthews, II (Director and Executive Officer)......          0               *
Eugene Robinson Matthews (Executive Officer)................          0               *
J. V. Properties............................................      1,660           10.7%
Belk-Beck Company of Burlington, North Carolina, Inc........        952            6.2%
All Directors and Executive Officers as a group (11
  persons)..................................................      9,449           61.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II and Eugene Robinson Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; William David Ellis -- 14 S. Main Street, Greenville, S.C. 29601; J.V. Properties and Belk-Beck Company of Burlington, North Carolina, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.



     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 464 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 173 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 480 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W.H. Belk, Jr. and Irwin Belk.

         2705


(d)  Includes 32 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 100 shares held by Belk Department Store of Forest City, N.C., Inc., 160 shares held by Belk Enterprises, Inc. and 952 shares held by Belk-Beck Company of Burlington, North Carolina, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 1,660 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 8 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(h) Includes 3 shares held by H. W. McKay Belk as custodian for his minor children.

(i)  Includes 8 shares held by John R. Belk as custodian for his minor children.


(j) Includes 120 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 510 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 510 shares held by John Belk Stevens Trust U/W Item III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(k) Includes 182 shares held by Residuary Trust U/W of Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(l) Includes 1,062 shares held by W. David Ellis as Trustee for William David Ellis' children, Zachary and Andrew Ellis, his sister, Judith Pollander, his nephew, Jon C. Champion and his niece, Robin Champion.

         2706

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2707

                  BELK DEPARTMENT STORE OF SHELBY, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $1,783,525    $1,597,035
  Accounts receivable, net..................................   1,711,108     1,920,338
  Merchandise inventory.....................................   1,923,076     2,143,605
  Receivable from affiliates, net...........................     799,992       230,390
  Deferred income taxes.....................................      26,127         6,349
  Other.....................................................     122,952        98,620
                                                              ----------    ----------
Total current assets........................................   6,366,780     5,996,337
Loans receivable from affiliates, net.......................       3,663         3,663
Investments.................................................     301,674     1,270,122
Property, plant and equipment, net..........................     835,506       736,264
Other noncurrent assets.....................................      86,034        78,061
                                                              ----------    ----------
                                                              $7,593,657    $8,084,447
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  952,694    $  794,065
  Accrued income taxes......................................      55,191        47,943
                                                              ----------    ----------
Total current liabilities...................................   1,007,885       842,008
Deferred income taxes.......................................      53,625        24,576
Long-term debt, excluding current installments..............          --       349,441
Other noncurrent liabilities................................     176,339       201,191
                                                              ----------    ----------
Total liabilities...........................................   1,237,849     1,417,216
Shareholders' equity:
  Common stock..............................................   1,545,600     1,545,600
  Retained earnings.........................................   4,810,208     5,121,631
                                                              ----------    ----------
Total shareholders' equity..................................   6,355,808     6,667,231
                                                              ----------    ----------
                                                              $7,593,657    $8,084,447
                                                              ==========    ==========

         2708

                  BELK DEPARTMENT STORE OF SHELBY, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Net sales...............................................  $11,140,167   $11,002,551   $10,755,752
Operating costs and expenses............................   10,049,309     9,974,840     9,681,388
                                                          -----------   -----------   -----------
Income from operations..................................    1,090,858     1,027,711     1,074,364
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................       48,352        79,860        54,645
  Dividend income.......................................          908         1,075           512
  Miscellaneous, net....................................       (5,190)      (13,950)       (2,558)
                                                          -----------   -----------   -----------
Total other expense, net................................       44,070        66,985        52,599
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,134,928     1,094,696     1,126,963
Income tax expense (benefit)............................      438,251       422,692       429,140
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      696,677       672,004       697,823
                                                          -----------   -----------   -----------
Net earnings............................................      696,677       672,004       697,823
Retained earnings at beginning of period................    4,121,591     4,509,148     4,810,208
Dividends paid..........................................     (309,120)     (370,944)     (386,400)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 4,509,148   $ 4,810,208   $ 5,121,631
                                                          ===========   ===========   ===========

         2709

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997 and 1996 ended on February 1, 1997 and February 3, 1996, respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2710
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) LONG-TERM DEBT

     The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional debt, except as permitted, the disposal, expansion or purchase of fixed assets, as permitted, and the purchase of investments, except as permitted. Under the most restrictive of these provisions, the Company must maintain a stated combined tangible net worth, a stated minimum current ratio, a stated ratio of total liabilities to tangible net worth, and may not exceed the cumulative prior year's depreciation expense in net capital expenditures for the fiscal year. The Company was in compliance with the combined tangible net worth restriction, the minimum current ratio restriction and the total liabilities to tangible net worth restriction as of February 1, 1997. The Company was not in compliance with the net capital expenditures, the sale of property, the additional debt, the merger, the dividends or the investment restrictions as of February 1, 1997. The Company has obtained waivers for all out of compliance conditions.

(9) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. (BSS) in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(10) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

         2711
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(11) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

         2712

                                    ANNEX A
                        DISSENTER'S RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         2713

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2714

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2715

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2716

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2717

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2718

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $10,755,751    $697,823    $1,072,318   $1,220,289    $6,667,231
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --            --           --            --
                                              -----------    --------    ----------   -----------   ----------
Adjusted Shareholders' Statement............  $10,755,751     697,823     1,072,318    1,220,289      6,667,231
                                              ===========    --------    ----------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                       --            --           --
  Gain/loss on sale of securities...........
  Impairment loss...........................                       --            --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                       --            --           --
  Gain/loss on discontinued operations......                       --            --           --
  Adjustment to tax expense.................                       --            --           --            --
                                                             --------    ----------   ----------
Total non-operating items...................                       --            --           --
                                                             --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                     (317)         (512)        (512)
  Adjustment for ownership in other Belk
    entities................................                                                          (758,805)
                                                             --------    ----------   ----------    ----------
Per Model...................................                 $697,506    $1,071,806   $1,219,777    $5,908,426
                                                             ========    ==========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(1,597,037)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........     (230,390)
    Loans receivable from affiliates, net...       (3,663)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................      349,441
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................   (1,481,649)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $(1,481,649)
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2719

                                                               SUPPLEMENT NO. 65
         2720

                  BELK DEPARTMENT STORE OF SHELBY, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.


                                                   Dated:                  ,1998
                                                         ------------------

                                                   -----------------------------
                                                             Signature

                                                   -----------------------------
                                                             Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 65
         2721

                         BELK OF SILER CITY, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Siler City, N.C., Inc. (the "Company"), to be held on April 15, 1998, at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 4.9094 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 2,499 shares of New Belk Class A Common Stock which will represent approximately 0.0042% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (66)
         2722

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2723

                         BELK OF SILER CITY, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF SILER CITY, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Siler City, N.C., Inc. (the "Company") will be held on April 15, 1998, at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 4.9094 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2724

                         BELK OF SILER CITY, N.C., INC.

                               SUPPLEMENT NO. 66

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 66 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF SILER CITY, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2725

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1938 as Belk-Yates Company of Siler City North Carolina Incorporated. The Company changed its name to Belk of Siler City, N.C., Inc. on June 13, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 4.9094 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,140 shares of Common Stock outstanding held of record by 14 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 79.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         2726

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. In addition, the Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to rely on New Belk to finance the Company's business. The Company has historically relied on loans and on guarantees of its borrowings from other Belk Companies to finance its business. If the Company does not participate in the Reorganization, there is no assurance that New Belk would provide financial support to the Company. Without such loans and guarantees, the Company may not be able to conduct its business as it is currently conducted.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,000 shares of Common Stock.

         2727

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the
         2728

holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate
         2729

number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting acquirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholders approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

         2730

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of
         2731

incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.
         2732

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         2733

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         2734

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         2735

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         2736


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         2737

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2738

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $1,611,298    $1,611,298       0.6      $858,925       $ 107,854
EBITDA................    (106,633)       61,499         7       858,925        (428,432)
EBIT..................    (126,251)       41,880        10       858,925        (440,125)
Net Income (loss).....    (284,472)       (5,807)       15            --         (87,105)
Book Equity...........    (233,893)     (234,084)        1            --        (234,084)

         2739

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =         $    N/A
                                                                                        --------
Total                                                                                   $    N/A
                                                                                        ========

Relative Operating Value of Company                                                     $107,854
Relative Operating Value of Other Companies Owned by Company                  +               --
                                                                                        --------
Total Relative Value of Company                                               =         $107,854
                                                                                        ========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of Asheboro,
  N.C., Inc.                   52.5439%          X        $   107,854         =         $ 56,671
Belk Enterprises,
  Inc.                          2.8070%          X            107,854         =            3,027
                                                                                        --------
Total                                                                                   $ 59,698
                                                                                        ========

Total Relative Value of Company                                                         $107,854
Total Relative Value of Company Owned by Other Belk Companies                 -           59,698
                                                                                        --------
Net Relative Value of Company                                                 =         $ 48,156
                                                                                        ========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
           $48,156               /          $1,156,226,577            =               .0042%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0042%               X         59,998,834)        /                509         =             4.9094


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2740

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $(249.54)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................       (205.17)
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          4.71
  Dividends(2)..............................................          1.28
  Book value per share......................................         61.47


---------------

(1) Based on 1,140 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,140 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2741

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Net sales...............................................      $ 1,793       $  1,661       $  1,611
Net income (loss).......................................         (112)          (105)          (284)
Per common share
  Net income (loss)(1)..................................       (97.92)        (91.74)       (249.54)
  Dividends.............................................           --             --             --
  Book value(2).........................................       136.10          44.37        (205.17)
Total assets............................................        1,045            954            844
Shareholders' equity....................................          155             51           (234)

                                ---------------

                                                                    NINE MONTHS ENDED
                                                                --------------------------
                                                                NOVEMBER 2,    NOVEMBER 1,
                                                                   1996           1997
                                                                -----------    -----------
                                                                  (DOLLARS IN THOUSANDS)
Net sales...................................................      $1,102         $1,194
Income (loss) from operations...............................        (187)            45

---------------


(1) Based on 1,140 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,140 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2742

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations increased for the nine months ended November 1, 1997 compared to the same period in 1996; a result of an impairment loss in 1996 and a decrease in selling and sales support payroll expense in 1997.

     Comparable store sales increased for the nine months ended November 1, 1997 due to new store management and the implementation of a new store selling concept.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store at Siler Crossing in Siler City, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 22,000 square feet of floor area. The current term of the lease expires in 2008. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Rose's and retail stores in nearby Asheboro, North Carolina.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2743

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....      759            66.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)....................................................      672            58.9%
H. W. McKay Belk (Director and Executive Officer) (a)(c)....      672            58.9%
John R. Belk (Director and Executive Officer) (a)(c)........      672            58.9%
Henderson Belk (Director) (b)...............................        4                *
Sarah Belk Gambrell (Director) (b)..........................       79             6.9%
F. O. Yates, Jr. (Director).................................        0                *
Sarah Gambrell Knight.......................................      200            17.5%
Pete Huffstetler (Executive Officer)........................        0                *
Gordon J. Tendler (Executive Officer).......................        0                *
Darrell Murphy (Executive Officer)..........................        0                *
Belk of Asheboro, N.C., Inc. ...............................      599            52.5%
All Directors and Executive Officers as a group (8
  persons)..................................................      909            79.7%

---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell
Knight -- 810 Colville Road, Charlotte, N.C. 28207; F. O. Yates, Jr. -- 628 South Park Street, Asheboro, N.C. 27203; Pete Huffstetler, Darrell Murphy and Gordon J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Belk of Asheboro, N.C., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 16 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 4 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 599 shares held by Belk of Asheboro, N.C., Inc. and 32 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         2744

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         2745

                         BELK OF SILER CITY, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 18,414      $  27,953
  Accounts receivable, net..................................    264,349        315,440
  Merchandise inventory.....................................    337,393        386,384
  Refundable income taxes...................................      1,000          1,000
  Deferred income taxes.....................................     30,735         99,901
  Other.....................................................     13,245         11,584
                                                               --------      ---------
Total current assets........................................    665,136        842,262
Investments.................................................        190            190
Property, plant and equipment, net..........................    187,900             --
Deferred income taxes.......................................     98,745             --
Other noncurrent assets.....................................      1,820          1,133
                                                               --------      ---------
                                                               $953,791      $ 843,585
                                                               ========      =========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................   $214,644      $ 214,641
  Accounts payable and accrued expenses.....................     99,258        105,332
  Payables to affiliates, net...............................    366,988        672,237
                                                               --------      ---------
Total current liabilities...................................    680,890        992,210
Deferred income taxes.......................................         --         76,865
Long-term debt, excluding current installments..............    214,665             --
Other noncurrent liabilities................................      7,658          8,403
                                                               --------      ---------
Total liabilities...........................................    903,213      1,077,478
Shareholders' equity:
  Common stock..............................................    114,000        114,000
  Retained earnings.........................................    (63,422)      (347,893)
                                                               --------      ---------
Total shareholders' equity..................................     50,578       (233,893)
                                                               --------      ---------
                                                               $953,791      $ 843,585
                                                               ========      =========

         2746

                         BELK OF SILER CITY, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $1,792,581    $1,661,292    $1,611,299
Operating costs and expenses...............................   1,837,810     1,793,892     1,566,715
Impairment loss............................................          --            --       168,159
                                                             ----------    ----------    ----------
Income from operations.....................................     (45,229)     (132,600)     (123,575)
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (48,925)      (58,465)      (51,776)
  Gain (loss) on disposal of property, plant and
     equipment.............................................         (63)        2,360            28
  Miscellaneous, net.......................................      (2,995)       (2,500)       (2,704)
                                                             ----------    ----------    ----------
Total other expense, net...................................     (51,983)      (58,605)      (54,452)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     (97,212)     (191,205)     (178,027)
Income tax expense (benefit)...............................      14,419       (86,625)      106,444
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................    (111,631)     (104,580)     (284,471)
                                                             ----------    ----------    ----------
Net earnings...............................................    (111,631)     (104,580)     (284,471)
Retained earnings at beginning of period...................     152,789        41,158       (63,422)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $   41,158    $  (63,422)   $ (347,893)
                                                             ==========    ==========    ==========

         2747

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2748
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2749

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATIONS ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         2750

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2751

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2752

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2753

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2754

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2755

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                             NET INCOME                           SHAREHOLDERS'
                                                NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                                ----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement...................  $1,611,298   $(284,472)   $(126,251)  $(106,633)   $ (233,893)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --          --           --          --            --
                                                ----------   ---------    ---------   ---------    ----------
Adjusted Shareholders' Statement..............  $1,611,298    (284,472)    (126,251)   (106,633)     (233,893)
                                                ==========   ---------    ---------   ---------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                     (16)         (28)        (28)
  Gain/loss on sale of securities.............                      --           --          --
  Impairment loss.............................                  98,680      168,159     168,159
  Equity in earnings of unconsolidated
    subsidiaries..............................                      --           --          --
  Gain/loss on discontinued operations........                      --           --          --
  Adjustment to tax expense...................                 180,000           --          --            --
                                                             ---------    ---------   ---------
Total non-operating items.....................                 278,664      168,131     168,130
                                                             ---------    ---------   ---------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                      --           --          --
  Adjustment for ownership in other Belk
    entities..................................                                                           (190)
                                                             ---------    ---------   ---------    ----------
Per Model.....................................               $  (5,808)   $  41,880   $  61,499    $ (234,083)
                                                             =========    =========   =========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (27,953)
    Negative cash balances reclassified to
      accounts payable........................          --
    Receivables from affiliates, net..........          --
    Loans receivable from affiliates, net.....          --
  Liabilities
    Notes payable.............................          --
    Current installments of long-term debt....     214,641
    Current portion of obligations under
      capital leases..........................          --
    Payables to affiliates, net...............     672,237
    Long-term debt, excluding current
      installments............................          --
    Obligations under capital leases,
      excluding current portion...............          --
    Loans payable to affiliates, net..........          --
                                                ----------
Net debt (cash)...............................     858,925
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --
                                                ----------
Per Model.....................................  $  858,925
                                                ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2756

                                                               SUPPLEMENT NO. 66
         2757

                         BELK OF SILER CITY, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                   Dated:                  ,1998
                                                         ------------------

                                                   -----------------------------
                                                             Signature

                                                   -----------------------------
                                                             Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 66
         2758

                BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Waynesville, N.C., Inc. (the "Company"), to be held on April 15, 1998, at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 60.4876 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 156,481 shares of New Belk Class A Common Stock which will represent approximately 0.2608% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (67)
         2759

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2760

                BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Waynesville, N.C., Inc. (the "Company") will be held on April 15, 1998, at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 60.4876 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2761

                BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC.

                               SUPPLEMENT NO. 67

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 67 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         2762

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1939. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 60.4876 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,902 shares of Common Stock outstanding held of record by 41 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 95.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2763

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 47,216 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2764

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2765

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2766

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2767

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2768

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2769

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2770

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2771

or (ii) an affiliate or associate of the corporation that within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2772

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2773


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2774

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $6,099,581    $6,099,581       0.6      $481,400       $3,178,348
EBITDA................     827,801       827,801         7       481,400        5,313,207
EBIT..................     736,104       736,104        10       481,400        6,879,640
Net Income............     412,217       412,217        15            --        6,183,255
Book Equity...........   2,620,671     2,619,984         1            --        2,619,984

         2775

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $6,879,640
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $6,879,640
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                  1.2369%          X        $6,879,640          =        $   85,094
Belk Brothers Company          17.2145           X         6,879,640          =        $1,184,296
Belk Enterprises,
  Inc.                         37.7160           X         6,879,640          =        $2,594,725
                                                                                       ----------
Total                                                                                  $3,864,115
                                                                                       ==========

Total Relative Value of Company                                                        $6,879,640

Total Relative Value of Company Owned by Other Belk Companies                 -         3,864,115
                                                                                       ----------
Net Relative Value of Company                                                 =        $3,015,525
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $3,015,525              /          $1,156,226,577            =               .2608%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2608%               X         59,998,834)        /              2,587         =            60.4876


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2776

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 69.84
  Dividends(2)..............................................          5.00
  Book value per share(3)...................................        444.03
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         58.07
  Dividends(2)..............................................         15.73
  Book value per share......................................        757.30


---------------

(1) Based on 5,902 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,902 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2777

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Net sales...............................................      $ 5,600        $ 5,922        $ 6,100
Net income..............................................          159            261            412
Per common share
  Net income (loss)(1)..................................        26.96          44.20          69.84
  Dividends.............................................         0.00           0.00           5.00
  Book value(2).........................................       334.99         379.19         444.03
Total assets............................................        3,852          3,824          4,253
Shareholders' equity....................................        1,977          2,238          2,621

                                ---------------

                                                                    NINE MONTHS ENDED
                                                                --------------------------
                                                                NOVEMBER 2,    NOVEMBER 1,
                                                                   1996           1997
                                                                -----------    -----------
                                                                  (DOLLARS IN THOUSANDS)
Net sales...................................................      $4,226         $4,436
Income from operations......................................         475            584

---------------


(1) Based on 5,902 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,902 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2778

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations increased in fiscal year 1997 compared to fiscal year 1996 as a result of a significant decrease in depreciation expense. The decrease in depreciation is primarily due to five year property becoming fully depreciated.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Ingles Shopping Center in Waynesville, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Facilities. The Company leases the land upon which it built its store building, which contains approximately 45,000 square feet of floor area. The current term of the lease expires in 2010. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2779

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     4,621           78.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f)(g)..............................................     3,786           64.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(f)(h)..............................................     3,768           63.8%
John R. Belk (Director and Executive Officer)
  (b)(e)(f)(i)..............................................     3,742           63.4%
Henderson Belk (Director) (c)(d)............................       220            3.7%
Sarah Belk Gambrell (Director) (c)(d).......................     1,068           18.1%
Leroy Robinson (b)..........................................       388            6.6%
Katherine McKay Belk (b)(k).................................       431            7.3%
Katherine Belk Morris (b)(j)................................       473            8.0%
John A. Kuhne (Director and Executive Officer)..............         0               *
R. E. Greiner (Executive Officer)...........................         0               *
Welch Bostick, Jr. (Executive Officer)......................         0               *
Thomas M. Belk, Trustee U/A dated September 15, 1993........       388            6.6%
Belk Enterprises, Inc.......................................       480            8.1%
J.V. Properties.............................................     1,016           17.2%
Belk Investment Company.....................................     1,746           29.6%
All Directors and Executive Officers as a group (8
  persons)..................................................     5,656           95.8%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Belk Enterprises, Inc., J.V. Properties, Belk Investment Company and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 254 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 388 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 200 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2780


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d)  Includes 20 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell and Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 73 shares held by Belk's Department Store of Asheville, North Carolina, Incorporated, 480 shares held by Belk Enterprises, Inc. and 1,746 shares held by Belk Investment Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 1,016 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 20 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 20 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(h) Includes 30 shares held by H. W. McKay Belk as custodian for his minor children.

(i) Includes 10 shares held by John R. Belk as custodian for his minor children.

(j) Includes 30 shares held by Katherine Belk Morris as custodian for her minor children.

(k) Includes 36 shares held by Katherine M. Belk as custodian for her minor grandchildren.

         2781

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2782

                BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  142,384    $  105,541
  Accounts receivable, net..................................     834,762     1,034,871
  Merchandise inventory.....................................     993,343       976,881
  Receivable from affiliates, net...........................      26,495       417,909
  Refundable income taxes...................................       1,229            --
  Deferred income taxes.....................................      26,963         7,804
  Other.....................................................      46,194        46,701
                                                              ----------    ----------
Total current assets........................................   2,071,370     2,589,707
Loans receivable from affiliates, net.......................       5,150         5,150
Investments.................................................         887           887
Property, plant and equipment, net..........................   1,731,899     1,646,220
Other noncurrent assets.....................................      14,666        10,931
                                                              ----------    ----------
                                                              $3,823,972    $4,252,895
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  130,000    $  130,000
  Accounts payable and accrued expenses.....................     357,992       369,377
  Accrued income taxes......................................       7,886       169,624
                                                              ----------    ----------
Total current liabilities...................................     495,878       669,001
Deferred income taxes.......................................      57,044        55,169
Long-term debt, excluding current installments..............   1,010,000       880,000
Other noncurrent liabilities................................      23,086        28,054
                                                              ----------    ----------
Total liabilities...........................................   1,586,008     1,632,224
Shareholders' equity:
  Common stock..............................................     590,200       590,200
  Retained earnings.........................................   1,647,764     2,030,471
                                                              ----------    ----------
Total shareholders' equity..................................   2,237,964     2,620,671
                                                              ----------    ----------
                                                              $3,823,972    $4,252,895
                                                              ==========    ==========

         2783

                BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,600,459    $5,922,240    $6,099,581
Operating costs and expenses...............................   5,204,656     5,408,174     5,363,899
                                                             ----------    ----------    ----------
Income from operations.....................................     395,803       514,066       735,682
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................    (110,779)     (100,988)      (61,317)
  Miscellaneous, net.......................................      (4,986)       (4,085)          422
                                                             ----------    ----------    ----------
Total other expense, net...................................    (115,765)     (105,073)      (60,895)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     280,038       408,993       674,787
Income tax expense (benefit)...............................     120,918       148,148       262,570
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     159,120       260,845       412,217
                                                             ----------    ----------    ----------
Net earnings...............................................     159,120       260,845       412,217
Retained earnings at beginning of period...................   1,227,799     1,386,919     1,647,764
Dividends paid.............................................          --            --       (29,510)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,386,919    $1,647,764    $2,030,471
                                                             ==========    ==========    ==========

         2784

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996, AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2785
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2786

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATIONS ACT
                            STATE OF NORTH CAROLINA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

         2787

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2788

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2789

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2790

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2791

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2792

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $6,099,581    $412,217    $736,104   $827,801     $2,620,671
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $6,099,581     412,217     736,104    827,801      2,620,671
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (687)
                                                               --------    --------   --------     ----------
Per Model......................................                $412,217    $736,104   $827,801     $2,619,984
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (105,541)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (417,909)
    Loans receivable from affiliates, net......      (5,150)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....     130,000
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................     880,000
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     481,400
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  481,400
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2793

                                                               SUPPLEMENT NO. 67
         2794

                BELK DEPARTMENT STORE OF WAYNESVILLE, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 4:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.


                                                   Dated:                  ,1998
                                                         ------------------

                                                   -----------------------------
                                                             Signature

                                                   -----------------------------
                                                             Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 67
         2795

                BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Wilkesboro, N.C., Inc. (the "Company"), to be held on April 15, 1998, at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 72.8152 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 119,854 shares of New Belk Class A Common Stock which will represent approximately 0.1998% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (68)
         2796

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2797

                BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Wilkesboro, N.C., Inc. (the "Company") will be held on April 15, 1998, at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 72.8152 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2798

                BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC.

                               SUPPLEMENT NO. 68

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 68 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2799

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1928. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 72.8152 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,460 shares of Common Stock outstanding held of record by 27 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 69.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2800

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,500 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock
         2801

held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving

         2802

the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the
         2803

shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         2804

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

         2805

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the

         2806

disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his or her official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

         2807

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation
         2808

or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         2809

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the

         2810


Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such
         2811

Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $5,383,385    $5,383,385      0.6       $1,274,452       $1,955,579
EBITDA...............     574,026       574,026        7        1,274,452        2,743,730
EBIT.................     472,635       472,635       10        1,274,452        3,451,898
Net Income...........     229,393       229,393       15               --        3,440,895
Book Equity..........   1,081,784     1,081,351        1               --        1,081,351

         2812

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $3,451,898

Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $3,451,898
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          13.6585%          X        $ 3,451,898         =        $  471,477
Belk Enterprises,
  Inc.                          6.8293%          X          3,451,898         =           235,740
Belk's Department
  Store of Boone,
  North Carolina,
  Incorporated                  7.4797%          X          3,451,898         =           258,192
Belk's Department
  Store of Lenoir,
  North Carolina,
  Incorporated                  5.1220           X          3,451,898         =           176,806
                                                                                       ----------
Total                                                                                  $1,142,215
                                                                                       ==========

Total Relative Value of Company                                                        $3,451,898
Total Relative Value of Company Owned by Other Belk Companies                 -         1,142,215
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,309,683
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $2,309,683              /          $1,156,226,577            =               .1998%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1998%               X         59,998,834)        /              1,646         =            72.8152


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

         2813

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2814

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 93.25
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        439.75
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         69.90
  Dividends(2)..............................................         18.93
  Book value per share......................................        911.65


---------------

(1) Based on 2,460 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,460 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2815

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Net sales...............................................      $ 5,421        $ 5,267        $ 5,383
Net income..............................................          123             92            229
Per common share
  Net income (loss)(1)..................................        50.15          37.47          93.25
  Dividends.............................................           --             --             --
  Book value(2).........................................       309.03         346.50         439.75
Total assets............................................        3,003          2,988          2,912
Shareholders' equity....................................          760            852          1,082

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              --------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                 1996           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,594         $3,741
Income from operations......................................       200            256

---------------


(1) Based on 2,460 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,460 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2816

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Wilkes Mall in Wilkesboro, North Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia.

     Facilities. The Company leases its store building, which contains approximately 57,000 square feet of floor area. The current term of the lease expires in 2002. The Company believes the building is not adequate to meet its current needs.

     The Company has released all of its lease renewal options and plans to close its Wilkes Mall store in 2002. The Company is currently exploring opportunities for relocation within the Wilkesboro market.

     Competition. Specific competitors in the Company's market include Wal-Mart, K-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2817

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     1,180           48.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(d)(e)..............................................       984           40.0%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(d)(e)..............................................       980           39.8%
John R. Belk (Director) (b)(c)(d)(e)........................     1,048           42.6%
Henderson Belk (Director)...................................         0               *
Sarah Gambrell Knight.......................................       236            9.6%
David Belk Cannon (Director) (g)............................       184            7.5%
James K. Glenn, Jr. (Director) (f)..........................       156            6.3%
Daisy D. Lange (Director) (i)...............................        84            3.4%
Leroy Robinson (Director) (b)(c)............................       158            6.4%
B. Frank Matthews, II (Director and Executive Officer)......         0               *
Eugene Robinson Matthews (Executive Officer)................         0               *
Katherine McKay Belk (b)(c).................................       158            6.4%
Katherine Belk Morris (b)(c)................................       170            6.9%
NationsBank, N.A. (h)(i)....................................       344           14.0%
James K. Glenn, Jr., Trustee U/W of Daisy Belk Mattox.......       152            6.2%
Belk's Department Store of Lenoir, North Carolina,
  Incorporated .............................................       126            5.1%
Belk's Department Store of Boone, North Carolina,
  Incorporated..............................................       184            7.5%
Belk Enterprises, Inc. .....................................       168            6.8%
J.V. Properties.............................................       336           13.7%
All Directors and Executive Officers as a group (11
  persons)..................................................     1,700           69.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; Daisy D. Lange -- 7 Brickwall Lane, Ruislip, Middlesex, England HA48JS; B. Frank Matthews, II and Eugene Robinson
Matthews -- 2240 Remount Road, Gastonia, N.C. 28054 ; NationsBank, N.A. -- Sara McDonnell (NC1-002-07-13), Charlotte, N.C. 28255; Belk's Department Store of Lenoir, North Carolina, Incorporated, Belk's Department Store of Boone, North Carolina, Incorporated, Belk Enterprises, Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 100 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

         2818


(b) Includes 54 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 104 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 126 shares held by Belk's Department Store of Lenoir, North Carolina, Incorporated, 184 shares held by Belk's Department Store of Boone, North Carolina, Incorporated and 168 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 336 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(f) Includes 152 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox and 4 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(g) Includes 64 shares held by Residuary Trust U/W of Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(h) Includes 84 shares held by Sara Dew Misner and North Carolina Bank, Co-Trustees for Daisy Doughton Lange U/A dated November 5, 1965 and 176 shares held by NCNB National Bank, Trustee U/A dated 7/9/65 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investment power with respect to such shares.

(i) Includes 84 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.

         2819

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         2820

                BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   25,883    $   29,314
  Accounts receivable, net..................................     846,033       946,860
  Merchandise inventory.....................................   1,219,180     1,270,773
  Receivable from affiliates, net...........................     185,529        61,899
  Deferred income taxes.....................................       9,697            --
  Other.....................................................      56,692        48,229
                                                              ----------    ----------
Total current assets........................................   2,343,014     2,357,075
Investments.................................................         433           433
Property, plant and equipment, net..........................     137,627       103,623
Buildings under capital lease, net..........................     393,550       333,770
Deferred income taxes.......................................      90,822        98,154
Other noncurrent assets.....................................      22,216        19,046
                                                              ----------    ----------
                                                              $2,987,662    $2,912,101
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current portion of obligations under capital leases.......  $   83,955    $   91,945
  Accounts payable and accrued expenses.....................     218,149       324,722
  Deferred income taxes.....................................          --         3,697
  Accrued income taxes......................................      27,665       106,234
                                                              ----------    ----------
Total current liabilities...................................     329,769       526,598
Obligations under capital leases, excluding current
  portion...................................................     638,842       546,897
Loans payable to affiliates, net............................   1,142,248       726,822
Other noncurrent liabilities................................      24,412        30,000
                                                              ----------    ----------
Total liabilities...........................................   2,135,271     1,830,317
Shareholders' equity:
  Common stock..............................................     246,000       246,000
  Retained earnings.........................................     606,391       835,784
                                                              ----------    ----------
Total shareholders' equity..................................     852,391     1,081,784
                                                              ----------    ----------
                                                              $2,987,662    $2,912,101
                                                              ==========    ==========

         2821

                BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,421,233    $5,267,402    $5,383,385
Operating costs and expenses...............................   5,066,242     4,965,530     4,912,005
                                                             ----------    ----------    ----------
Income from operations.....................................     354,991       301,872       471,380
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................    (164,496)     (150,859)     (128,884)
  Miscellaneous, net.......................................       3,863        (3,477)        1,255
                                                             ----------    ----------    ----------
Total other expense, net...................................    (160,633)     (154,336)     (127,629)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     194,358       147,536       343,751
Income tax expense (benefit)...............................      70,985        55,371       114,358
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     123,373        92,165       229,393
                                                             ----------    ----------    ----------
Net earnings...............................................     123,373        92,165       229,393
Retained earnings at beginning of period...................     390,853       514,226       606,391
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  514,226    $  606,391    $  835,784
                                                             ==========    ==========    ==========

         2822

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2823
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2824

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         2825

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         2826

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         2827

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         2828

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         2829

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         2830

                                                                         ANNEX B
                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                              TOTAL
                                                      NET INCOME                          SHAREHOLDERS'
                                         NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                        -----------   ---------    --------   ---------   -------------
Per Shareholders' Statement...........  $ 5,383,385    $229,393    $472,635    $574,026      $1,081,784
Adjustments to eliminate less than
  wholly-owned subsidiaries...........           --          --          --          --              --
                                        -----------    --------    --------    --------      ----------
Adjusted Shareholders' Statement......  $ 5,383,375     229,393     472,635     574,026       1,081,784
                                        ===========    --------    --------    --------      ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.......                       --          --          --
  Gain/loss on sale of securities.....                       --          --          --
  Impairment loss.....................                       --          --          --
  Equity in earnings of unconsolidated
     subsidiaries.....................                       --          --          --
  Gain/loss on discontinued
     operations.......................                       --          --          --
  Adjustment to tax expense...........                       --          --          --              --
                                                       --------    --------     -------
Total non-operating items.............                       --          --          --
                                                       --------    --------    --------
Other Adjustments:
  Adjustment for dividends received
     from other Belk entities.........                       --          --          --
  Adjustment for ownership in other
     Belk entities....................                                                             (433)
                                                       --------    --------    --------      ----------
Per Model.............................                 $229,393    $472,635    $574,026      $1,081,351
                                                       ========    ========    ========      ==========
COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
     Cash & cash equivalents..........  $   (29,313)
     Negative cash balances
       reclassified to accounts
       payable........................           --
     Receivables from affiliates,
       net............................      (61,899)
     Loans receivable from affiliates,
       net............................           --
  Liabilities
     Notes payable....................           --
     Current installments of long-term
       debt...........................           --
     Current portion of obligations
       under capital leases...........       91,945
     Payables to affiliates, net......           --
     Long-term debt, excluding current
       installments...................           --
     Obligations under capital leases,
       excluding current portion......      546,897
     Loans payable to affiliates,
       net............................      726,822
                                        -----------
Net debt (cash).......................    1,274,452
Adjustments to eliminate less than
  wholly-owned subsidiaries...........           --
                                        -----------
Per Model.............................  $ 1,274,452
                                        ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2831

                                                               SUPPLEMENT NO. 68
         2832

                BELK DEPARTMENT STORE OF WILKESBORO, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 11:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


     The Board of Directors recommends a vote FOR the following proposal:


     PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


    [ ]  FOR                         [ ]  AGAINST                 [  ]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

     THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                   Dated:                  ,1998
                                                          -----------------

                                                   -----------------------------
                                                             Signature

                                                   -----------------------------
                                                              Signature

                                                   Name(s) should be signed
                                                   exactly as shown to the left
                                                   hereof. Title should be added
                                                   if signing as executor,
                                                   administrator, trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 68
         2833

         BELK'S DEPARTMENT STORE, INCORPORATED OF AIKEN, SOUTH CAROLINA

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store, Incorporated of Aiken, South Carolina (the "Company"), to be held on April 15, 1998, at 5:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 44.8296 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 81,052 shares of New Belk Class A Common Stock which will represent approximately 0.1351% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (69)
         2834

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors

         2835

         BELK'S DEPARTMENT STORE, INCORPORATED OF AIKEN, SOUTH CAROLINA

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE, INCORPORATED OF AIKEN, SOUTH CAROLINA:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store, Incorporated of Aiken, South Carolina (the "Company") will be held on April 15, 1998, at 5:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 44.8296 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2836

                    BELK'S DEPARTMENT STORE, INCORPORATED OF
                             AIKEN, SOUTH CAROLINA

                               SUPPLEMENT NO. 69

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 69 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE, INCORPORATED OF AIKEN, SOUTH CAROLINA (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         2837

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1947. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 5:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 44.8296 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,600 shares of Common Stock outstanding held of record by 25 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 85.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2838

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks of the Company's uncertain prospects in its market. The Company's store is located in a market which has been severely impacted by recent job losses. The management of the Company is considering whether to relocate the Company's store in connection with reviewing its long term prospects in the market. The Merger would enable the Company to rely on New Belk to provide the capital necessary to effect any such relocation. If the Company does not participate in the Reorganization and is required to finance any such relocation of its store on its own, there can be no assurance that the Company would be able to obtain the financing necessary to do so.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,600 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer

         2839


restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common

         2840


Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or

         2841


decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         2842


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         2843


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         2844


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         2845


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         2846


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         2847


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         2848

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         2849

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         2850

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $6,016,679    $6,016,679      0.6       $499,952      $ 3,110,056
EBITDA................         999           999        7        499,952         (492,959)
EBIT..................    (194,724)     (194,724)      10        499,952       (2,447,192)
Net Income (loss).....    (170,490)     (170,490)      15             --       (2,557,350)
Book Equity...........   2,456,538     2,456,001        1             --        2,456,001

         2851

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 3,110,056
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 3,110,056
                                                                                       -----------

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          16.4444%          X        $ 3,110,056         =        $   511,430
Belk Enterprises,
  Inc.                         26.6667           X          3,110,056         =            829,349
Belk of Thomaston,
  Ga., Inc.                     6.6667           X          3,110,056         =            207,338
                                                                                       -----------
Total                                                                                  $ 1,548,117
                                                                                       ===========

Total Relative Value of Company                                                        $ 3,110,056
Total Relative Value of Company Owned by Other Belk Companies                 -          1,548,117
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,561,938
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 1,561,938             /          $1,156,226,577            =               .1351%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1351%               X         59,998,834)        /              1,808         =            44.8296


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2852

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $(47.36)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        682.37
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         43.04
  Dividends(2)..............................................         11.66
  Book value per share......................................        561.27


---------------


(1) Based on 3,600 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.


(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,600 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2853

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 6,925       $ 6,103       $ 6,017
Net income (loss)...........................................       (121)         (170)         (170)
Per common share
  Net income (loss)(1)......................................     (33.69)       (47.26)       (47.36)
  Dividends.................................................         --            --            --
  Book value(2).............................................     776.99        729.73        682.37
Total assets................................................      3,636         3,380         3,410
Shareholders' equity........................................      2,797         2,627         2,457

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,942        $3,895
Income (loss) from operations...............................      (324)          (97)

---------------


(1) Based on 3,600 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.


(2) Based on 3,600 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2854

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Aiken Mall in Aiken, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kerr group office in Norcross, Georgia.

     Facilities. The Company leases its store building, which contains approximately 68,000 square feet of floor area. The current term of the lease expires in 2009. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include J.B. White, Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2855

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     2,292           63.7%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f).................................................     1,984           55.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(e)(f).................................................     1,984           55.1%
John R. Belk (Director and Executive Officer) (b)(e)(f).....     1,984           55.1%
Henderson Belk (Director) (c)(d)............................        80            2.2%
Sarah Belk Gambrell (Director) (c)(d).......................       528           14.7%
Katherine Belk Morris (b)...................................       192            5.3%
Robert K. Kerr, Jr. (Director and Executive Officer)........         0               *
Belk Enterprises, Inc.......................................       960           26.7%
Belk of Thomaston, Ga., Inc. ...............................       240            6.7%
J. V. Properties............................................       592           16.4%
Montgomery Investment Company...............................       192            5.3%
All Directors and Executive Officers as a group (7
  persons)..................................................     3,064           85.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C., 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Belk Enterprises, Inc., Belk of Thomaston, Ga., Inc., J.V. Properties and Montgomery Investment Company -- 2801 West Tyvola Road, Charlotte, N.C., 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 192 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 84 shares held by Thomas M. Belk, Trustee, U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 60 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr., and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 20 shares held in several Trusts established by the Will of Mary I Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2856


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr., and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 960 shares held by Belk Enterprises, Inc. and 240 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of the directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(f) Includes 592 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

         2857

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2858

         BELK'S DEPARTMENT STORE, INCORPORATED OF AIKEN, SOUTH CAROLINA

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   74,841    $   70,998
  Accounts receivable, net..................................     891,972     1,046,419
  Merchandise inventory.....................................   1,472,944     1,459,218
  Deferred income taxes.....................................      24,276         9,340
  Other.....................................................      69,340        62,589
                                                              ----------    ----------
Total current assets........................................   2,533,373     2,648,564
Investments.................................................         537           537
Property, plant and equipment, net..........................     754,599       580,000
Deferred income taxes.......................................      78,946       171,569
Other noncurrent assets.....................................      12,609         8,841
                                                              ----------    ----------
                                                              $3,380,064    $3,409,511
                                                              ==========    ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  418,498    $  333,146
  Payables to affiliates, net...............................      87,172       170,950
                                                              ----------    ----------
Total current liabilities...................................     505,670       504,096
Loans payable to affiliates, net............................     200,000       400,000
Other noncurrent liabilities................................      47,366        48,877
                                                              ----------    ----------
Total liabilities...........................................     753,036       952,973
Shareholders' equity:
  Common stock..............................................     360,000       360,000
  Retained earnings.........................................   2,267,028     2,096,538
                                                              ----------    ----------
Total shareholders' equity..................................   2,627,028     2,456,538
                                                              ----------    ----------
                                                              $3,380,064    $3,409,511
                                                              ==========    ==========

         2859

         BELK'S DEPARTMENT STORE, INCORPORATED OF AIKEN, SOUTH CAROLINA

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $6,925,046    $6,103,254    $6,016,679
Operating costs and expenses...............................   6,998,793     6,294,807     6,211,668
                                                             ----------    ----------    ----------
Income from operations.....................................     (73,747)     (191,553)     (194,989)
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (44,291)      (46,765)      (53,453)
  Miscellaneous, net.......................................     (11,581)          626           265
                                                             ----------    ----------    ----------
Total other expense, net...................................     (55,872)      (46,139)      (53,188)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........    (129,619)     (237,692)     (248,177)
Income tax expense (benefit)...............................      (8,329)      (67,542)      (77,687)
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................    (121,290)     (170,150)     (170,490)
                                                             ----------    ----------    ----------
Net earnings...............................................    (121,290)     (170,150)     (170,490)
Retained earnings at beginning of period...................   2,558,468     2,437,178     2,267,028
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,437,178    $2,267,028    $2,096,538
                                                             ==========    ==========    ==========

         2860

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2861
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2862

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         2863

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         2864

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         2865

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2866

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         2867

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         2868

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                             NET INCOME                           SHAREHOLDERS'
                                                NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                                ----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement...................  $6,016,679    $(170,490)  $(194,724)   $    999      $2,456,538
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --           --          --          --              --
                                                ----------    ---------   ---------    --------      ----------
Adjusted Shareholders' Statement..............  $6,016,679     (170,490)   (194,724)        999       2,456,538
                                                ==========    ---------   ---------    --------      ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --          --
  Gain/loss on sale of securities.............
  Impairment loss.............................                       --          --          --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --          --
  Gain/loss on discontinued operations........                       --          --          --
  Adjustment to tax expense...................                       --          --          --
                                                              ---------   ---------    --------
Total non-operating items.....................                       --          --          --
                                                              ---------   ---------    --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --          --              --
  Adjustment for ownership in other Belk
    entities..................................                       --          --          --            (537)
                                                              ---------   ---------    --------      ----------
Per Model.....................................                $(170,490)  $(194,724)   $    999      $2,456,001
                                                              =========   =========    ========      ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (70,998)
    Negative cash balances reclassified to
      accounts payable........................          --
    Receivables from affilia tes, net.........          --
    Loans receivable from affiliates, net.....          --
  Liabilities
    Notes payable.............................          --
    Current installments of long-term debt....          --
    Current portion of obligations under
      capital leases..........................          --
    Payables to affiliates, net...............     170,950
    Long-term debt, excluding current
      installments............................          --
    Obligations under capital leases,
      excluding current portion...............          --
    Loans payable to affiliates, net..........     400,000
                                                ----------
Net debt (cash)...............................     499,952
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --
                                                ----------
Per Model.....................................  $  499,952
                                                ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2869

                                                               SUPPLEMENT NO. 69
         2870

         BELK'S DEPARTMENT STORE, INCORPORATED OF AIKEN, SOUTH CAROLINA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 5:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:
                                                                          , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 69
         2871

                              GALLANT-BELK COMPANY

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Gallant-Belk Company (the "Company"), to be held on April 15, 1998, at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 77.2144 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 1,190,723 shares of New Belk Class A Common Stock which will represent approximately 1.9846% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (70)
         2872

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2873

                              GALLANT-BELK COMPANY

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF GALLANT-BELK COMPANY:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Gallant-Belk Company (the "Company") will be held on April 15, 1998, at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 77.2144 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2874

                              GALLANT-BELK COMPANY

                               SUPPLEMENT NO. 70

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 70 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO GALLANT-BELK COMPANY (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................   F-1
  Unaudited Consolidated Balance Sheets.....................   F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................   F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2875

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1919. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 77.2144 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 21,312 shares of Common Stock outstanding held of record by 93 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 71.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2876

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 21,312 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         2877


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         2878


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         2879


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         2880


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         2881


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         2882


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         2883


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         2884


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         2885


     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         2886

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         2887

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2888

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                 NET DEBT        RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE     (CASH)     OPERATING VALUES
-----------            -----------    -----------    --------    --------    ----------------
Net Sales............  $21,710,930    $21,710,928      0.6       $116,541      $12,910,016
EBITDA...............    2,772,150      2,440,351        7        116,541       16,965,916
EBIT.................    2,208,048      1,876,249       10        116,541       18,645,949
Net Income...........    1,332,267      1,124,808       15             --       16,872,120
Book Equity..........   17,617,336      9,106,899        1             --        9,106,899

         2889

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Athens, Ga.,
  Inc.                         48.0552%          X        $14,290,078         =        $ 6,867,125
Belk's Department
  Store of
  Cartersville,
  Georgia,
  Incorporated                 15.2091           X          3,810,247         =            579,504
Belk of Cornelia,
  Ga., Inc.                     9.2014           X          4,947,119         =            455,204
Belk of Covington,
  Ga., Inc.                     4.7619           X          4,579,688         =            218,080
Belk of Dalton, Ga.,
  Inc.                          7.5973           X          8,605,064         =            653,753
Belk of Elberton,
  Ga., Inc.                    66.8023           X          1,662,410         =          1,110,528
Belk's Department
  Store of Greenwood,
  S.C., Inc.                    4.8951           X          8,472,623         =            414,743
Belk's Department
  Store of
  Hartsville, S.C.,
  Incorporated                  4.2576           X          3,783,866         =            161,102
Belk of Hartwell,
  Ga., Inc.                     6.1667           X          1,270,811         =             78,367
Belk of
  Lawrenceville, Ga.,
  Inc.                         11.5321           X          6,024,824         =            694,789
Belk of Monroe, Ga.,
  Inc.                          9.2838           X          1,961,637         =            182,114
Belk of Newnan, Ga.,
  Inc.                          6.5147           X          1,320,331         =             86,016
Belk of Seneca, S.C.,
  Inc.                         16.0606           X          4,287,122         =            688,538
Belk of Spartanburg,
  S.C., Inc.                    2.0495           X         10,010,262         =            205,160
Belk of Thomson, Ga.,
  Inc.                         12.7566           X          1,433,519         =            182,868
Belk of Toccoa, Ga.,
  Inc.                          4.8043           X          4,349,985         =            208,986
Belk of Washington,
  Ga., Inc.                     9.9420           X          1,274,815         =            126,742
Belk of Canton, Ga.,
  Inc.                          6.9011           X          2,207,655         =            152,352
                                                                                       -----------
Total                                                                                  $13,065,973
                                                                                       ===========

Relative Operating Value of Company                                                    $18,645,949
Relative Operating Value of Other Companies Owned by Company                  +         13,065,973
                                                                                       -----------
Total Relative Value of Company                                               =        $31,711,921
                                                                                       ===========

         2890

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           2.5103%          X        $31,711,921         =        $   796,064
Belk Enterprises,
  Inc.                           .7789           X         31,711,921         =            247,004
Belk's Department
  Store of Boone,
  North Carolina,
  Incorporated                  4.5702           X         31,711,921         =          1,449,298
Belk's Department
  Store of Florence,
  S.C., Incorporated            4.1761           X         31,711,921         =          1,324,322
Belk of Elberton,
  Ga., Inc.                      .3519           X         31,711,921         =            111,594
Matthews-Belk,
  Company                        .2018           X         31,711,921         =             63,995
Belk of LaGrange,
  Ga., Inc.                     5.6306           X         31,711,921         =          1,785,571
Belk of Orangeburg,
  S.C., Inc.                    5.1989           X         31,711,921         =          1,648,671
Belk of Waycross,
  Ga., Inc.                     4.2230           X         31,711,921         =          1,339,194
                                                                                       -----------
Total                                                                                  $ 8,765,714
                                                                                       ===========

Total Relative Value of Company                                                        $31,711,816
Total Relative Value of Company Owned by Other Belk Companies                 -          8,765,714
                                                                                       -----------
Net Relative Value of Company                                                 =        $22,946,207
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $22,946,207             /          $1,156,226,577            =              1.9846%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.9846%               X         59,998,834)        /             15,421         =            77.2144


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2891

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 62.73
  Dividends(2)..............................................         14.00
  Book value per share(3)...................................        829.56
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         74.13
  Dividends(2)..............................................         20.08
  Book value per share......................................        966.72


---------------

(1) Based on 21,237 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 21,237 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying the pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2892

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $22,272       $21,758       $21,711
Net income..................................................      1,249         1,177         1,332
Per common share
  Net income (loss)(1)......................................      58.76         55.40         62.73
  Dividends.................................................       9.00         12.51         14.00
  Book value(2).............................................     732.97        778.04        829.56
Total assets................................................     23,208        21,950        21,771
Shareholders' equity........................................     15,585        16,523        17,617

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $14,723       $14,374
Income from operations......................................      1,049         1,012

---------------


(1) Based on 21,262, 21,249.50 and 21,237 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 21,262, 21,237 and 21,237 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         2893

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Anderson Mall in Anderson, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina. The Company also operates the Long group office, which provides buying, advertising, accounting, personnel and other services to the stores in the Long group area. The Company also owns 48% of the capital stock of Belk of Athens, Georgia, Inc.

     Facilities. The Company owns the store property and building, which contains approximately 128,000 square feet of floor area, together with an adjacent parking area. The Company believes the facility is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Sears, Penney, Upton's and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2894

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     10,321          48.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(e)(f)(g)...........................................      7,005          32.9%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(e)(f)(h)...........................................      6,804          31.9%
John R. Belk (Director and Executive Officer)
  (a)(c)(e)(f)(i)...........................................      6,649          31.2%
Henderson Belk (Director) (d)...............................      1,080           5.1%
Sarah Belk Gambrell (Director) (d)..........................      2,830          13.3%
David Belk Cannon (Director) (l)............................      1,120           5.3%
James K. Glenn, Jr. (Director) (k)..........................      1,088           5.1%
James K. Glenn, Jr. Trustee Under Will of Daisy Belk
  Mattox....................................................      1,088           5.1%
Leroy Robinson (Director) (a)(c)............................        640           3.0%
Katherine McKay Belk (a)(c)(j)..............................      1,610           7.6%
B. Neal Long (Director and Executive Officer)...............         76              *
Belk of LaGrange, Ga., Inc..................................      1,200           5.6%
Belk of Orangeburg, S.C., Inc...............................      1,108           5.2%
All Directors and Executive Officers as a group (10
  persons)..................................................     15,220          71.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine McKay Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; Belk of LaGrange, Ga., Inc. and Belk of Orangeburg, S.C. Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.



(a) Includes 166 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Represented by 110 shares held by Claudia W. Belk, Tr. U/A f/b/o Mary Claudia Belk. Claudia W. Belk is John M. Belk's wife.

(c) Includes 474 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 1,080 shares held in several trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power

         2895


     of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 166 shares held by Belk Enterprises, Inc., 974 shares held by Belk Department Store of Boone, North Carolina, Incorporated, 75 shares held by Belk of Elberton, Ga., Inc., 890 shares held by Belk's Department Store of Florence, S.C., Incorporated, 43 shares held by Matthews-Belk Company, 1,200 shares held by Belk of LaGrange, Ga., Inc., 1,108 shares held by Belk of Orangeburg, S.C., and 900 shares held by Belk of Waycross, Ga., Inc. which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 535 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 57 shares held by Thomas M. Belk, Jr., as custodian for his minor children and 251 shares held as custodian for the minor children of his brother, H. W. McKay Belk, and 79 shares held by Thomas M. Belk's wife, Sarah F. Belk.

(h) Includes 42 shares held by H. W. McKay Belk as custodian for his minor children, and 79 shares held by his wife, Nina F. Belk.

(i) Includes 39 shares held by John R. Belk as custodian for his minor children, and 79 shares held by his wife, Kimberly D. Belk.

(j) Includes 686 shares held by Katherine M. Belk as custodian for her minor grandchildren.

(k) Includes 1,088 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox. Voting and investment power is vested in James K. Glenn, Jr., the Trustee.

(l) Includes 392 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

         2896

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................   F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         2897

                              GALLANT-BELK COMPANY

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 5,344,084   $ 1,561,876
  Accounts receivable, net..................................    3,587,741     3,836,197
  Merchandise inventory.....................................    3,149,779     3,434,625
  Receivable from affiliates, net...........................           --       128,771
  Deferred income taxes.....................................       44,513            --
  Other.....................................................      214,675       194,753
                                                              -----------   -----------
Total current assets........................................   12,340,792     9,156,222
Loans receivable from affiliates, net.......................      811,154        29,154
Investments.................................................    4,597,796     8,780,115
Property, plant and equipment, net..........................    4,147,256     3,770,705
Other noncurrent assets.....................................       52,689        34,738
                                                              -----------   -----------
                                                              $21,949,687   $21,770,934
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $   280,000   $   280,000
  Accounts payable and accrued expenses.....................    1,590,808     1,718,377
  Payables to affiliates, net...............................    1,590,567            --
  Deferred income taxes.....................................           --         7,036
  Accrued income taxes......................................      104,683        55,437
                                                              -----------   -----------
Total current liabilities...................................    3,566,058     2,060,850
Deferred income taxes.......................................      141,437       154,703
Long-term debt, excluding current installments..............      910,000     1,091,322
Other noncurrent liabilities................................      476,471       511,852
                                                              -----------   -----------
Total liabilities...........................................    5,093,966     3,818,727
Minority interest...........................................      332,467       334,871
Shareholders' equity:
  Common stock..............................................    2,123,700     2,123,700
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................      148,763       207,896
  Retained earnings.........................................   14,250,791    15,285,740
                                                              -----------   -----------
Total shareholders' equity..................................   16,523,254    17,617,336
                                                              -----------   -----------
                                                              $21,949,687   $21,770,934
                                                              ===========   ===========

         2898

                              GALLANT-BELK COMPANY

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $22,484,083   $21,956,060   $21,911,756
Less: Leased Sales......................................      212,002       197,830       200,826
                                                          -----------   -----------   -----------
Net sales...............................................   22,272,081    21,758,230    21,710,930
Operating costs and expenses............................   20,690,583    20,291,573    19,851,131
                                                          -----------   -----------   -----------
Income from operations..................................    1,581,498     1,466,657     1,859,799
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................       26,285        71,931      (125,605)
  Dividend income.......................................       17,186        21,008        32,990
  Gain (loss) on disposal of property, plant and
     equipment..........................................        4,081        (9,148)        2,719
  Gain (loss) on sale of securities.....................           --            --          (340)
  Miscellaneous, net....................................          593        13,403         3,410
                                                          -----------   -----------   -----------
Total other expense, net................................       48,145        97,194       (86,826)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,629,643     1,563,851     1,772,973
Income tax expense (benefit)............................      579,171       572,742       638,693
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    1,050,472       991,109     1,134,280
Equity in earnings (loss) of unconsolidated entity, net
  of tax................................................      207,879       194,320       208,223
Minority interest in (earnings) loss of unconsolidated
  subsidiaries..........................................        9,073         8,223        10,236
                                                          -----------   -----------   -----------
Net earnings............................................    1,249,278     1,177,206     1,332,267
Retained earnings at beginning of period................   12,296,657    13,354,577    14,250,791
Dividends paid..........................................     (191,358)     (265,775)     (297,318)
Retained earnings adjustments...........................           --       (15,217)           --
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $13,354,577   $14,250,791   $15,285,740
                                                          ===========   ===========   ===========

         2899

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2900
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2901

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         2902

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         2903

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         2904

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2905

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         2906

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         2907

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $21,710,928   $1,332,267   $2,208,047   $2,772,150    $17,617,336
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --     (146,110)    (237,695)    (237,696)      (456,317)
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............  $21,710,928    1,186,157    1,970,352    2,534,454     17,161,019
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                    (1,773)      (2,719)      (2,719)
  Gain/loss on sale of securities...........                       222          340          340
  Impairment loss...........................                        --           --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                        --           --           --
  Gain/loss on discontinued operations......                        --           --           --
  Adjustment to tax expense.................                        --           --           --             --
                                                            ----------   ----------   ----------
Total non-operating items...................                    (1,551)      (2,379)      (2,379)
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                   (59,798)     (91,724)     (91,724)
  Adjustment for ownership in other Belk
    entities................................                                                         (8,054,120)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $1,124,808   $1,876,249   $2,440,351    $ 9,106,899
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(1,561,876)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........     (128,771)
    Loans receivable from affiliates, net...      (29,154)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................      280,000
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................    1,091,322
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................     (348,479)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................      465,020
                                              -----------
Per Model...................................  $   116,541
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2908

                                                               SUPPLEMENT NO. 70
         2909

                              GALLANT-BELK COMPANY
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 3:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                   Dated:                  ,1998
                                                         ------------------

                                                   -----------------------------
                                                             Signature

                                                   -----------------------------
                                                             Signature

                                                   Name(s) should be signed
                                                   exactly as shown to the left
                                                   hereof. Title should be added
                                                   if signing as executor,
                                                   administrator, trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 70
         2910

                BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Batesburg, S.C., Inc. (the "Company"), to be held on April 16, 1998, at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 49.0796 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 33,914 shares of New Belk Class A Common Stock which will represent approximately 0.0565% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (71)
         2911

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2912

                BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Batesburg, S.C., Inc. (the "Company") will be held on April 16, 1998, at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 49.0796 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2913

                BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC.

                               SUPPLEMENT NO. 71

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 71 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2914

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1935. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 49.0796 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 978 shares of Common Stock outstanding held of record by 22 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 87.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2915

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,080 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         2916


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         2917


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         2918


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         2919


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         2920


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         2921


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         2922


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         2923


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         2924

     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         2925

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         2926

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         2927

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                 NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE     (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ---------    ----------------
Net Sales............  $   588,186    $   588,186       0.6      $(543,511)     $   896,422
EBITDA...............       (7,329)        (7,870)        7       (543,511)         488,421
EBIT.................      (17,318)       (17,858)       10       (543,511)         364,931
Net Income...........       11,251         10,803        15             --          162,045
Book Equity..........      840,556        828,820         1             --          828,820

         2928

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Rhodes Company
  of Carrollton, Ga.             .2315%          X        $10,536,260         =        $    24,391
Howard's Department
  Store of Columbia,
  S.C., Inc.                     .1389%          X          3,010,794         =              4,182
                                                                                       -----------
Total                                                                                  $    28,573
                                                                                       ===========

Relative Operating Value of Company                                                    $   896,422
Relative Operating Value of Other Companies Owned by Company                  +             28,573
Total Relative Value of Company                                               =        $   924,996
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          2.4540%          X        $   924,996         =        $    22,699
Belk's Department
  Store of Florence,
  S.C., Incorporated           26.8916%          X            924,996         =            248,746
                                                                                       -----------
Total                                                                                  $   271,446
                                                                                       ===========

Total Relative Value of Company                                                        $   924,996
Total Relative Value of Company Owned by Other Belk Companies                 -            271,446
                                                                                       -----------
Net Relative Value of Company                                                 =        $   653,550
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   653,550             /          $1,156,226,577            =               .0565%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0565%               X         59,998,834)        /                691         =            49.0796


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2929

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 11.50
  Dividends(2)..............................................         10.00
  Book value per share(3)...................................        859.46
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         47.12
  Dividends(2)..............................................         12.76
  Book value per share......................................        614.48


---------------

(1) Based on 978 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 978 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2930

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $  535        $  590        $  588
Net income (loss)...........................................         8            (3)           11
Per common share
  Net income (loss)(1)......................................      8.23         (3.22)        11.50
  Dividends.................................................      5.00          5.00         10.00
  Book value(2).............................................    860.22        855.23        859.46
Total assets................................................       930           946           947
Shareholders' equity........................................       841           836           841

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $  393        $  376
Income (loss) from operations...............................       (25)            6

---------------


(1) Based on 978 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 978 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2931

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in downtown Batesburg, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company owns one half of the building in which it is located. The building contains approximately 17,000 square feet of floor area. It leases the other half on a month-to-month basis. The Company believes the building is adequate to meet its current needs, but the Company's management is studying the long-term profitability of continuing to operate in the Batesburg market.

     Competition. Specific competitors in the Company's market include the retail stores in nearby Columbia, South Carolina.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2932

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      577            59.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(f).................................................      412            42.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(f).................................................      414            42.3%
John R. Belk (Director and Executive Officer) (b)(d)(f).....      422            43.1%
Henderson Belk (e)..........................................       60             6.1%
Sarah Belk Gambrell (Director) (e)..........................      280            28.6%
Leroy Robinson (b)(d).......................................      110            11.2%
Katherine McKay Belk (b)(d).................................      110            11.2%
Katherine Belk Morris (b)(d)................................      126            12.9%
B. Neal Long (Executive Officer)............................        0                *
Thomas M. Belk, Trustee U/A dated September 15, 1993........       90             9.2%
Belk's Department Store of Florence, S.C. Incorporated......      263            26.9%
Montgomery Investment Company...............................       52             5.3%
All Directors and Executive Officers as a group (6
  persons)..................................................      854            87.3%


---------------

* Less than 1% of the outstanding Common Stock.


     The business addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Belk's Department Store of Florence, S.C., Incorporated and Montgomery Investment Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 52 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 20 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.



(c) Includes 5 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.



(d) Includes 90 shares held in trust by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr.,
     H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         2933


(e) Includes 60 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk



(f) Includes 24 shares held by Belk Enterprises, Inc. and 263 shares held by Belk's Department Store of Florence, S.C., Incorporated, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         2934

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2935

                BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 95,383      $  8,203
  Accounts receivable, net..................................     73,051        89,676
  Merchandise inventory.....................................    154,546       142,468
  Receivable from affiliates, net...........................      2,424        54,317
  Refundable income taxes...................................        964            --
  Deferred income taxes.....................................        290            --
  Other.....................................................     10,096         8,031
                                                               --------      --------
Total current assets........................................    336,754       302,695
Loans receivable from affiliates, net.......................    475,000       500,000
Investments.................................................     17,513        20,821
Property, plant and equipment, net..........................     54,050        40,496
Deferred income taxes.......................................      5,647         6,581
Other noncurrent assets.....................................     57,407        76,898
                                                               --------      --------
                                                               $946,371      $947,491
                                                               ========      ========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................   $ 56,937      $ 34,224
  Deferred income taxes.....................................         --         1,329
  Accrued income taxes......................................         --           255
                                                               --------      --------
Total current liabilities...................................     56,937        35,808
Long-term debt, excluding current installments..............         --        19,011
Other noncurrent liabilities................................     53,021        52,116
                                                               --------      --------
Total liabilities...........................................    109,958       106,935
Shareholders' equity:
  Common stock..............................................     97,800        97,800
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................      3,154         5,826
  Retained earnings.........................................    735,459       736,930
                                                               --------      --------
Total shareholders' equity..................................    836,413       840,556
                                                               --------      --------
                                                               $946,371      $947,491
                                                               ========      ========

         2936

                BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                           JANUARY 31    FEBRUARY 3,   FEBRUARY 1,
                                                              1995          1996          1997
                                                           -----------   -----------   -----------
Net sales................................................  $  535,310    $  589,579    $  588,185
Operating costs and expenses.............................     554,084       614,327       608,646
                                                           ----------    ----------    ----------
Income from operations...................................     (18,774)      (24,748)      (20,461)
                                                           ----------    ----------    ----------
Other income (expense):
  Interest, net..........................................      24,510        27,162        30,837
  Dividend income........................................         598           837           742
  Miscellaneous, net.....................................        (482)       (5,509)        2,401
                                                           ----------    ----------    ----------
Total other expense, net.................................      24,626        22,490        33,980
                                                           ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities......       5,852        (2,258)       13,519
Income tax expense (benefit).............................      (2,198)          892         2,268
                                                           ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities....................       8,050        (3,150)       11,251
                                                           ----------    ----------    ----------
Net earnings.............................................       8,050        (3,150)       11,251
Retained earnings at beginning of period.................     740,339       743,499       735,459
Dividends paid...........................................      (4,890)       (4,890)       (9,780)
                                                           ----------    ----------    ----------
Retained earnings at end of period.......................  $  743,499    $  735,459    $  736,930
                                                           ==========    ==========    ==========

         2937

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2938
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2939

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         2940

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         2941

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         2942

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2943

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         2944

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         2945

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $   588,186    $ 11,251    $(17,318)  $ (7,329)    $  840,556
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $   588,186      11,251     (17,318)    (7,329)       840,556
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                     (449)       (540)      (540)
  Adjustment for ownership in other Belk
    entities..................................                                                        (11,737)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $ 10,802    $(17,858)  $ (7,869)    $  828,819
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $    (8,205)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........      (54,317)
    Loans receivable from affiliates, net.....     (500,000)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................       19,100
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (543,511)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (543,511)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2946

                                                               SUPPLEMENT NO. 71
         2947

                BELK'S DEPARTMENT STORE OF BATESBURG, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 8:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 71
         2948

         BELK-SIMPSON COMPANY, INCORPORATED OF BEAUFORT, SOUTH CAROLINA

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Company, Incorporated of Beaufort, South Carolina (the "Company"), to be held on April 16, 1998, at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 148.8005 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 312,779 shares of New Belk Class A Common Stock which will represent approximately 0.5213% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (72)
         2949

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2950

         BELK-SIMPSON COMPANY, INCORPORATED OF BEAUFORT, SOUTH CAROLINA

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON COMPANY, INCORPORATED OF
BEAUFORT, SOUTH CAROLINA:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Company, Incorporated of Beaufort, South Carolina (the "Company") will be held on April 16, 1998, at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 148.8005 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2951

                       BELK-SIMPSON COMPANY, INCORPORATED
                          OF BEAUFORT, SOUTH CAROLINA

                               SUPPLEMENT NO. 72

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 72 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON COMPANY, INCORPORATED OF BEAUFORT, SOUTH CAROLINA (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         2952

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1946. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 148.8005 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,520 shares of Common Stock outstanding held of record by 17 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 71.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2953

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 330 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BBS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 5,040 shares of Common Stock.

         2954


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the

         2955


underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and

         2956


the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         2957


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         2958


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         2959


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         2960


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         2961


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         2962


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         2963

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         2964

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         2965

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Net Sales............  $ 6,731,203    $ 6,731,203       0.6      $(1,922,628)     $ 5,961,350
EBITDA...............      651,746        651,746         7       (1,922,628)       6,484,850
EBIT.................      530,349        530,349        10       (1,922,628)       7,226,118
Net Income...........      373,328        373,328        15               --        5,599,920
Book Equity..........    5,560,952      5,560,749         1               --        5,560,749

         2966

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $7,226,118
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $7,226,118
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          16.3492%          X        $7,226,118          =        $1,181,412
Belk Enterprises,
  Inc.                           .2381%          X         7,226,118          =            17,205
                                                                                       ----------
Total                                                                                  $1,198,618
                                                                                       ==========
Total Relative Value of Company                                                        $7,226,118
Total Relative Value of Company Owned by Other Belk Companies                 -         1,198,618
                                                                                       ----------
Net Relative Value of Company                                                 =        $6,027,500
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $6,027,500              /          $1,156,226,577            =               .5213%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.5213%               X         59,998,834)        /              2,102         =           148.8005


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         2967

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  148.15
  Dividends(2)..............................................          30.00
  Book value per share(3)...................................       2,206.73
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         142.85
  Dividends(2)..............................................          38.69
  Book value per share......................................       1,862.98


---------------

(1) Based on 2,520 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,520 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         2968

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  6,326      $  6,452      $  6,731
Net income..................................................        256           247           373
Per common share
  Net income (loss)(1)......................................     101.57         97.86        148.15
  Dividends.................................................      30.00         40.00         30.00
  Book value(2).............................................   1,861.40      2,051.24      2,206.73
Total assets................................................      5,887         6,421         7,106
Shareholders' equity........................................      4,691         5,169         5,561

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $4,687        $5,084
Income from operations......................................       262           271

---------------


(1) Based on 2,520 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,520 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         2969

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store at Jean Ribaut Square in Beaufort, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Nipper group office in Summerville, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 51,000 square feet of floor area. The current term of the lease expires in 2005. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, K-Mart and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         2970

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     1,018           40.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................       688           27.3%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................       688           27.3%
John R. Belk (Director and Executive Officer) (a)(c)(d).....       688           27.3%
Henderson Belk (b)..........................................        60            2.4%
Sarah Belk Gambrell (Director) (b)..........................       718           28.5%
John A. Kuhne (Director) (e)................................       120            4.8%
Lucy Simpson Kuhne (f)......................................       240            9.5%
Leroy Robinson (a)..........................................       270           10.7%
Katherine McKay Belk (a)....................................       270           10.7%
Katherine Belk Morris (a)...................................       270           10.7%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       270           10.7%
J.V. Properties.............................................       412           16.3%
Mary E. S. Hanahan..........................................       330           13.1%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Officer).....................................         0               *
Bob Webster (Officer).......................................         0               *
All Directors and Executive Officers as a group (7
  persons)..................................................     1,796           71.3%


---------------

* Less than 1% of the outstanding Common Stock.


     The business addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne and Lucy S. Kuhne -- 14 S. Main Street, Greenville, S.C. 29601; Mary E. S. Hanahan -- P.O. Box 1294, Charleston, S.C. 29402; Thomas A. Nipper, Lars Petersen and Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Thomas M. Belk, Trustee U/A dated September 15, 1993 and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 270 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 60 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W.
     H. Belk, Jr. and Irwin Belk.

         2971


(c) Includes 6 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 412 shares of J. V. Properties, a partnership. The Board of Manager, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e)  Includes 120 shares held by John A. Kuhne's wife, Lucy Simpson Kuhne.

(f) Includes 120 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.

         2972

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         2973

        BELK'S-SIMPSON COMPANY, INCORPORATED OF BEAUFORT, SOUTH CAROLINA

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                 ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   36,082    $  419,283
  Accounts receivable, net..................................     912,553     1,116,570
  Merchandise inventory.....................................   1,174,166     1,138,958
  Receivable from affiliates, net...........................   1,409,425     1,498,346
  Deferred income taxes.....................................      15,926         8,729
  Other.....................................................      64,441        66,679
                                                              ----------    ----------
Total current assets........................................   3,612,593     4,248,565
Loans receivable from affiliates, net.......................       4,999         4,999
Investments.................................................   2,324,794     2,474,856
Property, plant and equipment, net..........................     448,038       350,998
Other noncurrent assets.....................................      30,961        26,556
                                                              ----------    ----------
                                                              $6,421,385    $7,105,974
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  335,820    $  510,467
  Accrued income taxes......................................      15,334        91,865
                                                              ----------    ----------
Total current liabilities...................................     351,154       602,332
Deferred income taxes.......................................     847,700       880,487
Other noncurrent liabilities................................      53,396        62,203
                                                              ----------    ----------
Total liabilities...........................................   1,252,250     1,545,022
Shareholders' equity:
  Common stock..............................................     252,000       252,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................   1,402,841     1,496,930
  Retained earnings.........................................   3,514,294     3,812,022
                                                              ----------    ----------
Total shareholders' equity..................................   5,169,135     5,560,952
                                                              ----------    ----------
                                                              $6,421,385    $7,105,974
                                                              ==========    ==========

         2974

        BELK'S-SIMPSON COMPANY, INCORPORATED OF BEAUFORT, SOUTH CAROLINA

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                           JANUARY 31    FEBRUARY 3,   FEBRUARY 1,
                                                              1995          1996          1997
                                                           -----------   -----------   -----------
Net sales................................................  $6,326,051    $6,452,337    $6,731,203
Operating costs and expenses.............................   6,007,380     6,171,388     6,255,946
                                                           ----------    ----------    ----------
Income from operations...................................     318,671       280,949       475,257
                                                           ----------    ----------    ----------
Other income (expense):
  Interest, net..........................................      34,757        55,839        34,727
  Dividend income........................................      46,014        49,245        53,022
  Gain (loss) on disposal of property, plant and
     equipment...........................................        (330)        1,273            --
  Miscellaneous, net.....................................     (10,697)       (4,554)        2,069
                                                           ----------    ----------    ----------
Total other expense, net.................................      69,744       101,803        89,818
                                                           ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities......     388,415       382,752       565,075
Income tax expense (benefit).............................     132,465       136,146       191,747
                                                           ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities....................     255,950       246,606       373,328
                                                           ----------    ----------    ----------
Net earnings.............................................     255,950       246,606       373,328
Retained earnings at beginning of period.................   3,188,138     3,368,488     3,514,294
Dividends paid...........................................     (75,600)     (100,800)      (75,600)
                                                           ----------    ----------    ----------
Retained earnings at end of period.......................  $3,368,488    $3,514,294    $3,812,022
                                                           ==========    ==========    ==========

         2975

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         2976
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         2977

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         2978

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         2979

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         2980

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2981

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         2982

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         2983

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 6,731,203     $373,328   $530,349    $651,746      $5,560,952
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --           --         --          --              --
                                                -----------     --------   --------    --------      ----------
Adjusted Shareholders' Statement..............  $ 6,731,203      373,328    530,349     651,746       5,560,952
                                                ===========     --------   --------    --------      ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                        --         --          --
  Gain/loss on sale of securities.............                        --         --          --
  Impairment loss.............................                        --         --          --
  Equity in earnings of unconsolidated
    subsidiaries..............................                        --         --          --
  Gain/loss on discontinued operations........                        --         --          --
  Adjustment to tax expense...................                        --         --          --              --
                                                                --------   --------    --------
Total non-operating items.....................                        --         --          --
                                                                --------   --------    --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                        --         --          --
  Adjustment for ownership in other Belk
    entities..................................                                                             (203)
                                                                --------   --------    --------      ----------
Per Model.....................................                  $373,328   $530,349    $651,746      $5,560,749
                                                                ========   ========    ========      ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (419,283)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,498,346)
    Loans receivable from affiliates, net.....       (4,999)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,922,628)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,922,628)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         2984

                                                               SUPPLEMENT NO. 72
         2985

         BELK-SIMPSON COMPANY, INCORPORATED OF BEAUFORT, SOUTH CAROLINA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 5:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:

                                                                          , 1998
                                                --------------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 72
         2986

             BELK'S DEPARTMENT STORE OF CAMDEN, S.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Camden, S.C., Incorporated (the "Company"), to be held on April 16, 1998, at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 82.4755 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 492,049 shares of New Belk Class A Common Stock which will represent approximately 0.8201% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (73)
         2987

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         2988

             BELK'S DEPARTMENT STORE OF CAMDEN, S.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF CAMDEN, S.C.,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Camden, S.C., Incorporated (the "Company") will be held on April 16, 1998, at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 82.4755 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         2989

             BELK'S DEPARTMENT STORE OF CAMDEN, S.C., INCORPORATED

                               SUPPLEMENT NO. 73

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 73 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF CAMDEN, S.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/ PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................  F-1
  Unaudited Consolidated Balance Sheets.....................  F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................  F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................  B-1

         2990

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1935. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 82.4755 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 7,426 shares of Common Stock outstanding held of record by 48 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 56.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         2991

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 480 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 14,860 shares of Common Stock.

         2992


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the

         2993


underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and

         2994


the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         2995


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         2996


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         2997


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         2998


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         2999


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         3000


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         3001

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         3002

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         3003

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Net Sales............  $10,870,410    $10,870,410       0.6      $(1,026,373)     $ 7,548,619
EBITDA...............    1,268,532      1,267,148         7       (1,026,373)       9,896,409
EBIT.................    1,079,013      1,077,628        10       (1,026,373)      11,802,653
Net Income...........      694,647        693,759        15               --       10,406,385
Book Equity..........    5,967,142      5,966,639         1               --        5,966,639

         3004

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $11,802,653
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $11,802,653
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          11.4193%          X        $11,802,653         =        $ 1,347,780
Belk Enterprises,
  Inc.                           .7541%          X         11,802,653         =             89,004
Belk-Simpson Company,
  Greenville, South
  Carolina                      7.3256%          X         11,802,653         =            864,615
Belk of Orangeburg,
  S.C., Inc.                     .1616%          X         11,802,653         =             19,073
                                                                                       -----------
Total                                                                                  $ 2,320,472
                                                                                       ===========
Total Relative Value of Company                                                        $11,802,653
Total Relative Value of Company Owned by Other Belk Companies                 -          2,320,472
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 9,482,180
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 9,482,180             /          $1,156,226,577            =               .8201%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.8201%               X         59,998,834)        /              5,966         =            82.4755


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3005

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   93.54
  Dividends(2)..............................................          12.00
  Book value per share(3)...................................         803.55
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          79.18
  Dividends(2)..............................................          21.44
  Book value per share......................................       1,032.59


---------------

(1) Based on 7,426 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 7,426 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3006

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $10,455       $10,618       $10,870
Net income..................................................        478           476           695
Per common share
  Net income (loss)(1)......................................      64.30         64.07         93.54
  Dividends.................................................       7.50         10.00         12.00
  Book value(2).............................................     642.26        715.55        803.55
Total assets................................................      5,800         6,314         7,176
Shareholders' equity........................................      4,769         5,314         5,967

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              --------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                 1996           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................    $7,331         $7,542
Income from operations......................................       578            784

---------------


(1) Based on 7,426 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 7,426 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3007

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in downtown Camden, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus.

     In addition, the Company owns 100% of the capital stock of Belk-Simpson Company of Somerset, Kentucky, Incorporated, a Kentucky corporation ("Belk Somerset"). Belk Somerset operates a retail department store in Somerset Mall in Somerset, Kentucky. The department store operated by Belk Somerset generally operates in a manner consistent with the operations of the Belk Companies' retail department store business.

     The stores are managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Facilities. The Company owns the downtown Camden store building, which contains approximately 51,000 square feet of floor area, together with an adjacent parking area. The Company's management believes that a relocation of the existing downtown store to a shopping center site may be necessary to the long-term viability of the Company's business in Camden. Belk Somerset owns its store property and building, which contains approximately 58,000 square feet of floor area, together with an adjacent parking area. The Company believes the Somerset facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Camden market include Wal-Mart and Goody's. Specific competitors in Belk Somerset's market include Wal-Mart, Penney and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3008

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g).....................................     2,852           38.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e)(g)(h)...........................................     1,525           20.5%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e)(g)(i)...........................................     1,527           20.6%
John R. Belk (Director and Executive Officer)
  (b)(c)(e)(g)(j)...........................................     1,499           20.2%
Henderson Belk (Director) (d)...............................       106            1.4%
Sarah Belk Gambrell (Director) (d)..........................       908           12.2%
Leroy Robinson (b)(c).......................................       551            7.4%
Katherine McKay Belk (b)(c)(l)..............................       557            7.5%
Katherine Belk Morris (b)(c)(k).............................       635            8.6%
John A. Kuhne (Director and Executive Officer) (f)(p).......       912           12.3%
Lucy S. Kuhne (m)(n)........................................     1,172           15.8%
Kate Simpson (m)(n).........................................     1,392           18.7%
Claire Efird Russo (m)(n)...................................       804           10.8%
Mary E. S. Hanahan..........................................       480            6.5%
R. E. Greiner (Director and Executive Officer)..............         0               *
Welch Bostick, Jr. (Executive Officer)......................         0               *
John A. Hagins, Jr. (o).....................................       380            5.1%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       521            7.0%
J.V. Properties.............................................       848           11.4%
Belk-Simpson Company, Greenville, South Carolina............       544            7.3%
Simpson Enterprises, Inc. ..................................       588            7.9%
Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and
  Hazel M. Efird as Personal Representative of the Estate of
  William Henry Belk Simpson, Deceased......................       804           10.8%
All Directors and Executive Officers as a group (8
  persons)..................................................     4,224           56.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy S. Kuhne, Kate Simpson, Claire E. Russo, R. E. Greiner and Welch Bostick, Jr. -- 14
S. Main Street, Greenville, S.C. 29601; Mary E. S. Hanahan, P.O. Box 1294, Charleston, S.C. 29402; John A. Hagins, Jr. -- P.O. Box 2343, Greenville, S.C. 29602-2343; Kate Simpson, Simpson Enterprises, Inc. and the Estate of William Henry Belk Simpson -- P.O. Box 17433, Greenville, S.C. 29606; J.V. Properties, Belk-Simpson Company, Greenville, South Carolina and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

         3009

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 360 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 30 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

(c) Includes 521 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d)  Includes 80 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 56 shares held by Belk Enterprises, Inc. and 12 shares held by Belk of Orangeburg, S.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(f) Includes 544 shares held by Belk-Simpson Company, Greenville, South Carolina, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such corporation at the annual meeting of directors held in March, 1998. The Executive Committee of such corporation consists of John
     M. Belk and John A. Kuhne.


(g) Includes 848 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(h) Includes 40 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 12 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(i) Includes 60 shares held by H. W. McKay Belk as custodian for his minor children.

(j) Includes 20 shares held by John R. Belk as custodian for his minor children.

(k) Includes 60 shares held by Katherine Belk Morris as custodian for her minor children.

(l) Includes 6 shares held by Katherine M. Belk as custodian for her minor grandchildren.

(m) Includes 804 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(n) Includes 588 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(o)  Includes 20 shares owned by Money Purchase Plan of John A. Hagins, Jr.,
     P.A.

(p)  Includes 368 shares held by John A. Kuhne's wife, Lucy S. Kuhne.

         3010

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................   F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         3011

             BELK'S DEPARTMENT STORE OF CAMDEN, S.C., INCORPORATED

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  106,939    $  118,446
  Accounts receivable, net..................................   1,568,083     1,836,873
  Merchandise inventory.....................................   1,980,227     2,067,523
  Receivable from affiliates, net...........................     327,667       900,367
  Deferred income taxes.....................................      70,239        67,554
  Other.....................................................      83,172        81,238
                                                              ----------    ----------
Total current assets........................................   4,136,327     5,072,001
Loans receivable from affiliates, net.......................       7,560         7,560
Investments.................................................     971,311     1,087,755
Property, plant and equipment, net..........................   1,152,903       970,479
Other noncurrent assets.....................................      45,707        38,526
                                                              ----------    ----------
                                                              $6,313,808    $7,176,321
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  551,312    $  676,675
  Accrued income taxes......................................      81,409       142,615
                                                              ----------    ----------
Total current liabilities...................................     632,721       819,290
Deferred income taxes.......................................     307,855       328,441
Other noncurrent liabilities................................      59,557        61,448
                                                              ----------    ----------
Total liabilities...........................................   1,000,133     1,209,179
Shareholders' equity:
  Common stock..............................................     742,600       742,600
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................     555,848       603,780
  Retained earnings.........................................   4,015,227     4,620,762
                                                              ----------    ----------
Total shareholders' equity..................................   5,313,675     5,967,142
                                                              ----------    ----------
                                                              $6,313,808    $7,176,321
                                                              ==========    ==========

         3012

             BELK'S DEPARTMENT STORE OF CAMDEN, S.C., INCORPORATED


             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS


     PERIODS ENDED JANUARY 31, 1995, FEBRUARY 3, 1996 AND FEBRUARY 1, 1997



                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Net sales...............................................  $10,454,979   $10,617,725   $10,870,410
Operating costs and expenses............................    9,735,570     9,876,459     9,817,804
                                                          -----------   -----------   -----------
Income from operations..................................      719,409       741,266     1,052,606
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................      (57,154)      (18,672)        3,481
  Dividend income.......................................       20,187        21,351        23,451
  Gain (loss) on disposal of property, plant and
     equipment..........................................           --            --         1,384
  Miscellaneous, net....................................      (22,158)       (5,312)        1,572
                                                          -----------   -----------   -----------
Total other income (expense), net.......................      (59,125)       (2,633)       29,888
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      660,284       738,633     1,082,494
Income tax expense (benefit)............................      182,768       262,882       387,847
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      477,516       475,751       694,647
                                                          -----------   -----------   -----------
Net earnings............................................      477,516       475,751       694,647
Retained earnings at beginning of period................    3,191,915     3,613,736     4,015,227
Dividends paid..........................................      (55,695)      (74,260)      (89,112)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 3,613,736   $ 4,015,227   $ 4,620,762
                                                          ===========   ===========   ===========

         3013

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3014
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholder equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholder equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3015

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3016

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3017

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3018

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3019

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3020

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3021

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $10,870,410    $694,647    $1,079,012   $1,268,532    $5,967,142
Adjustments to eliminate less than
  wholly-owned subsidiaries.................            0           0             0           0              0
                                              -----------    --------    ----------   ----------    ----------
Adjusted Shareholders' Statement............  $10,870,410     694,647     1,079,012   1,268,532      5,967,142
                                              ===========    --------    ----------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                     (888)       (1,384)     (1,384)
  Gain/loss on sale of securities...........                        0             0           0
  Impairment loss...........................                        0             0           0
  Equity in earnings of unconsolidated
    subsidiaries............................                        0             0           0
  Gain/loss on discontinued operations......                        0             0           0
  Adjustment to tax expense.................                        0             0           0              0
                                                             --------    ----------   ----------
Total non-operating items...................                     (888)       (1,384)     (1,384)
                                                             --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                        0             0           0
  Adjustment for ownership in other Belk
    entities................................                                                              (503)
                                                             --------    ----------   ----------    ----------
Per Model...................................                 $693,759    $1,077,628   $1,267,148    $5,966,639
                                                             ========    ==========   ==========    ==========
COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (118,446)
    Negative cash balances reclassified to
      accounts payable......................            0
    Receivables from affiliates, net........     (900,367)
    Loans receivable from affiliates, net...       (7,560)
  Liabilities
    Notes payable...........................            0
    Current installments of long-term
      debt..................................            0
    Current portion of obligations under
      capital leases........................            0
    Payables to affiliates, net.............            0
    Long-term debt, excluding current
      installments..........................            0
    Obligations under capital leases,
      excluding current portion.............            0
    Loans payable to affiliates, net........            0
                                              -----------
Net debt (cash).............................   (1,026,373)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................            0
                                              -----------
Per Model...................................  $(1,026,373)
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3022

                                                               SUPPLEMENT NO. 73
         3023

             BELK'S DEPARTMENT STORE OF CAMDEN, S.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                     ,1998
                                                      ---------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 73
         3024

                BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Charleston, S.C., Inc. (the "Company"), to be held on April 16, 1998, at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 67.0008 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 940,423 shares of New Belk Class A Common Stock which will represent approximately 1.5674% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (74)
         3025

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3026

                BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Charleston, S.C., Inc. (the "Company") will be held on April 16, 1998, at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 67.0008 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3027

                BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC.

                               SUPPLEMENT NO. 74

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 74 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   18
SELECTED HISTORICAL FINANCIAL INFORMATION...................   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   20
BUSINESS OF THE COMPANY.....................................   20
SECURITY OWNERSHIP OF THE COMPANY...........................   21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS................................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3028

                                  THE COMPANY


     The Company was incorporated as a South Carolina corporation in 1926 as Belk-Robinson Company. The Company changed its name to Belk Department Store of Charleston, S.C., Inc. on June 3, 1992. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 67.0008 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 24,141 shares of Common Stock outstanding held of record by 85 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 71.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3029

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger \would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the operation of the Company's stores in Charleston, South Carolina and Savannah, Georgia. The Company's stores in Charleston and Savannah are experiencing increasing competition from a number of department store retailers, some of which are new to the market and have greater financial resources than the Company. In order to compete effectively with these retailers, the Company is considering expanding and renovating certain of its stores in these cities. The Merger would enable the company to rely on New Belk to finance any necessary expansion and renovation of these stores.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 20 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law

         3030


(the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 25,000 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such

         3031


security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-

         3032


thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its

         3033


executive committees, (iii) increasing or decreasing the number of directors or
(iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.

         3034


     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

         3035


     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.

         3036


     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations.

         3037


Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of

         3038


directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company

         3039

either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions
         3040

imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award these counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage

         3041

ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                   NET DEBT         RELATIVE
METHODOLOGY                  ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------                -----------   -----------   --------   -----------   ----------------
Net Sales................  $95,599,831   $95,599,831     0.6      $26,189,989     $31,169,909
EBITDA...................    4,330,346     4,380,047       7       26,189,989       4,470,318
EBIT.....................    2,877,374     2,927,075      10       26,189,989       3,080,761
Net Income...............      418,317       451,804      15               --       6,777,060
Book Equity..............  $21,397,657   $21,394,389       1               --     $21,394,389

         3042

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $31,169,909
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $31,169,909
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           2.2824%          X        $31,169,909         =        $   711,422
Belk Enterprises,
  Inc.                         19.2991           X         31,169,909         =          6,015,512
Belk-Beck Company of
  Burlington, North
  Carolina, Inc.                 .5965           X         31,169,909         =            185,929
Belk's Department
  Store of Conway,
  S.C., Incorporated             .0953           X         31,169,909         =             29,705
Belk's Department
  Store of Florence,
  S.C., Inc.                    2.4854           X         31,169,909         =            774,697
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                          9.0013           X         31,169,909         =          2,805,697
Belk of Waycross,
  Ga., Inc.                     8.0983           X         31,169,909         =          2,524,233
                                                                                       -----------
Total                                                                                  $13,047,194
                                                                                       ===========

Total Relative Value of Company                                                        $31,169,909
Total Relative Value of Company Owned by Other Belk Companies                 -         13,047,194
                                                                                       -----------
Net Relative Value of Company                                                 =        $18,122,715
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $18,122,715             /          $1,156,226,577            =              1.5674%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.5674%               X         59,998,834)        /             14,036         =            67.0008


(1) Does not include any Belk Companies that own Common Stock of the Company.

         3043

(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3044

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 17.33
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        886.36
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         64.32
  Dividends(2)..............................................         17.42
  Book value per share......................................        838.85


---------------

(1) Based on 24,141 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 24,141 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3045

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $89,637       $89,146       $95,600
Net income (loss)...........................................       (744)       (1,305)          418
Per common share
  Net income (loss)(1)......................................     (30.82)       (54.05)        17.33
  Dividends.................................................        N/A           N/A           N/A
  Book value(2).............................................     923.11        869.06        886.36
Total assets................................................     52,978        52,973        58,153
Shareholders' equity........................................    $22,285       $20,980       $21,398

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $65,285       $68,600
Income from operations......................................        748         1,976

---------------


(1) Based on 24,141 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 24,141 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3046

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The majority of the Company's capital needs have been funded by loans from other Belk companies. The Company would not be able to obtain similar financing from third party lenders.

                            BUSINESS OF THE COMPANY


     General. The Company operates seven retail department stores in the following locations in South Carolina: Citadel Mall and Windermere Shopping Center in Charleston; Shelter Cove in Hilton Head; Sea Island Shopping Center in Mt. Pleasant; North Main Market in Summerville; Jessamine Mall in Sumter and Northwoods Mall in North Charleston. The Company also operates three retail department stores in Savannah, Georgia at Crossroads Shopping Center, Oglethorpe Mall and Savannah Mall. The Board of Directors has approved the relocation of the Mt. Pleasant store to a new shopping center in the spring of 1999. The stores are managed out of the Nipper group office in Summerville, South Carolina. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/ Prospectus.



     Facilities. The Company operates 10 stores, of which six are leased under long-term leases and four are owned by the Company. The leases have termination dates ranging from 1998 through 2010, and for the Windermere lease which will terminate in 1998, the Company believes it can secure appropriate extensions of the lease at market rates. The floor area of the leased buildings ranges from 14,000 to 73,000 square feet. The floor area of the owned buildings ranges from 104,000 to 157,000 square feet. The Company believes these facilities are generally adequate to meet its current needs, with the exception of the Citadel Mall location which needs to be expanded and renovated as soon as is practical.


     Competition. Specific competitors in the Company's market include Wal-Mart, Dillard, Sears, Rich's, J.B. White, Parisian and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3047

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g)(h)..................................     12,280          50.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(g)(h)(i)...........................................     10,568          43.8%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(g)(h)(j)...........................................     10,570          43.8%
John R. Belk (Director and Executive Officer)
  (b)(d)(g)(h)(k)...........................................     10,511          43.5%
Henderson Belk (e)(f).......................................        680           2.8%
Sarah Belk Gambrell (Director) (e)(f).......................      2,881          11.9%
James K. Glenn, Jr. (Director) (l)..........................        598           2.5%
David Belk Cannon (Director)................................        360           1.5%
W. B. Beery, III (Director).................................        688           2.8%
Thomas A. Nipper (Executive Officer)........................         12              *
Lars Petersen (Executive Officer)...........................          0              *
Bob Webster (Executive Officer).............................          0              *
Mike Lukas (Executive Officer)..............................          0              *
Katherine McKay Belk (b)(d).................................      1,309           5.4%
Belk Enterprises, Inc.......................................      4,659          19.3%
Belk's Department Store of Jacksonville, N.C., Inc..........      2,173           9.0%
Belk of Waycross, Ga., Inc..................................      1,955           8.1%
All Directors and Executive Officers as a group (9
  persons)..................................................     17,204          71.3%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Katherine McKay Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29340; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; W. B. Beery, III -- 1919 Brookhaven Road, Wilmington, N.C. 28403; Thomas A. Nipper, Lars Petersen and Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Mike Lukas -- Belk, Savannah Mall, 7802 Abercorn Expressway, Savannah, Ga. 31406; Belk Enterprises, Inc., Belk's Department Store of Jacksonville, N.C. Inc. and Belk of Waycross, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 313 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 85 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk,

         3048

     Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

(c) Includes 55 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, Trustee, is John M. Belk's wife.

(d) Includes 2 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(e) Includes 200 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f)  Includes 480 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(g) Includes 4,659 shares held by Belk Enterprises, Inc., 600 shares held by Belk's Department Store of Florence, S.C., Incorporated, 2,173 shares held by Belk's Department Store of Jacksonville, N.C., Inc., 1,955 shares held by Belk of Waycross, Ga., Inc., 144 shares held by Belk-Beck Company of Burlington, North Carolina, Inc. and 23 shares held by Belk's Department Store of Conway, S.C., Incorporated which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(h) Includes 551 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, and John R. Belk, have voting and investment power with respect to such shares.


(i) Includes 96 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(j) Includes 96 shares held by H. W. McKay Belk as custodian for his minor children.


(k) Includes 72 shares held by John R. Belk as custodian for his minor children.



(l) Includes 278 shares held by James K. Glenn, Jr., Trustee under will of Daisy Belk Mattox, 32 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et. al, 64 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 64 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. James K. Glenn, Jr., the Trustee of each Trust, has voting and investment powers with respect to such shares.

         3049

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3050

                BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 1,266,686   $ 1,397,647
  Accounts receivable, net..................................   13,864,622    17,127,655
  Merchandise inventory.....................................   17,786,043    19,225,037
  Refundable income taxes...................................      896,812     1,239,476
  Deferred income taxes.....................................      379,013       335,197
  Other.....................................................      867,571     1,022,064
                                                              -----------   -----------
Total current assets........................................   35,060,747    40,347,076
Investments.................................................       10,875         9,588
Property, plant and equipment, net..........................   15,884,675    16,218,300
Deferred income taxes.......................................    1,698,919     1,329,542
Other noncurrent assets.....................................      317,640       248,771
                                                              -----------   -----------
                                                              $52,972,856   $58,153,277
                                                              ===========   ===========
                          LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $ 1,866,260   $ 2,530,915
  Accounts payable and accrued expenses.....................    4,705,239     7,023,530
  Payables to affiliates, net...............................    3,589,567     8,045,067
  Accrued income taxes......................................           --        38,143
                                                              -----------   -----------
Total current liabilities...................................   10,161,066    17,637,655
Long-term debt, excluding current installments..............   11,744,865     8,811,506
Loans payable to affiliates, net............................    7,932,790     7,932,790
Other noncurrent liabilities................................    2,154,201     2,373,669
                                                              -----------   -----------
Total liabilities...........................................   31,992,922    36,755,620
Shareholder equity:
  Common stock..............................................    2,414,100     2,414,100
  Additional paid in capital................................        4,270         4,270
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................          594            --
  Retained earnings.........................................   18,560,970    18,979,287
                                                              -----------   -----------
Total shareholder equity....................................   20,979,934    21,397,657
                                                              -----------   -----------
                                                              $52,972,856   $58,153,277
                                                              ===========   ===========

         3051

                BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                        JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                           1995          1996          1997
                                                        -----------   -----------   -----------
Total store sales.....................................  $91,182,937   $90,852,096   $97,360,975
Less: Leased Sales....................................    1,546,057     1,706,562     1,761,144
                                                        -----------   -----------   -----------
Net sales.............................................   89,636,880    89,145,534    95,599,831
Operating costs and expenses..........................   88,867,705    89,133,805    92,692,488
Impairment loss.......................................           --            --        61,519
                                                        -----------   -----------   -----------
Income from operations................................      769,175        11,729     2,845,824
                                                        -----------   -----------   -----------
Other income (expense):
  Interest, net.......................................   (1,834,322)   (1,943,161)   (2,256,500)
  Dividend income.....................................           28            35            --
  Gain (loss) on disposal of property, plant and
     equipment........................................        6,233          (184)       10,001
  Gain (loss) on sale of securities...................           --            --         1,817
  Miscellaneous, net..................................      (57,832)      (86,351)       19,732
                                                        -----------   -----------   -----------
Total other expense, net..............................   (1,885,893)   (2,029,661)   (2,224,950)
                                                        -----------   -----------   -----------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities............................................   (1,116,718)   (2,017,932)      620,874
Income tax expense (benefit)..........................     (372,632)     (713,187)      202,557
                                                        -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.................     (744,086)   (1,304,745)      418,317
                                                        -----------   -----------   -----------
Net earnings..........................................     (744,086)   (1,304,745)      418,317
Retained earnings at beginning of period..............   20,609,801    19,865,715    18,560,970
                                                        -----------   -----------   -----------
Retained earnings at end of period....................  $19,865,715   $18,560,970   $18,979,287
                                                        ===========   ===========   ===========

         3052

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholder equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholder equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3053
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholder equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3054

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3055

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3056

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
-------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3057

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3058

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3059

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3060

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $95,599,831    $418,317    $2,877,374   $ 4,330,346    $21,397,657
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --            --           --              --
                                              -----------    --------    ----------   -----------    -----------
Adjusted Shareholders' Statement............  $95,599,831     418,317     2,887,374     4,330,346     21,397,657
                                              ===========    --------    ----------   -----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                   (6,738)      (10,001)      (10,001)
  Gain/loss on sale of securities...........                   (1,224)       (1,817)       (1,817)
  Impairment loss...........................                   41,449        61,519        61,519
  Equity in earnings of unconsolidated
    subsidiaries............................                       --            --            --
  Gain/loss on discontinued operations......                       --            --            --
  Adjustment to tax expense.................                       --            --            --             --
                                                             --------    ----------   -----------
Total non-operating items...................                   33,487        49,701        49,710
                                                             --------    ----------   -----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                       --            --            --
  Adjustment for ownership in other Belk
    entities................................                                                              (3,268)
                                                             --------    ----------   -----------    -----------
Per Model...................................                 $451,804    $2,927,075   $ 4,380,047    $21,394,389
                                                             ========    ==========   ===========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(1,397,647)
    Negative cash balances reclassified to
      accounts payable......................      267,358
    Receivables from affiliates, net........           --
    Loans receivable from affiliates, net...           --
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................    2,530,915
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............    8,045,067
    Long-term debt, excluding current
      installments..........................    8,811,506
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........    7,932,790
                                              -----------
Net debt (cash).............................   26,189,989
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $26,189,989
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3061

                                                               SUPPLEMENT NO. 74
         3062

                BELK DEPARTMENT STORE OF CHARLESTON, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                    Dated:                                , 1998
                                          --------------------------------

                                    --------------------------------
                                               Signature

                                    --------------------------------
                                               Signature

                                    Name(s) should be signed exactly
                                    as shown to the left hereof.
                                    Title should be added if signing
                                    as executor, administrator,
                                    trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 74
         3063

             BELK'S DEPARTMENT STORE OF CONWAY, S.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Conway, S.C., Incorporated (the "Company"), to be held on April 16, 1998, at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 41.2258 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 74,536 shares of New Belk Class A Common Stock which will represent approximately 0.1242% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (75)
         3064

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3065

             BELK'S DEPARTMENT STORE OF CONWAY, S.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF CONWAY, S.C.,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Conway, S.C., Incorporated (the "Company") will be held on April 16, 1998, at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 41.2258 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3066

             BELK'S DEPARTMENT STORE OF CONWAY, S.C., INCORPORATED

                               SUPPLEMENT NO. 75

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 75 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF CONWAY, S.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/ PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3067

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1935. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 41.2258 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,560 shares of Common Stock outstanding held of record by 33 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 64.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3068

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,560 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         3069


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         3070


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3071


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         3072


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         3073


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         3074


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         3075


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         3076


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         3077


     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         3078

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         3079

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3080

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $3,637,624    $3,637,624       0.6      $178,475       $2,004,099
EBITDA................     157,226       157,082         7       178,475          921,099
EBIT..................      52,089        51,945        10       178,475          340,975
Net Income............      22,541        22,415        15            --          336,225
Book Equity...........   1,388,823     1,388,661         1            --        1,388,661

         3081

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Department Store
  of Charleston,
  S.C., Inc.                     .0953%          X        $31,169,909         =        $   29,705
                                                                                       ----------
Total                                                                                  $   29,705
                                                                                       ==========

Relative Operating Value of Company                                                    $2,004,099
Relative Operating Value of Other Companies Owned by Company                  +            29,705
                                                                                       ----------
Total Relative Value of Company                                               =        $2,033,804
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           9.6875%          X        $2,033,804          =        $  197,025
Belk Enterprises,
  Inc.                          14.375           X         2,033,804          =           292,359
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                          5.3125           X         2,033,804          =           108,046
                                                                                       ----------
Total                                                                                  $  597,430
                                                                                       ==========

Total Relative Value of Company                                                        $2,033,804
Total Relative Value of Company Owned by Other Belk Companies                 -           597,430
                                                                                       ----------
Net Relative Value of Company                                                 =        $1,436,374
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $1,436,374              /          $1,156,226,577            =               .1242%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1242%               X         59,998,834)        /              1,808         =            41.2258


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3082

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $  8.80
  Dividends(2)..............................................          6.00
  Book value per share(3)...................................        542.51
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         39.58
  Dividends(2)..............................................         10.72
  Book value per share......................................        516.15


---------------

(1) Based on 2,560 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,560 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3083

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $3,450        $3,440        $3,638
Net income..................................................        58            44            23
Per common share
  Net income (loss)(1)......................................     22.63         17.16          8.80
  Dividends.................................................      6.00          6.00          6.00
  Book value(2).............................................    528.54        539.70        542.51
Total assets................................................     2,069         1,683         1,767
Shareholders' equity........................................     1,353         1,382         1,389

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $2,555        $2,603
Income from operations......................................        23            77

---------------


(1) Based on 2,560 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,560 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3084

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Coastal Mall in Conway, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Nipper group office in Summerville, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 30,000 square feet of floor area. The current term of the store lease expires in 2004. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include K-Mart, Wal-Mart and Peebles.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3085

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     1,184           46.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................       882           34.5%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................       882           34.5%
John R. Belk (Director and Executive Officer) (a)(c)(d).....       882           34.5%
Henderson Belk (b)..........................................       160            6.3%
Sarah Belk Gambrell (Director) (b)..........................       242            9.5%
James K. Glenn, Jr. (Director) (e)..........................       312           12.2%
David Belk Cannon (Director) (f)............................        64            2.5%
Leroy Robinson (Director) (a)...............................       124            4.8%
W. B. Beery, III (Director).................................         0               *
Katherine Belk Morris (a)...................................       130            5.1%
North Carolina National Bank, Successor Trustee u/w J.
  Horton Doughton for Virginia D. P. Doughton...............       240            9.4%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Executive Officer)...........................         0               *
Bob Webster (Executive Officer).............................         0               *
Belk Enterprises, Inc.......................................       344           13.4%
Belk's Department Store of Jacksonville, N.C., Inc..........       136            5.3%
J. V. Properties............................................       248            9.7%
Joan C. Whelchel (h)........................................       152            5.9%
James K. Glenn, Jr., Trustee under the Will of Daisy Belk
  Mattox....................................................       144            5.6%
NationsBank, N.A. (g).......................................       240            9.4%
SunTrust Bank, Augusta, N.A. (h)............................       152            5.9%
All Directors and Executive Officers as a group (10
  persons)..................................................     1,660           64.8%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; W.
B. Beery, III -- 1919 Brookhaven Road, Wilmington, N.C. 28403; NationsBank, N.A., Sara McDonnell, (NC1-002-07-13) -- Charlotte, N.C. 28255; Thomas A. Nipper, Lars Petersen and Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Belk Enterprises, Inc., Belk's Department Store of Jacksonville, N.C., Inc. and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; SunTrust Bank, N.A. -- Carl Faulk, V.P., P.O. Box 927, Augusta, Ga. 30903; Joan
C. Whelchel -- 1536 N. Wheeland, Chicago, IL 60610.

         3086

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 124 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson


(b)  Includes 160 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 344 shares held by Belk Enterprises, Inc., 136 shares held by Belk's Department Store of Jacksonville, N.C., Inc. and 24 shares held by Belk Investment Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 248 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(e) Includes 144 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 20 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al and 38 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 38 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara
     S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(f) Included are 22 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.


(g) Represented by 240 shares held by North Carolina National Bank, Successor Trustee U/W J. Horton Doughton for Virginia D.P. Doughton. NationsBank has sole voting and investing power with respect to such shares.


(h) Includes 96 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Whelchel as Successor Co-Trustees under Agreement with Mary Stevens Whelchel dated September 15, 1950 and 56 shares held by SunTrust Bank, August, N.A. and Joan C. Whelchel, Successor Co-Trustees under Will of Nealie Belk Stevens for Mary Stevens Whelchel.

         3087

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................  F-2

Unaudited Statements of Earnings and Retained Earnings......  F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         3088

             BELK'S DEPARTMENT STORE OF CONWAY, S.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   17,428    $   20,648
  Accounts receivable, net..................................     485,265       607,843
  Merchandise inventory.....................................     756,603       774,077
  Refundable income taxes...................................         114         2,511
  Deferred income taxes.....................................       9,195        16,484
  Other.....................................................      33,687        35,283
                                                              ----------    ----------
Total current assets........................................   1,302,292     1,456,846
Loans receivable from affiliates, net.......................       3,443         3,443
Investments.................................................         162           162
Property, plant and equipment, net..........................     364,757       296,438
Other noncurrent assets.....................................      12,205        10,493
                                                              ----------    ----------
                                                              $1,682,859    $1,767,382
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  134,913    $  149,401
  Payables to affiliates, net...............................     134,197       202,567
  Accrued income taxes......................................      12,041           215
                                                              ----------    ----------
Total current liabilities...................................     281,151       352,183
Deferred income taxes.......................................       2,379         6,033
Other noncurrent liabilities................................      17,687        20,343
                                                              ----------    ----------
Total liabilities...........................................     301,217       378,559
Shareholders' equity:
  Common stock..............................................     256,000       256,000
  Retained earnings.........................................   1,125,642     1,132,823
                                                              ----------    ----------
Total shareholders' equity..................................   1,381,642     1,388,823
                                                              ----------    ----------
                                                              $1,682,859    $1,767,382
                                                              ==========    ==========

         3089

             BELK'S DEPARTMENT STORE OF CONWAY, S.C., INCORPORATED.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                              1995          1996          1997
                                                           -----------   -----------   -----------
Net sales................................................  $3,450,420    $3,440,135    $3,637,625
Operating costs and expenses.............................   3,346,753     3,349,215     3,587,097
                                                           ----------    ----------    ----------
Income from operations...................................     103,667        90,920        50,528
                                                           ----------    ----------    ----------
Other income (expense):
  Interest, net..........................................     (24,459)      (31,315)      (26,227)
  Dividend income........................................          --            --           144
  Miscellaneous, net.....................................      (2,489)       (2,044)        1,417
                                                           ----------    ----------    ----------
Total other expense, net.................................     (26,948)      (33,359)      (24,666)
                                                           ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities......      76,719        57,561        25,862
Income tax expense (benefit).............................      18,781        13,624         3,321
                                                           ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities....................      57,938        43,937        22,541
                                                           ----------    ----------    ----------
Net earnings.............................................      57,938        43,937        22,541
Retained earnings at beginning of period.................   1,054,487     1,097,065     1,125,642
Dividends paid...........................................     (15,360)      (15,360)      (15,360)
                                                           ----------    ----------    ----------
Retained earnings at end of period.......................  $1,097,065    $1,125,642    $1,132,823
                                                           ==========    ==========    ==========

         3090

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3091
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3092

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3093

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3094

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3095

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3096

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3097

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3098

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                 ----------   ----------   -------   ---------   -------------
Per Shareholders' Statement....................  $3,637,624    $22,541     $52,089   $157,226     $1,388,823
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --         --          --             --
                                                 ----------    -------     -------   --------     ----------
Adjusted Shareholders' Statement...............  $3,637,624     22,541     52,089     157,226      1,388,823
                                                 ==========    -------     -------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --         --          --
  Gain/loss on sale of securities..............                     --         --          --
  Impairment loss..............................                     --         --          --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --         --          --
  Gain/loss on discontinued operations.........                     --         --          --
  Adjustment to tax expense....................                     --         --          --             --
                                                               -------     -------   --------
Total non-operating items......................                     --         --          --
                                                               -------     -------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                   (126)      (144)       (144)
  Adjustment for ownership in other Belk
    entities...................................                                                         (162)
                                                               -------     -------   --------     ----------
Per Model......................................                $22,415     $51,945   $157,082     $1,388,661
                                                               =======     =======   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (20,649)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......      (3,443)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................     202,567
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     178,475
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  178,475
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3099

                                                               SUPPLEMENT NO. 75
         3100

             BELK'S DEPARTMENT STORE OF CONWAY, S.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 9:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 75
         3101

            BELK'S DEPARTMENT STORE OF FLORENCE, S.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Florence, S.C., Incorporated (the "Company"), to be held on April 15, 1998, at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 110.9298 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 676,006 shares of New Belk Class A Common Stock which will represent approximately 1.1267% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (76)
         3102

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3103

            BELK'S DEPARTMENT STORE OF FLORENCE, S.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF
FLORENCE, S.C., INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Florence, S.C., Incorporated (the "Company") will be held on April 15, 1998, at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 110.9298 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3104

            BELK'S DEPARTMENT STORE OF FLORENCE, S.C., INCORPORATED

                               SUPPLEMENT NO. 76

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 76 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF FLORENCE, S.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         3105

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1934. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 110.9298 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 11,680 shares of Common Stock outstanding held of record by 41 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 90.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3106

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 23,360 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         3107


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         3108


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3109


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         3110


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         3111


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         3112


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         3113


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         3114


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         3115


     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         3116

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         3117

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award these counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3118

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $19,963,687    $19,963,687       0.6      $4,900,933      $ 7,077,279
EBITDA...............    2,696,135      2,533,591         7       4,900,933       12,834,204
EBIT.................    2,115,916      1,953,372        10       4,900,933       14,632,787
Net Income...........    1,145,765      1,043,157        15              --       15,647,355
Book Equity..........   10,853,245      1,694,475         1              --        1,694,475

         3119

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Gallant-Belk Company            4.1761%          X        $31,711,921         =        $ 1,324,322
Belk's Department
  Store of Batesburg,
  S.C., Inc.                   26.8916           X            924,996         =            248,746
Belk Department Store
  of Charleston, S.C.
  Inc.                          2.4854           X         31,169,909         =            774,697
Belk's Department
  Store of
  Chesterfield, S.C.
  Incorporated                 14.9248           X            967,437         =            144,388
Belk of Georgetown,
  S.C., Inc.                   34.6020           X          2,857,062         =            988,601
Belk Department Store
  of Greenwood, S.C.,
  Inc.                         14.5688           X          8,472,623         =          1,234,359
Belk-Simpson Company
  of Harlan,
  Kentucky,
  Incorporated                 15.8129           X          5,274,830         =            834,104
Belk's Department
  Store of
  Hartsville, S.C.
  Incorporated                 13.0921           X          3,783,866         =            495,388
Belk's Department
  Store, Incorporated
  of Lake City, South
  Carolina                     49.0000           X          1,498,527         =            734,278
Belk Department Store
  of Stuttgart, Ark.,
  Inc.                         26.5947           X          2,236,259         =            594,726
Tags Stores, LLC               12.8810           X         15,118,749         =          1,947,446
                                                                                       -----------
Total                                                                                  $ 9,321,054
                                                                                       ===========

Relative Operating Value of Company                                                    $15,647,355
Relative Operating Value of Other Companies Owned by Company                  +          9,321,054
                                                                                       -----------
Total Relative Value of Company                                               =        $24,968,409
                                                                                       ===========

         3120

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         25.3510%          X        $24,968,409         =        $ 6,329,741
Belk Department Store
  of Greenville,
  N.C., Inc.                   10.1627           X         24,968,409         =          2,537,465
Belk of Orangeburg,
  S.C., Inc.                   12.3116           X         24,968,409         =          3,074,011
                                                                                       -----------
Total                                                                                  $11,941,217
                                                                                       ===========
Total Relative Value of Company                                                        $24,968,409
Total Relative Value of Company Owned by Other Belk Companies                 -         11,941,217
                                                                                       -----------

Net Relative Value of Company                                                 =        $13,027,193
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $13,027,193             /          $1,156,226,577            =              1.1267%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                             SHARES OF NEW BELK
                                    CLASS A               NUMBER OF OUTSTANDING
PERCENTAGE OF NEW            COMMON STOCK ISSUED            SHARES OF COMMON
        BELK                      IN THE                        STOCK(2)
CLASS A COMMON STOCK         REORGANIZATION TO                   HELD BY
ALLOCATED TO                     EXISTING                     EXISTING BELK
SHAREHOLDERS(1)              BELK SHAREHOLDERS                SHAREHOLDERS                EXCHANGE RATIO
  (1.1267%               X         59,998,834)        /              6,094         =           110.9298


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3121

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   98.10
  Dividends(2)..............................................          35.00
  Book value per share(3)...................................         929.22
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         106.49
  Dividends(2)..............................................          28.84
  Book value per share......................................       1,388.84


---------------

(1) Based on 11,680 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 11,680 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3122

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Net sales...............................................      $18,819        $19,094        $19,964
Net income..............................................        1,134          1,072          1,146
Per common share
  Net income (loss)(1)..................................        97.09          91.78          98.10
  Dividends.............................................        30.00          35.00          35.00
  Book value(2).........................................       809.34         866.12         929.22
Total assets............................................       11,552         12,495         18,731
Shareholders' equity....................................        9,453         10,116         10,853

                                ---------------

                                                                    NINE MONTHS ENDED
                                                                --------------------------
                                                                NOVEMBER 2,    NOVEMBER 1,
                                                                   1996           1997
                                                                -----------    -----------
                                                                  (DOLLARS IN THOUSANDS)
Net sales...................................................      $13,308        $14,086
Income from operations......................................        1,015          1,381

---------------


(1) Based on 11,680 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 11,680 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3123

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Other expense, net increased in fiscal year 1997. This increase was a result of increased interest expense incurred on additional borrowings used to fund the purchase of stock in other Belk companies.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Magnolia Mall in Florence, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store conducts operations independent of any group office.

     Facilities. The Company leases its store building, which contains approximately 133,000 square feet of floor area. The current term of the lease expires in 2006. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3124

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................      8,596          73.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(e)(f).................................................      5,956          51.0%
H. W. McKay Belk (Director and Executive Officer) (b)(e)....      5,644          48.3%
John R. Belk (Director and Executive Officer) (b)(e)........      5,821          49.8%
Henderson Belk (Director) (c)(d)............................      1,492          12.8%
Sarah Belk Gambrell (Director) (c)(d).......................      3,084          26.4%
Belk Enterprises, Inc. .....................................      2,961          25.4%
Belk of Orangeburg, S.C., Inc. .............................      1,438          12.3%
Belk Department Store of Greenville, N.C., Inc. ............      1,187          10.2%
All Directors and Executive Officers as a group (6
  persons)..................................................     10,619          90.9%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Belk Enterprises, Inc., Belk of Orangeburg, S.C., Inc. and Belk Department Store of Greenville, N.C., Inc. -- 2801 West Tyvola Road, Charlotte, N.C., 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 480 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 58 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c)  Includes 1,480 shares held in several Trusts established by the Will of W.
     H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d)  Includes 12 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 2,961 shares held by Belk Enterprises, Inc., 1,438 shares held by Belk of Orangeburg, S.C., Inc. and 1,187 shares held by Belk Department Store of Greenville, N.C., Inc. which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(f) Includes 162 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

         3125

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         3126

            BELK'S DEPARTMENT STORE OF FLORENCE, S.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 3,904,913   $ 1,027,230
  Accounts receivable, net..................................    2,762,088     3,221,386
  Merchandise inventory.....................................    3,499,696     3,540,258
  Deferred income taxes.....................................       57,744        62,142
  Other.....................................................      170,294       150,360
                                                              -----------   -----------
Total current assets........................................   10,394,735     8,001,376
Loans receivable from affiliates, net.......................        6,259         7,312
Investments.................................................        2,892     9,160,771
Property, plant and equipment, net..........................    2,044,659     1,529,810
Other noncurrent assets.....................................       46,359        31,487
                                                              -----------   -----------
                                                              $12,494,904   $18,730,756
                                                              ===========   ===========
                          LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
  Notes payable.............................................  $        --   $ 5,800,000
  Accounts payable and accrued expenses.....................    1,412,801     1,501,721
  Payables to affiliates, net...............................      486,788       135,476
  Accrued income taxes......................................      166,526       111,924
                                                              -----------   -----------
Total current liabilities...................................    2,066,115     7,549,121
Deferred income taxes.......................................      134,628       120,610
Other noncurrent liabilities................................      177,882       207,780
                                                              -----------   -----------
Total liabilities...........................................    2,378,625     7,877,511
Shareholders' equity:
  Common stock..............................................    1,168,000     1,168,000
  Retained earnings.........................................    8,948,279     9,685,245
                                                              -----------   -----------
Total shareholders' equity..................................   10,116,279    10,853,245
                                                              -----------   -----------
                                                              $12,494,904   $18,730,756
                                                              ===========   ===========

         3127

            BELK'S DEPARTMENT STORE OF FLORENCE, S.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Net sales...............................................  $18,818,752   $19,094,075   $19,963,687
Operating costs and expenses............................   17,022,139    17,471,003    18,014,738
                                                          -----------   -----------   -----------
Income from operations..................................    1,796,613     1,623,072     1,948,949
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................        2,796        76,225      (300,879)
  Miscellaneous, net....................................       (1,146)          900         4,423
                                                          -----------   -----------   -----------
Total other expense, net................................        1,650        77,125      (296,456)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,798,263     1,700,197     1,652,493
Income tax expense (benefit)............................      664,257       628,163       609,335
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    1,134,006     1,072,034     1,043,158
Equity in earnings (loss) of unconsolidated entity, net
  of tax................................................           --            --       102,608
                                                          -----------   -----------   -----------
Net earnings............................................    1,134,006     1,072,034     1,145,766
Retained earnings at beginning of period................    7,501,439     8,285,045     8,948,279
Dividends paid..........................................     (350,400)     (408,800)     (408,800)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 8,285,045   $ 8,948,279   $ 9,685,245
                                                          ===========   ===========   ===========

         3128

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3129
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3130

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3131

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3132

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3133

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3134

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3135

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3136

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $19,963,687   $1,145,765   $2,115,916   $2,696,135    $10,853,245
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --           --           --           --             --
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............  $19,963,687    1,145,765    2,115,916    2,696,135     10,853,245
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                        --           --           --
  Gain/loss on sale of securities...........                        --           --           --
  Impairment loss...........................                        --           --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                  (102,608)    (162,544)    (162,544)
  Gain/loss on discontinued operations......                        --           --           --
  Adjustment to tax expense.................                        --           --           --             --
                                                            ----------   ----------   ----------
Total non-operating items...................                  (102,608)    (162,544)    (162,544)
                                                            ----------   ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                        --           --           --
  Adjustment for ownership in other Belk
    entities................................                                                         (9,158,771)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $1,043,157   $1,953,372   $2,533,591    $ 1,694,474
                                                            ==========   ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(1,027,231)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........           --
    Loans receivable from affiliates, net...       (7,312)
  Liabilities
    Notes payable...........................    5,800,000
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............      135,476
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................    4,900,933
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $ 4,900,933
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3137

                                                               SUPPLEMENT NO. 76
         3138

            BELK'S DEPARTMENT STORE OF FLORENCE, S.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 2:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 76
         3139

        BELK'S DEPARTMENT STORE OF GAFFNEY, SOUTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Gaffney, South Carolina, Incorporated (the "Company"), to be held on April 15, 1998, at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 24.6844 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 46,061 shares of New Belk Class A Common Stock which will represent approximately 0.0768% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (77)
         3140

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3141

        BELK'S DEPARTMENT STORE OF GAFFNEY, SOUTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF GAFFNEY,
SOUTH CAROLINA, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Gaffney, South Carolina, Incorporated (the "Company") will be held on April 15, 1998, at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 24.6844 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3142

                      BELK'S DEPARTMENT STORE OF GAFFNEY,
                          SOUTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 77

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 77 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF GAFFNEY, SOUTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3143

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1932. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 24.6844 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,400 shares of Common Stock outstanding held of record by 43 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 65.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3144

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risks associated with the uncertain prospects of the Company's store in Gaffney. The Company's store in Gaffney has experienced increasing competition from outlet stores in the Gaffney area and from the Belk store and other stores at Eastridge Mall in Gastonia, North Carolina, and Westgate Mall in Spartanburg, South Carolina. The Merger would enable the Company to share with New Belk the risk of the increasing competition in the Gaffney market and to participate in the growth of other Belk stores located in markets with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,400 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common

         3145


Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common

         3146


Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or

         3147


decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         3148


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         3149


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         3150


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         3151


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         3152


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         3153


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         3154

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         3155

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award these counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         3156

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $3,956,288    $3,956,288       0.6      $2,045,240       $  328,533
EBITDA...............     303,553       303,552         7       2,045,240           79,624
EBIT.................     228,180       228,180        10       2,045,240          236,560
Net Income...........      57,854        57,854        15              --          867,810
Book Equity..........   1,141,976     1,141,654         1              --        1,141,654

         3157

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                NA/%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $ 1,141,654
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,141,654
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           7.9583%          X        $ 1,141,654         =        $    90,856
Belk Enterprises,
  Inc.                            1.25           X          1,141,654         =             14,271
Matthews-Belk Company          13.0417           X          1,141,654         =            148,891
                                                                                       -----------
Total                                                                                  $   254,018
                                                                                       ===========

Total Relative Value of Company                                                        $ 1,141,654
Total Relative Value of Company Owned by Other Belk Companies                 -            254,018
                                                                                       -----------
Net Relative Value of Company                                                 =        $   887,636
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   887,636             /          $1,156,226,577            =               .0768%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0768%               X         59,998,834)        /              1,866         =            24.6844


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3158

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 24.11
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        475.82
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         23.70
  Dividends(2)..............................................          6.42
  Book value per share......................................        309.05


---------------

(1) Based on 2,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,400 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3159

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                          FISCAL YEAR ENDED
                                                              ------------------------------------------
                                                              JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                                  1995           1996           1997
                                                              ------------   ------------   ------------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT
                                                                          PER SHARE AMOUNTS)
Net sales...................................................     $4,018         $4,062         $3,956
Net income (loss)...........................................        (61)          (137)            58
Per common share
  Net income (loss)(1)......................................     (25.22)        (57.23)         24.11
  Dividends.................................................         --             --             --
  Book value(2).............................................     508.95         451.72         475.82
Total assets................................................      3,625          3,487          3,467
Shareholders' equity........................................      1,221          1,084          1,142

                                ---------------

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                  1996           1997
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
Net sales...................................................     $2,684         $2,626
Income from operations......................................        117             49

---------------


(1) Based on 2,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,400 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3160

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations as a percent of sales increased in fiscal year 1997 primarily due to a decrease in depreciation. The decrease in depreciation was a result of full depreciation of certain five year property.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Peachtree Market in Gaffney, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 46,000 square feet of floor area, together with an adjacent parking area. The Company believes the facility is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Hamrick's and the Carolina Factory Shops Outlet Mall.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3161

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................       813           33.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................       629           26.2%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................       629           26.2%
John R. Belk (Director and Executive Officer) (a)(c)(d).....       629           26.2%
Henderson Belk (Director) (b)...............................        84            3.5%
Sarah Belk Gambrell (Director) (b)..........................       136            5.7%
David Belk Cannon (Director) (f)............................       212            8.8%
James K. Glenn, Jr. (Director) (e)..........................       155            6.5%
Leroy Robinson (Director) (a)...............................        95            4.0%
B. Frank Matthews, II (Director and Executive Officer)
  (g)(i)(j).................................................       328           13.7%
Eugene Robinson Matthews (Director and Executive Officer)...        20               *
Elizabeth M. Welton (h)(i)..................................       190            7.9%
J.V. Properties.............................................       191            8.0%
Matthews-Belk Company.......................................       313           13.0%
Ruth Stowe Carter...........................................       200            8.3%
Elizabeth Matthews Welton Family Limited Partnership Phase
  II........................................................       134            5.6%
All Directors and Executive Officers as a group (11
  persons)..................................................     1,560           65.0%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II, Eugene Robinson Matthews, Elizabeth Matthews Welton and Elizabeth Matthews Welton Family Limited Partnership Phase II -- 2240 Remount Road, Gastonia, N.C. 28054; J.V. Properties and Matthews-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Ruth Stowe Carter -- 10400 Gotham Road, Richmond, VA 23235.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 95 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 84 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         3162


(c) Includes 30 shares held by Belk Enterprises, Inc. and 313 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 191 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(e) Includes 92 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 30 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 30 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(f) Includes 12 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.


(g)  Includes 46 shares held by B. Frank Matthews II's wife, Betty Choate
     Matthews.



(h) Includes 134 shares held by Elizabeth Matthews Welton Family Limited Partnership Phase II. Elizabeth M. Welton has voting and investment power with respect to such shares.



(i) Includes 56 shares held by Robinson Investment Company. B. Frank Matthews, II and Elizabeth M. Welton share the voting and investment power with respect to such shares.



(j) Includes 103 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the Will of J. H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.

         3163

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................  F-2

  Unaudited Statements of Earnings and Retained Earnings....  F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4

         3164

        BELK'S DEPARTMENT STORE OF GAFFNEY, SOUTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                  1996           1997
                                                              ------------   ------------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   40,694     $   31,969
  Accounts receivable, net..................................      589,591        657,697
  Merchandise inventory.....................................      941,718        942,541
  Refundable income taxes...................................           --         34,900
  Deferred income taxes.....................................       11,397          2,592
  Other.....................................................       37,063         33,298
                                                               ----------     ----------
Total current assets........................................    1,620,463      1,702,997
Investments.................................................          322            322
Property, plant and equipment, net..........................    1,699,299      1,626,805
Deferred income taxes.......................................      145,080        116,823
Other noncurrent assets.....................................       22,098         19,696
                                                               ----------     ----------
                                                               $3,487,262     $3,466,643
                                                               ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................   $  203,949     $  216,165
  Payables to affiliates, net...............................      171,379         77,209
                                                               ----------     ----------
Total current liabilities...................................      375,328        293,374
Loans payable to affiliates, net............................    2,000,000      2,000,000
Other noncurrent liabilities................................       27,812         31,293
                                                               ----------     ----------
Total liabilities...........................................    2,403,140      2,324,667
Shareholders' equity:
  Common stock..............................................      240,000        240,000
  Retained earnings.........................................      844,122        901,976
                                                               ----------     ----------
Total shareholders' equity..................................    1,084,122      1,141,976
                                                               ----------     ----------
                                                               $3,487,262     $3,466,643
                                                               ==========     ==========

         3165

        BELK'S DEPARTMENT STORE OF GAFFNEY, SOUTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,    FEBRUARY 1,
                                                                1995           1996           1997
                                                             -----------   ------------   ------------
Net sales..................................................  $4,018,059     $4,062,378     $3,956,287
Operating costs and expenses...............................   3,945,779      4,090,144      3,727,510
                                                             ----------     ----------     ----------
Income from operations.....................................      72,280        (27,766)       228,777
                                                             ----------     ----------     ----------
Other income (expense):
  Interest, net............................................    (140,887)      (159,338)      (137,469)
  Miscellaneous, net.......................................      (6,031)        (5,773)          (597)
                                                             ----------     ----------     ----------
Total other expense, net...................................    (146,918)      (165,111)      (138,066)
                                                             ----------     ----------     ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     (74,638)      (192,877)        90,711
Income tax expense (benefit)...............................     (14,103)       (55,525)        32,857
                                                             ----------     ----------     ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     (60,535)      (137,352)        57,854
                                                             ----------     ----------     ----------
Net earnings...............................................     (60,535)      (137,352)        57,854
Retained earnings at beginning of period...................   1,042,009        981,474        844,122
                                                             ----------     ----------     ----------
Retained earnings at end of period.........................  $  981,474     $  844,122     $  901,976
                                                             ==========     ==========     ==========

         3166

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3167
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3168

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3169

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3170

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3171

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3172

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.   Court action.
33-13-310.   Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3173

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3174

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $3,956,288    $57,854     $228,180   $303,553     $1,141,976
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --           --         --             --
                                                 ----------    -------     --------   --------     ----------
Adjusted Shareholders' Statement...............  $3,956,288     57,854      228,180    303,553      1,141,976
                                                 ==========    -------     --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --           --         --
  Gain/loss on sale of securities..............                     --           --         --
  Impairment loss..............................                     --           --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --           --         --
  Gain/loss on discontinued operations.........                     --           --         --
  Adjustment to tax expense....................                     --           --         --             --
                                                               -------     --------   --------
Total non-operating items......................                     --           --         --
                                                               -------     --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --           --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (322)
                                                               -------     --------   --------     ----------
Per Model......................................                $57,854     $228,180   $303,553     $1,141,654
                                                               =======     ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (31,969)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................      77,209
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........   2,000,000
                                                 ----------
Net debt (cash)................................   2,045,240
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $2,045,240
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3175

                                                               SUPPLEMENT NO. 77
         3176

        BELK'S DEPARTMENT STORE OF GAFFNEY, SOUTH CAROLINA, INCORPORATED
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 12:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                          Dated:                          , 1998
                                                --------------------------

                                          --------------------------------
                                                     Signature

                                          --------------------------------
                                                     Signature

                                          Name(s) should be signed exactly
                                          as shown to the left hereof.
                                          Title should be added if signing
                                          as executor, administrator,
                                          trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 77
         3177

                         BELK OF GEORGETOWN, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Georgetown, S.C., Inc. (the "Company"), to be held on April 16, 1998, at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 51.7662 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 96,958 shares of New Belk Class A Common Stock which will represent approximately 0.1616% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (78)
         3178

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3179

                         BELK OF GEORGETOWN, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK OF GEORGETOWN, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Georgetown, S.C., Inc. (the "Company") will be held on April 16, 1998, at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 51.7662 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors


            , 1998


     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3180

                         BELK OF GEORGETOWN, S.C., INC.

                               SUPPLEMENT NO. 78

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 78 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF GEORGETOWN, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3181

                                  THE COMPANY


     The Company was incorporated as a South Carolina corporation in 1942 as Belk-Scarboro Company of Georgetown, South Carolina, Incorporated. The name of the corporation was changed to Belk of Georgetown, S.C. Inc. on August 19, 1996. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 51.7662 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,864 shares of Common Stock outstanding held of record by 29 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 90.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         3182

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,032 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         3183


converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the

         3184


corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class,

         3185


then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders

         3186


holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company

         3187


Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the

         3188


obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other

         3189


cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director
(i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the

         3190


number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.

         3191


     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the

         3192

Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company
         3193

must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award these counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3194

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $3,479,609    $3,479,609      0.6       $451,744       $1,636,021
Net EBITDA............     296,335       154,125        7        451,744          627,131
EBIT..................      90,920       (51,290)      10        451,744         (964,644)
Net Income (Loss).....      35,830       (91,214)      15             --       (1,368,210)
Book Equity...........   2,640,538     2,070,164        1             --        2,070,164

         3195

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of
  Chesterfield, S.C.,
  Incorporated                 13.0637%          X        $   967,437         =        $   126,383
Belk's Department
  Store of
  Hartsville, S.C.
  Incorporated                 17.4561           X          3,783,866         =            660,515
                                                                                       -----------
Total                                                                                  $   786,898
                                                                                       ===========
Relative Operating Value of Company                                                    $ 2,070,164
Relative Operating Value of Other Companies Owned by Company                  +            786,898
                                                                                       -----------
Total Relative Value of Company                                               =        $ 2,857,062
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Florence,
  S.C. Incorporated            34.6020%          X        $ 2,857,062         =        $   988,601
                                                                                       -----------
Total                                                                                  $   988,601
                                                                                       ===========
Total Relative Value of Company                                                        $ 2,857,062
Total Relative Value of Company Owned by Other Belk Companies                 -            988,601
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,868,462
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 1,868,462             /          $1,156,226,577            =               .1616%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1616%               X         59,998,834)        /              1,873         =            51.7662


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3196

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 12.51
  Dividends(2)..............................................          5.00
  Book value per share(3)...................................        921.98
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         49.70
  Dividends(2)..............................................         13.46
  Book value per share......................................        648.11


---------------

(1) Based on 2,864 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,864 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3197

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                            -----------------------------------------
                                                            JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                               1995           1996           1997
                                                            -----------    -----------    -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Net sales...............................................      $ 2,029        $ 2,178        $ 3,480
Net income..............................................           94             33             36
Per common share
  Net income (loss)(1)..................................        32.74          11.47          12.51
  Dividends.............................................        20.00             --           5.00
  Book value(2).........................................       918.00         914.47         921.98
Total assets............................................        2,778          2,918          3,882
Shareholders' equity....................................        2,629          2,619          2,641

                                ---------------

                                                                    NINE MONTHS ENDED
                                                                --------------------------
                                                                NOVEMBER 2,    NOVEMBER 1,
                                                                   1996           1997
                                                                -----------    -----------
                                                                  (DOLLARS IN THOUSANDS)
Net sales...................................................      $2,384         $2,694
Income (loss) from operations...............................         (80)           (62)

---------------


(1) Based on 2,864 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,864 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3198

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Indigo Center in Georgetown, South Carolina. The store location was moved from downtown Georgetown in 1996. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Nipper group office in Summerville, South Carolina.

     Facilities. The Company leases the store building, which contains approximately 40,000 square feet. The current term of the lease expires in 2002. The Company believes the facility is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and Peebles.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3199

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     1,459           50.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(d)(e)..............................................     1,159           40.5%
H. W. McKay Belk (Director and Executive Officer)
  (a)(b)(d)(f)..............................................     1,169           40.8%
John R. Belk (Director and Executive Officer)
  (a)(b)(d)(g)..............................................     1,109           38.7%
Henderson Belk (Director) (c)...............................        14               *
Sarah Belk Gambrell (Director) (c)..........................     1,005           35.1%
James F. Pollock............................................       160            5.6%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Executive Officer)...........................         0               *
Bob Webster (Executive Officer).............................         0               *
Belk's Department Store of Florence, S.C., Incorporated.....       991           34.6%
All Directors and Executive Officers as a group (7
  persons)..................................................     2,590           90.4%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Thomas A. Nipper, Lars Petersen and Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; James F. Pollock -- 351 Sundial, Pawley's Island, S.C. 29585; Belk's Department Store of Florence, S.C., Incorporated -- 2801 West Tyvola Road, Charlotte, N.C. 28271-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 2 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

(b) Includes 106 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c)  Includes 14 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 991 shares held by Belk's Department Store of Florence, S.C., Incorporated, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March,

         3200


     1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 20 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 10 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(f) Includes 30 shares held by H. W. McKay Belk as custodian for his minor children.

(g) Includes 10 shares held by John R. Belk as custodian for his minor children.

         3201

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................  F-2

  Unaudited Statements of Earnings and Retained Earnings....  F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4

         3202

                         BELK OF GEORGETOWN, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   59,826    $   11,537
  Accounts receivable, net..................................     310,020       593,350
  Merchandise inventory.....................................     261,606       919,103
  Receivable from affiliates, net...........................      56,144            --
  Refundable income taxes...................................      15,897            --
  Deferred income taxes.....................................       2,205         1,793
  Other.....................................................      23,834        38,298
                                                              ----------    ----------
Total current assets........................................     729,532     1,564,081
Loans receivable from affiliates, net.......................     255,700         2,397
Investments.................................................     570,374       570,374
Property, plant and equipment, net..........................   1,349,174     1,726,007
Deferred income taxes.......................................          --         7,168
Other noncurrent assets.....................................      13,536        11,877
                                                              ----------    ----------
                                                              $2,918,316    $3,881,904
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  253,557    $  616,555
  Payables to affiliates, net...............................          --       464,961
  Accrued income taxes......................................          --        10,035
                                                              ----------    ----------
Total current liabilities...................................     253,557     1,091,551
Deferred income taxes.......................................       1,461            --
Other noncurrent liabilities................................      44,270        45,578
                                                              ----------    ----------
Total liabilities...........................................     299,288     1,137,129
Deferred income.............................................          --       104,237
Shareholders' equity:
  Common stock..............................................     286,400       286,400
  Retained earnings.........................................   2,332,628     2,354,138
                                                              ----------    ----------
Total shareholders' equity..................................   2,619,028     2,640,538
                                                              ----------    ----------
                                                              $2,918,316    $3,881,904
                                                              ==========    ==========

         3203

                         BELK OF GEORGETOWN, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                              1995          1996          1997
                                                           -----------   -----------   -----------
Net sales................................................  $2,029,441    $2,177,884    $3,479,609
Operating costs and expenses.............................   1,959,989     2,201,293     3,539,687
                                                           ----------    ----------    ----------
Income from operations...................................      69,452       (23,409)      (60,078)
                                                           ----------    ----------    ----------
Other income (expense):
  Interest, net..........................................      45,565        47,919       (50,813)
  Dividend income........................................      11,231        12,235         9,096
  Gain (loss) on disposal of property, plant and
     equipment...........................................          --            --       133,113
  Miscellaneous, net.....................................          90         5,015         8,789
                                                           ----------    ----------    ----------
Total other expense, net.................................      56,886        65,169       100,185
                                                           ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities......     126,338        41,760        40,107
Income tax expense (benefit).............................      32,577         8,912         4,277
                                                           ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities....................      93,761        32,848        35,830
                                                           ----------    ----------    ----------
Net earnings.............................................      93,761        32,848        35,830
Retained earnings at beginning of period.................   2,306,259     2,342,740     2,332,628
Dividends paid...........................................     (57,280)      (42,960)      (14,320)
                                                           ----------    ----------    ----------
Retained earnings at end of period.......................  $2,342,740    $2,332,628    $2,354,138
                                                           ==========    ==========    ==========

         3204

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3205
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3206

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3207

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3208

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3209

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3210

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3211

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3212

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                             NET INCOME                           SHAREHOLDERS'
                                                NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                                ----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement...................  $3,479,609   $  35,830    $  90,920   $296,334     $2,640,538
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --          --           --         --             --
                                                ----------   ---------    ---------   ---------    ----------
Adjusted Shareholders' Statement..............  $3,479,609      35,830       90,920    296,334      2,640,538
                                                ==========   ---------    ---------   ---------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                (118,918)    (133,113)  (133,113)
  Gain/loss on sale of securities.............                      --           --         --
  Impairment loss.............................                      --           --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                      --           --         --
  Gain/loss on discontinued operations........                      --           --         --
  Adjustment to tax expense...................                      --           --         --             --
                                                             ---------    ---------   ---------
Total non-operating items.....................                (118,918)    (133,113)  (133,113)
                                                             ---------    ---------   ---------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                  (8,126)      (9,096)    (9,096)
  Adjustment for ownership in other Belk
    entities..................................                                                       (570,374)
                                                             ---------    ---------   ---------    ----------
Per Model.....................................               $ (91,214)   $ (51,289)  $154,125     $2,070,164
                                                             =========    =========   =========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (11,537)
    Negative cash balances reclassified to
      accounts payable........................         717
    Receivables from affiliates, net..........          --
    Loans receivable from affiliates, net.....      (2,397)
  Liabilities
    Notes payable.............................          --
    Current installments of long-term debt....          --
    Current portion of obligations under
      capital leases..........................          --
    Payables to affiliates, net...............     464,961
    Long-term debt, excluding current
      installments............................          --
    Obligations under capital leases,
      excluding current portion...............          --
    Loans payable to affiliates, net..........          --
                                                ----------
Net debt (cash)...............................     451,744
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --
                                                ----------
Per Model.....................................  $  451,744
                                                ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3213

                                                               SUPPLEMENT NO. 78
         3214

                         BELK OF GEORGETOWN, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 78
         3215

                BELK-SIMPSON COMPANY, GREENVILLE, SOUTH CAROLINA

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Company, Greenville, South Carolina (the "Company"), to be held on April 16, 1998, at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 62.9390 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 1,119,874 shares of New Belk Class A Common Stock which will represent approximately 1.8665% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (79)
         3216

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3217

                BELK-SIMPSON COMPANY, GREENVILLE, SOUTH CAROLINA

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON COMPANY,
GREENVILLE, SOUTH CAROLINA:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Company, Greenville, South Carolina (the "Company") will be held on April 16, 1998, at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 62.9390 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3218

                BELK-SIMPSON COMPANY, GREENVILLE, SOUTH CAROLINA

                               SUPPLEMENT NO. 79

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 79 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON COMPANY, GREENVILLE, SOUTH CAROLINA (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3219

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1917. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 62.9390 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 99,008 shares of Common Stock outstanding held of record by 79 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 77.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3220

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 148,512 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         3221


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         3222


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3223


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         3224


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         3225


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         3226


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         3227


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         3228


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         3229


     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         3230

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         3231

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280, or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on March 2, 1998 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3232

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:


                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $67,121,187    $67,121,187       0.6      $2,037,289      $38,235,423
EBITDA...............    8,300,025      5,576,176         7       2,037,289       36,995,943
EBIT.................    5,209,703      2,485,854        10       2,037,289       22,821,251
Net Income...........    3,375,793      1,425,272        15              --       21,379,080
Book Equity..........   93,075,745     38,838,854         1              --       38,838,854

         3233

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Camden,
  S.C., Incorporated            7.3256%          X        $11,802,653         =        $   864,615
Parks-Belk Company,
  Incorporated                 21.3302           X         10,855,465         =          2,315,493
Belk Simpson Realty
  Company                       4.0000           X            582,350         =             23,294
TAGS Stores, LLC               10.1730           X         15,118,749         =          1,538,030
                                                                                       -----------
Total                                                                                  $ 4,741,432
                                                                                       ===========
Relative Operating Value of Company                                                    $38,838,854
Relative Operating Value of Other Companies Owned by Company                  +          4,741,432
                                                                                       -----------
Total Relative Value of Company                                               =        $43,580,286
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           7.4509%          X        $43,580,286         =        $ 3,227,512
Belk Enterprises,
  Inc.                         20.0442           X         43,580,286         =          8,908,682
Belk-Lindsey Stores,
  Inc.                         22.6323           X         43,580,286         =          9,863,221
                                                                                       -----------
Total                                                                                  $21,999,416
                                                                                       ===========
Total Relative Value of Company                                                        $43,580,286
Total Relative Value of Company Owned by Other Belk Companies                 -         21,999,416
                                                                                       -----------
Net Relative Value of Company                                                 =        $21,580,871
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $21,580,871             /          $1,156,226,577            =              1.8665%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.8665%               X         59,998,834)        /             17,793         =            62.9390


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

         3234


     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. In addition, certain financial
information from the Company Financials for      has been adjusted to reflect
the values attributed to the assets of the Company for purposes of the Greenville Redemption (as defined herein) and the amount paid to the Shareholders of the Company to purchase shares in the Greenville Redemption. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3235

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 34.10
  Dividends(2)..............................................         12.25
  Book value per share(3)...................................        940.08
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)(7)
  Earnings per share from continuing operations.............         60.42
  Dividends(2)..............................................         16.36
  Book value per share......................................        788.00


---------------

(1) Based on 99,008 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 99,008 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.


(7) It is a condition to the consummation of the Reorganization that the Company shall have completed its reorganization, as described in the Proxy Statement/Prospectus. Accordingly, the Exchange Ratio is computed based on the Company's retail operations only and excludes the Company's non-retail stock portfolio and non-retail operations.

         3236

                     SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $68,027       $70,338       $67,121
Net income..................................................      3,094         6,402         3,376
Per common share
  Net income (loss)(1)......................................      31.25         64.66         34.10
  Dividends.................................................       6.75          6.75         12.25
  Book value(2).............................................     714.92        852.72        940.08
Total assets................................................    106,864       123,063       138,180
Shareholders' equity........................................     70,783        84,426        93,076

                                ---------------

                                                                     NINE MONTHS ENDED
                                                                ----------------------------
                                                                NOVEMBER 2,     NOVEMBER 1,
                                                                    1996            1997
                                                                ------------    ------------
                                                                   (DOLLARS IN THOUSANDS)
Net sales...................................................      $44,852         $43,942
Income from operations......................................          819             911

---------------


(1) Based on 99,008 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 99,008 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3237

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Other income (expenses), net increased in fiscal year 1996 over fiscal year 1995 as a result of a $7.0 million net gain on the sale of investments.


     On February 23, 1998, the Company offered to purchase from the Shareholders of the Company up to 70,000 shares of Common Stock of the Company for cash at a purchase price of $1,080.93 per share. Of the approximately 99,000 shares of Common Stock of the Company that were outstanding at the time of the offer, 63,077 shares of Common Stock were tendered for purchase and were purchased by Company for an aggregate purchase price of approximately $68,181,822 (the "Greenville Redemption"). The Company funded the purchase price paid for shares tendered for purchase from the proceeds of the sale of the Company's portfolio of publicly traded stocks. As a result of the sale of the publicly traded stocks in the Company's Stock Portfolio, the assets of the Company now consist of the Company's retail department store business, investment securities in privately held companies and certain real estate which is unrelated to the Company's retail department store business.


                            BUSINESS OF THE COMPANY


     General. The Company operates four retail department stores in the following locations in South Carolina: Town & Country Plaza in Easley, McAlister Square and Haywood Mall in Greenville and Greer Plaza in Greer. The Company currently contemplates opening a new retail department store in Simpsonville, South Carolina in October 1998. The Company's retail department stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Kuhne/Greiner group office in Greenville, South Carolina.


     The Company also operates a "carpet" store in Greenville, South Carolina and owns and operates the Kuhne/Greiner group office located in downtown Greenville, South Carolina. The "carpet" store sells home accessories and home furnishings. The group office provides buying, advertising, accounting, purchasing and other services to stores in the Kuhne/Greiner group area. The Company also operates a distribution center in a leased facility in Mauldin, South Carolina that provides receiving, marking and distribution services to the Belk Companies in the Kuhne/ Greiner group area.


     Facilities. The Company operates four department stores, of which two are leased under long-term leases and two are owned by the Company. The leases have termination dates ranging from 1999 through 2012, and for the lease terminating in 1999, the Company has options to extend the lease to 2024. The floor of the leased buildings ranges from 97,000 to 130,000 square feet. The Company's two owned buildings range in size from 55,000 to 225,000 square feet. The "carpet" store is in a leased building which contains approximately 58,000 square feet of floor area. The Simpsonville store building containing 51,000 square feet will be owned by the Company. The Company believes that these facilities are adequate to meet its current needs.

         3238


     Recent Developments. The Company has sold substantially all of its marketable securities. The Company expected to use the proceeds of such sales to repurchase shares of Common Stock from Shareholders who elected to tender their shares pursuant to an offer to purchase such shares from the Company.


     Competition. Specific competitors in the Company's market include Dillard, Parisian, Upton's, Rich's, J.B. White, Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3239

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     26,965          27.2%
Thomas M. Belk, Jr. (Executive Officer) (a)(d)(e)(f)........     19,011          19.2%
H. W. McKay Belk (Executive Officer) (a)(d)(e)(g)...........     18,931          19.1%
John R. Belk (Executive Officer) (a)(d)(e)(h)...............     18,843          19.0%
Henderson Belk (c)(d).......................................      5,857           5.9%
Sarah Belk Gambrell (c)(d)..................................     10,729          10.8%
John A. Kuhne (Director and Executive Officer) (k)..........      5,094           5.1%
Lucy S. Kuhne (Director) (i)(j).............................     46,990          47.5%
Kate Simpson (i)(j).........................................     44,021          44.5%
Claire E. Russo (i)(j)......................................     42,941          43.4%
Mary E. S. Hanahan..........................................      7,572           7.6%
R. E. Greiner (Director and Executive Officer)..............          0              *
Ron Shealy (Executive Officer)..............................          0              *
Welch Bostick, Jr. (Executive Officer)......................          0              *
Belk Enterprises, Inc. .....................................      7,345           7.4%
Belk-Lindsey Stores, Inc. ..................................      8,132           8.2%
Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and
  Hazel Claire M. Esird as Personal Representative of the
  Estate of William Henry Belk Simpson, Deceased............     40,707          41.1%
All Directors and Executive Officers as a group (7
  persons)..................................................     77,067          77.8%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy
S. Kuhne, Claire E. Russo, R. E. Greiner, Ron Shealy and Welch Bostick,
Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Mary E. S. Hanahan -- P.O. Box 1294, Charleston, S.C. 29402; Belk Enterprises, Inc. and Belk-Lindsey Stores, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Kate McArver Simpson and Estate of William Henry Belk Simpson -- P.O. Box 17433, Greenville, S.C. 29606.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 6 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 5,805 shares held in several Trusts established by the Will of W.
     H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by

         3240


     John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c)  Includes 40 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 7,345 shares held by Belk Enterprises, Inc. and 8,132 shares held by Belk-Lindsey Stores, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 2,661 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, having voting and investment power with respect to such shares.


(f) Includes 823 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 44 shares held by his wife, Sarah F. Belk.



(g) Includes 719 shares held by H. W. McKay Belk as custodian for his minor children and 68 shares held by his wife, Nina F. Belk.



(h) Includes 631 shares held by John R. Belk as custodian for his minor children and 68 shares held by is wife, Kimberly D. Belk.


(i) Includes 40,707 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(j) Includes 1,946 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.


(k)  Includes 4,337 shares held by John A. Kuhne's wife, Lucy Simpson Kuhne.

         3241

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         3242

                BELK-SIMPSON COMPANY, GREENVILLE, SOUTH CAROLINA

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                  1996           1997
                                                              ------------   ------------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  3,851,282   $  2,350,166
  Accounts receivable, net..................................    12,170,114     12,758,298
  Merchandise inventory.....................................    14,205,535     14,384,918
  Deferred income taxes.....................................       208,227        140,102
  Other.....................................................     1,029,379        972,750
                                                              ------------   ------------
Total current assets........................................    31,464,537     30,606,234
Loans receivable from affiliates, net.......................     5,625,942      7,851,243
Investments.................................................    65,125,680     79,512,395
Property, plant and equipment, net..........................    20,251,404     19,619,377
Other noncurrent assets.....................................       595,876        591,216
                                                              ------------   ------------
                                                              $123,063,439   $138,180,465
                                                              ============   ============

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable.............................................  $         --   $  6,000,000
  Accounts payable and accrued expenses.....................     4,369,423      6,083,356
  Payables to affiliates, net...............................    15,040,285     10,541,407
  Accrued income taxes......................................       927,962        260,814
                                                              ------------   ------------
Total current liabilities...................................    20,337,670     22,885,577
Deferred income taxes.......................................    15,998,907     19,849,363
Other noncurrent liabilities................................     2,162,574      2,369,780
                                                              ------------   ------------
Total liabilities...........................................    38,499,151     45,104,720
Deferred income.............................................       138,375             --
Shareholders' equity:
  Common stock..............................................     9,900,800      9,900,800
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................    25,415,052     31,901,939
  Retained earnings.........................................    49,110,061     51,273,006
                                                              ------------   ------------
Total shareholders' equity..................................    84,425,913     93,075,745
                                                              ------------   ------------
                                                              $123,063,439   $138,180,465
                                                              ============   ============

         3243

                BELK-SIMPSON COMPANY, GREENVILLE, SOUTH CAROLINA

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $68,905,620   $72,482,145   $69,331,796
Less: Leased Sales......................................      878,901     2,144,442     2,210,609
                                                          -----------   -----------   -----------
Net sales...............................................   68,026,719    70,337,703    67,121,187
Operating costs and expenses............................   64,425,259    69,049,119    64,724,381
                                                          -----------   -----------   -----------
Income from operations..................................    3,601,460     1,288,584     2,396,806
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (481,138)     (824,423)     (499,009)
  Dividend income.......................................    1,475,652     1,585,867     1,617,402
  Gain (loss) on disposal of property, plant and
     equipment..........................................     (500,294)       72,994        15,796
  Gain (loss) on sale of securities.....................      165,982     7,009,465     1,090,651
  Miscellaneous, net....................................       30,413       250,075        89,048
                                                          -----------   -----------   -----------
Total other expense, net................................      690,615     8,093,978     2,313,888
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    4,292,075     9,382,562     4,710,694
Income tax expense (benefit)............................    1,198,289     2,980,403     1,334,901
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................    3,093,786     6,402,159     3,375,793
                                                          -----------   -----------   -----------
Net earnings............................................    3,093,786     6,402,159     3,375,793
Retained earnings at beginning of period................   40,950,724    43,376,206    49,110,061
Dividends paid..........................................     (668,304)     (668,304)   (1,212,848)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $43,376,206   $49,110,061   $51,273,006
                                                          ===========   ===========   ===========

         3244

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3245
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3246

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3247

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3248

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3249

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3250

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3251

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3252

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."


                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $67,121,187   $3,375,793   $5,209,703   $8,300,025    $93,075,745
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --           --           --          --              --
                                              -----------   ----------   ----------   ----------    -----------
Adjusted Shareholders' Statement............  $67,121,187    3,375,793    5,209,703   8,300,025      93,075,745
                                              ===========   ----------   ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                   (11,311)     (15,796)    (15,796)
  Gain/loss on sale of securities...........                  (780,993)  (1,090,651)  (1,090,651)
  Eliminate dividends on investments........                (1,158,217)  (1,617,402)  (1,617,402)
  Impairment loss...........................                        --           --          --
  Equity in earnings of unconsolidated
    subsidiaries............................                        --           --          --
  Gain/loss on discontinued operations......                        --           --          --
  Adjustment to tax expense.................                        --           --          --              --
                                                            ----------   ----------   ----------
Total non-operating items...................                (1,950,521)  (2,723,849)  (2,723,849)
                                                            ----------   ----------   ----------
Other Adjustments:
  Reduction in shareholders' equity from
    stock redemption(3).....................                                                        (50,877,407)
  Adjustment for ownership in other Belk
    entities................................                                                         (3,359,484)
                                                            ----------   ----------   ----------    -----------
Per Model...................................                $1,425,272   $2,485,854   $5,576,176    $38,838,854
                                                            ==========   ==========   ==========    ===========
COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(2,350,166)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........    1,805,278
    Loans receivable from affiliates, net...   (7,851,243)
  Liabilities
    Notes payable...........................    6,000,000
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............   10,541,407
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................    8,145,276
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
Net cash from stock redemption..............   (6,107,987)
                                              -----------
Per Model...................................  $ 2,037,289
                                              ===========


---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

(3) Represents an increase in adjusted book equity of the Company to reflect the values attributed to the assets of the Company for purposes of the Greenville Redemption ($17,304,415), reduced by the amount of cash paid to purchase shares in the Greenville Redemption ($68,181,822). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         3253

                                                               SUPPLEMENT NO. 79
         3254

                BELK-SIMPSON COMPANY, GREENVILLE, SOUTH CAROLINA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 5:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature

                                                --------------------------------

                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 79
         3255

                 BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Greenwood, S.C., Inc. (the "Company"), to be held on April 16, 1998, at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 128.1062 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 248,270 shares of New Belk Class A Common Stock which will represent approximately 0.4138% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (80)
         3256

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3257

                 BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Greenwood, S.C., Inc. (the "Company") will be held on April 16, 1998, at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 128.1062 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3258

                 BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC.

                               SUPPLEMENT NO. 80

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 80 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3259

                                  THE COMPANY


     The Company was incorporated as a South Carolina corporation in 1928 as Gallant-Belk Company of Greenwood, South Carolina, Incorporated. The Company changed its name to Belk Department Store of Greenwood, S.C., Inc. in 1992. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 128.1062 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,432 shares of Common Stock outstanding held of record by 31 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 91.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3260

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,432 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         3261


converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the

         3262


corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class,

         3263


then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders

         3264


holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company

         3265


Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the

         3266


obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other

         3267


cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director
(i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the

         3268


number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.

         3269


     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the

         3270

Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company
         3271

must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3272

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Net Sales............  $ 8,412,419    $ 8,412,419       0.6      $(1,030,713)     $ 6,078,164
EBITDA...............      837,840        837,840         7       (1,030,713)       6,895,593
EBIT.................      744,191        744,191        10       (1,030,713)       8,472,623
Net Income...........      475,996        475,996        15               --        7,139,940
Book Equity..........    4,892,314      4,891,714         1               --        4,891,714

         3273

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $8,472,623
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $8,472,623
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            4.8951%          X        $8,472,623          =        $  414,743
Belk Enterprises,
  Inc.                         17.4825           X         8,472,623          =         1,481,226
Belk's Department
  Store of Florence,
  S.C., Incorporated           14.5688           X         8,472,623          =         1,234,359
Belk of LaGrange,
  Ga., Inc.                     6.5851           X         8,472,623          =           557,931
                                                                                       ----------
Total                                                                                  $3,688,260
                                                                                       ----------
Total Relative Value of Company                                                        $8,472,623
Total Relative Value of Company Owned by Other Belk Companies                 -         3,688,260
                                                                                       ----------
Net Relative Value of Company                                                 =        $4,784,363
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 4,784,363             /          $1,156,226,577            =               .4138%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.4138%               X         59,998,834)        /              1,938         =           128.1062


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3274

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  138.69
  Dividends(2)..............................................          15.00
  Book value per share(3)...................................       1,425.50
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         122.98
  Dividends(2)..............................................          33.31
  Book value per share......................................       1,603.89


---------------

(1) Based on 3,432 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,432 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3275

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  8,206      $  8,407      $  8,412
Net income..................................................        406           395           476
Per common share
  Net income (loss)(1)......................................     118.24        115.20        138.69
  Dividends.................................................      10.00         15.00         15.00
  Book value(2).............................................   1,201.60      1,301.81      1,425.50
Total assets................................................      4,663         4,974         5,525
Shareholders' equity........................................      4,124         4,468         4,892

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $5,802        $5,808
Income from operations......................................       420           303

---------------


(1) Based on 3,432 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,432 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3276

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Cross Creek Mall in Greenwood, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 71,000 square feet of floor area, together with an adjacent parking area. The store building was remodeled in 1997. The Company believes the facility is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney, Upton's and Goody's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3277

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     2,241           65.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(e).................................................     1,731           50.4%
H. W. McKay Belk (Director and Executive Officer)
  (a)(b)(e).................................................     1,732           50.5%
John R. Belk (Director and Executive Officer) (a)(b)(e).....     1,731           50.4%
Henderson Belk (Director) (c)(d)............................       100            2.9%
Sarah Belk Gambrell (Director) (c)(d).......................       548           16.0%
David Belk Cannon (Director) (f)............................       168            4.9%
B. Neal Long (Director and Executive Officer)...............         6               *
Katherine McKay Belk (a)(b).................................       191            5.6%
Katherine Belk Morris (a)(b)................................       238            6.9%
Belk's Department Store of Florence, S.C. Incorporated......       500           14.6%
Belk Enterprises, Inc. .....................................       600           17.5%
Belk of LaGrange, Ga. Inc. .................................       226            6.6%
All Directors and Executive Officers as a group (8
  persons)..................................................     3,128           91.1%

---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; Belk's Department Store of Florence, S.C. Incorporated, Belk Enterprises, Inc. and Belk of LaGrange, Ga. Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 48 shares held by Brothers Investment Company, which corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

(b) Includes 101 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 90 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         3278


(d)  Includes 10 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 168 shares held by Gallant-Belk Company, 500 shares held by Belk's Department Store of Florence, S.C., Incorporated, 226 shares held by Belk of LaGrange, Ga. Inc. and 600 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 59 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

         3279

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3280

                 BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  129,644    $  118,336
  Accounts receivable, net..................................   1,263,000     1,444,002
  Merchandise inventory.....................................   1,635,408     1,701,289
  Receivable from affiliates, net...........................     521,770       108,246
  Deferred income taxes.....................................      13,943            --
  Other.....................................................      63,204        59,997
                                                              ----------    ----------
Total current assets........................................   3,626,969     3,431,870
Loans receivable from affiliates, net.......................     104,131       804,131
Investments.................................................         600           600
Property, plant and equipment, net..........................   1,204,852     1,253,342
Deferred income taxes.......................................          --         2,538
Other noncurrent assets.....................................      37,857        32,662
                                                              ----------    ----------
                                                              $4,974,409    $5,525,143
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  387,342    $  408,094
  Deferred income taxes.....................................          --        23,935
  Accrued income taxes......................................      35,059       107,126
                                                              ----------    ----------
Total current liabilities...................................     422,401       539,155
Deferred income taxes.......................................       2,356            --
Other noncurrent liabilities................................      81,854        93,674
                                                              ----------    ----------
Total liabilities...........................................     506,611       632,829
Shareholders' equity:
  Common stock..............................................     343,200       343,200
  Retained earnings.........................................   4,124,598     4,549,114
                                                              ----------    ----------
Total shareholders' equity..................................   4,467,798     4,892,314
                                                              ----------    ----------
                                                              $4,974,409    $5,525,143
                                                              ==========    ==========

         3281

                 BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $8,205,685    $8,406,858    $8,412,419
Operating costs and expenses...............................   7,545,558     7,782,372     7,669,246
                                                             ----------    ----------    ----------
Income from operations.....................................     660,127       624,486       743,173
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (13,425)         (433)       10,709
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --         2,143            --
  Miscellaneous, net.......................................        (686)          202         1,017
                                                             ----------    ----------    ----------
Total other expense, net...................................     (14,111)        1,912        11,726
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     646,016       626,398       754,899
Income tax expense (benefit)...............................     240,230       231,019       278,903
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     405,786       395,379       475,996
                                                             ----------    ----------    ----------
Net earnings...............................................     405,786       395,379       475,996
Retained earnings at beginning of period...................   3,409,233     3,780,699     4,124,598
Dividends paid.............................................     (34,320)      (51,480)      (51,480)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $3,780,699    $4,124,598    $4,549,114
                                                             ==========    ==========    ==========

         3282

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3283
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3284

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3285

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3286

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3287

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3288

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3289

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3290

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 8,412,419    $475,996    $744,191   $837,840     $4,892,314
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 8,412,419     475,996     744,191    837,840      4,892,314
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --         --
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                       --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                           (600)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $475,996    $744,191   $837,840     $4,891,714
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (118,336)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (108,246)
    Loans receivable from affiliates, net.....     (804,131)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,030,713)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,030,713)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3291

                                                               SUPPLEMENT NO. 80
         3292

                 BELK DEPARTMENT STORE OF GREENWOOD, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 9:10 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                         Dated:                          , 1998
                                               --------------------------

                                         --------------------------------
                                                    Signature

                                         --------------------------------
                                                    Signature

                                         Name(s) should be signed exactly
                                         as shown to the left hereof.
                                         Title should be added if signing
                                         as executor, administrator,
                                         trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 80
         3293

           BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Hartsville, S.C., Incorporated (the "Company"), to be held on April 16, 1998, at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 104.4982 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 89,659 shares of New Belk Class A Common Stock which will represent approximately 0.1494% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (81)
         3294

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3295

           BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C.,
  INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Hartsville, S.C., Incorporated (the "Company") will be held on April 16, 1998, at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 104.4982 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3296

           BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C., INCORPORATED

                               SUPPLEMENT NO. 81

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 81 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF HE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/ PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3297

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1936. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 104.4982 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,879 shares of Common Stock outstanding held of record by 33 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 94.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3298

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,918 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         3299


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         3300


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3301


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         3302


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         3303


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         3304


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         3305


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         3306


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         3307


     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         3308

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         3309

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3310

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT          RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------              ------       --------     --------     --------      ----------------
Net Sales............  $4,865,066    $4,865,066       0.6      $   532,644       $2,386,396
EBITDA...............     604,061       604,061         7          532,644        3,695,783
EBIT.................     431,651       431,651        10          532,644        3,783,866
Net Income...........     247,141       247,141        15               --        3,707,115
Book Equity..........   2,828,433     2,827,486         1               --        2,827,486

         3311

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $3,783,866
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $3,783,866
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            4.2576%          X        $ 3,783,866         =        $  161,102
Belk Brothers Company          11.9212           X          3,783,866         =           451,082
Belk Finance Company            4.6833           X          3,783,866         =           177,210
Belk's Department
  Store of
  Chesterfield, S.C.
  Incorporated                  2.9271           X          3,783,866         =           110,758
Belk's Department
  Store of Florence,
  S.C., Incorporated           13.0921           X          3,783,866         =           495,388
Belk of Georgetown,
  S.C., Inc.                   17.4561           X          3,783,866         =           660,515
                                                                                       ----------
Total                                                                                  $2,056,054
                                                                                       ==========
Total Relative Value of Company                                                        $3,783,866
Total Relative Value of Company Owned by Other Belk Companies                 -         2,056,054
                                                                                       ----------
Net Relative Value of Company                                                 =        $1,727,812
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $1,727,812              /          $1,156,226,577            =               .1494%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1494%               X         59,998,834)        /                858         =           104.4982


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

         3312

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3313

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  131.53
  Dividends(2)..............................................          22.00
  Book value per share(3)...................................       1,505.29
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         100.32
  Dividends(2)..............................................          27.17
  Book value per share......................................       1,308.32


---------------

(1) Based on 1,879 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,879 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3314

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $   4,475     $   4,608     $   4,865
Net income..................................................         222           186           247
Per common share
  Net income (loss)(1)......................................      117.98         98.93        131.53
  Dividends.................................................       16.00         20.00         22.00
  Book value(2).............................................    1,316.83      1,395.76      1,505.29
Total assets................................................       4,404         4,342         4,133
Shareholders' equity........................................       2,474         2,623         2,828

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,342        $3,242
Income from operations......................................       271           128

---------------


(1) Based on 1,879 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,879 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3315

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales decreased for the nine months ended November 1, 1997 due to increased competition in the market.

     Income from operations decreased for the nine months ended November 1, 1997 due to an increased cost of merchandise resulting from higher mark downs. In addition increases were experienced in advertising, bad debt and credit expense, partially offset by a decrease in payroll.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Hartsville Mall in Hartsville, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Nipper group office in Summerville, South Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 41,000 square feet of floor area, together with an adjacent parking area. The Company believes the facility is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, B.C. Moore and Rose's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3316

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g).....................................     1,485           79.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(f)(g)..............................................     1,202           64.0%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(f)(g)..............................................     1,202           64.0%
John R. Belk (Director and Executive Officer)
  (b)(c)(f)(g)..............................................     1,219           64.9%
Henderson Belk (d)(e).......................................        63            3.4%
Sarah Belk Gambrell (Director) (d)(e).......................       315           16.8%
James K. Glenn, Jr. (Director) (h)..........................        28            1.5%
Leroy Robinson (b)(c).......................................       181            9.6%
Katherine McKay Belk (b)(c).................................       181            9.6%
Katherine Belk Morris (b)(c)................................       181            9.6%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Executive Officer)...........................         0               *
Bob Webster (Executive Officer).............................         0               *
Belk's Department Store of Florence, S.C., Incorporated.....       246           13.1%
Belk of Georgetown, S.C., Inc...............................       328           17.5%
J. V. Properties............................................       224           11.9%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       180            9.6%
All Directors and Executive Officers as a group (7
  persons)..................................................     1,782           94.8%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; James K. Glenn, Jr., P.O. Box 2736, Winston-Salem, N.C. 27102; Thomas A. Nipper, Lars Petersen, Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Belk's Department Store of Florence, S.C., Incorporated, Belk of Georgetown, S.C., Inc., J. V. Properties and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 50 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 1 share held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

         3317

(c) Includes 180 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 20 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e)  Includes 43 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(f) Includes 80 shares held by Gallant-Belk Company, 246 shares held by Belk's Department Store of Florence, S.C. Incorporated, 55 shares held by Belk's Department Store of Chesterfield, S.C., Incorporated, 328 shares held by Belk of Georgetown, S.C., Inc. and 88 shares held by Belk Finance Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(g) Includes 224 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.


(h) Includes 14 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 14 shares held by John Belk Stevens Trust U/W
     ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.

         3318

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................  F-2

Unaudited Statements of Earnings and Retained Earnings......  F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         3319

           BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  494,376    $   31,374
  Accounts receivable, net..................................     596,732       649,469
  Merchandise inventory.....................................     920,475       960,380
  Receivable from affiliates, net...........................       6,837       335,981
  Deferred income taxes.....................................       9,992        11,195
  Other.....................................................      37,590        36,274
                                                              ----------    ----------
Total current assets........................................   2,066,002     2,024,673
Investments.................................................         947           947
Property, plant and equipment, net..........................   2,269,638     2,106,373
Other noncurrent assets.....................................       4,934         1,080
                                                              ----------    ----------
                                                              $4,341,521    $4,133,073
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  300,000    $  225,000
  Accounts payable and accrued expenses.....................     453,480       314,153
  Accrued income taxes......................................      53,705        23,805
                                                              ----------    ----------
Total current liabilities...................................     807,185       562,958
Deferred income taxes.......................................      69,853        45,307
Long-term debt, excluding current installments..............     825,000       675,000
Other noncurrent liabilities................................      16,853        21,375
                                                              ----------    ----------
Total liabilities...........................................   1,718,891     1,304,640
Shareholders' equity:
  Common stock..............................................     187,900       187,900
  Retained earnings.........................................   2,434,730     2,640,533
                                                              ----------    ----------
Total shareholders' equity..................................   2,622,630     2,828,433
                                                              ----------    ----------
                                                              $4,341,521    $4,133,073
                                                              ==========    ==========

         3320

           BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $4,474,977    $4,607,546    $4,865,066
Operating costs and expenses...............................   4,035,763     4,222,746     4,426,230
                                                             ----------    ----------    ----------
Income from operations.....................................     439,214       384,800       438,836
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (83,126)      (75,468)      (54,710)
  Miscellaneous, net.......................................        (132)        2,816        (7,186)
                                                             ----------    ----------    ----------
Total other expense, net...................................     (83,258)      (72,652)      (61,896)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     355,956       312,148       376,940
Income tax expense (benefit)...............................     134,278       126,256       129,799
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     221,678       185,892       247,141
                                                             ----------    ----------    ----------
Net earnings...............................................     221,678       185,892       247,141
Retained earnings at beginning of period...................   2,094,804     2,286,418     2,434,730
Dividends paid.............................................     (30,064)      (37,580)      (41,338)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,286,418    $2,434,730    $2,640,533
                                                             ==========    ==========    ==========

         3321

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3322
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3323

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3324

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3325

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3326

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3327

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3328

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3329

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $4,865,066    $247,141    $431,651   $604,061     $2,828,433
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $4,865,066     247,141     431,651    604,061      2,828,433
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (947)
                                                               --------    --------   --------     ----------
Per Model......................................                $247,141    $431,651   $604,061     $2,827,486
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (31,375)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (335,981)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....     225,000
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................     675,000
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     532,644
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  532,644
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3330

                                                               SUPPLEMENT NO. 81
         3331

           BELK'S DEPARTMENT STORE OF HARTSVILLE, S.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 9:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                          Dated:                          , 1998
                                                --------------------------

                                          --------------------------------
                                                     Signature

                                          --------------------------------
                                                     Signature

                                          Name(s) should be signed exactly
                                          as shown to the left hereof.
                                          Title should be added if signing
                                          as executor, administrator,
                                          trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 81
         3332

      BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store, Incorporated, of Lake City, South Carolina (the "Company"), to be held on April 15, 1998, at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 24.3005 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 38,784 shares of New Belk Class A Common Stock which will represent approximately 0.0646% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (82)
         3333

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3334

      BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store, Incorporated, of Lake City, South Carolina (the "Company") will be held on April 15, 1998, at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 24.3005 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3335

      BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA

                               SUPPLEMENT NO. 82

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 82 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3336

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1947. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 24.3005 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,200 shares of Common Stock outstanding held of record by 23 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 89.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3337

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,400 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         3338


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         3339


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3340


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         3341


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         3342


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         3343


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         3344


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         3345


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         3346


     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         3347

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         3348

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3349

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT        RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------            ----------    ----------    --------    --------    ----------------
Net Sales............  $2,592,882    $2,592,882       0.6      $ 63,187       $1,492,542
EBITDA...............     223,102       223,102         7        63,187        1,498,527
EBIT.................      95,509        95,509        10        63,187          891,903
Net Income...........      62,097        62,097        15            --          931,455
Book Equity..........   1,306,639     1,306,465         1            --        1,306,465

         3350

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $1,498,527
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $1,498,527
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                            .875%          X        $1,498,527          =        $    13,112
Belk's Department
  Store of Florence,
  S.C., Incorporated            49.000           X         1,498,527          =            734,278
Belk of Orangeburg,
  S.C., Inc.                      .250           X         1,498,527          =              3,746
                                                                                       -----------
Total                                                                                  $   751,137
                                                                                       ===========

Total Relative Value of Company                                                        $ 1,498,527
Total Relative Value of Company Owned by Other Belk Companies                --            751,137
                                                                                       -----------
Net Relative Value of Company                                                 =        $   747,390
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
          $747,390               /          $1,156,226,577            =               .0646%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0646%               X         59,998,834)        /              1,596         =            24.3005


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3351

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 19.41
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................        408.32
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         23.33
  Dividends(2)..............................................          6.32
  Book value per share......................................        304.24


---------------

(1) Based on 3,200 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,200 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3352

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $2,341        $2,375        $2,593
Net income (loss)...........................................        71            (2)           62
Per common share
  Net income (loss)(1)......................................     22.25         (0.50)        19.41
  Dividends.................................................     15.00         15.00         15.00
  Book value(2).............................................    419.12        403.92        408.32
Total assets................................................     1,791         1,539         1,598
Shareholders' equity........................................     1,342         1,293         1,307

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,736        $1,871
Income from operations......................................        37            21

---------------


(1) Based on 3,200 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,200 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3353

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Net income decreased in fiscal year 1996 primarily as a result of an increase in payroll and depreciation.

     Comparable store sales increased in fiscal year 1997 due to expanded merchandise lines and the relocation of store in fiscal year 1995.

     Comparable store sales increased for the nine months ended November 1, 1997 due to an emphasis on Belk credit sales, a better merchandise mix in shoes and added men's signature areas.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Town & Country Plaza in Lake City, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Nipper group office in Summerville, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 30,000 square feet of floor area. The current term of the lease expires in 2004. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and B.C. Moore.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3354

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)(a)(b)(c)......     2,200           68.8%
Thomas M. Belk, Jr. (Director and Executive
  Officer)(a)(c)(d).........................................     1,721           53.8%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(e).................................................     1,735           54.2%
John R. Belk (Director and Executive Officer) (a)(c)........     1,676           52.4%
Henderson Belk (Director) (b)...............................        64               *
Sarah Belk Gambrell (Director) (b)..........................       504           15.8%
Katherine Belk Morris (a)(f)................................       224            7.0%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Executive Officer)...........................         0               *
Bob Webster (Executive Officer).............................         0               *
Belk's Department Store of Florence, S.C., Incorporated.....     1,568           49.0%
All Directors and Executive Officers as a group (7
  persons)..................................................     2,864           89.5%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Thomas A. Nipper, Lars Petersen, Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Belk's Department Store of Florence, S.C.,
Incorporated -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 32 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 64 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 8 shares held by Belk of Orangeburg, S.C., Inc., 1,568 shares held by Belk's Department Store of Florence, S.C., Incorporated and 28 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 41 shares held by Thomas M. Belk, Jr. as custodian for the minor children of his brother, H. W. McKay Belk.

         3355

(e) Includes 96 shares held by H. W. McKay Belk as custodian for his minor children.

(f) Includes 192 shares held by Katherine Belk Morris as custodian for her minor children.

         3356

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3357

      BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $    7,853    $   16,794
  Accounts receivable, net..................................     331,814       445,414
  Merchandise inventory.....................................     510,913       575,269
  Refundable income taxes...................................       8,934            --
  Deferred income taxes.....................................       2,082         3,309
  Other.....................................................      21,569        20,861
                                                              ----------    ----------
Total current assets........................................     883,165     1,061,647
Loans receivable from affiliates, net.......................       1,226         1,226
Investments.................................................         174           174
Property, plant and equipment, net..........................     649,789       527,089
Deferred income taxes.......................................          --         4,589
Other noncurrent assets.....................................       4,725         2,999
                                                              ----------    ----------
                                                              $1,539,079    $1,597,724
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  134,616    $  162,616
  Payables to affiliates, net...............................      97,231        81,208
  Accrued income taxes......................................          --        32,115
                                                              ----------    ----------
Total current liabilities...................................     231,847       275,939
Deferred income taxes.......................................       2,588            --
Other noncurrent liabilities................................      12,102        15,146
                                                              ----------    ----------
Total liabilities...........................................     246,537       291,085
Shareholders' equity:
  Common stock..............................................     320,000       320,000
  Retained earnings.........................................     972,542       986,639
                                                              ----------    ----------
Total shareholders' equity..................................   1,292,542     1,306,639
                                                              ----------    ----------
                                                              $1,539,079    $1,597,724
                                                              ==========    ==========

         3358

      BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $2,341,347    $2,375,073    $2,592,882
Operating costs and expenses...............................   2,245,166     2,361,500     2,498,723
                                                             ----------    ----------    ----------
Income from operations.....................................      96,181        13,573        94,159
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................       2,765       (21,034)      (11,057)
  Gain (loss) on disposal of property, plant and
     equipment.............................................        (514)           --            --
  Miscellaneous, net.......................................        (204)          492         1,350
                                                             ----------    ----------    ----------
Total other expense, net...................................       2,047       (20,542)       (9,707)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........      98,228        (6,969)       84,452
Income tax expense (benefit)...............................      27,015        (5,362)       22,355
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      71,213        (1,607)       62,097
                                                             ----------    ----------    ----------
Net earnings...............................................      71,213        (1,607)       62,097
Retained earnings at beginning of period...................     998,936     1,022,149       972,542
Dividends paid.............................................     (48,000)      (48,000)      (48,000)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,022,149    $  972,542    $  986,639
                                                             ==========    ==========    ==========

         3359

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3360
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3361

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3362

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3363

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3364

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3365

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3366

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3367

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                 ----------   ----------   -------   ---------   -------------
Per Shareholders' Statement....................  $2,592,882    $62,097     $95,509     $223,102     $1,306,639
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --          --           --             --
                                                 ----------    -------     -------     --------     ----------
Adjusted Shareholders' Statement...............  $2,592,882     62,097      95,509      223,102      1,306,639
                                                 ==========    -------     -------     --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --          --           --
  Gain/loss on sale of securities..............                     --          --           --
  Impairment loss..............................                     --          --           --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --          --           --
  Gain/loss on discontinued operations.........                     --          --           --
  Adjustment to tax expense....................                     --          --           --             --
                                                               -------     -------     --------
Total non-operating items......................                     --          --           --
                                                               -------     -------     --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --          --           --
  Adjustment for ownership in other Belk
    entities...................................                                                           (174)
                                                               -------     -------     --------     ----------
Per Model......................................                $62,097     $95,509     $223,102     $1,306,465
                                                               =======     =======     ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (16,795)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......      (1,226)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................      81,208
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................      63,187
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $   63,187
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3368

                                                               SUPPLEMENT NO. 82
         3369

      BELK'S DEPARTMENT STORE, INCORPORATED, OF LAKE CITY, SOUTH CAROLINA
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 4:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                       Dated:
                                             --------------------------, 1998

                                       --------------------------------
                                                  Signature

                                       --------------------------------
                                                  Signature

                                       Name(s) should be signed exactly
                                       as shown to the left hereof.
                                       Title should be added if signing
                                       as executor, administrator,
                                       trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 82
         3370

                BELK'S DEPARTMENT STORE OF LANCASTER, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Lancaster, S.C., Inc. (the "Company"), to be held on April 16, 1998, at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 60.4443 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 584,073 shares of New Belk Class A Common Stock which will represent approximately 0.9735% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (83)
         3371

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3372

                BELK'S DEPARTMENT STORE OF LANCASTER, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF
LANCASTER, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Lancaster, S.C., Inc. (the "Company") will be held on April 16, 1998, at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 60.4443 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3373

                BELK'S DEPARTMENT STORE OF LANCASTER, S.C., INC.

                               SUPPLEMENT NO. 83

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 83 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF LANCASTER, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................  F-1
  Unaudited Consolidated Balance Sheets.....................  F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................  F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3374

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1930. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 60.4443 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 11,750 shares of Common Stock outstanding held of record by 42 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 63.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3375

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk of the Company's new store in Cookeville, Tennessee, where the Company has no history of store operations. There is no assurance that the operating results of the new store in Cookeville will meet projections. If the new Cookeville store does not meet projections, the financial condition and results of operations of the Company could be adversely affected. The Merger would enable the Company to share with New Belk the risk of the new Cookeville store.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 30 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including the Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").

         3376

     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 12,000 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-

         3377


owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast

         3378


opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is

         3379


signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the

         3380


shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided

         3381


in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations

         3382


of law, (iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares

         3383


to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.

         3384


     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether
         3385

pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received).
         3386

Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280, or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously, or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

         3387

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                 NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    ----------    --------    -----------    ----------------
Net Sales............  $10,084,558    $6,775,631       0.6      $(2,932,278)      $6,997,657
EBITDA...............    1,095,461       789,695         7       (2,932,278)       8,460,143
EBIT.................      913,219       619,832        10       (2,932,278)       9,130,598
Net Income...........      708,005       494,807        15               --        7,422,105
Book Equity..........   10,953,894     7,479,624         1               --        7,479,624

         3388

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk-Simpson Company
  of Paragould,
  Arkansas, Inc.               90.5263%          X        $ 4,895,973         =        $ 4,432,143
Belks of Spartanburg,
  S.C, Inc.                     1.2367%          X         10,010,262         =            123,797
                                                                                       -----------
Total                                                                                  $ 4,555,940
                                                                                       ===========

Relative Operating Value of Company                                                    $ 9,130,598
Relative Operating Value of Other Companies Owned by Company                  +          4,555,940
                                                                                       -----------
Total Relative Value of Company                                               =        $13,686,538
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          17.7617%          X        $13,686,538         =        $ 2,430,962
                                                                                       -----------
Total                                                                                  $ 2,430,962
                                                                                       ===========
Total Relative Value of Company                                                        $13,686,538
Total Relative Value of Company Owned by Other Belk Companies                 -          2,430,962
                                                                                       -----------
Net Relative Value of Company                                                 =        $11,255,576
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $11,255,576             /          $1,156,226,577            =               .9735%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.9735%               X         59,998,834)        /              9,663         =         60.4443


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3389

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 60.26
  Dividends(2)..............................................         17.00
  Book value per share(3)...................................        932.25
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         58.03
  Dividends(2)..............................................         15.72
  Book value per share......................................        756.76


---------------

(1) Based on 11,750 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 11,750 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share New Belk pro forma combined dividends per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3390

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $9,654        $ 9,751      $ 10,085
Net income..................................................       461            486           708
Per common share
  Net income (loss)(1)......................................     39.22          41.32         60.26
  Dividends.................................................     17.00          17.00         17.00
  Book value(2).............................................    835.94         877.89        932.25
Total assets................................................    11.686         12,086        13,103
Shareholders' equity........................................     9,822         10,315        10,954

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $6,877        $6,923
Income from operations......................................       477           564

---------------


(1) Based on 11,750 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 11,750 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3391

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY


     General. The Company operates a retail department store in Lancaster Square in Lancaster, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is operated out of the Kuhne/Greiner group office in Greenville, South Carolina. The Company is currently building a new retail store in Cookeville, Tennessee. The anticipated opening date for the Cookeville store is July, 1998.


     Facilities. The Company owns the Lancaster store property and building, which contains approximately 70,000 square feet of floor area, together with an adjacent parking area. The Company leases the property on which it is building the Cookeville store, which will contain approximately 60,000 square feet of floor area. The Cookeville lease expires in 2018.

     Competition. Specific competitors in the Company's market include Wal-Mart, B.C. Moore and Penney.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3392

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................    4,100.0          34.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e).................................................    2,471.5          21.0%
H. W. McKay Belk (Director and Executive Officer) (b)(d)....    2,489.5          21.2%
John R. Belk (Director and Executive Officer) (b)(d)........    2,487.5          21.2%
Henderson Belk (Director) (c)...............................      652.0           5.5%
Sarah Belk Gambrell (Director) (c)..........................    3,042.5          25.9%
John A. Kuhne (Director and Executive Officer)..............      360.0           3.1%
Lucy S. Kuhne (f)(g)(h).....................................    2,052.0          17.5%
Kate Simpson (f)(g).........................................    1,932.0          16.4%
Claire E. Russo (f)(g)......................................    1,956.0          16.6%
R. E. Greiner (Director and Executive Officer)..............        5.0              *
Welch Bostick, Jr. (Executive Officer)......................          0              *
Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and
  Hazel Claire M. Efird as Personal Representative of the
  Estate of William Henry Belk Simpson, Deceased............      1,452          12.4%
J. V. Properties............................................      2,087          17.8%
All Directors and Executive Officers as a group (8
  persons)..................................................      7,466          63.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy
S. Kuhne, Claire E. Russo, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Kate Simpson and Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and Hazel Claire M. Efird as Personal Representatives of the Estate of William Henry Belk Simpson, Deceased -- P.O. Box 17433, Greenville, S.C. 29606; J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 480 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 200.5 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 640 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by

         3393


     John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.


(d) Includes 2,087 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e) Includes 44 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(f) Includes 1,452 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(g) Includes 240 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(h)  Includes 360 shares held by Lucy S. Kuhne's husband, John A. Kuhne.

         3394

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Consolidated Balance Sheets.....................   F-2

  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................   F-3

  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................   F-4

         3395

                BELK'S DEPARTMENT STORE OF LANCASTER, S.C., INC.

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $    75,538   $    95,706
  Accounts receivable, net..................................    1,799,749     2,134,143
  Merchandise inventory.....................................    1,858,584     1,909,088
  Receivable from affiliates, net...........................    4,062,139     4,563,654
  Deferred income taxes.....................................       26,808        44,470
  Other.....................................................       84,301        88,860
                                                              -----------   -----------
Total current assets........................................    7,907,119     8,835,921
Loans receivable from affiliates, net.......................       30,626        30,626
Investments.................................................    2,581,107     2,821,626
Property, plant and equipment, net..........................    1,497,077     1,349,319
Other noncurrent assets.....................................       70,363        65,137
                                                              -----------   -----------
                                                              $12,086,292   $13,102,629
                                                              ===========   ===========

                LIABILITIES MINORITY INTEREST AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   577,696   $   705,194
  Accrued income taxes......................................       16,039       152,323
                                                              -----------   -----------
Total current liabilities...................................      593,735       857,517
Deferred income taxes.......................................      722,840       803,987
Other noncurrent liabilities................................      123,510       136,516
                                                              -----------   -----------
Total liabilities...........................................    1,440,085     1,798,020
Minority interest...........................................      331,048       350,715
Shareholders' equity:
  Common stock..............................................    1,175,000     1,175,000
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................    1,046,498     1,176,977
  Retained earnings.........................................    8,093,661     8,601,917
                                                              -----------   -----------
Total shareholders' equity..................................   10,315,159    10,953,894
                                                              -----------   -----------
                                                              $12,086,292   $13,102,629
                                                              ===========   ===========

         3396

                BELK'S DEPARTMENT STORE OF LANCASTER, S.C., INC.

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                            JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                               1995          1996          1997
                                                            -----------   -----------   -----------
Net sales.................................................  $9,653,957    $9,750,997    $10,084,558
Operating costs and expenses..............................   9,076,364     9,281,449      9,240,339
                                                            ----------    ----------    -----------
Income from operations....................................     577,593       469,548        844,219
                                                            ----------    ----------    -----------
Other income (expense):
  Interest, net...........................................     133,647       190,213        185,710
  Dividend income.........................................      61,649        61,264         82,984
  Gain (loss) on disposal of property, plant and
     equipment............................................       3,377            --             --
  Gain (loss) on sale of securities.......................       8,286        43,414         19,411
  Rental operations with affiliates, net..................          --          (110)            --
  Miscellaneous, net......................................     (26,656)       (4,899)         2,399
                                                            ----------    ----------    -----------
Total other expense, net..................................     180,303       289,882        290,504
                                                            ----------    ----------    -----------
Earnings from continuing operations before income taxes
  and minority interest...................................     757,896       759,430      1,134,723
Income tax expense........................................     282,769       255,522        403,656
                                                            ----------    ----------    -----------
Earnings from continuing operations before minority
  interest................................................     475,127       503,908        731,067
Minority interest in earnings subsidiaries................      14,347        18,370         23,061
                                                            ----------    ----------    -----------
Net earnings..............................................     460,780       485,538        708,006
Retained earnings at beginning of period..................   7,546,842     7,807,873      8,093,661
Dividends paid............................................    (199,750)     (199,750)      (199,750)
                                                            ----------    ----------    -----------
Retained earnings at end of period........................  $7,807,872    $8,093,661    $ 8,601,917
                                                            ==========    ==========    ===========

         3397

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3398
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3399

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3400

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3401

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3402

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3403

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3404

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3405

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $10,084,558    $708,005    $913,219   $1,095,461    $10,953,894
Adjustments to eliminate less than
  wholly-owned subsidiaries...................   (3,308,927)   (158,439)   (212,896)   (225,275)     (3,325,379)
                                                -----------    --------    --------   ----------    -----------
Adjusted Shareholders' Statement..............  $ 6,775,631     549,566     700,323     870,186       7,628,515
                                                ===========    --------    --------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --          --
  Gain/loss on sale of securities.............                  (12,634)    (18,571)    (18,571)
  Impairment loss.............................                       --          --          --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --          --
  Gain/loss on discontinued operations........                       --          --          --
  Adjustment to tax expense...................                       --          --          --              --
                                                               --------    --------   ----------
Total non-operating items.....................                  (12,634)    (18,571)    (18,571)
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                  (42,125)    (61,920)    (61,920)
  Adjustment for ownership in other Belk
    entities..................................                                                         (148,891)
                                                               --------    --------   ----------    -----------
Per Model.....................................                 $494,807    $619,832   $ 789,695     $ 7,479,624
                                                               ========    ========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (95,706)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (4,563,654)
    Loans receivable from affiliates, net.....      (30,626)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (4,689,986)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................    1,757,708
                                                -----------
Per Model.....................................  $(2,932,278)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3406

                                                               SUPPLEMENT NO. 83
         3407

                BELK'S DEPARTMENT STORE OF LANCASTER, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:
                                                                          , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 83
         3408

        BELK'S DEPARTMENT STORE OF LAURENS, SOUTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Laurens, South Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 40.5055 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 188,310 shares of New Belk Class A Common Stock which will represent approximately 0.3139% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (84)
         3409

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3410

        BELK'S DEPARTMENT STORE OF LAURENS, SOUTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF LAURENS,
SOUTH CAROLINA, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Laurens, South Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 40.5055 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3411

        BELK'S DEPARTMENT STORE OF LAURENS, SOUTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 84

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 84 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF LAURENS, SOUTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3412

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1934. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 40.5055 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,763 shares of Common Stock outstanding held of record by 68 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 64.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3413

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.


     New Belk has entered into an agreement dated February 27, 1998 (the "Hanahan Agreement") with Mary E.S. Hanahan ("Mrs. Hanahan"), who is the owner of 513 shares of Common Stock of the Company (the "Hanahan Shares"). In the Hanahan Agreement, Mrs. Hanahan granted to certain employees of BSS her irrevocable proxy to vote the Hanahan Shares in favor of the Merger, agreed to withdraw her appeal in certain litigation instituted by Belk of Spartanburg, S.C., Inc. against Mrs. Hanahan and another party and released New Belk and the Belk Companies from any and all claims which Mrs. Hanahan has or may have against New Belk and the Belk Companies. New Belk agreed, among other things, to purchase from Mrs. Hanahan, at her election at any time prior to December 31, 1999, all of the shares of New Belk Common Stock received by Mrs. Hanahan in exchange for the Hanahan Shares and shares in other Belk Companies in the Reorganization for an aggregate purchase price of $3.85 million.


COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 11,526 shares of Common Stock.

         3414


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the

         3415


underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and

         3416


the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         3417


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         3418


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         3419


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         3420


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         3421


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         3422


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         3423

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         3424

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         3425

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ---------    ----------------
Net Sales............  $5,466,403    $5,466,402       0.6      $(458,180)      $3,738,021
EBITDA...............     447,082       345,963         7       (458,180)       2,879,921
EBIT.................     272,421       171,301        10       (458,180)       2,171,190
Net Income...........      98,324       109,112        15             --        1,636,680
Book Equity..........   4,499,237     4,498,438         1             --        4,498,438

         3426

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 4,498,438
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 4,498,438
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          18.7055%          X        $ 4,498,438         =        $   841,455
Belk Enterprises,
  Inc.                           .2082%          X          4,498,438         =              9,366
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                   .2776%          X          4,498,438         =             12,488
Belks of Orangeburg,
  S.C., Inc.                     .1388%          X          4,498,438         =              6,244
                                                                                       -----------
Total                                                                                  $   869,553
                                                                                       ===========
Total Relative Value of Company                                                        $ 4,498,438
Total Relative Value of Company Owned by Other Belk Companies                 -            869,553
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 3,628,885
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 3,628,885             /          $1,156,226,577            =               .3139%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.3139%               X         59,998,834)        /              4,649         =            40.5055


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3427

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 17.06
  Dividends(2)..............................................          7.50
  Book value per share(3)...................................        780.71
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         38.89
  Dividends(2)..............................................         10.53
  Book value per share......................................        507.13


---------------

(1) Based on 5,763 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,763 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3428

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $5,224        $5,359        $5,466
Net income..................................................        28           202            98
Per common share
  Net income (loss)(1)......................................      4.87         35.10         17.06
  Dividends.................................................      5.00          5.00          7.50
  Book value(2).............................................    656.73        739.62        780.71
Total assets................................................     4,841         5,430         5,977
Shareholders' equity........................................     3,785         4,262         4,499

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $3,755        $3,665
Income from operations......................................        14            98

---------------


(1) Based on 5,763 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,763 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3429

                MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Laurens, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 55,000 square feet of floor area. The current term of the store lease expires in 2005. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and B.C. Moore.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3430

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................     1,919           33.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e)(f)(g)...........................................     1,337           23.2%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e)(f)(h)...........................................     1,307           22.7%
John R. Belk (Director and Executive Officer)
  (b)(c)(e)(f)(i)...........................................     1,267           22.0%
Henderson Belk (Director) (d)...............................        14               *
Sarah Belk Gambrell (Director) (d)..........................     1,016           17.6%
John A. Kuhne (Director and Executive Officer) (j)..........       470            8.2%
Lucy S. Kuhne (k)(l)........................................     1,217           21.1%
Kate Simpson (k)(l).........................................       867           15.0%
Claire E. Russo (k)(l)......................................       747           13.0%
Mary E. S. Hanahan..........................................       513            8.9%
R. E. Greiner (Director and Executive Officer)..............         0               *
Welch Bostick, Jr. (Executive Officer)......................         0               *
J.V. Properties.............................................     1,078           18.7%
Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and
  Hazel Claire M. Efird as Personal Representatives of the
  Estate of William Henry Belk Simpson, Deceased............       475            8.2%
All Directors and Executive Officers as a group (9
  persons)..................................................     3,735           64.8%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy
S. Kuhne, Claire E. Russo, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Mary E. S. Hanahan -- P.O. Box 1294, Charleston, S.C. 29402; Kate Simpson and Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and Hazel Claire M. Efird as Personal Representatives of the Estate of William Henry Belk Simpson, Deceased -- P.O. Box 17433, Greenville, S.C. 29606; J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 93 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 57 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

         3431

(c) Includes 18 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d)  Includes 14 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 16 shares held by Belk Brothers of Monroe, North Carolina, Incorporated, 8 shares held by Belk of Orangeburg, S.C., Inc. and 12 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(f) Includes 1,078 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, having voting and investment power with respect to such shares.


(g) Includes 108 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 38 shares held as custodian for the minor children of his brother, H. W. McKay Belk.

(h) Includes 118 shares held by H. W. McKay Belk as custodian for his minor children.

(i) Includes 76 shares held by John R. Belk as custodian for his minor children.


(j)  Includes 470 shares held by John A. Kuhne's wife, Lucy Simpson Kuhne.


(k) Includes 475 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(l) Includes 272 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.

         3432

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         3433

        BELK'S DEPARTMENT STORE OF LAURENS, SOUTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  120,098    $  100,104
  Accounts receivable, net..................................     867,033       993,226
  Merchandise inventory.....................................   1,157,842     1,162,679
  Receivable from affiliates, net...........................     189,872       358,076
  Deferred income taxes.....................................      19,470        58,549
  Other.....................................................      48,488        60,789
                                                              ----------    ----------
Total current assets........................................   2,402,803     2,733,423
Investments.................................................   2,112,409     2,500,311
Property, plant and equipment, net..........................     890,546       721,233
Other noncurrent assets.....................................      24,667        21,862
                                                              ----------    ----------
                                                              $5,430,425    $5,976,829
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  214,869    $  280,829
  Accrued income taxes......................................      13,907        41,722
                                                              ----------    ----------
Total current liabilities...................................     228,776       322,551
Deferred income taxes.......................................     451,614       711,639
Other noncurrent liabilities................................     103,217        99,829
                                                              ----------    ----------
Total liabilities...........................................     783,607     1,134,019
Deferred income.............................................     384,394       343,573
Shareholders' equity:
  Common stock..............................................     576,300       576,300
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................   1,194,720     1,376,432
  Retained earnings.........................................   2,491,404     2,546,505
                                                              ----------    ----------
Total shareholders' equity..................................   4,262,424     4,499,237
                                                              ----------    ----------
                                                              $5,430,425    $5,976,829
                                                              ==========    ==========

         3434

        BELK'S DEPARTMENT STORE OF LAURENS, SOUTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $5,223,988    $5,358,659    $5,466,403
Operating costs and expenses...............................   5,260,827     5,285,019     5,349,524
                                                             ----------    ----------    ----------
Income from operations.....................................     (36,839)       73,640       116,879
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (21,159)       (1,887)        1,931
  Dividend income..........................................      45,046        46,966        55,770
  Gain (loss) on disposal of property, plant and
     equipment.............................................         727            --         1,429
  Gain (loss) on sale of securities........................       4,403        13,594        99,690
  Miscellaneous, net.......................................      17,657        (5,848)       (1,347)
                                                             ----------    ----------    ----------
Total other expense, net...................................      46,674        52,825       157,473
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........       9,835       126,465       274,352
Income tax expense (benefit)...............................     (18,205)      (75,825)      176,028
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      28,040       202,290        98,324
                                                             ----------    ----------    ----------
Net earnings...............................................      28,040       202,290        98,324
Retained earnings at beginning of period...................   2,318,704     2,317,929     2,491,404
Dividends paid.............................................     (28,815)      (28,815)      (43,223)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,317,929    $2,491,404     2,546,505
                                                             ==========    ==========    ==========

         3435

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3436
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3437

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3438

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3439

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3440

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3441

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3442

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3443

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $5,466,403    $ 98,324    $272,421   $447,082     $4,499,236
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $5,466,403      98,324     272,421    447,082      4,499,236
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                    (900)     (1,429)    (1,429)
  Gain/loss on sale of securities..............                 (62,790)    (99,690)   (99,690)
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                  74,478          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                  10,788    (101,119)  (101,119)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................          --          --          --
  Adjustment for ownership in other Belk
    entities...................................                                                          (798)
                                                               --------    --------   --------     ----------
Per Model......................................                $109,112    $171,302   $345,963     $4,498,438
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (100,104)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (358,076)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (458,180)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (458,180)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3444

                                                            SUPPLEMENT NO. 84
         3445

        BELK'S DEPARTMENT STORE OF LAURENS, SOUTH CAROLINA, INCORPORATED
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


     The Board of Directors recommends a vote FOR the following proposal:


     PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


    [ ]  FOR                         [ ]  AGAINST                         [
                                   ]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

     THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:
                                                                          , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 84
         3446

                         BELK OF ORANGEBURG, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Orangeburg, S.C., Inc. (the "Company"), to be held on April 15, 1998, at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 89.8055 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 420,380 shares of New Belk Class A Common Stock which will represent approximately 0.7006% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (85)
         3447

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3448

                         BELK OF ORANGEBURG, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF ORANGEBURG, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Orangeburg, S.C., Inc. (the "Company") will be held on April 15, 1998, at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 89.8055 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3449

                         BELK OF ORANGEBURG, S.C., INC.

                               SUPPLEMENT NO. 85

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 85 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF ORANGEBURG, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    18
SELECTED HISTORICAL FINANCIAL INFORMATION...................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    20
BUSINESS OF THE COMPANY.....................................    20
SECURITY OWNERSHIP OF THE COMPANY...........................    21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3450

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1931 and was formerly known as Belk-Hudson Company of Orangeburg, S.C., Incorporated. The Company changed its name to Belk of Orangeburg, S.C., Inc. in 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 89.8055 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,880 shares of Common Stock outstanding held of record by 17 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 95.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3451

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 7,000 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         3452


converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the

         3453


corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class,

         3454


then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders

         3455


holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company

         3456


Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the

         3457


obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other

         3458


cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director
(i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the

         3459


number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.

         3460


     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the

         3461

Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company
         3462

must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period")multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3463

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $8,800,714    $8,800,714      0.6       $1,476,336       $3,804,093
EBITDA...............     667,169       559,562        7        1,476,336        2,440,598
EBIT.................     557,967       450,359       10        1,476,336        3,027,254
Net Income...........     298,641       220,808       15               --        3,312,120
Book Equity..........   5,371,677     1,492,495        1               --        1,492,495

         3464

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Gallant-Belk Company
  Anderson, S.C.                5.1989%          X        $31,711,921         =        $ 1,648,671
Belk's Department
  Store of Camden,
  S.C., Incorporated             .1616%          X         11,802,653         =             19,073
Belk Department Store
  of Edenton, N.C.,
  Inc.                          9.4010%          X          1,566,426         =            147,260
Belk's Department
  Store of Florence,
  S.C., Incorporated           12.3116%          X         24,968,409         =          3,074,011
Belk's Department
  Store,
  Incorporated, of
  Lake City, South
  Carolina                       .2500%          X          1,498,527         =              3,746
Belk's Department
  Store of Laurens,
  South Carolina,
  Incorporated                   .1388%          X          4,498,438         =              6,244
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                  1.1944%          X         16,996,814         =            203,010
Hudson-Belk Company              .7042%          X         71,085,804         =            500,586
Belk of Walterboro,
  S.C., Inc.                   36.9984%          X          2,473,317         =            915,088
Belk of Waycross,
  Ga., Inc.                     3.5289%          X         43,828,148         =          1,546,652
Belk's Department
  Store of Winnsboro,
  S.C., Incorporated            4.0293%          X            845,995         =             34,088
Howard's Department
  Store of Columbia,
  S.C., Inc.                     .1389%          X          3,010,794         =              4,182
                                                                                       -----------
Total                                                                                  $ 8,102,610
                                                                                       ===========

Relative Operating Value of Company                                                    $ 3,804,093
Relative Operating Value of Other Companies Owned by Company                  +          8,102,610
                                                                                       -----------
Total Relative Value of Company                                               =        $11,906,703
                                                                                       ===========

         3465

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         13.8953%          X        $11,906,703         =        $ 1,654,472
Belk of Elberton,
  Ga., Inc.                     8.4811%          X         11,906,703         =          1,009,819
Belk of Thomaston,
  Ga., Inc.                     1.1047%          X         11,906,703         =            131,533
Belk of Thomson, Ga.,
  Inc.                          8.4811%          X         11,906,703         =          1,009,819
                                                                                       -----------
Total                                                                                  $ 3,805,644
                                                                                       ===========

Total Relative Value of Company                                                        $11,906,703
Total Relative Value of Company Owned by Other Belk Companies                 -          3,805,644
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 8,101,059
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 8,101,059             /          $1,156,226,577            =               .7006%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.7006%               X         59,998,834)        /              4,681         =            89.8055


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3466

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   43.41
  Dividends(2)..............................................          20.00
  Book value per share(3)...................................         780.77
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          86.21
  Dividends(2)..............................................          23.35
  Book value per share......................................       1,124.36


---------------

(1) Based on 6,880 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,880 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3467

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $9,133        $9,071        $8,801
Net income..................................................       289           261           299
Per common share
  Net income (loss)(1)......................................     41.98         37.87         43.41
  Dividends.................................................     20.00         20.00         20.00
  Book value(2).............................................    737.68        757.36        780.77
Total assets................................................    12,018         6,159         7,945
Shareholders' equity........................................     5,075         5,211         5,372

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $6,200        $6,217
Income from operations......................................       299           455

---------------


(1) Based on 6,880 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 6,880 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3468

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Other income (expense), net decreased in fiscal year 1996 due to the $165,000 gain on sale of equipment recognized in fiscal year 1995.

     Other income (expense), net decreased in fiscal year 1997 as a result of increased interest expense due to additional debt incurred to fund the purchase of stock in other Belk companies.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Prince of Orange Mall in Orangeburg, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 80,000 square feet of floor area. The current term of the store lease expires in 2009. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, Penney and Sears.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3469

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     5,222           75.9%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e).................................................     4,318           62.8%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e).................................................     4,318           62.8%
John R. Belk (Director and Executive Officer) (b)(d)(e).....     4,262           61.9%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell (Director)..............................       990           14.4%
Leroy Robinson (b)(d).......................................     1,977           28.7%
Katherine McKay Belk (b)(d).................................     1,977           28.7%
Katherine Belk Morris (b)(d)................................     2,119           30.8%
B. Neal Long (Director and Executive Officer)...............         0               *
E. O. Hudson, Jr. (Director)................................         0               *
Thomas M. Belk, Trustee U/A date September 15, 1993.........       534            7.8%
Montgomery Investment Company...............................       352            5.1%
Brothers Investment Company.................................     1,443           21.0%
Belk of Elberton, Ga., Inc..................................     583.5            8.5%
Belk Enterprises, Inc.......................................       956           13.9%
Belk of Thomson, Ga., Inc...................................     583.5            8.5%
All Directors and Executive Officers as a group (8
  persons)..................................................     6,582           95.7%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; E. O. Hudson, Jr. -- P.O. Box 968, Orangeburg, S.C. 29116; Montgomery Investment Company, Brothers Investment Company, Belk of Elberton, Ga., Inc., Belk Enterprises, Inc., Belk of Thomson, GA., Inc. and Thomas M. Belk, Trustee U/A dated September 15, 1993; 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 352 shares held by Montgomery Investment Company, of which John Belk is the majority shareholder.


(b) Includes 1,443 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Leroy Robinson.

         3470


(c) Includes 8 shares held by Claudia W. Belk, Tr., u/a f/b/o Mary Claudia Belk. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(d) Includes 534 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and Investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(e) Includes 583.5 shares held by Belk of Elberton, Ga., Inc. 956 shares held by Belk Enterprises, Inc., 583.5 shares held by Belk of Thomson, GA., Inc., and 76 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk.

         3471

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3472

                         BELK OF ORANGEBURG, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  457,293    $  184,075
  Accounts receivable, net..................................   1,329,732     1,527,663
  Merchandise inventory.....................................   1,682,583     1,773,670
  Refundable income taxes...................................      23,640            --
  Deferred income taxes.....................................      30,906         4,607
  Other.....................................................     122,040        89,393
                                                              ----------    ----------
Total current assets........................................   3,646,194     3,579,408
Loans receivable from affiliates, net.......................     476,334            --
Investments.................................................   1,489,940     3,879,181
Property, plant and equipment, net..........................     420,919       342,572
Deferred income taxes.......................................      59,846        87,820
Other noncurrent assets.....................................      65,977        56,218
                                                              ----------    ----------
                                                              $6,159,210    $7,945,199
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $       --    $  277,092
  Accounts payable and accrued expenses.....................     500,387       464,903
  Payables to affiliates, net...............................     107,132       105,467
  Accrued income taxes......................................          --        70,243
                                                              ----------    ----------
Total current liabilities...................................     607,519       917,705
Long-term debt, excluding current installments..............          --       554,184
Loans payable to affiliates, net............................          --       723,666
Other noncurrent liabilities................................     341,055       377,967
                                                              ----------    ----------
Total liabilities...........................................     948,574     2,573,522
Shareholders' equity:
  Common stock..............................................     688,000       688,000
  Retained earnings.........................................   4,522,636     4,683,677
                                                              ----------    ----------
Total shareholders' equity..................................   5,210,636     5,371,677
                                                              ----------    ----------
                                                              $6,159,210    $7,945,199
                                                              ==========    ==========

         3473

                         BELK OF ORANGEBURG, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $9,132,705    $9,070,547    $8,800,715
Operating costs and expenses...............................   8,781,976     8,811,726     8,350,376
                                                             ----------    ----------    ----------
Income from operations.....................................     350,729       258,821       450,339
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      22,381        (3,182)     (145,084)
  Dividend income..........................................         334        21,126        31,666
  Gain (loss) on disposal of property, plant and
     equipment.............................................     125,303            --         4,696
  Miscellaneous, net.......................................     (16,672)        1,287            22
                                                             ----------    ----------    ----------
Total other expense, net...................................     131,346        19,231      (108,700)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     482,075       278,052       341,639
Income tax expense (benefit)...............................     193,226        58,518        94,529
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     288,849       219,534       247,110
Equity in earnings (loss) of unconsolidated entity, net of
  tax......................................................          --        41,003        51,531
                                                             ----------    ----------    ----------
Net earnings...............................................     288,849       260,537       298,641
Retained earnings at beginning of period...................   4,235,967     4,387,216     4,522,636
Dividends paid.............................................    (137,600)     (137,600)     (137,600)
Retained earnings adjustments..............................          --        12,483            --
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $4,387,216    $4,522,636    $4,683,677
                                                             ==========    ==========    ==========

         3474


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997,1996, and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3475

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)


(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3476

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)


(12) RETAINED EARNINGS ADJUSTMENT

     Adjustment to Retained Earnings of the Company at February 3, 1996, is due to placing Belk-Hudson Company of Walterboro, S.C., Incorporated on the equity method of accounting.

         3477

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3478

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3479

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3480

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3481

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3482

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3483

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $ 8,800,714    $298,641    $557,967   $667,169     $5,371,677
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $ 8,800,714     298,641     557,967    667,169      5,371,677
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                   (3,397)     (4,696)    (4,696)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                  (51,531)    (71,244)   (71,244)
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                  (54,928)    (75,940)   (75,940)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                  (22,905)    (31,668)   (31,667)
  Adjustment for ownership in other Belk
    entities..................................                                                     (3,879,182)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $220,808    $450,359   $559,562     $1,492,495
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (184,073)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........           --
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....      277,092
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............      105,467
    Long-term debt, excluding current
      installments............................      554,184
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........      723,666
                                                -----------
Net debt (cash)...............................    1,476,337
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $ 1,476,336
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3484

                                                               SUPPLEMENT NO. 85
         3485

                         BELK OF ORANGEBURG, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 2:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:
                                                                          , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 85
         3486

                           BELK OF SENECA, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Seneca, S.C., Inc. (the "Company"), to be held on April 15, 1998, at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended, (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 42.1339 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 142,876 shares of New Belk Class A Common Stock which will represent approximately 0.2381% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (86)
         3487

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3488

                           BELK OF SENECA, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF SENECA, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Seneca, S.C., Inc. (the "Company") will be held on April 15, 1998, at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 42.1339 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3489

                           BELK OF SENECA, S.C., INC.

                               SUPPLEMENT NO. 86

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 86 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF SENECA, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3490

                                  THE COMPANY


     The Company was incorporated as a South Carolina corporation in 1939 and was formerly known as Gallant-Belk Company of Seneca, South Carolina, Incorporated. The Company changed its name to Belk of Seneca, S.C., Inc. on June 6, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 42.1339 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,280 shares of Common Stock outstanding held of record by 30 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 88.7% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3491

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,000 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         3492


Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total

         3493


liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class,

         3494


then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders

         3495


holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company

         3496


Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the

         3497


obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other

         3498


cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director
(i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the

         3499


number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.

         3500


     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the

         3501

Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company
         3502

must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3503

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                    ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                  -----------   -----------   --------   ----------   ----------------
Net Sales..................  $ 9,210,536   $ 9,210,536      0.6     $2,795,973     $ 2,730,349
EBITDA.....................    1,011,833     1,011,831        7      2,795,973       4,286,844
EBIT.......................      598,373       598,371       10      2,795,973       3,187,737
Net Income.................      261,779       261,778       15             --       3,926,670
Book Equity................    4,173,680     4,163,073        1             --       4,163,073

         3504

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of LaGrange,
  Ga., Inc.                     .0011%           X        $25,267,594         =        $      278
                                                                                       ----------
Total                                                                                         278
                                                                                       ==========

Relative Operating Value of Company                                                    $4,286,844
Relative Operating Value of Other Companies Owned by Company                  +               278
                                                                                       ----------
Total Relative Value of Company                                               =        $4,287,122
                                                                                       ==========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of Seneca, S.C.,
  Inc.                         16.0606%          X        $4,287,122          =        $  688,538
Belk Enterprises,
  Inc.                          9.4697%          X         4,287,122          =           405,978
Belk of Dalton, Ga.,
  Inc.                         10.2462%          X         4,287,122          =           439,267
                                                                                       ----------
Total                                                                                  $1,533,782
                                                                                       ----------

Total Relative Value of Company                                                        $4,287,122
Total Relative Value of Company Owned by Other Belk Companies                 -         1,533,782
                                                                                       ----------
Net Relative Value of Company                                                 =        $2,753,340
                                                                                       ==========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $2,753,340              /          $1,156,226,577            =               .2381%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2381%               X         59,998,834)        /              3,391         =            42.1339


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3505

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 49.58
  Dividends(2)..............................................         10.00
  Book value per share(3)...................................        790.47
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         40.45
  Dividends(2)..............................................         10.95
  Book value per share......................................        527.52


---------------

(1) Based on 5,280 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,280 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3506

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $8,784        $8,539        $9,211
Net income..................................................       425           323           262
Per common share
  Net income (loss)(1)......................................     80.56         61.09         49.58
  Dividends.................................................     10.00         10.00         10.00
  Book value(2).............................................    699.80        750.89        790.47
Total assets................................................     4,803         8,212         7,900
Shareholders' equity........................................     3,695         3,965         4,174

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $6,383        $6,592
Income from operations......................................       312           501

---------------


(1) Based on 5,280 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,280 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3507

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Revenues in fiscal year 1997 increased due to the store expansion and remodeling in November of fiscal year 1996, adding 19,847 additional square feet or a 48% increase.

     Other income (expense), net decreased in fiscal year 1997 due to increased interest expense resulting from increased borrowings to fund the store expansion and remodeling.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Applewood Shopping Center in Seneca, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 60,000 square feet of floor area, together with an adjacent parking area. The Company believes the facility is adequate to meet its current needs.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3508

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....     3,007           57.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(d).................................................     2,437           46.2%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e).................................................     2,196           41.6%
John R. Belk (Director and Executive Officer) (b)(c)(f).....     2,323           44.0%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell (Director)..............................       821           15.5%
David Belk Cannon (Director) (h)............................       480            9.1%
Leroy Robinson (b)..........................................       304            5.8%
Katherine McKay Belk (b)(g).................................       317            6.0%
Katherine Belk Morris (b)...................................       426            8.1%
B. Neal Long (Director and Executive Officer)...............         0               *
Thomas M. Belk, Trustee U/A dated September 15, 1993........       304            5.8%
Montgomery Investment Company...............................       634           12.0%
Gallant-Belk Company........................................       848           16.1%
Belk of Dalton, Ga., Inc....................................       541           10.2%
Belk Enterprise, Inc........................................       500            9.5%
All Directors and Executive Officers as a group (8
  persons)..................................................     4,685           88.7%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607
W. Floyd Baker Blvd., Gaffney, S.C. 29341; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; Montgomery Investment Company, Gallant-Belk Company, Belk of Dalton, Ga., Inc. and Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 634 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 304 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 848 shares held by Gallant-Belk Company, 541 shares held by Belk of Dalton, Ga., Inc. and 500 shares held by Belk Enterprises, Inc, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive

         3509


     Committee consists of each such Corporation of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(d) Includes 8 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 122 shares held as custodian for the minor children of his brother, H. W. McKay Belk.


(e) Includes 3 shares held by H. W. McKay Belk as custodian for his minor children.

(f)  Includes 9 shares held by John R. Belk as custodian for his minor children.

(g) Includes 13 shares held by Katherine M. Belk as custodian for her minor grandchildren.

(h) Includes 1 share held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

         3510

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         3511

                           BELK OF SENECA, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  149,398    $  132,730
  Accounts receivable, net..................................   1,140,864     1,363,541
  Merchandise inventory.....................................   1,593,582     1,788,326
  Receivable from affiliates, net...........................     613,940        79,466
  Refundable income taxes...................................      45,785            --
  Deferred income taxes.....................................      12,032        31,912
  Other.....................................................      67,877        36,384
                                                              ----------    ----------
Total current assets........................................   3,623,478     3,432,359
Investments.................................................      10,607        10,607
Property, plant and equipment, net..........................   4,577,633     4,457,366
Other noncurrent assets.....................................         762            --
                                                              ----------    ----------
                                                              $8,212,480    $7,900,332
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $  357,140    $   89,285
  Accounts payable and accrued expenses.....................     582,562       418,010
  Accrued income taxes......................................          --        49,207
                                                              ----------    ----------
Total current liabilities...................................     939,702       556,502
Deferred income taxes.......................................     127,452       219,780
Long-term debt, excluding current installments..............   2,081,225     2,143,883
Loans payable to affiliates, net............................   1,075,000       775,000
Other noncurrent liabilities................................      24,400        31,487
                                                              ----------    ----------
Total liabilities...........................................   4,247,779     3,726,652
Shareholders' equity:
  Common stock..............................................     528,000       528,000
  Retained earnings.........................................   3,436,701     3,645,680
                                                              ----------    ----------
Total shareholders' equity..................................   3,964,701     4,173,680
                                                              ----------    ----------
                                                              $8,212,480    $7,900,332
                                                              ==========    ==========

         3512

                           BELK OF SENECA, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $8,783,721    $8,538,840    $9,210,536
Operating costs and expenses...............................   8,066,085     7,882,993     8,613,168
                                                             ----------    ----------    ----------
Income from operations.....................................     717,636       655,847       597,368
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (38,905)      (95,401)     (240,475)
  Dividend income..........................................          --             2             2
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --       (45,322)           --
  Miscellaneous, net.......................................         166           441         1,003
                                                             ----------    ----------    ----------
Total other expense, net...................................     (38,739)     (140,280)     (239,470)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     678,897       515,567       357,898
Income tax expense (benefit)...............................     253,533       193,008        96,119
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     425,364       322,559       261,779
                                                             ----------    ----------    ----------
Net earnings...............................................     425,364       322,559       261,779
Retained earnings at beginning of period...................   2,794,378     3,166,942     3,436,701
Dividends paid.............................................     (52,800)      (52,800)      (52,800)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $3,166,942    $3,436,701    $3,645,680
                                                             ==========    ==========    ==========

         3513

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3514
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3515

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3516

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3517

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3518

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3519

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3520

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3521

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                 ----------   ----------   --------   ----------   -------------
Per Shareholders' Statement....................  $9,210,536    $261,778    $598,371    $1,011,831   $4,173,680
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --            --           --
                                                 ----------    --------    --------    ----------   ----------
Adjusted Shareholders' Statement...............  $9,210,536     261,778     598,371     1,011,831    4,173,680
                                                 ==========    --------    --------    ----------   ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --            --
  Gain/loss on sale of securities..............                      --          --            --
  Impairment loss..............................                      --          --            --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --            --
  Gain/loss on discontinued operations.........                      --          --            --
  Adjustment to tax expense....................                      --          --            --           --
                                                               --------    --------    ----------
Total non-operating items......................                      --          --            --
                                                               --------    --------    ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --            --
  Adjustment for ownership in other Belk
    entities...................................                                                        (10,607)
                                                               --------    --------    ----------   ----------
Per Model......................................                $261,778    $598,371    $1,011,831   $4,163,073
                                                               ========    ========    ==========   ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $ (132,729)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........     (79,466)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....      89,285
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................   2,143,883
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........     775,000
                                                 ----------
Net debt (cash)................................   2,795,973
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $2,795,973
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3522

                                                               SUPPLEMENT NO. 86
         3523

                           BELK OF SENECA, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 2:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:
                                                                          , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                   Name(s) should be signed
                                                   exactly as shown to the left
                                                   hereof. Title should be added
                                                   if signing as executor,
                                                   administrator, trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 86
         3524

                        BELK OF SPARTANBURG, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Spartanburg, S.C., Inc. (the "Company"), to be held on April 16, 1998, at 3:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 91.7760 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 464,203 shares of New Belk Class A Common Stock which will represent approximately 0.7737% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (87)
         3525

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3526

                        BELK OF SPARTANBURG, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK OF SPARTANBURG, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Spartanburg, S.C., Inc. (the "Company") will be held on April 16, 1998, at 3:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 91.7760 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3527

                        BELK OF SPARTANBURG, S.C., INC.

                               SUPPLEMENT NO. 87

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 87 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF SPARTANBURG, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   18
SELECTED HISTORICAL FINANCIAL INFORMATION...................   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   20
BUSINESS OF THE COMPANY.....................................   20
SECURITY OWNERSHIP OF THE COMPANY...........................   22
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPEAL......................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3528

                                  THE COMPANY


     The Company was incorporated as a South Carolina corporation in 1935. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 3:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 91.7760 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,660 shares of Common Stock outstanding held of record by 80 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 74.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3529

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION


     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to rely on New Belk to finance the Company's business, especially in view of considerable additional competition from two new department stores that have entered the Company's market in the past year. The Company has historically relied on loans and on guarantees of its borrowings from other Belk Companies to finance its business. If the Company does not participate in the Reorganization, there is no assurance that New Belk would provide financial support to the Company or that the Company could secure adequate financing from commercial lenders. Without such loans and guarantees, the Company may not be able to continue to conduct its business as it is currently being conducted.


     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New

         3530


Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 11,528 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New

         3531


Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the

         3532


SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were

         3533


present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of

         3534


directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.

         3535


     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.

         3536


     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

         3537


     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its

         3538


other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.
         3539

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

         3540

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

         3541

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Net sales............  $18,157,014    $18,157,014       0.6      $10,757,711      $    136,498
EBITDA...............      (63,510)      (137,443)        7       10,757,711       (11,719,812)
EBIT.................     (654,119)      (728,051)       10       10,757,711       (18,038,221)
Net Income (loss)....     (564,862)      (608,107)       15               --        (9,121,605)
Book Equity..........   10,047,445      9,964,241         1               --         9,964,241

         3542

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                   .5684%          X        $ 8,096,519         =        $    46,021
                                                                                       -----------
Total                                                                                  $    46,021
                                                                                       ===========

Relative Operating Value of Company                                                    $ 9,964,241
Relative Operating Value of Other Companies Owned by Company                  +             46,021
                                                                                       -----------
Total Relative Value of Company                                               =        $10,010,262
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company            2.0495%          X        $10,010,262         =        $   205,160
Belk Brother Company             .2827%          X         10,010,262         =             28,299
Belk Enterprises,
  Inc.                          6.1131%          X         10,010,262         =            611,937
Belk's Department
  Store of Lancaster,
  S.C., Inc.                    1.2367%          X         10,010,262         =            123,797
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                   .2120%          X         10,010,262         =             21,222
Belk Department Store
  of Shelby, N.C.,
  Inc.                           .7420%          X         10,010,262         =             74,276
                                                                                       -----------
Total                                                                                  $ 1,064,691
                                                                                       ===========

Total Relative Value of Company                                                        $10,010,262
Total Relative Value of Company Owned by Other Belk Companies                 -          1,064,691
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 8,945,570
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $8,945,570              /          $1,156,226,577            =               .7737%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.7737%               X         59,998,834)        /              5,058         =            91.7760


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

         3543

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3544

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share, dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  (99.80)
  Dividends(2)..............................................           0.00
  Book value per share(3)...................................       1,775.17
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          88.10
  Dividends(2)..............................................          23.86
  Book value per share......................................       1,149.04


---------------

(1) Based on 5,660 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,660 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share, New Belk pro forma combined dividends per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3545

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  20,937     $  19,997     $  18,157
Net income (loss)...........................................         928         2,697          (565)
Per common share
  Net income (loss)(1)......................................      164.01        476.51        (99.80)
  Dividends.................................................       29.07         25.33            --
  Book value(2).............................................    1,811.84      1,918.42      1,775.17
Total assets................................................      15,713        14,882        22,555
Shareholders' equity........................................      10,255        10,858        10,047

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $11,991       $12,151
Income (loss) from operations...............................       (587)       (1,500)

---------------


(1) Based on 5,660 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 5,660 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3546

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.


     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.


RESULTS OF OPERATIONS

     During the nine months ended November 1, 1997 income from operations decreased compared to the same period in 1996 as a result of increased depreciation expense related to Spartanburg Westgate store expansion.

     In fiscal year 1997, income from operations decreased due to a decrease in gross margin and an increase in expense during the expansion of the Spartanburg Westgate store. Comparable store sales decreased due to poor sales performance at the Spartanburg Hillcrest store which is scheduled to close at the end of fiscal year 1998.

     Other income (expense), net in fiscal year 1996 fluctuated from fiscal years 1995 and 1997 due to a $3.1 million gain on sale of securities.

LIQUIDITY AND CAPITAL RESOURCES

     A significant portion of the Company's financing has been from other Belk companies. The Company could not obtain similar financing from third-party lenders.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Westgate Mall in Spartanburg, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     The Company formerly operated a retail department store in Hillcrest Mall in Spartanburg. The Hillcrest Mall store was closed in December 1997. The Company has a continuing lease obligation of approximately $7,500 per month through September, 2000.


     The Company has recently entered into a contract to sell approximately 187 acres of timber land for $187,000 with the closing to occur on or before March 31, 1998.


     Facilities. The Company leases the land upon which it built its store building, which contains approximately 153,000 square feet of floor area. The current term of the store lease expires in 2014. The Company expanded and remodeled the store in 1996. The Company believes the facility is adequate for its current needs.

     Competition. Specific competitors in the Company's market include Dillard, Upton's, J.B. White, Sears and Penney.
         3547

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3548

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)(g).....................................     2,335           41.3%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e)(f)(g)(h)........................................     1,815           32.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e)(f)(g)(i)........................................     1,775           31.4%
John R. Belk (Director) (b)(d)(e)(f)(g)(j)..................     1,770           31.3%
Henderson Belk (Director)...................................         0               *
Sarah Belk Gambrell (Director)..............................     1,017           18.0%
Leroy Robinson (b)(d).......................................     1,091           19.3%
Katherine McKay Belk (b)(d)(l)..............................     1,343           23.7%
Katherine Belk Morris (b)(d)(k).............................     1,167           20.6%
David Belk Cannon (Director) (n)............................       197            3.5%
James K. Glenn, Jr. (Director) (m)..........................       153            2.7%
John A. Kuhne (Director and Executive Officer) (f)(o).......       287            5.1%
R. E. Greiner (Executive Officer)...........................         0               *
Welch Bostick, Jr. (Executive Officer)......................         0               *
Brothers Investment Company.................................       900           15.9%
Belk Enterprises, Inc. .....................................       340            6.0%
All Directors and Executive Officers as a group (10
  persons)..................................................     4,215           74.5%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607
W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; John A. Kuhne, Robert E. Greiner and Welch Bostick, Jr. 14 S. Main Street, Greenville, S.C. 29601; Belk Investment Company and Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 264 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 900 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.

         3549


(c) Includes 8 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94 and 1 share held by Claudia M. Belk, Trustee U/A f/b/o Mary Claudia Belk. Claudia W. Belk, the Trustee, is John M. Belk's wife.


(d) Includes 191 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(e) Includes 12 shares held by Belk Brothers of Monroe, North Carolina, Incorporated, 116 shares held by Gallant-Belk Company, 340 shares held by Belk Enterprises, Inc., 6 shares held by Belk Investment Company and 42 shares held by Belk Department Store of Shelby, N.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(f) Includes 70 shares held by Belk's Department Store of Lancaster, S.C., Inc., which shares are voted by members of the Executive Committee of the Board of Directors of such corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1998. The Executive Committee of such Corporation consists of John
     M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and John A. Kuhne.



(g) Includes 16 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.



(h) Includes 20 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 40 shares held as custodian for the minor children of his brother, H. W. McKay Belk.



(i) Includes 20 shares held by H. W. McKay Belk as custodian for his minor children.



(j) Includes 15 shares held by John R. Belk as custodian for his minor children.



(k) Includes 15 shares held by Katherine Belk Morris as custodian for her minor children.



(l) Includes 124 shares held by Katherine M. Belk as custodian for her minor grandchildren.



(m) Includes 124 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox and 20 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.



(n) Includes 64 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. the Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.



(o)  Includes 217 shares held by John A. Kuhne's wife, Lucy Simpson Kuhne.

         3550

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3551

                        BELK OF SPARTANBURG, S. C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   128,020   $   169,345
  Accounts receivable, net..................................    3,057,516     3,773,997
  Merchandise inventory.....................................    3,604,096     5,078,537
  Receivable from affiliates, net...........................    4,281,051       120,697
  Refundable income taxes...................................           --       572,564
  Deferred income taxes.....................................       63,043        50,813
  Other.....................................................      215,436       193,890
                                                              -----------   -----------
Total current assets........................................   11,349,162     9,959,843
Loans to affiliates, net....................................       23,493            --
Investments.................................................       83,205        83,205
Property, plant and equipment, net..........................    3,331,788    12,428,842
Other noncurrent assets.....................................       94,171        83,062
                                                              -----------   -----------
                                                              $14,881,819   $22,554,952
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $        --   $ 6,000,000
  Current installments of long-term debt....................      140,625       239,454
  Accounts payable and accrued expenses.....................    1,259,622     1,109,481
  Accrued income taxes......................................    1,226,123            --
                                                              -----------   -----------
Total current liabilities...................................    2,626,370     7,348,935
Deferred income taxes.......................................       54,808       149,332
Long-term debt, excluding current installments..............    1,166,795        83,592
Loans payable to affiliates, net............................           --     4,724,707
Other noncurrent liabilities................................      175,606       200,941
                                                              -----------   -----------
Total liabilities...........................................    4,023,579    12,507,507
Shareholders' equity:
  Common stock..............................................      592,950       566,000
  Retained earnings.........................................   10,265,290     9,481,445
                                                              -----------   -----------
Total shareholders' equity..................................   10,858,240    10,047,445
                                                              -----------   -----------
                                                              $14,881,819   $22,554,952
                                                              ===========   ===========

         3552

                        BELK OF SPARTANBURG, S. C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                        JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                           1995          1996          1997
                                                        -----------   -----------   -----------
Total store sales.....................................  $20,937,246   $19,997,145   $18,370,255
Less: Leased Sales....................................           --            --       213,241
                                                        -----------   -----------   -----------
Net sales.............................................   20,937,246    19,997,145    18,157,014
Operating costs and expenses..........................   19,471,525    18,929,494    18,858,121
                                                        -----------   -----------   -----------
Income from operations................................    1,465,721     1,067,651      (701,107)
                                                        -----------   -----------   -----------
Other income (expense):
  Interest, net.......................................     (109,158)      (16,926)     (311,556)
  Dividends...........................................       68,487        51,151            --
  Gain (loss) on disposal of property, plant and
     equipment........................................        3,323         7,699        73,933
  Gain (loss) on sale of securities...................        5,353     3,179,662            --
  Miscellaneous, net..................................       (5,804)      (17,231)      (26,945)
                                                        -----------   -----------   -----------
Total other expense, net..............................      (37,799)    3,204,355      (264,568)
                                                        -----------   -----------   -----------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities............................................    1,427,922     4,272,006      (965,675)
Income tax expense (benefit)..........................      499,602     1,574,941      (400,813)
                                                        -----------   -----------   -----------
Net earnings..........................................      928,320     2,697,065      (564,862)
Retained earnings at beginning of period..............    7,837,571     7,947,143    10,265,290
Cash dividends........................................     (164,515)     (143,384)           --
Repurchase of common stock............................           --      (329,934)           --
Retained earnings adjustments.........................     (654,233)       94,400      (218,983)
                                                        -----------   -----------   -----------
Retained earnings at end of period....................  $ 7,947,143   $10,265,290   $ 9,481,445
                                                        ===========   ===========   ===========

         3553


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

             FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31 1995

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996, and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

  (2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders equity of the subsidiaries are included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

  (3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

  (4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

  (5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholder's equity will be reduced accordingly.

  (6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3554
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

  (7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

  (8) LONG-TERM DEBT

     The Company's term loan agreement contains, among other provisions and covenants, restrictions relating to the creation of additional debt, except as permitted, the disposal, expansion or purchase of fixed assets, as permitted, and the purchase of investments, except as permitted. Under the most restrictive of these provisions, the Company must maintain a stated combined tangible net worth, a stated minimum current ratio, a stated ratio of total liabilities to tangible net worth, and may not exceed the cumulative prior year's depreciation expense in net capital expenditures for the fiscal year. The Company was in compliance with the combined tangible net worth restriction, the minimum current ratio restriction and the total liabilities to tangible net worth restriction as of February 1, 1997. The Company was not in compliance with the net capital expenditures, the sale of property, the additional debt, the merger, the dividends or the investment restrictions as of February 1, 1997. The Company has obtained waivers for all out of compliance conditions.

  (9) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

  (10) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

  (11) MERGERS

     As of October 5, 1996, Belk Department Store of Spartanburg, S.C., Inc. (Spartanburg) was merged into Belk's Department Store of Clinton, S.C. Incorporated (Clinton) in a stock for stock exchange. Since this

         3555
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

merger was between corporations under common control, it has been accounted for at historical cost in a manner similar to that in a pooling of interests. The name of the surviving corporation was changed to Belk of Spartanburg, S.C., Inc.

     As of July 29, 1995, The Leader of Spartanburg, South Carolina, Incorporated was merged with Belk Department Store of Spartanburg, S.C., Inc. in a stock for stock exchange. Since this merger was between corporations under common control, it has been accounted for at historical cost in a manner similar to that in a pooling of interests.

     The financial statements for the years ended February 3, 1996 and January 31, 1995 represent a combination of the above mentioned corporations and are presented for comparative purposes only.

  (12) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

  (13) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3556

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3557

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3558

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3559

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3560

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3561

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3562

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                            NET INCOME                           SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                              -----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement.................  $18,157,014   $(564,862)   $(654,118)  $ (63,510)   $ 10,047,446
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --           --          --              --
                                              -----------   ---------    ---------   ---------    ------------
Adjusted Shareholders' Statement............  $18,157,014    (564,862)    (654,118)    (63,510)     10,047,446
                                              ===========   ---------    ---------   ---------    ------------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                  (43,245)     (73,933)    (73,933)
  Gain/loss on sale of securities...........                       --           --          --
  Impairment loss...........................                       --           --          --
  Equity in earnings of unconsolidated
    subsidiaries............................                       --           --          --
  Gain/loss on discontinued operations......                       --           --          --
  Adjustment to tax expense.................                       --           --          --              --
                                                            ---------    ---------   ---------
Total non-operating items...................                  (43,246)     (73,933)    (73,933)
                                                            ---------    ---------   ---------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                       --           --          --
  Adjustment for ownership in other Belk
    entities................................                                                           (83,205)
                                                            ---------    ---------   ---------   -------------
Per Model...................................                $(608,107)   $(728,051)  $(137,443)  $   9,964,241
                                                            =========    =========   =========   =============

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $  (169,345)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........     (120,697)
    Loans receivable from affiliates, net...           --
  Liabilities
    Notes payable...........................    6,000,000
    Current installments of long-term
      debt..................................      239,454
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................       83,592
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........    4,724,707
                                              -----------
Net debt (cash).............................   10,757,711
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $10,757,711
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.
         3563

                                                               SUPPLEMENT NO. 87
         3564

                        BELK OF SPARTANBURG, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 3:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                      1998
                                                       --------------------,


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               SUPPLEMENT NO. 87
         3565


              BELK'S DEPARTMENT STORE OF UNION, S.C., INCORPORATED


                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Union, S.C., Incorporated (the "Company"), to be held on April 15, 1998, at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 19.4979 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 20,356 shares of New Belk Class A Common Stock which will represent approximately 0.0339% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (88)
         3566

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3567


              BELK'S DEPARTMENT STORE OF UNION, S.C., INCORPORATED


                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998



TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF UNION, S.C., INCORPORATED:



     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Union, S.C., Incorporated (the "Company") will be held on April 15, 1998, at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 19.4979 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3568


              BELK'S DEPARTMENT STORE OF UNION, S.C., INCORPORATED


                               SUPPLEMENT NO. 88

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------


     THIS SUPPLEMENT NO. 88 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF UNION, S.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/ PROSPECTUS.



     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3569

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1934. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 19.4979 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,400 shares of Common Stock outstanding held of record by 20 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 84.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3570

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,400 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock

         3571


held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's

         3572


outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3573


     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         3574


     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.

         3575


     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

         3576


     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging

         3577


improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of

         3578


shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.

         3579


     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization
         3580

and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may

         3581

assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         3582

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                                RELATIVE
                                                                    NET DEBT    OPERATING
METHODOLOGY                   ACTUAL       ADJUSTED     MULTIPLE     (CASH)      VALUES
-----------                 ----------    ----------    --------    --------    ---------
Net Sales.................  $2,461,581    $2,461,581       0.6      $575,173    $ 901,776
EBITDA....................      25,949        25,949         7       575,173     (393,530)
EBIT......................       8,646         8,646        10       575,173     (488,713)
Net Income (Loss).........     (32,766)      (20,204)       15            --     (303,060)
Book Equity...............     609,850       609,451         1            --      609,451

         3583

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =         $    N/A
                                                                                        --------
Total                                                                                   $    N/A
                                                                                        ========

Relative Operating Value of Company                                                     $901,776
Relative Operating Value of Other Companies Owned by Company                  +               --
                                                                                        --------
Total Relative Value of Company                                               =         $901,776
                                                                                        ========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          44.5000%          X         $901,776           =         $401,290
Belk Enterprises,
  Inc.                          2.6667%          X          901,776           =           24,048
Belk Finance Company            9.3333%          X          901,776           =           84,165
                                                                                        --------
Total                                                                                   $509,503
                                                                                        ========

Total Relative Value of Company                                                         $901,776
Total Relative Value of Company Owned by Other Belk Companies                 -          509,503
                                                                                        --------
Net Relative Value of Company                                                 =         $392,273
                                                                                        ========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
          $392,273               /          $1,156,226,577            =               .0339%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0339%               X         59,998,834)        /              1,044         =            19.4979


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3584

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $(13.65)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        254.10
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         18.72
  Dividends(2)..............................................          5.07
  Book value per share......................................        244.11


---------------

(1) Based on 2,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,400 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3585

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $2,518        $2,625        $2,462
Net income (loss)...........................................       (99)          (93)          (33)
Per common share
  Net income (loss)(1)......................................    (41.08)       (38.55)       (13.65)
  Dividends.................................................        --            --            --
  Book value(2).............................................    306.31        267.76        254.10
Total assets................................................     1,414         1,347         1,333
Shareholders' equity........................................       735           643           610

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,689        $1,661
Income (loss) from operations...............................       (36)          (26)

---------------


(1) Based on 2,400 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,400 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3586

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Revenues decreased in fiscal year 1997 due to problems with the store management and high unemployment in the Company's market area resulting from the closing of a nearby manufacturing facility. The store management was permanently replaced in May 1997. Two new employers have announced plans to open facilities in the area, which may help to decrease the unemployment.

     Income from operations increased in fiscal year 1997 over fiscal year 1996 due to a decrease in depreciation of $109,000. The decrease in depreciation was primarily due to the full depreciation of five year property.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in West Towne Plaza in Union, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 29,000 square feet of floor area. The current term of the lease expires in 2010. The Company believes the building is adequate to meet its current needs.

     Competitor.  The company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3587

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     1,866           77.8%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(d)(e).................................................     1,500           62.5%
H. W. McKay Belk (Director and Executive Officer)
  (a)(d)(e).................................................     1,500           62.5%
John R. Belk (Director and Executive Officer) (a)(d)(e).....     1,500           62.5%
Henderson Belk (Director) (b)(c)............................       212            8.8%
Sarah Belk Gambrell (b)(c)..................................       324           13.5%
Leroy Robinson (Director) (a)...............................        94            3.9%
B. Frank Matthews, II (Director and Executive Officer)......         0               *
Eugene Robinson Matthews (Executive Officer)................         0               *
Katherine Belk Morris (a)...................................       144            6.0%
J. V. Properties............................................     1,068           44.5%
Belk Finance Company........................................       224            9.3%
All Directors and Executive Officers as a group (8
  persons)..................................................     2,016           84.0%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Frank Matthews, II and Eugene Robinson
Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; J. V. Properties and Belk Finance Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of common stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 94 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 210 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 2 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Mary I. Belk.

         3588


(d) Includes 64 shares held by Belk Enterprises, Inc. and 224 shares held by Belk Finance Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(e) Includes 1,068 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

         3589

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3590

                           BELK OF UNION, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   20,847    $   15,465
  Accounts receivable, net..................................     401,189       425,606
  Merchandise inventory.....................................     590,017       587,676
  Deferred income taxes.....................................       7,927         2,926
  Other.....................................................      73,418        67,548
                                                              ----------    ----------
Total current assets........................................   1,093,398     1,099,221
Investments.................................................         599           599
Property, plant and equipment, net..........................     146,550       130,210
Deferred income taxes.......................................     101,461       100,430
Other noncurrent assets.....................................       4,705         2,828
                                                              ----------    ----------
                                                              $1,346,713    $1,333,288
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   96,551    $  113,022
  Payables to affiliates, net...............................      91,879        92,028
                                                              ----------    ----------
Total current liabilities...................................     188,430       205,050
Loans payable to affiliates, net............................     498,610       498,610
Other noncurrent liabilities................................      17,057        19,778
                                                              ----------    ----------
Total liabilities...........................................     704,097       723,438
Shareholders' equity:
  Common stock..............................................     240,000       240,000
  Retained earnings.........................................     402,616       369,850
                                                              ----------    ----------
Total shareholders' equity..................................     642,616       609,850
                                                              ----------    ----------
                                                              $1,346,713    $1,333,288
                                                              ==========    ==========

         3591

                           BELK OF UNION, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $2,518,362    $2,624,606    $2,461,581
Operating costs and expenses...............................   2,576,098     2,712,432     2,453,184
                                                             ----------    ----------    ----------
Income from operations.....................................     (57,736)      (87,826)        8,397
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (36,107)      (40,683)      (35,380)
  Gain (loss) on disposal of property, plant and
     equipment.............................................     (30,806)          159            --
  Miscellaneous, net.......................................      (3,362)       (4,001)          249
                                                             ----------    ----------    ----------
Total other expense, net...................................     (70,275)      (44,525)      (35,131)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........    (128,011)     (132,351)      (26,734)
Income tax expense (benefit)...............................     (29,415)      (39,826)        6,032
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     (98,596)      (92,525)      (32,766)
                                                             ----------    ----------    ----------
Net earnings...............................................     (98,596)      (92,525)      (32,766)
Retained earnings at beginning of period...................     593,737       495,141       402,616
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  495,141    $  402,616    $  369,850
                                                             ==========    ==========    ==========

         3592

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3593
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3594

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3595

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3596

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3597

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3598

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3599

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3600

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                 ----------   ----------   -------   ---------   -------------
Per Shareholders' Statement....................  $2,461,582    $(32,765)   $8,647     $25,949      $609,850
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --        --          --            --
                                                 ----------    --------    ------     -------      --------
Adjusted Shareholders' Statement...............  $2,461,582     (32,765)    8,647      25,949       609,850
                                                 ==========    --------    ------     -------      --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --        --          --
  Gain/loss on sale of securities..............
  Impairment loss..............................                      --        --          --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --        --          --
  Gain/loss on discontinued operations.........                      --        --          --
  Adjustment to tax expense....................                 (12,562)       --          --            --
                                                               --------    ------     -------
Total non-operating items......................                 (12,562)
                                                               --------    ------     -------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --        --          --
  Adjustment for ownership in other Belk
    entities...................................                                                        (399)
                                                               --------    ------     -------      --------
Per Model......................................                $(20,203)   $8,647     $25,949      $609,451
                                                               ========    ======     =======      ========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents....................  $  (15,465)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................      92,028
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........     498,610
                                                 ----------
Net debt (cash)................................     575,173
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  575,173
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3601

                                                               SUPPLEMENT NO. 88
         3602

                           BELK OF UNION, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                      1998
                                                       --------------------,


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 88
         3603

                         BELK OF WALTERBORO, S.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Walterboro, S.C., Inc. (the "Company"), to be held on April 15, 1998, at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 103.0058 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 57,477 shares of New Belk Class A Common Stock which will represent approximately 0.0958% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (89)
         3604

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3605

                         BELK OF WALTERBORO, S.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF WALTERBORO, S.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Walterboro, S.C., Inc. (the "Company") will be held on April 15, 1998, at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 103.0058 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3606

                         BELK OF WALTERBORO, S.C., INC.

                               SUPPLEMENT NO. 89

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 89 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF WALTERBORO, S.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3607

                                  THE COMPANY


     The Company was incorporated as a South Carolina corporation in 1937 as Belk-Hudson Company of Walterboro, S.C., Incorporated. The Company changed its name to Belk of Walterboro, S.C., Inc. on June 6, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 103.0058 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,246 shares of Common Stock outstanding held of record by 19 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 87.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3608

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the uncertain prospects for the Company's store in its current location. The store is located in a relatively small market that is also close to larger markets with larger Belk stores and other competitors. The prospects for growth of the Company's store may be limited because of the size of its market and its close proximity to such competition. The Merger would allow the Company to share with New Belk the risk associated with the Company's current market and participate in the growth of other Belk stores located in markets with better growth prospects.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,246 shares of Common Stock.

         3609


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the

         3610


underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and

         3611


the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         3612


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         3613


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         3614


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         3615


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         3616


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         3617


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         3618

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         3619

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         3620

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ----------   ----------------
Net Sales....................  $3,446,783   $3,446,783      0.6     $ (405,247)     $2,473,317
EBITDA.......................     261,210      258,115        7       (405,247)      2,212,052
EBIT.........................     201,056      197,962       10       (405,247)      2,384,867
Net Income...................     139,279      137,192       15             --       2,057,880
Book Equity..................   1,586,487    1,586,245        1             --       1,586,245

         3621

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========
Relative Operating Value of Company                                                    $2,473,317
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $2,473,317
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk, Orangeburg,
  S.C.                         36.9984%          X        $2,473,317          =        $  915,088
Belk of Thomaston,
  Ga., Inc.                      .4013%          X         2,473,317          =             9,925
Belk of Waycross,
  Ga., Inc.                    17.8170%          X         2,473,317          =           440,671
                                                                                       ----------
Total                                                                                  $1,365,684
                                                                                       ==========
Total Relative Value of Company                                                        $2,473,317
Total Relative Value of Company Owned by Other Belk Companies                 -         1,365,684
                                                                                       ----------
Net Relative Value of Company                                                 =        $1,107,633
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $1,107,633              /          $1,156,226,577            =                .0958%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0958%               X        59,998,834)         /             558            =         103.0058


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3622

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  111.78
  Dividends(2)..............................................          35.00
  Book value per share(3)...................................       1,273.26
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          98.89
  Dividends(2)..............................................          26.78
  Book value per share......................................       1,289.63


---------------

(1) Based on 1,246 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,246 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3623

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $   3,228     $   3,441     $   3,447
Net income..................................................         127           111           139
Per common share
  Net income (loss)(1)......................................      102.01         88.94        111.78
  Dividends.................................................       35.00         35.00         36.00
  Book value(2).............................................    1,142.54      1,196.48      1,273.26
Total assets................................................       1,678         1,771         1,896
Shareholders' equity........................................       1,424         1,491         1,586

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $2,379        $2,330
Income from operations......................................       101           122

---------------


(1) Based on 1,246 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,246 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3624

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The reduced comparable store sales for the fiscal year 1997 and the nine months ended November 1, 1997 was a result of increased competition in the market.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Ivanhoe Shopping Center in Walterboro, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company leases its store building, which contains approximately 34,000 square feet of floor area. The current term of the lease expires in 1998, but the Company has options to extend the lease through 2013. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart and K-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3625

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................       866           69.5%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)....................................................       758           60.8%
H. W. McKay Belk (Director and Executive Officer) (b)(d)....       758           60.8%
John R. Belk (Director and Executive Officer) (b)(d)........       758           60.8%
Henderson Belk (Director) (c)...............................         4               *
Sarah Belk Gambrell (Director) (c)..........................       148           11.9%
B. Neal Long (Director and Executive Officer)...............         0               *
E. O. Hudson, Jr. (Director)................................         0               *
Katherine McKay Belk (b)....................................        62            5.0%
Katherine Belk Morris (b)...................................        70            5.6%
Belk of Orangeburg, S.C., Inc. .............................       461           37.0%
Belk of Waycross, Ga., Inc..................................       222           17.8%
All Directors and Executive Officers as a group (8
  persons)..................................................     1,094           87.8%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; E. O. Hudson, Jr. -- P.O. Box 968, Orangeburg, S.C. 29116; Belk of Orangeburg, S.C., Inc. and Belk of Waycross, Ga., Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 32 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 42 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 4 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 461 shares held by Belk of Orangeburg,, S.C., Inc., 222 shares held by Belk of Waycross, Ga., Inc., and 5 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         3626

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         3627

                         BELK OF WALTERBORO, S.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   41,052    $   41,759
  Accounts receivable, net..................................     480,829       594,426
  Merchandise inventory.....................................     714,397       748,376
  Receivable from affiliates, net...........................      13,774           397
  Deferred income taxes.....................................       7,368            --
  Other.....................................................      52,879        48,529
                                                              ----------    ----------
Total current assets........................................   1,310,299     1,433,487
Loans receivable from affiliates, net.......................     303,092       363,092
Investments.................................................         242           242
Property, plant and equipment, net..........................     145,776        90,314
Other noncurrent assets.....................................      11,184         8,698
                                                              ----------    ----------
                                                              $1,770,593    $1,895,833
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  190,368    $  212,213
  Deferred income taxes.....................................          --         7,629
  Accrued income taxes......................................      36,715        45,603
                                                              ----------    ----------
Total current liabilities...................................     227,083       265,445
Deferred income taxes.......................................       8,969           904
Other noncurrent liabilities................................      25,877        28,246
                                                              ----------    ----------
Total liabilities...........................................     261,929       294,595
Deferred income.............................................      17,846        14,751
Shareholders' equity:
  Common stock..............................................     124,600       124,600
  Retained earnings.........................................   1,366,218     1,461,887
                                                              ----------    ----------
Total shareholders' equity..................................   1,490,818     1,586,487
                                                              ==========    ==========
                                                              $1,770,593    $1,895,833
                                                              ==========    ==========

         3628

                         BELK OF WALTERBORO, S.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $3,228,391    $3,441,139    $3,446,783
Operating costs and expenses...............................   3,079,720     3,282,210     3,249,717
                                                             ----------    ----------    ----------
Income from operations.....................................     148,671       158,929       197,066
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................       5,225        11,971         5,378
  Gain (loss) on disposal of property, plant and
     equipment.............................................      59,421            --         3,095
  Miscellaneous, net.......................................     (18,678)          832           895
                                                             ----------    ----------    ----------
Total other expense, net...................................      45,968        12,803         9,368
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     194,639       171,732       206,434
Income tax expense (benefit)...............................      67,539        60,908        67,155
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     127,100       110,824       139,279
                                                             ----------    ----------    ----------
Net earnings...............................................     127,100       110,824       139,279
Retained earnings at beginning of period...................   1,215,514     1,299,004     1,366,218
Dividends paid.............................................     (43,610)      (43,610)      (43,610)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,299,004    $1,366,218    $1,461,887
                                                             ==========    ==========    ==========

         3629

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3630
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3631

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3632

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3633

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3634

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3635

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3636

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3637

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $3,446,783    $139,280    $201,057   $261,210     $1,586,487
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $3,446,783     139,280     201,057    261,210      1,586,487
                                                 ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                  (2,088)     (3,095)    (3,095)
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                  (2,088)     (3,095)    (3,095)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --         --
  Adjustment for ownership in other Belk
    entities...................................                                                          (242)
                                                               --------    --------   --------     ----------
Per Model......................................                $137,192    $197,962   $258,115     $1,586,245
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (41,758)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........        (397)
    Loans receivable from affiliates, net......    (363,092)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (405,247)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (405,247)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3638

                                                               SUPPLEMENT NO. 89
         3639

                         BELK OF WALTERBORO, S.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 4:50 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.


                                                Dated:                      1998
                                                       --------------------,


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 89
         3640

            BELK'S DEPARTMENT STORE OF WINNSBORO, S.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Winnsboro, S.C., Incorporated (the "Company"), to be held on April 15, 1998, at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 26.8012 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 34,547 shares of New Belk Class A Common Stock which will represent approximately 0.0576% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (90)
         3641

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3642

            BELK'S DEPARTMENT STORE OF WINNSBORO, S.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF WINNSBORO, S.C.,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Winnsboro, S.C., Incorporated (the "Company") will be held on April 15, 1998, at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 26.8012 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3643

            BELK'S DEPARTMENT STORE OF WINNSBORO, S.C., INCORPORATED

                               SUPPLEMENT NO. 90

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 90 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF WINNSBORO, S.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3644

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1929. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 26.8012 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,638 shares of Common Stock outstanding held of record by 25 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 71.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3645

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk associated with the uncertain prospects for the Company's store in its current downtown location. The store is located in a relatively small market that is also close to larger markets that offer strong competition. The prospects for growth of the Company's store may be limited because of the size of its market and its close proximity to such competition. The Company's management has considered from time to time whether to relocate the store to another market with better growth prospects. The Merger would allow the Company to share with New Belk the risk associated with the Company's current market, participate in the growth of other Belk stores located in markets with better growth prospects and, if a decision were made to relocate the store, the financing necessary to accomplish any such relocation.

     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,820 shares of Common Stock.

         3646


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the

         3647


underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and

         3648


the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         3649


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         3650


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         3651


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         3652


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         3653


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         3654


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         3655

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         3656

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         3657

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                              NET DEBT         RELATIVE
METHODOLOGY                ACTUAL     ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------               --------    --------    --------    ---------    ----------------
Net Sales...............  $802,211    $802,211      0.6       $(364,668)       $845,995
EBITDA..................   (68,270)        418        7        (364,668)        367,594
EBIT....................   (72,717)     (4,030)      10        (364,668)        324,368
Net Income..............   (36,288)     19,337       15              --         290,055
Book Equity.............   735,825     735,457        1              --         735,457

         3658

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =         $    N/A
                                                                                        --------
Total                                                                                        N/A
                                                                                        ========

Relative Operating Value of Company                                                     $845,995
Relative Operating Value of Other Companies Owned by Company                  +               --
                                                                                        --------
Total Relative Value of Company                                               =         $845,995
                                                                                        ========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           3.1746%          X         $845,995           =         $ 26,857
Belk Enterprises,
  Inc.                          4.7619%          X          845,995           =           40,285
Belk of Elberton,
  Ga., Inc.                     8.9744%          X          845,995           =           75,923
Belk of Orangeburg,
  S.C., Inc.                    4.0293%          X          845,995           =           34,088
Belk of Thomaston,
  Ga., Inc.                      .3663%          X          845,995           =            3,099
                                                                                        --------
Total                                                                                   $180,252
                                                                                        ========
Total Relative Value of Company                                                         $845,995
Total Relative Value of Company Owned by Other Belk Companies                 -          180,252
                                                                                        --------
Net Relative Value of Company                                                 =         $665,743
                                                                                        ========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   665,743             /          $1,156,226,577            =               .0576%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0576%               X         59,998,834)        /              1,289         =            26.8012


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3659

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $(22.15)
  Dividends(2)..............................................          5.00
  Book value per share(3)...................................        449.22
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         25.73
  Dividends(2)..............................................          6.97
  Book value per share......................................        335.55


---------------

(1) Based on 1,638 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,638 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3660

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $   853       $   870       $   802
Net income (loss)...........................................         (3)            0           (36)
Per common share
  Net income (loss)(1)......................................      (1.92)         0.04        (22.15)
  Dividends.................................................       5.06          5.06          5.00
  Book value(2).............................................     481.40        476.38        449.22
Total assets................................................        843           841           794
Shareholders' equity........................................        789           780           736

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................     $576          $536
Income (loss) from operations...............................      (88)          (11)

---------------


(1) Based on 1,638 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,638 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3661

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Revenue decreases resulted from a weak downtown economy and a continued decline in customer traffic.

     Net loss increased in fiscal year 1997 primarily due to an impairment charge made to adjust certain property and equipment to net realizable value.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in downtown Winnsboro, South Carolina. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Long group office in Anderson, South Carolina.

     Facilities. The Company owns the store property and building, which contains approximately 17,000 square feet of floor area. The Company is evaluating the long-term viability of its business in this market.

     Competition.  The Company's principal competitor in the market is Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3662

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................       771           47.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................       493           30.1%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(d).................................................       493           30.1%
John R. Belk (Director and Executive Officer) (a)(c)(d).....       493           30.1%
Sarah Belk Gambrell (Director) (b)..........................       179           10.9%
David Belk Cannon (e).......................................        84            5.1%
Leroy Robinson (Director) (a)...............................       144            8.8%
B. Neal Long (Director and Executive Officer)...............         0               *
Katherine McKay Belk (a)....................................       144            8.8%
Katherine Belk Morris (a)...................................       144            8.8%
James W. Stephenson, III (Director) (f).....................       235           14.3%
Joe John Stephenson (g).....................................       176           10.7%
Robert F. Stephenson (h)....................................       164           10.0%
Belk of Elberton, Ga., Inc..................................       147            9.0%
Thomas M. Belk, Trustee U/A dated September 15, 1993........       144            8.8%
All Directors and Executive Officers as a group (8
  persons)..................................................     1,165           71.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; B. Neal Long -- 3101 N. Main Street, Anderson, S.C. 29621; James W. Stephenson, III -- 104 Cathcart Circle, Winnsboro, S.C. 29180; Joe John Stephenson -- 306 Carlisle Avenue, Winnsboro, S.C. 29180; Robert F.
Stephenson -- 1879 Havenwood Drive, Lancaster, S.C. 29720; Belk of Elberton, Ga., Inc. and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 144 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 20 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         3663


(c) Includes 147 shares held by Belk of Elberton, Ga., Inc., 66 shares held by Belk of Orangeburg, S.C., Inc., 60 shares held by Belk Enterprises, Inc., 6 shares held by Belk of Thomaston, Ga., Inc. and 18 shares held by Belk Investment Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 52 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(e) Includes 29 shares held by Residuary Trust U/W of Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(f) Includes 15 shares held by James W. Stephenson, III's wife, Ivor P. Stephenson.

(g)  Includes 15 shares held by Joe John Stephenson's wife, Alita T. Stephenson.

(h) Includes 15 shares held by Robert F. Stephenson's wife, Locketta B. Stephenson.

         3664

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3665

            BELK'S DEPARTMENT STORE OF WINNSBORO, S.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  9,487      $  7,105
  Accounts receivable, net..................................    131,640       150,502
  Merchandise inventory.....................................    253,518       225,663
  Receivable from affiliates, net...........................     25,028         1,710
  Refundable income taxes...................................         --           420
  Deferred income taxes.....................................      1,491            --
  Other.....................................................      8,954         7,734
                                                               --------      --------
Total current assets........................................    430,118       393,134
Loans receivable from affiliates, net.......................    305,853       355,853
Investments.................................................        868           868
Property, plant and equipment, net..........................     96,183        26,361
Deferred income taxes.......................................         --        10,291
Other noncurrent assets.....................................      7,750         7,150
                                                               --------      --------
                                                               $840,772      $793,657
                                                               ========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................   $ 42,478      $ 39,083
  Deferred income taxes.....................................         --         1,772
  Accrued income taxes......................................        997           572
                                                               --------      --------
Total current liabilities...................................     43,475        41,427
Deferred income taxes.......................................      2,714            --
Other noncurrent liabilities................................     14,280        16,405
                                                               --------      --------
Total liabilities...........................................     60,469        57,832
Shareholders' equity:
  Common stock..............................................    163,800       163,800
  Retained earnings.........................................    616,503       572,025
                                                               --------      --------
Total shareholders' equity..................................    780,303       735,825
                                                               --------      --------
                                                               $840,772      $793,657
                                                               ========      ========

         3666

            BELK'S DEPARTMENT STORE OF WINNSBORO, S.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Net sales...................................................   $852,612      $869,775      $802,212
Operating costs and expenses................................    874,194       887,530       807,270
Impairment loss.............................................         --            --        68,788
                                                               --------      --------      --------
Income from operations......................................    (21,582)      (17,755)      (73,846)
                                                               --------      --------      --------
Other income (expense):
  Interest, net.............................................      6,198        16,924        27,907
  Gain (loss) on disposal of property, plant and
     equipment..............................................     16,206            --           100
  Miscellaneous, net........................................     (4,741)          909         1,029
                                                               --------      --------      --------
Total other expense, net....................................     17,663        17,833        29,036
                                                               --------      --------      --------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............     (3,919)           78       (44,810)
Income tax expense (benefit)................................       (774)           14        (8,522)
                                                               --------      --------      --------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................     (3,145)           64       (36,288)
                                                               --------      --------      --------
Net earnings................................................     (3,145)           64       (36,288)
Retained earnings at beginning of period....................    636,160       624,727       616,503
Dividends paid..............................................     (8,288)       (8,288)       (8,190)
                                                               --------      --------      --------
Retained earnings at end of period..........................   $624,727      $616,503      $572,025
                                                               ========      ========      ========

         3667

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3668
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3669

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3670

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         3671

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         3672

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         3673

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         3674

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         3675

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $   802,211    $(36,288)   $(72,718)  $(68,270)    $  735,825
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $   802,211     (36,288)    (72,718)   (68,270)       735,825
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                      (81)       (100)      (100)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                   55,706      68,788     68,788
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                   55,625      68,688     68,688
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                           (368)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $ 19,337    $ (4,030)  $    418     $  735,457
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $    (7,105)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........       (1,710)
    Loans receivable from affiliates, net.....     (355,853)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................     (364,668)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $  (364,668)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3676

                                                               SUPPLEMENT NO. 90
         3677

            BELK'S DEPARTMENT STORE OF WINNSBORO, S.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 10:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                      1998
                                                       --------------------,


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature


                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 90
         3678

                  PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Parks-Belk Company of Clarksville, Tennessee (the "Company"), to be held on April 16, 1998, at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Tennessee law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 39.5467 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 143,456 shares of New Belk Class A Common Stock which will represent approximately 0.2391% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (91)
         3679

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3680

                  PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Parks-Belk Company of Clarksville, Tennessee (the "Company") will be held on April 16, 1998, at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Tennessee law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 39.5467 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3681

                  PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE

                               SUPPLEMENT NO. 91

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 91 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3682

                                  THE COMPANY

     The Company was incorporated as a Tennessee corporation in 1956. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of Class A Common Stock, $100 par value per share (the "Class A Common Stock"), and Class B Common Stock, $100 par value per share (the "Class B Common Stock;" together with the Class A Common Stock, the "Common Stock"), of the Company (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights under Tennessee law), will be converted, without any action on the part of the Shareholder, into the right to receive 39.5467 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 14,238 shares of Common Stock outstanding held of record by 29 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 83.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         3683

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Tennessee Business Corporation Act (the "TBCA"), between the New Belk Certificate and the Charter of the Company (the "Company Charter") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of (i) 28,000 shares of Class A Common Stock and (ii) 828 shares of Class B Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder (as defined in the New Belk Certificate), whether by sale, assignment, gift, bequest,

         3684

appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The only difference between Class A Common Stock of the Company and Class B Common Stock of the Company is that holders of Class A Common Stock of the Company have the right to vote and holders of Class B Common Stock of the Company do not.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

         3685

     Pursuant to the TBCA, a corporation, subject to restrictions in the charter, may make distributions to shareholders as long as such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the charter of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Charter.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The TBCA permits the board of directors, person(s) authorized by the charter or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the TBCA, unless the charter or the TBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Charter does not specify a different voting requirement.

     Amendment of Certificate of Incorporation or Charter of corporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class,

         3686

then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the TBCA, unless the charter provides otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's charter of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the TBCA requires an amendment to the charter to be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the charter of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or one or more series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the TBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Charter does not require a greater vote or a vote by voting group to amend the Company Charter.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the TBCA, a corporation's board of directors may amend or repeal the corporation's bylaws unless: (i) the charter or the TBCA reserve this power exclusively to the shareholders in whole or part; or (ii) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     The TBCA provides that any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing TBCA provision.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less

         3687

than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the charter, the TBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to fill the vacancy if it is filled by the shareholders.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The TBCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the charter or bylaws. The charter or bylaws may provide that the board of directors has power to fix or change the number of directors, including an increase or decrease in the number of directors. Absent such a provision, only the shareholders may fix or change the number of directors. The charter or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or the board of directors; provided, that unless the charter or bylaws provide otherwise, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

         3688

     The TBCA allows the charter or the bylaws to provide for the qualifications of directors. A director need not be a resident of Tennessee or a shareholder of the corporation unless otherwise provided in the charter or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Tennessee or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The TBCA provides that the charter may allow for staggering the directors' terms by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Charter does not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the TBCA, the shareholders may remove one or more directors with or without cause unless the charter of incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the TBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the charter of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Charter provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.


     Similar to the DGCL, the TBCA generally permits transactions involving a Tennessee corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's or officer's interest were disclosed or known to a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and

         3689

director's or officer's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or
(iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the TBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the TBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to the director in which it was adjudged that the director received an improper personal benefit. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The TBCA concerning limiting or eliminating the personal liability of directors is equivalent to the DGCL.

     The Company Bylaws authorize indemnification as provided in the TBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best

         3690

interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Charter that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The TBCA concerning the approval of mergers or share exchanges is similar in all material respects to the DGCL, except that under the TBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in the participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The TBCA and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.

     Anti-Takeover Provisions. The DGCL and the TBCA contain business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL and the TBCA, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder;
(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation; (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. The TBCA defines an "interested shareholder" as (i) any person who is the direct or indirect beneficial owner of at least 10% of the voting power of any class or series of the then outstanding stock of the corporation or, (ii) an affiliate or associate of the corporation that owns of at least 10% of the voting power of any class of stock of the corporation within the prior five years.

         3691

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The TBCA provides that a corporation may not merge with any interested shareholder of the corporation or any affiliate or associate of an interested shareholder within five years of the date of the interested shareholder's share acquisition. After this five-year period has elapsed, a business combination may occur if approved by the holders of 66 2/3 of the non-interested shares or if the value received by the non-interested shareholders is fair.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the TBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The TBCA concerning preemptive rights is equivalent to the DGCL. The Company Charter does not contain a provision with regard to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the TBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if the shareholder makes the demand in good faith and for a proper purpose; the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect; the records are directly connected with the purpose; and the
         3692

shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Sections 48-23-202 and 48-23-204 of the TBCA may be entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 48-23-101, et seq., of the TBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 48-23-101, et seq., of the TBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 48-23-101, ET SEQ., OF THE TBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder entitled to vote on the Reorganization Agreement has the right to receive payment of the fair value of his shares of Common Stock upon compliance with the TBCA. A Shareholder may not dissent as to less than all of the shares that he beneficially owns. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must submit to the Company the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights. Any Shareholder intending to enforce this right must not vote in favor of the Reorganization Agreement and must file as written notice of his intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. A vote against approval of the Reorganization Agreement will not, in and of itself, constitute an Objection Notice satisfying the requirements of the TBCA. A failure to vote will not constitute a waiver of appraisal rights as long as the requirements of the TBCA are complied with. However, any Shareholder who executes a proxy card and who desires to effect his appraisal rights must mark the proxy card "against" the proposal relating to the Merger because if the proxy card is left blank, it will be voted "for" the proposal relating to the Merger.


     If the Reorganization Agreement is approved, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within ten days of the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and where and when they must (b) deposit their common stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed Merger, (iv) set a date by which the Company must receive the Payment Demand, which may not be fewer than one nor more than two months after the date the Dissenters' Notice is delivered, and (v) be accompanied by a copy of Sections 48-23-101 through 48-23-302 of the TBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he acquired beneficial ownership of the shares before November 25, 1997 (the date of the first public announcement of the principal terms of the Reorganization Agreement), and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or

         3693

modified by consummation of the Merger. A Payment Demand may not be withdrawn unless the Company consents.


     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company shall, pursuant to Section 48-23-206, pay to each dissenting Shareholder who has complied with the requirements of Section 48-23-204 of the TBCA the amount that the Company estimates to be the fair value of the shares of common stock, plus accrued interest. Section 48-23-206 of the TBCA requires the payment to be accompanied by (i) certain of the Company's financial statements,
(ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated, (iii) notification of rights to demand payment, and (iv) a copy of Sections 48-23-101 through 48-23-302 of the TBCA. The Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on November 25, 1997, the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company must send to the holder of the after-acquired shares after the Merger an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 48-23-209.


     If the Merger is not consummated within two months after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates. If, after returning deposited Certificates, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company or offered by the Company is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make payment (or, if the Merger has not consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares) within two months after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within one month after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within one month after the company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price two months after the Company receives such a demand for payment, the TBCA provides that the Company will institute judicial proceedings in the appropriate court, as specified in the TBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, and (ii) the accrued interest. The "fair value" of the Common Stock could be more than, the same as, or less than that produced by the Exchange Ratio. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company or for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment. If the Company does not institute such proceeding within such two month period, the Company shall pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of the appraiser appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment was arbitrary, vexatious or otherwise not in good faith in demanding payment from the Company. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply with the TBCA, or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily,

         3694

vexatiously, or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the court may award these counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $25,043,759    $25,043,759       0.6      $4,170,790      $10,855,465
EBITDA...............    1,662,604      1,646,368         7       4,170,790        7,353,786
EBIT.................      605,215        588,979        10       4,170,790        1,719,000
Net Income...........       87,616        124,207        15              --        1,863,105
Book Equity..........    9,821,321      9,818,670         1              --        9,818,670

         3695

     The following table shows the method used to calculate the total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                      %          X                            =
                                      %          X                            =
                                      %          X                            =
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $10,855,465
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $10,855,465
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           3.6346%          X        $10,855,465         =        $   394,553
Belk Enterprises,
  Inc.                         49.2976%          X         10,855,465         =          5,351,484
Belk-Simpson Company,
  Greenville, South
  Carolina                     21.3302%          X         10,855,465         =          2,315,492
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                   .2711%          X         10,855,465         =             29,429
                                                                                       -----------
Total                                                                                  $ 8,090,958
                                                                                       ===========

Total Relative Value of Company                                                        $10,855,465
Total Relative Value of Company Owned by Other Belk Companies                 -          8,090,958
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 2,764,507
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 2,764,507             /          $1,156,226,577            =               .2391%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.2391%               X         59,998,834)        /            3,627.5         =            39.5467


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3696

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $  6.15
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        689.80
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         37.96
  Dividends(2)..............................................         10.28
  Book value per share......................................        495.12


---------------

(1) Based on 14,238 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 14,238 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3697

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $26,550       $25,528       $25,044
Net income..................................................        535            78            88
Per common share
  Net income (loss)(1)......................................      37.55          5.46          6.15
  Dividends.................................................       5.00           N/A           N/A
  Book value(2).............................................     678.18        683.64        689.80
Total assets................................................     15,611        18,137        16,672
Shareholders' equity........................................      9,656         9,734         9,821

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $17,340       $15,808
Income (loss) from operations...............................       (105)          257

---------------


(1) Based on 14,238 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 14,238 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3698

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates two retail department stores in the following locations in Tennessee: Governor's Square Mall in Clarksville and Old Hickory Mall in Jackson. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The stores are managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Facilities. The Company leases the land upon which it built its store building at Old Hickory Mall in Jackson, which contains approximately 88,000 square feet of floor area. The current term of the lease expires in 2042. The Company leases its store at Governor's Square Mall in Clarksville, Tennessee. The store consists of two buildings totaling 119,000 square feet. The current term of the lease expires in 2012.

     Competition. Specific competitors in the Company's markets include Goldsmith's, Upton's, Sears, Penney, Goody's, Dillard and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3699

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................    11,406.5         80.1%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(e)(f)..............................................     7,974.5         56.0%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(e).................................................     7,964.5         55.9%
John R. Belk (Director and Executive Officer)
  (a)(c)(e)(g)..............................................     7,964.5         55.9%
Henderson Belk (Director) (b)...............................        71.0             *
Sarah Belk Gambrell (b).....................................     1,259.5          8.8%
Leroy Robinson (Director) (a)...............................       241.0          1.6%
John A. Kuhne (Director and Executive Officer) (d)..........       3,037         21.3%
R. E. Greiner (Director and Executive Officer)..............           0             *
Belk Enterprises, Inc.......................................       7,019         49.3%
Belk-Simpson Company, Greenville, South Carolina............       3,037         21.3%
All Directors and Executive Officers as a group (8
  persons)..................................................    11,887.5         83.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne and R. E. Greiner -- 14 South Main Street, Greenville, S.C. 29601; Belk Enterprises, Inc. and Belk-Simpson Company, Greenville, South
Carolina -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 241 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 50 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 37 shares held by Belk Brothers of Monroe, North Carolina, Incorporated and 7,019 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(d) Includes 3,037 shares held by Belk-Simpson Company, Greenville, South Carolina, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under

         3700


     authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk and John A. Kuhne.


(e) Includes 517.5 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, and John R. Belk, have voting and investment power with respect to such shares.

(f) Includes 10 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(g)  Includes 5 shares held by John R. Belk as custodian for his minor children.

         3701

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3702

                  PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   440,136   $   277,416
  Accounts receivable, net..................................    4,400,403     4,703,795
  Merchandise inventory.....................................    5,436,633     4,871,833
  Receivable from affiliates, net...........................       21,650       221,413
  Refundable income taxes...................................        9,056            --
  Deferred income taxes.....................................       81,698        46,809
  Other.....................................................      264,894       247,835
                                                              -----------   -----------
Total current assets........................................   10,654,470    10,369,101
Investments.................................................        2,651         2,651
Property, plant and equipment, net..........................    7,308,849     6,136,417
Other noncurrent assets.....................................      170,901       163,836
                                                              -----------   -----------
                                                              $18,136,871   $16,672,005
                                                              ===========   ===========
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current installments of long-term debt....................  $   800,000   $ 1,000,000
  Accounts payable and accrued expenses.....................    1,338,955     1,065,214
  Accrued income taxes......................................       32,697       134,456
                                                              -----------   -----------
Total current liabilities...................................    2,171,652     2,199,670
Deferred income taxes.......................................      204,069       221,553
Long-term debt, excluding current installments..............    2,550,000     1,550,000
Loans payable to affiliates, net............................    2,715,142     2,119,618
Other noncurrent liabilities................................      355,851       388,455
                                                              -----------   -----------
Total liabilities...........................................    7,996,714     6,479,296
Deferred income.............................................      406,452       371,388
Shareholders' equity:
  Common stock..............................................    1,423,800     1,423,800
  Additional paid in capital................................      951,499       951,499
  Retained earnings.........................................    7,358,406     7,446,022
                                                              -----------   -----------
Total shareholders' equity..................................    9,733,705     9,821,321
                                                              -----------   -----------
                                                              $18,136,871   $16,672,005
                                                              ===========   ===========

         3703

                  PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $26,648,985   $25,877,166   $25,449,650
Less: leased sales......................................       99,018       348,823       405,891
                                                          -----------   -----------   -----------
Net sales...............................................   26,549,967    25,528,343    25,043,759
Operating costs and expenses............................   25,335,963    25,009,058    24,424,301
                                                          -----------   -----------   -----------
Income from operations..................................    1,214,004       519,285       619,458
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (297,954)     (386,648)     (395,002)
  Gain (loss) on disposal of property, plant and
     equipment..........................................       (7,012)         (653)       16,237
  Miscellaneous, net....................................     (245,704)      (23,961)      (30,480)
                                                          -----------   -----------   -----------
Total other expense, net................................     (550,670)     (411,262)     (409,245)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      663,334       108,023       210,213
Income tax expense (benefit)............................      128,682        30,230       122,597
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      534,652        77,793        87,616
                                                          -----------   -----------   -----------
Net earnings............................................      534,652        77,793        87,616
Retained earnings at beginning of period................    6,817,151     7,280,613     7,358,406
Dividends paid..........................................      (71,190)           --            --
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 7,280,613   $ 7,358,406   $ 7,446,022
                                                          ===========   ===========   ===========

         3704

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3705
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3706

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 48
                         CORPORATIONS AND ASSOCIATIONS
                               STATE OF TENNESSEE

                                   CHAPTER 23

                               DISSENTERS' RIGHTS

SECTION
-------
    PART 1 -- RIGHT TO DISSENT AND OBTAIN
             PAYMENT FOR SHARES
48-23-101.  Definitions.
48-23-102.  Right to dissent.
48-23-103.  Dissent by nominees and
            beneficial owners.
     PART 2 -- PROCEDURE FOR EXERCISE OF
             DISSENTERS' RIGHTS
48-23-201.  Notice of dissenters' rights.
48-23-202.  Notice of intent to demand
            payment.
48-23-203.  Dissenters' notice.

SECTION
-------
48-23-204.  Duty to demand payment.
48-23-205.  Share restrictions.
48-23-206.  Payment.
48-23-207.  Failure to take action.
48-23-208.  After-acquired shares.
48-23-209.  Procedure if shareholder
            dissatisfied with payment or
            offer.
PART 3 -- JUDICIAL APPRAISAL OF SHARES
48-23-301.  Court action.
48-23-302.  Court costs and counsel fees.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

48-23-101.  DEFINITIONS.

     As used in this chapter, unless the context otherwise requires:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

     (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 48-27-1302 and who exercises that right when and in the manner required by part 2 of this chapter;

     (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

     (5) "Interest" means interest from the effective date of the corporate action that gave right to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasure bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

     (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation;

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         3707

48-23-102.  RIGHT TO DISSENT.

     (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party;

             (A) If shareholder approval is required for the merger by sec. 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under sec. 48-21-105;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

          (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under sec. 48-21-104; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this subchapter may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under sec. 6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

48-21-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one
(1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter's other shares were registered in the names of different shareholders.
         3708

     (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on the beneficial shareholder's behalf only if the beneficial shareholder:

          (1) Submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

48-23-201.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under sec. 48-23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under sec. 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 48-23-203.

     (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

48-23-202.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under sec. 48-23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must:

          (1) Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

          (2) Not vote the shareholder's shares in favor of the proposed action. No such written notice of intent to demand payment as required of any shareholder to whom the corporation failed to provide the notice required by sec. 48-23-201.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

48-23-203.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under sec. 48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of sec. 48-23-202.

     (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person asserting dissenters' rights acquired beneficial ownership of the shares before that date;

         3709

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the notice required by subsection (a) is delivered; and

          (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to sec. 48-23-201.

48-23-204.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in sec. 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to sec. 48-23-203(b)(3), and deposit the shareholder's certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

     (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

48-23-205.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under sec. 48-23-207.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the effectuation of the proposed corporate action.

48-23-206.  PAYMENT.

     (a) Except as provided in sec. 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, which ever is later, the corporation shall pay each dissenter who complied with sec. 48-23-204 the amount the corporation estimates to be the fair value of each dissenters' shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of a corporations' estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under sec. 48-23-209; and

          (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to sec. 48-23-201 or sec. 48-23-203.

48-23-207.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the

         3710

corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporate effectuates the proposed action, it must send a new dissenters' notice under sec. 48-23-203 and repeat the payment demand procedure.

48-23-208.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by sec. 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the inters was calculated, and a statement of the dissenter's right to demand payment under sec. 48-23-209.

48-23-209.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate (less any payment under sec. 48-23-206), or reject the corporation's offer under sec. 48-23-208 and demand payment of the fair value of the dissenter's shares and interest due, if:

          (1) The dissenter believes that the amount paid under sec. 48-23-206 or offered under sec. 48-23-208 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under sec. 48-23-206 within two (2) months after the date set for demanding payment; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

     (b) A dissenter waives the dissenter's right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter's shares.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

48-23-301.  COURT ACTION.

     (a) If a demand for payment under sec. 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served

         3711

with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one(1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment:

          (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

          (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under sec. 48-23-208.

48-23-302. COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under sec. 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under sec. 48-23-209.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

          (1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

          (2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

          (3) If the court finds that the services of counsel for any dissenter were of substantially benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         3712

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $25,043,759    $ 87,616    $605,215   $1,662,604    $9,821,321
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --           --            --
                                                -----------    --------    --------   ----------    ----------
Adjusted Shareholders' Statement..............  $25,043,759      87,616     605,215    1,662,604     9,821,321
                                                ===========    --------    --------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                  (10,397)    (16,236)     (16,236)
  Gain/loss on sale of securities.............           --          --          --           --
  Impairment loss.............................                       --          --           --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --           --
  Gain/loss on discontinued operations........                       --          --           --
  Adjustment to tax expense...................                   46,988          --           --            --
                                                               --------    --------   ----------
Total non-operating items.....................                   36,591     (16,236)     (16,236)
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --           --
  Adjustment for ownership in other Belk
    entities..................................                                                          (2,651)
                                                               --------    --------   ----------    ----------
Per Model.....................................                 $124,207    $588,979   $1,646,368    $9,818,670
                                                               ========    ========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (277,415)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (221,413)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....    1,000,000
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................    1,550,000
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........    2,119,618
                                                -----------
Net debt (cash)...............................    4,170,790
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $ 4,170,790
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3713

                                                               SUPPLEMENT NO. 91
         3714

                  PARKS-BELK COMPANY OF CLARKSVILLE, TENNESSEE
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 12:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                      1998
                                                       --------------------,


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 91
         3715

                BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Greenville, Texas, Inc. (the "Company"), to be held on April 15, 1998, at 11:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Texas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 65.6983 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 9,855 shares of New Belk Class A Common Stock which will represent approximately 0.0164% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (92)
         3716

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3717

                BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Greenville, Texas, Inc. (the "Company") will be held on April 15, 1998, at 11:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Texas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 65.6983 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3718

                BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC.

                               SUPPLEMENT NO. 92

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 92 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3719

                                  THE COMPANY

     The Company was incorporated as a Texas corporation in 1985. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 11:20 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger"), and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Texas law), will be converted, without any action on the part of the Shareholder, into the right to receive 65.6983 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,000 shares of Common Stock outstanding held of record by 4 Shareholders.


     The presence in person or by proxy of the holders of two-thirds of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 100% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         3720

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Texas Business Corporation Act (the "TBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         3721

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock maybe distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     The TBCA permits a corporation, subject to restrictions in the articles of incorporation, to make distributions to its shareholders except when the corporation is insolvent or when the payment thereof would render the corporation insolvent. The Company Bylaws provide that the Board of Directors of the Company

         3722

(the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

The TBCA permits the president, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10%, unless otherwise specified in the articles of incorporation but, not more than 50%, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board, requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     The TBCA concerning voting requirements generally is equivalent to the DGCL. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     The TBCA requires that an amendment to a corporation's articles of incorporation be adopted by the board of directors and approved by 66 2/3% of the votes entitled to be cast on the amendment.

     Amendment of Bylaws. The DGCL requires the approval of the stockholders to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the

         3723

stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the TBCA, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the TBCA reserve this power exclusively to the shareholders in whole or part or (ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. Unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise as to all or some portion of a corporation's bylaws, the shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     The TBCA provides that any action that the TBCA requires to be taken or that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken shall have been signed by the holder or holders of all the shares entitled to vote with respect to the action that is the subject matter of the consent. In addition, the TBCA provides that the articles of incorporation may provide that any action that the TBCA requires to be taken or that may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notices, and without a vote, if a consent or consents in writing, setting forth the action so taken shall have been signed by at least the number of holders of shares that would be necessary to take such action at a meeting at which the holders of all the shares entitled to vote on the actions were present and voted. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such actions at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     Under the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other
         3724

cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     The TBCA requires any vacancy occurring in the board of directors after the issuance of shares to be filled by election at an annual or special meeting of shareholders or to be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders or may be filled by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders; provided, however, that the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Notwithstanding the foregoing, whenever the holders of any class or series of shares or group of classes or series of shares are entitled to elect one or more directors by the provisions of the articles of incorporation, any vacancies in such directorships and any newly created directorships of such class or series to be filled by reason of an increase in the number of such directors may be filled by the affirmative vote of a majority of the directors elected by such class or series, or by such group, then in office, or by a sole remaining director so elected, or by the vote of the holders of the outstanding shares of such class or series or of such group, and such directorships may not in any case be filled by the vote of the remaining directors or the holders of the outstanding shares as a whole unless otherwise provided in the articles of incorporation.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The TBCA requires a corporation to have at least one director. The number of directors is set by the articles of incorporation or the bylaws and may be increased or decreased by amendment or in the manner provided in the articles of incorporation or the bylaws. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The TBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Texas or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Bylaws do not require directors of the Company to be residents of Texas or shareholders of the Company.

         3725

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The TBCA permits the bylaws to provide for the classification of directors into two or three classes, each class to be as nearly equal in number as possible and for the terms of office to expire in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Bylaws do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     The TBCA permits the articles of incorporation or bylaws of a corporation to provide that at any meeting of shareholders called expressly for that purpose any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a specified portion, but not less than a majority, of the shares entitled to vote at an election of directors, subject to any further restrictions on removal that may be contained in the bylaws. Whenever the holders of any class or series of shares or any such group are entitled to elect one or more directors by the provisions of the articles of incorporation, only the holders of shares of that class or series or group are entitled to vote for or against the removal of any director elected by the holders of shares of that class or series or group. In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or if there be classes of directors, at an election of the class of directors of which he is a part.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The TBCA provides that at each election for directors every shareholder entitled to vote shall have the right, unless expressly prohibited by the articles of incorporation, to cumulate his vote. Neither the New Belk Certificate nor the Company Articles provide for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         3726

     Similar to the DGCL, the TBCA generally permits transactions involving a Texas corporation and an interested director or officer of that corporation if:
(i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the TBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer in respect of a proceeding under the TBCA (i) in which the director or officer is found liable on the basis that personal benefit was improperly received by him whether or not the benefit resulted from an action taken in the director's or officer's official capacity or (ii) in which the director or officer is found liable to the corporation. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The TBCA does not provide for the elimination or limitation of a director's personal liability.
         3727

     The Company Bylaws authorize indemnification as provided in the TBCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the TBCA, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The TBCA concerning the approval of mergers or exchanges is similar in all material respects to the DGCL, except that a merger or exchange requires a vote in favor of the corporate actions by 66 2/3% of the eligible shareholders. Further, under the TBCA, the surviving company's shareholders must approve a merger or exchange if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The TBCA and the DGCL provisions concerning the sale of all substantially all of the assets of the corporation are similar in all material respects.

     Anti-Takeover Provisions. The DGCL contains a business combination statute which is generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out mergers. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation; (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

         3728

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.


     The TBCA defines an "affiliated shareholder" as a person who is, or who has been within the preceding three-year period, the beneficial owner of 20 percent or more of the outstanding voting shares of an issuing public corporation. The TBCA prohibits a business combination between an issuing public corporation and an affiliated shareholder during the three-year period following the affiliated shareholder's share acquisition date unless (i) the business combination was approved by the corporation's board prior to the affiliated shareholder's share acquisition or (ii) the business combination is approved by a 66 2/3% vote of the shares not beneficially owned by the affiliated shareholder.


     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the TBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. The first exception occurs when New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. The second exception occurs when New Belk grants by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The TBCA provides that shareholders of a corporation have preemptive rights to acquire the unissued shares of the corporation except to the extent the TBCA or the articles of incorporation provide otherwise. The Company Articles do not contain any provision on preemptive rights.

         3729

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the TBCA, any person who has been a shareholder for at least six months immediately preceding the demand or shall be the holder of at least five percent of all the outstanding shares of the corporation, upon written demand stating the purpose thereof, has the right to examine at any reasonable time or times, for any proper purpose, the relevant books and records of accounts, minutes and record of shareholders and to make extracts therefrom.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Articles 5.11 through 5.13 of the TBCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Articles 5.11 through 5.13 of the TBCA and the procedures for Shareholders to dissent from the Merger and to perfect such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Articles 5.11 through 5.13 of the TBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLES
5.11 through 5.13, ET SEQ., OF THE TBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who wishes to assert his or her dissenter's rights must cause the Company to receive, before the vote on the Merger is taken, written notice of his or her intent to demand payment for his or her shares if the Merger is effected (the "Dissenters' Notice") and may not vote any of his or her shares in favor of the Merger. Voting against the Merger is not sufficient, in and of itself, for a Shareholder to assert his or her dissenter's rights. Any written notice of a Shareholder's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, prior to the Shareholder vote at the Special Meeting.

In the event the Shareholders approve the Merger at the Special Meeting, the Company is required to deliver or mail a written notice (the "Dissenters' Notice") to all Shareholders who are entitled to demand payment for their shares no later than 10 days after the Effective Time. Any Shareholder to whom a Dissenters' Notice is sent by the Company and who desires to exercise his or her dissenter's rights must, within 10 days from the delivery or mailing of the Dissenters' Notice, make written demand on the Company for the payment of the fair value of his or her shares (the "Payment Demand"). Pursuant to the TBCA, the fair value of the shares is the value thereof as of the day immediately preceding the Special Meeting, excluding any appreciation or depreciation in value in anticipation of the Merger. The Payment Demand must state the number of shares owned by the Shareholders and the fair value of the shares as estimated by the Shareholder. Any Shareholder who does not make a Payment Demand for his or her shares within the 10-day period is bound by the Merger.

     Upon receiving a Payment Demand for payment from a dissenting Shareholder, the Company must make an appropriate notation of the demand in its Shareholder records. Within 20 days after making a Payment Demand, the dissenting Shareholder must submit his or her share certificates to the Company for notation thereon that demand has been made.

     Within 20 days after the Company's receipt of a Payment Demand from a dissenting Shareholder, the Company must deliver or mail to the Shareholder a written notice that either accepts the amount claimed in the Shareholder's Payment Demand as the fair value of the shares or sets forth the Company's estimate of the fair value of the shares. If the Shareholder's amount is accepted, the notice must state that the Company will pay that amount to the Shareholder within 90 days after the date the Merger was effected, upon surrender of
         3730

the certificates for the Shareholder's shares, duly endorsed. If the notice includes the Company's estimate of the fair value of the shares, such notice must also include an offer to pay the amount of that estimate to the Shareholder within 90 days after the date the Merger was effected, upon receipt of notice within 60 days after that date from the Shareholder that he or she agrees to accept that amount and surrenders the certificates for the Shareholder's shares. The failure of a dissenting Shareholder to submit his or her share certificates for notation terminates such Shareholder's right to dissent, at the option of the Company, unless a court of competent jurisdiction otherwise directs for good and sufficient cause.

     If, within 60 days after the date on which the Merger was effected, the value of the shares is agreed upon by the Company and the dissenting Shareholder, then payment for the shares must be made by the Company to the Shareholder within 90 days after the date on which the Merger was effected, upon the Shareholder's surrender of the certificates, duly endorsed. Upon payment of the agreed value, the Shareholder ceases to have any interest in the shares or the Company.

     If, however, within 60 days after the date on which the Merger was effected, the dissenting Shareholder and the Company do not agree upon the value of the shares, then either may, within an additional 60 days after the expiration of the first 60-day period, file a petition in the appropriate court, as specified in the TBCA (the "Court"), asking the Court to determine the fair value of the Shareholder's shares. If the petition is filed by the Shareholder, the Company must, within 10 days after service of the petition upon it, file in the office of the clerk of the Court a list containing the names and addresses of all Shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the Company. If the petition is filed by the Company, then the petition must be accompanied by such list. The Clerk of the Court then gives notice of the time and place fixed for the hearing by the Court of the petition by registered mail to the Company and each of the Shareholders named on the list at the addresses stated therein, and the Shareholders as notified and the Company are bound by the final judgment of the Court.

     After the hearing of the petition, the Court determines which Shareholders have complied with the foregoing procedure and are entitled to the valuation of and payment for their shares and appoints one or more appraisers to determine that value. The appraisers may examine the books and records of the Company and are required to afford a reasonable opportunity to the interested parties to submit pertinent evidence as to the value of the shares. The appraisers then determine the fair value of the shares of all of the Shareholders entitled to payment for their shares and file their report of that value in the office of the clerk of the Court, who gives notice of such filing to the parties in interest. After hearing any exceptions to the report, the Court then determines the fair value of the shares of all the Shareholders entitled to payment and directs the Company to pay that value, together with interest thereon, beginning 91 days after the date on which the Merger was effected until the date of the judgment, to the Shareholders entitled to payment, upon surrender of the certificates for their shares, duly endorsed. Upon payment of the judgment, the dissenting Shareholders cease to have any interest in the shares or the Company. The Court allows the appraisers a reasonable fee as court costs, and all court costs are allotted between the parties in a manner as the court determines to be fair and equitable.

     Any Shareholder who has demanded payment for his or her shares may withdraw such demand at any time before payment for the shares or before any petition is filed seeking a determination of the fair value of the shares and, with the consent of the Company, after any such petition is filed. If (i) the demand is withdrawn, (ii) the Company has terminated the Shareholder's rights under the TBCA because of the failure of the Shareholder to submit the certificates for his other shares for notation of demand, (iii) no petition is timely filed, or
(iv) after hearing the petition, the Court determines the Shareholder is not entitled to the relief provided by the TBCA, then the Shareholder is conclusively presumed to have approved the Merger and is bound thereby, and his or her status as a Shareholder is restored and he or she is entitled to receive any dividends paid to Shareholders in the interim.

     In the absence of fraud, the remedy provided by the TBCA to a Shareholder objecting to the proposed Merger is the exclusive remedy for the recovery of the value of his or her shares and, if the Company complies with the TBCA, then any Shareholder who fails to comply with the requirements of the TBCA is not entitled to bring suit for the recovery of the value of his or her shares or money damages to the Shareholder with respect to the Merger.

         3731

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY               ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------             ----------    ----------    --------    --------    ----------------
Net Sales.............  $1,875,771    $1,875,771      0.6       $(19,516)      $1,144,979
EBITDA................     141,791       141,791        7        (19,516)       1,012,053
EBIT..................     121,800       121,800       10        (19,516)       1,237,516
Net Income............      84,404        84,404       15             --        1,226,060
Book Equity...........     781,216       781,216        1             --          781,216

         3732

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
                                                                                       $      N/A
                                                                                       ==========
Total

Relative Operating Value of Company                                                     1,266,060
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $1,266,060
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Matthews-Belk
  Company, Gastonia,
  N.C.                            85.0%          X        $ 1,266,060         =        $1,076,151
                                                                                       ----------
Total                                                                                  $1,076,151
                                                                                       ==========

Total Relative Value of Company                                                        $1,266,060
Total Relative Value of Company Owned by Other Belk Companies                 -        $1,076,151
                                                                                       ----------
Net Relative Value of Company                                                 =        $  189,909
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   189,909             /          $1,156,226,577            =               .0164%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0164%               X         59,998,834)        /                150         =            65.6983


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3733

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 84.40
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        781.22
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         63.07
  Dividends(2)..............................................         17.08
  Book value per share......................................        822.54


---------------

(1) Based on 1,000 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,000 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3734

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $1,899        $1,920        $1,876
Net income..................................................        64            78            84
Per common share
  Net income (loss)(1)......................................     63.50         77.95         84.40
  Dividends.................................................        --            --            --
  Book value(2).............................................    618.86        696.81        781.22
Total assets................................................       845           828           894
Shareholders' equity........................................       619           697           781

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $1,302        $1,255
Income from operations......................................        70            59

---------------


(1) Based on 1,000 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,000 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3735

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Town Square Shopping Center in Greenville, Texas. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 16,000 square feet of floor area. The current term of the lease expires in 2001 and there are no available options to renew same. The Company believes its store building is not adequate to meet its current needs, and the Company is seeking relocation opportunities in the market.

     Competition. Specific competitors in the Company's market include Wal-Mart, K-Mart, Penney and Beall's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3736

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)...........       850            85.0%
Thomas M. Belk, Jr. (Director and Executive Officer) (a)....       850            85.0%
H. W. McKay Belk (Director and Executive Officer) (a).......       850            85.0%
John R. Belk (Director and Executive Officer) (a)...........       850            85.0%
Henderson Belk (Director)...................................         0                *
David Belk Cannon (Director)................................         0                *
James K. Glenn, Jr. (Director)..............................         0                *
Leroy Robinson (Director)...................................         0                *
B. Frank Matthews, II (Director and Executive Officer)
  (b).......................................................       120            12.0%
Eugene Robinson Matthews (Director and Executive Officer)...        30             3.0%
Matthews-Belk Company.......................................       850            85.0%
All Directors and Executive Officers as a group (10
  persons)..................................................     1,000           100.0%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II and Eugene Robinson Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; Matthews-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 850 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(b) Includes 40 shares held by B. Frank Matthews, II's wife, Betty Choate Matthews.

         3737

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................  F-2

Unaudited Statements of Earnings and Retained Earnings......  F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         3738

                BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 20,313      $ 16,572
  Accounts receivable, net..................................    227,621       282,777
  Merchandise inventory.....................................    440,456       496,551
  Receivable from affiliates, net...........................     26,259         2,944
  Deferred income taxes.....................................     14,937        18,509
  Other.....................................................     21,462        19,488
                                                               --------      --------
Total current assets........................................    751,048       836,841
Property, plant and equipment, net..........................     80,040        62,217
Other noncurrent assets.....................................     (3,258)       (4,581)
                                                               --------      --------
                                                               $827,830      $894,477
                                                               ========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................   $126,841      $107,796
                                                               --------      --------
Total current liabilities...................................    126,841       107,796
Other noncurrent liabilities................................      4,177         5,465
                                                               --------      --------
Total liabilities...........................................    131,018       113,261
Shareholders' equity:
  Common stock..............................................    100,000       100,000
  Retained earnings.........................................    596,812       681,216
                                                               --------      --------
Total shareholders' equity..................................    696,812       781,216
                                                               --------      --------
                                                               $827,830      $894,477
                                                               ========      ========

         3739

                BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Total store sales..........................................  $2,062,232    $2,101,703    $2,055,213
Less: Leased Sales.........................................     162,801       181,477       179,442
                                                             ----------    ----------    ----------
Net sales..................................................   1,899,431     1,920,226     1,875,771
Operating costs and expenses...............................   1,804,061     1,802,638     1,756,075
                                                             ----------    ----------    ----------
Income from operations.....................................      95,370       117,588       119,696
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................       1,030        (3,460)           (8)
  Gain (loss) on disposal of property, plant and
     equipment.............................................      (1,053)           --            --
  Miscellaneous, net.......................................      (2,473)       (1,187)        2,104
                                                             ----------    ----------    ----------
Total other expense, net...................................      (2,496)       (4,647)        2,096
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........      92,874       112,941       121,792
Income tax expense (benefit)...............................      29,372        34,992        37,388
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      63,502        77,949        84,404
                                                             ----------    ----------    ----------
Net earnings...............................................      63,502        77,949        84,404
Retained earnings at beginning of period...................     455,361       518,863       596,812
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  518,863    $  596,812    $  681,216
                                                             ==========    ==========    ==========

         3740

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current stockholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and stockholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3741
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total stockholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3742

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   VOLUME 3A
                           BUSINESS CORPORATIONS ACT
                                 STATE OF TEXAS

ART. 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

     A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

          (1) Any plan or merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (2) Any sale, lease exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

          (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

             (a) listed on a national securities exchange;

             (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

             (c) held of record by not less than 2,000 holders;

          (2) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

          (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than:

             (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

                (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

                (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

                (iii) held of record by not less than 2,000 holders;

             (b) cash in lieu of fractional shares otherwise entitled to be received; or

         3743

             (c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

ART. 5.12.  PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty
     (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

         3744

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be

         3745

treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13.  PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

     A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article
5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

         3746

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $1,875,771    $84,404     $121,800   $141,791      $781,216
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --         --           --         --            --
                                                 ----------    -------     --------   --------      --------
Adjusted Shareholders' Statement...............  $1,875,771     84,404      121,800    141,791       781,216
                                                 ==========    -------     --------   --------      --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --           --         --
  Gain/loss on sale of securities..............
  Impairment loss..............................                     --           --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --           --         --
  Gain/loss on discontinued operations.........                     --           --         --
  Adjustment to tax expense....................                     --           --         --            --
                                                               -------     --------   --------
Total non-operating items......................
                                                               -------     --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                     --           --         --
  Adjustment for ownership in other Belk
    entities...................................                                                           --
                                                               -------     --------   --------      --------
Per Model......................................                $84,404     $121,800   $141,791      $781,216
                                                               =======     ========   ========      ========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (16,572)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........      (2,944)
    Loans receivable from affiliates, net......          --
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................     (19,516)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $  (19,516)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3747

                                                               SUPPLEMENT NO. 92
         3748

                BELK DEPARTMENT STORE OF GREENVILLE, TEXAS, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 11:20 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:
                                                                          , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature
                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 92
         3749

                 BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Paris, Texas, Inc. (the "Company"), to be held on April 15, 1998, at 11:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Texas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 67.1993 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 30,240 shares of New Belk Class A Common Stock which will represent approximately 0.0504% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                            (93)
         3750

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3751

                 BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Paris, Texas, Inc. (the "Company") will be held on April 15, 1998, at 11:30 a.m. , local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Texas law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 67.1993 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3752

                 BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC.

                               SUPPLEMENT NO. 93

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 93 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3753

                                  THE COMPANY

     The Company was incorporated as a Texas corporation in 1953. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 11:30 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Texas law), will be converted, without any action on the part of the Shareholder, into the right to receive 67.1993 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 3,000 shares of Common Stock outstanding held of record by 8 Shareholders.


     The presence in person or by proxy of the holders of two-thirds of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 93.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         3754

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Texas Business Corporation Act (the "TBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 6,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         3755

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock maybe distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     The TBCA permits a corporation, subject to restrictions in the articles of incorporation, to make distributions to its shareholders except when the corporation is insolvent or when the payment thereof would render the corporation insolvent. The Company Bylaws provide that the Board of Directors of the Company

         3756

(the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The TBCA permits the president, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10%, unless otherwise specified in the articles of incorporation but, not more than 50%, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board, requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     The TBCA concerning voting requirements generally is equivalent to the DGCL. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     The TBCA requires that an amendment to a corporation's articles of incorporation be adopted by the board of directors and approved by 66 2/3% of the votes entitled to be cast on the amendment.

     Amendment of Bylaws. The DGCL requires the approval of the stockholders to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the

         3757

stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the TBCA, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the TBCA reserve this power exclusively to the shareholders in whole or part or (ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. Unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise as to all or some portion of a corporation's bylaws, the shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     The TBCA provides that any action that the TBCA requires to be taken or that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken shall have been signed by the holder or holders of all the shares entitled to vote with respect to the action that is the subject matter of the consent. In addition, the TBCA provides that the articles of incorporation may provide that nay action that the TBCA requires to be taken or that may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notices, and without a vote, if a consent or consents in writing, setting forth the action so taken shall have been signed by at least the number of holders of shares that would be necessary to take such action at a meeting at which the holders of all the shares entitled to vote on the actions were present and voted. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such actions at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     Under the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other
         3758

cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     The TBCA requires any vacancy occurring in the board of directors after the issuance of shares to be filled by election at an annual or special meeting of shareholders or to be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders or may be filled by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders; provided, however, that the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Notwithstanding the foregoing, whenever the holders of any class or series of shares or group of classes or series of shares are entitled to elect one or more directors by the provisions of the articles of incorporation, any vacancies in such directorships and any newly created directorships of such class or series to be filled by reason of an increase in the number of such directors may be filled by the affirmative vote of a majority of the directors elected by such class or series, or by such group, then in office, or by a sole remaining director so elected, or by the vote of the holders of the outstanding shares of such class or series or of such group, and such directorships may not in any case be filled by the vote of the remaining directors or the holders of the outstanding shares as a whole unless otherwise provided in the articles of incorporation.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The TBCA requires a corporation to have at least one director. The number of directors is set by the articles of incorporation or the bylaws and may be increased or decreased by amendment or in the manner provided in the articles of incorporation or the bylaws. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The TBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Texas or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Bylaws do not require directors of the Company to be residents of Texas or shareholders of the Company.

         3759

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The TBCA permits the bylaws to provide for the classification of directors into two or three classes, each class to be as nearly equal in number as possible and for the terms of office to expire in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Bylaws do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     The TBCA permits the articles of incorporation or bylaws of a corporation to provide that at any meeting of shareholders called expressly for that purpose any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a specified portion, but not less than a majority, of the shares entitled to vote at an election of directors, subject to any further restrictions on removal that may be contained in the bylaws. Whenever the holders of any class or series of shares or any such group are entitled to elect one or more directors by the provisions of the articles of incorporation, only the holders of shares of that class or series or group are entitled to vote for or against the removal of any director elected by the holders of shares of that class or series or group. In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or if there be classes of directors, at an election of the class of directors of which he is a part.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The TBCA provides that at each election for directors every shareholder entitled to vote shall have the right, unless expressly prohibited by the articles of incorporation, to cumulate his vote. Neither the New Belk Certificate nor the Company Articles provide for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         3760

     Similar to the DGCL, the TBCA generally permits transactions involving a Texas corporation and an interested director or officer of that corporation if:
(i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the TBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer in respect of a proceeding under the TBCA (i) in which the director or officer is found liable on the basis that personal benefit was improperly received by him whether or not the benefit resulted from an action taken in the director's or officer's official capacity or (ii) in which the director or officer is found liable to the corporation. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The TBCA does not provide for the elimination or limitation of a director's personal liability.
         3761

     The Company Bylaws authorize indemnification as provided in the TBCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the TBCA, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The TBCA concerning the approval of mergers or exchanges is similar in all material respects to the DGCL, except that a merger or exchange requires a vote in favor of the corporate actions by 66 2/3% of the eligible shareholders. Further, under the TBCA, the surviving company's shareholders must approve a merger or exchange if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The TBCA and the DGCL provisions concerning the sale of all or substantially all of the assets of the corporation are similar in all material respects.

     Anti-Takeover Provisions. The DGCL contains a business combination statute which is generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out mergers. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation; (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

         3762

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.


     The TBCA defines an "affiliated shareholder" as a person who is, or who has been within the preceding three-year period, the beneficial owner of 20 percent or more of the outstanding voting shares of an issuing public corporation. The TBCA prohibits a business combination between an issuing public corporation and an affiliated shareholder during the three-year period following the affiliated shareholder's share acquisition date unless (i) the business combination was approved by the corporation's board prior to the affiliated shareholder's share acquisition or (ii) the business combination is approved by a 66 2/3% vote of the shares not beneficially owned by the affiliated shareholder.


     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the TBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. The first exception occurs when New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. The second exception occurs when New Belk grants by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The TBCA provides that shareholders of a corporation have preemptive rights to acquire the unissued shares of the corporation except to the extent the TBCA or the articles of incorporation provide otherwise. The Company Articles do not contain any provision on preemptive rights.

         3763

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the TBCA, any person who has been a shareholder for at least six months immediately preceding the demand or shall be the holder of at least five percent of all the outstanding shares of the corporation, upon written demand stating the purpose thereof, has the right to examine at any reasonable time or times, for any proper purpose, the relevant books and records of accounts, minutes and record of shareholders and to make extracts therefrom.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Articles 5.11 through 5.13 of the TBCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Articles 5.11 through 5.13 of the TBCA and the procedures for Shareholders to dissent from the Merger and to perfect such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Articles 5.11 through 5.13 of the TBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLES
5.11 through 5.13, ET SEQ., OF THE TBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who wishes to assert his or her dissenter's rights must cause the Company to receive, before the vote on the Merger is taken, written notice of his or her intent to demand payment for his or her shares if the Merger is effected (the "Dissenters' Notice") and may not vote any of his or her shares in favor of the Merger. Voting against the Merger is not sufficient, in and of itself, for a Shareholder to assert his or her dissenter's rights. Any written notice of a Shareholder's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, prior to the Shareholder vote at the Special Meeting.

     In the event the Shareholders approve the Merger at the Special Meeting, the Company is required to deliver or mail a written notice (the "Dissenters' Notice") to all Shareholders who are entitled to demand payment for their shares no later than 10 days after the Effective Time. Any Shareholder to whom a Dissenters' Notice is sent by the Company and who desires to exercise his or her dissenter's rights must, within 10 days from the delivery or mailing of the Dissenters' Notice, make written demand on the Company for the payment of the fair value of his or her shares (the "Payment Demand"). Pursuant to the TBCA, the fair value of the shares is the value thereof as of the day immediately preceding the Special Meeting, excluding any appreciation or depreciation in value in anticipation of the Merger. The Payment Demand must state the number of shares owned by the Shareholders and the fair value of the shares as estimated by the Shareholder. Any Shareholder who does not make a Payment Demand for his or her shares within the 10-day period is bound by the Merger.

     Upon receiving a Payment Demand for payment from a dissenting Shareholder, the Company must make an appropriate notation of the demand in its Shareholder records. Within 20 days after making a Payment Demand, the dissenting Shareholder must submit his or her share certificates to the Company for notation thereon that demand has been made.

     Within 20 days after the Company's receipt of a Payment Demand from a dissenting Shareholder, the Company must deliver or mail to the Shareholder a written notice that either accepts the amount claimed in the Shareholder's Payment Demand as the fair value of the shares or sets forth the Company's estimate of the fair value of the shares. If the Shareholder's amount is accepted, the notice must state that the Company will pay that amount to the Shareholder within 90 days after the date the Merger was effected, upon surrender of

         3764

the certificates for the Shareholder's shares, duly endorsed. If the notice includes the Company's estimate of the fair value of the shares, such notice must also include an offer to pay the amount of that estimate to the Shareholder within 90 days after the date the Merger was effected, upon receipt of notice within 60 days after that date from the Shareholder that he or she agrees to accept that amount and surrenders the certificates for the Shareholder's shares. The failure of a dissenting Shareholder to submit his or her share certificates for notation terminates such Shareholder's right to dissent, at the option of the Company, unless a court of competent jurisdiction otherwise directs for good and sufficient cause.

     If, within 60 days after the date on which the Merger was effected, the value of the shares is agreed upon by the Company and the dissenting Shareholder, then payment for the shares must be made by the Company to the Shareholder within 90 days after the date on which the Merger was effected, upon the Shareholder's surrender of the certificates, duly endorsed. Upon payment of the agreed value, the Shareholder ceases to have any interest in the shares or the Company.

     If, however, within 60 days after the date on which the Merger was effected, the dissenting Shareholder and the Company do not agree upon the value of the shares, then either may, within an additional 60 days after the expiration of the first 60-day period, file a petition in the appropriate court, as specified in the TBCA (the "Court"), asking the Court to determine the fair value of the Shareholder's shares. If the petition is filed by the Shareholder, the Company must, within 10 days after service of the petition upon it, file in the office of the clerk of the Court a list containing the names and addresses of all Shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the Company. If the petition is filed by the Company, then the petition must be accompanied by such list. The Clerk of the Court then gives notice of the time and place fixed for the hearing by the Court of the petition by registered mail to the Company and each of the Shareholders named on the list at the addresses stated therein, and the Shareholders as notified and the Company are bound by the final judgment of the Court.

     After the hearing of the petition, the Court determines which Shareholders have complied with the foregoing procedure and are entitled to the valuation of and payment for their shares and appoints one or more appraisers to determine that value. The appraisers may examine the books and records of the Company and are required to afford a reasonable opportunity to the interested parties to submit pertinent evidence as to the value of the shares. The appraisers then determine the fair value of the shares of all of the Shareholders entitled to payment for their shares and file their report of that value in the office of the clerk of the Court, who gives notice of such filing to the parties in interest. After hearing any exceptions to the report, the Court then determines the fair value of the shares of all the Shareholders entitled to payment and directs the Company to pay that value, together with interest thereon, beginning 91 days after the date on which the Merger was effected until the date of the judgment, to the Shareholders entitled to payment, upon surrender of the certificates for their shares, duly endorsed. Upon payment of the judgment, the dissenting Shareholders cease to have any interest in the shares or the Company. The Court allows the appraisers a reasonable fee as court costs, and all court costs are allotted between the parties in a manner as the court determines to be fair and equitable.

     Any Shareholder who has demanded payment for his or her shares may withdraw such demand at any time before payment for the shares or before any petition is filed seeking a determination of the fair value of the shares and, with the consent of the Company, after any such petition is filed. If (i) the demand is withdrawn, (ii) the Company has terminated the Shareholder's rights under the TBCA because of the failure of the Shareholder to submit the certificates for his other shares for notation of demand, (iii) no petition is timely filed, or
(iv) after hearing the petition, the Court determines the Shareholder is not entitled to the relief provided by the TBCA, then the Shareholder is conclusively presumed to have approved the Merger and is bound thereby, and his or her status as a Shareholder is restored and he or she is entitled to receive any dividends paid to Shareholders in the interim.

     In the absence of fraud, the remedy provided by the TBCA to a Shareholder objecting to the proposed Merger is the exclusive remedy for the recovery of the value of his or her shares and, if the Company complies with the TBCA, then any Shareholder who fails to comply with the requirements of the TBCA is not entitled to bring suit for the recovery of the value of his or her shares or money damages to the Shareholder with respect to the Merger.

         3765

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT          RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)       OPERATING VALUES
-----------              ------       --------     --------     --------      ----------------
Net Sales............  $3,778,186    $3,778,186      0.6       $(1,092,339)      $3,359,251
EBITDA...............     137,215       137,215        7        (1,092,339)       2,052,844
EBIT.................      89,551        89,551       10        (1,092,339)       1,987,849
Net Income...........     118,314       118,314       15                --        1,774,710
Book Equity..........   3,885,511     3,884,954        1                --        3,884,954

         3766

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $      N/A
                                                                                       ----------
Total                                                                                  $      N/A
                                                                                       ==========

Relative Operating Value of Company                                                    $3,884,954
Relative Operating Value of Other Companies Owned by Company                  +                --
                                                                                       ----------
Total Relative Value of Company                                               =        $3,884,954
                                                                                       ==========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Matthews-Belk
  Company, Gastonia,
  NC                              85.0%          X        $3,884,954          =        $3,302,211
                                                                                       ----------
Total                                                                                  $3,302,211
                                                                                       ==========

Total Relative Value of Company                                                        $3,884,954
Total Relative Value of Company Owned by Other Belk Companies                 -         3,302,211
                                                                                       ----------
Net Relative Value of Company                                                 =        $  582,743
                                                                                       ==========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
           COMPANY                          BELK COMPANIES                       SHAREHOLDERS(1)
          $582,743               /          $1,156,226,577            =               .0504%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0504%               X         59,998,834)        /                450         =            67.1993


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3767

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $   39.44
  Dividends(2)..............................................           0.00
  Book value per share(3)...................................       1,295.17
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          64.51
  Dividends(2)..............................................          17.47
  Book value per share......................................         841.34


---------------

(1) Based on 3,000 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes paid by the Company to other Belk Company. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 3,000 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3768

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $  3,940      $  3,721      $  3,778
Net income..................................................        123           148           118
Per common share
  Net income (loss)(1)......................................      40.95         49.43         39.44
  Dividends.................................................         --            --            --
  Book value(2).............................................   1,206.31      1,225.73      1,295.17
Total assets................................................      3,817         4,016         4,137
Shareholders' equity........................................      3,619         3,767         3,886

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $2,410        $2,607
Income (loss) from operations...............................       (41)          (88)

---------------


(1) Based on 3,000 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 3,000 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3769

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales have increased for the nine months ended November 1, 1997 due to an expansion and remodeling of the store in November of fiscal year 1997.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Mirabeau Square Shopping Center in Paris, Texas. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Matthews group office in Gastonia, North Carolina.

     Facilities. The Company leases its store building, which contains approximately 41,000 square feet of floor area. The current term of the store lease expires in 2001. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Wal-Mart, K-Mart, Sears, Penney and Beall's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3770

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)...........     2,550           85.0%
Thomas M. Belk, Jr. (Director and Executive Officer) (a)....     2,550           85.0%
H. W. McKay Belk (Director and Executive Officer) (a).......     2,550           85.0%
John R. Belk (Director and Executive Officer) (a)...........     2,550           85.0%
Henderson Belk (Director)...................................         0               *
David Belk Cannon (Director)................................         0               *
James K. Glenn, Jr. (Director)..............................         0               *
Leroy Robinson (Director)...................................         0               *
B. Frank Matthews, II (Director and Executive Officer)
  (b)(c)....................................................       249            8.3%
Eugene Robinson Matthews (Director and Executive Officer)...         0               *
Matthews-Belk Company.......................................     2,550           85.0%
All Directors and Executive Officers as a group (10
  persons)..................................................     2,799           93.3%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 29341; James K. Glenn, Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; B. Frank Matthews, II and Eugene Robinson Matthews -- 2240 Remount Road, Gastonia, N.C. 28054; Matthews-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 2,550 shares held by Matthews-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under the authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.



(b) Includes 25 shares held by B. Frank Matthews, II's wife, Betty Choate Matthews.



(c) Includes 81 shares held by First Union National Bank of N.C., B. Frank Matthews, II and Annabelle Z. Royster, Co-Trustees under the Will of J. H. Matthews, Jr. The named Trustees have voting and investment power with respect to such shares.

         3771

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         3772

                 BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   30,306    $   41,913
  Accounts receivable, net..................................     604,447       687,978
  Merchandise inventory.....................................     879,524       954,324
  Receivable from affiliates, net...........................     290,836       350,427
  Deferred income taxes.....................................      20,290        25,303
  Other.....................................................      50,409        49,406
                                                              ----------    ----------
Total current assets........................................   1,875,812     2,109,351
Loans receivable from affiliates, net.......................   2,000,000       700,000
Investments.................................................         557           557
Property, plant and equipment, net..........................     116,274     1,307,202
Other noncurrent assets.....................................      23,800        20,332
                                                              ----------    ----------
                                                              $4,016,443    $4,137,442
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $  203,948    $  199,009
                                                              ----------    ----------
Total current liabilities...................................     203,948       199,009
Other noncurrent liabilities................................      45,298        52,922
                                                              ----------    ----------
Total liabilities...........................................     249,246       251,931
Shareholders' equity:
  Common stock..............................................     300,000       300,000
  Retained earnings.........................................   3,467,197     3,585,511
                                                              ----------    ----------
Total shareholders' equity..................................   3,767,197     3,885,511
                                                              ----------    ----------
                                                              $4,016,443    $4,137,442
                                                              ==========    ==========

         3773

                 BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Total store sales..........................................  $4,354,658    $4,168,830    $4,201,127
Less: Leased Sales.........................................     414,190       448,082       422,941
                                                             ----------    ----------    ----------
Net sales..................................................   3,940,468     3,720,748     3,778,186
Operating costs and expenses...............................   3,837,812     3,629,424     3,690,109
                                                             ----------    ----------    ----------
Income from operations.....................................     102,656        91,324        88,077
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      83,079       129,657        81,228
  Gain (loss) on disposal of property, plant and
     equipment.............................................        (855)           --            --
  Miscellaneous, net.......................................      (5,187)       (6,253)        1,474
                                                             ----------    ----------    ----------
Total other expense, net...................................      77,037       123,404        82,702
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     179,693       214,728       170,779
Income tax expense (benefit)...............................      56,854        66,453        52,465
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     122,839       148,275       118,314
                                                             ----------    ----------    ----------
Net earnings...............................................     122,839       148,275       118,314
Retained earnings at beginning of period...................   3,196,083     3,318,922     3,467,197
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $3,318,922    $3,467,197    $3,585,511
                                                             ==========    ==========    ==========

         3774

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3775
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3776

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   VOLUME 3A
                           BUSINESS CORPORATIONS ACT
                                 STATE OF TEXAS

ART. 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

     A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

          (1) Any plan or merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (2) Any sale, lease exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

          (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

             (a) listed on a national securities exchange;

             (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

             (c) held of record by not less than 2,000 holders;

          (2) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

          (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than:

             (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

                (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

                (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

                (iii) held of record by not less than 2,000 holders;

             (b) cash in lieu of fractional shares otherwise entitled to be received; or

         3777

             (c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

ART. 5.12.  PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty
     (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

         3778

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be

         3779

treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13.  PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

     A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article
5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

         3780

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)   EBITDA(2)      EQUITY
                                                -----------   ----------   -------   ---------   -------------
Per Shareholders' Statement...................  $ 3,778,186    $118,314    $89,551   $137,215     $3,885,511
Adjustments to eliminate less than
  wholly-owned subsidiaries...................            0          --        --          --             --
                                                -----------    --------    -------   --------     ----------
Adjusted Shareholders' Statement..............  $ 3,778,186     118,314     89,551    137,215      3,885,511
                                                ===========    --------    -------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --        --          --
  Gain/loss on sale of securities.............
  Impairment loss.............................                       --        --          --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --        --          --
  Gain/loss on discontinued operations........                       --        --          --
  Adjustment to tax expense...................                       --        --          --             --
                                                               --------    -------   --------
Total non-operating items.....................                       --        --          --
                                                               --------    -------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --        --          --
  Adjustment for ownership in other Belk
    entities..................................                                                          (557)
                                                               --------    -------   --------     ----------
Per Model.....................................                 $118,314    $89,551   $137,215     $3,884,954
                                                               ========    =======   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $   (41,912)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........     (350,427)
    Loans receivable from affiliates, net.....     (700,000)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,092,339)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,092,339)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3781

                                                               SUPPLEMENT NO. 93
         3782

                 BELK'S DEPARTMENT STORE OF PARIS, TEXAS, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 11:30 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


     The Board of Directors recommends a vote FOR the following proposal:


     PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


    [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

     THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 93
         3783

                        PARKS-BELK COMPANY, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Parks-Belk Company, Incorporated (the "Company"), to be held on April 15, 1998, at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 28.1936 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 552,651 shares of New Belk Class A Common Stock which will represent approximately 0.9211% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (94)
         3784

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3785

                        PARKS-BELK COMPANY, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF PARKS-BELK COMPANY, INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Parks-Belk Company, Incorporated (the "Company") will be held on April 15, 1998, at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 28.1936 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3786

                        PARKS-BELK COMPANY, INCORPORATED

                               SUPPLEMENT NO. 94

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 94 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO PARKS-BELK COMPANY, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................  F-1
  Unaudited Consolidated Balance Sheets.....................  F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................  F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3787

                                  THE COMPANY

     The Company was incorporated as a Virginia corporation in 1930. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 28.1936 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 23,038 shares of Common Stock outstanding held of record by 70 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 55.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         3788

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 46,076 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         3789

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to

         3790

be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3791

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by 66 2/3 of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the VSCA, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         3792

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

         3793

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the

         3794

transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or
(iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and
(iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or
(b) the amount of
         3795

cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation, if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.

     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested
         3796

stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the outstanding voting stock of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any

         3797

security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the Board of Directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose, and the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15"). In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in
         3798

writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such
         3799

proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.

         3800


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    -----------------
Net Sales............  $15,801,396    $15,801,396      0.6       $(2,268,300)      $11,749,138
EBITDA...............    1,464,082      1,464,082        7        (2,268,300)       12,516,874
EBIT.................      872,141        872,141       10        (2,268,300)       10,989,710
Net Income...........      570,129        570,129       15                --         8,551,935
Book Equity..........    9,813,612      9,811,803        1                --         9,811,803

         3801

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $12,516,874

Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $12,516,874
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         13.8727%          X        $12,516,874         =        $ 1,736,428
Belk Brothers of
  Monroe, North
  Carolina,
  Incorporated                  1.0418%          X         12,516,874         =        $   130,401
                                                                                       -----------
Total                                                                                  $ 1,866,829
                                                                                       ===========

Total Relative Value of Company                                                        $12,516,874
Total Relative Value of Company Owned by Other Belk Companies                 -          1,866,829
                                                                                       -----------
Net Relative Value of Company                                                 =        $10,650,045
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $10,650,045             /          $1,156,226,577            =               .9211%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.9211%               X         59,998,834)        /             19,602         =            28.1936


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3802

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 24.75
  Dividends(2)..............................................          8.50
  Book value per share(3)...................................        425.97
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         27.07
  Dividends(2)..............................................          7.33
  Book value per share......................................        352.98


---------------

(1) Based on 23,038 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 23,038 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3803

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $14,857       $15,415       $15,801
Net income..................................................        299           300           570
Per common share
  Net income (loss)(1)......................................      13.00         13.02         24.75
  Dividends.................................................       8.00          8.00          8.50
  Book value(2).............................................     404.71        409.73        425.97
Total assets................................................     10.879        11,037        11,559
Shareholders' equity........................................      9,324         9,439         9,814

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $10,393       $10,526
Income from operations......................................        425           325

---------------


(1) Based on 23,038 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 23,038 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3804

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Bristol Mall in Bristol, Virginia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The Company also operates the Parks group office in its store in Bristol Mall. The Parks group office provides buying, advertising, accounting, purchasing and other services to stores in the Parks group area. The Company's wholly-owned subsidiary, Parks-Belk Company of Wise, Virginia, Incorporated, a Virginia corporation ("Parks-Belk of Wise"), operates a retail department store in Ridgeview Centre in Wise, Virginia. Both stores are managed out of the Parks group office in Bristol, Virginia.

     Facilities. The Company leases its store building, which contains approximately 83,000 square feet of floor area. The current term of the lease expires in 2000. Parks-Belk of Wise owns its store building, which contains approximately 33,000 square feet of floor area, and an adjacent parking area. The Company believes these facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's markets include Sears, Penney and Proffitt's.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3805

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      5,468          23.7%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(f)(g)..............................................      4,284          18.6%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(f)(h)..............................................      4,302          18.7%
John R. Belk (Director and Executive Officer)
  (b)(c)(f)(i)..............................................      4,223          18.3%
Henderson Belk (Director) (d)(e)............................        358           1.6%
Sarah Belk Gambrell (Director) (d)(e).......................      1,922           8.3%
Sarah Gambrell Knight.......................................      1,208           5.2%
Nancy King Parks (Director).................................      1,440           6.3%
Charles E. Parks, III.......................................      1,249           5.4%
George King Parks (Director and Executive Officer) (k)......      1,955           8.5%
Elizabeth Parks Simpson.....................................      1,389           6.0%
Margaret Parks Cowan........................................      1,453           6.3%
Margaret Parks Taylor (Director) (j)........................        998           4.3%
Belk Enterprises, Inc.......................................      3,196          13.9%
All Directors and Executive Officers as a group (9
  persons)..................................................     12,746          55.3%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Henderson Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; George King Parks and Nancy King Parks -- 500 Gate City Highway, Bristol, Va. 24201; Elizabeth Parks Simpson -- 4602 Duncan Drive, Annandale, Va. 22003; Margaret Parks Cowan -- 482 Martin Mill Pike, Rockford, Tenn. 37853; Charles E. Parks, III -- 5005 River Hill Road, Bethesada, Md. 20816; Margaret Parks Taylor -- 919 Wellington Road, Winston-Salem, N.C. 27106; Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 82 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.



(b) Includes 144 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 256 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         3806


(d) Includes 320 shares held in several Trusts established by the Will of W.H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W.H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W.H. Belk, Jr. and Irwin Belk.



(e)  Includes 28 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W.H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W.H. Belk, Jr. and Irwin Belk.



(f) Includes 3,196 shares held by Belk Enterprises, Inc. and 240 shares of Belk Brothers of Monroe, North Carolina, Incorporated, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk.


(g) Includes 136 shares held by Thomas M. Belk, Jr. as custodian for his minor children and 18 shares held as custodian for the minor children of his brother, H.W. McKay Belk.

(h) Includes 154 shares held by H.W. McKay Belk as custodian for his minor children.

(i) Includes 93 shares held by John R. Belk as custodian for his minor children.

(j) Includes 375 shares held by M.P. Taylor Associates Limited Partnership. Margaret Parks Taylor has the voting and investment power with respect to such shares.


(k) Includes 140 shares held by George King Parks' wife, Beth Porter Parks, and 58 shares held by George King Parks, custodian for his minor child.

         3807

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Consolidated Balance Sheets.......................   F-2
Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3
Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         3808

                        PARKS-BELK COMPANY, INCORPORATED

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 1,808,522   $ 2,192,598
  Accounts receivable, net..................................    2,739,581     3,165,971
  Merchandise inventory.....................................    2,746,794     2,883,645
  Receivable from affiliates, net...........................           --        64,513
  Refundable income taxes...................................        2,457            --
  Deferred income taxes.....................................       70,764        79,646
  Other.....................................................      161,255       154,157
                                                              -----------   -----------
Total current assets........................................    7,529,373     8,540,530
Loans receivable from affiliates, net.......................       11,189        11,189
Investments.................................................        1,809         1,809
Property, plant and equipment, net..........................    3,409,993     2,936,046
Other noncurrent assets.....................................       84,862        69,743
                                                              -----------   -----------
                                                              $11,037,226   $11,559,317
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   812,110   $   994,175
  Payables to affiliates, net...............................       14,240            --
  Accrued income taxes......................................        5,622        47,902
                                                              -----------   -----------
Total current liabilities...................................      831,972     1,042,077
Deferred income taxes.......................................      180,762       154,955
Other noncurrent liabilities................................      173,186       188,673
                                                              -----------   -----------
Total liabilities...........................................    1,185,920     1,385,705
Deferred income.............................................      412,000       360,000
Shareholders' equity:
  Common stock..............................................    2,303,800     2,303,800
  Retained earnings.........................................    7,135,506     7,509,812
                                                              -----------   -----------
Total Shareholders' equity..................................    9,439,306     9,813,612
                                                              -----------   -----------
                                                              $11,037,226   $11,559,317
                                                              ===========   ===========

         3809

                        PARKS-BELK COMPANY, INCORPORATED

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Net sales...............................................  $14,857,485   $15,414,825   $15,801,396
Operating costs and expenses............................   14,367,793    14,973,886    14,928,095
                                                          -----------   -----------   -----------
Income from operations..................................      489,692       440,939       873,301
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................       (5,678)       32,388        33,957
  Gain (loss) on disposal of property, plant and
     equipment..........................................        3,340            --            --
  Miscellaneous, net....................................       (4,023)       (4,199)       (1,160)
                                                          -----------   -----------   -----------
Total other expense, net................................       (6,361)       28,189        32,797
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      483,331       469,128       906,098
Income tax expense (benefit)............................      183,885       169,134       335,969
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      299,446       299,994       570,129
                                                          -----------   -----------   -----------
Net earnings............................................      299,446       299,994       570,129
Retained earnings at beginning of period................    6,930,787     7,019,816     7,135,506
Dividends paid..........................................     (184,304)     (184,304)     (195,823)
Retained earnings adjustments...........................      (26,113)           --            --
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 7,019,816   $ 7,135,506   $ 7,509,812
                                                          ===========   ===========   ===========

         3810

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3811
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3812

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         3813

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         3814

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         3815

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         3816

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         3817

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                -----------   ----------   --------   ----------   -------------
Per Shareholders' Statement...................  $15,801,396    $570,129    $872,141    $1,464,082   $9,813,612
Adjustments to eliminate less than
  wholly-owned subsidiaries...................            0          --          --            --           --
                                                -----------    --------    --------    ----------   ----------
Adjusted Shareholders' Statement..............  $15,801,396     570,129     872,141     1,464,082    9,813,612
                                                ===========    --------    --------    ----------   ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                       --          --            --
  Gain/loss on sale of securities.............                       --          --            --
  Impairment loss.............................                       --          --            --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --            --
  Gain/loss on discontinued operations........                       --          --            --
  Adjustment to tax expense...................                       --          --            --           --
                                                               --------    --------    ----------
Total non-operating items.....................                       --          --            --
                                                               --------    --------    ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --            --
  Adjustment for ownership in other Belk
    entities..................................                                                          (1,809)
                                                               --------    --------    ----------   ----------
Per Model.....................................                 $570,129    $872,141    $1,464,082   $9,811,803
                                                               ========    ========    ==========   ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $(2,192,598)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........      (64,513)
    Loans receivable from affiliates, net.....      (11,189)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (2,268,300)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(2,268,300)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3818

                                                               SUPPLEMENT NO. 94
         3819

                        PARKS-BELK COMPANY, INCORPORATED
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                      1998
                                                       --------------------,


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature


                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 94
         3820

                          BELK OF DANVILLE, VA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Danville, Va., Inc. (the "Company"), to be held on April 16, 1998, at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 139.6428 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 667,213 shares of New Belk Class A Common Stock which will represent approximately 1.1120% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (95)
         3821

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3822

                          BELK OF DANVILLE, VA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK OF DANVILLE, VA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Danville, Va., Inc. (the "Company") will be held on April 16, 1998, at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 139.6428 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3823

                          BELK OF DANVILLE, VA., INC.

                               SUPPLEMENT NO. 95

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 95 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF DANVILLE, VA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   18
SELECTED HISTORICAL FINANCIAL INFORMATION...................   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   20
BUSINESS OF THE COMPANY.....................................   20
SECURITY OWNERSHIP OF THE COMPANY...........................   21
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3824

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1920 as Belk-Leggett Co., Incorporated. The Company changed its name to Belk of Danville, Va., Inc. on July 17, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Shares owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 139.6428 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 6,120 shares of Common Stock outstanding held of record by 76 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 62.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3825

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 7,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         3826

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to

         3827

be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3828

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by 66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.
         3829

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

         3830

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the

         3831

transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or
(iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of
         3832

cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.


     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested

         3833

stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any

         3834

security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15"). In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in
         3835

writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such
         3836

proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.

         3837


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT          RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            -----------    -----------    --------    -----------    ----------------
Sales................  $16,550,163    $16,550,163      0.6       $(1,557,834)     $11,487,932
EBITDA...............    1,683,265      1,672,298        7        (1,557,834)      13,263,920
EBIT.................    1,257,335      1,246,368       10        (1,557,834)      14,021,514
Net Income...........      863,199        856,306       15                --       12,844,590
Book Equity..........   12,731,771     11,766,106        1                --       11,766,106

         3838

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Stores of
  Virginia, Inc.                1.7852%          X       $129,824,509         =        $ 2,317,627
Belk of South Boston,
  Va., Inc.                      .6029%          X          3,958,842         =             23,868
Belk of
  Lawrenceville, Va.,
  Inc.                          1.0453%          X         10,018,391         =            104,722
Belk Realty, Radford,
  Va., Inc.                      .0393%          X          1,204,899         =                474
Belk Realty,
  Staunton, Va., Inc.            .0235%          X          3,827,783         =                900
                                                                                       -----------
Total                                                                                  $ 2,447,590
                                                                                       ===========

Relative Operating Value of Company                                                    $14,021,514
Relative Operating Value of Other Companies Owned by Company                  +          2,447,590
                                                                                       -----------
Total Relative Value of Company                                               =        $16,469,104
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company          18.2516%          X        $16,469,104         =        $ 3,005,875
Belk Enterprises,
  Inc.                          3.3170%          X         16,469,104         =            546,280
Hudson Belk Company              .3595%          X         16,469,104         =             59,206
                                                                                       -----------
Total                                                                                  $ 3,611,361
                                                                                       ===========

Total Relative Value of Company                                                        $16,469,104
Total Relative Value of Company Owned by Other Belk Companies                 -          3,611,361
                                                                                       -----------
Net Relative Value of Company                                                 =        $12,857,743
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $12,857,743             /          $1,156,226,577            =              1.1120%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (1.1120%               X         59,998,834)        /              4,778         =           139.6428


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

         3839

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3840

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  141.05
  Dividends(2)..............................................          30.00
  Book value per share(3)...................................       2,080.35
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         134.06
  Dividends(2)..............................................          36.31
  Book value per share......................................       1,748.33


---------------

(1) Based on 6,120 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 6,120 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3841

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $16,191       $16,395       $16,550
Net income..................................................        807           788           863
Per common share
  Net income (loss)(1)......................................     131.86        128.71        141.05
  Dividends.................................................      30.00         30.00         30.00
  Book value(2).............................................   1,870.59      1,969.31      2,080.35
Total assets................................................     12,168        12,670        13,792
Shareholders' equity........................................     11,448        12,052        12,732

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $11,031       $11,651
Income from operations......................................        780            56

---------------


(1) Based on 6,120 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 6,120 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         3842

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Danville Mall in Danville, Virginia. The Company operates out of two buildings in the mall, one being the "main" store and the other being the "men's" store. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The store is managed out of the Stovall group office in Richmond, Virginia.

     Facilities. The Company owns the "main" store property and building, which contains approximately 127,000 square feet of floor area, together with an adjacent parking area. The Company leases its "men's" store at Piedmont Mall, which contains approximately 30,000 square feet of floor area. The current term of the lease expires in 2004. The Company believes the facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3843

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................   1,971.0625         32.2%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)(e)(f)(g)...........................................   1,568.0625         25.6%
H. W. McKay Belk (Director and Executive Officer)
  (b)(c)(e)(f)..............................................   1,508.0625         24.6%
John R. Belk (Director and Executive Officer)
  (b)(c)(e)(f)..............................................   1,507.0625         24.6%
Henderson Belk (Director) (d)...............................     200.0000          3.3%
Sarah Belk Gambrell (Director) (d)..........................     608.0000          9.9%
David Belk Cannon (Director) (i)............................     340.0000          5.6%
James K. Glenn, Jr. (Director) (h)..........................     425.0000          6.9%
Fred B. Leggett, Jr. (Director) (n)(o)(p)...................     538.2500          8.8%
Suzanne H. Leggett (o)......................................          332          5.4%
Thomas C. Leggett (Director)................................      53.6250             *
Leroy Robinson (Director) (b)(c)............................     165.0625          2.7%
David H. Stovall, Jr. (Director and Executive Officer)......            0             *
Bradley Gerndt (Executive Officer)..........................            0             *
Kenneth A. Leggett (Executive Officer)......................           30             *
NationsBank, N.A. (j)(k)....................................          358
SunTrust Bank, N.A. (l)(m)..................................          354
Joan C. Whelchel (l)(m).....................................          412
J.V. Properties.............................................        1,117         18.3%
Suzanne Holland Leggett and Fred B. Leggett, Jr.,...........          332          5.4%
  Trustees under the will of F.B. Leggett,
  Deceased f/b/o Suzanne H. Leggett
All Directors and Executive Officers as a group (12
  persons)..................................................   3,797.9375         62.1%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; David Belk Cannon -- 1607 W. Floyd Baker Blvd., Gaffney, S.C. 2934; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Fred B. Leggett,
Jr. -- 1041 Willow Trail, Sutherlin, Va. 24594; Thomas C. Leggett -- P.O. Box 59, South Boston, Va. 24592; David H. Stovall, Jr. and Bradley Gerndt -- Belk of Virginia, 1011 Boulder Springs Dr., Suite 325, Richmond, Va. 23235; Kenneth A. Leggett -- Leggett Stores, P.O. Box 370, South Boston, Va. 24592; Suzanne H. Leggett -- 209 Cherry Lane, Danville, Va. 24541; Joan C. Whelchel -- 1536 N. Wheeland, Chicago, IL 60610; J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; NationsBank, N.A. -- Sara McDonnell (NC1-002-07-13), Charlotte, N.C. 28255; SunTrust Bank, N.A. -- Carl Faulk, V.P., P.O. Box 927, Augusta, GA 30903.

         3844

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 254 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.


(b) Includes 120.0625 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(c) Includes 45 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk, and Leroy Robinson.


(d)  Includes 200 shares held in several Trust established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 203 shares held by Belk Enterprises, Inc. and 22 shares held by Hudson-Belk Company, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(f) Includes 1,117 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 60 shares held by Thomas M. Belk, Jr. as custodian for the minor children of his brother, H. W. McKay Belk.


(h) Includes 289 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox, 32 shares held by John Belk Stevens Trust U/W ITEM III, Section B f/b/o Mary S. Whelchel and 32 shares held by John Belk Stevens Trust U/W ITEM III, Section A f/b/o Sara S. Glenn. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.


(i) Includes 94 shares held by Residuary Trust U/W Mrs. Henry Belk Cannon. The Trustees, David Belk Cannon and John C. Daughtridge, have voting and investment power with respect to such shares.

(j) Includes 62 shares held by NationsBank as Trustee for the Daisy Belk Doughton Lange Revocable Trust dated 3/25/97, 58 shares held by Sara Dew Misner and North Carolina National Bank, Co-trustees for Daisy Doughton Lange U/A dated November 5, 1965 and 118 shares held by J. L. Green, Jr. and North Carolina National Bank, Trustees U/A 7/9/65 -- Sadie Belk Cummings, Grantor. NationsBank has sole voting and investing power with respect to such shares.

(k) Includes 120 shares held by Daisy Doughton Lange and North Carolina National Bank, Trustees for Robert L. Doughton, II under Agreement dated July 21, 1965. The named Trustees have voting and investment power with respect to such shares.


(l) Includes 30 shares held by SunTrust Bank, Augusta, N. A., and Joan C. Whelchel as Successor Co-Trustees under Agreement with Mary Stevens Whelchel dated September 15, 1950, 60 shares held by SunTrust Bank, Augusta, N. A., and Joan C. Whelchel as Successor Co-Trustees under Agreement with Nealie Belk Stevens dated December 1, 1952, 115 shares held by SunTrust Bank, Augusta, N. A. and Joan C. Whelchel, Successor Co-Trustees under Will of Nealie Belk Stevens for Mary Stevens Whelchel, 18 shares held by SunTrust Bank, Augusta, N. A. and Joan C. Whelchel, as Successor Co-Trustees under Agreement with Merritt Cofer Whelchel, Jr., 55 shares held by SunTrust Bank, Augusta, N. A. and Joan C. Whelchel as Successor Co-Trustees under Agreement with Mary Ruth Welchel and 38 shares held by SunTrust Bank, Augusta, N.A. and Joan C. Welchel as Successor Co-

         3845

     Trustees under Agreement with Sadie Elizabeth Welchel. SunTrust Bank and Joan C. Welchel have voting and investment power with respect to such shares.

(m) Includes 38 shares held by SunTrust Bank, Augusta, N. A. as Guardian for Frankie Stevens Whelchel. SunTrust Bank has voting power with respect to such shares.

(n) Includes 40 shares held by Fred B. Leggett, Jr., Trustee for Suzanne Holland Leggett. Fred B. Leggett, Jr., the Trustee, has voting and investing power with respect to such shares.


(o) Includes 332 shares of Suzanne Holland Leggett and Fred B. Leggett, Jr., Trustees under the Will of F. B. Leggett, Deceased f/b/o Suzanne H. Leggett. The Trustees named have sole voting and investing power with respect to such shares.


(p) Includes 53.625 shares held by Leggett Investment Company. Fred B. Leggett, Jr., President, has voting power with respect to such shares.

         3846

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         3847

                          BELK OF DANVILLE, VA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996


                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 1,116,475   $ 1,540,083
  Accounts receivable, net..................................    2,850,998     3,195,847
  Merchandise inventory.....................................    3,156,944     3,721,299
  Receivables from affiliates, net..........................    2,061,176        12,739
  Refundable income taxes...................................       64,535            --
  Deferred income taxes.....................................       23,287        37,381
  Other.....................................................       88,836       153,619
                                                              -----------   -----------
Total current assets........................................    9,362,251     8,660,968
Loans receivable from affiliates, net.......................        5,013         5,013
Investments.................................................      966,965       966,965
Property, plant and equipment, net..........................    1,683,905     3,150,579
Other noncurrent assets.....................................      651,900     1,008,341
                                                              -----------   -----------
                                                              $12,670,034   $13,791,866
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   532,349   $   908,269
  Accrued income taxes......................................           --        19,363
                                                              -----------   -----------
Total current liabilities...................................      532,349       927,632
Deferred income taxes.......................................       73,607       104,221
Other noncurrent liabilities................................       11,906        28,242
                                                              -----------   -----------
Total liabilities...........................................      617,862     1,060,095
Shareholders' equity:
  Common stock..............................................      612,000       612,000
  Retained earnings.........................................   11,440,172    12,119,771
                                                              -----------   -----------
Total shareholders' equity..................................   12,052,172    12,731,771
                                                              -----------   -----------
                                                              $12,670,034   $13,791,866
                                                              ===========   ===========

         3848

                          BELK OF DANVILLE, VA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Total store sales.......................................  $16,517,750   $16,728,215   $16,919,481
Less: Leased Sales......................................      327,180       332,962       369,318
                                                          -----------   -----------   -----------
Net sales...............................................   16,190,570    16,395,253    16,550,163
Operating costs and expenses............................   15,048,206    15,363,712    15,306,388
                                                          -----------   -----------   -----------
Income from operations..................................    1,142,364     1,031,541     1,243,775
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................      155,821       197,650       116,093
  Dividend income.......................................        5,651         9,570        13,560
  Gain (loss) on sale of securities.....................         (163)           --            --
  Miscellaneous, net....................................        1,036         2,048            --
                                                          -----------   -----------   -----------
Total other expense, net................................      162,345       209,268       129,653
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....    1,304,709     1,240,809     1,373,428
Income tax expense (benefit)............................      497,747       453,074       510,229
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      806,962       787,735       863,199
                                                          -----------   -----------   -----------
Net earnings............................................      806,962       787,735       863,199
Retained earnings at beginning of period................   10,212,675    10,836,037    11,440,172
Dividends paid..........................................     (183,600)     (183,600)     (183,600)
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $10,836,037   $11,440,172   $12,119,771
                                                          ===========   ===========   ===========

         3849

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3850
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3851

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         3852

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         3853

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         3854

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         3855

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         3856

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                               NET SALES    (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                              -----------   ----------   ----------   ----------   -------------
Per Shareholders' Statement.................  $16,550,163    $863,199    $1,257,335   $1,683,265    $12,731,771
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --          --            --           --             --
                                              -----------    --------    ----------   ----------    -----------
Adjusted Shareholders' Statement............  $16,550,163     863,199     1,257,335    1,683,265     12,731,771
                                              ===========    --------    ----------   ----------    -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.............                       --            --           --
  Gain/loss on sale of securities...........                       --            --           --
  Impairment loss...........................                       --            --           --
  Equity in earnings of unconsolidated
    subsidiaries............................                       --            --           --
  Gain/loss on discontinued operations......                       --            --           --
  Adjustment to tax expense.................                       --            --           --             --
                                                             --------    ----------   ----------
Total non-operating items...................                       --            --           --
                                                             --------    ----------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities.....................                   (6,893)      (10,967)     (10,967)
  Adjustment for ownership in other Belk
    entities................................                                                           (965,665)
                                                             --------    ----------   ----------    -----------
Per Model...................................                 $856,306    $1,246,368   $1,672,298    $11,766,106
                                                             ========    ==========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents.................  $(1,540,082)
    Negative cash balances reclassified to
      accounts payable......................           --
    Receivables from affiliates, net........      (12,739)
    Loans receivable from affiliates, net...       (5,013)
  Liabilities
    Notes payable...........................           --
    Current installments of long-term
      debt..................................           --
    Current portion of obligations under
      capital leases........................           --
    Payables to affiliates, net.............           --
    Long-term debt, excluding current
      installments..........................           --
    Obligations under capital leases,
      excluding current portion.............           --
    Loans payable to affiliates, net........           --
                                              -----------
Net debt (cash).............................   (1,557,834)
Adjustments to eliminate less than
  wholly-owned subsidiaries.................           --
                                              -----------
Per Model...................................  $(1,557,834)
                                              ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3857

                                                               SUPPLEMENT NO. 95
         3858

                          BELK OF DANVILLE, VA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 11:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 95
         3859

                          BELK OF LYNCHBURG, VA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Lynchburg, Va., Inc. (the "Company"), to be held on April 15, 1998, at 6:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 37.0503 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 17,784 shares of New Belk Class A Common Stock which will represent approximately 0.0296% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (96)
         3860

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3861

                          BELK OF LYNCHBURG, VA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF LYNCHBURG, VA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Lynchburg, Va., Inc. (the "Company") will be held on April 15, 1998, at 6:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 37.0503 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3862

                          BELK OF LYNCHBURG, VA., INC.

                               SUPPLEMENT NO. 96

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 96 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF LYNCHBURG, VA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3863

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1953 as Leggett's Community Store, Incorporated. The Company changed its name to Belk of Lynchburg, Va., Inc. on June 12, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 6:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 37.0503 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 9,840 shares of Common Stock outstanding held of record by 7 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 98.8% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3864

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 14,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         3865

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to

         3866

be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3867

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by 66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have the power, by vote of a majority of all the directors, to make and alter the Company Bylaws. Any bylaws made by the directors pursuant to this power may be altered or repealed by the Shareholders.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         3868

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless
         3869

otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest
         3870

were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability,
         3871

specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that to the fullest extent permitted by the VSCA a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.

     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned

         3872


subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock

         3873

(other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the Board of Directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation (i) if the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15").

         3874

In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting
         3875

Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

         3876

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $14,387,295    $14,387,295      0.6       $1,606,788      $ 7,025,589
EBITDA...............       20,117        103,347        7        1,606,788         (883,359)
EBIT.................     (196,885)      (113,655)      10        1,606,788       (2,743,338)
Net Income (Loss)....     (254,407)      (171,177)      15               --       (2,567,655)
Book Equity..........    4,224,858      4,224,592        1               --        4,224,592

         3877

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $ 7,025,589
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 7,025,589
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           1.2195%          X        $ 7,025,589         =        $    85,677
Belk of Virginia,
  Inc.                         93.9024%          X          7,025,589         =          6,597,196
                                                                                       -----------
Total                                                                                  $ 6,682,873
                                                                                       ===========
Total Relative Value of Company                                                        $ 7,025,589
Total Relative Value of Company Owned by Other Belk Companies                 -          6,682,873
                                                                                       -----------
Net Relative Value of Company                                                 =        $   342,715
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   342,715             /          $1,156,226,577            =               .0296%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0296%               X         59,998,834)        /                480         =            37.0503


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3878

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $(25.85)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        429.36
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         35.57
  Dividends(2)..............................................          9.63
  Book value per share......................................        463.87


---------------

(1) Based on 9,843 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 9,840 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3879

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.


                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $13,592       $13,628       $14,387
Net income (loss)...........................................         10           (81)         (254)
Per common share
  Net income (loss)(1)......................................       0.99         (8.21)       (25.85)
  Dividends.................................................      10.01             0             0
  Book value(2).............................................     463.44        455.22        429.36
Total assets................................................      7,615         7,544         6,644
Shareholders' equity........................................      4,563         4,482         4,225


                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $9,577        $9,583
Income (loss) from operations...............................      (229)         (119)

---------------


(1) Based on 9,851, 9,846 and 9,843 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 9,846, 9,846 and 9,840 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         3880

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Comparable store sales increased 0.1% for the nine months ended November 1, 1997, compared to an increase of 10.4% for the same period in 1996, due to a new merchandise mix and markdown policy with a long term goal of increasing margins resulting in a lower growth rate.

     Other expenses, net increased 1.0%, as a percentage of sales, in fiscal year 1997 due to increased interest expense and miscellaneous non-operating expense.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in River Ridge Mall in Lynchburg, Virginia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy
Statement/Prospectus. The store is managed out of the Stovall group office in Richmond, Virginia.

     Facilities. The Company leases its store building, which contains approximately 156,000 square feet of floor area. The current term of the lease expires in 2011. The Company believes the building is adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Hecht's, Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3881

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....     9,600           97.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(c)....................................................     9,360           95.1%
H. W. McKay Belk (Director and Executive Officer) (b)(c)....     9,360           95.1%
John R. Belk (Director and Executive Officer) (b)(c)........     9,360           95.1%
James K. Glenn, Jr. (Director) (d)..........................       120            1.2%
David H. Stovall, Jr. (Director)............................         0               *
Bradley Gerndt (Executive Officer)..........................         0               *
Kenneth A. Leggett (Executive Officer)......................         0               *
Belk of Virginia, Inc.......................................     9,240           93.9%
All Directors and Executive Officers as a group (6
  persons)..................................................     9,720           98.8%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; James K. Glenn,
Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; David H. Stovall, Jr. and Bradley Gerndt -- Belk of Virginia, 1011 Boulder Springs Dr., Richmond, Va. 23235; Kenneth A. Leggett -- Leggett Stores, P.O. Box 370, South Boston, Va. 24592; Belk of Virginia, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Represented by 20 shares of Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.



(b) Includes 9,240 shares held by Belk of Virginia, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(c) Includes 120 shares of J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, and John R. Belk, have voting and investment power with respect to such shares.


(d) Includes 120 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox. Voting and investment power is vested in James K. Glenn, Jr., the Trustee.

         3882

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         3883

                          BELK OF LYNCHBURG, VA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  102,051     $  101,243
  Accounts receivable, net..................................   2,150,521      2,343,122
  Merchandise inventory.....................................   3,000,197      2,918,376
  Refundable income taxes...................................      56,652         79,771
  Deferred income taxes.....................................      16,955         25,342
  Other.....................................................   1,039,945        140,243
                                                              ----------     ----------
Total current assets........................................   6,366,321      5,608,097
Investments.................................................         266            266
Property, plant and equipment, net..........................   1,177,637      1,035,348
                                                              ----------     ----------
                                                              $7,544,224     $6,643,711
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $2,500,000     $       --
  Accounts payable and accrued expenses.....................     439,191        634,220
  Payables to affiliates, net...............................      81,994      1,708,030
                                                              ----------     ----------
Total current liabilities...................................   3,021,185      2,342,250
Deferred income taxes.......................................      30,672         24,940
Other noncurrent liabilities................................      10,236         51,663
                                                              ----------     ----------
Total liabilities...........................................   3,062,093      2,418,853
Shareholders' equity:
  Common stock..............................................     984,600        984,000
  Retained earnings.........................................   3,497,531      3,240,858
                                                              ----------     ----------
Total shareholders' equity..................................   4,482,131      4,224,858
                                                              ----------     ----------
                                                              $7,544,224     $6,643,711
                                                              ==========     ==========

         3884

                          BELK OF LYNCHBURG, VA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                        JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                           1995          1996          1997
                                                        -----------   -----------   -----------
Total store sales.....................................  $13,980,584   $14,066,160   $14,834,642
Less: Leased Sales....................................      388,351       437,728       447,346
                                                        -----------   -----------   -----------
Net sales.............................................   13,592,233    13,628,432    14,387,296
Operating costs and expenses..........................   13,588,896    13,711,736    14,524,946
                                                        -----------   -----------   -----------
Income from operations................................        3,337       (83,304)     (137,650)
                                                        -----------   -----------   -----------
Other income (expense):
  Interest, net.......................................      (84,856)      (86,248)     (129,641)
  Miscellaneous, net..................................       79,887        45,463       (59,234)
                                                        -----------   -----------   -----------
Total other expense, net..............................       (4,969)      (40,785)     (188,875)
                                                        -----------   -----------   -----------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities............................................       (1,632)     (124,089)     (326,525)
Income tax expense (benefit)..........................      (11,429)      (43,211)      (72,119)
                                                        -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.................        9,797       (80,878)     (254,406)
                                                        -----------   -----------   -----------
Net earnings..........................................        9,797       (80,878)     (254,406)
Retained earnings at beginning of period..............    3,670,796     3,578,409     3,497,531
Dividends paid........................................      (98,560)           --            --
Purchase of treasury stock............................       (3,624)           --        (2,267)
                                                        -----------   -----------   -----------
Retained earnings at end of period....................  $ 3,578,409   $ 3,497,531   $ 3,240,858
                                                        ===========   ===========   ===========

         3885

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3886
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3887

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         3888

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         3889

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         3890

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         3891

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         3892

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                  TOTAL
                                                         NET INCOME                           SHAREHOLDERS'
                                            NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                           -----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement..............  $14,387,295   $(254,407)   $(196,885)  $ 20,117     $4,224,858
Adjustments to eliminate less than
  wholly-owned subsidiaries..............           --          --           --         --             --
                                           -----------   ---------    ---------   --------     ----------
Adjusted Shareholders' Statement.........  $14,387,295    (254,407)    (196,885)    20,177      4,224,858
                                           ===========   ---------    ---------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E..........                       --           --         --
  Gain/loss on sale of securities........
  Impairment loss........................                       --           --         --
  Equity in earnings of unconsolidated
    subsidiaries.........................                       --           --         --
  Gain/loss on discontinued operations...                       --           --         --
  Adjustment to tax expense..............                       --           --         --             --
                                                         ---------    ---------   --------
Total non-operating items................                       --           --         --
                                                         ---------    ---------   --------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities..................                       --           --         --
  Adjustment for Leggett acquisition
    cost.................................                   83,230       83,230     83,230
  Adjustment for ownership in other Belk
    entities.............................                   83,230       83,230     83,230           (266)
                                                         ---------    ---------   --------     ----------
Per Model................................                $(171,177)   $(113,655)  $103,347     $4,224,592
                                                         =========    =========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents..............  $  (101,242)
    Negative cash balances reclassified
       to accounts payable...............           --
    Receivables from affiliates, net.....           --
    Loans receivable from affiliates,
       net...............................           --
  Liabilities
    Notes payable........................           --
    Current installments of long-term
       debt..............................           --
    Current portion of obligations under
       capital leases....................           --
    Payables to affiliates, net..........    1,708,030
    Long-term debt, excluding current
       installments......................           --
    Obligations under capital leases,
       excluding current portion.........           --
    Loans payable to affiliates, net.....           --
                                           -----------
Net debt (cash)..........................    1,606,788
Adjustments to eliminate less than
  wholly-owned subsidiaries..............           --
                                           -----------
Per Model................................  $ 1,606,788
                                           ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3893

                                                               SUPPLEMENT NO. 96
         3894

                          BELK OF LYNCHBURG, VA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 6:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                       --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 96
         3895

                         BELK STORES OF VIRGINIA, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Stores of Virginia, Inc. (the "Company"), to be held on April 16, 1998, at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 93.1655 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 319,744 shares of New Belk Class A Common Stock which will represent approximately 0.5329% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (97)
         3896

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3897

                         BELK STORES OF VIRGINIA, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK STORES OF VIRGINIA, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Stores of Virginia, Inc. (the "Company") will be held on April 16, 1998, at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 93.1655 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3898

                         BELK STORES OF VIRGINIA, INC.

                               SUPPLEMENT NO. 97

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 97 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK STORES OF VIRGINIA, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONDITION AND
  RESULTS OF OPERATIONS.....................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   21
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................  F-1
  Unaudited Consolidated Balance Sheets.....................  F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................  F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3899

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1965. The Company changed its name from Legget of Virginia, Inc. to Belk Stores of Virginia, Inc. on June 2, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 93.1655 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 57.529 shares of Common Stock outstanding held of record by 29 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 99.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3900

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 100,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and

         3901

from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the

         3902

amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3903

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by 66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have the power, by vote of a majority of all the directors, to make and alter the Company Bylaws. Any bylaws made by the directors pursuant to this power may be altered or repealed by the Shareholders.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         3904

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company Articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless
         3905

otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest
         3906

were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his or her official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary
         3907

amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that to the fullest extent permitted by the VSCA a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.

     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned

         3908


subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock

         3909

(other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15").

         3910

In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting
         3911

Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

         3912

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT          RELATIVE
METHODOLOGY               ACTUAL         ADJUSTED      MULTIPLE      (CASH)       OPERATING VALUES
-----------            ------------    ------------    --------    -----------    ----------------
Net Sales............  $263,572,233    $263,572,233      0.6       $28,318,832      $129,824,509
EBITDA...............     8,060,221       9,919,751        7        28,318,832        41,119,426
EBIT.................     2,776,524       4,636,055       10        28,318,832        18,041,718
Net Income...........      (735,181)      1,117,593       15                --        16,763,895
Book Equity..........    56,151,471      56,133,382        1                --        56,133,382

         3913

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X       $        N/A         =       $        N/A
                                                                                      ------------
Total                                                                                 $        N/A
                                                                                      ============

Relative Operating Value of Company                                                   $129,824,509
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                      ------------
Total Relative Value of Company                                               =       $129,824,509
                                                                                      ============

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          1.2195%          X       $129,824,509         =       $  1,583,210
Belk of Danville,
  Va., Inc.                     1.7852%          X        129,824,509         =          2,317,627
Belk of Virginia,
  Inc.                         92.2387%          X        129,824,509         =        119,748,439
Belk Brothers Company            .0104%          X        129,824,509         =             13,502
                                                                                      ------------
Total                                                                                 $123,662,778
                                                                                      ============

Total Relative Value of Company                                                       $129,824,509
Total Relative Value of Company Owned by Other Belk Companies                 -        123,662,778
                                                                                      ------------
Net Relative Value of Company                                                 =       $  6,161,731
                                                                                      ============


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $6,161,731              /          $1,156,226,577            =               .5329%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.5329%               X         59,998,834)        /              3,432         =            93.1655


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3914

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................     $   (12.76)
  Dividends(2)..............................................           6.02
  Book value per share(3)...................................         976.06
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          89.44
  Dividends(2)..............................................          24.22
  Book value per share......................................       1,166.43


---------------


(1) Based on 57,602 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.


(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 57,529 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3915

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $255,387      $255,439      $263,572
Net income (loss)...........................................      1,693           935          (735)
Per common share
  Net income (loss)(1)......................................      29.29         16.21        (12.76)
  Dividends.................................................       9.03         12.00          6.02
  Book value(2).............................................     990.66        994.86        976.06
Total assets................................................    115,520       120,165       120,016
Shareholders' equity........................................     57,135        57,378        56,151

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................   $175,811      $159,067
Income from operations......................................      1,585         4,906

---------------


(1) Based on 57,785, 57,674 and 57,602 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.


(2) Based on 57,674, 57,674 and 57,529 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         3916

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The revenues for the nine months ended November 1, 1997 decreased $16.7 million compared to the same period in 1996 due to the closing of six underperforming stores, one in fiscal year 1997 and five in fiscal year 1998.

     Other income (expense), net decreased to an expense of 0.7% of sales in fiscal year 1996 from an expense of 1.1% in 1995 primarily as a result of the gain on sale of equipment of $1.1 million in fiscal year 1996.

     Other income (expense), net increased to an expense of 2.1% of sales in fiscal year 1997 due to the $2.9 million of one-time expenses related to the purchase of the company in November 1996.

                            BUSINESS OF THE COMPANY

     General. The Company operates 20 retail department stores in the following locations in Virginia: Claypool Hill Mall in Cedar Bluff; Fashion Square Mall in Charlottesville; Chesapeake Square and Greenbrier Mall in Chesapeake; New River Valley Mall in Christiansburg; Southpark Mall in Colonial Heights; Dominion Square Shopping Center in Culpeper; Longwood Village Shopping Center in Farmville; South Hampton Shopping Center in Franklin; Spotsylvania Mall in Fredericksburg; Virginia Center Commons in Glen Allen; Valley Mall in Harrisonburg; Liberty Fair Mall in Martinsville; Patrick Henry Mall in Newport News; Chesterfield Town Center and Willow Lawn Shopping Center in Richmond; Valley View Mall in Roanoke; Staunton Plaza in Staunton; Lynnhaven Mall in Virginia Beach; and Apple Blossom Mall in Winchester. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Stovall group office in Richmond, Virginia.


     The Company's Board of Directors has approved the opening of a new store in Suffolk Shopping Center in Suffolk, Virginia in May 1998. This store will be in a leased building containing 46,000 square feet. The lease expires in 2004, but the Company has options to extend the term to 2024.


     Belk Stores of Maryland, Inc. operates two retail department stores in the following locations in Maryland: Cranberry Mall in Westminister and Wildewood Center in California. The department stores operated by Belk Stores of Maryland, Inc. generally operate in a manner consistent with the operations of the Belk Companies' retail department store business. The stores are managed out of the Stovall group office in Richmond.

     Belk of West Virginia, Inc. operates two retail department stores in the following locations in West Virginia: Crossroads Mall in Beckley and Mercer Mall in Bluefield. The department stores operated by Belk of West Virginia, Inc. generally operate in a manner consistent with the operations of the Belk Companies' retail department store business. The stores are managed out of the Stovall group office in Richmond.

         3917

     Belk of Roanoke Rapids, N.C., Inc. operates two retail department stores in the following locations in North Carolina: Becker Village Mall in Roanoke Rapids and Henderson Square in Henderson. The department stores operated by Belk of Roanoke Rapids, N.C., Inc. generally operate in a manner consistent with the operations of the Belk Companies' retail department store business. The stores are managed out of the Stovall group office in Richmond.

     Belk of Delaware, Inc. formerly operated retail department stores, but currently conducts no retail operations. Belk of Delaware is managed out of the Stovall group office in Richmond.

     Facilities. The Company leases all but one store under long-term leases. The store leases have termination dates ranging from 2000 through 2011. The Company also leases the Stovall group office facility in Richmond. The floor area of the leased buildings ranges from 34,000 to 156,000 square feet. The Company owns its store building at Southpark Mall in Colonial Heights, which contains approximately 85,000 square feet of floor area, and an adjacent parking area. The Company believes these facilities are adequate to meet its current needs, with the exception of the Patrick Henry Mall store in Newport News. The Board of Directors of the Company has approved the expansion of this store, by 35,000 square feet, to 124,000 square feet of floor area.

     Belk Stores of Maryland, Inc. operates two stores, both of which are leased under long-term leases. The leases have termination dates of 2007 and 2009. The Company believes these facilities are adequate to meet its current needs.

     Belk of West Virginia, Inc. operates two stores, both of which are leased under long-term leases. The leases have termination dates of 2001 and 2011. The Company believes these facilities are adequate to meet its current needs.

     Belk of Roanoke Rapids, N.C., Inc. operates two stores, both of which are leased under long-term leases. The leases have termination dates of 2000 and 2015. The Company believes these facilities are adequate to meet its current needs.

     Competition. Specific competitors in the Company's market include Hecht's, Dillard, Stone & Thomas, Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3918

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     56,791          98.7%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (c)(d)(e)(f)..............................................     54,177          94.2%
H. W. McKay Belk (Director and Executive Officer)
  (c)(d)(e)(g)..............................................     54,180          94.2%
John R. Belk (Director and Executive Officer)
  (c)(d)(e)(h)..............................................     54,116          94.1%
James K. Glenn, Jr. (Director)..............................          0              *
David H. Stovall, Jr. (Director and Executive Officer)......          0              *
Bradley Gerndt (Executive Officer)..........................          0              *
Kenneth A. Leggett (Executive Officer)......................          0              *
Belk of Virginia, Inc.......................................     53,064          92.2%
All Directors and Executive Officers as a group (6
  persons)..................................................     56,967          99.0%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; James K. Glenn,
Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; David H. Stovall, Jr. and Bradley Gerndt -- Belk of Virginia, 1011 Boulder Springs Drive, Richmond, Va. 23235; Kenneth A. Leggett -- Leggett Stores, P.O. Box 370, South Boston, Va. 24592; Belk of Virginia, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 202 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 114 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, Trustee, is John M. Belk's wife.

(c) Includes 2 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(d) Includes 53,064 shares held by Belk of Virginia, Inc. and 1,027 shares held by Belk of Danville, Va., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 6 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(f) Includes 30 shares held by Thomas M. Belk, Jr., as custodian for his minor children and 48 shares held by his wife, Sarah F. Belk.

         3919

(g) Includes 30 shares held by H. W. McKay Belk as custodian for his minor children, and 48 shares held by his wife, Nina F. Belk.

(h) Includes 6 shares held by John R. Belk as custodian for his minor children, and 11 shares held by his wife, Kimberly D. Belk.

         3920

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................  F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................  F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................  F-4

         3921

                         BELK STORES OF VIRGINIA, INC.

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996


                                                              FEBRUARY 3,     FEBRUARY 1,
                                                                  1996            1997
                                                              ------------    ------------
                                          ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  2,747,130    $  2,638,821
  Accounts receivable, net..................................    30,816,405      33,231,287
  Merchandise inventory.....................................    55,388,535      50,614,310
  Receivables from affiliates, net..........................     6,173,086       9,142,635
  Refundable income taxes...................................       323,477              --
  Deferred income taxes.....................................       582,561       1,659,336
  Other.....................................................     1,829,140       4,821,328
                                                              ------------    ------------
Total current assets........................................    97,860,334     102,107,717
Investments.................................................       142,564         142,564
Property, plant and equipment, net..........................    22,162,314      17,765,773
                                                              ------------    ------------
                                                              $120,165,212    $120,016,054
                                                              ============    ============

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $ 27,083,333    $         --
  Accounts payable and accrued expenses.....................    13,948,014      15,446,844
  Accrued income taxes......................................            --       1,715,063
                                                              ------------    ------------
Total current liabilities...................................    41,031,347      17,161,907
Deferred income taxes.......................................     2,264,216       1,172,264
Long-term debt, excluding current installments..............    14,270,833              --
Loans payable to affiliates, net............................            --      40,100,287
Other noncurrent liabilities................................       263,325         986,133
                                                              ------------    ------------
Total liabilities...........................................    57,829,721      59,420,591
Deferred income.............................................     4,957,725       4,443,992
Shareholders' equity:
  Common stock..............................................     5,767,400       5,752,900
  Retained earnings.........................................    51,610,366      50,398,571
                                                              ------------    ------------
Total shareholders' equity..................................    57,377,766      56,151,471
                                                              ------------    ------------
                                                              $120,165,212    $120,016,054
                                                              ============    ============

         3922

                         BELK STORES OF VIRGINIA, INC.

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                       JANUARY 31,    FEBRUARY 3,    FEBRUARY 1,
                                                           1995           1996           1997
                                                       ------------   ------------   ------------
Total store sales....................................  $256,949,537   $257,233,784   $265,569,089
Less: Leased Sales...................................     1,562,459      1,794,942      1,996,856
                                                       ------------   ------------   ------------
Net sales............................................   255,387,078    255,438,842    263,572,233
Operating costs and expenses.........................   250,249,423    252,107,737    258,021,015
                                                       ------------   ------------   ------------
Income from operations...............................     5,137,655      3,331,105      5,551,218
                                                       ------------   ------------   ------------
Other income (expense):
  Interest, net......................................    (2,418,445)    (2,824,995)    (2,786,589)
  Dividend income....................................            --          2,659          1,363
  Gain (loss) on disposal of property, plant and
     equipment.......................................      (519,394)     1,029,018        (17,072)
  Miscellaneous, net.................................       175,864         58,943     (2,758,986)
                                                       ------------   ------------   ------------
Total other expense, net.............................    (2,761,975)    (1,734,375)    (5,561,284)
                                                       ------------   ------------   ------------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities...........................................     2,375,680      1,596,730        (10,066)
Income tax expense (benefit).........................       683,121        661,958        725,116
                                                       ------------   ------------   ------------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities................     1,692,559        934,772       (735,182)
                                                       ------------   ------------   ------------
Net earnings.........................................     1,692,559        934,772       (735,182)
Retained earnings at beginning of period.............    50,386,529     51,367,682     51,610,366
Dividends paid.......................................      (521,055)      (692,088)      (346,044)
Purchase of treasury stock...........................      (190,350)            --       (130,569)
                                                       ------------   ------------   ------------
Retained earnings at end of period...................  $ 51,367,683   $ 51,610,366   $ 50,398,571
                                                       ============   ============   ============

         3923

                       BELK OF VIRGINIA AND SUBSIDIARIES

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) BASIS OF PRESENTATION

     During fiscal 1997, Belk of Virginia (Virginia) was formed. On November 2, 1996, Virginia acquired controlling interests in the Leggett organization companies. Virginia's ownership in the individual companies ranges from approximately 90% to 96%. The acquisition has been accounted for as a purchase.

     The consolidated income statement for fiscal 1997 includes the results of operations of the Leggett companies for the full year. The preacquisition losses for the first nine months of operations are deducted separately.

     The financial statements for the year ended February 3, 1996 represent a combination of all the predecessor Leggett companies, and are presented for comparative purposes only.

(2) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997 and 1996 ended on February 1, 1997 and February 3, 1996, respectively.


(3) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

(4) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(5) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(6) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

         3924
                       BELK OF VIRGINIA AND SUBSIDIARIES

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes. Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(8) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more.

(9) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. (BSS) in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(10) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows. The adoption does not have a material effect on the Company's financial position or results of operations.
         3925

                                    ANNEX A
                        DISSENTERS' RIGHTS TO APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         3926

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         3927

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         3928

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         3929

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         3930

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                            NET INCOME                             SHAREHOLDERS'
                                              NET SALES     (LOSS)(1)     EBIT(2)     EBITDA(2)       EQUITY
                                             ------------   ----------   ----------   ----------   -------------
Per Shareholders' Statement................  $263,572,233   $ (735,181)  $2,776,524     $8,060,220  $56,151,471
Adjustments to eliminate less than
  wholly-owned subsidiaries................            --           --           --             --           --
                                             ------------   ----------   ----------     ----------  -----------
Adjusted Shareholders' Statement...........  $263,572,233     (735,181)   2,776,524      8,060,220   56,151,471
                                             ============   ----------   ----------     ----------  -----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E............                     10,315       17,072         17,072
  Gain/loss on sale of securities..........                         --           --             --
  Impairment loss..........................                         --           --             --
  Equity in earnings of unconsolidated
    subsidiaries...........................                         --           --             --
  Gain/loss on discontinued operations.....                         --           --             --
  Adjustment to tax expense................                         --           --             --           --
                                                            ----------   ----------     ----------
Total non-operating items..................                     10,315       17,072         17,072
                                                            ----------   ----------     ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities....................                         --           --             --
  Adjustment for Leggett acquisition
    costs..................................                  1,842,459    1,842,459      1,842,459
  Adjustment for ownership in other Belk
    entities...............................                                                             (18,089)
                                                            ----------   ----------     ----------  -----------
Per Model..................................                 $1,117,593   $4,636,055     $9,919,751  $56,133,382
                                                            ==========   ==========     ==========  ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents................  $ (2,638,820)
    Negative cash balances reclassified to
      accounts payable.....................            --
    Receivables from affiliates, net.......    (9,142,635)
    Loans receivable from affiliates,
      net..................................            --
  Liabilities
    Notes payable..........................            --
    Current installments of long-term
      debt.................................            --
    Current portion of obligations under
      capital leases.......................            --
    Payables to affiliates, net............            --
    Long-term debt, excluding current
      installments.........................            --
    Obligations under capital leases,
      excluding current portion............            --
    Loans payable to affiliates, net.......    40,100,287
                                             ------------
Net debt (cash)............................    28,318,832
Adjustments to eliminate less than
  wholly-owned subsidiaries................            --
                                             ------------
Per Model..................................  $ 28,318,832
                                             ============

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3931

                                                               SUPPLEMENT NO. 97
         3932

                         BELK STORES OF VIRGINIA, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 11:50 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                      1998
                                                       --------------------,


                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 97
         3933

                           BELK OF ROANOKE, VA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Roanoke, Va., Inc. (the "Company"), to be held on April 15, 1998, at 6:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 21.2573 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 15,156 shares of New Belk Class A Common Stock which will represent approximately 0.0253% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (98)
         3934

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3935

                           BELK OF ROANOKE, VA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF ROANOKE, VA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Roanoke, Va., Inc. (the "Company") will be held on April 15, 1998, at 6:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 21.2573 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3936

                           BELK OF ROANOKE, VA., INC.

                               SUPPLEMENT NO. 98

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 98 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF ROANOKE, VA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         3937

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1972. The Company changed its name from Leggett H.N.R., Inc. to Belk of Roanoke, Va., Inc. on June 17, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 6:10 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 21.2573 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 13,320 shares of Common Stock outstanding held of record by 8 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 97.3% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         3938

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 30,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         3939

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to

         3940

be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         3941

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by 66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have the power, by vote of a majority of all the directors, to make and alter the Company Bylaws. Any bylaws made by the directors pursuant to this power may be altered or repealed by the Shareholders.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding
         3942

having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise
         3943

provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest
         3944

were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability,
         3945

specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that to the fullest extent permitted by the VSCA a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.

     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned

         3946


subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock

         3947

(other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15").

         3948

In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting
         3949

Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

         3950

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                    ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                  -----------   -----------   --------   ----------   ----------------
Net Sales..................  $18,109,808   $18,109,808     0.6      $5,409,461     $  5,456,424
EBITDA.....................     (366,372)     (259,594)      7       5,409,461       (7,226,619)
EBIT.......................     (791,291)     (684,513)     10       5,409,461      (12,254,591)
Net Income (Loss)..........   (2,439,282)     (652,310)     15              --       (9,784,650)
Book Equity................    2,941,449     2,941,449       1              --        2,941,449

         3951

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 5,456,424
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 5,456,424
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of Virginia,
  Inc.                         94.6471%          X        $ 5,456,424         =        $ 5,164,347
                                                                                       -----------
Total                                                                                  $ 5,164,347
                                                                                       ===========
Total Relative Value of Company                                                        $ 5,456,424
Total Relative Value of Company Owned by Other Belk Companies                 -          5,164,347
                                                                                       -----------
Net Relative Value of Company                                                 =        $   292,077
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   292,077             /          $1,156,226,577            =               .0253%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   .0253%                X          59,998,834        /                713         =            21.2573


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3952

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $(182.44)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        220.83
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         20.41
  Dividends(2)..............................................          5.53
  Book value per share......................................        266.14


---------------

(1) Based on 13,370 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 13,320 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3953

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.


                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $22,285       $18,525       $18,110
Net income (loss)...........................................     (1,254)         (477)       (2,439)
Per common share
  Net income (loss)(1)......................................     (93.47)       (35.56)      (182.44)
  Dividends.................................................         --            --            --
  Book value(2).............................................     439.88        404.32        220.83
Total assets................................................     11,351        11,317         9,466
Shareholders' equity........................................    $ 5,903       $ 5,426       $ 2,941


                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $12,302       $11,879
Income (loss) from operations...............................       (517)         (352)

---------------


(1) Based on 13,420, 13,420 and 13,370 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 13,420, 13,420 and 13,320 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         3954

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The fiscal year 1996 revenues decrease was attributable to the closing of the Hampton location in June of fiscal year 1995 and continued deterioration in sales at the Norfolk, Virginia store.

     Other income (expense), net in fiscal year 1995 includes a loss on abandonment of fixed assets of $1.2 million as a result of the closing of the Hampton, Virginia store.

                            BUSINESS OF THE COMPANY


     General. The Company operates two retail department stores at the following locations in Virginia: Tanglewood Mall in Roanoke and Military Circle in Norfolk. The Company's stores operate in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus. The stores are managed out of the Stovall group office in Richmond, Virginia.



     Facilities. The Company operates two stores, both of which are leased under long-term leases. The store leases have termination dates of 1998 and 2000 respectively. The Company has options to extend the leases for twenty-five and twenty years respectively. The floor space of the leased buildings is 107,000 and 115,000 square feet respectively. Although the Company believes the facilities are adequate to meet its current needs, steadily declining sales at the Military Circle store have precipitated the Company's recent announcement of plans to close that store in April 1998. The Company believes that any remaining obligations under the Military Circle lease through January 14, 2000 will not be material.


     Competition. Specific competitors in the Company's market include Hecht's, Sears, Penney and Wal-Mart.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         3955

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)...........    12,957           97.3%
Thomas M. Belk, Jr. (Director and Executive Officer) (a)....    12,608           94.7%
H. W. McKay Belk (Director and Executive Officer) (a).......    12,608           94.7%
John R. Belk (Director and Executive Officer) (a)...........    12,607           94.6%
James K. Glenn, Jr. (Director)..............................         0               *
David H. Stovall, Jr. (Director and Executive Officer)......         0               *
Bradley Gerndt (Executive Officer)..........................         0               *
Kenneth A. Leggett (Executive Officer)......................         0               *
Belk of Virginia, Inc.......................................    12,607           94.6%
All Directors and Executive Officers as a group (6
  persons)..................................................    12,959           97.3%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Belk of Virginia, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-45001; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102;
David H. Stovall, Jr. and Bradley Gerndt -- Belk of Virginia, 1011 Boulder Springs Drive, Richmond, Va. 23235-3675; Kenneth A. Leggett -- Leggett Stores, P.O. Box 370, South Boston, Va. 24592.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 12,607 shares held by Belk of Virginia, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         3956

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................   F-2

  Unaudited Statements of Earnings and Retained Earnings....   F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4

         3957

                           BELK OF ROANOKE, VA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   125,219   $  130,769
  Accounts receivable, net..................................    2,354,869    2,419,831
  Merchandise inventory.....................................    4,630,748    4,348,397
  Refundable income taxes...................................           --          800
  Deferred income taxes.....................................       72,835      215,441
  Other.....................................................      123,819      155,633
                                                              -----------   ----------
Total current assets........................................    7,307,490    7,270,871
Investments.................................................        5,400        5,400
Property, plant and equipment, net..........................    2,540,795    2,150,145
Deferred income taxes.......................................    1,462,835       40,066
                                                              -----------   ----------
                                                              $11,316,520   $9,466,482
                                                              ===========   ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   854,400   $  931,934
  Payables to affiliates, net...............................    5,006,144    5,540,230
                                                              -----------   ----------
Total current liabilities...................................    5,860,544    6,472,164
Loans payable to affiliates, net............................       30,000           --
Other noncurrent liabilities................................           --       52,869
                                                              -----------   ----------
Total liabilities...........................................    5,890,544    6,525,033
Shareholders' equity:
  Common stock..............................................    1,342,000    1,332,000
  Retained earnings.........................................    4,083,976    1,609,449
                                                              -----------   ----------
Total shareholders' equity..................................    5,425,976    2,941,449
                                                              -----------   ----------
                                                              $11,316,520   $9,466,482
                                                              ===========   ==========

         3958

                           BELK OF ROANOKE, VA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                        JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                           1995          1996          1997
                                                        -----------   -----------   -----------
Total store sales.....................................  $22,543,074   $18,708,708   $18,373,045
Less: Leased Sales....................................      258,537       184,061       263,237
                                                        -----------   -----------   -----------
Net sales.............................................   22,284,537    18,524,647    18,109,808
Operating costs and expenses..........................   22,898,705    18,951,872    18,803,141
                                                        -----------   -----------   -----------
Income from operations................................     (614,168)     (427,225)     (693,333)
                                                        -----------   -----------   -----------
Other income (expense):
  Interest, net.......................................     (320,242)     (347,231)     (367,828)
  Gain (loss) on disposal of property, plant and
     equipment........................................   (1,206,170)           --           135
  Miscellaneous, net..................................         (890)          271       (98,093)
                                                        -----------   -----------   -----------
Total other expense, net..............................   (1,527,302)     (346,960)     (465,786)
                                                        -----------   -----------   -----------
Earnings from continuing operations before income
  taxes, and equity in earnings of unconsolidated
  entities............................................   (2,141,470)     (774,185)   (1,159,119)
Income tax expense (benefit)..........................     (887,077)     (296,921)    1,280,163
                                                        -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.................   (1,254,393)     (477,264)   (2,439,282)
                                                        -----------   -----------   -----------
Net earnings..........................................   (1,254,393)     (477,264)   (2,439,282)
Retained earnings at beginning of period..............    5,815,633     4,561,240     4,083,976
Purchase of treasury stock............................           --            --       (35,245)
                                                        -----------   -----------   -----------
Retained earnings at end of period....................  $ 4,561,240   $ 4,083,976   $ 1,609,449
                                                        ===========   ===========   ===========

         3959

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3960
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3961

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         3962

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         3963

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         3964

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         3965

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         3966

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                 TOTAL
                                                       NET INCOME                            SHAREHOLDERS'
                                          NET SALES     (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                         -----------   -----------   ---------   ---------   -------------
Per Shareholders' Statement............  $18,109,808   $(2,439,282)  $(791,291)  $(366,372)   $2,941,449
Adjustments to eliminate less than
  wholly-owned subsidiaries............           --            --          --          --            --
                                         -----------   -----------   ---------   ---------    ----------
Adjusted Shareholders' Statement.......  $18,109,808    (2,439,282)   (791,291)   (366,372)    2,941,449
                                         ===========   -----------   ---------   ---------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E........                        (84)       (135)      (135)
  Gain/loss on sale of securities......                         --          --          --
  Impairment loss......................                         --          --          --
  Equity in earnings of unconsolidated
    subsidiaries.......................                         --          --          --
  Gain/loss on discontinued
    operations.........................                         --          --          --
  Adjustment to tax expense............                  1,680,143          --          --            --
                                                       -----------   ---------   ---------
Total non-operating items..............                  1,680,059        (135)       (135)
                                                       -----------   ---------   ---------
Other Adjustments:
  Adjustment for dividends received
    from other Belk entities...........                         --          --          --
  Adjustment for Leggett acquisition
    costs..............................                    106,913     106,913     106,913
  Adjustment for ownership in other
    Belk entities......................                                                               --
                                                       -----------   ---------   ---------    ----------
Per Model..............................                $  (652,310)  $(684,513)  $(259,594)   $2,941,449
                                                       ===========   =========   =========    ==========
COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents............  $  (130,769)
    Negative cash balances reclassified
       to accounts payable.............           --
    Receivables from affiliates, net...           --
    Loans receivable from affiliates,
       net.............................           --
  Liabilities
    Notes payable......................           --
    Current installments of long-term
       debt............................           --
    Current portion of obligations
       under capital leases............           --
    Payables to affiliates, net........    5,540,230
    Long-term debt, excluding current
       installments....................           --
    Obligations under capital leases,
       excluding current portion.......           --
    Loans payable to affiliates, net...           --
                                         -----------
Net debt (cash)........................    5,409,461
Adjustments to eliminate less than
  wholly-owned subsidiaries............           --
                                         -----------
Per Model..............................  $ 5,409,461
                                         ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         3967

                                                               SUPPLEMENT NO. 98
         3968

                           BELK OF ROANOKE, VA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 6:10 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 98
         3969

                        BELK OF SOUTH BOSTON, VA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of South Boston, Va., Inc. (the "Company"), to be held on April 15, 1998, at 6:05 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 77.4054 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 16,487 shares of New Belk Class A Common Stock which will represent approximately 0.0275% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                            (99)
         3970

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         3971

                        BELK OF SOUTH BOSTON, VA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF SOUTH BOSTON, VA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of South Boston, Va., Inc. (the "Company") will be held on April 15, 1998, at 6:05 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 77.4054 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         3972

                        BELK OF SOUTH BOSTON, VA., INC.

                               SUPPLEMENT NO. 99

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 99 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF SOUTH BOSTON, VA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Mergers...............     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  APPRAISAL RIGHTS..................................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         3973

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1930 as Leggett's Department Store, Incorporated. The Company changed its name to Belk of South Boston, Va., Inc. on June 12, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 6:05 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Agreement and Plan of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger"), and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 77.4054 shares (the "Exchange Ratio") of Class A common stock par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"), with cash being paid in lieu of fractional shares based on the book value of New Belk Class A Common Stock at the Effective Time.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,654 shares of Common Stock outstanding held of record by 15 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 96.2% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         3974

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGERS

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have certain interests that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk is 420,000,000 shares, consisting of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of: 3,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         3975

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         3976

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by
         3977

66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal

         3978

or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for

         3979

in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

         3980

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or

         3981

director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that to the fullest extent permitted by the VSCA a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.


     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving

         3982

the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         3983

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15"). In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

         3984

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

         3985

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

         3986

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                      ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                    ----------   ----------   --------   ----------   ----------------
Net Sales....................  $6,024,194   $6,024,194     0.6      $ (344,326)     $3,958,842
EBITDA.......................     321,859      357,808       7        (344,326)      2,848,942
EBIT.........................     269,464      305,413      10        (344,326)      3,398,456
Net Income...................     156,754      192,702      15              --       2,890,530
Book Equity..................   2,521,343    2,519,995       1              --       2,519,995

         3987

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 3,958,842
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 3,958,842
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           1.5448%          X        $ 3,958,842         =        $    61,156
Belk Enterprises,
  Inc.                           .3014%          X          3,958,842         =             11,932
Belk of Danville,
  Va., Inc.                      .6029%          X          3,958,842         =             23,868
Belk of Virginia,
  Inc.                         89.5252%          X          3,958,842         =          3,544,161
                                                                                       -----------
Total                                                                                  $ 3,641,117
                                                                                       ===========
Total Relative Value of Company                                                        $ 3,958,842
Total Relative Value of Company Owned by Other Belk Companies                 -          3,641,117
                                                                                       -----------
Net Relative Value of Company                                                 =        $   317,725
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   317,725             /          $1,156,226,577            =               .0275%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0275%               X         59,998,834)        /                213         =            77.4054


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         3988

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 59.06
  Dividends(2)..............................................         75.00
  Book value per share(3)...................................        950.02
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         74.31
  Dividends(2)..............................................         20.13
  Book value per share......................................        969.12


---------------

(1) Based on 2,654 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,654 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         3989

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three year period ended February 1, 1997 and for the nine month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 6,433       $ 6,139       $ 6,024
Net income..................................................        282           215           157
Per common share
  Net income (loss)(1)......................................     106.08         80.94         59.06
  Dividends.................................................      90.00         90.00         75.00
  Book value(2).............................................     975.01        965.95        950.02
Average number of shares outstanding........................
Total assets................................................      2,889         2,838         2,881
Stockholders' equity........................................      2,588         2,564         2,521

                                ---------------

                                                                    NINE MONTHS ENDED
                                                              ------------------------------
                                                               NOVEMBER 2,      NOVEMBER 1,
                                                                  1996             1997
                                                              -------------    -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Net sales...................................................      $4,136           $4,061
Income from operations......................................         165              270

---------------


(1) Based on 2,654 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,654 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         3990

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company operates a retail department store in Hupps Mill Plaza in South Boston, Virginia. The Company's store operates in a manner consistent with the business of the Belk Companies described in the Proxy Statement/Prospectus.

     Facilities. The Company leases its store building, which contains approximately 60,000 square feet of floor area. The current term of the lease expires in 2006. The Company believes the building is adequate to meet its current needs. The Store is managed out of the Stovall group office in Richmond, Virginia.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition, or results of operations.

         3991

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(d).....     2,511           94.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)....................................................     2,442           92.0%
H. W. McKay Belk (Director and Executive Officer) (a)(b)....     2,442           92.0%
John R. Belk (Director and Executive Officer) (a)(b)........     2,441           92.0%
James K. Glenn, Jr. (Director) (c)..........................        40            1.5%
David H. Stovall, Jr. (Director and Executive Officer)......         0               *
Bradley Gerndt (Executive Officer)..........................         0               *
Kenneth A. Leggett (Executive Officer)......................         0               *
Belk of Virginia, Inc.......................................     2,376           89.5%
All Directors and Executive Officers as a group (6
  persons)..................................................     2,553           96.2%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; James K. Glenn,
Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; David H. Stovall, Jr. and Bradley Gerndt -- Belk of Virginia, 1011 Boulder Springs Drive, Richmond, Va. 23235; Kenneth A. Leggett -- Leggett Stores, P.O. Box 370, South Boston, Va. 24592; Belk of Virginia, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 2,376 shares held by Belk of Virginia, Inc., 8 shares held by Belk Investment Company and 16 shares held by Belk of Danville, Va., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(b) Includes 41 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, and John R. Belk, have voting and investment power with respect to such shares.


(c) Includes 32 shares held by James K. Glenn, Jr., Trustee under Will of Daisy Belk Mattox and 8 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in James K. Glenn, Jr., the Trustee of each Trust.



(d) Includes 4 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.

         3992

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................  F-2

  Unaudited Statements of Earnings and Retained Earnings....  F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4

         3993

                        BELK OF SOUTH BOSTON, VA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996


                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   44,525    $   49,616
  Accounts receivable, net..................................     953,809     1,029,272
  Merchandise inventory.....................................   1,342,328     1,302,921
  Receivables from affiliates, net..........................     239,518       294,710
  Refundable income taxes...................................      34,567            --
  Deferred income taxes.....................................          --         1,707
  Other.....................................................      37,492        63,345
                                                              ----------    ----------
Total current assets........................................   2,652,239     2,741,571
Investments.................................................       1,448         1,448
Property, plant and equipment, net..........................     183,995       137,494
                                                              ----------    ----------
                                                              $2,837,682    $2,880,513
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  241,440    $  297,420
  Deferred income taxes.....................................       1,355            --
  Accrued income taxes......................................          --        23,601
                                                              ----------    ----------
Total current liabilities...................................     242,795       321,021
Deferred income taxes.......................................      25,997         8,831
Other noncurrent liabilities................................       5,251        29,318
                                                              ----------    ----------
Total liabilities...........................................     274,043       359,170
Shareholders' equity:
  Common stock..............................................     265,400       265,400
  Retained earnings.........................................   2,298,239     2,255,943
                                                              ----------    ----------
Total shareholders' equity..................................   2,563,639     2,521,343
                                                              ----------    ----------
                                                              $2,837,682    $2,880,513
                                                              ==========    ==========

         3994

                        BELK OF SOUTH BOSTON, VA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Total store sales..........................................  $6,452,776    $6,158,998    $6,032,222
Less: Leased Sales.........................................      19,986        20,176         8,028
                                                             ----------    ----------    ----------
Net sales..................................................   6,432,790     6,138,822     6,024,194
Operating costs and expenses...............................   5,964,186     5,804,195     5,720,120
                                                             ----------    ----------    ----------
Income from operations.....................................     468,604       334,627       304,074
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      (6,259)        8,191          (308)
  Gain (loss) on disposal of property, plant and
     equipment.............................................         100            --            --
  Miscellaneous, net.......................................          --         4,823       (34,610)
                                                             ----------    ----------    ----------
Total other expense, net...................................      (6,159)       13,014       (34,918)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     462,445       347,641       269,156
Income tax expense (benefit)...............................     180,916       132,821       112,402
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     281,529       214,820       156,754
                                                             ----------    ----------    ----------
Net earnings...............................................     281,529       214,820       156,754
Retained earnings at beginning of period...................   2,279,610     2,322,279     2,298,239
Dividends paid.............................................    (238,860)     (238,860)     (199,050)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $2,322,279    $2,298,239    $2,255,943
                                                             ==========    ==========    ==========

         3995

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         3996
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         3997

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                APPRAISAL RIGHTS

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash

         3998

     pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         3999

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         4000

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         4001

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         4002

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                              TOTAL
                                                      NET INCOME                          SHAREHOLDERS'
                                         NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                         ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement............  $6,024,194    $156,754    $269,465   $321,860     $2,521,343
Adjustments to eliminate less than
  wholly-owned subsidiaries............          --          --          --         --             --
                                         ----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement.......  $6,024,194     156,754     269,465    321,860      2,521,343
                                         ==========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E........                      --          --         --
  Gain/loss on sale of securities......                      --          --         --
  Impairment loss......................                      --          --         --
  Equity in earnings of unconsolidated
     subsidiaries......................                      --          --         --
  Gain/loss on discontinued
     operations........................                      --          --         --
  Adjustment to tax expense............                      --          --         --             --
                                                       --------    --------   --------
Total non-operating items..............
                                                       --------    --------   --------
Other Adjustments:
  Adjustment for dividends received
     from other Belk entities..........                      --          --         --
  Adjustment for Leggett acquisition
     costs.............................                  35,948      35,948     35,948
  Adjustment for ownership in other
     Belk entities.....................                                                        (1,348)
                                                       --------    --------   --------     ----------
Per Model..............................                $192,702    $305,413   $357,808     $2,519,995
                                                       ========    ========   ========     ==========
COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
     Cash & cash equivalents...........  $  (49,616)
     Negative cash balances
       reclassified to accounts
       payable.........................          --
     Receivables from affiliates,
       net.............................    (294,710)
     Loans receivable from affiliates,
       net.............................          --
  Liabilities
     Notes payable.....................          --
     Current installments of long-term
       debt............................          --
     Current portion of obligations
       under capital leases............          --
     Payables to affiliates, net.......          --
     Long-term debt, excluding current
       installments....................          --
     Obligations under capital leases,
       excluding current portion.......          --
     Loans payable to affiliates,
       net.............................          --
                                         ----------
Net debt (cash)........................    (344,326)
Adjustments to eliminate less than
  wholly-owned subsidiaries............          --
                                         ----------
Per Model..............................  $ (344,326)
                                         ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.
         4003

                                                               SUPPLEMENT NO. 99
         4004

                        BELK OF SOUTH BOSTON, VA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 6:05 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                               Supplement No. 99
         4005

                           BELK OF DAWSON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Dawson, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 28.7701 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 30,266 shares of New Belk Class A Common Stock which will represent approximately 0.0504% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (100)
         4006

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4007

                           BELK OF DAWSON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF DAWSON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Dawson, Ga., Inc. (the "Company") will be held on April 15, 1998, at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 28.7701 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4008

                           BELK OF DAWSON, GA., INC.

                               SUPPLEMENT NO. 100

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 100 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF DAWSON, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    16
SELECTED HISTORICAL FINANCIAL INFORMATION...................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    18
BUSINESS OF THE COMPANY.....................................    18
SECURITY OWNERSHIP OF THE COMPANY...........................    19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         4009

                                  THE COMPANY


     The Company was incorporated as a Georgia corporation in 1946 as Belk-Hagins Company, of Dawson, Georgia, Incorporated. The Company changed its name to Belk of Dawson, Ga, Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 28.7701 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,556 shares of Common Stock outstanding held of record by 6 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 100% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         4010

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 2,880 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         4011

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to

         4012

be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         4013


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
         4014

If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or

         4015

shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with

         4016

regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not

         4017

indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct
         4018

or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         4019

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

         4020

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

         4021

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT        RELATIVE
METHODOLOGY                  ACTUAL     ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                 --------    --------    --------    --------    ----------------
Net Sales.................  $      0    $     0       0.6       $(46,532)       $46,532
EBITDA....................    47,645     (1,114)        7        (46,532)        38,734
EBIT......................    47,645     (1,114)       10        (46,532)        35,392
Net Income................    47,301      1,590        15             --         23,850
Book Equity...............   616,840     46,236         1             --         46,236

         4022

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Americus,
  Ga., Inc.                    34.3643%          X        $ 2,375,853         =        $   816,445
                                                                                       -----------
Total                                                                                  $   816,445
                                                                                       ===========

Relative Operating Value of Company                                                    $    46,236
Relative Operating Value of Other Companies Owned by Company                  +            816,445
                                                                                       -----------
Total Relative Value of Company                                               =        $   862,681
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk's Department
  Store of Albany,
  Georgia                       5.1414%          X        $   862,681         =        $    44,354
Belk Enterprises,
  Inc.                         21.5938%          X            862,681         =            186,285
Belk Finance Company            5.6555%          X            862,681         =             48,789
                                                                                       -----------
Total                                                                                  $   279,428
                                                                                       ===========

Total Relative Value of Company                                                        $   862,681
Total Relative Value of Company Owned by Other Belk Companies                 -            279,428
                                                                                       -----------
Net Relative Value of Company                                                 =        $   583,253
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   583,253             /          $1,156,226,577            =               .0504%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0504%               X         59,998,834)        /              1,052         =            28.7701


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4023

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 30.40
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        396.43
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         27.62
  Dividends(2)..............................................          7.48
  Book value per share......................................        360.20


---------------

(1) Based on 1,556 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.


(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,556 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4024

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $    --       $    --       $    --
Net income..................................................         73            36            47
Per common share
  Net income (loss)(1)......................................      32.84         23.13         30.40
  Dividends.................................................       2.00          0.00          0.00
  Book value(2).............................................     342.89        366.03        396.43
Total assets................................................        537           570           617
Shareholders' equity........................................        534           570           617

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................      $--           $--
Income (loss) from operations...............................      (1)           (1)

---------------


(1) Based on 2,218, 1,556 and 1,556 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 1,556 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4025

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company formerly operated a retail department store in Dawson, Georgia. The Company closed such store in 1994 and currently conducts no retail operations. The Company's principal assets consist of stock of various Belk Companies. The Company is managed out of the Bergren group office in Gainesville, Florida.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4026

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)........     1,176            75.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)....................................................       840            54.0%
H. W. McKay Belk (Director and Executive Officer) (a)(b)....       840            54.0%
John R. Belk (Director and Executive Officer) (a)(b)........       840            54.0%
Henderson Belk (Director)...................................         0                *
Sarah Belk Gambrell (Director)..............................       380            24.4%
Leroy Robinson (a)..........................................       336            21.6%
Katherine McKay Belk (a)....................................       336            21.6%
Katherine Belk Morris (a)...................................       336            21.6%
Byron L. Bergren (Executive Officer)........................         0                *
James Madden (Executive Officer)............................         0                *
Thomas M. Belk, Trustee U/A dated September 15, 1993........       336            21.6%
Belk Enterprises, Inc.......................................       336            21.6%
Belk Finance Company........................................        88             5.7%
Belk's Department Store of Albany, Georgia..................        80             5.1%
All Directors and Executive Officers as a group (7
  persons)..................................................     1,556           100.0%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Byron L. Bergren and James Madden -- 1312 N. Main Street, Gainesville, Fla. 32601; Belk Enterprises, Inc., Belk Finance Company and Belk's Department Store of Albany, Georgia -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 336 shares held by Thomas M. Belk, Trustee U/A dated September 115, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Included are 336 shares held by Belk Enterprises, Inc., 88 shares held by Belk Finance Company and 80 shares held by Belk's Department Store of Albany, Georgia, which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         4027

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         4028

                           BELK OF DAWSON, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $    219       $     79
  Receivable from affiliates, net...........................     44,380         46,453
  Refundable income taxes...................................        724            183
                                                               --------       --------
Total current assets........................................     45,323         46,715
Investments.................................................    524,893        570,604
                                                               --------       --------
                                                               $570,216       $617,319
                                                               ========       ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Other noncurrent liabilities................................   $    677       $    479
                                                               --------       --------
Total liabilities...........................................        677            479
Shareholders' equity:
  Common stock..............................................    155,600        155,600
  Retained earnings.........................................    413,939        461,240
                                                               --------       --------
Total shareholders' equity..................................    569,539        616,840
                                                               --------       --------
                                                               $570,216       $617,319
                                                               ========       ========

         4029

                           BELK OF DAWSON, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Net sales...................................................   $     --      $     (1)     $     --
Operating costs and expenses................................      3,551        (4,630)        1,115
                                                               --------      --------      --------
Income from operations......................................     (3,551)        4,629        (1,115)
                                                               --------      --------      --------
Other income (expense):
  Interest, net.............................................     19,061         2,088         2,811
  Miscellaneous, net........................................        (50)           --            --
                                                               --------      --------      --------
Total other expense, net....................................     19,011         2,088         2,811
                                                               --------      --------      --------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............     15,460         6,717         1,696
Income tax expense (benefit)................................      3,455         1,289           106
                                                               --------      --------      --------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................     12,005         5,428         1,590
Equity in earnings (loss) of unconsolidated entity, net of
  tax.......................................................     60,842        30,567        45,711
                                                               --------      --------      --------
Net earnings................................................     72,847        35,995        47,301
Retained earnings at beginning of period....................    573,612       377,944       413,939
Dividends paid..............................................     (3,112)           --            --
Purchase of treasury stock..................................   (263,079)           --            --
Retained earnings adjustments...............................     (2,324)           --            --
                                                               --------      --------      --------
Retained earnings at end of period..........................   $377,944      $413,939      $461,240
                                                               ========      ========      ========

         4030

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4031
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4032

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         4033

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         4034

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         4035

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         4036

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         4037

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         4038

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                  NET SALES   (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                  ---------   ----------   --------   ---------   -------------
Per Shareholders' Statement.....................  $     --     $ 47,301    $ 47,645   $ 47,645      $ 616,840
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................        --           --          --         --             --
                                                  --------     --------    --------   --------      ---------
Adjusted Shareholders' Statement................  $     --       47,301      47,645     47,645        616,840
                                                  ========     --------    --------   --------      ---------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.................                     --          --         --
  Gain/loss on sale of securities...............                     --          --         --
  Impairment loss...............................                     --          --         --
  Equity in earnings of unconsolidated
    subsidiaries................................                (45,711)    (48,759)   (48,759)
  Gain/loss on discontinued operations..........                     --          --         --
  Adjustment to tax expense.....................                     --          --         --             --
                                                               --------    --------   --------
Total non-operating items.......................                (45,711)    (48,759)   (48,759)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities...............................                     --          --         --
  Adjustment for ownership in other Belk
    entities....................................                                                     (570,604)
                                                               --------    --------   --------      ---------
Per Model.......................................               $  1,590    $ (1,114)  $ (1,114)     $  46,236
                                                               ========    ========   ========      =========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents.....................  $    (79)
    Negative cash balances reclassified to
      accounts payable..........................        --
    Receivables from affiliates, net............   (46,453)
    Loans receivable from affiliates, net.......        --
  Liabilities
    Notes payable...............................        --
    Current installments of long-term debt......        --
    Current portion of obligations under capital
      leases....................................        --
    Payables to affiliates, net.................        --
    Long-term debt, excluding current
      installments..............................        --
    Obligations under capital leases, excluding
      current portion...........................        --
    Loans payable to affiliates, net............        --
                                                  --------
Net debt (cash).................................   (46,532)
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................        --
                                                  --------
Per Model.......................................  $(46,532)
                                                  ========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4039

                                                              SUPPLEMENT NO. 100
         4040

                           BELK OF DAWSON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 5:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 100
         4041

                          BELK OF ELBERTON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Elberton, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 29.2525 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 26,181 shares of New Belk Class A Common Stock which will represent approximately 0.0436% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (101)
         4042

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4043

                          BELK OF ELBERTON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF ELBERTON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Elberton, Ga., Inc. (the "Company") will be held on April 15, 1998, at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 29.2525 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4044

                          BELK OF ELBERTON, GA., INC.

                               SUPPLEMENT NO. 101

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 101 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF ELBERTON, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND
  RESULTS OF OPERATIONS.....................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         4045

                                  THE COMPANY


     The Company was incorporated as a Georgia corporation in 1930. The Company changed its name from Gallant-Belk Company of Elberton, Ga., Inc. to Belk of Elberton, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 29.2525 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,949 shares of Common Stock outstanding held of record by 30 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 85.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock

         4046

vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,360 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A

         4047

Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to

         4048

be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles specify that to liquidate and discontinue the business of the Company requires a two-thirds vote.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         4049


     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
         4050

If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or

         4051

shareholders of the Company. The GBCC allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with

         4052

regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not

         4053

indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation

         4054

or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other
         4055

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

         4056

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

         4057

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT         RELATIVE
METHODOLOGY                ACTUAL      ADJUSTED    MULTIPLE      CASH       OPERATING VALUES
-----------              ----------    --------    --------    ---------    ----------------
Net Sales..............  $        0    $      0      0.6       $(465,021)       $465,021
EBITDA.................      10,934      (2,521)       7        (465,021)        447,374
EBIT...................      10,934      (2,521)      10        (465,021)        439,811
Net Income.............      30,833      19,388       15              --         290,820
Book Equity............   1,008,720     465,073        1              --         465,073

         4058

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Gallant-Belk Company
  Anderson, S.C.                 .3519%          X        $31,711,921         =        $   111,594
Belk of Orangeburg,
  S.C., Inc.                    8.4811%          X         11,906,703         =          1,009,819
Belk's Department
  Store of Winnsboro,
  S.C., Incorporated            8.9744%          X            845,995         =             75,923
                                                                                       -----------
Total                                                                                  $ 1,197,337
                                                                                       ===========
Relative Operating Value of Company                                                    $   465,073
Relative Operating Value of Other Companies Owned by Company                  +          1,197,337
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,662,410
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company           66.8023%          X        $ 1,662,410         =        $ 1,110,528
Belk of Dalton, Ga.,
  Inc.                           .1356%          X          1,662,410         =              2,254
Belk of Hartwell Ga.,
  Inc.                          2.7128%          X          1,662,410         =             45,098
                                                                                       -----------
Total                                                                                  $ 1,157,880
                                                                                       ===========
Total Relative Value of Company                                                        $ 1,662,410
Total Relative Value of Company Owned by Other Belk Companies                 -          1,157,880
                                                                                       -----------
Net Relative Value of Company                                                 =        $   504,530
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
            COMPANY                         BELK COMPANIES                       SHAREHOLDERS(1)
         $  504,530              /          $1,156,226,577            =               .0436%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0436%               X         59,998,834)        /                895         =            29.2525


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

         4059

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4060

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 10.46
  Dividends(2)..............................................          8.00
  Book value per share(3)...................................        342.05
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         28.08
  Dividends(2)..............................................          7.61
  Book value per share......................................        366.24


---------------

(1) Based on 2,949 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,949 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4061

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $    --       $    --       $    --
Net income..................................................         27            25            31
Per common share
  Net income (loss)(1)......................................       9.27          8.40         10.46
  Dividends.................................................       3.00         11.00          8.00
  Book value(2).............................................     342.20        339.60        342.05
Total assets................................................      1,048         1,560         1,009
Shareholders' equity........................................      1,009         1,001         1,009

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................      $--           $--
Income (loss) from operations...............................       (2)           (2)

---------------


(1) Based on 2,949 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,949 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4062

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company formerly operated a retail department store in Elberton, Georgia. The Company closed such store in 1990 and currently conducts no retail operations. The Company's principal assets are receivables from affiliated entities and stock of various Belk companies. The Company is managed out of the Kerr group office in Norcross, Georgia.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4063

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....     2,324           78.8%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)(d).................................................     2,128           72.2%
H. W. McKay Belk (Director and Executive Officer)
  (a)(c)(e).................................................     2,128           72.2%
John R. Belk (Director and Executive Officer) (a)(c)(f).....     2,123           72.0%
Henderson Belk (Director) (b)...............................         4               *
Sarah Gambrell Knight.......................................       164            5.6%
Leroy Robinson (Director) (a)...............................        10               *
Robert K. Kerr, Jr. (Director and Executive Officer)........         0               *
Gallant-Belk Company........................................     1,970           66.8%
All Directors and Executive Officers as a group (7
  persons)..................................................     2,511           85.1%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk and Leroy Robinson -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; Robert K. Kerr, Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Gallant-Belk Company -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 10 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 4 shares held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 1,970 shares held by Gallant-Belk Company, 80 shares held by Belk of Hartwell, Ga., Inc. and 4 shares held by Belk of Dalton, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(d) Includes 20 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(e) Includes 20 shares held by H. W. McKay Belk as custodian for his minor children.

(f) Includes 15 shares held by John R. Belk as custodian for his minor children.

         4064

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         4065

                          BELK OF ELBERTON, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $       --    $        1
  Receivable from affiliates, net...........................          --           742
  Refundable income taxes...................................         492           573
                                                              ----------    ----------
Total current assets........................................         492         1,316
Loans receivable from affiliates, net.......................   1,016,278       464,278
Investments.................................................     543,647       543,647
                                                              ----------    ----------
                                                              $1,560,417    $1,009,241
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $       15    $      521
  Payables to affiliates, net...............................     558,920            --
  Accrued income taxes......................................           3            --
                                                              ----------    ----------
Total current liabilities...................................     558,938           521
                                                              ----------    ----------
Total liabilities...........................................     558,938           521
Shareholders' equity:
  Common stock..............................................     294,900       294,900
  Retained earnings.........................................     706,579       713,820
                                                              ----------    ----------
Total shareholders' equity..................................   1,001,479     1,008,720
                                                              ----------    ----------
                                                              $1,560,417    $1,009,241
                                                              ==========    ==========

         4066

                          BELK OF ELBERTON, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Operating costs and expenses................................   $  1,715      $  1,490      $  2,521
                                                               --------      --------      --------
Income from operations......................................     (1,715)       (1,490)       (2,521)
                                                               --------      --------      --------
Other income (expense):
  Interest, net.............................................     35,820        33,274        25,315
  Dividend income...........................................        450           625        13,455
  Miscellaneous, net........................................       (459)           --            --
                                                               --------      --------      --------
Total other expense, net....................................     35,811        33,899        38,770
                                                               --------      --------      --------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............     34,096        32,409        36,249
Income tax expense (benefit)................................      6,765         7,638         5,416
                                                               --------      --------      --------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................     27,331        24,771        30,833
                                                               --------      --------      --------
Net earnings................................................     27,331        24,771        30,833
Retained earnings at beginning of period....................    695,763       714,247       706,579
Dividends paid..............................................     (8,847)      (32,439)      (23,592)
                                                               --------      --------      --------
Retained earnings at end of period..........................   $714,247      $706,579      $713,820
                                                               ========      ========      ========

         4067

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4068
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. (BSS) in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4069

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                               TITLE 14 CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         4070

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         4071

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         4072

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         4073

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         4074

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         4075

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                             NET INCOME                          SHAREHOLDERS'
                                                 NET SALES   (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ---------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $      --    $ 30,833    $ 10,934   $ 10,934     $1,008,720
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................         --          --          --         --             --
                                                 ---------    --------    --------   --------     ----------
Adjusted Shareholders' Statement...............  $      --      30,833      10,934     10,934      1,008,720
                                                 =========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                     --          --         --
  Gain/loss on sale of securities..............                     --          --         --
  Impairment loss..............................                     --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                     --          --         --
  Gain/loss on discontinued operations.........                     --          --         --
  Adjustment to tax expense....................                     --          --         --             --
                                                              --------    --------   --------
Total non-operating items......................                     --          --         --
                                                              --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                (11,445)    (13,455)   (13,455)
  Adjustment for ownership in other Belk
    entities...................................                                                     (543,647)
                                                              --------    --------   --------     ----------
Per Model......................................               $ 19,388    $ (2,521)  $ (2,521)    $  465,073
                                                              ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $      --
    Negative cash balances reclassified to
      accounts payable.........................         --
    Receivables from affiliates, net...........       (743)
    Loans receivable from affiliates, net......   (464,278)
  Liabilities
    Notes payable..............................         --
    Current installments of long-term debt.....         --
    Current portion of obligations under
      capital leases...........................         --
    Payables to affiliates, net................         --
    Long-term debt, excluding current
      installments.............................         --
    Obligations under capital leases, excluding
      current portion..........................         --
    Loans payable to affiliates, net...........         --
                                                 ---------
Net debt (cash)................................   (465,021)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................         --
                                                 ---------
Per Model......................................  $(465,021)
                                                 =========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4076

                                                              SUPPLEMENT NO. 101
         4077

                          BELK OF ELBERTON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 3:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      -------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                            Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 101
         4078

                           BELK OF THOMSON, GA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Thomson, Ga., Inc. (the "Company"), to be held on April 15, 1998, at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 27.2683 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 41,666 shares of New Belk Class A Common Stock which will represent approximately 0.0694% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (102)
         4079

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4080

                           BELK OF THOMSON, GA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF THOMSON, GA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Thomson, Ga., Inc. (the "Company") will be held on April 15, 1998, at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Georgia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 27.2683 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4081

                           BELK OF THOMSON, GA., INC.

                               SUPPLEMENT NO. 102

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 102 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF THOMSON, GA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   16
SELECTED HISTORICAL FINANCIAL INFORMATION...................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   18
BUSINESS OF THE COMPANY.....................................   18
SECURITY OWNERSHIP OF THE COMPANY...........................   19
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         4082

                                  THE COMPANY


     The Company was incorporated as a Georgia corporation in 1954. The Company changed its name from Belk-Gallant Company of Thomson, Georgia, Inc. to Belk of Thomson, Ga., Inc. on July 23, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under Georgia law), will be converted, without any action on the part of the Shareholder, into the right to receive 27.2683 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,728 shares of Common Stock outstanding held of record by 13 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 77.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         4083

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Georgia Business Corporation Code (the "GBCC"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 4,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         4084

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the GBCC, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as the effect of such distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         4085

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The GBCC permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and holders of at least 25%, or such greater or lesser percentages as may be provided in the articles of incorporation or bylaws, of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any Shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the GBCC, unless the articles of incorporation, the bylaws or the provisions regarding meetings in the GBCC specify a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the GBCC, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the GBCC requires an amendment to the articles of incorporation to be recommended by the board of directors to the
         4086


shareholders and approved by a majority (unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the GBCC) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater vote or a vote by voting groups to amend the Company Articles.


     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the GBCC, the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the GBCC reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have concurrent power, by vote of a majority of all of the directors, to make, alter, amend and rescind the Company Bylaws. The bylaws enacted by the Shareholders may be affected by action of the Company Board and vice versa; provided, however, the Company Board may not re-enact a bylaw which the Shareholders have repealed or altered, nor may it repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board or enhances or protects the right of Shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the GBCC, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action or, if so provided in the articles of incorporation, by persons entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting groups) of votes that would be necessary to authorize or take the action at which all shareholders entitled to vote were present and voted sign the written consent(s) describing such action. The Company Bylaws permit any action which may be taken at a meeting of the Shareholders to be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Company.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         4087

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation or a bylaw approved by the shareholders, the GBCC permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The GBCC requires a corporation to have at least one director. The articles of incorporation or the bylaws may authorize the shareholders or the board of directors to change the number of directors. If the articles of incorporation or the bylaws establish a variable range for the size of directors, the number of directors may be changed, within the prescribed range, by the shareholders or, if the articles of incorporation so provide, by the board of directors. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     Under the GBCC, a director must be a natural person and at least 18 years of age, but does not have to be a resident of Georgia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation. The Company Articles do not require directors of the Company to be residents of Georgia or

         4088

shareholders of the Company. The GBCC also allows the articles of incorporation or the bylaws to provide for additional qualifications of directors.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     Under the GBCC, the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.


     According to the GBCC, unless the articles of incorporation or bylaws provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only by a majority of votes entitled to be cast.


     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the GBCC, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the GBCC generally permits transactions involving a Georgia corporation and an interested director of that corporation if: (i) the transaction received the affirmative vote of a majority (but not less than two) of those qualified directors on the board of directors or on a duly empowered committee thereof who voted on the transaction after required disclosure to them; (ii) if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after (a) notice to shareholders describing the director's conflicting interest transaction, (b) provision of the information with

         4089

regard to any unqualified shares and (c) required disclosure to the shareholders who voted on the transaction (to the extent the information was not known by them); or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the GBCC, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the GBCC (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under the GBCC or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him whether or not involving action in his official capacity. A Georgia corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     The Company Bylaws authorize indemnification as provided in the GBCC. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not

         4090

indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the GBCC, a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The GBCC concerning the approval of mergers and share exchanges is similar in all material respects to the DGCL, except action by the shareholders of the surviving corporation is not required if the number and kind of shares outstanding immediately after the merger or share exchange, plus the number and kind of shares issuable as a result of the merger or share exchange and by the conversion of securities issued pursuant to the merger or share exchange or the exercise of rights and warrants issued pursuant to the merger or share exchange does not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger or share exchange. The GBCC and DGCL provisions concerning the approval of the sale of all or substantially all of the assets of a corporation are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the GBCC include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the GBCC, "business combinations" generally encompass (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of a substantial percentage of assets of the corporation,
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested shareholder, except in certain circumstances or (v) any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who (i) is the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) is an affiliate or associate of the corporation and within three years of the date in question was the direct
         4091

or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the GBCC, an "interested shareholder" is any person who owns 10% of the outstanding voting shares or is an affiliate of the corporation owning 10% of the outstanding voting shares within the prior two years, and a "continuing director" is a director not associated or affiliated with any interested shareholder.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the GBCC, if at least three continuing directors serve on the board of directors, then those directors must unanimously approve the business combination. If three continuing directors do not serve on the board of directors, then 66 2/3% of the continuing directors must recommend the business combination and a majority of shareholders entitled to cast a vote must approve the business combination. Also, except under certain circumstances, no mergers may occur between a corporation and an interested shareholder within five years of the date the shareholder became an interested shareholder.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the GBCC provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The GBCC concerning preemptive rights is equivalent to the DGCL. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other

         4092

books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the GBCC, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporations; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the GBCC ("Article 13") has the right to receive in cash the fair value of such Shareholder's shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     To exercise appraisal rights under Article 13, a holder of Common Stock must (i) deliver to the Company before the taking of the vote of Shareholders on the Reorganization Agreement written notice of his intent to demand payment for his shares if the Merger is effected and (ii) not vote his shares in favor of the Reorganization Agreement. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 13. In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Reorganization Agreement and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial Shareholder and he notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares are registered in the names of different Shareholders.

     If the Reorganization Agreement is approved at the Special Meeting, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who satisfied the notice requirements of Article 13. The Dissenters' Notice must be sent within 10 days after the Effective Time and must
(i) state where the demand for payment must be sent and where and when certificates for shares must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received, (iii) set a date by which the Company must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and (iv) be accompanied by a copy of Article 13.

     A record Shareholder who receives the Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. Such Shareholder will retain all other rights of a Shareholder until those rights are canceled or modified by the consummation of the Merger. A record Shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Article 13.

         4093

     Within 10 days of the later of the Effective Time or receipt of a payment demand, the Company must offer to pay each dissenting Shareholder who complied with Article 13 the amount the Company estimates to be the fair value of his shares, plus accrued interest from the Effective Time. Such offer of payment must be accompanied by (i) certain recent Company financial statements, (ii) the Company's estimate of the fair value of the shares and interest due, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Article 13 and (v) a copy of Article
13. If the Shareholder accepts the Company's offer by written notice to the Company within 30 days after the Company's offer, the Company must make payment within 60 days after the later of the making of the offer or the Effective Time.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, the Company must return the deposited certificates. If, after such return, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment procedure described above.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and the interest due, and may demand payment of his estimate, if (i) he believes that the amount offered by the Company is less than the fair value of his shares or that the interest due has been calculated incorrectly or (ii) the Company, having failed to consummate the Merger, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares. If the Company does not offer payment within 10 days of the later of the Effective Time or receipt of a payment demand, then (i) the Shareholder may demand the financial statements and other information of the Company, and the Company must provide such information within 10 days after receipt of the written demand and (ii) the Shareholder may notify the Company of his own estimate of the fair value of his shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment by a Shareholder remains unsettled, the Company must commence a nonjury equity valuation proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the Company does not commence a valuation proceeding within 60 days, the Company is required to pay each dissenting Shareholder whose demand remains unsettled, the amount demanded. The Company is required to make all dissenting Shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting Shareholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting Shareholder made a party to the proceeding is entitled to judgment for the fair value of his shares plus interest to the date of judgment.

     In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders to the extent the court finds they acted arbitrarily, vexatiously or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the Company if the court finds the Company did not substantially comply with the requirements of Article 13, or against either the Company or a dissenting Shareholder if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13.

     If the court finds that the services of the attorneys for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against the Company, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting Shareholders who were benefited. No action by any dissenting Shareholder to enforce dissenters' rights may be brought more than three years after the Effective Time, regardless of whether notice of the Merger and of the right to dissent was given by the Company in compliance with the provisions of Article 13.

         4094

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                              NET DEBT         RELATIVE
METHODOLOGY                ACTUAL     ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------               --------    --------    --------    ---------    ----------------
Net Sales...............  $      0    $      0       0.6      $(422,712)       $422,712
EBITDA..................     9,970      (1,700)        7       (422,712)        410,812
EBIT....................     9,970      (1,700)       10       (422,712)        405,712
Net Income..............    29,275      18,915        15             --         283,725
Book Equity.............   847,619     423,700         1             --         423,700

         4095

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Orangeburg,
  S.C., Inc.                    8.4811%          X        $11,906,703         =        $ 1,009,819
                                                                                       -----------
Total                                                                                  $ 1,009,819
                                                                                       ===========
Relative Operating Value of Company                                                    $   423,700
Relative Operating Value of Other Companies Owned by Company                  +          1,009,819
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,433,519
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Gallant-Belk Company           12.7566%          X        $ 1,433,519         =        $   182,868
Belk Enterprises,
  Inc.                         30.7918%          X          1,433,519         =            441,406
Belk of Thomaston,
  Ga., Inc.                      .4399%          X          1,433,519         =              6,306
                                                                                       -----------
Total                                                                                  $   630,581
                                                                                       ===========
Total Relative Value of Company                                                        $ 1,433,505
Total Relative Value of Company Owned by Other Belk Companies                 -            630,581
                                                                                       -----------
Net Relative Value of Company                                                 =        $   802,939
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   802,939             /          $1,156,226,577            =               .0695%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0695%               X         59,998,834)        /              1,528         =            27.2683


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4096

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 10.73
  Dividends(2)..............................................          8.00
  Book value per share(3)...................................        310.71
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         26.18
  Dividends(2)..............................................          7.09
  Book value per share......................................        341.40


---------------

(1) Based on 2,728 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,728 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4097

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $    --       $    --       $    --
Net income..................................................         25            21            29
Per common share
  Net income (loss)(1)......................................       9.31          7.81         10.73
  Dividends.................................................       4.00         12.00          8.00
  Book value(2).............................................     312.17        307.98        310.71
Total assets................................................        893         1,318           847
Shareholders' equity........................................        852           840           848

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................      $--           $--
Income (loss) from operations...............................       (2)           (2)

---------------


(1) Based on 2,728 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,728 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4098

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The Company formerly operated a retail department store in Thomson, Georgia. The Company closed such store in 1990 and currently conducts no retail operations. The Company's principal assets are receivables from affiliated entities and stock of various Belk Companies. The Company is managed out of the Kerr group office in Norcross, Georgia.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4099

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)........      2,064           75.7%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)....................................................      1,608           58.9%
H. W. McKay Belk (Director and Executive Officer) (a)(b)....      1,632           59.8%
John R. Belk (Director and Executive Officer) (a)(b)........      1,608           58.9%
Henderson Belk (Director)...................................          0               *
Sarah Belk Gambrell.........................................        520           19.1%
Leroy Robinson (Director) (a)...............................        400           14.7%
Katherine McKay Belk (a)....................................        400           14.7%
Katherine Belk Morris (a)...................................        416           15.2%
Robert K. Kerr, Jr. (Director and Executive Officer)........          0               *
Thomas M. Belk, Trustee U/A dated September 15, 1993........        400           14.7%
Gallant-Belk Company........................................        348           12.8%
Belk Enterprises, Inc.......................................        840           30.8%
All Directors and Executive Officers as a group (7
  persons)..................................................      2,112           77.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28210; Robert K. Kerr,
Jr. -- 1890-D Beaver Ridge Circle, Norcross, Ga. 30071; Gallant-Belk Company, Belk Enterprises, Inc. and Thomas M. Belk, Trustee U/A dated September 15,
1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 400 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 348 shares held by Gallant-Belk Company, 840 shares held by Belk Enterprises, Inc. and 12 shares held by Belk of Thomaston, Ga., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         4100

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         4101

                           BELK OF THOMSON, GA., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,    FEBRUARY 1,
                                                                 1996           1997
                                                              -----------    -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $       --      $     (1)
  Accounts receivable, net..................................         741           (96)
  Refundable income taxes...................................          92           343
                                                              ----------      --------
Total current assets........................................         833           246
Loans receivable from affiliates, net.......................     892,901       422,901
Investments.................................................     423,919       423,919
                                                              ----------      --------
                                                              $1,317,653      $847,066
                                                              ==========      ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $       96      $   (741)
  Payables to affiliates, net...............................     476,583           188
  Accrued income taxes......................................         806            --
                                                              ----------      --------
Total current liabilities...................................     477,485          (553)
                                                              ----------      --------
Total liabilities...........................................     477,485          (553)
Shareholders' equity:
  Common stock..............................................     272,800       272,800
  Additional paid in capital................................       1,259         1,259
  Retained earnings.........................................     566,109       573,560
                                                              ----------      --------
Total shareholders' equity..................................     840,168       847,619
                                                              ----------      --------
                                                              $1,317,653      $847,066
                                                              ==========      ========

         4102

                           BELK OF THOMSON, GA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Net sales...................................................   $     --      $      1      $     --
Operating costs and expenses................................      1,915         1,354         1,700
                                                               --------      --------      --------
Income from operations......................................     (1,915)       (1,353)       (1,700)
                                                               --------      --------      --------
Other income (expense):
  Interest, net.............................................     34,652        29,947        23,008
  Dividend income...........................................         --            --        11,670
  Miscellaneous, net........................................       (269)          525            --
                                                               --------      --------      --------
Total other expense, net....................................     34,383        30,472        34,678
                                                               --------      --------      --------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............     32,468        29,119        32,978
Income tax expense (benefit)................................      7,065         7,823         3,703
                                                               --------      --------      --------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................     25,403        21,296        29,275
                                                               --------      --------      --------
Net earnings................................................     25,403        21,296        29,275
Retained earnings at beginning of period....................    563,058       577,549       566,109
Dividends paid..............................................    (10,912)      (32,736)      (21,824)
                                                               --------      --------      --------
Retained earnings at end of period..........................   $577,549      $566,109      $573,560
                                                               ========      ========      ========

         4103

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4104
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4105

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                              TITLE 14, CHAPTER 2
                             BUSINESS CORPORATIONS
                                STATE OF GEORGIA

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         4106

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's right.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         4107

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         4108

14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing

         4109

under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

14-2-1330.  COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         4110

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

         4111

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                 ----------   ----------   --------   ---------   -------------
Per Shareholders' Statement....................  $       --    $ 29,275    $  9,970   $  9,970      $ 847,619
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --         --             --
                                                 ----------    --------    --------   --------      ---------
Adjusted Shareholders' Statement...............  $       --      29,275       9,970      9,970        847,619
                                                 ==========    --------    --------   --------      ---------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                      --          --         --
  Gain/loss on sale of securities..............                      --          --         --
  Impairment loss..............................                      --          --         --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --         --
  Gain/loss on discontinued operations.........                      --          --         --
  Adjustment to tax expense....................                      --          --         --             --
                                                               --------    --------   --------
Total non-operating items......................                      --          --         --
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                 (10,360)    (11,670)   (11,670)
  Adjustment for ownership in other Belk
    entities...................................                                                      (423,919)
                                                               --------    --------   --------      ---------
Per Model......................................                $ 18,915    $ (1,700)  $ (1,700)     $ 423,700
                                                               ========    ========   ========      =========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $       --
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........          --
    Loans receivable from affiliates, net......    (422,900)
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................         188
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (422,712)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (422,712)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4112

                                                              SUPPLEMENT NO. 102
         4113

                           BELK OF THOMSON, GA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 4:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    ,1998
                                                      --------------------

                                                --------------------------------
                                                           Signature

                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 102
         4114

                  BELK DEPARTMENT STORE OF EDENTON, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Department Store of Edenton, N.C., Inc. (the "Company"), to be held on April 15, 1998, at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 33.8123 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 47,540 shares of New Belk Class A Common Stock which will represent approximately 0.0792% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                           (103)
         4115

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4116

                  BELK DEPARTMENT STORE OF EDENTON, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK DEPARTMENT STORE OF EDENTON, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Department Store of Edenton, N.C., Inc. (the "Company") will be held on April 16, 1998, at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 33.8123 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4117

                  BELK DEPARTMENT STORE OF EDENTON, N.C., INC.

                               SUPPLEMENT NO. 103

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 103 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK DEPARTMENT STORE OF EDENTON, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         4118

                                  THE COMPANY

     The Company was incorporated as a North Carolina corporation in 1949. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 33.8123 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,404 shares of Common Stock outstanding held of record by 23 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 84.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         4119

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         4120

converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay

         4121

its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         4122

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors to make, alter, amend and rescind the bylaws of the Company. The bylaws enacted by the Shareholders may be affected by action of the Company Board, and the bylaws enacted by the Company Board may be affected by the Shareholders; but the Company Board may not re-enact, substantially or otherwise, a bylaw which the Shareholders have repealed or altered, nor may they repeal a bylaw enacted by the Shareholders which limits the powers of the Company Board, or enhances or protects the rights of shareholders, without the consent of the Shareholders.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without

         4123

prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more
         4124

than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

         4125

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official

         4126

capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which

         4127

results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         4128

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation (i) if the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.
         4129


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

         4130

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         4131

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                   NET DEBT         RELATIVE
METHODOLOGY                    ACTUAL      ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------                  ----------   ----------   --------   -----------   ----------------
Net Sales..................  $        0   $        0     0.6      $(1,364,501)    $ 1,364,501
EBITDA.....................      81,671          362       7       (1,364,501)      1,367,035
EBIT.......................      81,780          471      10       (1,364,501)      1,369,211
Net Income.................      59,267          451      15               --           6,765
Book Equity................   1,421,193    1,400,143       1               --       1,400,143

         4132

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk Enterprises,
  Inc.                           .0464%          X       $358,369,404         =        $   166,283
                                                                                       -----------
Total                                                                                  $   166,283
                                                                                       ===========
Relative Operating Value of Company                                                    $ 1,400,143
Relative Operating Value of Other Companies Owned by Company                  +            166,283
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,566,426
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           6.9884%          X        $ 1,566,426         =        $   109,468
Belk Enterprises,
  Inc.                         25.1248%          X          1,566,426         =            393,562
Belk of Orangeburg,
  S.C., Inc.                     9.401%          X          1,566,426         =            147,260
                                                                                       -----------
Total                                                                                  $   650,289
                                                                                       ===========
Total Relative Value of Company                                                        $ 1,566,426
Total Relative Value of Company Owned by Other Belk Companies                 -            650,289
                                                                                       -----------
Net Relative Value of Company                                                 =        $   916,137
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   916,137             /          $1,156,226,577            =               .0792%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0792%               X         59,998,834)        /              1,406         =            33.8123


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4133

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 24.65
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        591.18
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         32.46
  Dividends(2)..............................................          8.79
  Book value per share......................................        423.33


---------------

(1) Based on 2,404 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,404 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4134

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $ 1,111       $ 1,265       $    --
Net income (loss)...........................................         17           (38)           59
Per common share
  Net income (loss)(1)......................................       7.12        (15.65)        24.65
  Dividends.................................................       5.00          5.00          0.00
  Book value(2).............................................     587.18        566.52        591.18
Total assets................................................      1,473         1,407         1,433
Shareholders' equity........................................      1,412         1,362         1,421

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $   --        $   --
Income (loss) from operations...............................        (5)           (4)

---------------


(1) Based on 2,404 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,404 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4135

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The Company's only store was closed at the end of fiscal year 1996.

                            BUSINESS OF THE COMPANY

     General. The Company formerly operated a retail department store in Edenton, North Carolina. The Company closed such store in 1996 and currently conducts no retail operations. The Company's principal assets include receivables from affiliates and cash and cash equivalents. The Company is managed out of the Howard group office in Fayetteville, North Carolina.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4136

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)...........................................     1,644           68.4%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(d)(e).................................................     1,246           51.8%
H. W. McKay Belk (Director and Executive Officer)
  (a)(d)(e).................................................     1,246           51.8%
John R. Belk (Director and Executive Officer) (a)(d)(e).....     1,256           52.2%
Henderson Belk (Director) (b)(c)............................        56            2.3%
Sarah Belk Gambrell (Director) (b)(c).......................       432           18.0%
Leroy Robinson (Director) (a)...............................       244           10.1%
Troy M. Howard (Executive Officer)..........................         0               *
Katherine McKay Belk (a)....................................       244           10.1%
Katherine Belk Morris (a)...................................       248           10.3%
William R. Young (Executive Officer)........................         0               *
Foundation for the Carolinas................................       320           13.3%
Brothers Investment Company.................................       244           10.1%
Belk Enterprises, Inc.......................................       604           25.1%
Belk of Orangeburg, S.C., Inc...............................       226            9.4%
J.V. Properties.............................................       168            7.0%
All Directors and Executive Officers as a group (8
  persons)..................................................     2,042           84.9%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Troy M. Howard and William
R. Young -- 4525 Camp Ground Road, Fayetteville, N.C. 28314; William Spence, Foundation for the Carolinas, 1043 E. Morehead Street, Suite 100, Charlotte, N.C. 28204; Brothers Investment Company, Belk Enterprises, Inc., Belk of Orangeburg, S.C., Inc., and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 244 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.



(b) Includes 40 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.

         4137


(c)  Includes 16 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 604 shares held by Belk Enterprises, Inc. and 226 shares held by Belk of Orangeburg, S.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.


(e) Includes 168 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

         4138

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         4139

                  BELK DEPARTMENT STORE OF EDENTON, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   99,256    $    1,189
  Accounts receivable, net..................................     212,883        40,592
  Receivable from affiliates, net...........................     202,340     1,361,813
  Refundable income taxes...................................       5,721         2,968
  Deferred income taxes.....................................       1,067           639
  Other.....................................................       9,531         2,808
                                                              ----------    ----------
Total current assets........................................     530,798     1,410,009
Loans receivable from affiliates, net.......................     801,500         1,500
Investments.................................................      21,049        21,049
Property, plant and equipment, net..........................      53,742            --
                                                              ----------    ----------
                                                              $1,407,089    $1,432,558
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $   42,630    $    7,204
  Accrued income taxes......................................          --         3,167
                                                              ----------    ----------
Total current liabilities...................................      42,630        10,371
Deferred income taxes.......................................       1,539            --
Other noncurrent liabilities................................         994           994
                                                              ----------    ----------
Total liabilities...........................................      45,163        11,365
Shareholders' equity:
  Common stock..............................................     240,400       240,400
  Additional paid in capital................................      44,543        44,543
  Retained earnings.........................................   1,076,983     1,136,250
                                                              ----------    ----------
Total shareholders' equity..................................   1,361,926     1,421,193
                                                              ----------    ----------
                                                              $1,407,089    $1,432,558
                                                              ==========    ==========

         4140

                  BELK DEPARTMENT STORE OF EDENTON, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $1,111,276    $1,265,494    $       --
Operating costs and expenses...............................   1,117,362     1,360,246          (456)
                                                             ----------    ----------    ----------
Income from operations.....................................      (6,086)      (94,752)          456
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      29,676        43,294           153
  Dividend income..........................................         750           821           868
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --         1,620        80,441
  Miscellaneous, net.......................................      (2,765)        2,658            15
                                                             ----------    ----------    ----------
Total other expense, net...................................      27,661        48,393        81,477
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........      21,575       (46,359)       81,933
Income tax expense (benefit)...............................       4,454        (8,730)       22,666
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      17,121       (37,629)       59,267
                                                             ----------    ----------    ----------
Net earnings...............................................      17,121       (37,629)       59,267
Retained earnings at beginning of period...................   1,121,531     1,126,632     1,076,983
Dividends paid.............................................     (12,020)      (12,020)           --
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,126,632    $1,076,983    $1,136,250
                                                             ==========    ==========    ==========

         4141

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4142
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4143

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         4144

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         4145

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         4146

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         4147

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         4148

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         4149

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $        --    $ 59,267    $ 81,780   $ 81,671     $1,421,193
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $         0      59,267      81,780     81,671      1,421,193
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                  (58,188)    (80,441)   (80,441)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                  (58,188)    (80,441)   (80,441)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                     (628)       (868)      (868)
  Adjustment for ownership in other Belk
    entities..................................                                                        (21,050)
                                                               --------    --------   --------     ----------
Per Model.....................................                 $    451    $    471   $    362     $1,400,143
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $    (1,188)
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,361,813)
    Loans receivable from affiliates, net.....       (1,500)
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,364,501)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,364,501)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4150

                                                              SUPPLEMENT NO. 103
         4151

                  BELK DEPARTMENT STORE OF EDENTON, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 4:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 103
         4152

                        BELK OF THOMASVILLE, N.C., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Thomasville, N.C., Inc. (the "Company"), to be held on April 16, 1998, at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 19.8693 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 56,866 shares of New Belk Class A Common Stock which will represent approximately 0.0948% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (104)
         4153

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4154

                        BELK OF THOMASVILLE, N.C., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK OF THOMASVILLE, N.C., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Thomasville, N.C., Inc. (the "Company") will be held on April 16, 1998, at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 19.8693 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4155

                        BELK OF THOMASVILLE, N.C., INC.

                               SUPPLEMENT NO. 104

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 104 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF THOMASVILLE, N.C., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         4156

                                  THE COMPANY


     The Company was incorporated as a North Carolina corporation in 1935 as Hudson-Belk Company of Thomasville, Incorporated. The Company changed its name to Belk of Thomasville, N.C., Inc. on June 13, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 19.8693 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 5,172 shares of Common Stock outstanding held of record by 25 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 88.4% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         4157

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 8,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         4158

converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay

         4159

its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

         4160

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors, and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be
         4161

filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall

         4162

otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

         4163

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly

         4164

in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances,

         4165

guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.
         4166

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholder's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.

     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates

         4167


must be deposited, (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received,
(iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.


     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

         4168

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         4169

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                   NET DEBT         RELATIVE
METHODOLOGY                    ACTUAL      ADJUSTED    MULTIPLE     (CASH)      OPERATING VALUES
-----------                  ----------   ----------   --------   -----------   ----------------
Net Sales..................  $        0   $        0     0.6      $(1,933,959)     $1,933,959
EBITDA.....................      26,954        8,711       7       (1,933,959)      1,994,936
EBIT.......................      26,954        8,711      10       (1,933,959)      2,021,069
Net Income.................     116,532       98,787      15               --       1,481,805
Book Equity................   1,980,347    1,980,347       1               --       1,980,347

         4170

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $ 1,980,347
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,980,347
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          8.3140%          X        $ 1,980,347         =        $   164,646
Belk's Department
  Store of Mount
  Airy, North
  Carolina,
  Incorporated                 36.3496%          X                            =            719,848
                                                                                       -----------
Total                                                                                  $   884,494
                                                                                       ===========

Total Relative Value of Company                                                        $ 1,980,347
Total Relative Value of Company Owned by Other Belk Companies                 -            884,494
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,095,853
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 1,095,853             /          $1,156,226,577            =               .0948%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0948%               X         59,998,834)        /              2,862         =            19.8693


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4171

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 22.15
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        382.90
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         19.07
  Dividends(2)..............................................          5.17
  Book value per share......................................        248.76


---------------

(1) Based on 5,262 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 5,172 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4172

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $2,663        $  976        $   --
Net income (loss)...........................................        33          (151)          117
Per common share
  Net income (loss)(1)......................................      5.30        (25.99)        22.15
  Dividends.................................................      5.40            --            --
  Book value(2).............................................    387.32        360.84        382.90
Total assets................................................     2,417         2,132         1,983
Shareholders' equity........................................     2,295         2,060         1,980

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................      $--           $--
Income (loss) from operations...............................       (5)           (9)

---------------


(1) Based on 6,162.50, 5,817.50 and 5,262 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

(2) Based on 5,925, 5,710 and 5,172 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997, respectively.

         4173

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     During May of fiscal year 1996, the Company's only store closed. As a result, income from operations decreased due to a low gross margin during the store's liquidation of merchandise. Other income (expense), net decreased in fiscal year 1996 as a result of losses on abandonment and sale of fixed assets due to the store closing.

                            BUSINESS OF THE COMPANY

     General. The Company formerly operated a retail department store in Thomasville, North Carolina. The Company closed such store in 1995 and currently conducts no retail operations. The Company's principal assets consist of receivables from affiliates. The Company is managed out of the Huffstetler group office in Greensboro, North Carolina.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4174

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 1, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)..............................................     3,546           68.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)....................................................     2,794           54.0%
H. W. McKay Belk (Director and Executive Officer) (b)(d)....     2,794           54.0%
John R. Belk (Director and Executive Officer) (b)(d)........     2,834           54.8%
Sarah Belk Gambrell (Director) (c)..........................       902           17.4%
Karl G. Hudson, Jr. (Director)..............................         0               *
F. O. Yates, Jr. (Director).................................         0               *
Leroy Robinson (b)..........................................       452            8.7%
Katherine McKay Belk (b)....................................       604           11.7%
Katherine Belk Morris (b)...................................       484            9.4%
Pete Huffstetler (Executive Officer)........................         0               *
Gordon J. Tendler (Executive Officer).......................         0               *
Darrell Murphy (Executive Officer)..........................         0               *
Montgomery Investment Company...............................       392            7.6%
Belk's Department Store of Mount Airy, North Carolina,
  Incorporated..............................................     1,880           36.3%
Belk Enterprises, Inc.......................................       430            8.3%
Thomas M. Belk, Trustee U/A dated September 5, 1993.........       452            8.7%
All Directors and Executive Officers as a group (8
  persons)..................................................     4,572           88.4%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Karl G. Hudson,
Jr. -- 2416 White Oak Road, Raleigh, N.C. 27609; F. O. Yates, Jr.- 628 South Park Street, Asheboro, N.C. 27203; Pete Huffstetler, Darrell Murphy and Gordon
J. Tendler -- 1-104 Carolina Circle Mall, Greensboro, N.C. 27405; Montgomery Investment Company, Belk's Department Store of Mount Airy, North Carolina, Incorporated, Belk Enterprises, Inc. and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 392 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 452 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

         4175


(c)  Includes 12 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 1,880 shares held by Belk's Department Store of Mount Airy, North Carolina, Incorporated and 430 shares held by Belk Enterprises, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         4176

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................   F-2
Unaudited Statements of Earnings and Retained Earnings......   F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         4177

                        BELK OF THOMASVILLE, N.C., INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $    1,964    $       --
  Accounts receivable, net..................................      63,522            --
  Receivable from affiliates, net...........................   2,033,611     1,933,959
  Refundable income taxes...................................      32,989        48,724
                                                              ----------    ----------
Total current assets........................................   2,132,086     1,982,683
                                                              ----------    ----------
                                                              $2,132,086    $1,982,683
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $   68,842    $       19
                                                              ----------    ----------
Total current liabilities...................................      68,842            19
Other noncurrent liabilities................................       2,821         2,316
                                                              ----------    ----------
Total liabilities...........................................      71,663         2,335
Shareholders' equity:
  Common stock..............................................     571,000       517,200
  Retained earnings.........................................   1,489,423     1,463,148
                                                              ----------    ----------
Total shareholders' equity..................................   2,060,423     1,980,348
                                                              ----------    ----------
                                                              $2,132,086    $1,982,683
                                                              ==========    ==========

         4178

                        BELK OF THOMASVILLE, N.C., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $2,662,915    $  976,263    $        1
Operating costs and expenses...............................   2,657,747     1,119,749        (5,005)
                                                             ----------    ----------    ----------
Income from operations.....................................       5,168      (143,486)        5,006
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      44,555        83,341        92,856
  Gain (loss) on disposal of property, plant and
     equipment.............................................      (6,125)      (79,492)       18,244
  Miscellaneous, net.......................................      (4,814)      (50,920)        3,705
                                                             ----------    ----------    ----------
Total other expense, net...................................      33,616       (47,071)      114,805
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........      38,784      (190,557)      119,811
Income tax expense (benefit)...............................       6,152       (39,358)        3,279
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................      32,632      (151,199)      116,532
                                                             ----------    ----------    ----------
Net earnings...............................................      32,632      (151,199)      116,532
Retained earnings at beginning of period...................   1,835,600     1,702,372     1,489,423
Dividends paid.............................................     (32,000)           --            --
Purchase of treasury stock.................................    (133,860)      (61,750)     (142,807)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $1,702,372    $1,489,423    $1,463,148
                                                             ==========    ==========    ==========

         4179

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4180
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4181

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATIONS ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         4182

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         4183

SEC.SEC. 55-13-04 TO 55-13-19.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         4184

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         4185

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         4186

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         4187

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                              NET INCOME                          SHAREHOLDERS'
                                                 NET SALES    (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                -----------   ----------   --------   ---------   -------------
Per Shareholders' Statement...................  $        --    $116,532    $ 26,955   $ 26,955     $1,980,347
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --          --          --         --             --
                                                -----------    --------    --------   --------     ----------
Adjusted Shareholders' Statement..............  $        --     116,532      26,955     26,955      1,980,347
                                                ===========    --------    --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                  (17,745)    (18,244)   (18,244)
  Gain/loss on sale of securities.............                       --          --         --
  Impairment loss.............................                       --          --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                       --          --         --
  Gain/loss on discontinued operations........                       --          --         --
  Adjustment to tax expense...................                       --          --         --             --
                                                               --------    --------   --------
Total non-operating items.....................                  (17,745)    (18,244)   (18,244)
                                                               --------    --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                       --          --         --
  Adjustment for ownership in other Belk
    entities..................................                                                             --
                                                               --------    --------   --------     ----------
Per Model.....................................                 $ 98,787    $  8,711   $  8,711     $1,980,347
                                                               ========    ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $        --
    Negative cash balances reclassified to
      accounts payable........................           --
    Receivables from affiliates, net..........   (1,933,959)
    Loans receivable from affiliates, net.....           --
  Liabilities
    Notes payable.............................           --
    Current installments of long-term debt....           --
    Current portion of obligations under
      capital leases..........................           --
    Payables to affiliates, net...............           --
    Long-term debt, excluding current
      installments............................           --
    Obligations under capital leases,
      excluding current portion...............           --
    Loans payable to affiliates, net..........           --
                                                -----------
Net debt (cash)...............................   (1,933,959)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................           --
                                                -----------
Per Model.....................................  $(1,933,959)
                                                ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4188

                                                              SUPPLEMENT NO. 104
         4189

                        BELK OF THOMASVILLE, N.C., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 10:40 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 104
         4190

          BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C., INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Chesterfield, S.C., Incorporated (the "Company"), to be held on April 15, 1998, at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 17.9679 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 30,024 shares of New Belk Class A Common Stock which will represent approximately 0.0500% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                           (105)
         4191

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4192

          BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C., INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C.,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Chesterfield, S.C., Incorporated (the "Company") will be held on April 15, 1998, at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 17.9679 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4193

          BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C., INCORPORATED

                               SUPPLEMENT NO. 105

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 105 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C., INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         4194

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1936. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 17.9679 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 2,794 shares of Common Stock outstanding held of record by 21 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 88.5% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled

         4195

corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 5,588 shares of Common Stock.


     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A

         4196


Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

         4197


     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as

         4198


to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created

         4199


directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board

         4200


     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders

         4201


entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         4202


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         4203


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         4204


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         4205

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         4206

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         4207

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the method used to calculate the Relative Operating Value for the Company, based on each separate methodology:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Net Sales............  $1,115,968    $1,115,968      0.6       $ (259,667)      $ 929,248
EBITDA...............    (243,868)      (46,485)       7         (259,667)        (65,728)
EBIT.................    (251,442)      (54,059)      10         (259,667)       (280,923)
Net Income (loss)....    (196,993)      (41,345)      15               --        (620,175)
Book Equity..........     884,277       856,679        1               --         856,679

         4208

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk's Department
  Store of
  Hartsville, S.C.,
  Incorporated                  2.9271%          X        $ 3,783,866         =        $   110,758
                                                                                       -----------
Total                                                                                  $   110,758
                                                                                       ===========

Relative Operating Value of Company                                                    $   856,679
Relative Operating Value of Other Companies Owned by Company                  +            110,758
                                                                                       -----------
Total Relative Value of Company                                               =        $   967,437
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company           5.8697%          X        $   967,437         =        $    56,786
Belk Enterprises,
  Inc.                           6.335%          X            967,437         =             61,287
Belk's Department
  Store of Florence,
  S.C., Incorporated           14.9248%          X            967,437         =            144,388
Belk of Georgetown,
  S.C., Inc.                   13.0637%          X            967,437         =            126,383
                                                                                       -----------
Total                                                                                  $   388,844
                                                                                       ===========
Total Relative Value of Company                                                        $   967,437

Total Relative Value of Company Owned by Other Belk Companies                 -            388,844
                                                                                       -----------
Net Relative Value of Company                                                 =        $   578,593
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   578,593             /          $1,156,226,577            =               .0500%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0500%               X         59,998,834)        /              1,671         =            17.9679


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4209

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $ (70.51)
  Dividends(2)..............................................          5.15
  Book value per share(3)...................................        316.49
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         17.25
  Dividends(2)..............................................          4.67
  Book value per share......................................        224.96


---------------

(1) Based on 2,794 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 2,794 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4210

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................    $1,172        $1,092        $1,116
Net income..................................................        28            14          (197)
Per common share
  Net income (loss)(1)......................................     10.07          4.94        (70.51)
  Dividends.................................................     16.23         15.46          5.15
  Book value(2).............................................    402.65        392.15        316.49
Total assets................................................     1,229         1,196           935
Shareholders' equity........................................     1,125         1,096           884

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................     $749          $586
Income (loss) from operations...............................     (272)          (73)

---------------


(1) Based on 2,794 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 2,794 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4211

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Income from operations decreased significantly in fiscal year 1997 due to a $201,393 impairment loss recorded in connection with the Chesterfield, South Carolina and Marion, South Carolina stores.


     During fiscal year 1997, the Company closed its only two stores, Chesterfield in April and Marion in June.


                            BUSINESS OF THE COMPANY


     General. The Company formerly operated two retail department stores in Chesterfield, South Carolina and Marion, South Carolina. The Company closed such stores in 1997 and currently conducts no retail operations. The Company's current assets consist of receivables from affiliates and customers and cash and cash equivalents. The Company is managed out of the Nipper group office in Summerville, South Carolina.


     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4212

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive
  Officer)(a)(b)(c)(d)(e)...................................     1,692           60.6%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(d)(e).................................................     1,429           51.1%
H. W. McKay Belk (Director and Executive Officer)
  (b)(d)(e).................................................     1,429           51.1%
John R. Belk (Director and Executive Officer) (b)(d)(e).....     1,432           51.3%
Henderson Belk (Director) (c)...............................         1               *
Sarah Belk Gambrell (Director) (c)..........................       733           26.2%
Leroy Robinson (b)..........................................       291           10.4%
Katherine McKay Belk (b)....................................       291           10.4%
Katherine Belk Morris (b)...................................       306           11.0%
Thomas A. Nipper (Executive Officer)........................         0               *
Lars Petersen (Executive Officer)...........................         0               *
Bob Webster (Executive Officer).............................         0               *
Belk Enterprises, Inc. .....................................       177            6.3%
Belk's Department Store of Florence, S. C., Incorporated....       417           14.9%
Belk of Georgetown, S. C., Inc. ............................       365           13.1%
J. V. Properties............................................       164            5.9%
Thomas M. Belk, Trustee u/a dated September 15, 1993........       291           10.4%
Montgomery Investment Company...............................       169            6.0%
All Directors and Executive Officers as a group (7
  persons)..................................................     2,472           88.5%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Thomas A. Nipper, Lars Petersen, Bob Webster -- 200 Marymeade Drive, Summerville, S.C. 29483; Thomas M. Belk, Trustee U/A dated September 15, 1993, Montgomery Investment Company, Belk Enterprises, Inc., Belk's Department Store of Florence, S.C., Incorporated, Belk of Georgetown, S.C. Inc. and J. V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 169 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 291 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John . Belk and Leroy Robinson.

         4213


(c) Includes 1 share held in several Trusts established by the Will of Mary I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d) Includes 177 shares held by Belk Enterprises, Inc., 417 shares held by Belk's Department Store of Florence, S.C. Inc. and 365 shares held by Belk of Georgetown, S.C., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such corporation at the annual meeting of directors held in March, 1997. The Executive Committee consists of each such corporation of John M. Belk, Thomas M. Belk, Jr., H.
     W. McKay Belk and John R. Belk.



(e) Includes 164 shares held by J. V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

         4214

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................  F-2

Unaudited Statements of Earnings and Retained Earnings......  F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         4215

          BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C., INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  130,936     $125,461
  Accounts receivable, net..................................     188,915      226,900
  Merchandise inventory.....................................     362,357      256,922
  Receivable from affiliates, net...........................      79,882      127,133
  Refundable income taxes...................................          --          866
  Deferred income taxes.....................................         733          122
  Other.....................................................      15,407       12,101
                                                              ----------     --------
Total current assets........................................     778,230      749,505
Loans receivable from affiliates, net.......................     108,400        7,072
Investments.................................................      27,598       27,598
Property, plant and equipment, net..........................     267,128       84,528
Deferred income taxes.......................................         701       53,541
Other noncurrent assets.....................................      13,498       12,613
                                                              ----------     --------
                                                              $1,195,555     $934,857
                                                              ==========     ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   68,309     $ 20,015
  Accrued income taxes......................................       2,658           --
                                                              ----------     --------
Total current liabilities...................................      70,967       20,015
Other noncurrent liabilities................................      28,928       30,565
                                                              ----------     --------
Total liabilities...........................................      99,895       50,580
Shareholders' equity:
  Common stock..............................................     287,800      279,400
  Retained earnings.........................................     807,860      604,877
                                                              ----------     --------
Total shareholders' equity..................................   1,095,660      884,277
                                                              ----------     --------
                                                              $1,195,555     $934,857
                                                              ==========     ========

         4216

          BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C., INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Net sales..................................................  $1,172,338    $1,091,786    $1,115,968
Operating costs and expenses...............................   1,151,370     1,087,587     1,169,256
Impairment loss............................................          --            --       201,393
                                                             ----------    ----------    ----------
Income from operations.....................................      20,968         4,199      (254,681)
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................      12,454         9,007         1,627
  Dividend income..........................................         880         1,100         1,210
  Gain (loss) on disposal of property, plant and
     equipment.............................................          --            --         2,800
  Miscellaneous, net.......................................        (125)        2,460          (771)
                                                             ----------    ----------    ----------
Total other expense, net...................................      13,209        12,567         4,866
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........      34,177        16,766      (249,815)
Income tax expense (benefit)...............................       6,029         2,954       (52,822)
                                                             ----------    ----------    ----------
Net earnings...............................................      28,148        13,812      (196,993)
Retained earnings at beginning of period...................     854,675       837,238       807,860
Dividends paid.............................................     (45,585)      (43,190)      (14,390)
Retained earnings adjustments..............................          --            --         8,400
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  837,238    $  807,860    $  604,877
                                                             ==========    ==========    ==========

         4217


          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31. Fiscal years 1997, 1996, and 1995 ended on February 1, 1997, February 3, 1996, and January 31, 1995 respectively.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders equity of the subsidiaries are included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholder's equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4218

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)


(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4219

  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)


(12) MERGER

     As of August 31, 1996, Belk's Department Store of Marion, South Carolina, Incorporated (Marion) was merged into Belk's Department Store of Chesterfield, S.C., Incorporated (Chesterfield) in a stock for stock exchange. Since this merger was between corporations under common control, it has been accounted for at historical cost in a manner similar to that in a pooling of interests.

     The financial statements for the years ended February 3, 1996 and January 31, 1995 represent a combination of Chesterfield and Marion, and are presented for comparative purposes only.

         4220

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         4221

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         4222

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         4223

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         4224

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         4225

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         4226

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                             NET INCOME                           SHAREHOLDERS'
                                                NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                                ----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement...................  $1,115,968   $(196,993)   $(251,442)  $(243,868)    $884,277
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --          --           --         --            --
                                                ----------   ---------    ---------   ---------     --------
Adjusted Shareholders' Statement..............  $1,115,968    (196,993)    (251,442)  (243,868)      884,277
                                                ==========   ---------    ---------   ---------     --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                  (2,208)      (2,800)    (2,800)
  Gain/loss on sale of securities.............                      --           --         --
  Impairment loss.............................                 158,810      201,393    201,393
  Equity in earnings of unconsolidated
    subsidiaries..............................                      --           --         --
  Gain/loss on discontinued operations........                      --           --         --
  Adjustment to tax expense...................                      --           --         --            --
                                                             ---------    ---------   ---------
Total non-operating items.....................                 156,602      198,593    198,593
                                                             ---------    ---------   ---------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                    (954)      (1,210)    (1,210)
  Adjustment for ownership in other Belk
    entities..................................                                                       (27,598)
                                                             ---------    ---------   ---------     --------
Per Model.....................................               $ (41,345)   $ (54,059)  $(46,485)     $856,679
                                                             =========    =========   =========     ========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $ (125,462)
    Negative cash balances reclassified to
      accounts payable........................          --
    Receivables from affiliates, net..........    (127,133)
    Loans receivable from affiliates, net.....      (7,072)
  Liabilities
    Notes payable.............................          --
    Current installments of long-term debt....          --
    Current portion of obligations under
      capital leases..........................          --
    Payables to affiliates, net...............          --
    Long-term debt, excluding current
      installments............................          --
    Obligations under capital leases,
      excluding current portion...............          --
    Loans payable to affiliates, net..........          --
                                                ----------
Net debt (cash)...............................    (259,667)
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --
                                                ----------
Per Model.....................................  $ (259,667)
                                                ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4227

                                                              SUPPLEMENT NO. 105
         4228

          BELK'S DEPARTMENT STORE OF CHESTERFIELD, S.C., INCORPORATED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 2:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 105
         4229

       BELK'S DEPARTMENT STORE OF COLUMBIA, SOUTH CAROLINA, INCORPORATED

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk's Department Store of Columbia, South Carolina, Incorporated (the "Company"), to be held on April 16, 1998, at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 7.3168 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 89,002 shares of New Belk Class A Common Stock which will represent approximately 0.1483% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special

                                                                           (106)
         4230

Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4231

       BELK'S DEPARTMENT STORE OF COLUMBIA, SOUTH CAROLINA, INCORPORATED

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK'S DEPARTMENT STORE OF COLUMBIA, SOUTH CAROLINA,
INCORPORATED:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk's Department Store of Columbia, South Carolina, Incorporated (the "Company") will be held on April 16, 1998, at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 7.3168 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4232

                      BELK'S DEPARTMENT STORE OF COLUMBIA,
                          SOUTH CAROLINA, INCORPORATED

                               SUPPLEMENT NO. 106

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 106 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK'S DEPARTMENT STORE OF COLUMBIA, SOUTH CAROLINA, INCORPORATED (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/ PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........  F-1
  Unaudited Balance Sheets..................................  F-2
  Unaudited Statements of Earnings and Retained Earnings....  F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         4233

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1930. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 7.3168 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 19,083 shares of Common Stock outstanding held of record by 13 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 82.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         4234

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION


     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus. The Reorganization is expected to have certain other benefits for the Company and the Shareholders, including the ability to share the risk of the Company's new store in Cayce, South Carolina, and the proposed new store in Lexington, South Carolina. The Company intends to finance the construction and opening of the new store with borrowings from banks guaranteed by other Belk Companies and, perhaps, with borrowings from other Belk Companies. If the Company does not participate in the Reorganization, there is no assurance that such guarantees or loans would be available from New Belk in the future. The Merger would enable the Company to rely on New Belk to finance the construction and opening of the proposed new store.


     There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 21,000 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common

         4235


Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common

         4236


Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or

         4237


decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.

         4238


     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the

         4239


certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the

         4240


affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

         4241


     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of

         4242


incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable

         4243


particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.



     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.



DISSENTERS' RIGHTS OF APPRAISAL


     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and
         4244

(iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a
         4245

decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of

         4246

Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                   NET DEBT         RELATIVE
METHODOLOGY                   ACTUAL      ADJUSTED    MULTIPLE      (CASH)      OPERATING VALUES
-----------                 ----------   ----------   --------   ------------   ----------------
Net Sales.................  $        0   $        0      0.6     $ (2,651,337)    $ 2,651,337
EBITDA....................    (318,833)    (318,833)       7       (2,651,337)        419,506
EBIT......................    (318,833)    (318,833)      10       (2,651,337)       (536,993)
Net Income (loss).........    (187,363)    (187,363)      15               --      (2,810,445)
Book Equity...............   2,690,719    2,690,719        1               --       2,690,719

         4247

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 2,690,719
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 2,690,719
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                         36.2574%          X        $ 2,690,719         =        $   975,585
                                                                                       -----------
Total                                                                                  $   975,585
                                                                                       ===========
Total Relative Value of Company                                                        $ 2,690,719
Total Relative Value of Company Owned by Other Belk Companies                 -            975,585
                                                                                       -----------
Net Relative Value of Company                                                 =        $ 1,715,134
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $ 1,715,134             /          $1,156,226,577            =               .1483%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.1483%               X         59,998,834)        /             12,164         =             7.3168


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4248

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ (9.82)
  Dividends(2)..............................................         20.00
  Book value per share(3)...................................        141.00
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          7.02
  Dividends(2)..............................................          1.90
  Book value per share......................................         91.61


---------------

(1) Based on 19,083 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 19,083 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4249

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Net sales...................................................   $ 15,794       $10,473       $    --
Net income (loss)...........................................     (2,017)        2,122          (187)
Per common share
  Net income (loss)(1)......................................    (105.71)       111.20         (9.82)
  Dividends.................................................         --            --         20.00
  Book value(2).............................................      59.62        170.82        141.00
Total assets................................................     11,986         3,443         2,897
Shareholders' equity........................................      1,138         3,260         2,691

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................     $  --          $--
Income (loss) from operations...............................      (381)          46

---------------


(1) Based on 19,083 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 19,083 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4250

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY


     General. The Company formerly operated retail department stores in Columbia, South Carolina. The Company sold such stores in 1995 but is planning to convert to a Belk store the 49,000 square foot Howard's store in Cayce, South Carolina in 1998, and to open a 51,000 square foot retail department store in Lexington, South Carolina in 1999. The Lexington store would be leased for a term of 20 years. The Cayce store will be a conversion of the former Howard's Department Store to a store operated in a manner consistent with those operated by the Belk Companies described in the Proxy Statement/Prospectus. The Company assumed the lease on the Cayce store in February 1998 and will operate the store as a Howard's until the conversion to Belk is completed. The lease expires in 2002, but the Company believes that the lease can be extended, if appropriate, upon terms favorable to the Company. The stores will be managed out of the Long group office in Anderson, South Carolina.


     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4251

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....     12,792          67.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(c)....................................................      9,343          49.0%
H. W. McKay Belk (Director and Executive Officer) (a)(c)....      9,343          49.0%
John R. Belk (Director and Executive Officer) (a)(c)........      9,343          49.0%
Sarah Belk Gambrell (Director) (b)..........................      3,585          18.8%
Sarah Gambrell Knight.......................................      2,034          10.7%
Leroy Robinson (a)..........................................      2,424          12.7%
Katherine McKay Belk (a)....................................      3,272          17.1%
Katherine Belk Morris (a)...................................      2,424          12.7%
Thomas M. Belk, Trustee U/A dated September 15, 1993........      2,424          12.7%
Belk Enterprises, Inc.......................................      6,919          36.3%
All Directors and Executive Officers as a group (5
  persons)..................................................     15,667          82.1%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Sarah Gambrell Knight -- 810 Colville Road, Charlotte, N.C. 28207; Thomas M. Belk, Trustee U/A dated September 15, 1993 and Belk Enterprises, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 2,424 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b)  Includes 710 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(c) Includes 6,919 shares held by Belk Enterprises, Inc, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         4252

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         4253

       BELK'S DEPARTMENT STORE OF COLUMBIA, SOUTH CAROLINA, INCORPORATED

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $1,762,620    $2,651,592
  Accounts receivable, net..................................   1,578,166       158,772
  Refundable income taxes...................................      58,900        56,977
  Other.....................................................      42,873        29,219
                                                              ----------    ----------
Total current assets........................................   3,442,559     2,896,560
                                                              ----------    ----------
                                                              $3,442,559    $2,896,560
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses.....................  $   14,189    $   64,865
  Payables to affiliates, net...............................      16,593           255
  Accrued income taxes......................................      11,265            --
                                                              ----------    ----------
Total current liabilities...................................      42,047        65,120
Other noncurrent liabilities................................     140,770       140,721
                                                              ----------    ----------
Total liabilities...........................................     182,817       205,841
Shareholders' equity:
  Common stock..............................................   1,908,300     1,908,300
  Retained earnings.........................................   1,351,442       782,419
                                                              ----------    ----------
Total shareholders' equity..................................   3,259,742     2,690,719
                                                              ----------    ----------
                                                              $3,442,559    $2,896,560
                                                              ==========    ==========

         4254

       BELK'S DEPARTMENT STORE OF COLUMBIA, SOUTH CAROLINA, INCORPORATED

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                           JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                              1995          1996          1997
                                                           -----------   -----------   -----------
Total store sales........................................  $16,360,852   $11,345,197   $       --
Less: Leased Sales.......................................      567,031       871,819           --
                                                           -----------   -----------   ----------
Net sales................................................   15,793,821    10,473,378           --
Operating costs and expenses.............................   16,787,745    12,560,253      317,106
                                                           -----------   -----------   ----------
Income from operations...................................     (993,924)   (2,086,875)    (317,106)
                                                           -----------   -----------   ----------
Other income (expense):
  Interest, net..........................................     (758,360)     (594,381)      76,191
  Gain (loss) on disposal of property, plant and
     equipment...........................................         (345)    5,666,532           --
  Gain (loss) on sale of securities......................     (120,052)           --           --
  Miscellaneous, net.....................................     (117,880)     (196,237)      (1,727)
                                                           -----------   -----------   ----------
Total other expense, net.................................     (996,637)    4,875,914       74,464
                                                           -----------   -----------   ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities......   (1,990,561)    2,789,039     (242,642)
Income tax expense (benefit).............................       26,648       666,996      (55,279)
                                                           -----------   -----------   ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities....................   (2,017,209)    2,122,043     (187,363)
                                                           -----------   -----------   ----------
Net earnings.............................................   (2,017,209)    2,122,043     (187,363)
Retained earnings at beginning of period.................    1,246,608      (770,601)   1,351,442
Dividends paid...........................................           --            --     (381,660)
                                                           -----------   -----------   ----------
Retained earnings at end of period.......................  $  (770,601)  $ 1,351,442   $  782,419
                                                           ===========   ===========   ==========

         4255

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4256
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4257

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         4258

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         4259

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
-------
33-13-200.   Notice of dissenters' rights.
33-13-210.   Notice of intent to demand payment.
33-13-220.   Dissenters' notice.
33-13-230.   Shareholders' payment demand.
33-13-240.   Share restrictions.
33-13-250.   Payment.
33-13-260.   Failure to take action.
33-13-270.   After-acquired shares.
33-13-280.   Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         4260

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         4261

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.   Court action.
33-13-310.   Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         4262

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         4263

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                             NET INCOME                           SHAREHOLDERS'
                                                NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                               -----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement..................  $        --   $(187,363)   $(318,833)  $(318,833)   $2,690,719
Adjustments to eliminate less than
  wholly-owned subsidiaries..................           --          --           --         --             --
                                               -----------   ---------    ---------   ---------    ----------
Adjusted Shareholders' Statement.............  $        --    (187,363)    (318,833)  (318,833)     2,690,719
                                               ===========   ---------    ---------   ---------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E..............                       --           --         --
  Gain/loss on sale of securities............
  Impairment loss............................                       --           --         --
  Equity in earnings of unconsolidated
    subsidiaries.............................                       --           --         --
  Gain/loss on discontinued operations.......                       --           --         --
  Adjustment to tax expense..................                       --           --         --             --
                                                             ---------    ---------   ---------
Total non-operating items....................                       --           --         --
                                                             ---------    ---------   ---------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities......................                       --           --         --
  Adjustment for ownership in other Belk
    entities.................................                                                              --
                                                             ---------    ---------   ---------    ----------
Per Model....................................                $(187,363)   $(318,833)  $(318,833)   $2,690,719
                                                             =========    =========   =========    ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents..................  $(2,651,592)
    Negative cash balances reclassified to
      accounts payable.......................           --
    Receivables from affiliates, net.........
    Loans receivable from affiliates, net....
  Liabilities
    Notes payable............................           --
    Current installments of long-term debt...           --
    Current portion of obligations under
      capital leases.........................           --
    Payables to affiliates, net..............          255
    Long-term debt, excluding current
      installments...........................           --
    Obligations under capital leases,
      excluding current portion..............           --
    Loans payable to affiliates, net.........           --
                                               -----------
Net debt (cash)..............................   (2,651,337)
Adjustments to eliminate less than
  wholly-owned subsidiaries..................           --
                                               -----------
Per Model....................................  $(2,651,337)
                                               ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4264

                                                              SUPPLEMENT NO. 106
         4265

       BELK'S DEPARTMENT STORE OF COLUMBIA, SOUTH CAROLINA, INCORPORATED
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 5:40 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 106
         4266

                              BELK FINANCE COMPANY

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Finance Company (the "Company"), to be held on April 15, 1998, at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 1,210.7396 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 1,452,888 shares of New Belk Class A Common Stock which will represent approximately 2.4215% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (107)
         4267

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4268

                              BELK FINANCE COMPANY

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK FINANCE COMPANY:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Finance Company (the "Company") will be held on April 15, 1998, at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under North Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 1,210.7396 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4269

                              BELK FINANCE COMPANY

                               SUPPLEMENT NO. 107

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 107 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK FINANCE COMPANY (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    2
GENERAL INFORMATION.........................................    2
SPECIAL MEETING.............................................    2
THE MERGER..................................................    3
  Recommendation of Board of Directors......................    3
  Reasons for the Reorganization............................    3
  Interests of Certain Persons in the Merger................    3
  Comparison of Shareholder Rights..........................    3
  Dissenters' Rights of Appraisal...........................   12
DETERMINATION OF EXCHANGE RATIO.............................   14
COMPARATIVE PER SHARE DATA..................................   17
SELECTED HISTORICAL FINANCIAL INFORMATION...................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
BUSINESS OF THE COMPANY.....................................   19
SECURITY OWNERSHIP OF THE COMPANY...........................   20
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................  F-1
  Unaudited Consolidated Balance Sheets.....................  F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................  F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         4270

                                  THE COMPANY


     The Company was incorporated as a North Carolina corporation in 1961. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under North Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 1,210.7396 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,200 shares of Common Stock outstanding held of record by 17 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 78.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         4271

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the North Carolina Business Corporation Act (the "NCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 10,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.
         4272

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the NCBCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as such distributions do not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

         4273

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the certificate of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The NCBCA permits the board of directors, person(s) authorized by the articles of incorporation or the bylaws and shareholders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the NCBCA, unless the articles of incorporation, a bylaw adopted by the shareholders or the NCBCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the stockholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the NCBCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the NCBCA requires that an amendment to the articles of incorporation be recommended by the board of directors to the shareholders and approved (i) by a majority (unless the articles of incorporation, a bylaw adopted by the shareholders or the board of directors require a greater vote or a vote by voting groups) of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters'

         4274

rights and (ii) when a quorum is present, by all other voting groups entitled to vote on the amendment through casting more affirmative than opposing votes. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the NCBCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a greater voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval of the stockholders to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     The NCBCA vests the power to amend or repeal the bylaws of the corporation in the board of directors except (i) as otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders or the NCBCA and (ii) a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. Conferring such power upon the board of directors of the corporation does not divest the shareholders of their power, nor limit their power to adopt, amend or repeal the bylaws of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board has power, by vote of a majority of all the directors and without the assent or vote of the shareholders, to make, alter, amend and rescind the bylaws of the Company.

     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken by an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.

     Pursuant to the NCBCA, unless the articles of incorporation or bylaws provide otherwise, any action that may be taken by an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws and Company Articles do not provide otherwise.

     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         4275

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the NCBCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The NCBCA requires a corporation to have at least one director. The number of directors is set in the articles of incorporation or the bylaws. The shareholders may from time to time increase or decrease the number of directors by amendment to the articles of incorporation or the bylaws, but no such decrease shall be made for a corporation to which cumulative voting is applicable when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors by not more than 30% during any 12-month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or (unless the articles of incorporation or a shareholders' agreement shall otherwise provide) the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, members.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless

         4276

otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board.

     The NCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of North Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of North Carolina or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The NCBCA provides that if there are nine or more directors, the articles of incorporation or the bylaws may allow for staggering their terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-fourth of the total. The term of each group expires each successive year beginning with the first group and progressing to the fourth group. Thereafter, directors are chosen for a term of two, three or four years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     Under the NCBCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The Company Articles do not provide otherwise.

     Cumulative Voting. Under both the DGCL and the NCBCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the NCBCA generally permits transactions involving a North Carolina corporation and an interested director of that corporation if:
(i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the disinterested directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the

         4277

disinterested shares authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the NCBCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) reasonably believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) reasonably believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director under the NCBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation will indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

     Under NCBCA, a provision limiting or eliminating the personal liability of any director is not effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     The Company Bylaws authorize indemnification as provided in the NCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers
         4278

against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder. The Company Articles provide that to the fullest extent permitted by the NCBCA a director will not be personally liable to the Company, or any of its Shareholders or otherwise for monetary damages for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The NCBCA concerning the approval of a merger or share exchange is similar in all material respects to the DGCL, except that under the NCBCA the surviving company's shareholders must approve the transaction if, after giving effect to the transaction, their interest in the participating shares is reduced by more than 20%. "Participating shares" are those shares that are entitled to participate without limitation in distributions. The DGCL and the NCBCA provisions on sales of all or substantially all of the assets of a corporation other than in the regular course of business are similar in all material respects.


     Anti-Takeover Provisions. Both the DGCL and the NCBCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under the DGCL, "business combinations" generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation;
(iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances; or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation who within three years of the date in question was the direct

         4279

or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Under the NCBCA, a "business combination" includes any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The NCBCA requires the approval of 95% of the voting shares of a corporation for the adoption or authorization of a business combination with another entity if that entity is the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the NCBCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The NCBCA concerning preemptive rights is similar in all material respects to the DGCL. The Company Articles do not contain a provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.
         4280

     Pursuant to the NCBCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) records of any final action taken by the board of directors, records of any final action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records of the corporation; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Article 13 of the NCBCA ("Article 13") is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Article 13 and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Any Shareholder who (i) gives written notice of his intent to demand payment for his shares if the Merger is consummated and becomes effective, which notice is actually received by the Company before the vote is taken at the Special Meeting and (ii) does not vote his shares at the Special Meeting in favor of the proposal to approve the Reorganization Agreement, is entitled, if the Reorganization Agreement is approved and consummated, to receive payment of the fair value of such shareholders's shares upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this Dissenters' Rights summary, means (i) the Company, with respect to action taken prior to the Effective Time and (ii) New Belk, with respect to action taken after the Effective Time.

     Any written notice of a Shareholders's intent to demand payment for such Shareholder's shares of Common Stock if the Merger is consummated must be received by the Company at: 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, Attention: Ralph A. Pitts, General Counsel, prior to the shareholder vote at the Special Meeting. A Shareholder who votes for the Merger will have no dissenters' rights. The submission by a Shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger or a proxy voted in favor of the Reorganization Agreement (if not revoked) will count as a vote in favor of the Merger and will serve to waive dissenters' rights. A Shareholder who does not satisfy each of these requirements is not entitled to payment for such Shareholder's shares of Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Reorganization Agreement.


     After the Special Meeting, but no later than 10 days after the Effective Time, the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all Shareholders who have given the required notice and not voted in favor of the Reorganization Agreement as described above. The Dissenters' Notice will (i) supply a form for demanding payment (a "Payment Demand"), (ii) state where the Payment Demand must be sent and where and when certificates must be deposited,
(iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the Payment Demand is received, (iv) set a date by which the Surviving Corporation must receive the Payment Demand, which date may not be fewer than 30 nor more than 60 days after the date the Dissenters' Notice is mailed and (v) be accompanied by a copy of Article 13. A Shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who demands payment and

         4281

deposit his certificates in accordance with the terms of the Dissenters' Notice retains all other rights of a Shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. A Shareholder who does not demand payments or deposit his certificates in accordance with the terms of the Dissenters' Notice will not be entitled to payment for his shares under the NCBCA. If any such holder of Common Stock fails to perfect or shall have effectively withdrawn or lost such right, each share of such holder's Common Stock will thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the number of shares of New Belk Class A Common Stock such Shareholder is otherwise entitled to as a result of the Merger.

     As soon as the Merger is consummated, or within 30 days after receipt of a Payment Demand, the Surviving Corporation must pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such Shareholder's shares of Common Stock, plus interest accrued to the date of payment ("Payment"). The Payment must be accompanied by: (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) an explanation of how the Corporation estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA; and (v) a copy of Article 13. If the Merger is not effected within 60 days after the date set for demanding payment and depositing Certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

     A dissenting Shareholder may notify the Surviving Corporation in writing of his own estimate of the fair value of such shares and the amount of interest due, and demand payment of the amount in excess of the Payment for the fair value of his shares and interest due (a "Demand for Payment") if:

          (i) the dissenting Shareholder believes the amount paid by the Surviving Corporation is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (ii) the Surviving Corporation fails to make the Payment; or

          (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment.

     A dissenting Shareholder waives his right to make a Demand for Payment under (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within 30 days after the Surviving Corporation's Payment for his shares or under subparagraph (ii) or
(iii) above within 30 days after the Surviving Corporation has failed to perform in a timely manner. A dissenting Shareholder who fails to notify the Surviving Corporation of his Demand for Payment under (i), (ii) or (iii) above within the applicable 30-day period will be deemed to have withdrawn his dissent and Demand for Payment.

     If a Demand for Payment remains unsettled, the dissenting Shareholder may commence a proceeding within 60 days after the earlier of (i) the date of his Demand for Payment or (ii) the date the Payment is made, and petition the Superior Court Division of the General Court of Justice (the "Court"), to determine the fair value of the shares and accrued interest. A dissenting Shareholder who takes no action within such 60-day period is deemed to have withdrawn his dissent and Demand for Payment.

     A Shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he complies with the conditions established by
Article 13 with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenting Shareholder are determined as to which such Shareholder dissents and such Shareholder's other shares were registered in the names of different shareholders.

         4282

     A beneficial Shareholder may assert dissenters' rights as to the shares held on his behalf only if (i) such Shareholder submits to the Company the record Shareholder's written consent to the dissent not later than the time the beneficial Shareholder asserts dissenters' rights and (ii) such Shareholder does so with respect to all shares of which he is the beneficial Shareholder.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted revenues during the period from January 1, 1996 to December 31, 1996 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                     NET DEBT        RELATIVE
METHODOLOGY                    ACTUAL       ADJUSTED     MULTIPLE     (CASH)     OPERATING VALUES
-----------                  -----------   -----------   --------   ----------   ----------------
Revenues...................  $ 1,402,550   $ 1,402,550     0.6      $6,594,264     $(5,752,734)
EBITDA.....................    1,302,741     1,301,730       7       6,594,264       2,580,846
EBIT.......................      204,285       212,274      10       6,594,264      (4,471,524)
Net Income.................      206,612       210,907      15              --       3,163,605
Book Equity................    2,874,154    (3,926,210)      1              --      (3,926,210)

         4283

     The following table shows the method used to calculate the Total Relative Value of the Company:



                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
Belk of Asheboro,
  N.C., Inc.                     .8615%          X       $ 10,609,421         =        $    91,400
Belk's Department
  Store of Asheville,
  North Carolina,
  Incorporated                  1.8822           X          8,096,519         =            152,393
Belk Brothers Company           1.9416           X        262,130,313         =          5,089,522
Belk Enterprises,
  Inc.                          4.6265           X        358,369,404         =         16,579,960
Belk Department Store
  of Clinton, N.C.,
  Inc.                          2.6698           X         11,043,990         =            294,852
Belk of Dawson, Ga.,
  Inc.                          5.6555           X            862,681         =             48,789
Belk's Department
  Store of
  Hartsville, S.C.,
  Incorporated                  4.6833           X          3,783,866         =            177,210
Belk's Department
  Store of
  Jacksonville, N.C.,
  Inc.                          3.8154           X         29,859,959         =          1,139,277
Belk-Harry Company,
  Salisbury, N.C.                .2020           X          9,875,286         =             19,948
Belk of Thomaston,
  Ga. Inc.                      3.8180           X         30,309,289         =          1,157,209
Belk of Union, S.C.,
  Inc.                          9.3333           X            901,776         =             84,165
                                                                                       -----------
Total                                                                                  $24,834,726
                                                                                       ===========
Relative Operating Value of Company                                                    $ 3,163,605
Relative Operating Value of Other Companies Owned by Company                  +         24,834,726
                                                                                       -----------
Total Relative Value of Company                                               =        $27,998,331
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Total Relative Value of Company                                                        $27,998,331
Total Relative Value of Company Owned by Other Belk Companies                 -                 --
                                                                                       -----------
Net Relative Value of Company                                                 =        $27,998,331
                                                                                       ===========

         4284

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $27,998,331             /          $1,156,226,577            =              2.4215%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
  (2.4215%               X         59,998,834)        /              1,200         =         1,210.7396


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended December 31, 1996 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4285

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                                DECEMBER 31,
                                                                    1996
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................     $   172.18
  Dividends(2)..............................................          15.00
  Book value per share(3)...................................       2,395.13
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............       1,162.31
  Dividends(2)..............................................         314.79
  Book value per share......................................      15,158.46


---------------

(1) Based on 1,200 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended December 31, 1996.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,200 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying the pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4286

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended December 31, 1996 and for the nine-month periods ended September 30, 1996 and 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.


                                                                        FISCAL YEAR ENDED
                                                            ------------------------------------------
                                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                1994           1995           1996
                                                            ------------   ------------   ------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Revenues..................................................   $   1,057      $   1,201      $   1,403
Net income................................................          61            208            207
Per common share
  Net income (loss)(1)....................................       50.62         173.60         172.18
  Dividends...............................................           0          50.00          15.00
  Book value(2)...........................................    1,986.28       2,239.03       2,395.13
Total assets..............................................      73,694         67,279         83,306
Shareholders' equity......................................       2,384          2,687          2,874


                                ---------------


                                                                    NINE MONTHS ENDED
                                                              ------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1996             1997
                                                              -------------    -------------
                                                                  (DOLLARS IN THOUSANDS)
Revenues....................................................      $1,037          $1,116
Income from operations......................................         151             198


---------------


(1) Based on 1,200 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended December 31, 1994, December 31, 1995 and December 31, 1996.

(2) Based on 1,200 shares of Common Stock outstanding as of December 31, 1994, December 31, 1995 and December 31, 1996.

         4287

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended December 31, 1994, 1995, and 1996 or for either of the nine-month periods ended September 30, 1996 or 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Revenues increased 13.7%, or $144.6 thousand in 1995 as compared to 1994. This increase is attributable to an increase in lease income associated with an increase in leased equipment. Revenues increased 16.8%, or $201.2 thousand in 1996 as compared to 1995. This increase is also attributable to an increase in lease income associated with an increase in leased equipment.

     Other income (expense), net. Other income (expense), net included a loss on sale of securities of $245.8 thousand in 1994 as a result of poor performance in the Company's bond portfolio.

                            BUSINESS OF THE COMPANY


     General. The Company provides financing services to the various Belk companies. The company borrows money from various Belk Companies, Belk family members and other persons associated with the Belk Companies. The Company issues notes to these parties which provide for an above-market rate of return. The Company uses the borrowed funds to make loans to Belk Companies that wish to borrow money for seasonal working capital needs. In November, 1997, the Company closed a $164,000,000 seasonal credit facility with First Union National Bank. The proceeds of such credit facility are being used to make seasonal loans to Belk Companies.


     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4288

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)(c).....      864            72.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)(c)(d)..............................................      528            44.0%
H. W. McKay Belk (Director and Executive Officer)
  (a)(b)(c)(e)..............................................      528            44.0%
John R. Belk (Director and Executive Officer)
  (a)(b)(c)(f)..............................................      528            44.0%
Sarah Belk Gambrell.........................................      240            20.0%
Leroy Robinson (a)(b)(c)....................................      504            42.0%
Katherine McKay Belk (a)(b)(c)..............................      504            42.0%
Katherine Belk Morris (a)(b)(c)(g)..........................      528            44.0%
Milburn Investment Company..................................      144            12.0%
Brothers Investment Company.................................      240            20.0%
Thomas M. Belk, Trustee U/A dated September 15, 1993........      120            10.0%
All Directors and Executive Officers as a group (4
  persons)..................................................      936            78.0%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; Milburn Investment Company, Brothers Investment Company and Thomas M. Belk, Trustee U/A dated September 15, 1993 -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 240 shares held by Brothers Investment Company, which Corporation is equally owned by John M. Belk and the Estate of Thomas M. Belk. Voting and investment power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.


(b) Includes 144 shares held by Milburn Investment Company, of which the Estate of Thomas M. Belk is the sole shareholder. Voting and investment power is shared by the Executors of the Estate of Thomas M. Belk, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

(c) Includes 120 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.

(d) Includes 24 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

(e) Includes 24 shares held by H. W. McKay Belk as custodian for his minor children.

(f) Includes 24 shares held by John R. Belk as custodian for his minor children.

(g) Includes 24 shares held by Katherine Belk Morris as custodian for her minor children.

         4289

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Consolidated Balance Sheets.......................   F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................   F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................   F-4

         4290

                      BELK FINANCE COMPANY AND SUBSIDIARY

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996


                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1995           1996
                                                              ------------   ------------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $56,360,896    $ 12,879,318
  Marketable securities.....................................    4,916,619              --
  Interest receivable.......................................      205,741         258,660
  Receivables from affiliates...............................    2,500,000      59,326,883
  Other assets..............................................       61,664          39,089
                                                              -----------    ------------
Total current assets........................................   64,044,920      72,503,950
Loans receivable............................................           --         902,037
Investments.................................................      300,000       6,800,364
Property, plant and equipment, net..........................    2,933,760       3,099,701
                                                              -----------    ------------
                                                              $67,278,680    $ 83,306,052
                                                              ===========    ============

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Demand deposits from stores...............................  $59,145,973    $ 44,307,073
  Demand deposits from individuals..........................    5,059,113       4,065,429
  Notes payable.............................................           --      31,330,000
  Accounts payable and accrued expenses.....................      370,787         656,416
  Deferred income taxes.....................................       15,970          72,980
                                                              -----------    ------------
Total liabilities...........................................   64,591,843      80,431,898
Shareholders' equity:
  Common stock..............................................      120,000         120,000
  Additional paid in capital................................      238,583         238,583
  Net unrealized gain (loss) on investments, net of income
     taxes..................................................        1,295              --
  Retained earnings.........................................    2,326,959       2,515,571
                                                              -----------    ------------
Total shareholders' equity..................................    2,686,837       2,874,154
                                                              -----------    ------------
                                                              $67,278,680    $ 83,306,052
                                                              ===========    ============

         4291

                      BELK FINANCE COMPANY AND SUBSIDIARY

      UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                 PERIODS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                1994           1995           1996
                                                            ------------   ------------   ------------
Revenues..................................................   $1,056,684     $1,201,321     $1,402,550
Operating costs and expenses..............................      953,152      1,052,443      1,190,492
                                                             ----------     ----------     ----------
Income from operations....................................      103,532        148,878        212,058
                                                             ----------     ----------     ----------
Other income (expense):
  Interest, net...........................................      162,014        139,107        180,000
  Dividend income.........................................       11,099         14,554         16,330
  Gain (loss) on sale of securities.......................     (245,767)       (53,785)       (24,319)
  Miscellaneous, net......................................          545             --            216
                                                             ----------     ----------     ----------
Total other expense, net..................................      (72,109)        99,876        172,227
                                                             ----------     ----------     ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.......       31,423        248,754        384,285
Income tax expense (benefit)..............................      (29,320)        40,434        177,673
                                                             ----------     ----------     ----------
Net earnings..............................................       60,743        208,320        206,612
Retained earnings at beginning of period..................    2,117,896      2,178,639      2,326,959
Dividends paid............................................           --        (60,000)       (18,000)
                                                             ----------     ----------     ----------
Retained earnings at end of period........................   $2,178,639     $2,326,959     $2,515,571
                                                             ==========     ==========     ==========

         4292

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company".

(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(4) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(5) INVESTMENT SECURITIES

     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:

     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

         4293
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(6) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(7) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(8) RECLASSIFICATIONS

     Certain 1995 and 1994 amounts have been reclassified in order to be consistent with classifications adopted in 1996. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(9) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4294

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   CHAPTER 55
                    NORTH CAROLINA BUSINESS CORPORATION ACT
                            STATE OF NORTH CAROLINA

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 55-13-01.  DEFINITIONS.

     In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a part unless
     (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (i) alters or abolishes a preferential right of the shares;

         4295

     (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional shares so created is to be acquired by cash under G.S. 55-6-04; (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

          (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash.

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision.

SEC. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

         4296

SEC.SEC. 55-13-04 TO 55-13-19.  Reserved for future codification purposes.

             PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-15-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SEC. 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

         4297

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 15-13-25.  PAYMENT.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any:

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SEC. 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

         4298

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notified the corporation of his demand in writing (i) under subdivision(a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions(a)(2) and(a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3.  JUDICIAL APPRAISAL OF SHARES

SEC. 55-13-30.  COURT ACTION.

     (a) If a demand of payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 and by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

         4299

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         4300

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for calendar year 1996 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                 REVENUES     (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                               ------------   ----------   --------   ----------   -------------
Per Shareholders' Statement..................  $  1,402,550    $206,612    $204,285   $1,302,741    $ 2,874,154
Adjustments to eliminate less than
  wholly-owned subsidiaries..................            --          --          --           --             --
                                               ------------
Adjusted Shareholders' Statement.............  $  1,402,550     206,612     204,285    1,302,741      2,874,154
                                               ============
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E..............                        --          --           --
  Gain/loss on sale of securities............                    13,075      24,319       24,319
  Impairment loss............................                        --          --           --
  Equity in earnings of unconsolidated
    subsidiaries.............................                        --          --           --
  Gain/loss on discontinued operations.......                        --          --           --
  Adjustment to tax expense..................                        --          --           --             --
                                                               --------    --------   ----------
Total non-operating items....................                    13,075      24,319       24,319
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities......................                    (8,780)    (16,330)     (16,330)
  Adjustment for ownership in other Belk
    entities.................................                                                        (6,800,364)
                                                               --------    --------   ----------    -----------
Per Model....................................                  $210,907    $212,274   $1,310,730    $(3,926,210)
                                                               ========    ========   ==========    ===========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents..................  $(12,879,318)
    Negative cash balances reclassified to
      accounts payable.......................            --
    Receivables from affiliates, net.........   (59,326,883)
    Loans receivable from affiliates, net....      (902,037)
  Liabilities
    Notes payable............................    31,330,000
    Current installments of long-term debt...            --
    Current portion of obligations under
      capital leases.........................            --
    Payables to affiliates, net..............    48,372,502
    Long-term debt, excluding current
      installments...........................            --
    Obligations under capital leases,
      excluding current portion..............            --
    Loans payable to affiliates, net.........            --
                                               ------------
Net debt (cash)..............................     6,594,264
Adjustments to eliminate less than
  wholly-owned subsidiaries..................            --
                                               ------------
Per Model....................................  $  6,594,264
                                               ============

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4301

                                                              SUPPLEMENT NO. 107
         4302

                              BELK FINANCE COMPANY
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 8:00 a.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 107
         4303

                          BELK-SIMPSON REALTY COMPANY

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk-Simpson Realty Company (the "Company"), to be held on April 16, 1998, at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 30.2193 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 23,964 shares of New Belk Class A Common Stock which will represent approximately 0.0399% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (108)
         4304

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4305

                          BELK-SIMPSON REALTY COMPANY

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 16, 1998


TO THE SHAREHOLDERS OF BELK-SIMPSON REALTY COMPANY:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk-Simpson Realty Company (the "Company") will be held on April 16, 1998, at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under South Carolina law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 30.2193 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4306

                          BELK-SIMPSON REALTY COMPANY

                               SUPPLEMENT NO. 108
                                       TO
                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998

                             ---------------------

     THIS SUPPLEMENT NO. 108 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK-SIMPSON REALTY COMPANY (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................   B-1

         4307

                                  THE COMPANY

     The Company was incorporated as a South Carolina corporation in 1944. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.

                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 16, 1998 at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters' rights of appraisal under South Carolina law), will be converted, without any action on the part of the Shareholder, into the right to receive 30.2193 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 1,000 shares of Common Stock outstanding held of record by 20 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 71.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger

         4308

would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise dissenters' rights of appraisal as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the South Carolina Business Corporation Act (the "SCBCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").



     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,000 shares of Common Stock.



     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions with respect to New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be

         4309


converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.



     Dividends and Other Distributions. The DGCL permits a corporation to declare and pay dividends out of its surplus (defined as net assets minus capital) or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.



     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividends or distribution, as the case may be, New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and (ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that (i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.



     Unless provided otherwise by its articles of incorporation, a South Carolina corporation may pay dividends or make other distributions with respect to its shares if after the dividend or distribution the

         4310


corporation has the ability to pay its debts as they become due and has total assets in excess of the sum of total liabilities and all senior claims upon dissolution. The Company Bylaws provide that the Board of Directors of the Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.



     Special Meeting of Stockholders. Pursuant to the DGCL, special meetings of stockholders may be called by the Board of Directors or by such persons as may be authorized by the certificate of incorporation or bylaws. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.



     The SCBCA permits the board of directors, persons authorized by the articles of incorporation or the bylaws and holders of at least 10% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.



     Voting Requirements Generally. The DGCL provides that each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. The affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.



     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.



     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.



     With certain exceptions, the SCBCA provides that each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting, unless the articles of incorporation provide otherwise. If the votes cast in favor of an action (other than the election of directors) exceed the votes cast opposing the action at a duly held meeting at which a quorum is present and entitled to vote on the subject matter, it is deemed to be the act of the shareholders on the matter, unless the articles of incorporation or the SCBCA require a greater number of affirmative votes. The Company Articles do not specify a different voting requirement.



     Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class,

         4311


then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.



     Under the SCBCA, unless the articles of incorporation require a different vote, an amendment to a corporation's articles of incorporation must be approved by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment. An amendment to the articles of incorporation that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the SCBCA) on a proposed amendment if the amendment would result in certain fundamental changes to the rights and preferences of that class. The SCBCA permits the following provisions of a corporation's articles of incorporation to be amended by action of the board of directors without shareholder approval: (i) changes in the issued and unissued shares of an outstanding class of shares into a greater number of whole shares, if the corporation has only that class of shares outstanding; (ii) minor changes to the corporate name; and (iii) certain minor technical amendments. The Company Articles do not specify a different vote to amend the Company Articles.



     Under the DGCL, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.



     Under the SCBCA, a South Carolina corporation's board of directors may amend the corporation's bylaws unless the articles of incorporation or bylaws reserve the power to the shareholders and except that certain types of provisions may be amended or repealed only by the shareholders. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by the board of directors.



     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Furthermore, the Company Bylaws provide that the Company Board has no power to adopt a bylaw (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law, (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees, (iii) increasing or decreasing the number of directors or (iv) classifying and staggering the election of directors.



     Action by Written Consent. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Under the SCBCA, shareholders may act without a meeting by unanimous written consent.



     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies and newly created directorships may be filling by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders

         4312


holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.



     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.



     Under the SCBCA, unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, the shareholders or the board of directors may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The Company Articles do not provide otherwise.



     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors must be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.



     Number and Qualification of Directors. Under the DGCL, the minimum number of directors is one. The DGCL permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon amendment of the certificate of incorporation.



     The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.



     Under the SCBCA, the minimum number of directors is one. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors, the SCBCA allows the board of directors to increase or decrease by 30% or less the number of directors last approved by the shareholders, but only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. Where a variable range is established by the articles of incorporation or the bylaws, the number of directors may be fixed or changed within the minimum and maximum by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa.



     The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any qualifications for directors of the New Belk Board



     The SCBCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of South Carolina or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws and Company

         4313


Articles do not require directors of the Company to be residents of South Carolina or shareholders of the Company.



     Classification of Board. A classified board of directors is one in which a certain number, but not all, of the directors of a corporation are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.



     The DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.



     The SCBCA provides that when a board of directors has six or more members, the articles of incorporation may provide for staggering their terms into two or three classes. The Company Articles do not provide for the staggering of the Company Board.



     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.



     Under the SCBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.



     Cumulative Voting. Under the SCBCA, shareholders are entitled to cumulative voting in the election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares each shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as the shareholder may determine, or the shareholder may cumulatively vote all of them for one nominee. Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation. The New Belk Certificate does not provide for cumulative voting. The New Belk Stockholders, therefore, will not be entitled to cumulative voting in the election of directors.



     Conflict-of-Interest Transactions. Under the DGCL, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. A corporation may make loans to, guarantee the

         4314


obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.



     Similarly, under the SCBCA, a conflict-of-interest transaction, which is defined as a transaction with the corporation in which a director of the corporation has a direct or indirect interest, is not voidable by the corporation solely because of the director's interest in the transaction if any one of the following is true: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors, and the board of directors or a committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A corporation may lend money to or guarantee the obligation of a director of the corporation where (i) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, except the votes of shares owned by or voted under the control of the benefited director or (ii) the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.



     Indemnification and Limitation of Liability. Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to be indemnified for expenses, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.



     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) transactions in which the director received an improper personal benefit.



     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.



     Under the SCBCA, a corporation may indemnify an individual, and in certain circumstances, must indemnify an individual, made party to a proceeding because he is or was a director against liability incurred in the proceeding if the person (i) conducted himself in good faith, (ii) reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and, in all other

         4315


cases, that his conduct was at least not opposed to its best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A South Carolina corporation may not indemnify a director
(i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under the SCBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. For the purposes of the above, a director is defined as an individual who is or was a director of the corporation or who, while a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.



     Under the SCBCA, the articles of incorporation of certain corporations may also contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders, provided that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) any transaction involving improper personal benefits to the director.



     The Company Bylaws authorize indemnification as provided in the SCBCA. In addition, the Company Bylaws state that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify the director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.



     Mergers, Tender Offers and Sales of Substantially All of the Assets. Under the DGCL, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.



     In general, unless the articles of incorporation require a greater or smaller vote (in no event less than a majority) or the board of directors requires a greater vote, the SCBCA requires a merger of a South Carolina corporation to be approved by two-thirds of the total votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within any separate class or other voting group that is entitled to vote separately on the plan. Unless the articles of incorporation specify otherwise, however, the board of directors does not need to submit a plan of merger to the shareholders of the surviving corporation if any of the following is true: (i) the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (iii) the

         4316


number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of shares that entitle their holders to participate without limitation in distributions ("participating shares") outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.



     Proxies. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.



     As under the DGCL, the SCBCA provides that at all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Under the SCBCA, unless a time of expiration is otherwise specified, an appointment of a proxy is valid for 11 months.



     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.



     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.



     The SCBCA grants to shareholders of a corporation preemptive rights to acquire the corporation's unissued shares except to the extent the articles of incorporation provide otherwise. The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Company Articles do not contain a provision on preemptive rights.



     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.



     Under the SCBCA, any shareholder may inspect and copy certain corporate records regardless of the shareholder's purpose, and may also inspect and copy the corporation's accounting records, the record of shareholders, excerpts from minutes of meetings of the board of directors (or any committee thereof), minutes of shareholder meetings, and any action taken by the board of directors or shareholders by written consent, if the shareholder's demand is made in good faith and for a proper purpose, he describes with reasonable particularly such purpose and the records he desires to inspect are directly connected with his purpose. The SCBCA also allows shareholders holding at least one percent of any class of shares to conduct an inspection of a corporation's tax returns.

         4317


     Anti-Takeover Provisions. The DGCL contains provisions which impose supermajority voting requirements for certain business combinations with a 15% or greater stockholder within three years following the date such stockholder became an "interested stockholder." A Delaware corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     The SCBCA contains provisions which impose supermajority voting requirements or a fair pricing procedure for certain business combinations with the beneficial owner of 10% or more of the voting power of the corporation or an affiliate or associate of the corporation who was a 10% beneficial owner within the two-year period before the date in question and provisions which restrict the voting rights of person who, through certain acquisitions ("control share acquisitions"), are able to exercise control over certain South Carolina corporations. A South Carolina corporation must specifically elect, through an amendment to its bylaws or articles of incorporation, not to be governed by these provisions.



     Quorum. Both the New Belk Bylaws and the Company Bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum.


DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 33-13-101 et seq. of the SCBCA is entitled to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 33-13-101 et seq. of the SCBCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 33-13-101 et seq. of the SCBCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 33-13-101 ET SEQ. OF THE SCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     A Shareholder may not dissent as to less than all of the shares that he beneficially owns, regardless of the number of accounts maintained for the benefit of such Shareholder. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must notify the Company in writing of the names and addresses of the record holders of the shares, if known to him. Any Shareholder intending to enforce this right may not vote in favor of the Merger and must file a written notice of intent to demand payment for his shares (the "Objection Notice") with the Secretary of the Company either before the Special Meeting or before the vote is taken at the Special Meeting. The Objection Notice must state that the Shareholder intends to demand payment for his shares of Common Stock if the Merger is effected. Although any Shareholder who has filed an Objection Notice must not vote in favor of the Merger, a vote in favor of the Merger cast by the holder of a proxy appointment solicited by the Company (whether pursuant to the instruction of the Shareholder or otherwise) will not disqualify the Shareholder from demanding payment for his shares under the SCBCA. A vote against approval of the Merger will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 33-13-210 of the SCBCA.

     If the Merger is approved by the Shareholders at the Special Meeting, each Shareholder who has filed an Objection Notice will be notified by the Company of such approval within 10 days after the Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting Shareholders must (a) send the Payment Demand (as defined below) and (b) deposit their Common Stock certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to Shareholders of the terms of the proposed Merger and (iv) set a date by which (x) the Company must receive the Payment Demand, which may not be fewer than 30 or more than 60 days after the date the Dissenters' Notice is delivered, (y) the Certificates must be deposited as instructed in the Dissenters' Notice, which may not be earlier than 20 days after the date the

         4318

Payment Demand is received by the Company and (z) be accompanied by a copy of Sections 33-13-101 through 33-13-310 of the SCBCA. Within the time prescribed in the Dissenters' Notice, a Shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he (or the beneficial Shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares of Common Stock before the date of the first public announcement of the terms of the Reorganization and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the Shareholder will retain all other rights of a Shareholder until these rights are canceled or modified by consummation of the Merger. Failure to comply with these procedures will cause the Shareholder to lose his dissenters' rights to payment for the shares. Consequently, any Shareholder who desires to exercise his rights to payment for his shares is urged to consult his legal advisor before attempting to exercise such rights.

     As soon as the Merger is consummated, or upon receipt of a Payment Demand, the Company must, pursuant to Section 33-13-250 of the SCBCA, pay to each dissenting Shareholder who has substantially complied with the requirements of
Section 33-13-230 of the SCBCA, the amount that the Company estimates to be the fair value of the shares of Common Stock plus accrued interest. Section 33-13-250 of the SCBCA requires that payment be accompanied by (i) certain of the Company financial statements, (ii) a statement of the Company's estimate of fair value of the shares and explanation of how the interest was calculated,
(iii) notification of rights to demand payment and (iv) a copy of Chapter 13 of the SCBCA. As authorized by Section 33-13-270, the Company may delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting Shareholder which were not held by such Shareholder on the date of the first public announcement of the terms of the Reorganization Agreement. When payments are so withheld, the Company is required, as applicable, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Company's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 33-13-280.

     If the Merger is not consummated within 60 days after the date set for demanding payment and depositing Certificates, the Company shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, the Company must send a new Dissenters' Notice and repeat the payment demand procedure.

     If the dissenting Shareholder believes that the amount paid by the Company pursuant to Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if the Company fails to make or offer payment or, if the Merger has not been consummated, the Company does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set in the Dissenters' Notice, then the dissenting Shareholder may, within 30 days after the Company made or offered payment for the shares or failed to pay for the shares, notify the Company in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). Failure to notify the Company in writing of a demand for payment within 30 days after the Company made or offered payment for such shares will constitute a waiver of the right to demand payment.

     If the Company and the dissenting Shareholder cannot agree on a fair price within 60 days after the Company receives such a demand for payment, the SCBCA provides that the Company will institute judicial proceedings in the appropriate court, as set forth in the SCBCA (the "Court"), to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger and (ii) the accrued interest. The "fair value" of the Common Stock may be more than, the same as or less than that produced by the exchange ratios. The Company must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus accrued interest, exceeds the amount paid by the Company. If the Company does not institute such proceeding within such 60-day period, the Company
         4319

must pay each dissenting Shareholder whose demand remains unsettled the respective amount demanded by each Shareholder.

     The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of appraisers appointed by the Court) against the Company, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting Shareholders if it finds that their demand for additional payment under Section 33-13-280 was arbitrary, vexatious or otherwise not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties against (i) the Company, if the Court finds that the Company did not comply substantially with Sections 33-13-200 through 33-13-280 or (ii) either the Company or the dissenting Shareholders, if either acted arbitrarily, vexatiously or otherwise not in good faith. If the Court finds that the services of counsel for any dissenting Shareholders were of substantial benefit to other dissenting Shareholders, the Court may award such counsel reasonable attorneys fees to be paid out of the amounts awarded to the dissenting Shareholders who were benefitted. In a proceeding commenced by dissenting Shareholders to enforce the liability of the Company if the Company failed to commence the appraisal proceeding within the 60-day period under 33-13-300(a), the Court will assess the costs of the proceeding and the fees and expenses of counsel for the dissenting Shareholders against the Company.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted revenues during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.

         4320

     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT        RELATIVE
METHODOLOGY                     ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                   ----------   ----------   --------   ----------   ----------------
Revenues....................  $   77,790   $   77,790     0.6      $ (469,377)     $  516,051
EBITDA......................      15,112       15,112       7        (469,377)        575,161
EBIT........................      10,096       10,096      10        (469,377)        570,337
Net Income..................      24,082       24,082      15              --         361,230
Book Equity.................     582,350      582,350       1              --         582,350

         4321

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========

Relative Operating Value of Company                                                    $   582,350
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $   582,350
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company             16.7%          X        $   582,350         =        $    97,252
Belk-Simpson Company,
  Greenville, South
  Carolina                         4.0           X            582,350         =             23,294
                                                                                       -----------
Total                                                                                  $   120,546
                                                                                       ===========

Total Relative Value of Company                                                        $   582,350
Total Relative Value of Company Owned by Other Belk Companies                 -            120,546
                                                                                       -----------
Net Relative Value of Company                                                 =        $   461,804
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   461,804             /          $1,156,226,577            =               .0399%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0399%               X         59,998,834)        /                793         =            30.2193


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4322

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share, dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ 24.08
  Dividends(2)..............................................         50.00
  Book value per share(3)...................................        582.35
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         29.01
  Dividends(2)..............................................          7.86
  Book value per share......................................        378.35


---------------

(1) Based on 1,000 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 1,000 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 54,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share, New Belk pro forma combined dividends per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4323

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.


                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Revenues....................................................    $    78       $    69       $    33
Net income..................................................         57            48            24
Per common share
  Net income (loss)(1)......................................      56.89         48.15         24.08
  Dividends.................................................      50.00         50.00         50.00
  Book value(2).............................................     610.12        608.27        582.35
Total assets................................................        630           628           595
Shareholders' equity........................................        610           608           582


                                ---------------


                                                                  NINE MONTHS ENDED
                                                              --------------------------
                                                              NOVEMBER 2,    NOVEMBER 1,
                                                                 1996           1997
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS)
Revenues....................................................      $29            $20
Income (loss) from operations...............................       18             10


---------------


(1) Based on 1,000 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 1,000 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4324

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Net income decreased in fiscal year 1997 compared to fiscal year 1996 as one of the Companies' two buildings became vacant.

                            BUSINESS OF THE COMPANY

     General. The Company owns two buildings in downtown Lancaster, South Carolina. Both buildings are currently under contract to be sold. The Company also owns undeveloped real property in Lancaster County, South Carolina. The Company is managed out of the Kuhne/Greiner group office in Greenville, South Carolina.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4325

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer)
  (a)(b)(c)(d)(e)(f)........................................      540            54.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (b)(f)....................................................      267            26.7%
H. W. McKay Belk (Director and Executive Officer) (b)(f)....      267            26.7%
John R. Belk (Director and Executive Officer) (b)(f)........      267            26.7%
Henderson Belk (Director) (c)(d)............................      133            13.3%
Sarah Belk Gambrell (Director) (c)(d).......................      273            27.3%
Leroy Robinson (b)..........................................      100            10.0%
Katherine McKay Belk (b)....................................      100            10.0%
Katherine Belk Morris (b)...................................      100            10.0%
John A. Kuhne (Director and Executive Officer) (e)(i).......       70             7.0%
Lucy S. Kuhne (g)(h)........................................      290            29.0%
Kate Simpson (g)(h).........................................      260            26.0%
Claire E. Russo (g)(h)......................................      260            26.0%
R. E. Greiner (Director and Executive Officer)..............        0                *
Welch Bostick, Jr. (Executive Officer)......................        0                *
Thomas M. Belk, Trustee U/A dated January 15, 1993..........      100            10.0%
Montgomery Investment Company...............................       60             6.0%
J.V. Properties.............................................      167            16.7%
Simpson Enterprises, Inc....................................       60             6.0%
Kate McArver Simpson, Lucy Caroline Bowden Simpson..........      200            20.0%
  Kuhne and Hazel Claire M. Efird as Personal
Representatives of the
  Estate of William Henry Belk Simpson, Deceased
All Directors and Executive Officers as a group (8
  persons)..................................................      710            71.0%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Henderson Belk, Leroy Robinson, Katherine McKay Belk and Katherine Belk
Morris -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; Sarah Belk
Gambrell -- 300 Cherokee Road, Charlotte, N.C. 28207; John A. Kuhne, Lucy S. Kuhne, Claire E. Russo, R. E. Greiner and Welch Bostick, Jr. -- 14 S. Main Street, Greenville, S.C. 29601; Thomas M. Belk, Trustee U/A dated September 15, 1993, Montgomery Investment Company and J.V. Properties -- 2801 West Tyvola Road, Charlotte, N.C. 28217; Kate Simpson, Simpson Enterprises, Inc. and Kate McArver Simpson, Lucy Caroline Bowden Simpson Kuhne and Hazel Claire M. Efird as Personal Representative of the Estate of William Henry Belk Simpson,
Deceased -- P.O. Box 17433, Greenville, S.C. 29606.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

         4326

(a) Includes 60 shares held by Montgomery Investment Company, of which John M. Belk is the majority shareholder.

(b) Includes 100 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(c) Includes 120 shares held in several Trusts established by the Will of W. H. Belk for the benefit of his children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(d)  Includes 13 shares held in several Trusts established by the Will of Mary
     I. Belk for the benefit of her children. Voting and investment power of the Trusts for John M. Belk and Thomas M. Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk and W. H. Belk, Jr. Voting and investment power of the Trusts for Sarah Belk Gambrell, W. H. Belk, Jr. and Henderson Belk is shared by John M. Belk, Sarah Belk Gambrell, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.



(e) Includes 40 shares held by Belk-Simpson Company, Greenville, South Carolina, which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John
     M. Belk and John A. Kuhne.


(f) Includes 167 shares held by J.V. Properties, a partnership. The Board of Managers, consisting of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk, have voting and investment power with respect to such shares.

(g) Includes 200 shares held by the Estate of William Henry Belk Simpson. Voting and investment power is shared by the Personal Representatives, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(h) Includes 60 shares held by Simpson Enterprises, Inc. Voting and investment power is shared by the Personal Representatives of the Estate of William Henry Belk Simpson, who are Kate Simpson, Lucy Kuhne and Claire Russo.

(i)  Includes 30 shares held by John A. Kuhne's wife, Lucy S. Kuhne.

         4327

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Balance Sheets....................................   F-2

Unaudited Statements of Earnings and Retained Earnings......   F-3

Condensed Notes to Unaudited Historical Financial
  Statements................................................   F-4

         4328

                          BELK-SIMPSON REALTY COMPANY

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Accounts receivable, net..................................   $    229      $     --
  Receivable from affiliates, net...........................    497,021       469,378
  Refundable income taxes...................................      4,347         4,453
  Other.....................................................      3,602         3,809
                                                               --------      --------
Total current assets........................................    505,199       477,639
Property, plant and equipment, net..........................    118,383       113,366
Deferred income taxes.......................................      2,619         1,768
Other noncurrent assets.....................................      2,254         2,359
                                                               --------      --------
                                                               $628,455      $595,132
                                                               ========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................      4,544           687
                                                               --------      --------
Total current liabilities...................................      4,544           687
Other noncurrent liabilities................................     15,643        12,095
                                                               --------      --------
Total liabilities...........................................     20,187        12,782
Shareholders' equity:
  Common stock..............................................    100,000       100,000
  Retained earnings.........................................    508,268       482,350
                                                               --------      --------
Total shareholders' equity..................................    608,268       582,350
                                                               --------      --------
                                                               $628,455      $595,132
                                                               ========      ========

         4329

                          BELK-SIMPSON REALTY COMPANY

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Revenues....................................................   $ 77,790      $ 69,409      $ 32,815
Operating costs and expenses................................     20,054        22,340        15,799
                                                               --------      --------      --------
Income from operations......................................     57,736        47,069        17,016
                                                               --------      --------      --------
Other income (expense):
  Interest, net.............................................     17,977        22,747        19,500
  Miscellaneous, net........................................     (1,080)       (9,090)       (6,920)
                                                               --------      --------      --------
Total other expense, net....................................     16,897        13,657        12,580
                                                               --------      --------      --------
Earnings from continuing operations before income taxes, and
  equity in earnings of unconsolidated entities.............     74,633        60,726        29,596
Income tax expense (benefit)................................     17,746        12,575         5,514
                                                               --------      --------      --------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.......................     56,887        48,151        24,082
                                                               --------      --------      --------
Net earnings................................................     56,887        48,151        24,082
Retained earnings at beginning of period....................    503,230       510,117       508,268
Dividends paid..............................................    (50,000)      (50,000)      (50,000)
                                                               --------      --------      --------
Retained earnings at end of period..........................   $510,117      $508,268      $482,350
                                                               ========      ========      ========

         4330

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR

     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company". The Company's fiscal year ends on the Saturday closest to each January 31.

(2) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(3) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(4) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(5) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(6) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

         4331
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4332

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                    TITLE 33
                        CORPORATIONS, ASSOCIATIONS, ETC.
                            STATE OF SOUTH CAROLINA

                                   CHAPTER 13

                               DISSENTERS' RIGHTS

                                                                          BEGINNING
                                                                           SECTION
                                                                          ---------
ARTICLE 1.  Right to Dissent and Obtain Payment for Shares..............  33-13-101
ARTICLE 2.  Procedure for Exercise of Dissenters' Rights................  33-13-200
ARTICLE 3.  Judicial Appraisal of Shares................................  33-13-300

                                   ARTICLE 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION
-------
33-13-101.   Definitions.
33-13-102.   Right to dissent.
33-13-103.   Dissent by nominees and beneficial owners.

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

         4333

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article I of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

         4334

                                   ARTICLE 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SECTION
------
33-13-200.  Notice of dissenters' rights.
33-13-210.  Notice of intent to demand payment.
33-13-220.  Dissenters' notice.
33-13-230.  Shareholders' payment demand.
33-13-240.  Share restrictions.
33-13-250.  Payment.
33-13-260.  Failure to take action.
33-13-270.  After-acquired shares.
33-13-280.  Procedure if shareholder dissatisfied with payment or offer.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

         4335

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenters' right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         4336

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by Section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

                                   ARTICLE 3

                          JUDICIAL APPRAISAL OF SHARES

SECTION
-------
33-13-300.  Court action.
33-13-310.  Court costs and counsel fees.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         4337

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

         4338

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                              NET INCOME                         SHAREHOLDERS'
                                                  REVENUES    (LOSS)(1)   EBIT(2)    EBITDA(2)      EQUITY
                                                  ---------   ----------  -------    ---------   -------------
Per Shareholders' Statement.....................  $      --    $24,082    $10,096     $15,112      $582,350
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................         --         --         --          --            --
                                                  ---------    -------    -------     -------      --------
Adjusted Shareholders' Statement................  $      --     24,082     10,096      15,112       582,350
                                                  =========    -------    -------     -------      --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.................                    --         --          --
  Gain/loss on sale of securities...............
  Impairment loss...............................                    --         --          --
  Equity in earnings of unconsolidated
    subsidiaries................................                    --         --          --
  Gain/loss on discontinued operations..........                    --         --          --
  Adjustment to tax expense.....................                    --         --          --            --
                                                               -------    -------     -------
Total non-operating items.......................                    --         --          --
                                                               -------    -------     -------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities...............................                    --         --          --
  Adjustment for ownership in other Belk
    entities....................................                                                         --
                                                               -------    -------     -------      --------
Per Model.......................................               $24,082    $10,096     $15,112      $582,350
                                                               =======    =======     =======      ========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents.....................  $      --
    Negative cash balances reclassified to
      accounts payable..........................         --
    Receivables from affiliates, net............   (469,377)
    Loans receivable from affiliates, net.......         --
  Liabilities
    Notes payable...............................         --
    Current installments of long-term debt......         --
    Current portion of obligations under capital
      leases....................................         --
    Payables to affiliates, net.................         --
    Long-term debt, excluding current
      installments..............................         --
    Obligations under capital leases, excluding
      current portion...........................         --
    Loans payable to affiliates, net............         --
                                                  ---------
Net debt (cash).................................   (469,377)
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................         --
                                                  ---------
Per Model.......................................  $(469,377)
                                                  =========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4339

                                                              SUPPLEMENT NO. 108
         4340

                          BELK-SIMPSON REALTY COMPANY
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Thursday, April 16, 1998, at 5:00 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 108
         4341

                        BELK OF LAWRENCEVILLE, VA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk of Lawrenceville, Va., Inc. (the "Company"), to be held on April 15, 1998, at 6:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 377.3850 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 18,114 shares of New Belk Class A Common Stock which will represent approximately 0.0302% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (109)
         4342

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4343

                        BELK OF LAWRENCEVILLE, VA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OF LAWRENCEVILLE, VA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk of Lawrenceville, Va., Inc. (the "Company") will be held on April 15, 1998, at 6:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 377.3850 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4344

                        BELK OF LAWRENCEVILLE, VA., INC.

                               SUPPLEMENT NO. 109

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 109 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OF LAWRENCEVILLE, VA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................  2
GENERAL INFORMATION.........................................  2
SPECIAL MEETING.............................................  2
THE MERGER..................................................  3
  Recommendation of Board of Directors......................  3
  Reasons for the Reorganization............................  3
  Interests of Certain Persons in the Merger................  3
  Comparison of Shareholder Rights..........................  3
  Dissenters' Rights of Appraisal...........................  12
DETERMINATION OF EXCHANGE RATIO.............................  14
COMPARATIVE PER SHARE DATA..................................  17
SELECTED HISTORICAL FINANCIAL INFORMATION...................  18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................  19
BUSINESS OF THE COMPANY.....................................  19
SECURITY OWNERSHIP OF THE COMPANY...........................  20
INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL
  STATEMENTS................................................  F-1
  Unaudited Consolidated Balance Sheets.....................  F-2
  Unaudited Consolidated Statements of Earnings and Retained
     Earnings...............................................  F-3
  Condensed Notes to Unaudited Consolidated Historical
     Financial Statements...................................  F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................  A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
          INFORMATION.......................................  B-1

         4345

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1934 as Leggett's Department Store of Lawrenceville, Va., Incorporated. The Company changed its name to Belk of Lawrenceville, Va., Inc. on June 12, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 6:20 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 377.3850 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 574 shares of Common Stock outstanding held of record by 4 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 95.1% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         4346

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see " -- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 750 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         4347

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         4348

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by
         4349

66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal

         4350

or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for

         4351

in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

         4352

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or

         4353

director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that to the fullest extent permitted by the VSCA a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.


     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving

         4354

the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         4355

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15"). In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

         4356

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

         4357

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted revenues during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

         4358

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                               NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE     (CASH)      OPERATING VALUES
-----------              ------       --------     --------    --------     ----------------
Revenues.............  $3,274,682    $3,274,682       0.6      $(443,211)     $ 2,408,020
EBITDA...............   1,164,649     1,172,468         7       (443,211)       8,650,487
EBIT.................     949,699       957,518        10       (443,211)      10,018,391
Net Income...........     540,891       549,046        15             --        8,235,690
Book Equity..........   1,226,260     1,225,986         1             --        1,225,986

         4359

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $10,018,391
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $10,018,391
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Enterprises,
  Inc.                          4.8780%          X        $10,018,391         =        $   488,697
Belk of Danville,
  Va., Inc.                     1.0453           X         10,018,391         =            104,722
Belk of South Boston,
  Va., Inc.                    90.5923           X         10,018,391         =          9,075,891
                                                                                       -----------
Total                                                                                  $ 9,669,310
                                                                                       ===========
Total Relative Value of Company                                                        $10,018,391
Total Relative Value of Company Owned by Other Belk Companies                 -          9,669,310
                                                                                       -----------
Net Relative Value of Company                                                 =        $   349,081
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   349,081             /          $1,156,226,577            =               .0302%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0302%               X         59,998,834)        /                 48         =           377.3850


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4360

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $  942.32
  Dividends(2)..............................................         600.00
  Book value per share(3)...................................       2,136.34
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............           0.96
  Dividends(2)..............................................           0.26
  Book value per share(5)...................................          12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         362.29
  Dividends(2)..............................................          98.12
  Book value per share......................................       4,724.86


---------------

(1) Based on 574 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 574 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4361

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                        FISCAL YEAR ENDED
                                                             ---------------------------------------
                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE AMOUNTS)
Revenues...................................................  $2,643,951    $3,541,742    $3,274,682
Net income.................................................         296           526           541
Per common share
  Net income (loss)(1).....................................      516.09        915.66        942.32
  Dividends................................................      150.00        350.00        600.00
  Book value(2)............................................    1,228.37      1,794.02      2,136.34
Total assets...............................................       1,212         1,483         1,692
Shareholders' equity.......................................         705         1,030         1,226

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Revenues....................................................    $2,706        $2,623
Income from operations......................................       995           931

---------------


(1) Based on 574 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 574 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4362

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     Operating costs and expenses decreased 11.1%, or $290.5 thousand, in fiscal year 1997 as compared to fiscal year 1996. This decrease is primarily attributable to a decrease in payroll of $186 thousand. In addition, charitable contributions decreased by $94 thousand in fiscal year 1997. Operating costs and expenses increased 2.4%, or $497.6 thousand, in fiscal year 1996 as compared to fiscal year 1995. This increase is primarily attributable to an increase in payroll and charitable contributions.

     Other expense, net, decreased 4.8%, or $27.9 thousand, in fiscal year 1997 as compared to fiscal year 1996 primarily due to a decrease in interest, net.

                            BUSINESS OF THE COMPANY

     General. Through its subsidiary, United Electronics Services, the Company enters into contracts with Belk Companies and other retail companies to provide point of sale and other electronic equipment maintenance services.

     Facilities.  The Company leases office space in Danville, Virginia.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4363

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)...........      546            95.1%
Thomas M. Belk, Jr. (Director and Executive Officer) (a)....      526            91.6%
H. W. McKay Belk (Director and Executive Officer) (a).......      526            91.6%
John R. Belk (Director and Executive Officer) (a)...........      526            91.6%
James K. Glenn, Jr. (Director)..............................        0                *
All Directors and Executive Officers as a group (5
  persons)..................................................      546            95.1%


---------------

* Less than 1% of the outstanding Common Stock.

     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C.; James K. Glenn, Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102.

     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 520 shares held by Belk of Virginia, Inc. and 6 shares held by Belk of Danville, Va., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         4364

        INDEX TO UNAUDITED CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Unaudited Consolidated Balance Sheets.......................  F-2

Unaudited Consolidated Statements of Earnings and Retained
  Earnings..................................................  F-3

Condensed Notes to Unaudited Consolidated Historical
  Financial Statements......................................  F-4

         4365

                        BELK OF LAWRENCEVILLE, VA., INC.

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996


                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   25,076    $   18,404
  Accounts receivable, net..................................     381,390       617,052
  Receivables from affiliates, net..........................     414,711       424,806
  Refundable income taxes...................................         436         1,863
  Deferred income taxes.....................................          --         2,174
  Other.....................................................       1,663        26,814
                                                              ----------    ----------
Total current assets........................................     823,276     1,091,113
                                                              ----------    ----------
Investments.................................................       3,274         3,274
Property, plant and equipment, net..........................     616,087       548,850
Deferred income taxes.......................................      39,875        48,861
                                                              ----------    ----------
                                                              $1,482,512    $1,692,098
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  151,179    $  147,168
  Accrued income taxes......................................      34,404        38,588
                                                              ----------    ----------
Total current liabilities...................................     185,583       185,756
Other noncurrent liabilities................................          --        16,965
                                                              ----------    ----------
Total liabilities...........................................     185,583       202,721
Deferred income.............................................     267,160       263,117
Shareholders' equity:
  Common stock..............................................      57,400        57,400
  Retained earnings.........................................     972,369     1,168,860
                                                              ----------    ----------
Total shareholders' equity..................................   1,029,769     1,226,260
                                                              ----------    ----------
                                                              $1,482,512    $1,692,098
                                                              ==========    ==========

         4366

                        BELK OF LAWRENCEVILLE, VA., INC.

                 UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                             AND RETAINED EARNINGS
     PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                             JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                1995          1996          1997
                                                             -----------   -----------   -----------
Revenues...................................................  $2,643,951    $3,541,742    $3,274,682
Operating costs and expenses...............................   2,110,067     2,607,667     2,317,181
                                                             ----------    ----------    ----------
Income from operations.....................................     533,884       934,075       957,501
                                                             ----------    ----------    ----------
Other income (expense):
  Interest, net............................................     (45,207)      (58,240)      (30,379)
  Gain (loss) on disposal of property, plant and
     equipment.............................................       8,063            --           825
  Miscellaneous, net.......................................      12,328       (24,275)       (8,627)
                                                             ----------    ----------    ----------
Total other expense, net...................................     (24,816)      (82,515)      (38,181)
                                                             ----------    ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities........     509,068       851,560       919,320
Income tax expense (benefit)...............................     212,832       325,973       378,429
                                                             ----------    ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities......................     296,236       525,587       540,891
                                                             ----------    ----------    ----------
Net earnings...............................................     296,236       525,587       540,891
Retained earnings at beginning of period...................     437,546       647,682       972,369
Dividends paid.............................................     (86,100)     (200,900)     (344,400)
                                                             ----------    ----------    ----------
Retained earnings at end of period.........................  $  647,682    $  972,369    $1,168,860
                                                             ==========    ==========    ==========

         4367

                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                        HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(4) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(5) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

         4368
                   CONDENSED NOTES TO UNAUDITED CONSOLIDATED
                 HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(6) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(7) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(8) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(9) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4369

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                   ARTICLE 15

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         4370

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         4371

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         4372

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         4373

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         4374

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                              NET INCOME                           SHAREHOLDERS'
                                                  REVENUES    (LOSS)(1)    EBIT(2)    EBITDA(2)       EQUITY
                                                 ----------   ----------   --------   ----------   -------------
Per Shareholders' Statement....................  $3,274,682    $540,891    $949,699   $1,164,649    $1,226,260
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --          --          --          --             --
                                                 ----------    --------    --------   ----------    ----------
Adjusted Shareholders' Statement...............  $3,274,682     540,891     949,699   1,164,649      1,226,260
                                                 ==========    --------    --------   ----------    ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E................                    (489)       (825)       (825)
  Gain/loss on sale of securities..............                      --          --          --
  Impairment loss..............................                      --          --          --
  Equity in earnings of unconsolidated
    subsidiaries...............................                      --          --          --
  Gain/loss on discontinued operations.........                      --          --          --
  Adjustment to tax expense....................                      --          --          --             --
                                                               --------    --------   ----------
Total non-operating items......................                    (489)       (825)       (825)
                                                               --------    --------   ----------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities..............................                      --          --          --
  Adjustment for Leggett acquisition costs.....                   8,644       8,644       8,644
  Adjustment for ownership in other Belk
    entities...................................                                                           (274)
                                                               --------    --------   ----------    ----------
Per Model......................................                $549,046    $957,518   $1,172,468    $1,225,986
                                                               ========    ========   ==========    ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents....................  $  (18,405)
    Negative cash balances reclassified to
      accounts payable.........................          --
    Receivables from affiliates, net...........    (424,806)
    Loans receivable from affiliates, net......
  Liabilities
    Notes payable..............................          --
    Current installments of long-term debt.....          --
    Current portion of obligations under
      capital leases...........................          --
    Payables to affiliates, net................          --
    Long-term debt, excluding current
      installments.............................          --
    Obligations under capital leases, excluding
      current portion..........................          --
    Loans payable to affiliates, net...........          --
                                                 ----------
Net debt (cash)................................    (443,211)
Adjustments to eliminate less than wholly-owned
  subsidiaries.................................          --
                                                 ----------
Per Model......................................  $ (443,211)
                                                 ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4375

                                                              SUPPLEMENT NO. 109
         4376

                        BELK OF LAWRENCEVILLE, VA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 6:20 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 109
         4377

                       BELK REALTY OF RADFORD, VA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Realty of Radford, Va., Inc. (the "Company"), to be held on April 15, 1998, at 6:25 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 74.5076 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 2,508 shares of New Belk Class A Common Stock which will represent approximately 0.0042% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (110)
         4378

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4379

                       BELK REALTY OF RADFORD, VA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON                , 1998

TO THE SHAREHOLDERS OF BELK REALTY OF RADFORD, VA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Realty of Radford, Va., Inc. (the "Company") will be held on April 15, 1998, at 6:25 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 74.5076 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4380

                       BELK REALTY OF RADFORD, VA., INC.

                               SUPPLEMENT NO. 110

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 110 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK REALTY OF RADFORD, VA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         4381

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1942 as Leggett's Realty Company of Radford, Va., Incorporated. The Company changed its name to Belk Realty of Radford, Va., Inc. on June 12, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 6:25 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 74.5076 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 839.3 shares of Common Stock outstanding held of record by 4 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 100% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         4382

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 1,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         4383

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         4384

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by
         4385

66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal

         4386

or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for

         4387

in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

         4388

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or

         4389

director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that to the fullest extent permitted by the VSCA a director will not be personally liable to the Company or any of its Shareholders or otherwise for monetary damage for breach of duty of care or other duty as a director.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.


     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving

         4390

the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.

     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a

         4391

preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15"). In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

         4392

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

         4393

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO


     The methodology generally used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted revenues during the period from January 1, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.


     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

         4394

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                    NET DEBT        RELATIVE
METHODOLOGY                     ACTUAL      ADJUSTED    MULTIPLE     (CASH)     OPERATING VALUES
-----------                   ----------   ----------   --------   ----------   ----------------
Revenues....................  $  350,818   $  350,818      0.6     $   90,961      $  119,530
EBITDA......................     225,738      225,738        7         90,961       1,489,205
EBIT........................     144,351      144,351       10         90,961       1,352,549
Net Income..................      87,215       87,215       15             --       1,308,225
Book Equity.................   1,204,899    1,204,899        1             --       1,204,899

         4395


     The following table shows the method used to calculate the Total Relative Value of the Company. The Relative Operating Value of the Company was determined on the Adjusted Book Equity Valuation Formula due to the announced closing of the department store owned by the Company.




                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 1,204,899
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 1,204,899
                                                                                       ===========


     The following table shows the method used to calculate the Net Relative Value of the Company:


---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of Virginia,
  Inc.                         95.9488%          X        $ 1,204,899         =        $ 1,156,086
Belk of Danville,
  Va., Inc.                      .0393           X          1,204,899         =                474
                                                                                       -----------
Total                                                                                  $ 1,156,560
                                                                                       ===========
Total Relative Value of Company                                                        $ 1,204,899
Total Relative Value of Company Owned by Other Belk Companies                 -          1,156,560
                                                                                       -----------
Net Relative Value of Company                                                 =        $    48,339
                                                                                       ===========


     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $    48,339             /          $1,156,226,577            =               .0042%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0042%               X         59,998,834)        /            33.6667         =            74.5076


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4396

                           COMPARATIVE PER SHARE DATA


     Set forth below are certain historical earnings per share, dividends per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.



                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $103.91
  Dividends(2)..............................................         15.00
  Book value per share(3)...................................      1,435.53
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         71.53
  Dividends(2)..............................................         19.37
  Book value per share......................................        932.84


---------------

(1) Based on 839.34 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 839.34 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share, New Belk pro forma combined dividends per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4397

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended September 30, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                          FISCAL YEAR ENDED
                                                              -----------------------------------------
                                                              DECEMBER 31,   DECEMBER 31,   FEBRUARY 1,
                                                                  1994           1995          1997
                                                              ------------   ------------   -----------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT
                                                                         PER SHARE AMOUNTS)
Revenues....................................................   $     324      $     324      $     351
Net income..................................................          71             84             87
Per common share
  Net income (loss)(1)......................................       84.23          99.85         103.91
  Dividends.................................................       15.00          15.00          15.00
  Book value(2).............................................    1,261.71       1,346.62       1,435.53
Total assets................................................       1,532          1,393          1,311
Shareholders' equity........................................       1,059          1,130          1,205

                                ---------------

                                                                   NINE MONTHS ENDED
                                                              ----------------------------
                                                              SEPTEMBER 30,    NOVEMBER 1,
                                                                  1996            1997
                                                              -------------    -----------
                                                                 (DOLLARS IN THOUSANDS)
Revenues....................................................      $ 243           $243
Income (loss) from operations...............................       (176)          (111)

---------------


(1) Based on 839.34 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended December 31, 1994, December 31, 1995 and February 1, 1997.

(2) Based on 839.34 shares of Common Stock outstanding as of December 31, 1994, December 31, 1995 and February 1, 1997.

         4398

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY


     General. The Company's sole asset is 10.0 acres of real property located at Military Circle Shopping Center in Norfolk, Virginia. The Company currently leases the property to Belk of Roanoke, Va., Inc. The current term of the lease expires in 2000, and the monthly lease payment is $3,000 plus 1 1/2% of sales over $7,250,000. The Company is managed out of the Stovall group office in Richmond, Virginia. Belk of Roanoke, Va., Inc. has announced plans to close its store in Military Circle in April, 1998. Consequently, it is not anticipated that the lease will be renewed beyond its current expiration date.


     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4399

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)........     839.33          100.0%
Thomas M. Belk, Jr. (Director and Executive Officer)
  (a)(b)....................................................        809           96.4%
H. W. McKay Belk (Director and Executive Officer) (a)(b)....        809           96.4%
John R. Belk (Director and Executive Officer) (a)(b)........        809           96.4%
James K. Glenn, Jr. (Director)..............................          0               *
David H. Stovall, Jr. (Director and Executive Officer)......          0               *
Bradley Gerndt (Executive Officer)..........................          0               *
Kenneth A. Leggett (Executive Officer)......................          0               *
Belk of Virginia, Inc.......................................     805.33           95.9%
All Directors and Executive Officers as a group (6
  persons)..................................................     839.33            100%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; James K. Glenn,
Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; David H. Stovall, Jr. and Bradley Gerndt -- Belk of Virginia, 1011 Boulders Springs Dr., Suite 325, Richmond, Va. 23225; Kenneth A. Leggett -- Leggett Stores, P.O. Box 370, South Boston, Va. 24592; Belk of Virginia, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.

(a) Includes 3.33 shares held by Thomas M. Belk, Trustee U/A dated September 15, 1993. Voting and investment power is shared by the Trustees, who are Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, John M. Belk and Leroy Robinson.


(b) Includes 805.33 shares held by Belk of Virginia, Inc. and .33 shares held by Belk of Danville, Va., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         4400

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

  Unaudited Balance Sheets..................................  F-2

  Unaudited Statements of Earnings and Retained Earnings....  F-3

  Condensed Notes to Unaudited Historical Financial
     Statements.............................................  F-4

         4401

                       BELK REALTY OF RADFORD, VA., INC.

                            UNAUDITED BALANCE SHEETS
                     DECEMBER 31, 1995 AND FEBRUARY 1, 1997

                                                              DECEMBER 31,   FEBRUARY 1,
                                                                  1995          1997
                                                              ------------   -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $    4,861    $    4,464
  Deferred income taxes.....................................           --           413
                                                               ----------    ----------
Total current assets........................................        4,861         4,877
Property, plant and equipment, net..........................    1,385,875     1,304,734
Other noncurrent assets.....................................        1,931         1,685
                                                               ----------    ----------
                                                               $1,392,667    $1,311,296
                                                               ==========    ==========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable.............................................   $       --    $   93,314
  Accounts payable and accrued expenses.....................           --           900
  Payables to affiliates, net...............................           --         2,111
  Accrued income taxes......................................        8,704         9,973
  Current installments of long-term debt....................       80,531            --
                                                               ----------    ----------
Total current liabilities...................................       89,235       106,298
Deferred income taxes.......................................           --            99
Long-term debt..............................................      173,158            --
                                                               ----------    ----------
Total liabilities...........................................      262,393       106,397
Shareholders' equity:
  Common stock..............................................       83,934        83,934
  Retained earnings.........................................    1,046,340     1,120,965
                                                               ----------    ----------
Total shareholders' equity..................................    1,130,274     1,204,899
                                                               ----------    ----------
                                                               $1,392,667    $1,311,296
                                                               ==========    ==========

         4402

                       BELK REALTY OF RADFORD, VA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
    PERIODS ENDED DECEMBER 31, 1994, DECEMBER 31, 1995 AND FEBRUARY 1, 1997

                                                            DECEMBER 31,   DECEMBER 31,   FEBRUARY 1,
                                                                1994           1995          1997
                                                            ------------   ------------   -----------
Revenues..................................................   $ 323,832      $  323,832    $  350,818
Operating costs and expenses..............................     188,078         178,563       204,356
                                                             ---------      ----------    ----------
Income from operations....................................     135,754         145,269       146,462
                                                             ---------      ----------    ----------
Other income (expense):
  Interest, net...........................................     (40,839)        (28,456)      (19,429)
  Miscellaneous, net......................................          --              --        (2,111)
                                                             ---------      ----------    ----------
Total other expense, net..................................     (40,839)        (28,456)      (21,540)
                                                             ---------      ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.......      94,915         116,813       124,922
Income tax expense (benefit)..............................      24,218          33,005        37,707
                                                             ---------      ----------    ----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities.....................      70,697          83,808        87,215
                                                             ---------      ----------    ----------
Net earnings..............................................      70,697          83,808        87,215
Retained earnings at beginning of period..................     917,015         975,122     1,046,340
Dividends paid............................................     (12,590)        (12,590)      (12,590)
                                                             ---------      ----------    ----------
Retained earnings at end of period........................   $ 975,122      $1,046,340    $1,120,965
                                                             =========      ==========    ==========

         4403

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
           DECEMBER 31, 1994, DECEMBER 31, 1995 AND FEBRUARY 1, 1997

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31. Prior to year ended February 1, 1997, the Company's years ended on December 31, 1995 and December 31, 1994.


(2) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(3) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(4) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(5) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(6) RECLASSIFICATIONS

     Certain December 31, 1995 amounts have been reclassified in order to be consistent with classifications adopted in the year ended February 1, 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

         4404
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4405

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         4406

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         4407

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         4408

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         4409

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         4410

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                     TOTAL
                                                             NET INCOME                          SHAREHOLDERS'
                                                  REVENUES   (LOSS)(1)    EBIT(2)    EBITDA(2)      EQUITY
                                                  --------   ----------   --------   ---------   -------------
Per Shareholders' Statement.....................  $350,818    $87,215     $144,351   $225,738     $1,204,899
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................        --         --           --         --             --
                                                  --------    -------     --------   --------     ----------
Adjusted Shareholders' Statement................  $350,818     87,215      144,351    225,738      1,204,899
                                                  ========    -------     --------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E.................                   --           --         --
  Gain/loss on sale of securities...............                   --           --         --
  Impairment loss...............................                   --           --         --
  Equity in earnings of unconsolidated
    subsidiaries................................                   --           --         --
  Gain/loss on discontinued operations..........                   --           --         --
  Adjustment to tax expense.....................                   --           --         --             --
                                                              -------     --------   --------
Total non-operating items.......................                   --           --         --
                                                              -------     --------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities...............................                   --           --         --
  Adjustment for ownership in other Belk
    entities....................................                                                          --
                                                              -------     --------   --------     ----------
Per Model.......................................              $87,215     $144,351   $225,738     $1,204,899
                                                              =======     ========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER SHAREHOLDERS'
  STATEMENT
  Assets
    Cash & cash equivalents.....................  $ (4,464)
    Negative cash balances reclassified to
      accounts payable..........................        --
    Receivables from affiliates, net............        --
    Loans receivable from affiliates, net.......        --
  Liabilities
    Notes payable...............................    93,314
    Current installments of long-term debt......        --
    Current portion of obligations under capital
      leases....................................        --
    Payables to affiliates, net.................     2,111
    Long-term debt, excluding current
      installments..............................        --
    Obligations under capital leases, excluding
      current portion...........................        --
    Loans payable to affiliates, net............        --
                                                  --------
Net debt (cash).................................    90,961
Adjustments to eliminate less than wholly-owned
  subsidiaries..................................        --
                                                  --------
Per Model.......................................  $ 90,961
                                                  ========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4411

                                                              SUPPLEMENT NO. 110
         4412

                       BELK REALTY OF RADFORD, VA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 6:25 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 110
         4413

                       BELK REALTY OF STAUNTON, VA., INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Realty of Staunton, Va., Inc. (the "Company"), to be held on April 15, 1998, at 6:15 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 7.5527 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 6,624 shares of New Belk Class A Common Stock which will represent approximately 0.0110% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (111)
         4414

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4415

                       BELK REALTY OF STAUNTON, VA., INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK REALTY OF STAUNTON, VA., INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Realty of Staunton, Va., Inc. (the "Company") will be held on April 15, 1998, at 6:15 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 7.5527 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4416

                       BELK REALTY OF STAUNTON, VA., INC.

                               SUPPLEMENT NO. 111

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 111 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK REALTY OF STAUNTON, VA., INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         4417

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1944. The Company changed its name from Leggett's Realty Company of Staunton, Va., Incorporated to Belk Realty Company of Staunton, Va., Inc. on June 12, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 6:15 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted, without any action on the part of the Shareholder, into the right to receive 7.5527 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 25,519 shares of Common Stock outstanding held of record by 6 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 99.9% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         4418

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 30,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         4419

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the Company (the "Company

         4420

Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairman of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by
         4421

66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal

         4422

or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

     The VSCA allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise

         4423

provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or (iii) the transaction was fair to the corporation.

         4424

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or

         4425

director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that the Company to the fullest extent permitted by the VSCA shall indemnify all officers and directors from and against any and all expenses (including attorneys' fees), liabilities and other matters and shall advance to each officer and director expenses (including attorneys' fees) incurred by such officers and directors in defending a civil or criminal action, suit or proceeding. The indemnification and advancement of expenses provided for in the preceding sentence shall not be deemed exclusive of any rights of indemnification or advancement of expenses to which any officer or director may be entitled under any bylaws, agreement, vote of shareholders, or disinterested directors or otherwise, both as to actions in their official capacities and as to actions in other capacities (provided such officer or director is acting in such other capacity at the request of the Company) while holding such offices and shall continue as to persons who have ceased to be officers or directors of the Company and shall inure to the benefit of the heirs, executors and administrators of such persons.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.

     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority sharehold-

         4426


ers from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

         4427

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his

         4428

intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500,
Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15"). In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

         4429

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from January 1, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage

         4430

ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                NET DEBT         RELATIVE
METHODOLOGY              ACTUAL       ADJUSTED     MULTIPLE      (CASH)      OPERATING VALUES
-----------            ----------    ----------    --------    ----------    ----------------
Revenues.............  $  329,774    $  329,774       0.6      $2,112,906      $(1,915,042)
EBITDA...............      57,023       (31,798)        7       2,112,906       (2,335,492)
EBIT.................    (203,458)     (128,683)       10       2,112,906       (3,399,736)
Net Income (Loss)....    (236,012)     (185,847)       15              --       (2,787,705)
Book Equity..........   3,827,783     3,827,783         1              --        3,827,783

         4431

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $ 3,827,783
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $ 3,827,783
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk Brothers Company            .1372%          X        $ 3,827,783         =        $     5,252
Belk Enterprises,
  Inc.                           .1019           X          3,827,783         =              3,901
Belk of Danville,
  Va., Inc.                      .0235           X          3,827,783         =                899
Belk of Virginia,
  Inc.                         96.4027           X          3,827,783         =          3,690,086
                                                                                       -----------
Total                                                                                  $ 3,700,138
                                                                                       ===========
Total Relative Value of Company                                                        $ 3,827,783
Total Relative Value of Company Owned by Other Belk Companies                 -          3,700,138
                                                                                       -----------
Net Relative Value of Company                                                 =        $   127,645
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $   127,645             /          $1,156,226,577            =               .0110%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0110%               X         59,998,834)        /                877         =             7.5527


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4432

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................       $ (9.25)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        150.00
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............          7.25
  Dividends(2)..............................................          1.96
  Book value per share......................................         94.56


---------------

(1) Based on 25,520.5 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 25,519 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4433

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended September 30, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                             -----------------------------------------
                                                             DECEMBER 31,   DECEMBER 31,   FEBRUARY 1,
                                                                 1994           1995          1997
                                                             ------------   ------------   -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                        PER SHARE AMOUNTS)
Revenues...................................................    $   653         $  314        $   330
Net income (loss)..........................................        128           (126)          (236)
Per common share
  Net income (loss)(1).....................................       5.00          (4.92)         (9.25)
  Dividends................................................       8.50           4.25             --
  Book value(2)............................................     168.42         159.25         150.00
Total assets...............................................      6,651          6,339          5,987
Shareholders' equity.......................................      4,298          4,064          3,828

                                ---------------

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              SEPTEMBER 30,   NOVEMBER 1,
                                                                  1996           1997
                                                              -------------   -----------
                                                                (DOLLARS IN THOUSANDS)
Revenues....................................................     $  228         $  231
Income (loss) from operations...............................        (52)           121

---------------


(1) Based on 25,525, 25,522 and 25,520.5 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended December 31, 1994, December 31, 1995 and February 1, 1997, respectively.

(2) Based on 25,522, 25,522 and 25,519 shares of Common Stock outstanding as of December 31, 1994, December 31, 1995 and February 1, 1997, respectively.

         4434

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

                            BUSINESS OF THE COMPANY

     General. The sole asset held by the Company is 10 acres of land and an inactive 120,000 square foot former store building located at New Market Fair Mall in Hampton, Virginia. The real property and building are currently under contract for sale for $1,200,000. The closing is currently scheduled to take place in April 1998. The Company is managed out of the Stovall group office in Richmond, Virginia.

     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4435

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.


                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)...........     25,483          99.9%
Thomas M. Belk, Jr. (Director and Executive Officer) (a)....     24,642          96.6%
H. W. McKay Belk (Director and Executive Officer) (a).......     24,642          96.6%
John R. Belk (Director and Executive Officer) (a)...........     24,642          96.6%
James K. Glenn, Jr. (Director)..............................          0              *
David H. Stovall, Jr. (Director and Executive Officer)......          0              *
Bradley Gerndt (Executive Officer)..........................          0              *
Kenneth A. Leggett (Executive Officer)......................          0              *
Belk of Virginia, Inc. .....................................     24,601          96.4%
All Directors and Executive Officers as a group (6
  persons)..................................................     25,483          99.9%

---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; James K. Glenn,
Jr. -- P. O. Box 2736, Winston-Salem, N.C. 27102; David H. Stovall, Jr. and Bradley Gerndt -- Belk of Virginia, 1011 Boulder Springs Dr., Suite 325, Richmond, Va. 23235-3675; Kenneth A. Leggett -- Leggett Stores, P. O. Box 370, South Boston, Va. 24592; Belk of Virginia -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 24,601 shares held by Belk of Virginia, Inc. and 6 shares held by Belk of Danville, Va., Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of each such Corporation, under the authority given by the directors of each such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of each such Corporation consists of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and John R. Belk.

         4436

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         4437

                       BELK REALTY OF STAUNTON, VA., INC.

                            UNAUDITED BALANCE SHEETS
                     DECEMBER 31, 1995 AND FEBRUARY 1, 1997

                                                              DECEMBER 31,   FEBRUARY 1,
                                                                  1995          1997
                                                              ------------   -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   15,009    $   19,076
  Refundable income taxes...................................      158,848       133,294
  Deferred income taxes.....................................           --           435
  Other.....................................................           --         4,503
                                                               ----------    ----------
Total current assets........................................      173,857       157,308
Property, plant and equipment, net..........................    6,164,788     5,829,532
                                                               ----------    ----------
                                                               $6,338,645    $5,986,840
                                                               ==========    ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................   $2,274,347    $       --
  Accounts payable and accrued expenses.....................           --        12,042
  Payables to affiliates, net...............................           --     2,131,981
                                                               ----------    ----------
Total current liabilities...................................    2,274,347     2,144,023
Deferred income taxes.......................................           --        15,034
                                                               ----------    ----------
Total liabilities...........................................    2,274,347     2,159,057
Shareholders' equity:
  Common stock..............................................    2,552,200     2,551,900
  Retained earnings.........................................    1,512,098     1,275,883
                                                               ----------    ----------
Total shareholders' equity..................................    4,064,298     3,827,783
                                                               ----------    ----------
                                                               $6,338,645    $5,986,840
                                                               ==========    ==========

         4438

                       BELK REALTY OF STAUNTON, VA., INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
    PERIODS ENDED DECEMBER 31, 1994, DECEMBER 31, 1995 AND FEBRUARY 1, 1997

                                                            DECEMBER 31,   DECEMBER 31,   FEBRUARY 1,
                                                                1994           1995          1997
                                                            ------------   ------------   -----------
Revenues..................................................   $  652,613     $  314,293    $  329,774
Operating costs and expenses..............................      355,363        365,051       456,476
                                                             ----------     ----------    ----------
Income (loss) from operations.............................      297,250        (50,758)     (126,702)
                                                             ----------     ----------    ----------
Other income (expense):
  Interest, net...........................................     (105,410)      (168,962)     (148,334)
  Gain (loss) on disposal of property, plant and
     equipment............................................           --             --       (74,775)
  Miscellaneous, net......................................           --             --        (1,981)
                                                             ----------     ----------    ----------
Total other expense, net..................................     (105,410)      (168,962)     (225,090)
                                                             ----------     ----------    ----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.......      191,840       (219,720)     (351,792)
Income tax expense (benefit)..............................       64,114        (94,185)     (115,780)
                                                             ----------     ----------    ----------
Net earnings..............................................      127,726       (125,535)     (236,012)
Retained earnings at beginning of period..................    1,835,744      1,746,102     1,512,098
Purchase of treasury stock................................         (380)            --          (203)
Cash dividends............................................     (216,988)      (108,469)           --
                                                             ----------     ----------    ----------
Retained earnings at end of period........................   $1,746,102     $1,512,098    $1,275,883
                                                             ==========     ==========    ==========

         4439

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
           DECEMBER 31, 1994, DECEMBER 31, 1995 AND FEBRUARY 1, 1997

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31. Prior to year ended February 1, 1997, the Company's years ended on December 31, 1995 and December 31, 1994.


(2) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(3) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

(4) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(5) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(6) RECLASSIFICATIONS

     Certain December 31, 1995 amounts have been reclassified in order to be consistent with classifications adopted in the year ended February 1, 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

         4440
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4441

                                    ANNEX A
                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                   ARTICLE 15

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         4442

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         4443

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         4444

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         4445

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         4446

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                      TOTAL
                                                             NET INCOME                           SHAREHOLDERS'
                                                 REVENUES    (LOSS)(1)     EBIT(2)    EBITDA(2)      EQUITY
                                                ----------   ----------   ---------   ---------   -------------
Per Shareholders' Statement...................  $  329,774   $(236,012)   $(203,458)  $ 57,023     $3,827,783
Adjustments to eliminate less than
  wholly-owned subsidiaries...................     329,774          --           --         --             --
                                                ----------   ---------    ---------   --------     ----------
Adjusted Shareholders' Statement..............  $       --    (236,012)    (203,458)    57,023      3,827,783
                                                ==========   ---------    ---------   --------     ----------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E...............                  50,165       74,775     74,775
  Gain/loss on sale of securities.............                      --           --         --
  Impairment loss.............................                      --           --         --
  Equity in earnings of unconsolidated
    subsidiaries..............................                      --           --         --
  Gain/loss on discontinued operations........                      --           --         --
  Adjustment to tax expense...................                      --           --         --             --
                                                             ---------    ---------   --------
Total non-operating items.....................                  50,165       74,775     74,775
                                                             ---------    ---------   --------
Other Adjustments:
  Adjustment for dividends received from other
    Belk entities.............................                      --           --         --
  Adjustment for ownership in other Belk
    entities..................................                                                             --
                                                             ---------    ---------   --------     ----------
Per Model.....................................               $(185,847)   $(128,683)  $131,798     $3,827,783
                                                             =========    =========   ========     ==========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents...................  $  (19,075)
    Negative cash balances reclassified to
      accounts payable........................          --
    Receivables from affiliates, net..........          --
    Loans receivable from affiliates, net.....          --
  Liabilities
    Notes payable.............................          --
    Current installments of long-term debt....          --
    Current portion of obligations under
      capital leases..........................          --
    Payables to affiliates, net...............   2,131,981
    Long-term debt, excluding current
      installments............................          --
    Obligations under capital leases,
      excluding current portion...............          --
    Loans payable to affiliates, net..........          --
                                                ----------
Net debt (cash)...............................   2,112,906
Adjustments to eliminate less than
  wholly-owned subsidiaries...................          --
                                                ----------
Per Model.....................................  $2,112,906
                                                ==========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4447

                                                              SUPPLEMENT NO. 111
         4448

                       BELK REALTY OF STAUNTON, VA., INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 6:15 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                    , 1998
                                                      --------------------


                                                --------------------------------
                                                           Signature


                                                --------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 111
         4449

                            BELK OUTLET CENTER, INC.

                                                                          , 1998

Dear Shareholder:


     You are cordially invited to attend a Special Meeting (the "Special Meeting") of the shareholders of Belk Outlet Center, Inc. (the "Company"), to be held on April 15, 1998, at 6:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation ("New Belk Sub"), and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity (the "Reorganization"). New Belk, a recently formed corporation, would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted, without any action on the part of the holder thereof, into the right to receive 49.4728 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk ("New Belk Class A Common Stock"). It is expected that the shareholders of the Company will receive in the aggregate approximately 2,375 shares of New Belk Class A Common Stock which will represent approximately 0.0040% of the New Belk Class A Common Stock outstanding after the Reorganization. All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


     The Reorganization Agreement has been approved and adopted by the Board of Directors of the Company, and the Reorganization Agreement and the Merger are subject to the approval by two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. I intend to vote in favor of the Merger, as do certain other persons who are expected to serve as directors of New Belk, and if our family members, controlled corporations and family trusts who also own Company Common Stock vote in favor of the Merger, the vote of myself and such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

     The Board of Directors of the Company has received a written opinion, dated November 25, 1997, of Willamette Management Associates, Inc. to the effect that the methodology used to determine the Exchange Ratio is reasonable and is fair, from a financial point of view, to the shareholders of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Proxy Statement/Prospectus. Additional information regarding the Company also is set forth in the Proxy
Statement/Prospectus and in the accompanying Supplement to the Proxy Statement/Prospectus relating to the Company.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. A proxy card for Company Common Stock has been enclosed. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage paid

                                                                           (112)
         4450

envelope. If you plan to attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


     IF YOU OWN SHARES OF COMMON STOCK IN BELK COMPANIES OTHER THAN THE COMPANY, YOU MUST COMPLETE PROXY CARDS FOR EACH BELK COMPANY IN WHICH YOU OWN SHARES.


     I strongly support the Merger and join with the other members of the Board of Directors in enthusiastically recommending the Merger to you. We urge you to vote in favor of the approval and adoption of the Reorganization Agreement and the Merger. If you should have any questions regarding the Merger, please contact Mr. Ralph A. Pitts, General Counsel, Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, telephone number (704) 357-1000.

                                          Sincerely,

                                          /s/ John M. Belk
                                          John M. Belk,
                                          Chairman, Board of Directors
         4451

                            BELK OUTLET CENTER, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 1998


TO THE SHAREHOLDERS OF BELK OUTLET CENTER, INC.:


     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Belk Outlet Center, Inc. (the "Company") will be held on April 15, 1998, at 6:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, for the following purposes:



          (1) To consider and vote upon a proposal to approve (a) the Plan and Agreement of Reorganization, as amended (the "Reorganization Agreement"), dated as of November 25, 1997, by and among the Company, the other Belk Companies named therein, Belk Acquisition Co., a South Carolina corporation, and Belk, Inc., a Delaware corporation ("New Belk"), pursuant to which the Company would be merged with and into New Belk (the "Merger") and (b) the Merger. The Merger will be part of a transaction pursuant to which 112 separate Belk companies will be merged into a single operating entity. If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company ("Company Common Stock") (other than shares entitled to dissenters' rights of appraisal under Virginia law and other than shares of Company Common Stock owned by other Belk Companies, which will be canceled) will be converted into the right to receive 49.4728 shares of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock to be received by each shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.


     The Board of Directors has fixed the close of business on March 12, 1998, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof. From March 12, 1998, until the date of the Special Meeting, a list of shareholders entitled to vote at the Special Meeting will be available at the offices of Belk Stores Services, Inc. (at the above address) for examination during normal business hours by any shareholder.


     Your attention is directed to the Proxy Statement/Prospectus and the Supplement to the Proxy Statement/Prospectus relating to the Company submitted with this Notice.

                                          By order of the Board of Directors

                                          /s/ John M. Belk
                                          John M. Belk
                                          Chairman, Board of Directors

            , 1998

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
         4452

                            BELK OUTLET CENTER, INC.

                               SUPPLEMENT NO. 112

                                       TO

                           PROXY STATEMENT/PROSPECTUS

                        DATED                     , 1998
                             ---------------------

     THIS SUPPLEMENT NO. 112 (THIS "PROSPECTUS SUPPLEMENT") IS PART OF THE PROXY
STATEMENT/PROSPECTUS DATED                     , 1998 (THE "PROXY
STATEMENT/PROSPECTUS"), AS SUPPLEMENTED, AND SHOULD BE READ IN CONNECTION THEREWITH. TO THE EXTENT THAT THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROXY STATEMENT/PROSPECTUS AS TO ANY MATTER RELATING TO BELK OUTLET CENTER, INC. (THE "COMPANY"), THE DISCUSSION HEREIN SUPERSEDES THE DISCUSSION IN THE PROXY STATEMENT/PROSPECTUS. ALL OF THE INFORMATION CONTAINED HEREIN ASSUMES THAT ALL OF THE BELK COMPANIES PARTICIPATE IN THE REORGANIZATION. IF ANY ONE OR MORE BELK COMPANIES DO NOT PARTICIPATE IN THE REORGANIZATION, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY AND THE EFFECT OF THE REORGANIZATION ON THE COMPANY AND ITS SHAREHOLDERS MAY NOT BE ACCURATE. SEE "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS. ALL CAPITALIZED TERMS USED HEREIN WHICH ARE NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SPECIFIED IN THE PROXY STATEMENT/PROSPECTUS.


     PROSPECTUS SUPPLEMENTS FOR ANY BELK COMPANY ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM RALPH A. PITTS, GENERAL COUNSEL, BELK STORES SERVICES, INC., 2801 WEST TYVOLA ROAD, CHARLOTTE, NORTH CAROLINA 28217-4500, TELEPHONE NUMBER (704) 357-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY APRIL 8, 1998. PROSPECTUS SUPPLEMENTS FOR ANY OF THE BELK COMPANIES ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.


                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................     2
GENERAL INFORMATION.........................................     2
SPECIAL MEETING.............................................     2
THE MERGER..................................................     3
  Recommendation of Board of Directors......................     3
  Reasons for the Reorganization............................     3
  Interests of Certain Persons in the Merger................     3
  Comparison of Shareholder Rights..........................     3
  Dissenters' Rights of Appraisal...........................    12
DETERMINATION OF EXCHANGE RATIO.............................    14
COMPARATIVE PER SHARE DATA..................................    17
SELECTED HISTORICAL FINANCIAL INFORMATION...................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    19
BUSINESS OF THE COMPANY.....................................    19
SECURITY OWNERSHIP OF THE COMPANY...........................    20
INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS..........   F-1
  Unaudited Balance Sheets..................................   F-2
  Unaudited Statements of Earnings and Retained Earnings....   F-3
  Condensed Notes to Unaudited Historical Financial
     Statements.............................................   F-4
ANNEX A:  DISSENTERS' RIGHTS OF APPRAISAL...................   A-1
ANNEX B:  ADJUSTMENTS TO CERTAIN HISTORICAL FINANCIAL
               INFORMATION..................................   B-1

         4453

                                  THE COMPANY


     The Company was incorporated as a Virginia corporation in 1960. The Company changed its name from Leggett Outlet Center, Inc. to Belk Outlet Center, Inc. on June 12, 1997. The mailing address of the Company's principal executive offices is 2801 West Tyvola Road Charlotte, North Carolina 28217-4500, and its telephone number at that address is (704) 357-1000.


                              GENERAL INFORMATION


     This Prospectus Supplement is being furnished to the shareholders of the Company (the "Shareholders") in connection with the solicitation of Proxies by the Board of Directors of the Company for a special meeting (the "Special Meeting") of the Shareholders to be held on April 15, 1998 at 6:30 p.m., local time, at the offices of Belk Stores Services, Inc. ("BSS"), 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.



     At the Special Meeting, the Shareholders will be asked to consider and vote upon a proposal to approve and adopt (i) the Plan and Agreement of Reorganization, as amended, dated as of November 25, 1997 (the "Reorganization Agreement"), by and among Belk, Inc., a Delaware corporation ("New Belk"), Belk Acquisition Co., a South Carolina corporation, and the 112 Belk companies named therein (the "Belk Companies"), including the Company, pursuant to which the Company will be merged with and into New Belk (the "Merger") and (ii) the Merger. A copy of the Reorganization Agreement is attached as Annex A to the Proxy Statement/Prospectus.


     The Merger would be part of a transaction in which the Belk Companies will be merged into a single operating entity pursuant to the Reorganization Agreement. New Belk will be the surviving corporation in the Reorganization.


     If the Merger is consummated, each outstanding share of common stock, par value $100 per share, of the Company (the "Common Stock") (except for shares of Common Stock owned by other Belk Companies and shares of Common Stock owned by a Shareholder who perfects his dissenters rights under Virginia law), will be converted without any action on the part of the Shareholder, into the right to receive 49.4728 shares (the "Exchange Ratio") of Class A Common Stock, par value $.01 per share, of New Belk (the "New Belk Class A Common Stock"). All of the shares of New Belk Class A Common Stock received by each Existing Belk Shareholder in the Reorganization will be aggregated and the total will be rounded to the nearest whole share. No fractional shares will be issued.


                                SPECIAL MEETING


     The record date for the Special Meeting is March 12, 1998 (the "Record Date"). Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. As of the Record Date, there were 822 shares of Common Stock outstanding held of record by 3 Shareholders.


     The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum of the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, voting in person or by proxy, is required to approve and adopt the Reorganization Agreement and the Merger. Holders of record of Common Stock are entitled to one vote per share on any matter that may properly come before the Special Meeting.


     As of the Record Date, the executive officers and directors of the Company owned 100.0% of the outstanding shares of Common Stock. Mr. John M. Belk and certain other persons who are expected to serve as directors of New Belk have indicated that they intend to vote in favor of the Merger. If Mr. Belk and such other prospective directors of New Belk vote in favor of the Merger, and if the family members, controlled corporations and family trusts of Mr. Belk and such other prospective directors who also own Common Stock vote in favor of the Merger, the vote of such persons, corporations and trusts in favor of the Merger would be sufficient to approve the Merger under the governing documents of the Company and applicable state law.

         4454

                                   THE MERGER

RECOMMENDATION OF BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER OF THE COMPANY WITH AND INTO NEW BELK IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT AND THE MERGER. For additional information with respect to the determination made by, and recommendation of, the Board of Directors, see "-- Reasons for the Reorganization" herein and "The Reorganization -- Reasons for the Reorganization" in the Proxy Statement/Prospectus.

REASONS FOR THE REORGANIZATION

     The expected benefits of the Reorganization for the Company and the other Belk Companies participating in the Reorganization are described in "The Reorganization -- Reasons for the Reorganization" in the Proxy
Statement/Prospectus. There can be no assurance, however, that any of these benefits will be achieved. See "Risk Factors" in the Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Shareholders should be aware that certain officers and directors of the Company have interests in the Reorganization that may present them with potential conflicts of interest with respect to the Merger. For a discussion of these interests, see "The Reorganization -- Interest of Certain Persons in the Reorganization" in the Proxy Statement/Prospectus.

COMPARISON OF SHAREHOLDER RIGHTS


     Upon consummation of the Merger, each Shareholder who does not exercise appraisal rights as described herein will become a holder of New Belk Common Stock. The rights of the Shareholders will thereafter be governed by Delaware Law, including Delaware General Corporation Law (the "DGCL"), the New Belk Certificate and the New Belk Bylaws. The following is a summary of the material differences between the rights of the Shareholders and the rights of the New Belk Stockholders pursuant to the differences between the DGCL and the Virginia Stock Corporation Act (the "VSCA"), between the New Belk Certificate and the Articles of Incorporation of the Company (the "Company Articles") and between the New Belk Bylaws and the Bylaws of the Company (the "Company Bylaws").


     Authorized Capital Stock. The authorized capital stock of New Belk consists of: (i) 200,000,000 shares, par value $.01 per share, of New Belk Class A Common Stock; (ii) 200,000,000 shares, par value $.01 per share, of New Belk Class B Common Stock; and (iii) 20,000,000 shares, par value $.01 per share, of New Belk Preferred Stock. There are no current plans to issue New Belk Preferred Stock. The authorized capital stock of the Company consists of 3,000 shares of Common Stock.

     Classes of Common Stock. The shares of New Belk Class A Common Stock and New Belk Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of New Belk Class A Common Stock. The holders of New Belk Class A Common Stock are entitled to 10 votes per share. The holders of New Belk Class B Common Stock are entitled to one vote per share. Shares of New Belk Class A Common Stock may be owned only by Class A Permitted Holders. If a share of New Belk Class A Common Stock is transferred to any person other than a Class A Permitted Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, such share will be converted automatically into a share of New Belk Class B Common Stock. Shares of New Belk Class A Common Stock are convertible into New Belk Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of New Belk Class B Common Stock for each share of New Belk Class A Common Stock converted. Shares of New Belk Class A Common Stock held by a New Belk Stockholder who is a Class A Permitted Holder will also automatically convert into New
         4455

Belk Class B Common Stock in the event that such New Belk Stockholder no longer meets the requirements of a Class A Permitted Holder. New Belk Class B Common Stock has no conversion rights. The Company Articles provide for only one class of common stock.

     Dividends and Other Distributions. The DGCL permits a corporation, subject to restrictions in the certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

     The New Belk Certificate provides that the New Belk Board may determine the date and amount of the dividends to be distributed to New Belk Stockholders subject to the preferences of New Belk Preferred Stock, of which none currently is issued and for which no dividend right now exists. New Belk may not pay dividends or make distributions to holders of any class of New Belk Common Stock unless simultaneously with such dividend or distribution New Belk makes the same dividend or distribution with respect to each other class of outstanding New Belk Common Stock. In the case of dividends or other distributions payable in shares of a class of New Belk Common Stock, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock which occur after the first issuance of a class of New Belk Common Stock, only shares of New Belk Class A Common Stock may be distributed with respect to New Belk Class A Common Stock and only shares of New Belk Class B Common Stock may be distributed with respect to New Belk Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of a class of New Belk Common Stock, is payable in shares of New Belk Class A Common Stock or New Belk Class B Common Stock, the number of shares of each class of New Belk Common Stock payable per share of such class of New Belk Common Stock must be equal in number. In the case of dividends or other distributions consisting of other voting securities of New Belk or of voting securities of any corporation which is a wholly-owned subsidiary of New Belk, New Belk must declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that (i) the voting rights of each such security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each such security paid to the holders of New Belk Class A Common Stock and
(ii) such security paid to the holders of New Belk Class A Common Stock must convert into the security paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of New Belk or voting securities of another corporation which is a wholly-owned subsidiary of New Belk, such convertible or exchangeable securities and the underlying securities must be identical in all respects (including, without limitation, the conversion or exchange rate), except that
(i) the voting rights of each security underlying the convertible or exchangeable security paid to the holders of New Belk Class B Common Stock must be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the New Belk Class A Common Stock and (ii) such underlying securities paid to the holders of New Belk Class A Common Stock must convert into the underlying securities paid to the holders of New Belk Class B Common Stock upon the same terms and conditions applicable to the conversion of New Belk Class A Common Stock into New Belk Class B Common Stock and must have the same restrictions on transfer and ownership applicable to the transfer and ownership of the New Belk Class A Common Stock.

     Pursuant to the VSCA, a corporation, subject to restrictions in the articles of incorporation, pursuant to the VSCA may make distributions to shareholders as long as giving effect to the distribution does not cause (i) the corporation to be unable to pay its debts as they come due in the usual course of business or (ii) the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if the corporation dissolved at the time of the payment of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company Bylaws provide that the Board of Directors of the

         4456

Company (the "Company Board") may from time to time declare dividends on the Company's outstanding shares in the manner and upon the terms and conditions provided by law and by the Company Articles.

     Special Meetings of Shareholders. The DGCL permits the board of directors or person(s) authorized by the articles of incorporation or the bylaws to call a special meeting. The New Belk Certificate authorizes only the Chairman of the New Belk Board and, upon a resolution adopted by the affirmative vote of a majority of the entire New Belk Board, the New Belk Board to call a special meeting.

     The VSCA permits the president, the chairperson of the board of directors, the board of directors, person(s) authorized by the articles of incorporation or the bylaws and, if the corporation has 35 or fewer shareholders, shareholders of at least 20% of all votes entitled to be cast on the proposed corporate action to call a special meeting. The Company Bylaws authorize the Chairman, President, Secretary, the Company Board and any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting to call a special meeting.

     Voting Requirements Generally. Unless the certificate of incorporation, the bylaws of the corporation or the DGCL specifies a different voting requirement, the DGCL permits the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter to be the act of the stockholders.

     The New Belk Bylaws provide that, in all matters other than the election of directors, the affirmative vote of a majority of outstanding shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless a greater vote is required by law, by the New Belk Certificate or by the New Belk Bylaws. Directors will be elected by the affirmative vote of a plurality of the shares of New Belk Class A Common Stock and New Belk Class B Common Stock, taken together, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The New Belk Certificate provides that to alter, amend, repeal or adopt any provision inconsistent with the provisions of the New Belk Certificate related to stockholder meetings or the provisions of the New Belk Certificate which describe the membership, powers and procedures of the New Belk Board requires the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class. In addition, the New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of New Belk, voting together as a single class, to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation or the VSCA specifies a different voting requirement, if the votes cast within the voting group in favor of the corporate action exceed the votes cast in opposition to the corporate action at a duly held meeting at which a quorum is present, the corporate action is deemed to be approved by the shareholders. The Company Articles do not specify a different voting requirement.

     Amendment of Certificate or Articles of Incorporation. The DGCL requires that an amendment of the certificate of incorporation of a corporation be adopted by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. The New Belk Certificate is consistent with the foregoing provisions of the DGCL.

     Under the VSCA, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt certain minor amendments to the corporation's articles of incorporation without shareholder action, such as to delete the names and addresses of the initial directors. Otherwise, the VSCA requires an amendment to a corporation's articles of incorporation to be adopted by the board of directors and approved by
         4457

66 2/3% of the votes entitled to be cast on the amendment unless otherwise provided for by the board of directors or the articles of incorporation. As under the DGCL, the holders of the outstanding shares of a class or series are entitled to vote as a separate voting group (if shareholder voting is otherwise required by the VSCA) on a proposed amendment if the amendment would change certain fundamental rights and preferences of that class or series. The Company Articles do not specify a different voting requirement to amend the Company Articles.

     Amendment of Bylaws. The DGCL requires stockholder approval to amend the bylaws of the corporation, unless the certificate of incorporation confers the power to amend such bylaws to the board of directors. Conferring such power to the board of directors of the corporation does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws of the corporation. The New Belk Certificate confers upon the New Belk Board the power to adopt, amend or repeal the New Belk Bylaws.

     Under the VSCA the board of directors of a corporation may amend or repeal the bylaws of the corporation unless (i) the articles of incorporation or the VSCA reserves this power exclusively to the shareholders in whole or part or
(ii) the shareholders in amending or repealing a particular bylaw provided expressly that the board of directors may not amend or repeal that bylaw. The shareholders of the corporation may amend or repeal the bylaws of the corporation even though such bylaws may be amended or repealed by the board of directors of the corporation.

     The Company Bylaws provide that the Company Bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Company Board, or by the affirmative vote of a majority of the shares outstanding and entitled to vote at any regular or special meeting of the Shareholders. Further, the Company Bylaws provide that the Company Board has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of the Shareholders, except where higher percentages are required by law; (ii) providing for the management of the Company otherwise than by the Company Board or its executive committees; (iii) increasing or decreasing the number of directors; or (iv) classifying and staggering the election of directors. The Company Articles provide that the Company Board shall have the power, by vote of a majority of all the directors, to make and alter the Company Bylaws. Any bylaws made by the directors pursuant to this power may be altered or repealed by the Shareholders.


     Action by Written Consent. Unless otherwise provided in the certificate of incorporation, the DGCL permits any action that may be taken at an annual or special meeting of stockholders to be taken without a meeting and without prior notice. Holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote on the action were present and voted must sign the written consent(s) describing such action. The New Belk Certificate provides that no action required to be taken or which may be taken at any annual or special meeting of New Belk may be taken without a meeting, and the power of the New Belk Stockholders to consent in writing, without a meeting, to the taking of any action is denied specifically.



     Pursuant to the VSCA, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if all holders of outstanding shares entitled to vote on such action sign the written consent(s) describing such action. The Company Bylaws are consistent with the foregoing VSCA provision.


     Filling Vacancies in the Board of Directors. Unless otherwise provided in the certificate of incorporation or the bylaws, the DGCL permits vacancies in the board of directors and newly created directorships to be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

         4458

     According to the New Belk Certificate, subject to the rights of the holders of any series of New Belk Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Belk Board resulting from death, resignation, disqualification, removal or other cause must be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director, as the case may be, and not by the New Belk Stockholders. The New Belk Certificate provides that whenever the holders of any one or more classes or series of New Belk Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting, (i) the election, filling of vacancies and other features of such directorships will be governed by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series of the New Belk Preferred Stock, (ii) the then authorized number of directors of New Belk will be increased by the number of additional directors to be elected and (iii) the directors so elected will serve a term which will expire at the annual meeting of the stockholders next succeeding their election or as otherwise specified by the terms of the New Belk Certificate or the designation of the New Belk Preferred Stock applicable to such class or series.

     Unless otherwise provided in the articles of incorporation, the VSCA permits a vacancy in the board of directors to be filled by the shareholders or by the board of directors. If the directors remaining in office constitute fewer than a quorum and if the vacancy is one that the directors are authorized to fill, then the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Unless the articles of incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders. The Company Articles do not provide otherwise.

     The Company Bylaws provide that a vacancy occurring in the Company Board may be filled by a majority of the remaining directors, though less than a quorum, or by the sole remaining director, but a vacancy created by an increase in the authorized number of directors may be filled only by election at an annual meeting or at a special meeting of the Shareholders called for that purpose. The Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Number of Directors. The DGCL requires at least one director. The number of directors is set by the bylaws or the certificate of incorporation, and if the number of directors is set by the certificate of incorporation, then that number may be changed only by an amendment to the certificate of incorporation. The New Belk Bylaws provide for not less than two nor more than 18 directors, as determined from time to time exclusively by the New Belk Board pursuant to a resolution adopted by a majority of directors of New Belk then in office.

     The VSCA requires a corporation to have at least one director, with the number specified in or fixed in accordance with the bylaws or otherwise in the articles of incorporation. The shareholders may adopt a bylaw fixing the number of directors and may direct that such bylaws not be amended by the board of directors. If a bylaw states a fixed number of directors and the board of directors has the right to amend the bylaw, it may by amendment to the bylaw increase or decrease by 30% or less the number of directors last elected by the shareholders, or, if the directors' terms are staggered, the number of directors of all classes immediately following the most recent election of directors by the shareholders, but only the shareholders may increase or decrease the number by more than 30%. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. After shares are issued, only the shareholders may change the range for the size of the board of directors or change from a fixed to a variable-range size board or vice versa. The Company Bylaws require the Company Board to consist of at least three, but no more than 15, directors.

     Qualifications of Directors. The DGCL allows the certificate of incorporation or the bylaws to provide for the qualifications of directors. A director does not have to be a stockholder in the corporation unless otherwise provided in the certificate of incorporation or the bylaws. The New Belk Bylaws and the New Belk Certificate do not provide for any additional qualifications for directors of the New Belk Board.

         4459

     The VSCA allows the articles of incorporation or the bylaws to provide for the qualifications of directors. A director need not be a resident of Virginia or a shareholder of the corporation unless otherwise provided for in the articles of incorporation or the bylaws. The Company Bylaws do not require directors of the Company to be residents of Virginia or shareholders of the Company.

     Classification of the Board of Directors. The DGCL permits the certificate of incorporation or the bylaws to provide for the classification of the board of directors into one to three classes, with the term of each class expiring at the annual meeting in successive years beginning with the first class and progressing to the third class, if any. Thereafter, directors are chosen for a full term to succeed those whose terms expire.

     The New Belk Certificate divides the directors of New Belk into three classes, designated Class I, Class II and Class III. In the event that the number of directors is not evenly divisible by three, the New Belk Board will determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director is three years; provided, however, all of the initial directors shall serve a term of office expiring at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate; and provided further, that the directors in Class I, Class II and Class III shall serve terms commencing on the date of their election as directors at the first annual meeting of the stockholders after the date of filing of the New Belk Certificate and expiring at the annual meeting of New Belk Stockholders in 1999, 2000 and 2001, respectively.

     The VSCA provides that the articles of incorporation may allow for staggering the terms of directors by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The term of each group expires at the annual shareholders' meeting in each successive year beginning with the first group and progressing to the third group, if any. Thereafter, directors are chosen for a term of two or three years to succeed those whose terms expire. The Company Articles do not provide for the staggering of the Company Board.

     Removal of Directors. The DGCL provides that if the certificate of incorporation does not provide otherwise and the board of directors is classified, then the directors may be removed only for cause. The New Belk Certificate requires the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of New Belk entitled to vote to remove for cause a member of the New Belk Board.

     According to the VSCA, unless the articles of incorporation provide that directors may be removed only for cause, the shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

     The Company Bylaws provide that directors of the Company may be removed from office with or without cause by a vote of the Shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. If any directors are so removed, new directors may be elected at the same meeting.

     Cumulative Voting. Under both the DGCL and the VSCA, cumulative voting of stock applies only when so provided in the certificate of incorporation or the articles of incorporation, as the case may be. Neither the New Belk Certificate nor the Company Articles provides for cumulative voting.

     Conflict-of-Interest Transactions. The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if: (i) the material facts are disclosed and a majority of disinterested directors consents; (ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents; or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board or the stockholders.

     Similar to the DGCL, the VSCA generally permits transactions involving a Virginia corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors or a committee of the board of directors and the board of directors or committee authorized, approved or ratified the transaction; (ii) the material facts of the

         4460

transaction and the director's interest were disclosed to the shareholders entitled to vote and they authorized, approved or ratified the transaction; or
(iii) the transaction was fair to the corporation.

     Indemnification and Limitation of Liability. The DGCL gives a corporation the power to indemnify an agent of the corporation against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least was not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem it proper, and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit.

     To the fullest extent permitted and authorized by the DGCL, the New Belk Bylaws and the New Belk Certificate provide for indemnification of its agents and for the elimination or limitation of personal liability of a Director to New Belk or the New Belk Stockholders for monetary damages. New Belk's obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or non-profit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

     Except as otherwise provided in the VSCA, a corporation may indemnify an individual who is a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if such individual conducted himself in good faith and such individual (i) believed, in the case of conduct in his official capacity, that such conduct was in the best interests of the corporation, (ii) believed, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. A corporation may not indemnify a director or officer under the VSCA (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that the director met the relevant standard of conduct under the VSCA. Unless limited by the articles of incorporation, a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding. The VSCA provides in terms of limiting or eliminating the personal, monetary liability of an officer or director, in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of (i) monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director or (ii) the greater of (a) $100,000 or (b) the amount of
         4461

cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     The Company Bylaws authorize indemnification as provided in the VSCA. In addition, the Company Bylaws provide that the Company will indemnify and hold harmless its present or former directors and officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status as such or their activities in either of such capacities; provided, however, that the Company will not indemnify a director or officer against liability or litigation expense that he may incur on account of his activities which were, at the time taken, known or believed by him to be clearly in conflict with the best interest of the Company. The Company will likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a director or as an officer of another corporation, joint venture, trust or other enterprise, as a partner of a partnership, or as a trustee or administrator under an employee benefit plan. The Company will also indemnify a director or officer for reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein, if it is so determined in accordance with the Company Articles that the director or officer is entitled to indemnification thereunder.

     The Company Articles provide that the Company to the fullest extent permitted by the VSCA shall indemnify all officers and directors from and against any and all expenses (including attorneys' fees), liabilities and other matters and shall advance to each officer and director expenses (including attorneys' fees) incurred by such officers and directors in defending a civil or criminal action, suit or proceeding. The indemnification and advancement of expenses provided for in the preceding sentence shall not be deemed exclusive of any rights of indemnification or advancement of expenses to which any officer or director may be entitled under any bylaws, agreement, vote of shareholders, or disinterested directors or otherwise, both as to actions in their official capacities and as to actions in other capacities (provided such officer or director is acting in such other capacity at the request of the Company) while holding such offices and shall continue as to persons who have ceased to be officers or directors of the Company and shall inure to the benefit of the heirs, executors and administrators of such persons.

     Merger, Consolidation or the Sale of All or Substantially All of the Assets. The DGCL requires stockholders eligible to vote to approve a merger or consolidation by a majority vote of each constituent corporation. Unless required by a corporation's certificate of incorporation, in the case of a merger or consolidation, the DGCL does not require the vote of stockholders of a constituent corporation surviving the merger or consolidation if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger or consolidation is an identical outstanding or treasury share after the merger or consolidation and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or consolidation or the number of shares to be issued by the surviving corporation in the merger or consolidation does not exceed 20% of the shares outstanding immediately prior to the merger or consolidation. The DGCL also requires approval by majority vote of the stockholders eligible to vote to approve the sale of all or substantially all of the assets of the corporation other than in the usual and regular course of business.

     The VSCA concerning the approval of mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business is equivalent to the DGCL, except that mergers, consolidations and the sale of all or substantially all of the assets other than in the usual and regular course of business require a vote in favor of the corporate action by 66 2/3% of the eligible shareholders, unless otherwise provided in the articles of incorporation. Further, under the VSCA, the surviving company's shareholders must approve the merger or share exchange if, after giving effect to the merger or share exchange, their interest in participating shares is reduced by more than 20%. "Participating shares" are those that entitle their holders to participate without limitation in distributions.

         4462


     Anti-Takeover Provisions. Both the DGCL and the VSCA include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of a freeze-out merger. A freeze-out merger occurs when the controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined in the DGCL and the VSCA, "business combinations" and "affiliated transactions," respectively, generally encompass the following: (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of a substantial percentage of assets of the corporation, (iii) any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except in certain circumstances, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation which is owned by the interested stockholder, except in certain circumstances or (v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in (i) through (iv) above) provided by or through the corporation.


     The DGCL defines an "interested stockholder" as any person who is (i) the direct or indirect beneficial owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three years of the date in question was the direct or indirect owner of at least 15% of the voting power of any class or series of the then outstanding stock of the corporation. Under the VSCA, an "interested shareholder" generally is any person who is (i) the beneficial owner of at least 10% of any class of the then outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and at any time within the preceding three years was an interested shareholder of such corporation.

     The DGCL prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless: (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     According to the VSCA, no corporation may engage in an affiliated transaction with an interested shareholder for three years following the date such shareholder became an interested shareholder unless approved by a majority, but not less than two, of the disinterested directors and by two-thirds of the voting shareholders other than shares beneficially owned by the interested shareholder. Moreover, after three years, a corporation may engage in an affiliated transaction with an interested shareholder if two-thirds of the voting shares other than shares beneficially owned by the interested shareholder approve the merger.

     Proxies. The DGCL permits a stockholder to appoint a proxy to vote or otherwise act for the stockholder. The appointment of proxy is valid for three years unless the proxy provides for a longer period or, in the case of a revocable proxy, is earlier revoked.

     As under the DGCL, the VSCA provides that a shareholder may appoint a proxy to vote or otherwise act for the shareholder. However, the proxy is valid for only 11 months unless a longer period is expressly provided in the appointment form or, in the case of a revocable proxy, is earlier revoked.

         4463

     Preemptive Rights. Under the DGCL, no stockholder has any preemptive right to subscribe for additional shares of stock issued by a corporation or to any security convertible into such stock except to the extent the certificate of incorporation so provides.

     With two exceptions, the holders of New Belk Common Stock are not entitled to any preemptive rights to subscribe for any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock. When New Belk makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than New Belk Class A Common Stock) to all holders of a class of New Belk Common Stock, New Belk is required to make simultaneously an identical offering to all holders of the other classes of New Belk Common Stock other than to any class of New Belk Common Stock the holders of which, voting as a separate class, determine that such offering need not be made to such class. Further, New Belk may grant by contract a preemptive right to purchase, subscribe for or otherwise acquire stock of any class or series of New Belk or any security convertible into or exchangeable for, or any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class or series of New Belk, whether now or hereafter authorized.

     The VSCA provides that, except to the extent the articles of incorporation otherwise provide, shareholders of the corporation have a preemptive right to acquire proportional amounts of the unissued shares of the corporation upon the decision of the board of directors to issue them. Unless expressly conferred in the articles of incorporation, however, there is no preemptive right with respect to (i) shares issued to officers or employees of the corporation or its subsidiaries pursuant to a plan approved by shareholders or (ii) shares sold for other than money. The Company Articles do not contain any provision with respect to preemptive rights.

     Shareholder Inspection Rights. Under the DGCL, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Pursuant to the VSCA, a shareholder is entitled to inspect, during regular business hours at a reasonable location specified by the corporation, certain records of the corporation if (i) the shareholder makes the demand in good faith and for a proper purpose, (ii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect,
(iii) the records are directly connected with the purpose and (iv) the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy such records. Such documents include: (i) excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders.

DISSENTERS' RIGHTS OF APPRAISAL

     If the Reorganization and the transactions contemplated thereby are consummated, any Shareholder who properly perfects his statutory dissenters' rights of appraisal in accordance with Section 13.1-730, et seq., of the VSCA has the right to receive in cash the fair value of such Shareholders' shares of Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in value in anticipation of the Merger. The following is a summary of Section 13.1-730, et seq., of the VSCA and the procedures for Shareholders dissenting from the Merger and perfecting such dissenters' rights of appraisal. This summary is qualified in its entirety by reference to Section 13.1-730, et seq., of the VSCA, which is reprinted in full as Annex A to this Prospectus Supplement. Annex A should be reviewed carefully by any Shareholder who wishes to perfect such statutory dissenters' rights of appraisal. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 13.1-730, ET SEQ., OF THE VSCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Pursuant to the VSCA, Shareholders will be entitled to dissent and obtain payment of the fair value of their shares in the event the Merger is consummated. The fair value of such shares would be measured as the
         4464

value immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. A Shareholder who wishes to assert dissenters' rights must (i) deliver to the Company, before the taking of the vote of Shareholders on the Merger, written notice of his intent to demand payment for his shares if the Merger is effected, and (ii) not vote such shares in favor of the Reorganization Agreement. Such notice should be delivered to the Company at 2801 West Tyvola Road, Charlotte, NC 28217-4500, Attention: Ralph A. Pitts, General Counsel. A Shareholder who does not satisfy these two requirements is not entitled to payment for his shares under Article 15 of the VSCA ("Article 15"). In addition, any Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Merger and will not be entitled to assert dissenters' rights of appraisal.

     A Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different Shareholders. A beneficial Shareholder may assert dissenters' rights as to shares held on his behalf by a Shareholder of record only if (i) he submits to the Company the record Shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and
(ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

     If the Reorganization Agreement is approved at the Company Special Meeting, within ten days after the Effective Time, the Company must deliver a written dissenters' notice (the "Dissenters' Notice") to all Shareholders who have satisfied the foregoing requirements of the VSCA. The Dissenters' Notice must
(i) state where the demand for payment should be sent and where and when certificates for shares should be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Merger (the "Announcement Date") and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before or after that date, (iii) set a date by which the Company must receive the payment demand (which date may not be fewer than 30 nor more than 60 days after delivery of the Dissenters' Notice) and (iv) be accompanied by a copy of Article 15.

     To exercise dissenters' rights, a Shareholder who has been sent the Dissenters' Notice must demand payment, certify whether he acquired beneficial ownership of the shares before or after the Announcement Date, and deposit his share certificates in accordance with the terms of the Dissenters' Notice. A Shareholder who deposits his shares as described above will retain all other rights of a Shareholder except to the extent that those rights are canceled or modified by consummation of the Merger. A Shareholder who does not demand payment and deposit his share certificates where required by the date set in the Dissenters' Notice is not entitled to payment for his shares under Article 15. In addition, the right of a dissenting Shareholder to obtain payment of the fair value of his shares terminates upon (i) abandonment or rescission of the Merger,
(ii) the Merger's permanently being enjoined or set aside by a court having jurisdiction or (iii) withdrawal of the shareholder's demand for payment with the Company's written consent.

     Within 30 days after receipt of a payment demand by a dissenting Shareholder, the Company must pay the dissenting Shareholder the amount the Company estimates to be the fair value of his shares plus accrued interest from the Effective Time. Such obligation of the Company may be enforced by the appropriate court as specified in Article 15. The court must dispose of such a complaint on an expedited basis. The Company's payment must be accompanied by
(i) certain recent Company financial statements, (ii) an explanation of how the Company estimated the value of the shares and calculated the interest due, (iii) a statement of the dissenter's right to demand payment under Article 15 and (iv) a copy of Article 15.

     The Company may withhold the payment otherwise required to a dissenting Shareholder if that Shareholder was not the beneficial owner of the shares as of the Announcement Date. To the extent that the Company elects so to withhold payment, after consummation of the Merger, the Company must estimate the fair value of the shares, plus accrued interest, and must offer to pay that amount to each dissenting

         4465

Shareholder who agrees to accept it in full satisfaction of his demand. The Company must send with its offer an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenting Shareholder's right to demand payment under Article 15.

     A dissenting Shareholder may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the Company's offer and demand payment of the fair value of his shares and interest due, if he believes that the amount paid or offered is less than the fair value of his shares or that the interest due has been calculated incorrectly. A dissenting Shareholder waives his right to demand payment unless he notifies the Company of his demand in writing within 30 days after the Company makes or offers payment for his shares.

     If a demand for payment remains unsettled within 60 days after receiving the payment demand, the Company must commence a proceeding and petition the appropriate court, as specified in Article 15, to determine the fair value of the shares and accrued interest. If the Company does not commence such proceeding within such 60-day period, the Company must pay each dissenting Shareholder whose demand remains unsettled the amount demanded. The Company will make all dissenting Shareholders parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. In addition, the Company may join as a party to the proceeding any Shareholder who claims to be a dissenter but who has not, in the opinion of the Company, complied with the foregoing provisions. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. The dissenting Shareholders are entitled to the same discovery rights as parties in other civil proceedings. Each dissenting Shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to Article 15.

     The court in an appraisal proceeding must determine all costs of the proceeding and must assess those costs against the Company, except that the court may assess costs against all or some of the dissenting Shareholders to the extent the court finds they did not act in good faith in demanding payment. The court also may access the reasonable fees and expenses of experts, other than counsel, for the respective parties against the Company if the court finds that the Company did not substantially comply with the requirements of Article 15 or against either the Company or a dissenting Shareholder if the court finds that such party did not act in good faith with respect to the rights provided by
Article 15. If the court finds that the services of counsel for any dissenting Shareholder were of substantial benefit to other dissenting Shareholders similarly situated, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenting Shareholders who were benefited. In a proceeding to enforce the Company's obligation to pay under Article 15, the court must assess the costs against the Company, except that the court may assess the costs against all or some of the dissenting Shareholders who are parties to the proceeding to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                        DETERMINATION OF EXCHANGE RATIO

     The methodology used to determine the Exchange Ratio for the Merger is described in detail in the Proxy Statement/Prospectus under the caption "Determination of Applicable Exchange Ratios." As further described in the Proxy Statement/Prospectus, the first step in determining the Exchange Ratio is to calculate the relative operating value (the "Relative Operating Value") of the Company by applying the designated multiples and taking the highest of: (i) the Company's adjusted sales during the period from February 4, 1996 to February 1, 1997 (the "Measurement Period") multiplied by six-tenths, less Net Debt (calculated in accordance with Annex B of this Prospectus Supplement under "Components of Net Debt (Cash) per Shareholders' Statement") at the end of the Measurement Period; (ii) the Company's adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") during the Measurement Period multiplied by seven, less Net Debt at the end of the Measurement Period; (iii) the Company's adjusted earnings before interest and taxes ("EBIT") during the Measurement Period multiplied by 10, less Net Debt at the end of the

         4466

Measurement Period; (iv) the Company's adjusted net income during the Measurement Period multiplied by 15; and (v) the Company's adjusted book equity multiplied by one.

     The second step involves determining the total relative value (the "Total Relative Value") of the Company by adding the Relative Operating Value for the Company to the product of (i) the percentage ownership in other Belk Companies held by the Company and (ii) the corresponding Total Relative Value of the other Belk Companies in which the Company owns a percentage interest.

     The net relative value (the "Net Relative Value") for the Company is then determined by subtracting from the Total Relative Value of the Company the product of (i) the respective percentage ownership interest of the Company held by other Belk Companies and (ii) the Total Relative Value of the Company.

     The percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger is then determined by dividing the Net Relative Value of the Company by the aggregate Net Relative Values of all Belk Companies.


     Finally, the Exchange Ratio for the Merger is determined by dividing the product of (i) the percentage of New Belk Class A Common Stock expected to be owned by the Shareholders (other than Belk Companies) upon consummation of the Merger and (ii) 59,998,834 (the number of shares of New Belk Class A Common Stock expected to be issued to Existing Belk Shareholders (other than Belk Companies) in the Reorganization), by the number of shares of Common Stock outstanding on November 25, 1997 (other than shares of Common Stock held by other Belk Companies). See "Determination of Applicable Exchange Ratios" in the Proxy Statement/Prospectus.


     The following table shows the computation of Relative Operating Value for the Company, based on each separate methodology as described above:

                                                                  NET DEBT         RELATIVE
METHODOLOGY              ACTUAL        ADJUSTED      MULTIPLE      (CASH)      OPERATING VALUES
-----------            -----------    -----------    --------    ----------    ----------------
Net Sales............  $20,836,251    $20,836,251       0.6      $4,095,735      $ 8,406,016
EBITDA...............     (434,315)      (386,671)        7       4,095,735       (6,802,432)
EBIT.................     (804,592)      (756,948)       10       4,095,735      (11,665,215)
Net Income...........     (789,420)      (757,161)       15              --      (11,357,415)
Book Equity..........      783,681        783,681         1              --          783,681

         4467

     The following table shows the method used to calculate the Total Relative Value of the Company:


                                                     TOTAL RELATIVE VALUE          RELATIVE OPERATING
                         PERCENTAGE OF OTHER                  OF                        VALUE OF
OTHER BELK COMPANIES    BELK COMPANIES OWNED         OTHER BELK COMPANIES         OTHER BELK COMPANIES
  OWNED BY COMPANY           BY COMPANY              OWNED BY COMPANY               OWNED BY COMPANY
N/A                                N/A%          X        $       N/A         =        $       N/A
                                                                                       -----------
Total                                                                                  $       N/A
                                                                                       ===========
Relative Operating Value of Company                                                    $   783,681
Relative Operating Value of Other Companies Owned by Company                  +                 --
                                                                                       -----------
Total Relative Value of Company                                               =        $   783,681
                                                                                       ===========

     The following table shows the method used to calculate the Net Relative Value of the Company:

---------------------   ---------------------        ---------------------        ---------------------
                        PERCENTAGE OWNERSHIP
                            OF OTHER BELK                                         TOTAL RELATIVE VALUE
OTHER BELK COMPANIES          COMPANIES              TOTAL RELATIVE VALUE         OF COMPANY OWNED BY
  THAT OWN COMPANY           IN COMPANY                   OF COMPANY              OTHER BELK COMPANIES
Belk of South Boston,
  Va., Inc.                    94.1606%          X        $   783,681         =        $   737,919
                                                                                       -----------
Total                                                                                  $   737,919
                                                                                       ===========
Total Relative Value of Company                                                        $   783,681
Total Relative Value of Company Owned by Other Belk Companies                 -            737,919
                                                                                       -----------
Net Relative Value of Company                                                 =        $    45,762
                                                                                       ===========

     The following table shows the method used to calculate the percentage of New Belk Class A Common Stock allocated to the Shareholders (other than Belk Companies) upon consummation of the Merger:


-----------------------------        -----------------------------        -----------------------------
                                     AGGREGATE NET RELATIVE VALUE         PERCENTAGE OF NEW BELK CLASS
NET RELATIVE VALUE OF                           OF ALL                     A COMMON STOCK ALLOCATED TO
             COMPANY                        BELK COMPANIES                       SHAREHOLDERS(1)
         $    45,762             /          $1,156,226,577            =               .0040%


     The following table shows the method used to calculate the Exchange Ratio for the Merger:


---------------------        ---------------------        ---------------------        ---------------------
                              SHARES OF NEW BELK
                                    CLASS A
PERCENTAGE OF NEW             COMMON STOCK ISSUED
        BELK                        IN THE
CLASS A COMMON STOCK           REORGANIZATION TO          NUMBER OF OUTSTANDING
ALLOCATED TO                       EXISTING                 SHARES OF COMMON
SHAREHOLDERS(1)                BELK SHAREHOLDERS                STOCK(2)                  EXCHANGE RATIO
   (.0040%               X         59,998,834)        /                 48         =            49.4728


(1) Does not include any Belk Companies that own Common Stock of the Company.
(2) Does not include shares of Common Stock held by other Belk Companies.

     The Exchange Ratio was derived from certain financial information in the Company's financial statements for the fiscal year ended February 1, 1997 included elsewhere herein (the "Company Financials"). Such financial information has been adjusted to take into account unusual items and to reflect only the direct operating business of the Company. The adjustments to such financial information are described in Annex B to the Prospectus Supplement.

         4468

                           COMPARATIVE PER SHARE DATA

     Set forth below are certain historical earnings per share and book value per share data of the Company, unaudited pro forma combined per share data of New Belk and unaudited pro forma equivalent per share data of New Belk giving effect to the Reorganization. The data set forth below should be read in conjunction with the historical financial statements of the Company, including the condensed notes thereto, contained elsewhere in this Prospectus Supplement and unaudited pro forma combined financial statements of New Belk, including the notes thereto, contained in the Proxy Statement/Prospectus.


                                                              FISCAL YEAR ENDED
                                                              FEBRUARY 1, 1997
                                                              -----------------
COMPANY HISTORICAL
  Earnings per share(1).....................................      $(960.36)
  Dividends(2)..............................................          0.00
  Book value per share(3)...................................        953.38
NEW BELK PRO FORMA COMBINED(4)
  Earnings per share from continuing operations.............          0.96
  Dividends(2)..............................................          0.26
  Book value per share(5)...................................         12.52
PRO FORMA EQUIVALENTS(4)(6)
  Earnings per share from continuing operations.............         47.49
  Dividends(2)..............................................         12.86
  Book value per share......................................        619.40


---------------

(1) Based on 822 shares of Common Stock, the weighted average number of shares of Common Stock outstanding during the year ended February 1, 1997.

(2) The total dividends paid by the Company in fiscal 1997 includes dividends paid by the Company to other Belk Companies. Such dividends would be eliminated in the Reorganization. In addition, the per share data numbers above are not reflective of the dividend policy which New Belk intends to implement following the Reorganization. See "Summary -- Dividend Policy" in the Proxy Statement/Prospectus.


(3) Historical book value per share information for the Company is computed by dividing historical shareholders' equity for the Company by 822 shares of Common Stock, the number of shares of Common Stock outstanding at the end of the period presented.


(4) All pro forma per share data has been calculated on the basis of 59,713,460 shares of New Belk Class A Common Stock outstanding upon consummation of the Reorganization, which excludes the 246,042 shares of New Belk Class A Common Stock which will be acquired by Belk-Simpson in the Belk-Simpson Merger and the 285,375 shares of New Belk Class A Common Stock which will be acquired by Belk-Lindsey Stores, Inc. in the Reorganization that will be canceled upon consummation of the Reorganization. See "Determination of Exchange Ratio."


(5) Pro forma combined book value per share information is computed by dividing pro forma shareholders' equity by the pro forma shares of New Belk.


(6) Pro forma equivalent per share information for the Company is computed by multiplying New Belk pro forma combined book value per share and New Belk pro forma combined earnings per share from continuing operations by the Exchange Ratio for the Merger.

         4469

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected data presented below for, and as of the end of, each of the years in the three-year period ended February 1, 1997 and for the nine-month periods ended November 2, 1996 and November 1, 1997 is derived from the unaudited financial statements of the Company, certain of which are included elsewhere in this Prospectus Supplement. The unaudited interim data reflects, in the judgment of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any interim or annual period.

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                             AMOUNTS)
Net sales...................................................   $  21,899      $19,201       $20,836
Net income (loss)...........................................         355          (23)         (789)
Per common share
  Net income (loss)(1)......................................      431.70       (27.91)      (960.36)
  Dividends.................................................          --           --            --
  Book value(2).............................................    1,941.66     1,913.75        953.38
Total assets................................................       7,415        7,056         6,185
Shareholders' equity........................................       1,596        1,573           784

                                ---------------

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                              NOVEMBER 2,   NOVEMBER 1,
                                                                 1996          1997
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Net sales...................................................    $14,938       $ 9,376
Income (loss) from operations...............................        558        (3,091)

---------------


(1) Based on 822 shares of Common Stock, the weighted average number of shares of Common Stock outstanding for the years ended January 31, 1995, February 3, 1996 and February 1, 1997.

(2) Based on 822 shares of Common Stock outstanding as of January 31, 1995, February 3, 1996 and February 1, 1997.

         4470

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A discussion of the historical combined financial condition and results of operations of the Belk Companies for each of the fiscal years ended January 31, 1995, February 3, 1996 and February 1, 1997 and for each of the nine-month periods ended November 2, 1996 and November 1, 1997 is included in the Proxy Statement/Prospectus. The financial information, discussion and analysis included therein is based upon and should be read in conjunction with the historical combined financial statements of the Belk Companies, including the notes thereto, which are also included in the Proxy Statement/Prospectus.

     To the extent a discussion of the financial condition and results of operations of the Company for any of the fiscal years ended January 31, 1995, February 3, 1996 or February 1, 1997 or for either of the nine-month periods ended November 2, 1996 or November 1, 1997 is necessary to identify certain trends or conditions that differ from the combined Belk Companies and that are material to Shareholders' understanding of the financial condition or results of operations of the Company, such discussion is included below. The discussion which follows is based upon and should be read in conjunction with the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus Supplement.

     The revenues for the nine months ended November 1, 1997 decreased significantly compared to the same period in 1996 due to the closing of two outlet centers and poor sales performance in the other four outlet centers which are scheduled to close in December of fiscal year 1998.

     Income from operations for the nine months ended November 1, 1997 decreased compared to the same period in 1996 due to an impairment loss of $2.2 million, the closing of two outlet stores and due to a decrease in sales without a corresponding decrease in operating expenses.

     The decrease in income from operations as a percent of sales in fiscal year 1997 resulted from a decrease in gross margin. This decrease in gross margin was a result of increased markdowns to liquidate inventory as part of the stores transition into TAGS outlets which was partially offset by a decrease in selling, general, and administrative expense.

     Income from operations decreased to 1.3% of sales in fiscal year 1996 compared to 4.1% in 1995 which is attributable primarily increased administration, rent and depreciation expense due to the opening of three stores in fiscal year 1995.

                            BUSINESS OF THE COMPANY


     General. The Company formerly operated six outlet stores in Virginia. The stores sold irregular, out-of-season and other merchandise that was unsuitable for sale at regular Belk stores. The company closed its stores and liquidated the remaining merchandise in December 1997. The Company's former store in Suffolk, Virginia will be converted into a Belk retail store in May, 1998.


     Legal Proceedings. The Company is not currently a party to any material litigation and is currently not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

         4471

                       SECURITY OWNERSHIP OF THE COMPANY


     The following table sets forth, based on the number of shares of Common Stock of the Company beneficially owned as of December 31, 1997, the beneficial ownership of Common Stock of the Company by: (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company; (ii) the chief executive officer and the four other persons who were the most highly compensated executive officers of the Company at the end of fiscal year 1997; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.



                                                                  BENEFICIAL OWNERSHIP
                                                              ----------------------------
                                                               SHARES OF       PERCENT OF
                                                                COMPANY         COMPANY
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK    COMMON STOCK
------------------------------------                          ------------    ------------
John M. Belk (Director and Executive Officer) (a)(b)........      822            100.0%
Thomas M. Belk, Jr. (Director and Executive Officer) (b)....      774             94.2%
H. W. McKay Belk (Director and Executive Officer) (b).......      774             94.2%
John R. Belk (Director and Executive Officer) (b)...........      744             94.2%
James K. Glenn, Jr. (Director)..............................        0                 *
Belk of Virginia, Inc.......................................      774             94.2%
All Directors and Executive Officers as a group (5
  persons)..................................................      822            100.0%


---------------

* Less than 1% of the outstanding Common Stock.


     The business/mailing addresses for the beneficial owners, directors and/or officers are: John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk and, John R. Belk -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500; James K. Glenn,
Jr. -- P.O. Box 2736, Winston-Salem, N.C. 27102; Belk of Virginia, Inc. -- 2801 West Tyvola Road, Charlotte, N.C. 28217-4500.


     All shares of Common Stock indicated in the above table are subject to the sole investment and voting power of the beneficial owners, directors and/or officers, except as otherwise set forth in the footnotes below.


(a) Includes 20 shares held by Mary Claudia Belk Irrevocable Trust dated 1/4/94. Claudia W. Belk, the Trustee, is John M. Belk's wife.



(b) Included are 774 shares held by Belk of Virginia, Inc., which shares are voted by the members of the Executive Committee of the Board of Directors of such Corporation, under authority given by the directors of such Corporation at the annual meeting of directors held in March, 1997. The Executive Committee of such Corporation consists of John M. Belk, Thomas M. Belk, Jr.,
    H. W. McKay Belk and John R. Belk.

         4472

               INDEX TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Balance Sheets....................................  F-2
Unaudited Statements of Earnings and Retained Earnings......  F-3
Condensed Notes to Unaudited Historical Financial
  Statements................................................  F-4

         4473

                            BELK OUTLET CENTER, INC.

                            UNAUDITED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                              FEBRUARY 3,   FEBRUARY 1,
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  124,839    $  142,755
  Accounts receivable, net..................................   1,540,143     1,846,599
  Merchandise inventory.....................................   3,701,522     2,498,732
  Refundable income taxes...................................     104,353       365,687
  Deferred income taxes.....................................       6,571       225,722
  Other.....................................................     197,244       134,094
                                                              ----------    ----------
Total current assets........................................   5,674,672     5,213,589
Investments.................................................         262           262
Property, plant and equipment, net..........................   1,381,231       971,375
                                                              ----------    ----------
                                                              $7,056,165    $6,185,226
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable.............................................  $1,000,000    $       --
  Accounts payable and accrued expenses.....................     643,180     1,005,376
  Payables to affiliates, net...............................   3,685,284     4,238,490
                                                              ----------    ----------
Total current liabilities...................................   5,328,464     5,243,866
Deferred income taxes.......................................      76,543        56,351
Other noncurrent liabilities................................       2,802        40,678
                                                              ----------    ----------
Total liabilities...........................................   5,407,809     5,340,895
Deferred income.............................................      75,255        60,651
Shareholders' equity:
  Common stock..............................................      82,200        82,200
  Retained earnings.........................................   1,490,901       701,480
                                                              ----------    ----------
Total Shareholders' equity..................................   1,573,101       783,680
                                                              ----------    ----------
                                                              $7,056,165    $6,185,226
                                                              ==========    ==========

         4474

                            BELK OUTLET CENTER, INC.

             UNAUDITED STATEMENTS OF EARNINGS AND RETAINED EARNINGS PERIODS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

                                                          JANUARY 31,   FEBRUARY 3,   FEBRUARY 1,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Net sales...............................................  $21,898,598   $19,200,637   $20,836,251
Operating costs and expenses............................   21,005,440    18,941,680    21,465,931
                                                          -----------   -----------   -----------
Income from operations..................................      893,158       258,957      (629,680)
                                                          -----------   -----------   -----------
Other income (expense):
  Interest, net.........................................     (325,074)     (362,385)     (361,331)
  Gain (loss) on disposal of property, plant and
     equipment..........................................         (741)           --       (47,644)
  Miscellaneous, net....................................           --           662      (127,268)
                                                          -----------   -----------   -----------
Total other expense, net................................     (325,815)     (361,723)     (536,243)
                                                          -----------   -----------   -----------
Earnings from continuing operations before income taxes,
  and equity in earnings of unconsolidated entities.....      567,343      (102,766)   (1,165,923)
Income tax expense (benefit)............................      212,489       (79,826)     (376,503)
                                                          -----------   -----------   -----------
Earnings from continuing operations before equity in
  earnings of unconsolidated entities...................      354,854       (22,940)     (789,420)
                                                          -----------   -----------   -----------
Net earnings............................................      354,854       (22,940)     (789,420)
Retained earnings at beginning of period................    1,158,987     1,513,841     1,490,900
                                                          -----------   -----------   -----------
Retained earnings at end of period......................  $ 1,513,841   $ 1,490,901   $   701,480
                                                          ===========   ===========   ===========

         4475

          CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) FISCAL YEAR


     The financial statements are prepared on a corporate or consolidated basis, as appropriate, for each entity and such entity will hereafter be referred to as the "Company." The Company's fiscal year ends on the Saturday closest to each January 31.


(2) CONSOLIDATION

     The Company's financial statement includes its share of earnings from consolidated and unconsolidated subsidiaries, if any. A consolidated subsidiary is one that the parent company owns greater than 50% of the outstanding stock of the subsidiary. The consolidated statements present the results of operations and financial position of the parent company and its subsidiaries essentially as if the group were a single enterprise. This means the Company's ownership percentage of current shareholders' equity of the subsidiaries is included in the consolidated financial statements.

     An unconsolidated subsidiary is one that the company owns 20% or more but not greater than 50% of the outstanding stock of another company. The financial statements of the owning company reflect its ownership percentage of the earnings of the owned company. The investment in that company is recorded using the equity method.

(3) NET SALES

     Net sales include merchandise sales, net of returns. Layaway sales are recorded upon receipt of the initial deposit.

(4) MERCHANDISE INVENTORY

     Merchandise inventory is stated at the lower of average cost or market determined by the retail inventory method.

(5) INCOME TAXES

     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets related to net operating loss carryforwards and/or tax credit carryforwards, if any, are stated at estimated net realizable value based on projections of future taxable income provided by the Company's management. If in future years, evidence suggests that the Company will not generate federal taxable income, as projected by management, some or all of the deferred tax assets in the accompanying balance sheets will be written-off as tax expense from continuing operations and shareholders' equity will be reduced accordingly.

(6) PROPERTY AND EQUIPMENT

     Capital additions, improvements, and major renewals are classified as property and equipment and are reported at cost. Depreciation is provided over the estimated useful lives (3-40 years) of the assets utilizing straight-line and various accelerated methods for financial reporting purposes.

     Major additions and improvements are capitalized. Expenditures for maintenance, repair and minor replacements are charged to operations as incurred.

         4476
  CONDENSED NOTES TO UNAUDITED HISTORICAL FINANCIAL STATEMENTS -- (CONTINUED)

(7) INVESTMENT SECURITIES


     Effective February 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the Company classify investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories and account for them as follows:


     - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Investments in equity securities of closely held companies and securities that do not have readily determinable fair values such as investments in other Belk companies are not subject to the provisions of SFAS No. 115. Any investments in these types of securities owned by the Company are recorded at original cost unless the ownership is 20% or more (see note 2 above).

(8) TRANSACTIONS WITH AFFILIATED COMPANIES

     The Company participates with Belk Stores Services, Inc. ("BSS") in obtaining merchandising, architectural, legal, accounting, internal audit, accounts payable, and other administrative services.

     The Company participates in operational, investing and financing activity with affiliated companies, which are defined as any companies in the Belk group of corporations. Receivables from and payables to affiliates within the Company have been eliminated. All other loans and receivables from and loans and payables to affiliates have been netted in the accompanying balance sheets.

(9) POSTRETIREMENT BENEFITS

     The Company accounts for postretirement benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the cost of these benefits be recognized in the financial statements over an employee's term of service with the Company.

(10) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified in order to be consistent with classifications adopted in 1997. These reclassifications have no effect on the Company's total shareholders' equity or net earnings as previously reported.

(11) NEW ACCOUNTING PRONOUNCEMENT

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments. SFAS No. 121 is effective for financial statements issued for all fiscal periods starting after December 15, 1995 and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows.

         4477

                                                                         ANNEX A

                        DISSENTERS' RIGHTS OF APPRAISAL

                                   TITLE 13.1
                        VIRGINIA STOCK CORPORATIONS ACT
                               STATE OF VIRGINIA

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

SEC. 13.1-729.  DEFINITIONS.

     In this article:

     "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

     "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 13.1-730  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13-1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;
         4478

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a. Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1. The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         4479

SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SEC. 13.1-734.  DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B. The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5. Be accompanied by a copy of this article.

SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         4480

SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B. The payment shall be accompanied by:

          1. The corporation's balance sheet s of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and

          4. A copy of this article.

SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

SEC. 13.1-739  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         4481

SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shared for which the corporation elected to withhold payment under sec. 13.1-738.

SEC. 13.1-741.  COURT COSTS AND COUNSEL FEES.

     A. The Court in an appraisal proceeding commenced under sec. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under sec. 13.1-739.

     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

          1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sec.sec. 13.1-732 through 13.1-739; or

          2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     D. In a proceeding commenced under subsection A of sec. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         4482

                                                                         ANNEX B

                             ADJUSTMENTS TO CERTAIN
                        HISTORICAL FINANCIAL INFORMATION

     The table below sets forth certain adjustments to financial information from the historical financial statements of the Company for fiscal year 1997 which has been used to calculate the Exchange Ratio for the Merger. The data set forth below should be read in conjunction with the historical financial statements of the Company contained elsewhere in this Prospectus Supplement and the calculation of the Exchange Ratio under "Determination of Exchange Ratio."

                                                                                                       TOTAL
                                                             NET INCOME                            SHAREHOLDERS'
                                                NET SALES    (LOSS)(1)     EBIT(2)    EBITDA(2)       EQUITY
                                               -----------   ----------   ---------   ----------   -------------
Per Shareholders' Statement..................  $20,836,251   $(789,420)   $(804,592)  $(434,315)     $783,681
Adjustments to eliminate less than
  wholly-owned subsidiaries..................           --          --           --          --            --
                                               -----------   ---------    ---------   ----------     --------
Adjusted Shareholders' Statement.............  $20,836,251    (789,420)    (804,592)   (434,315)      783,681
                                               ===========   ---------    ---------   ----------     --------
Adjustments for non-operating items:
  Gain/loss on disposal of PP&E..............                   32,259       47,644      47,644
  Gain/loss on sale of securities............                       --           --          --
  Impairment loss............................                       --           --          --
  Equity in earnings of unconsolidated
    subsidiaries.............................                       --           --          --
  Gain/loss on discontinued operations.......                       --           --          --
  Adjustment to tax expense..................                       --           --          --            --
                                                             ---------    ---------   ----------
Total non-operating items....................                   32,259       47,644      47,644
                                                             ---------    ---------   ----------
Other Adjustments:
  Adjustment for dividends received from
    other Belk entities......................                       --           --          --
  Adjustment for ownership in other Belk
    entities.................................                                                              --
                                                             ---------    ---------   ----------     --------
Per Model....................................                $(757,161)   $(756,948)  $(386,671)     $783,681
                                                             =========    =========   ==========     ========

COMPONENTS OF NET DEBT (CASH) PER
  SHAREHOLDERS' STATEMENT
  Assets
    Cash & cash equivalents..................  $  (142,755)
    Negative cash balances reclassified to
      accounts payable.......................           --
    Receivables from affiliates, net.........           --
    Loans receivable from affiliates, net....           --
  Liabilities
    Notes payable............................           --
    Current installments of long-term debt...           --
    Current portion of obligations under
      capital leases.........................           --
    Payables to affiliates, net..............    4,238,490
    Long-term debt, excluding current
      installments...........................           --
    Obligations under capital leases,
      excluding current portion..............           --
    Loans payable to affiliates, net.........           --
                                               -----------
Net debt (cash)..............................    4,095,730
Adjustments to eliminate less than
  wholly-owned subsidiaries..................           --
                                               -----------
Per Model....................................  $ 4,095,730
                                               ===========

---------------

(1) Adjustments to net income are made net of income taxes based on the effective tax rate.
(2) Post tax items have been grossed up based on the effective tax rate for the reported entity.

         4483

                                                              SUPPLEMENT NO. 112
         4484

                            BELK OUTLET CENTER, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints John M. Belk and Thomas M. Belk, Jr., and each of them, as proxies, with full power of substitution, and authorizes them, and each of them, to vote and act with respect to all shares of Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, April 15, 1998, at 6:30 p.m., local time, at the offices of Belk Stores Services, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and at any and all adjournments thereof.


    The Board of Directors recommends a vote FOR the following proposal:


    PROPOSAL TO APPROVE AND ADOPT THE PLAN AND AGREEMENT OF REORGANIZATION, AS AMENDED, DATED AS OF NOVEMBER 25, 1997, BY AND AMONG BELK, INC., BELK ACQUISITION CO., AND THE SEPARATE BELK COMPANIES NAMED THEREIN (THE "REORGANIZATION AGREEMENT").


  [ ]  FOR                      [ ]  AGAINST                      [ ]  ABSTAIN

    In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

                   THIS PROXY MUST BE DATED AND SIGNED BELOW

    THE PROXIES SHALL VOTE SUCH SHARES AS SPECIFIED HEREIN. IF A CHOICE IS NOT SPECIFIED, THEY SHALL VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT.

                                                Dated:                   , 1998
                                                      -------------------


                                                -------------------------------
                                                           Signature

                                                -------------------------------
                                                           Signature

                                                Name(s) should be signed exactly
                                                as shown to the left hereof.
                                                Title should be added if signing
                                                as executor, administrator,
                                                trustee, etc.

 PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE

                                                              Supplement No. 112
         4485

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Registrant's Bylaws provide that each person who was or is made a party to, is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant (or is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity), will be indemnified and held harmless by the Registrant to the fullest extent permitted by the Delaware General Corporation Law as it currently exists or is later amended.


     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

     The Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction in which the director derived an improper personal benefit.

     The Registrant maintains directors and officers liability insurance coverage. Such policies have a deductible of $250,000, and an annual per occurrence and aggregate cap on coverage of $3 million.

         4486

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits


  EXHIBIT                            DESCRIPTION
  -------                            -----------
      *2.1   Plan and Agreement of Reorganization dated as of November
             25, 1997, by and among Belk, Inc., Belk Acquisition Co. and the Belk Companies named therein (included as Annex A of the
             Proxy Statement/Prospectus which forms a part of this
             Registration Statement).
      *3.1   Certificate of Incorporation of Belk, Inc.
      *3.2   Form of Amended and Restated Certificate of Incorporation of
             Belk, Inc. (reference is made to Exhibit B of the Plan and
             Agreement of Reorganization which is included as Annex B to the Proxy Statement/Prospectus included as a part of this
             registration statement).
      *3.3   Bylaws of Belk, Inc.
      *3.4   Form of Amended and Restated Bylaws of Belk, Inc. (reference is made to Exhibit C of the Plan and Agreement of
             Reorganization which is included as Annex B to the Proxy
             Statement/Prospectus included as a part of this registration statement).
       4.0   Specimen New Belk Class A Common Stock Certificate.
       4.1   Specimen New Belk Class B Common Stock Certificate
       5.1   Opinion of King & Spalding regarding the legality of the
             securities being registered.
       8.1   Opinion of King & Spalding regarding certain tax matters.
      23.1   Consent of KPMG Peat Marwick LLP.
      23.2   Consent of King & Spalding (included as part of its opinions filed as Exhibits 5.1 and 8.1).
      23.3   Consent of Willamette Management Associates, Inc.
      23.4   Consent of Sarah Belk Gambrell.
      23.5   Consent of Thomas M. Belk, Jr.
      23.6   Consent of H.W. McKay Belk.
      23.7   Consent of John R. Belk.
      23.8   Consent of David B. Cannon.
      23.9   Consent of J. Kirk Glenn, Jr.
      23.10  Consent of Karl G. Hudson, Jr.
      23.11  Consent of John A. Kuhne.
      23.12  Consent of B. Frank Matthews, III.


---------------


*Previously filed.


     b. Financial Statement Schedules.

     None.

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

provided; however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment

         4487

by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and each company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         4488

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on March 5, 1998.


                                         Belk, Inc.


                                         By: /s/ JOHN M. BELK

                                          --------------------------------------

                                                       John M. Belk


                                                        President



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated below on March 5, 1998.


                     SIGNATURE                                              TITLE
                     ---------                                              -----

                 /s/ JOHN M. BELK                      Sole Director and President (Principal
---------------------------------------------------    Executive Officer)
                   John M. Belk

                /s/ BILL R. WALTON                     Treasurer (Principal Accounting and Principal
---------------------------------------------------    Financial Officer)
                  Bill R. Walton